UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02024407

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Retirement Residences Real Estate Investment Trust
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Province of Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Retirement Residences Real Estate Investment Trust
(Name of Person(s) Furnishing Form)

Trust Units
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Rory Greiss, Kaye Scholer LLP, 425 Park Avenue, New York, NY 10022 tel. (212) 836-8261
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

On or about March 1, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1.	CPL REIT Notice of Special Meeting of Unitholders.
2.	CPL REIT Information Circular.
3.	Retirement REIT Offer to Purchase and Circular and certain documents incorporated by reference therein.
4.	CPL REIT Trustees' Circular.

Item 2. *Informed Legends.*

The required legends appear prominently in the Retirement REIT Offer to Purchase and Circular attached as Exhibit 3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Description
2.	CPL REIT Information Circular.
3.	Retirement REIT Offer to Purchase and Circular and all documents incorporated by reference therein.
4.	CPL REIT Trustees' Circular.
5.	The CPL REIT Information Circular dated March 29, 2001 prepared in connection with CPL REIT's annual meeting of CPL REIT Unitholders held on May 8, 2001.
6.	The most recently filed annual information form of each of CPL REIT and Retirement REIT, together with a copy of any document or pertinent pages of any document, incorporated therein by reference.

7. The comparative financial statements of CPL REIT for its financial year ended December 31, 2000.

8. The interim financial statements of each of CPL REIT and Retirement REIT for the nine months ended September 30, 2001 and management's discussion and analysis of financial condition and results of operations thereon.

9. The annual report of CPL REIT for its financial year ended December 31, 2000, which includes management's discussion and analysis of financial conditions and results of operations.

10. Annual information form of Retirement REIT dated October 19, 2001.

11. The sections in the long form prospectus of Retirement REIT dated March 30, 2001 entitled "Management of Retirement REIT and the Operator", "History of Vedorco and the Nursing REIT", "Trustees and Key Management", "Executive Compensation", "Principal Unitholders", "Promoter", "Material Contracts" and "Interests of Management and Others in Material Contracts".

PART III - CONSENT TO SERVICE OF PROCESS

Retirement Residences Real Estate Investment Trust is filing with the Securities and Exchange Commission an irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this form.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Manfred Walt
Executive Vice-President and Chief Financial Officer

G24\3336395.2

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Special Meeting**") of the unitholders ("**CPL REIT Unitholders**") of CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") will be held at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Tudor Room #7 on April 8, 2002 at 10:00 a.m. (Toronto time) for the following purposes:

1. to consider and, if thought advisable, pass a special resolution (substantially in the form of the special resolution annexed as Schedule "A") (the "**CPL REIT Approval Resolution**"), with or without amendment, approving a transaction (the "**Acquisition and Redemption Transaction**") involving the sale by CPL REIT of its property, assets and undertaking (other than all of the rights and benefits of certain non-assignable assets and any other assets specifically excluded from the purchase as contemplated in the Acquisition Agreement) to Retirement Residences Real Estate Investment Trust (the "**Retirement REIT**") in consideration of the assumption by Retirement REIT of substantially all of CPL REIT's liabilities and obligations and the issuance by Retirement REIT to CPL REIT of units of Retirement REIT, all in accordance with the acquisition agreement (the "**Acquisition Agreement**") between CPL REIT and Retirement REIT annexed as Appendix I to Schedule "A"; and
2. to transact such other business as may properly come before the Special Meeting or any adjournment thereof.

THIS IS AN EXTREMELY IMPORTANT MEETING FOR CPL REIT AND ITS UNITHOLDERS. YOU ARE URGED TO VOTE. In order for the CPL REIT Approval Resolution to be effective, it requires the approval of at least two-thirds of the votes cast by CPL REIT Unitholders present in person or represented by proxy at the Special Meeting. In addition, the CPL REIT Approval Resolution is subject to the approval of a simple majority of CPL REIT's Minority Unitholders (as defined in the accompanying information circular).

A committee of independent Trustees of the Board of Trustees of CPL REIT (the "**Independent Committee**"), comprised of John Crow (as chair), Douglas G. Bassett, W. Darcy McKeough and Calvin R. Stiller, has considered and evaluated the terms of the Acquisition and Redemption Transaction with Retirement REIT. The Independent Committee, among other things, retained KPMG Corporate Finance Inc. (the "**Valuator**") to prepare formal valuations of the assets of CPL REIT, the CPL REIT Units, the assets of Retirement REIT and the Retirement REIT Units, which units are to be issued to CPL REIT and its unitholders pursuant to the terms of the transaction. In addition, the CPL REIT Independent Committee retained Scotia Capital Inc. to provide financial advice and assistance to the CPL REIT Independent Committee in evaluating the Acquisition and Redemption Transaction, including the preparation and delivery of an opinion as to the fairness, from a financial point of view, of the consideration to be received by unitholders of CPL REIT. A summary of the deliberations of the CPL REIT Independent Committee and a description of the valuations and fairness opinion and related matters can be found in the information circular accompanying this notice.

CPL REIT Unitholders holding approximately 26% of the outstanding CPL REIT Units have agreed to vote in favour of the Acquisition and Redemption Transaction. See "Voting at Meeting and Quorum" in the accompanying information circular.

The accompanying information circular (together with the schedules annexed thereto) provides additional information relating to the matters to be dealt with at the Special Meeting and forms part of this notice.

If you are not able to be present at the Special Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy (printed on blue paper) or the voting instruction form (printed on white paper) and return it in accordance with the instructions on the applicable form, so as to arrive not later than 11:00 a.m. on April 5, 2002 or, if the Special Meeting is adjourned, two hours prior to the commencement of any adjournment of the Special Meeting, or deposit the completed form of proxy with the chairman of the Special Meeting prior to the commencement of the Special Meeting.

DATED at Toronto, Ontario this 19th day of February, 2002.

By Order of the Board of Trustees of
CPL LONG TERM CARE REAL ESTATE
INVESTMENT TRUST

(Signed) John Crow
Chairman of the Board of Trustees

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

February 19, 2002

Dear Fellow Unitholder:

We are pleased to inform you that CPL Long Term Care Real Estate Investment Trust ("CPL REIT") has entered into an agreement with Retirement Residences Real Estate Investment Trust ("Retirement REIT") pursuant to which, subject to certain conditions, CPL REIT will transfer substantially all of its assets to Retirement REIT in exchange for units of Retirement REIT on the basis of an exchange ratio of 1.20 units of Retirement REIT for each unit of CPL REIT (the "Exchange Ratio").

We invite you to attend a meeting of CPL REIT unitholders to be held at 10:00 a.m. on April 8, 2002 at the Fairmont Royal York Hotel, 100 Front Street West, Tudor Room #7 (the "Meeting") to approve this transaction (the "Transaction").

The Board of Trustees of CPL REIT strongly recommends that you vote in favour of the Transaction.

Your Alternatives

The Transaction, which will result in Retirement REIT acquiring 100% of CPL REIT, has been structured to afford you flexible tax treatment by enabling you to choose between realizing a taxable capital gain/loss by tendering to the offer by Retirement REIT for units of CPL REIT (the "Offer") or exchanging your CPL REIT units for Retirement REIT units on a tax-deferred basis.

Regardless of your tax objectives, you are encouraged to vote in favour of the Transaction. You may vote either in person at the Meeting or by proxy:

- **Voting in person:** In order to vote in person, if you are a **registered holder** of units of CPL REIT, you can simply attend the Meeting. If you are **not the registered holder** of your units, you may indicate on the ***white voting instruction form*** that you wish to vote in person and return it in accordance with the instructions on the form, so as to arrive not later than 11:00 a.m. on April 5, 2002.
- **Voting by proxy:** If you cannot attend the Meeting or would prefer to vote by proxy, please complete either the ***white voting instruction form*** or the ***blue proxy form*** (whichever is provided) and return it in accordance with the instructions on the form, so as to arrive not later than 11:00 a.m. on April 5, 2002.

In order to receive Retirement REIT units in exchange for your CPL REIT Units, if you are a registered unitholder, in addition to voting for the Transaction, you must also deposit your CPL REIT units by completing the ***yellow Letter of Transmittal form*** or, if applicable, the ***pink Notice of Guaranteed Delivery form*** and return it by mail, hand or courier to be received by April 23, 2002. Pursuant to the Letter of Transmittal, you may elect either to have the exchange of your units treated as a **taxable transaction** (allowing you to realize either a gain or loss) or on a tax-deferred basis. If you are not a registered unitholder, you should contact your bank, broker or trust company with such instructions prior to April 19, 2002. If you own your CPL REIT Units through your bank, broker or trust company, you are not likely the registered unitholder.

Benefits of the Transaction

We expect that the Transaction will have the following benefits for a CPL REIT unitholder:

1. *Greater Financial Flexibility and Liquidity*

   Upon completion of the Transaction, Retirement REIT will have total assets of approximately $1.9 billion, unitholders' equity of approximately $750 million and long term debt which is approximately 54% of the gross book value of its assets. Based on the current market capitalizations of Retirement REIT and CPL REIT, Retirement REIT will have a market capitalization exceeding $800 million following completion of the Transaction, making it the third largest real estate investment trust in Canada in terms of market capitalization. These factors are expected to give Retirement REIT greater access to financing and capital, improve its acquisition capacity, increase its public float and provide enhanced liquidity for unitholders.

2. *Enhanced Cash Position*

   Access to Retirement REIT's strong balance sheet and lower payout ratio will strengthen the cash position for CPL REIT unitholders.

3. *Elimination of External Management*

   CPL REIT is currently one of only two Canadian real estate investment trusts that are externally managed. The Transaction will eliminate this external management arrangement.

4. *Savings*

   Management believes that meaningful annual savings will be realized over time due to the combination of the REITs. These include administrative and compliance costs of maintaining two publicly listed reporting issuers, as well as enhanced purchasing synergies and organizational savings to be achieved by eliminating duplicate head office functions.

5. *Diversification*

   The Transaction will provide CPL REIT unitholders with increased industry and geographic diversification through a substantial portfolio of properties in each of the nursing and retirement home sectors across Canada and in selected United States markets.

If the Transaction is completed, Retirement REIT intends to pay a distribution of $1.15 per unit per annum, which is equivalent to $1.38 per CPL REIT unit per annum based on the Exchange Ratio. Accordingly, CPL REIT unitholders will continue to receive the same distribution they currently receive.

Approval of the Transaction

The Board of Trustees of CPL REIT appointed a committee of independent trustees to review the terms of the Transaction in detail. The Independent Committee, after careful consideration and with the advice of independent legal and financial advisors, has concluded and recommended to the Board that the Transaction is in the best interests of CPL REIT and its unitholders. The Independent Committee received the opinion of Scotia Capital Inc., its financial advisor, that the consideration payable to CPL REIT unitholders pursuant to the Transaction is fair, from a financial point of view, to CPL REIT unitholders.

Completion of the Transaction is subject to various conditions, including the approval of (a) not less than two-thirds of the votes cast by CPL REIT unitholders present in person, or represented by proxy, at the Meeting, (b) a simple majority of the votes cast by such CPL REIT unitholders excluding interested parties, and (c) not less than two-thirds of the votes cast by Retirement REIT unitholders present in person, or represented by proxy, at a special meeting of Retirement REIT unitholders also to be held on April 8, 2002. CPL REIT unitholders holding approximately 26% of the outstanding CPL REIT units (comprising members of the Reichmann and Kuhl families, Trustees and senior officers of CPL REIT and Retirement REIT, and certain of their respective associates) have agreed to vote in favour of the Transaction and Retirement REIT unitholders holding approximately 35% of the outstanding Retirement REIT units (comprising members of the Reichmann and Kuhl families, Trustees and senior officers of Retirement REIT and CPL REIT, and certain of their respective associates) have agreed to vote in favour of the Transaction.

Enclosed Materials

The following documents, which are included with this letter, describe the Transaction and its background and implications in detail:

- Notice of Special Meeting of CPL REIT Unitholders and Information Circular
- Retirement REIT Offer to Purchase and Offering Circular
- CPL REIT Trustees' Circular

We urge you to review and consider carefully all the information in the enclosed documents together with your financial, legal and other professional advisors. You may also review a copy of the Notice of Special Meeting of Retirement REIT Unitholders and Management Information Circular sent to Retirement REIT unitholders in connection with the Transaction at www.sedar.com.

If you have any questions, please contact CPL Investor Relations Department at 1-800-265-3514, see www.cplreit.com or e-mail to investorinfo@cplreit.com.

We look forward to your approval of the Transaction and are confident that together we will be well positioned to enjoy strong performance in the future.

Yours very truly,

Mr. John Crow
Chairman of the Board of Trustees of
CPL Long Term Care Real Estate
Investment Trust

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF UNITHOLDERS AND INFORMATION CIRCULAR

	Page
NOTICE OF SPECIAL MEETING OF UNITHOLDERS	1
INFORMATION CIRCULAR	3
THE TRANSACTION	3
Background to the Transaction	4
RECOMMENDATION OF THE INDEPENDENT COMMITTEE	6
RECOMMENDATION OF THE TRUSTEES AND REASONS FOR RECOMMENDATION	7
VALUATIONS	7
PRIOR VALUATIONS	10
ACQUISITION AGREEMENT	11
Pre-Acquisition and Redemption Transaction Reorganization	15
APPROVAL OF TRANSACTION AND MANNER OF ACCEPTANCE	15
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	18
SOLICITATION OF PROXIES	18
APPOINTMENT OF PROXIES	18
NON-REGISTERED HOLDERS	19
REVOCATION	19
VOTING OF UNITS REPRESENTED BY TRUSTEES' PROXIES	20
INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON	20
VOTING AT MEETING AND QUORUM	20
PRINCIPAL HOLDERS OF SECURITIES	21
OWNERSHIP OF SECURITIES OF CPL REIT AND RETIREMENT REIT	22
INFORMATION CONCERNING SECURITIES OF CPL REIT	23
Price Range and Trading Volume of CPL REIT Units	23
Previous Purchases, Sales and Distributions	24
Distribution Policy	24
COMMITMENT TO ACQUIRE SECURITIES OF CPL REIT	25
ACCEPTANCE OF TRANSACTION	25
BENEFITS FROM TRANSACTION	25
ARRANGEMENTS BETWEEN CPL REIT AND CPL REIT UNITHOLDERS	25
ADVISORY AND MANAGEMENT AGREEMENTS	25
EXECUTIVE COMPENSATION	26
REMUNERATION OF TRUSTEES	26
LEGAL MATTERS	27
MATERIAL CHANGES IN THE AFFAIRS OF CPL REIT	27
OTHER INFORMATION	27
DOCUMENTS INCORPORATED BY REFERENCE	27
AVAILABILITY OF DISCLOSURE DOCUMENTS	28
OTHER BUSINESS	28
TRUSTEES' APPROVAL	28
CONSENT OF SCOTIA CAPITAL INC.	29
CONSENT OF KPMG CORPORATE FINANCE INC.	29
CONSENT OF CANADIAN TAX COUNSEL	29

OFFER TO PURCHASE

OFFER TO PURCHASE	33
NOTICE TO CPL REIT UNITHOLDERS IN THE UNITED STATES	35
QUESTIONS AND REQUESTS FOR ASSISTANCE	35
DEFINITIONS	37
SUMMARY	43
The Transaction	43
Benefits of the Transaction	43
The Offer	44
The Acquisition and Redemption Transaction	44
Order of Transactions; Special Distributions	45
Purpose of the Transaction	45
Valuations	46
Retirement REIT	46
CPL REIT	47
Selected Pro Forma Financial Information	48
Expiry Time	49
Manner of Acceptance of Offer; Delivery of Proxy	49
Withdrawal of Deposited CPL REIT Units	49
Conditons of Offer	49
Payment	50
Regulatory Matters	50
Canadian Federal Income Tax Considerations	50
Taxable Transaction	50
Tax Deferred Transaction	50
Depositary	50
OFFER	51
CIRCULAR	61
BACKGROUND TO THE TRANSACTION	61
Independent Committee of CPL REIT	61
Independent Committee of Retirement REIT	62
PURPOSE OF THE TRANSACTION AND PLANS FOR CPL REIT	63
The Acquisition and Redemption Transaction	63
Plans for CPL REIT	64
VALUATIONS	64
Engagement	64
Engagement of the Valuator as an Independent Valuator	65
Prior Engagements	65
Scope of Review	66
General Assumptions and Limitations	66
Definition of Fair Market Value	66
Approach to Value	66
Capitalized Earnings Approach	67
Valuations Summary and Conclusion	67
PRIOR VALUATIONS	67

(continued on inside back cover)

(continued from back cover)

TABLE OF CONTENTS

OFFER TO PURCHASE (continued)

	Page
ACQUISITION AGREEMENT	68
General	68
The Transaction	69
Approval of Offer by CPL REIT Trustees	69
Order of Transactions; Special Distributions	69
Covenants	70
Representations and Warranties	70
Appointment of Trustees to Retirement REIT's Board	70
Non-Solicitation	70
Transaction Fees and Expenses	71
Interim Arrangements	71
Termination of Acquisition Agreement	72
Completion of Acquisition and Redemption Transaction	72
BENEFITS OF THE TRANSACTION	72
RETIREMENT REIT	73
CPL REIT	74
SELECTED PRO FORMA FINANCIAL INFORMATION	75
Selected Pro Forma Financial Information	75
Pro Forma Operations	76
HOLDINGS OF SECURITIES OF CPL REIT	76
TRADING IN SECURITIES OF CPL REIT	76
COMMITMENTS OF UNITHOLDERS	77
ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS	77
MATERIAL CHANGES AND OTHER INFORMATION	77
EXPENSES	78
REGULATORY MATTERS	78
Securities Ruling	78
Provincial and State Health Authorities	78
Competition Act	78
H-S-R Act	79
INFORMATION CONCERNING SECURITIES OF CPL REIT	80
Price Range and Trading Volume of CPL REIT Units	80
Previous Purchases, Sales and Distributions	80
Distribution Policy	81
SOLICITATION	81
DEPOSITARY	82
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	82
Disposition of CPL REIT Units pursuant to the Offer	83
Transfer of CPL REIT Assets to Retirement REIT pursuant to the Acquisition and Redemption Transaction	83
Disposition of CPL REIT Units by CPL REIT Unitholders pursuant to the Acquisition and Redemption Transaction	84
Holding and Disposing of Retirement REIT Units Received in Exchange for CPL REIT Units	84
Taxation of Retirement REIT	84
Holding the Retirement REIT Units	85
Disposition of Retirement REIT Units	86
Eligibility for Investment	86
RISK FACTORS	86
INTERESTS OF EXPERTS	86
PROMOTER	87
STATUTORY RIGHTS	87
CONSENT OF INDEPENDENT AUDITORS	88
CONSENT OF CANADIAN TAX COUNSEL	90
CONSENT OF CIBC WORLD MARKETS INC.	90
CONSENT OF KPMG CORPORATE FINANCE INC.	90
APPROVAL AND CERTIFICATE OF RETIREMENT REIT	91

TRUSTEES' CIRCULAR

TRUSTEES' CIRCULAR	95
BACKGROUND TO THE TRANSACTION	96
RECOMMENDATION OF THE INDEPENDENT COMMITTEE	97
RECOMMENDATION OF THE TRUSTEES AND REASONS FOR RECOMMENDATION	98
PRINCIPAL HOLDERS OF SECURITIES	98
OWNERSHIP OF SECURITIES OF CPL REIT BY TRUSTEES AND SENIOR OFFICERS	99
ACCEPTANCE OF THE TRANSACTION	100
RECENT TRADING IN CPL REIT SECURITIES	100
OWNERSHIP OF SECURITIES OF RETIREMENT REIT	101
RELATIONSHIPS BETWEEN RETIREMENT REIT AND THE TRUSTEES AND SENIOR OFFICERS OF CPL REIT	101
AGREEMENTS BETWEEN CPL REIT AND ITS TRUSTEES AND SENIOR OFFICERS	102
INTEREST OF CERTAIN PERSONS IN MATERIAL CONTRACTS	102
MATERIAL CHANGES IN THE AFFAIRS OF CPL REIT	102
OTHER INFORMATION	103
STATUTORY RIGHT OF ACTION FOR DAMAGES	103
APPROVAL OF TRUSTEES' CIRCULAR	103
CERTIFICATE	104

SCHEDULES

CPL REIT APPROVAL RESOLUTION	A-1
ACQUISITION AGREEMENT	A-2
VALUATION FOR CPL REIT	B-1-1
VALUATION FOR RETIREMENT REIT	B-2-1
FINANCIAL INFORMATION	C-1
INFORMATION CONCERNING RETIREMENT REIT	D-1
FAIRNESS OPINION	E-1

CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST

INFORMATION CIRCULAR

The information in this information circular is furnished in connection with the solicitation of proxies by the Board of Trustees (the "**Board of Trustees**") of CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") to be used at a special meeting (the "**Special Meeting**") of unitholders of CPL REIT ("**CPL REIT Unitholders**") to be held on April 8, 2002 at 10:00 a.m. (Toronto time) at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Tudor Room #7, and at all adjournments of the Special Meeting, for the purposes set out in the accompanying notice of meeting.

THE TRANSACTION

The proposed transaction comprises a series of transactions pursuant to which Retirement Residences Real Estate Investment Trust ("**Retirement REIT**") will acquire 100% of CPL REIT. The principal parts of this transaction are the acquisition and redemption transaction (the "**Acquisition and Redemption Transaction**") and an offer (the "**Retirement REIT Offer**"), each of which is described below. The Retirement REIT Offer and the Acquisition and Redemption Transaction are together referred to in this information circular as the "**Transaction**".

Pursuant to an acquisition agreement between CPL REIT and Retirement REIT dated February 19, 2002 (the "**Acquisition Agreement**"), Retirement REIT has agreed to purchase, and CPL REIT has agreed to sell, all of CPL REIT's property, assets and undertaking (the "**CPL REIT Assets**") (other than all of the rights and benefits of certain non-assignable assets and any other assets specifically excluded from the purchase as contemplated in the Acquisition Agreement (the "**Retained Assets**")) in consideration of the assumption by Retirement REIT of substantially all of CPL REIT's liabilities and obligations (the "**CPL REIT Assumed Liabilities**"), and the issuance by Retirement REIT to CPL REIT of units of Retirement REIT ("**Retirement REIT Units**") on the basis of an exchange ratio of 1.20 Retirement REIT Units for each issued and outstanding unit of CPL REIT (the "**Exchange Ratio**"). All of the issued and outstanding units of CPL REIT ("**CPL REIT Units**") (except for a specified number of CPL REIT Units to be retained by a subsidiary of Retirement REIT upon completion of the Acquisition and Redemption Transaction (the "**Excluded CPL REIT Units**")) will then be redeemed by CPL REIT in exchange for Retirement REIT Units in accordance with the Exchange Ratio. The effective exchange of CPL REIT Units for Retirement REIT Units will be effected on a tax-deferred "roll-over" basis, as described below.

The Acquisition and Redemption Transaction is proposed in conjunction with the Retirement REIT Offer made by Retirement REIT to all CPL REIT Unitholders. Under the terms of the Retirement REIT Offer, which are included in an offer and circular of Retirement REIT dated February 19, 2002 (the "**Retirement REIT Offering Circular**") provided to CPL REIT Unitholders with this information circular, Retirement REIT has offered to purchase up to 14,000,000 of the outstanding CPL REIT Units in exchange for Retirement REIT Units based on the Exchange Ratio. The Retirement REIT Offer is intended to offer those CPL REIT Unitholders who wish to have their disposition of CPL REIT Units constitute a taxable disposition an opportunity to do so, as described below.

All CPL REIT Unitholders who support the Acquisition and Redemption Transaction should provide a proxy instructing the proxyholder to vote their CPL REIT Units in favour of the special resolution substantially in the form of the special resolution attached as Schedule "A" to this information circular (the "CPL REIT Approval Resolution") by completing the form of proxy (printed on blue paper) accompanying this information circular. The Transaction has been structured in order to, among other things, provide flexibility for each CPL REIT Unitholder to achieve the tax treatment he or she desires on the exchange of his or her CPL REIT Units. In addition, all CPL REIT Unitholders who support the Acquisition and Redemption Transaction should tender or deposit the certificates representing their CPL REIT Units and complete the Letter of Transmittal (printed on yellow paper) accompanying the Retirement REIT Offering Circular and this information circular or by following one of the alternative procedures for tendering or depositing CPL REIT Units, all as described in the Retirement REIT Offering Circular and this information circular, as applicable.

- CPL REIT Unitholders who wish the exchange of their CPL REIT Units to be treated as a taxable disposition for income tax purposes, giving rise to a capital gain (or capital loss), should so indicate by checking the appropriate box in the Letter of Transmittal.
- CPL REIT Unitholders who prefer to have the exchange of their CPL REIT Units occur on a tax-deferred "roll-over" basis, so as to defer the realization of any capital gain (or capital loss) for income tax purposes until they dispose of the Retirement REIT Units received pursuant to the Acquisition and Redemption Transaction, should so indicate by checking the appropriate box in the Letter of Transmittal.

CPL REIT Unitholders who do not elect between tendering to the Retirement REIT Offer and depositing their CPL REIT Units pursuant to the Acquisition and Redemption Transaction shall be deemed to have elected to exchange their CPL REIT Units pursuant to the Acquisition and Redemption Transaction (i.e., on a tax-deferred basis). Unitholders who have CPL REIT Units registered in the name of a broker, dealer, financial institution or other intermediary must contact such broker, dealer, financial institution or other intermediary in order to give instructions to vote such CPL REIT Units at the Special Meeting and to deposit such CPL REIT Units in acceptance of the Retirement REIT Offer or the Acquisition and Redemption Transaction.

For the reasons described under the section of this information circular entitled "Recommendation of Trustees and Reasons for Recommendation", the Board of Trustees strongly recommends that all CPL REIT Unitholders VOTE FOR the CPL REIT Approval Resolution. It is the intention of the representatives designated on the enclosed form of proxy to vote the CPL REIT Units in respect of which they are appointed proxy FOR the CPL REIT Approval Resolution. To be approved, the CPL REIT Approval Resolution must be passed by at least two-thirds of the votes cast by CPL REIT Unitholders present in person or represented by proxy at the Special Meeting. In addition, the CPL REIT Approval Resolution is subject to the approval of a simple majority of CPL REIT's Minority Unitholders (as defined under the heading "Voting at Meeting and Quorum"). For the reasons described under the section of this information circular entitled "Recommendation of Trustees and Reasons for Recommendation", the Board of Trustees recommends that only those CPL REIT Unitholders who wish to exchange their CPL REIT Units for Retirement REIT Units on a taxable basis ACCEPT the Retirement REIT Offer. See "Voting at Meeting and Quorum" below.

Pursuant to an advisory agreement (the "**Advisory Agreement**") dated May 6, 1997 between Retirement Residences Operations (REIT) LP (as successor in interest to Central Park Lodges Ltd. by assignment and transfer) and CPL REIT, as amended, and the management agreements (the "**Management Agreements**") between certain of the operating subsidiaries of CPL REIT and Central Park Lodges Ltd., in each case, as amended and as assigned to and assumed by Retirement Residences Operations (REIT) LP by and from Central Park Lodges Ltd., Retirement REIT provides overall guidance and supervision of the management and administration of the long term care facilities of CPL REIT.

In connection with the Acquisition and Redemption Transaction, Retirement REIT intends to terminate the Advisory Agreement concurrently with the completion of the Retirement REIT Offer and the Acquisition and Redemption Transaction, such that no fee shall be payable thereunder, in connection with the Retirement REIT Offer or the Acquisition and Redemption Transaction. In addition, prior to the completion of the Acquisition and Redemption Transaction, the Management Agreements will be amended to change, among other things, the management fees payable thereunder to a cost-plus-15% basis. These fees will be payable between subsidiaries of Retirement REIT and will not affect Retirement REIT's distributable income.

Except as otherwise expressly indicated in this information circular, all amounts herein are expressed in Canadian dollars.

Background to the Transaction

In the late summer of 2001, senior management of CPL REIT and Retirement REIT began exploring the possibility of effecting a business combination of both entities. Press releases were issued disclosing the nature of such discussions on October 18, 2001. Initial discussions focussed upon certain benefits to be derived from the combination, including increased market capitalization and liquidity, greater access to capital and a range of potential synergies.

Having concluded that a combination would be beneficial to each of the REITs, senior management delivered a formal proposal to the respective Boards of Trustees of each of CPL REIT and Retirement REIT. The proposal was prepared by senior management with input from counsel to CPL REIT and Retirement REIT. Meetings of the Boards of Trustees of Retirement REIT and CPL REIT were held on November 23, 2001 and November 26, 2001, respectively.

Related Party Rules

The Acquisition and Redemption Transaction is a "related party transaction" for CPL REIT as defined in Ontario Securities Commission Rule 61-501 and Local Policy Statement Q-27 of the Commission des Valeurs Mobilières du Québec (collectively, the "**Related Party Rules**"). In effect, the application of the Related Party Rules requires (subject to certain exceptions) a reporting issuer engaged in a related party transaction to:

- obtain a valuation of the subject matter of the proposed transaction; and
- obtain the approval of the issuer's "minority shareholders" (as that term is defined in the Related Party Rules) of the proposed transaction.

As described below, CPL REIT has fully complied with the Related Party Rules in respect of the Acquisition and Redemption Transaction.

Establishment of the Independent Committee

On November 26, 2001, the Board of Trustees of CPL REIT established a committee (the "**Independent Committee**") comprised of John Crow (as chair), Douglas G. Bassett, W. Darcy McKeough and Calvin R. Stiller (collectively, the "**Independent Trustees**") of CPL REIT who are "Independent Trustees" (as defined in CPL REIT's Declaration of Trust) and free from any interest in CPL REIT or Retirement REIT other than interests arising from their appointment as a Trustee and any holdings of CPL REIT Units and/or Retirement REIT Units. None of the Independent Trustees will benefit from the Transaction other than through any such ownership of securities of CPL REIT and/or Retirement REIT. The mandate of the Independent Committee includes reviewing and negotiating the structure and terms of the proposed transaction, supervision of the independent valuation (and determining whether such supervision should be joint) and making a recommendation to the Board of Trustees of CPL REIT as to whether the proposed transaction is in the best interests of CPL REIT and the CPL REIT Unitholders.

The Independent Committee was empowered to establish rules and procedures relating to the conduct of its business and was also empowered to retain such legal counsel, financial advisors or other professional advisors, at the expense of CPL REIT, as it deems appropriate to assist in its deliberations.

The Independent Committee authorized its chairman, Mr. John Crow, to interview several law firms in order to select legal counsel and several investment banking firms and accounting firms in order to select one or more firms to prepare the independent valuations and to provide the Independent Committee with financial advice as to the fairness of the Transaction to the minority unitholders of CPL REIT. The Independent Committee retained McCarthy Tétrault LLP ("**McCarthy Tétrault**"), as counsel to provide advice to the Independent Committee in connection with the duties and responsibilities of the Independent Committee and the nature and scope of the engagement of Scotia Capital Inc. and then met on December 3, 2001 to discuss the selection of a valuator and an investment banking firm to provide a fairness opinion. At that meeting, the Independent Committee reviewed the qualifications and independence of the various firms under consideration and decided to retain KPMG Corporate Finance Inc. (the "**Valuator**") to prepare the Valuations in accordance with the Related Party Rules. It was understood by the Independent Committee at the time that the Valuator would likely also be retained by the Retirement REIT Independent Committee for the same purpose.

The Independent Committee also retained Scotia Capital Inc. ("**Scotia Capital**") to provide financial advice and assistance to the Independent Committee in evaluating the Transaction, including the preparation and delivery to the Independent Committee of the Fairness Opinion (defined below). See "The Acquisition and Redemption Transaction — Fairness Opinion".

Consideration of the Transaction

The Independent Committee had a series of meetings over the next several weeks, following its initial meeting on November 26, 2001, at which it received reports from the Valuator, Scotia Capital and McCarthy Tétrault as to the work being performed in connection with the Valuations and with respect to the proposed Transaction. The members of the Independent Committee reviewed and discussed the reasons for the proposed transaction and supervised the preparation of the Valuations.

At a meeting on February 19, 2002, the Independent Committee, following reports from its financial and legal advisors, concluded that the Transaction is in the best interests of CPL REIT Unitholders and resolved to so recommend to the full Board of Trustees of CPL REIT, which it did later that day.

Fairness Opinion

Scotia Capital was retained pursuant to an agreement between the Independent Committee of CPL REIT and Scotia Capital (the "**Financial Advisor Engagement Agreement**") dated December 4, 2001 to provide financial advice and assistance to the Independent Committee in evaluating the Transaction, including the preparation and delivery to the Independent Committee of an opinion (the "**Fairness Opinion**") as to the fairness, from a financial point of view, of the consideration offered to the holders of CPL REIT Units other than the related parties (as defined in the Related Party Rules) pursuant to the Transaction. Scotia Capital will be indemnified by CPL REIT in respect of certain liabilities which may be incurred by Scotia Capital with respect to the services provided under the Financial Advisor Engagement Agreement. The financial advisory fees payable to Scotia Capital are not contingent, in whole or in part, on the outcome of the Transaction or on the conclusions reached in the Fairness Opinion.

Scotia Capital delivered a written opinion to the Independent Committee dated February 12, 2002 in which it concluded that, as of the date of its opinion, the consideration payable to the holders of CPL REIT Units other than related parties pursuant to the Transaction is fair, from a financial point of view, to the holders of CPL REIT Units other than related parties. In arriving at its opinion Scotia Capital reviewed, with respect to CPL REIT and Retirement REIT, certain financial and operating information, certain site visits, financial projections, financial data, public information with respect to comparable entities and other information considered relevant and met with senior management of CPL REIT and Retirement REIT.

The full text of the written opinion of Scotia Capital, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Schedule "E" and should be read carefully and in its entirety by CPL REIT Unitholders.

The information above provides a summary of the conclusions in the Fairness Opinion. This summary necessarily omits information which the reader should consider to understand the scope of the work undertaken and its limitations, and the basis of Scotia Capital's analysis. Consideration of only selected portions could be misleading and could create a misleading view of the processes and methodologies used by Scotia Capital in preparing the Fairness Opinion. Unitholders are therefore urged to read the Fairness Opinion, annexed hereto as Schedule "E", in its entirety.

RECOMMENDATION OF THE INDEPENDENT COMMITTEE

On the basis of its consideration of all relevant factors and the Fairness Opinion, the Independent Committee unanimously concluded that the Transaction is in the best interests of the CPL REIT Unitholders and recommended that the Board of Trustees support the Retirement REIT Offer and approve the entering into of the Acquisition Agreement in substantially the form presented to the Independent Committee. The Independent Committee identified the following factors as being most relevant:

Greater Financial Flexibility and Liquidity. Upon completion of the Transaction, Retirement REIT will have total assets of approximately $1.9 billion, unitholders equity of approximately $750 million and long term debt which is approximately 54% of the gross book value of its assets. Based on the current market capitalizations of Retirement REIT and CPL REIT, Retirement REIT will have a market capitalization exceeding $800 million following the Transaction, making it the third largest real estate investment trust in Canada in terms of market capitalization. These factors are expected to give Retirement REIT greater access to financing and capital, improve its acquisition capacity, increase its public float and provide enhanced liquidity for unitholders.

Enhanced Cash Position. Access to Retirement REIT's strong balance sheet and lower payout ratio will strengthen the cash position for CPL REIT Unitholders.

Elimination of External Management. CPL REIT is currently one of only two Canadian real estate investment trusts that are externally managed. The Transaction will eliminate this external management arrangement.

Savings. Management believes that meaningful annual savings will be realized over time due to the combination of the REITs. These include administrative and compliance costs of maintaining two publicly listed reporting issuers, as well as enhanced purchasing synergies and organizational savings to be achieved by eliminating duplicate head office functions.

Diversification. The Transaction will provide CPL REIT Unitholders with increased industry and geographic diversification through a substantial portfolio of properties in each of the nursing and retirement home sectors across Canada and in selected United States markets.

If the Transaction is completed, Retirement REIT intends to pay a distribution of $1.15 per Retirement REIT Unit per annum, which is equivalent to $1.38 per CPL REIT Unit per annum based on the Exchange Ratio. Accordingly, CPL REIT Unitholders will continue to receive the same distribution they currently receive.

RECOMMENDATION OF THE TRUSTEES AND REASONS FOR RECOMMENDATION

Based on the recommendation of the Independent Committee, all of the factors considered by the Independent Committee and the Fairness Opinion, on February 19, 2002 the Trustees unanimously (other than Messrs. Paul Reichmann, George Kuhl and Barry Reichmann, who abstained for the reasons described below) (i) determined that the Transaction is in the best interests of CPL REIT and the CPL REIT Unitholders, and to recommend that all CPL REIT Unitholders VOTE FOR the CPL REIT Approval Resolution and that CPL REIT Unitholders who wish to exchange their CPL REIT Units for Retirement REIT Units on a taxable basis ACCEPT the Retirement REIT Offer and tender their CPL REIT Units to the Retirement REIT Offer, and (ii) approved the entering into of the Acquisition Agreement. The Acquisition Agreement was executed and delivered on February 19, 2002. See "Acquisition Agreement". The entering into of the Acquisition Agreement was publicly announced later that day.

Since Messrs. Paul Reichmann, George Kuhl and Barry Reichmann (collectively, the "**Non-Independent Trustees**") each have a material interest in the completion of the Acquisition and Redemption Transaction and the Retirement REIT Offer, other than and in addition to their interests as unitholders of CPL REIT (see "Interest of Certain Persons in Matters to be Acted Upon"), each of them advised the Board of Trustees that he had a conflict of interest in connection with the Trustees' vote on the Transaction. The Non-Independent Trustees participated in the Board of Trustees' deliberations regarding the Transaction but, in accordance with CPL REIT's Declaration of Trust, did not vote on the resolutions relating to the Transaction.

In making its recommendation, and in concluding that the Transaction is in the best interests of CPL REIT and CPL REIT Unitholders, the Board of Trustees accepted the recommendation of the Independent Committee.

VALUATIONS

Engagement

The Valuator was retained jointly by the independent committee of each of CPL REIT and Retirement REIT pursuant to an agreement dated December 4, 2001 (the "**Engagement Agreement**"). In accordance with the requirements of the Related Party Rules and under the supervision of the independent committees of each of CPL REIT and Retirement REIT, the Valuator prepared independent valuations as to the fair market value of CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and all of the property, assets and undertaking of Retirement REIT (the "**Retirement REIT Assets**") as at February 12, 2002. Under the terms of the Engagement Agreement, the Valuator will be paid a total fee of $500,000, to be shared equally by CPL REIT and Retirement REIT, for the preparation and delivery of the Valuations. In addition, each of CPL REIT and Retirement REIT have agreed to indemnify the Valuator in respect of certain expenses, losses, claims, actions, damages and liabilities that may be incurred by the Valuator with respect to the services provided under the Engagement Agreement. The fee payable to the Valuator is not contingent, in whole or in part, on the outcome of the Retirement REIT Offer and the Acquisition and Redemption Transaction or on the conclusions reached in the Valuations.

The following is a summary only of the Valuations. This summary necessarily omits information which the reader should consider to understand the scope of work undertaken and its limitations, and the basis of the Valuator's analysis. Consideration of only selected portions could be misleading and could create a misleading view of the processes and methodologies used by the Valuator in preparing the Valuations. Unitholders should read the Valuations annexed hereto as Schedule "B" in their entirety.

Engagement of the Valuator as an Independent Valuator

The Valuator is a subsidiary of KPMG LLP, a Canadian professional services firm that delivers assurance, consulting, financial advisory and tax services to individuals and businesses, government and not-for-profit organizations. The Valuator has extensive experience in preparing valuations.

Neither the Valuator, nor any of its affiliates and subsidiaries is an insider, associate or affiliate (as those terms are defined in the Related Party Rules) of CPL REIT or Retirement REIT or any of their respective affiliates (collectively, the "**Interested Parties**"). Except as independent valuator to the independent committee of each of CPL REIT and Retirement REIT, neither the Valuator nor any of its affiliates and subsidiaries is an advisor to any of the Interested Parties to the Retirement REIT Offer and Acquisition and Redemption Transaction.

The Valuator and its affiliates and subsidiaries have not been engaged to provide any financial advisory services nor have they had a material financial interest in any transaction involving CPL REIT or Retirement REIT or any Interested Party, except for the prior engagements discussed below.

Prior Engagements

The Valuator and its affiliates, including KPMG LLP, have performed various professional services for both CPL REIT and Retirement REIT in the past. Additionally, the Valuator has been engaged previously by other parties to perform services related to the assets and business operations currently held by CPL REIT and Retirement REIT. The nature of such services is summarized below:

- The Valuator was engaged by an international financial institution in 1996 to complete a due diligence review and valuation of Central Park Lodges Ltd. ("**Lodges**") in connection with the provision of a revolving credit facility to Lodges. From 1998 to 1999, the Valuator was retained by the institution with respect to its ongoing financing of assisted living facilities being acquired by Lodges. The Valuator's services comprised due diligence reviews and valuation work.
- In 1997, the Valuator was engaged by Lodges to complete a due diligence review in connection with an acquisition of a retirement home business by Lodges.
- In 1997, the Valuator provided a valuation opinion as to the aggregate fair market value of the nursing home portfolio of Lodges as at January 31, 1997. The Valuator's valuation conclusions were used in connection with the purchase of the portfolio by CPL REIT.
- In 1998, the Valuator was engaged by Lodges to complete a due diligence review of a retirement and nursing home operator based in the United States.
- In 2000, the Valuator provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio of Lodges as at March 15, 2000. The Valuator's valuation conclusions were to be used by the company in connection with the potential creation of a North American investment fund.

- In 2001, the Valuator provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio and related business of Lodges (the "**Business**") as at December 31, 2000. The Valuator's valuation conclusions were used in connection with the purchase of the Business by Retirement REIT.

The fees paid to the Valuator in connection with the mandates outlined above, together with the fees payable to the Valuator pursuant to the Engagement Agreement, are not financially material to the Valuator. No understandings or agreements exist between the Valuator and CPL REIT, Retirement REIT, or any Interested Party with respect to future financial advisory services. The Valuator may in the future, in the ordinary course of business, perform financial advisory services for CPL REIT, Retirement REIT or any Interested Party.

Having reviewed all such circumstances and based on independent legal advice, the Valuator has represented and each of CPL REIT and Retirement REIT believes that the Valuator is qualified and independent within the meaning of the Related Party Rules for purposes of the preparation of the Valuations.

Scope of Review

In preparing the Valuations, the Valuator held discussions with the independent committees of each of CPL REIT and Retirement REIT and various members of management of CPL REIT and Retirement REIT; reviewed publicly available information and financial statements and non-public information relating to CPL REIT and Retirement REIT; reviewed information relating to the business, operations, financial performance and, where applicable, stock market data of CPL REIT and Retirement REIT and other selected comparable entities; and carried out other investigative exercises, all of which are more specifically described in the Valuations annexed hereto as Schedule "B".

General Assumptions and Limitations

With the acknowledgement and agreement of the independent committees of each of CPL REIT and Retirement REIT as provided for in the Engagement Agreement, the Valuator relied upon the accuracy and completeness of all data and other information obtained by the Valuator from public sources or provided to the Valuator by CPL REIT, Retirement REIT and their respective personnel and advisors (the "**Information**"). The Valuations are conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described in the Valuations, the Valuator has not attempted to independently verify the accuracy or completeness of any of the Information. With respect to budgets, forecasts or estimates provided to the Valuator and used in its analysis, the Valuator notes that projecting such future results is inherently subject to uncertainty. The Valuator has assumed, however, that such budgets, forecasts and estimates were prepared using assumptions which, in the opinion of management of CPL REIT and Retirement REIT, were reasonable in the circumstances.

The Valuations are rendered as at February 12, 2002 (the "**Valuation Date**"). The Valuator is entitled, at any time, to withdraw, change or supplement its Valuations if it concludes that there has been a material change in the business and affairs of CPL REIT or Retirement REIT, a change in material fact, an omission to state a material fact, a material change in the factors upon which the Valuations are based or the Valuator becomes aware of any information not previously known that would render the Valuations misleading in any material respect.

The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. The Valuator believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations. Unitholders of CPL REIT should read the Valuations annexed hereto as Schedule "B" in their entirety.

Definition of Fair Market Value

For purposes of the Valuations, fair market value is defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arms' length and under no compulsion to act, expressed in terms of money or money's worth. The Valuator has made no adjustment to the fair market value to reflect the liquidity of either the Retirement REIT Units or CPL REIT Units, the effect of the

Retirement REIT Offer and Acquisition and Redemption Transaction or the fact that the Retirement REIT Units or CPL REIT Units held by individual unitholders do not form part of a controlling interest.

Approach to Value

The Valuations are based on techniques and assumptions that the Valuator considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of "en bloc" fair market value of the CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and the Retirement REIT Assets on a going-concern basis.

The nursing home portfolio and related business of CPL REIT represents the bulk of CPL REIT Assets. Similarly, the retirement home portfolio and related business of Retirement REIT represents the bulk of the Retirement REIT Assets. The Valuator considered it appropriate to use a capitalized earnings approach to value each of these businesses.

Capitalized Earnings Approach

Under the capitalized earnings approach, the maintainable level of future earnings is estimated and capitalized at an appropriate rate of return. The Valuator estimated the maintainable level of future earnings as earnings before interest and other debt costs, income taxes, and depreciation and amortization ("**EBITDA**"). The selection of an appropriate rate of return takes into account the inherent risks, rewards and rate of return required by a prospective purchaser. The resulting value represents the value of the assets and business operations underlying each of the businesses before consideration of debt.

The estimated fair market value of the other assets and debt and other liabilities were added to or deducted from this value as appropriate. The methodology used for these other assets and liabilities is fully set out in the Valuations annexed hereto as Schedule "B".

Valuations Summary and Conclusion

Based upon and subject to the foregoing, the Valuator is of the opinion that, as at February 12, 2002, the range of values of the CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and the Retirement REIT Assets is as follows:

	CPL REIT	Retirement REIT
Assets ($ millions)	$1,110 to $1,128	$1,030 to $1,050
Midpoint ($ millions)	$1,119	$1,040
Units ($ per unit)	$13.77 to $14.60	$11.80 to $12.50
Midpoint ($ per unit)	$14.19	$12.15

The foregoing summary is qualified in its entirety by the Valuations which are annexed hereto as Schedule "B".

PRIOR VALUATIONS

The following is a summary of all prior valuations of Retirement REIT and CPL REIT or their respective material assets or securities made in the preceding 24 months, the existence of which is known to Retirement REIT or CPL REIT or their respective trustees and senior officers.

In April 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide appraisals on 12 properties for mortgage financing purposes. The aggregate value of the properties was determined to be approximately $143.3 million. The appraisals were performed on the individual properties, rather than as a portfolio valuation.

In April 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide appraisals on 7 properties for mortgage financing purposes. The aggregate value of the properties was determined to be approximately US$32.6 million. The appraisals were performed on the individual properties, rather than as a portfolio valuation.

In January 2001, the Valuator was retained by Retirement REIT to provide an independent valuation of the aggregate fair market value of the assets to be acquired by Retirement REIT in connection with its initial public offering. The Valuator estimated the aggregate fair market value of those net assets to be between $321 million and $385 million. This valuation supported the price ultimately paid by Retirement REIT for the assets of Lodges in April 2001.

In January 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide an independent valuation of the aggregate fair market value of a portfolio of 32 stabilized retirement home properties that act as collateral for certain corporate bonds and the book value of the debt obligations relating to such portfolio. Deloitte & Touche Corporate Finance Canada Inc. estimated the fair market value of the net assets to be between $135 million and $144 million.

In April 2000, Deloitte & Touche Corporate Finance Canada Inc. and KPMG LLP were retained by Lodges to provide independent valuations of the aggregate fair market value of the assets of Lodges (with several assets excluded from the valuations). Lodges at the time was involved in the potential creation of an investment fund whose intent was to acquire North American assisted living entities, of which Lodges was to be included. The proposed portfolio of assets to be vended into the fund included 79 retirement facilities, the development projects underway, the Management and Advisory Agreements with CPL REIT, and Lodges' 2.9 million units of CPL REIT. Deloitte & Touche Corporate Finance Canada Inc. determined a value range of $395 million to $432 million, while KPMG determined values of $328 million to $395 million. The fund was ultimately not created.

A copy of each of the valuations prepared for Retirement REIT or Lodges referred to above are available for inspection at Retirement REIT's registered office and will be sent to any Retirement REIT Unitholder upon request without charge.

In July, 2000, Deloitte & Touche Corporate Finance Canada Inc. was retained to provide a valuation of a portfolio of fifty nursing home properties owned by CPL REIT, which valuation was to be used in connection with the refinancing of those properties. The fair market value of the individual properties was prepared on an aggregate basis estimated to be between $517 million and $541 million as at July 14, 2000. This valuation was of only a portion of CPL REIT's assets and did not attempt to value CPL REIT's net assets or the CPL REIT Units then outstanding. Therefore, the valuation is not comparable to the Valuations. A copy of this valuation is available for inspection at CPL REIT's registered office and will be sent to any CPL REIT Unitholder upon request without charge.

ACQUISITION AGREEMENT

The Acquisition Agreement is attached as Appendix I to the CPL REIT Approval Resolution (annexed hereto as Schedule "A"). The following is a summary of the material terms of the Acquisition Agreement. **This summary is qualified in its entirety by the full text of the Acquisition Agreement. CPL REIT Unitholders are urged to read the Acquisition Agreement in its entirety for a more complete description of the terms and provisions thereof.**

General

Under the Acquisition Agreement, Retirement REIT agreed to make the Retirement REIT Offer and acquire the CPL REIT Assets in consideration for the assumption by Retirement REIT of the CPL REIT Assumed Liabilities and the issuance of Retirement REIT Units to CPL REIT based on the Exchange Ratio. As soon as possible following the completion of the Acquisition and Redemption Transaction, and in any event no later than 60 days thereafter, CPL REIT is required to redeem all of the issued and outstanding CPL REIT Units (except for the Excluded CPL REIT Units) on the basis of the Exchange Ratio. CPL REIT will continue as a trust, for a period to be determined by management of Retirement REIT, with Retirement REIT or an affiliate thereof as its sole unitholder, in order to, among other things, hold the Retained Assets for the benefit of Retirement REIT Unitholders following the Time of Closing (as defined in the Acquisition Agreement).

In order to distribute fractional Retirement REIT Units (the "**Fractional Units**") upon the redemption of the outstanding CPL REIT Units (other than Excluded CPL REIT Units), the Acquisition Agreement provides, and CPL REIT Unitholders will be deemed to have directed, that CPL REIT will distribute to CIBC Mellon Trust Company (the "**Depositary**"), acting as agent for the CPL REIT Unitholders entitled to Fractional Units, such number of Fractional Units as represents the sum of the Fractional Units to which the CPL REIT Unitholders are entitled, rounded up to the next whole number. As soon thereafter as is commercially reasonable, the Depositary, acting as agent for the CPL REIT Unitholders, will sell the Fractional Units through The Toronto Stock Exchange (the "**TSE**") and pay the proceeds of these sales (without deducting commissions or other transaction costs) to those CPL REIT Unitholders who are entitled to receive a Fractional Unit based on their respective pro rata entitlements to the Fractional Units.

Following the closing of the Transaction, until a CPL REIT Unitholder deposits his or her CPL REIT Units, the Retirement REIT Units to be issued and exchanged therefor and all distributions made on such Retirement REIT Units will be held in trust by the Depositary on behalf of such CPL REIT Unitholder and transferred and paid to such CPL REIT Unitholder only upon delivery of a properly completed and executed Letter of Transmittal.

CPL REIT Unitholders who are participants in CPL REIT's distribution reinvestment plan (the "**CPL REIT DRIP**"), upon closing the Transaction, will be automatically enrolled in the distribution reinvestment plan of Retirement REIT (the "**Retirement REIT DRIP**"). Unless alternative arrangements are made with the Depositary prior to the expiry of the Offer, CPL REIT Units held under the CPL REIT DRIP will be deemed to be deposited pursuant to the Acquisition and Redemption Transaction (i.e., on a tax-deferred "rollover" basis) and the Retirement REIT Units exchanged therefor will be held thereafter under the Retirement REIT DRIP.

In order to effect the redemption of CPL REIT Units for Retirement REIT Units (other than the Excluded CPL REIT Units), CPL REIT's Declaration of Trust must be amended. The CPL REIT Approval Resolution authorizes, among other things, the CPL REIT Trustees to amend the Declaration of Trust of CPL REIT, which amendments will include an amendment to allow for the redemption of CPL REIT Units in exchange for Retirement REIT Units based on the Exchange Ratio on the direction of the Board of Trustees.

The Retirement REIT Offer and the Acquisition and Redemption Transaction

The Acquisition Agreement provides that completion of the Acquisition and Redemption Transaction is subject to the satisfaction (or waiver), in accordance with the terms of the Acquisition Agreement, of conditions substantially similar to the conditions to the Retirement REIT Offer, as set out in the Retirement REIT Offer, the majority of which conditions are also included in the Acquisition Agreement for the benefit of CPL REIT and Retirement REIT. The Acquisition Agreement provides that Retirement REIT will not waive the conditions in its favour under the Retirement REIT Offer relating to approval of the Acquisition and Redemption Transaction by CPL REIT Unitholders at the CPL REIT Special Meeting or in respect of the notification or approvals under the H-S-R Act. Retirement REIT has also agreed not to decrease the consideration payable per CPL REIT Unit, change the form of consideration payable under the Retirement REIT Offer or the Acquisition and Redemption Transaction (other than to add additional consideration), change the number of CPL REIT Units sought under the Retirement REIT Offer, or impose additional conditions to the Retirement REIT Offer or the Acquisition and Redemption Transaction or otherwise vary the Retirement REIT Offer or the Acquisition and Redemption Transaction in any manner that is adverse to CPL REIT Unitholders, except with the prior consent of CPL REIT. The Competition Commissioner (as defined in the Retirement REIT Offering Circular) has issued an advance ruling certificate in respect of the Transaction pursuant to Section 102 of the Competition Act (as defined in the Retirement REIT Offering Circular).

Approval of Retirement REIT Offer by CPL REIT Trustees

Pursuant to the Acquisition Agreement, CPL REIT confirmed that the CPL REIT Trustees, upon consultation with their financial and legal advisors, have determined: (i) that the Retirement REIT Offer and the Acquisition and Redemption Transaction are in the best interests of the CPL REIT Unitholders; and (ii) to recommend that CPL REIT Unitholders approve the Acquisition and Redemption Transaction and that only

CPL REIT Unitholders who wish to exchange their CPL REIT Units on a taxable basis should tender their CPL REIT Units in acceptance of the Retirement REIT Offer.

Order of Transactions; Special Distributions

It is intended that the take up of CPL REIT Units under the Retirement REIT Offer will occur after approval of the CPL REIT Approval Resolution and the resolution to be submitted to unitholders of Retirement REIT ("**Retirement REIT Unitholders**") approving the Acquisition and Redemption Transaction, but prior to effecting the Acquisition and Redemption Transaction. CPL REIT and Retirement REIT's objective is to complete the Acquisition and Redemption Transaction as soon as possible following the issuance of Retirement REIT Units under the Retirement REIT Offer so as to provide the most consistent treatment possible to all CPL REIT Unitholders, whether they are exchanging CPL REIT Units for Retirement REIT Units under the Retirement REIT Offer or as a result of the Acquisition and Redemption Transaction.

If the Acquisition and Redemption Transaction is completed on any day following April 30, 2002 that is not the last business day (as defined in the CPL REIT Declaration of Trust or Retirement REIT Declaration of Trust, as applicable) of a calendar month, in order to provide the fairest treatment reasonably practicable, the Acquisition Agreement provides that special proportional distributions be paid: (i) by Retirement REIT to Retirement REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such special distribution) immediately prior to the take-up of the CPL REIT Units under the Retirement REIT Offer; and (ii) by CPL REIT to CPL REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such special distribution) immediately prior to the take-up of the CPL REIT Units under the Retirement REIT Offer. Provided the Acquisition and Redemption Transaction is completed prior to May 31, 2002, it is anticipated that the first distribution of Retirement REIT, following completion of the Retirement REIT Offer and the Acquisition and Redemption Transaction, will be payable on June 17, 2002 to Retirement REIT Unitholders of record on May 31, 2002. If the Acquisition and Redemption Transaction is completed on a day that is the last business day of a calendar month, CPL REIT Unitholders and Retirement REIT Unitholders of record on the applicable record date will receive their regular distributions on the applicable distribution date for such month.

Upon the completion of the Acquisition and Redemption Transaction, Retirement REIT will acquire the CPL REIT Assets, in consideration for the assumption by Retirement REIT of the CPL REIT Assumed Liabilities and the issuance of Retirement REIT Units to CPL REIT based on the Exchange Ratio.

Covenants

Pursuant to the Acquisition Agreement, each of Retirement REIT and CPL REIT agreed that, prior to the Time of Closing, it would conduct its business and cause its subsidiaries to conduct their respective businesses only in, and neither it nor its subsidiaries would take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws and it and its material subsidiaries would preserve intact their respective business organizations and goodwill. In addition, Retirement REIT has agreed to arrange for and/or maintain "trustees', directors' and officers'" insurance coverage for the Trustees and officers of CPL REIT and the directors and officers of its subsidiaries for seven years following the Time of Closing substantially on the same terms and conditions as the "trustees', directors' and officers'" coverage in place for the benefit of the Trustees and officers of Retirement REIT and the directors and officers of its subsidiaries.

Representations and Warranties

Pursuant to the Acquisition Agreement, each of Retirement REIT and CPL REIT represented and warranted as to a number of matters including (without limitation) organization and qualification, capitalization, requisite authority, absence of changes, ownership of assets, absence of undisclosed liabilities, validity of material contracts, employment matters, the fair presentation of financial statements, the absence of litigation (pending or threatened), environmental matters, the adequacy of insurance policies, tax matters and compliance and lack of misrepresentations in filings with the Canadian securities regulators.

Appointment of Trustees to Retirement REIT's Board

Retirement REIT has agreed to use its best efforts such that, effective at the Time of Closing, the Retirement REIT Board of Trustees shall be varied to be comprised of nine Trustees, including at least five Independent Trustees (as defined in Retirement REIT's Declaration of Trust dated March 31, 2001, as amended (the "**Retirement REIT Declaration of Trust**")) selected from among the Independent Trustees presently serving on the Board of Trustees of each of Retirement REIT and CPL REIT.

Non-Solicitation

In the Acquisition Agreement, each of CPL REIT and Retirement REIT agreed that it would not, directly or indirectly, through any of its or its subsidiaries' Trustees, directors, officers, employees, representatives or agents (a "**Representative**"), solicit or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding (other than the Transaction) any merger, amalgamation, plan of arrangement, consolidation, business combination, reverse take-over, sale of assets (other than in the ordinary course of business), sale of securities or similar transaction (any of the foregoing inquiries or proposals being referred to as an "**Acquisition Proposal**"); provided, however, that nothing shall prevent each party's Board of Trustees from taking such action as such Board of Trustees determines is reasonably required in the exercise of its fiduciary duties to respond to an unsolicited *bona fide* written Acquisition Proposal; provided further such Acquisition Proposal (i) was not solicited or is the result of solicitations carried out on or before October 18, 2001, directly or indirectly, through any of its Representatives and (ii) is an Acquisition Proposal (A) for which its Board of Trustees reasonably believes adequate financial arrangements will be made, and (B) which its Board of Trustees determines in good faith (after consultation with its financial advisors and after receiving advice of its outside counsel, to the effect that its Board of Trustees is required to do so in order to discharge properly its fiduciary duties) would, if consummated in accordance with its terms, result in a transaction more favourable from a financial point of view to its unitholders than the Offer and Acquisition and Redemption Transaction (any such Acquisition Proposal being referred to as a "**Superior Proposal**").

Each of CPL REIT and Retirement REIT has agreed to immediately notify the other of any existing or future Acquisition Proposal or any written request for non-public information relating to it or any of its subsidiaries in connection with an Acquisition Proposal or for access to its properties, books or records by any person or entity that informs any of its Representatives that it is considering making, or has made, an Acquisition Proposal.

Each of CPL REIT and Retirement REIT has covenanted that it will not change the recommendation in respect of the Transaction, and each of CPL REIT and Retirement REIT has covenanted that it will not enter into any agreement to propose, pursue, support or recommend any Acquisition Proposal (as defined in the Acquisition Agreement) (a "**Proposed Agreement**") without complying with the provisions of the Acquisition Agreement, including by providing the other with an opportunity to amend the Acquisition Agreement to provide for at least equivalent financial terms under the Transaction to those included in the Proposed Agreement as determined by the Board of Trustees, acting in good faith and in accordance with their fiduciary duties, after consultation with its financial advisors. In particular, each of CPL REIT and Retirement REIT covenanted to provide the other with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than three business days prior to its proposed execution. In the event that the other agrees to amend the Acquisition Agreement as provided above, each of CPL REIT and Retirement REIT has covenanted not to enter into the Proposed Agreement, unless the Acquisition Agreement is not so amended within those three business days. In the event the other does not agree to so amend the Acquisition Agreement, CPL REIT or Retirement REIT, as the case may be, is permitted to enter into the Proposed Agreement and to change its recommendation.

Transaction Fees and Expenses

Transaction fees and expenses relating to the Acquisition and Redemption Transaction will generally be the responsibility of the party incurring those expenses, provided that if the Transaction is not completed, then (subject to certain conditions) the parties shall bear such expenses equally. Except as noted below, certain transaction fees and expenses of common benefit, such as the costs of the Valuations, will be shared equally, and each of CPL REIT and Retirement REIT will bear the costs of its own independent committee of Trustees.

The Acquisition Agreement provides that, if it is terminated by either party (the "**Terminating Party**") under certain circumstances, including where (a) the Board of Trustees of the other party (the "**Other Party**") withdraws, or makes a modification adverse to the Terminating Party to, the recommendation with respect to the Retirement REIT Offer and the Acquisition and Redemption Transaction, or if it recommends or enters into a Proposed Agreement in respect of any other Acquisition Proposal (whether or not a Superior Proposal), other than as a result of or in response to a material breach by the Terminating Party of its obligations under the Acquisition Agreement; or (b) the Other Party is in breach of or in default in any material respect under any obligation contained in the Acquisition Agreement; the Other Party shall be responsible for all of the transaction fees and expenses of the Terminating Party.

Termination of Acquisition Agreement

The Acquisition Agreement may be terminated by either CPL REIT or Retirement REIT if: (a) any court of competent jurisdiction or other regulatory authority located or having jurisdiction within Canada or the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting completion of the Transaction and such order, decree, ruling or other action is or shall have become final and non-appealable, provided that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or contest the imposition of such injunction or action and such failure materially contributed to such positions; (b) (A) there has been a breach of or default in any material respect of any covenant, agreement or obligation of the other or (B) any of the representations and warranties made by the other in the Acquisition Agreement is inaccurate or untrue in any material respect, or (C) there has occurred a change in the assets, business, operations or capital of the other that has, or could reasonably be expected to have, a Material Adverse Effect (as defined in the Acquisition Agreement) on the other; (c) the conditions to the Retirement REIT Offer and the Acquisition and Redemption Transaction are not satisfied or waived on or before July 31, 2002; or (d) the other party has entered into a Proposed Agreement, the Board of Trustees of the other withdraws or makes any adverse modification with respect to its recommendation of the Retirement REIT Offer and the Acquisition and Redemption Transaction, the Board of Trustees of the other recommends any Acquisition Proposal (whether or not a Superior Proposal) and/or the unitholders of the other pass a resolution approving any Acquisition Proposal (whether or not a Superior Proposal).

If the Acquisition Agreement is terminated pursuant to the foregoing, Retirement REIT may terminate or withdraw the Retirement REIT Offer and Retirement REIT or CPL REIT, as applicable, may terminate the Acquisition and Redemption Transaction without any liability or further obligation under the Acquisition Agreement. The obligations under the Acquisition Agreement relating to expense reimbursement will survive the termination of the Acquisition Agreement.

Completion of Acquisition and Redemption Transaction

It is currently intended that, assuming all requisite approvals are obtained, the Acquisition and Redemption Transaction will be completed on April 30, 2002, provided that, in the event any of the conditions of closing contained in the Acquisition Agreement in favour of CPL REIT or Retirement REIT have not been fulfilled or waived by such date, the Acquisition and Redemption Transaction will be completed on a date mutually agreed by CPL REIT and Retirement REIT, but in no event later than July 31, 2002.

Pre-Acquisition and Redemption Transaction Reorganization

In connection with the completion of the Acquisition and Redemption Transaction, CPL REIT and Retirement REIT will undertake certain reorganization transactions which will result in administrative and tax efficiencies following the Time of Closing. The Acquisition Agreement also provides that, before the completion of the Acquisition and Redemption Transaction, each of Retirement REIT and CPL REIT make available to the other information necessary to obtain any required consents or approvals.

APPROVAL OF TRANSACTION AND MANNER OF ACCEPTANCE

The Retirement REIT Offer and the Acquisition and Redemption Transaction form the principal parts of a proposed series of transactions which have been designed to result in the acquisition by Retirement REIT of 100% of CPL REIT in exchange for, among other things, Retirement REIT Units. Retirement REIT has structured both the Retirement REIT Offer and the Acquisition and Redemption Transaction in order to, among other things, provide flexibility for each CPL REIT Unitholder to achieve the most desirable tax consequences between the alternatives of: (i) tendering such holder's CPL REIT Units to the Retirement REIT Offer, with such exchange of CPL REIT Units for Retirement REIT Units being treated as a taxable disposition for income tax purposes and thereby giving rise to a capital gain (or capital loss) on CPL REIT Units taken up and paid for; or (ii) depositing such holder's CPL REIT Units pursuant to the Acquisition and Redemption Transaction, which CPL REIT Units will be redeemed (i.e., acquired and thereupon cancelled by CPL REIT) in consideration for Retirement REIT Units on a tax-deferred "rollover" basis so as to defer the realization of any capital gain (or capital loss) for income tax purposes until such holder disposes of the Retirement REIT Units received by him or her pursuant to the Acquisition and Redemption Transaction. **In either case, CPL REIT Unitholders wishing the Transaction to proceed should complete and submit a proxy in the form (printed on blue paper) enclosed with this information circular instructing the proxyholder to VOTE FOR the CPL REIT Approval Resolution at the Special Meeting. CPL REIT Unitholders who tender or deposit CPL REIT Units will, by tendering or depositing certificates representing their CPL REIT Units together with a properly completed and executed Letter of Transmittal (printed on yellow paper) or, in the case of the Retirement REIT Offer only, by depositing a properly completed and executed Notice of Guaranteed Delivery (printed on pink paper), also be appointing Retirement REIT as proxyholder and authorizing Retirement REIT to vote all CPL REIT Units tendered to the Retirement REIT Offer or deposited pursuant to the Acquisition and Redemption Transaction, as the case may be, in favour of approving the Acquisition and Redemption Transaction at the Special Meeting.** Please see "Canadian Federal Income Tax Considerations" in the Retirement REIT Offering Circular included with this information circular.

As indicated above, only CPL REIT Unitholders who wish the exchange of their CPL REIT Units for Retirement REIT Units to be treated as a taxable disposition should deposit their CPL REIT Units in acceptance of the Retirement REIT Offer. CPL REIT Unitholders who wish the exchange of their CPL REIT Units for Retirement REIT Units, pursuant to the Acquisition and Redemption Transaction, to occur on a tax-deferred "rollover" basis should deposit their CPL REIT Units pursuant to the Acquisition and Redemption Transaction.

- CPL REIT Unitholders may accept the Retirement REIT Offer by depositing certificates representing their CPL REIT Units together with a properly completed and executed Letter of Transmittal (printed on yellow paper) bearing a checkmark in the appropriate box electing to tender to the Retirement REIT Offer, or by depositing a properly completed and executed Notice of Guaranteed Delivery (printed on pink paper). CPL REIT Unitholders who support the Acquisition and Redemption Transaction and who intend to tender, but who have not then yet tendered, their CPL REIT Units in acceptance of the Retirement REIT Offer should indicate their approval of the Acquisition and Redemption Transaction by providing a properly completed and executed form of proxy (printed on blue paper) instructing the proxyholder to vote their CPL REIT Units in favour of the CPL REIT Approval Resolution at the Special Meeting. The Retirement REIT Offer is conditional upon, among other things, passage of the CPL REIT Approval Resolution.
- CPL REIT Unitholders may deposit their CPL REIT Units pursuant to the Acquisition and Redemption Transaction by depositing certificates representing their CPL REIT Units together with a properly completed and executed Letter of Transmittal (printed on yellow paper) bearing a check mark in the appropriate box electing to so deposit their CPL REIT Units. See "Letter of Transmittal" immediately below.

A CPL REIT Unitholder who deposits CPL REIT Units pursuant to a Letter of Transmittal without making such an election will be deemed to have elected to deposit such CPL REIT Units pursuant to the Acquisition and Redemption Transaction. No Retirement REIT Units shall be distributed in exchange for CPL REIT Units, whether under the Retirement REIT Offer or pursuant to the Acquisition and Redemption Transaction, without a properly completed and executed Letter of Transmittal. Following the Expiry Time, all CPL REIT Unitholders who have not tendered to the Retirement REIT Offer shall be deemed to have elected to deposit their CPL REIT Units pursuant to the Acquisition and Redemption Transaction.

Letter of Transmittal

The Retirement REIT Offer may be accepted in accordance with the procedures set out in the Retirement REIT Offer and Retirement REIT Offering Circular.

CPL REIT Unitholders may deposit CPL REIT Units pursuant to the Acquisition and Redemption Transaction by delivering to the Depositary at any of its offices listed in the Letter of Transmittal accompanying this information circular, by the means of delivery specified therein:

(a) certificate(s) representing the CPL REIT Units;

(b) a Letter of Transmittal (printed on yellow paper) in the form accompanying this information circular or a facsimile thereof duly completed and executed as required by the instructions and rules set out in such Letter of Transmittal; and

(c) any other relevant documents required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on a Letter of Transmittal must be guaranteed by (i) a major Canadian chartered bank or a trust company in Canada; or (ii) a participant firm of the Securities Transfer Association Medallion Program (each an "Eligible Institution"). If a Letter of Transmittal is executed by a person other than the registered holder of the CPL REIT Units deposited pursuant to the Letter of Transmittal, any certificate(s) accompanying the Letter of Transmittal must be endorsed or the Letter of Transmittal must be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or transfer power of attorney guaranteed by an Eligible Institution.

In addition to the foregoing procedure, CPL REIT Units may also be deposited by book-entry transfer through CDS in a manner acceptable to Retirement REIT. If a CPL REIT Unitholder deposits CPL REIT Units according to the procedure for book-entry transfer, the CPL REIT Unitholder thereby expressly acknowledges that such CPL REIT Unitholder has received and agrees to be bound by the terms of the Letter of Transmittal (including the voting proxy described above) and that Retirement REIT may enforce such agreement against the CPL REIT Unitholder.

CPL REIT Unitholders are encouraged to review and consider carefully all the information in this information circular and the accompanying documents with their financial, legal and other professional advisors.

General

In all cases, whether pursuant to the Retirement REIT Offer or the Acquisition and Redemption Transaction, payment for the deposited CPL REIT Units taken up by Retirement REIT will be made only after timely receipt by the Depositary of the certificates representing the CPL REIT Units together with a duly completed and executed Letter of Transmittal, or a manually signed facsimile thereof, covering such CPL REIT Units with the signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal (or delivery of the deposited CPL REIT Units by book-entry transfer in a manner acceptable to Retirement REIT), and any other required documents.

CPL REIT Unitholders whose CPL REIT Units are registered in the name of an Intermediary (as defined in the Retirement REIT Offering Circular) should contact their Intermediary for assistance in depositing their CPL REIT Units.

The method of delivery of the Letter of Transmittal for the CPL REIT Units, the certificates representing the CPL REIT Units, and all other required documents is at the option and risk of the person depositing the same. Retirement REIT recommends that such documents be delivered by hand to the Depositary and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

The execution of the Letter of Transmittal by a CPL REIT Unitholder also irrevocably appoints Barry Reichmann, President and Chief Executive Officer of Retirement REIT or, failing him, Manfred J. Walt, Executive Vice-President and Chief Financial Officer of Retirement REIT or, failing both of them, such other person as is designated by Retirement REIT in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the CPL REIT Unitholder with respect to the CPL REIT Units deposited under the Retirement REIT Offer or pursuant to the Acquisition and Redemption Transaction with full power of substitution, in the name and on behalf of such CPL REIT Unitholder (such power of attorney being deemed to be an irrevocable power coupled

with an interest), from the date of deposit until withdrawal, if any, under the Retirement REIT Offer, to vote in favour of the CPL REIT Approval Resolution at the CPL REIT Special Meeting and, at the discretion of said proxyholders, upon any amendment or variation of such matter or any other matter that may properly be brought before any meeting of CPL REIT Unitholders or any adjournment (or adjournments of such meeting) in such manner as such proxyholder, in its sole judgment, may determine and with respect to any required submissions and filings on behalf of such CPL REIT Unitholders in relation thereto.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any CPL REIT Units deposited will be determined by Retirement REIT in its sole discretion. Depositing CPL REIT Unitholders agree that such determinations will be final and binding. Retirement REIT reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Retirement REIT reserves the absolute right to waive any defect or irregularity in the deposit of any CPL REIT Units. There is no obligation on the part of Retirement REIT or the Depositary to give notice of any defects or irregularities in any deposit and no liability will be incurred by any of them for failure to give any such notice. Retirement REIT's interpretation of the terms and conditions of the Retirement REIT Offer (and the schedules hereto) (including the Retirement REIT Offering Circular, Letter of Transmittal and Notice of Guaranteed Delivery) will be final and binding.

The acceptance of the Retirement REIT Offer or the deposit of CPL REIT Units pursuant to the Acquisition and Redemption Transaction pursuant to the procedures set forth above will constitute an agreement between the depositing CPL REIT Unitholder and Retirement REIT in accordance with the terms and conditions of the Retirement REIT Offer (and the schedules hereto), as the case may be, including the depositing CPL REIT Unitholder's representation and warranty that: (i) such CPL REIT Unitholder has full power and authority to deposit, sell, assign and transfer the CPL REIT Units being deposited; (ii) such CPL REIT Unitholder owns the CPL REIT Units being deposited within the meaning of applicable securities laws; (iii) the deposit of such CPL REIT Units complies with applicable securities laws; and (iv) when such CPL REIT Units are taken up and paid for by Retirement REIT, Retirement REIT will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

Retirement REIT reserves the right to permit the Retirement REIT Offer to be accepted and/or CPL REIT Units deposited pursuant to the Acquisition and Redemption Transaction in a manner other than that set out above.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies Ward Phillips & Vineberg LLP, Canadian tax counsel to Retirement REIT and CPL REIT, the section entitled "Canadian Federal Income Tax Considerations" of the Retirement REIT Offering Circular is a summary of the principal Canadian federal income tax considerations generally applicable to a CPL REIT Unitholder who (a) disposes of CPL REIT Units to Retirement REIT in exchange for Retirement REIT Units pursuant to the Retirement REIT Offer, or (b) who disposes of CPL REIT Units to CPL REIT in exchange for Retirement REIT Units pursuant to the Acquisition and Redemption Transaction, based on the information and assumptions contained in such section.

SOLICITATION OF PROXIES

The solicitation of proxies by this information circular is being made by or on behalf of the Board of Trustees of CPL REIT and the total cost of this solicitation by or on behalf of the Board of Trustees, which is expected to be $250,000, will be borne by CPL REIT. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by agents of CPL REIT. CPL REIT may, following the date hereof, engage soliciting agents pursuant to contracts or arrangements for the solicitation of proxies, the cost of which contracts or arrangements will be borne by CPL REIT and be in addition to the cost disclosed above. The information contained in this information circular is given as at February 12, 2002 except where otherwise noted.

APPOINTMENT OF PROXIES

The persons designated in the enclosed form of proxy are Trustees or senior officers of CPL REIT or representatives of the Trustees or senior officers of CPL REIT. A CPL REIT Unitholder who wishes to appoint some other person to represent the Unitholder at the Special Meeting may do so by striking out the names of the persons designated in the enclosed form of proxy and by inserting the name of such other person to be appointed in the blank space provided. Such other person need not be a CPL REIT Unitholder.

To be valid, proxies must be deposited with CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9, so as to arrive not later than 11:00 a.m. on April 5, 2002 or, if the Special Meeting is adjourned, two hours before the commencement of any adjournment of the Special Meeting or to the Chairman of the Special Meeting at any time prior to the commencement of the Special Meeting on the day of the Special Meeting or any adjournment thereof.

NON-REGISTERED HOLDERS

Only registered holders of CPL REIT Units, or the persons they appoint as their proxies, are permitted to attend and vote at the Special Meeting. However, in many cases, CPL REIT Units beneficially owned by a holder (a "**Non-Registered Holder**") are registered either:

(a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the CPL REIT Units, such as, among others, banks, trust companies, securities dealers or brokers and Trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans;

or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, CPL REIT has distributed copies of the Notice of Meeting, this information circular and the form of proxy (collectively, the "**meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

A. be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of CPL REIT Units beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9, as described above;

or

B. more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the CPL REIT Units they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Special Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

REVOCATION

A registered CPL REIT Unitholder who has given a proxy may revoke the proxy:

(a) by completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above; or

(b) by depositing an instrument in writing executed by such CPL REIT Unitholder or by such Unitholder's attorney authorized in writing with the Chairman of the Special Meeting prior to the commencement of the Special Meeting or any adjournment of the Special Meeting; or

(c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Special Meeting.

VOTING OF UNITS REPRESENTED BY TRUSTEES' PROXIES

The representatives of the Board of Trustees designated in the enclosed form of proxy (printed on blue paper) will vote for or against the CPL REIT Units in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the CPL REIT Unitholder as indicated on the proxy and, if the CPL REIT Unitholder specifies a choice with respect to any matter to be acted upon, the CPL REIT Units will be voted accordingly. In the absence of such direction, such CPL REIT Units will be voted by the persons designated therein FOR the CPL REIT Approval Resolution.

The enclosed form of proxy (printed on blue paper) confers discretionary authority upon the persons designated therein with respect to amendments, if any, to matters identified in the Notice of Special Meeting and with respect to other matters, if any, which may properly come before the Special Meeting. The aforesaid CPL REIT Units will be voted with respect to any such matter in accordance with the judgment of the persons named therein. At the date of this information circular, the Board of Trustees knows of no such amendments or other matter. However, if any such amendment or other matter which is not now known to the Board of Trustees should properly come before the Special Meeting, or if a motion is brought seeking to adjourn the Special Meeting, including in order to consider any such amendment or other matter, the CPL REIT Units represented by the proxies solicited by this information circular will be voted thereon in accordance with the best judgment of the representatives voting such proxies.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, management of CPL REIT is not aware of any material interest, direct or indirect, of any Trustee or senior officer of CPL REIT, or any person beneficially owning, directly or indirectly, more than 10% of the CPL REIT Units or any associate or affiliate thereof in any transaction since December 31, 2000 or in any proposed transaction which has materially affected or would materially affect CPL REIT or any of its subsidiaries.

Messrs. Paul Reichmann, Barry Reichmann, George Kuhl and C. William Dillane, who are Trustees and/or senior officers of CPL REIT, are Trustees and/or senior officers of Retirement REIT and/or directors and/or senior officers of its material subsidiaries, which are parties or are shareholders of parties to the Offer, the Acquisition Agreement and the Advisory Agreement and Management Agreements. See "Advisory and Management Agreements".

In addition, certain Trustees and senior officers of CPL REIT own, directly or indirectly, or have control or direction over outstanding securities of CPL REIT and Retirement REIT. See "Ownership of Securities of CPL REIT and Retirement REIT".

VOTING AT MEETING AND QUORUM

On February 12, 2002, 24,634,862 CPL REIT units were issued and outstanding. In addition, CPL REIT has 1,080,733 outstanding options to acquire CPL REIT Units, $34,427,000 aggregate principal amount of convertible debentures, convertible at $14.25 per CPL REIT Unit and $48,464,000 aggregate principal amount of convertible debentures, convertible at $13.25 per CPL REIT Unit. Each CPL REIT Unit entitles its holder to one vote at meetings of unitholders of CPL REIT. Holders of CPL REIT Units of record at the close of business on February 21, 2002, the record date established for notice of the Special Meeting, will be entitled to vote at the Special Meeting, or any adjournment thereof, either in person or by proxy.

Pursuant to the terms of the amended and restated declaration of trust of CPL REIT dated March 9, 2000, as amended (the "**CPL REIT Declaration of Trust**"), to be effective, the CPL REIT Approval Resolution must be approved by not less than two-thirds of the votes cast by the CPL REIT Unitholders present in person, or represented by proxy, at the Special Meeting. The quorum at the Meeting or any adjournment thereof shall consist of at least two individuals present in person, each of whom is a CPL REIT Unitholder or a proxyholder representing a unitholder, and who hold or represent by proxy not less than 20% of the total number of outstanding CPL REIT Units.

Under applicable rules and policies of certain Canadian securities regulatory authorities (including the Related Party Rules), the CPL REIT Approval Resolution is subject to the approval of a simple majority of the votes cast by CPL REIT's minority unitholders (the "**Minority Unitholders**"). For this purpose, the Minority Unitholders are all unitholders of CPL REIT who hold CPL REIT Units the votes attached to which are not excluded for purposes of determining minority approval for the Acquisition and Redemption Transaction in accordance with applicable securities legislation (including the Related Party Rules). The text of the CPL REIT Approval Resolution is annexed as Schedule "A" hereto.

PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the Trustees and senior officers of CPL REIT, after reasonable enquiry, no person or company, at the date hereof, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding CPL REIT Units, except as follows:

Name	Number of CPL REIT Units	Percentage of CPL REIT Units	Principal Amount of Convertible Debentures Held	Percentage of Convertible Debentures
Guardian Group of Funds Limited	3,625,000	14.7%	$3,000,000	3.4%

Note:

Information as to securities of CPL REIT beneficially owned or over which control or direction is exercised has been obtained from such holder.

OWNERSHIP OF SECURITIES OF CPL REIT AND RETIREMENT REIT

Except as described below, no Trustee or senior officer of CPL REIT and, based on the knowledge of the Trustees and senior officers of CPL REIT, after reasonable enquiry, no associate of any such Trustee or senior officer, and no person or company holding more than 10% of the outstanding CPL REIT Units, owns or has control or direction over any outstanding securities of CPL REIT or Retirement REIT. Based on the knowledge of the Trustees and senior officers of CPL REIT no person is acting jointly or in concert with CPL REIT.

	Securities of CPL REIT				Securities of Retirement REIT			
Name and Position with CPL REIT[1]	Number of CPL REIT Units	Percentage of CPL REIT Units	CPL REIT Units under Options Granted	Percentage of Options Outstanding	Number of Retirement REIT Units[2]	Percentage of Retirement REIT Units	Retirement REIT Units under Options Granted	Percentage of Options Outstanding
Douglas G. Bassett . . . . Trustee	7,000	(3)	8,000	(3)	—	—	—	—
John Crow . . . . Chairman and Trustee	21,000[5]	(3)	60,500	5.6%	—	—	—	—
George Kuhl . . . . Trustee	729,569[5]	3.0%	37,500	3.5%	4,164,231[4]	10.7%	200,000	10.2%
W. Darcy McKeough . . . . . . Trustee	5,000	(3)	37,500	3.5%	—	—	—	—
Barry Reichmann . . . . President and Trustee	1,432,346	5.8%	100,000	9.3%	6,205,441[4]	16.0%	200,000	10.2%
Paul Reichmann . . . . Trustee	3,111,632[5]	12.6%	—	—	1,614,143	4.2%	—	—
Calvin R. Stiller . . . . Trustee	135,000	(3)	8,000	(3)	—	—	—	—
C. William Dillane[4] . . . . Chief Operating Officer	—	—	195,400	18.1%	51,000	(3)	—	—
David Beirnes[4] . . . . Chief Financial Officer	—	—	150,000	13.9%	—	—	—	—
Frank Cerrone . . . . Vice-President, Legal			27,500	2.5%	—	—	—	—
Patrick McCarthy[4] . . . . Vice President, Finance	—	—	25,000	2.3%	—	—	—	—
Guardian Group of Funds . . . Limited	3,625,000	14.7%	—	—	1,512,000	3.9%	—	—

Notes:

(1) Individual Trustees and senior officers have furnished information as to securities beneficially owned by them or over which they exercise control or direction and as to the holdings of their respective associates.

(2) In December 2001, all outstanding Class B Exchangeable Units issued by Retirement Residences Operations (REIT) LP, a subsidiary entity of Retirement REIT, were exchanged pursuant to their terms for Retirement REIT Units.

(3) Percentage represents less than 1% of the outstanding securities of that class.

(4) CPL REIT has issued an aggregate principal amount of $34,500,000 Convertible Unsecured Subordinated Debentures, convertible at $14.25 per CPL REIT Unit, and an aggregate principal amount of $50,000,000 Convertible Unsecured Subordinated Debentures, convertible at $13.25 per CPL REIT Unit. Messrs. Dillane, Beirnes and McCarthy own Convertible Debentures in the principal amount of $50,000, $50,000 and $10,000, respectively, in each case representing less than 1% of the principal amount of Convertible Debentures outstanding.

(5) Includes securities held by associates.

INFORMATION CONCERNING SECURITIES OF CPL REIT

Price Range and Trading Volume of CPL REIT Units

The CPL REIT Units are listed and posted for trading on the TSE. The combined volume of trading and price ranges of the CPL REIT Units on the TSE are set forth in the following table for the periods indicated:

Period	High	Low	Volume (in thousands)
2002			
February (1-18)	$15.20	$14.50	308
January	$15.40	$14.06	1,175
2001			
December	$14.25	$13.95	708
November	14.00	13.50	627
October	14.05	13.30	860
September	14.40	13.39	493
August	14.00	12.70	1,029
July	14.20	13.78	1,045
June	14.58	13.75	796
May	14.85	14.25	1,106
April	14.95	13.95	1,153
March	14.60	13.26	1,042
February	14.84	13.70	718
January	14.40	12.95	659

The closing prices of the CPL REIT Units and Retirement REIT Units on the TSE on February 18, 2002, the last trading day immediately prior to the announcement of the terms of the Retirement REIT Offer and the Acquisition and Redemption Transaction, were $15.07 per unit and $12.60 per unit, respectively, the ratio of which is 1.196. The closing prices of CPL REIT Units and Retirement REIT Units on the TSE for the 20 trading days preceding February 18, 2002 were $14.92 and $12.49, respectively, the ratio of which is 1.195. The closing prices of the CPL REIT Units and Retirement REIT Units on the TSE on October 18, 2001, the date of the first public announcement of management's consideration of the Transaction, were $13.84 per unit and $12.00 per unit, respectively. The average closing price of the Retirement REIT Units on the TSE for the 20 trading days preceding October 18, 2001 was $11.91 per unit. The average closing price of the CPL REIT Units on the TSE for the 20 trading days preceding October 18, 2001 was $13.90 per unit.

Previous Purchases, Sales and Distributions

The following purchases or sales of securities of CPL REIT (excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants and conversion rights) during the 12 months preceding the date hereof and the following distributions of CPL REIT Units have been effected by CPL REIT during the five years preceding the date hereof are as follows:

Date	Number of Securities	Type of Securities	Price/ Security Unit	Gross Proceeds	Purpose
May 1997	9,372,495	CPL REIT Units	$10.00[1]	$ 93,724,950	Public Offering
October 1997	6,566,500	CPL REIT Units	$17.00[1]	$111,630,500	Public Offering
July 1998	118,145	CPL REIT Units	$22.43[2]	$ 2,650,000	Facility Acquisitions
August 1998	8,345	CPL REIT Units	$22.29[2]	$ 186,000	Facility Acquisition
January 1999	3,300,000	CPL REIT Units	$23.50	$ 77,550,000	Public Offering
June 2000	—	Convertible Debentures[3]	—	$ 34,500,000	Public Offering
October 2000	—	Convertible Debentures[3]	—	$ 50,000,000	Public Offering
March 2001	2,416,100	CPL REIT Units	$13.90	$ 33,583,790	Public Offering
April 2001	159,035	CPL REIT Units	$13.09[1]	$ 2,081,000	Facility Acquisition
November 2001	2,062,500	CPL REIT Units	$13.35	$ 27,534,375	Public Offering
Quarterly from June 30, 1997 to September 30, 2001	262,164	CPL REIT Units	[4]	$ 4,226,603[4]	Advisory Fee
Monthly from May 1998 to February 2002	34,348	CPL REIT Units	[5]	[5]	Distribution Reinvestment Plan

Notes:

(1) Represented by instalment receipts.

(2) The price per security is based on a deemed price.

(3) Public offerings of 10.5% Convertible Unsecured Subordinated Debentures issued in denominations of $1,000. See "Ownership of Securities of CPL REIT and Retirement REIT".

(4) Pursuant to the Advisory Agreement, the advisor thereunder is entitled to certain fees. Upon receipt of the quarterly payment of such fees, the advisor is required to immediately subscribe for and be issued CPL REIT Units with a fair market value equal to 50% of such quarterly payment. The issuances are made at the current market price at such time.

(5) Pursuant to the Distribution Reinvestment Plan (the "**Plan**"), all distributions payable to participants under the Plan are paid in CPL REIT Units at the current market price at the time of each distribution, subject to a "bonus" distribution of 3% of the distribution so paid.

Distribution Policy

The distribution policy of CPL REIT is set out in CPL REIT's annual information form dated May 18, 2001 under the heading "Distribution Policy". In August 2001, the Board of Trustees of CPL REIT determined that it would be prudent to change the practice of distributing all of its distributable income by, instead, retaining a portion of the distributable income to help fund capital expenditures and other non-operating recurring cash requirements of CPL REIT. Accordingly, beginning with the August 2001 distribution, CPL REIT has been distributing $0.115 per CPL REIT Unit per month compared to the previous monthly distributions of $0.135 per CPL REIT Unit, which had been distributed monthly since November 1998.

The distribution policy of Retirement REIT is described under the heading "Information Concerning Retirement REIT" in Retirement REIT's annual information form dated October 19, 2001. If the Acquisition and Redemption Transaction is completed, Retirement REIT intends, effective the first regular monthly distribution date of Retirement REIT following the closing of the Acquisition and Redemption Transaction, to pay a distribution to Retirement REIT Unitholders based on annual distributions in the amount of $1.15 per Retirement REIT Unit, which is equivalent to $1.38 per CPL REIT Unit based on the Exchange Ratio.

COMMITMENT TO ACQUIRE SECURITIES OF CPL REIT

Except as otherwise described below, neither Retirement REIT nor any Trustee or senior officer of CPL REIT or Retirement REIT and, based on the knowledge of the Trustees and senior officers of CPL REIT, after reasonable enquiry, no associate of any such CPL REIT or Retirement REIT Trustee or senior officer, and no person or company holding more than 10% of the outstanding CPL REIT Units or Retirement REIT Units, has made any commitment to acquire CPL REIT Units.

ACCEPTANCE OF TRANSACTION

To the knowledge of the Trustees and senior officers of CPL REIT, after reasonable enquiry, as at the date of this information circular, all of the Trustees and senior officers of CPL REIT and Retirement REIT intend to vote their CPL REIT Units in favour of the CPL REIT Approval Resolution. In connection with the Transaction, Retirement REIT and CPL REIT have entered into support agreements (the "**Support Agreements**"), pursuant to which unitholders holding approximately 26% of the outstanding CPL REIT Units and approximately 35% of the outstanding Retirement REIT Units (comprising members of the Reichmann and Kuhl families, Trustees and senior officers of CPL REIT and Retirement REIT, and certain of their respective associates) have agreed to vote in favour of the CPL REIT Approval Resolution and the Retirement REIT Approval Resolution. Certain of such unitholders who have entered into Support Agreements are included as part of CPL REIT's Minority Unitholders.

BENEFITS FROM TRANSACTION

Except as otherwise described herein, there are no direct or indirect benefits to any of the persons listed under the heading "Ownership of Securities of CPL REIT and Retirement REIT."

ARRANGEMENTS BETWEEN CPL REIT AND CPL REIT UNITHOLDERS

Other than the Support Agreements described under "Acceptance of Transaction", there are no contracts, arrangements or understandings, formal or informal, between CPL REIT and/or Retirement REIT and any CPL REIT Unitholder with respect to the Transaction or any person or company with respect to any securities of CPL REIT in relation to the Transaction.

ADVISORY AND MANAGEMENT AGREEMENTS

Pursuant to the Advisory Agreement and Management Agreements, Retirement REIT, through subsidiary entities (the "**Operator**"), conducts the business of providing advisory and management services to CPL REIT.

The Operator's role as advisor is to, among other things: (i) advise CPL REIT on major decisions, including proposed acquisitions, dispositions and financings; (ii) deal with investment dealers, financial institutions, brokers, consultants and other third party service providers; and (iii) supervise the maintenance of books and records and preparation of materials for CPL REIT Unitholders. As manager, the Operator provides, among other things, overall guidance and supervision of: (i) the management and administration of CPL REIT to facilitate proper resident care and efficient operation; (ii) compliance with all regulatory requirements; and (iii) marketing, public relations, accounting, financial reporting, labour relations and group purchasing.

The Operator receives the following fees for its role in managing and advising CPL REIT:

- monthly management fees equal to 2.75% of gross revenue of CPL REIT's operating subsidiaries other than (i) the operating subsidiary in respect of two Washington facilities, for which the monthly management fee has been waived under certain circumstances, and (ii) the operating subsidiary in respect of seven facilities located in the Northeastern United States, which facilities are not currently subject to a management agreement with the Operator;
- an annual advisory fee equal to 0.35% of the adjusted cost base of CPL REIT's assets (other than with respect to two Washington facilities, for which the annual advisory fee has been waived under certain circumstances), which fee is payable quarterly, one-half of which is required to be used by the Operator to purchase CPL REIT Units from treasury at the prevailing market price;

- an acquisition fee of 0.65% of the cost of any property purchased by CPL REIT from a party other than a related party, payable on the closing of such purchase;
- a disposition fee of 0.25% of the total sale price of any property sold by CPL REIT to a party other than a related party, payable on the closing of such sale; and
- a financing co-ordination fee of 0.25% of the principal amount of any financing or refinancing arranged for CPL REIT from a party other than a related party (this fee does not apply to mortgages assumed by CPL REIT at the time of the acquisition of a new property).

Net fees (after direct expenses) from the above activities totalled approximately $12.415 million for the year ended December 31, 1999 and approximately $13.406 million for the year ended December 31, 2000.

CPL REIT is entitled to terminate the Management Agreements and/or the Advisory Agreement, on six months' notice to the Operator with the approval of not less than two-thirds of the Independent Trustees of CPL REIT and two-thirds of the votes cast at a meeting of CPL REIT Unitholders called for that purpose, provided that during the first 10 years of the term of these agreements, CPL REIT may not, without the consent of the Operator, terminate any such agreement for financial advantage. In addition, these agreements may be terminated during their respective initial five year terms only if (i) the Operator or its related parties collectively own less than 852,045 units in the capital of the CPL REIT, or (ii) the Operator consents to such termination. Retirement REIT intends to terminate the Advisory Agreement and amend the Management Agreements, each in accordance with its terms.

EXECUTIVE COMPENSATION

Disclosure of executive compensation of certain of CPL REIT's senior officers is set out in the Information Circular of CPL REIT dated March 29, 2001 incorporated by reference herein. No Trustee, executive officer or senior officer of CPL REIT (or any associate of such persons) is, or at any time since January 1, 2000 has been, indebted to CPL REIT or any of its subsidiaries and no such persons' indebtedness is or has been the subject of a guarantee or similar arrangement or understanding by CPL REIT or any of its subsidiaries.

REMUNERATION OF TRUSTEES

A Non-Independent Trustee does not receive any remuneration from CPL REIT for serving as a Trustee of CPL REIT. Each Independent Trustee receives as an annual retainer cash remuneration from CPL REIT in the amount of $20,000 per year. The chairman of the Board of Trustees receives an additional remuneration in the amount of $20,000 per year. In addition, each Trustee of CPL REIT serving as a chairman of a committee of the Board of Trustees receives an additional retainer of $1,500 per year. Each Trustee of CPL REIT receives a meeting fee of $750 (except for meetings of the Independent Committee, in which case each Trustee receives a meeting fee of $1,250) for each board and committee meeting attended either in person or by telephone and such other reasonable compensation as the Trustees of CPL REIT may determine from time to time. The Trustees of CPL REIT are also entitled to reimbursement of out-of-pocket expenses incurred in acting as a Trustee of CPL REIT.

In early 1999, following a detailed compensation review and assessment, the Board of Trustees of CPL REIT established a compensation framework. In November 2001, in order to bring compensation of the Independent Trustees of the Board of Trustees of CPL REIT into conformity with this framework, the Board of Trustees of CPL REIT, subject to regulatory approval, adjusted compensation by increasing the annual cash retainer paid to each Independent Trustee from $10,000 to $20,000 from 1999 and on, resulting in a lump-sum payment adjustment to their Trustees' fees in the aggregate amount of $30,000 for the fiscal years 1999 through 2001.

LEGAL MATTERS

Certain legal matters in connection with the Transaction will be passed upon by Goodmans LLP, as counsel to CPL REIT and Retirement REIT, and by Davies Ward Phillips & Vineberg LLP, as Canadian tax counsel to CPL REIT and Retirement REIT, on behalf of the Independent Committee to the Board of Trustees of CPL REIT by McCarthy Tétrault LLP and on behalf of the Independent Committee of the Board of Trustees of Retirement REIT by Torys LLP. As at February 18, 2002, partners and associates of Goodmans LLP, as a group, partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, partners and associates of McCarthy Tétrault LLP, as a group, and partners and associates of Torys LLP, as a group, each beneficially owned, directly or indirectly, less than 1% of the CPL REIT Units and less than 1% of either class of CPL REIT's outstanding Convertible Debentures.

MATERIAL CHANGES IN THE AFFAIRS OF CPL REIT

Except as otherwise described or referred to in this information circular and the Trustees' Circular, none of the Trustees or senior officers of CPL REIT is aware of any information that indicates any material change in the affairs of CPL REIT or Retirement REIT since the date of the last published financial statements of each, being in each case the interim unaudited financial statements for the nine months ended September 30, 2001, other than the completion of the sale of 2,062,500 CPL REIT Units at a price of $13.35 per CPL REIT Unit on November 8, 2001, or that any information contained in such financial statements is materially misleading because of events subsequent to their publication or of any other information which would reasonably be expected to affect the decision of CPL REIT Unitholders to accept or reject the Transaction.

OTHER INFORMATION

Except as otherwise described or referred to in this information circular, no information is known to the Trustees which would reasonably be expected to affect the decision of the CPL REIT Unitholders to accept or reject the Transaction.

DOCUMENTS INCORPORATED BY REFERENCE

As of the date of this information circular, the following documents, together with the documents listed below under "Availability of Disclosure Documents", filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this information circular:

(a) the Retirement REIT Offering Circular and all documents incorporated by reference therein;

(b) the Trustees' circular dated February 19, 2002 (the "**Trustees' Circular**"); and

(c) the Information Circular of CPL REIT dated March 29, 2001 prepared in connection with CPL REIT's annual meeting of CPL REIT Unitholders held on May 8, 2001.

In this information circular, the word "herein" refers to this information circular and all documents incorporated by reference in this information circular. **Any documents of the types referred to above (excluding confidential material change reports) filed by CPL REIT with the various securities commissions or similar authorities in the provinces of Canada subsequent to the date of this circular shall be deemed to be incorporated by reference into this circular.**

Any statement contained in this information circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this information circular to the extent that a statement contained herein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this information circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue

statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

AVAILABILITY OF DISCLOSURE DOCUMENTS

CPL REIT will provide to any person or company, upon request to its Chief Financial Officer, 175 Bloor Street East, South Tower, 6th Floor, Toronto, Ontario, M4W 3R8, telephone: (416) 929-5450; Facsimile: (416) 929-1340; Attention: David Beirnes, a copy of the following documents to the person or company making such request and, in the case of a CPL REIT Unitholder, without charge:

(a) the most recently filed annual information form of each of CPL REIT and Retirement REIT, together with a copy of any document or pertinent pages of any document, incorporated therein by reference;

(b) the comparative financial statements of CPL REIT for its financial year ended December 31, 2000 and the report of its auditors thereon;

(c) the annual report of CPL REIT for its financial year ended December 31, 2000, which includes management's discussion and analysis of financial conditions and results of operations;

(d) the interim financial statements of each of CPL REIT and Retirement REIT for the nine months ended September 30, 2001 and management's discussion and analysis of financial condition and results of operations thereon;

(e) the Information Circular for the most recent annual meeting of CPL REIT Unitholders; and

(f) this information circular, the offer and circular in respect of the Retirement REIT Offer and the Trustees' circular in respect of the Retirement REIT Offer.

For the purpose of the Province of Quebec, this information circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of CPL REIT at the above-mentioned address and telephone number.

OTHER BUSINESS

CPL REIT knows of no matter to come before the Special Meeting other than the matters referred to in this information circular.

TRUSTEES' APPROVAL

The contents and sending of this information circular have been approved by the Board of Trustees of CPL REIT. The foregoing: (i) contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made; and (ii) does not contain any misrepresentation likely to affect the value or the market price of the CPL REIT Units which are the subject of the Retirement REIT Offer.

By order of the Board of Trustees of
CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST

(Signed) JOHN CROW
Chairman of the Board of Trustees

February 19, 2002

CONSENT OF SCOTIA CAPITAL INC.

TO: The Trustees of CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**")

WE HEREBY CONSENT to the inclusion in the information circular dated February 19, 2002 of CPL REIT (the "**Circular**") of our opinion dated February 12, 2002 to the Independent Committee of the Board of Trustees and the Board of Trustees of CPL REIT, a complete copy of which is attached as Schedule "E" to the Circular and any reference to such opinion in the Circular.

DATED at Toronto, Ontario, Canada this 19th day of February, 2002.

(Signed) **SCOTIA CAPITAL INC.**

CONSENT OF KPMG CORPORATE FINANCE INC.

TO: The Trustees of CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**")

WE REFER to the formal valuations (the "**Valuations**") dated February 15, 2002, which we prepared for Retirement REIT and CPL REIT jointly for the purpose of the Offer and the Acquisition and Redemption Transaction (as defined in the Circular). We hereby consent to the filing of the Valuations with all provincial regulatory authorities and the inclusion of the Valuations and a summary thereof in the information circular (the "**Circular**") of CPL REIT dated February 19, 2002.

DATED at Toronto, Ontario, Canada this 19th day of February, 2002.

(Signed) **KPMG CORPORATE FINANCE INC.**

CONSENT OF CANADIAN TAX COUNSEL

TO: The Trustees of CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**")

WE HEREBY CONSENT to the inclusion in the information circular dated February 19, 2002 of CPL REIT (the "**Circular**") of the reference to our opinion under the section of the Circular entitled "Canadian Federal Income Tax Considerations".

DATED at Toronto, Ontario, Canada this 19th day of February, 2002.

(Signed) **DAVIES WARD PHILLIPS & VINEBERG LLP**

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RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

OFFER TO PURCHASE

UP TO 14,000,000 OF THE OUTSTANDING TRUST UNITS OF

CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST

THIS OFFER AND THE ACQUISITION AND REDEMPTION TRANSACTION DESCRIBED HEREIN FORM THE PRINCIPAL PARTS OF A SERIES OF TRANSACTIONS PURSUANT TO WHICH RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST ("RETIREMENT REIT") PROPOSES TO ACQUIRE 100% OF CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST ("CPL REIT").

PROVIDED THE ACQUISITION AND REDEMPTION TRANSACTION IS APPROVED, UP TO 14,000,000 OF THE OUTSTANDING CPL REIT UNITS WILL BE ACQUIRED PURSUANT TO THIS OFFER, AND ALL CPL REIT UNITS REMAINING OUTSTANDING WILL AUTOMATICALLY BE EXCHANGED FOR RETIREMENT REIT UNITS.

ALL UNITHOLDERS SHOULD VOTE IN FAVOUR OF THE ACQUISITION AND REDEMPTION TRANSACTION AND DEPOSIT THEIR CPL REIT UNITS IN EXCHANGE FOR RETIREMENT REIT UNITS. UNITHOLDERS DEPOSITING THEIR CPL REIT UNITS, WHO WISH TO EXCHANGE THEIR CPL REIT UNITS ON A TAXABLE BASIS, SHOULD ELECT TO ACCEPT THIS OFFER, AS DESCRIBED HEREIN. UNITHOLDERS WHO WISH TO EXCHANGE THEIR CPL REIT UNITS ON A TAX-DEFERRED BASIS SHOULD ELECT TO DEPOSIT THEIR CPL REIT UNITS PURSUANT TO THE ACQUISITION AND REDEMPTION TRANSACTION.

THE BOARD OF TRUSTEES OF CPL REIT STRONGLY RECOMMENDS THAT UNITHOLDERS VOTE IN FAVOUR OF THE ACQUISITION AND REDEMPTION TRANSACTION, AS DESCRIBED HEREIN.

THIS OFFER AND OFFERING CIRCULAR SHOULD BE READ IN CONJUNCTION WITH THE CPL REIT TRUSTEES' CIRCULAR AND THE NOTICE OF SPECIAL MEETING OF CPL REIT UNITHOLDERS AND INFORMATION CIRCULAR ACCOMPANYING THIS OFFER. AN OVERVIEW OF THE TRANSACTION IS CONTAINED IN THE LETTER TO CPL REIT UNITHOLDERS FROM CPL REIT ACCOMPANYING THIS OFFER.

February 19, 2002

(This page has been left blank intentionally.)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, lawyer or other advisor.

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

OFFER TO PURCHASE

Up to 14,000,000 Outstanding Trust Units of

CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST

on the basis of

1.20 Trust Units of Retirement Residences Real Estate Investment Trust for each Trust Unit of CPL Long Term Care Real Estate Investment Trust

This offer to purchase (the "**Offer**") up to 14,000,000 outstanding trust units (the "**CPL REIT Units**") of CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**"), by Retirement Residences Real Estate Investment Trust ("**Retirement REIT**") will be open for acceptance until 5:00 p.m. (Toronto time) on April 23, 2002 (the "**Expiry Time**"), unless withdrawn or extended. If more than 14,000,000 CPL REIT Units are deposited at the Expiry Time, the CPL REIT Units to be purchased under the Offer will be taken up and paid for on a pro rata basis, disregarding fractions, according to the number of CPL REIT Units deposited by each CPL REIT Unitholder. All CPL REIT Units remaining outstanding, subject to the terms and conditions of the Acquisition Agreement, will then be automatically redeemed (i.e., acquired and cancelled by CPL REIT) in exchange for Retirement REIT Units based on the Exchange Ratio.

Retirement REIT and CPL REIT have entered into an Acquisition Agreement dated February 19, 2002 in conjunction with the Offer and the proposed transfer by CPL REIT of substantially all of its assets to Retirement REIT in consideration for trust units of Retirement REIT (the "Retirement REIT Units"), the assumption of liabilities by Retirement REIT and the distribution of such Retirement REIT Units to unitholders of CPL REIT ("CPL REIT Unitholders") upon the redemption of all CPL REIT Units (the "Acquisition and Redemption Transaction") described herein. The Board of Trustees of CPL REIT strongly recommends that all CPL REIT Unitholders vote in favour of the Acquisition and Redemption Transaction and that only CPL REIT Unitholders who wish to exchange their CPL REIT Units on a taxable basis should deposit their CPL REIT Units in acceptance of the Offer.

This Offer and Offering Circular should be read in conjunction with the CPL REIT Trustees' Circular and the Notice of Special Meeting of CPL REIT Unitholders and Information Circular accompanying this Offer. An overview of the transaction is contained in the letter to CPL REIT Unitholders from CPL REIT and Retirement REIT accompanying this Offer.

CPL REIT Unitholders holding approximately 26% of the outstanding CPL REIT Units (comprising members of the Reichmann and Kuhl families, Trustees and senior officers of CPL REIT and Retirement REIT, and certain of their respective associates) have agreed to vote in favour of the Acquisition and Redemption Transaction. See "Commitments of Unitholders" in the Offering Circular.

Retirement REIT will not issue any fractional Retirement REIT Units. To the extent that a CPL REIT Unitholder becomes entitled to fractional Retirement REIT Units, such fractional Retirement REIT Units will be sold in the open market on such CPL REIT Unitholder's behalf as expeditiously as is commercially reasonable (together with fractional entitlements of other CPL REIT Unitholders) and the proceeds will be paid (without deducting commissions or other transaction costs) to such CPL REIT Unitholder on a pro rata basis in cash forthwith.

The Offer is conditional upon, among other things: (i) the receipt of all necessary regulatory, third party and stock exchange approvals prior to the Expiry Time; (ii) approval of the Acquisition and Redemption Transaction at a special meeting of the CPL REIT Unitholders (the "**CPL REIT Special Meeting**"); and (iii) the approval of the Acquisition and Redemption Transaction at a special meeting of the Retirement REIT Unitholders (the "**Retirement REIT Special Meeting**"). The conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

As at the date hereof, Retirement REIT and its affiliates own an aggregate of 880,073 CPL REIT Units representing approximately 3.6% of the outstanding CPL REIT Units.

Retirement REIT Units and CPL REIT Units are listed and posted for trading on The Toronto Stock Exchange (the "**TSE**"). The closing prices of CPL REIT Units and Retirement REIT Units on the TSE on February 18, 2002, the last trading day immediately prior to the announcement of the terms of the Transaction, were $15.07 and $12.60, respectively, the ratio of which is 1.196. The closing prices of CPL REIT Units and Retirement REIT Units on the TSE for the 20 trading days preceding February 18, 2002 were $14.92 and $12.49, respectively, the ratio of which is 1.195. The closing price of Retirement REIT Units on the TSE on October 18, 2001, the date of the first public announcement of management's consideration of the Acquisition and Redemption Transaction, was $12.00 per unit. The closing price of CPL REIT Units on the TSE on October 18, 2001 was $13.84 per unit. The average closing price of Retirement REIT Units on the TSE for the 20 trading days preceding October 18, 2001 was $11.91 per unit. The average closing price of CPL REIT Units on the TSE for the 20 trading days preceding October 18, 2001 was $13.90 per unit.

Retirement REIT has applied for the listing of Retirement REIT Units issuable under the Transaction.

Retirement REIT is making the Offer in conjunction with the proposed Acquisition and Redemption Transaction in order to, among other things, provide the greatest possible flexibility for each CPL REIT Unitholder to achieve the desired tax treatment upon the exchange of his or her CPL REIT Units for Retirement REIT Units. Please see "Canadian Federal Income Tax Considerations" in the Offering Circular. All CPL REIT Unitholders should indicate their desire for the Acquisition and Redemption Transaction to proceed by providing a properly completed and executed form of proxy (printed on blue paper), which is included with the accompanying notice of special meeting of CPL Unitholders and information circular of CPL REIT dated February 19, 2002 (the "**CPL REIT Proxy Circular**") in respect of the CPL REIT Special Meeting, instructing the proxyholder to vote his or her CPL REIT Units in favour of approving the Acquisition and Redemption Transaction at the CPL REIT Special Meeting. In addition, all CPL REIT Unitholders must deposit their CPL REIT Units, in the manner described below, in order to receive Retirement REIT Units under the Transaction. **Only CPL REIT Unitholders who wish the exchange of their CPL REIT Units for Retirement REIT Units to be treated as a taxable disposition should deposit their CPL REIT Units in acceptance of the Offer as described below.** CPL REIT Unitholders who wish the exchange of their CPL REIT Units for Retirement REIT Units to occur on a tax-deferred "rollover" basis should deposit their CPL REIT Units under the Acquisition and Redemption Transaction. A depositing CPL REIT Unitholder who fails to elect the tax treatment of such disposition, as described above, will be deemed to have elected to exchange such holder's CPL REIT Units on a tax-deferred "rollover" basis.

CPL REIT Unitholders may deposit certificates representing their CPL REIT Units, together with a properly completed and executed Letter of Transmittal (printed on yellow paper) or manually signed facsimile thereof and any other documents required by the Letter of Transmittal. CPL REIT Units may also be deposited by book-entry transfer through The Canadian Depositary for Securities Limited, or its nominee ("**CDS**") in a manner acceptable to Retirement REIT. Please see Section 3 of the Offer, "Manner of Acceptance — Letter of Transmittal". Alternatively, CPL REIT Unitholders may follow the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Notice of Guaranteed Delivery". CPL REIT Unitholders who deposit certificates representing their CPL REIT Units together with a properly completed and executed Letter of Transmittal (printed on yellow paper) or a properly completed and executed Notice of Guaranteed Delivery (printed on pink paper), will also be appointing Retirement REIT as proxyholder and authorizing Retirement REIT to vote all CPL REIT Units so deposited in favour of approving the Acquisition and Redemption Transaction at the CPL REIT Special Meeting. **A CPL REIT Unitholder having CPL REIT Units registered in the name of a broker, dealer, financial institution or other intermediary must contact such broker, dealer, financial institution or other intermediary to effect the transaction for the CPL REIT Unitholder. Please see Section 3 of the Offer, "Manner of Acceptance — Letter of Transmittal".**

Certain legal matters in connection with the Transaction will be passed upon by Goodmans LLP, as counsel to CPL REIT and Retirement REIT, and by Davies Ward Phillips & Vineberg LLP, as Canadian tax counsel to CPL REIT and Retirement REIT, by McCarthy Tétrault LLP on behalf of the independent committee to the Board of Trustees of CPL REIT and by Torys LLP on behalf of the independent committee of the Board of Trustees of Retirement REIT.

Except as otherwise expressly indicated in the Offer and the Offering Circular, all amounts herein are expressed in Canadian dollars.

Notice to CPL REIT Unitholders in the United States

If you are a United States resident, the exchange, whether pursuant to the Offer or the Acquisition and Redemption Transaction, is made by a foreign issuer and is exempt from registration under the *United States Securities Act of 1933*, as amended. This Offer, the Offering Circular and the CPL REIT Proxy Circular have been prepared in accordance with the disclosure requirements of Canada. CPL REIT Unitholders who live in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States public entities.

The enforcement by unitholders of civil liabilities under the United States federal securities laws or other rights may be affected adversely by the fact that Retirement REIT and CPL REIT are created under the laws of the Province of Ontario, that all of their officers and Trustees are residents of Canada, that some or all of the experts named in the Offer, the Offering Circular and/or the CPL REIT Proxy Circular may be residents of Canada and that a substantial portion of the assets of Retirement REIT and CPL REIT and said persons are located outside the United States. Unitholders may not be able to sue Retirement REIT or CPL REIT or their respective officers and trustees in a Canadian court for violations of the United States federal securities laws and unitholders may not be able to compel Retirement REIT or CPL REIT or their respective officers and trustees to subject themselves to the judgment of a United States court.

Prospective investors should be aware that, during the period of the Offer and prior to completion of the Acquisition and Redemption Transaction, Retirement REIT or its affiliates, directly or indirectly, may bid for or make purchases of the securities, to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

THE RETIREMENT REIT UNITS OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER, THE OFFERING CIRCULAR AND THE CPL REIT PROXY CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Questions and Requests for Assistance

Questions and requests for assistance may be directed to CIBC Mellon Trust Company (the "**Depositary**"), and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the last page of the Letter of Transmittal.

All dollar references in the Offer, the Offering Circular and the CPL REIT Proxy Circular are in Canadian dollars.

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DEFINITIONS

*In the Offer and the Offering Circular (including Schedule "D", attached hereto "**Information Concerning Retirement REIT**", but no other schedules), unless the subject matter or context is inconsistent therewith, the following terms shall have the following meanings:*

"**Acquisition Agreement**" means the acquisition agreement dated February 19, 2002 between Retirement REIT and CPL REIT in respect of the Acquisition and Redemption Transaction, a copy of which is annexed hereto as Appendix I to Schedule "A";

"**Acquisition and Redemption Transaction**" means the transaction, substantially on the terms set forth in the Acquisition Agreement, which provides for, among other things, (i) the transfer of the CPL REIT Assets to Retirement REIT in exchange for Retirement REIT Units and the assumption by Retirement REIT of the CPL REIT Assumed Liabilities (other than the Non-Assignable Obligations); and (ii) the distribution of such Retirement REIT Units to the CPL REIT Unitholders upon the redemption of the outstanding CPL REIT Units, upon the terms and subject to the conditions set out therein, as more fully described in "Purpose of the Transaction — The Acquisition and Redemption Transaction" in the Offering Circular;

"**Advisory Agreement**" means the advisory agreement dated May 6, 1997 between Retirement Residences Operations (REIT) LP (as successor in interest to Central Park Lodges Ltd. by assignment and transfer) and CPL REIT, as amended;

"**affiliate**" has the meaning corresponding to the meaning of "**affiliated companies**" in the Ontario Act (for such purposes, as if Retirement REIT and CPL REIT, as applicable, were corporations rather than trusts);

"**Applicable Securities Laws**" means, collectively, and as the context may require, the securities legislation of each of the Reporting Provinces and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to completion of the Transaction;

"**associate**" has the meaning ascribed thereto in the Ontario Act (for such purposes, as if Retirement REIT and CPL REIT, as applicable, were corporations rather than trusts);

"**Canadian GAAP**" means generally accepted accounting principles as set forth in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, or, where such Handbook is silent, as set out in other recognized accounting literature in Canada, including the accounting recommendations of the Canadian Institute of Public and Private Real Estate Companies;

"**CCRA**" means Canada Customs and Revenue Agency;

"**CDS**" means The Canadian Depository for Securities Limited, or its nominee (which nominee is at the date hereof CDS & Co.);

"**CIBC WM**" means CIBC World Markets Inc., financial advisor to the Retirement REIT Independent Committee;

"**Closing Date**" means April 30, 2002, provided that, in the event any of the conditions of closing in favour of CPL REIT or Retirement REIT have not been fulfilled or waived by such date, the Closing Date shall be extended to a date mutually agreed by CPL REIT and Retirement REIT, but in any event not later than July 31, 2002;

"**Competition Act**" means the *Competition Act* (Canada), as amended;

"**Competition Commissioner**" means the Commissioner of Competition appointed under the Competition Act;

"**Competition Tribunal**" means the Competition Tribunal appointed under the Competition Act;

"**Control Persons**" means holders of Retirement REIT Units who would fall within the class of holders described in paragraph (c) of the definition of "distribution" contained in subsection 1(1) of the Ontario Act and its equivalent under other Applicable Securities Laws;

"**Control Person Restrictions**" means the restrictions on trading imposed under Applicable Securities Laws upon Control Persons;

"**Convertible Debentures**" means the 10.5% Convertible Unsecured Subordinated Debentures issued by CPL REIT, due June 1, 2005 in the initial aggregate principal amount of $34,500,000 and the 10.5% Convertible Unsecured Subordinated Debentures issued by CPL REIT, due June 1, 2005 in the initial aggregate principal amount of $50,000,000, of which, as at the date hereof, Convertible Unsecured Subordinated Debentures in the principal amounts of $34,427,000 and $48,464,000 remain outstanding, respectively;

"**CPL REIT Approval Resolution**" means the form of Special Resolution annexed hereto as Schedule "A", as such form may be amended with the consent of Retirement REIT;

"**CPL REIT Assets**" means all of the property, assets and undertaking of CPL REIT of whatsoever nature or kind and wheresoever located, including leases, shares or other interests in the capital of CPL REIT's direct subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of CPL REIT, but specifically excluding the Retained Assets;

"**CPL REIT Assumed Liabilities**" means the liabilities and obligations of CPL REIT reflected on the books of CPL REIT and those additional liabilities and obligations set out in the Acquisition Agreement;

"**CPL REIT Declaration of Trust**" means CPL REIT's amended and restated declaration of trust dated as of March 9, 2000, as amended;

"**CPL REIT Independent Committee**" means the committee of independent CPL REIT Trustees formed to consider the Offer and the Acquisition and Redemption Transaction;

"**CPL REIT Proxy Circular**" means the notice of special meeting of CPL REIT Unitholders and information circular of CPL REIT dated February 19, 2002 in respect of the CPL REIT Special Meeting, a copy of which accompanies this Offer and Offering Circular;

"**CPL REIT Special Meeting**" means the special meeting of CPL REIT Unitholders which has been called for April 8, 2002 at which CPL REIT has agreed, pursuant to the Acquisition Agreement, to propose for consideration and approval by Special Resolution the CPL REIT Approval Resolution;

"**CPL REIT Trustees**" means the individuals who are Trustees of CPL REIT;

"**CPL REIT Trustees' Circular**" means the Trustees' circular of CPL REIT dated February 19, 2002 in respect of the Offer, a copy of which accompanies this Offer and Offering Circular;

"**CPL REIT Unit**" means a trust unit issued by CPL REIT;

"**CPL REIT Unitholder**" means, at the relevant time, a holder of CPL REIT Units;

"**CPL REIT's Minority Unitholders**" means all CPL REIT Unitholders who hold CPL REIT Units, the votes attached to which are not excluded for purposes of determining minority approval for the Acquisition and Redemption Transaction in accordance with Applicable Securities Laws (including the Related Party Rules);

"**Depositary**" means CIBC Mellon Trust Company;

"**Eligible Institution**" means: (i) a major Canadian chartered bank or a trust company in Canada; or (ii) a participant firm of the Securities Transfer Association Medallion Program;

"**Exchange Ratio**" means the ratio of 1.20 Retirement REIT Units for each CPL REIT Unit which will form the basis for the exchange of CPL REIT Units for Retirement REIT Units deposited under the Offer and pursuant to the Acquisition and Redemption Transaction, as such ratio may be adjusted in accordance with the terms of the Offer and the Acquisition Agreement;

"**Excluded CPL REIT Units**" means 880,073 CPL REIT Units to be retained by a subsidiary of Retirement REIT on the Closing Date;

"**Expiry Time**" means 5:00 p.m. (Toronto time) on April 23, 2002, or such later time and date or times and dates as may be fixed by Retirement REIT from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) subdivision, agent, commission, board or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**H-S-R Act**" means the *Hart-Scott-Rodino Antitrust Improvements Act of 1976* (United States) and the rules and regulations thereunder, as amended;

"**including**" means "including without limitation" and "**includes**" means "includes without limitation";

"**Intermediary**" means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in National Policy Statement No. 41 of the Canadian Securities Administrators, as amended or substituted from time to time) that holds CPL REIT Units on behalf of a person or company who is not the registered holder of the CPL REIT Units;

"**ITA Qualifying Exchange Requirements**" means the requirements contained in section 132.2 of the Tax Act in order for the Acquisition and Redemption Transaction to proceed both with respect to the transfer of the CPL REIT Assets and the issuance of the Retirement REIT Units as payment therefor on a tax-deferred "rollover" basis;

"**Laws**" means all statutes, regulations, statutory rules, orders (including all Applicable Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSE), and the term "applicable" with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"**Letter of Transmittal**" means the letter of transmittal accompanying the Offer and Offering Circular (printed on yellow paper);

"**Management Agreements**" means, collectively, the management agreement dated April 24, 1997 between Central Park Lodges Ltd. and Central Care Corporation, the management agreement dated October 8, 1997 between Central Park Lodges Ltd. and Versa-Care Limited, the management agreement dated February 18, 1998 between Central Park Lodges Ltd. and Preferred Care Corporation, the management agreement dated April 9, 1998 between Central Park Lodges Ltd. and CPL (Delaware) LLC, the management agreement dated July 7, 1998 between Central Park Lodges Ltd. and Huronia Nursing Home Limited, the management agreement dated July 7, 1998 between Central Park Lodges Ltd. and 1261628 Ontario Limited, the management agreement dated March 31, 1999 between Central Park Lodges Ltd. and CPL Subacute LLC and the management agreement dated June 30, 1999 between Central Park Lodges Ltd. and Preferred Care Corporation, in each case, as amended and as assigned to and assumed by Retirement Residences Operations (REIT) LP or Retirement Residences Inc. by and from Central Park Lodges Ltd.;

"**Material Adverse Effect**" means, with respect to any person, any matter or action that has an effect that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, other than any matter or action relating to: (i) the Canadian economy or securities markets in general, or (ii) the Canadian long term care business or retirement home business in general but not specifically relating to such person or its subsidiaries;

"**McCarthy Tétrault**" means McCarthy Tétrault LLP, counsel to the CPL REIT Independent Committee;

"**misrepresentation**" means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

"**Non-Assignable Assets**" means any of the CPL REIT Assets:

(a) an assignment or attempted assignment of which would constitute a breach thereof;

(b) an assignment or attempted assignment of which would constitute a breach thereof without the consent of a third party, where such consent has not been obtained;

(c) in respect of which the remedies for the enforcement thereof available to CPL REIT would not pass to Retirement REIT; or

(d) an assignment of which would contravene any applicable Law, any of which may be deemed by Retirement REIT, in its sole discretion, to not constitute Non-Assignable Assets.

"**Non-Assignable Obligations**" means any of the CPL REIT Assumed Liabilities:

(a) an assignment or attempted assignment of which would constitute a breach thereof;

(b) an assignment or attempted assignment of which would constitute a breach thereof without the consent of a third party, where such consent has not been obtained; or

(c) an assignment of which would contravene any applicable Law, any of which may be deemed by Retirement REIT, in its sole discretion, to not constitute Non-Assignable Obligations.

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Offering Circular (printed on pink paper);

"**Offer**" means the offer to purchase CPL REIT Units made hereby;

"**Offering Circular**" means the offering circular accompanying the Offer and forming part hereof;

"**Ontario Act**" means the *Securities Act* (Ontario), as amended;

"**OSC**" means the Ontario Securities Commission;

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, Trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**REIT**" means a real estate investment trust;

"**Related Party Rules**" means Ontario Securities Commission Rule 61-501 and Local Policy Statement Q-27 of the Commission des valeurs mobilières du Québec;

"**Reporting Provinces**" means all the provinces of Canada and, in the case of CPL REIT, includes all the territories of Canada;

"**Required Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without objection being made) of Governmental Entities, regulatory agencies and self-regulatory organizations (including the TSE), as are necessary for the consummation of the Transaction, including:

(a) the Securities Ruling;

(b) notices and approvals under the H-S-R Act;

(c) the approval of the TSE for the issuance (and listing on the TSE) of Retirement REIT Units to be issued pursuant to the Offer and the Acquisition and Redemption Transaction;

(d) approval of all health care regulatory authorities with jurisdiction over the business and operation of CPL REIT and/or Retirement REIT; and

(e) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals as may be necessary for the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by the Acquisition Agreement to be effected in compliance with applicable Laws;

"**Required Third Party Approvals**" means all third party approvals necessary for the consummation of the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by the Acquisition

Agreement, other than those approvals which, either individually or in the aggregate, if not obtained would not have, or reasonably be expected to have, a Material Adverse Effect with respect to either CPL REIT or Retirement REIT;

"**Retained Assets**" means all of the rights and benefits of the Non-Assignable Assets and any other assets, property or undertaking specifically excluded from the purchase of CPL REIT Assets as contemplated in the Acquisition Agreement;

"**Retirement REIT**" means Retirement Residences Real Estate Investment Trust, a trust created under the laws of the Province of Ontario;

"**Retirement REIT AIF**" means the annual information form of Retirement REIT dated October 19, 2001;

"**Retirement REIT Approval Resolution**" means the resolution to be submitted to Retirement REIT Unitholders at the Retirement REIT Special Meeting approving the Acquisition and Redemption Transaction;

"**Retirement REIT Assets**" means all the property, assets and undertaking of Retirement REIT of whatsoever nature or kind, present and future, and wheresoever located, including leases, shares or other interests in the capital of Retirement REIT's direct subsidiaries and any rights to purchase assets, properties or other undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Retirement REIT;

"**Retirement REIT Declaration of Trust**" means Retirement REIT's amended and restated declaration of trust dated as of March 31, 2001, as amended;

"**Retirement REIT Independent Committee**" means the committee of independent Retirement REIT Trustees formed to consider the Transaction;

"**Retirement REIT Special Meeting**" means the special meeting of Retirement REIT Unitholders which has been called for April 8, 2002 at which Retirement REIT will, among other things, propose for consideration and approval the Acquisition and Redemption Transaction;

"**Retirement REIT Trustees**" means the individuals who are Trustees of Retirement REIT;

"**Retirement REIT Unit**" means a trust unit issued by Retirement REIT;

"**Retirement REIT Unitholder**" means, at the relevant time, a holder of Retirement REIT Units;

"**Scotia Capital**" means Scotia Capital Inc., financial advisor to the CPL REIT Independent Committee;

"**Securities Ruling**" means a ruling under Section 74 of the Ontario Act (and its equivalent under Applicable Securities Laws of the remaining Reporting Provinces including Section 50 of the *Securities Act* (Québec)) to permit the issuance of Retirement REIT Units on a prospectus and registration exempt basis to residents of the Reporting Provinces and to permit such Retirement REIT Units to be issued as freely tradable securities subject to applicable Control Person Restrictions, and under Section 104(2)(a) of the Ontario Act (and its equivalent under Applicable Securities Laws in the remaining Reporting Provinces) in respect of certain transactions or payments effected or to be effected with Trustees, employees or unitholders of CPL REIT;

"**Special Resolution**" means a resolution passed at a meeting held in accordance with the CPL REIT Declaration of Trust by (i) the affirmative vote of the holders of more than 66⅔% of the CPL REIT Units represented at the meeting in person or by proxy, all as more particularly described in the CPL REIT Declaration of Trust, and (ii) the affirmative vote of a simple majority of the votes cast by CPL REIT's Minority Unitholders in person or represented by proxy;

"**Subsidiary**" means, with respect to any person, a subsidiary (as that term is defined in the Ontario Act (for such purposes, as if Retirement REIT and CPL REIT, as applicable, were corporations rather than trusts)) of such person and includes any partnership, joint venture, limited liability company or unlimited liability company or other entity, regardless of legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

"**Support Agreements**" means those support agreements entered into by Retirement REIT and CPL REIT with members of the Reichmann and Kuhl families, trustees and senior officers of each of Retirement REIT and CPL

REIT, and certain of their respective associates, pursuant to which each has agreed to vote in favour of the CPL REIT Approval Resolution and the Retirement REIT Approval Resolution;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**Time of Closing**" means 8:00 a.m. (Toronto time) on the Closing Date or such other time as CPL REIT and Retirement REIT may agree;

"**Torys**" means Torys LLP, counsel to the Retirement REIT Independent Committee;

"**Transaction**" means, collectively, the Offer and the Acquisition and Redemption Transaction;

"**TSE**" means The Toronto Stock Exchange;

"**United States**" means the United States of America, its territories and possessions and the States of the United States;

"**U.S. Federal Antitrust Agency**" means, collectively, the Antitrust Division of the United States Department of Justice and/or the United States Federal Trade Commission;

"**Valuations**" means the valuations of the Retirement REIT Units, the Retirement REIT Assets, the CPL REIT Units and the CPL REIT Assets as at February 12, 2002 prepared by the Valuator in accordance with the Related Party Rules and annexed hereto as Schedule "B", and a summary of which is set out under "Valuations" in the Offering Circular, and copies of which are available upon request from either Retirement REIT or CPL REIT; and

"**Valuator**" means KPMG Corporate Finance Inc.

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained in the Offer, the Offering Circular and the Schedules annexed thereto.

The information concerning CPL REIT contained in the Offer, the Offering Circular and the pro forma financial statements annexed hereto has been taken from or is based, in part, upon publicly available documents and records on file with Canadian securities administrators and other public sources. Although Retirement REIT has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, Retirement REIT assumes no responsibility for the accuracy or completeness of the information contained in such documents and records. Unless otherwise indicated, information concerning Retirement REIT and CPL REIT contained in the Offer and Offering Circular is given as of February 12, 2002.

The Transaction

The Offer and the Acquisition and Redemption Transaction form the principal parts of a proposed series of transactions which have been designed to result in the acquisition by Retirement REIT of CPL REIT in exchange for Retirement REIT Units. The Offer and the Acquisition and Redemption Transaction enable each CPL REIT Unitholder to choose whether the CPL REIT Unitholder's exchange of CPL REIT Units for Retirement REIT Units will be effected on a taxable basis (by depositing CPL REIT Units pursuant to the Offer) or on a tax-deferred "rollover" basis (by depositing CPL REIT Units pursuant to the Acquisition and Redemption Transaction).

Benefits of the Transaction

On the basis of its consideration of all relevant factors and the fairness opinion prepared by Scotia Capital dated February 15, 2002, the CPL REIT Independent Committee unanimously concluded that the Transaction is in the best interests of the CPL REIT Unitholders and recommended that the Board of Trustees support the Transaction and approve the entering into of the Acquisition Agreement in substantially the form presented to the CPL REIT Independent Committee. The CPL REIT Independent Committee identified the following factors as being most relevant:

Greater Financial Flexibility and Liquidity. Upon completion of the Transaction, Retirement REIT will have total assets of approximately $1.9 billion, unitholders equity of approximately $750 million and long-term debt which is approximately 54% of the gross book value of its assets. Based on the current market capitalizations of Retirement REIT and CPL REIT, Retirement REIT will have a market capitalization exceeding $800 million following completion of the Transaction, making it the third largest real estate investment trust in Canada in terms of market capitalization. These factors are expected to give Retirement REIT greater access to financing and capital, improve its acquisition capacity, increase its public float and provide enhanced liquidity for unitholders.

Enhanced Cash Position. Access to Retirement REIT's strong balance sheet and lower payout ratio will strengthen the cash position for CPL REIT Unitholders.

Elimination of External Management. CPL REIT is currently one of only two Canadian real estate investment trusts that are externally managed. The Transaction will eliminate this external management arrangement.

Savings. Management believes that meaningful annual savings will be realized over time due to the combination of the REITs. These include administrative and compliance costs of maintaining two publicly listed reporting issuers, as well as enhanced purchasing synergies and organizational savings to be achieved by eliminating duplicate head office functions.

Diversification. The Transaction will provide CPL REIT Unitholders with increased industry and geographic diversification through a substantial portfolio of properties in each of the nursing and retirement home sectors across Canada and in selected United States markets.

If the Acquisition and Redemption Transaction is completed, Retirement REIT intends to pay a distribution of $1.15 per Retirement REIT Unit per annum, which is equivalent to $1.38 per CPL REIT Unit per annum based on the Exchange Ratio. Accordingly, CPL REIT Unitholders will continue to receive the same distribution they currently receive.

The Offer

The Offer is for up to 14,000,000 CPL REIT Units. Under the Acquisition and Redemption Transaction (described below) each CPL REIT Unitholder as at the time of completion of the Acquisition and Redemption Transaction (for greater certainty, not including CPL REIT Unitholders whose CPL REIT Units are acquired under this Offer) will receive Retirement REIT Units in exchange for their CPL REIT Units based on the Exchange Ratio.

If more than 14,000,000 CPL REIT Units are deposited at the Expiry Time, the CPL REIT Units to be purchased under the Offer will be taken up and paid for on a pro rata basis, disregarding fractions, according to the number of CPL REIT Units deposited by each CPL REIT Unitholder. All CPL REIT Units remaining outstanding, subject to the terms and conditions of the Acquisition Agreement, if approved, will then be automatically redeemed (i.e., acquired and cancelled by CPL REIT) in exchange for Retirement REIT Units based on the Exchange Ratio.

To the extent that a CPL REIT Unitholder becomes entitled to fractional Retirement REIT Units, the Depositary, acting as agent for the CPL REIT Unitholders, will sell such fractional Retirement REIT Units through the TSE on their behalf as expeditiously as commercially reasonable (together with fractional entitlements of other CPL REIT Unitholders) and pay the proceeds of these sales (without deducting commissions or other transaction costs) to depositing CPL REIT Unitholders on a pro rata basis.

The Acquisition and Redemption Transaction

Pursuant to the Acquisition Agreement, CPL REIT has agreed to propose the CPL REIT Approval Resolution for consideration and approval as a Special Resolution at the CPL REIT Special Meeting. The Acquisition Agreement is annexed hereto as Appendix I to Schedule "A".

If the CPL REIT Approval Resolution receives the requisite approvals of CPL REIT Unitholders at the CPL REIT Special Meeting and the Retirement REIT Approval Resolution receives the approvals of Retirement REIT Unitholders at the Retirement REIT Special Meeting, the first step in the Acquisition and Redemption Transaction will consist of Retirement REIT acquiring the CPL REIT Assets, assuming the CPL REIT Assumed Liabilities and issuing Retirement REIT Units based on the Exchange Ratio.

The Acquisition and Redemption Transaction will be carried out in accordance with the ITA Qualifying Exchange Requirements. Accordingly, in the second step of the Acquisition and Redemption Transaction, the Retirement REIT Units held by CPL REIT will be distributed on a pro rata basis (based on the respective numbers of CPL REIT Units held immediately prior to the time of the Acquisition and Redemption Transaction) among the CPL REIT Unitholders in consideration for the redemption (i.e., the acquisition and cancellation by CPL REIT) of the outstanding CPL REIT Units other than the Excluded CPL REIT Units. To the extent that CPL REIT Unitholders become entitled to fractional Retirement REIT Units, such fractional units will be sold through the TSE on their behalf as expeditiously as is commercially reasonable (together with fractional entitlements of other CPL REIT Unitholders) and the proceeds of such sale (without deducting commissions or other transaction costs) will be paid to them on a pro rata basis forthwith. All Retirement REIT Units which are received by Retirement REIT (as a CPL REIT Unitholder as a result of, among other things, it having previously taken up and paid for CPL REIT Units under the Offer) will be immediately cancelled by Retirement REIT.

Following the closing of the Transaction, until a CPL REIT Unitholder deposits his or her CPL REIT Units, the Retirement REIT Units to be issued and exchanged therefor and all distributions made on such Retirement REIT Units will be held in trust by the Depositary on behalf of such CPL REIT Unitholder and transferred and paid to such CPL REIT Unitholder only upon delivery of a properly completed and executed Letter of Transmittal.

CPL REIT Unitholders who are participants in CPL REIT's distribution reinvestment plan (the "**CPL REIT DRIP**"), upon closing the Transaction, will be automatically enrolled in the distribution reinvestment plan of Retirement REIT (the "**Retirement REIT DRIP**"). Unless alternative arrangements are made with the Depositary prior to the expiry of the Offer, CPL REIT Units held under the CPL REIT DRIP will be deemed to be deposited pursuant to the Acquisition and Redemption Transaction (i.e., on a tax-deferred "rollover" basis) and the Retirement REIT Units exchanged therefor will be held thereafter under the Retirement REIT DRIP.

In order to effect the redemption of CPL REIT Units for Retirement REIT Units, CPL REIT's Declaration of Trust must be amended. The CPL REIT Approval Resolution authorizes, among other things, the CPL REIT Trustees to amend the Declaration of Trust of CPL REIT, which amendments will include an amendment to allow for the redemption of CPL REIT Units at the direction of the CPL REIT Trustees in exchange for Retirement REIT Units, based on the Exchange Ratio.

Order of Transactions; Special Distributions

It is intended that the take up of CPL REIT Units under the Offer will occur after approval of the CPL REIT Approval Resolution but prior to effecting the Acquisition and Redemption Transaction. Retirement REIT's objective is to complete the Acquisition and Redemption Transaction as soon as possible following the issuance of Retirement REIT Units under the Offer so as to provide the most consistent treatment possible to all CPL REIT Unitholders, whether they are exchanging CPL REIT Units for Retirement REIT Units under the Offer or under the Acquisition and Redemption Transaction.

If the Acquisition and Redemption Transaction is completed on any day following April 30, 2002 that is not the last business day (as defined in the CPL REIT Declaration of Trust or the Retirement REIT Declaration of Trust, as applicable) of a calendar month, in order to provide the fairest treatment reasonably practicable, the Acquisition Agreement provides that special proportional distributions be paid: (i) by Retirement REIT to Retirement REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such special distribution) immediately prior to the take-up of the CPL REIT Units under the Offer; and (ii) by CPL REIT to CPL REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such special distribution) immediately prior to the take-up of the CPL REIT Units under the Offer. Provided the Acquisition and Redemption Transaction is completed prior to May 31, 2002, it is anticipated that the first distribution of Retirement REIT, following completion of the Transaction, will be payable on June 17, 2002 to Retirement REIT Unitholders of record on May 31, 2002. If the Acquisition and Redemption Transaction is completed on a day that is the last business day of a calendar month, CPL REIT Unitholders and Retirement REIT Unitholders of record on the applicable record date will receive their regular distribution on the applicable distribution date for such month.

Purpose of the Transaction

The Offer and the Acquisition and Redemption Transaction form the principal parts of a proposed series of transactions which have been designed to result in the acquisition by Retirement REIT of CPL REIT in exchange for Retirement REIT Units. Retirement REIT has structured both the Offer and the Acquisition and Redemption Transaction in order to, among other things, provide flexibility for each CPL REIT Unitholder to achieve the most desirable tax consequences between the alternatives of: (i) tendering such holder's CPL REIT Units to the Offer, with such exchange of CPL REIT Units for Retirement REIT Units being treated as a taxable disposition for income tax purposes and thereby giving rise to a capital gain (or capital loss) on CPL REIT Units taken up and paid for; or (ii) depositing such holder's CPL REIT Units pursuant to the Acquisition and Redemption Transaction, which CPL REIT Units will be redeemed (i.e., acquired and thereupon cancelled by CPL REIT) in consideration for Retirement REIT Units on a tax-deferred "rollover" basis so as to defer the realization of any capital gain (or capital loss) for income tax purposes until such holder disposes of the Retirement REIT Units received by him or her pursuant to the Acquisition and Redemption Transaction. **In either case, CPL REIT Unitholders wishing the Transaction to proceed should complete and submit a proxy in the form (printed on blue paper) enclosed with the CPL REIT Proxy Circular instructing the proxyholder to vote for the CPL REIT Approval Resolution at the CPL REIT Special Meeting. CPL REIT Unitholders who tender or deposit CPL REIT Units will, by tendering or depositing certificates representing their CPL REIT Units together with a properly completed and executed Letter of Transmittal (printed on yellow paper) or, in the case of the Offer, by depositing a properly completed and executed Notice of Guaranteed Delivery (printed on pink paper), also be appointing Retirement REIT as proxyholder and authorizing Retirement REIT to vote all CPL REIT Units tendered to the Offer or deposited pursuant to the Acquisition and Redemption Transaction, as the case may be, in favour of approving the Acquisition and Redemption Transaction at the CPL REIT Special Meeting.** Please see "Canadian Federal Income Tax Considerations" in the Offering Circular.

Valuations

In accordance with the requirements of the Related Party Rules and under the supervision of the CPL REIT Independent Committee and the Retirement REIT Independent Committee, the Valuator prepared independent valuations as to the fair market value of CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and the Retirement REIT Assets.

In preparing the Valuations, the Valuator held discussions with the independent committees of each of CPL REIT and Retirement REIT and various members of management of CPL REIT and Retirement REIT; reviewed publicly available information and financial statements and non-public information relating to CPL REIT and Retirement REIT; reviewed information relating to the business, operations, financial performance and, where applicable, stock market data of CPL REIT and Retirement REIT and other selected comparable entities; and carried out other investigative exercises, all of which are more specifically described in the Offering Circular and the Valuations annexed as Schedule "B" hereto.

For purposes of the Valuations, fair market value is defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arms' length and under no compulsion to act, expressed in terms of money or money's worth.

Based upon and subject to the assumptions, limitations, procedures and techniques set out in the Offering Circular and the Valuations annexed as Schedule "B", the Valuator is of the opinion that, as at February 12, 2002, the range of values of the CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and the Retirement REIT Assets are as follows:

	CPL REIT	Retirement REIT
Assets ($ millions)	$1,110 to $1,128	$1,030 to $1,050
Midpoint ($ millions)	$1,119	$1,040
Units ($ per unit)	$13.77 to $14.60	$11.80 to $12.50
Midpoint ($ per unit)	$14.19	$12.15

The foregoing summary is qualified in its entirety by the Offering Circular and the Valuations which are annexed hereto as Schedule "B".

Retirement REIT

Retirement REIT is an unincorporated closed-end investment trust created on December 28, 2000 pursuant to the Retirement REIT Declaration of Trust and governed by the laws of the Province of Ontario. The general control and direction of Retirement REIT and management of Retirement REIT are the responsibility of the Retirement REIT Trustees. Retirement REIT (together with a subsidiary thereof) is the largest provider of residential senior accommodations and related services in Canada, servicing approximately 7,600 residents. A description of the organizational structure and business of Retirement REIT is contained in the Retirement

REIT AIF under the headings "Structure of the Retirement REIT" and "The Business of the Retirement REIT", respectively. A description of the Retirement REIT Units being offered hereunder is contained in the Retirement REIT AIF under the heading "Information Concerning Retirement REIT". Certain constraints are imposed on the ownership of Retirement REIT Units, which constraints are similar to those constraints on the ownership of CPL REIT Units and are described in the Retirement REIT AIF under the heading "Information Concerning Retirement REIT". See "Retirement REIT" in the Offering Circular and Schedule "D" annexed hereto, "Information Concerning Retirement REIT".

Pursuant to the Retirement REIT Declaration of Trust, Retirement REIT is required to make distributions to Retirement REIT Unitholders of its taxable income. Retirement REIT is required to distribute additional amounts on December 31 of each year if Retirement REIT would otherwise have a liability to pay income tax in respect of that year. Distributable income is not required to include gains or losses on the sale of capital assets. In their discretion, the Trustees of Retirement REIT may distribute net realized capital gains and net recapture income of Retirement REIT for the year. In addition, distributions may be adjusted for amounts paid in prior periods if the actual distributable income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. Distributions are made to Retirement REIT Unitholders of record as at the close of business on the last business day of the calendar month for the relevant distribution. The Retirement REIT Declaration of Trust provides for a distribution in each month, which distribution occurs on or about the 15th day of the following month, other than the year end distribution, if any, which occurs on December 31 of the relevant year.

For the period April 11, 2001 to April 30, 2001, Retirement REIT paid a distribution of $0.055 per Retirement REIT Unit and from May 2001 to January 2002, paid monthly distributions of $0.0875 per Retirement REIT Unit (or $1.05 per Retirement REIT Unit on an annualized basis). If the Acquisition and Redemption Transaction is completed, Retirement REIT intends, effective the first regular monthly distribution date of Retirement REIT following the Closing Date, to pay a distribution to Retirement REIT Unitholders in the amount of $1.15 per Retirement REIT Unit per annum, which is equivalent to $1.38 per CPL REIT Unit per annum based on the Exchange Ratio.

CPL REIT

CPL REIT is an unincorporated closed-end investment trust which was created on February 20, 1997 pursuant to the CPL REIT Declaration of Trust and governed by the laws of the Province of Ontario. CPL REIT is focussed exclusively on the ownership and, through subsidiaries, the operation of long-term care facilities. CPL REIT is the largest owner and, through its subsidiaries, largest operator of long-term care facilities in Canada with a presence in selected U.S. markets. It owns a total of 62 facilities in Canada containing 8,207 beds and 20 facilities in the United States with 2,230 beds. In addition, CPL REIT has 12 additional facilities in various stages of construction that will contain 1,387 additional beds. Further, CPL REIT manages 11 facilities in Ontario on behalf of third parties. See "CPL REIT" in the Offering Circular.

Selected Pro Forma Financial Information

The selected pro forma quarterly financial information set forth below is an excerpt from the pro forma financial information provided by management of Retirement REIT (annexed hereto in Schedule "C") giving effect to the Acquisition and Redemption Transaction, and to the acquisition by Retirement REIT of certain net assets of Central Park Lodges Ltd. and its Subsidiaries ("Vendorco") pursuant to Retirement REIT's initial public offering which closed April 11, 2001:

Pro Forma Condensed Statements of Net Income ($000s)	Pro Forma Vendorco and CPL REIT Quarter Ended March 31, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended June 30, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended September 30, 2001	Pro Forma Retirement REIT and CPL REIT Nine Months Ended September 30, 2001
Retirement Home Operating Income	$ 18,352	$ 19,618	$ 19,757	$ 57,727
Home Health Care Operating Income	649	727	648	2,024
Long Term Care Operating Income	21,097	23,153	24,361	68,611
Lodges Fee Income	310	404	431	1,145
Other Income	218	150	328	696
General and Administrative and Trust Expenses	(7,896)	(8,497)	(8,341)	(24,734)
Interest Expense	(17,781)	(16,957)	(16,641)	(51,379)
Depreciation and Amortization	(7,081)	(7,928)	(7,971)	(22,980)
Future Income Tax Benefit (Expense)	389	3,781	(444)	3,726
Current Income Tax	(107)	(65)	(101)	(273)
Net Income	$ 8,150	$ 14,386	$ 12,027	$ 34,563
Units (weighted average)	58,182	60,765	60,890	59,956
Units diluted (weighted average)	58,182	60,765	60,890	59,956
Net Income per Unit	$ 0.12	$ 0.21	$ 0.17	$ 0.50
Diluted Net Income per Unit	$ 0.12	$ 0.21	$ 0.17	$ 0.50

The following pro forma distributable income information is determined in accordance with the definition of distributable income as outlined in the Notes to the Pro Forma Consolidated Balance Sheet and Consolidated Statements of Net Income (annexed hereto in Schedule "C");

Pro Forma Distributable Income Information ($000s)	Pro Forma Vendorco and CPL REIT Quarter Ended March 31, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended June 30, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended September 30, 2001	Pro Forma Retirement REIT and CPL REIT Nine Months Ended September 30, 2001
Net Income (as above)	$ 8,150	$ 14,386	$ 12,027	$ 34,563
Add: Future Income Tax (Benefit) Expense	(389)	(3,781)	444	(3,726)
Add: Depreciation and Amortization	7,081	7,928	7,971	22,980
Distributable Income	$ 14,842	$ 18,533	$ 20,442	$ 53,817
Units (weighted average)	58,182	60,765	60,890	59,956
Units Diluted (weighted average)	65,616	68,199	68,324	67,390
Distributable Income per Unit	$ 0.26	$ 0.30	$ 0.34	$ 0.90
Diluted Distributable Income per Unit	$ 0.24	$ 0.28	$ 0.31	$ 0.83

Expiry Time

Unless extended or withdrawn, the Offer is open for acceptance until the Expiry Time.

Manner of Acceptance of Offer; Delivery of Proxy

CPL REIT Unitholders who wish the exchange of their CPL REIT Units for Retirement REIT Units to be treated as a taxable disposition should tender their CPL REIT Units in acceptance of the Offer as described below. CPL REIT Unitholders who accept the Offer will, by depositing certificates representing their CPL REIT Units together with a properly completed (including by checking the appropriate box for electing to accept the Offer) and executed Letter of Transmittal (printed on yellow paper) or by depositing a properly completed and executed Notice of Guaranteed Delivery (printed on pink paper), also be appointing Retirement REIT as proxyholder and authorizing Retirement REIT to vote all CPL REIT Units tendered to the Offer in favour of approving the Acquisition and Redemption Transaction at the CPL REIT Special Meeting. CPL REIT Unitholders who support the Acquisition and Redemption Transaction and who intend to deposit, but who have not then yet deposited, their CPL REIT Units in acceptance of this Offer, should indicate their approval of the Acquisition and Redemption Transaction by providing a properly completed and executed form of proxy (printed on blue paper and provided in the accompanying CPL REIT Proxy Circular) instructing the proxyholder to vote their CPL REIT Units in favour of the CPL REIT Approval Resolution at the CPL REIT Special Meeting. The Offer is conditional upon, among other things, passage of the CPL REIT Approval Resolution. The exchange of CPL REIT Units for Retirement REIT Units under the Acquisition and Redemption Transaction will occur on a tax-deferred "rollover" basis.

CPL REIT Unitholders may accept the Offer by depositing certificates representing their CPL REIT Units, together with a properly completed (including by checking the appropriate box for electing to accept the Offer) and executed Letter of Transmittal (printed on yellow paper) or manually signed facsimile thereof and any other documents required by the Letter of Transmittal. CPL REIT Units may also be deposited by book-entry transfer through CDS in a manner acceptable to Retirement REIT. See Section 3 of the Offer, "Manner of Acceptance — Letter of Transmittal". Alternatively, CPL REIT Unitholders may follow the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Notice of Guaranteed Delivery".

A CPL REIT Unitholder having CPL REIT Units registered in the name of a broker, dealer, financial institution or other intermediary must contact such broker, dealer, financial institution or other intermediary to effect the transaction for the CPL REIT Unitholder. See Section 3 of the Offer, "Manner of Acceptance".

Withdrawal of Deposited CPL REIT Units

All deposits of CPL REIT Units pursuant to the Offer or the Acquisition and Redemption Transaction are irrevocable except as provided in Section 7 of the Offer, "Right of Withdrawal of Deposited CPL REIT Units".

Conditions of Offer

Retirement REIT reserves the right to withdraw or terminate the Offer and not take up and pay for any CPL REIT Units deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or, to the extent not satisfied, are waived by Retirement REIT at or prior to the Expiry Time and at the time Retirement REIT proposes to accept CPL REIT Units for take-up under the Offer. Among other things, the Offer is conditional upon completion, prior to the Expiry Time, of: (i) the receipt of all Required Regulatory Approvals and Required Third Party Approvals; (ii) the passage of the CPL REIT Approval Resolution at the CPL REIT Special Meeting; and (iii) approval of the Acquisition and Redemption Transaction at the Retirement REIT Special Meeting.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment

If the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived, Retirement REIT will be obligated to take up and pay for the CPL REIT Units validly deposited and not withdrawn under the Offer within all time periods prescribed by Applicable Securities Laws. Any CPL REIT Units deposited pursuant to the Offer after the first date on which CPL REIT Units have been taken up by Retirement REIT will be taken up and paid for within all time periods prescribed by Applicable Securities Laws. If more than 14,000,000 CPL REIT Units are deposited at the Expiry Time, the CPL REIT Units to be purchased under the Offer will be taken up and paid for on a pro rata basis, disregarding fractions, according to the number of CPL REIT Units deposited by each CPL REIT Unitholder. See Section 6 of the Offer, "Payment for Deposited CPL REIT Units".

Regulatory Matters

The acquisition of CPL REIT Units by Retirement REIT pursuant to the Offer is subject to the Required Regulatory Approvals. Please see "Regulatory Matters" in the Offering Circular.

Canadian Federal Income Tax Considerations

Retirement REIT is making the Offer and CPL REIT and Retirement REIT are proposing the Acquisition and Redemption Transaction in order to, among other things, provide the greatest possible flexibility for each CPL REIT Unitholder to achieve the desired tax treatment upon the exchange of his or her CPL REIT Units for Retirement REIT Units.

Taxable Transaction

The sale of CPL REIT Units pursuant to the Offer will be a taxable disposition for Canadian tax purposes and may give rise to income tax consequences (i.e. realization of a capital gain or capital loss) to a depositing CPL REIT Unitholder. See "Canadian Federal Income Tax Considerations — Disposition of CPL REIT Units pursuant to the Offer" in the Offering Circular.

Tax Deferred Transaction

The Acquisition and Redemption Transaction is intended to constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act. Accordingly, where a holder's CPL REIT Units are redeemed pursuant to the Acquisition and Redemption Transaction in exchange for Retirement REIT Units, the CPL REIT Unitholder's proceeds of disposition for the CPL REIT Units so redeemed, and the cost to the CPL REIT Unitholder of the Retirement REIT Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the CPL REIT Unitholder of the CPL REIT Units immediately prior to their disposition, thereby resulting in a tax-deferred "rollover". See "Canadian Federal Income Tax Considerations — Disposition of CPL REIT Units by CPL REIT Unitholders pursuant to the Acquisition and Redemption Transaction" in the Offering Circular.

Subsequent to the exchange of CPL REIT Units for Retirement REIT Units pursuant to the Offer or the Acquisition and Redemption Transaction, a former CPL REIT Unitholder will be subject to taxation as a Retirement REIT Unitholder. See "Canadian Federal Income Tax Considerations — Holding the Retirement REIT Units" in the Offering Circular.

Depositary

CIBC Mellon Trust Company is acting as depositary under the Offer and the Acquisition and Redemption Transaction. The Depositary will receive deposits of Letters of Transmittal and the Notices of Guaranteed Delivery and the accompanying documentation necessary to effect transfers of the CPL REIT Units and will also receive completed and executed forms of proxy (which are being provided to CPL REIT Unitholders with the accompanying CPL REIT Proxy Circular for use at the CPL REIT Special Meeting) from CPL REIT Unitholders wishing to vote in favour of the CPL REIT Approval Resolution at its specified office in Toronto. See "Depositary" in the Offering Circular.

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST
175 Bloor Street East
South Tower, 6th Floor
Toronto, Ontario
M4W 3R8

OFFER

February 19, 2002

TO: THE HOLDERS OF TRUST UNITS OF CPL REIT

1. The Offer

Retirement REIT hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, up to 14,000,000 CPL REIT Units, representing not more than 57% of the issued and outstanding CPL REIT Units.

If more than 14,000,000 CPL REIT Units are deposited at the Expiry Time, the CPL REIT Units to be purchased under the Offer will be taken up and paid for on a pro rata basis, disregarding fractions, according to the number of CPL REIT Units deposited by each CPL REIT Unitholder. All CPL REIT Units remaining outstanding, subject to the terms and conditions of the Acquisition Agreement, will then be automatically redeemed (i.e., acquired and cancelled by CPL REIT) in exchange for Retirement REIT Units based on the Exchange Ratio.

Retirement REIT will not issue any fractional Retirement REIT Units. To the extent that a CPL REIT Unitholder becomes entitled to fractional Retirement REIT Units, the Depositary, acting as agent for the CPL REIT Unitholders, will sell such fractional Retirement REIT Units through the TSE on their behalf as expeditiously as is commercially reasonable (together with fractional entitlements of other CPL REIT Unitholders) and pay the proceeds of these sales (without deducting commissions or other transaction costs) to depositing CPL REIT Unitholders on a pro rata basis.

This Offer is made only for CPL REIT Units, and is not made for any options, warrants, Convertible Debentures or other rights to purchase CPL REIT Units. Holders of options, warrants, Convertible Debentures or other rights to purchase CPL REIT Units do not need to take any steps at this time, and provided they have not exercised or converted such securities, will, following completion of the Transaction (when vested in accordance with the applicable vesting provisions thereof, if any), be entitled upon exercise or conversion of such securities to the number of Retirement REIT Units that the holder would have been entitled to receive as a result of the Transaction reflecting the Exchange Ratio as if it had been a holder of the number of CPL REIT Units into which each such security was convertible prior to completion of the Transaction. Any holder of such securities who wishes to accept this Offer should exercise the options or conversion rights and then deposit the CPL REIT Units in accordance with this Offer.

The obligation of Retirement REIT to take up and pay for CPL REIT Units pursuant to this Offer is subject to certain conditions. See Section 4 of this Offer, "Conditions of this Offer".

The accompanying Offering Circular, Schedules annexed hereto, Letter of Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of this Offer, contain important information which should be read carefully before making a decision with respect to this Offer. The accompanying definitions are also incorporated by reference and form part of this Offer.

2. Time for Acceptance

This Offer is open for acceptance for the period commencing on the date hereof until the Expiry Time, unless withdrawn by Retirement REIT. This Offer may be extended at Retirement REIT's sole discretion. See Section 5 of this Offer, "Extension and Variation of this Offer".

3. Manner of Acceptance of Offer; Delivery of Proxy

CPL REIT Unitholders who wish the exchange of their CPL REIT Units for Retirement REIT Units to be treated as a taxable disposition should deposit their CPL REIT Units in acceptance of this Offer as described below. CPL REIT Unitholders who accept this Offer will, by depositing certificates representing their CPL REIT Units together with a properly completed and executed Letter of Transmittal (printed on yellow paper) or by depositing a properly completed (including by checking the appropriate box for electing to accept the Offer) and executed Notice of Guaranteed Delivery (printed on pink paper), also be appointing Retirement REIT as proxyholder and authorizing Retirement REIT to vote all CPL REIT Units tendered to this Offer in favour of approving the Acquisition and Redemption Transaction at the CPL REIT Special Meeting. CPL REIT Unitholders who support the Acquisition and Redemption Transaction and who intend to deposit, but who have not then yet deposited, their CPL REIT Units in acceptance of this Offer should indicate their approval of the Acquisition and Redemption Transaction by providing a properly completed and executed form of proxy (which is printed on blue paper and accompanies the CPL REIT Proxy Circular provided to CPL REIT Unitholders for use at the CPL REIT Special Meeting) instructing the proxyholder to vote their CPL REIT Units in favour of the CPL REIT Approval Resolution at the CPL REIT Special Meeting. The Offer is conditional upon, among other things, passage of the CPL REIT Approval Resolution. The exchange of CPL REIT Units for Retirement REIT Units under the Acquisition and Redemption Transaction will occur on a tax-deferred "rollover" basis.

Letter of Transmittal

This Offer may be accepted by delivering to the Depositary at any of its offices listed in the Letter of Transmittal accompanying this Offer, by the means of delivery specified therein, so as to arrive there at or prior to the Expiry Time:

(a) certificate(s) representing the CPL REIT Units in respect of which this Offer is being accepted;

(b) a Letter of Transmittal (printed on yellow paper) in the form accompanying this Offer or a facsimile thereof duly completed (including by checking the appropriate box for electing to accept the Offer) and executed as required by the instructions and rules set out in such Letter of Transmittal; and

(c) any other relevant documents required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on a Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the CPL REIT Units deposited pursuant to the Letter of Transmittal, any certificate(s) accompanying the Letter of Transmittal must be endorsed or the Letter of Transmittal must be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or transfer power of attorney guaranteed by an Eligible Institution.

In addition to the foregoing procedure, CPL REIT Units may also be deposited by book-entry transfer through CDS in a manner acceptable to Retirement REIT. If a CPL REIT Unitholder deposits CPL REIT Units according to the procedure for book-entry transfer, the CPL REIT Unitholder thereby expressly acknowledges that such CPL REIT Unitholder has received and agrees to be bound by the terms of the Letter of Transmittal (including the voting proxy described in this section under the "General" heading) and that Retirement REIT may enforce such agreement against the CPL REIT Unitholder.

CPL REIT Unitholders are encouraged to review and consider carefully all the information in this Offer and the accompanying documents with their financial, legal and other professional advisors.

Notice of Guaranteed Delivery

If a CPL REIT Unitholder wishes to deposit CPL REIT Units pursuant to this Offer and the CPL REIT Unitholder is not able to deliver the required Letter of Transmittal together with all other documents and the certificates representing the CPL REIT Units, if applicable, to the Depositary at or prior to the Expiry Time, such CPL REIT Units may nevertheless be validly deposited under this Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying this Offer, or a manually signed facsimile thereof, is received by the Depositary at its principal office in Toronto as set forth on the Notice of Guaranteed Delivery prior to the Expiry Time; and

(c) the Depositary receives at its principal office in Toronto at or prior to 4:30 p.m. (Toronto time) on the third trading day on the TSE after the Expiry Time of this Offer:

  (i) the certificate(s) representing the deposited CPL REIT Units together with a duly completed and executed Letter of Transmittal (printed on yellow paper) in the form accompanying this Offer; and

  (ii) all other documents required by the Letter of Transmittal.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the principal office of the Depositary in Toronto and must include a signature guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for the deposited CPL REIT Units, whether deposited under the Offer or the Acquisition and Redemption Transaction and taken up by Retirement REIT, will be made only after timely receipt by the Depositary of the certificates representing the CPL REIT Units together with a duly completed and executed Letter of Transmittal, or a manually signed facsimile thereof, covering such CPL REIT Units with the signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal (or delivery of the deposited CPL REIT Units by book-entry transfer in a manner acceptable to Retirement REIT), and any other required documents.

CPL REIT Unitholders whose CPL REIT Units are registered in the name of an Intermediary should contact their Intermediary for assistance in depositing their CPL REIT Units.

The method of delivery of the Letter of Transmittal for the CPL REIT Units, the Notice of Guaranteed Delivery, the certificates representing the CPL REIT Units, if applicable, and all other required documents is at the option and risk of the person depositing the same. Retirement REIT recommends that such documents be delivered by hand to the Depositary and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

The execution of the Letter of Transmittal or Notice of Guaranteed Delivery by a CPL REIT Unitholder also irrevocably appoints Barry Reichmann, President and Chief Executive Officer of Retirement REIT or, failing him, Manfred J. Walt, Executive Vice-President and Chief Financial Officer of Retirement REIT or, failing both of them, such other person as is designated by Retirement REIT in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the CPL REIT Unitholder with respect to the CPL REIT Units deposited under this Offer with full power of substitution, in the name and on behalf of such CPL REIT Unitholder (such power of attorney being deemed to be an irrevocable power coupled with an interest), from the date of deposit under this Offer until withdrawal, if any, under this Offer, to vote in favour of the CPL REIT Approval Resolution at the CPL REIT Special Meeting and, at the discretion of said proxyholders, upon any amendment or variation of such matter or any other matter that may properly be brought before any meeting of CPL REIT Unitholders or any adjournment (or adjournments of such meeting) in such manner as such proxyholder, in its sole judgment, may determine and with respect to any required submissions and filings on behalf of such CPL REIT Unitholders in relation thereto.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any CPL REIT Units deposited pursuant to this Offer will be determined by Retirement REIT in its sole discretion. Depositing CPL REIT Unitholders agree that such determinations will be final and binding. Retirement REIT reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Retirement REIT reserves the absolute right to waive any defect or irregularity in the deposit of any CPL REIT Units. There is no obligation on the part of Retirement REIT or the Depositary to give notice of any defects or irregularities in any deposit and no liability will be incurred by any of them for failure to give any such notice. Retirement REIT's interpretation of the terms and conditions of this Offer (including the Offering Circular, Letter of Transmittal and Notice of Guaranteed Delivery) will be final and binding.

The acceptance of this Offer pursuant to the procedures set forth above will constitute an agreement between the depositing CPL REIT Unitholder and Retirement REIT in accordance with the terms and conditions of this Offer, including the depositing CPL REIT Unitholder's representation and warranty that: (i) such CPL REIT Unitholder has full power and authority to deposit, sell, assign and transfer the CPL REIT Units being deposited; (ii) such CPL REIT Unitholder owns the CPL REIT Units being deposited within the meaning of Applicable Securities Laws; (iii) the deposit of such CPL REIT Units complies with Applicable Securities Laws; and (iv) when such CPL REIT Units are taken up and paid for by Retirement REIT, Retirement REIT will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

Retirement REIT reserves the right to permit this Offer to be accepted in a manner other than that set out above.

Formation of Agreement

The proper deposit of CPL REIT Units pursuant to the procedures described above will, at the time (the "**Agreement Time**") that is the last to occur of the Expiry Time and the satisfaction or waiver of the conditions set forth in Section 4 of the Offer, "Conditions of the Offer", become and constitute a binding agreement between the depositing CPL REIT Unitholder and Retirement REIT, made as of the Agreement Time, upon the terms and subject to the conditions of this Offer. A certificate of the Chief Financial Officer of Retirement REIT stipulating the Agreement Time shall conclusively establish the Agreement Time in the absence of manifest error.

Voting Rights and Proxy Information

Pursuant to the CPL REIT Declaration of Trust, the CPL REIT Trustees have called the CPL REIT Special Meeting for April 8, 2002 to consider the Acquisition and Redemption Transaction. To be used at the CPL REIT Special Meeting, a proxy must be received by the Depositary prior to the time specified in the accompanying CPL REIT Proxy Circular provided to the CPL REIT Unitholders in connection with the CPL REIT Special Meeting. With respect to each matter which may properly come before the CPL REIT Special Meeting, a CPL REIT Unitholder will be entitled to one vote for each CPL REIT Unit registered in the name of such CPL REIT Unitholder.

4. Conditions of the Offer

Retirement REIT has the right to withdraw this Offer and not take up and pay for, or extend the period of time during which this Offer is open and postpone taking up and paying for, any CPL REIT Units deposited hereunder unless all of the following conditions are satisfied or waived at or prior to the Expiry Time and at the time Retirement REIT proposes to accept CPL REIT Units for take up under this Offer:

(a) (i) the CPL REIT Unitholders have passed the CPL REIT Approval Resolution at the CPL REIT Special Meeting (or any adjournment thereof) (the "**Transaction Approval Condition**"); (ii) Retirement REIT has received all required certificates (including the certificate referred to in "Canadian Federal Income Tax Considerations" of the Offering Circular) and other documents to allow for completion of the Acquisition and Redemption Transaction; and (iii) the Retirement REIT Unitholders have passed the Retirement REIT Approval Resolution;

(b) the applicable waiting period under the H-S-R Act has expired or been earlier terminated, the U.S. Federal Antitrust Agency has delivered satisfactory assurances in Retirement REIT's reasonable judgment, that the purchase of the CPL REIT Units under this Offer and the completion of the Acquisition and Redemption Transaction will not be opposed or challenged and no person shall have opposed or threatened to oppose the purchase of the CPL REIT Units under this Offer or the completion of the Acquisition and Redemption Transaction under the H-S-R Act (including any application for interim relief) (the "**Competition Compliance Condition**");

(c) Retirement REIT has determined, acting reasonably, that all Required Regulatory Approvals and Required Third Party Approvals, other than those listed in paragraph (b) above, have been obtained on terms satisfactory to Retirement REIT in its reasonable judgment and any applicable Governmental Entity waiting period has expired or been terminated;

(d) Retirement REIT, acting reasonably, has determined that: (i) no act, action, suit, or proceeding has been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity or person in Canada or elsewhere, whether or not having the force of Law; and (ii) no Law has been proposed, enacted, promulgated or applied, in the case of either (i) or (ii):

(A) to cease trade the CPL REIT Units or Retirement REIT Units or enjoin, prohibit or impose material limitations or conditions on the Acquisition and Redemption Transaction or the purchase by or the sale to Retirement REIT of the CPL REIT Units pursuant to this Offer or the right of Retirement REIT to own or exercise full rights of ownership of such CPL REIT Units; or

(B) which would have a Material Adverse Effect with respect to either Retirement REIT or CPL REIT or both;

(e) there does not exist any prohibition at Law against Retirement REIT making this Offer, taking up and paying for the CPL REIT Units under this Offer or completing the Acquisition and Redemption Transaction;

(f) there has not occurred or arisen after the date of the Acquisition Agreement (or, if there has previously occurred, but there has not been disclosed, generally or to Retirement REIT in writing, prior to the date of the Acquisition Agreement) any change (or any condition, event or development involving a prospective change), which, in the reasonable judgment of Retirement REIT, involves a Material Adverse Effect with respect to CPL REIT; and

(g) CPL REIT shall not be, in any material respect, in breach of or in default of any of its representations, warranties, covenants or other obligations under the Acquisition Agreement, and the Acquisition Agreement shall not have been terminated in accordance with its terms.

Subject to the provisions of the Acquisition Agreement, the foregoing conditions are for Retirement REIT's exclusive benefit. Retirement REIT may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by Retirement REIT). Except as set out below, Retirement REIT may waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time. Pursuant to the Acquisition Agreement, Retirement REIT has agreed with CPL REIT not to waive the Transaction Approval Condition or the Competition Compliance Condition without the consent of CPL REIT.

Any waiver of a condition or the withdrawal of this Offer will be effective upon oral or written notice by Retirement REIT to that effect to the Depositary at its principal office in Toronto. Any such oral notice shall be confirmed in writing by Retirement REIT, but shall be effective as of the date of such oral notice. Retirement REIT, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and, where required by Law, will cause the Depositary as soon as practicable thereafter to notify the CPL REIT Unitholders in the manner set forth in Section 9 of this Offer, "Notice", and will provide a copy of the aforementioned notice to the TSE. If this Offer is withdrawn, Retirement REIT will not be obligated to take up or pay for any CPL REIT Units deposited under this Offer and the Depositary will promptly return all documents deposited by the relevant CPL REIT Unitholder including Letters of Transmittal, Notices of Guaranteed Delivery, and, if applicable, any certificates representing CPL REIT Units.

5. Extension and Variation of the Offer

This Offer is open for acceptance until, but not after, the Expiry Time. Retirement REIT reserves the right, in its sole discretion, at any time and from time to time, to extend the Expiry Time or to vary this Offer by giving oral or written notice of such extension and variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of this Offer, "Notice", to all CPL REIT Unitholders whose CPL REIT Units have not been taken up prior to the extension or variation. Retirement REIT will, forthwith after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice to the TSE. Any notice of an extension or variation will be deemed to have been given and to be effective at the time at which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

During any such extension or in the event of any variation, all CPL REIT Units previously deposited and not withdrawn will remain subject to this Offer and may be accepted for purchase by Retirement REIT in accordance with the terms hereof, as amended. An extension of the Expiry Time or a variation of this Offer does not constitute a waiver by Retirement REIT of its rights under Section 4 of this Offer, "Conditions of this Offer".

If the consideration being offered for the CPL REIT Units under this Offer is increased, the increased consideration will be paid to all depositing CPL REIT Unitholders whose CPL REIT Units are taken up under this Offer without regard to when such CPL REIT Units are taken up by Retirement REIT.

6. Payment for Deposited CPL REIT Units

Subject to the conditions of this Offer (including each of the conditions referred to under Section 4 of this Offer, "Conditions of this Offer") having been fulfilled or waived at the Expiry Time and at the time Retirement REIT proposes to accept CPL REIT Units for take-up under this Offer, Retirement REIT will become obligated to take up (subject to pro-ration) the CPL REIT Units deposited under this Offer (and not withdrawn pursuant to Section 7 of this Offer) within all time periods prescribed by Applicable Securities Laws. Any CPL REIT Units deposited pursuant to this Offer after the first date on which CPL REIT Units have been taken up by Retirement REIT under this Offer will be taken up and paid for within all time periods prescribed by Applicable Securities Laws.

Subject to Applicable Securities Laws, Retirement REIT expressly reserves the right, in its sole discretion, to delay taking up or paying for any CPL REIT Units or to terminate this Offer and not take up and pay for any CPL REIT Units if any conditions specified in Section 4 of this Offer are not satisfied or waived, by giving written notice thereof to the Depositary. Retirement REIT also expressly reserves the right, in its sole discretion, to delay taking up and paying for CPL REIT Units in order to comply, in whole or in part, with any applicable Law. For the purposes of this Offer, Retirement REIT will be deemed to have accepted for payment CPL REIT Units validly deposited and not withdrawn (subject to pro-ration) if, as and when Retirement REIT gives oral or written notice to the Depositary of its acceptance for payment of such CPL REIT Units pursuant to this Offer.

Retirement REIT will pay for CPL REIT Units validly deposited pursuant to this Offer and not withdrawn through the issuance of a sufficient number of Retirement REIT Units, by arranging for the provision to the Depositary of sufficient certificates representing Retirement REIT Units for transmittal to depositing CPL REIT Unitholders in accordance with the payment instructions in the CPL REIT Unitholder's Letter of Transmittal. Retirement REIT will make arrangements with the Depositary for remittances of the proceeds of the disposition of fractional Retirement REIT Units (without deducting commissions or other transaction costs) to depositing CPL REIT Unitholders in accordance with the payment instructions contained in their Letters of Transmittal. Under no circumstances will interest accrue or be paid by Retirement REIT or the Depositary to persons depositing CPL REIT Units on the purchase price of such CPL REIT Units purchased by Retirement REIT, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited CPL REIT Units in acceptance of this Offer for the purposes of receiving payment from Retirement REIT and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed, subject to applicable Laws, to constitute receipt of payment by persons depositing CPL REIT Units. The Depositary will forward any certificates for Retirement REIT Units and any cheques representing any cash payment of the proceeds of the disposition of fractional Retirement REIT Units to which such CPL REIT Unitholders are entitled by first class mail, postage prepaid, to persons depositing CPL REIT Units at the address specified in the Letter of Transmittal unless the depositing CPL REIT Unitholder instructs the Depositary in the Letter of Transmittal to hold the certificates and cheques for pick-up. If no address is therein specified, certificates and cheques as payment for the CPL REIT Units will be forwarded to the address of the holder as shown on the unitholder registers of CPL REIT. If Retirement REIT determines that the delivery of certificates or cheques by first class insured mail will be delayed, the procedure for delivery described in Section 10 of this Offer, "Mail Service Interruption", will apply. Unless otherwise duly directed in the Letter of Transmittal, certificates for Retirement REIT Units will be issued in the name of the registered holder of CPL REIT Units so deposited.

7. Right of Withdrawal of Deposited CPL REIT Units

All deposits of CPL REIT Units pursuant to this Offer are irrevocable, provided that any CPL REIT Units deposited in acceptance of this Offer may be withdrawn at the place of deposit by or on behalf of the depositing CPL REIT Unitholder (unless otherwise required or permitted by applicable Law):

(a) at any time where CPL REIT Units have not been taken up by Retirement REIT prior to the receipt by the Depository of the notice of withdrawal in respect of such CPL REIT Units;

(b) if the CPL REIT Units have not been paid for by Retirement REIT within three business days after having been taken up;

(c) at any time before the expiration of the 10th day after the date upon which either:

(i) a notice of change relating to a change that has occurred in the information contained in this Offer or in the Offering Circular (or any other notice of change or notice of variation relating to this Offer), which change is one that would reasonably be expected to affect the decision of a CPL REIT Unitholder to accept or reject this Offer, is mailed, delivered or otherwise properly communicated, unless such change is not within the control of Retirement REIT or its affiliates and is not a change in a material fact relating to the Retirement REIT Units, but only if such deposited CPL REIT Units have not been taken up by Retirement REIT as at the date of the occurrence of the change, provided that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of this Offer; or

(ii) a notice of variation concerning the variation of the terms of this Offer (other than a variation consisting solely of an increase in the consideration offered for CPL REIT Units where the time for deposit is not extended for a period greater than ten days) is mailed, delivered or otherwise properly communicated, but only if such deposited CPL REIT Units have not been taken up by Retirement REIT as at the date of the variation; or

(d) at any time where the CPL REIT Units have not been taken up and paid for by Retirement REIT after 45 days from the date of this Offer.

In order for any withdrawal to be made, notice of the withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit within the time limits indicated above. Any such notice of withdrawal must: (i) be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery for the CPL REIT Units to be withdrawn; and (ii) specify the name of the registered CPL REIT Unitholder, the number of CPL REIT Units to be withdrawn and the certificate number shown on each certificate representing the CPL REIT Units to be withdrawn. Any signature in a notice of withdrawal must be guaranteed in the same manner as in the Letter of Transmittal (as described in the rules and instructions set out in such Letter of Transmittal). None of Retirement REIT, the Depositary or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by Retirement REIT in its sole discretion, and such determination shall be final and binding.

If Retirement REIT is delayed in taking up or paying for CPL REIT Units or is unable to take up or pay for CPL REIT Units for any reason, then, without prejudice to Retirement REIT's other rights, CPL REIT Units may not be withdrawn except to the extent that depositing CPL REIT Unitholders are entitled to withdrawal rights as set forth in this section or pursuant to Applicable Securities Laws.

Any CPL REIT Units withdrawn will be deemed not validly deposited for the purposes of this Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of this Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, CPL REIT Unitholders in certain provinces and territories of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. Please see "Statutory Rights" in the Offering Circular.

8. Market Purchases

Subject to applicable Law, Retirement REIT reserves the right to and may purchase CPL REIT Units in the market at any time and from time to time prior to the Expiry Time. If Retirement REIT purchases CPL REIT Units other than pursuant to this Offer while this Offer is outstanding, it will do so through the facilities of the TSE and such purchases will not be made before the third business day following the date of this Offer. The aggregate number of CPL REIT Units acquired in this manner will not exceed five percent (5%) of the outstanding CPL REIT Units on the date of this Offer.

9. Notice

Any notice to be given by Retirement REIT or the Depositary pursuant to this Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of CPL REIT Units at their addresses shown on the unitholders register of CPL REIT and will be deemed to have been received on the first day following the date of mailing which is not a Saturday, Sunday or federal or provincial statutory holiday in Canada. These provisions apply notwithstanding any accidental omission to give notice to any one or more CPL REIT Unitholders and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, Retirement REIT intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which Retirement REIT or the Depositary may give or cause to be given under this Offer will be deemed to have been properly given and to have been received by CPL REIT Unitholders if it is given to the TSE for dissemination and if it is published: (i) once in the National Edition of The Globe and Mail and (ii) once, if possible, in daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in the National Post.

This Offer will be mailed to registered CPL REIT Unitholders and the CPL REIT Trustees or made in such other manner as is permitted by applicable regulatory authorities.

Wherever this Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary on the Letter of Transmittal. Wherever this Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated on the Letter of Transmittal.

10. Mail Service Interruption

Notwithstanding the provisions of this Offer, the Offering Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, certificates for the Retirement REIT Units and cheques for the proceeds of disposition of fractional Retirement REIT Units pursuant to this Offer, Letters of Transmittal and other documentation, including certificates representing CPL REIT Units, if applicable, to be returned and any other relevant document will not be mailed if Retirement REIT determines that delivery thereof by mail may be delayed. Persons entitled to certificates, cheques and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited Letters of Transmittal for CPL REIT Units were delivered until such time as Retirement REIT has determined that delivery by mail will no longer be delayed. Retirement REIT will provide notice of any such determination not to mail made under this section as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of this Offer, "Notice". Notwithstanding Section 6 of this Offer, "Payment for Deposited CPL REIT Units", certificates, cheques and any other relevant documents not mailed for the foregoing reason will, subject to applicable Laws, be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing CPL REIT Unitholders at the appropriate office of the Depositary.

11. Return of CPL REIT Units

Any CPL REIT Units not purchased by Retirement REIT will be returned at Retirement REIT's expense promptly after the expiry of the time for purchase by returning the documents deposited by the relevant CPL REIT Unitholder including, if applicable, any certificates representing the CPL REIT Units, and where the CPL REIT Units were delivered by book-entry transfer, by transferring the CPL REIT Units by book-entry transfer to the CDS account of the transferring institution identified in the Letter of Transmittal.

12. Adjustments in Number of the Retirement REIT Units; Liens

If, on or after the date of this Offer, CPL REIT should split, combine or otherwise change any of the CPL REIT Units or its capitalization, or disclose that it has taken any such action, then Retirement REIT may in its sole discretion make such adjustments as it considers appropriate to the purchase price and other terms of this Offer (including the type of securities offered to be purchased and the amounts payable therefor) to reflect any such distribution, split, combination or other change.

CPL REIT Units acquired pursuant to this Offer shall be transferred to Retirement REIT free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including voting rights (specifically excluding the right to all distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or prior to the Closing Date) on or after the date hereof on or in respect of the CPL REIT Units.

13. Other Terms of the Offer

(a) This Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(b) No broker, dealer or other person has been authorized to give any information or make any representation on behalf of Retirement REIT not contained herein or in the accompanying Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorized.

(c) The provisions of the Offering Circular, the Schedules annexed hereto, the Letter of Transmittal accompanying this Offer and the Notice of Guaranteed Delivery accompanying this Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of this Offer.

(d) Retirement REIT will, in its sole discretion, be entitled to make a determination of all questions relating to the interpretation of this Offer, the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and the validity of any withdrawal of CPL REIT Units and any such determination will be final and binding.

(e) None of the Retirement REIT Unitholders or, except as required by Applicable Securities Laws, the Retirement REIT Trustees will have any personal liability in connection with this Offer.

The accompanying Offering Circular constitutes the offering circular required under Applicable Securities Laws with respect to this Offer.

Dated: February 19, 2002

RETIREMENT RESIDENCES REAL ESTATE
INVESTMENT TRUST

By: (Signed) THE HON. WILLIAM G. DAVIS
Chairman of the Board of Trustees

(This page has been left blank intentionally.)

CIRCULAR

The following information is supplied with respect to the accompanying Offer by Retirement REIT to purchase CPL REIT Units. There is no person or company acting jointly or in concert with Retirement REIT in connection with the Offer. The terms and conditions of the Offer, the Schedules annexed hereto and the Letter of Transmittal and Notice of Guaranteed Delivery which accompany this Offering Circular are incorporated in, and form part of, this Offering Circular.

The information concerning CPL REIT contained in the Offer, this Offering Circular and the pro forma financial statements annexed hereto has been taken from or is based, in part, upon publicly available documents and records on file with Canadian securities administrators and other public sources. Although Retirement REIT has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, Retirement REIT assumes no responsibility for the accuracy or completeness of the information contained in such documents and records.

Unless otherwise indicated, information concerning Retirement REIT and CPL REIT contained in the Offer and Offering Circular is given as of February 12, 2002.

BACKGROUND TO THE TRANSACTION

In the late summer of 2001, senior management of CPL REIT and Retirement REIT began exploring the possibility of effecting a business combination of both entities. Press releases were issued disclosing the nature of such discussions on October 18, 2001. Initial discussions focussed upon certain benefits to be derived from the combination, including increased market capitalization and liquidity, greater access to capital and a range of potential synergies.

Having concluded that a combination would be beneficial to each of the REITs, senior management delivered a formal proposal to the respective Board of Trustees of each of CPL REIT and Retirement REIT. The proposal was prepared by senior management with input from counsel to CPL REIT and Retirement REIT. Meetings of the Boards of Trustees of Retirement REIT and CPL REIT were held on November 23, 2001 and November 26, 2001, respectively.

Independent Committee of CPL REIT

At a meeting of the CPL REIT Board of Trustees held on November 26, 2001, the CPL REIT Trustees established a committee of independent Trustees consisting of John Crow (as chair), Douglas G. Bassett, W. Darcy McKeough and Calvin R. Stiller (the "**CPL REIT Independent Committee**"). The mandate of the CPL REIT Independent Committee includes reviewing and negotiating the structure and terms of the proposed transaction, supervision of an independent valuation (and determining whether such supervision should be joint) and making a recommendation to the full Board of Trustees of CPL REIT as to whether the proposed transaction is in the best interests of CPL REIT and its unitholders.

The CPL REIT Independent Committee first met immediately following the meeting of CPL REIT's full Board of Trustees on November 26, 2001. The CPL REIT Independent Committee authorized its chairman, Mr. John Crow, to interview several law firms in order to select counsel and several investment banking firms and accounting firms in order to select one or more firms to prepare the independent valuations and to provide the CPL REIT Independent Committee with financial advice as to the fairness of consideration to be received by CPL REIT Unitholders pursuant to the Transaction. The CPL REIT Independent Committee retained McCarthy Tétrault to provide it with legal advice and then met on December 3, 2001 to discuss the selection of a valuator and an investment banking firm to provide a fairness opinion. At that meeting, the CPL REIT Independent Committee reviewed the qualifications and independence of the various firms under consideration and decided to retain the Valuator to prepare the Valuations. It was understood by the CPL REIT Independent Committee at the time that the Valuator would likely also be retained by the Retirement REIT Independent Committee for the same purpose. The CPL REIT Independent Committee also decided to retain Scotia Capital to provide it with advice generally on the proposed Transaction and to provide the CPL REIT Independent Committee with a fairness opinion. At that meeting, the CPL REIT Independent Committee received a presentation from its counsel on the responsibilities and obligations of the members of the committee.

The CPL REIT Independent Committee had a series of meetings over the next several weeks at which it received reports from the Valuator, Scotia Capital and McCarthy Tétrault as to the work being performed in connection with the Valuations and with respect to the proposed Transaction. The members of the CPL REIT Independent Committee reviewed and discussed the reasons for the proposed Transaction and supervised the preparation of the Valuations.

At a meeting on February 19, 2002, the CPL REIT Independent Committee, following reports from its financial advisor and counsel, concluded that the Transaction is in the best interests of the CPL REIT Unitholders and resolved to so recommend to the full Board of Trustees of CPL REIT, which it did later that day.

Independent Committee of Retirement REIT

Because of the significant ownership and management interests of certain Trustees and senior officers of Retirement REIT in CPL REIT, at the meeting of Retirement REIT Trustees held on November 23, 2001, Retirement REIT's Board of Trustees adopted a resolution creating a committee of independent Trustees (the "**Retirement REIT Independent Committee**"). The Retirement REIT Independent Committee consists of The Honourable William Davis and Dr. John Evans. Mr. Ernie Eves, who was initially appointed to the Retirement REIT Independent Committee, resigned to seek the leadership of one of Ontario's political parties without having participated in any meetings or deliberations of the Retirement REIT Independent Committee. None of the members of the Retirement REIT Independent Committee has any interest in the Transaction, other than an interest as a continuing Trustee of Retirement REIT and as an owner of interests in Retirement REIT Units.

The Retirement REIT Independent Committee's mandate is to review and oversee the negotiation of the proposed Transaction and to make recommendations to Retirement REIT's Board of Trustees as to whether or not, and as to the appropriate terms and conditions under which, the Board of Trustees of Retirement REIT should approve the Transaction. The Retirement REIT Independent Committee was authorized to retain its own advisors, including legal and financial advisors, to assist the Retirement REIT Independent Committee in the fulfilment of its duties.

The Retirement REIT Independent Committee retained Torys to act as its counsel and CIBC WM to act as its financial advisor.

The Retirement REIT Independent Committee was advised by counsel that, although the Transaction is a "related party transaction" for Retirement REIT within the meaning of applicable securities legislation, the Transaction, for the purposes of Retirement REIT and its unitholders, is exempt from any requirement to obtain approval of the transaction by "minority shareholders" of Retirement REIT within the meaning of the Related Party Rules.

The Retirement REIT Independent Committee learned that the independent committee formed by CPL REIT intended to retain the Valuator for the purpose of obtaining a valuation of the subject matter of the proposed Transaction. Following discussion with its advisors, and discussion with the Valuator as to the nature of its prior dealings with Retirement REIT, the Retirement REIT Independent Committee determined to also retain the Valuator to act as a valuator under the supervision of the Retirement REIT Independent Committee and the corresponding independent committee of the CPL REIT Board of Trustees.

The Retirement REIT Independent Committee also instructed CIBC WM, among other things, to prepare and deliver to the Retirement REIT Independent Committee an opinion as to the fairness, from a financial point of view, of the consideration payable by Retirement REIT under the terms of the proposed Transaction.

The Retirement REIT Independent Committee met initially on December 4, 2001 with its financial advisor and counsel during which the Retirement REIT Independent Committee received presentations from its advisors on the responsibilities and obligations of the members of the Retirement REIT Independent Committee. The Retirement REIT Independent Committee subsequently determined that, although it was not technically required either by applicable securities laws or under the terms of the Retirement REIT Declaration of Trust to seek the approval of Retirement REIT Unitholders to the Transaction, after due consideration of the size of the proposed Transaction, the ownership and control of Retirement REIT Units and CPL REIT Units by parties having an interest in the Transaction and various other matters, it would seek the approval of the

Transaction by Retirement REIT Unitholders holding at least 66⅔% of the Retirement REIT Units voted in person or by proxy at a special meeting of Retirement REIT Unitholders to be called for that purpose. The Retirement REIT Independent Committee was of the view that this level of approval would demonstrate support for the proposed Transaction by a sufficient number of Retirement REIT Unitholders. Such level of approval would also enable incidental amendments to the Retirement REIT Declaration of Trust to be made to specifically permit Retirement REIT to own nursing homes and related assets and continue CPL REIT's development program and carry out other development initiatives.

The Retirement REIT Independent Committee met on nine occasions in the course of its review and consideration of the Transaction. At these meetings, among other things, the Retirement REIT Independent Committee received reports from the Valuator, CIBC WM and Torys as to the work being performed in connection with the Valuations with respect to the proposed Transaction and the preparation of a fairness opinion by CIBC WM. The members of the Retirement REIT Independent Committee reviewed and discussed the reasons for the proposed Transaction and, for this purpose, the Retirement REIT Independent Committee met with representatives of management of Retirement REIT and CPL REIT to discuss issues relevant to the Retirement REIT Independent Committee's deliberations and was provided with detailed information regarding the Transaction and its impact on Retirement REIT. The Retirement REIT Independent Committee also met independently of management of Retirement REIT, including with its advisors, to receive and review information about the long term care industry in Canada and the U.S. and relevant government regulation. The Retirement REIT Independent Committee focused, in particular, on obtaining information sufficient to permit it to understand the nature of the differences between the retirement home industry and the long term care industry as they relate to the nature, level and implications of government and other operating regulations and to the nature, level, stability and sustainability of government funding. The Retirement REIT Independent Committee also participated, through management of Retirement REIT, in negotiations of the terms of the Acquisition Agreement. At a meeting held on February 19, 2002, following receipt of the Valuations and reports from its financial and legal advisors, and after consideration of all factors believed by them to be relevant, the Retirement REIT Independent Committee concluded unanimously that the Transaction is in the best interests of the Retirement REIT Unitholders and resolved to so recommend to the full Board of Trustees of Retirement REIT, which it did later that day.

PURPOSE OF THE TRANSACTION AND PLANS FOR CPL REIT

The Offer and the Acquisition and Redemption Transaction form the principal parts of a proposed series of transactions which have been designed to result in the acquisition by Retirement REIT of CPL REIT in exchange for Retirement REIT Units. Retirement REIT has structured both the Offer and the Acquisition and Redemption Transaction in order to, among other things, provide flexibility for each CPL REIT Unitholder to achieve the most desirable tax consequences between the alternatives of: (i) tendering such holder's CPL REIT Units to the Offer, with such exchange of CPL REIT Units for Retirement REIT Units being treated as a taxable disposition for income tax purposes and thereby giving rise to a capital gain (or capital loss) on CPL REIT Units taken up and paid for; or (ii) depositing such holder's CPL REIT Units pursuant to the Acquisition and Redemption Transaction, which CPL REIT Units will be redeemed in consideration for Retirement REIT Units on a tax-deferred "rollover" basis so as to defer the realization of any capital gain (or capital loss) for income tax purposes until such holder disposes of the Retirement REIT Units received by him or her pursuant to the Acquisition and Redemption Transaction. Please see "Canadian Federal Income Tax Considerations" in this Offering Circular.

The Acquisition and Redemption Transaction

Retirement REIT and CPL REIT have entered into the Acquisition Agreement, a copy of which is annexed hereto as Appendix I to Schedule "A". If the CPL REIT Approval Resolution receives the approval of CPL REIT Unitholders at the CPL REIT Special Meeting and the Retirement REIT Approval Resolution receives the approval of Retirement REIT Unitholders at the Retirement REIT Special Meeting, the first step in the Acquisition and Redemption Transaction will consist of Retirement REIT acquiring all of the CPL REIT Assets, assuming the CPL REIT Assumed Liabilities and issuing Retirement REIT Units based on the Exchange Ratio. It is intended that the Acquisition and Redemption Transaction will be carried out in accordance with the

ITA Qualifying Exchange Requirements. Accordingly, in accordance with the ITA Qualifying Exchange Requirements, under the second step of the Acquisition and Redemption Transaction, the Retirement REIT Units held by CPL REIT would be distributed on a pro rata basis (based on the respective numbers of CPL REIT Units held immediately prior to the time of the Acquisition and Redemption Transaction) among the CPL REIT Unitholders in consideration for the redemption (i.e., the acquisition and cancellation by CPL REIT) of the outstanding CPL REIT Units. To the extent that CPL REIT Unitholders become entitled to fractional Retirement REIT Units, such fractional units will be sold in the open market on their behalf and the proceeds (without deducting commissions or other transaction costs) paid to them forthwith on a pro rata basis. All Retirement REIT Units which are received by Retirement REIT (as a CPL REIT Unitholder as a result of, among other things, it having previously taken up and paid for CPL REIT Units under the Offer) will be cancelled by Retirement REIT.

Plans for CPL REIT

Upon the completion of the Acquisition and Redemption Transaction, Retirement REIT will acquire the CPL REIT Assets and assume the CPL REIT Assumed Liabilities. Pursuant to the Acquisition Agreement, Retirement REIT has agreed to use its best efforts such that, effective at the Time of Closing, the Retirement REIT Board of Trustees shall be varied to be comprised of nine Trustees, including at least five Independent Trustees (as defined in the Retirement REIT Declaration of Trust) selected from among the Independent Trustees presently serving on the Board of Trustees of each of Retirement REIT and CPL REIT.

In connection with the Acquisition and Redemption Transaction, Retirement REIT intends to terminate the Advisory Agreement concurrently with the completion of the Transaction, such that no fee shall be payable thereunder in connection with the Transaction. In addition, prior to the completion of the Acquisition and Redemption Transaction, the Management Agreements will be amended to change, among other things, the management fees payable thereunder to a cost-plus-15% basis. These fees will be payable between subsidiaries of Retirement REIT and will not affect Retirement REIT's distributable income.

Subsequent to the completion of the Transaction, Retirement REIT intends to delist the CPL REIT Units from the TSE and, as there will be fewer than 15 securityholders of CPL REIT, to cause CPL REIT to cease to be a reporting issuer under Applicable Securities Laws.

It is anticipated that CPL REIT will continue as a trust with Retirement REIT (or an affiliate thereof) as its sole unitholder in order to, among other things, hold the Retained Assets for the benefit of Retirement REIT Unitholders following the Time of Closing.

Following completion of the Transaction, management anticipates operating and growing the nursing home business to maximize distributable income and unit value.

VALUATIONS

Engagement

The Valuator was retained jointly by the independent committee of each of CPL REIT and Retirement REIT pursuant to an agreement dated December 4, 2001 (the "**Engagement Agreement**"). In accordance with the requirements of the Related Party Rules and under the supervision of the CPL REIT Independent Committee and the Retirement REIT Independent Committee, the Valuator prepared independent valuations as to the fair market value of CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and the Retirement REIT Assets as at February 12, 2002. Under the terms of the Engagement Agreement, the Valuator will be paid a total fee of $500,000, to be shared equally by CPL REIT and Retirement REIT, for the preparation and delivery of the Valuations. In addition, each of CPL REIT and Retirement REIT have agreed to indemnify the Valuator in respect of certain expenses, losses, claims, actions, damages and liabilities that may be incurred by the Valuator with respect to the services provided under the Engagement Agreement. The fee payable to the Valuator is not contingent, in whole or in part, on the outcome of the Transaction or on the conclusions reached in the Valuations.

The following is a summary only of the Valuations. This summary necessarily omits information which the reader should consider to understand the scope of work undertaken and its limitations, and the basis of the

Valuator's analysis. Consideration of only selected portions could be misleading and could create a misleading view of the processes and methodologies used by the Valuator in preparing the Valuations. Unitholders should read the Valuations annexed as Schedule "B" in their entirety.

Engagement of the Valuator as an Independent Valuator

The Valuator is a subsidiary of KPMG LLP, a Canadian professional services firm that delivers assurance, consulting, financial advisory and tax services to individuals and businesses, government and not-for-profit organizations. The Valuator has extensive experience in preparing valuations.

Neither the Valuator, nor any of its affiliates and subsidiaries is an insider, associate or affiliate (as those terms are defined in the Related Party Rules) of CPL REIT or Retirement REIT or any of their respective affiliates (collectively, the "**Interested Parties**"). Except as independent valuator to the independent committee of each of CPL REIT and Retirement REIT, neither the Valuator nor any of its affiliates and subsidiaries is an advisor to any of the Interested Parties to the Transaction.

The Valuator and its affiliates and subsidiaries have not been engaged to provide any financial advisory services nor have they had a material financial interest in any transaction involving CPL REIT or Retirement REIT or any Interested Party, except for the prior engagements discussed below.

Prior Engagements

The Valuator and its affiliates, including KPMG LLP, have performed various professional services for both CPL REIT and Retirement REIT in the past. Additionally, the Valuator has been engaged previously by other parties to perform services related to the assets and business operations currently held by CPL REIT and Retirement REIT. The nature of such services is summarized below:

- The Valuator was engaged by an international financial institution in 1996 to complete a due diligence review and valuation of Central Park Lodges Ltd. ("**Lodges**") in connection with the provision of a revolving credit facility to Lodges. From 1998 to 1999, the Valuator was retained by the institution with respect to its ongoing financing of assisted living facilities being acquired by Lodges. The Valuator's services comprised due diligence reviews and valuation work.
- In 1997, the Valuator was engaged by Lodges to complete a due diligence review in connection with an acquisition of a retirement home business by Lodges.
- In 1997, the Valuator provided a valuation opinion as to the aggregate fair market value of the nursing home portfolio of Lodges as at January 31, 1997. The Valuator's valuation conclusions were used in connection with the purchase of the portfolio by CPL REIT.
- In 1998, the Valuator was engaged by Lodges to complete a due diligence review of a retirement and nursing home operator based in the United States.
- In 2000, the Valuator provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio of Lodges as at March 15, 2000. The Valuator's valuation conclusions were to be used by the company in connection with the potential creation of a North American investment fund.
- In 2001, the Valuator provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio and related business of Lodges (the "**Business**") as at December 31, 2000. The Valuator's valuation conclusions were used in connection with the purchase of the Business by Retirement REIT.

The fees paid to the Valuator in connection with the mandates outlined above, together with the fees payable to the Valuator pursuant to the Engagement Agreement, are not financially material to the Valuator. No understandings or agreements exist between the Valuator and CPL REIT, Retirement REIT, or any Interested Party with respect to future financial advisory services. The Valuator may in the future, in the ordinary course of business, perform financial advisory services for CPL REIT, Retirement REIT or any Interested Party.

Having reviewed all such circumstances and based on independent legal advice, the Valuator has represented and each of CPL REIT and Retirement REIT believes that the Valuator is qualified and independent within the meaning of the Related Party Rules for purposes of the preparation of the Valuations.

Scope of Review

In preparing the Valuations, the Valuator held discussions with the independent committees of each of CPL REIT and Retirement REIT and various members of management of CPL REIT and Retirement REIT; reviewed publicly available information and financial statements and non-public information relating to CPL REIT and Retirement REIT; reviewed information relating to the business, operations, financial performance and, where applicable, stock market data of CPL REIT and Retirement REIT and other selected comparable entities; and carried out other investigative exercises, all of which are more specifically described in the Valuations annexed hereto as Schedule "B".

General Assumptions and Limitations

With the acknowledgement and agreement of the independent committees of each of CPL REIT and Retirement REIT as provided for in the Engagement Agreement, the Valuator relied upon the accuracy and completeness of all data and other information obtained by the Valuator from public sources or provided to the Valuator by CPL REIT, Retirement REIT and their respective personnel and advisors (the "**Information**"). The Valuations are conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described in the Valuations, the Valuator has not attempted to independently verify the accuracy or completeness of any of the Information. With respect to budgets, forecasts or estimates provided to the Valuator and used in its analysis, the Valuator notes that projecting such future results is inherently subject to uncertainty. The Valuator has assumed, however, that such budgets, forecasts and estimates were prepared using assumptions which, in the opinion of management of CPL REIT and Retirement REIT, were reasonable in the circumstances.

The Valuations are rendered as at February 12, 2002 (the "**Valuation Date**"). The Valuator is entitled, at any time, to withdraw, change or supplement its Valuations if it concludes that there has been a material change in the business and affairs of CPL REIT or Retirement REIT, a change in material fact, an omission to state a material fact, a material change in the factors upon which the Valuations are based or the Valuator becomes aware of any information not previously known that would render the Valuations misleading in any material respect.

The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. The Valuator believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations. Unitholders of CPL REIT and Retirement REIT should read the Valuations annexed hereto as Schedule "B" in their entirety.

Definition of Fair Market Value

For purposes of the Valuations, fair market value is defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arms' length and under no compulsion to act, expressed in terms of money or money's worth. The Valuator has made no adjustment to the fair market value to reflect the liquidity of either the Retirement REIT Units or CPL REIT Units, the effect of the Transaction or the fact that the Retirement REIT Units or CPL REIT Units held by individual unitholders do not form part of a controlling interest.

Approach to Value

The Valuations are based on techniques and assumptions that the Valuator considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of "en bloc" fair market value of the CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and the Retirement REIT Assets on a going-concern basis.

The nursing home portfolio and related business of CPL REIT represents the bulk of CPL REIT Assets. Similarly, the retirement home portfolio and related business of Retirement REIT represents the bulk of the Retirement REIT Assets. The Valuator considered it appropriate to use a capitalized earnings approach to value each of these businesses.

Capitalized Earnings Approach

Under the capitalized earnings approach, the maintainable level of future earnings is estimated and capitalized at an appropriate rate of return. The Valuator estimated the maintainable level of future earnings as earnings before interest and other debt costs, income taxes, and depreciation and amortization ("**EBITDA**"). The selection of an appropriate rate of return takes into account the inherent risks, rewards and rate of return required by a prospective purchaser. The resulting value represents the value of the assets and business operations underlying each of the businesses before consideration of debt.

The estimated fair market value of the other assets and debt and other liabilities were added to or deducted from this value as appropriate. The methodology used for these other assets and liabilities is fully set out in the Valuations annexed hereto as Schedule "B".

Valuations Summary and Conclusion

Based upon and subject to the foregoing, the Valuator is of the opinion that, as at February 12, 2002, the range of values of the CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and the Retirement REIT Assets is as follows:

	CPL REIT	Retirement REIT
Assets ($ millions)	$1,110 to $1,128	$1,030 to $1,050
Midpoint ($ millions)	$1,119	$1,040
Units ($ per unit)	$13.77 to $14.60	$11.80 to $12.50
Midpoint ($ per unit)	$14.19	$12.15

The foregoing summary is qualified in its entirety by the Valuations which are annexed hereto as Schedule "B".

PRIOR VALUATIONS

The following is a summary of all prior valuations of Retirement REIT and CPL REIT or their respective material assets or securities made in the preceding 24 months, the existence of which is known to Retirement REIT or CPL REIT or their respective trustees and senior officers.

In April 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide appraisals on 12 properties for mortgage financing purposes. The aggregate value of the properties was determined to be approximately $143.3 million. The appraisals were performed on the individual properties, rather than as a portfolio valuation.

In April 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide appraisals on 7 properties for mortgage financing purposes. The aggregate value of the properties was determined to be approximately US$32.6 million. The appraisals were performed on the individual properties, rather than as a portfolio valuation.

In January 2001, the Valuator was retained by Retirement REIT to provide an independent valuation of the aggregate fair market value of the assets to be acquired by Retirement REIT in connection with its initial public offering. The Valuator estimated the aggregate fair market value of those net assets to be between $321 million and $385 million. This valuation supported the price ultimately paid by Retirement REIT for the assets of Lodges in April 2001.

In January 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide an independent valuation of the aggregate fair market value of a portfolio of 32 stabilized retirement home properties that act as collateral for certain corporate bonds and the book value of the debt obligations relating to such portfolio. Deloitte & Touche Corporate Finance Canada Inc. estimated the fair market value of the net assets to be between $135 million and $144 million.

In April 2000, Deloitte & Touche Corporate Finance Canada Inc. and KPMG LLP were retained by Lodges to provide independent valuations of the aggregate fair market value of the assets of Lodges (with several assets excluded from the valuations.) Lodges at the time was involved in the potential creation of an investment fund whose intent was to acquire North American assisted living entities, of which Lodges was to be included. The proposed portfolio of assets to be vended into the fund included 79 retirement facilities, the development projects underway, the Management and Advisory Agreements with CPL REIT, and Lodges' 2.9 million units of CPL REIT. Deloitte & Touche Corporate Finance Canada Inc. determined a value range of $395 million to $432 million, while KPMG determined values of $328 million to $395 million. The fund was ultimately not created.

A copy of each of the valuations prepared for Retirement REIT referred to above are available for inspection at Retirement REIT's registered office and will be sent to any Retirement REIT Unitholder upon request without charge.

In July, 2000, Deloitte & Touche Corporate Finance Canada Inc. was retained to provide a valuation of a portfolio of fifty nursing home properties owned by CPL REIT, which valuation was to be used in connection with the refinancing of those properties. The fair market value of the individual properties was prepared on an aggregate basis estimated to be between $517 million and $541 million as at July 14, 2000. This valuation was of only a portion of CPL REIT's assets and did not attempt to value CPL REIT's net assets or the CPL REIT Units then outstanding. Therefore, the valuation is not comparable to the Valuations. A copy of this valuation is available for inspection at CPL REIT's registered office and will be sent to any CPL REIT Unitholder upon request without charge.

ACQUISITION AGREEMENT

The Acquisition Agreement is attached as Appendix I to the CPL REIT Approval Resolution (annexed hereto as Schedule "A"). The following is a summary of the material terms of the Acquisition Agreement. **This summary is qualified in its entirety by the full text of the Acquisition Agreement. CPL REIT Unitholders are urged to read the Acquisition Agreement in its entirety for a more complete description of the terms and provisions thereof.**

General

Under the Acquisition Agreement, Retirement REIT agreed to make the Offer and acquire the CPL REIT Assets in consideration for the assumption by Retirement REIT of the CPL REIT Assumed Liabilities and the issuance of Retirement REIT Units to CPL REIT based on the Exchange Ratio. As soon as possible following the completion of the Acquisition and Redemption Transaction, and in any event no later than 60 days thereafter, CPL REIT is required to redeem all of the issued and outstanding CPL REIT Units (except for the Excluded CPL REIT Units) on the basis of the Exchange Ratio. CPL REIT will continue as a trust, for a period to be determined by management of Retirement REIT, with Retirement REIT (or an affiliate thereof) as its sole unitholder, in order to, among other things, hold the Retained Assets for the benefit of Retirement REIT Unitholders following the Closing Date.

In order to distribute fractional Retirement REIT Units (the "**Fractional Units**") upon the redemption of the outstanding CPL REIT Units (other than Excluded CPL REIT Units), the Acquisition Agreement provides, and CPL REIT Unitholders will be deemed to have directed, that CPL REIT will distribute to the Depositary, acting as agent for the CPL REIT Unitholders entitled to Fractional Units, such number of Fractional Units as represents the sum of the Fractional Units to which the CPL REIT Unitholders are entitled, rounded up to the next whole number. As soon thereafter as is commercially reasonable, the Depositary, acting as agent for the CPL REIT Unitholders, will sell the Fractional Units through the TSE and pay the proceeds of these sales (without deducting commissions or other transaction costs) to those CPL REIT Unitholders who are entitled to receive a Fractional Unit based on their respective pro rata entitlements to the Fractional Units.

Following the closing of the Transaction, until a CPL REIT Unitholder deposits his or her CPL REIT Units, the Retirement REIT Units to be issued and exchanged therefor and all distributions made on such Retirement REIT Units will be held in trust by the Depositary on behalf of such CPL REIT Unitholder and transferred and paid to such CPL REIT Unitholder only upon delivery of a properly completed and executed Letter of Transmittal.

CPL REIT Unitholders who are participants in the CPL REIT DRIP, upon closing the Transaction, will be automatically enrolled in the Retirement REIT DRIP. Unless alternative arrangements are made with the Depositary prior to the expiry of the Offer, CPL REIT Units held under the CPL REIT DRIP will be deemed to be deposited pursuant to the Acquisition and Redemption Transaction (i.e., on a tax-deferred "rollover" basis) and the Retirement REIT Units exchanged therefor will be held thereafter under the Retirement REIT DRIP.

In order to effect the redemption of CPL REIT Units for Retirement REIT Units (other than the Excluded CPL REIT Units), CPL REIT's Declaration of Trust must be amended. The CPL REIT Approval Resolution authorizes, among other things, the CPL REIT Trustees to amend the Declaration of Trust of CPL REIT, which amendments will include an amendment to allow for the redemption of CPL REIT Units in exchange for Retirement REIT Units based on the Exchange Ratio on the direction of the Board of Trustees.

The Transaction

The Acquisition Agreement provides that completion of the Acquisition and Redemption Transaction is subject to the satisfaction (or waiver), in accordance with the terms of the Acquisition Agreement, of conditions substantially similar to the conditions to the Offer, as set out in the Offer, the majority of which conditions are also included in the Acquisition Agreement for the benefit of CPL REIT and Retirement REIT. The Acquisition Agreement provides that Retirement REIT will not waive the conditions in its favour under the Offer relating to approval of the Acquisition and Redemption Transaction by CPL REIT Unitholders at the CPL REIT Special Meeting or in respect of the notification or approvals under the H-S-R Act. Retirement REIT has also agreed not to decrease the consideration payable per CPL REIT Unit, change the form of consideration payable under the Offer or the Acquisition and Redemption Transaction (other than to add additional consideration), change the number of CPL REIT Units sought under the Offer, or impose additional conditions to the Offer or the Acquisition and Redemption Transaction or otherwise vary the Offer or the Acquisition and Redemption Transaction in any manner that is adverse to CPL REIT Unitholders, except with the prior consent of CPL REIT. The Competition Commissioner has issued an advance ruling certificate in respect of the Transaction pursuant to Section 102 of the Competition Act.

Approval of Offer by CPL REIT Trustees

Pursuant to the Acquisition Agreement, CPL REIT confirmed that the CPL REIT Trustees, upon consultation with their financial and legal advisors, have determined: (i) that the Offer and the Acquisition and Redemption Transaction are in the best interests of the CPL REIT Unitholders; and (ii) to recommend that CPL REIT Unitholders approve the Acquisition and Redemption Transaction and that only CPL REIT Unitholders who wish to exchange their CPL REIT Units on a taxable basis should tender their CPL REIT Units in acceptance of the Offer.

Order of Transactions; Special Distributions

It is intended that the take up of CPL REIT Units under the Offer will occur after approval of the CPL REIT Approval Resolution and Retirement REIT Approval Resolution but prior to effecting the Acquisition and Redemption Transaction. CPL REIT and Retirement REIT's objective is to complete the Acquisition and Redemption Transaction as soon as possible following the issuance of Retirement REIT Units under the Offer so as to provide the most consistent treatment possible to all CPL REIT Unitholders, whether they are exchanging CPL REIT Units for Retirement REIT Units under the Offer or as a result of the Acquisition and Redemption Transaction.

If the Acquisition and Redemption Transaction is completed on any day following April 30, 2002 that is not the last business day (as defined in the CPL REIT Declaration of Trust or Retirement REIT Declaration of Trust, as applicable) of a calendar month, in order to provide the fairest treatment reasonably practicable, the Acquisition Agreement provides that special proportional distributions be paid: (i) by Retirement REIT to Retirement REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such special distribution) immediately prior to the take-up of the CPL REIT Units under the Offer; and (ii) by CPL REIT to CPL REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such special distribution) immediately prior to the take-up of the CPL REIT Units under the Offer. Provided the Acquisition and Redemption Transaction is completed prior to May 31, 2002, it is anticipated that the first distribution of Retirement REIT, following completion of the Transaction, will be payable on June 17, 2002 to Retirement REIT Unitholders of record on May 31, 2002. If the Acquisition and Redemption Transaction is completed on a day that is the last business day of a calendar month, CPL REIT Unitholders and Retirement REIT Unitholders of record on the applicable record date will receive their regular distributions on the applicable distribution date for such month.

Upon the completion of the Acquisition and Redemption Transaction, Retirement REIT will acquire the CPL REIT Assets, in consideration for the assumption by Retirement REIT of the CPL REIT Assumed Liabilities and the issuance of Retirement REIT Units to CPL REIT based on the Exchange Ratio.

Covenants

Pursuant to the Acquisition Agreement, each of Retirement REIT and CPL REIT agreed that, prior to the Time of Closing, it would conduct its business and cause its subsidiaries to conduct their respective businesses only in, and neither it nor its subsidiaries would take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable Laws and it and its material subsidiaries would preserve intact their respective business organizations and goodwill. In addition, Retirement REIT has agreed to arrange for and/or maintain "trustees', directors' and officers'" insurance coverage for the Trustees and officers of CPL REIT and the directors and officers of its subsidiaries for seven years following the Time of Closing substantially on the same terms and conditions as the "trustees', directors' and officers'" coverage in place for the benefit of the Trustees and officers of Retirement REIT and the directors and officers of its subsidiaries.

Representations and Warranties

Pursuant to the Acquisition Agreement, each of Retirement REIT and CPL REIT represented and warranted as to a number of matters including (without limitation) organization and qualification, capitalization, requisite authority, absence of changes, ownership of assets, absence of undisclosed liabilities, validity of material contracts, employment matters, the fair presentation of financial statements, the absence of litigation (pending or threatened), environmental matters, the adequacy of insurance policies, tax matters and compliance and lack of misrepresentations in filings with the Canadian securities regulators.

Appointment of Trustees to Retirement REIT's Board

Retirement REIT has agreed to use its best efforts such that, effective at the Time of Closing, the Retirement REIT Board of Trustees shall be varied to be comprised of nine Trustees, including at least five Independent Trustees (as defined in the Retirement REIT Declaration of Trust) selected from among the Independent Trustees presently serving on the Board of Trustees of each of Retirement REIT and CPL REIT.

Non-Solicitation

In the Acquisition Agreement, each of CPL REIT and Retirement REIT agreed that it would not, directly or indirectly, through any of its or its subsidiaries' Trustees, directors, officers, employees, representatives or agents (a "**Representative**"), solicit or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding (other than the Transaction) any merger, amalgamation, plan of arrangement, consolidation, business combination, reverse take-over, sale of assets (other than in the ordinary course of business), sale of securities or similar transaction (any of the foregoing inquiries or proposals being referred to as an "**Acquisition Proposal**"); provided, however, that nothing shall prevent each party's Board of Trustees from taking such action as such Board of Trustees determines is reasonably required in the exercise of its fiduciary duties to respond to an unsolicited *bona fide* written Acquisition Proposal; provided further such Acquisition Proposal (i) was not solicited or is the result of solicitations carried out on or before October 18, 2001, directly or indirectly, through any of its Representatives and (ii) is an Acquisition Proposal (A) for which its Board of Trustees reasonably believes adequate financial arrangements will be made, and (B) which its Board of Trustees determines in good faith (after consultation with its financial advisors and after receiving advice of its outside counsel, to the effect that its Board of Trustees is required to do so in order to discharge properly its fiduciary duties) would, if consummated in accordance with its terms, result in a transaction more favourable from a financial point of view to its unitholders than the Transaction (any such Acquisition Proposal being referred to as a "**Superior Proposal**").

Each of CPL REIT and Retirement REIT has agreed to immediately notify the other of any existing or future Acquisition Proposal or any written request for non-public information relating to it or any of its subsidiaries in connection with an Acquisition Proposal or for access to its properties, books or records by any person or entity that informs any of its Representatives that it is considering making, or has made, an Acquisition Proposal.

Each of CPL REIT and Retirement REIT has covenanted that it will not change the recommendation in respect of the Offer and Acquisition and Redemption Transaction, and each of CPL REIT and Retirement REIT has covenanted that it will not enter into any agreement to propose, pursue, support or recommend any Acquisition Proposal (a "**Proposed Agreement**") without complying with the provisions of the Acquisition Agreement, including by providing the other with an opportunity to amend the Acquisition Agreement to provide for at least equivalent financial terms under the Transaction to those included in the Proposed Agreement as determined by the Board of Trustees, acting in good faith and in accordance with their fiduciary duties, after consultation with its financial advisors. In particular, each of CPL REIT and Retirement REIT covenanted to provide the other with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than three business days prior to its proposed execution. In the event that the other agrees to amend the Acquisition Agreement as provided above, each of CPL REIT and Retirement REIT has covenanted not to enter into the Proposed Agreement, unless the Acquisition Agreement is not so amended within those three business days. In the event the other does not agree to so amend the Acquisition Agreement, CPL REIT or Retirement REIT, as the case may be, is permitted to enter into the Proposed Agreement and to change its recommendation.

Transaction Fees and Expenses

Transaction fees and expenses relating to the Acquisition and Redemption Transaction will generally be the responsibility of the party incurring those expenses, provided that if the Transaction is not completed, then (subject to certain conditions) the parties shall bear such expenses equally. Except as noted below, certain transaction fees and expenses of common benefit, such as the costs of the Valuations, will be shared equally, and each of CPL REIT and Retirement REIT will bear the costs of its own independent committee of Trustees.

The Acquisition Agreement provides that, if it is terminated by either party (the "**Terminating Party**") under certain circumstances, including where (a) the Board of Trustees of the other party (the "**Other Party**") withdraws, or makes a modification adverse to the Terminating Party to, the recommendation with respect to the Offer and the Acquisition and Redemption Transaction, or if it recommends or enters into a Proposed Agreement in respect of any other Acquisition Proposal (whether or not a Superior Proposal), other than as a result of or in response to a material breach by the Terminating Party of its obligations under the Acquisition Agreement; or (b) the Other Party is in breach of or in default in any material respect under any obligation contained in the Acquisition Agreement; the Other Party shall be responsible for all of the transaction fees and expenses of the Terminating Party.

Interim Arrangements

In connection with the completion of the Acquisition and Redemption Transaction, CPL REIT and Retirement REIT will undertake certain reorganization transactions which will result in administrative and tax efficiencies following Closing, all as more particularly set out in the Acquisition Agreement. The Acquisition Agreement also provides that, before the completion of the Acquisition and Redemption Transaction, each of Retirement REIT and CPL REIT make available to the other information necessary to obtain any required consents or approvals.

Termination of Acquisition Agreement

The Acquisition Agreement may be terminated by either CPL REIT or Retirement REIT if: (a) any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within Canada or the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting completion of the Transaction and such order, decree, ruling or other action is or shall have become final and non-appealable, provided that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or contest the imposition of such injunction or action and such failure materially contributed to such positions; (b) (A) there has been a breach of or default in any material respect of any covenant, agreement or obligation of the other or (B) any of the representations and warranties made by the other in the Acquisition Agreement is inaccurate or untrue in any material respect, or (C) there has occurred a change in the assets, business, operations or capital of the other that has, or could reasonably be expected to have, a Material Adverse Effect on the other; (c) the conditions to the Offer and the Acquisition and Redemption Transaction are not satisfied or waived on or before July 31, 2002; or (d) the other party has entered into a Proposed Agreement, the Board of Trustees of the other withdraws or makes any adverse modification with respect to its recommendation of the Offer and Acquisition and Redemption Transaction, the Board of Trustees of the other recommends any Acquisition Proposal (whether or not a Superior Proposal) and/or the unitholders of the other pass a resolution approving any Acquisition Proposal (whether or not a Superior Proposal).

If the Acquisition Agreement is terminated pursuant to the foregoing, Retirement REIT may terminate or withdraw the Offer and Retirement REIT or CPL REIT, as applicable, may terminate the Acquisition and Redemption Transaction without any liability or further obligation under the Acquisition Agreement. The obligations under the Acquisition Agreement relating to expense reimbursement will survive the termination of the Acquisition Agreement.

Completion of Acquisition and Redemption Transaction

It is currently intended that, assuming all requisite approvals are obtained, the Acquisition and Redemption Transaction will be completed on April 30, 2002, provided that, in the event any of the conditions of closing contained in the Acquisition Agreement in favour of CPL REIT or Retirement REIT have not been fulfilled or waived by such date, the Acquisition and Redemption Transaction will be completed on a date mutually agreed by CPL REIT and Retirement REIT, but in no event later than July 31, 2002.

BENEFITS OF THE TRANSACTION

On the basis of its consideration of all relevant factors and the fairness opinion prepared by Scotia Capital dated February 15, 2002, the CPL REIT Independent Committee unanimously concluded that the Transaction is in the best interests of the CPL REIT Unitholders and recommended that the Board of Trustees support the Transaction and approve the entering into of the Acquisition Agreement in substantially the form presented to the CPL REIT Independent Committee. The CPL REIT Independent Committee identified the following factors as being most relevant:

Greater Financial Flexibility and Liquidity. Upon completion of the Transaction, Retirement REIT will have total assets of approximately $1.9 billion, unitholders' equity of approximately $750 million and long term debt which is approximately 54% of the gross book value of its assets. Based on the current market capitalizations of Retirement REIT and CPL REIT, Retirement REIT will have a market capitalization exceeding $800 million following completion of the Transaction, making it the third largest real estate investment trust in Canada in terms of market capitalization. These factors are expected to give Retirement REIT greater access to financing and capital, improve its acquisition capacity, increase its public float and provide enhanced liquidity for unitholders.

Enhanced Cash Position. Access to Retirement REIT's strong balance sheet and lower payout ratio will strengthen the cash position for CPL REIT Unitholders.

Elimination of External Management. CPL REIT is currently one of only two Canadian real estate investment trusts that are externally managed. The Transaction will eliminate this external management arrangement.

Savings. Management believes that meaningful annual savings will be realized over time due to the combination of the REITs. These include administrative and compliance costs of maintaining two publicly listed reporting issuers, as well as enhanced purchasing synergies and organizational savings to be achieved by eliminating duplicate head office functions.

Diversification. The Transaction will provide CPL REIT Unitholders with increased industry and geographic diversification through a substantial portfolio of properties in each of the nursing and retirement home sectors across Canada and in selected United States markets.

If the Transaction is completed, Retirement REIT intends to pay a distribution of $1.15 per Retirement REIT Unit per annum, which is equivalent to $1.38 per CPL REIT Unit per annum based on the Exchange Ratio. Accordingly, CPL REIT Unitholders will continue to receive the same distribution they currently receive.

RETIREMENT REIT

Retirement REIT is an unincorporated closed-end investment trust, which was created on December 28, 2000 pursuant to the Retirement REIT Declaration of Trust and governed by the laws of the Province of Ontario. The general control and direction of Retirement REIT and management of Retirement REIT are the responsibility of the Retirement REIT Trustees. Retirement REIT (together with a subsidiary thereof) is the largest provider of residential senior accommodations and related services in Canada, servicing approximately 7,600 residents.

The Retirement REIT Units were initially listed and posted for trading on the TSE on April 11, 2001 under the symbol "RRR.UN". The head office of Retirement REIT is located at 175 Bloor Street East, South Tower, 6th Floor, Toronto, Ontario M4W 3R8.

A description of the organizational structure and business of Retirement REIT is contained in the Retirement REIT AIF under the headings "Structure of the Retirement REIT" and "The Business of Retirement REIT", respectively. A description of the Retirement REIT Units being offered hereunder is contained in the Retirement REIT AIF under the heading "Information Concerning Retirement REIT". Certain constraints are imposed on the ownership of Retirement REIT Units, which constraints are similar to those constraints on the ownership of CPL REIT Units and are described in the Retirement REIT AIF under the heading "Information Concerning the Retirement REIT". Additional information concerning Retirement REIT and its business is set forth in Schedule "D" annexed hereto, "Information Concerning Retirement REIT".

Pursuant to the Retirement REIT Declaration of Trust, Retirement REIT is required to make distributions to Retirement REIT Unitholders of its taxable income. Retirement REIT is required to distribute additional amounts on December 31 of each year if Retirement REIT would otherwise have a liability to pay income tax in respect of its related taxation year. Distributable income is not required to include gains or losses on the sale of capital assets. In their discretion, the Trustees of Retirement REIT may distribute net realized capital gains and net recapture income of Retirement REIT for the year. In addition, distributions may be adjusted for amounts paid in prior periods if the actual distributable income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. Distributions are made to Retirement REIT Unitholders of record as at the close of business on the last business day of the calendar month for the relevant distribution. The Retirement REIT Declaration of Trust provides for a distribution in each month, which distribution occurs on or about the 15th day of the following month, other than the year end distribution, if any, which occurs on December 31 of the relevant year.

For the period April 11, 2001 to April 30, 2001, Retirement REIT paid a distribution of $0.055 per Retirement REIT Unit and from May 2001 to January 2002, paid monthly distributions of $0.0875 per Retirement REIT Unit (or $1.05 per Retirement REIT Unit, on an annualized basis). If the Acquisition and Redemption Transaction is completed, Retirement REIT intends, effective the first regular monthly distribution date of Retirement REIT following the Closing Date, to pay a distribution to Retirement REIT Unitholders based on annual distributions in the amount of $1.15 per Retirement REIT Unit, which is equivalent to $1.38 per CPL REIT Unit based on the Exchange Ratio.

CPL REIT

CPL REIT is an unincorporated closed-end investment trust, which was created on February 20, 1997 pursuant to the CPL REIT Declaration of Trust and governed by the laws of the Province of Ontario. CPL REIT is focussed exclusively on the ownership and, through subsidiaries, the operation of long-term care facilities. CPL REIT is the largest owner and, through its subsidiaries, largest operator of long-term care facilities in Canada with a presence in selected U.S. markets. CPL REIT owns a total of 62 facilities in Canada containing 8,207 beds and 20 facilities in the United States with 2,230 beds. In addition, CPL REIT has 12 additional facilities in various stages of construction that will contain 1,387 additional beds. Further, CPL REIT manages 11 facilities in Ontario on behalf of third parties.

The head office of CPL REIT is located at 175 Bloor Street East, South Tower, 6th Floor, Toronto, Ontario M4W 3R8. The CPL REIT Units are listed and posted for trading on the TSE under the symbol "CPL.UN".

A summary description of the CPL REIT Declaration of Trust is provided in CPL REIT's annual information form dated May 18, 2001 for the year ended December 31, 2000.

As set forth in the accompanying CPL REIT Proxy Circular and CPL REIT Trustees' Circular, the Board of Trustees of CPL REIT strongly recommends that all CPL REIT Unitholders vote in favour of the Acquisition and Redemption Transaction at the CPL REIT Special Meeting and that only CPL REIT Unitholders who wish to exchange their CPL REIT Units for Retirement REIT Units on a taxable basis accept the Offer and tender their CPL REIT Units to the Offer.

SELECTED PRO FORMA FINANCIAL INFORMATION

Selected Pro Forma Financial Information

The selected pro forma quarterly financial information set forth below is an excerpt from the pro forma financial information provided by management of Retirement REIT (annexed hereto in Schedule "C") giving effect to the Acquisition and Redemption Transaction, and to the acquisition by Retirement REIT of certain net assets of Central Park Lodges Ltd. and its Subsidiaries ("**Vendorco**") pursuant to Retirement REIT's initial public offering which closed April 11, 2001:

Pro Forma Condensed Statements of Net Income ($000s)	Pro Forma Vendorco and CPL REIT Quarter Ended March 31, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended June 30, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended September 30, 2001	Pro Forma Retirement REIT and CPL REIT Nine Months Ended September 30, 2001
Retirement Home Operating Income	$ 18,352	$ 19,618	$ 19,757	$ 57,727
Home Health Care Operating Income	649	727	648	2,024
Long Term Care Operating Income	21,097	23,153	24,361	68,611
Lodges Fee Income	310	404	431	1,145
Other Income	218	150	328	696
General and Administrative and Trust Expenses	(7,896)	(8,497)	(8,341)	(24,734)
Interest Expense	(17,781)	(16,957)	(16,641)	(51,379)
Depreciation and Amortization	(7,081)	(7,928)	(7,971)	(22,980)
Future Income Tax Benefit (Expense)	389	3,781	(444)	3,726
Current Income Tax	(107)	(65)	(101)	(273)
Net Income	$ 8,150	$ 14,386	$ 12,027	$ 34,563
Units (weighted average)	58,182	60,765	60,890	59,956
Units diluted (weighted average)	58,182	60,765	60,890	59,956
Net Income per Unit	$ 0.12	$ 0.21	$ 0.17	$ 0.50
Diluted Net Income per Unit	$ 0.12	$ 0.21	$ 0.17	$ 0.50

The following pro forma distributable income information is determined in accordance with the definition of distributable income as outlined in the Notes to the Pro Forma Consolidated Balance Sheet and Consolidated Statements of Net Income (annexed hereto in Schedule "C");

Pro Forma Distributable Income Information ($000s)	Pro Forma Vendorco and CPL REIT Quarter Ended March 31, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended June 30, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended September 30, 2001	Pro Forma Retirement REIT and CPL REIT Nine Months Ended September 30, 2001
Net Income (as above)	$ 8,150	$ 14,386	$ 12,027	$ 34,563
Add: Future Income Tax (Benefit) Expense	(389)	(3,781)	444	(3,726)
Add: Depreciation and Amortization	7,081	7,928	7,971	22,980
Distributable Income	$ 14,842	$ 18,533	$ 20,442	$ 53,817
Units (weighted average)	58,182	60,765	60,890	59,956
Units Diluted (weighted average)	65,616	68,199	68,324	67,390
Distributable Income per Unit	$ 0.26	$ 0.30	$ 0.34	$ 0.90
Diluted Distributable Income per Unit	$ 0.24	$ 0.28	$ 0.31	$ 0.83

Pro Forma Operations

If the Offer and the Acquisition and Redemption Transaction are successfully completed, based on Retirement REIT management's estimates and publicly available information as of the date of this Offering Circular, Retirement REIT would own, directly or indirectly, a portfolio of 159 homes, of which 131 will be situated in Canada and 28 will be situated in the United States. In total, all the homes will contain 10,437 long term care beds and accommodation for 7,199 retirement home residents. Retirement REIT would also have 18 homes under development containing 1,387 long term care beds and capacity for 740 retirement home residents. Retirement REIT would be the third largest Canadian REIT, based upon market capitalization of CPL REIT, Retirement REIT and the other Canadian REITs as at February 12, 2002, overall. Please see Schedule "C" annexed hereto, "Financial Information".

HOLDINGS OF SECURITIES OF CPL REIT

As of the date hereof, Retirement REIT beneficially owns, directly or indirectly, 880,073 CPL Units. Retirement REIT does not beneficially own, directly or indirectly, nor does it exercise direction over, or have the right to acquire any other securities of CPL REIT other than pursuant to the Advisory Agreement, which agreement Retirement REIT intends to terminate on the Closing Date.

Other than those Retirement REIT Trustees and senior officers referred to below, no Trustee or senior officer of Retirement REIT, and, where known after reasonable inquiry, no affiliate or associate of Retirement REIT or associate of any such Trustee or senior officer of Retirement REIT owns or exercises control or direction over outstanding securities of CPL REIT:

Name(1)	Number of CPL REIT Units	Percentage of CPL REIT Units	CPL REIT Units under Options Outstanding	Percentage of Options Outstanding	CPL REIT Convertible Debentures	Percentage of Convertible Debentures
Paul Reichmann	3,111,632(2)	12.6%	—	—	—	—
Barry Reichmann	1,432,346	5.8%	100,000	9.3%	—	—
George Kuhl	729,569(2)	3.0%	37,500	3.5%	—	—
Lily Goodman	—	—	15,000	1.4%	$50,000	(3)
Manfred J. Walt	32,536(2)	— (3)	30,000	2.8%	—	—
C. William Dillane	—	—	195,400	18.1%	$50,000	(3)
Rod Wilson	—	—	15,000	1.4%	$13,000	(3)
Michael Fraser	—	—	40,000	3.7%	—	—

Notes:

(1) Individual Trustees and senior officers have furnished information as to securities beneficially owned by them or over which they exercise control or direction and as to the holdings of their respective associates.

(2) Includes securities owned by associates.

(3) Percentage represents less than 1% of the outstanding securities of that class.

To the knowledge of Retirement REIT, after reasonable inquiry, no securities of CPL REIT are owned by any person or company who beneficially owns, directly or indirectly, more than ten percent (10%) of the outstanding Retirement REIT Units other than Barry Reichmann.

To the knowledge of the Trustees and senior officers of Retirement REIT, after reasonable enquiry, as at the date of this Offering Circular, all of the Trustees and senior officers of Retirement REIT intend to vote their CPL REIT Units in favour of the CPL REIT Approval Resolution. See "Commitments of Unitholders".

TRADING IN SECURITIES OF CPL REIT

No securities of CPL REIT have been traded during the six-month period preceding the date of the Offer by Retirement REIT or by the Retirement REIT Trustees or senior officers of Retirement REIT or, to the knowledge of the Retirement REIT Trustees and senior officers of Retirement REIT, after reasonable inquiry, by associates or affiliates of Retirement REIT or by associates of the Trustees or senior officers of Retirement

REIT, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Retirement REIT other than:

Name	Date	Nature of Trade	Number of CPL REIT Units	Price per CPL REIT Unit
Retirement REIT	September 12, 2001	Issued pursuant to Advisory Agreement	28,028	$14.290

Retirement REIT has no present intention of acquiring beneficial ownership of CPL REIT Units while the Offer is outstanding, other than pursuant to the Offer. However, Retirement REIT reserves the right to, and may, acquire CPL REIT Units by making purchases through the facilities of the TSE, subject to Applicable Securities Law, at any time and from time to time prior to the Expiry Time. Retirement REIT will not make any purchases of CPL REIT Units through the facilities of the TSE until the third business day following the date hereof. The aggregate number of CPL REIT Units acquired by Retirement REIT through the facilities of the TSE during the period from the date hereof to the Expiry Time will not exceed 5% of the outstanding CPL REIT Units as of the date of the Offer.

Although Retirement REIT has no current intention to sell CPL REIT Units taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell CPL REIT Units after the Expiry Time.

COMMITMENTS OF UNITHOLDERS

There are no commitments made by Retirement REIT, the Retirement REIT Trustees or senior officers of Retirement REIT, or, to the knowledge of such Retirement REIT Trustees and senior officers, after reasonable inquiry, any associates of any such Trustees or senior officers, or any person holding more than 10% of the Retirement REIT Units, to acquire any equity securities of CPL REIT, except for the CPL REIT Units pursuant to the Offer.

In connection with the Transaction, Retirement REIT and CPL REIT have entered into Support Agreements with persons holding approximately 35% of the outstanding Retirement REIT Units and approximately 26% of the outstanding CPL REIT Units (comprising members of the Reichmann and Kuhl families, Trustees and senior officers of Retirement REIT and CPL REIT, and certain of their respective associates), pursuant to which each has agreed to vote in favour of the CPL REIT Approval Resolution and Retirement REIT Approval Resolution, as the case may be. Certain of such unitholders who have entered into Support Agreements are included as part of CPL REIT's Minority Unitholders.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Except as otherwise disclosed in the Offer and this Offering Circular, no arrangements or agreements have been made or are proposed to be made between Retirement REIT and the CPL REIT Trustees or any senior officers of CPL REIT and no payments or other benefits are proposed to be made or given by way of compensation by Retirement REIT for loss of office or for the CPL REIT Trustees or such senior officers remaining in or retiring from office if the Offer is successful. Other than those referred to under "Commitments of Unitholders" in this Offering Circular, there are no contracts, arrangements or understandings, formal or informal, between Retirement REIT and any security holder of CPL REIT with respect to the Offer or between Retirement REIT and any person or company with respect to any securities of CPL REIT in relation to the Offer.

MATERIAL CHANGES AND OTHER INFORMATION

Retirement REIT has no information which indicates any material change in the affairs of CPL REIT since the date of the last published interim financial statements of CPL REIT dated September 30, 2001, other than the completion of the sale of 2,062,500 CPL REIT Units at a price of $13.35 per unit on November 8, 2001. Retirement REIT has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of CPL REIT Unitholders to accept or reject the Offer.

EXPENSES

The combined third party fees, costs and expenses in connection with the Offer and the Acquisition and Redemption Transaction, including financial advisors' fees, regulatory filing fees, land transfer taxes, legal and accounting fees and printing and mailing costs are estimated to be approximately $8 million. In accordance with the Acquisition Agreement, the fees and expenses will generally be the responsibility of the party incurring those expenses. Except as described under "Acquisition Agreement — Transaction Fees and Expenses", certain transaction fees and expenses of common benefit will be shared equally by CPL REIT and Retirement REIT.

REGULATORY MATTERS

Securities Ruling

Retirement REIT and CPL REIT will jointly file an application with the Ontario Securities Commission, as principal regulator, for the Securities Ruling.

Provincial and State Health Authorities

CPL REIT must obtain licenses or contractual approvals for the operation of each long-term care facility from the relevant health regulatory authority in the province or state in which the facility is located. Without these licenses a long-term care facility cannot operate within the provincial or state healthcare system. Certain of the licenses granted by such health regulatory authorities may contain conditions that require prior approval for the transfer of ownership of the CPL REIT Assets. CPL REIT, with the assistance of Retirement REIT, has begun making applications to obtain necessary approvals from such regulatory authorities. It is a condition of the Transaction that all government or regulatory consents or approvals that are necessary in connection with the Transaction, including the acquisition of the CPL REIT Units pursuant to the Transaction, shall have been obtained on terms and conditions reasonably satisfactory to Retirement REIT. See Section 4 of the Offer, "Conditions of the Offer".

Competition Act

The Competition Act permits the Competition Commissioner to apply to the Competition Tribunal to seek relief in respect of transactions which prevent or lessen, or are likely to prevent or lessen competition, substantially. Where the Competition Tribunal finds that a transaction has had or is likely to have such an effect, it may issue an order, in the case of a proposed transaction, prohibiting completion of the transaction. Proceedings under the Competition Act may be instituted by the Competition Commissioner for a period of three years after a transaction has been substantially completed seeking, among other relief, dissolution of the transaction or a divestiture order. The Competition Tribunal may also issue an interim order forbidding the completion of a proposed transaction where the Competition Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that more time is required to complete the inquiry, provided that the Competition Tribunal finds that in the absence of an interim order an action would likely be taken that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed transaction on competition because that action would be difficult to reverse.

The Competition Act also requires the parties to certain proposed transactions which exceed specified size thresholds to provide the Competition Commissioner with prior notice of and information relating to the transaction and the parties thereto, and to await the expiration of a prescribed "waiting period" prior to completing the transaction. The Competition Act also permits parties to proposed transactions to apply to the Competition Commissioner for an advance ruling certificate which may be issued by the Competition Commissioner if he is satisfied that he would not have sufficient grounds on which to apply in respect of the transaction to the Competition Tribunal for an order under the Competition Act. The Competition Act further provides that if the Competition Commissioner issues an advance ruling certificate, the Competition Commissioner may not, if the transaction to which the certificate relates is substantially completed within one year after the certificate is issued, apply to the Competition Tribunal to seek relief in respect of such transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the certificate was issued.

CPL REIT and Retirement REIT jointly filed, on December 12, 2001, a request for an advance ruling certificate in respect of the Transaction pursuant to the Competition Act. On December 18, 2001, an advance ruling certificate was issued in respect of the Transaction.

H-S-R Act

Under the H-S-R Act, certain acquisition transactions may not be consummated unless prescribed information has been furnished to the U.S. Federal Antitrust Agency and applicable waiting period requirements have been satisfied. The acquisition of CPL REIT Units pursuant to the Transaction is subject to such requirements.

Under the provisions of the H-S-R Act applicable to the purchase of CPL REIT Units pursuant to the Transaction, purchases cannot be made until the expiration of a 30 day waiting period after the date on which Retirement REIT files a Notification and Report Form with the U.S. Federal Antitrust Agency with respect to the purchases of CPL REIT Units, unless the U.S. Federal Antitrust Agency terminates the waiting period prior thereto. Each of Retirement REIT and CPL REIT will file such a form with the U.S. Federal Antitrust Agency. United States counsel has advised Retirement REIT and CPL REIT that unless any person acquires Retirement REIT Units with a fair market value of more than $50,000,000 (US) as part of the Transaction, no further filings should be required under the H-S-R Act in order to take up and pay for CPL REIT Units under the Offer and Acquisition and Redemption Transaction.

The U.S. Federal Antitrust Agency frequently scrutinizes the legality under the antitrust laws of transactions such as the acquisition of CPL REIT Units by Retirement REIT pursuant to the Transaction. At any time before or after the consummation of any of such transactions, the U.S. Federal Antitrust Agency could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the transaction or seeking divestiture of the CPL REIT Units so acquired or divestiture of substantial assets of Retirement REIT or CPL REIT.

Based upon its examination of publicly available information relating to the businesses within the United States in which both Retirement REIT and CPL REIT are engaged, Retirement REIT believes that the acquisition of CPL REIT Units pursuant to the Transaction would not violate the antitrust laws of the United States. See Section 4 of the Offer, "Conditions of the Offer" for a Condition of the Offer that could become applicable in the event of such a challenge.

INFORMATION CONCERNING SECURITIES OF CPL REIT

Price Range and Trading Volume of CPL REIT Units

The CPL REIT Units are listed and posted for trading on the TSE. The combined volume of trading and price ranges of the CPL REIT Units on the TSE are set forth in the following table for the periods indicated:

Period	High	Low	Volume (in thousands)
2002			
February 1-18	$15.20	$14.50	308
January	15.40	14.06	1,175
2001			
December	14.25	13.95	708
November	14.00	13.50	627
October	14.05	13.30	860
September	14.40	13.39	493
August	14.00	12.70	1,029
July	14.20	13.78	1,045
June	14.58	13.75	796
May	14.85	14.25	1,106
April	14.95	13.95	1,153
March	14.60	13.26	1,042
February	14.84	13.70	718
January	14.40	12.95	659

The closing prices of the CPL REIT Units and Retirement REIT Units on the TSE on February 18, 2002, the last trading day immediately prior to the announcement of the terms of the Transaction, were $15.07 per unit and $12.60 per unit, respectively, the ratio of which is 1.196. The closing price of CPL REIT Units and Retirement REIT Units on the TSE for the 20 trading days preceding February 19, 2002 were $14.92 and $12.49, respectively, the ratio of which is 1.195. The closing prices of the CPL REIT Units and Retirement REIT Units on the TSE on October 18, 2001, the date of the first public announcement of management's consideration of the Transaction, were $13.84 per unit and $12.00 per unit, respectively. The average closing price of the Retirement REIT Units on the TSE for the 20 trading days preceding October 18, 2001 was $11.91 per unit. The average closing price of the CPL REIT Units on the TSE for the 20 trading days preceding October 18, 2001 was $13.90 per unit.

Previous Purchases, Sales and Distributions

The following purchases or sales of securities of CPL REIT (excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants and conversion rights) during the 12 months preceding the date hereof and the following distributions of CPL REIT Units have been effected by CPL REIT during the five years preceding the date hereof are as follows:

Date	Number of Securities	Type of Securities	Price/ Security Unit	Gross Proceeds	Purpose
May 1997	9,372,495	CPL REIT Units	$10.00[1]	$ 93,724,950	Public Offering
October 1997	6,566,500	CPL REIT Units	$17.00[1]	$111,630,500	Public Offering
July 1998	118,145	CPL REIT Units	$22.43[2]	$ 2,650,000	Facility Acquisitions
August 1998	8,345	CPL REIT Units	$22.29[2]	$ 186,000	Facility Acquisition
January 1999	3,300,000	CPL REIT Units	$23.50	$ 77,550,000	Public Offering
June 2000	—	Convertible Debentures[3]	—	$ 34,500,000	Public Offering
October 2000	—	Convertible Debentures[3]	—	$ 50,000,000	Public Offering
March 2001	2,416,100	CPL REIT Units	$13.90	$ 33,583,790	Public Offering
April 2001	159,035	CPL REIT Units	$13.09[1]	$ 2,081,000	Facility Acquisition
November 2001	2,062,500	CPL REIT Units	$13.35	$ 27,534,375	Public Offering
Quarterly from June 30, 1997 to September 30, 2001	262,164	CPL REIT Units	[4]	$ 4,226,603[4]	Advisory Fee
Monthly from May 1998 to February 2002	34,348	CPL REIT Units	[5]	[5]	Distribution Reinvestment Plan

Notes:

(1) Represented by instalment receipts.

(2) The price per security is based on a deemed price.

(3) Public offerings of 10.5% Convertible Unsecured Subordinated Debentures issued in denominations of $1,000. See "Ownership of Securities of CPL REIT and Retirement REIT".

(4) Pursuant to the Advisory Agreement, the advisor thereunder is entitled to certain fees. Upon receipt of the quarterly payment of such fees, the advisor is required to immediately subscribe for and be issued CPL REIT Units with a fair market value equal to 50% of such quarterly payment. The issuances are made at the current market price at such time.

(5) Pursuant to the Distribution Reinvestment Plan (the "**Plan**"), all distributions payable to participants under the Plan are paid in CPL REIT Units at the current market price at the time of each distribution, subject to a "bonus" distribution of 3% of the distribution so paid.

Distribution Policy

The distribution policy of CPL REIT is set out in CPL REIT's annual information form dated May 18, 2001 under the heading "Distribution Policy". In August 2001, the Board of Trustees of CPL REIT determined that it would be prudent to change the practice of distributing all of its distributable income by, instead, retaining a portion of the distributable income to help fund capital expenditures and other non-operating recurring cash requirements of the CPL REIT. Accordingly, beginning with the August 2001 distribution, CPL REIT has been distributing $0.115 per CPL REIT Unit per month compared to the previous monthly distributions of $0.135 per CPL REIT Unit, which had been distributed monthly since November 1998.

The distribution policy of Retirement REIT is described under the heading "Information Concerning Retirement REIT" in Retirement REIT's annual information form dated October 19, 2001. If the Acquisition and Redemption Transaction is completed Retirement REIT intends, effective the first regular monthly distribution date of Retirement REIT following the closing of the Acquisition and Redemption Transaction, to pay a distribution to Retirement REIT Unitholders based on annual distributions in the amount of $1.15 per Retirement REIT Unit, which is equivalent to $1.38 per CPL REIT Unit based on the Exchange Ratio.

SOLICITATION

The Letter of Transmittal (printed on yellow paper) and the Notice of Guaranteed Delivery (printed on pink paper) accompanying the Offer and this Offering Circular appoint Barry Reichmann, President and Chief Executive Officer of Retirement REIT or, failing him, Manfred J. Walt, Executive Vice President and Chief Financial Officer of Retirement REIT, or failing both of them such other person as Retirement REIT may designate in writing as proxyholders of the depositing CPL REIT Unitholders to be used (if such CPL REIT Unitholders have deposited their CPL REIT Units prior to the CPL REIT Special Meeting) at the CPL REIT Special Meeting and any other meeting of CPL REIT Unitholders, and at all adjournments of such meetings and authorize such proxyholders to vote in favour of the CPL REIT Approval Resolution and, at the discretion of such proxyholders, upon any amendments or variations thereto and upon any other matter that may be brought before and considered at any such meetings. Such proxies are irrevocable except by the valid withdrawal of CPL REIT Units deposited under the Offer in accordance with the requirements described in Section 7 of the Offer — "Right of Withdrawal of Deposited CPL REIT Units". The solicitation of such proxies on behalf of Retirement REIT in connection with the solicitation of acceptances of the Offer will be made by Trustees, officers and employees of Retirement REIT and the costs of such solicitation will be borne by Retirement REIT. CPL REIT Unitholders who support the Acquisition and Redemption Transaction and who intend to deposit, but who have not then yet deposited, their CPL REIT Units in acceptance of the Offer should indicate their desire for the Acquisition and Redemption Transaction by providing a properly completed and executed form of proxy (which is printed on blue paper and accompanies the CPL REIT Proxy Circular provided to CPL REIT Unitholders for use at the CPL REIT Special Meeting) instructing the proxyholder to vote their CPL REIT Units in favour of the CPL REIT Approval Resolution at the CPL REIT Special Meeting. Other information concerning the CPL REIT Special Meeting is contained in the accompanying CPL REIT Proxy Circular.

Retirement REIT may, following the date hereof, engage soliciting agents pursuant to contracts or arrangements, the cost of which contracts or arrangements will be borne by Retirement REIT.

DEPOSITARY

Retirement REIT has engaged the Depositary for the delivery of CPL REIT Units, for the receipt of Letters of Transmittal, Notices of Guaranteed Delivery and related documentation deposited under the Offer or the Acquisition and Redemption Transaction, each as described in Section 3 of the Offer, "Manner of Acceptance". The Depositary will receive reasonable and customary compensation from Retirement REIT for its services in connection with the Offer and the Acquisition and Redemption Transaction, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities Laws and expenses in connection therewith.

No broker, dealer, bank or trust company shall be deemed to be the agent of Retirement REIT or the Depositary for the purposes of the Offer and the Acquisition and Redemption Transaction.

No fee or commission will be payable by any CPL REIT Unitholder who transmits his or her CPL REIT Units or form of proxy in respect of the CPL REIT Special Meeting directly to the Depositary to accept the Offer or the Acquisition and Redemption Transaction.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies Ward Phillips & Vineberg LLP, Canadian tax counsel to Retirement REIT and CPL REIT, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a CPL REIT Unitholder who (a) disposes of CPL REIT Units to Retirement REIT in exchange for Retirement REIT Units pursuant to the Offer, or (b) disposes of CPL REIT Units to CPL REIT in exchange for Retirement REIT Units pursuant to the Acquisition and Redemption Transaction. This summary assumes that, for purposes of the Tax Act, the CPL REIT Unitholder is resident in Canada, holds CPL REIT Units and Retirement REIT Units received in exchange therefor as capital property, and deals at arm's length with CPL REIT and Retirement REIT.

For the purposes of this summary, counsel has relied upon representations and warranties in the Acquisition Agreement that each of CPL REIT and Retirement REIT qualifies, and has qualified at all material times, as a "mutual fund trust" as defined in the Tax Act. Retirement REIT has advised counsel that Retirement REIT expects to continue to so qualify. This summary assumes that Retirement REIT will continue to so qualify and CPL REIT will so qualify until the time of the acquisition of CPL REIT Assets; and that joint elections between CPL REIT and Retirement REIT will be prepared on a basis that does not result in an increase as a result of the Acquisition and Redemption Transaction in income of CPL REIT and filed, following completion of the transaction, on a timely basis with the CCRA. A condition for the completion of the Offer and the

Acquisition and Redemption Transaction is the receipt by Retirement REIT from CPL REIT and by CPL REIT from Retirement REIT of a certificate on the qualification issue.

This summary is not applicable to a CPL REIT Unitholder that is a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules, to a CPL REIT Unitholder that is a "specified financial institution" as defined in the Tax Act, or to a CPL REIT Unitholder that is not resident in Canada. Any such CPL REIT Unitholder should consult its own tax advisors with respect to the tax consequences of the proposed transactions.

This summary is based upon the provisions of the Tax Act and regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposed Amendments"), counsel's understanding of the current administrative practices of the CCRA, and certificates as to certain factual matters by Retirement REIT.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. **This summary is not intended to be legal or tax advice to any particular CPL REIT Unitholder. Consequently, CPL REIT Unitholders should consult their own tax advisors with respect to their particular circumstances.**

Disposition of CPL REIT Units pursuant to the Offer

In general, a disposition of CPL REIT Units pursuant to the Offer in exchange for Retirement REIT Units will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the CPL REIT Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the CPL REIT Units to the CPL REIT Unitholder immediately prior to the disposition. The proceeds of disposition of the CPL REIT Units will generally be equal to the fair market value of the Retirement REIT Units received in exchange therefor. Such amount will also be the cost for tax purposes of such Retirement REIT Units. The adjusted cost base of such Retirement REIT Units will be determined by averaging their cost with the adjusted cost base of all other Retirement REIT Units held as capital property immediately before the time of the exchange.

One-half of any capital gain (a "taxable capital gain") resulting from the disposition will be required to be included in computing income under the Tax Act and, subject to the detailed rules in the Tax Act, one-half of any capital loss resulting from the disposition may be deducted against taxable capital gains. Capital gains realized by an individual may give rise to a liability for minimum tax.

Transfer of CPL REIT Assets to Retirement REIT pursuant to the Acquisition and Redemption Transaction

The Acquisition and Redemption Transaction will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act, thereby allowing an election to be made to establish the proceeds of disposition which CPL REIT would be deemed to receive on the transfer by it of the CPL REIT Assets to Retirement REIT. Under that election, any CPL REIT Assets whose fair market value is lower than their cost amount for purposes of the Tax Act ("accrued loss assets") would, in most circumstances, be deemed to be disposed of for their fair market value; and CPL REIT Assets whose fair market value is higher than their cost amount ("accrued gain assets") would, in most circumstances, be deemed to be disposed of for their cost amount or such higher amount (not exceeding their fair market value) as is stipulated in the election. Retirement REIT and CPL REIT have determined that such election will be prepared on the basis that income realized on the disposition of accrued gain assets will not exceed the amount of any losses or deductions available to CPL REIT including losses realized on the disposition of accrued loss assets. In addition, an election may be made for unearned rents that have previously been received by CPL REIT to be excluded from the computation of its income and included in the computation of income of Retirement REIT.

When elections are made as described above and filed on a timely basis, there will be no income tax liability to CPL REIT resulting from the transfer of the CPL REIT Assets; and because there would be no need to make any cash distributions to CPL REIT Unitholders as a result of the transfer, there would be no tax liability to them resulting from the transfer. Retirement REIT and CPL REIT have determined that such elections will be made and filed on a timely basis.

Disposition of CPL REIT Units by CPL REIT Unitholders pursuant to the Acquisition and Redemption Transaction

As noted above, the Acquisition and Redemption Transaction will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act. Accordingly, where a CPL REIT Unitholder disposes of CPL REIT Units to CPL REIT pursuant to the Acquisition and Redemption Transaction in exchange for Retirement REIT Units, the CPL REIT Unitholder's proceeds of disposition for the CPL REIT Units disposed of, and the cost to the CPL REIT Unitholder of the Retirement REIT Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the CPL REIT Unitholder of the CPL REIT Units immediately prior to their disposition. For the purpose of determining the adjusted cost base of the Retirement REIT Units acquired by a CPL REIT Unitholder on such exchange the cost of such Retirement REIT Units (including any fraction of a Retirement REIT Unit) will be determined by averaging their cost with the adjusted cost base of all other Retirement REIT Units held as capital property by such CPL REIT Unitholder immediately before the exchange.

CPL REIT will not realize a gain or loss on the transfer of the Retirement REIT Units to the CPL REIT Unitholders on the redemption of CPL REIT Units.

Holding and Disposing of Retirement REIT Units Received in Exchange for CPL REIT Units

Subsequent to the exchange of CPL REIT Units for Retirement REIT Units pursuant to the Offer or the Acquisition and Redemption Transaction, a former CPL REIT Unitholder will be subject to taxation as a Retirement REIT Unitholder. The tax treatment to the former CPL REIT Unitholder will be substantially the same as the tax treatment to which the former CPL REIT Unitholder was subject as a CPL REIT Unitholder. This tax treatment is outlined below.

Taxation of Retirement REIT

Retirement REIT is generally subject to tax under the Tax Act in respect of its taxable income and net realized capital gains in each taxation year except to the extent such taxable income and net realized capital gains are paid or payable in such year to Unitholders.

The current taxation year of Retirement REIT (and of CPL REIT) will be deemed to end following the transfer of the CPL REIT Assets to Retirement REIT, thereby giving rise to a short taxation year for Retirement REIT (as well as for CPL REIT). Unless the taxation year end of Retirement REIT is changed in accordance with the provisions of the Tax Act and with the consent of the CCRA to December 31, the 2002 and subsequent taxation years of Retirement REIT will end on December 15 and this summary assumes that this will be the case. On this basis, amounts that are paid or payable by Retirement REIT on a December 31 distribution date will be treated, in computing the income of Retirement REIT for purposes of the Tax Act, as if they were paid or payable at the end of the taxation year of Retirement REIT (the "related taxation year") last ending before that date. The Declaration of Trust provides that the total amount that is paid or payable on December 31 of any calendar year shall not be less than the amount necessary to ensure that Retirement REIT will not be liable to pay income tax under Part I of the Tax Act for its related taxation year. Any amount payable by Retirement REIT to holders on December 31 of any year will include net realized capital gains and net recapture income for the related taxation year to the extent such amounts have not already become payable or been paid in the related taxation year. The Declaration of Trust further provides that Retirement REIT shall deduct for purposes of the Tax Act such amount as is paid or payable to Unitholders as is necessary to ensure that Retirement REIT is not liable for income tax under Part I of the Tax Act in each taxation year.

Losses incurred by Retirement REIT, if any, cannot be allocated to Unitholders but may be deducted by Retirement REIT in future years in accordance with the Tax Act.

By virtue of being a registered investment, Retirement REIT may be liable to pay a special tax under Part XI of the Tax Act by reason of failing to comply with certain restrictions relating to the acquisition of "foreign property" (as defined in the Tax Act) or by entering into agreements to buy shares of a corporation at a price that may differ from the fair market value thereof. Retirement REIT is required by the Declaration of Trust to restrict its investments so as to ensure that it will not become liable for such tax.

The Tax Act provides for a special tax on the designated income (including income from Canadian real property) of certain trusts which have designated beneficiaries (including non-resident persons and certain tax-exempt persons). This special tax does not apply to a trust for a taxation year if the trust is a mutual fund trust throughout such year and, on this basis, Retirement REIT will be not be subject to such tax.

Holding the Retirement REIT Units

A Retirement REIT Unitholder is required to include in computing income for purposes of the Tax Act in each taxation year of the Unitholder the portion of the amount of net income and net taxable capital gains of Retirement REIT, determined for purposes of the Tax Act, that is paid or payable in a related taxation year of Retirement REIT that ended in such taxation year of the Unitholder or (as discussed above under "Taxation of Retirement REIT") that is paid or payable on the December 31 distribution date following such related taxation year (and, in either case, irrespective of whether or not those amounts are reinvested in Units of Retirement REIT pursuant to the Distribution Reinvestment Plan).

The Declaration of Trust for Retirement REIT provides that income and net taxable capital gains for purposes of the Tax Act will be allocated to holders in the same proportion as distributions received by Unitholders, subject to the discretion of the Trustees of Retirement REIT to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances.

The Retirement REIT Declaration of Trust generally requires Retirement REIT to claim the maximum amount of capital cost allowance available to it in computing its income for tax purposes. Based on the distribution policy, the amount distributed to holders of Units in a year may exceed the income of Retirement REIT for tax purposes for the related taxation year. Distributions in excess of Retirement REIT's taxable income in a taxation year (including Units distributed pursuant to the Distribution Reinvestment Plan of Retirement REIT that are equal in value to 3% of distributions reinvested under that plan) will not be included in computing the income of Unitholders for tax purposes. However, Unitholders are required to reduce the adjusted cost base to them of their Units by the portion of any amounts paid or payable to them by Retirement REIT (other than the non-taxable portion of certain capital gains) that was not included in computing their income and will realize a capital gain in the year to the extent that the adjusted cost base of their Units would otherwise be a negative amount.

Retirement REIT has determined that Retirement REIT will designate as capital gains, to the extent permitted by the Tax Act, such portion of the taxable income distributed to Retirement REIT Unitholders as may reasonably be considered to consist of net taxable capital gains of Retirement REIT. Any such designated amount will be deemed for tax purposes to be received by such Retirement REIT Unitholders in the year as a taxable capital gain. Retirement REIT will also designate, to the extent permitted by the Tax Act, the portion of taxable dividends received by Retirement REIT from its Canadian subsidiaries as may reasonably be considered to be an amount included in the income of Unitholders. Any such designated amount will be deemed for purposes of the Tax Act to be received as a taxable dividend by the Unitholders and not by Retirement REIT.

The cost of Units of Retirement REIT acquired by reinvestment of distributions pursuant to the Distribution Reinvestment Plan of Retirement REIT will be the amount of such reinvestment. There will be no net increase or decrease in the adjusted cost base of all of the Unitholders' Units as a result of the receipt of bonus Units under the Plan. However, the receipt of bonus Units under the Plan will result in a per Unit reduction of adjusted cost base to the Unitholder.

Under the Tax Act, Retirement REIT is permitted to deduct in computing its income for a taxation year an amount which is less than the amount of its distributions for the year. This will enable Retirement REIT to utilize, in a taxation year, losses from prior years without affecting its ability to distribute income. The Declaration of Trust provides that Retirement REIT will make designations under the Tax Act so that the amount distributed to a Unitholder but not deducted by Retirement REIT would not be included in the

Unitholder's income. However, the adjusted cost base of the Unitholder's Units would be reduced by such amount.

Retirement REIT will receive Units in itself as a result of disposing of CPL REIT Units to CPL REIT in exchange for Retirement REIT Units under the Acquisition and Redemption Transaction. On the concurrent extinguishing or cancellation of such Retirement REIT Units, Retirement REIT may be considered to realize a capital gain (or capital loss) equal to the amount by which the fair market value of such Units at that time exceeds (or is less than) the amount of the adjusted cost base to it of those Units (or of the CPL REIT Units that were disposed of by it to CPL REIT). Retirement REIT does not anticipate that the amount of any such capital gain or capital loss will be material.

Disposition of Retirement REIT Units

In general, a disposition or deemed disposition of Retirement REIT Units by a Retirement REIT Unitholder (including a disposition by Retirement REIT's Depositary on behalf of a Retirement REIT Unitholder of a fraction of a Retirement REIT Unit) will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Retirement REIT Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Retirement REIT Units to such Retirement REIT Unitholder. One-half of any capital gain will be required to be included in computing income under the Tax Act and, subject to detailed rules in the Tax Act, one-half of any capital loss may be deducted against taxable capital gains. Capital gains realized by an individual may give rise to a liability for minimum tax.

When a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, any capital loss from the disposition will be reduced by amounts designated as taxable dividends distributed by Retirement REIT to the Unitholder to the extent and under the circumstances prescribed in the Tax Act. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Eligibility for Investment

Retirement REIT Units will be, at the time of acquisition pursuant to the Offer or the Acquisition and Redemption Transaction, qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or registered education savings plans. As Retirement REIT is a "registered investment" under the Tax Act such Units also will not constitute at such time foreign property for the purposes of Part XI of the Tax Act.

RISK FACTORS

There are certain risks inherent in an investment in Retirement REIT Units and in the activities of Retirement REIT, which are set out in the Retirement REIT AIF under the heading "Risk Factors". In addition, there are certain risks associated with the activities of CPL REIT, which are set out in CPL REIT's annual information form dated May 18, 2001 under the heading "Risk Factors" that are incorporated herein by reference. Investors should carefully consider these risks.

INTERESTS OF EXPERTS

Certain legal matters in connection with the Transaction will be passed upon by Goodmans LLP, as counsel to CPL REIT and Retirement REIT, and by Davies Ward Phillips & Vineberg LLP, as Canadian tax counsel to CPL REIT and Retirement REIT, on behalf of the CPL REIT Independent Committee by McCarthy Tétrault LLP and on behalf of the Retirement REIT Independent Committee by Torys LLP. As at February 18, 2002, partners and associates of Goodmans LLP as a group, partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, partners and associates of McCarthy Tétrault LLP, as a group, and partners and associates of Torys LLP, as a group, each beneficially owned, directly or indirectly, less than 1% of the CPL REIT Units and less than 1% of either class of CPL REIT's outstanding Convertible Debentures.

PROMOTER

Lodges, the owner of the assets (the "Assets"), which were acquired by Retirement REIT in connection with its initial public offering, took the initiative in substantially reorganizing Retirement REIT and organizing the acquisition of the Assets by Retirement REIT and may, therefore, be considered the promoter of Retirement REIT for purposes of Applicable Securities Laws.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides CPL REIT Unitholders with, in addition to any other rights that they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to CPL REIT Unitholders. However, such rights must be exercised within prescribed time limits. CPL REIT Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF INDEPENDENT AUDITORS

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator (Securities Act), New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Registrar of Securities, Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territories
Nunavut Securities Registry

We refer to the Offering Circular (the "Circular") of Retirement Residences Real Estate Investment Trust ("Retirement REIT") accompanying the Offer dated February 19, 2002 made by Retirement REIT to the holders of the trust units of CPL Long Term Care Real Estate Investment Trust ("CPL REIT" or "Nursing REIT").

We consent to the use in the above-mentioned Circular of our report dated February 19, 2002 to the directors of Central Park Lodges Ltd. and its Subsidiaries ("Vendorco") on the following financial statements:

Interim consolidated balance sheet of Vendorco as at March 31, 2001; and

Interim consolidated schedules of income, income by geographic segment and fees of the Nursing REIT management business and the interim consolidated statement of cash flows of Vendorco for the six months ended March 31, 2001.

We also consent to the following:

The use in the above-mentioned Circular of our compilation report dated February 19, 2002 to the Trustees of Retirement REIT on the pro forma consolidated balance sheet of Retirement REIT as at September 30, 2001 and the pro forma consolidated statements of net income for the nine months ended September 30, 2001 and the year ended September 30, 2000;

The use, through incorporation by reference in the above-mentioned Circular, of our report dated March 30, 2001 to the directors of Vendorco on the following financial statements of Vendorco included in the prospectus of Retirement REIT dated March 30, 2001:

Consolidated balance sheets of Vendorco as at September 30, 2000 and 1999; and

Consolidated schedules of income, direct operating expenses and fees for the Nursing REIT management business of Vendorco for the years ended September 30, 2000, 1999, 1998, 1997 and 1996 and the consolidated statements of cash flows for the years ended September 30, 2000, 1999 and 1998;

The use, through incorporation by reference in the above-mentioned Circular, of our report dated February 13, 2001 to the unitholders of CPL REIT on the following financial statements:

Consolidated balance sheets of CPL Long Term Care REIT as at December 31, 2000 and 1999; and

Consolidated statements of income, unitholders' equity and cash flows of CPL REIT for the years ended December 31, 2000 and 1999; and

The use, through incorporation by reference in the above-mentioned Circular, of our report dated February 11, 2000 to the unitholders of CPL REIT on the following financial statements:

Consolidated balance sheets of CPL REIT as at December 31, 1999 and 1998; and

Consolidated statements of income, unitholders' equity and cash flows of CPL REIT for the years ended December 31, 1999 and 1998.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Toronto, Canada
February 19, 2002

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

CONSENT OF CANADIAN TAX COUNSEL

TO: The Trustees of Retirement Residence Real Estate Investment Trust

WE HEREBY CONSENT to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Offering Circular accompanying the Offer dated February 19, 2002 made by Retirement REIT to the holders of trust units of CPL REIT.

Dated: February 19, 2002

(Signed) DAVIES WARD PHILLIPS & VINEBERG LLP

CONSENT OF CIBC WORLD MARKETS INC.

TO: The Trustees of Retirement Residences Real Estate Investment Trust ("**Retirement REIT**")

WE HEREBY CONSENT to the references to our firm name and to our opinion dated February 19, 2002 in the Offer to Purchase by Retirement REIT dated February 19, 2002.

In providing our consent, we are not conceding that our consent is required to be filed with securities regulators pursuant to any statute or regulation.

Dated at Toronto, Ontario, Canada this 19th day of February, 2002

(Signed) CIBC WORLD MARKETS INC.

CONSENT OF KPMG CORPORATE FINANCE INC.

TO: The Trustees of Retirement Residences Real Estate Investment Trust ("**Retirement REIT**")

WE REFER to the formal valuations (the "**Valuations**") dated February 15, 2002, which we prepared for each of Retirement REIT and CPL REIT for the purpose of the Transaction (as defined in the Offer). We hereby consent to the filing of the Valuations with all provincial regulatory authorities and the inclusion of the Valuations and a summary thereof in the Offer to Purchase by Retirement REIT (the "**Offer**") dated February 19, 2002.

Dated at Toronto, Ontario, Canada this 19th day of February, 2002

(Signed) KPMG CORPORATE FINANCE INC.

APPROVAL AND CERTIFICATE OF RETIREMENT REIT

The contents of the Offer and this Offering Circular (including Schedule "D" attached hereto) have been approved and the sending, communication or delivery hereof to the unitholders of CPL REIT has been authorized by the Trustees of Retirement REIT. The foregoing: (i) contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made; and (ii) does not contain any misrepresentation likely to affect the value or the market price of the CPL REIT Units which are the subject of the Offer. This Offering Circular, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the Retirement REIT Units offered by this Offering Circular as required by the securities legislation of the Reporting Provinces. For the purpose of the Province of Quebec, this Offering Circular, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the Retirement REIT Units to be distributed.

DATED: February 19, 2002

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

(Signed) BARRY REICHMANN
President and Chief Executive Officer

(Signed) MANFRED J. WALT
Executive Vice-President and Chief Financial Officer

On behalf of the Trustees

(Signed) WILLIAM G. DAVIS
Trustee

(Signed) GEORGE KUHL
Trustee

(This page has been left blank intentionally.)

DOCUMENTS INCORPORATED BY REFERENCE

AUDITORS' REPORT

To the Directors of Vendorco

We have audited the consolidated balance sheets of Central Park Lodges Ltd. and its Subsidiaries ("Vendorco") as at September 30, 2000 and 1999 and the consolidated schedules of income, direct operating expenses and fees for the Nursing REIT management business for the years ended September 30, 1996, 1997, 1998, 1999 and 2000 and the consolidated statement of cash flows for the years ended September 30, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of Vendorco's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly the financial position of Vendorco as at September 30, 2000 and 1999 and its consolidated income, direct operating expenses and fees for the Nursing REIT management business for the years ended September 30, 1996, 1997, 1998, 1999 and 2000 and its consolidated cash flows for the years ended September 30, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
March 30, 2001

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

VENDORCO

CONSOLIDATED BALANCE SHEET

As At September 30, 1999 and 2000
and December 31, 1999 and 2000
(in thousands of dollars)

	Note	September 30		December 31	
		2000	1999	2000	1999
				(unaudited)	
Assets					
Current					
Cash		$ 2,201	$ 2,201	$ 2,201	$ 2,201
Accounts receivable and prepaid expenses		11,427	10,596	10,264	10,606
Investments	3	8,552	8,839	8,434	8,755
Notes receivable and other assets	4	9,157	7,557	9,280	8,085
Capital assets	5	562,155	487,949	562,668	550,254
		579,864	504,345	580,382	567,094
		$593,492	$517,142	$592,847	$579,901
Liabilities					
Current					
Accounts payable, accrued liabilities and other		$ 22,155	$ 17,832	$ 23,164	$ 20,495
Current portion of long-term debt	6	65,393	38,888	44,718	31,680
Deferred revenue		820	792	809	801
		88,368	57,512	68,691	52,976
Bonds payable	7	138,000	138,000	138,000	138,000
Long-term debt	6	271,887	230,335	295,409	281,413
		498,255	425,847	502,100	472,389
Divisional Equity					
Opening	8	89,094	52,850	93,036	89,094
Net income for the period		22,106	17,467	5,870	5,233
Less: (Distribution to)/received from non-acquired operations		(15,963)	20,978	(8,159)	13,185
Ending		95,237	91,295	90,747	107,512
		$593,492	$517,142	$592,847	$579,901

(Signed) BARRY REICHMANN

(Signed) GEORGE KUHL

VENDORCO

SCHEDULE OF INCOME

For the Years Ended September 30, 1996, 1997, 1998, 1999 and 2000(5) and the Three Months Ended December 31, 1999 and 2000 (in thousands of dollars)

	1996	1997	1998	1999	2000	3 Months Ended Dec. 31, 1999 (unaudited)	3 Months Ended Dec. 31, 2000 (unaudited)
Retirement Home Revenue	$ 47,501	$ 63,952	$108,415	$ 149,635	$ 179,505	$ 42,596	$ 47,476
Home Healthcare Revenue	13,892	15,602	16,643	17,394	19,030	4,598	4,845
Direct Operating Expenses(1)	(40,664)	(51,225)	(79,735)	(106,366)	(124,973)	(29,957)	(32,895)
Property Operating Income	20,729	28,329	45,323	60,663	73,562	17,237	19,426
Property Interest	(7,047)	(9,918)	(12,142)	(18,471)	(22,960)	(5,350)	(6,380)
Net Property Income	13,682	18,411	33,181	42,192	50,602	11,887	13,046
Nursing REIT Fees(2)	—	1,046	7,073	6,888	7,860	1,867	1,884
Nursing REIT Distributions — Income(3)	—	288	690	690	520	168	130
Other Income	179	203	254	254	370	57	143
Corporate Interest	—	(298)	(8,607)	(9,972)	(9,979)	(2,513)	(2,506)
General and Administrative Expense	(3,684)	(4,773)	(8,754)	(10,022)	(13,897)	(3,304)	(3,662)
Income Before Depreciation And Amortization	$ 10,177	$ 14,877	$ 23,837	$ 30,030	$ 35,476	$ 8,162	$ 9,035
Property Operating Margin(4)	34%	36%	36%	36%	37%	37%	37%

Notes:

(1) Refer to the Schedule titled "Schedule of Direct Operating Expenses by Geographic Segment".

(2) Refer to the Schedule titled "Fees for the Nursing REIT Management Business".

(3) Nursing REIT distributions calculated on the basis of the distributions in the relevant year on 852,045 units of the Nursing REIT. The income portion of the distribution is noted in the schedule, and the amount of the Nursing REIT Distributions in Excess of Income is as follows: Year Ended September 30, 1996 — $ nil; 1997 — $288; 1998 — $690; 1999 — $690; 2000 — $860; Three Months Ended December 31, 1999 — $177; Three Months Ended December 31, 2000 — $215.

(4) Property Operating Margin is calculated as Property Operating Income divided by the sum of Retirement Home Revenue and Home Healthcare Revenue.

(5) September 30 is the year end of Vendorco.

VENDORCO

SCHEDULE OF INCOME BY GEOGRAPHIC SEGMENT

For the Years Ended September 30, 1996, 1997, 1998, 1999 and 2000[3] and the Three Months Ended December 31, 1999 and 2000 (in thousands of dollars)

	1996	1997	1998	1999	2000	3 Months Ended Dec. 31, 1999	3 Months Ended Dec. 31, 2000
						(unaudited)	(unaudited)
Quebec							
Retirement Home Revenue	$ —	$ —	$ 2,739	$ 13,664	$ 16,676	$ 3,962	$ 4,368
Home Healthcare Revenue	1,228	1,185	1,273	1,186	1,110	276	182
Direct Operating Expenses[1]	(1,155)	(1,096)	(2,796)	(9,244)	(11,051)	(2,650)	(2,848)
Property Operating Income	73	89	1,216	5,606	6,735	1,588	1,702
Property Interest	—	—	(518)	(2,527)	(3,159)	(701)	(879)
Net Property Income	73	89	698	3,079	3,576	887	823
Property Operation Margin[2]	6%	8%	30%	38%	38%	37%	37%
Ontario							
Retirement Home Revenue	43,609	60,035	98,662	122,048	141,466	33,656	36,662
Home Healthcare Revenue	10,092	11,976	12,041	12,324	13,763	3,389	3,586
Direct Operating Expenses[1]	(35,387)	(46,136)	(70,787)	(86,895)	(99,123)	(23,856)	(25,665)
Property Operating Income	18,314	25,875	39,916	47,477	56,106	13,189	14,583
Property Interest	(6,069)	(8,943)	(11,151)	(14,348)	(16,984)	(4,008)	(4,326)
Net Property Income	12,245	16,932	28,765	33,129	39,122	9,181	10,257
Property Operating Margin[2]	34%	36%	36%	35%	36%	36%	36%
Alberta							
Retirement Home Revenue	3,892	3,917	7,014	7,754	8,981	1,909	3,047
Home Healthcare Revenue	2,572	2,441	3,329	3,884	4,157	933	1,077
Direct Operating Expenses[1]	(4,122)	(3,993)	(6,152)	(6,918)	(7,837)	(1,747)	(2,412)
Property Operating Income	2,342	2,365	4,191	4,720	5,301	1,095	1,712
Property Interest	(978)	(975)	(473)	(570)	(757)	(141)	(593)
Net Property Income	1,364	1,390	3,718	4,150	4,544	954	1,119
Property Operating Margin[2]	36%	37%	41%	41%	40%	39%	42%
Oregon							
Retirement Home Revenue	—	—	—	6,169	12,382	3,069	3,399
Home Healthcare Revenue	—	—	—	—	—	—	—
Direct Operating Expenses[1]	—	—	—	(3,309)	(6,962)	(1,704)	(1,970)
Property Operating Income	—	—	—	2,860	5,420	1,365	1,429
Property Interest	—	—	—	(1,026)	(2,060)	(500)	(582)
Net Property Income	—	—	—	1,834	3,360	865	847
Property Operating Margin[2]	—	—	—	46%	44%	44%	42%
Totals							
Retirement Home Revenue	$ 47,501	$ 63,952	$108,415	$149,635	$179,505	$ 42,596	$ 47,476
Home Healthcare Revenue	13,892	15,602	16,643	17,394	19,030	4,598	4,845
Direct Operating Expenses[1]	(40,664)	(51,225)	(79,735)	(106.366)	(124,973)	(29,957)	(32,895)
Property Operating Income	20,729	28,329	45,323	60,663	73,562	17,237	19,426
Property Interest	(7,047)	(9,918)	(12,142)	(18,471)	(22,960)	(5,350)	(6,380)
Net Property Income	$ 13,682	$ 18,411	$ 33,181	$ 42,192	$ 50,602	$ 11,887	$ 13,046
Property Operating Margin	34%	36%	36%	36%	37%	37%	37%

Notes:

(1) Refer to the Schedule titled "Schedule of Direct Operating Expenses by Geographic Segment".

(2) Property Operating Margin is calculated as Property Operating Income divided by the sum of Retirement Home Revenue and Home Healthcare Revenue.

(3) September 30 is the year end of Vendorco.

VENDORCO

SCHEDULE OF DIRECT OPERATING EXPENSES BY GEOGRAPHIC SEGMENT

For the Years Ended September 30, 1996, 1997, 1998, 1999 and 2000
and the Three Months Ended December 31, 1999 and 2000
(in thousands of dollars)

	1996	1997	1998	1999	2000	3 Months Ended Dec. 31, 1999 (unaudited)	3 Months Ended Dec. 31, 2000 (unaudited)
Operating Expenses							
Quebec							
Salary, Wages, Purchased Services and Benefits	$ 1,155	$ 1,096	$ 2,171	$ 5,874	$ 6,809	$ 1,636	$ 1,678
Direct Resident Services	—	—	275	1,419	1,730	420	483
Maintenance, Marketing and Direct Administrative	—	—	114	594	713	166	181
Utilities and Property Taxes	—	—	236	1,357	1,799	428	506
Direct Operating Expenses	1,155	1,096	2,796	9,244	11,051	2,650	2,848
Ontario							
Salary, Wages, Purchased Services and Benefits	27,723	33,416	50,430	61,486	70,722	16,805	18,462
Direct Resident Services	3,046	4,340	7,183	8,803	10,208	2,515	2,524
Maintenance, Marketing and Direct Administrative	2,009	3,544	5,548	6,991	7,764	1,808	1,870
Utilities and Property Taxes	2,609	4,836	7,626	9,615	10,429	2,728	2,809
Direct Operating Expenses	35,387	46,136	70,787	86,895	99,123	23,856	25,665
Alberta							
Salary, Wages, Purchased Services and Benefits	3,347	3,241	4,828	5,562	6,241	1,395	1,869
Direct Resident Services	298	297	491	558	629	138	223
Maintenance, Marketing and Direct Administrative	230	236	436	394	485	91	114
Utilities and Property Taxes	247	219	397	404	482	123	206
Direct Operating Expenses	4,122	3,993	6,152	6,918	7,837	1,747	2,412
Oregon							
Salary, Wages, Purchased Services and Benefits	—	—	—	2,105	4,389	1,089	1,211
Direct Resident Services	—	—	—	429	851	207	264
Maintenance, Marketing and Direct Administrative	—	—	—	404	952	214	275
Utilities and Property Taxes	—	—	—	371	770	194	220
Direct Operating Expenses	—	—	—	3,309	6,962	1,704	1,970
Total Operating Expenses							
Salary, Wages, Purchased Services and Benefits	32,225	37,753	57,429	75,027	88,161	20,925	23,220
Direct Resident Services	3,344	4,637	7,949	11,209	13,418	3,280	3,494
Maintenance, Marketing and Direct Administrative	2,239	3,780	6,098	8,383	9,914	2,279	2,440
Utilities and Property Taxes	2,856	5,055	8,259	11,747	13,480	3,473	3,741
Direct Operating Expenses	$40,664	$51,225	$79,735	$106,366	$124,973	$29,957	$32,895

VENDORCO

FEES FOR THE NURSING REIT MANAGEMENT BUSINESS

For the Years Ended September 30, 1997, 1998, 1999 and 2000 and the Three Months Ended December 31, 1999 and 2000 (in thousands of dollars)

	1997[1]	1998	1999	2000	3 Months Ended Dec. 31, 1999 (unaudited)	3 Months Ended Dec. 31, 2000 (unaudited)
Management Fees	$ 805	$4,191	$3,108	$4,361	$1,046	$1,106
Advisory Fees	241	1,489	1,914	2,633	602	778
Acquisition Fees	—	800	1,096	443	80	—
Incentive Fees	—	579	545	315	139	—
Finance Coordination Fees	—	14	225	108	—	—
Total Nursing REIT Fees earned	$1,046	$7,073	$6,888	$7,860	$1,867	$1,884

Note:

(1) For the period from the inception of the Nursing REIT on May 6 to September 30, 1997.

VENDORCO

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended September 30, 1998, 1999 and 2000
and the Three Months Ended December 31, 1999 and 2000
(in thousands of dollars)

	September 30			December 31	
	2000	1999	1998	2000	1999
				(unaudited)	
Cash provided by (used in):					
Operating activities					
Net income for the period	$ 22,106	$ 17,467	$ 16,609	$ 5,870	$ 5,233
Add/(Deduct): Items not affecting cash					
Depreciation and amortization	13,370	12,563	7,228	3,165	2,929
Distribution from Nursing REIT in excess of income	860	690	690	215	177
Net change in non-cash working capital components	459	(3,769)	3,120	(255)	284
	36,795	26,951	27,647	8,995	8,623
Financing activities					
Repayments of long-term debt	(5,476)	(4,626)	(3,299)	(1,463)	(1,340)
Proceeds from long-term debt	23,880	10,405	14,484	4,390	1,952
Bonds issued	—	—	38,000	—	—
(Distribution to)/Received from non-acquired operations	(15,963)	20,978	7,140	(8,159)	13,185
	2,441	26,757	56,325	(5,232)	13,797
Investing activities					
Capital improvements	(6,075)	(5,331)	(4,664)	(865)	(1,021)
Properties under development	(9,137)	(15,072)	(1,565)	(2,615)	(2,874)
Acquisition of development assets — net					
Through purchase of assets	(997)	—	—	—	(691)
Acquisition of retirement homes — net					
Through purchase of assets	(6,624)	(8,775)	(65,121)	—	(6,874)
Through purchase of shares	(13,380)	(21,617)	(11,361)	—	(10,335)
Increase of notes receivable and other assets	(3,634)	(1,627)	(1,977)	(666)	(1,003)
Decrease (increase) in investments	287	(1,035)	716	118	84
	(39,560)	(53,457)	(83,972)	(4,028)	(22,714)
Gain (loss) on the cumulative translation of foreign exchange cash balances	324	(251)	—	265	294
Net decrease in cash and cash equivalents during the year	—	—	—	—	—
Cash and cash equivalents at beginning of year	2,201	2,201	2,201	2,201	2,201
Cash and cash equivalents at end of year	$ 2,201	$ 2,201	$ 2,201	$ 2,201	$ 2,201

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended September 30, 1999 and 2000
(all dollar amounts are in thousands)

1. NATURE OF OPERATIONS

References herein to the "Retirement REIT" means Retirement Residences Real Estate Investment Trust and its subsidiaries. References herein to "Vendorco" means Central Park Lodges Ltd. and its wholly-owned subsidiaries.

These consolidated financial statements depict the historical growth and financial performance of the assets to be acquired by the Retirement REIT immediately following the closing of the initial public offering.

Following the closing, the Retirement REIT will, directly or indirectly, own, operate, and/or manage 77 retirement homes, eight of which are in the United States and four of which include licensed nursing beds. It will also provide home healthcare and personnel and support services through a personal care agency with five branches in Canada, and own an indirect 40% interest in an institutional pharmacy. The Retirement REIT will own (approximately) a 4% interest in CPL Long Term Care Real Estate Investment Trust (the "Nursing REIT") and will manage 89 nursing homes owned by the Nursing REIT.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Vendorco from which this information has been extracted, have been prepared in Canadian dollars in accordance with the accounting principles generally accepted in Canada. The principal accounting policies of Vendorco, which have been consistently applied, are summarized as follows:

(a) *Use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from these estimates.

(b) *Consolidation*

Investments in joint ventures are recorded using proportionate consolidation.

(c) *Capital assets*

Capital assets are recorded at the lower of cost less accumulated depreciation and amortization and net recoverable amount.

Depreciation of buildings is provided for by the sinking fund method. Under this method, an increasing amount is charged to income consisting of a fixed annual sum, together with interest compounded at 5% per annum, so as to fully amortize the cost of buildings over their estimated useful lives of up to 40 years.

Furniture, equipment, computers and leasehold improvements are amortized on a straight-line basis over periods of up to ten years, based on the estimated useful lives of the assets.

Properties under development are recorded at the lower of initial cost plus development costs and net recoverable amount. Development costs for each property include construction costs, interest, direct expenditures and general and administrative costs relating to developments, net of rental income. These costs are capitalized until the property becomes operational, which is deemed to be the earlier of when break-even cash flow is achieved or a reasonable time period, not to exceed 30 months from commencement of operations.

(d) *Licenses and goodwill*

Licenses and goodwill represent the excess purchase price paid over the fair value assigned to the other identifiable net assets acquired and are amortized on a straight-line basis over the estimated useful lives of the identifiable assets to which they are associated.

(e) *Intangible assets*

Intangible assets, consisting principally of non-competition agreements, are carried at cost and are amortized on a straight-line basis over their estimated useful lives of up to fifteen years.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) *Investments*

The investments in the Nursing REIT and Classic Care Pharmacy Inc. are recorded using the equity method. The investments are recorded at cost plus the *pro rata* share of the investee's net income (loss), less distributions received.

(g) *Other assets*

Premiums paid to obtain Canada Mortgage and Housing Corporation ("CMHC") mortgage insurance on long-term debt are deferred and amortized on a straight-line basis over the term of the insurance period of up to 25 years. Other costs of obtaining long-term debt are deferred and amortized on a straight-line basis over the term of the debt.

(h) *Revenue recognition*

Revenue is recognized when services are provided to residents.

(i) *Deferred revenue*

Deferred revenue represents resident rental payments received in advance.

(j) *Foreign currency translation*

Assets and liabilities of self-sustaining operations are translated to Canadian dollars at the rates in effect at the balance sheet date. Income and expenses are translated at average rates of exchange for the year. The resulting gains or losses are accumulated as a separate component of shareholders' equity.

(k) *Direct operating expenses*

Direct operating expenses include the direct operating costs of the facilities. The operating expenses do not include depreciation and amortization, debt service costs, or financial fees.

(l) *Nursing REIT fee*

Nursing REIT fees consist of management, advisory, acquisition, incentive and financing fees which are recognized when earned. Fees are presented net of directly attributable general and administrative expenses and do not include any allocation of indirect administrative costs.

(m) *Property interest*

Property interest expense represents interest on first mortgage debt.

(n) *Corporate interest*

Corporate interest relates to $138,000 of mortgage bonds secured by 32 of the properties.

(o) *Nursing REIT distribution*

Nursing REIT Distribution represents monthly distributions from the Nursing REIT on 852,045 units, and the distribution components are recorded partially on account of income and partially as a return on capital.

(p) *Other income*

Other income consists of interest income, third party management fees, and equity income from the Retirement REIT's 40% share in an institutional pharmacy business.

(all dollar amounts are in thousands)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q) *General and administrative expenses*

General and administrative expenses include indirect operating costs as related to the operation of the retirement home and home healthcare business. Also included are indirect costs relating to the Nursing REIT fees, distributions and other income.

(r) *Income taxes*

These statements do not reflect a stand-alone taxable legal entity therefore the effect of income taxes has not been calculated, and would not be applicable for the purpose of these statements.

3. INVESTMENTS

	September 30		December 31	
	2000	1999	2000	1999
			(unaudited)	
Nursing REIT	$8,148	$8,839	$7,966	$8,755
Classic Care Pharmacy Inc.	404	—	468	—
	$8,552	$8,839	$8,434	$8,755

The investment in the Nursing REIT had an approximate market value at September 30, 2000 of $11,929 (1999 — $15,678) and December 31, 2000 of $11,204 (1999 — $14,544).

During the year ended September 30, 2000 the Company acquired a 40% equity interest in Classic Care Pharmacy Inc., an institutional pharmacy business. The Company accounts for this investment on an equity basis.

4. NOTES RECEIVABLE AND OTHER ASSETS

	September 30		December 31	
	2000	1999	2000	1999
			(unaudited)	
Notes receivable	$1,929	$1,477	$1,905	$1,457
Other assets	7,228	6,080	7,375	6,628
	$9,157	$7,557	$9,280	$8,085

Other assets are primarily made up of bond issue costs, CMHC insurance premiums and other charges net of amortization at September 30, 2000 of $5,021 (1999 — $3,869) and December 31, 2000 of $5,608 (1999 — $4,382).

(all dollar amounts are in thousands)

5. CAPITAL ASSETS

	September 30		December 31	
	2000	1999	2000	1999
			(unaudited)	
Capital assets are comprised of the following:				
Operating assets				
Land	$ 44,993	$ 37,121	$ 44,993	$ 42,771
Buildings	494,800	418,037	495,315	464,529
Furniture and equipment	36,043	30,015	36,263	32,591
Licences, goodwill and other intangible assets	5,857	5,248	5,857	5,812
Leasehold improvements	838	381	842	445
	582,531	490,802	583,270	546,148
Less: Accumulated depreciation and amortization	(31,051)	(19,764)	(33,892)	(22,209)
	551,480	471,038	549,378	523,939
Properties under development				
Properties under development	10,675	16,911	13,290	26,315
	$562,155	$487,949	$562,668	$550,254

(a) *Operating assets*

Operating assets include land, buildings, furniture and equipment, computers, licenses and goodwill, other intangible assets, and leasehold improvements.

During fiscal 2000, Vendorco acquired seven retirement facilities and the remaining 49% joint venture interest in one retirement facility. Seven of the acquisitions were in Ontario consisting of 435 units, and one was in the Province of Québec consisting of 105 units and a partially completed development project.

During the year ended September 30, 1999, Vendorco acquired ten retirement facilities and a 51% joint venture interest in one additional retirement facility. Four of the acquisitions were in Ontario consisting of 410 units and eight in the State of Oregon consisting of 315 units. Acquisitions for both years were recorded using the purchase method resulting in the acquired companies and assets being recorded at Vendorco's cost.

The details of the acquisitions were as follows:

	2000	1999
Current assets	$ 418	$ 2,573
Capital assets	70,103	79,659
Total assets	70,521	82,232
Current liabilities	434	1,310
Long-term debt	49,102	60,493
Total liabilities	49,536	61,803
Net assets acquired	$20,985	$20,429

During the three months ended December 31, 1999 Vendorco acquired six retirement facilities and the remaining 49% joint venture interest in one retirement facility. Five of the acquisitions (as well as the 49% joint-venture interest) were in Ontario consisting of 275 units, and one was in Quebec consisting of 105 units and a partially completed development project.

There were no acquisitions in the three months ended December 31, 2000.

(all dollar amounts are in thousands)

5. CAPITAL ASSETS (Continued)

The details of the acquisitions were as follows:

	December 31 2000	December 31 1999
Current assets	$ —	$ 409
Capital assets	—	61,566
Total assets	—	61,975
Current liabilities	—	425
Long-term debt	—	43,665
Total liabilities	—	44,090
Net assets acquired	$ —	$17,885

The 51% joint venture interest acquired in the year ended September 30, 1999 has been accounted for, using the proportionate consolidation method, of which the following accounts are included in the consolidated financial statements.

Total assets	$7,231
Total liabilities	5,146
Revenue	1,631
Expenses	1,235
Cash flow from operating activities	$ 396

(b) *Properties under development*

The Retirement REIT and its subsidiaries will own two properties in Canada that were in development as at September 30, 1999. Over the course of fiscal 2000, these properties became operational and were transferred from the category "properties under development" to "operating assets".

The balance at September 30, 2000 and December 31, 2000 is mainly related to The Waldorf II, which will be transferred to the Retirement REIT on closing of the initial public offering.

6. LONG-TERM DEBT

	September 30		December 31 (unaudited)	
	2000	1999	2000	1999
First mortgages payable with monthly payments at September 30, 2000 totalling $2,528 (1999 — $2,172) and at December 31, 2000 of $2,539 (1999 — $2,195). Interest rates vary from 6.0% to 10.65% per annum.				
First mortgages — Canada	$308,971	$244,046	$311,977	$288,404
— United States	28,309	25,177	28,150	24,689
	337,280	269,223	340,127	313,093
Less: Current portion	65,393	38,888	44,718	31,680
	$271,887	$230,335	$295,409	$281,413

The Company generally finances the acquisition of its capital assets with first mortgages. It is management's intention to renew or replace the mortgages as they mature.

(all dollar amounts are in thousands)

6. LONG-TERM DEBT (Continued)

At September 30, 2000, the Company benefits from having 51% of its Canadian mortgages on its operating properties insured by Canada Mortgage and Housing Corporation which results in lower mortgage rates and facilitates renewals upon maturity.

7. BONDS PAYABLE

At September 30, 2000 Vendorco had outstanding the following secured mortgage bonds:

Series	Face Rate	S&P Rating	Amount	Due
Series A	6.92%	BBB–	$ 12,000	September 27, 2002
Series B	7.31%	BBB–	88,000	September 27, 2004
Series C	7.17%	BBB–	15,000	September 27, 2004
Series D	7.10%	BBB–	23,000	September 25, 2004
			$138,000	

On June 6, 2000 Canadian Bond Rating Service ("CBRS") upgraded Vendorco's rating on the $138 million of secured mortgage bonds to BBB– from BB+ (1999). The bonds pay interest only semi-annually and are secured by a combination of first and second mortgages on 32 of Vendorco's properties.

8. DIVISIONAL EQUITY AND DISTRIBUTION

The consolidated statement of cash flows has been prepared using historical data and management's best estimates. Since cash will not be included with the assets being acquired by the Retirement REIT from Vendorco except for $2,201, all cash is assumed to be distributed to or received from non-acquired operations.

9. RISK MANAGEMENT AND FAIR VALUES

(a) *Risk management*

Interest rate risk

Vendorco is subject to the risks associated with debt financing, including the risk that existing mortgage indebtedness secured by the properties may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of existing indebtedness. Vendorco does not use any hedging instruments to mitigate this risk.

Foreign exchange risk

Vendorco owns and operates eight facilities in the United States to be acquired by the Retirement REIT and therefore is subject to gains and losses due to fluctuations in foreign currencies. These operations are funded through U.S. dollar debt that serves to mitigate this risk.

(b) *Fair values*

The fair value of the majority of Vendorco's current financial assets and liabilities, representing net working capital, approximates their recorded values at September 30, 2000 due to their short-term nature. In these circumstances, fair market value is determined to be the market or exchange value of the current assets and current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

Overview

The historical financial information of Vendorco presented in the audited Schedule of Income has been prepared in accordance with generally accepted accounting principles. See "Financial Statements — Vendorco Schedule of Income."

The information reflects the reported results of operations of the assets of the Vendors to be acquired by the Retirement REIT, for the years ended September 30, 1996, 1997, 1998, 1999, and 2000, and for the three months ended December 31, 1999 and 2000.

The analysis which follows discusses both combined information and segmented information and provides additional explanations as are required. The segments presented on F-10 and F-11 are based upon provincial and state boundaries, except that a branch of the Home Healthcare Business which is located in Manitoba is combined with the results of operations for the Alberta segment, as it is the only asset located in Manitoba and it is individually immaterial. Property interest represents interest on the mortgage directly secured by the property. The results of 17 facilities were included in the segmented information in 1996, which grew to the inclusion of operating results from 73 facilities (excluding one facility in lease-up and three management contracts) in the fiscal 2000 segmented information.

Following the segmented results are the corporate components which are not directly attributable to a segment. The Nursing REIT Fees represent income earned from the Nursing REIT and consists of management, advisory, acquisition, incentive and financing fees net of directly attributable general and administrative expenses and do not include any allocation of indirect administrative costs (see "The Acquisitions — Acquisitions by the Operator — The Nursing REIT Management Business — Historical Schedule of Fees from the Nursing REIT Management Business"). The corporate interest represents interest paid on $138 million of Bonds that are secured by first and second mortgages on 32 of the properties — $100 million of Bonds were issued at the end of fiscal 1997, and the remaining $38 million of Bonds were issued in 1998. The General and Administrative Expense ("G&A") represents overhead and administrative costs incurred by Vendorco, including G&A incurred under its acquisition and other corporate initiatives.

Retirement Home Business

A summary of the segmented property operating results is as follows:

	1996		1997		1998		1999		2000		Three Months Ended December 31, 1999		Three Months Ended December 31, 2000	
Segment	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %
Québec	<1%	6%	<1%	8%	3%	30%	9%	38%	9%	38%	9%	37%	9%	37%
Ontario	88%	34%	91%	36%	88%	36%	78%	35%	77%	36%	77%	36%	75%	36%
Alberta	11%	36%	8%	37%	9%	41%	8%	41%	7%	40%	6%	39%	9%	42%
Oregon	n/a	n/a	n/a	n/a	n/a	n/a	5%	46%	7%	44%	8%	44%	7%	42%

2000 Compared to 1999

Combined Income before Depreciation and Amortization

Combined Property Operating Income margins improved from 36% in 1999 to 37% in 2000. Property Operating income increased $12.9 million over 1999. Property Operating Income after property interest increased by $8.4 million over 1999, and the total income before depreciation and amortization increased by $5.4 million or 18% over 1999. There were ten acquisitions in fiscal 2000, including three facilities which were developed internally and became operational in the year. Additionally, the remaining 49% minority interest in a Retirement Home was purchased.

Segment Analysis

Quebec Segment

Property Operating Income

Property Operating Income in 2000 increased by $1.1 million or 20% over 1999. There was one new retirement home acquired in 2000 which contributed $1.1 million to the operating results.

Retirement Home Revenue

Retirement Home Revenue in 2000 increased by $3.0 million or 22% over 1999. The retirement home acquired in 2000 contributed $2.7 million of the increase, while the balance of the revenue increase is derived from increases in accommodation rates.

Direct Operating Expenses

Direct operating expenses in 2000 increased by $1.8 million or 20% over 1999, with the acquired retirement home contributing $1.7 million of the increase. Property Operating margins remained consistent at 38% in both 2000 and 1999.

Property Interest

Property Interest in 2000 increased by $0.6 million or 25% over 1999, of which $0.5 million is derived from the facility acquired in fiscal 2000.

Ontario Segment

Property Operating Income

Property Operating Income in 2000 increased by $8.6 million or 18% over 1999. Seven new retirement homes contributed to the operating results, six of which were acquired during the year and one of which was developed internally and became stabilized in fiscal 2000. Additionally, the remaining 49% minority interest in a retirement home was purchased. $4.4 million of the increase in 2000 Property Operating Income over 1999 is a result of the additional contribution to Property Operating Income provided by these acquired retirement homes. A further $2 million of the increase in 2000 over 1999 is a result of the 1999 acquisitions being included in the 2000 results for the entire year. The balance of the increase is attributable to existing operations and improvements in revenues and expenses therein.

Retirement Home Revenue

Retirement Home Revenue in 2000 increased by $19.4 million or 16% over 1999. $11.9 million of the increased 2000 revenue over 1999 is a result of the above-noted acquisitions in 2000. Approximately $4.0 million of the 2000 revenue increase over 1999 relates to the 1999 acquisitions contributing to revenue for the full year in fiscal 2000. The remaining 2000 revenue increase of $3.4 million over 1999 is related to retirement homes existing in the portfolio in both fiscal 1999 and 2000, and is a result of a combination of accommodation rate increases and improved occupancy.

Direct Operating Expenses

Direct operating expenses in 2000 increased by $12.2 million or 14% over 1999. The increase in operating expenses is consistent with the increase in revenue. Property Operating margins improved slightly to 36% in 2000 from 35% in 1999.

Property Interest

Property Interest in 2000 increased by $2.6 million or 18% over 1999. $2.1 million of the increase relates to the newly acquired retirement homes in fiscal 2000.

Alberta Segment

Property Operating Income and Retirement Home Revenue

Property Operating Income in 2000 increased by $0.6 million or 12% over 1999 and Retirement Home Revenue in 2000 increased by $1.2 million or 16% over 1999. One retirement home which was developed internally became operational in June 2000 contributing $0.5 million to the Property Operating Income increase over 1999 and $1.1 million of the revenue increase over 1999 in fiscal 2000.

Direct Operating Expenses

Direct operating expenses in 2000 increased by $0.9 million or 13% over 1999. The developed Retirement Home contributed $0.6 million of the increased expenses in 2000. Property Operating margins remained consistent at 40% in 2000 and 41% in 1999.

Property Interest

Property Interest in 2000 increased by $0.2 million or 33% over 1999, which relates almost entirely to the new Retirement Home in 2000.

Oregon Segment

Property Operating Income in 2000 increased by $2.6 million or 90% over 1999. The properties located in Oregon were all acquired April 1, 1999, and therefore are included for six months only in 1999 whereas fiscal 2000 results include a full year of operations. For the same reason, Retirement Home Revenue and Direct Operating Expenses in 2000 increased by $6.2 million and $3.7 million respectively over 1999. Additionally, a small project of twenty-two cottages was developed and became operational in 2000. Property Operating margins declined nominally from 46% for 1999 to 44% for fiscal 2000, mainly as a result of a permanent reallocation of certain costs from the regional office to the properties.

1999 Compared to 1998

Combined Income before Depreciation and Amortization

Combined Property Operating Income margins remained consistent at 36% in both 1998 and 1999. Property Operating Income increased $15.3 million in 1999 over 1998. Property Operating Income after property interest for 1999 increased by $9.0 million over 1998, and the 1999 total income before depreciation and amortization increased by $6.2 million or 26% over 1998. There were 11 acquisitions in fiscal 1999 — four in Ontario and seven in Oregon.

Segment Analysis

Quebec Segment

Retirement Home Revenue, Direct Operating Expenses and Property Operating Income

Property Operating Income in 1999 increased by $4.4 million over 1998 and Retirement Home Revenue in 1999 increased by $10.9 million over 1998. This is a result of the contribution of a full year's operating results and revenue in 1999 for the five facilities acquired from April through September of 1998. Direct operating expenses in 1999 increased by $6.5 million over 1998. Property Operating margins increased significantly to 38% in 1999 from 30% in 1998. Until part of the way through 1998 the only operating results in the Québec segment were from the Home Healthcare Business which earns lower margins than those earned on retirement homes.

Property Interest

Property Interest in 1999 increased by $2.0 million over 1998 as a result of the full year of ownership of the five facilities acquired in 1998.

Ontario Segment

Property Operating Income

Property Operating Income in 1999 increased by $7.6 million or 19% over 1998. Four retirement homes were acquired in fiscal 1999, which contributed $1.9 million to Property Operating Income. Fourteen retirement homes were acquired throughout fiscal 1998 and a full year's results of their operations are included in fiscal 1999.

Retirement Home Revenue

Retirement Home Revenue in 1999 increased by $23.4 million or 24% over 1998. The four retirement homes acquired in fiscal 1999 contributed $4.8 million of the 1999 increase over 1998, with the remainder of the increase being attributable to the 14 retirement homes acquired in the previous year contributing to revenue for the entire year in 1999, and accommodation increases at existing retirement homes. Effective June 1998 the rent control legislation changed in Ontario to delay annual rent increases from January 1 of each year to each resident's anniversary date. This affected the timing of revenue growth.

Direct Operating Expenses

Direct operating expenses in 1999 increased by $16.1 million or 23% over 1998. $2.9 million of the 1999 increase over 1998 relates to the 1999 acquisitions. Operating expenses were affected by the Ontario wide reassessment of property values, which increased property taxes significantly in some municipalities. Property Operating margins remained consistent at 35% for 1999 compared to 36% for 1998.

Property Interest

Property Interest in 1999 increased by $3.20 million or 29% over 1998. $0.99 million of the increase is a contribution by the four acquisitions in the fiscal year. Additionally, 14 homes acquired in fiscal 1998 contributed one full year of property interest in fiscal 1999.

Alberta Segment

Property Operating Income in 1999 increased by $0.5 million or 13% over 1998, and Retirement Home Revenue in 1999 increased by $0.7 million or 11% over 1998. The majority of the increase is related to a facility which was developed and became operational part-way through 1998 and accordingly has a full year's income and revenue included in the 1999 results. Operating expenses in 1999 increased by $0.8 million or 12% over 1998. Property Operating margins remained consistent in each of 1999 and 1998 at 41%.

Oregon Segment

The Oregon homes were acquired in April 1999 and accordingly there are no comparatives to 1998 results.

1998 Compared to 1997

Combined Income before Depreciation and Amortization

Property Operating margins remained consistent at 36% in both 1998 and 1997, while Property Operating Income increased $17.0 million in 1998 over 1997. After property interest, operating income increased $14.8 million in 1998 or 80% over 1997. There were 20 new facilities contributing to the operating results in 1998, one of which was a developed retirement home in Alberta which became operational during the year.

Segment Analysis

Québec Segment

The first retirement homes in Québec were acquired from April through September 1998, with the acquisition of five retirement homes. Accordingly, Property Operating Income in 1998 increased by $1.1 million

over 1997, retirement home revenue of $2.7 million was earned for the first time in 1998, and operating expenses in 1998 increased by $1.7 million over 1997.

Property Operating margins increased from 8% in 1997 to 30% in 1998 as a result of the acquisition of the retirement homes which have a significantly higher operating margin percentage than the Home Healthcare Business, which was the only operating income earned by this segment in 1997.

Ontario Segment

Property Operating Income

Property Operating Income in 1998 increased by $14.0 million or 54% over 1997. Fourteen retirement homes were acquired in fiscal 1998, which contributed $5.5 million to Property Operating Income. Fifteen retirement homes were acquired throughout fiscal 1997 and a full year's results of their operations are included in fiscal 1998.

Retirement Home Revenue

Retirement Home Revenue in 1998 increased by $38.6 million or 64% over 1997. The 14 retirement homes acquired in fiscal 1998 contributed $17.8 million of that increase, with the remainder of the increase being attributable to the 15 retirement homes acquired in 1997 contributing to revenue for the entire year in 1998, as well as accommodation increases at existing retirement homes.

Direct Operating Expenses

Direct operating expenses in 1998 increased by $24.7 million or 53% over 1997. The increase in operating expenses is consistent with the increase in revenue. Property Operating margins remained consistent at 36% in both 1998 and 1997.

Property Interest

Property Interest in 1998 increased by $2.2 million over 1997 as a result of new properties in the portfolio.

Alberta Segment

During fiscal 1998 an internally developed project became an operational retirement home, contributing to the operating results for the first time. Accordingly, Revenue, Direct Operating Expenses, and Property Operating Income for 1998 increased over 1997 by $3.1 million, $2.2 million and $1.8 million respectively. Property Operating margins improved to 41% from 37% with the addition of another Retirement Home at higher operating margins than the Home Healthcare Business generates.

Property Interest decreased from 1997 to 1998 as the mortgage on the retirement home owned in 1997 was paid off in fiscal 1997.

1997 Compared to 1996

Combined Income before Depreciation and Amortization

Total Property Operating Income in 1997 increased by $7.6 million or 37% over 1996. There were 15 retirement homes acquired in 1997, 12 of which were acquired on July 1, 1997, and accordingly their operating results are included for 1997 for only three months of the fiscal year. In 1996 and 1997 all of the retirement home revenue came from the Ontario segment, with the exception of one Retirement Home located in Alberta.

2001 Interim Operating Income (October 1, 2000 to December 31, 2000) Compared to the Three Months October 1, 1999 to December 31, 1999

During the three months ended December 31, 2000 Property Operating Margins remained consistent with the September 30, 2000 year end results, and the three-month period ended December 31, 1999, at 37%. The

Oregon property operating margin decreased from 44% in fiscal 2000 to 42% for the three month period ending December 31, 2000. This decrease is mainly as a result of a permanent reallocation of certain costs from the Oregon regional office to the properties.

Annualizing the quarterly results for the period from October 1, 2000 to December 31, 2000 indicates an increase in Property Operating Income of 6% as compared to the year ended September 30, 2000. Property Operating Income for this period is not necessarily indicative of full year trends as it does not take into consideration all seasonal adjustments such as utility costs, and additionally, accommodation rates continue to increase throughout the year.

Home Healthcare Business

The Home Healthcare Business revenue is consistent within the Québec segment on a year over year basis. The Ontario segment grew by 19% from 1996 to 1997, remained consistent from 1997 through to 1999, and grew by 12% from 1999 to 2000. The Alberta segment showed a nominal decrease from 1996 to 1997, and an increase of 36% from 1997 to 1998, 17% from 1998 to 1999, and 7% from 1999 to 2000. The Home Healthcare Business relies on numerous annual government contracts for a significant portion of its revenue which causes year over year variances as contracts are acquired, lost and renegotiated. Operating margins in the Home Healthcare Business are typically less than those of the Retirement Home Business.

As demonstrated in the following chart, home healthcare revenues as a percentage of total resident revenues have decreased over the previous five years. While the home healthcare revenues continue to increase year over year, the growth has been exceeded by the significant acquisitions of Retirement Homes made by Vendorco in geographic areas not currently serviced by the Home Healthcare Business. The Home Healthcare Business has, however, remained relatively consistent at approximately 10% of revenues since 1999.

	1996	1997	1998	1999	2000	3 Months Ending Dec. 31/1999	3 Months Ending Dec. 31/2000
Home Healthcare Revenue as a % of Total Resident Revenues	23%	20%	13%	10%	10%	10%	9%

Nursing REIT Fees

The Nursing REIT was established in May 1997. As a result 1997 only represents fees earned for five months. Nursing REIT fees increased by $0.5 million in 1999 over 1998. However, a portion of the management fees earned from the Nursing REIT's operations in the United States, amounting to $0.7 million, was reimbursed, resulting in a net decrease in the Nursing REIT fees of $0.2 million. Acquisition fees vary from year to year depending upon the value of acquisitions made by the Nursing REIT. In fiscal 2000, the Nursing REIT was pursuing an active development strategy rather than an acquisition strategy, which resulted in a decrease in acquisition fees for Vendorco.

Nursing REIT Distributions

Distributions from the Nursing REIT are received monthly and are recorded using the equity method, where income is recorded as the company's *pro rata* share of the Nursing REIT's net income less distributions received. The Nursing REIT was formed in May 1997 and as a result 1997 only represents distributions for five months. From 1998 to the three months ended December 31, 2000 the level of distributions has remained constant and year over year variations have resulted only from changes in the amount recorded as income in Vendorco's financial statements due to equity accounting treatment.

Other Income

Other income in 1996 consisted only of interest on a long term note receivable. Other income increased by 13% in 1997 over 1996 with the addition of two third party management contracts during the year and a further 25% in 1998 with the addition of a third contract. There was no growth or change between 1998 and 1999. In 2000, other income grew by 46% over 1999 mainly due to income from the institutional pharmacy business

acquired during the year. The income from the institutional pharmacy business has contributed to the growth in other income for the three months ended December 31, 2000.

Corporate Interest

The corporate interest on the Bonds increased from nil in 1996 to approximately $10.0 million in fiscal 2000. $100 million of the Bonds were issued September 15, 1997, and 15 days' interest was incurred on these bonds in fiscal 1997. The remaining $38 million of the Bonds were issued during fiscal 1998, resulting in a significantly higher corporate interest expense for 1998 over 1997 and a smaller increase in corporate interest in 1999 over 1998 since a full year's interest is included in 1999 results. The corporate interest is the same in 2000 and 1999, other than a small difference representing interest for one day as 2000 was a leap year.

General and Administrative Expenses

G&A expenses increased in each fiscal year mainly as a result of the significant growth being incurred by Vendorco due to its ambitious acquisition program. G&A expenses as a percentage of Retirement Home and home healthcare revenue ("Resident Revenue") are consistent and stable over the five years and the three months ended December 31, 1999 and 2000.

	1996	1997	1998	1999	2000	3 Months Ending Dec. 31/1999	3 Months Ending Dec. 31/2000
G&A as a % of Resident Revenue . .	6%	6%	7%	6%	7%	7%	7%

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar references unless otherwise stated are in thousands of dollars)

Management's discussion and analysis of results of operations should be read in conjunction with the Trust's unaudited financial statements for the period from April 11, 2001 to June 30, 2001 and the Retirement REIT Prospectus dated March 30, 2001.

2001 Compared to 2000

The information included herein pertains to the operations of Vendorco for the respective three month and six month periods ended March 31, 2001, including the applicable comparative periods. Unaudited financial information as at March 31, 2001 and for the respective three month and six month periods then ended has been included in pages F-3 to F-9 in this Prospectus.

Property operating income margins increased from 36% to 37% for the six months ended March 31, 2001 as compared to the same period in the previous year. Property operating income for the three months ended March 31, 2001 increased by $1 million over the same period in 2000 and by $3.1 million for the six month period as compared to the same period in the previous year. The increase in property operating income resulted from the acquisition of nine retirement home properties. The 2001 periods include operations of the acquired properties throughout the entire period. The 2000 comparative periods include operations of seven of these properties for only a portion of the period.

The Nursing REIT acquisition fees are payable based on completion of an acquisition by Nursing REIT. No acquisitions were completed in the reported 2001 periods. The Nursing REIT incentive fees have been waived until May 5, 2007 as agreed with the Nursing REIT at time of the assignment of the Nursing REIT advisory and management agreements from Vendorco to Retirement REIT in April 2001. Nursing REIT management fees have declined from 2000 to 2001 due to higher direct general and administrative expenses applied against these fees relative to those in the comparable periods.

Income before depreciation and amortization decreased by $0.4 million or 4.6% for the three months ended March 31, 2001 as compared to the three month period ended March 31, 2000. This change resulted from the lower fees received from the Nursing REIT and an increase in General and Administrative expenses offset by increased Property Operating Income for the period. For the six months ended March 31, 2001, income before depreciation and amortization increased by $.5 million or 2.6% as compared to the comparable period in the previous year. This increase was principally the result of the acquisitions previously discussed.

VENDORCO

CONSOLIDATED BALANCE SHEET

As at March 31, 2001 and September 30, 2000

(in thousands of dollars)

	March 31, 2001 (unaudited)	September 30, 2000[1]
Assets		
Current		
Cash	$ 2,201	$ 2,201
Accounts receivable and prepaid expenses	7,279	11,427
Investments	8,245	8,552
Notes receivable and other assets	9,755	9,157
Capital assets	568,673	562,155
	586,673	579,864
	$596,153	$593,492
Liabilities		
Current		
Accounts payable, accrued liabilities and other	$ 21,204	$ 22,155
Current portion of long-term debt	51,146	65,393
Deferred revenue	1,250	820
	73,600	88,368
Bonds payable	138,000	138,000
Long-term debt	292,529	271,887
	504,129	498,255
Divisional Equity		
Opening	95,237	89,094
Net income for the period	11,855	22,106
Less: Distribution to non-acquired operations	(15,068)	(15,963)
Ending	92,024	95,237
	$596,153	$593,492

(1) September 30 was the year end of Vendorco.

(Signed) BARRY REICHMANN

(Signed) GEORGE KUHL

VENDORCO

SCHEDULES OF INCOME

For the Three Month and Six Month Periods Ended March 31, 2001 and 2000
(in thousands of dollars)
(unaudited)

	3 Months Ended March 31		6 Months Ended March 31	
	2001	2000	2001	2000
Retirement home revenue	$ 47,434	$ 44,797	$ 94,910	$ 87,393
Home healthcare revenue	4,654	4,652	9,499	9,250
Direct operating expenses	(33,087)	(31,432)	(65,982)	(61,389)
Property operating income	19,001	18,017	38,427	35,254
Nursing REIT fees(1)	1,615	2,261	3,499	4,128
Nursing REIT equity income(2)	104	177	234	345
Interest and other income	218	96	361	153
General and administrative expense	(3,646)	(3,115)	(7,308)	(6,419)
Income before under-noted items (EBITDA)	17,292	17,436	35,213	33,461
Interest expense	(8,487)	(8,205)	(17,373)	(16,068)
Income before depreciation and amortization	$ 8,805	$ 9,231	$ 17,840	$ 17,393
Property operating margin(3)	36%	36%	37%	36%

Notes:

(1) Refer to the Schedule titled "Fees for the Nursing REIT Management Business".

(2) Nursing REIT distributions calculated on the basis of the distributions in the relevant period on 852,045 units of the Nursing REIT. The income portion of the distribution is noted in the schedule, and the amount of the Nursing REIT distributions in excess of income is as follows: Three Months Ended March 31, 2001 — $235 (2000 — $168); Six Months Ended March 31, 2001 — $450 (2000 — $345).

(3) Property operating margin is calculated as Property Operating Income divided by the sum of Retirement Home Revenue and Home Healthcare Revenue.

VENDORCO

SCHEDULES OF INCOME BY GEOGRAPHIC SEGMENT

For the Three Month Periods Ended March 31, 2001 and 2000

(in thousands of dollars)
(unaudited)

	2001					2000				
	Quebec	Ontario	Alberta	Oregon	Total	Quebec	Ontario	Alberta	Oregon	Total
Retirement home revenue	$4,377	$36,621	$3,150	$3,286	$47,434	$4,208	$35,680	$1,898	$3,011	$44,797
Home healthcare revenue	228	3,430	996	—	4,654	267	3,289	1,096	—	4,652
	4,605	40,051	4,146	3,286	52,088	4,475	38,969	2,994	3,011	49,449
Direct operating expenses:										
Salary, wages, purchased services and benefits	1,680	17,938	1,785	1,202	22,605	1,645	17,461	1,424	1,064	21,594
Direct residence services	469	2,648	79	197	3,393	413	2,498	129	202	3,242
Maintenance, marketing and direct administrative	184	2,203	76	285	2,748	185	1,914	89	201	2,389
Utilities and property taxes	605	3,419	92	225	4,341	612	3,278	126	191	4,207
	2,938	26,208	2,032	1,909	33,087	2,855	25,151	1,768	1,658	31,432
Property operating income	$1,667	$13,843	$2,114	$1,377	19,001	$1,620	$13,818	$1,226	$1,353	18,017
Nursing REIT fees					1,615					2,261
Nursing REIT equity income					104					177
Interest and other income					218					96
General and administrative expense					(3,646)					(3,115)
Income before under-noted items (EBITDA)					17,292					17,436
Interest expense					(8,487)					(8,205)
Income before depreciation and amortization					$ 8,805					$ 9,231

SCHEDULES OF INCOME BY GEOGRAPHIC SEGMENT

For the Six Month Periods Ended March 31, 2001 and 2000

(in thousands of dollars)
(unaudited)

	2001					2000				
	Quebec	Ontario	Alberta	Oregon	Total	Quebec	Ontario	Alberta	Oregon	Total
Retirement home revenue	$8,745	$73,283	$6,197	$6,685	$94,910	$8,170	$69,336	$3,807	$6,080	$87,393
Home healthcare revenue	410	7,016	2,073	—	9,499	543	6,678	2,029	—	9,250
	9,155	80,299	8,270	6,685	104,409	8,713	76,014	5,836	6,080	96,643
Direct operating expenses:										
Salary, wages, purchased services and benefits	3,358	36,400	3,654	2,413	45,825	3,281	34,266	2,819	2,153	42,519
Direct residence services	952	5,172	302	461	6,887	833	5,013	267	409	6,522
Maintenance, marketing and direct administrative	365	4,073	190	560	5,188	351	3,722	180	415	4,668
Utilities and property taxes	1,111	6,228	298	445	8,082	1,040	6,006	249	385	7,680
	5,786	51,873	4,444	3,879	65,982	5,505	49,007	3,515	3,362	61,389
Property operating income	$3,369	$28,426	$3,826	$2,806	38,427	$3,208	$27,007	$2,321	$2,718	35,254
Nursing REIT fees					3,499					4,128
Nursing REIT equity income					234					345
Interest and other income					361					153
General and administrative expense					(7,308)					(6,419)
Income before under-noted items (EBITDA)					35,213					33,461
Interest expense					(17,373)					(16,068)
Income before depreciation and amortization					$17,840					$17,393

VENDORCO

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Month and Six Month Periods Ended March 31, 2001 and 2000

(in thousands of dollars)
(unaudited)

	3 Months Ended March 31		6 Months Ended March 31	
	2001	2000	2001	2000
Cash provided by (used in):				
Operating activities				
Net income for the period	$ 5,985	$ 6,103	$11,855	$11,336
Add/(Deduct): Items not affecting cash depreciation and amortization	2,820	3,128	5,985	6,057
Distribution from Nursing REIT in excess of income	235	168	450	345
Net change in non-cash working capital components	3,432	(1,892)	3,177	(1,608)
	12,472	7,507	21,467	16,130
Financing activities				
Repayment of long-term debt	(1,189)	(1,349)	(2,652)	(2,689)
Proceeds from long-term debt	3,633	19,053	8,023	21,005
Distribution to non-acquired operations	(6,909)	(17,209)	(15,068)	(4,024)
	(4,465)	495	(9,697)	14,292
Investing activities				
Capital improvements	(3,555)	(1,757)	(4,420)	(2,778)
Properties under development	(2,209)	(1,923)	(4,824)	(4,797)
Acquisition of development assets — net				
Through purchase of assets	—	(306)	—	(997)
Acquisition of retirement homes — net				
Through purchase of assets	—	—	—	(6,569)
Through purchase of shares	—	(2,909)	—	(13,549)
Increase of notes receivable and other assets	(985)	(1,072)	(1,651)	(2,075)
Decrease in investments	189	136	307	220
	(6,560)	(7,831)	(10,588)	(30,545)
Gain (loss) on the cumulative translation of foreign exchange cash balances	(1,447)	(171)	(1,182)	123
Net change in cash equivalents during the period	—	—	—	—
Cash and cash equivalents at beginning of period	2,201	2,201	2,201	2,201
Cash and cash equivalents at end of period	$ 2,201	$ 2,201	$ 2,201	$ 2,201

VENDORCO

SCHEDULES OF FEES FOR THE NURSING REIT MANAGEMENT BUSINESS

For the Three Month and Six Month Periods Ended March 31, 2001 and 2000
(unaudited)
(in thousands of dollars)

	3 Months Ended March 31		6 Months Ended March 31	
	2001	2000	2001	2000
Management fees[(1)]	$ 947	$1,022	$2,053	$2,068
Advisory fees[(1)]	668	701	1,446	1,303
Acquisition fees	—	363	—	443
Incentive fees	—	175	—	314
Total Nursing REIT fees earned	$1,615	$2,261	$3,499	$4,128

Note:

(1) Advisory and management fees are presented net of General and Administrative costs for the 6 months ended March 31, 2001 of $4,522 (2000 — $4,117).

VENDORCO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Month and Six Month Periods Ended March 31, 2000 and 2001

(all dollar amounts are in thousands)

1. NATURE OF OPERATIONS

References herein to the "Retirement REIT" refers to Retirement Residences Real Estate Investment Trust and its subsidiaries. References herein to "Vendorco" refers to Central Park Lodges Ltd. and its wholly-owned subsidiaries.

These consolidated financial statements depict the financial performance, for the three and six month periods ended March 31, 2000 and 2001, of the assets that were acquired by the Retirement REIT immediately following the closing of the initial public offering on April 11, 2001.

Following the closing, the Retirement REIT, directly or indirectly, owned, operated, and/or managed 77 retirement homes, eight of which are in the United States and four of which include licensed nursing beds. It also provides home healthcare and personnel and support services through a personal care agency with five branches in Canada, and owns an indirect 40% interest in an institutional pharmacy. The Retirement REIT owns an approximate 4% interest in CPL Long Term Care Real Estate Investment Trust (the "Nursing REIT") and manages 89 nursing homes owned by the Nursing REIT.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Vendorco from which this information has been extracted, have been prepared in Canadian dollars in accordance with the accounting principles generally accepted in Canada. Vendorco follows the identical accounting policies detailed in the notes to the Vendorco consolidated financial statements for the years ended September 30, 1999 and 2000 contained in the Retirement REIT Prospectus dated March 30, 2001.

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST



Second Quarter Interim Report 2001

PERIOD FROM APRIL 11, 2001 TO JUNE 30, 2001

130

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

PROFILE

Retirement Residences Real Estate Investment Trust ("Retirement REIT") owns 74 retirement homes and is the largest provider of residential senior accommodation and related services in Canada, servicing approximately 7,000 residents. In addition, Retirement REIT manages retirement homes for third parties, including Central Park Lodges Ltd. Through a wholly owned staffing agency, Central Health Services, Retirement REIT provides health care personnel and support services to the retirement home and nursing home industries and to the home health care market through both private pay and government-funded contracts.

Retirement REIT also provides management and advisory services to Canada's largest owner and operator of nursing homes, CPL Long Term Care Real Estate Investment Trust, a Toronto Stock Exchange listed issuer. Retirement REIT also owns approximately 4% of the outstanding units of CPL Long Term Care REIT.

Retirement REIT has access to a dedicated development program through CPD LP (a subsidiary of Central Park Lodges Ltd.) and has the first opportunity to share in the financial benefits from the growth in new developments while being substantially insulated from certain risks associated with the development process. CPD LP has six properties in lease up and ten land sites held for development, of which construction has commenced on three sites.

MISSION STATEMENT

Retirement REIT's business mission is to generate stable and growing distributable income and to maximize unit value through (i) the efficient management of its portfolio of retirement properties and related businesses, and (ii) accretive acquisitions of additional properties and stabilized developments, primarily in Canada.

Retirement REIT aims to provide the highest standard of accommodation, care, and services to its residents, and to treat them with respect, dignity, and compassion, ensuring that the full spectrum of their physical, social, and emotional needs are recognized.

A MESSAGE FROM THE PRESIDENT

Dear Fellow Unitholder,

Retirement Residences Real Estate Investment Trust ("Retirement REIT" or "the REIT") is pleased to submit its first interim report as a public entity, for the period April 11, 2001 to June 30, 2001 (our second fiscal quarter).

The REIT's initial public offering ("IPO") involved the issuance of $205 million of treasury units to the public at $10 per unit (which included an over-allotment of $5 million). The proceeds, net of issue costs, were used (together with the assumption of certain debt obligations and the issuance to Central Park Lodges Ltd. of approximately 41% of treasury units of the REIT), to purchase from Central Park Lodges Ltd. 74 retirement properties, 4% of CPL Long Term Care REIT ("the Nursing REIT"), management, advisory and other agreements with the Nursing REIT, a home health care business, third party retirement home management contracts, a 40% interest in an institutional pharmacy business, cash and current assets.

The Retirement REIT IPO was the first Canadian REIT IPO transaction in almost three years and the REIT became the largest Canadian REIT in terms of market capitalization operating in either the health care or residential sectors.

The listing of Retirement REIT on the Toronto Stock Exchange under the symbol RRR.UN on April 11, 2001, represented the culmination of many months of diligent work by trustees, advisors, underwriters and employees of the REIT. We are all very proud of our accomplishments and are pleased to report that the REIT's results to date reflect these efforts.

OPERATING RESULTS

Retirement REIT reported Distributable Income of $9,632,000 representing $0.275 per unit for the period April 11, 2001 to June 30, 2001. These results compare with $9,454,000 or $0.27 per unit as set out in the forecast of Retirement REIT's Prospectus dated March 30, 2001 (as adjusted for the equivalent period). The results represent a 1.9% improvement in Distributable Income per unit over the forecast period. Unitholders' Return on Equity was 13% for the period.

Total resident revenue for the period was $46.7 million, nominally below the forecast by $0.9 million or 1.9%. The revenue decline was due to a softening of occupancy in certain of the REIT's homes as a result of new facilities opening in these markets combined with lower revenue rates for new residents due to lower levels of care. Operating expenses were $28.6 million, which was $0.9 million or 3.1% below forecast which offset the revenue decline. These results, combined with slightly lower interest charges, led to both favourable Distributable Income and Net Income variances.

Management is pleased that the results for the period are in line with the projection of Retirement REIT reporting $1.24 of Distributable Income per unit on an annualized basis.

BUSINESS PLAN

Our business plan for the ensuing twelve months includes the anticipated purchase of four Lease-Up Properties currently owned by Central Park Lodges Ltd.

It is expected that the purchase of the first property (Colonel By in Ottawa, Ontario) for a purchase price of approximately $30 million will close shortly. The acquisition is being financed by the REIT assuming first mortgage debt and the use of the REIT's short term banking facilities.

Once the acquisition of these four Lease-Up Properties is completed, the gross book value of the REIT's total assets will increase by approximately $100 million, representing an increase of 12% in the gross book value of the assets and will enhance the quality of the portfolio and further diversify the REIT geographically.

Subsequent to the quarter end, the REIT advanced $3 million of mezzanine funding to CPD LP for the land and development costs on three development projects on which construction has recently commenced, two of which are located in Calgary and one in Toronto.

In addition, on August 16, 2001, the REIT entered into an agreement to provide certain advisory services to Balanced Care Corporation, a public US assisted living company, for a fee of approximately $35,000 USD per month.

TRUST

The REIT paid distributions of $0.23 per unit during the period April 11, 2001 to June 30, 2001. This represents a distribution payout of 84%.

During the period, the REIT finalized the banking arrangements for its operating line of credit. The operating line will provide the REIT with financial resources to manage its operating cashflow and provide short term financing for mezzanine loans and facility purchases. A $50 million facility was concluded to appropriately meet the REIT's expected financial requirements.

During the period, Standard & Poor's (Canada) confirmed Retirement REIT's harmonized rating of BBB(-) on $138 million of bonds outstanding, an investment grade rating.

Also during the period, the REIT instituted a Distribution Reinvestment Plan whereby participants have the opportunity to reinvest distributions in additional units of the REIT and receive a bonus distribution of units equal in value to 3% of the amount reinvested under the plan.

OUTLOOK

In conclusion, I would like to take this opportunity to express my appreciation to all of our stakeholders for their effort in contributing to the successful launch of the Retirement REIT. We believe that our results reflect a solid start to our first fiscal year. With a talented and energetic team in place, we are looking forward with confidence to meeting our targets.

Yours truly,

Barry Reichmann
President and Chief Executive Officer
August 17, 2001

FINANCIAL HIGHLIGHTS - SECOND QUARTER 2001

OPERATING RESULTS

($000 except per Unit Amounts)	*April 11, 2001 to June 30, 2001*	*Prospectus Forecast [1]*	*Percent Improvement*
Revenues	$48,861	$49,799	(1.9)%
Operating Expenses	28,642	29,553	3.1%
Income Before Interest and Depreciation (EBITDA)	16,957	16,940	0.1%
Interest Expense	7,566	7,671	1.4%
Net Income	6,472	5,997	7.9%
Distributable Income	9,632	9,454	1.9%
Distributable Income Per Unit	$0.275	$0.27	1.9%
Operating Margin	38.6%	37.9%	1.8%

(1) Apportioned from April 11 - June 30, 2001.

FINANCIAL POSITION

($000)	*As at June 30, 2001*
Total Assets	$836,591
Total Debt	$477,629
Unitholders' Equity (book value)	$332,275
Units Outstanding at Quarter End *(000)*	34,946
Weighted Average Units Outstanding for the Quarter *(000)*	34,944

OPERATING STATISTICS

	Homes/Sites	*Average Resident Occupancy*
Number of Retirement Homes		
Owned	74	6,968
Managed for Third Parties	2	–
Managed for CPLL [1]	11	–
Resident Occupancy		93%
Number of Development Sites (vacant) [2]	7	–
Number of Development Sites (construction commenced) [2]	3	–

(1) Includes 6 facilities in lease up.
(2) Held in Central Park Lodges Ltd ("CPLL")/CPD LP

DISTRIBUTIONS PAID AND PAYOUT RATIO

For Period:	*June 30, 2001*	*May 31, 2001*	*April 11, 2001 to April 30, 2001*	*Total*
Distributions Paid Per Unit	$0.0875	$0.0875	$0.055	$0.23
Distribution Payout Ratio				84%

DEBT ANALYSIS

Debt to Gross Book Value

($000)	*Loan Amount*	*Debt to Gross Book Value*	*Limitation*
Long Term	$466,629	56%	60%
Short Term	11,000	1%	10%
Total	$477,629	57%	70%

Long Term Debt Maturities (Mortgages and Bonds)

($000)	*2001*	*2002*	*2003*	*2004*	*2005*	*2006*	*2006+*	*Total*
	$4,945	$50,814	$62,180	$138,845	$39,787	$53,431	$116,627	$466,629
Percentage of total	1%	11%	13%	30%	9%	11%	25%	100%

Weighted Average Interest Rate (Mortgages and Bonds)	7.25%
Percentage of Total Debt at Fixed Rate of Interest	93%
Percentage of Mortgage Debt Insured by CMHC	51%

REIT UNIT CLOSING PRICES (RRR.UN) AND RETURNS

	Period April 11, 2001 to June 30, 2001
High	$11.05
Low	$10.00
Close	$10.74
Book Value per Unit	$9.51
Volume of Units Traded (000)	3,481
Annualized Yield at Quarter End	9.8%
Return on Unitholders' Equity (1)	13%

(1) Calculated as Distributable Income divided by the average unitholders' equity, annualized.

PORTFOLIO GEOGRAPHIC DISTRIBUTION

Retirement Home Properties (1)


Oregon 11%
Alberta 4%
Quebec 9%
Ontario 76%

(1) Based on retirement homes owned.

135

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar references unless otherwise stated are in thousands of dollars)

Management's discussion and analysis of results of operations should be read in conjunction with the Trust's unaudited financial statements for the period ended June 30, 2001 and the Prospectus dated March 30, 2001.

INITIAL PUBLIC OFFERING

Retirement Residences Real Estate Investment Trust ("Retirement REIT", "the Trust" or "the REIT") completed a successful offering of its units to the public on April 11, 2001. The Trust raised $205,000 to purchase various assets from Central Park Lodges Ltd.

($000)	
Assets Acquired	$839,803
Funded by:	
Assumption of existing mortgages	344,093
Assumption of existing bonds	138,000
Assumption of current liabilities	22,387
Payment of land transfer tax	4,389
	508,869
Issuance of Units to Central Park Lodges Ltd.	149,434
Cash paid to Central Park Lodges Ltd.	181,500
	$839,803

The proceeds of the Over Allotment ($5,000) were used to acquire units from Central Park Lodges Ltd. effectively reducing its interest in Retirement REIT to $144,434, representing 41% ownership of the REIT.

RETIREMENT REIT AND THE INDUSTRY

The Trust owns 74 retirement homes, principally in Canada. In addition, the Trust manages 13 retirement homes, including 11 owned by Central Park Lodges Ltd. The Trust services approximately 7,000 residents in its owned facilities. Retirement REIT also owns an in-home health care provider (Central Health Services or "CHS"), an interest in an institutional pharmacy (Classic Care Pharmacy Corporation), acts as manager and advisor to CPL Long Term Care Real Estate Investment Trust ("Nursing REIT"), and owns approximately 4% of the outstanding units of Nursing REIT. Nursing REIT is Canada's largest owner/operator of nursing homes.

Retirement REIT operates in what is known in the industry as the "Continuum of Care". The concept is that as a senior ages, he or she will require increasing levels of assistance in completing daily living activities. At first the care might be provided in the senior's own home, but eventually may require a move to a facility where higher levels of care are available. The facilities themselves range from Independent Living (seniors oriented apartment buildings) to Long-Term Care facilities. The Continuum of Care is illustrated in the table below, and indicates where the Trust operates within this range of care.


The Industry Senior Care Continuum
Home Health Care
Independent Living
Assisted Living
Specialty Care
Long-Term Care
Subacute Care
Increasing Level of Care
Central Health Services ("CHS")
Retirement REIT's primary focus for investment of its capital
Retirement REIT provides management and advisory services to the Nursing REIT owns 4% of the Nursing REIT

THE DEVELOPMENT PROGRAM

Through CPD LP ("CPD"), a subsidiary of Central Park Lodges Ltd, Retirement REIT has a dedicated development program with a right to purchase development properties at a formula discount price in return for the provision of recourse funding to CPD of a portion of the total development costs. CPD's business plan is to develop properties on an ongoing basis after consultation with and input from the REIT. CPD incurs a substantial portion of the development risk on the development properties. Retirement REIT, through its strategic relationship with CPD, mitigates its exposure to these development risks and shares in the financial benefits from the growth in new developments.

Retirement REIT and CPD have entered into an agreement whereby Retirement REIT is committed to provide mezzanine financing for three Initial Development Properties. It is estimated that the total amount of mezzanine loans for these properties will be $14 million. The interest rate (currently 10%) is a function of the distribution yield payable to Retirement REIT's Unitholders and cannot be less than 10% or more than 14%. The loan is secured by second mortgages on the related development properties and has a seven-year term of repayment from the date of the last advance. Under the terms of the development agreement, Retirement REIT has the option to acquire a development property financed, at the greater of its carried cost or 90% of its appraised fair market value. Retirement REIT also has the obligation to purchase a development property that it has financed at the above noted purchase price formula, if the property has achieved 75% occupancy and would be accretive to Retirement REIT at the time of purchase.

Subsequent to the quarter end, Retirement REIT advanced $3 million of mezzanine financing to CPD for the construction of three facilities, two in Calgary and one in Toronto.

137

Balance Sheet Analysis

Consolidated Balance Sheet

As at June 30, 2001 ($000)	
Assets	
Retirement Home Properties	$767,705
Management Contracts	41,008
Corporate Investments	12,540
Accounts Receivable and Other Assets	14,066
Cash and Cash Equivalents	1,272
	836,591
Liabilities	
Mortgages Payable	328,629
Bonds Payable	138,000
Bank Loan	11,000
Accounts Payable and Accrued Liabilities	26,687
	504,316
Unitholders' Equity	332,275
	$836,591

ASSETS

Retirement Home Properties

The Retirement Home Properties comprise:

As at June 30, 2001 ($000)	
Operating Assets	
Land	$89,746
Building	630,777
Furniture and Equipment	31,938
Computers	3,285
Retirement Business	1,000
Less Accumulated Depreciation and Amortization	(2,113)
	754,633
Property under development and leased to Central Park Lodges Ltd.	13,072
	$767,705

Retirement REIT's goal is to continue upgrading its portfolio, with the acquisition of Retirement Homes which are available in the market from time to time or developed by CPD. The REIT will also consider the divestiture of homes which are no longer core to the REIT's operations.

MANAGEMENT CONTRACTS

Management contracts principally represent the management and advisory contracts with the Nursing REIT.

Retirement REIT receives the following fees for its role in managing and advising the Nursing REIT:

- Management fees equal to 2.75% of gross revenue of the Nursing REIT's operating subsidiaries, paid monthly.
- An Annual Advisory Fee, payable quarterly, half received in Nursing REIT units, equal to 0.35% of the adjusted cost base of the Nursing REIT's assets.
- Other transaction based fees relating to the acquisition, disposition and financing of the Nursing REIT's assets.

CORPORATE INVESTMENTS

As at June 30, 2001 ($000)	***Effective Equity Interest***	
Investment in Nursing REIT [1]	4%	$11,688
Investment in Classic Care Pharmacy Corporation [2]	40%	852
		$12,540

(1) The market value of the interest at June 30, 2001 was $11,929.
(2) Classic Care Pharmacy Corporation is an unlisted private company.

The investment in Nursing REIT represents 852,045 units, which currently distributes $1.38 per unit to its holders on an annualized basis.

ACCOUNTS RECEIVABLE AND OTHER ASSETS

As at June 30, 2001 ($000)	
Accounts Receivable and Other Assets	$14,066

Accounts Receivable and Other Assets is comprised mainly of trade receivables, notes receivable, prepaid expenses, inventory and the unamortized balance of deferred financing charges.

LIABILITIES

As at June 30, 2001 ($000)	
Mortgages Payable	$328,629
Bonds Payable	138,000
	466,629
Bank Loan	11,000
	$477,629

Long Term Debt Maturities (Mortgages and Bonds Payable)

As at June 30, 2001 ($000)	*2001*	*2002*	*2003*	*2004*	*2005*	*2006*	*2006+*	*Total*
	$4,945	50,81 4	62,18 0	138,84 5	39,78 7	53,43 1	116,62 7	466,62 9
Percentage of Total	1%	11%	13%	30%	9%	11%	25%	100%

The Trust generally finances the acquisition of its retirement homes with a combination of equity and first mortgages. It is management's intention to renew or replace the mortgages as they mature. The weighted average interest rate on long term debt is 7.25% per annum.

Mortgages Payable

As at June 30, 2001 ($000)	
Mortgages Payable	$328,629
Less: Current Portion to June 30, 2002	(43,003)
	$285,626

Interest rates on mortgages vary from 5.91% to 9.13% per annum.

Bonds Payable

At June 30, 2001 the REIT had outstanding the following secured mortgage bonds:

Series	*Rate*	*Standard & Poor's (Canada) Rating*	*Amount*	*Due*
Series A	6.92%	BBB-	$12,000	September 27, 2002
Series B	7.31%	BBB-	88,000	September 27, 2004
Series C	7.17%	BBB-	15,000	September 27, 2004
Series D	7.10%	BBB-	23,000	September 27, 2004
	7.23%		$138,000	

As at June 30, 2001 ($000)

During the period, Standard & Poor's (Canada) harmonized the rating on the $138 million of secured mortgage bonds at BBB(-). The bonds pay interest only semi-annually and are secured by a combination of first and second mortgages on 31 of the REIT's properties.

Bank Loan

As of June 30, 2001, Retirement REIT had borrowed $11 million under its $50 million Operating Line. The proceeds were used to reduce mortgage debt. The line matures on May 15, 2002 and is extendible for an additional 364 days at the option of the lenders. At June 30, 2001, the effective incremental rate of borrowing on the line was 7.0% for prime based borrowings.

Debt Limitations

As at June 30, 2001 ($000)	***Loan Amount***	***Debt to Gross Book Value***
Long Term	$466,629	56%
Short Term	11,000	1%
Total	$477,629	57%

The REIT's Declaration of Trust stipulates that the Consolidated Debt to Gross Book Value ratios cannot exceed 10% for short-term debt and 60% for long-term debt.

CMHC Insurance

Retirement REIT utilizes Canada Mortgage and Housing Corporation ("CMHC") insurance on a number of its assets. The benefits of having this insurance include attractive interest rates, stronger likelihood of renewal, and enhancing the financing availability in secondary markets. These positives are mitigated by the upfront fees required. Of Retirement REIT's $328,629 in mortgage debt, $165,923 representing 51% is insured under the CMHC program. Management is confident that lenders will renew the non-CMHC mortgage debt mortgages as these mature.

Fixed/Floating Interest Rate

Of Retirement REIT's $477,629 of Debt obligations, $443,584 or 93% has fixed interest rates and $34,045 or 7% is floating.

UNITHOLDERS' EQUITY

As at June 30, 2001 ($000) (except per unit data)		
34.9 million Units		$349,464
Costs of Issue [(1)]	$(15,127)	
Net Income for the Period	6,472	
Distributions Paid	(8,038)	
Foreign Currency Translation Adjustment	(496)	(17,189)
		$332,275
Book value per unit as at June 30, 2001		$9.51

(1) Includes $10,000 of fees paid to the underwriting syndicate.

There are 4,000,000 units reserved for issuance under options, of which 1,922,000 options have been issued (representing 5.5% of the total issued units) to purchase units of the REIT at $10.00 per unit until April 2011. No options were exercised during the period.

INCOME STATEMENT ANALYSIS

($000)	*For the Period April 11, 2001 to June 30, 2001*	*Prospectus Forecast [(1)]*
Retirement Operations		
Retirement Home Revenue	$42,386	$42,961
Retirement Home Operating Expenses	(24,975)	(25,464)
Retirement Home Operating Income	17,411	17,497
Home Health Care Operations		
Home Health Care Revenue	4,300	4,604
Home Health Expenses	(3,667)	(4,089)
Home Health Care Operating Income	633	515
Nursing REIT Operations		
Nursing REIT Fee Income:		
Advisory	739	750
Management	842	951
Nursing REIT Equity Income	104	123
Nursing REIT Income	1,685	1,824
CPLL Fee Income	369	307
Other Income	121	103
G&A Expense	(3,042)	(3,085)
Trust Expenses	(220)	(221)
Income Before Undernoted Items (EBITDA)	**16,957**	**16,940**
Interest Expense	7,566	7,671
Income before Depreciation and Amortization	9,391	9,269
Depreciation and Amortization	2,919	3,272
Net Income	6,472	5,997
Add Nursing REIT Distributions in Excess of Income	241	185
Add Depreciation and Amortization	2,919	3,272
Distributable Income	**$9,632**	**$9,454**
Property Operating Margin [(2)]	38.6%	37.9%

(1) Apportioned from April 11, 2001 - June 30, 2001.
(2) Property operating margin is calculated as the total of Retirement Home Operating Income plus Home Health Care Operating Income as a percentage of the total of Retirement Home Revenue plus Home Health Care Revenue.

REVENUES

Resident revenue includes revenue from both the Retirement Homes and the Home Health Care ("CHS") businesses, as set out below:

($000)	For the Period April 11, 2001 to June 30,2001	Prospectus Forecast [(1)]
Retirement Home Revenue	$42,386	$42,961
Home Health Care Revenue	4,300	4,604
Total Resident Revenue	$46,686	$47,565

(1) Apportioned from April 11, 2001 — June 30, 2001.

Total Resident revenue was $46.7 million for the period which is $0.9 million or 1.9% below the forecast set out on the Prospectus.

Retirement Home revenue of $42.4 million was below forecast by $0.6 million or 1.3%. The nominal revenue decline was due to a softening of occupancy in certain of the Trust's Retirement Homes as a result of new facilities opening in these markets, combined with lower care levels on new residents resulting in lower revenue rates.

Home Health Care revenue of $4.3 million was $0.3 million or 6.6% below forecast for the period to June 30, 2001. This is due primarily to the loss of government contract revenue in the period as a result of increased competition. Government contracts are generally tendered on an annual basis, and it is normal within the industry to be awarded new contracts and lose other contracts within a fiscal year.

OPERATING EXPENSES

($000)	For the Period April 11, 2001 to June 30, 2001	Prospectus Forecast [(1)]
Retirement Home Operating Expenses		
Salaries, Wages, Purchased Services, Benefits	$16,662	$16,838
Direct Resident Services	2,999	3,077
Maintenance, Marketing and Direct Administrative	2,279	2,209
Utilities and Property Taxes	3,035	3,340
	$24,975	$25,464
Home Health Care Operating Expenses	3,667	4,089
Total Operating Expenses	$28,642	$29,553

(1) Apportioned from April 11, 2001 — June 30, 2001.

For the period ended June 30, 2001, total Operating Expenses were below forecasted levels by $0.9 million or 3.1%.

Retirement Home Operating Expenses of $25 million have decreased by $0.5 million from the forecast primarily due to cost savings in salaries and wages and lower than anticipated utility costs.

Direct Resident Service Costs of $3.0 million (which include food, laundry and other supplies related to the care of residents) decreased slightly from forecast as a result of improved cost containment.

Maintenance, Marketing and Administrative costs of $2.3 million were slightly higher than forecast due to increased marketing costs in a competitive environment.

Home Health Care operating expenses of $3.7 million have decreased by $0.4 million below forecast as a result of adjustments to staffing levels relating to Government contract revenue reductions and due to cost saving initiatives such as the reduction in the size of the administrative office of the CHS Toronto branch.

OPERATING MARGINS

Retirement REIT's operating margin was 38.6% in the second quarter, a nominal improvement from the margins indicated in the March 30, 2001 Prospectus.

NURSING REIT OPERATIONS

	Variable	*For the Period April 11, 2001 to June 30, 2001*	*Prospectus Forecast (1)*
Nursing REIT Income:			
Advisory	.35%	$739	$750
Management	2.75%	842	951
Nursing REIT Equity Income		104	123
Total Nursing REIT Income		$1,685	$1,824

(1) Apportioned from April 11, 2001 — June 30, 2001.

Nursing REIT Advisory fees are equal to 0.35% of the adjusted cost base of the Nursing REIT assets. A slower than anticipated growth in the Nursing REIT's developments has resulted in a nominal variance from forecast.

Nursing REIT Management fees are equal to 2.75% of revenues generated by the Nursing REIT and are presented net of certain direct costs incurred by Retirement REIT in earning those fees. Anticipated Government funding increases in the Nursing Industry have been delayed while administrative costs have increased resulting in lower management fees for the period.

Nursing REIT presently has 15 sites under construction, which when opened, will add to the fee income being generated under its management and advisory agreements with Retirement REIT.

On August 9, 2001 the Nursing REIT announced a change in their distribution payout ratio from 100% to a level which more closely aligns the Nursing REIT with other REITs. This change is not significant to Retirement REIT and will not affect its results materially.

G&A Expense

G&A expenses include all of the Head Office administrative expenses of operating the Retirement REIT.

Trust Expenses

Trust expenses of $220 comprise fees incurred for the trustees, expenses of trustee meetings, transfer agent costs, and fees related to communications with the Unitholders. The amount of these expenses are consistent with the amount forecast in the Prospectus.

Interest Expense

Interest expense relates to interest paid on Retirement REIT's mortgages, bonds and bank loan.

Total interest expense of $7.6 million is lower than the forecast by $0.1 million or 1% primarily due to several properties being refinanced at lower interest rates and a decrease in the interest rates on floating rate debt during the period.

Distributable Income

Distributable income of $9.6 million nominally exceeded the forecast in the Prospectus. Distributions to Unitholders for the quarter totaled $8 million, or 84% of the distributable income.

Financial Condition

Funds from Operations

Funds from operations is equivalent to Retirement REIT's Distributable Income.

The operating plan of the Trust provides for the retention of cash or debt capacity to meet the capital requirements of operations and principal debt repayments. The Trust believes it has sufficient capacity under its credit facilities to fund ongoing capital expenditures and principal debt obligations.

As a significant portion of the Trust's income is paid to Unitholders, opportunities for future growth of the portfolio are generally dependent upon access to new capital from the capital markets under favourable conditions.

The attached unaudited interim financial statements present further information on financial risk management.

JUNE 30, 2001 (IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED

	Note		
Assets			
Retirement home properties	8	$	767,705
Management contracts	9		41,008
Corporate investments	10		12,540
Accounts receivable and other assets			14,066
Cash and cash equivalents			1,272
		$	836,591
Liabilities			
Mortgages payable	11	$	328,629
Bonds payable	12		138,000
Bank loan	13		11,000
Accounts payable and accrued liabilities			26,687
			504,316
Unitholders' Equity			
Unitholders' equity	14		332,275
		$	836,591
Commitments	15		

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED

	Note		*April 11, 2001 to June 30, 2001*
Revenues			
Resident revenue		$	46,686
Nursing REIT - management and advisory fees	4		1,581
Nursing REIT - equity income	5		104
CPLL - fee income	20		369
Interest and other income			121
			48,861
Expenses			
Direct operating expenses			28,642
General and administrative expenses			3,042
			31,684
Income From Operations before the undernoted		$	17,177
Trust expenses			220
Income before interest, depreciation and amortization (EBITDA)			16,957
Interest expense	6		7,566
Income before depreciation and amortization			9,391
Depreciation and amortization			2,919
Net Income for the Period		$	6,472
Add:			
Nursing REIT distributions in excess of income			241
Depreciation and amortization			2,919
Distributable Income		$	9,632
Per Unit Calculations:	19		

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF UNITHOLDERS EQUITY

(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED

		April 11, 2001 to June 30, 2001
Unitholders' Equity, Beginning of Period	$	–
Subscriptions including distribution reinvestment plan		349,464
Issue costs		(15,127)
Distributions		(8,038)
Net income for the period		6,472
Foreign currency translation adjustment		(496)
Unitholders' Equity, End of Period	$	332,275

(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED

	Note		*April 11, 2001 to June 30, 2001*
Net inflow (outflow) of cash related to the following activities:			
Operating			
Net income for the period		$	6,472
Items not affecting cash:			
Depreciation and amortization			2,919
Distribution from Nursing REIT in excess of income			241
Funds from operations			9,632
Changes in non-cash operating assets and liabilities			4,030
			13,662
Financing			
Net proceeds from offering of units (net of issue costs)	2		184,873
Bank loan			11,000
Principal repayments			(15,041)
Distributions to unitholders			(8,008)
			172,824
Investing			
Acquisitions of assets in IPO (net of debt assumed)			(183,252)
Increase in other assets			(1,203)
Capital expenditures			(754)
			(185,209)
Foreign exchange loss on amounts held in foreign currency			(5)
Net increase in cash and cash equivalents during the period			1,272
Cash and cash equivalents at beginning of period			–
Cash and Cash Equivalents at end of Period		$	1,272
Interest paid during the period		$	3,281

The accompanying notes are an integral part of the financial statements.

149

1. The Trust

Retirement Residences Real Estate Investment Trust (the "Trust") and its subsidiaries ("Retirement REIT") is an unincorporated closed-end real estate investment trust created pursuant to a Declaration of Trust dated December 28, 2000, is governed by the laws of Ontario, and began operations on April 11, 2001. Retirement REIT primarily invests in real properties operated as Retirement Homes in Canada and the United States. The Trust leases the properties it owns to wholly-owned subsidiaries which operate the Retirement Homes.

2. Acquisitions

On April 11, 2001, Retirement REIT completed an Initial Public Offering ("IPO") and acquired from Central Park Lodges Ltd. ("CPLL") a portfolio of 74 retirement properties, 852,045 Units of CPL Long Term Care Real Estate Investment Trust ("Nursing REIT"), management, advisory and other agreements with Nursing REIT, a home healthcare business, third party retirement home management contracts, a 40% interest in an institutional pharmacy business, cash and current assets, and assumed obligations related to mortgages, bonds and current liabilities (the "Net Assets"). The transaction involved the issue of $205 million of Treasury Units at $10 per unit, with the proceeds, net of issue costs, used together with the assumption of obligations and the issuance to CPLL of approximately 9 million Units of Retirement REIT and approximately 6 million Class B exchangeable Units of a subsidiary of Retirement REIT ("Retirement REIT Opco") (exchangeable for fully paid Units of Retirement REIT at the option of CPLL) to purchase the Net Assets.

The IPO transaction has been accounted for as follows:

	($000's)
Retirement Home Properties	$ 769,430
Management contracts	41,782
Corporate investments	12,729
Net working capital	(7,541)
Mortgages payable	(344,093)
Bonds payable	(138,000)
Initial equity	$ 334,307

3. Significant Accounting Policies

These consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles. The principal accounting policies of the Trust are summarized as follows:

(a) Consolidation

The consolidated financial statements include the accounts of Retirement REIT and its subsidiaries.

3. Significant Accounting Policies (continued)

(b) Revenue Recognition

Revenue is recognized when services are provided to residents.

(c) Direct Operating Expenses

Direct operating expenses include the direct operating costs of the facilities and the home healthcare branches.

(d) Retirement Home Properties

Retirement Home Properties are recorded at the lower of cost net of accumulated depreciation and net recoverable amount. Retirement Home Properties are depreciated using the sinking fund method. Under this method, an increasing amount is charged to income consisting of a fixed annual sum, together with interest compounded at 5% per annum, so as to fully amortize the cost of real property over their estimated useful lives of up to 40 years.

Property under development and leased to CPLL is recorded at the lower of initial cost plus development costs and net recoverable amount. Development costs for the property include construction costs, interest, all direct expenditures and general and administrative costs relating to developments.

Furniture, fixtures and equipment are depreciated over their estimated useful lives of up to 10 years.

(e) Management Contracts - Nursing REIT

Management contracts are amortized over their estimated useful lives of 12 years.

(f) Retirement Home Businesses (Goodwill)

Goodwill represents the excess purchase price paid for the Retirement Home Business over the fair value assigned to the net assets acquired and is amortized on a straight-line basis over its estimated useful life of 20 years.

(g) Corporate Investments

The investments in the Nursing REIT and Classic Care Pharmacy Corporation, an institutional pharmacy business, are recorded using the equity method.

The investments are recorded at cost plus the pro rata share of the investees' net income or loss, less distributions received.

(h) Foreign Currency Translation

Assets and liabilities of self-sustaining operations are translated to Canadian dollars at the rates in effect at the balance sheet date. Income and expenses are translated at the average rate of exchange for the period. The resulting gains or losses are accumulated as a separate component of Unitholders' equity.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

3. Significant Accounting Policies (continued)

(i) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from these estimates.

(j) Unit Option Plan

The Trust has a Unit Option Plan, as described in Note 14(b). No compensation expense is recognized for the Plan when Units or Unit Options are issued to employees, consultants or Trustees. Any consideration paid by employees, consultants or Trustees on the exercise of Options or the purchase of Units is credited to Unitholders' Equity. If Units or Unit Options are repurchased from employees, consultants or Trustees, the excess of the consideration paid over the carrying amount of the Unit or Unit option cancelled is charged to Unitholders' Equity.

(k) Distribution Reinvestment Plan ("DRIP")

The Trust has a DRIP whereby Canadian Unitholders may elect to have their distributions of income from Retirement REIT automatically reinvested in additional Units. Unitholders who so elect will receive a further distribution of Units equal in value to 3% of each distribution that was reinvested.

4. Management and Advisory Fees

The management and advisory fees earned during the period arise from the management services provided to Nursing REIT as follows:

	April 11, 2001 to June 30, 2001
Nursing REIT	
Advisory Fees	$739
Management Fees	842
	$1,581

Advisory and Management Fees are presented net of General and Administrative costs of $2,239.

5. Nursing REIT Equity Income

Retirement REIT received distributions from Nursing REIT amounting to $345, of which $104 was recorded as equity income, and $241 was recorded as a return of investment.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS)* *UNAUDITED*

6. Interest

Interest expense during the period consisted of the following:

	April 11, 2001 to June 30, 2001
Interest on mortgages payable	$5,276
Interest on bonds payable	2,213
Interest on bank loan	77
	$7,566

7. Income Taxes

The Trust is taxed as a "Mutual Fund Trust" for Canadian income tax purposes. Pursuant to the Declaration of Trust, the Trustees intend to distribute or designate all taxable income directly earned by the Retirement REIT to Unitholders of the Retirement REIT and to deduct such distributions and designations for Canadian income tax purposes. Therefore, no provision for Canadian income taxes has been made.

8. Retirement Home Properties

Retirement Home Properties are comprised of the following:

	June 30, 2001
Operating assets	
Land	$89,746
Buildings	630,777
Furniture and equipment	31,938
Computers	3,285
Retirement Home Businesses (Goodwill)	1,000
Less accumulated depreciation and amortization	(2,113)
	754,633
Property under development and leased to Central Park Lodges Ltd.	13,072
	$767,705

9. Management Contracts

	June 30, 2001
Nursing REIT management and advisory contracts	$38,882
Other management contracts	2,900
Less accumulated amortization	(774)
	$41,008

10. Corporate Investments

	Effective Ownership Interest	*June 30, 2001*
Nursing REIT - 852,045 Units	4%	$11,688
Classic Care Pharmacy Corporation	40%	852
		$12,540

The investment in Nursing REIT had an approximate market value at June 30, 2001 of $11,929.

11. Mortgages Payable

Mortgages payable consist of the following:

	Weighted Average Interest	*June 30, 2001*
Fixed	7.33%	$305,584
Floating	6.27%	23,045
	7.25%	$328,629

The current portion of mortgages payable amounts to $43,003.

Mortgages payable includes U.S. mortgages amounting to $28,247 (Cdn). Retirement REIT has provided first charges on U.S. properties as security for the debt. These mortgages are non-recourse to the Trust. Fixed rate mortgages payable represents 93% of total mortgage debt.

12. Bonds Payable

At June 30, 2001 the REIT had outstanding the following secured mortgage bonds:

As at June 30, 2001 ($000)

Series	*Rate*	*Standard & Poor's (Canada) Rating*	*Amount*	*Due*
Series A	6.92%	BBB-	$12,000	September 27, 2002
Series B	7.31%	BBB-	88,000	September 27, 2004
Series C	7.17%	BBB-	15,000	September 27, 2004
Series D	7.10%	BBB-	23,000	September 27, 2004
	7.23%		$138,000	

The bonds pay interest only, semi-annually and are secured by a combination of first and second mortgages on 31 of the Trust's properties, all of which are located in Canada.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

13. Bank Loan

	June 30, 2001
Bank Loan	$11,000

The bank loan is a $50,000 revolving facility provided by two Canadian chartered banks. The loan is due May 15, 2002, extendible for an additional 364 days at the option of the lenders. The loan bears interest at floating rates, which at June 30, 2001 was 7% per annum for prime based borrowings.

14. Unitholders' Equity

(a) Units issued and outstanding

The interests in the Trust are represented by a single class of Units which are unlimited in number. Each Unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of Units issued and outstanding are as follows:

	Units	*Amount*
Issuance of Units on April 11, 2001, pursuant to a Prospectus dated March 30, 2001	34,943,000	$349,434
Issue costs		(15,127)
Units issued as a result of options being exercised under the Unit Option Plan	–	–
Units issued in connection with the Distribution Reinvestment Plan	3,000	30
Balance at June 30, 2001	34,946,000	$334,337

(b) Unit Option plan

On April 11, 2001, Retirement REIT adopted the Unit Option Plan, which is subject to the rules of The Toronto Stock Exchange. The total number of Units in respect of which options may be granted under the plan may not exceed 4,000,000 Units. The Unit Option Plan provides that at no time shall the number of Units reserved for issuance under the plan exceed 10% of the then outstanding Units. Options are granted at an exercise price of no less than the market price at the time of the grant and have a maximum term of 10 years. 1,922,000 options had been granted at an exercise price of $10.00 per unit which expire in 2011 and remained outstanding as of June 30, 2001.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

15. Commitments

Retirement REIT and CPLL have entered into an agreement whereby Retirement REIT is committed to purchase four properties identified by the parties as Initial Lease-Up Properties in the Prospectus dated March 30, 2001 (i.e. Kingsway Retirement Residence (Toronto, Ontario); Meadowlands Retirement Residence (Medicine Hat, Alberta); Riverbend Retirement Residence (Edmonton, Alberta); and Colonel By (Ottawa, Ontario)) upon stabilization (i.e. achieving 95% occupancy) of such property up to March 31, 2002 (see Subsequent Event note 21(b)). After that date the Retirement REIT is obligated to purchase each Initial Lease-Up Property if it is stabilized and if the acquisition would be accretive to the Retirement REIT at the date of purchase. Two of the Initial Lease-Up Properties (Colonel By and Kingsway) are anticipated to be purchased prior to December 31, 2001.

Retirement REIT and CPLL have entered into an agreement whereby the Retirement REIT is committed to provide mezzanine financing for each of three properties identified as Initial Development Properties in the Prospectus (i.e. Eau Claire (Calgary, Alberta); McKenzie Towne (Calgary, Alberta); and The Claremont (Toronto, Ontario)). The maximum mezzanine loans committed for the three Initial Development Properties is $20,300 million however, it is estimated that the actual total amount of mezzanine financing for these properties will be approximately $14,000. The mezzanine loans bear interest at the rate of the monthly average cash distributions on outstanding Retirement REIT Units, but not less than 10% or more than 14%. The loans will be secured by second mortgages on the related development properties and will have a seven-year term of repayment from the date of the last advance. Under the terms of the development agreement, Retirement REIT has the obligation to purchase a development property that Retirement REIT has financed, at the greater of its carried cost and 90% of appraised value, if the property has achieved 75% occupancy and would be accretive to the Retirement REIT at the time of purchase.

16. Financial Risk Management (Financial Instruments)

Retirement REIT has U.S. operations, issued short and long term debt and operates in a competitive environment. These activities result in various financial risks including changes in foreign currency exchange rates and interest rates. The following describes these financial risks and how they are managed by Retirement REIT.

(a) Foreign Currency Exchange Risk

Foreign currency exchange risk results from changes in exchange rates between Retirement REIT's reporting currency (Canadian dollars) and the U.S. dollar. At June 30, 2001, 6% of Retirement REIT's assets at book value were held in the United States and 8% of its distributable income before corporate costs was generated in the United States. A one cent change in the cost of U.S. dollars would change distributable income by $200. The U.S. operations are funded primarily through U.S. dollar debt which serves to mitigate foreign currency exchange risk.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

16. Financial Risk Management (Financial Instruments) (Continued)

(b) Interest Rate Risk

Interest rate risk arises with changes in interest costs which affect Retirement REIT's floating rate debt on an ongoing basis and its long term debt upon renewal. At June 30, 2001, 7% of Retirement REIT's long term debt is floating. Each 0.25% change in interest rates changes annual interest costs by $90. To limit interest rate risk Retirement REIT fixes the interest rate on its long term debt to the extent possible. Subsequent to quarter end, three floating rate mortgages were replaced with fixed rate debt, reducing the percentage of floating rate debt from 7% to 6%. Generally, the Trust fixes the term of long term debt for between five and ten years. To limit exposure to the risk of higher rates at renewal, Retirement REIT spreads the maturities of its fixed rate long term debt over time.

(c) Fair Value

Fair value represents management's estimate of current market value at a given point in time. The fair value of accounts receivable, restricted cash, and bank indebtedness are determined to be the carrying value of these assets and liabilities at June 30, 2001 due to their short term nature. The weighted average interest rate on long term debt was 7.25% compared to a market rate of 7.31%, resulting in a fair market value of the debt being less than carried value by $1,385.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

17. Segmented Disclosure - Income by Geographic Segment

	Quebec	*Ontario*	*Alberta*	*Oregon*	*Total*
Retirement home revenue	$4,085	$32,530	$2,802	$2,969	$42,386
Home healthcare revenue	400	2,972	928	–	4,300
	4,485	35,502	3,730	2,969	46,686
Direct operating expenses:					
Salary, wages, purchased services and benefits	1,711	15,972	1,609	1,037	20,329
Direct residence services	423	2,204	188	184	2,999
Maintenance, marketing and direct administrative	154	1,771	124	230	2,279
Utilities and property taxes	392	2,278	181	184	3,035
	2,680	22,225	2,102	1,635	28,642
Property operating income	$1,805	$13,277	$1,628	$1,334	$18,044
Nursing REIT fees					1,581
Nursing REIT equity income					104
CPLL fee income					369
Interest and other income					121
Trust expenses					(220)
General and administrative expense					(3,042)
Income before under-noted items (EBITDA)					16,957
Interest expense					(7,566)
Depreciation and amortization					(2,919)
Net income for the period					$6,472
Total Assets	$98,105	$634,257	$54,716	$49,513	$836,591
Total Liabilities					$504,316
Expenditures for segment assets:					
Capital improvements	$43	$691	$11	$9	$754

18. Distributions to Unitholders

Distributions to Unitholders are computed based on distributable income as defined by the Declaration of Trust.

Distributable income is defined as net income of Retirement REIT and its consolidated subsidiaries, as determined in accordance with generally accepted accounting principles, subject to the following adjustments as set out in the Declaration of Trust: adding back depreciation, amortization of licenses and goodwill to the computation, excluding any gains or losses on the disposition of any asset, and any other adjustments determined the Trustees in their discretion. Distributable income shall include all income received by Retirement REIT and its subsidiaries from the Nursing REIT Units it holds, whether such distributions constitute income, return of capital, depreciation or amortization.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

Distribution to Unitholders

	April 11, 2001 to June 30, 2001
Net income	$6,472
Add: Nursing REIT distribution in excess of income	241
Add: Depreciation and amortization	2,919
Distributable income	9,632
Retained amount	(1,594)
Distributed to Unitholders	$8,038

19. Per Unit Calculations

	April 11, 2001 to June 30, 2001
Net income per unit - Basic	$0.185
Net income per unit - Diluted	0.184
Distributable income per unit - Basic	0.276
Distributable income per unit - Diluted	0.275

Basic Net and Distributable income are calculated based on a weighted average of 34,944,000 units.

Diluted net and distributable income per unit information for the period ended June 30, 2001 is calculated based on a weighted average of 35,068,000 units, which reflects the exercise of 1,922,000 outstanding options since the issue price of these options was less than the average market price of the units during the period.

20. Related Party Transactions

On completion of the offering, Retirement REIT entered into the following agreements with CPLL:

(i) An agreement to provide management services to CPLL at the rate of 4% of the projected stabilized revenue of the managed properties.

(ii) An agreement relating to the development of Retirement Homes by Central Park Developments Limited Partnership ("CPD") a subsidiary of CPLL and the rights and obligations of Retirement REIT to finance and acquire these properties (see Subsequent Event note 21(c)).

At June 30, 2001, Retirement REIT had earned $369 in management fees from CPLL.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

21. **Subsequent Events**

(a) A subsidiary of Retirement REIT has entered into a Consulting Agreement with Balanced Care Corporation ("BCC"), a public US assisted living company in which certain shareholders of CPLL or entities related thereto have a significant interest. Under the terms of the Agreement, effective August 16, 2001, BCC will pay the Retirement REIT approximately $35 USD per month for consulting services provided.

(b) Subsequent to the quarter end, Retirement REIT received formal notice that one of the Initial Lease-up Projects, known as the Colonel By Retirement Residence, had attained an average occupancy rate for the month of June, 2001 of 95% or greater. As a result, Retirement REIT will acquire this property for approximately $30 million, during 2001.

(c) Subsequent to the quarter end, Retirement REIT advanced $3.0 million in mezzanine financing to CPD. CPD has commenced construction of three Retirement Home projects. Retirement REIT has an option (and in certain circumstances has an obligation) to acquire these projects when they are completed and stabilized (see also notes 15 and 20).

Corporate Information

Unitholder Inquiries

Retirement REIT welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries should be directed to Greg Bowman, Vice President, Corporate Finance (416) 929-5430 ext 264 or via e-mail at gbowman@retirementreit.com.

Unitholders' questions relating to distributions, address changes and Unit certificates should be directed to the company's Transfer Agent:

CIBC Mellon Trust Company

By mail:	P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:	199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9 Attention: Courier Window
Tel:	(416) 643-5500
Toll Free:	(800) 387-0825 (throughout North America)
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

Stock Exchange Listing

Retirement REIT units are listed on The Toronto Stock Exchange under the symbol RRR.UN.

Distribution Reinvestment Plan

Retirement REIT's Unitholders, who hold Units of record or through a broker or other investment dealer recognized by the Canadian Depository for Securities Ltd. are able to conveniently and economically increase their holdings in Retirement REIT by taking advantage of the Trust's Distribution Reinvestment Plan.

Monthly distributions are automatically reinvested in additional Retirement REIT units without payment of brokerage commissions.

Participants in the Plan acquire additional units of the REIT, based on the average closing price for the five trading days immediately preceding the distribution date. For each $1.00 reinvested, participants receive $1.03 of new units. The Plan is available to Canadian residents only. Please contact your broker for enrolment information.

Distribution Dates (1)

Record Date - approximately last business day of each month
Payment Date - approximately 15th of following month or December 31

(1) *Actual distribution dates and amounts are reported monthly.*

TRUSTEES AND SENIOR MANAGEMENT

ESTIMATED DISTRIBUTION TAX PROFILE [1]

	Tax Deferred
Period to December 31, 2001	53%
Year to December 31, 2002	70%

(1) Non-resident US Unitholders are subject to a 15% withholding tax on the taxable portion of the Distribution.

Plan Eligibility: RRSP, RRIP, DPSP

MANAGED REIT

CPL Long Term Care Real Estate Investment Trust
614 Coronation Boulevard, Suite 200
Cambridge, Ontario N1R 3E8

Tel: 519-622-1840
Fax: 519-622-8884
Web Site: www.cplreit.com

Auditors
Deloitte & Touche LLP

Legal Counsel
Goodmans LLP

Principal Bankers
Canadian Imperial Bank of Commerce
HSBC Bank of Canada

Head Office
175 Bloor Street East
South Tower, Suite 601
Toronto, Ontario
M4W 3R8

Web Site: www.retirementreit.com
Email: contactus@retirementreit.com
Contact Numbers:
Tel: 416-929-5430
Fax: 416-323-3818

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements relating to Retirement REIT operations and the environment in which it operates that are based on Retirement REIT's expectations, estimates, forecast and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Retirement REIT undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST



Third Quarter Interim Report 2001

FROM JULY 1, 2001 TO SEPTEMBER 30, 2001

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

PROFILE

Retirement Residences Real Estate Investment Trust ("Retirement REIT") owns 73 retirement homes and is the largest provider of residential senior accommodation and related services in Canada, servicing approximately 7,000 residents. In addition, Retirement REIT manages retirement homes for third parties, including Central Park Lodges Ltd. Through a wholly owned staffing agency, Central Health Services, Retirement REIT provides health care personnel and support services to the retirement home and nursing home industries and to the home health care market through both private pay and government-funded contracts.

Retirement REIT also provides management and advisory services to Canada's largest owner and operator of nursing homes, CPL Long Term Care Real Estate Investment Trust, a Toronto Stock Exchange listed issuer. Retirement REIT also owns approximately 4% of the outstanding units of CPL Long Term Care REIT.

Retirement REIT has access to a dedicated development program through CPD LP (a subsidiary of Central Park Lodges Ltd.) and has the first opportunity to share in the financial benefits from the growth in new developments while being substantially insulated from certain risks associated with the development process. CPD LP has six properties in lease up and ten land sites held for development, of which construction has commenced on three sites.

MISSION STATEMENT

Retirement REIT's business mission is to generate stable and growing distributable income and to maximize unit value through (i) the efficient management of its portfolio of retirement properties and related businesses, and (ii) accretive acquisitions of additional properties and stabilized developments, primarily in Canada.

Retirement REIT aims to provide the highest standard of accommodation, care, and services to its residents, and to treat them with respect, dignity, and compassion, ensuring that the full spectrum of their physical, social, and emotional needs are recognized.

A MESSAGE FROM THE PRESIDENT

Dear Fellow Unitholder,

We are pleased to provide you with our third quarter interim report ending September 30, 2001.

Retirement REIT became a public entity by way of an Initial Public Offering on April 11, 2001 and became the largest Canadian REIT in terms of market capitalization operating in either the health care or residential sectors.

OPERATING RESULTS

Retirement REIT reported Distributable Income of $10,958,000 for the quarter ended September 30, 2001 which compares to $10,897,000 as set out in the prospectus forecast. For the five and a half month period ended September 30, 2001, Distributable Income was $20,590,000 as compared to $20,351,000 in the prospectus forecast for the same period. On a per unit basis, for the quarter, Distributable Income was $0.314 per unit or 0.6% ahead of forecast and on a period to date basis Distributable Income was $0.589 per unit or 1.2% above the prospectus forecast.

Total revenue for the quarter was $55.6 million, nominally below the forecast of $56.5 million. Operating expenses were $32.6 million, which was $0.8 million or 2.3% below forecast which offset the revenue decline.

Management is pleased that the results for the period are in line with the projection of Retirement REIT reporting $1.24 of Distributable Income per unit on an annualized basis.

BUSINESS PLAN

Our business plan at the time of the IPO called for the anticipated purchase of four Lease-Up Properties owned by Central Park Lodges Ltd over the subsequent twelve months.

Once the acquisition of these Lease-Up Properties is completed in mid 2002, the gross book value of the REIT's total assets will have increased by approximately $100 million or 12%. These acquisitions will enhance the quality of the portfolio and further diversify the REIT geographically.

On November 19, 2001 Retirement REIT completed the acquisition of Colonel By Retirement Residence in Ottawa and Kingsway Retirement Residence in Toronto, the first two of the four Lease-Up properties from Central Park Lodges Ltd. These two facilities have performed above initial projections, achieved fill-up in a shorter than expected timeframe and are excellent additions to our portfolio.

Subsequent to the quarter end, Retirement REIT entered into agreements to purchase a retirement home and a nursing placement agency.

The retirement home is Cedarbrooke Lodge, a 153 suite retirement home located in Toronto (Scarborough), Ontario. The purchase price was $14 million, payable $1 million in cash and $13 million, vendor-take-back financing. We expect to complete $2.4 million in structural renovations on this facility over the next 12 months. Market studies indicate that the current occupancy of 77% can be increased to 93% once the building is renovated and properly marketed.

The nursing placement agency is Medisys Nursing Placement, which provides nursing placement services in the Greater Montreal area. This acquisition which will cost $1 million, will be an excellent complement to our Central Health Services' operations in Quebec.

Both acquisitions are expected to close shortly.

UNIT EQUITY OFFERING

On November 19, 2001, the Trust completed an offering of 3,795,000 units at $11.75 per unit for gross proceeds of $44.5 million. The proceeds were used to fund the two Lease-Up acquisitions from Central Park Lodges Ltd and to pay down short-term banking facilities.

POSSIBLE COMBINATION WITH NURSING REIT

Retirement REIT also announced in October 2001 that management is exploring the possibility of a business combination with CPL Long Term Care REIT. If completed, the combined entity would have a market capitalization in excess of $700 million based on the current market capitalization of each of the entities, increased liquidity for Unitholders, greater access to capital and a range of potential synergies.

TRUST

The REIT paid distributions of $0.2625 per unit during the quarter ($0.0875 per month). This represents a payout ratio of distributions to distributable income during the quarter equal to 84%.

OUTLOOK

We believe that our results to date reflect a solid start to our first fiscal year. With a talented and energetic team in place, we are looking forward with confidence to meeting our targets.

Yours truly,

Barry Reichmann

Barry Reichmann

President and Chief Executive Officer
November 23, 2001

FINANCIAL HIGHLIGHTS – THIRD QUARTER 2001 *(UNAUDITED)*

OPERATING RESULTS

($000 except per Unit Amounts)	*Quarter Ended Sept. 30, 2001* Actual	Prospectus	Percent Improvement	*April 11, 2001 to Sept. 30, 2001* Actual	Prospectus[(1)]	Percent Improvement
Revenues	$55,681	$56,581	(1.6)%	$104,542	$106,380	(1.7)%
Operating Expenses	32,646	33,407	2.3%	61,288	62,960	2.7%
Income Before Interest and Depreciation (EBITDA)	19,485	19,345	0.7%	36,442	36,285	0.4%
Interest Expense	8,747	8,660	(1.0)%	16,313	16,331	0.1%
Net Income	7,029	7,203	(2.4)%	13,501	13,200	2.3%
Distributable Income	10,958	10,897	0.6%	20,590	20,351	1.2%
Distributable Income Per Unit (Basic)	$0.314	$0.312	0.6%	$0.589	$0.582	1.2%
Operating Margin	38.5%	38.1%	1.0%	38.6%	38.0%	1.6%

(1) *Apportioned from April 11 – September 30, 2001.*

FINANCIAL POSITION

($000)	*As at Sept. 30, 2001*	*As at June 30, 2001*
Total Assets	$846,576	$836,591
Total Debt	$491,118	$477,629
Unitholders' Equity (book value)	$331,066	$332,275
Units Outstanding at Quarter End *(000)*	34,952	34,946
Weighted Average Units Outstanding for the Quarter *(000)*	34,948	34,944

OPERATING STATISTICS

As at September 30, 2001	*Homes/Sites*	*Average Resident Occupancy*
Number of Retirement Homes		
Owned	73	6,938
Managed for Third Parties	2	–
Managed for CPLL [(1)]	8	–
Resident Occupancy		93%
Number of Development Sites (vacant)[(2)]	7	–
Number of Development Sites (construction commenced)[(2)]	3	–

(1) *Subsequent to quarter end, two of these homes were acquired by the REIT.*
(2) *Held in Central Park Lodges Ltd. ("CPLL")/CPD LP*

DISTRIBUTIONS PAID AND PAYOUT RATIO

For Period:	*Sept. 30, 2001*	*Aug. 31, 2001*	*July 31, 2001*	*Total*	*Period to June 30, 2001*
Distributions Paid Per Unit	$0.0875	$0.0875	$0.0875	$0.2625	$0.23
Distribution Payout Ratio				84%	84%

168

DEBT ANALYSIS

Debt to Gross Book Value

($000)	Loan Amount	Debt to Gross Book Value	Limitation
Long Term	$476,618	56%	60%
Short Term	14,500	2%	10%
Total	$491,118	58%	70%

Long Term Debt Maturities (Mortgages and Bonds)

Fiscal Periods Ended Dec. 31 ($000)	2001	2002	2003	2004	2005	2006	2006+	Total
	$2,975	$50,530	$61,848	$138,762	$39,559	$65,604	$117,340	$476,618
Percentage of total	1%	10%	13%	29%	8%	14%	25%	100%

	Sept. 30, 2001	June 30, 2001
Weighted Average Interest Rate (Mortgages and Bonds)	7.24%	7.25%
Percentage of Total Debt at Fixed Rate of Interest	94%	93%
Percentage of Mortgage Debt Insured by CMHC	49%	51%

REIT UNIT CLOSING PRICES (RRR.UN) AND RETURNS

	Quarter Ending Sept. 30, 2001	Period Ending June 30, 2001
High	$12.25	$11.05
Low	$10.70	$10.00
Close	$12.00	$10.74
Book Value per Unit	$9.47	$9.51
Volume of Units Traded (000)	3,373	3,481
Annualized Yield at Quarter/Period End	8.75%	9.8%
Return on Unitholders' Equity [(1)]	13.0%	13.0%

(1) Calculated as Distributable Income divided by the adjusted unitholders' equity, annualized. Adjusted unitholders' equity is defined as average equity for the quarter, plus the quarter's depreciation.

PORTFOLIO GEOGRAPHIC DISTRIBUTION

Retirement Home Properties [(1)]



Oregon
11%
Alberta
4%
Quebec
9%
Ontario
76%

(1) Based on retirement homes owned at September 30, 2001.

169

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar references unless otherwise stated are in thousands of dollars)

Management's discussion and analysis of results of operations should be read in conjunction with the Trust's unaudited financial statements for the quarter and period ended September 30, 2001 and the Prospectus dated March 30, 2001.

INITIAL PUBLIC OFFERING

Retirement Residences Real Estate Investment Trust ("Retirement REIT", "the Trust" or "the REIT") completed a successful offering of its units to the public on April 11, 2001. The Trust raised $205,000 to purchase various assets from Central Park Lodges Ltd.

The underwriters exercised an over allotment option, the proceeds ($5,000) of which were used to acquire units from Central Park Lodges Ltd. effectively reducing its interest in Retirement REIT to approximately 41% ownership of the REIT.

RETIREMENT REIT AND THE INDUSTRY

On September 30, 2001, the Trust owned 73 retirement homes, principally in Canada. In addition, the Trust managed 10 retirement homes, including 8 owned by CPLL. The Trust services approximately 7,000 residents in its owned facilities. Subsequent to quarter end, the Trust acquired 2 of the homes managed for CPLL. Retirement REIT also owns an in-home health care provider (Central Health Services or "CHS"), an interest in an institutional pharmacy (Classic Care Pharmacy Corporation), acts as manager and advisor to CPL Long Term Care Real Estate Investment Trust ("Nursing REIT"), and owns approximately 4% of the outstanding units of Nursing REIT. Nursing REIT is Canada's largest owner/operator of nursing homes.

Retirement REIT operates in what is known in the industry as the "Continuum of Care". The concept is that as a senior ages, he or she will require increasing levels of assistance in completing daily living activities. At first the care might be provided in the senior's own home, but eventually may require a move to a facility where higher levels of care are available. The facilities themselves range from Independent Living (seniors oriented apartment buildings) to Long-Term Care facilities. The Continuum of Care is illustrated in the table below, and indicates where the Trust operates within this range of care.


The Industry Senior Care Continuum
Home Health Care
Independent Living
Assisted Living
Specialty Care
Long Term Care
Subacute Care
Increasing Level of Care
Central Health Services ("CHS")
Retirement REIT's primary focus for investment of its capital
Retirement REIT provides management and advisory services to the Nursing REIT and owns 4% of the Nursing REIT

THE DEVELOPMENT PROGRAM

Through CPD LP ("CPD"), a subsidiary of Central Park Lodges Ltd., Retirement REIT has a dedicated development program with a right to purchase development properties at a formula discount price in return for the provision of recourse funding to CPD of a portion of the total development costs. CPD's business plan is to develop properties on an ongoing basis after consultation with and input from the REIT. CPD incurs a substantial portion of the development risk on the development properties. Retirement REIT, through its strategic relationship with CPD, mitigates its exposure to these development risks and shares in the financial benefits from the growth in new developments.

Retirement REIT and CPD have entered into an agreement whereby Retirement REIT is committed to provide mezzanine financing for three Initial Development Properties. It is estimated that the total amount of mezzanine loans for these properties will be $14 million. The interest rate (currently 10%) is a function of the distribution yield payable to Retirement REIT's Unitholders and cannot be less than 10% or more than 14%. The loan is secured by second mortgages on the related development properties and has a seven-year term of repayment from the date of the last advance. Under the terms of the development agreement, Retirement REIT has the option to acquire a development property financed, at the greater of its carried cost or 90% of its appraised fair market value. Retirement REIT also has the obligation to purchase a development property that it has financed at the above noted purchase price formula, if the property has achieved 75% occupancy and would be accretive to Retirement REIT at the time of purchase.

At September 30, 2001, Retirement REIT had advanced $4 million of mezzanine financing to CPD for the construction of three facilities, two in Calgary and one in Toronto.

Balance Sheet Analysis

Consolidated Balance Sheet

($000)	*Sept. 30, 2001*	*June 30, 2001*
Assets		
Retirement Home Properties	$768,967	$767,705
Management Contracts	40,138	41,008
Corporate Investments	12,746	12,540
Accounts Receivable and Other Assets	22,549	14,066
Cash and Cash Equivalents	2,176	1,272
	$846,576	$836,591
Liabilities		
Mortgages Payable	$338,618	$328,629
Bonds Payable	138,000	138,000
Bank Loan	14,500	11,000
Accounts Payable and Accrued Liabilities	24,392	26,687
	$515,510	$504,316
Unitholders' Equity	331,066	332,275
	$846,576	$836,591

ASSETS

Retirement Home Properties

The Retirement Home Properties comprise:

($000)	*Sept. 30, 2001*	*June 30, 2001*
Operating Assets		
Land	$89,128	$89,746
Building	633,554	630,777
Furniture and Equipment	32,223	31,938
Computers	4,551	3,285
Retirement Business	1,000	1,000
Less Accumulated Depreciation and Amortization	(4,561)	(2,113)
	755,895	754,633
Property under development and leased to Central Park Lodges Ltd.	13,072	13,072
	$768,967	$767,705

Retirement REIT's goal is to continue upgrading its portfolio, with the acquisition of retirement homes which are available in the market from time to time or developed by CPD. The REIT will also consider the divestiture of homes which are no longer core to the REIT's operations.

Additions to operating assets for the quarter are a result of Retirement REIT's ongoing capital expenditure program and the continued upgrading of the REIT's computer systems.

MANAGEMENT CONTRACTS

Management contracts principally represent the management and advisory contracts with the Nursing REIT.

Retirement REIT receives the following fees for its role in managing and advising the Nursing REIT:

- Management fees equal to 2.75% of gross revenue of the Nursing REIT's operating subsidiaries, paid monthly.
- An Annual Advisory Fee, payable quarterly, half received in Nursing REIT units, equal to 0.35% of the adjusted cost base of the Nursing REIT's assets.
- Other transaction based fees relating to the acquisition, disposition and financing of the Nursing REIT's assets.

CORPORATE INVESTMENTS

($000)	*Effective Equity Interest*	*Sept. 30, 2001*	*June 30, 2001*
Investment in Nursing REIT [1]	4%	$11,825	$11,688
Investment in Classic Care Pharmacy Corporation [2]	40%	921	852
		$12,746	$12,540

(1) The market value of the interest at September 30, 2001 was $12,207 (June 30, 2001 - $11,929).
(2) Classic Care Pharmacy Corporation is a private company.

The investment in Nursing REIT represents 876,972 units (June 30, 2001 – 852,045 units), which currently distributes $1.38 per unit to its holders on an annualized basis.

ACCOUNTS RECEIVABLE AND OTHER ASSETS

($000)	*Sept. 30, 2001*	*June 30, 2001*
Accounts Receivable and Other Assets	$22,549	$14,066

Accounts Receivable and Other Assets is comprised mainly of trade receivables, notes receivable, prepaid expenses, inventory, the unamortized balance of deferred financing charges and mezzanine loan advances to CPD.

The increase during the quarter was due mainly to mezzanine advances of $4.0 million (June 30, 2001 - nil) made to CPD to cover land and development costs on three development projects and to timing issues related to the payment of prepaid expenses and deposits.

LIABILITIES

($000)	Sept. 30, 2001	June 30, 2001
Mortgages Payable	$338,618	$328,629
Bonds Payable	138,000	138,000
	476,618	466,629
Bank Loan	14,500	11,000
	$491,118	$477,629

Long Term Debt Maturities (Mortgages and Bonds Payable)

Fiscal Periods Ended Dec. 31 ($000)	2001	2002	2003	2004	2005	2006	2006+	Total
	$2,975	$50,530	$61,848	$138,762	$39,559	$65,604	$117,340	$476,618
Percentage of Total	1%	10%	13%	29%	8%	14%	25%	100%

The Trust generally finances the acquisition of its retirement homes with a combination of equity and first mortgages. It is management's intention to renew or replace the mortgages as they mature. The weighted average interest rate on long term debt is 7.24% per annum.

Mortgages Payable

($000)	Sept. 30, 2001	June 30, 2001
Mortgages Payable	$338,618	$328,629
Less: Current Portion	(47,573)	(43,003)
	$291,045	$285,626

Interest rates on mortgages vary from 5.22% to 9.13% per annum.

The increase in mortgages payable at September 30, 2001 over June 30, 2001 reflects the refinancing of a number of facilities.

BONDS PAYABLE

At September 30, 2001, the REIT had outstanding the following secured mortgage bonds:

As at September 30, 2001 ($000) Series	Rate	Standard & Poor's (Canada) Rating	Amount	Due
Series A	6.92%	BBB-	$12,000	September 27, 2002
Series B	7.31%	BBB-	88,000	September 27, 2004
Series C	7.17%	BBB-	15,000	September 27, 2004
Series D	7.10%	BBB-	23,000	September 27, 2004
	7.23%		$138,000	

The bonds pay interest only semi-annually and are secured by a combination of first and second mortgages on 31 of the REIT's properties.

Bank Loan

($000)	Sept. 30, 2001	June 30, 2001
Bank Loan	$14,500	$11,000

Retirement REIT maintains a $50 million operating line which matures on May 15, 2002 and is extendible for an additional 364 days at the option of the lenders. At September 30, 2001, the effective incremental rate of borrowing on the line was 6% for prime based borrowing.

The increase in the bank loan during the quarter reflects draws on the line to provide mezzanine loans of $4 million to CPD.

Debt Limitations

	September 30, 2001		June 30, 2001	
($000)	Loan Amount	Debt to Gross Book Value	Loan Amount	Debt to Gross Book Value
Long Term	$476,618	56%	$466,629	56%
Short Term	14,500	2%	11,000	1%
Total	$491,118	58%	$477,629	57%

The REIT's Declaration of Trust stipulates that the Consolidated Debt to Gross Book Value ratios cannot exceed 10% for short-term debt and 60% for long-term debt.

CMHC Insurance

Retirement REIT utilizes Canada Mortgage and Housing Corporation ("CMHC") insurance on a number of its assets. The benefits of having this insurance include attractive interest rates, stronger likelihood of renewal, and enhancing the financing availability in secondary markets. These positives are mitigated by the upfront fees required. Of Retirement REIT's $338,618 in mortgage debt, $165,114, representing 49%, is insured under the CMHC program. Management is confident that lenders will renew the non-CMHC mortgage debt mortgages as these mature.

Fixed/Floating Interest Rate

Of Retirement REIT's $491,118 of Debt obligations, $461,061 or 94% has fixed interest rates and $30,057 or 6% is floating.

UNITHOLDERS' EQUITY

As at September 30, 2001 ($000) (except per unit data)	
Opening – June 30, 2001	$332,275
Net Income for the Period	7,029
Distributions Paid	(9,178)
Distribution reinvestment plan	98
Foreign Currency Translation Adjustment	842
	$331,066
Book value per unit as at September 30, 2001	$9.47

There are 4,000,000 units reserved for issuance under options, of which 1,980,000 options have been issued (representing 5.7% of the total issued units) to purchase units of the REIT at a range of exercise prices (1,920,000 units at $10.00 per unit and 60,000 units at $11.93 per unit). No options were exercised during the period.

Subsequent to the end of the quarter, the Trust completed an offering of 3,795,000 units at $11.75 per unit for gross proceeds of $44.5 million including the exercise of an over allotment option.

INCOME STATEMENT ANALYSIS

($000)	*Quarter Ended September 30, 2001*			*For the Period April 11, 2001 to September 30, 2001*		
	Actual	*Prospectus*	*Percent Change*	*Actual*	*Prospectus*[1]	*Percent Change*
Retirement Operations						
Retirement Home Revenue	$48,153	$48,769	(1.3)%	$90,539	$91,730	(1.3)%
Retirement Home Operating Expenses	(28,396)	(28,828)	1.5%	(53,371)	(54,292)	1.7%
Retirement Home Operating Income	19,757	19,941	(0.9)%	37,168	37,438	(0.7)%
Home Health Care Operations						
Home Health Care Revenue	4,898	5,173	(5.3)%	9,198	9,777	(5.9)%
Home Health Expenses	(4,250)	(4,579)	7.2%	(7,917)	(8,668)	8.7%
Home Health Care Operating Income	648	594	9.1%	1,281	1,109	15.5%
Nursing REIT Fee Income:						
Advisory	816	859	(5.0)%	1,555	1,609	(3.4)%
Management	961	1,145	(16.1)%	1,803	2,096	(14.0)%
Nursing REIT Equity Income	94	142	(33.8)%	198	265	(25.3)%
Nursing REIT Income	1,871	2,146	(12.8)%	3,556	3,970	(10.4)%
Other Income and Expense						
CPLL Fee Income	431	348	23.9%	800	655	22.1%
Other Income	328	145	126.2%	449	248	81.0%
G&A Expense	(3,401)	(3,581)	5.0%	(6,443)	(6,666)	3.3%
Trust Expenses	(149)	(248)	39.9%	(369)	(469)	21.3%
Income Before Undernoted Items (EBITDA)	19,485	19,345	0.7%	36,442	36,285	0.4%
Interest Expense	8,747	8,660	(1.0)%	16,313	16,331	0.1%
Income before Depreciation and Amortization	10,738	10,685	0.5%	20,129	19,954	0.8%
Depreciation and Amortization	3,709	3,482	(6.5)%	6,628	6,754	1.9%
Net Income	7,029	7,203	(2.4)%	13,501	13,200	2.3%
Add Nursing REIT Distributions in Excess of Income	220	212	3.8%	461	397	16.1%
Add Depreciation and Amortization	3,709	3,482	6.5%	6,628	6,754	(1.9)%
Distributable Income	$10,958	$10,897	0.6%	$20,590	$20,351	1.2%
Property Operating Margin [2]	38.5%	38.1%		38.6%	38.0%	

(1) Apportioned from April 11, 2001 – September 30, 2001.

(2) Property operating margin is calculated as the total of Retirement Home Operating Income plus Home Health Care Operating Income as a percentage of the total of Retirement Home Revenue plus Home Health Care Revenue.

177

REVENUES

Resident revenue includes revenue from both the Retirement Homes and the Home Health Care ("CHS") businesses, as set out below:

	Quarter Ended September 30, 2001		April 11, 2001 to September 30, 2001	
($000)	*Actual*	*Prospectus*	*Actual*	*Prospectus* (1)
Retirement Home Revenue	$48,153	$48,769	$90,539	$91,730
Home Health Care Revenue	4,898	5,173	9,198	9,777
Total Resident Revenue	$53,051	$53,942	$99,737	$101,507

(1) Apportioned from April 11, 2001 – September 30, 2001.

Total Resident revenue for the quarter was $53 million which is $0.9 million or 1.6% below the prospectus forecast for the quarter. On a period to date basis Resident revenue was $99.7 million or 1.7% below the prospectus forecast.

Retirement Home revenue for the quarter of $48.2 million was 1.3% below the prospectus forecast and the period to date level of $90.5 million was 1.3% below the prospectus forecast. The facilities continue to deal with softening of occupancy in certain markets due to competition from newly opened facilities and the lower care levels of new residents.

Home Health Care revenue for the quarter was $4.9 million which was 5.3% below forecast. Period to date revenue was $9.2 million which is 5.9% below forecast. The decline in revenue is due primarily to the loss of government contract revenue as a result of increased competition. It is normal within the industry to be awarded new government contracts and lose others within a fiscal year.

OPERATING EXPENSES

	Quarter Ended September 30, 2001		April 11, 2001 to September 30, 2001	
($000)	*Actual*	*Prospectus*	*Actual*	*Prospectus* (1)
Retirement Home Operating Expenses				
Salaries, Wages, Purchased Services, Benefits	$18,960	$19,169	$35,622	$36,007
Direct Resident Services	3,482	3,501	6,481	6,578
Maintenance, Marketing and Direct Administrative	2,565	2,483	4,844	4,692
Utilities and Property Taxes	3,389	3,675	6,424	7,015
	28,396	28,828	53,371	54,292
Home Health Care Operating Expenses	4,250	4,579	7,917	8,668
Total Operating Expenses	$32,646	$33,407	$61,288	$62,960

(1) Apportioned from April 11, 2001 – September 30, 2001.

For the quarter ended September 30, the total Retirement Home Operating Expenses were $28.4 million which is 1.5% below the prospectus forecast. The year to date expenses are 1.7% below the prospectus forecast. Reductions have been realized in staffing levels, direct resident costs and utilities in both the quarter and year to date period.

Increased costs of marketing, to address lower occupancy levels, and timing of preventative maintenance during the summer months has caused the Maintenance, Marketing and Direct Administrative expenses to be slightly above the prospectus forecast for both the quarter and period to date.

OPERATING MARGINS

Retirement REIT's operating margin was 38.5% for the quarter and 38.6% on a period to date basis representing a nominal improvement from the margins indicated in the March 30, 2001 Prospectus.

NURSING REIT OPERATIONS

		Quarter Ended September 30, 2001		April 11, 2001 to September 30, 2001	
($000)	*Variable*	*Actual*	*Prospectus*	*Actual*	*Prospectus* (1)
Nursing REIT Income:					
Advisory	.35%	$816	$859	$1,555	$1,609
Management	2.75%	961	1,145	1,803	2,096
Nursing REIT Equity Income		94	142	198	265
Total Nursing REIT Income		$1,871	$2,146	$3,556	$3,970

(1) Apportioned from April 11, 2001 – September 30, 2001.

Nursing REIT Advisory fees are equal to 0.35% of the adjusted cost base of the Nursing REIT assets. A slower than anticipated growth in the Nursing REIT's developments has resulted in a nominal variance from forecast.

Nursing REIT Management fees are equal to 2.75% of revenues generated by the Nursing REIT and are presented net of certain direct costs incurred by Retirement REIT in earning those fees. Anticipated Government funding increases in the Nursing Industry have been delayed while administrative costs have increased resulting in lower net management fees for the period.

Nursing REIT presently has 15 sites under construction which, when opened, will add to the fee income being generated under its management and advisory agreements with Retirement REIT.

On August 9, 2001, the Nursing REIT announced a change in their distribution payout ratio from 100% to a level which more closely aligns the Nursing REIT with other REITs. This change is not significant to Retirement REIT and will not affect its results materially.

CPLL FEE INCOME

CPLL Fee income includes management fees charged to CPLL and CPD for management services provided on properties and developments owned by CPLL and CPD. The increase from the prospectus forecast is due to unbudgeted properties managed on behalf of CPLL during the period.

OTHER INCOME

Other income includes the 40% share of the net income of Classic Care Pharmacy Corporation, management fees for management services provided to Balanced Care Corporation (which were not included in the prospectus forecast) and interest income on the mezzanine loans provided to CPD.

GENERAL AND ADMINISTRATIVE EXPENSE

G&A expenses include all of the Head Office administrative expenses of the Retirement REIT.

TRUST EXPENSES

Trust expenses are comprised of fees incurred for the trustees, expenses of trustee meetings, transfer agent costs, and fees related to communications with the Unitholders.

INTEREST EXPENSE

Interest expense relates to interest paid on Retirement REIT's mortgages, bonds and bank loan.

Total interest expense of $8.7 million for the quarter is nominally higher than the forecast by $0.09 million or 1% due to interest charges on higher than forecasted short term draws on the floating rate bank debt.

Period to date interest expense of $16.3 million is $0.02 million or 0.1% lower than the prospectus forecast due to several properties being refinanced at lower rates and decreases in interest rates on floating rate debt.

DISTRIBUTABLE INCOME

Distributable income of $11 million for the quarter and $20.6 million for the year to date period nominally exceeded the forecast in the Prospectus. Distributions to Unitholders totaled $9.2 million, or 84% of the distributable income for the quarter. Distribution to Unitholders totaled $17.2 million or 84% on a period to date basis.

FINANCIAL CONDITION

Funds from Operations

Funds from operations is equivalent to Retirement REIT's Distributable Income.

The operating plan of the Trust provides for the retention of cash or debt capacity to meet the capital requirements of operations and principal debt repayments. The Trust believes it has sufficient capacity under its credit facilities to fund ongoing capital expenditures and principal debt obligations.

As a significant portion of the Trust's income is paid to Unitholders, opportunities for future growth of the portfolio are generally dependent upon access to new capital from the capital markets under favourable conditions.

The attached unaudited interim financial statements present further information on financial risk management.

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2001 AND JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS) UNAUDITED*

	Note	Sept. 30, 2001	June 30, 2001
Assets			
Retirement home properties	8	$768,967	$767,705
Management contracts	9	40,138	41,008
Corporate investments	10	12,746	12,540
Accounts receivable and other assets	20	22,549	14,066
Cash and cash equivalents		2,176	1,272
		$846,576	$836,591
Liabilities			
Mortgages payable	11	$338,618	$328,629
Bonds payable	12	138,000	138,000
Bank loan	13	14,500	11,000
Accounts payable and accrued liabilities		24,392	26,687
		515,510	504,316
Unitholders' Equity	14	331,066	332,275
		$846,576	$836,591
Commitments	15		

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS) UNAUDITED*

	Note	Quarter Ended Sept. 30, 2001	April 11, 2001 to Sept. 30, 2001
Revenues			
Resident revenue		$53,051	$99,737
Nursing REIT – management and advisory fees	4	1,777	3,358
Nursing REIT – equity income	5	94	198
CPLL – fee income	20	431	800
Interest and other income		328	449
		55,681	104,542
Expenses			
Direct operating expenses		32,646	61,288
General and administrative expenses		3,401	6,443
		36,047	67,731
Income From Operations before the undernoted		19,634	36,811
Trust expenses		149	369
Income before interest, depreciation and amortization (EBITDA)		19,485	36,442
Interest expense	6	8,747	16,313
Income before depreciation and amortization		10,738	20,129
Depreciation and amortization		3,709	6,628
Net Income for the Quarter/Period		7,029	13,501
Add:			
Nursing REIT distributions in excess of income		220	461
Depreciation and amortization		3,709	6,628
Distributable Income		$10,958	$20,590
Per Unit Calculations:	19		

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY
SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS) UNAUDITED*

	Quarter Ended Sept. 30, 2001	*April 11, 2001 to Sept. 30, 2001*
Unitholders' Equity, Beginning of Quarter/Period		
Opening	$332,275	$–
Subscriptions including distribution reinvestment plan	98	349,562
Issue costs	–	(15,127)
Distributions	(9,178)	(17,216)
Net income for the period	7,029	13,501
Foreign currency translation adjustment	842	346
Unitholders' Equity, End of Quarter/Period	$331,066	$331,066

CONSOLIDATED STATEMENTS OF CASH FLOWS

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS) UNAUDITED*

	Note	Quarter Ended Sept. 30, 2001	April 11, 2001 to Sept. 30, 2001
Net inflow (outflow) of cash related to the following activities:			
Operating			
Net income for the period		$7,029	$13,501
Items not affecting cash:			
Depreciation and amortization		3,709	6,628
Distribution from Nursing REIT in excess of income		220	461
Funds from operations		10,958	20,590
Changes in other operating assets and liabilities		(6,207)	(2,177)
		4,751	18,413
Financing			
Net proceeds from offering of units (net of issue costs)	2	-	184,873
Net proceeds from mortgage financings		10,487	10,487
Increase in bank loan		3,500	14,500
Principal debt repayments		(1,699)	(16,740)
Distributions to unitholders		(9,080)	(17,088)
		3,208	176,032
Investing			
Acquisitions of assets in IPO (net of debt assumed)		-	(183,252)
Mezzanine Loan to CPD		(4,062)	(4,062)
Increase in other assets and notes receivable		(590)	(1,793)
Capital expenditures		(2,529)	(3,283)
		(7,181)	(192,390)
Foreign exchange gain on amounts held in foreign currency		126	121
Net increase in cash and cash equivalents during the period		904	2,176
Cash and cash equivalents at beginning of period		1,272	-
Cash and Cash Equivalents at end of period		$2,176	$2,176
Interest paid during the quarter/period		$11,159	$14,440

The accompanying notes are an integral part of the financial statements.

1. **The Trust**

Retirement Residences Real Estate Investment Trust (the "Trust") and its subsidiaries ("Retirement REIT") is an unincorporated closed-end real estate investment trust created pursuant to a Declaration of Trust dated December 28, 2000, is governed by the laws of Ontario, and began operations on April 11, 2001. Retirement REIT primarily invests in real properties operated as Retirement Homes in Canada and the United States. The Trust leases the properties it owns to wholly-owned subsidiaries which operate the Retirement Homes.

2. **Acquisitions**

On April 11, 2001, Retirement REIT completed an Initial Public Offering ("IPO") and acquired from Central Park Lodges Ltd. ("CPLL") a portfolio of 74 retirement properties, 852,045 Units of CPL Long Term Care Real Estate Investment Trust ("Nursing REIT"), management, advisory and other agreements with Nursing REIT, a home healthcare business, third party retirement home management contracts, a 40% interest in an institutional pharmacy business, cash and current assets, and assumed obligations related to mortgages, bonds and current liabilities (the "Net Assets"). The transaction involved the issue of $205 million of Treasury Units at $10 per unit, with the proceeds, net of issue costs, used together with the assumption of obligations and the issuance to CPLL of approximately 9 million Units of Retirement REIT and approximately 6 million Class B exchangeable Units of a subsidiary of Retirement REIT ("Retirement REIT Opco") (exchangeable for fully paid Units of Retirement REIT at the option of CPLL) to purchase the Net Assets.

The IPO transaction has been accounted for as follows:

	($000's)
Retirement Home Properties	$769,430
Management contracts	41,782
Corporate investments	12,729
Net working capital	(7,541)
Mortgages payable	(344,093)
Bonds payable	(138,000)
Initial equity	$334,307

3. **Significant Accounting Policies**

These consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles. The principal accounting policies of the Trust are summarized as follows:

(a) **Consolidation**

The consolidated financial statements include the accounts of Retirement REIT and its subsidiaries.

3. Significant Accounting Policies (continued)

(b) **Revenue Recognition**

Revenue is recognized when services are provided to residents.

(c) **Direct Operating Expenses**

Direct operating expenses include the direct operating costs of the facilities and the home healthcare branches.

(d) **Retirement Home Properties**

Retirement Home Properties are recorded at the lower of cost net of accumulated depreciation and net recoverable amount. Retirement Home Properties are depreciated using the sinking fund method. Under this method, an increasing amount is charged to income consisting of a fixed annual sum, together with interest compounded at 5% per annum, so as to fully amortize the cost of real property over their estimated useful lives of up to 40 years.

Property under development and leased to CPLL is recorded at the lower of initial cost plus development costs and net recoverable amount.

Furniture, fixtures and equipment are depreciated over their estimated useful lives of up to 10 years.

(e) **Management Contracts – Nursing REIT**

Management contracts are amortized over their estimated useful lives of 12 years.

(f) **Retirement Home Businesses (Goodwill)**

Goodwill represents the excess purchase price paid for the Retirement Home Business over the fair value assigned to the net assets acquired and is amortized on a straight-line basis over its estimated useful life of 20 years.

(g) **Corporate Investments**

The investments in the Nursing REIT and Classic Care Pharmacy Corporation, an institutional pharmacy business, are recorded using the equity method.

The investments are recorded at cost plus the pro rata share of the investees' net income or loss, less distributions received.

(h) **Foreign Currency Translation**

Assets and liabilities of self-sustaining operations are translated to Canadian dollars at the rates in effect at the balance sheet date. Income and expenses are translated at the average rate of exchange for the period. The resulting gains or losses are accumulated as a separate component of Unitholders' equity.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

3. Significant Accounting Policies (continued)

(i) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from these estimates.

(j) Unit Option Plan

The Trust has a Unit Option Plan, as described in Note 14(b). No compensation expense is recognized for the Plan when Units or Unit Options are issued to employees, consultants or Trustees. Any consideration paid by employees, consultants or Trustees on the exercise of Options or the purchase of Units is credited to Unitholders' Equity. If Units or Unit Options are repurchased from employees, consultants or Trustees, the excess of the consideration paid over the carrying amount of the Unit or Unit option cancelled is charged to Unitholders' Equity.

(k) Distribution Reinvestment Plan ("DRIP")

The Trust has a DRIP whereby Canadian Unitholders may elect to have their distributions of income from Retirement REIT automatically reinvested in additional Units. Unitholders who so elect will receive a further distribution of Units equal in value to 3% of each distribution that was reinvested.

4. Management and Advisory Fees

The management and advisory fees earned during the period arise from the management services provided to Nursing REIT as follows:

	Quarter Ended Sept. 30, 2001	*April 11, 2001 to Sept. 30, 2001*
Nursing REIT		
Advisory Fees	$816	$1,555
Management Fees	961	1,803
	$1,777	$3,358

Advisory and Management Fees are presented net of General and Administrative costs of $2,648 for the quarter and $4,887 on a period to date basis.

5. Nursing REIT Equity Income

For the period April 11, 2001 to September 30, 2001, Retirement REIT received distributions from Nursing REIT amounting to $659, of which $198 was recorded as equity income, and $461 was recorded as a return of investment.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS)* *UNAUDITED*

6. Interest

Interest expense consisted of the following:

	Quarter Ended Sept. 30, 2001	*April 11, 2001 to Sept. 30, 2001*
Interest on mortgages payable	$5,991	$11,267
Interest on bonds payable	2,514	4,727
Interest on bank loan	242	319
	$8,747	$16,313

7. Income Taxes

The Trust is taxed as a "Mutual Fund Trust" for Canadian income tax purposes. Pursuant to the Declaration of Trust, the Trustees intend to distribute or designate all taxable income directly earned by the Retirement REIT to Unitholders of the Retirement REIT and to deduct such distributions and designations for Canadian income tax purposes. Therefore, no provision for Canadian income taxes has been made.

8. Retirement Home Properties

Retirement Home Properties are comprised of the following:

	Sept. 30, 2001	*June 30, 2001*
Operating assets		
Land	$89,128	$89,74
Buildings	633,554	630,77
Furniture and equipment	32,223	31,93
Computers	4,551	3,28
Retirement Home Businesses (Goodwill)	1,000	1,00
Less accumulated depreciation and amortization	(4,561	
	755,895	754,63
Property under development and leased to CPLL	13,072	13,07
	$768,967	$767,70

On September 7, 2001, the Trust sold a 40 bed retirement home for gross proceeds of $725 paid by way of $250 in cash and the balance in vendor take back financing. No gain or loss resulted from this transaction.

9. Management Contracts

	Sept 30, 2001	*June 30, 2001*
Nursing REIT management and advisory contracts	$38,882	$38,882
Other management contracts	2,900	2,900
Less accumulated amortization	(1,644)	(774)
	$40,138	$41,008

10. **Corporate Investments**

	Effective Ownership Interest	*Sept. 30, 2001*	*June 30, 2001*
Nursing REIT – 876,972 Units (June 30 – 852,045)	4%	$11,825	$11,688
Classic Care Pharmacy Corporation	40%	921	852
		$12,746	$12,540

The investment in Nursing REIT had an approximate market value at September 30, 2001 of $12,207 (June 30, 2001 - $11,929).

11. **Mortgages Payable**

Mortgages payable consist of the following:

	Weighted Average Interest	*Sept. 30, 2001*	*June 30, 2001*
Fixed	7.32%	$323,062	$305,584
Floating	5.75%	15,556	23,045
	7.25%	$338,618	$328,629

The current portion of mortgages payable amounts to $47,573 (June 30, 2001 - $43,003).

Mortgages payable includes U.S. mortgages amounting to $29,356 (Cdn) (June 30, 2001 - $28,247 (Cdn)). Retirement REIT has provided first charges on U.S. properties as security for the debt. These mortgages are non-recourse to the Trust. Fixed rate mortgages payable represents 95% (June 30, 2001 –93%) of total mortgage debt.

12. **Bonds Payable**

At September 30, 2001, the REIT had outstanding the following secured mortgage bonds:

As at September 30, 2001 ($000)

Series	*Rate*	*Standard & Poor's (Canada) Rating*	*Amount*	*Due*
Series A	6.92%	BBB-	$12,000	September 27, 2002
Series B	7.31%	BBB-	88,000	September 27, 2004
Series C	7.17%	BBB-	15,000	September 27, 2004
Series D	7.10%	BBB-	23,000	September 27, 2004
	7.23%		$138,000	

The bonds pay interest only, semi-annually and are secured by a combination of first and second mortgages on 31 of the Trust's properties, all of which are located in Canada.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

13. Bank Loan

	Sept. 30, 2001	*June 30, 2001*
Bank Loan	$14,500	$11,000

The bank loan is a $50,000 revolving facility provided by two Canadian chartered banks. The loan is due May 15, 2002, extendible for an additional 364 days at the option of the lenders. The loan bears interest at floating rates, which at September 30, 2001 was 6% (June 30, 2001 - $7%) per annum for prime based borrowings.

14. Unitholders' Equity

(a) Units issued and outstanding

The interests in the Trust are represented by a single class of Units which are unlimited in number. Each Unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of Units issued and outstanding are as follows:

	Units	*Amount*
Issuance of Units on April 11, 2001, pursuant to a Prospectus dated March 30, 2001	34,943,458	$349,434
Issue costs		(15,127)
Units issued in connection with the Distribution Reinvestment Plan (1)	8,824	128
Balance at September 30, 2001	34,952,282	$334,435

(1) Please note that the units issued in connection with the distribution reinvestment plan for the month of September were issued in the month of October.

(b) Unit Option plan

On April 11, 2001, Retirement REIT adopted a Unit Option Plan, which is subject to the rules of The Toronto Stock Exchange. The total number of Units in respect of which options may be granted under the plan may not exceed 4,000,000 Units. The Unit Option Plan provides that at no time shall the number of Units reserved for issuance under the plan exceed 10% of the then outstanding Units. Options are granted at an exercise price of no less than the market price at the time of the grant and have a maximum term of 10 years. 1,980,000 options had been granted at a range of exercise prices (1,920,000 at $10.00 per unit and 60,000 at $11.93 per unit) and remained outstanding as of September 30, 2001.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

15. **Commitments**

Retirement REIT and CPLL have entered into an agreement whereby Retirement REIT is committed to purchase four properties identified by the parties as Initial Lease-Up Properties from CPD LP ("CPD") in the Prospectus dated March 30, 2001 (i.e. Kingsway Retirement Residence (Toronto, Ontario); Meadowlands Retirement Residence (Medicine Hat, Alberta); Riverbend Retirement Residence (Edmonton, Alberta); and Colonel By Retirement Residence (Ottawa, Ontario)) upon stabilization (i.e. achieving 95% occupancy) of such property, up to March 31, 2002 (see Subsequent Event note 21(b)). After that date, the Retirement REIT is obligated to purchase each Initial Lease-Up Property if it is stabilized and if the acquisition would be accretive to the Retirement REIT at the date of purchase. Two of the Initial Lease-Up Properties (Colonel By and Kingsway) were purchased on November 19, 2001.

Retirement REIT and CPLL have entered into an agreement whereby the Retirement REIT is committed to provide mezzanine financing to CPD for each of three properties identified as Initial Development Properties in the Prospectus (i.e. Eau Claire (Calgary, Alberta); McKenzie Towne (Calgary, Alberta); and The Claremont (Toronto, Ontario)). The maximum mezzanine loans committed for the three Initial Development Properties is $20,300 however, it is estimated that the actual total amount of mezzanine financing for these properties will be approximately $14,000. The mezzanine loans bear interest at the rate of the monthly average cash distributions on outstanding Retirement REIT Units, but not less than 10% or more than 14%. The loans will be secured by second mortgages on the related development properties and will have a seven-year term of repayment from the date of the last advance. Under the terms of the development agreement, Retirement REIT has the obligation to purchase a development property that Retirement REIT has financed, at the greater of its carried cost and 90% of appraised value, if the property has achieved 75% occupancy and would be accretive to the Retirement REIT at the time of purchase.

16. **Financial Risk Management (Financial Instruments)**

Retirement REIT has U.S. operations, issued short and long term debt and operates in a competitive environment. These activities result in various financial risks including changes in foreign currency exchange rates and interest rates. The following describes these financial risks and how they are managed by Retirement REIT.

(a) **Foreign Currency Exchange Risk**

Foreign currency exchange risk results from changes in exchange rates between Retirement REIT's reporting currency (Canadian dollars) and the U.S. dollar. At September 30, 2001, 6% of Retirement REIT's assets at book value were held in the United States and 6.5% of its distributable income before corporate costs was generated in the United States. A one cent change in the cost of U.S. dollars would change distributable income for the quarter by $5. The U.S. operations are funded primarily through U.S. dollar debt which serves to mitigate foreign currency exchange risk.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

16. Financial Risk Management (Financial Instruments) (continued)

(b) Interest Rate Risk

Interest rate risk arises with changes in interest costs which affect Retirement REIT's floating rate debt on an ongoing basis and its long term debt upon renewal. At September 30, 2001, 6% of Retirement REIT's long term debt is floating. Each 0.25% change in interest rates changes annual interest costs by $75. To limit interest rate risk Retirement REIT fixes the interest rate on its long term debt to the extent possible. During the quarter end, three floating rate mortgages were replaced with fixed rate debt, reducing the percentage of floating rate debt from 7% to 6%. Generally, the Trust fixes the term of long term debt for between five and ten years. To limit exposure to the risk of higher rates at renewal, Retirement REIT spreads the maturities of its fixed rate long term debt over time.

(c) Fair Value

Fair value represents management's estimate of current market value at a given point in time. The fair value of accounts receivable, restricted cash, and bank indebtedness are determined to be the carrying value of these assets and liabilities at September 30, 2001 due to their short term nature. The weighted average interest rate on long term debt was 7.24% compared to a market rate of 6.4%, resulting in a fair market value of the debt being greater than carried value by $69 million.

17. Segmented Disclosure – Income by Geographic Segment

	For the Quarter Ended September 30, 2001				
	Quebec	*Ontario*	*Alberta*	*Oregon*	*Total*
Retirement home revenue	$4,152	$37,486	$3,155	$3,360	$48,153
Home healthcare revenue	525	3,175	1,198	–	4,898
	4,677	40,661	4,353	3,360	53,051
Direct operating expenses:					
Salary, wages, purchased services and benefits	2,024	18,037	1,988	1,162	23,211
Direct residence services	493	2,561	212	215	3,481
Maintenance, marketing and direct administrative	167	1,991	160	247	2,565
Utilities and property taxes	442	2,590	140	217	3,389
	3,126	25,179	2,500	1,841	32,646
Property operating income	$1,551	$15,482	$1,853	$1,519	20,405
Nursing REIT fees					1,777
Nursing REIT equity income					94
CPLL fee income					431
Interest and other income					328
Trust expenses					(149)
General and administrative expense					(3,401)
Income before under-noted items (EBITDA)					19,485
Interest expense					(8,747)
Depreciation and amortization					(3,709)
Net income for the period					$7,029

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS)* UNAUDITED

17. Segmented Disclosure – Income by Geographic Segment (continued)

	For the Period April 11, 2001 to September 30, 2001				
	Quebec	*Ontario*	*Alberta*	*Oregon*	*Total*
Retirement home revenue	$8,237	$70,016	$5,957	$6,329	$90,539
Home healthcare revenue	925	6,147	2,126	–	9,198
	9,162	76,163	8,083	6,329	99,737
Direct operating expenses:					
Salary, wages, purchased services and benefits	3,735	34,009	3,597	2,199	43,540
Direct residence services	916	4,765	400	399	6,480
Maintenance, marketing and direct administrative	321	3,762	284	477	4,844
Utilities and property taxes	834	4,868	321	401	6,424
	5,806	47,404	4,602	3,476	61,288
Property operating income	$3,356	$28,759	$3,481	$2,853	38,449
Nursing REIT fees					3,358
Nursing REIT equity income					198
CPLL fee income					800
Interest and other income					449
Trust expenses					(369)
General and administrative expense					(6,443)
Income before under-noted items (EBITDA)					36,442
Interest expense					(16,313)
Depreciation and amortization					(6,628)
Net income for the period					$13,501
Total Assets	$98,403	$641,112	$55,056	$52,005	$846,576
Total Liabilities	96,922	335,459	52,493	30,636	515,510
Expenditures for segment assets:					
Capital improvements	$286	$2,865	$71	$61	$3,283

18. Distributions to Unitholders

Distributions to Unitholders are computed based on distributable income as defined by the Declaration of Trust.

Distributable income is defined as net income of Retirement REIT and its consolidated subsidiaries, as determined in accordance with Canadian generally accepted accounting principles, subject to the following adjustments as set out in the Declaration of Trust: adding back depreciation, amortization of licenses and goodwill to the computation, excluding any gains or losses on the disposition of any asset, and any other adjustments determined by the Trustees in their discretion. Distributable income shall include all income received by Retirement REIT and its subsidiaries from the Nursing REIT Units it holds, whether such distributions constitute income, return of capital, depreciation or amortization.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

18. Distributions to Unitholders (continued)

Distribution to Unitholders

	Quarter Ended Sept. 30, 2001	*April 11, 2001 to Sept. 30, 2001*
Net income	$7,029	$13,501
Add: Nursing REIT distribution in excess of income	220	461
Add: Depreciation and amortization	3,709	6,628
Distributable income	10,958	20,590
Retained amount		(3,374)
Distributed to Unitholders	$9,178	$17,216

19. Per Unit Calculations

	Quarter Ended Sept. 30, 2001	*April 11, 2001 to Sept. 30, 2001*
Net income per unit - Basic	$0.201	$0.386
Net income per unit - Diluted	$0.200	$0.384
Distributable income per unit – Basic	$0.314	$0.589
Distributable income per unit - Diluted	$0.312	$0.586

Basic net income per unit and distributable income per unit are calculated based on a weighted average of 34,948,000 units.

Diluted net income per unit and distributable income per unit information for the period from April 11, 2001 to September 30, 2001 is calculated based on a weighted average of 35,114,000 units, which reflects the exercise of 1,920,000 outstanding options since the issue price of these options was less than the average market price of the units during the period.

20. Related Party Transactions

(a) Retirement REIT has entered into the following agreements with CPLL:

(i) An agreement to provide management services to CPLL at the rate of 4% of the projected stabilized revenue of the managed properties.

(ii) An agreement relating to the development of Retirement Homes by CPD a subsidiary of CPLL and the rights and obligations of Retirement REIT to finance and acquire these properties.

For the quarter ended September 30, 2001, Retirement REIT had earned $431 in management fees from CPLL.

(b) Included in accounts receivable and other assets is a mezzanine loan advanced to CPD in the quarter in the amount of $4,062 pursuant to the commitments described in note 15.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

21. Subsequent Events

(a) Subsequent to the quarter end, Retirement REIT filed a Short Form Prospectus in connection with its sale to a syndicate of underwriters of 3,450,000 Retirement REIT units at $11.75 per unit to raise gross proceeds of $40.5 million. In addition, the underwriters exercised their over-allotment option, to acquire an additional 10% of the units at the same price. The transaction closed on November 19, 2001. Retirement REIT used the proceeds to pay the cash portion of the purchase price of the acquisitions described below. The balance of the net proceeds of the offering was used to pay down Retirement REIT's short-term banking facilities.

(b) Retirement REIT acquired two of the Initial Lease-up Projects, known as the Colonel By Retirement Residence and the Kingsway Retirement Residence, for approximately $31 million and $34 million respectively on November 19, 2001.

Retirement REIT has entered into an agreement to acquire a retirement home in Toronto, Ontario. The purchase price of $14 million is comprised of $1 million in cash and $13 million in vendor take-back financing. After the completion of the purchase, Retirement REIT expects to spend approximately $2.4 million on structural renovations.

Retirement REIT has entered into an agreement to acquire a nursing placement agency in Montreal, Quebec. The purchase price will total approximately $1 million.

The acquisitions are expected to close prior to December 31, 2001.

(c) Retirement REIT announced on October 18, 2001 that it is exploring the possibility of a business combination with the Nursing REIT. Any proposed combination would be subject to approval by the respective Boards of Trustees, independent valuations and Unitholders and regulatory approvals. Retirement REIT provides management and advisory services to the Nursing REIT and owns approximately 4% of the outstanding units of the Nursing REIT.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

CORPORATE INFORMATION

UNITHOLDER INQUIRIES

Retirement REIT welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries should be directed to Greg Bowman, Vice President, Corporate Finance (416) 929-5430 ext 264 or via e-mail at gbowman@retirementreit.com.

Unitholders' questions relating to distributions, address changes and Unit certificates should be directed to the company's Transfer Agent:

CIBC Mellon Trust Company

By mail:	P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:	199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9 Attention: Courier Window
Tel:	(416) 643-5500
Toll Free:	(800) 387-0825 (throughout North America)
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

STOCK EXCHANGE LISTING

Retirement REIT units are listed on The Toronto Stock Exchange under the symbol RRR.UN.

DISTRIBUTION REINVESTMENT PLAN

Retirement REIT's Unitholders, who hold Units of record or through a broker or other investment dealer recognized by the Canadian Depository for Securities Ltd. are able to conveniently and economically increase their holdings in Retirement REIT by taking advantage of the Trust's Distribution Reinvestment Plan.

Monthly distributions are automatically reinvested in additional Retirement REIT units without payment of brokerage commissions.

Participants in the Plan acquire additional units of the REIT, based on the average closing price for the five trading days immediately preceding the distribution date. For each $1.00 reinvested, participants receive $1.03 of new units. The Plan is available to Canadian residents only. Please contact your broker for enrolment information.

DISTRIBUTION DATES [1]

Record Date – approximately last business day of each month
Payment Date – approximately 15th of following month or December 31

(1) Actual distribution dates and amounts are reported monthly.

TRUSTEES AND SENIOR MANAGEMENT

ESTIMATED DISTRIBUTION TAX PROFILE (1)

	Tax Deferred
Period to December 31, 2001	53%
Year to December 31, 2002	70%

(1) Non-resident US Unitholders are subject to a 15% withholding tax on the taxable portion of the Distribution.

Plan Eligibility: RRSP, RRIP, DPSP

MANAGED REIT

CPL Long Term Care Real Estate Investment Trust
614 Coronation Boulevard, Suite 200
Cambridge, Ontario N1R 3E8

Tel: 519-622-1840
Fax: 519-622-8884
Web Site: www.cplreit.com

Auditors
Deloitte & Touche LLP

Legal Counsel
Goodmans LLP

Principal Bankers
Canadian Imperial Bank of Commerce
HSBC Bank of Canada

Head Office
175 Bloor Street East
South Tower, Suite 601
Toronto, Ontario
M4W 3R8

Web Site: www.retirementreit.com
Email: contactus@retirementreit.com
Contact Numbers:
Tel: 416-929-5430
Fax: 416-323-3818

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements relating to Retirement REIT operations and the environment in which it operates that are based on Retirement REIT's expectations, estimates, forecast and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Retirement REIT undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

The management of CPL Long Term Care Real Estate Investment Trust is responsible for the preparation, content and integrity of the consolidated financial statements and all other financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgements when appropriate. Financial information presented elsewhere in this Annual Report is consistent with that in the financial statements.

The management of the Trust has established and maintains a system of internal controls that provides reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, the Trust is in compliance with all applicable laws and that the financial records are reliable for preparing financial statements. The effectiveness of and compliance with this system of internal controls is monitored by management.

The Board of Trustees oversees management's responsibility for financial reporting through its Audit Committee, currently comprised of three trustees who are not officers or employees of the Trust. The Audit Committee meets regularly with management and the external auditors to review auditing and accounting matters, including the adequacy of the system of internal controls and the quality of the Trust's financial reporting. The auditors have full and unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards. The Trust's financial statements have been discussed and reviewed by the Audit Committee with management and the external auditors before presentation to the Board of Trustees for approval.

Barry Reichmann (Signed)
PRESIDENT

David Beirnes (Signed)
CHIEF FINANCIAL OFFICER

To the Unitholders of CPL Long Term Care Real Estate Investment Trust

We have audited the consolidated balance sheets of CPL Long Term Care Real Estate Investment Trust as at December 31, 2000 and 1999 and the consolidated statements of income, unitholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP (Signed)
CHARTERED ACCOUNTANTS
TORONTO, CANADA

FEBRUARY 13, 2001

Consolidated Balance Sheets
As at December 31

(thousands of dollars)	*Note*		2000		1999
ASSETS					
Property investments	3	**$**	**744,797**	$	689,604
Properties under development	4		**27,454**		1,334
Goodwill and deferred charges	5		**58,294**		48,275
Accounts receivable, prepaid expenses and other assets			**40,834**		23,270
Note receivable	6		**6,513**		5,970
Deposits on acquisitions			**—**		1,274
Restricted cash	7		**1,886**		953
Future income tax assets	8		**942**		845
Income tax recoverable			**320**		328
		$	**881,040**	$	771,853
LIABILITIES					
Long term debt	9	**$**	**460,561**	$	419,620
Bank indebtedness	10		**17,846**		17,696
Debt component of convertible debentures	11		**30,805**		—
Accounts payable and accrued liabilities			**58,097**		49,744
Future income tax liabilities	8		**31,668**		36,599
Note payable	12		**5,534**		8,119
Non controlling interest	13		**5,527**		5,527
Current income tax payable			**15**		213
			610,053		537,518
UNITHOLDERS' EQUITY	14		**270,987**		234,335
		$	**881,040**	$	771,853
Commitments and contingencies	15				

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

John Crow (Signed)
CHAIRMAN

W. Darcy McKeough (Signed)
TRUSTEE

200

Consolidated Statements of Income
For the years ended December 31

(thousands of dollars)	*Note*	2000	1999
REVENUE		$ 501,579	$ 392,819
EXPENSES			
Property operating expenses		410,804	318,995
General, administrative and management	16	17,129	13,197
PROPERTY OPERATING INCOME		73,646	60,627
Trust expenses	17	4,243	4,086
INCOME BEFORE THE UNDERNOTED		69,403	56,541
Long term debt and bank interest		37,822	26,195
Depreciation and amortization		20,547	16,662
INCOME BEFORE INCOME TAXES		11,034	13,684
Future income tax (benefit) expense	8	(4,358)	542
Current income tax	8	414	482
NET INCOME		$ 14,978	$ 12,660
ADD			
Depreciation and amortization		20,547	16,662
Future income tax (benefit) expense		(4,358)	542
DISTRIBUTABLE INCOME	18	$ 31,167	$ 29,864
Per unit calculations	19		

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Unitholders' Equity

For the years ended December 31

(thousands of dollars)	*Note*	Units in $	Net income	Distributions	Equity components of convertibles debentures	Foreign currency translation adjustment	Total
UNITHOLDERS' EQUITY, DECEMBER 31, 1998		**$ 194,377**	**$ 15,232**	**$ (30,038)**	**$ —**	**$ 81**	**$ 179,652**
CHANGES DURING THE YEAR:							
Net income			12,660				12,660
Distributions paid to unitholders	18			(31,302)			(31,302)
Subscriptions	14	79,502					79,502
Issue costs		(3,985)					(3,985)
Foreign currency translation adjustment						(2,192)	(2,192)
UNITHOLDERS' EQUITY, DECEMBER 31, 1999		**$ 269,894**	**$ 27,892**	**$ (61,340)**	**$ —**	**$ (2,111)**	**$ 234,335**
CHANGES DURING THE YEAR:							
Net income			14,978				14,978
Distributions paid to unitholders	18			(31,915)			(31,915)
Subscriptions	14	1,391					1,391
Equity component of convertible debentures (net of conversions)	11				52,623		52,623
Equity component of convertible debentures – holder options (net of conversions)	11				1,518		1,518
Issue costs					(2,602)		(2,602)
Accretion on equity component of convertible debentures	11				(1,784)		(1,784)
Foreign currency translation adjustment						2,443	2,443
UNITHOLDERS' EQUITY, DECEMBER 31, 2000		**$ 271,285**	**$ 42,870**	**$ (93,255)**	**$ 49,755**	**$ 332**	**$ 270,987**

The accompanying notes are an integral part of the financial statements.

(thousands of dollars)	*Note*	2000	1999
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:			
OPERATING			
Net income		$ **14,978**	$ 12,660
Items not affecting cash:			
Depreciation and amortization		**20,547**	16,662
Future income tax		**(4,358)**	542
Advisory fees paid through issue of units		**1,243**	1,048
Non-cash change in working capital		**(11,353)**	(2,752)
		21,057	28,160
FINANCING			
Proceeds from issuance of convertible debentures (net of issue costs)		**80,312**	—
Reduction of debt component of convertible debentures		**(1,275)**	—
Mortgage principal repayment		**(7,267)**	(40,418)
Mortgage financing		**4,436**	—
Issuance of note receivable		**—**	(5,527)
Repayment of note payable		**(3,000)**	(3,000)
Proceeds from offering of units (net of issue costs)		**—**	74,389
Change in term corporate facility		**(17,734)**	13,000
Distributions to unitholders		**(31,830)**	(31,222)
Change in restricted cash		**933**	953
		24,575	8,175
INVESTING			
Business and asset acquisitions, net of liabilities assumed	20	**(1,613)**	(27,793)
Net change in goodwill and deferred charges		**(3,989)**	(536)
Properties under development		**(25,774)**	(1,334)
Capital improvements		**(14,406)**	(11,452)
		(45,782)	(41,115)
CHANGE IN BANK INDEBTEDNESS		**(150)**	(4,780)
BANK INDEBTEDNESS, BEGINNING OF YEAR		**(17,696)**	(12,916)
BANK INDEBTEDNESS, END OF YEAR		$ **(17,846)**	$ (17,696)
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS			
Payments for interest		$ **38,198**	$ 25,976
Payments for income taxes		$ **559**	$ 981

The accompanying notes are an integral part of the financial statements.

1. THE TRUST

CPL Long Term Care Real Estate Investment Trust ("CPL Reit" or the "Trust") is an unincorporated, closed-end investment trust created pursuant to a Declaration of Trust dated February 20, 1997, as amended, and governed by the laws of Ontario. CPL Reit began operations on May 6, 1997. The Trust invests in real properties operated as long term care facilities in Canada and the United States. CPL Reit leases these properties to wholly owned subsidiaries, which operate the long term care facilities.

CPL Reit is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL Reit to the unitholders of CPL Reit and deduct such distributions and designations for income tax purposes.

Canadian and U.S. subsidiaries of CPL Reit are subject to tax on their taxable income under the Income Tax Act and Internal Revenue Code respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

General
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (CIPPREC).

Significant accounting policies are as follows:

a) **Principles of consolidation**
These consolidated financial statements include the accounts of all entities in which CPL Reit holds a controlling interest. All material intercompany transactions and balances have been eliminated.

b) **Use of estimates**
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c) **Unit option plan**
CPL Reit has adopted a unit option plan (the "Option Plan") as described in note 14 b). No compensation expense is recognized when units or unit options are issued. Any consideration paid on exercise of options or purchase of units is credited to unitholders' equity.

d) **Property investments**
Property investments are recorded at the lower of cost less accumulated depreciation and net recoverable amount, and are depreciated over their estimated useful lives as follows:

Buildings	5% sinking fund method
Furniture, equipment and vehicles	5–10 years straight line
Computer equipment	5 years straight line

CPL Reit evaluates the carrying value of property investments for potential impairment on an ongoing basis and assesses the recoverability of this amount based on a review of future operating income on a non discounted basis.

e) **Properties under development**

Costs incurred in establishing new long term care facilities are capitalized as properties under development. Once a property is designated as an operating property it is reclassified to property investments and depreciation commences. The facility is designated as an operating property at the earlier of 12 months after completion or upon the attainment of positive operating income after property specific debt service costs.

f) **Licenses**

Licenses are recorded at cost less accumulated amortization and represent long term care facility operating licenses acquired. Licenses are amortized on a straight-line basis over 15 years. CPL Reit evaluates the carrying value of licenses for potential impairment on an ongoing basis and assesses the recoverability of this amount based on a review of future operating income on a non discounted basis.

g) **Goodwill**

Goodwill is recorded at cost less accumulated amortization and represents the excess of the purchase price over the amounts assigned to the identifiable net assets acquired including future income tax assets and liabilities. Goodwill is amortized on a straight-line basis over 15 years. CPL Reit evaluates the carrying value of goodwill for potential impairment on an ongoing basis and assesses the recoverability of this amount based on a review of future operating income from the acquisitions on a non discounted basis.

h) **Deferred charges**

Deferred charges, which include financing and related costs, are amortized on a straight-line basis over the terms of the related debt.

i) **Revenue**

Revenue is recognized when services are provided to residents or patients.

In Canada, the provinces regulate fees charged by the operators for its long term care facilities. Provincial programs fund a substantial portion of these fees.

In the United States, a significant amount of revenue is derived from State (Medicaid) and Federal (Medicare) reimbursements. CPL Reit receives reimbursements from these sources for services rendered to patients covered by these programs.

j) **Operating expenses**

Operating expenses include direct operating costs of the properties.

k) **Future income taxes**

The Trust uses the liability method of tax allocation in accounting for future income taxes. Under this method temporary differences between the tax basis and accounting basis result in either future income tax assets or liabilities. The Trust computes its future taxes using enacted or substantially enacted rates for the years in which differences are expected to reverse. In addition, future income tax assets and liabilities arising in connection with a business acquisition recognized under the purchase method of accounting are recorded as part of the allocation of the purchase price.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

l) **Foreign currency translation**
CPL Reit's operations in the United States are self-sustaining. Assets and liabilities are translated into Canadian dollars at the rate of exchange at the balance sheet date. Revenue and expenses are translated at the weighted average rate for the year. Translation gains or losses are deferred and recorded as a separate component of unitholders' equity.

m) **Foreign currency balances**
Exchange differences arising from the translation of the long term note receivable denominated in U.S. dollars are deferred and amortized over the remaining term of the note.

3. PROPERTY INVESTMENTS

	2000			1999
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	$ 69,935	$ —	$ 69,935	$ 63,113
Buildings	603,129	14,952	588,177	544,908
Furniture, equipment and vehicles	50,575	12,358	38,217	35,244
Computer equipment	1,424	504	920	1,330
Licenses	56,547	8,999	47,548	45,009
	$ 781,610	$ 36,813	$ 744,797	$ 689,604

Additions to property investments of $67,721 (1999 – $186,306) were made during the year.

4. PROPERTIES UNDER DEVELOPMENT

The following costs have been capitalized to properties under development:

	2000	1999
Interest	$ 1,287	$ 283
General and administrative expenses	2,353	1,051
	$ 3,640	$ 1,334

5. GOODWILL AND DEFERRED CHARGES

	2000			1999
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Goodwill	$ 59,200	$ 10,414	$ 48,786	$ 42,298
Deferred charges	13,600	4,092	9,508	5,977
	$ 72,800	$ 14,506	$ 58,294	$ 48,275

Additions to goodwill $10,329 (1999 – $6,668) and deferred charges of $5,177 (1999 – $2,327) were made during the year.

6. NOTE RECEIVABLE

The note receivable is due from the 20% non controlling interest shareholders of CPL Subacute LLC (see Notes 13 and 20). CPL Subacute LLC is owned 80% by CPL Reit and was established to acquire 11 properties in Vermont, Connecticut, and New Hampshire. The 20% non controlling interest has been pledged to CPL Reit as security for this loan.

The note, including any outstanding accrued interest, is payable upon the exercise of a put or a call option as described in Note 13.

The note bears interest at 10% compounded monthly for the period from issuance to December 31, 2003. A portion of the note is repayable at that time. The portion repayable at December 31, 2003 is determined based upon the attainment of certain levels of earnings. Thereafter any balance remaining bears interest at the 5-year U.S. Treasury rate plus 450 basis points compounded monthly, subject to a minimum of 10% or maximum of 12% per annum.

7. RESTRICTED CASH

Included in restricted cash at December 31, 2000, is $1,886 (U.S. $1,257) (1999 – $953 (U.S. $660)) held in escrow accounts with certain U.S. lenders for property taxes, and capital reserves and debt service reserves.

8. INCOME TAXES

a) CPL Reit is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL Reit to the Unitholders of CPL Reit and deduct such distributions and designations for income tax purposes.

b) Canadian based corporate subsidiaries are subject to tax on their taxable income under the Income Tax Act (Canada) at rates between 38.16% and 46.12% (1999 – 38.27% and 46.12%). CPL Reit's United States subsidiaries are subject to tax on their consolidated taxable income at a rate of 40%.

c) In respect of assets and liabilities where income tax is taxed directly in the hands of the unitholders, the net book value for accounting purposes of those assets exceeds the tax basis by an amount of $33,847 (1999 – $22,824).

d) At December 31, 2000 the subsidiaries of CPL Reit had accumulated non capital losses available for carry forward for income tax purposes of $13,000. These losses expire between 2002 and 2020. The benefits relating to approximately $7,000 of these losses are not recorded in the consolidated financial statements as the utilization of such amounts is subject to various uncertainties.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

8. INCOME TAXES *(continued)*

The provision for income taxes is summarized as follows:

		2000		1999
Net income before future and current income tax	$	11,034	$	13,684
Income tax based on a basic and weighted average rate of 43.26% (1999 – 43.92%)		4,774		6,011
Taxes on income attributable to CPL Reit unitholders		(8,135)		(6,751)
Tax recovery on income not attributable to unitholders		(3,361)		(740)
Tax recovery due to a reduction in expected future tax rates		(4,425)		—
Valuation allowance for unused tax loss carry forwards		1,649		—
Tax effect of expenses that are not deductible for income tax purposes		1,779		1,282
Future income tax expense (benefit)		(4,358)		542
Current income tax		414		482
Income tax expense (benefit)	$	(3,944)	$	1,024

The balance of future income tax assets arises from the following:

		2000		1999
The effect of accrued payroll not currently deductible	$	701	$	345
Losses carried forward		408		500
Property investments with a cost basis for accounting purposes greater than the cost basis for tax purposes, due to accelerated tax depreciation methods and business combinations recognized using the purchase method of accounting		(167)		—
	$	942	$	845

The balance of future income tax liabilities arises from the following:

		2000		1999
The effect of accrued payroll not currently deductible	$	(1,909)	$	(2,379)
Losses carried forward		(2,672)		(266)
Property investments with a cost basis for accounting purposes greater than the cost basis for tax purposes, due to accelerated tax depreciation methods and business combinations recognized using the purchase method of accounting		36,249		39,244
	$	31,668	$	36,599

9. LONG TERM DEBT

Long term debt bears interest at December 31, 2000 and 1999 at the following weighted average annual interest rates:

	Canada		United States		Total	
	2000	1999	**2000**	1999	**2000**	1999
Fixed	**6.95%**	6.82%	**8.23%**	6.96%	**7.06%**	6.84%
Floating	**7.40%**	6.62%	**9.13%**	8.07%	**8.81%**	7.46%

CPL Reit has 36% (1999 – 38%) of its long term debt payable at floating rates. Long term debt includes U.S. denominated amounts of $106,926 U.S. ($160,399 Canadian) (1999 – $77,745 U.S. ($112,209 Canadian)). CPL Reit has provided first charges on its properties as security for the debt.

At December 31, 2000, CPL Reit had utilized $30,635 (1999 – $29,482) of a corporate facility of $65,000 (1999 – $50,000). The corporate facility may be utilized for working capital requirements, acquisitions or properties under development. The corporate facility is a revolving term facility secured by, among other things, a general security interest on the assets of CPL Reit plus first and second mortgages on specific properties of CPL Reit. The corporate facility matures on June 30, 2001 and may be extended at the option of the lender.

Long term debt is repayable as follows for the years ending December 31:

	Due on maturity	Principal repayments	Total
2001	$ 40,162	$ 31,716	$ 71,878
2002	36,770	10,452	47,222
2003	40,385	6,260	46,645
2004	16,677	5,938	22,615
2005	36,835	5,658	42,493
	$ 170,829	$ 60,024	$ 230,853
Thereafter	$ 133,454	$ 65,619	$ 199,073
			429,926
			30,635
			$ 460,561

Certain U.S. properties of the Trust are not in compliance with certain covenants under the terms of their loan agreements. Discussions are in progress with the lenders to remedy the situation. Amounts due on maturity and principal repayments have been adjusted to reflect $20,761 in debt repayments which would be required currently to meet existing covenant requirements. CPL Reit and its subsidiaries are current with all payment obligations.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

10. BANK INDEBTEDNESS

CPL Reit has operating lines of credit to fund its Canadian operations, totalling $12,284 (1999 – $12,109), of which $12,088 (1999 – $10,720) was utilized at December 31, 2000. The operating facilities bear interest at the lender's prime rate plus 0.125%. The operating facility is due on demand and is secured by a general security interest on the assets of the Trust.

A $15,000 ($10,000 U.S.) (1999 – $14,433 ($10,000 U.S.)) line of credit has been established to fund the operations of CPL Subacute LLC. This line of credit is restricted by a funding formula based on accounts receivable. In terms of the funding formula, $7,449 ($4,966 U.S.) (1999 – $4,399 ($3,048 U.S.)) has been advanced and is outstanding at December 31, 2000. The line of credit bears interest at 1.5% over U.S. prime, and is secured by virtually all of the assets of CPL Subacute LLC.

11. CONVERTIBLE DEBENTURES

During the year, CPL Reit issued two series of convertible unsecured subordinated debentures ("Convertible Debentures"). On June 14, 2000 $34,500 of Convertible Debentures ("June 2000 Debentures") were issued and on October 31, 2000 $50,000 of Convertible Debentures ("October 2000 Debentures") were issued.

	June 2000 debentures	October 2000 debentures	Total 2000
Debt component of Convertible Debentures	$ 12,556	$ 18,249	$ 30,805
Equity component of Convertible Debentures (net of conversions)	21,464	31,159	52,623
Equity component of Convertible Debentures – holder options (net of conversions)	645	873	1,518
Accretion on equity component of Convertible Debentures	(1,225)	(559)	(1,784)
	$ 33,440	$ 49,722	$ 83,162

The Convertible Debentures were segregated into debt and equity components. These components have been measured at their respective fair values at their date of issuance. The liability component of the Convertible Debentures represents the present value of future interest payments due under the terms of the debentures. The equity component represents the value ascribed to both CPL Reit's right to pay the principal amount of the Convertible Debenture in units and the holders' option to convert the principal balance into units.

Interest expense is determined by applying the discount rate of 11% against the outstanding liability component. The difference between actual cash interest payments and interest expense is treated as a reduction of the liability component of the Convertible Debentures. The equity component of the Convertible Debentures, represented by CPL Reit's right to pay in units, is being accreted to the maturity value at the same effective interest rate through periodic charges to unitholder's equity, net of tax.

a) **June 2000 Debentures**

The June 2000 Debentures pay 10.5% semi-annually and are convertible at the option of the holder into units of CPL Reit at any time up to and including May 31, 2005 at a price of $14.25 per unit (the "conversion price"). The June 2000 Debentures are redeemable by CPL Reit after June 1, 2002 at par plus accrued and unpaid interest provided that the weighted average trading price, as defined in the debenture agreement, is not less than 125% of the conversion price. Subject to regulatory approval, CPL Reit has the right to settle its obligations to repay principal upon redemption by issuing units. The June 2000 Debentures are repayable on June 1, 2005 either in cash or by issuing units.

During the year $63 of June 2000 Debentures were converted for 4,421 units of CPL Reit.

b) **October 2000 Debentures**

The terms of the October 2000 Debentures are the same as those of the June 2000 Debentures except that the conversion price of the October 2000 Debentures is $13.25 per unit.

12. NOTE PAYABLE

The non-interest bearing, unsecured note is repayable as follows:

	2000	1999
2000	**$ —**	$ 3,000
2001	**4,000**	4,000
2002	**1,950**	1,950
	5,950	8,950
Less discount at 4%	**(416)**	(831)
	$ 5,534	$ 8,119

13. NON CONTROLLING INTEREST

CPL Reit holds an 80% indirect interest in CPL Subacute LLC, which was set up to acquire and hold 11 properties acquired in Vermont, Connecticut and New Hampshire at the end of March 1999.

Under the terms of the shareholder agreement, earnings are shared on a proportionate basis, provided that earnings of the non controlling shareholder may be increased or decreased upon the attainment of certain levels of earnings in CPL Subacute LLC.

The shareholder agreement contains a put/call agreement exercisable on the 5th, 7th or 10th anniversaries of closing which allows either CPL Reit or the non controlling interest shareholders to initiate the purchase of the 20% non controlling interest based on a predetermined formula.

During the year, there was not a non controlling interest expense related to the non controlling interest.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

14. UNITHOLDERS' EQUITY

a) Units Issued and Outstanding

The interests in the Trust are represented by a single class of units which are unlimited in number. Each unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of units issued and outstanding are as follows:

	Units	Amount
Balance at December 31, 1998	16,225,393	$ 194,377
Issuance of units on January 26, 1999, pursuant to a Prospectus dated January 14, 1999	3,300,000	77,550
Issue costs	—	(3,985)
Units issued in connection with the payment of advisory fee expense	49,956	1,048
Units issued as a result of options being exercised under the Unit Option Plan	72,667	823
Units issued in connection with the Distribution Re-investment Plan	4,154	81
Balance at December 31, 1999	19,652,170	$ 269,894
Units issued in connection with the payment of advisory fee expense	89,037	1,243
Units issued on conversion of convertible debentures exercised at the holders' option	4,421	63
Units issued in connection with the Distribution Re-investment Plan	6,054	85
Balance at December 31, 2000	**19,751,682**	**$ 271,285**

On February 13, 2001, 25,466 units ($331) were approved for issuance in connection with the payment of the fourth quarter of 2000 advisory fee expense.

As consideration for CPL Reit obtaining approval to operate additional beds in connection with a previously acquired facility in British Columbia, CPL Reit anticipates issuing approximately 150,000 units in the first quarter of 2001 to the vendor of the facility.

b) Option Plan

On April 25, 1997, CPL Reit adopted the Option Plan, which is subject to the rules of The Toronto Stock Exchange. The total number of units in respect of which options may be granted under the Option Plan may not exceed 2,500,000 units (as amended May 25, 1998 from 852,045 units). The Option Plan provides that at no time shall the number of units reserved for issuance under the plan exceed 10% of the then outstanding units. Options are granted at no less than the market price and have a minimum term of 10 years.

212

Changes for years ended December 31 are as follows:

	2000		1999	
	Units	Weighted average exercise price	Units	Weighted average exercise price
Outstanding, at beginning of year	**1,093,733**	**$ 16.74**	893,900	$ 14.69
Granted	**195,000**	**$ 10.32**	282,500	$ 21.89
Exercised	**—**	**$ —**	(72,667)	$ 11.34
Cancelled	**(175,000)**	**$ 18.68**	(10,000)	$ 21.13
Outstanding, at end of year	**1,113,733**	**$ 15.28**	1,093,733	$ 16.74
Options exercisable at year end	**470,873**		343,193	

Composition of outstanding options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number outstanding at Dec 31, 2000	Weighted average remaining contractual life Dec 31, 2000	Weighted average exercise price	Number exercisable at Dec 31, 2000	Weighted average exercise price
$ 10.00 to $ 14.17	**494,733**	**7.5**	**$ 10.12**	**209,573**	**$ 10.00**
$ 16.94 to $ 17.58	**329,000**	**6.9**	**$ 17.00**	**187,800**	**$ 16.96**
$ 21.13 to $ 23.50	**290,000**	**8.0**	**$ 22.13**	**73,500**	**$ 22.10**
	1,113,733			**470,873**	

15. COMMITMENTS AND CONTINGENCIES

CPL Reit has entered into development agreements with the Province of Ontario Ministry of Health and Long Term Care to build 18 new facilities in Ontario. In addition, CPL Reit is developing one new facility in Alberta (108 beds). If all of these facilities are developed as currently planned, CPL Reit will invest an additional $260,000 to complete the facilities. CPL Reit has outstanding letters of credit in the amount of $3,776 related to these developments. The majority of the facilities being developed are targeted for completion between the first quarter of 2002 and the fourth quarter of 2002.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

16. RELATED PARTY TRANSACTIONS

a) CPL Reit, including its wholly owned subsidiaries, has entered into advisory and management agreements with Central Park Lodges Inc. ("Lodges") (formerly Central Park Lodges Ltd.) which owns 15% (1999 – 15%) whereby Lodges provides certain administrative and management services, and investment advice, to CPL Reit and its operators.

Under the terms of the agreements, Lodges is entitled to the following:

(i) Management and advisory expenses:

(i) A management expense of 2.75% of the gross operating revenues of certain of the operators;

(ii) A base annual advisory fee equal to 0.35% of the adjusted cost base of CPL Reit's consolidated assets, payable half in units based on the average unit value in each quarter;

(ii) An incentive fee equal to 15% of the amount by which CPL Reit's Distributable Income exceeds 10% (on a cumulative annual basis) of the weighted average Unitholders' Equity pursuant to the definitions in the Declaration of Trust;

(iii) A financing co-ordination fee (which is deferred and amortized over the term of the related debt) of 0.25% of the principal amount of any new or replacement financing arranged for CPL Reit;

(iv) An acquisition fee (which is capitalized as a cost to acquire property investments) of 0.65% of the total acquisition price of any additional properties acquired by CPL Reit; and

(v) A disposition fee of 0.25% of the aggregate sale price of any property disposed of by CPL Reit.

b) For the year ended December 31, 2000, $757 (1999 – $1,359) has been reimbursed and is shown as a reduction of general, administrative and management expense.

c) **Subscription of Units**
During the year, Lodges subscribed for and purchased 89,037 (1999 – 49,956) units at a cost of $1,243 (1999 – $1,048) as required by the advisory agreement noted in 16 a) (i)(ii).

During the year, Lodges charged CPL Reit the following amounts:

		2000		1999
Management expenses (net of reimbursements noted in note 16 b))	**$**	**10,009**	$	8,385
Advisory fees		**2,550**		2,252
Incentive fees		**409**		499
Financing co-ordination fees		**74**		215
Acquisition fees		**364**		1,064
	$	**13,406**	$	12,415

d) **Agency Staffing Services**
At various facilities, CPL Reit utilizes the agency staffing services of Centracare Health Services Ltd. ("CHS"), a company owned by Lodges. During the year, agency staffing fees paid to CHS were $553 (1999 – $634).

17. TRUST EXPENSES

Trust expenses include advisor's fees of $2,902 (1999 – $2,751), unitholder information costs of $337 (1999 – $495) and other corporate costs of $1,004 (1999 – $840).

18. DISTRIBUTIONS TO UNITHOLDERS

Distributions to unitholders are computed based on distributable cash as defined by the Declaration of Trust.

Distributable cash, as defined in the Declaration of Trust, is calculated as net income as determined in accordance with Canadian generally accepted accounting principles plus depreciation expense and amortization of licenses, deferred charges, and goodwill, less future income tax benefits, adjusted for any other items as determined by the Trustees.

	2000	1999
Net income	**$ 14,978**	$ 12,660
Add:		
Depreciation and amortization	**20,547**	16,662
Future income taxes (benefit) expense	**(4,358)**	542
Distributable income	**31,167**	29,864
Discretionary trustee amount	**748**	1,438
Distributable cash	**$ 31,915**	$ 31,302

19. PER UNIT CALCULATIONS

	2000	1999
Net income per unit	**$ 0.761**	$ 0.654
Fully diluted net income per unit	**0.745**	0.654
Distributable income per unit	**1.583**	1.542
Fully diluted distributable income per unit	**1.476**	1.517
Weighted average number of units outstanding	**19,685,886**	19,372,380

20. ACQUISITIONS

On February 29, 2000 CPL Reit acquired the assets of seven long term care facilities in the Eastern United States, for the purchase price of $58,577 ($40,317 USD). The results of operations are included in the statement of income from the date of acquisition.

During 1999 CPL Reit acquired the assets of three long term care facilities in British Columbia, and one each in Manitoba and Ontario. Eleven facilities in Vermont, Connecticut and New Hampshire were also acquired through CPL Subacute LLC.

Under the terms of certain of the purchase agreements, contingent consideration may be due. The amount and timing of this consideration is not readily determinable at this time and has not, therefore, been reflected in the accounts.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

20. ACQUISITIONS *(continued)*

The cost of all acquisitions has been allocated as follows:

	2000	1999
Property investments	$ **42,397**	$ 149,668
Licenses	**5,226**	23,074
Goodwill	**9,738**	6,668
Deferred charges	**136**	1,791
Other assets	**1,080**	—
	58,577	181,201
Financed by:		
Long term debt	**(55,937)**	(144,389)
Non controlling interest	**—**	(5,527)
Non-cash working capital assumed	**(1,027)**	(3,492)
	(56,964)	(153,408)
Cash consideration for business and asset acquisitions	$ **1,613**	$ 27,793

21. FINANCIAL RISK MANAGEMENT (FINANCIAL INSTRUMENTS)

CPL Reit has foreign operations, issues short and long term debt and operates in a highly regulated environment. These activities result in various financial risks including changes in foreign currency exchange rates, interest rates and government regulatory controls. In addition, CPL Reit is subject to other financial risks associated with the operations of its business. The following describes these financial risks and how they are managed by CPL Reit.

Foreign Currency Exchange Risk

Foreign currency exchange risk results from changes in exchange rates between CPL Reit's reporting currency (Canadian dollars) and the U.S. dollar. At December 31, 2000, 28.7% (15.6% – 1999) of CPL Reit's assets were held in the United States and 17.1% (9.7% – 1999) of its distributable income before corporate costs was generated in the United States. A one cent change in the cost of U.S. dollars would change distributable income by $44 ($23 – 1999). The U.S. operations are funded primarily through U.S. dollar debt which serves to mitigate foreign currency exchange risk.

Interest Rate Risk

Interest rate risk arises with changes in interest costs which affect CPL Reit's floating rate debt on an ongoing basis and its long term debt upon renewal. At December 31, 2000, 36% (38% – 1999) of CPL Reit's long term debt is floating. Each 0.25% change in interest rates changes annual interest costs by $410 ($399 – 1999). To limit interest rate risk CPL Reit fixes the interest rate on its long term debt to the extent possible. Generally, the Trust fixes the term of long term debt for between five and 20 years. To limit exposure to the risk of higher rates at renewal, CPL Reit spreads the maturities of its fixed rate long term debt over time.

Regulatory Risk

During 2000, 39% (45% – 1999) of CPL Reit's revenues were generated in Ontario.

Credit Risk

CPL Reit's financial assets that could be exposed to credit risk are restricted cash, accounts receivable and the note receivable. Restricted cash is held by financial institutions to whom CPL Reit is indebted. As a right of offset risk exists between the restricted cash held and the amount owed to the financial institution, the potential credit risk is mitigated. CPL Reit is exposed to normal credit risk from customers. The Trust has four significant categories of customers: governments, insurance carriers and managed health care organizations, resident clients and nursing homes to which the Trust provides management services. Government customers are comprised of provincial, state and, in the U.S., the federal government. Credit risk associated with these customers relates to their ability to potentially deny certain charges. No single resident, insurance carrier, managed health care organization or nursing home represents more than 3.5% of CPL Reit's accounts receivable at December 31, 2000. The note receivable is secured against the non controlling interest in CPL Subacute LLC. At December 31, 2000 management believes this interest approximates the carrying value of the note receivable.

Fair Value

Fair value represents management's estimate of current market value at a given point in time. The fair value of accounts receivable, restricted cash, and bank indebtedness are determined to be the carrying value of these assets and liabilities at December 31, 2000 and 1999 due to their short term nature. The fair value of long term debt at December 31, 2000 is $465,669 compared to a carrying value of $460,561. The fair value of long term debt at December 31, 1999 and the debt component of the convertible debentures at December 31, 2000 approximate the carrying value.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

22. SEGMENTED INFORMATION

CPL Reit has two reportable operating segments, Canada and the United States. The segments are managed separately due to the differences in legislative environments and funding programs in each of the countries. The accounting policies of the two segments are the same as those described for CPL Reit. Corporate interest expense and trust expenses are managed by the Trust as a separate responsibility and are not allocated to reportable operating segments. CPL Reit has no material inter-segment sales, transfers or expenses.

	Canada		United States		Total	
	2000	**1999**	**2000**	**1999**	**2000**	**1999**
Revenue	**$ 323,503**	$ 291,136	**$ 178,076**	$ 101,683	**$ 501,579**	$ 392,819
Expenses						
Property operating expenses	**258,885**	231,488	**151,919**	87,507	**410,804**	318,995
General, administrative & management	**11,489**	10,018	**5,640**	3,179	**17,129**	13,197
Property operating income	**53,129**	49,630	**20,517**	10,997	**73,646**	60,627
Long term debt and bank interest	**20,429**	17,906	**13,875**	7,626	**34,304**	25,532
Depreciation and amortization	**14,525**	13,202	**6,022**	3,460	**20,547**	16,662
Income before income taxes	**18,175**	18,522	**620**	(89)	**18,795**	18,433
Future income tax (benefit) expense	**(6,149)**	612	**1,791**	(70)	**(4,358)**	542
Current income tax	**362**	451	**52**	31	**414**	482
Income before corporate items	**23,962**	17,459	**(1,223)**	(50)	**22,739**	17,409
Corporate expenses						
Trust expenses					**4,243**	4,086
Long term debt and bank interest					**3,518**	663
Net income					**$ 14,978**	$ 12,660

	Canada		United States		Total	
	2000	**1999**	**2000**	**1999**	**2000**	**1999**
Total assets	**$ 627,737**	$ 651,269	**$ 253,303**	$ 120,584	**$ 881,040**	$ 771,853
Total liabilities	**$ 404,977**	$ 439,739	**$ 205,076**	$ 97,779	**$ 610,053**	$ 537,518
Expenditures for segment assets:						
Properties under development	**$ 25,774**	$ 1,334	**$ —**	$ —	**$ 25,774**	$ 1,334
Capital improvements	**$ 10,792**	$ 10,994	**$ 3,614**	$ 458	**$ 14,406**	$ 11,452
Other significant items:						
Acquisitions	**$ —**	$ 59,156	**$ 58,577**	$ 122,045	**$ 58,577**	$ 181,201

23. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

The management of CPL Long Term Care Real Estate Investment Trust is responsible for the preparation, content and integrity of the consolidated financial statements and all other financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management's best estimates and judgements when appropriate. Financial information presented elsewhere in this Annual Report is consistent with that in the financial statements.

The management of the Trust has established and maintains a system of internal controls that provides reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, the Trust is in compliance with all applicable laws and that the financial records are reliable for preparing financial statements. The effectiveness of and compliance with this system of internal controls is monitored by management.

The Board of Trustees oversees management's responsibility for financial reporting through its Audit Committee, currently comprised of three trustees who are not officers or employees of the Trust. The Audit Committee meets regularly with management and the external auditors to review auditing and accounting matters, including the adequacy of the system of internal controls and the quality of the Trust's financial reporting. The auditors have full and unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with auditing standards generally accepted in Canada. The Trust's financial statements have been discussed and reviewed by the Audit Committee with management and the external auditors before presentation to the Board of Trustees for approval.

Barry Reichmann (Signed)
PRESIDENT

David Beirnes (Signed)
CHIEF FINANCIAL OFFICER

To the Unitholders of CPL Long Term Care Real Estate Investment Trust

We have audited the consolidated balance sheets of CPL Long Term Care Real Estate Investment Trust as at December 31, 1999 and 1998 and the consolidated statements of income, unitholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

Deloitte & Touche (Signed)
Chartered Accountants
TORONTO, CANADA
FEBRUARY 11, 2000

As at December 31

($000s)	Note	1999	1998
Assets			
Property investments	4	**$ 690,938**	$ 524,594
Goodwill and deferred charges	5	**48,275**	44,290
Accounts receivable, prepaid expenses and other assets		**23,270**	8,586
Note receivable	6	**5,970**	—
Deposits on acquisitions		**1,274**	3,883
Cash	7	**3,200**	1,033
Future income tax assets	8	**845**	219
Income tax recoverable		**328**	9
		$ 774,100	$ 582,614
Liabilities			
Long term debt	9	**$ 419,620**	$ 308,292
Bank indebtedness	10	**19,943**	12,043
Accounts payable and accrued liabilities		**49,744**	36,385
Future income tax liabilities	8	**36,599**	35,449
Note payable	11	**8,119**	10,703
Minority interest	12	**5,527**	—
Current income tax payable		**213**	90
		539,765	402,962
Commitments	13		
Unitholders' Equity	14	**234,335**	179,652
		$ 774,100	$ 582,614

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

John Crow (Signed)
CHAIRMAN

W. Darcy McKeough (Signed)
TRUSTEE

($000s)	Note	1999	1998
Revenue		**$ 392,819**	$ 264,418
Operating expenses			
Property operating expenses		**318,995**	211,275
General, administrative and management		**13,197**	9,749
Property operating income		**60,627**	43,394
Trust expenses	16	**4,086**	3,168
Income before the undernoted		**56,541**	40,226
Long term debt and bank interest		**26,195**	16,911
Depreciation and amortization		**16,662**	12,020
Minority interest	12	**—**	—
Income before income taxes		**13,684**	11,295
Future income tax (benefit)	8	**542**	(86)
Current income tax	8	**482**	198
Net income		**$ 12,660**	$ 11,183
Per unit calculations	18		

The accompanying notes are an integral part of the financial statements.

Years Ended December 31

($000s)	Note	1999	1998
Unitholders' equity, beginning of year		**$ 179,652**	$ 186,448
Subscriptions	14	**79,502**	5,057
Issue costs		**(3,985)**	—
Net income		**12,660**	11,183
Foreign exchange translation adjustment		**(2,192)**	81
Distributions to unitholders	17	**(31,302)**	(23,117)
Unitholders' equity, end of year		**$ 234,335**	$ 179,652

The accompanying notes are an integral part of the financial statements.

Years Ended December 31

($000s)	Note	1999	1998
Net inflow (outflow) of cash related to the following activities:			
Operating			
Net income		**$ 12,660**	$ 11,183
Items not affecting cash			
Depreciation and amortization		**16,662**	12,020
Future income tax benefit		**542**	(86)
Advisory fees paid through issue of units		**1,048**	749
Non-cash change in working capital		**(2,752)**	3,633
		28,160	27,499
Financing			
Net proceeds from mortgages payable		**—**	5,785
Repayment of mortgages payable		**(40,418)**	(6,732)
Repayment of note payable		**(3,000)**	—
Proceeds from offering of units (net of issue costs)		**74,389**	1,413
Issuance of note receivable		**(5,527)**	—
Loan proceeds for acquisition deposit		**—**	3,833
Distributions to unitholders		**(31,222)**	(23,058)
Loan proceeds from acquisition facility		**13,000**	—
Increase in bank indebtedness		**7,900**	12,043
		15,122	(6,716)
Investing			
Business and asset acquisitions, net of liabilities assumed	3	**(27,793)**	(29,416)
Deferred charges acquired		**(536)**	—
Capital improvements		**(12,786)**	(4,258)
		(41,115)	(33,674)
Change in cash		**2,167**	(12,891)
Cash, beginning of year		**1,033**	13,924
Cash, end of year		**$ 3,200**	$ 1,033

Supplemental disclosure of cash flows		
Payments for interest	**$ 25,976**	$ 16,487
Payments for taxes	**$ 981**	$ 577

The accompanying notes are an integral part of the financial statements.

1. The Trust

CPL Long Term Care Real Estate Investment Trust ("CPL Reit"or the "Trust") is an unincorporated, closed-end investment trust created pursuant to a Declaration of Trust dated February 20, 1997, as amended, and governed by the laws of Ontario. CPL Reit began operations on May 6, 1997. The Trust invests in real properties operated as long term care facilities in Canada and the United States. CPL Reit leases these properties to wholly owned subsidiaries, which operate the long term care facilities.

2. Significant accounting policies

General

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants and are substantially in accordance with the recommendations of the Canadian Institute of Public Real Estate Companies (CIPREC). Significant accounting policies are as follows:

a) Principles of consolidation

These consolidated financial statements include the accounts of all entities in which CPL Reit holds a controlling interest. All material intercompany transactions and balances have been eliminated.

b) Use of estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in Canada, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c) Property investments

Property investments are recorded at the lower of cost less accumulated depreciation and net recoverable amount, and are depreciated over their estimated useful lives as follows:

Buildings	5% sinking fund method
Furniture, equipment and vehicles	5 – 10 years straight line
Computer equipment	5 years straight line

225

d) Properties under development

Costs incurred in establishing new long term care facilities are capitalized as properties under development. Once a property is designated as an operating property it is reclassified to land, building and equipment. Amortization commences once a facility is designated as an operating property. The facility is designated as an operating property at the earlier of 12 months after completion or 80% occupancy.

e) Licences

Licences are recorded at cost less accumulated amortization and represent long term care facility operating licences acquired. Licences are amortized on a straight-line basis over 15 years. CPL Reit evaluates the carrying value of licences for potential impairment on an ongoing basis and assesses the recoverability of this amount based on a review of future operating income on a non discounted basis.

f) Goodwill

Goodwill is recorded at cost less accumulated amortization and represents the excess of the purchase price over the amounts assigned to the identifiable net assets acquired including future income tax liabilities. Goodwill is amortized on a straight-line basis over 15 years. CPL Reit evaluates the carrying value of goodwill for potential impairment on an ongoing basis and assesses the recoverability of this amount based on a review of future operating income from the acquisitions on a non discounted basis.

g) Deferred charges

Deferred charges include financing and related costs. These costs are amortized on a straight-line basis over the terms of the related debt.

h) Revenue

Revenue is recognized when services are provided to residents or patients.

In Canada, the provinces regulate fees charged by the operators for its long term care facilities. Provincial programs fund a substantial portion of these fees.

In the United States, a significant amount of revenue is derived from State (Medicaid) and Federal (Medicare) reimbursements. CPL Reit receives reimbursements from these sources for services rendered to patients covered by these programs.

i) Property operating expenses

Property operating expenses include direct operating costs of the properties.

j) Future income taxes

The Trust uses the liability method of tax allocation in accounting for future income taxes. Under this method temporary differences between the tax basis and accounting basis result in either future income tax assets or future income tax liabilities. The Trust computes its future taxes using enacted rates for the years in which differences are expected to reverse. In addition, tax assets and liabilities arising in connection with a business combination recognized as a purchase are recorded as part of the allocation of purchase price.

k) Foreign currency translation

CPL Reit's operations in the United States are self-sustaining. Assets and liabilities are translated into Canadian dollars at the rate of exchange at the balance sheet date. Revenue and expenses are translated at the weighted average rate for the year and are included in the determination of net income. Cumulative gains or losses arising from the translation of assets and liabilities are recorded as a separate component of unitholders' equity.

l) Foreign currency balances

Exchange differences arising from the translation of the long term note receivable denominated in U.S. dollars are deferred and amortized over the remaining term of the note.

3. Acquisitions

During the year CPL Reit acquired the assets of three long term care facilities in British Columbia, and one each in Manitoba and Ontario. Eleven facilities in Vermont, Connecticut and New Hampshire ("New England States") were also acquired through a newly formed company ("Subacute"), owned 80% by CPL Reit.

During 1998, CPL Reit acquired the assets of seven long term care facilities in Canada, two in the United States, and 100% of the shares of companies which own two facilities in Canada.

CPL Reit accounted for the share acquisitions using the purchase method of accounting. The results of operations are included in the statements of income from the date of acquisition.

The cost of all acquisitions has been allocated as follows:

	1999	1998
Property investments	**$ 149,668**	$ 143,479
Licences	**23,074**	6,937
Goodwill	**6,668**	5,373
Deferred charges	**1,791**	1,641
	181,201	157,430
Financed by:		
Long term debt	**(144,389)**	(118,868)
Future income tax liabilities	**—**	(4,916)
Non-cash working capital assumed	**(3,492)**	(1,394)
Units issued	**—**	(2,836)
Minority interest	**(5,527)**	—
	(153,408)	(128,014)
Cash consideration for business and asset acquisitions	**$ 27,793**	$ 29,416

Property investments

	1999			1998
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	**$ 63,113**	**$ —**	**$ 63,113**	$ 41,314
Buildings	**547,966**	**9,168**	**538,798**	428,707
Furniture, equipment and vehicles	**42,539**	**7,295**	**35,244**	25,743
Computer equipment	**1,628**	**298**	**1,330**	584
Properties under development	**7,444**	**—**	**7,444**	2,027
	662,690	**16,761**	**645,929**	498,375
Licences	**50,225**	**5,216**	**45,009**	26,219
	$ 712,915	**$ 21,977**	**$ 690,938**	$ 524,594

Additions to property investments of $186,306 (1998 – $155,503) were made during the year.

Goodwill and deferred charges

	1999			1998
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Goodwill	**$ 48,877**	**$ 6,578**	**$ 42,299**	$ 39,244
Deferred charges	**8,423**	**2,447**	**5,976**	5,046
	$ 57,300	**$ 9,025**	**$ 48,275**	$ 44,290

Additions to goodwill of $6,668 (1998 – $5,373) and deferred charges of $2,327 (1998 – $1,641) were made during the year.

December 31, 1999 and 1998 ($000s)

Note receivable

The note receivable is due from the 20% minority interest shareholders of Subacute (see Note 3 and 12). The 20% minority interest has been pledged to CPL Reit as security for the loan.

The note including any outstanding accrued interest is payable upon the exercise of a put or a call option as described in Note 12.

The note bears interest at 10% compounded monthly for the period from issuance to December 31, 2003. A portion of the note is repayable at that time. Such portion is determined based upon the attainment of certain levels of earnings. Thereafter any balance remaining bears interest at the 5 year U.S. Treasury rate plus 450 basis points compounded monthly, subject to a minimum of 10% or a maximum of 12% per annum.

Cash

Included in cash at December 31, 1999, is $953 (U.S. $660) (1998 – $nil) held in escrow accounts with certain U.S. lenders for property taxes and capital reserves.

Income taxes

a) CPL Reit is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL Reit to the Unitholders of CPL Reit and deduct such distributions and designations for income tax purposes.

b) Canadian based corporate subsidiaries are subject to tax on their taxable income under the Income Tax Act (Canada) at rates between 44.62% and 45.62%.

The United States subsidiaries are limited liability corporations subject to tax on their taxable income at a rate of 40%.

c) In respect of assets and liabilities where income is taxed directly in the hands of the unitholders, the net book value for accounting purposes of those assets exceeds the tax basis by an amount of $22,824 (1998 – $10,684).

The provision for income taxes is summarized as follows:

	1999	1998
Net income before future and current income tax	**$ 13,684**	$ 11,295
Income tax based on a basic and weighted average rate of 43.92% (1998 – 44.02%)	**6,011**	4,972
Taxes on income attributable to CPL Reit unitholders	**(6,751)**	(5,826)
Tax recovery on income not attributable to unitholders	**(740)**	(854)
Permanent differences	**1,282**	768
Income tax expense (benefit)	**542**	(86)
Large corporations tax	**482**	198
Income tax expense	**$ 1,024**	$ 112

The balance of future income tax assets arises from the following:

	1999	1998
The effect of accrued payroll costs not currently deductible	**$ 345**	$ 219
Losses carried forward	**500**	—
	$ 845	$ 219

The balance of future income tax liabilities arises from the following:

	1999	1998
Property investments cost basis for accounting purposes greater than cost basis for tax purposes, due to accelerated tax depreciation methods and business combinations recognized as a purchase (Note 2 (j))	**$ 36,599**	$ 35,449

6. Long term debt

Long term debt bears a weighted average annual interest rate of 6.88% (1998 – 6.86%). CPL Reit has 38% (1998 – 6.72%) of its long term debt payable at floating rates. Long term debt includes U.S. denominated amounts of $77,745 US ($112,209 Canadian) (1998 – $19,152 U.S., $29,366 Canadian) which bear interest at a weighted average rate of 7.8% (1998 – 6.96%). CPL Reit has provided first charges on its properties as security for the debt.

December 31, 1999 and 1998 ($000s)

Long term debt is repayable as follows for the years ending December 31:

	Due on Renewal	Principal Repayments	Total
2000	$ 49,377	$ 7,566	$ 56,943
2001	38,999	4,736	43,735
2002	121,789	1,409	123,198
2003	51,089	1,767	52,856
2004	10,637	2,789	13,426
	$ 271,891	$ 18,267	290,158
Thereafter			99,980
			390,138
Acquisition facility			29,482
December 31, 1999			**$ 419,620**

Acquisition facility

At December 31, 1999, CPL Reit had utilized $29,482 (1998 – $31,751) of an acquisition facility of $50,000 (1998 – $32,000). A portion of the acquisition facility may be utilized for short term working capital requirements. The acquisition facility is a revolving term facility secured by, among other things, a general security interest on the assets of CPL Reit plus first and second mortgages on specific properties of CPL Reit. The acquisition facility remains available until it expires on June 30, 2001.

10. Bank Indebtedness

CPL Reit has operating lines of credit totalling $12,109 (1998 – $10,000), of which $10,720 (1998 – $7,183) was utilized at December 31, 1999. The operating facilities bear interest at the lender's prime rate plus one-eighth of a percent. The operating facility is due on demand and is secured by a general security interest on the assets of the Trust.

A $14,433 ($10,000 U.S.) line of credit has been established to fund the operations of Subacute. This line of credit is restricted by a funding formula based on accounts receivable. In terms of the funding formula, $4,399 ($3,048 U.S.) has been advanced and is outstanding at December 31, 1999. The line of credit bears interest at 1.5% over U.S. prime, and is secured by virtually all the assets of Subacute.

231

11. Note payable

The non-interest bearing, unsecured note is repayable as follows:

	1999	1998
1999	**$ —**	$ 3,000
2000	**3,000**	3,000
2001	**4,000**	4,000
2002	**1,950**	1,950
	8,950	11,950
Less discount at 4%	**(831)**	(1,247)
	$ 8,119	$ 10,703

12. Minority interest

CPL Reit holds an 80% indirect interest in Subacute, which was set up to acquire and hold the eleven properties acquired in the New England States at the end of March 1999.

Under the terms of the shareholder agreement, earnings are shared on a proportionate basis, provided that earnings of the minority shareholders may be increased or decreased upon the attainment of certain levels of earnings of Subacute.

The shareholder agreement contains a put/call agreement exercisable on the 5th, 7th or 10th anniversaries of closing which allows either CPL Reit or the minority interest shareholders to initiate the purchase of the 20% minority interest based on a predetermined formula.

13. Commitments

a) CPL Reit is developing 15 new facilities in Ontario (1,385 beds) and one in Alberta (108 beds) which together will require an investment of approximately $170,000. The developments will take place over a two year period and are targeted for completion between the third quarter of 2001 and the second quarter of 2002.

b) On November 23, 1999, CPL Reit entered into an agreement to acquire seven long term care facilities in the Eastern United States. The purchase price of $56,608 ($39,500 US) plus acquisition costs will be financed by a vendor take back loan, the assumption of mortgages, new mortgages and cash from CPL Reit's acquisition facility. It is anticipated that this transaction will close in the first quarter of 2000.

December 31, 1999 and 1998 ($000s)

14. Unitholders' equity

a) Units issued and outstanding

The interests in the Trust are represented by a single class of units which are unlimited in number. Each unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of units issued and outstanding are as follows:

	Units	Amount
Balance as at December 31, 1997	15,948,549	$ 205,476
Units issued in connection with acquisitions	126,490	2,836
Units issued in connection with the payment of advisory expense	36,060	749
Units issued as a result of options being exercised under the Unit Option Plan	112,100	1,413
Units issued in connection with the Dividend Re-investment Plan	2,194	59
Balance as at December 31, 1998	16,225,393	$ 210,533
Issuance of units on January 26, 1999, pursuant to a Prospectus dated January 14, 1999	3,300,000	77,550
Units issued in connection with the payment of advisory expense	49,956	1,048
Units issued as a result of options being exercised under the Unit Option Plan	72,667	823
Units issued in connection with the Dividend Re-investment Plan	4,154	81
Balance as at December 31, 1999	**19,652,170**	**$ 290,035**

On February 11, 2000, 17,941 units ($306) were approved for issuance in connection with the payment of the 1999 fourth quarter advisory expense.

b) Unit Option Plan

On April 25, 1997, CPL Reit adopted a unit option plan (the "Option Plan"), which is subject to the rules of The Toronto Stock Exchange. The total number of units in respect of which options may be granted under the Option Plan may not exceed 2,500,000 units (as amended May 25, 1998 from 852,045 to 2,500,000 units). The Option Plan provides that at no time shall the number of units reserved for issuance exceed 10% of the then outstanding units. Options are granted at no less than the market price and have a maximum term of 10 years.

Changes for years ended December 31, are as follows:

	1999		1998	
	Units	Weighted Average Exercise Price	Units	Weighted Average Exercise Price
Outstanding, at beginning of year	**893,900**	**$ 14.69**	988,500	$ 13.93
Granted	**282,500**	**$ 21.89**	107,500	$ 21.87
Exercised	**(72,667)**	**$ 11.34**	(112,100)	$ 12.60
Cancelled	**(10,000)**	**$ 21.13**	(90,000)	$ 17.58
Outstanding, at end of year	**1,093,733**	**$ 16.74**	893,900	$ 14.69
Options exercisable at year end	**343,193**		265,680	

Composition of outstanding options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at Dec. 31, 1999	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at Dec. 31, 1999	Weighted Average Exercise Price
$10.00	**299,733**	**7.3**	**$ 10.00**	**164,493**	**$ 10.00**
$16.94 to $17.58	**454,000**	**7.9**	**$ 16.98**	**161,200**	**$ 16.94**
$21.13 to $23.50	**340,000**	**9.0**	**$ 22.26**	**17,500**	**$ 21.86**
	1,093,733			**343,193**	

c) Foreign exchange translation adjustment

Cumulative foreign exchange transaction adjustments included in unitholders' equity are cumulative losses of $2,111 (1998 – cumulative gains of $81).

1[illegible]. Related party transactions

a) CPL Reit, including its wholly owned subsidiaries has entered into advisory and management agreements with Central Park Lodges Ltd. ("Lodges"), a unitholder holding 14.7% interest in the Trust at December 31, 1999 (1998 – 14.9%) whereby Lodges provides investment advice, certain administrative and management services to CPL Reit and its operators.

Under the terms of the agreements, Lodges is entitled to the following:

(i) Management and advisory expenses:

(i) A management expense of 2.75% of the gross revenue of the operators;

(ii) A base annual advisory fee equal to 0.35% of the adjusted cost base of CPL Reit's consolidated assets, payable half in units based on the average unit value in each quarter;

234

December 31, 1999 and 1998 ($000s)

(ii) An incentive fee equal to 15% of the amount by which CPL Reit's Distributable Income exceeds 10% (on a cumulative basis) of the weighted average Unitholders' Equity pursuant to the definitions in the Declaration of Trust;

(iii) A financing co-ordination fee of 0.25% of the principal amount of any new or replacement financing arranged for CPL Reit;

(iv) An acquisition fee (which is capitalized as a cost to acquire property investments) of 0.65% of the total acquisition price of any additional property acquired by CPL Reit; and

(v) A disposition fee of 0.25% of the aggregate sale price of any property disposed of by CPL Reit.

b) During the year Lodges agreed to reimburse CPL Reit for certain management fees paid by CPL Reit in respect of its U.S. operations. For the year ended December 31, 1999, $1,359 has been reimbursed and is shown as a reduction of general, administrative and management expense.

c) Subscription of units

During the year, Lodges subscribed for and purchased 49,956 units (1998 – 36,060) at a cost of $1,048 (1998 – $749) as required by the advisory agreement noted in 15 a) **(i)***(ii)*.

During the year, Lodges charged CPL Reit the following amounts:

	1999	1998
Management expense (net of reimbursements)	**$ 8,385**	$ 7,635
Advisory fee	**2,252**	1,614
Incentive fee	**728**	557
Financing co-ordination fee	**215**	14
Acquisition fee	**1,064**	909
	$ 12,644	$ 10,729

16. Trust expenses

Trust expenses include advisors fees of $3,094 (1998 – $2,306), unitholder costs of $495 (1998 – $415) and other corporate costs of $497 (1998 – $447).

17. Distributions to unitholders

Distributions to unitholders are computed based on distributable cash as defined by the Trust Agreement.

Distributable cash means income determined in accordance with generally accepted accounting principles plus depreciation expense, amortization of licences and goodwill less future income tax benefits as adjusted by the Trustees.

	1999	1998
Net income	**$ 12,660**	$ 11,183
Add:		
Depreciation and amortization	**16,662**	12,020
Future income taxes (benefit)	**542**	(86)
Distributable income	**29,864**	23,117
Discretionary trustee distribution	**1,438**	—
Distributable cash	**$ 31,302**	$ 23,117

18. Per unit calculations

Net income per unit for the year was $.65 (1998 – $ .70). On a fully diluted basis net income per unit for the year was $0.62 (1998 – $.70). Distributable cash per unit was $1.62 (1998 – $1.44). The weighted average number of units outstanding was 19,372,380 for 1999 (1998 – 16,032,997).

December 31, 1999 and 1998 ($000s)

15. Risk management and fair values

Risk management

Geographical risk

Geographical presence as a percentage of beds and revenues:

	Number of Beds		Revenue	
	1999 %	1998 %	**1999 %**	1998 %
Ontario	**51**	62	**45**	64
Manitoba	**10**	12	**9**	12
Alberta	**7**	9	**6**	7
British Columbia	**13**	11	**12**	10
Quebec	**2**	2	**1**	2
Canadian Total	**83**	96	**73**	95
Washington State	**3**	4	**6**	5
New England States	**14**	—	**21**	—
U.S. Total	**17**	4	**27**	5
	100	100	**100**	100

CPL Reit is subject to risk in changes in provincial and state legislation. CPL Reit seeks to minimize this risk by acquiring long term care facilities in selected jurisdictions.

Foreign currency risk

CPL Reit owns and operates through wholly owned subsidiaries a number of facilities in the United States and is subject to gains and losses due to foreign currency fluctuations. These operations are funded through U.S. dollar debt and the operations of the long term care facilities, which serve to mitigate this risk.

Interest rate risk

CPL Reit is subject to the risks associated with debt financing, including the risk that existing mortgage indebtedness secured by the properties may not be able to be refinanced or that the terms of such refinancing may not be the same as the terms of existing indebtedness. CPL Reit minimizes its interest rate risk by ensuring that the debt maturities are spread out over a number of years and hedges the renewal of mortgages with forward interest rate swaps. These allow CPL Reit to reduce its risk to unfavourable interest rate changes.

Fair values

The fair value of the majority of CPL Reit's financial assets and liabilities approximates their recorded values at December 31, 1999 and 1998 due to their short term nature. In these circumstances, fair value is determined to be the market or exchange value of the assets and liabilities.

The fair value of CPL Reit's long term debt approximates the recorded value as at December 31, 1999 and 1998, as the interest rates approximate the current market rates for mortgages with similar terms and conditions.

[illegible]. Segmented information

CPL Reit's reportable operating segments are geographic. They are managed separately because of the different funding programs and related legislative requirements in each of Canada and the United States. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. CPL Reit has no inter-segment sales, transfers or expenses.

For the year ended December 31, 1999	Canada	United States	Total
Revenue	**$ 291,136**	**$ 101,683**	**$ 392,819**
Expenses	**245,592**	**90,686**	**336,278**
Income before the undernoted	**45,544**	**10,997**	**56,541**
Long term debt and bank interest	**18,569**	**7,626**	**26,195**
Depreciation and amortization	**13,202**	**3,460**	**16,662**
Income before income taxes	**13,773**	**(89)**	**13,684**
Future income tax (benefit)	**612**	**(70)**	**542**
Current income tax	**451**	**31**	**482**
Net income	**$ 12,710**	**$ (50)**	**$ 12,660**
Total Assets	**$ 597,973**	**$ 176,127**	**$ 774,100**
Total Liabilities	**$ 396,327**	**$ 143,438**	**$ 539,765**
Other Significant Items			
Capital improvements	**$ 8,225**	**$ 458**	**$ 8,683**
Acquisitions	**59,156**	**122,045**	**181,201**
Properties under development	**5,417**	**—**	**5,417**
Total capital additions	**$ 72,798**	**$ 122,503**	**$ 195,301**

December 31, 1999 and 1998 ($000s)

For the year ended December 31, 1998	Canada	United States	Total
Revenue	$ 252,681	$ 11,737	$ 264,418
Expenses	214,306	9,886	224,192
Income before the undernoted	38,375	1,851	40,226
Long term debt and bank interest	15,991	920	16,911
Depreciation and amortization	11,729	291	12,020
Income before income taxes	10,655	640	11,295
Future income tax (benefit)	(304)	218	(86)
Current income tax	198	—	198
Net income	$ 10,761	$ 422	$ 11,183
Total Assets	$ 538,000	$ 44,614	$ 582,614
Total Liabilities	$ 369,829	$ 33,133	$ 402,962
Other Significant Items			
Capital improvements	$ 3,060	$ —	$ 3,060
Acquisitions	113,026	44,404	157,430
Properties under development	2,027	—	2,027
Total capital additions	$ 118,113	$ 44,404	$ 162,517

21. Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect CPL Reit, including those related to customers, suppliers, or other third parties, have been resolved.

22. Comparatives

Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.



CPL LONG

REAL ESTATE I

First Q

FOR THREE M

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

2001 First Quarter Report to Unitholders
(including Management's Discussion & Analysis)

Dear Fellow Unitholders:

CPL Long Term Care Real Estate Investment Trust ("CPL Reit" or the "Trust") produced $6.219 million in distributable income for the first quarter of 2001 compared to $6.401 million for the first quarter of 2000. These results are in line with management's expectations and should not affect the Trust's ability to achieve its growth target in distributable income for the full year.

Historically, CPL Reit's first quarter results are lower than the financial results for subsequent quarters. This seasonal trend reflects higher operational costs due to increased utility and staffing expenses during the winter months. In addition, annual funding changes from Canadian provincial and US state and federal governments usually occur after the Reit's first quarter.

Operationally, CPL Reit achieved improved property operating performance from its US operations compared to the first quarter of 2000 while Canadian operating results were slightly behind those achieved during the first quarter of last year. The Trust's growth initiative continued to be focussed on the new developments where significant progress was achieved. Nine properties are currently under development and a further five are scheduled to begin construction in May 2001.

OPERATING RESULTS

Revenue increased by $16.338 million to $130.148 million during the first quarter of 2001, a 14.4 per cent increase compared to revenue of $113.81 million during the same period in 2000. This revenue increase reflects growth from our Canadian and US divisions and the contribution of two additional month's revenue from the Renaissance portfolio of seven facilities that CPL Reit acquired at the beginning of March 2000. These seven properties contributed an additional $9.009 million in revenue during the first quarter of 2001. On a same facility basis, revenue from CPL Reit's Canadian operations increased by 4.0 per cent and revenue from the of the U.S. division increased 6.3 per cent after eliminating the effect of changes in the exchange rate between the Canadian and US dollars and the effect of the two additional months ownership of the Renaissance facilities.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") increased 5.1% in the first quarter of 2001, growing to $15.620 million compared to $14.866 million during the first quarter of 2000.

The Canadian division experienced increases in expenses slightly greater than revenue increases on a quarter over quarter basis. The Canadian division's operating expenses increased by $3.203 million from the first quarter of 2000 to the first quarter of 2001. Employee expenses increased proportionately with the revenue increase while other expenses, not including utilities, increased by approximately 5%. Utility costs increased by almost 21% comparing the first three months of 2000 to the same period in 2001. This was due to an increase of over 48% in natural gas costs that added $424,000 to expenses.

Operating expenses of the US division increased by $12.056 million from the first quarter of 2000 compared to the same period in 2001. Of this increase, $7.850 million is attributable to owning the Renaissance portfolio of seven facilities for an additional two months. A further $1.684 million resulted from a change in foreign exchange rates. The balance of the increase in expenses of $2.522 million for the first quarter of 2001 compared to the first quarter of 2000 represents a 8.1% increase in operating costs.

Overall, CPL Reit's US operations achieved an operating performance improvement of $1.211 million or 23% from the first quarter of 2000 compared to the first quarter of 2001.

CPL Reit's general, administrative and management expenses increased from $4.008 million for the first three months of 2000 to $4.491million for the first three months of this year. Approximately $330,000 of this increase relates to the ownership of the Renaissance facilities for two additional months and the change in foreign exchange rates. The balance mainly relates to increases in management fees related to revenue increases. The Trust expense decrease of $159,000 from the first quarter of 2000 to 2001 relates to reduced advisory fees, offset by increased professional fees. As a condition for the approval of CPL Reit to the transfer of the management and advisory agreements from Central Park Lodges to Retirement Residences Real Estate Investment Trust, the incentive fee formerly payable under the advisory agreement has been waived until 2007. During the first quarter of 2000, $241,000 had been accrued as a trust expense.

Interest costs, on a consolidated basis, increased to $9.294 million, for the three months ended March 31, 2001, compared to $8.375 million for the same three months in 2000. The increase in interest expense relates to CPL Reit's US operations and its corporate loan facilities.

In Canada, CPL Reit benefited from a decline in interest expense. Its Canadian division reduced the use of its operating line and some of its fixed rate mortgages were renewed at lower interest rates.

The majority of the increase in the US division and corporate interest expense relates to owning the Renaissance properties for the complete first quarter of 2001 as opposed to one month in the first quarter of 2000. Interest costs included in the US operations increased by $889,000 of which, the two additional month ownership of the Renaissance properties accounted for $553,000. A further $147,000 of increase resulted from the change in foreign exchange rates. The balance of the increase in US operations interest costs relates mainly to increased use of operating lines and the conversion of a low fixed rate mortgage in the first quarter of 2000 to a higher floating rate mortgage.

In the United States, where most of the Trust's floating rate debt resides, short term interest rates declined by 1.5% in the first quarter of 2001. This decrease combined with a further reduction implemented in April and forecasted additional declines in 2001, will benefit CPL Reit significantly during the balance of the year by lowering the Trust's borrowing costs.

Approximately $225,000 of the increase in corporate interest expense of $306,000 relates to borrowings on the corporate loan facility used to assist in the financing of the Renaissance acquisition, which was outstanding two additional months in the first quarter of 2001 compared to the same period in 2000. The balance of the increase relates to the difference between interest expense attributable to increased corporate borrowings and the convertible debentures issued in June and October of 2000 less the amount capitalized to the new developments.

After eliminating the effect of the Renaissance acquisition, depreciation and amortization increased by $285,000, from the first quarter of 2000 to the first quarter of 2001. The majority of this increase relates to the amortizing of new deferred financing costs incurred through 2000 with regard to the issuance of the convertible debentures and restructuring of the security for the Trust's corporate loan facility.

Comparisons of net income on a per unit basis for the first quarter of 2001 and first quarter 2000 take into consideration the accounting effects of the convertible debentures that CPL Reit issued in June and October of 2000. The charges to retained earnings in respect to the equity component of the convertible debentures are now subtracted before calculating net income on a per unit basis.

Basic net income per unit, as calculated under this method, was $(0.045) during the first quarter of 2001, while basic net income per unit for the first quarter of 2000 was $0.126. While the effect of the convertible debentures has been included in the calculation of net income per unit, the facilities that the convertible debentures are helping to finance will not begin contributing earnings until 2002.

Distributable income on a per unit basis decreased, reflecting the marginal decline in total distributable income and an increased number of units outstanding. Distributable income on a per unit basis was $0.307 during the first quarter of 2001, compared to $0.326 per unit for the first quarter of 2000.

CPL Reit's financial performance for the first quarter of 2001 as compared to the same period in 2000 is summarized as follows:

Millions	Three Months Ended March 31		%
(except per unit amounts)	2001	2000	change
Revenue	$130.1	$113.8	14.4
EBITDA	11.8	12.0	(1.7)
Net Income	0.5	2.5	(78.7)
Distributable Income	6.2	6.4	(2.8)
Distributable Income per unit	0.307	0.326	(5.8)
Distributions paid to Unitholders	8.3	8.0	4.5
Distributions paid per unit	0.405	0.405	—

CHANGES IN FINANCIAL POSITION

The material changes to the balance sheet after eliminating the effect of the change in the exchange rate between the Canadian and US dollar which was Cdn$1.5001 for each $1.00 US as at December 31, 2000 versus Cdn$1.5774 at March 31, 2001 relate to the increase in properties under development, increase in debt, and the issuance of 2,416,100 units in March 2001.

Properties under development increased by $14.198 million as construction continued on nine projects and pre-development work progressed on nine other projects. Long term debt increased $21.210 million while bank indebtedness increased by $6.109 million from December 31, 2000 to March 31, 2001. Of these increases, $8.205 million resulted from the change in exchange rates, while the majority of the balance relates to funding the investment in properties under development.

Unit Offering

On March 13, 2001, the Trust completed an offering of 2,416,100 units, at a price of $13.90 per unit, for aggregate gross proceeds of $33.584 million and net proceeds of $31.521 million. This offering was made on a "bought deal" basis pursuant to a short form prospectus dated March 6, 2001. CPL Reit will use the net proceeds of the offering for future expansion or development, to take advantage of other opportunities which will otherwise add value to CPL Reit, or for general corporate purposes. As at March 31, 2001, CPL Reit had $27.623 million in cash on its balance sheet from the equity issue. The balance of net proceeds had been used to paydown revolving debt facilities.

DEVELOPMENT ACTIVITY

The development of the 15 new facilities in Ontario and one in Calgary continues on schedule. As of May 7, 2001, nine facilities were under construction with an additional five to begin construction later in the month. All the projects continue on budget with the first facility scheduled to be opened in September 2001 with an additional six of the facilities scheduled to be opened prior to the end of 2001. It is anticipated that the financial results from operations of these new facilities will be included in operating results starting the beginning of 2002.

OUTLOOK

CPL Reit's ability to meet its growth targets for the balance of 2001 depends on various factors, some of which are beyond its direct control. For instance, funding increases from the various Canadian provincial and US state agencies responsible for long term care have just begun to be announced. To date, these increases have met or exceeded the Trust's expectations. Occupancies, on average, continued to remain stable through the first quarter, which remains the Trust's outlook for the balance of the year. Interest rates in the United States, where CPL Reit has the majority of its floating rate debt, have declined ahead of the Trust's expectations, which will benefit CPL Reit by reducing its interest costs through the balance of the year.

Upward pressure on wage costs remains an uncertainty for CPL Reit. However, settlements to date have been in line with management's forecasts. Most other cost increases continue to remain moderate with the exception of natural gas costs which added over a half a million dollars in expense for the first quarter of 2001 compared to the first quarter of 2000. With the majority of the heating season encompassed in the first quarter, absolute increases should be far less on a quarterly basis for the balance of the year.

Recent economic measures showing a rapid decline in the performance of the Canadian and US economies should have little or no immediate effect on CPL Reit's performance while having the potential to limit future operating cost increases.

May 7, 2001

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Balance Sheets

(unaudited)

(thousands of dollars)	*note*	As at March 31 2001	As at December 31 2000
ASSETS			
Property investments		$ 752,824	$ 744,797
Properties under development	2	41,652	27,454
Goodwill and deferred charges		58,016	58,294
Accounts receivable, prepaid expenses and other assets		45,549	42,720
Cash		27,623	-
Note receivable		6,513	6,513
Future income tax assets		1,376	942
Income tax recoverable		131	305
		$ 933,684	**$ 881,025**
LIABILITIES			
Long term debt	3	$ 481,771	$ 460,561
Bank indebtedness		23,955	17,846
Debt component of convertible debentures		30,788	30,805
Accounts payable and accrued liabilities		59,485	58,097
Future income tax liabilities		31,955	31,668
Note payable		1,638	5,534
Non controlling interest		5,527	5,527
		635,119	**610,038**
UNITHOLDERS' EQUITY	4	**298,565**	**270,987**
		$ 933,684	**$ 881,025**
Commitments and contingencies	5		

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Income

For the three months ended

(unaudited)

(thousands of dollars)	*note*	March 31 2001	March 31 2000
REVENUE		$ 130,148	$ 113,810
EXPENSES			
Property operating expenses		109,051	93,791
General, administrative and management	6	4,491	4,008
PROPERTY OPERATING INCOME		**16,606**	**16,011**
Trust expenses		986	1,145
INCOME BEFORE THE UNDERNOTED		**15,620**	**14,866**
Long term debt and bank interest		9,294	8,375
Depreciation and amortization		5,891	4,838
INCOME BEFORE INCOME TAXES		**435**	**1,653**
Future income tax benefit		(201)	(922)
Current income tax		107	90
NET INCOME		**$ 529**	**$ 2,485**
ADD			
Depreciation and amortization		5,891	4,838
Future income tax benefit		(201)	(922)
DISTRIBUTABLE INCOME	7	**$ 6,219**	**$ 6,401**
Basic net (loss) income per unit		**$ (0.045)**	$ 0.126
Fully diluted net (loss) income per unit		**$ (0.045)**	$ 0.126

Per unit calculations 8

The accompanying notes are an integral part of the financial statements.

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Unitholders' Equity

For the three months ended

(unaudited)

(thousands of dollars)	*note*	Units in $	Net income and distributions	Equity components of convertible debentures	Foreign currency translation adjustment	Total
UNITHOLDERS' EQUITY December 31, 1999		269,894	(33,448)	-	(2,111)	234,335
CHANGES DURING THE PERIOD						
Net income			2,485			2,485
Distributions paid to unitholders	7		(7,968)			(7,968)
Subscriptions	4	325				325
Foreign currency translation adjustment					333	333
UNITHOLDERS' EQUITY March 31, 2000		**$ 270,219**	**$ (38,931)**	**$ -**	**$ (1,778)**	**$ 229,510**
UNITHOLDERS' EQUITY December 31, 2000		**271,285**	**(52,169)**	**51,539**	**332**	**270,987**
CHANGES DURING THE PERIOD						
Net income			529			529
Distributions paid to unitholders	7		(8,327)			(8,327)
Subscriptions	4	33,995				33,995
Issue costs		(2,063)				(2,063)
Equity component of convertible debentures (net of conversions)				1,401		1,401
Equity component of convertible debentures - holder options (net of conversions)				(1)		(1)
Accretion on equity component of convertible debentures			(1,430)			(1,430)
Foreign currency translation adjustment					3,474	3,474
UNITHOLDERS' EQUITY March 31, 2001		**$ 303,217**	**$ (61,397)**	**$ 52,939**	**$ 3,806**	**$ 298,565**

The accompanying notes are an integral part of the financial statements.

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Cash Flows

For the three months ended

(unaudited)

(thousands of dollars)		March 31 2001		2000
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net income	**$**	**529**	**$**	**2,485**
Items not affecting cash:				
Depreciation and amortization		5,891		4,838
Future income tax		(201)		(922)
Advisory fees paid through issue of units		393		306
FUNDS FROM OPERATIONS		6,612		6,707
Non-cash change in working capital		(2,451)		(2,734)
		4,161		**3,973**
FINANCING				
Mortgage principal repayment		(1,749)		(1,785)
Mortgage financing		1,496		-
Repayment of note payable		(4,000)		(3,000)
Proceeds from offering of units (net of issue costs)		31,459		-
Change in corporate facility		13,389		4,532
Distributions to unitholders		(8,294)		(7,949)
		32,301		**(8,202)**
INVESTING				
Business and asset acquisitions, net of liabilities assumed		-		(1,613)
Deferred charges		(398)		(127)
Properties under development		(12,402)		(287)
Capital improvements		(2,149)		(5,722)
		(14,949)		**(7,749)**
CHANGE IN CASH POSITION		**21,513**		**(11,978)**
BANK INDEBTEDNESS, BEGINNING OF PERIOD		**(17,845)**		**(16,743)**
CASH (BANK INDEBTEDNESS), END OF PERIOD	**$**	**3,668**	**$**	**(28,721)**
CASH (BANK INDEBTEDNESS) IS COMPRISED OF:				
Cash	$	27,623	$	-
Bank Indebtedness		(23,955)		(28,721)
	$	**3,668**	**$**	**(28,721)**
SUPPLEMENTAL DISCLOSURE OF CASHFLOWS				
Payments for interest	**$**	**8,854**	$	8,382
Payments for income taxes	**$**	**76**	$	412

The accompanying notes are an integral part of the financial statements.

March 31, 2001 and 2000 (in thousands of dollars except per unit amounts)

These consolidated interim financial statements should be read in conjunction with CPL Long Term Care Real Estate Investment Trust's ("CPL Reit" or the "Trust") most recent annual consolidated financial statements as they do not conform in all respects to the disclosure requirements of annual financial statements prepared in accordance with Canadian generally accepted accounting principles. The consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

1. THE TRUST

CPL Long Term Care Real Estate Investment Trust ("CPL Reit" or the "Trust") is an unincorporated, closed-end investment trust created pursuant to a Declaration of Trust dated February 20, 1997, as amended, and governed by the laws of Ontario. CPL Reit began operations on May 6, 1997. The Trust invests in real properties operated as long term care facilities in Canada and the United States. CPL Reit leases the properties to wholly owned subsidiaries, which operate the long term care facilities.

Long term care facilities experience a degree of variability in earnings as annual regulatory rate changes typically occur during CPL Reit's second and third quarters and in some jurisdictions seasonal fluctuations in occupancies impact revenues. In contrast, operating expenses, other than utilities and staff leave which are higher during the winter months, tend to increase proportionately throughout the year.

CPL Reit is taxed as a 'mutual fund trust' for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL Reit to the Unitholders of CPL Reit and deduct such distributions and designations for income tax purposes.

Canadian and U.S. subsidiaries of CPL Reit are subject to tax on their taxable income under the Income Tax Act and Internal Revenue Code respectively.

2. PROPERTIES UNDER DEVELOPMENT

The following costs have been capitalized to properties under development:

	March 31 2001	December 31 2000
Interest	$ 2,105	$ 1,287
General and administrative expenses	3,324	2,353
	$ 5,429	$ 3,640

3. LONG TERM DEBT

Long term debt consists of the following:

	Canada		United States		Total	
	March 31 2001	December 31 2000	March 31 2001	December 31 2000	March 31 2001	December 31 2000
Fixed	$ 270,205	$ 270,230	$ 26,486	$ 25,250	$ 296,691	$ 295,480
Floating	50,123	36,748	134,957	128,333	185,080	165,081
	$ 320,328	$ 306,978	$ 161,443	$ 153,583	$ 481,771	$ 460,561

Long term debt bears interest at the following weighted average annual interest rates:

	Canada		United States		Total	
	March 31 2001	December 31 2000	March 31 2001	December 31 2000	March 31 2001	December 31 2000
Fixed	6.94%	6.95%	8.23%	8.23%	7.05%	7.06%
Floating	7.33%	7.40%	8.41%	9.13%	8.16%	8.81%

March 31, 2001 and 2000 (in thousands of dollars except per unit amounts)

3. LONG TERM DEBT (Continued)

Long term debt includes U.S. denominated amounts of $108,038 U.S. (December 31, 2000 - $106,926 U.S.). CPL Reit has provided first charges on its properties as security for the debt.

At March 31, 2001, CPL Reit had utilized $44,024 (December 31, 2000 - $30,635) of a corporate facility of $65,000 (December 31, 2000 - $65,000). The corporate facility may be utilized for working capital requirements, acquisitions or properties under development. The corporate facility is a revolving term facility secured by, among other things, a general security interest on the assets of CPL Reit plus first and second mortgages on specific properties of CPL Reit. The corporate facility matures on June 30, 2001 and may be extended at the option of the lender.

Certain U.S. properties of the Trust are not in compliance with certain covenants under the terms of their loan agreements. Discussions are in progress with the lenders to remedy the situation. $26,847 in debt repayments would be required currently to meet existing covenant requirements. CPL Reit and its subsidiaries are current with all payment obligations.

4. UNITHOLDERS' EQUITY

Units Issued and Outstanding

The interests in the Trust are represented by a single class of units which are unlimited in number. Each unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of units issued and outstanding are as follows:

	Units	Amount
Balance at December 31, 1999	**19,652,170**	**$ 269,894**
Units issued in connection with the payment of advisory fee expense	17,941	306
Units issued in connection with the Distribution Re-investment Plan	1,386	19
Balance at March 31, 2000	**19,671,497**	**$ 270,219**
Balance at December 31, 2000	**19,751,682**	**$ 271,285**
Issuance of units on March 13, 2001, pursuant to a Prospectus dated March 6, 2001	2,416,100	33,584
Issue costs		(2,063)
Units issued in connection with the payment of advisory fee expense	25,466	331
Units issued on conversion of convertible debentures exercised at the holders option	3,493	47
Units issued in connection with the Distribution Re-investment Plan	3,030	33
Balance at March 31, 2001	**22,199,771**	**$ 303,217**

On May 7, 2001, 24,063 units ($334) were approved for issuance in connection with the payment of the first quarter of 2001 advisory fee expense.

As consideration in respect of CPL Reit obtaining additional beds in connection with a previously acquired facility in British Columbia, CPL Reit issued 159,035 units ($2,081) on April 2, 2001 to the vendor of the facility.

March 31, 2001 and 2000 (in thousands of dollars except per unit amounts)

5. COMMITMENTS AND CONTINGENCIES

CPL Reit has entered into development agreements with the Province of Ontario Ministry of Health and Long Term Care to build 18 new facilities in Ontario. In addition, CPL Reit is developing one new facility in Alberta (140 beds). If all of these facilities are developed as currently planned, CPL Reit will invest an additional $247,000 to complete the facilities. CPL Reit has outstanding letters of credit in the amount of $1,850 related to these developments. The majority of the facilities being developed are targeted to be included in operations between the first quarter of 2002 and the fourth quarter of 2002.

6. RELATED PARTY TRANSACTIONS

a) CPL Reit, including its wholly owned subsidiaries has entered into advisory and management agreements with Central Park Lodges Inc. ("Lodges") (formerly Central Park Lodges Ltd.) which owns 15% (2000 - 15%) of the units of CPL Reit whereby Lodges provides certain administrative and management services, and investment advice, to CPL Reit and its operators.

Under the terms of the agreements, Lodges is entitled to the following:

(i) Management and advisory expenses:

(i) A management expense of 2.75% of the gross operating revenues of certain of the operators;

(ii) A base annual advisory fee equal to 0.35% of the adjusted cost base of CPL Reit's consolidated assets, payable half in units based on the average unit value in each quarter;

(ii) An incentive fee equal to 15% of the amount by which CPL Reit's Distributable Income exceeds 10% (on a cumulative annual basis) of the weighted average Unitholders' Equity pursuant to the definitions in the Declaration of Trust;

(iii) A financing co-ordination fee (which is deferred and amortized over the term of the related debt) of 0.25% of the principal amount of any new or replacement financing arranged for CPL Reit;

(iv) An acquisition fee (which is capitalized as a cost to acquire property investments) of 0.65% of the total acquisition price of any additional properties acquired by CPL Reit; and

(v) A disposition fee of 0.25% of the aggregate sale price of any property disposed of by CPL Reit.

b) For the period ended March 31, 2001, $199 (2000 - $146) has been reimbursed and is shown as a reduction of general, administrative and management expense.

c) Subscription of units
During the period, Lodges subscribed for and purchased 25,466 (2000 - 17,941) units at a cost of $331 (2000 - $306) as required by the advisory agreement noted in 6 a) (i)(ii).

During the period, Lodges charged CPL Reit the following amounts:

	Quarter ended March 31	
	2001	2000
Management expenses (net of reimbursements noted in note 6 b)	**$ 2,696**	$ 2,453
Advisory fees	**668**	597
Incentive fees	**-**	241
Financing co-ordination fees	**9**	-
Acquisition fees	**-**	364
	$ 3,373	$ 3,655

March 31, 2001 and 2000 (in thousands of dollars except per unit amounts)

6. RELATED PARTY TRANSACTIONS (Continued)

d) Agency staffing services
At various facilities, CPL Reit utilizes the agency staffing services of Centracare Health Services Ltd. ("CHS"), a company owned by Lodges. During the period, agency staffing fees paid to CHS were $91 (2000 - $101).

Subsequent to March 31, 2001, Lodges transferred 3.8% of its holdings in CPL Reit to Retirement Residences Real Estate Investment Trust (the "Retirement REIT"), and transferred its interest in the advisory and management agreements referred to in note 6 a) to Retirement Residences Operations (REIT) LP, (the "Operator"), a subsidiary entity of the Retirement REIT. In connection with the transfer, CPL REIT required that the Operator agree to certain conditions pertaining to the provision of service and the waiver of the incentive fee and certain of the management and advisory fees.

7. DISTRIBUTIONS TO UNITHOLDERS

Distributions to unitholders are computed based on distributable cash as defined by the Declaration of Trust.

Distributable cash, as defined in the Declaration of Trust, is calculated as net income as determined in accordance with Canadian generally accepted accounting principles plus depreciation expense and amortization of licenses, deferred charges, and goodwill, less future income tax benefits, adjusted for any other items as determined by the Trustees.

	Quarter ended March 31 2001	Quarter ended March 31 2000
Net income	**$ 529**	$ 2,485
Add:		
Depreciation and amortization	**5,891**	4,838
Future income taxes (benefit)	**(201)**	(922)
Distributable income	**6,219**	6,401
Discretionary trustee amount	**2,108**	1,567
Distributable cash	**$ 8,327**	$ 7,968

8. PER UNIT CALCULATIONS

Earnings per unit calculations are based on the following:

	2001 $	2001 Weighted Average Units	2000 $	2000 Weighted Average Units
Net income	**$ 529**	**20,243,589**	$ 2,485	19,659,239
Accretion on equity component of convertible debentures	**(1,430)**	**-**	-	-
Basic earnings	**$ (901)**	**20,243,589**	$ 2,485	19,659,239
Dilutive options	**-**	**-**	-	52,843
Fully diluted earnings	**$ (901)**	**20,243,589**	$ 2,485	19,712,082

March 31, 2001 and 2000 (in thousands of dollars except per unit amounts)

8. PER UNIT CALCULATIONS (Continued)

	Quarter ended March 31			
	2001		2000	
	$	Weighted Average Units	$	Weighted Average Units
Basic distributable income	$ 6,219	20,243,589	$ 6,401	19,659,239
Dilutive options	-	134,421	-	52,843
Convertible debentures	844	6,194,638	-	-
Fully diluted distributable income	$ 7,063	26,572,648	$ 6,401	19,712,082

Per unit amounts are as follows:

	Quarter ended March 31	
	2001	2000
Basic net income per unit	$ (0.045)	$ 0.126
Fully diluted net income per unit	$ (0.045)	$ 0.126
Basic distributable income per unit	$ 0.307	$ 0.326
Fully diluted distributable income per unit	$ 0.266	$ 0.325

Basic per unit information is calculated based on the weighted average number of units outstanding during the period. The calculation of per unit information on a fully diluted basis considers the potential exercise of outstanding unit purchase options to the extent that each option is dilutive.

Options to purchase 609,000 units (2000 - 933,778 units) at prices ranging from $16.94 to $23.50 per unit (2000 - $16.94 to $23.50 per unit) have been excluded from the calculation of the weighted average number of units outstanding on a fully diluted basis because the options' exercise price is greater than the average market price of the units in the period.

March 31, 2001 and 2000 (in thousands of dollars except per unit amounts)

9. SEGMENT DISCLOSURE

CPL Reit has two reportable operating segments, Canada and the United States. The segments are managed separately due to the differences in legislative environments and funding programs in each of the countries. The accounting policies of the two segments are the same as those described for CPL Reit. Corporate interest expense and trust expenses are managed by the Trust as a separate responsibility and are not allocated to reportable operating segments. CPL Reit has no material inter-segment sales, transfers or expenses.

	Canada		United States		Total	
			Quarter ended March 31			
	2001	2000	**2001**	2000	**2001**	2000
Revenue	**$ 80,713**	$ 77,642	**$ 49,435**	$ 36,168	**$ 130,148**	$ 113,810
Expenses						
Property operating expenses	**65,994**	62,790	**43,057**	31,001	**109,051**	93,791
General, administrative and management	**2,889**	2,815	**1,602**	1,193	**4,491**	4,008
Property operating income	**11,830**	12,037	**4,776**	3,974	**16,606**	16,011
Long term debt and bank interest	**4,894**	5,171	**3,629**	2,740	**8,523**	7,911
Depreciation and amortization	**3,985**	3,558	**1,905**	1,280	**5,890**	4,838
Income before income taxes	**2,951**	3,308	**(758)**	(46)	**2,193**	3,262
Future income tax expense (benefit)	**(1,097)**	(920)	**896**	(2)	**(201)**	(922)
Current income tax	**91**	29	**17**	61	**108**	90
Income before corporate items	**3,957**	4,199	**(1,671)**	(105)	**2,286**	4,094
Corporate expenses						
Trust expenses					**986**	1,145
Long tem debt and bank interest					**771**	464
Net income					**$ 529**	$ 2,485

	Canada		United States		Total	
	March 31 2001	December 31 2000	**March 31 2001**	December 31 2000	**March 31 2001**	December 31 2000
Total Assets	**$ 667,364**	$ 627,722	**$ 266,320**	$ 253,303	**$ 933,684**	$ 881,025
Total Liabilities	**$ 417,339**	$ 404,962	**$ 217,780**	$ 205,076	**$ 635,119**	$ 610,038

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's presentation.



CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Second Quarter Report 2001

FOR THE PERIOD ENDED JUNE 30, 2001

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

2001 Second Quarter Report to Unitholders

Dear Fellow Unitholders:

The second quarter of 2001 had both positive and disappointing operating results. CPL REIT's US operations delivered very positive results, continuing to show significant improvement. Distributable income from the US operations increased to $2,953,000 for the second quarter of 2001 compared to $1,426,000 for the same quarter of 2000. The Canadian operations however, were negatively affected by operating cost increases. This resulted in a decline in the Canadian operation's distributable income from $9,105,000 in the second quarter of 2000 to $7,082,000 in the same quarter in 2001.

On a consolidated basis, which in addition to the Canadian and US operations includes corporate costs, total distributable income was $8.258 million for the second quarter of 2001, compared to $8.231 million for the second quarter of 2000. On a per unit basis, distributable income declined to $0.369 per unit for the second quarter of 2001 from $0.418 per unit for second quarter of 2000. The decline resulted from an increase in the weighted average number of outstanding units, which is largely attributable to the equity issue completed in March of this year.

CPL REIT's development program continued to accelerate during the second quarter. As of the end of July 2001, 14 new facilities were under construction. The first of these facilities is anticipated to begin accepting residents in October. Two additional facilities are scheduled to be under construction prior to the end of the year. In addition, the redevelopment of CPL REIT's Essex facility, which is located east of Windsor, began in May. The redevelopment will provide for 104 beds to replace the existing operation.

CPL REIT has recently completed a reassessment of the financial viability of proceeding with further developments in Ontario. Based on this reassessment, CPL REIT has concluded not to proceed with any additional developments in Ontario at this time. Increasing development costs combined with declining operating margins would result in projected financial returns which would not achieve the Trust's required financial returns. CPL REIT remains fully committed to the development of the 15 facilities it is currently undertaking in Ontario which meet CPL REIT's required investment criteria.

For the balance of the year, CPL REIT anticipates continued improvement in the financial performance of the US operations. Funding increases combined with ongoing operating improvements and stable to slightly increasing occupancies should continue to deliver positive operating results. Furthermore, when combined with the significant declines in floating interest rates, which were still occurring throughout the second quarter and into July, CPL REIT believes the improvement in financial results of the US operations will continue.

It is expected that the Canadian operations will perform slightly below last year's results, but not to the extent experienced in the second quarter of 2001. Increased operating expenses were substantially reflected in the second quarter while the balance of the revenue increases only came into effect the beginning of the third quarter. In addition, Canadian operations during the second quarter of 2000 were positively affected by non-recurring retroactive funding increases. Declining floating interest rates are expected to provide reduced interest costs that will offset a portion of the REIT's higher operating costs in Canada.

Since going public in 1997, CPL REIT's policy had been to distribute all of its distributable income. However, over recent years a number of REITs have reduced their percentage distribution in order to help fund capital expenditures and other non-operating recurring cash requirements. CPL REIT's Board of Trustees has determined this approach to be prudent for CPL REIT and has accordingly amended the Trust's distribution policy. Beginning with the August, 2001 distribution, CPL REIT's Board of Trustees has decided to distribute 11.5 cents per unit per month compared to the previous monthly distribution of 13.5 cents per unit. This new distribution equates to $1.38 per unit on an annualized basis and would yield approximately 9.85% based on recent trading prices.

The outlook for the balance of the year remains positive. Demand for long term care services continues to grow and governments appear to recognize that increased funding is needed to ensure the viability and corresponding expansion of these services.

On behalf of the Trustees and Management

John Crow, Chairman

Barry Reichmann, President

August 20, 2001

Management's Discussion and Analysis of Operations and Financial Condition

The following discussion reviews the operating performance and financial condition of CPL Long Term Care Real Estate Investment Trust and its subsidiaries ("CPL REIT" or the "Trust") and provides information concerning the significant developments and issues that affected the financial results for the three months and six months ended June 30, 2001 compared to the same periods in 2000 ("Interim M. D. & A."). This interim M. D. & A. should be read in conjunction with the unaudited interim consolidated financial statements for the periods ended June 30, 2001 and 2000 and the audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2000.

CPL REIT is an unincorporated closed end investment trust established pursuant to and governed by a declaration of trust. The Trust's business is the ownership, and through subsidiaries, the operation of long term care facilities, which provide health care based accommodation and services mainly to senior populations.

At June 30, 2001, CPL REIT owned 58 long term care properties (the "facilities") with 7,898 beds located in five provinces in Canada and 20 facilities with 2,230 beds located in eight states in the United States.

In addition to the facilities owned by CPL REIT, it operated 11 facilities in Ontario on behalf of third parties with a total of 1,246 beds at June 30, 2001.

RESULTS OF OPERATIONS

CPL REIT's financial operating performance for the second quarter ended June 30, 2001 compared to the same period in 2000 and on a year to date basis, is summarized as follows:

Millions (except per unit amounts)	Three Months Ended June 30		% Change	Six Months Ended June 30		% Change
	2001	2000		2001	2000	
Revenue	$133.7	$125.3	6.7	$263.8	$239.1	10.4
EBITDA	16.8	17.9	(6.4)	32.4	32.8	(1.2)
Net income	2.6	4.6	(43.7)	3.1	7.1	(56.0)
Distributable income	8.3	8.2	(0.3)	14.5	14.6	(1.1)
Distributable income per unit	0.369	0.418	(11.7)	0.679	0.744	(8.7)
Distributions paid to unitholders	9.1	8.0	13.9	17.4	15.9	9.2
Distributions paid per unit	0.405	0.405	–	0.81	0.81	–

Net Income and Distributable Income

Net income for the second quarter of 2001 decreased to $2.575 million from $4.570 million in the second quarter of 2000. For the six months ended June 30, 2001, CPL REIT's net income was $3.104 million, down from $7.055 million in the six months ended June 30, 2000. Net income in the second quarter of 2001 was positively affected by a $4.75 million adjustment to future income tax assets following changes to Provincial tax legislation, largely in Ontario. Comparative net income was positively impacted by similar Federal and Ontario tax legislation changes which increased net income by $1.8 million in the second quarter of 2000. The tax adjustment of $4.75 million was offset by a charge to goodwill in the amount of $4.5 million relating to a revision of the useful life of certain facilities owned by CPL REIT in the current quarter.

Although net income is not affected by charges to retained earnings in respect of the equity component of the convertible debentures, comparisons of net income on a per unit basis for the second quarter of 2001 and second quarter 2000 take into consideration the accounting effects of the convertible debentures. These charges are deducted from net income when calculating net income available to unitholders on a per unit basis. Basic net income per unit, as calculated under this method, was $0.05 during the second quarter of 2001, compared to $0.2227 for the same quarter in 2000. Basic net income per unit for the year to date was $0.01, compared with $0.354 for the six months ended June 30, 2000. While the effect of the convertible debentures has been included in the calculation of net income per unit, new facilities financed in part by the issuance of convertible debentures will not begin contributing to earnings until 2002.

Segmented and Acquisition Information

The Trust's operations are segmented between Canadian and US divisions. This review analyzes the performance of these divisions separately where appropriate due to operating, market or other business conditions and otherwise the review is presented on a consolidated basis.

CPL REIT's growth strategy has historically focused on strategic acquisitions and selective property developments. Through these activities the Trust has continued to add to its portfolio of facilities. This can have a material effect on the growth in financial results and the financial position of the Trust.

In the past six quarters, CPL REIT's growth has occurred in the United States, where CPL REIT added 7 facilities with 599 beds on February 29, 2000. In Canada, CPL REIT has not added any new facilities in 2000 or the first half of 2001.

The comparative results of operation have been affected on a year to date basis, but not on a Second Quarter to Second Quarter basis by the acquisitions that were completed in the first quarter of 2000 in the United States. The following table shows the change in the financial results for the six month period ended June 30, with and without the change attributable to the acquisition on CPL REIT's operating segments:

259

000's	Six Months ended June 30, 2001	2000	Total Change $	%	Change attributable to acquisitions $	Change after eliminating acquisitions $	%
Canadian Operations Division							
Revenue	$ 162,385	$ 157,630	$ 4,755	3.0 %	-	$ 4,755	3.0%
Expenses							
Property operating expenses	132,615	125,632	(6,983)	(5.6)%	-	(6,983)	(5.6)%
General, administrative						-	
and management	5,989	5,653	(336)	(5.9)%	-	(336)	(5.9)%
Property operating income	23,781	26,345	(2,564)	(9.7)%	-	(2,564)	(9.7)%
Long term debt and bank interest	9,699	10,223	524	5.1 %	-	524	5.1%
Depreciation and amortization	13,367	7,603	(5,764)	(75.8)%	-	(5,764)	(75.8)%
Income before income taxes	$ 715	$ 8,519	$ (7,804)	(91.6)%	-	$ (7,804)	(91.6)%
US Operations Division							
Revenue	$ 101,479	$ 81,451	$ 20,028	24.6 %	$ $9,009	$ 11,019	13.5%
Expenses							
Property operating expenses	86,999	70,050	(16,949)	(24.2)%	(7,850)	(9,099)	(13.0)%
General, administrative							
and management	3,525	2,751	(774)	(28.1)%	(253)	(521)	(18.9)%
Property operating income	10,955	8,650	2,305	26.6 %	906	1,399	16.2%
Long term debt and bank interest	6,855	6,462	(393)	(6.1)%	(533)	140	2.2%
Depreciation and amortization	3,494	2,769	(725)	(26.2)%	(340)	(385)	(13.9)%
Income before income taxes	$ 606	$ (581)	$ 1,187	(204.3)%	$ 33	$ 1154	198.6%
Corporate expenses not allocated to divisions							
Trust expenses	2,355	2,218	(137)	(6.2)%		(137)	(6.2)%
Long term debt and bank interest	1,179	1,254	75	6.0 %		75	6.0%
Total Income before income taxes	$ (2,213)	$ 4,466	$ (6,679)	(149.6)%	$ 33	$ (6,712)	(150.3)%

Revenue

Revenue increased by $8.445 million to $133.716 million during the second quarter of 2001, a 6.7 per cent increase compared to revenue of $125.271 million during the same period in 2000. This revenue increase reflects particularly strong growth from the US division.

Year to date revenues grew by $24.783 million, of which $9 million is attributable to the February 29, 2000 acquisition of properties in the United States. Comparing the first six months of 2001 to 2000, Canadian revenues grew by 3%, while after adjusting for the effect of the acquisitions in the US, US revenues increased 13.5%.

On a same facility basis, revenue from CPL REIT's Canadian operations increased by 2.1 per cent and revenue from the US division increased 10 per cent after eliminating the effect of the exchange rate between Canadian and US dollars. The growth in Canadian revenues both for the three months and six months ended June 30, 2001 compared to the same period in 2000 was affected by the receipt of a prior period funding increase of $641,000 in the second quarter of 2000. When this is eliminated, revenues would have increased by 2.9% in the second quarter of 2001 compared to the same quarter of 2000.

Property Operating Expenses
Property operating expenses represent costs incurred at the facilities. These costs are made up of employee expenses, supplies, utilities, maintenance and property taxes.

Property operating expenses in Canada increased by $3.780 million from the second quarter of 2000 to the second quarter of 2001. Excluding the effect of costs funded directly by government reimbursement, salaries, wage and benefit costs grew by 7% when compared to the second quarter of 2000, while other expenses, not including utilities, increased by approximately 8%. Utility costs increased by almost 20% comparing the second quarter of 2000 to the same period in 2001. This was due to an increase of over 56% in natural gas costs that added $357,000 to expenses for the second quarter of 2001 compared to the second quarter of 2000.

US division property operating expenses increased by $4.893 million in the second quarter of 2001, compared with the second quarter of 2000. Of this increase, $1.673 million is attributable to a change in foreign exchange rates. The balance of the increase in expenses of $3.220 million for the second quarter of 2001 compared to the second quarter of 2000 represents a 7.7% increase in operating costs, compared to a 10% increase in revenues for the quarter. Overall, CPL REIT's US operations achieved a second quarter property operating income performance improvement of US$1.099 million or 36.2% as compared to the second quarter of 2000.

On a consolidated basis, year to date property operating expenses grew by 12.2%. In Canada, costs rose by 5.6% comparing the first six month of 2001 to the same period in 2000, influenced by salary, wage and benefit costs and natural gas cost increases.

Year to date US property operating expenses increased 13.0%. The increase reflects higher occupancy levels combined with increased labour costs.

General, Administrative and Management Expenses
In Canada, general, administrative and management expenses for the second quarter of 2001 increased to $3.1 million compared to $2.838 million in the second quarter of 2000. This was due to higher management fee costs based on revenue increases and to a non-recurring recovery relating to fringe benefit costs which was included in the second quarter results for 2000.

US operations general, administrative and management expenses increased by $365,000 from $1.558 million for the three months ended June 30, 2000 compared to $1.923 million for the same three months in 2001. The increase resulted from higher management fees because of increased revenues, higher health insurance costs and higher staffing costs due to filling of vacant positions.

The Canadian operations general, administrative and management expenses increased to $5.989 million for the six month period ended June 30, 2001 from $5.653 million for the same period of 2000. The balance mainly relates to increases in management fees based upon revenue increases.

After eliminating the effect of the Renaissance acquisition, US operations general, administrative and management expenses increased $521,000 or 18.9%. Of this increase, $75,000 relates to the change in exchange rates between the Canadian and US dollar while the balance relates to increased management costs including management fees resulting from increased revenues.

Trust Expenses

The Trust expense increase of $296,000 from the second quarter of 2000 to 2001 relates to increased professional fees offset by reduced advisory fees. As a condition for the approval of CPL REIT to the transfer of the management and advisory agreements from Central Park Lodges to Retirement Residences Real Estate Investment Trust, the incentive fee formerly payable under the advisory agreement has been waived until 2007. During the second quarter of 2000, $100,000 had been accrued as an incentive fee expense. Year to date, Trust expenses increased by $137,000 to $2.355 million, largely due to the timing of professional fees and expenses.

Interest Expense

Interest costs, on a consolidated basis, decreased to $8.438 million for the three months ended June 30, 2001, compared to $9.564 million for the same three months in 2000. The decrease in interest expense relates mainly to CPL REIT's US operations and its corporate loan facilities. Year to date, interest expense declined from $17.939 million for the first six months of 2000 to $17.733 million in 2001.

In the United States, where most of the Trust's floating rate debt resides, short term interest rates declined by 1.5% in the first quarter of 2001, and a further 1% in the second quarter. This decrease, combined with a further one-quarter percent reduction in July 2001, will benefit CPL REIT significantly during the balance of the year by lowering the Trust's borrowing costs.

In Canada, long term debt and bank interest declined from $5.052 million in the second quarter of 2000 to $4.804 million. The reduction in expense resulted from the reduced use of its revolving operating bank loan which occurred as a result of applying a portion of the proceeds from CPL REIT's March 2001 unit offering to reduce the average outstanding loan balance. As well, certain of its fixed rate mortgages were renewed at lower interest rates.

The majority of the decrease in the US division interest expense in the second quarter of 2001 compared to the second quarter of 2000 relates to significant reductions in interest rates on US floating rate debt.

Corporate interest expense declined to $408,000 in the second quarter of 2001 from $790,000 in the second quarter of 2000 as a result of the decline in Canadian and US interest rates and because of a reduction in the average outstanding loan balance.

Interest costs of the US operations for the six month period increased by $393,000 mainly due to the effect of the Renaissance acquisition in late February 2000, which accounted for a $533,000 increase. A further $293,000 increase resulted from the change in foreign exchange rates. These increases were offset by reduced interest rates.

Interest costs incurred by the Canadian operations for the six months ended June 30 declined to $9.699 million in 2001 from $10.223 million in 2000. As with the second quarter the decline resulted from a reduction in interest rates and the application of a portion of the March 2001 equity issue to the Canadian operating line.

For the first six months of the year, corporate interest expense declined marginally. Approximately $225,000 of the expense incurred in 2001 relates to additional borrowings on the corporate loan facility used to assist in the financing of the Renaissance acquisition, which was outstanding two additional months in the first six months of 2001 compared to the same period in 2000. As well, interest costs in the second quarter were reduced as a result of utilizing a portion of the proceeds of the March 2001 unit offering to reduce long term debt. The balance of the change relates to the difference between interest expense attributable to increased corporate borrowings and the convertible debentures issued in June and October of 2000 less the amount capitalized to the new developments.

Income Taxes

CPL REIT distributes its income for income tax purposes to its unitholders so that it does not incur any cost for income tax under Part I of the Income Tax Act (Canada). The income tax provision included in the financial statements represents the tax liabilities or benefits from its Canadian and US subsidiaries.

Net income in the second quarter of 2001 was positively affected by a $4.75 million adjustment to future income tax assets following changes to Provincial tax legislation, largely in Ontario. Comparative net income was positively impacted by similar Federal and Ontario tax legislation changes which increased net income by $1.8 million in the six month period ended June 30, 2000.

Current income tax relates to Canadian Federal large corporation tax and US state taxes incurred in its subsidiaries.

CHANGES IN FINANCIAL CONDITION

Assets

The total book value of assets increased by 3.6%, from $881.025 million at December 31, 2000 to $912.781 million at June 30, 2001 primarily due to increased investment in properties under development.

Property Investments

Property investments decreased by $3.646 million over the period from December 31, 2000 to June 30, 2001 due to depreciation costs net of $3.611 million in capital improvements.

Property investments include land, buildings and furniture and equipment as well as the cost attributed to the licenses granted by provincial and state governments. These licenses are required to operate long term care beds in all jurisdictions in which CPL REIT owns facilities. At June 30, 2001, the book value of the licenses was $45.917 million compared to $47.548 million at December 31, 2000.

Properties Under Development
CPL REIT experienced significant growth in this asset category during the six month period, growing by $38.369 million due to the development activity related to the 15 new facilities in Ontario plus the redevelopment of a property in Ontario and the construction of one new facility in Alberta.

Goodwill and Deferred Charges
The net carrying value of goodwill at the end of June, 2001 was $42.454 million compared to $48.786 million at December 31, 2000. This decrease relates to amortization of goodwill and to a charge of $4.5 million in the second quarter of 2001 resulting from a revision of the useful life of certain facilities owned by CPL REIT.

Deferred charges, which are primarily financing charges, decreased from a net book value of $9.508 million at December 31, 2000 to $8.775 million at June 30, 2001.

Accounts Receivable, Prepaid Expenses and Other Assets
Eliminating the effect of changes in foreign exchange rates, accounts receivable, prepaid expenses and other assets grew by $3.130 million, largely arising from increases in US accounts receivable due to timing of collections on Medicare payments and increases in prepaid expenses largely due to timing.

LIABILITIES

Long Term Debt
Total long term debt at the end of the second quarter of 2001 totaled $480.652 million compared to $460.561 million at the end of 2000. The increase of $20.091 million was due to the incurrence of additional debt used to assist with financing $38.369 million of properties under development during the period. Included in long term debt are first mortgages of $437.034 million, other long term debt of $1.666 million and the Trust's corporate facility which had $41.952 million outstanding at June 30,2001.

The Trust has $20.183 million of fixed rate mortgage loans due on maturity during the balance of 2001. In addition, CPL REIT's corporate facility was renewed in June 2001 for a further 18 month period ending December 31, 2002. Certain covenant requirements under various non-recourse mortgages in CPL REIT's US operations were not being met as of June 30, 2001. These covenants relate to interest coverage multiples. None of the borrowers have received official notices setting out the covenant violations. It is estimated that $13.020 million in repayments would be required to satisfy existing covenant requirements should lenders exercise their rights in this regard. CPL REIT anticipates renewing all loans maturing in 2001.

Convertible Debentures
For accounting purposes, interest charged to earnings is effectively calculated on the outstanding balance of the debt component at a rate of 11.3%. At each payment date (June 1 and December 1 annually), a portion of the semi annual interest payment is applied as a reduction of the debt component, so that the principal component is fully amortized by the end of the term. In addition, holders of Convertible Debentures exercised conversion privileges in respect of 77,827 units issued during the six month period ended June 30, 2001.

264

Note Payable
As scheduled, the note payable was reduced by $4.0 million in January, 2001. While the note is non-interest bearing, an imputed 4% discount rate is reflected in the financial statements. The balance of the note, in the amount of $1.95 million, is due in January 2002.

Unitholders' Equity
Unitholders' equity was increased in March 2001, when the Trust completed an offering of 2,416,100 units, for aggregate gross proceeds of $33.584 million and net proceeds of $31.521 million after expenses of the offering. The net proceeds were used to pay down revolving term loan facilities and to fund properties under development.

As well, the equity component of Convertible Debentures, included in Unitholders' Equity, was increased by a charge to retained earnings over the term (referred to as accretion) to the full face value of the debentures. During the first six months of 2001, the accretion of the equity component of convertible debentures amounted to $2.883 million.

CAPITAL REQUIREMENTS

CPL REIT continually invests capital in its facilities to ensure they are well maintained and remain competitive in their markets. In the first six months of 2001, CPL REIT invested $3.611 million in capital improvements in order to maintain and improve its facilities. It is anticipated that a similar amount will be invested in the existing facilities during the second half of 2001. In addition, the Trust has commenced the redevelopment of a facility which will be completed in 2002 at a cost of approximately $12.5 million. These capital expenditures are funded out of working capital, including the Trust's corporate facility, which, in turn, is paid down periodically from new long term debt facilities or equity issues. CPL REIT is undertaking a major development program of 16 new facilities, which will add 1,694 new long term care beds and a redevelopment program which will replace 210 beds. With the exception of a 138 bed facility in Calgary, these projects are all located in Ontario. Nine facilities were under construction at June 30, 2001. Construction has commenced on five facilities since June 30, 2001 with construction scheduled to start on the last two in the fall of 2001. It is estimated that the cost to develop these facilities will total approximately $240 million. As of June 30, 2001, CPL REIT had invested $65.823 million towards the projected cost.

Project financing commitments have been entered into for nine of the facilities for up to $103.505 million at an average interest rate of 6.8% per annum and for a term that covers the development period plus 20 years. It is anticipated that project financing will provide for approximately 75% of the total cost of each development. The balance of the anticipated cost will be financed by borrowings under the Trust's corporate facility.

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Balance Sheets

(unaudited)

(thousands of dollars)	*note*	*As at* June 30 2001	December 31 2000
ASSETS			
Property investments		$ 741,151	$ 744,797
Properties under development	3	65,823	27,454
Goodwill and deferred charges		51,229	58,294
Accounts receivable, prepaid expenses and other assets		46,468	43,025
Note receivable		6,513	6,513
Future income tax assets	4	1,597	942
		$ 912,781	**$ 881,025**
LIABILITIES			
Long term debt	5	$ 480,652	$ 460,561
Bank indebtedness		20,308	17,846
Debt component of convertible debentures		27,690	30,805
Accounts payable and accrued liabilities		58,116	58,097
Future income tax liabilities	4	26,804	31,668
Note payable		1,742	5,534
Non controlling interest		5,527	5,527
		620,839	**610,038**
UNITHOLDERS' EQUITY	6	**291,942**	**270,987**
		$ 912,781	**$ 881,025**
Commitments and contingencies	7		

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

266

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Income

(unaudited)

(thousands of dollars)	*note*	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
REVENUE		$ 133,716	$ 125,271	$ 263,864	$ 239,081
EXPENSES					
Property operating expenses		110,564	101,891	219,614	195,682
General, administrative and management	8	5,023	4,396	9,514	8,404
PROPERTY OPERATING INCOME		**18,129**	**18,984**	**34,736**	**34,995**
Trust expenses		1,369	1,073	2,355	2,218
INCOME BEFORE THE UNDERNOTED		**16,760**	**17,911**	**32,381**	**32,777**
Long term debt and bank interest		8,438	9,564	17,733	17,939
Depreciation and amortization	2	10,971	5,534	16,861	10,372
INCOME BEFORE INCOME TAXES		**(2,649)**	**2,813**	**(2,213)**	**4,466**
Future income tax benefit	4	(5,288)	(1,873)	(5,489)	(2,795)
Current income tax	4	64	116	172	206
NET INCOME		**$ 2,575**	**$ 4,570**	**$ 3,104**	**$ 7,055**
ADD					
Depreciation and amortization		10,971	5,534	16,861	10,372
Future income tax benefit	4	(5,288)	(1,873)	(5,489)	(2,795)
DISTRIBUTABLE INCOME	9	**$ 8,258**	**$ 8,231**	**$ 14,476**	**$ 14,632**
Basic net income per unit		**$ 0.050**	$ 0.227	**$ 0.010**	$ 0.354
Fully diluted net income per unit		**$ 0.050**	$ 0.224	**$ 0.010**	$ 0.352

Per unit calculations 10

The accompanying notes are an integral part of the financial statements.

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Unitholders' Equity

For the six months ended

(unaudited)

(thousands of dollars)	*note*	Units in $	Net income and distributions	Equity components of convertible debentures	Foreign currency translation adjustment	Total
UNITHOLDERS' EQUITY December 31, 1999		**$ 269,894**	**$ (33,448)**	**$ -**	**$ (2,111)**	**$ 234,335**
CHANGES DURING THE PERIOD						
Net income			7,055			7,055
Distributions to unitholders	9		(15,939)			(15,939)
Subscriptions	6	643				643
Issue costs				(837)		(837)
Equity component of convertible debentures				20,373		20,373
Equity component of convertible debentures - holder options				647		647
Accretion on equity component of convertible debentures			(98)			(98)
Foreign currency translation adjustment					1,541	1,541
UNITHOLDERS' EQUITY June 30, 2000		**$ 270,537**	**$ (42,430)**	**$ 20,183**	**$ (570)**	**$ 247,720**
UNITHOLDERS' EQUITY December 31, 2000		**$ 271,285**	**$ (52,169)**	**$ 51,539**	**$ 332**	**$ 270,987**
CHANGES DURING THE PERIOD						
Net income			3,104			3,104
Distributions to unitholders	9		(17,403)			(17,403)
Subscriptions	6	37,630				37,630
Issue costs		(2,063)				(2,063)
Equity component of convertible debentures (net of conversions)				2,254		2,254
Equity component of convertible debentures - holder options (net of conversions)				(18)		(18)
Accretion on equity component of convertible debentures			(2,883)			(2,883)
Foreign currency translation adjustment					334	334
UNITHOLDERS' EQUITY June 30, 2001		**$ 306,852**	**$ (69,351)**	**$ 53,775**	**$ 666**	**$ 291,942**

The accompanying notes are an integral part of the financial statements.

268

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Cash Flows

(unaudited)

(thousands of dollars)	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net income	$ 2,575	$ 4,570	$ 3,104	$ 7,055
Items not affecting cash:				
Depreciation and amortization	10,971	5,534	16,861	10,372
Future income tax	(5,288)	(1,873)	(5,489)	(2,795)
Advisory fees paid through issue of units	414	298	807	604
FUNDS FROM OPERATIONS	8,672	8,529	15,283	15,236
Non-cash change in working capital	(3,638)	(4,741)	(6,089)	(7,475)
	5,034	3,788	9,194	7,761
FINANCING				
Mortgage principal repayment	(3,948)	(1,306)	(5,697)	(3,091)
Mortgage financing	10,788	-	12,284	-
Repayment of note payable	-	-	(4,000)	(3,000)
Reduction of debt component of convertible debentures	(2,743)	-	(2,743)	-
Proceeds from offering of convertible debentures (net of issue costs)	-	33,120	-	33,120
Proceeds from offering of units (net of issue costs)	-	-	31,459	-
Proceeds from excerise of options	216	-	216	-
Change in revolving term facility	(2,073)	(10,013)	11,316	(5,481)
Distributions to unitholders	(9,044)	(7,950)	(17,338)	(15,899)
	(6,804)	13,851	25,497	5,649
INVESTING				
Business and asset acquisitions, net of liabilities assumed	-	-	-	(1,613)
Deferred charges	(117)	(2,224)	(515)	(2,351)
Properties under development	(20,625)	(5,792)	(33,027)	(10,244)
Capital improvements	(1,464)	(2,639)	(3,611)	(4,196)
	(22,206)	(10,655)	(37,153)	(18,404)
CHANGE IN CASH POSITION	(23,976)	6,984	(2,462)	(4,994)
CASH (BANK INDEBTEDNESS), BEGINNING OF PERIOD	3,668	(28,721)	(17,846)	(16,743)
BANK INDEBTEDNESS, END OF PERIOD	$ (20,308)	$ (21,737)	$ (20,308)	$ (21,737)
SUPPLEMENTAL DISCLOSURE OF CASHFLOWS				
Payments for interest	$ 8,969	$ 8,960	$ 17,823	$ 17,343
Payments for income taxes	$ 121	$ 291	$ 197	$ 703

The accompanying notes are an integral part of the financial statements.

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

These consolidated interim financial statements should be read in conjunction with CPL Long Term Care Real Estate Investment Trust's ("CPL Reit" or the "Trust") most recent annual consolidated financial statements (December 31, 2000) as they do not conform in all respects to the disclosure requirements of annual financial statements prepared in accordance with Canadian generally accepted accounting principles. These consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except for the method of application noted in note 2 below.

1. THE TRUST

CPL Long Term Care Real Estate Investment Trust is an unincorporated, closed-end investment trust created pursuant to a Declaration of Trust dated February 20, 1997, as amended, and governed by the laws of Ontario. CPL Reit began operations on May 6, 1997. The Trust invests in real properties operated as long term care facilities in Canada and the United States. CPL Reit leases the properties to wholly owned subsidiaries, which operate the long term care facilities.

Long term care facilities experience a degree of variability in earnings as annual regulatory rate changes typically occur during CPL Reit's second and third quarters and in some jurisdictions seasonal fluctuations in occupancies impact revenues. In contrast, operating expenses, other than utilities and staff leave which are higher during the winter months, tend to increase proportionately throughout the year.

CPL Reit is taxed as a 'mutual fund trust' for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL Reit to the Unitholders of CPL Reit and deduct such distributions and designations for income tax purposes.

Canadian and U.S. subsidiaries of CPL Reit are subject to tax on their taxable income under the Canadian Income Tax Act and the U.S. Internal Revenue Code respectively.

2. CHANGE IN ESTIMATES

CPL Reit depreciates income producing buildings based on the sinking fund method using an imputed interest rate of 5%. Management has reduced its estimate of the anticipated useful lives of certain of its properties located in Ontario based on a review of these facilities that considered their classification as determined by the Ontario provincial government. This change in accounting estimate will increase depreciation by approximately $980 per quarter and will be applied prospectively. In connection with the reduction in the estimate of useful lives of these facilities, management has reduced the carrying value of the goodwill related to these facilities by $4,500.

3. PROPERTIES UNDER DEVELOPMENT

The following costs have been capitalized to properties under development:

	June 30 2001	December 31 2000
Interest	$ 3,483	$ 1,287
General and administrative expenses	4,205	2,353
	$ 7,688	$ 3,640

27b

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

4. INCOME TAXES

The provision for income taxes pertains to the Canadian and U.S. based subsidiaries and is summarized as follows:

	Quarter ended June 30		Six months ended June 30	
	2001	2000	**2001**	2000
Provision for income taxes at the combined statutory federal, provincial and state income tax rate	**$ (40)**	$ (73)	**$ (1,060)**	$ (995)
Large corporations tax	**64**	116	**172**	206
Adjustment to future income tax assets and liabilities for changes in income tax legislation	**(4,750)**	(1,800)	**(4,750)**	(1,800)
Valuation allowance for unused loss carryforwards	**(498)**	-	**321**	-
	$ (5,224)	$ (1,757)	**$ (5,317)**	$ (2,589)

5. LONG TERM DEBT

Long term debt consists of the following:

	Canada		United States		Total	
	June 30 2001	December 31 2000	**June 30 2001**	December 31 2000	**June 30 2001**	December 31 2000
Fixed	**$ 280,593**	$ 270,230	**$ 26,662**	$ 25,250	**$ 307,255**	$ 295,480
Floating	**45,286**	36,748	**128,111**	128,333	**173,397**	165,081
	$ 325,879	$ 306,978	**$ 154,773**	$ 153,583	**$ 480,652**	$ 460,561

Long term debt bears interest at the following weighted average annual interest rates:

	Canada		United States		Total	
	June 30 2001	December 31 2000	**June 30 2001**	December 31 2000	**June 30 2001**	December 31 2000
Fixed	**6.89%**	6.95%	**8.32%**	8.23%	**7.25%**	7.06%
Floating	**6.08%**	7.40%	**6.69%**	9.13%	**6.41%**	8.81%

Long term debt includes U.S. denominated amounts of $102,228 U.S. (December 31, 2000 - $106,926 U.S.). CPL Reit has provided first charges on certain of its properties as security for the debt.

At June 30, 2001, CPL Reit had utilized $41,952 (December 31, 2000 - $30,635) of a corporate facility of $65,000 (December 31, 2000 - $65,000). The revolving term facility may be utilized for working capital requirements, acquisitions or properties under development The revolving term facility is secured by, among other things, a general security interest on the assets of CPL Reit plus first and second mortgages on specific properties of CPL Reit. The revolving term facility matures on December 31, 2002 and may be extended at the option of the lender.

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

5. LONG TERM DEBT (continued)

Certain properties of the U.S. subsidiaries of the Trust are not in compliance with certain covenants under the terms of their loan agreements. Discussions are in progress with the lenders to remedy the situation. $13,020 in debt repayments would be required currently to meet existing covenant requirements. CPL Reit and its subsidiaries are current with all payment obligations.

6. UNITHOLDERS' EQUITY

Units Issued and Outstanding

The interests in the Trust are represented by a single class of units which are unlimited in number. Each unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of units issued and outstanding is as follows:

	Units	Amount
Balance at December 31, 1999	**19,652,170**	**$ 269,894**
Units issued in connection with the payment of advisory fee expense	43,112	604
Units issued in connection with the Distribution Re-investment Plan	2,862	39
Balance at June 30, 2000	**19,698,144**	**$ 270,537**
Balance at December 31, 2000	**19,751,682**	**$ 271,285**
Issuance of units on March 13, 2001, pursuant to a Prospectus dated March 6, 2001	2,416,100	33,584
Issue costs		(2,063)
Units issued as consideration for additional beds	159,035	2,081
Units issued in connection with the payment of advisory fee expense	49,529	666
Units issued on conversion of convertible debentures exercised at the holders option	77,827	1,019
Units issued on the exercise of options	21,667	216
Units issued in connection with the Distribution Re-investment Plan	5,118	64
Balance at June 30, 2001	**22,480,958**	**$ 306,852**

On August 8, 2001, 28,028 units ($403) were approved for issuance in connection with the payment of the second quarter of 2001 advisory fee expense.

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

7. COMMITMENTS AND CONTINGENCIES

CPL Reit has entered into development agreements with the Province of Ontario Ministry of Health and Long Term Care to build build 18 new facilities in Ontario. In addition, CPL Reit is developing one new facility in Alberta (140 beds). If all of these facilities are developed as currently planned, CPL Reit will invest an additional $218,000 to complete the facilities. CPL Reit has outstanding letters of credit in the amount of $2,476 related to these developments. The majority of the facilities being developed are targeted to be included in operations between the first quarter of 2002 and the end of 2002. CPL Reit has secured commitments from a major Canadian financial institution to provide construction financing up to $103,505 for 9 of the properties under development with interest rates ranging between 6.73% and 6.853%.

8. RELATED PARTY TRANSACTIONS

a) Transfer of management and advisory agreements

On April 11, 2001, Central Park Lodges Inc. ("Lodges") (formerly Central Park Lodges Ltd.) transferred its interest in the advisory and management agreements referred to in note 8 b) I) i) to Retirement Residences Operations (REIT) LP, ("RROLP"), a subsidiary entity of Retirement Residences Real Estate Investment Trust ("Retirement REIT"). In connection with the transfer, CPL Reit required that RROLP agree to certain conditions pertaining to the provision of service and the waiver of the incentive fee referred to in note 8 b) I) ii) and certain of the management and advisory fees referred to in note 8 b) I) i) until the year 2007. To meet the requirements of the management agreement noted in note 8 b) I) i), on April 11, 2001 Lodges transferred 852,045 units of CPL Reit to Retirement REIT.

b) Central Park Lodges Inc.

I) Management and advisory agreements

CPL Reit, including its wholly owned subsidiaries had entered into advisory and management agreements with Lodges which prior to the transfer of units described in note 8 a) owned 15% (2000 - 15%) of the units of CPL Reit, whereby Lodges provided certain administrative and management services, and investment advice, to CPL Reit and its operators.

Under the terms of the agreements, Lodges was entitled to the following:

(i) Management and advisory fees:

(i) A management fee of 2.75% of the gross operating revenues of certain of the operators;

(ii) A base annual advisory fee equal to 0.35% of the adjusted cost base of CPL Reit's consolidated assets, payable half in units based on the average unit value in each quarter;

(ii) An incentive fee equal to 15% of the amount by which CPL Reit's Distributable Income exceeds 10% (on a cumulative annual basis) of the weighted average Unitholders' Equity pursuant to the definitions in the Declaration of Trust;

(iii) A financing co-ordination fee (which is deferred and amortized over the term of the related debt) of 0.25% of the principal amount of any new or replacement financing arranged for CPL Reit;

(iv) An acquisition fee (which is capitalized as a cost to acquire property investments) of 0.65% of the total acquisition price of any additional properties acquired by CPL Reit; and

(v) A disposition fee of 0.25% of the aggregate sale price of any property disposed of by CPL Reit.

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

8. RELATED PARTY TRANSACTIONS (continued)

During the six months end June 30, 2001 Lodges subscribed for and purchased 49,529 (2000 - 43,112) units at a cost of $666 (2000 - $604) as required by the advisory agreement noted in note 8 b) I).

	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
During the period, Lodges charged CPL Reit the following amounts in respect of the management and advisory agreements:				
Management fees (net of reimbursements)	$ 298	$ 2,487	$ 2,846	$ 4,912
Advisory fees (net of reimbursements)	94	658	803	1,255
Incentive fees	-	(141)	-	100
Financing co-ordination fees	-	-	9	-
Acquisition fees	-	-	-	364
	$ 392	$ 3,004	$ 3,658	$ 6,631
During the period, Lodges reimbursed CPL Reit the following amounts in respect of the management and advisory agreements which is shown as a reduction of general,administrative and management expense	$ 23	$ 231	$ 257	$ 377

c) Retirement Residences Operation (REIT) LP

Management and advisory agreements

CPL Reit, including its wholly owned subsidiaries has entered into advisory and management agreements with Retirement Residences Operations (REIT) LP ("RROLP") which owns 3.8% (2000 - nil) of the units of CPL REIT whereby RROLP provides certain administrative and management services, and investment advice, to CPL Reit and its operators.

The terms of the agreements are the same as those of the agreements noted in note 8) b) I) i) with the exception of the waiver of fees described in note 8 a).

	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
During the period, RROLP charged CPL Reit the following amounts in respect of the management and advisory agreements:				
Management expenses	$ 2,415	$ -	$ 2,415	$ -
Advisory fees	756	-	756	-
Financing co-ordination fees	85	-	85	-
Acquisition fees	-	-	-	-
	$ 3,256	$ -	$ 3,256	$ -

d) Centracare Health Services Ltd.

At various facilities, CPL Reit utilizes the agency staffing services of Centracare Health Services Ltd. ("CHS"), a company owned by RROLP. During the period, agency staffing fees paid to CHS were as follows:

	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
Staffing fees	$ 311	$ 223	$ 402	$ 324

274

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

9. DISTRIBUTIONS TO UNITHOLDERS

Distributions to unitholders are computed based on distributable cash as defined by the Declaration of Trust.

Distributable cash, as defined in the Declaration of Trust, is calculated as net income as determined in accordance with Canadian generally accepted accounting principles plus depreciation expense and amortization of licenses, deferred charges, and goodwill, less future income tax benefits, adjusted for any other items as determined by the Trustees.

	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
Net income	$ 2,575	$ 4,570	$ 3,104	$ 7,055
Add:				
Depreciation and amortization	10,971	5,534	16,861	10,372
Future income tax (benefit)	(5,288)	(1,873)	(5,489)	(2,795)
Distributable income	8,258	8,231	14,476	14,632
Discretionary trustee amount	818	(260)	2,927	1,307
Distributable cash	$ 9,076	$ 7,971	$ 17,403	$ 15,939

10. PER UNIT CALCULATIONS

Earnings per unit calculations are based on the following:

	Quarter ended June 30 2001 $	2001 Weighted Average Units	2000 $	2000 Weighted Average Units	Six months ended June 30 2001 $	2001 Weighted Average Units	2000 $	2000 Weighted Average Units
Net income	$ 2,575	22,391,213	$ 4,570	19,681,917	$ 3,104	21,320,616	$ 7,055	19,670,640
Accretion on equity component of convertible debentures	(1,453)	-	(98)	-	(2,883)	-	(98)	-
Basic earnings	$ 1,122	22,391,213	$ 4,472	19,681,917	$ 221	21,320,616	$ 6,957	19,670,640
Dilutive options	-	146,262	-	123,838	-	141,101	-	74,755
Convertible debentures	-	-	65	425,680	-	-	65	212,840
Fully diluted earnings	$ 1,122	22,537,475	$ 4,537	20,231,435	$ 221	21,461,717	$ 7,022	19,958,235

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

10. PER UNIT CALCULATIONS (continued)

	Quarter ended June 30 2001 $	Quarter ended June 30 2001 Weighted Average Units	Quarter ended June 30 2000 $	Quarter ended June 30 2000 Weighted Average Units	Six months ended June 30 2001 $	Six months ended June 30 2001 Weighted Average Units	Six months ended June 30 2000 $	Six months ended June 30 2000 Weighted Average Units
Basic distributable income	$ 8,258	22,391,213	$ 8,231	19,681,917	$ 14,476	21,320,616	$ 14,632	19,670,640
Dilutive options	-	146,262	-	123,838	-	141,101	-	74,755
Convertible debentures	818	6,160,466	65	425,680	1,662	6,174,372	65	212,840
Fully diluted distributable income	$ 9,076	28,697,941	$ 8,296	20,231,435	$ 16,138	27,636,089	$ 14,697	19,958,235

Per unit amounts are as follows:

	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
Basic net income per unit	$ 0.050	$ 0.227	$ 0.010	$ 0.354
Fully diluted net income per unit	$ 0.050	$ 0.224	$ 0.010	$ 0.352
Basic distributable income per unit	$ 0.369	$ 0.418	$ 0.679	$ 0.744
Fully diluted distributable income per unit	$ 0.316	$ 0.410	$ 0.584	$ 0.736

Basic per unit information is calculated based on the weighted average number of units outstanding during the period. The calculation of per unit information on a fully diluted basis considers the potential exercise of outstanding unit purchase options to the extent that each option is dilutive and the potential conversion of outstanding convertible debentures to the extent that each debenture series is dilutive.

Options to purchase units that have an exercise price in excess of the average market price of the units of CPL Reit for the period have been excluded from the calculation of the weighted average number of units as follows:

	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
Number of options	619,000	619,000	629,000	619,000
Range of exercise prices	$16.94 to $23.50	$16.94 to $23.50	$14.17 to $23.50	$16.94 to $23.50

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

11. SEGMENTED INFORMATION

CPL Reit has two reportable operating segments, Canada and the United States. The segments are managed separately due to the differences in legislative environments and funding programs in each of the countries. The accounting policies of the two segments are the same as those described for CPL Reit. Corporate interest expense and trust expenses are managed by the Trust as a separate responsibility and are not allocated to reportable operating segments. CPL Reit has no material inter-segment sales, transfers or expenses.

	Canada		United States		Total	
			Quarter ended June 30			
	2001	2000	**2001**	2000	**2001**	2000
Revenue	$ **81,672**	$ 79,988	$ **52,044**	$ 45,283	$ **133,716**	$ 125,271
Expenses						
Property operating expenses	**66,622**	62,842	**43,942**	39,049	**110,564**	101,891
General, administrative and management	**3,100**	2,838	**1,923**	1,558	**5,023**	4,396
Property operating income	**11,950**	14,308	**6,179**	4,676	**18,129**	18,984
Long term debt and bank interest	**4,804**	5,052	**3,226**	3,722	**8,030**	8,774
Depreciation and amortization	**9,382**	4,045	**1,589**	1,489	**10,971**	5,534
Income (loss) before income taxes	**(2,236)**	5,211	**1,364**	(535)	**(872)**	4,676
Future income tax expense (benefit)	**(5,938)**	(1,672)	**650**	(201)	**(5,288)**	(1,873)
Current income tax	**64**	151	**-**	(35)	**64**	116
Income (loss) before corporate items	**3,638**	6,732	**714**	(299)	**4,352**	6,433
Corporate expenses						
Trust expenses					**1,369**	1,073
Long tem debt and bank interest					**408**	790
Net income					$ **2,575**	$ 4,570

	Canada		United States		Total	
			Six months ended June 30			
	2001	2000	**2001**	2000	**2001**	2000
Revenue	$ **162,385**	$ 157,630	$ **101,479**	$ 81,451	$ **263,864**	$ 239,081
Expenses						
Property operating expenses	**132,615**	125,632	**86,999**	70,050	**219,614**	195,682
General, administrative and management	**5,989**	5,653	**3,525**	2,751	**9,514**	8,404
Property operating income	**23,781**	26,345	**10,955**	8,650	**34,736**	34,995
Long term debt and bank interest	**9,699**	10,223	**6,855**	6,462	**16,554**	16,685
Depreciation and amortization	**13,367**	7,603	**3,494**	2,769	**16,861**	10,372
Income (loss) before income taxes	**715**	8,519	**606**	(581)	**1,321**	7,938
Future income tax expense (benefit)	**(7,035)**	(2,592)	**1,546**	(203)	**(5,489)**	(2,795)
Current income tax	**172**	180	**-**	26	**172**	206
Income (loss) before corporate items	**7,578**	10,931	**(940)**	(404)	**6,638**	10,527
Corporate expenses						
Trust expenses					**2,355**	2,218
Long tem debt and bank interest					**1,179**	1,254
Net income					$ **3,104**	$ 7,055

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

11. SEGMENTED INFORMATION (continued)

	Canada		United States		Total	
	June 30 2001	December 31 2000	**June 30 2001**	December 31 2000	**June 30 2001**	December 31 2000
Total Assets	**$ 654,879**	$ 627,722	**$ 257,902**	$ 253,303	**$ 912,781**	$ 881,025
Total Liabilities	**$ 410,239**	$ 404,962	**$ 210,600**	$ 205,076	**$ 620,839**	$ 610,038

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's presentation.



CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Third Quarter Report 2001

FOR THE PERIOD ENDED SEPTEMBER 30, 2001

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

2001 Third Quarter Report to Unitholders

Dear Fellow Unitholders:

CPL Long Term Care Real Estate Investment Trust's third quarter results for 2001 demonstrate its ability to offer unitholders stable returns in a challenging economy. The Trust's performance during the period is marked by continued financial improvement in its US operations. In addition, CPL REIT is benefiting from economic trends including declining interest rates and greater public sector investment in long term care.

CPL REIT achieved record distributable income of $10,124,000 for the third quarter of 2001. This compares to distributable income of $8,509,000 during the same period in 2000. On a per unit basis, distributable income grew to $0.452 during the third quarter of 2001, compared to $0.432 per unit during the third quarter of 2000. This growth is largely attributable to the continued strengthening of the Trust's US operations during 2001 and lower interest costs as a result of significant declines in both US and Canadian floating interest rates.

Distributable income from the US operations of CPL REIT increased to $3,365,000 for the third quarter of 2001, compared to $1,407,000 during the third quarter of 2000. This increase includes a $1,045,000 improvement in operating income and a $900,000 reduction in interest expense. The Canadian portfolio's $8,324,000 contribution to distributable income during the third quarter of 2001, while down from a total of $9,233,000 achieved during the same period in 2000, is a 17.5% improvement over distributable income of $7,082,000 achieved during the second quarter of 2001. This increase over consecutive quarters is attributable to improved operating income performance and lower interest expense.

CPL REIT's development program achieved a major milestone at the end of October by welcoming residents at its first two new facilities. Two additional facilities are scheduled to open in January and the remaining 12 facilities are scheduled to open at a rate of approximately one per month throughout the remainder of 2002. It is anticipated that in most cases, these new facilities will achieve stabilized occupancy rates of approximately 97% within their first three to six months of operation.

A new development opportunity presented itself recently as Edmonton's Capital Health Authority has awarded CPL REIT the right to build and operate 100 beds that will be partially financed through a grant from the Health Authority. CPL REIT plans to combine these new licensed beds with licenses it already holds to develop a 128 bed facility. Construction is tentatively scheduled to begin during the summer of 2002.

On October 18, 2001, the Trust entered into an agreement to sell to a syndicate of underwriters 1,875,000 CPL REIT units at $13.35 per unit to raise gross proceeds of just over $25 million. In addition, the Trust provided the underwriters an over-allotment option, valid until the close of the transaction, that would enable them to acquire 10% more units at the same price. The issue will close on November 8, 2001 and the underwriters have indicated that they will be exercising the over allotment option. CPL REIT intends to use the total estimated net proceeds of approximately $26 million to assist with the financing of development activities, for working capital and for general corporate purposes. Until so required, the Trust will use the net proceeds to reduce its revolving credit facilities.

The announcement of the current equity issue coincided with disclosure that management of CPL REIT is exploring the possibility of a business combination with Retirement Residences Real Estate Investment Trust. Such a transaction would result in a combined entity with a market capitalization in excess of $700 million, based on the current market capitalization of each of the entities, increased liquidity for unitholders, greater access to capital and a range of potential synergies. The business combination would also accomplish the internalization of the management of CPL REIT.

If management concludes that this transaction would be beneficial to CPL REIT, it would propose the transaction to its Board of Trustees. Completion of such a transaction would be subject to, among other things, review and approval by the Boards of Trustees of both real estate trusts; satisfactory independent valuations; requisite unitholder, regulatory and other third party approvals; and other conditions.

For the balance of this year, CPL REIT anticipates continued strong financial performance from its US operations – supported by improved access to employees, stable occupancy rates, and reduced floating interest rates. Currently, floating interest rates are 1.05% lower than the average experienced by CPL REIT during the third quarter of 2001.

The outlook for the Canadian operations is favourable compared to the first half of the year's financial results. Improvements that began in the third quarter are expected to continue. Recent increases in public funding, including a 2.6% increase by the Ontario Government effective October 1, 2001, build upon other increases that took effect in July of this year. These increases will help offset higher costs which started earlier in the year.

Recent economic developments offer CPL REIT an excellent opportunity to demonstrate its resistance to economic cycles. During the balance of the year, the Trust will continue to benefit from proven management expertise, high occupancy rates, stable sources of funding and a growing demand for its services. By doing so, it will continue to provide unitholders stable and predictable returns in an otherwise uncertain economy.

On behalf of the Trustees and Management,

John Crow, Chairman

Barry Reichmann, President

November 6, 2001

281

Management's Discussion and Analysis of Operations and Financial Condition

The following discussion and analysis reviews the operating performance and financial condition of CPL Long Term Care Real Estate Investment Trust and its subsidiaries ("CPL REIT" or the "Trust") and provides information concerning the significant developments and issues that affected the financial results for the three month and nine month periods ended September 30, 2001 compared to the same periods in 2000. This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements for the periods ended September 30, 2001 and 2000 and the audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2000.

CPL REIT is an unincorporated closed end investment trust established pursuant to and governed by a Declaration of Trust. The Trust's business is the ownership and, through subsidiaries, the operation of long term care facilities which provide health care based accommodation and services mainly to senior populations.

At September 30, 2001, CPL REIT owned 58 long term care properties with 7,898 beds located in five provinces in Canada and 20 facilities with 2,230 beds located in eight states in the United States.

In addition to the facilities owned by CPL REIT, it operated 11 facilities in Ontario on behalf of third parties with a total of 1,246 beds at September 30, 2001.

RESULTS OF OPERATIONS

CPL REIT's financial operating performance for the third quarter and for the nine months ended September 30, 2001 compared to the same periods in 2000 is summarized as follows:

Millions (except per unit amounts)	Three Months ended September 30			Nine Months ended September 30		
	2001	2000	% Change	**2001**	2000	% Change
Revenue	**$137.0**	$130.2	5.3	**$ 400.9**	$369.3	8.6
EBITDA	**$ 18.1**	$ 18.5	(1.9)	**$ 50.5**	$ 51.3	(1.5)
Net Income	**$ 3.3**	$ 3.2	3.4	**$ 6.4**	$ 10.2	(37.6)
Basic distributable income per unit	**$0.452**	$0.432	4.8	**$1.132**	$1.176	(3.7)
Distributions paid to unitholders	**$ 8.2**	$ 8.0	2.5	**$ 25.6**	$ 23.9	7.1
Distributions paid per unit	**$0.365**	$0.405	(9.9)	**$1.175**	$1.215	(3.3)

Net income for the third quarter of 2001 increased to $3.3 million from $3.2 million in the third quarter of 2000.

For the nine months ended September 30, 2001, CPL REIT's net income was $6.4 million, down from $10.2 million in the nine months ended September 30, 2000. Net income in the current period was positively affected by a second quarter adjustment of $4.8 million to future income tax assets following changes to Provincial tax legislation, largely in Ontario. For the first nine months of 2000, net income was positively impacted by similar Federal and Ontario tax legislation changes which increased net income by $1.8 million in the second quarter of 2000.

The tax adjustment of $4.8 million in the current period was offset by a charge to goodwill in the amount of $4.5 million relating to a revision of the useful life of certain facilities owned by CPL REIT in the second quarter of 2001.

Although net income is not affected by charges to Unitholders' equity in respect of the equity component of the convertible debentures, comparisons of net income on a per unit basis for the third quarter of 2001 and third quarter 2000 take into consideration the accounting effects of the convertible debentures. These charges are deducted from net income when calculating net income available to unitholders on a per unit basis. Basic net income per unit, is calculated as follows:

In Thousands (except per unit amounts)	Quarter ended September 30		Nine months ended September 30	
	2001	2000	**2001**	2000
Net income per unit before accretion on equity component of convertible debentures	**$ 3,282**	$ 3,172	**$ 6,386**	$ 10,227
Accretion on equity component of convertible debentures	**$ (1,499)**	$ (562)	**$ (4,383)**	$ (660)
Basic net income	**$ 1,783**	$ 2,610	**$ 2,003**	$ 10,009
Basic net income per unit	**$ 0.080**	$ 0.132	**$ 0.092**	$ 0.486

While the effect of the convertible debentures has been included in the calculation of net income per unit, new facilities financed in part by the issuance of convertible debentures will not begin contributing to earnings until 2002.

Segmented and Acquisition Information

The Trust's operations are segmented between Canadian and US divisions. This review analyzes the performance of these divisions separately where appropriate due to operating, market or other business conditions and otherwise the review is presented on a consolidated basis.

CPL REIT's growth strategy has historically focused on strategic acquisitions and selective property developments. Through these activities the Trust has continued to add to its portfolio of facilities. This can have a material effect on the growth in financial results and the financial position of the Trust.

In the past seven quarters, CPL REIT's growth has occurred in the United States, where CPL REIT added 7 facilities with 599 beds on February 29, 2000 (the "Renaissance acquisition"). In Canada, CPL REIT has 16 new facilities under development, and otherwise has not added any new facilities in 2000 or the first nine months of 2001.

The following analysis of net income first compares the third quarter of 2001 to the third quarter of 2000 and then compares the first three quarters of 2001 to the first three quarters of 2000.

THIRD QUARTER ENDED SEPTEMBER 30, 2001 COMPARED TO 2000 THIRD QUARTER

The following table summarizes the results of operations by division, and comparing the third quarter 2001 to the third quarter of 2000:

Thousands	Quarter ended September 30 2001	2000	Total change $	%
Canadian Division				
Revenue	$ **83,496**	$ 83,027	$ 469	0.6%
Expenses				
Property operating expenses	**67,279**	65,859	(1,420)	(2.2)%
General, administrative and management	**3,102**	2,932	(170)	(5.8)%
Property operating income	**13,115**	14,236	(1,121)	(7.9)%
Long term debt and bank interest	**4,690**	4,871	181	3.7%
Depreciation and amortization	**4,944**	3,472	(1,472)	(42.4)%
Canadian income before income taxes	**3,481**	5,893	(2,412)	(40.9)%
US Division				
Revenue	$ **53,511**	$ 47,145	$ 6,366	13.5%
Expenses				
Property operating expenses	**45,367**	40,056	(5,311)	(13.3)%
General, administrative and management	**1,902**	1,892	(10)	(0.5)%
Property operating income	**6,242**	5,197	1,045	20.1%
Long term debt and bank interest	**2,877**	3,777	900	23.8%
Depreciation and amortization	**1,857**	1,576	(281)	(17.8)%
US income (loss) before income taxes	**1,508**	(156)	1,664	(1066.7)%
Corporate expenses				
Trust expenses	**1,238**	957	(281)	(29.4)%
Long tem debt and bank interest	**327**	1,174	847	72.1%
Net income before income taxes	**3,424**	3,606	(182)	(5.0)%

Revenue

Consolidated revenue increased by $6.8 million during the third quarter of 2001, a 5.3 percent increase compared to revenue during the same period in 2000.

On a same facility basis, third quarter revenue from CPL REIT's Canadian operations increased by 0.6 percent or 2.5 percent after adjusting for the effect of a retroactive funding adjustment of $1.7 million in the third quarter of 2000. Revenue from the US division increased 13.5 percent or 9.3 percent compared to 2000, after eliminating the effect of foreign exchange rate changes.

284

Property Operating Expenses

Property operating expenses represent costs incurred directly at the facilities, including employee expenses, supplies, utilities, maintenance and property taxes. In Canada property operating expenses increased by 2.2 percent from the third quarter of 2000 to the third quarter of 2001. Excluding the effect of costs funded directly by government reimbursement, labour costs grew by 1.5 percent when compared to the third quarter of 2000, while other expenses, not including utilities, increased by approximately 5.2 percent. Utility costs increased by 11.4 percent comparing the third quarter of 2000 to the same period in 2001. This was due to an increase of over 25 percent in natural gas costs that added $0.1 million to expenses for the third quarter of 2001 compared to the third quarter of 2000.

US division property operating expenses increased by $5.3 million in the third quarter of 2001, compared with the third quarter of 2000. Of this increase, $2 million is attributable to a change in foreign exchange rates. After eliminating the effect of exchange rate fluctuations, the increase in expenses for the third quarter of 2001 compared to the third quarter of 2000 represents a 9.0 percent increase in operating costs, compared to the 9.3 percent increase in revenues for the quarter.

General, Administrative and Management Expenses

The 3.7 percent increase in General, Administrative and Management expenses is attributable largely to Canada, where expenses increased by 5.8 percent compared to the third quarter of 2000. This was due to higher management fee costs based on revenue increases and to costs of regional operations management. US operations general, administrative and management expenses changed marginally for the three months ended September 30, 2001 compared to the same three months in 2000.

Trust Expenses

The Trust expense increase of $0.3 million from the third quarter of 2000 to 2001 relates to increased advisory fees and professional fees.

Interest Expense

Interest expense, on a consolidated basis, decreased to $7.9 million for the three months ended September 30, 2001, compared to $9.8 million for the same three months in 2000. The US operations and the corporate segment were the main contributors to the $1.9 million positive change in interest expense.

In the United States, where approximately 70 percent of the Trust's floating rate debt resides, short term interest rates declined by 2.5% in the first six months of 2001, and a further 1 percent in the third quarter. This decrease, combined with a further one-half percent reduction in October 2001, will benefit CPL REIT significantly during the balance of the year by lowering the Trust's borrowing costs.

In the Canadian division where a substantial proportion of mortgage loans are at fixed rates, long term debt and bank interest declined from $4.871 million in the third quarter of 2000 to $4.690 million. The reduction in interest expense resulted from the declining interest rates applicable to the revolving operating bank loan combined with the renewal of certain of its fixed rate mortgages at lower interest rates.

In the third quarter of 2001 as compared to the third quarter of 2000, interest rates related to CPL REIT's US floating rate declined by approximately 3 percent accounting for a $1.1 million decrease in interest expense over these periods in the US division. This decrease was offset by the effect of foreign exchange fluctuations which added $0.2 million to interest expense.

CPL REIT's interest not allocated to divisions declined overall by $0.9 million. This was due, in part, to the capitalization of interest as a result of the ongoing Canadian development program. Declines in Canadian floating rates positively affected interest expense on CPL REIT's revolving term facility. This was offset by the interest expense attributable to the October 2000 debentures which were issued subsequent to the third quarter 2000.

Income Taxes
CPL REIT distributes its income for income tax purposes to its unitholders so that it does not incur any cost for income tax under Part I of the Income Tax Act (Canada). The income tax provision included in the financial statements represents the tax liabilities or benefits from its Canadian and US subsidiaries. Current income tax relates to Canadian Federal large corporation tax and US state taxes incurred in its subsidiaries.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE SAME PERIOD IN 2000

The comparative results of operations have been affected on a year to date basis, but not on a Third Quarter to Third Quarter basis by the Renaissance acquisition that was completed in the first quarter of 2000 in the United States. The following table shows the change in the financial results for the nine month period ended September 30, with and without the change attributable to the acquisition on CPL REIT's operating segments:

Thousands	Nine months ended September 30				Change attributable to acquisitions in 2000	Change after eliminating acquisitions in 2000	
	2001	2000	Total change $	%	$	$	%
Canadian Division							
Revenue	$ 245,881	$ 240,657	$ 5,224	2.2%	$ -	$ 5,224	2.2%
Expenses							
Property operating expenses	199,894	191,491	(8,403)	(4.4)%	-	(8,403)	(4.4)%
General, administrative and management	9,091	8,585	(506)	(5.9)%	-	(506)	(5.9)%
Property operating income	36,896	40,581	(3,685)	(9.1)%	-	(3,685)	(9.1)%
Long term debt and bank interest	14,389	15,093	704	4.7%	-	704	4.7%
Depreciation and amortization	18,311	11,076	(7,235)	(65.3)%	-	(7,235)	(65.3)%
Canadian income before income taxes	4,196	14,412	(10,216)	(70.9)%	-	(10,216)	(70.9)%
US Division							
Revenue	$ 154,990	$ 128,596	$ 26,394	20.5%	$ 9,009	$ 17,385	13.5%
Expenses							
Property operating expenses	132,366	110,106	(22,260)	(20.2)%	(7,850)	(14,410)	(13.1)%
General, administrative and management	5,427	4,643	(784)	(16.9)%	(253)	(531)	(11.4)%
Property operating income	17,197	13,847	3,350	24.2%	906	2,444	17.7%
Long term debt and bank interest	9,732	10,240	508	5.0%	(533)	1,041	10.2%
Depreciation and amortization	5,351	4,344	(1,007)	(23.2)%	(340)	(667)	(15.4)%
US income (loss) before income taxes	2,114	(737)	2,851	(386.8)%	33	2,818	(382.4)%
Corporate expenses not allocated to divisions							
Trust expenses	3,593	3,175	(418)	(13.2)%		(418)	(13.2)%
Long tem debt and bank interest	1,506	2,428	922	38.0%		922	38.0%
Net Income before income taxes	1,211	8,072	(6,786)	(84.9)%	33	(6,894)	(85.4)%

286

Revenues

Year to date revenues grew by $31.6 million, of which $9.0 million is attributable to the February 29, 2000 Renaissance acquisition in the United States. Comparing the first nine months of 2001 to 2000, Canadian revenues grew by 2.2 percent and, after adjusting for the effect of the acquisitions in the US, US revenues increased 13.5 percent.

The growth in Canadian revenues for the nine months ended September 30, 2001 compared to the same period in 2000 was affected by the receipt of prior period funding increases of $2.3 million in 2000. When this increase is eliminated, revenues would have increased by 3.1 percent in the nine months of 2001 compared to the same period of 2000. Adjusting for the effect of foreign exchange changes, revenue from US division operations increased on a same store basis by 8.9 percent.

Property Operating Expenses

On a consolidated basis, property operating expenses for the first nine months of 2001 grew by 10.1 percent compared to the same period in 2000. In Canada, costs rose by 4.4 percent comparing the first nine months of 2001 to the same period in 2000, influenced by labour costs and natural gas cost increases.

Year to date US property operating expenses increased 13.1 percent after adjusting for the Renaissance acquisition in 2000 and 8.5 percent after adjusting for foreign exchange fluctuations. The increase reflects higher occupancy levels combined with increased labour costs.

General, Administrative and Management

Canadian division operations general, administrative and management expenses increased by $0.5 million or 5.9 percent for the nine month period ended September 30, 2001 as compared to the same period of 2000. The increase mainly relates to increases in management fees relating to revenue increases and to costs associated with regional operations.

After eliminating the effect of the Renaissance acquisition, US operations general, administrative and management expenses increased 11.4 percent. After further adjusting for fluctuations in foreign exchange rates, the increase amounted to 7.0 percent, primarily relating to increased management costs including management fees resulting from increased revenues.

Trust Expenses

For the first nine months of 2001 compared to the same period in 2000, trust expenses increased by $0.4 million relating primarily to professional fees and expenses.

Interest Expense

CPL REIT's consolidated interest expense declined $2.1 million for the first nine months of 2001 as compared to the same period in 2000 reflecting positive changes in all of the Trust's divisions.

After accounting for changes due to the Renaissance acquisition in the first quarter of 2000, interest costs related to the US division for the nine month period decreased by $1.0 million, of which changes in foreign exchange created an increase in interest expense of $ 0.5 million while reductions in rates applicable to floating rate debt resulted in a $1.5 million decrease to interest expense.

Interest expense incurred by the Canadian operations for the nine months ended September 30 declined to $ 14.4 million in 2001 from $ 15.1 million in 2000. The decline resulted from a reduction in interest rates, reduced usage of the Canadian operating line due to the application of a portion of the March 2001 equity issue to this line, and the renewal of certain fixed rate mortgages at lower rates.

For the first nine months of 2001, corporate interest expense declined $ 0.922 million as compared to 2000. Increased capitalization of interest as a result of the ongoing Canadian development program generated a $2.6 million improvement while additional interest costs in 2001 from the October 2000 debentures and a full nine months of the June 2000 debentures amounted to $2.0 million. Declines in Canadian floating rates positively affected interest expense related to CPL REIT's revolving term facility accounting for a favourable variance compared to the nine months ended 2000 of $ 0.3 million.

Income taxes

Net income for the first nine months of 2001 was positively affected by a $4.8 million adjustment to future income tax assets following changes to Provincial tax legislation, largely in Ontario. Net income in the comparative period in 2000 was positively impacted by similar Federal and Ontario tax legislation changes which increased net income by $1.8 million in the nine month period ended September 30, 2000.

CHANGES IN FINANCIAL CONDITION

Assets

The total book value of assets increased by 8.4 percent, from $881.0 million at December 31, 2000 to $955.2 million at September 30, 2001 primarily due to increased investment in properties under development and changes in foreign exchange translation rates.

Property Investments

Property investments increased by $1.3 million over the period from December 31, 2000 to September 30, 2001. After adjusting for changes in foreign exchange rates, property investments declined by $9.1 million due to depreciation costs, net of $5.6 million in capital improvements.

Property investments include land, buildings and furniture and equipment as well as the cost attributed to the licenses granted by provincial and state governments. These licenses are required to operate long term care beds in all jurisdictions in which CPL REIT owns facilities. At September 30, 2001, the book value of the licenses was $46.0 million compared to $47.6 million at December 31, 2000.

Properties Under Development

CPL REIT experienced significant growth in this asset category during the nine month period, investing a further $75.2 million in development activity related to the 15 new facilities under development in Ontario, the redevelopment of a property in Ontario, and the construction of a new facility in Alberta.

Goodwill and Deferred Charges

The net carrying value of goodwill at the end of September 2001 was $42.1 million compared to $48.8 million at December 31, 2000. This decrease relates to amortization of goodwill and to a charge of $4.5 million in the second quarter of 2001 resulting from a revision of the useful life of certain facilities owned by CPL REIT.

Deferred charges, consisting primarily of financing charges, decreased from a net book value of $9.5 million at December 31, 2000 to $8.5 million at September 30, 2001.

Accounts Receivable, Prepaid Expenses and Other Assets

Eliminating the effect of changes in foreign exchange rates, accounts receivable, prepaid expenses and other assets grew by $2.9 million, largely arising from prepaid expenses which account for approximately one half of the increase, and increases in the level of accounts receivable in the US division.

LIABILITIES

Long Term Debt

Total long term debt at the end of the third quarter of 2001 totaled $516.4 million compared to $460.6 million at the end of 2000. The increase of $55.8 million was due to the incurrence of additional debt used to assist with financing $75.2 million of properties under development during the period. Included in long term debt are first mortgages of $457.6 million, other long term debt of $2.1 million and the Trust's corporate facility which had $56.7 million outstanding at September 30, 2001.

The Trust has $7.1 million of fixed rate mortgage loans due on maturity during the balance of 2001. In addition, CPL REIT's corporate facility was renewed in June 2001 for a further 18 month period ending December 31, 2002. Certain covenant requirements under various non-recourse mortgages in CPL REIT's US operations were not being met as of September 30, 2001. These covenants relate to interest coverage multiples. None of the borrowers have provided notices setting out the covenant violations. It is estimated that $10.8 million in repayments would be required to satisfy existing covenant requirements should lenders exercise their rights in this regard. CPL REIT anticipates renewing all loans maturing in 2001.

Convertible Debentures

For accounting purposes, interest charged to earnings is effectively calculated on the outstanding balance of the debt component at a rate of 11.3%. At each payment date (September 1 and December 1 annually), a portion of the semi annual interest payment is applied as a reduction of the debt component, so that the principal component is fully amortized by the end of the term. In addition, holders of Convertible Debentures exercised conversion privileges in respect of 79,864 units issued during the nine month period ended September 30, 2001.

Note Payable

As scheduled, the note payable was reduced by $4.0 million in January 2001. While the note is non-interest bearing, an imputed 4% discount rate is reflected in the financial statements. The balance of the note, in the amount of $2.0 million, is due in January 2002.

Unitholders' Equity
Unitholders' equity was increased in March 2001, when the Trust completed an offering of 2,416,100 units, for aggregate gross proceeds of $33.6 million and net proceeds of $31.5 million after expenses of the offering. The net proceeds were used to pay down revolving term loan facilities and to fund properties under development.

As well, the equity component of Convertible Debentures, included in Unitholders' Equity, was increased by a charge to retained earnings over the term (referred to as accretion) to the full face value of the Convertible Debentures. During the first nine months of 2001, the accretion of the equity component of Convertible Debentures amounted to $4.4 million.

Subsequent to the end of the third quarter of 2001, the Trust entered into an agreement to sell to a syndicate of underwriters 1,875,000 units at $13.35 per unit for total proceeds of $25.0 million. The Trust also provided the underwriters an over-allotment option valid until the close of the transaction that would enable them to exercise 10% more units at the same price. The issue will close on November 8, 2001.

CAPITAL REQUIREMENTS

CPL REIT continually invests capital in its facilities to ensure they are well maintained and remain competitive in their markets. In the first nine months of 2001, CPL REIT invested $5.6 million in capital improvements in order to maintain and improve its facilities. It is anticipated that a proportionate amount will be invested in the existing facilities during the balance of 2001. In addition, the Trust has commenced the redevelopment of a facility, which will be completed in 2002 at a cost of approximately $12.5 million. These capital expenditures are funded out of working capital, including the Trust's corporate facility, which, in turn, is paid down periodically from new long term debt facilities or equity issues. CPL REIT is undertaking a major development program of 16 new facilities, which will add 1,694 new long term care beds and a redevelopment program which will replace 210 beds. With the exception of a 138 bed facility in Calgary, these projects are all located in Ontario. Fourteen facilities were under construction at September 30, 2001. Construction has commenced on one additional facility since September 30, 2001 with construction scheduled to start on the last scheduled development in the fall of 2001. It is estimated that the cost to develop these facilities will total approximately $240 million. As of September 30, 2001, CPL REIT had invested $102.7 million towards the projected cost.

Project financing commitments have been entered into for nine of the facilities for up to $103.5 million at an average interest rate of 6.8% per annum and for a term that covers the development period plus 20 years. It is anticipated that project financing will provide for approximately 75% of the total cost of each development. The balance of the anticipated cost will be financed by borrowings under the Trust's corporate facility.

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Balance Sheets

(unaudited)

(thousands of dollars)	*note*	As at September 30 2001	As at December 31 2000
ASSETS			
Property investments		$ 746,112	$ 744,797
Properties under development	3	102,686	27,454
Goodwill and deferred charges		50,635	58,294
Accounts receivable, prepaid expenses and other assets		47,688	43,025
Note receivable		6,513	6,513
Future income tax assets		1,561	942
		$ 955,195	**$ 881,025**
LIABILITIES			
Long term debt	5	$ 516,406	$ 460,561
Bank indebtedness		17,053	17,846
Debt component of convertible debentures		27,681	30,805
Accounts payable and accrued liabilities		68,315	58,097
Future income tax liabilities		26,758	31,668
Note payable		1,846	5,534
Non controlling interest		5,527	5,527
		663,586	**610,038**
UNITHOLDERS' EQUITY	6	**291,609**	**270,987**
		$ 955,195	**$ 881,025**
Commitments and contingencies	7		

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Income

(unaudited)

(thousands of dollars)	*note*	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
REVENUE		$ 137,007	$ 130,172	$ 400,871	$ 369,253
EXPENSES					
Property operating expenses		112,646	105,915	332,260	301,789
General, administrative and management	8	5,004	4,824	14,518	13,228
PROPERTY OPERATING INCOME		**19,357**	**19,433**	**54,093**	**54,236**
Trust expenses		1,238	957	3,593	2,983
INCOME BEFORE THE UNDERNOTED		**18,119**	**18,476**	**50,500**	**51,253**
Long term debt and bank interest		7,894	9,822	25,627	27,761
Depreciation and amortization	2	6,801	5,048	23,662	15,420
INCOME BEFORE INCOME TAXES		**3,424**	**3,606**	**1,211**	**8,072**
Future income tax expense (benefit)	4	43	289	(5,446)	(2,506)
Current income tax	4	101	145	273	351
NET INCOME		**$ 3,280**	**$ 3,172**	**$ 6,384**	**$ 10,227**
ADD					
Depreciation and amortization		6,801	5,048	23,662	15,420
Future income tax expense (benefit)	4	43	289	(5,446)	(2,506)
DISTRIBUTABLE INCOME	9	**$ 10,124**	**$ 8,509**	**$ 24,600**	**$ 23,141**
Basic net income per unit		**$ 0.080**	$ 0.132	**$ 0.092**	$ 0.486
Fully diluted net income per unit		**$ 0.079**	$ 0.131	**$ 0.092**	$ 0.483

Per unit calculations 10

The accompanying notes are an integral part of the financial statements.

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Unitholders' Equity

For the nine months ended

(unaudited)

(thousands of dollars)	note	Units in $	Net income and distributions	Equity components of convertible debentures	Foreign currency translation adjustment	Total
UNITHOLDERS' EQUITY December 31, 1999		**$ 269,894**	**$ (33,448)**	**$ -**	**$ (2,111)**	**$ 234,335**
CHANGES DURING THE PERIOD						
Net income			10,227			10,227
Distributions to unitholders	9		(23,922)			(23,922)
Subscriptions	6	1,042				1,042
Issue costs				(1,220)		(1,220)
Equity component of convertible debentures				20,911		20,911
Equity component of convertible debentures - holder options				645		645
Accretion on equity component of convertible debentures			(660)			(660)
Foreign currency translation adjustment					2,538	2,538
UNITHOLDERS' EQUITY September 30, 2000		**$ 270,936**	**$ (47,803)**	**$ 20,336**	**$ 427**	**$ 243,896**
UNITHOLDERS' EQUITY December 31, 2000		**$ 271,285**	**$ (52,169)**	**$ 51,539**	**$ 332**	**$ 270,987**
CHANGES DURING THE PERIOD						
Net income			6,384			6,384
Distributions to unitholders	9		(25,585)			(25,585)
Subscriptions	6	38,162				38,162
Issue costs		(2,063)				(2,063)
Equity component of convertible debentures (net of conversions)				3,736		3,736
Equity component of convertible debentures - holder options (net of conversions)				(19)		(19)
Accretion on equity component of convertible debentures			(4,383)			(4,383)
Foreign currency translation adjustment					4,390	4,390
UNITHOLDERS' EQUITY September 30, 2001		**$ 307,384**	**$ (75,753)**	**$ 55,256**	**$ 4,722**	**$ 291,609**

The accompanying notes are an integral part of the financial statements.

293

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Cash Flows

(unaudited)

(thousands of dollars)	Three months ended September 30 2001	2000	Nine months ended September 30 2001	2000
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net income	**$ 3,280**	**$ 3,172**	**$ 6,384**	**$ 10,227**
Items not affecting cash:				
Depreciation and amortization	6,801	5,048	23,662	15,420
Future income tax expense (benefit)	43	289	(5,446)	(2,506)
Advisory fees paid through issue of units	335	315	1,142	919
FUNDS FROM OPERATIONS	10,459	8,824	25,742	24,060
Non-cash change in working capital	2,429	(6,805)	(3,660)	(14,280)
	12,888	**2,019**	**22,082**	**9,780**
FINANCING				
Mortgage principal repayment	(5,551)	(11,534)	(11,248)	(14,625)
Mortgage financing	19,740	18,958	32,024	18,958
Repayment of note payable	-	-	(4,000)	(3,000)
Reduction of debt component of convertible debentures	-	-	(2,743)	-
Proceeds from offering of convertible debentures (net of issue costs)	-	-	-	33,120
Proceeds from offering of units (net of issue costs)	-	-	31,459	-
Proceeds from exercise of options	77	-	293	-
Change in revolving term facility	14,747	7,727	26,063	2,246
Distributions to unitholders	(8,154)	(7,963)	(25,492)	(23,862)
	20,859	**7,188**	**46,356**	**12,837**
INVESTING				
Business and asset acquisitions, net of liabilities assumed	-	-	-	(1,613)
Deferred charges	(226)	(892)	(741)	(3,243)
Properties under development	(28,271)	(3,885)	(61,298)	(13,096)
Capital improvements	(1,995)	(3,457)	(5,606)	(8,686)
	(30,492)	**(8,234)**	**(67,645)**	**(26,638)**
CHANGE IN CASH POSITION	**3,255**	**973**	**793**	**(4,021)**
BANK INDEBTEDNESS, BEGINNING OF PERIOD	**(20,308)**	**(21,737)**	**(17,846)**	**(16,743)**
BANK INDEBTEDNESS, END OF PERIOD	**$ (17,053)**	**$ (20,764)**	**$ (17,053)**	**$ (20,764)**
SUPPLEMENTAL DISCLOSURE OF CASHFLOWS				
Payments for interest	**$ 6,684**	$ 9,325	**$ 24,507**	$ 26,668
Payments for income taxes	**$ 179**	$ 210	**$ 376**	$ 913

The accompanying notes are an integral part of the financial statements.

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

These consolidated interim financial statements should be read in conjunction with CPL Long Term Care Real Estate Investment Trust's ("CPL REIT" or the "Trust") most recent annual consolidated financial statements (December 31, 2000) as they do not conform in all respects to the disclosure requirements of annual financial statements prepared in accordance with Canadian generally accepted accounting principles. These consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except for the method of application noted in note 2 below.

1. THE TRUST

CPL Long Term Care Real Estate Investment Trust is an unincorporated, closed-end investment trust created pursuant to a Declaration of Trust dated February 20, 1997, as amended, and governed by the laws of Ontario. CPL REIT began operations on May 6, 1997. The Trust invests in real properties operated as long term care facilities in Canada and the United States. CPL REIT leases the properties to wholly owned subsidiaries, which operate the long term care facilities.

Long term care facilities experience a degree of variability in earnings as annual regulatory rate changes typically occur during CPL REIT's second and third quarters and in some jurisdictions seasonal fluctuations in occupancies impact revenues. In contrast, operating expenses, other than utilities and staff leave which are higher during the winter months, tend to increase proportionately throughout the year.

CPL REIT is taxed as a 'mutual fund trust' for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL REIT to the Unitholders of CPL REIT and deduct such distributions and designations for income tax purposes.

Canadian and U.S. subsidiaries of CPL REIT are subject to tax on their taxable income under the Canadian Income Tax Act and the U.S. Internal Revenue Code respectively.

2. CHANGE IN ESTIMATES

CPL REIT depreciates income producing buildings based on the sinking fund method using an imputed interest rate of 5%. Effective April 1, 2001 management reduced its estimate of the anticipated useful lives of certain of its properties located in Ontario based on a review of these facilities that considered their classification as determined by the Ontario provincial government. This change in accounting estimate will increase depreciation by approximately $980 per quarter and will be applied prospectively. In connection with the reduction in the estimate of useful lives of these facilities, management reduced the carrying value of the goodwill related to these facilities by $4,500 in the second quarter of 2001.

3. PROPERTIES UNDER DEVELOPMENT

The following costs have been capitalized to properties under development:

	September 30 2001	December 31 2000
Interest	**$ 5,321**	$ 1,287
General and administrative expenses	**4,636**	2,353
	$ 9,494	$ 3,640

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

4. INCOME TAXES

The provision for income taxes pertains to the Canadian and U.S. based subsidiaries and is summarized as follows:

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Provision for income taxes at the combined statutory federal, provincial and state income tax rate	$ 398	$ 377	$ (662)	$ (618)
Large corporations tax	101	57	273	263
Adjustment to future income tax assets and liabilities for changes in income tax legislation	-	-	(4,750)	(1,800)
Valuation allowance for unused loss carryforwards	(355)	-	(34)	-
	$ 144	$ 434	$ (5,173)	$ (2,155)

5. LONG TERM DEBT

Long term debt consists of the following:

	Canada		United States		Total	
	September 30 2001	December 31 2000	September 30 2001	December 31 2000	September 30 2001	December 31 2000
Fixed	$ 294,521	$ 270,230	$ 24,362	$ 25,250	$ 318,883	$ 295,480
Floating	64,389	36,748	133,134	128,333	197,523	165,081
	$ 358,910	$ 306,978	$ 157,496	$ 153,583	$ 516,406	$ 460,561

Long term debt bears interest at the following weighted average annual interest rates:

	Canada		United States		Total	
	September 30 2001	December 31 2000	September 30 2001	December 31 2000	September 30 2001	December 31 2000
Fixed	6.54%	6.95%	8.35%	8.23%	6.70%	7.06%
Floating	6.62%	7.40%	5.59%	9.13%	5.49%	8.81%

Long term debt includes U.S. denominated amounts of $99,744 U.S. (December 31, 2000 - $106,926 U.S.). CPL REIT has provided first charges on certain of its properties as security for the debt.

At September 30, 2001, CPL REIT had utilized $56,699 (December 31, 2000 - $30,635) of a corporate facility of $65,000 (December 31, 2000 - $65,000). The revolving term facility may be utilized for working capital requirements, acquisitions or properties under development The revolving term facility is secured by, among other things, a general security interest on the assets of CPL REIT plus first and second mortgages on specific properties of CPL REIT. The revolving term facility matures on December 31, 2002 and may be extended at the option of the lender.

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

5. LONG TERM DEBT (continued)

Certain properties of the U.S. subsidiaries of the Trust are not in compliance with certain covenants under the terms of their loan agreements. Discussions are in progress with the lenders to remedy the situation. $10,770 in debt repayments would be required currently to meet existing covenant requirements. CPL REIT and its subsidiaries are current with all payment obligations.

6. UNITHOLDERS' EQUITY

Units Issued and Outstanding

The interests in the Trust are represented by a single class of units which are unlimited in number. Each unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of units issued and outstanding is as follows:

	Units	Amount
Balance at December 31, 1999	**19,652,170**	**$ 269,894**
Units issued in connection with the payment of advisory fee expense	66,504	919
Units issued on conversion of convertible debentures exercised at the holder's option	4,421	63
Units issued in connection with the Distribution Re-investment Plan	4,260	60
Balance at September 30, 2000	**19,727,355**	**$ 270,936**
Balance at December 31, 2000	**19,751,682**	**$ 271,285**
Issuance of units on March 13, 2001, pursuant to a Prospectus dated March 6, 2001	2,416,100	33,584
Issue costs		(2,063)
Units issued as consideration for additional beds	159,035	2,081
Units issued in connection with the payment of advisory fee expense	77,557	1,066
Units issued on conversion of convertible debentures exercised at the holder's option	79,864	1,045
Units issued on the exercise of options	29,334	293
Units issued in connection with the Distribution Re-investment Plan	8,704	92
Balance at September 30, 2001	**22,522,276**	**$ 307,384**

On November 6, 2001, 30,649 units ($420) were approved for issuance in connection with the payment of the second quarter of 2001 advisory fee expense.

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

7. COMMITMENTS AND CONTINGENCIES

CPL REIT has entered into development agreements with the Province of Ontario Ministry of Health and Long Term Care to build 18 new facilities in Ontario. In addition, CPL REIT is developing one new facility in Alberta (140 beds). If all of these facilities are developed as currently planned, CPL REIT will invest an additional $146,000 to complete the facilities. CPL REIT has outstanding letters of credit in the amount of $2,476 related to these developments. The majority of the facilities being developed are targeted to be included in operations between the first quarter of 2002 and the end of 2002. CPL REIT has secured commitments from a major Canadian financial institution to provide construction financing up to $103,505 for nine of the properties under development with interest rates ranging between 6.73% and 6.85%.

8. RELATED PARTY TRANSACTIONS

a) Transfer of management and advisory agreements

On April 11, 2001, Central Park Lodges Inc. ("Lodges") (formerly Central Park Lodges Ltd.) transferred its interest in the advisory and management agreements referred to in note 8 b) I) i) to Retirement Residences Operations (REIT) LP, ("RROLP"), a subsidiary entity of Retirement Residences Real Estate Investment Trust ("Retirement REIT"). In connection with the transfer, CPL REIT required that RROLP agree to certain conditions pertaining to the provision of service and the waiver of the incentive fee referred to in note 8 b) I) ii) and certain of the management and advisory fees referred to in note 8 b) I) i) until the year 2007. To meet the requirements of the management agreement noted in note 8 b) I) i), on April 11, 2001 Lodges transferred 852,045 units of CPL REIT to Retirement REIT.

b) Central Park Lodges Inc.

I) Management and advisory agreements

CPL REIT, including its wholly owned subsidiaries, had entered into advisory and management agreements with Lodges, which prior to the transfer of units described in note 8 a), owned 15% (2000 - 15%) of the units of CPL REIT, whereby Lodges provided certain administrative and management services, and investment advice, to CPL REIT and its operators.

Under the terms of the agreements, Lodges was entitled to the following:

(i) Management and advisory fees:

(i) A management fee of 2.75% of the gross operating revenues of certain of the operators;

(ii) A base annual advisory fee equal to 0.35% of the adjusted cost base of CPL REIT's consolidated assets, payable half in units based on the average unit value in each quarter;

(ii) An incentive fee equal to 15% of the amount by which CPL REIT's Distributable Income exceeds 10% (on a cumulative annual basis) of the weighted average Unitholders' Equity pursuant to the definitions in the Declaration of Trust;

(iii) A financing co-ordination fee (which is deferred and amortized over the term of the related debt) of 0.25% of the principal amount of any new or replacement financing arranged for CPL REIT;

(iv) An acquisition fee (which is capitalized as a cost to acquire property investments) of 0.65% of the total acquisition price of any additional properties acquired by CPL REIT; and

(v) A disposition fee of 0.25% of the aggregate sale price of any property disposed of by CPL REIT.

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

8. RELATED PARTY TRANSACTIONS (continued)

During the nine months ended September 30, 2001 Lodges subscribed for and purchased 49,529 (2000 - 66,504) units at a cost of $666 (2000 - $919) as required by the advisory agreement noted in note 8 b) i).

	Three months ended September 30 2001	2000	Nine months ended September 30 2001	2000
During the period, Lodges charged CPL REIT the following amounts in respect of the management and advisory agreements:				
Management fees (net of reimbursements)	$ -	$ 2,703	$ 2,846	$ 7,615
Advisory fees (net of reimbursements)	-	632	803	1,887
Incentive fees	-	190	-	290
Financing co-ordination fees	-	74	9	74
Acquisition fees	-	-	-	364
	$ -	$ 3,599	$ 3,658	$ 10,230
During the period, Lodges reimbursed CPL REIT the following amounts in respect of the management and advisory agreements which is shown as a reduction of general,administrative and management expense	$ -	$ 195	$ 257	$ 572

c) Retirement Residences Operation (REIT) LP

Management and advisory agreements

CPL REIT, including its wholly owned subsidiaries has entered into advisory and management agreements with Retirement Residences Operations (REIT) LP ("RROLP") which owns 3.8% (2000 - nil) of the units of CPL REIT whereby RROLP provides certain administrative and management services, and investment advice, to CPL REIT and its operators.

The terms of the agreements are the same as those of the agreements noted in note 8) b) I) i) with the exception of the waiver of fees described in note 8 a).

	Three months ended September 30 2001	2000	Nine months ended September 30 2001	2000
During the period, RROLP charged CPL REIT the following amounts in respect of the management and advisory agreements:				
Management fee expenses	$ 2,792	$ -	$ 4,998	$ -
Advisory fees	840	-	1,596	-
Financing co-ordination fees	143	-	228	-
	$ 3,775	$ -	$ 6,822	$ -

During the period from April 11, 2001 to September 30, 2001 RROLP subscribed for and purchased 28,028 (2000 - nil) units at a cost of $403 (2000 - nil) as required by the advisory agreement noted in note 8 b) I).

d) Centracare Health Services Ltd.

At various facilities, CPL REIT utilizes the agency staffing services of Centracare Health Services Ltd. ("CHS"), a company owned by RROLP. During the period, agency staffing fees paid to CHS were as follows:

	Three months ended September 30 2001	2000	Nine months ended September 30 2001	2000
Staffing fees	$ 222	$ 194	$ 599	$ 502

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

9. DISTRIBUTIONS TO UNITHOLDERS

Distributions to unitholders are computed based on distributable cash as defined by the Declaration of Trust.

Distributable cash, as defined in the Declaration of Trust, is calculated as net income as determined in accordance with Canadian generally accepted accounting principles plus depreciation expense and amortization of licenses, deferred charges, and goodwill, less future income tax benefits, adjusted for any other items as determined by the Trustees.

	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
Net income	$ **3,280**	$ 3,172	$ **6,384**	$ 10,227
Add:				
Depreciation and amortization	**6,801**	5,048	**23,662**	15,420
Future income tax expense (benefit)	**43**	289	**(5,446)**	(2,506)
Distributable income	**10,124**	8,509	**24,600**	23,141
Discretionary trustee amount	**(1,942)**	(526)	**985**	781
Distributable cash	$ **8,182**	$ 7,983	$ **25,585**	$ 23,922

10. PER UNIT CALCULATIONS

Earnings per unit calculations are based on the following:

	Three months ended September 30 2001 $	2001 Weighted Average Units	2000 $	2000 Weighted Average Units	Nine months ended September 30 2001 $	2001 Weighted Average Units	2000 $	2000 Weighted Average Units
Net income	$ **3,280**	**22,376,707**	$ 3,172	19,706,373	$ **6,384**	**21,724,225**	$ 10,227	19,682,682
Accretion on equity component of convertible debentures	**(1,499)**	-	(562)	-	**(4,383)**	-	(660)	-
Basic earnings	$ **1,781**	**22,376,707**	$ 2,610	19,706,373	$ **2,001**	**21,724,225**	$ 9,567	19,682,682
Dilutive options	-	**129,563**	-	145,948	-	**137,422**	-	90,310
Convertible debentures	-	-	-	-	-	-	442	954,284
Fully diluted earnings	$ **1,781**	**22,506,270**	$ 2,610	19,852,321	$ **2,001**	**21,861,647**	$ 10,009	20,727,276

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

10. PER UNIT CALCULATIONS (continued)

	Three months ended September 30				Nine months ended September 30			
	2001		2000		2001		2000	
	$	Weighted Average Units	$	Weighted Average Units	$	Weighted Average Units	$	Weighted Average Units
Basic distributable income	$ **10,124**	**22,376,707**	$ 8,509	19,706,373	$ **24,600**	**21,724,225**	$ 23,141	19,682,682
Dilutive options	**-**	**129,563**	-	145,948	**-**	**137,422**	-	90,310
Convertible debentures	**763**	**6,110,597**	376	2,421,053	**2,425**	**6,152,932**	442	954,284
Fully diluted distributable income	$ **10,887**	**28,616,867**	$ 8,885	22,273,374	$ **27,025**	**28,014,579**	$ 23,583	20,727,276

Per unit amounts are as follows:

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Basic net income per unit	$ **0.080**	$ 0.132	$ **0.092**	$ 0.486
Fully diluted net income per unit	$ **0.079**	$ 0.131	$ **0.092**	$ 0.483
Basic distributable income per unit	$ **0.452**	$ 0.432	$ **1.132**	$ 1.176
Fully diluted distributable income per unit	$ **0.380**	$ 0.399	$ **0.965**	$ 1.138

Basic per unit information is calculated based on the weighted average number of units outstanding during the period. The calculation of per unit information on a fully diluted basis considers the potential exercise of outstanding unit purchase options to the extent that each option is dilutive and the potential conversion of outstanding convertible debentures to the extent that each debenture series is dilutive.

Options to purchase units that have an exercise price in excess of the average market price of the units of CPL REIT for the period have been excluded from the calculation of the weighted average number of units as follows:

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Number of options	**629,000**	619,000	**629,000**	629,000
Range of exercise prices	**$14.17 to $23.50**	$16.94 to $23.50	**$14.17 to $23.50**	$14.17 to $23.50

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

11. SEGMENTED INFORMATION

CPL REIT has two reportable operating segments, Canada and the United States. The segments are managed separately due to the differences in legislative environments and funding programs in each of the countries. The accounting policies of the two segments are the same as those described for CPL REIT. Corporate interest expense and trust expenses are managed by the Trust as a separate responsibility and are not allocated to reportable operating segments. CPL REIT has no material inter-segment sales, transfers or expenses.

	Canada		United States		Total	
			Three months ended September 30			
	2001	2000	2001	2000	2001	2000
Revenue	$ 83,496	$ 83,027	$ 53,511	$ 47,145	$ 137,007	$ 130,172
Expenses						
Property operating expenses	67,279	65,859	45,367	40,056	112,646	105,915
General, administrative and management	3,102	2,932	1,902	1,892	5,004	4,824
Property operating income	13,115	14,236	6,242	5,197	19,357	19,433
Long term debt and bank interest	4,690	4,871	2,877	3,777	7,567	8,648
Depreciation and amortization	4,944	3,472	1,857	1,576	6,801	5,048
Income (loss) before income taxes	3,481	5,893	1,508	(156)	4,989	5,737
Future income tax expense (benefit)	(936)	340	979	(51)	43	289
Current income tax	101	132	-	13	101	145
Income (loss) before corporate items	4,316	5,421	529	(118)	4,845	5,303
Corporate expenses						
Trust expenses					1,238	957
Long tem debt and bank interest					327	1,174
Net income					$ 3,280	$ 3,172

	Canada		United States		Total	
			Nine months ended September 30			
	2001	2000	2001	2000	2001	2000
Revenue	$ 245,881	$ 240,657	$ 154,990	$ 128,596	$ 400,871	$ 369,253
Expenses						
Property operating expenses	199,894	191,491	132,366	110,106	332,260	301,597
General, administrative and management	9,091	8,585	5,427	4,643	14,518	13,228
Property operating income	36,896	40,581	17,197	13,847	54,093	54,428
Long term debt and bank interest	14,389	15,093	9,732	10,240	24,121	25,333
Depreciation and amortization	18,311	11,076	5,351	4,344	23,662	15,420
Income (loss) before income taxes	4,196	14,412	2,114	(737)	6,310	13,675
Future income tax expense (benefit)	(7,971)	(2,252)	2,525	(254)	(5,446)	(2,506)
Current income tax	273	312	-	39	273	351
Income (loss) before corporate items	11,894	16,352	(411)	(522)	11,483	15,830
Corporate expenses						
Trust expenses					3,593	3,175
Long tem debt and bank interest					1,506	2,428
Net income					$ 6,384	$ 10,227

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

11. SEGMENTED INFORMATION (continued)

	Canada		United States		Total	
	September 30 2001	December 31 2000	**September 30 2001**	December 31 2000	**September 30 2001**	December 31 2000
Total assets	**$ 688,387**	$ 627,722	**$ 266,808**	$ 253,303	**$ 955,195**	$ 881,025
Total liabilities	**$ 460,760**	$ 404,962	**$ 202,826**	$ 205,076	**$ 663,586**	$ 610,038

12. SUBSEQUENT EVENT

On October 18, 2001, CPL REIT entered into an agreement with a syndicate of underwriters to issue 1,875,000 CPL REIT units at $13.35 per unit for gross proceeds of $25,031 which is scheduled to close on November 8, 2001. In addition the Trust provided the underwriters an over-allotment option that would enable the underwriters to acquire an additional 187,500 units at $13.35 per unit.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's presentation.

303

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

Retirement Residences Real Estate Investment Trust

INITIAL ANNUAL INFORMATION FORM
PURSUANT TO NATIONAL POLICY 44-101

October 19, 2001

TABLE OF CONTENTS

Page No.

STRUCTURE OF THE RETIREMENT REIT 1

GENERAL DEVELOPMENT OF THE BUSINESS 4

History of the Business *4*

Significant Acquisitions *4*

Trends and Changes *18*

THE BUSINESS OF THE RETIREMENT REIT 19

Objectives of the Retirement REIT *19*

Sources of Revenue *19*

The Industry *20*

Industry Dynamics *22*

Comparison of Retirement Homes to Multi-Family Housing and Nursing Homes in Canada *26*

Competition and the Retirement REIT's Competitive Advantages *27*

Strategies for Achieving Growth *29*

Acquisitions *34*

Growth from Other Services *36*

Management of the Retirement REIT and the Operator *37*

INFORMATION CONCERNING THE RETIREMENT REIT 40

Declaration of Trust and Description of Units *40*

Investment Guidelines and Operating Policies *40*

Distribution Policy *40*

Risk Factors *40*

SELECTED CONSOLIDATED FINANCIAL INFORMATION 40

MANAGEMENT'S DISCUSSION AND ANALYSIS 42

MARKET FOR SECURITIES 42

TRUSTEES AND KEY MANAGEMENT 43

General *43*

Conflicts of Interest *43*

ADDITIONAL INFORMATION 43

GLOSSARY OF TERMS

The following terms used in this annual information form have the meanings set out below. Unless the context otherwise requires, any reference in this annual information form to any agreement, instrument, indenture or other document shall mean such agreement, instrument, indenture or other document, as amended, supplemented and restated at any time and from time to time prior to the date hereof or in the future:

"**Affiliate**" has the meaning ascribed thereto in the *Securities Act* (Ontario).

"**Average Resident Occupancy**" means the daily total number of residents living in a Retirement Home, including private occupancy, semi-private occupancy and ward occupancy (three occupants to a suite) and also including spouses sharing a suite, during a period calculated as a daily average based on the number of days in the period.

"**BCC**" means Balanced Care Corporation, a public U.S. assisted living company.

"**Bonds**" means, collectively, the following bonds, which were assumed by the Retirement REIT and/or the Operator on or following the closing of the initial public offering of the Retirement REIT: the $12 million of 6.92% Secured Mortgage Bonds, Series A due September 27, 2002 issued by Vendorco on September 15, 1997, the $88 million of 7.31% Secured Mortgage Bonds, Series B due September 27, 2004 issued by Vendorco on September 15, 1997, the $15 million of 7.17% Secured Mortgage Bonds, Series C due September 27, 2004 issued by Vendorco on February 26, 1998 and the $23 million of 7.10% Secured Mortgage Bonds, Series D due September 27, 2004 issued by Vendorco on April 27, 1998 and any other Secured Mortgage Bonds which may from time to time be issued and outstanding under the Trust Indenture.

"**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

"**Canadian Properties**" means the 66 Retirement Homes located in Canada owned by the Retirement REIT or its Affiliates.

"**CHS**" means Centracare Health Services Ltd.

"**CMHC**" means Canada Mortgage and Housing Corporation and its successors.

"**Declaration of Trust**" means the declaration of trust dated as of December 28, 2000, governed by the laws of the Province of Ontario, pursuant to which the Retirement REIT was created.

"**Development Agreement**" means the agreement entered into between Developmentco and the Retirement REIT with respect to the development of Retirement Homes by Developmentco and the rights and obligations of the Retirement REIT to finance and acquire such Retirement Homes.

"**Developmentco**" means CPD LP, a limited partnership formed pursuant to the laws of the Province of Manitoba.

"**Developmentco Management Agreements**" means the three agreements between Vendorco and Developmentco whereby Developmentco agreed to provide management services to Vendorco in respect of Development Properties, Lease-Up Properties and Vendorco's property located in Thunder Bay, Ontario.

"**Development Properties**" means, collectively, all Retirement Homes developed by Developmentco from time to time.

"**Distributable Income**" means net income of the Retirement REIT and its consolidated Subsidiaries or generated by a Property, as determined in accordance with GAAP, subject to certain adjustments as set out in the Declaration of Trust, including adding back depreciation, amortization of licenses and goodwill to the computation and excluding any gains or losses on the disposition of any asset and any other adjustments determined by a majority of the Trustees in their discretion. Distributable Income shall include all distributable income received by the Retirement REIT and its Subsidiaries from the Nursing REIT Units it holds, whether such distributions constitute income, return of capital, depreciation or amortization.

"**Distribution Date**" means with respect to a distribution by the Retirement REIT: (i) a Business Day determined by the Trustees for any calendar month other than December, on or about the 15th day of the following month; and (ii) for December, December 31.

"**Fiscal Year**" means, unless expressly provided otherwise, a fiscal year of the Retirement REIT, ending on December 31st of the applicable year.

"**GAAP**" means generally accepted accounting principles in Canada including, among other things, Recommended Accounting Practices for Real Estate Investment and Development Companies issued by the Canadian Institute of Public and Private Real Estate Companies. Except as otherwise specified, all accounting terms used in this prospectus shall be construed in accordance with GAAP.

"**GP**" means Retirement Residences Genpar Inc., a wholly-owned subsidiary of the Retirement REIT which, as the general partner of the Operator, manages and controls the Operator.

"**Gross Book Value**" means, at any time, the book value of the assets of the Retirement REIT and its consolidated Subsidiaries, as shown on its then most recent consolidated balance sheet (or if approved by a majority of the Trustees at any time, the appraised value thereof), plus the amount of accumulated depreciation and amortization shown thereon or in the notes thereto.

"**Gross Revenue of a Home**" means revenue from all sources relating to such Retirement Home, including but not limited to residential rents and special care, laundry, beauty salon, vending and any other ancillary services to residents.

"**Home Healthcare Business**" means the business of the provision of home healthcare services in the Provinces of Québec, Ontario, Manitoba and Alberta by CHS (or, following the amalgamation of CHS, RRI) under the trade name Central Health Services.

"**Initial Development Properties**" means three Development Properties known as Eau Claire, McKenzie Towne and Claremont/Mount Pleasant.

"**Initial Lease-Up Properties**" means four Lease-Up Properties known as Colonel By, Kingsway, Meadowlands and Riverbend.

"**Lease-Up**" means the period of time from the opening of a newly developed Retirement Home to the earlier of the time that it achieves Stabilization or the end of its projected fill-up period, typically from 18 to 36 months.

"**Lease-Up Properties**" means, collectively, all Retirement Homes in Lease-Up.

"**Limited Partnership Agreement**" means the limited partnership agreement in respect of the Operator between GP and the Retirement REIT, as the initial limited partner.

"**Maximum Capacity**" means the maximum number of residents that could reasonably be accommodated in a Retirement Home based on the physical room sizes and number of suites.

"**Non-Recourse Debt**" means a loan that restricts the lender's recourse to the security of the asset(s) securing the loan.

"**Nursing Home**" means a residence for adults who are in need of a higher level of attendant care than that provided by a Retirement Home, including nursing and sub-acute care, for either physical and/or mental needs. Nursing Homes are licensed facilities which are generally referred to as nursing homes or long-term care facilities in Canada and skilled nursing facilities in the United States.

"**Nursing REIT**" means CPL Long Term Care Real Estate Investment Trust, a publicly traded real estate investment trust listed on the TSE, and, unless the context otherwise requires, its Subsidiaries.

"**Nursing REIT Advisory Agreement**" means the agreement dated May 5, 1997 between Vendorco and the Nursing REIT.

"**Nursing REIT Management Agreements**" means collectively, the management agreement dated April 24, 1997 between Vendorco and Central Care Corporation, the management agreement dated October 8, 1997 between Vendorco and Versa-Care Limited, the management agreement dated February 18, 1998 between Vendorco and Preferred Care Corporation, the management agreement dated April 9, 1998 between Vendorco and CPL (Delaware) LLC, the management agreement dated July 7, 1998 between Vendorco and Huronia Nursing Home Limited, the management agreement dated July 7, 1998 between Vendorco and 1261628 Ontario Limited, the management agreement dated March 31, 1999 between Vendorco and CPL Subacute LLC and the management agreement dated June 30, 1999 between Vendorco and Preferred Care Corporation.

"**Nursing REIT Management Business**" means the business of providing advisory and management services to the Nursing REIT.

"**Nursing REIT Units**" means units in the capital of the Nursing REIT.

"**Operator**" means Retirement Residences Operations (REIT) LP, a limited partnership formed under the laws of the Province of Manitoba, and its direct and indirect Subsidiaries.

"**Operator Class A Units**" means the Class A Units in the capital of the Operator.

"**Operator Class B Exchangeable Units**" means the Class B Units in the capital of the Operator.

"**Oregon Properties**" means the eight Retirement Homes located in the State of Oregon in the United States owned by Sun Holdings Corp. or its Affiliates.

"**Other Development Properties**" means seven Development Properties known as Aylmer, Kamloops, Regina, Kenny's Pond, Sturgeon Creek #1, Sturgeon Creek #2 and Loyalist Parkway.

"**Other Lease-Up Properties**" means the three Lease-Up Properties known as Dorchester/Kelowna, Portsmouth/Tuxedo and Waldorf II.

"**Properties**" means, collectively, the Canadian Properties and the Oregon Properties.

"**Property Mortgages**" means all mortgages by which the Retirement REIT and/or any of its Subsidiaries are bound, together with any replacement and other mortgages secured by the Properties.

"**Purchase Bond**" means the unsecured interest-bearing participating bond issued by the Operator to the Retirement REIT on closing of the Retirement REIT's initial public offering, payable on December 31, 2031.

"**Retirement Home**" means an adult living facility housing seniors that provides a range of services (e.g., meals, housekeeping and activities), amenities (e.g., dining rooms, beauty salons and lounges) and care (e.g., nursing supervision, medication administration and bathing), from independent to assisted living.

"**Retirement Home Business**" means the business, operating assets and current liabilities acquired and assumed by the Operator from Vendorco consisting of the operation and management of Retirement Homes located in Canada and the provision of administrative services to Developmentco.

"**Retirement REIT**" means Retirement Residences Real Estate Investment Trust, excluding any of its Subsidiaries unless otherwise expressly indicated.

"**RRI**" means Retirement Residences Inc., a Subsidiary of the Retirement REIT, formed upon the amalgamation of RRI and CHS.

"**Stabilization**" means, in reference to a particular Retirement Home, that the Retirement Home has had an average occupancy percentage of 95% or greater during the previous month.

"**Subacute Management Agreement**" means the management agreement dated March 31, 1999 between Vendorco and CPL Subacute LLC, which is held by RRI.

"**Subsidiary**" includes, with respect to any person, company, partnership, limited partnership, trust, or other entity, any company, partnership, limited partnership, trust or other entity controlled by such person, company or entity.

"**Tax Act**" means the *Income Tax Act* (Canada), as amended.

"**Trust Indenture**" means the deed of trust and mortgage made between Vendorco and CIBC Mellon Trust Company, as trustee, as of September 15, 1997, and constituting, among other things, a fixed and specific mortgage and charge over 32 of the Canadian Properties.

"**Trustees**" means the trustees of the Retirement REIT, and "**Trustee**" means any one of them.

"**TSE**" means The Toronto Stock Exchange.

"**Unitholder**" means a holder of Units.

"**Units**" means the units of the Retirement REIT.

"**Vendorco**" means the corporation formed by the amalgamation of Central Park Lodges Ltd. and Central Park Lodges Inc. and includes each of its predecessor entities.

"**Vendors**" means, collectively, Vendorco and those of its Affiliates, direct and indirect shareholders and other related parties that received Units or Operator Class B Exchangeable Units on closing of the initial public offering of the Retirement REIT.

INITIAL ANNUAL INFORMATION FORM

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

STRUCTURE OF THE RETIREMENT REIT

The Retirement REIT is an unincorporated closed-end investment trust created by the Declaration of Trust and governed by the laws of the Province of Ontario. The objectives of the Retirement REIT are to generate stable and growing Distributable Income and to maximize Unit value through (i) the efficient management of a portfolio of Retirement Home properties and related businesses, and (ii) accretive acquisitions of additional properties and Stabilized developments, primarily in Canada. The head office of the Retirement REIT is located at 175 Bloor Street East, South Tower, 6th Floor, Toronto, Ontario, M4W 3R8.

The Retirement REIT and its Subsidiaries were formed primarily to acquire from Vendorco the Properties, the Retirement Home Business, the Home Healthcare Business, the Nursing REIT Management Business and 852,045 Nursing REIT Units. The Retirement REIT is a limited partner of the Operator, and holds all of the issued and outstanding Operator Class A Units. GP, a wholly-owned Subsidiary of the Retirement REIT, is the only general partner. The Retirement REIT also holds the Purchase Bond for the principal amount of $57 million, which is an unsecured, interest-bearing participating bond with a 30-year term issued by the Operator.

Through its interest in GP and its ownership of Operator Class A Units, as well as through the payment of interest on the Purchase Bond, the Retirement REIT is entitled to receive substantially all of the profits of the Operator's businesses, being the Retirement Home Business and the Nursing REIT Management Business. The Operator Class A Units are entitled to receive 98.99% of the profits of the Operator's businesses and GP is entitled to receive 0.01% of the profits of the Operator's businesses. Interest on the Purchase Bond is payable monthly, in arrears, by the Operator to the Retirement REIT and a Subsidiary, calculated on a formula basis on the first day of March of each calendar year.

Vendorco holds, directly or indirectly, all of the issued and outstanding Operator Class B Exchangeable Units. The Operator Class B Exchangeable Units represent the economic entitlement associated with the Units owned by the Operator. Operator Class B Exchangeable Units are entitled to receive 1% of the profits of the Operator's businesses, as well as distributions equal to all distributions received by the Operator on the Units held by it. The Operator Class B Exchangeable Units are exchangeable, at the option of the holder and subject to certain conditions, for the Units held by the Operator and are entitled to receive from time to time, at the holder's option, a distribution or distributions of all or any portion of such Units. The Limited Partnership Agreement provides that all taxable income derived by the Operator from Units, including any gain arising as a result of the exercise by a holder of Operator Class B Exchangeable Units of its exchange right, is allocated to the Operator Class B Exchangeable Units, and that all other taxable income of the Operator (other than in respect of the 1% profit entitlement of the Operator Class B Exchangeable Units is allocated to the Operator Class A Units.

Holders of the Operator Class B Exchangeable Units have customary limited partner approval rights with respect to matters governing the limited partnership, including:

(a) any breach of the Limited Partnership Agreement;

(b) replacement of the general partner or admission of a new limited partner; and

(c) any change in the restrictions contained in the Limited Partnership Agreement with respect to certain matters, including:

(i) business purpose and permitted activities of the Operator;

(ii) borrowing and pledging assets of the Operator; and

(iii) permitted investments by the Operator.

In addition, except where the Operator is voting on the election of a slate of trustees proposed by the board of trustees of the Retirement REIT, the Operator is required to first obtain the written consent of the holders of a majority of the Operator Class B Exchangeable Units before voting (or, unless required by law, abstaining from voting) the Units held by the Operator inconsistently with the vote or stated position of a majority of the Vendors' appointees on the board of trustees of the Retirement REIT on the same or similar matter.

The following chart sets forth the material subsidiaries of the Retirement REIT as at October 1, 2001, their jurisdiction of incorporation, continuance or organization and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Retirement REIT. Those subsidiaries not included in the chart represent, in the aggregate, less than 20% of the total consolidated sales and operating revenue and less than 20% of total consolidated assets of the Retirement REIT. Of the subsidiaries not listed, none has total assets which constitute more than 10% of the Retirement REIT's consolidated assets or consolidated sales and operating revenue.


RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST
(Ontario Trust)
(the "Retirement REIT")
Owns 66 Retirement Homes in Canada and 852,045 Nursing REIT Units
100%
500,000 Common Shares
100,000 Class A Operator Units
100%
500,000 Common Shares (12.5%)
Retirement Residences Genpar Inc.
(Ontario)
("GP")
Employer of employees of the Operator
General Partner
3,500,000 Common Shares (87.5%)
Retirement Residences Inc.
(Ontario Corporation)
("RRI")
Operates the Home Healthcare Business
Retirement Residences Operations (REIT) LP(1)
(Manitoba Limited Partnership)
(the "Operator")
Operates 65 Retirement Homes in Canada owned by the Retirement REIT and manages three Retirement Homes in Canada owned by third parties
Provides management and advisory services to the Nursing REIT and manages Development Properties and Lease-Up Properties for Developmentco and Vendorco
100%
Sun Holdings Corp.
(Oregon Corporation)
Indirectly owns eight Retirement Homes in the State of Oregon
Key
Trust
Limited Partnership
Corporation

Note:

(1) The Operator has 100,000 Operator Class A Units and 3.0 million Operator Class B Exchangeable Units issued and outstanding. Through its ownership of all of the issued and outstanding Operator Class A Units, the interest payments on the Purchase Bond and its 100% interest in GP, the Retirement REIT is entitled to receive 99% of the profits of the Operator's businesses. Vendorco, through its direct and indirect ownership of all of the issued and outstanding Operator Class B Exchangeable Units, is entitled to receive 1% of the profits of the Operator's businesses.

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Business

The Retirement REIT was created on December 28, 2000. Prior to its creation, the business of the Retirement REIT was conducted by Vendorco. Vendorco was originally established in 1961 by Granite Holdings of Canada Ltd. which operated a chain of privately-owned Nursing and Retirement Homes under its own name until 1969 when it was acquired by Trizec Corporation Ltd. (which later became TrizecHahn Corporation). Between 1969 and 1990, additional Nursing and Retirement Home properties were acquired. During this period, Vendorco also established a home healthcare division (operated by CHS) to provide staffing and companion services to seniors, the disabled and the chronically ill. At the end of 1990, the business consisted of 14 Retirement Homes and 11 Nursing Homes located in five provinces across Canada, together with the Home Healthcare Business. In September 1994, the families of Messrs. Paul Reichmann, Barry Reichmann and Lawrence Koenig purchased 70%, and the family of George Kuhl purchased 30%, of Vendorco from Trizec Corporation Ltd.

A management team with experience and expertise in healthcare, operations, finance and value creation was assembled in 1994. The management team focused its efforts on streamlining operations, instituting programs of cost control and increasing occupancies and revenues through extensive networking and marketing programs. Through these efforts, net operating income of the originally acquired 13 Vendorco Retirement Homes has increased significantly since 1994. This same focus and strategy has been applied to acquisitions once they became part of the Vendorco portfolio.

After establishing and implementing its operating procedures, management shifted its attention to strategic growth. Since 1996, 61 properties consisting of 5,112 suites were acquired and integrated into the Vendorco portfolio. The capital for the expansion program was provided through the judicious use of mortgage financing, bank leverage and shareholders' injection of funds. Vendorco has focused its acquisition program primarily on Canada, although it has made limited acquisitions in the United States. The only U.S. properties acquired by the Retirement REIT from Vendorco are the Oregon Properties, which were acquired through RRI.

In May 1997, Vendorco sold 12 Nursing Homes and the related operations to the Nursing REIT on the initial public offering of the Nursing REIT. The Nursing REIT is a publicly traded real estate investment trust listed on the TSE. The decision to create the Nursing REIT was a strategic decision in order to achieve several objectives: (i) to separate the Retirement Home Business from the Nursing Home business; (ii) to allow the Nursing REIT to increase its capital base to expand its penetration of the long-term care sector; and (iii) to allow the Nursing REIT to access the public markets for funds to make additional purchases of Nursing Homes, while freeing up Vendorco's private capital to grow the Retirement Home Business. Vendorco entered into the Nursing REIT Advisory Agreement and the Nursing REIT Management Agreements and purchased 852,045 Nursing REIT Units upon the initial public offering of the Nursing REIT (10% of those outstanding at the time and which were purchased by the Retirement REIT on closing of the initial public offering of the Retirement REIT).

Significant Acquisitions

On closing of the initial public offering of the Retirement REIT, the Retirement REIT acquired the Canadian Properties and 852,045 Nursing REIT Units, RRI indirectly acquired the Home Healthcare Business, the Oregon Properties and the Subacute Management Agreement and the Operator acquired the Retirement Home Business and the Nursing REIT Management Business.

Acquisitions by the Retirement REIT

The Retirement REIT acquired the Canadian Properties and 852,045 Nursing REIT Units for an aggregate purchase price of $671.4 million and $11.9 million, respectively. The purchase price of the Canadian Properties and the Nursing REIT Units consisted of $159.0 million in cash; $433.0 million by the Retirement REIT assuming the mortgagor's obligations under the Bonds and under the mortgages on the Canadian Properties; and the balance by the issuance of 9.1 million Units to Vendorco.

(a) Overview of Properties

The following table summarizes the overall number of suites, total of Average Resident Occupancy and existing mortgage indebtedness with respect to the Canadian Properties and the Oregon Properties as of March 31, 2001:

Selected Information Concerning the Properties(1)

Number of income producing Properties	73
Number of properties in Lease-Up	1
Total Average Resident Occupancy	6,946
Average number of suites per Property	90
Average Resident Occupancy Percentage(2)	93%
Total indebtedness under property specific mortgages and Bonds(5)	$481,801
Weighted average interest rate on property specific mortgages and Bonds	7.3%
	Principal Amount(3)(5)
Principal mortgage debt and Bond repayments are due as follows:	
2001	$42,607(4)
2002	$55,385
2003	$64,450
2004	$142,268
2005	$39,679
2006	$30,364
Thereafter	$107,048

Notes:

(1) Excluding three managed Properties.

(2) Average Resident Occupancy Percentage is the percentage of the Average Resident Occupancy of a Retirement Home for the year ended September 30, 2000 (or the period from date of acquisition to September 30, 2000, for those facilities acquired during the year) divided by the total number of residents that could reasonably have been expected to occupy the Retirement Home at September 30, 2000 (a total of the actual occupancy at September 30, 2000 plus an estimate of additional residents that could potentially have occupied vacancies).

(3) In each case, for the 12-month period ending on December 31 of the particular year. Principal repayments in any year include both the amount of amortized mortgage principal payments and the balance of mortgages maturing in the year.

(4) $21.1 million of mortgages that were due in 2001 and were renewed subsequent to October 1, 2000 have been excluded from the 2001 balance and payments are reflected in the periods that they are now due.

(5) Amounts shown in thousands.

The Properties are located both in urban and suburban centres, and usually are close to shopping malls, transportation linkages, medical centres and other necessary amenities. Building sizes range from 20 to 229 suites, with an average number of suites per Retirement Home of 90. Construction type varies, but typically consists of reinforced concrete and concrete foundation, brick exterior walls, plaster and drywall interiors. Alternatively, exterior construction may be wood frame with stucco or brick walls. The grounds of each building are fully landscaped with walkways and appropriate shrubbery and flowers.

The interior of a Retirement Home varies from Property to Property but typically includes an attractive lobby, full-service dining suites, a modern and fully-equipped kitchen, beauty salons, television lounges, sitting areas, activity suites, smoking lounges, administration offices and medical and nursing offices. Generally, areas are decorated and furnished with wall-to-wall carpeting, wall finishes and appropriate lighting. Types of resident suites include private singles, deluxe suites and one-bedroom and two-bedroom suites. A typical suite offers a nurse call system, a private bathroom, lockable doors and window exposure. In addition, many suites have individual climate control. Residents of private suites are encouraged to bring their own furniture in order to create surroundings with which they are familiar.

The summary of the Properties, by number, occupancy and percentage of book value is shown in the following table:

Summary of Properties, Lease-Up Properties and Development Properties

	Number of Properties	Average Resident Occupancy[(1)]	Percentage of Pro Forma Book Value[(2)]
THE RETIREMENT REIT			
Income Producing Retirement Homes[(3)]			
Canada	65	6,616	91.4%
United States	8	330	7.0%
Subtotal	73	6,946	98.4%
Properties Under Development			
Canada — owned by the Retirement REIT[(4)]	1	112	1.6%
Subtotal	74[(5)]	7,058	100%
VENDORCO/DEVELOPMENTCO			
Properties under Development			
Canada — Lease-Up Properties owned by Vendorco[(6)]	6	789	N/A
Canada — Development Properties owned by Developmentco	10	N/A	N/A
Subtotal	16	789	N/A
Total	90	7,847	100%

Notes:

(1) Based on the Average Resident Occupancy of the Retirement Homes for the year ended September 30, 2000 and expected number of suites for Properties Under Development.

(2) Pro forma book value is calculated as at March 31, 2001, after giving effect to the initial public offering of the Retirement REIT and other transactions described under "Use of Proceeds".

(3) Acquired by the Retirement REIT directly and through Subsidiaries on the closing of its initial public offering.

(4) Represents the Waldorf II Property which was acquired by the Retirement REIT immediately following closing of its initial public offering.

(5) Does not include three managed Retirement Homes.

(6) Four Lease-Up Properties are to be acquired by the Retirement REIT on reaching Stabilization. One such Property reached Stabilization subsequent to the end of the second quarter of 2001, with Stabilization expected to be reached by the remaining three Properties over the first half of 2002.

(b) Description of the Properties

The following table provides information regarding the municipal address, the year of construction (and the year(s) of any major renovations), the number of suites and the Average Resident Occupancy, together with historical occupancy rates, of each of the Properties (other than the Lease-Up Properties and the Development Properties).

Summary of the Canadian Properties

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy[1]	Average Resident Occupancy Percentage %[1]
Canadian Properties					
Arnprior Villa................	15 Arthur Street, Arnprior, Ontario	1991 (1995)	81	79	98
Blue Mountain Manor....	236 Weir Street, Stayner, Ontario	1985	52	56	98
Bough Beeches[2]............	1130 Bough Beeches Blvd., Mississauga, Ontario	1985	100	131	99
Bradgate Arms[3][8]	52-54 Foxbar Road, Toronto, Ontario	circa 1900 (1983)	87	76	86
Briargate Retirement Living Centre	4567 Bath Road, Amherstview, Ontario	c. 1975 (1990)	71	83	94
Bridlewood Manor.........	1026 Bridlewood Drive, Brockville, Ontario	1996	67	68	91
Brookside/Hilltop[2][6].....	980-1000 Elgin Mills Road, Richmond Hill, Ontario	1974	90	137	100
Brunet Residence	100 Boul. Cite des Jeunes, Hull, Québec	1989 (1993)	69	68	97
Cedarcroft Oshawa.........	649 King Street East, Oshawa, Ontario	1990	80	101	98
Centennial[2]	25 Centennial Park Road, Etobicoke, Ontario	1980	47	51	100
Charlotte Villa[2]............	120 Darling Street, Brantford, Ontario	1974 (1995)	77	77	94
College[2][6]	166 College Street, Guelph, Ontario	1974	33	57	95
Constitution([2][6]	3051 Constitution Blvd., Mississauga, Ontario	1976	53	76	99
The Edgemont................	80 Edenwold Drive N.W., Calgary, Alberta	1997	124	129	97
The Edinburgh[2][6]	10 Vaughan Street, Ottawa, Ontario	1987	66	68	100
Elmsmere	889 Elmsmere, Gloucester, Ontario	1988	57	57	100
Fergus[2][6]	164-168 Fergus Avenue, Kitchener, Ontario	1980	50	78	97
Fieldgate[2]......................	20 Fieldgate Street, Kitchener, Ontario	1988	90	132	99
Frontenac, Residence	79 Rue Frontenac, Hull, Québec	1989	93	99	97
Hamilton[2]	35 Arkledun Avenue, Hamilton, Ontario	1965 (1996)	70	67	87
Hampton Court[6]...........	49 Albert Street, Southampton, Ontario	circa 1885 (circa 1953, 1987/99)	33	29	79
Kanata[2][6]	145 Castlefrank Road, Kanata, Ontario	1987	64	91	98

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy[1]	Average Resident Occupancy Percentage %[1]
King Gardens	85 King Street East, Mississauga, Ontario	1990	155	163	97
Levis (Les Maronniers)....................	22 Charles-Edouard, Levis, Québec	1988	156	185	100
Livingston Lodge[2][6].....	65-81 Livingston Road, Scarborough, Ontario	1970	92	103	96
London[2]........................	279 Horton Street, London, Ontario	1965 (1996)	87	77	85
London (Meadowcroft)................	760 Horizon Drive, London, Ontario	1990	75	86	98
The Loyalist[2][6].............	190 King Street, St. Catharines, Ontario	1987 (1997)	116	106	80
Lundy Manor[2].............	7860 Lundy's Lane, Niagara Falls, Ontario	1992	101	99	94
Manoir Montefiore[6]......	5885 Cavendish Blvd., Cote St-Luc, Québec	1988 (1998/00)	134	144	97
Ogilvie Villa...................	1345 Ogilvie Road, Gloucester, Ontario	1995	64	66	99
Ottawa #1[2]....................	2374 Carling Avenue, Ottawa, Ontario	1965 (1996)	103	98	90
Ottawa #2[2]....................	2370 Carling Avenue, Ottawa, Ontario	1974 (1996)	141	131	90
Pine Villa[2][6]................	1035 Eglinton Ave., West, Toronto, Ontario	1950 (1980/96)	76	76	99
Queens Drive #1[2].........	265 Queens Drive, Toronto, Ontario	1967 (1996)	112	103	85
Queens Drive #2[2].........	303 Queens Drive, Toronto, Ontario	1973 (1996)	157	151	91
Queenswood Villa..........	370 Kennedy Lane, Orleans, Ontario	1992	63	56	88
The Renoir[2]..................	9229-16th Street S.W., Calgary, Alberta	1988 (1996)	141	138	94
Residence on Garrison[6]......................	373 Garrison Road Fort Erie, Ontario	1987	80	71	77
Residence on King[6]......	750 King Street, Midland, Ontario	1987	80	90	82
Residence on William[6].......................	140 William Street, Lindsay, Ontario	1987	80	96	87
The Village, Ridgetown[3]...................	9 Myrtle Street, Ridgetown, Ontario	1983 (1985)	81	102	81
Robertson House[6].........	1 Mill Hill Road, Nepean, Ontario	1988	114	107	92
Rowanwood[2][6]............	R.R. #3, Utterson, Ontario	1973 (1987/90)	61	75	97
Sainte-Foy (La Roseraie)........................	825 rue Arthur-Rousseau, Sainte-Foy, Québec	1987	229	228	93
Sandy Hill Retirement Residence[2][6][7].............	353 and 365-367 Friel St., Ottawa, Ontario, and 301 Laurier Avenue East Ottawa, Ontario	1906 (1930/79/98)	63	59	93
Scenic Acres...................	150 Scotia Landing NW, Calgary, Alberta	1998	123	123	93
Spadina Road[2].............	123 Spadina Road, Toronto, Ontario	1971 (1995/96)	102	95	89

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy(1)	Average Resident Occupancy Percentage %(1)
Sterling Place(2)(6)	2716 Richmond Road, Ottawa, Ontario	1900 (1960/97)	117	107	89
Stittsville Retirement Community	1340-1354 Main Street, Stittsville, Ontario	1996/1997	114	116	99
St. Lawrence Place	181 Ontario Street, Kingston, Ontario	1986	72	73	95
Stone Lodge(2)	165 Cole Road, Guelph, Ontario	1989	102	129	96
Telfer Place(3)	245 Grand River St., North, Paris, Ontario	1985	200	237	100
Terrace Gardens(2)(6)	3705 Bathurst Street, North York, Ontario	1985 (1996)	64	81	89
Thorncliffe #1(2)	10 William Morgan Drive, East York, Ontario	1965 (1981/92/96)	220	214	93
Thorncliffe #2(2)	14 William Morgan Dr. E., York, Ontario	1967 (1996)	118	115	90
Trafalgar Lodge(6)	297-299 Randall Street, Oakville, Ontario	circa 1960 (1983/86)	73	72	98
Trillium Court(3)	550 Phillip Place, Kincardine, Ontario	1990	85	102	95
Vankleek Hill (Heritage Lodge)(6)	44-48 Wall Street, Vankleek Hill, Ontario	1987 (1990/93/96)	72	61	84
Victoria Place(2)	290 Queen Street South, Kitchener, Ontario	1964 (1972/96)	92	83	82
The Village Senior Community (Hanover) (four separate buildings)(3)	101-10th Street, Hanover, Ontario	1. 1917 (1954, 1969) 2. c.1952 3. 1979 4. c. 1981	224	248	92
Waldorf Adult Residence(5)	7400 chemin Cote-St-Luc, Montreal, Québec	1989	104	106	97
Windsor(2)	3387 Riverside Drive East, Windsor, Ontario	1971 (1997)	141	127	87
Woolwich Lodge(2)(6)(9)	385 Woolwich Street, Guelph, Ontario	1970 (1999)	20	30	72
York Mills(2)	1340 York Mills Road, Toronto, Ontario	1987	66	77	99
Subtotal			6,224	6,616	
Oregon Properties					
Bridgewood Rivers	1901 NW Hughwood, Roseburg, Oregon	1990	40	38	93
Deerfield Village	5770 SE Kellogg Creek Dr., Milwaukee, Oregon	1991	40	40	98
Emerald Valley	4550 W. Amazon Drive, Eugene, Oregon	1990	40	40	96
Inland Point	2290 Inland Drive, North Bend, Oregon	1995	50	53	98
Meadow Creek Village	3988 12th Street SE, Salem, Oregon	1992	44	42	97
Parkland Senior Estates(4)	3123-3161 Three Mile Lane, McMinnville, Oregon	2000	22	9	41
Parkland Village	3121 Three Mile Lane, McMinnville, Oregon	1996	50	50	92

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy[1]	Average Resident Occupancy Percentage %[1]
Spring Valley	770 Harlow Road, Springfield, Oregon	1994	51	58	99
Subtotal			337	330	
TOTAL INCOME-PRODUCING PROPERTIES			**6,561**	**6,946**	**93%**

Notes:

(1) In each case, the Average Resident Occupancy and Average Resident Occupancy percentage is for the 12-month period ending September 30, 2000 except for seven properties that were acquired during the year for which the amounts are for the period from date of acquisition to September 30, 2000 and three projects that were in Lease-Up during the period for which the amounts were computed for the month of September 2000. Acquisitions during the year consisted of Waldorf Adult Residence (November 1, 1999), Residence on King (December 1, 1999), Residence on William (December 1, 1999), Residence on Garrison (December 1, 1999), St. Lawrence Place (December 1, 1999), Blue Mountain Manor (December 1, 1999) and Briargate Retirement Living Centre (February 29, 2000). Lease-Up projects consisted of Scenic Acres and Sandy Hill which were development projects and Woolwich, which was being re-leased after being reconstructed following a fire in April 1999. Average Resident Occupancy exceeds the number of suites in some cases due to the inclusion of semi-private and ward occupancy and spouses sharing suites. Average Resident Occupancy percentage is the percentage of the Average Resident Occupancy divided by the total number of residents that could reasonably have been expected to occupy the Retirement Home at September 30, 2000 (a total of the actual occupancy at September 30, 2000 plus an estimate of additional residents that could potentially have occupied vacancies).

(2) Properties serving as security for the Bonds.

(3) These Properties contain a combined total of 195 licensed Nursing Home beds.

(4) Property consists of independent living cottages on which construction was completed in January 2000 and is currently in Lease-Up.

(5) Waldorf II is the second tower on the Waldorf Adult Residence complex. Waldorf II, which opened in March 2001, was acquired on closing of the Retirement REIT's initial public offering.

(6) These Retirement Homes have been renovated extensively since the date of construction or purchase.

(7) Eight additional suites were added to this Retirement Home subsequent to the Retirement REIT's initial public offering.

(8) When purchased in January 1999, Bradgate Arms was run as a combined hotel/retirement building. As of January 1, 2001, it has been converted to a full Retirement Home. Average Resident Occupancy Percentage of Bradgate Arms is expected to reach the average of the other Properties.

(9) Woolwich Lodge was sold subsequent to the initial public offering of the Retirement REIT.

(c) Lease-Up Properties

The Retirement REIT has the option (or, in certain circumstances, the obligation) to purchase each of the Initial Lease-Up Properties (individually or collectively from time to time) upon Stabilization of such property. Before March 31, 2002, the Retirement REIT is obliged to purchase any Initial Lease-Up Property that reaches Stabilization. On or after March 31, 2002, the Retirement REIT is obliged to purchase any Initial Lease-Up Property that achieves Stabilization if, at the time of the purchase, the property would be an Accretive Property[1]. The purchase price for each of the Initial Lease-Up Properties will be equal to the sum of: (i) 8.1 times projected annual contribution to Distributable Income from such property payable in cash; and (ii) the debt on that property (not exceeding 70% of the purchase price), which will be assumed by the Retirement REIT. The Retirement REIT maintains available borrowing capacity to fund the cash portion of the purchase price for the Initial Lease-Up Properties by borrowing. Subsequent to the end of the second quarter of the 2001 Fiscal Year, Retirement REIT received formal notice that one of the Initial Lease-Up Projects, known as the Colonel By Retirement Residence, had reached Stabilization, with an average occupancy rate for the month of June 2001 of 95% or greater. As a result, Retirement REIT will exercise its option to acquire this property for approximately $30 million during 2001.

The Retirement REIT also has the option (or the obligation if the property would be an Accretive Property at the time of purchase) to purchase each of the Other Lease-Up Properties (individually or collectively from time to time) upon Stabilization of such property. The purchase price for each of the Other Lease-Up

1 See definition under "Strategies for Achieving Growth — The Development Program — Purchase of Development Properties."

Properties will be equal to the fair market value of such property and will be payable by the assumption of the debt on that property (subject to compliance with the Declaration of Trust), with the balance payable in cash or Units at their then current market price (based on a 30 day average) at the option of the Retirement REIT. The Retirement REIT will use reasonable best efforts to pay such balance in cash by using available resources including accessing the public markets for equity. If fair market value is less than Vendorco's cost, Vendorco is not required to sell the property to the Retirement REIT and has the right to deal with the property, in its discretion, or sell it to a third party, subject to giving the Retirement REIT a right of first offer to purchase the property, provided that if Vendorco wishes to sell the property at a price lower than the offer price that the Retirement REIT rejected, Vendorco must first re-offer the property to the Retirement REIT, but shall not bring an offer to the Retirement REIT more than once in any 90-day period unless it gives the Retirement REIT a right of first refusal on a third party offer.

The Other Lease-Up Properties include Waldorf II, which, since it is located on the same parcel of land as the Waldorf Adult Residence, was transferred to the Retirement REIT on closing of its initial public offering for cost, subject to a price adjustment as if it were an Other Lease-Up Property. This Property is subject to a lease back to the Vendors until such adjustment is made, for rent equal to the sum of the initial distributable income yield on the equity issued and the debt service cost on the debt, in each case required to finance such cost on Closing.

The Operator manages and operates each Lease-Up Property under a management agreement and Vendorco pays a management fee to the Operator in cash (or at Vendorco's option, such fee is accrued until the property attains break-even cash flow after servicing first mortgage debt) equal to 4% of gross revenues (based on projected stabilized annual revenues excluding inflation) from such Lease-Up Property, payable monthly.

The following table provides information regarding the municipal address, the date of opening and the expected capacity of each of the Lease-Up Properties.

Summary of Lease-Up Properties

Property	Municipal Address	Date of Opening	Occupancy[1]	Expected Number of Suites
Initial Lease-Up Properties				
Colonel By	43 Aylmer Street, Ottawa, Ontario	September 1999	76	130
Kingsway	4251 Dundas Street W., Etobicoke, Ontario	October 1999	73	120
Meadowlands	223 Park Meadows Drive SE, Medicine Hat, Alberta	September 1999	50	132
Riverbend	103 Rabbit Hill Court NW, (Riverbend), Edmonton, Alberta	September 1999	67	135
Other Lease-Up Properties				
Dorchester/Kelowna	863 Leon Avenue, Kelowna, British Columbia	January 2000	30	145
Portsmouth/Tuxedo	125 Portsmouth Blvd., Winnipeg, Manitoba	August 2000	22	127
Subtotal:			318	789
Waldorf II	7400 Chemin Cote-St-Luc, Montreal, Québec	March 2001	—	112
Total:			**318**	**901**

Notes:
(1) Occupancy for Lease-Up Properties is the average for the month of December 2000.

(d) Assumed Mortgages

Of the Canadian Properties, 66 are subject to mortgages (the "Canadian Property Mortgages") which create first (and, in some cases, second) fixed and specific charges thereon and additional security interests on related personal property which are held by a variety of lenders, have a wide range of interest rates and have varying terms to maturity. Further, 32 of the Canadian Properties are subject to a fixed and specific charge which secures the Bonds pursuant to the Trust Indenture (the "Bond Security Properties"). The Bonds create a first charge on eight of the Bond Security Properties and a second charge on the balance of the Bond Security Properties.

Approximately 53% of the outstanding principal amount of the Canadian Property Mortgages at March 31, 2001, is insured by CMHC, an entity operated by the federal government under the *National Housing Act* (Canada) to provide mortgage insurance for residential real property loans. This insurance provides protection to lenders by guaranteeing payment of the outstanding loan, in the case of default by the borrower, during the entire amortization period of the loan and assists the borrower by reducing the cost of the loan to below conventional borrowing rates and facilitating refinancing, whether with a different lender or the same lender, as these loans are much sought-after by the investment community. The premium for CMHC insurance is charged to the borrower at the time the loan is initially funded and added to the amount of the insured mortgage and thus amortized along with the mortgage. The range of this premium depends on the level of loan to value as computed under CMHC's guidelines. For the level of loans typically obtained by Vendorco, and which the Retirement REIT also expects to obtain, which range from 75% to 85% of lending value, the rate of the insurance premium charged by CMHC is presently 3.25% to 5.5% of the principal balance insured. In addition, CMHC charges an underwriting fee of $100 per suite. Both the insurance premium and the underwriting fee are paid when a loan is first insured and cover the entire period of the insurance, typically 25 years, even when the loan has an earlier maturity date. These fees are not annual fees and are not payable for renewals on maturity before the expiration of the insurance period, provided there is no increase in the loan amount, or any extension of the insurance period.

The graph below provides an overview of the schedule of debt maturities for the Bonds and the Canadian Property Mortgages and indicates the division between CMHC-insured mortgages, mortgages which are not CMHC-insured but have recourse to the owner, and those that are Non-Recourse Debt.

Maturities of Mortgages and Bonds Payable(1)(2)
(in thousands of dollars)



Notes:

(1) In each case, debt maturities are provided for the 12-month period ending on December 31 of the particular year. $21.1 million of mortgages that were due in 2001 and were renewed subsequent to October 1, 2000 have been excluded from the 2001 balance and are reflected in the periods in which they are now due.

(2) Non-Recourse Debt applies only to the Oregon Properties.

The following table summarizes the outstanding balances on the Property Mortgages and the respective interest rates and maturity dates for those mortgages:

Property Mortgages

Property	Balance Outstanding as at March 31, 2001 (Cdn.$ unless noted otherwise)	Interest Rate	Maturity Date	Outstanding Balance at Maturity (Cdn.$ unless noted otherwise)
Canadian Properties				
Arnprior Villa(2)	$2,324,902	7.03%	January 2007	$1,893,316
Blue Mountain Manor(4) (5)	4,092,000	6.00%	May 2001	4,092,000
Bough Beeches(2)(3)	5,063,347	7.00%	February 2003	4,820,299
Bradgate Arms	9,479,042	9.13%	March 2006	8,422,001
Briargate Retirement Living Centre(2)	5,351,394	6.80%	April 2019	2,459,781
Bridlewood Manor	4,397,294	7.26%	September 2004	4,110,269
Brookside/Hilltop(2)(3)	5,290,406	6.72%	July 2010	4,159,508
Brunet, Residence	2,093,299	8.38%	September 2001	2,072,135
Cedarcroft Oshawa(2)	6,588,647	6.65%	June 2018	3,802,996
Centennial(2)(3)	3,083,782	6.93%	January 2014	2,322,608
Charlotte Villa(3)	N/A	N/A	N/A	N/A
College(3)	1,693,127	7.20%	March 2003	1,474,576
Constitution(3)	N/A	N/A	N/A	N/A
The Edgemont	7,960,280	7.02%	March 2008	6,573,010
The Edinburgh(2)(3)	5,320,801	6.34%	March 2004	4,792,898
Elmsmere(2)	3,224,452	6.49%	January 2006	2,798,450
Fergus(2)(3)	2,098,654	6.06%	September 2002	2,003,350
Fieldgate(3)	N/A	N/A	N/A	N/A
Frontenac, Residence	3,207,432	6.85%	May 2004	2,890,017
Hamilton(2)(3)	3,026,095	7.63%	December 2003	2,872,006
Hampton Court(2)	1,240,179	7.07%	September 2009	997,616
Kanata(2)(3)	2,642,392	6.94%	January 2007	2,148,322
King Gardens	11,147,717	8.30%	March 2005	10,315,327
Levis (Les Maronniers)	7,438,905	8.70%	February 2010	6,650,858
Livingston Lodge(2)(3)	3,615,028	8.00%	May 2001	3,594,202
London (Meadowcroft)	6,422,930	7.06%	December 2003	5,866,480
London(2)(3)	3,929,331	7.63%	December 2003	3,729,248
The Loyalist(3)	N/A	N/A	N/A	N/A
Lundy Manor(3)	N/A	N/A	N/A	N/A
Manoir Montefiore	12,566,797	7.35%	January 2006	10,542,595
Ogilvie Villa(2)	2,406,121	7.20%	February 2005	1,947,880
Ottawa #1(2)(3)	6,209,797	7.63%	December 2003	5,893,593
Ottawa #2(2)(3)	7,861,945	7.63%	December 2003	7,461,614
Pine Villa(3)	3,393,184	7.00%	March 2002	3,272,748
Queens Drive #1(2)(3)	4,361,578	7.63%	December 2003	4,139,486
Queens Drive #2(2)(3)	6,657,147	7.63%	December 2003	6,318,164
Queenswood Villa(2)	1,586,587	7.20%	February 2005	1,275,725
The Renoir(3)	N/A	N/A	N/A	N/A
Residence on Garrison(4) (5)	3,507,000	6.00%	May 2001	3,507,000
Residence on King(4)	5,227,000	6.00%	May 2001	5,227,000
Residence on William(4) (5)	5,889,000	6.00%	May 2001	5,889,000
The Village, Ridgetown(2)	5,581,270	Prime +1.25%	July 2005	5,133,888
Robertson House	8,842,705	7.61%	May 2009	7,809,885

Property	Balance Outstanding as at March 31, 2001 (Cdn.$ unless noted otherwise)	Interest Rate	Maturity Date	Outstanding Balance at Maturity (Cdn.$ unless noted otherwise)
Rowanwood[2][3]	2,563,655	6.83%	October 2005	2,067,846
Sainte-Foy (La Roseraie)	9,918,541	8.70%	February 2010	8,867,812
Sandy Hill Retirement Residence	3,600,000	Prime + 1%	January 2002	3,600,000
Scenic Acres	9,244,706	7.39%	November 2005	8,312,186
Spadina Road[2][3]	6,589,615	6.55%	November 2006	5,566,117
Sterling Place[3]	N/A	N/A	N/A	N/A
Stittsville Retirement Community	5,127,433	7.96%	April 2003	4,782,537
St. Lawrence Place[4][5]	6,285,000	6.00%	May 2001	6,285,000
Stone Lodge[2][3]	4,534,720	6.00%	May 2008	3,651,094
Telfer Place[2]	9,438,047	6.39%	June 2002	9,004,109
Terrace Gardens[2][3]	3,200,732	6.09%	March 2009	2,537,719
Thorncliffe #1[3]	9,780,586	6.91%	June 2002	9,352,000
Thorncliffe #2[3]	6,336,598	6.91%	June 2002	6,058,928
Trafalgar Lodge[2]	4,453,305	7.00%	August 2002	4,326,141
Trillium Court	4,562,189	6.80%	April 2001	4,541,686
Vankleek Hill[2] (Heritage Lodge)	2,943,795	7.07%	September 2009	2,368,287
Victoria Place[2][3]	3,658,328	7.63%	December 2003	3,472,046
The Village Senior Community (Hanover)	7,477,950	7.46%	May 2005	6,608,889
Waldorf Adult Residence[2]	16,837,675	6.48%	November 2009	13,775,375
	488,826	6.57%	November 2009	387,197
Windsor[2][3]	8,495,577	7.63%	December 2003	8,062,981
Woolwich Lodge[3]	N/A	N/A	N/A	N/A
York Mills[2][3]	5,369,635	6.79%	July 2010	4,230,523
SUBTOTAL	$315,728,480			
Oregon Properties				
Bridgewood Rivers[1]	$1,814,950	8.63%	January 2021	$0
Emerald Valley[1]	1,985,940	8.63%	March 2030	0
Deerfield Village[1]	2,126,894	9.00%	September 2022	0
Inland Point[1]	3,075,021	7.55%	May 2027	0
Meadow Creek Village[1]	2,326,971	7.35%	October 2023	0
Parkland Village[1]	3,355,514	7.55%	March 2028	0
Parkland Senior Estates[1]	1,885,000	LIBOR + 3%	October 2001	1,885,000
Spring Valley[1]	2,145,039	7.35%	August 2024	0
Subtotal in U.S. Funds[1]	$18,715,329			
Canadian Equivalent of U.S. Funds	28,072,994			
TOTAL:	$343,801,474			

Notes:

(1) For all of the Oregon Properties mortgage dollar figures are quoted in U.S. currency. The Canadian equivalent of mortgages in U.S. Funds has been converted to Canadian funds at 1 U.S. dollar equals 1.5 Canadian dollars.

(2) Mortgages are CMHC insured.

(3) Security for Bonds.

(4) Approximately 52% of the principal amount of these mortgages is CMHC insured.

(5) In August 2001 these Properties were refinanced at a weighted average interest rate of 7.34% maturing August 2006.

Acquisitions by RRI

On closing of the initial public offering of the Retirement REIT, a wholly-owned Subsidiary of the Retirement REIT purchased (i) all of the outstanding shares of CHS, the owner of the Home Healthcare Business, from Vendorco for cash consideration of $2.5 million, and (ii) all of the outstanding shares in the capital of Sun Holdings Corp., the owner (through Subsidiaries) of the Oregon Properties, from Ameripark Holding Corp., a Subsidiary of Vendorco, for cash consideration of $20 million. The Subsidiary then amalgamated with CHS to continue as RRI. RRI also purchased the interest in the Subacute Management Agreement in exchange for common shares of RRI having a value of $3.5 million.

(a) The Home Healthcare Business

The Home Healthcare Business, operating under the trade name Central Health Services, provides healthcare personnel and support services to its owned and managed Retirement Homes, Nursing Homes and to the home healthcare market through both private pay and government funded contracts.

The majority of clients are over the age of 70 and require assistance with activities of daily living so that they may continue to live within their communities as they wish. Services are provided in the client's private residence, Retirement Home, Nursing Home or other appropriate environment. Clients of any age may also require a broad range of personal care assistance including skilled nursing care during recovery from an acute illness. RRI also supplies supplemental staffing or temporary help to hospitals and Nursing Homes that may be experiencing a shortage of skilled personnel.

The Home Healthcare Business is operated through branches in Ottawa, Toronto, Calgary, Winnipeg and Montreal and employs approximately 2,400 personnel. The Home Healthcare Business may be extended to other cities that the Retirement REIT believes would prove viable.

For the year ended September 30, 2000, approximately 38% of CHS' operating revenues were generated from the Retirement Home Business. Although residents of Retirement Homes are free to choose which outside agency is retained when they require additional services, the residents are encouraged to use the services provided through the Home Healthcare Business as their additional service provider. Similarly, the Home Healthcare Business represents a potential source of referrals to the other components of the Retirement Home Business.

(b) The Oregon Properties

The Oregon Properties consist of eight facilities with a total Average Resident Occupancy of 330 over the 2000 Fiscal Year. The average occupancy of the Oregon Properties is in excess of 93%.

Acquisitions by the Operator

On closing of the initial public offering of the Retirement REIT, the Operator acquired the Retirement Home Business, the Nursing REIT Management Business and Developmentco's interest in the Developmentco Management Agreements. Accordingly, the Retirement Home Business and Nursing REIT Management Business are operated directly by the Operator. The Operator is also the provider of management services under the Developmentco Management Agreements.

In connection with the transfer of the Nursing REIT Management Business to the Operator, the Operator agreed to waive (i) the management fee payable under the management agreement dated April 9, 1998 between Vendorco and CPL (Delaware) LLC and the advisory fee payable under the Nursing REIT Advisory Agreement with respect to the Nursing REIT's two Washington properties (collectively, the "Washington Fees") until April 9, 2008, provided that, if those Washington properties are disposed of by the Nursing REIT, any management

and advisory fees payable to the Operator with respect to properties acquired by the Nursing REIT following such disposition will be reduced by the amount of the Washington Fees (as of the time of the closing of the initial public offering of the Retirement REIT) that would otherwise have been payable from the time of such acquisition until April 9, 2008, and (ii) the incentive fee payable under the Nursing REIT Advisory Agreement until May 5, 2007.

(a) *The Retirement Home Business*

The Retirement Home Business consists of the operation of the 66 Retirement Homes in Canada owned by the Retirement REIT and the management of three Retirement Homes in Canada owned by third parties.

The Operator also owns an indirect 40% interest in Classic Care (Stonegate) Pharmacy, which is an institutional pharmacy business that provides prescription drugs to a number of Retirement Homes owned by the Retirement REIT and Nursing Homes owned by the Nursing REIT. Income from the Classic Care Pharmacy currently represents less than 1/10 of 1% of the revenues of the Operator.

(b) The Nursing REIT Management Business

The Operator conducts the Nursing REIT Management Business, which involves advising the Nursing REIT and managing 89 Nursing Homes, with aggregate licensed capacity of 9,373 beds in Canada and approximately 2,230 beds in the United States.

The Operator's role as advisor is to, among other things: (i) advise the Nursing REIT on major decisions, including proposed acquisitions, dispositions and financings; (ii) deal with investment dealers, financial institutions, brokers, consultants and other third party service providers; and (iii) supervise the maintenance of books and records and preparation of materials for Unitholders of the Nursing REIT. As manager, the Operator's role is to provide, among other things, overall guidance and supervision of: (i) the management and administration of the Nursing Homes to facilitate proper resident care and efficient operation; (ii) compliance with all regulatory requirements; and (iii) marketing, public relations, accounting, financial reporting, labour relations and group purchasing.

The Operator receives the following fees for its role in managing and advising the Nursing REIT:

- monthly management fees equal to 2.75% of gross revenue of the Nursing REIT's operating Subsidiaries;
- an annual advisory fee, payable quarterly, half in Nursing REIT Units, equal to 0.35% of the adjusted cost base of the Nursing REIT's assets;
- an acquisition fee of 0.65% of the cost of any property purchased by the Nursing REIT from a party other than a related party, payable on the closing of such purchase;
- a disposition fee of 0.25% of the total sale price of any property sold by the Nursing REIT to a party other than a related party, payable on the closing of such sale; and
- a financing co-ordination fee of 0.25% of the principal amount of any financing or refinancing arranged for the Nursing REIT from a party other than a related party (this fee does not apply to mortgages assumed by the Nursing REIT at the time of the acquisition of a new property).

Net fees (after direct expenses) from the Nursing REIT Management Business totalled approximately $7.1 million for the year ended September 30, 1998, approximately $6.9 million for the year ended September 30, 1999, and approximately $7.9 million for the year ended September 30, 2000.

Historical Schedule of Fees from the Nursing REIT Management Business

	1997(1)	1998(3)	1999(3)	2000(3)	3 Months Ended Dec. 31, 2000(4)	3 Months Ended Dec. 31, 1999(4)
			(in thousands of dollars)			
Management Fees(2)	$805	$4,191	$3,108	$4,361	$1,106	$1,046
Advisory Fees	241	1,489	1,914	2,633	778	602
Acquisition Fees	—	800	1,096	443	—	80
Incentive Fees	—	579	545	315	—	139
Finance Co-ordination Fees	—	14	225	108	—	—
Total Nursing REIT Fees earned(2)	$1,046	$7,073	$6,888	$7,860	$1,884	$1,867

Notes:

(1) For the period from the inception of the Nursing REIT on May 6, 1997 to September 30, 1997.

(2) Fees are presented net of directly attributable general and administrative expenses and do not include any allocation of indirect administrative costs.

(3) For the years ended September 30.

(4) Unaudited.

Pursuant to its acquisition of the Nursing REIT Management Business, the Operator assumed the rights and obligations of Vendorco, as manager and advisor under the Nursing REIT Management Agreements (excluding the Subacute Management Agreement which was transferred to, and assumed by, RRI) and the Nursing REIT Advisory Agreement. The operations of the Nursing REIT continue to be managed by a management team and administrative staff provided by the Operator and located at the Nursing REIT's Cambridge, Ontario office. This team is headed by Barry Reichmann as President of the Nursing REIT, George Kuhl as President of each of the operating companies of the Nursing REIT, C. William Dillane as Chief Operating Officer of the Nursing REIT and David Beirnes as Chief Financial Officer of the Nursing REIT. C. William Dillane is the Senior Vice President, Nursing Homes of GP and has been the Chief Operating Officer of the Nursing REIT since its initial public offering in May 1997. David Beirnes is an employee of GP and was appointed Chief Financial Officer of the Nursing REIT in January 2000. The Operator has licensed or sub-licensed the trademarks "CPL" and "Central Park Lodges" to the Nursing REIT's operating Subsidiaries. The Operator, as advisor to the Nursing REIT, is entitled to appoint a maximum of three trustees of the Nursing REIT. The Operator has appointed Messrs. Paul Reichmann, Barry Reichmann and George Kuhl as its nominees. Any one or more of the trustees so appointed may be changed at any time or from time to time by the Operator.

Each of the Nursing REIT Management Agreements and the Nursing REIT Advisory Agreement has an initial term of five years and will be automatically renewed for additional five year terms, subject to the Operator's consent or the consent of RRI in the case of the Subacute Management Agreement, on the same terms. In addition, on any renewal of a Nursing REIT Management Agreement, the management fee is adjusted to the greater of 2.75% and the then current market rate. The initial five year term of the Nursing REIT Advisory Agreement expires on May 5, 2002. The Nursing REIT Management Agreements each expire five years from the date of the acquisition of the applicable Nursing Homes under management.

The Nursing REIT may terminate the Nursing REIT Management Agreements and/or the Nursing REIT Advisory Agreement, on six months' notice to the Operator with the approval of not less than two-thirds of the independent trustees of the Nursing REIT and two-thirds of the votes cast at a meeting of the Nursing REIT's unitholders called for that purpose, provided that during the first 10 years of the term of these agreements, the Nursing REIT may not terminate any such agreement for financial advantage. In addition, these agreements may be terminated during their respective initial five year terms only if the Operator or its related parties collectively own less than 852,045 units in the capital of the Nursing REIT (representing 10% of the units in the capital of the Nursing REIT issued pursuant to the initial public offering of the Nursing REIT). The Nursing REIT may,

however, terminate the Nursing REIT Management Agreements and/or the Nursing REIT Advisory Agreement at any time on the occurrence of certain material events of default thereunder by the Operator or RRI, subject to certain cure periods.

As many of the Retirement Homes owned by the Retirement REIT are located in municipalities in which the Nursing REIT has Nursing Homes, the Operator benefits from synergies created by its role as manager of the Nursing REIT and the enhancement of its reputation. In addition, part of the Nursing REIT's business strategy is to grow its business by way of strategic acquisitions and selective new developments. This strategy has resulted in a significant and constant growth in the Nursing REIT. The table below reflects the growth in the Nursing REIT's operations to date. The Retirement REIT expects increased revenues from the Nursing REIT Management Business as the Nursing REIT continues to expand.

Historical Schedule of Financial Information
Relating to the Nursing REIT

	As at December 31, 1997	As at December 31, 1998	As at December 31, 1999	As at September 30, 2000	Compound Annual Growth
Nursing Homes (owned and/or managed)	56	64	82	89	18%
Beds (owned and/or managed)	7,751	8,861	11,004	11,603	16%
Assets[(1)]	$440,145	$580,382	$774,100	$868,623	28%
Liabilities[(1)]	$253,697	$400,730	$539,765	$624,727	39%
Unitholders' Equity[(1)]	$186,448	$179,652	$234,335	$243,896	10%
Monthly Distribution Per Unit	$0.09	$0.135	$0.135	$0.135	16%

Note:
(1) In thousands of dollars.

Trends and Changes

Since the Retirement REIT commenced operations on April 11, 2001, the financial results have shown a nominal improvement over the forecasts set out in the Retirement REIT's final long form prospectus dated March 30, 2001. Specifically, the June 30, 2001 quarterly results reported a 1.9% improvement in Distributable Income over the prospectus forecast period.

The Retirement REIT faces both opportunities and uncertainties going forward. A softening of occupancy in certain of the Retirement REIT's Retirement Homes as a result of new facilities opening in its markets has resulted in lower revenue than expected. The Retirement REIT, however, has been able to offset the revenue decline through cost savings.

Upward pressure on wage costs remains an uncertainty for the Retirement REIT. With approximately 70% of its operating expenses related to employee expenses, the operating performance of the Retirement REIT can be significantly impacted by wage increases which are inconsistent with revenue growth.

The Retirement REIT has arranged a $50 million operating line of credit. The operating line provides the Retirement REIT with the financial resources to manage its operating cash flow and provide short term financing for mezzanine loans and facility purchases.

The Retirement REIT's business plan for the ensuing 12 months includes the anticipated purchase of four Lease-Up Properties currently owned by Vendorco. It is expected that the purchase of the first such

Property (Colonel By in Ottawa, Ontario) for a purchase price of approximately $30 million will close in 2001. The acquisition of these facilities are expected to be nominally accretive to the Retirement REIT.

On October 18, 2001, the Retirement REIT announced that its management was exploring the possibility of a business combination with the Nursing REIT. Such a transaction would result in a combined entity with a market capitalization in excess of $700 million, increased liquidity for Unitholders, greater access to capital and a range of potential synergies. If management concludes that this transaction would be beneficial to each of these REITs, it will propose a transaction to their respective Boards of Trustees. Completion of such a transaction would be subject to, among other things, review and approval by the Board of Trustees of both REITs, independent valuations, requisite Unitholder, regulatory and other third party approvals, and other conditions.

THE BUSINESS OF THE RETIREMENT REIT

Objectives of the Retirement REIT

The objectives of the Retirement REIT are to generate stable and growing Distributable Income and to maximize Unit value through (i) the efficient management of a portfolio of retirement properties and related businesses, and (ii) accretive acquisitions of additional properties and stabilized developments, primarily in Canada.

Growth in Distributable Income is anticipated to be driven by the strong demographic profile of North America's aging population. The Canadian retirement home sector exhibits a strong and growing level of demand that exceeds currently available supply. This favourable industry trend is anticipated to support the ability of the Retirement REIT to grow through a combination of both internal and external growth factors.

It is anticipated that the Retirement REIT's internal growth will largely emanate from (i) increases in revenues while maintaining control over expenditures, and (ii) increases in the amount of services utilized by residents as they "age in place". External growth will be primarily driven by (i) the attractive return on equity achievable on the acquisition of newly developed facilities at a discount to fair market value, (ii) third party acquisitions pursued in the consolidation of an industry that exhibits a large degree of ownership fragmentation and (iii) increases in management and advisory fees earned.

Sources of Revenue

The Retirement REIT is a leading provider of high-quality residential senior accommodation and senior care services. The Retirement REIT's mission is to provide quality, personalized care services to seniors in a residential setting and to create an environment that enables them to preserve their independence and dignity as they age in place.

The Retirement REIT derives its revenue from three principal sources:

- ***Retirement Homes***. Ownership, operation and management of Retirement Homes servicing more than 7,200 residents. The Retirement REIT owns and, through the Operator and other Subsidiaries, operates 66 Retirement Homes in Canada and manages three Retirement Homes in Canada owned by third parties. Eight Retirement Homes in the State of Oregon are indirectly owned and operated by RRI. Approximately 75% of the operating income of the whole portfolio (including the Oregon Properties) is generated by Properties located in the Province of Ontario.
- ***Home Healthcare Business***. Provision of home healthcare services. RRI, operating under the trade name Central Health Services, provides healthcare personnel and support services to the retirement

and nursing home industry and to the home healthcare market through both private pay and government funded contracts. Home healthcare services are provided through branches in Ottawa, Toronto, Calgary, Winnipeg and Montreal.

- *Nursing REIT Management Business.* Provision of management and advisory services in connection with the Nursing Homes owned and operated by the Nursing REIT and its Subsidiaries. The Operator manages 89 Nursing Homes owned, operated and/or managed by the Nursing REIT across Canada and in selected markets in the United States, servicing more than 11,500 residents, and provides advisory services to the Nursing REIT in respect of acquisitions, dispositions, financing and strategy. The Retirement REIT also owns 852,045 units in the capital of the Nursing REIT, representing approximately 4% (basic) of the outstanding units of the Nursing REIT, from which it receives distributions.

The Industry

The Senior Care Continuum

Providing for the housing and care of seniors is a growth industry in Canada. The components of this industry are depicted in the continuum below:

Home Healthcare	Independent Living / Assisted Living / Specialty Care	Long Term Care / Subacute Care



	Increasing Level of Care	
RRI provides home healthcare services operating under the trade name Central Health Services	Retirement Homes owned by the Retirement REIT and operated and managed by the Operator	The Operator provides management and advisory services to the Nursing REIT and the Retirement REIT and owns approximately 4% (basic) of the Nursing REIT

Retirement Homes

Retirement Homes play an important role in the senior care and accommodation industry. The retirement housing industry brings together elements of the residential real estate, hospitality and healthcare industries. A Retirement Home is an operating business with a sizeable real estate component, requiring a much greater operating focus than is normally associated with traditional multi-family residential housing. Management believes that the specialized operating expertise required to manage a Retirement Home acts as a barrier to entry from widespread competition as compared to traditional multi-family housing. There are far fewer operators with this expertise active in the retirement housing industry than in the more commoditized multi-family residential sector.

A Retirement Home is an adult living facility, generally housing seniors who do not wish to or are unable to live on their own. It provides an environment that is aesthetically pleasing and offers a range of services and amenities. Retirement Homes offer a full spectrum of services over a continuum of care and utilize individual functional assessments and care planning methods to address each resident's needs. Each resident is assessed upon admission and regularly thereafter to determine his or her health status, need for personal care services and assistance, and lifestyle and service preferences. From these assessments, a plan of care is developed for the resident and adjusted as required on an ongoing basis. The following care programs are available:

- *Independent Living:* The independent living program provides a residential rental suite for seniors who are healthier and more mobile. Basic services such as housekeeping and laundry, meals, and social activities are provided for a fee. The resident may also choose to access the full spectrum of services available in the home on an as needed basis.

- *Assisted Living:* The assisted living program is for a resident who requires assistance with activities of daily living such as bathing, eating, dressing, grooming and administration of medication. Various assisted living packages are available as required by the individual.

- *Specialty Care:* Care for residents with Alzheimer's or dementia is provided through special care units. These units are secure floors or wings within Retirement Homes which provide residents with 24-hour security and 24-hour attendant care.

The retirement housing industry in Canada is predominately private pay and generally operated for profit by the private sector. In Canada, there is minimal regulation relating to the number of Retirement Homes or units per Retirement Home (other than limits imposed by local municipalities), or admission of residents to such Retirement Homes.

Health is an important factor in senior accommodation. Healthy and mobile seniors have different needs than those who require some level of care. As the needs of seniors change through the aging process, the retirement housing industry provides residential accommodation that can service the needs of seniors at each stage of the aging process, thereby permitting a person to remain living in one location. It is reassuring to residents that, as their personal condition changes, they will continue to live and be supported in a familiar environment.

Nursing Homes

As health deteriorates and care levels increase, residents' needs are sometimes more appropriately served by a Nursing Home. Nursing Homes are facilities for adults who are in need of a higher level of attendant care, including nursing and sub-acute care, for physical and/or mental needs. Most Nursing Homes either directly provide, or contract to provide, ancillary medical services such as pharmacy and prescription services, rehabilitation therapy and complex medical care such as dialysis, ventilator, wound, stroke, palliative and dementia care.

Nursing Homes differ from Retirement Homes in that they are licensed, predominately government funded and highly regulated. This regulation imposes controls and restrictions on both the operations of a Nursing Home as well as the rents and fees a Nursing Home can charge its residents. In contrast, the retirement housing industry is typically not restricted by these controls and regulations. All of the Retirement Homes owned by the Retirement REIT (other than 195 Nursing Home beds located in four of the Retirement Homes) are within the less-regulated Retirement Home category.

The Retirement REIT benefits from a substantial and growing cash flow from advising and managing the Nursing REIT.

Home Healthcare

Home healthcare services provide a viable option for seniors who desire services on an "as required" basis and have become increasingly popular. The most common service offered by home healthcare agencies is personal care followed by nursing care. The services are typically rendered through home visits and visits in Retirement Homes and Nursing Homes.

Industry Dynamics

The demand for retirement housing services for seniors is growing in Canada. Growth is being driven by a combination of changing demographics, longer life expectancy, healthcare restructuring and changing social trends. The following factors are having a positive impact on the retirement housing industry:

- favourable demand demographics;
- favourable imbalance between supply and demand of retirement home beds;
- ownership fragmentation;
- operational barriers to entry;
- increasing life expectancy;
- changing family dynamics;
- increasing senior affluence;
- cost containment pressures;
- consumer preferences and the shift from traditional institutional to lifestyle oriented setting;
- recession stability; and
- low level of government regulation.

Favourable Demand Demographics

In Canada, seniors make up a growing proportion of the population. According to Statistics Canada, there were approximately 1.5 million Canadians older than 75 in 1996. By 2006, this segment of the population is expected to grow to over 2.0 million people representing an increase of about 34%. As the total population is expected to increase by only 8% during the same period, the 75+ population segment is expected to experience a rate of growth of over four times that of the total population. In 2026, the 75+ population segment is expected to reach an estimated 3.4 million people, representing more than double the 75+ population of 1996. Over the next 25 years (2001-2026) the rate of growth in the 75+ population is expected to be more than five times the growth rate for the total population.

The following table sets out the projected rate of growth in the 75+ Canadian population compared with the total Canadian population from 1996 to 2026:

Population Statistics[1]

Year	Total Population	Population 75+	Percentage of Total Population Represented by 75+ Population	Percentage of Increase of Total Population from Prior Period	Percentage Increase of 75+ Population from Prior Period	Rate of Growth in 75+ Population Compared to Rate of Growth in Total Population
1996	29,969,200	1,532,000	5.1%	—	—	—
2001	31,002,200	1,785,300	5.8%	3.4%	16.5%	4.8×
2006	32,228,600	2,049,300	6.4%	4.0%	14.8%	3.7×
2011	33,361,700	2,237,400	6.7%	3.5%	9.2%	2.6×
2016	34,419,800	2,429,200	7.1%	3.2%	8.6%	2.7×
2021	35,381,700	2,784,500	7.9%	2.8%	14.6%	5.2×
2026	36,190,600	3,389,500	9.4%	2.3%	21.7%	9.5×

Note:
(1) Source: Statistics Canada. Except for 1996, figures are based on 2000 population estimates.

Favourable Imbalance between Supply and Demand of Retirement Home Beds

The graph below compares the projected growth in demand for Retirement Home beds in Canada to the current supply. Based on these projections, there is currently an unsatisfied demand of approximately 22,000 Retirement Home beds in Canada and demand is projected to increase by another 40,000 beds over the next 15 years. Based on an average of approximately 100 beds per Retirement Home, this would suggest a need for the development of approximately an additional 620 new Retirement Homes in Canada over the next 15 years (or approximately 40 new Retirement Homes per year).

Supply & Demand for Retirement Housing Accommodations in Canada



160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2001
2006
2011
2016
Estimated Current Supply
Projected Demand

Source: P.H. Matteson Associates

Ownership Fragmentation

Historically in Canada, the senior care and accommodation industry has been comprised of a large number of small operators owning Retirement Homes in fragmented geographic areas, together with a limited number of larger corporations. It has become increasingly difficult for these smaller owners to compete with larger operators on the basis of delivery of service, profitability criteria and the availability of capital. Consequently, the senior care and accommodation industry is consolidating. Management of the Retirement REIT anticipates that this trend will continue to provide the Retirement REIT with attractive acquisition

opportunities in Canada and believes that growing its portfolio of Retirement Homes in markets across Canada will result in the Retirement REIT further enhancing its economies of scale (through consolidation of various functions such as group purchasing and standardized management practices).

The schedule below outlines an estimate of the 11 largest Retirement Home owners and operators in Canada. The Retirement REIT is by far the largest operator in Canada, more than double the size of the second largest operator based on the approximate number of beds/suites. However, despite the fact that the Retirement REIT is the largest operator in Canada, it possesses an approximate market share of only 8.2%. In fact, the 11 largest operators in Canada as a group control only 25% of the market. These percentages demonstrate a significant degree of ownership fragmentation in the industry. The following table depicts the Retirement REIT's position in the retirement housing industry.

A Comparison of the Leading Canadian Retirement Home Owner/Operators[1]

Owner/Manager[2]	Estimated Number of Beds/Suites	Estimated Market Share[3]
Vendorco/Retirement Residences REIT	7,200	8.2%
Holiday Retirement Corporation/Alert Care	3,300	3.8%
Amica Mature Lifestyles Inc. (including development properties)	2,000	2.3%
Lifestyle Retirement Communities	1,700	1.9%
Community Care Facilities	1,500	1.7%
Diversicare Canada Management Services Co., Inc.	1,400	1.6%
Metro Capital Corporation	1,400	1.6%
Steeves & Rozema Enterprises Limited	1,000	1.1%
Caressant Care	<1,000	<1.1%
Royalcrest Life Care Inc.	<1,000	<1.1%
Beutel Goodman	<1,000	<1.1%
TOTAL	22,000	25%

Notes:

(1) As of January 1, 2001.

(2) Sunrise Assisted Living recently commenced operations in Canada but no information is presently available on this company's Canadian Operations.

(3) Based on P.H. Matteson's current estimate of total Canadian inventory of approximately 88,000 beds/suites.

Operational Barriers to Entry

Management of the Retirement REIT believes that substantial barriers to entry exist in the senior care and accommodation industry. Operation and management of Retirement Homes and Nursing Homes require a high degree of operational, financial and management information systems expertise and the ability to attract, train, manage and retain skilled employees. In addition, the significant capital requirements involved in developing or acquiring a Retirement Home may act as a barrier to entry into the Retirement Home industry. Many organizations would find it difficult to qualify for financing on favourable terms.

Increasing Life Expectancy

Canada's population is aging and individuals are now living longer largely as a result of ongoing advances in healthcare. With progress in medicine and technology, life expectancy has been increasing since the

1930's. According to Statistics Canada, average life expectancy (for both men and women) at age 65 has increased by more than 19 months over the last 20 years.

Changing Family Dynamics

Changes taking place in our society will continue to weaken the traditional support network for seniors living privately in the community. While historically, family members tended to be the source of care for seniors, the increasing number of women working outside the home and the decrease in family size, as well as changes in lifestyles, have decreased the family's ability to care for the growing senior population. According to Statistics Canada, in 1996 both spouses were employed in over 50% of families.

Increasing Senior Affluence

In Canada, Retirement Home fees are predominately paid privately by the resident without government subsidization. The affluence of seniors is rising due to increases in property values and greater levels of savings, coupled with the increasing affluence of their children. As a result, a growing number of seniors are able to afford to live in Retirement Homes and are becoming more demanding and discriminating in selecting from available service providers and facilities. Statistics Canada estimated that, in 1995, of 84% of seniors who owned their own homes, 71% of these homes were debt free. In addition, the National Advisory Council on Aging ("NACA")[2] estimates that over the past 20 years, the proportion of low-income seniors has declined by approximately 44% and now represents less than 20% of the senior population.

Cost Containment Pressures

In response to rapidly rising healthcare costs, Canadian provincial governments have increasingly reduced the length of hospital stays and enhanced home care services while at the same time reimbursing Nursing Home operators for residents requiring higher care. Nursing Home operators are focusing on redefining operations and expanding services to residents requiring increasingly higher levels of nursing care. As a result, Nursing Homes are increasingly being filled by residents with higher care requirements, ensuring those institutions are virtually fully occupied on a continuous basis. This trend is increasing the demand for retirement beds for seniors with lower care needs. With the recently announced program by the Ontario government and other regional authorities to license and fund the development of new Nursing Home beds, some of this market pressure and shift in demand will be reduced; however, since the current supply does not meet the long-term demand, the reduction is not anticipated to have a significant impact upon the growing demand for Retirement Homes.

Consumer Preferences and the Shift from Traditional Institutional to Lifestyle Oriented Settings

Consumers are becoming increasingly aware that Retirement Home living is a lifestyle choice and not an institutional environment. As the retirement housing industry matures, a much wider range of higher quality product types are available, together with the provision of more amenities. This trend has been evident in the United States for some time. The demand for both independent and assisted living continues to grow as Retirement Homes become the preferred settings for the elderly and their families. As the number of seniors aged 75 and older continues to increase, a corresponding growth is anticipated in the number of seniors who desire a change in lifestyle (i.e. to independent living) or need additional support and care to allow them to maintain their lifestyle (i.e. personal care or assisted living).

---

2 The National Advisory Council on Aging (NACA) was created by Order-in-Council on May 1, 1980 to assist and advise the Minister of Health on issues related to the aging of the Canadian population and the quality of life of seniors.

The present generation of seniors is well informed and educated and has a greater awareness of programs, services, housing and healthcare options available to it. Retirement Homes are well positioned to provide quality products and services which will appeal to this new generation of discriminating seniors.

Recession Stability

The retirement home industry has historically been very stable during recessionary times. This can be attributed to several factors: (i) seniors are generally retired and receiving stable, fixed and predictable income from private and public pensions, RRSP's and other fixed income investment securities; (ii) demand for retirement housing is not usually discretionary but driven by need, which does not fluctuate during economic cycles; (iii) the stability of tenure, as seniors, once having moved into a facility, are reluctant to move to alternate accommodation; and (iv) the continual increase in the demand for seniors accommodation due to the demographics of the aging population.

Low Level of Government Regulation

The retirement housing industry is relatively unregulated. The majority of the Retirement REIT's Retirement Homes are members of the Ontario Residential Care Association ("ORCA"). ORCA is a voluntary, non-profit, self-regulating organization dedicated to maintaining high standards of professionalism in the retirement residence sector. As a condition of membership, all Retirement Homes that belong to ORCA are inspected and evaluated by a third party to ensure that they pass accreditation standards that have been formally accepted by the membership.

Unlike the Nursing Home industry, which is affected by substantial government regulation that controls both the operational aspects of the delivery of services as well as the net revenues that operators can generate, the retirement housing industry is not subject to this level of regulation.

As is the case in multi-family housing, rental rates at Retirement Homes in Ontario are governed by the *Tenant Protection Act*, 1997 (Ontario) (the "Tenant Act") and may only be increased by the applicable Tenant Act guideline once every 12 months. The specified increase, which is set by the Province of Ontario every August for the upcoming year, is 3.9% for 2002. These increases apply only to existing residents. Landlords are free to negotiate market rents without regulatory restriction for new residents, although future rent increases are limited by a specified percentage until the existing tenant vacates the unit and a new tenant moves in. The average turnover in tenants for Retirement Homes in Canada is in the range of 25%–33% per year. As a result, even though rent increases are controlled by the guidelines, the relatively high turnover of residents permits Retirement Home operators to keep their rates current to market over a reasonably short period. In the retirement housing industry, rent guideline restrictions apply only to the rental portion of resident charges and not to the care portion and as a result, the care portion is subject to market conditions and is unregulated. On average, approximately 50% of resident charges in Retirement Homes in Ontario relate to the care portion. Similar controls apply to Retirement Homes in certain other Provinces of Canada. Approximately 75% of the operating income of the Properties is generated by Properties located in the Province of Ontario.

Comparison of Retirement Homes to Multi-Family Housing and Nursing Homes in Canada

Both the retirement housing industry and the multi-family housing industry operate without significant operating regulation in most Canadian jurisdictions. Both industries also reflect similar rates of resident turnover within a residential setting. Management of the Retirement REIT believes that it is most closely comparable to the multi-family housing industry as opposed to the Nursing Home industry.

Comparison of Retirement Homes to
Multi-Family Housing and Nursing Homes in Canada

	Retirement Homes	Multi-Family Housing	Nursing Homes
Demographic Trends	Very Positive	Steady	Very Positive
Resident Turnover Rate	25-33%	25-35%[1]	35%-45%
Regulation of Operations	Minimal Municipal licence may be required	Minimal	High Provincial licence required
Regulation of Revenues	No regulation on services component (typically 50% in Ontario). The balance is regulated on the same basis as multi-family housing	In Ontario, annual rental increases are specified by provincial government and can be moved to market rates upon vacancy of a unit	100%
Current Growth from New Development	The relationship between supply and demand is attractive in several regional markets	Minimal since current rents are at a substantial discount to replacement rents	Restricted by government licences
Barriers to Entry	High	Low	Very High

Note:

(1) While historically, resident turnover rates have been similar for Retirement Homes and multi-family housing, recent trends suggest that multi-family tenants, protected under the old rent control regime, are less likely to vacate their units due to the increased cost of vacating their apartments to move to new rental units at higher market rents. This trend is less apparent in the retirement housing sector where the decision to move is often based on changes in the level of care required.

Competition and the Retirement REIT's Competitive Advantages

Management of the Retirement REIT believes it currently holds a number of competitive advantages that will enable it to both maintain and improve its market position:

Size and Economies of Scale. The Retirement REIT and the Operator are Canada's largest Retirement Home owner and operator by a considerable margin. Based on the total of number of beds or suites owned/operated, the Retirement REIT is more than twice as large as its nearest competitor. As the largest operator in Canada with superior access to capital, the Retirement REIT is able to pursue additional growth and benefit from substantial economies of scale. For example, the Retirement REIT benefits from volume purchasing power for goods and services to supply to its operations, centralized management operations and administration, and savings in the costs of raising and servicing capital.

Locational Barriers to Entry.

(a) Prime Locations in Urban Centres: The Retirement REIT owns a number of properties that are located in prime locations in major urban centres. The scarcity and high cost of urban land make it difficult for competitors to replicate competitive facilities in these prime locations.

(b) First Location Advantage in Secondary Markets: In select secondary markets across Canada, the Retirement REIT owns facilities that serve a relatively small population. As such, it is difficult for a competitor to enter this market on an economically attractive basis. Accordingly, management believes that being the first in a market acts to effectively reduce the entry of new competition.

Regional Diversification. The Retirement REIT benefits from owning properties in various regions and markets in Canada and in the State of Oregon. As such, it is not dependent upon any one market, and is not subject to economic fluctuations in any one market.

Brand Name Recognition. Vendorco, operating under the trade name, Central Park Lodges, has a 30-year history of operating Retirement Homes in Canada. The Retirement REIT has continued this association with the trade name Central Park Lodges in order to take advantage, to the fullest extent possible, of the significant amount of goodwill associated with it. Operating under an established and respected trade name provides the Retirement REIT with credibility and assists in attracting residents to its Retirement Homes.

Vendorco Sponsorship, Credibility and Ownership Alignment. The families of Paul and Barry Reichmann and the family of George Kuhl own a substantial portion of the Retirement REIT. Barry Reichmann and George Kuhl are actively involved in the governance and management of the Retirement REIT and its Subsidiaries. The Reichmanns are internationally recognized as accomplished owners, managers, financiers and developers of real estate.

Management and Operational Expertise. Vendorco, through its current management under the direction of George Kuhl, has demonstrated its excellence as owner, operator and manager of the Retirement Home Business. Mr. Kuhl, the Vice-Chairman of the Retirement REIT and President and Chief Operating Officer of GP, is a pioneer in the industry and has been a leading developer, owner, operator and manager of Retirement Homes in Canada for 30 years.

Risk-Moderated Approach to New Developments. Due to its preferential relationship with Developmentco, the Retirement REIT derives benefits from the development of new properties while substantially mitigating the risks from the development process. These benefits include a sharing in the potentially high returns on equity anticipated from new developments as well as a progressive increase in the average quality of the Retirement REIT's asset base as new developments are added to the existing portfolio.

Low Cost of Capital. Due to the Retirement REIT's relatively large size, proven track record, strong financial background and substantial asset base, the Retirement REIT benefits from superior access to, and lower cost of, debt and equity capital.

In addition, as an experienced operator with a demonstrated financial track record, the Retirement Home Business can readily secure CMHC insured financing, which private or less well capitalized operators may have difficulty in obtaining. Since CMHC generally requires operators to have five years of operating experience, strong financial performance and, in many cases, personal guarantees, many smaller operators or entities that are seeking to enter the business may not be able to satisfy these criteria. As such, better capitalized and experienced operators such as the Retirement REIT may have a competitive advantage that may also act as a barrier to entry to new competition.

While the provision of this insurance does also involve additional costs, and in particular the imposition of an insurance premium of up to 5.5% of the mortgage principal, this cost is added to the mortgage balance and is amortized over the term of the insurance period (generally 25 years). The benefits of CMHC insured financing include financing at interest rates that are typically 60 to 120 basis points lower than conventional mortgage rates; readily available mortgage renewals; and access to loans in regional areas where conventional mortgage financing may be difficult to obtain on attractive lending terms.

Strategies for Achieving Growth

The Retirement REIT is pursuing a number of strategies and initiatives to achieve future growth in Distributable Income. These include:

- Internal Growth.
- The Development Program.
- Acquisitions.
- Growth from Other Services.

Internal Growth

Management of the Retirement REIT sees potential growth from Retirement Homes that are currently Stabilized and also from Retirement Homes the Retirement REIT may purchase from time to time. Internal growth comes from streamlining operations and from generating additional revenue through normal annual increases in rental rates, the addition of suites where possible, more efficient use of existing suites, and the provision of additional services to residents as they "age in place".

Residents typically increase the level of ancillary services they require as they age. The Retirement REIT focuses on providing service to higher need seniors who require a larger number of healthcare services and, accordingly, represent opportunities for increased revenues. The ability to service a broad range of healthcare needs is an essential part of the Retirement REIT's strategy as it allows residents to age in place which results in reduced turnover in resident populations.

Management of the Operator closely monitors the Retirement REIT's operations and continues to introduce efficiencies wherever possible while maintaining quality services and care for the residents. Such efficiencies are achieved through: (i) volume purchases of goods and services; (ii) centralized administration; (iii) adjustment of staff schedules and patterns, where appropriate; (iv) daily monitoring and reporting; and (v) a "hands-on" focus on cost control.

The Development Program

Management of the Retirement REIT believes that an important part of its growth will be through the development of new Retirement Homes. Developmentco, a limited partnership owned by Vendorco, owns the Initial Development Properties and the Other Development Properties. The details of these properties are shown in the following table.

Development Properties

Property	Municipal Address	Expected Number of Suites
Initial Development Properties[(1)]		
Claremont/Mount Pleasant	400 Mount Pleasant Road, Toronto, Ontario	77
Eau Claire	815 3rd Ave. SW/301 7th Street SW, Calgary, Alberta	147
McKenzie Towne	15021 - 56th Street SE, Calgary, Alberta	142
Other Development Properties		
Aylmer	North Street, Aylmer, Québec	120
Kamloops	1220 Hugh Allan Drive, Kamloops, British Columbia	143
Regina	3105 Hillsdale Street, Regina, Saskatchewan	111
Kenny's Pond	MacDonald Drive, St. John's, Newfoundland	100
Sturgeon Creek #1	10 Hallonquist Drive, Winnipeg, Manitoba	125
Sturgeon Creek #2	One Hallonquist Drive, Winnipeg, Manitoba	145
Loyalist Parkway	Loyalist Parkway, Amherstview, Ontario	65
Total		**1,175**

Note:

(1) Developmentco commenced construction on Claremount/Mt. Pleasant, Eau Claire and McKenzie Towne in June 2001.

Through Developmentco, the Retirement REIT has a dedicated development program, with a right to purchase Development Properties at a formula discount price in return for the provision of funding to Developmentco, as described below. Developmentco's business plan is to develop Development Properties on an ongoing basis after consultation with and input from the Retirement REIT.

Developmentco will develop the Initial Development Properties and the Other Development Properties, as well as future sites for the development of Retirement Homes from time to time identified (the "Future Development Properties"), and is expected to incur a substantial portion of the development risk on the Development Properties. The development process entails considerable risks to the developer in advance of a project achieving financial and operational success. These risks, from which the Retirement REIT is substantially insulated pursuant to its strategic relationship with Developmentco, include:

- the requirement to find and purchase attractive development sites;
- development approvals;
- exposure to real estate market cycles;
- land and development carrying costs;

- ability to secure construction financing;
- cost overruns exceeding development budgets;
- marketing and leasing risks;
- labour disputes that affect construction timing and costs; and
- exposure to unpredictable general economic conditions.

By entering into a strategic relationship with Developmentco pursuant to the Development Agreement, the Retirement REIT has mitigated its exposure to these risks and still shares in the financial benefits from the growth in new developments.

Management of the Retirement REIT has confidence that its relationship with Developmentco will result in a substantial pipeline of growth in its portfolio from successful new developments developed by Developmentco. This confidence is supported by the extensive track record of management in successfully completing development projects. For example, over the past 20 years, George Kuhl has overseen more than 15 new Retirement Home developments in markets across Canada.

Pursuant to the Development Agreement, the Retirement REIT has contracted with Developmentco to develop Retirement Homes on a mutually exclusive basis subject only to Developmentco's rights to deal with Development Properties as described below. The Development Agreement has an initial term of five years, and is automatically renewable annually thereafter for further one year terms unless cancelled by either party on six months written notice (except with respect to the Development Properties under development at the time of termination, which continues to be subject to the terms of the Development Agreement). Upon the request of Developmentco, the independent Trustees of the Retirement REIT may agree to terminate the Development Agreement during the initial five year term (with appropriate compensation paid by the Retirement REIT to Developmentco) or to otherwise amend it. Developmentco is initially capitalized with $25 million in net tangible assets (at fair market value), of which at least 50% is held in cash, cash equivalents, Units, Operator Class B Exchangeable Units and/or Nursing REIT Units. The amount and composition of the net tangible assets required to be held by Developmentco may be amended by the independent Trustees from time to time at Developmentco's request.

Construction was commenced on the three Initial Development Properties in June 2001. The Retirement REIT is obliged to provide (through one or more Subsidiaries) mezzanine financing for each of the Initial Development Properties on the terms set out below under "Mezzanine Financing". Subsequent to the end of the second quarter of the 2001 fiscal year, the Retirement REIT advanced $3.0 million in mezzanine financing to Developmentco on such terms. The Retirement REIT has the option to purchase the Initial Development Properties as set out below under the heading "Purchase of Development Properties".

The Retirement REIT has the option to provide mezzanine financing on the Other Development Properties. If the Retirement REIT provides mezzanine financing to Developmentco in respect of an Other Development Property, then the Retirement REIT will have the option to purchase that Other Development Property as set out below under the heading "Purchase of Development Properties".

If the Retirement REIT does not exercise its option to provide mezzanine financing in respect of one of the Other Development Properties, then Developmentco may finance that Other Development Property with any third party. If Developmentco does obtain a third party offer to finance, then Developmentco may provide the Retirement REIT with an opportunity to match the terms contained in that third party offer to finance. If Developmentco does not provide the Retirement REIT with an opportunity to match the third party offer to finance, then the Retirement REIT will have the right of first offer to purchase that Other Development Property

as described below under the heading "Purchase of Development Properties". If Developmentco does provide the Retirement REIT with an opportunity to match that third party offer to finance and the Retirement REIT rejects such offer to match and provided that the third party offer to finance was not made by a competitor of the Retirement REIT (unless such competitor has been approved by the independent Trustees), then the Retirement REIT will have no further rights with respect to that Other Development Property. If the Retirement REIT does elect to provide the mezzanine financing on the terms of the third party offer to finance, then those terms will prevail over the terms described under "Mezzanine Financing" below. If the third party offer to finance contains a right to purchase that Other Development Property, then the terms of such right to purchase will apply. If the third party offer to finance does not contain a right to purchase that Other Development Property, then the Retirement REIT will have the right of first offer to purchase that Other Development Property as described below under the heading "Purchase of Development Properties".

If Developmentco and the independent Trustees mutually determine not to proceed with the development of any of the Other Development Properties, Developmentco is free to sell the applicable land.

The Retirement REIT has the option to provide mezzanine financing required on any Future Development Properties developed by Developmentco during the term of the Development Agreement. If the Retirement REIT provides mezzanine financing to Developmentco in respect of one of the Future Development Properties, then the Retirement REIT will have the option to purchase that Future Development Property as set out below.

If the Retirement REIT does not agree to provide mezzanine financing on any Future Development Property and Developmentco develops the property, then Developmentco will have the right to deal with the property, in its discretion, or sell it to a third party, subject to giving the Retirement REIT the right of first offer to purchase that Future Development Property in the same manner as if the Retirement REIT had provided mezzanine financing and not exercised its option to purchase the property as described below under the heading "Purchase of Development Properties".

Mezzanine Financing. Developmentco is required to provide the Retirement REIT with the financial and other information necessary to enable it to make an informed decision on whether to provide mezzanine financing. For each additional Development Property that the Retirement REIT finances, the Retirement REIT has agreed to advance, on and following the acquisition of a Development Property by Developmentco, a loan to Developmentco with full recourse to Developmentco. The term of the loan will be seven years from the date of the last advance. Each loan will be secured by a second mortgage on the applicable Development Property (or provide for a negative pledge) which will be assignable to the Retirement REIT's lenders and be subordinate to construction financing. Construction financing secured by any Development Property that the Retirement REIT has financed will not be cross-collateralized to a Development Property that the Retirement REIT has not financed.

During any period, the rate of interest on a mezzanine loan will be equal to the cash distribution yield (adjusted quarterly) on the Units at the time (but no less than 10% and no more than 14% per annum), which may be paid in cash or accrued at Developmentco's option until the outside stabilization date (the "Outside Stabilization Date") mutually agreed to by Developmentco and the Retirement REIT with respect to a Development Property at the time the mezzanine financing for such property is approved (which date will be based on the Stabilization date projected by Developmentco for its first mortgage lenders) and thereafter current interest shall be paid in cash. For purposes of the previous sentence, the Outside Stabilization Date will be extended by any extension period granted by the first mortgage lender on the maturity of the construction loan. The interest rate with respect to a mezzanine loan for a Development Property will be increased by 2% (but shall be no more than 14% per annum) if (i) the Retirement REIT does not exercise its option to purchase that Development Property within the applicable period (but not if the Retirement REIT fails to fulfil an obligation to purchase such property), as described below (in which case interest shall be payable monthly in cash) or, if earlier, (ii) following the applicable "Outside Stabilization Date" (which shall not, for purposes of this sentence,

be extended by any extension period granted by the first mortgage lender), in each case if the loan remains outstanding.

Mezzanine loans are repayable on the purchase of the Development Property by the Retirement REIT or upon the sale of the Development Property to a third party. The proceeds of a mezzanine loan may be used to pay for any reasonable costs incurred by Developmentco in connection with the acquisition, construction, development, pre-leasing or operation of a Development Property, including, without limitation, reimbursement to Developmentco or its principals for funds invested in the Development Property to the date of the mezzanine loan. If Developmentco is able to secure mezzanine financing from a party who is not a competitor of the Retirement REIT (unless such competitor has been approved by the independent Trustees) on a property on terms which are more advantageous than the mezzanine loan provided by the Retirement REIT, then Developmentco may take such financing and, if the Retirement REIT has advanced a mezzanine loan on the property, repay such mezzanine loan from the proceeds.

Fees and Costs Payable by Developmentco. Until the sale to the Retirement REIT or a third party, of a Development Property that the Retirement REIT has agreed to finance, Developmentco bears all costs incurred in connection with the development program as well as a management fee to the Operator (who will manage and operate each Development Property that the Retirement REIT has agreed to finance and, at the option of Developmentco, each other Development Property, under a management agreement with Developmentco) in cash (or, at Developmentco's option, such fee may be accrued until the property attains break-even cash flow after servicing first mortgage debt) equal to 4% of gross revenues (based on projected stabilized annual revenues excluding inflation) from each Development Property that the Operator manages, payable monthly from its opening date (the first date of occupation by a resident). Any remaining cash flow generated by a Development Property from the date when it attains break-even cash flow after servicing the first mortgage and paying current and accrued interest on any mezzanine financing provided by the Retirement REIT may be retained by Developmentco and used for internal working capital or other requirements or distributed to Developmentco's principals.

Purchase of Development Properties. The Retirement REIT has the option to purchase each Development Property that it has agreed to finance as set out below (except with respect to an Other Development Property in the circumstances where the Retirement REIT has matched a third party offer to finance as noted above). If the "Outside Stabilization Date" occurs before Stabilization, then the option is exercisable for three months following each date. If the "Outside Stabilization Date" occurs after Stabilization, the option is exercisable for three months following Stabilization only. For the purposes of the two immediately preceding sentences, "Outside Stabilization Date" includes any extension period granted by the first mortgage lender on the maturity of its construction loan.

The price (the "Purchase Price") payable under the option to purchase is equal to the greater of (i) carried cost of the land plus all improvements, and (ii) 90% of appraised fair market value of the property on the date of the exercise of the option. The Purchase Price is payable by assumption of existing first mortgage financing, and the balance in cash or Units valued at the then current market price (based on a 30-day average) at the option of the Retirement REIT. As used in this paragraph, the term "carried cost" includes the cost of the land and all construction costs, professional fees, interest (which interest will not exceed the interest that is payable on the first mortgage loan plus the interest that would have been or is payable to the Retirement REIT on any mezzanine loan on the Development Property) and applicable reasonable general and administrative costs during the period to opening and all operating losses after opening, including provision for monthly management fees payable to the Operator.

The Retirement REIT has the obligation, if requested by Developmentco, to purchase a Development Property that the Retirement REIT has financed at the Purchase Price (which, in this case, will not, in any event,

exceed appraised fair market value) if the property has achieved 75% occupancy and the property would be an Accretive Property[3] at the time of purchase.

Should the Retirement REIT not exercise its option to purchase a Development Property that it financed, Developmentco has the right to deal with such property in its discretion, or sell it to a third party, subject to giving the Retirement REIT a 30 day right of first offer to purchase the property (which offer may not be given more than once every 90 days). If the Retirement REIT does not accept such first offer, Developmentco may sell the Development Property to any third person at a price equal to or greater than the right of first offer price. If Developmentco has received an offer to purchase the Development Property that it is prepared to accept at a price which is lower than the right of first offer price, then Developmentco must give the Retirement REIT the right to match the offer. Developmentco may, in its discretion, deliver further offers to sell to the Retirement REIT at any time in which case the provisions of this paragraph will again apply.

The debt on a Development Property may be assumed by the Retirement REIT upon its purchase only to the extent that it will not cause the Retirement REIT to exceed its debt covenants.

Acquisitions

The retirement housing industry is highly fragmented and includes a number of smaller operators, many of whom are inexperienced and have limited resources. Management of the Retirement REIT and the Operator believe that the industry is undergoing a period of consolidation and that acquisition opportunities will continue to emerge as a result of this restructuring.

Further, management believes that there is substantial demand for services in each facet of the senior care and accommodation industry from home healthcare services through retirement housing to long-term care. The Retirement REIT is focusing its expansion efforts primarily in Canada on the retirement housing market segment which it perceives to be under-serviced, and in which it believes there is significant potential for growth and consolidation.

The principals of Vendorco grew the portfolio from the 13 Retirement Homes they acquired in 1994 to 77 Retirement Homes owned or managed today. Management is continuing to pursue growth through the acquisition of Retirement Homes. When a Retirement Home is acquired, management focuses on applying effective "hands-on" management in an effort to achieve improved efficiencies, economies of scale and higher profits for the acquired Retirement Home. The following table demonstrates the average annual increase in property net operating income achieved by Vendorco's management before taking into account the effect of leverage on properties acquired during fiscal years 1997, 1998 and 1999.

---

3 An "Accretive Property" at any time means a Development Property or a Lease-Up Property, with respect to which the projected return on equity would exceed the current estimated cost of capital for the Retirement REIT, at such time, which will be the case if:

(a) the percentage that (i) contribution to pre-interest Distributable Income projected by management of the Retirement REIT to be generated by such Retirement Home for the 12-month period following such date, minus the projected interest expense for such period at market rates on the assumed balance of debt, not to exceed 70% of the acquisition cost of such Retirement Home, represents of (ii) the acquisition cost net of debt defined under (i) of such Retirement Home, is greater than:

(b) the percentage that (i) the Distributable Income per Unit of the Retirement REIT for the 12 month period ending on the date of determination, represents of (ii) the volume weighted average price of the Units on the TSE for the 15 trading days immediately prior to the date of determination.

That is, if $\frac{B - D}{A - C}$ is greater than $\frac{E}{F}$

Where:
- A = Acquisition cost
- B = Contribution to Distributable Income
- C = Assumed debt (capped at 70%)
- D = Interest Expense on assumed debt (at market rates)
- E = Distributable Income per Unit (before acquisition)
- F = Volume weighted average price per Unit

Increases in Property Operating Income

	Number of Retirement Homes acquired	Annualized Property Operating Income during year of acquisition(1) (5)	Property Operating Income for the year ended September 30, 2000(5)	Increase	Average annual increase(2)
Acquisitions during fiscal 1997(3).....	17	$14,178	$16,240	15%	5%
Acquisitions during fiscal 1998........	18	$15,331	$17,920	17%	8%
Acquisitions during fiscal 1999(4).....	13	$11,718	$12,363	6%	6%

Notes:

(1) Property Operating Income is calculated as rental revenue less direct operating expenses, and is before corporate general and administrative expenses are deducted. The income for acquisitions made during the year has been grossed up by dividing by the average number of days that new acquisitions were owned during the year of acquisition and multiplying by the number of days in the fiscal year.

(2) Average annual increase is a simple average of percentage increase in Property Operating Income for the number of fiscal periods owned. There can be no assurance that the rate of annual increase set out in this table will be sustained in the future.

(3) Includes the results of two facilities acquired on the last day of fiscal 1996 which had no Property Operating Income in fiscal 1996.

(4) Includes the results of two facilities acquired within the last two weeks of fiscal 1998 which had nominal Property Operating Income in fiscal 1998.

(5) In thousands.

The Retirement REIT expects that it will have opportunities to acquire properties which will be accretive to the Retirement REIT and will enable the Operator and the Retirement REIT to increase cash flow to Unitholders through improved management. Acquisitions are expected to qualify for CMHC insured financing which will provide a high degree of confidence that the mortgages will be renewed when they fall due, at favourable interest rates.

Drawing on its knowledge of competitive Retirement Homes and with the assistance of selected real estate consultants specializing in the retirement housing industry, management is continually monitoring the retirement housing market throughout Canada seeking appropriate Retirement Homes for purchase. In addition, primarily as a result of current management contacts and reputation in the senior care industry, opportunities often arise to purchase individual Retirement Homes or chains of Retirement Homes which are under-performing for one or more management-related reasons.

A variety of guidelines are used to assess the feasibility of a potential acquisition. These include:

- the ability to acquire the Retirement Home at less than its replacement cost;
- whether the acquisition is accretive to the Retirement REIT;
- whether the location of the Retirement Home has strong demographic and market trends and the Retirement Home's competitive positioning in its local market;
- construction quality, condition and design of the Retirement Home;
- upside potential through the application of the Operator's management approach;
- the ability to expand or reposition the Retirement Home, including the ability to provide a special care unit, such as Alzheimer's and dementia care units;
- synergies with existing operations and the ability to reduce operating costs through improved management and volume purchasing; and

- the ability to appropriately finance the acquisition based on a satisfactory loan to value ratio, interest rate and maturity.

Following the acquisition of a Retirement Home, management will take steps to enhance profitability by:

- investing the funds necessary to improve the physical appearance of the building;
- repositioning the facility in the market place, changing room mixes, maximizing room configurations and enhancing existing products and services;
- effecting improvements in operations through a "hands-on" focus on cost control. This will be achieved through: (i) daily monitoring and reporting; (ii) procuring supply and service contracts across the country; and (iii) effective field-level management of the operation;
- expanding services offered to residents of the Retirement Home, including ancillary services and services rendered through the Home Healthcare Business; and
- increasing occupancy through extensive networking and marketing programs.

Growth from Other Services

Management also anticipates increasing demand for services in the home healthcare sector, growth opportunities from the Nursing REIT Management Agreements and Nursing REIT Advisory Agreement, and potential income through the provision of technology and telecom services.

Home Healthcare

Favourable demographic changes are expected to have a profound impact on the Home Healthcare Business segment of the Retirement REIT. As the population ages, demands for healthcare personnel and support services are anticipated to increase. The Retirement REIT, through RRI, provides these services to the retirement and nursing home industry and to the home healthcare market through both private pay and government funded contracts. The shift away from more expensive hospital based services has further enhanced the growth potential of the Home Healthcare Business. In addition, the Home Healthcare Business benefits from providing a range of services to its growing market as the Retirement REIT experiences growth from its development program and through new acquisitions.

Fees from the Nursing REIT

The Nursing REIT has grown from owning and operating 2,080 beds and total assets of $150 million at its inception in 1997 to owning, operating and/or managing more than 11,500 beds and total assets of $869 million at September 30, 2000. This has resulted in significant increases in management and advisory fees earned by Vendorco from the Nursing REIT. As the Nursing REIT continues its own growth, this should result in steadily increasing fees earned by the Operator.

Technology and Telecom Services

The provision of telecom and technology services is playing an increasing role in real estate. Management believes that an increase in revenues can be derived from the provision of these services and the sharing of revenues. The size of the Retirement REIT's Retirement Home portfolio should enable it to increase revenues by allowing access to cable and telephone providers. As technology becomes more user friendly, enhanced services such as movies-on-demand, video-conferencing (with friends, family and specialized health

professionals) and interactive services can be provided to fulfil the needs of the residents, offer additional amenities and earn additional revenues.

Management of the Retirement REIT and the Operator

In acquiring the Retirement Home Business, the Operator obtained an experienced and capable management team. The senior management team has overall responsibility for managing and operating the Retirement Home Business, the Nursing REIT Management Business and the Home Healthcare Business. The majority of the members of the team have extensive knowledge of, and experience in, the senior care and accommodation industry. The depth and experience of the senior management team enables the Retirement REIT and the Operator to successfully manage their growth plans.

The Operator's management is organized into functional areas responsible for acquisitions and development as well as operations, marketing, finance/accounting, human resources/labour relations, and facilities maintenance and improvements, all of which are described below. Each of these functions is separately organized but interconnected through interdivisional communication and corporate "team" management. The Operator's philosophy emphasizes a "hands-on" approach by the managers of specific Retirement Homes and a commitment to a philosophy of daily attention to detail and the provision of full-time care and service to seniors seven days a week, 24 hours per day.

Operations

Key elements of the operations of the Properties encompass the following:

- ***Hiring of Management Personnel***: The Operator is committed to hiring management personnel for its Retirement Homes who are motivated and independent. These individuals come from either a healthcare background or from the hospitality industry. This hiring practice is consistent with the approach employed by Vendorco and is designed to emphasize the duality of "care/health" and "hospitality" in the services provided by the Operator to its residents.

- ***Staffing***: Each of the Retirement Homes acquired by the Retirement REIT is staffed in the most efficient manner possible in relation to the level of care provided, with emphasis placed on line-staffing at the nursing, dietary and housekeeping levels. Each Retirement Home has a management team responsible for monitoring revenues, engaging and overseeing managers, monthly inspections, staffing budgets, approval of capital and preventive maintenance expenditures, union contract negotiations, review of monthly operating statements and preparation of annual budgets. In total, the Operator, together with RRI, employ or retain the services of more than 7,000 persons, comprising approximately 5,700 employees and approximately 1,300 persons retained pursuant to contractual arrangements.

- ***Reporting***: Retirement Homes submit daily activity reports highlighting any confirmed or expected changes in the number of residents and key operating issues which have arisen.

- ***Purchasing***: As the largest Retirement Home operator in Canada, the Retirement Home Business obtains significant volume incentives for items such as food, chemicals and healthcare products at discounts unavailable to single home owners. This purchasing power provides the Retirement REIT with an advantage over many of its competitors and will be enhanced as the Retirement REIT, through the Operator, continues to expand its operations. Decisions relating to the quantity and timing of particular purchases made under such agreements are determined on a home-by-home basis based on current requirements and are reviewed and controlled by corporate head office.

Marketing

The marketing of the Retirement Homes is a vital part of ensuring that high occupancy rates are maintained and enhanced. Some of the general marketing methods employed by the Operator include the following:

- *Market Positioning*: Services are geared to cater to all segments of the seniors healthcare market. This includes independent seniors requiring only light care to full-care residents. This positioning strategy results in more admission opportunities for each Retirement Home. The marketing of the services and Retirement Homes offered through the Retirement Home Business is generally directed at the families of potential residents.

- *Key Referral Sources*: Management carefully nurtures and develops its key referral sources, maintaining an extensive network of relationships with a variety of healthcare professionals, including discharge planners, social workers, nurses and other healthcare professionals. These efforts include regularly sponsoring educational conferences, seminars and newsletters relating to all aspects of the senior care industry.

- *Pricing*: The rate structure of each of the Retirement Homes acquired by the Retirement REIT is constantly monitored. While the rate structure of competing Retirement Homes is also monitored to ensure that rates are comparative, the principal strategy is to protect the integrity of rate structures once established. Practices such as rental discounting are discouraged and are only allowed on a case-by-case basis in exceptional circumstances. However, special incentive packages, such as trial stays and respite and convalescent rates, are offered. These initiatives enable the offering of services at different price points within and among the Retirement Homes.

- *Mixed Media*: A variety of advertising methods is used to consistently promote services and facilities, including television commercials, radio advertisements, print media, direct mail and other targeted advertising vehicles when appropriate. The concept design and production of all marketing and advertising material is produced by an in-house team of designers, ensuring continuity of image and quality control. Similarly, all corporate and Retirement Home advertising is purchased through an in-house media buying department to take advantage of volume discounts.

- *Aging in Place*: Every effort is made to have residents "age in place" by staying in one Retirement Home. If the care level requirement increases for a resident, extra care is provided through traditional government home care programs, through a private home health provider (such as the Home Healthcare Business), or by moving the resident to a special care unit where extra care is available. In cases of limited finances, alternate accommodation in the facility such as shared private suites or semi-private suites is explored. Residents with less financial resources are helped with compassion, respect and dignity by trained nursing and social work staff who explore options for them.

- *Community Involvement*: Each Retirement Home aims to ensure that residents' families are a welcome and integral part of the residents' care. Retirement Home management is encouraged to hold seminars, open houses, special teas, social gatherings, holiday functions and other events which ensure that the community continues to be an important part of the life of residents. Management has been very active in supporting local and national charities in the communities in which its Retirement Homes are located.

- *Program Development*: A team of hospital relations' specialists with extensive backgrounds in discharge planning focuses on addressing the needs of hospitals. This, combined with extensive

development of hospital partnership programs, has made the Retirement Home Business a leader in innovative program development, in partnership with the public sector.

- *E-Commerce*: The web site for the Retirement Home Business is www.retirementreit.com. With continued growth in information technology and internet use, this web site has become an important marketing vehicle. The web site aids in the generation of referrals and reaches the children of potential residents. Management provides, through the web site, immediate information concerning the Retirement REIT and the Retirement Home Business to consumers. The web site is also used by the investor relations department of the Retirement REIT in issuing annual and quarterly financial statements and press releases of material information about the Retirement REIT and its business.

Finance/Accounting

A senior management team including the Chief Financial Officer of the Retirement REIT establishes and executes equity and debt financing strategies which form the basis of cash management and treasury functions. The members of this team are actively involved in all aspects of corporate finance relating to acquisitions, development and financing. The Operator's accounting department is comprised of chartered accountants, other accounting professionals and general accounting staff who provide timely reporting to management at both the Operator's head office and the Retirement Home level. Budgets are prepared annually by the management of each Retirement Home with input from the Operator's head office. Cash flow is monitored daily, including the daily reporting of accounts receivable collections and outstanding balances, and significant capital expenditures. Detailed Retirement Home financial statements are prepared on a monthly basis with comparisons to prior periods and budgets. Consolidated corporate financial statements are prepared monthly.

Human Resources/Labour Relations

Retirement Home management works closely with head office management to ensure that there are consistent and fair policies and procedures with respect to all levels of staff. Where there are collective agreements in place with unions, regional experts are retained who have extensive experience in labour relations to ensure such agreements are managed in a professional, consistent and stable manner.

Facilities Maintenance and Improvements

Each of the Retirement Homes employs maintenance staff who conduct regular facility inspections and carries out a continuous program of preventive maintenance. This staff is supplemented by specialist service providers who are engaged under service contracts for specific facility equipment maintenance, such as elevators, heating, air conditioning and ventilation. Improvements are made to Retirement Homes on an annual basis in accordance with a capital budget prepared at each Retirement Home and reviewed by head office. Structural and physical plant reviews conducted by engineers and/or architects on all prospective Retirement Home acquisitions highlight any immediate and future capital expenditure requirements. For all acquisitions, provision is made for immediate capital expenditure requirements. Such improvements are normally performed shortly after completion of the acquisition.

During Vendorco's fiscal years ended September 30, 1998, 1999 and 2000, average Property capital expenditures, excluding the Nursing Homes sold to the Nursing REIT and capital expenditures on new acquisitions during the particular years, were approximately 1.5% of Vendorco's resident revenue for the same periods, a level which management of the Retirement REIT attributes to the success of the continuous preventive maintenance program implemented for the Retirement Home Business.

INFORMATION CONCERNING THE RETIREMENT REIT

Declaration of Trust and Description of Units

A complete description of our Declaration of Trust and Units is contained under the section heading "Declaration of Trust and Description of Units" beginning on page 95 and ending on page 98 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

Investment Guidelines and Operating Policies

A complete description of our investment guidelines and operating policies is contained under the section heading "Investment Guidelines and Operating Policies" beginning on page 98 and ending on page 100 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

Distribution Policy

A complete description of our distribution policy is contained under the section heading "Distribution Policy" beginning on page 100 and ending on page 101 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

Risk Factors

A complete description of the risk factors associated with our business is contained under the section heading "Risk Factors" beginning on page 102 and ending on page 107 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table depicts the historical growth and financial performance of the assets acquired by the Retirement REIT and its Subsidiaries on closing of the initial public offering of the Retirement REIT.

Historical Schedule of Income for the Assets Acquired by the Retirement REIT and its Subsidiaries

	For the Years Ended September 30 [2]							
	1996	**1997**	**1998**	**1999**	**2000**	**Compound Annual Growth**	**3 Months Ended Dec. 31, 1999**	**3 Months Ended Dec. 31, 2000**
				(in thousands of dollars)				
Number of Retirement Homes (owned and managed)	17	34	54	65	77[1]	46%	71	77[1]
REVENUE								
Resident Revenue[3]	$61,393	$79,554	$125,058	$167,029	$198,535	-	$47,194	$52,321
Nursing REIT – management and advisory fees[4]	-	1,046	7,073	6,888	7,860	-	1,867	1,884
Nursing REIT – income[5]	-	288	690	690	520	-	168	130
Other income[6]	179	203	254	254	370	-	57	143
	61,572	81,091	133,075	174,861	207,285	35%	49,286	54,478
EXPENSES								
Direct Operating Expenses								
Salary, wages, purchased services and benefits	32,225	37,753	57,429	75,027	88,161	-	20,925	23,220
Direct resident services	3,344	4,637	7,949	11,209	13,418	-	3,280	3,494
Maintenance, marking and administrative	2,239	3,780	6,098	8,383	9,914	-	2,279	2,440
Property taxes and utilities	2,856	5,055	8,259	11,747	13,480	-	3,473	3,741
Total Direct Operating Expenses	40,664	51,225	79,735	106,366	124,973	32%	29,957	32,895
General and Administrative expenses	3,684	4,773	8,754	10,022	13,897	-	3,304	3,662
INCOME FROM OPERATIONS	17,224	25,093	44,586	58,473	68,415	41%	16,025	17,921
Property Interest Expense	7,047	9,918	12,142	18,471	22,960	-	5,350	6,380
Corporate Interest Expense	-	298	8,607	9,972	9,979	-	2,513	2,506
INCOME BEFORE DEPRECIATION AND AMORTIZATION[7]	10,177	14,877	23,837	30,030	35,476	37%	8,162	9,035
NURSING REIT DISTRIBUTION IN EXCESS OF INCOME[5]	-	288	690	690	860	-	177	215
DISTRIBUTABLE INCOME	**$10,177**	**$15,165**	**$24,527**	**$30,720**	**$36,336**	**38%**	**$ 8,339**	**$ 9,250**
PROPERTY OPERATING INCOME[8]	$20,729	$28,329	$45,323	$60,663	$73,562	37%	$17,237	$19,426
PROPERTY OPERATING MARGIN% [9]	*33.8%*	*35.6%*	*36.2%*	*36.3%*	*37.1%*		*36.5%*	*37.1%*

Notes:

(1) Waldorf II is included in this table.

(2) Vendorco's fiscal year end is September 30.

(3) Resident Revenue includes revenue from CHS.

(4) Nursing REIT fees are presented net of directly attributable general and administrative expenses and do not include any allocation of indirect administrative costs.

(5) The Retirement REIT acquired 852,045 units of the Nursing REIT on Closing. The components of Nursing REIT distributions are income and return on capital.

(6) Other Income includes interest income, third party management income and income from the institutional pharmacy business.

(7) Depreciation and Amortization have not been calculated in the Audited Historical Schedule of Income.

(8) Property Operating Income is calculated as Resident Revenue less Total Direct Operating Expenses.

(9) Property Operating Margin % is calculated as the Property Operating Income as a Percentage of Resident Revenues.

The following table provides selected historical consolidated balance sheet data for Vendorco.

VENDORCO
CONSOLIDATED BALANCE SHEETS
As At September 30, 1999 and 2000
and December 31, 1999 and 2000
(in thousands of dollars)

	September 30		December 31	
	2000	1999	2000	1999
			(unaudited)	
Assets				
Current				
Cash	$ 2,201	$ 2,201	$ 2,201	$ 2,201
Accounts receivable and prepaid expense	11,427	10,596	10,264	10,606
Investments	8,552	8,839	8,434	8,755
Notes receivable and other assets	9,157	7,557	9,280	8,085
Capital assets	562,155	487,949	562,668	550,254
	579,864	504,345	580,382	567,094
	$593,492	$517,142	$592,847	$579,901
Liabilities				
Current				
Accounts payable, accrued liabilities and other	$ 22,155	$ 17,832	$ 23,164	$ 20,495
Current portion of long-term debt	65,393	38,888	44,718	31,680
Deferred revenue	820	792	809	801
	88,368	57,512	68,691	52,976
Bonds payable	138,000	138,000	138,000	138,000
Long-term debt	271,887	230,335	295,409	281,413
	498,255	425,847	502,100	472,389
Divisional Equity	95,237	91,295	90,747	107,512
	$593,492	$517,142	$592,847	$579,901

MANAGEMENT'S DISCUSSION AND ANALYSIS

A complete description of management's discussion and analysis of Vendorco's results of operations for the years ended September 30, 1996, 1997, 1998, 1999 and 2000, and for the three months ended December 31, 1999 and 2000, is contained under the section heading "Management's Discussion and Analysis of Results of Operations" beginning on page 82 and ending on page 88 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

MARKET FOR SECURITIES

The Units are listed and posted for trading on the TSE under the symbol "RRR.UN".

TRUSTEES AND KEY MANAGEMENT

General

A complete description of our Trustees and key management is contained under the section heading "Trustees and Key Management" beginning on page 61 and ending on page 68 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form. Also incorporated by reference in this annual information form are paragraphs 2, 3 and 6 under the section heading "History of Vendorco and the Nursing REIT" on page 42 of our final long form prospectus dated March 30, 2001.

The Trustees and key management as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 10,739,136 Units and Class B Exchangeable Units, representing 30.7% of the issued and outstanding Units of the Retirement REIT.

The Audit Committee is comprised of William Davis, John Evans and Ernie Eves. The Corporate Governance and Compensation Committee is comprised of William Davis, George Kuhl and Derek Watchorn. The members of the Distribution Committee are John Evans, Ernie Eves, Barry Reichmann and George Kuhl. The members of the Investment Committee are John Evans, Derek Watchorn and Barry Reichmann.

Conflicts of Interest

Messrs. Paul Reichmann, Barry Reichmann, George Kuhl and Manfred Walt, who are Trustees and/or officers of the Retirement REIT and/or directors and/or officers of GP, are directors and/or shareholders and/or associates of shareholders of Vendorco. Vendorco is the owner of Developmentco which is a party to the Development Agreement. Subsequent to the end of the second quarter of the 2001 Fiscal Year, a Subsidiary of the Retirement REIT entered into a Consulting Agreement with Balanced Care Corporation ("BCC"), a public U.S. assisted living company in which certain shareholders of Vendorco or entities related thereto have a significant interest. Under the terms of the agreement, effective August 16, 2001, BCC will pay approximately U.S. $35,000 per month for consulting services provided.

Messrs. Paul Reichmann, Barry Reichmann, George Kuhl and C. William Dillane, who are Trustees and/or officers of the Retirement REIT and/or directors and/or officers of GP, are trustees and/or officers of the Nursing REIT, which is a party to the Nursing REIT Advisory Agreement and Nursing REIT Management Agreements. Lawrence Koenig, who is a Director and officer of GP, is an associate of a shareholder of Vendorco and President and an employee of Developmentco. Lily Goodman, a Senior Executive Vice President of GP, owns a 10% interest in Classic Care Pharmacy Inc. which obtains approximately 87% of its revenues from residents of Retirement Homes which are owned by the Retirement REIT.

ADDITIONAL INFORMATION

Additional information, including Trustees' and officers' remuneration and indebtedness, principal holders of the Retirement REIT's securities, options to purchase securities, interests of insiders in material transactions and additional financial information, where applicable, is contained in the Retirement REIT's final long form prospectus dated March 30, 2001. The Retirement REIT will provide any person or company, upon request to the Chief Financial Officer of the Retirement REIT at 175 Bloor Street East, 6th Floor, Toronto, Ontario, M4W 3R8, with any of the following documents:

(a) one copy of the annual information form of the Retirement REIT, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(b) one copy of the comparative financial statements of the Retirement REIT for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Retirement REIT subsequent to the financial statements for its most recently completed financial year; and

(c) one copy of the information circular of the Retirement REIT in respect of its most recent annual meeting of Unitholders that involves the election of Trustees or one copy of any annual filing prepared instead of that information circular, as appropriate.

When the securities of the Retirement REIT are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed by the Retirement REIT in respect of a distribution of securities, the foregoing documents, in addition to any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus, will be provided free of charge to any person or company upon request to the Chief Financial Officer. At other times, the Retirement REIT may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Retirement REIT.

G23\GORMANW\2494715.4

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

General

The Retirement REIT is an unincorporated trust created pursuant to the Declaration of Trust and governed by the laws of the Province of Ontario.

Units

The beneficial interests in the Retirement REIT are divided into a single class of Units. The aggregate number of Units which the Retirement REIT may issue is unlimited. Upon the Closing of this Offering, there will be approximately 34.9 million Units outstanding. A further 1,922,000 Units are issuable on the exercise of options granted under the Option Plan (see "Trustees and Key Management — Compensation Arrangements — Unit Option Plan") and no additional Units are issuable on the exercise of the Over-Allotment Option. Units represent a Unitholder's proportionate undivided beneficial interest in the Retirement REIT. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Retirement REIT. Each Unit confers the right to one vote at any meeting of Unitholders and to participate pro rata in any distributions by the Retirement REIT and, in the event of termination of the

Retirement REIT, in the net assets of the Retirement REIT remaining after satisfaction of all liabilities. Units will be issued in registered form, will be fully paid and non-assessable when issued (unless issued on an instalment receipt basis) and are transferable. Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without Unitholder approval. No certificates for fractional Units will be issued and fractional Units will not entitle the holders thereof to vote.

Purchases of Units

The Retirement REIT may from time to time purchase Units in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases may constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. A Unitholder will not have the right at any time to require the Retirement REIT to purchase such Unitholder's Units other than initial Units issued to a partner of Goodmans LLP (see "Prior Sales of Securities").

Take-Over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Units within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the offer either, at the election of each Unitholder, on the terms offered by the offeror or at the fair value of such Unitholder's Units determined in accordance with the procedures set out in the Declaration of Trust.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders must be called and held in various circumstances, including for the election or removal of Trustees, the appointment or removal of the auditors of the Retirement REIT, the approval of amendments to the Declaration of Trust (except as described under "Amendments to Declaration of Trust"), the sale of the assets of the Retirement REIT as an entirety or substantially as an entirety other than as part of an internal reorganization of the assets of the Retirement REIT as approved by the Trustees and the termination of the Retirement REIT. Meetings of Unitholders will be called and held annually for the election of the Trustees and the appointment of the auditors of the Retirement REIT.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting. Unitholders have the right to obtain a list of Unitholders to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act*. Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxyholder need not be a Unitholder.

Issuance of Units

The Retirement REIT may issue new Units from time to time. Unitholders do not have any pre-emptive rights whereby additional Units proposed to be issued are first offered to existing Unitholders. In addition to Units which may be issued pursuant to the Option Plan (see "Unit Option Plan"), new Units may be issued for cash through public offerings, through rights offerings to existing Unitholders (i.e., in which Unitholders receive rights to subscribe for new Units in proportion to their existing holdings of the Units, which rights may be exercised or sold to other investors), through private placements (i.e., offerings to specific investors which are not made generally available to the public or existing Unitholders) or pursuant to the terms of the Distribution Reinvestment Plan (see "Distribution Reinvestment Plan"). The Retirement REIT may also issue new Units as consideration for the acquisition of new properties or assets by it or its Subsidiaries. The price or the value of the consideration for which Units may be issued will be determined by the Trustees, generally in consultation with investment dealers or brokers who may act as underwriters in connection with offerings of Units.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49% of the Units and the Trustees shall inform the transfer agent and registrar of this restriction. The transfer agent and registrar may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the transfer agent and registrar becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent and registrar may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the transfer agent and registrar determines that more than 49% of the Units are held by non-residents, the transfer agent and registrar may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such manner as the transfer agent and registrar may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent and registrar with satisfactory evidence that they are not non-residents within such period, the transfer agent and registrar may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificate representing such Units. The Retirement REIT may direct the transfer agent and registrar to do any of the foregoing.

Information and Reports

The Retirement REIT will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each annual and special meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) information similar to that required to be provided to shareholders of a public corporation governed by the *Canada Business Corporations Act*.

Amendments to Declaration of Trust

The Declaration of Trust may be amended or altered from time to time. Certain amendments (including termination of the Retirement REIT) require approval by at least two-thirds of the votes cast at a meeting of the Unitholders called for such purpose. Other amendments to the Declaration of Trust require approval by a majority of the votes cast at a meeting of the Unitholders called for such purpose.

The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Retirement REIT, its status as a "mutual fund trust" and a "registered investment" under the Tax Act or the distribution of Units;
- which, in the opinion of the Trustees, provide additional protection for the Unitholders;
- to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of Trustees, necessary or desirable and not prejudicial to the Unitholders;
- which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies between the disclosure in the Prospectus and the Declaration of Trust;
- of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders;

- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation or other laws; and
- for any purpose which, in the opinion of the Trustees are not prejudicial to Unitholders and are necessary or desirable (which, for greater certainty, exclude amendments in respect of which a Unitholder vote is specifically otherwise required).

Term of the Retirement REIT and Sale of Substantially All Assets

The Retirement REIT has been established for an indefinite term. Pursuant to the Declaration of Trust, termination of the Retirement REIT or the sale or transfer of the assets of the Retirement REIT as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Retirement REIT as approved by the Trustees) requires approval by at least two-thirds of the votes cast at a meeting of the Unitholders.

INVESTMENT GUIDELINES AND OPERATING POLICIES

Investment Guidelines

The Declaration of Trust provides for certain guidelines on investments which may be made by the Retirement REIT. The assets of the Retirement REIT may be invested subject to the following guidelines:

(a) the Retirement REIT's activities shall be limited to the ownership and acquisition of Retirement Homes and in persons or limited partnerships which conduct the business carried on from such Retirement Homes or which provide services to the Nursing REIT and/or other parties and all activities relating or ancillary thereto, and such other investments and activities in the health care field (including investing in units of the Nursing REIT) as are consistent with the other investment guidelines of the Retirement REIT and approved by a majority of the Trustees from time to time;

(b) notwithstanding any other provision of the Declaration of Trust, neither the Retirement REIT nor any of its Subsidiaries shall make any investment, take any action or omit to take any action where such investment, action or omission would result in Units not being units of a "mutual fund trust" within the meaning of the Tax Act, that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans, that would result in the Retirement REIT being liable under the Tax Act to pay tax as a result of holdings by the Retirement REIT of foreign property as defined in the Tax Act, that would result in Units being foreign property for the purpose of the Tax Act or that would result in the Retirement REIT paying a tax under the registered investment provisions of the Tax Act for exceeding certain investment limits. Without limiting the foregoing neither the Retirement REIT nor any of its Subsidiaries shall make any investment that would result in the aggregate cost amount of foreign property held by the Retirement REIT exceeding such percentage of the aggregate cost amount of the Retirement REIT's property as would give rise to any penalty tax under the Tax Act;

(c) the Retirement REIT may invest, directly or indirectly, in persons or limited partnerships which focus their activities on the ownership, operation and/or management of Retirement Homes and/or Nursing Homes, on construction management for the development of Retirement Homes, on the provision of home healthcare services and on other healthcare related services, provided such investments are otherwise consistent with the investment guidelines of the Retirement REIT;

(d) except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a Province of Canada, short-term government debt securities, or in money market instruments of, or guaranteed by, a Schedule I Canadian chartered bank, in each case maturing prior to one year from the date of purchase of such securities by the Retirement REIT, the Retirement REIT shall not hold securities other than securities of any person or limited partnership referred to in paragraph (c) or of a joint venture entity or of an entity wholly-owned by the Retirement REIT;

(e) the Retirement REIT shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(f) the Retirement REIT may make mezzanine loans to Developmentco pursuant to the Development Agreement or invest in mortgages and mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) where:

(A) in the case of an investment in a mortgage or a mortgage bond, the mortgage or mortgage bond is issued by a Subsidiary; or

(B) in the case of an investment in a mortgage or a mortgage bond,

(i) the real property which is security therefor is a property which otherwise meets the investment guidelines of the Retirement REIT adopted by the Trustees from time to time in accordance with the Declaration of Trust and the restrictions set out therein;

(ii) the amount of the mortgage or mortgage bond is not in excess of 80% of the value of the property securing the mortgage;

(iii) the mortgage or mortgage bond is a first mortgage registered on title to the real property which is security therefor; and

(iv) the aggregate value of the investments of the Retirement REIT in mortgages and mortgage bonds and mezzanine loans referred to under clauses (C) and (D) and this clause (B) of this paragraph (f), after giving effect to the proposed investment, will not exceed 15% of Gross Book Value; or

(C) in the case of an investment in a mortgage or a mortgage bond, if the sole intention is to use the acquisition of the mortgages or mortgage bonds as a method of acquiring control of a property or a portfolio of properties and such property or properties would otherwise meet the investment guidelines of the Retirement REIT and provided the aggregate value of the investments of the Retirement REIT in mortgages and mortgage bonds (including the mortgages and mortgage bonds and mezzanine loans referred to under clauses (B) and (D) and this clause (C) of this paragraph (f)), after giving effect to the proposed investment, will not exceed 15% of Gross Book Value; or

(D) in the case of mezzanine loans, such loans, together with the investments referred to in clauses (B) and (C) of this paragraph (f), do not exceed 15% of Gross Book Value.

Operating Policies

The Declaration of Trust provides that the operations and affairs of the Retirement REIT shall be conducted in accordance with the following policies:

(a) the Retirement REIT shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term "hedging" shall have the meaning ascribed thereto by National Instrument 81-102 adopted by the Canadian Securities Administrators, as amended from time to time;

(b) (i) any written instrument creating an obligation which is or includes the granting by the Retirement REIT of a mortgage, and

(ii) to the extent the Trustees or officers of the Retirement REIT determine it to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any written instrument which is, in the judgment of the Trustees or officers of the Retirement REIT, a material obligation,

shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier or agent of the Retirement REIT, but that only property of the Retirement REIT or a specific portion thereof shall be bound, provided that the Retirement REIT shall not be required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Retirement REIT upon the acquisition of real property;

(c) title to each real property shall be held by and registered in the name of the Retirement REIT, the Trustees, in the name of a corporation or other entity wholly-owned by the Retirement REIT or jointly by the Retirement REIT with joint venturers or a corporation which is a nominee of the Retirement REIT which holds registered title to such real property pursuant to a nominee agreement with the Retirement REIT;

(d) neither the Retirement REIT nor any of its consolidated Subsidiaries shall incur or assume any indebtedness for borrowed money (which term by definition in the Declaration of Trust excludes indebtedness under any debt instrument convertible into Units) if, after giving effect to the incurring or assumption of the indebtedness, the total such indebtedness of the Retirement REIT and its consolidated Subsidiaries would be more than 70% of the Gross Book Value. This limit includes a maximum of 60% with respect to long term financing and a maximum of 10% with respect to other indebtedness, which other indebtedness, for greater certainty, shall not include the current portion of any long term financing or indebtedness;

(e) the Retirement REIT shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the Retirement REIT and the accidental loss of value of the assets of the Retirement REIT from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties; and

(f) following the Property Closing, the Retirement REIT shall obtain a Phase I environmental audit of each real property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be obtained, the Retirement REIT shall obtain a Phase II environmental audit, in each case by an independent and experienced environmental consultant and, as a condition to any acquisition, such audit shall be satisfactory to the Trustees.

Any references in the foregoing investment guidelines and operating policies to investment in real property includes an investment in a joint venture.

Amendments to Investment Guidelines and Operating Policies

Pursuant to the Declaration of Trust, all of the investment guidelines set out under the heading "Investment Guidelines and Operating Policies — Investment Guidelines" and all of the operating policies set out under the heading "Investment Guidelines and Operating Policies — Operating Policies" may be amended only with the approval of two-thirds of the votes cast by Unitholders of the Retirement REIT at a meeting of Unitholders called for such purpose except for amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders.

DISTRIBUTION POLICY

The following outlines the distribution policy of the Retirement REIT as contained in the Declaration of Trust. The distribution policy may be amended only with the approval of a majority of the votes cast at a meeting of Unitholders.

General

It is the current intention of the Retirement REIT to distribute 85% of its Distributable Income. While this payout ratio may be lower than that of other Canadian residential real estate investment trusts, it is at the level that the majority of Canadian residential real estate investment trusts have stated they desire to achieve within the next two years. Canadian residential real estate investment trusts are currently trying to reduce their payout ratios to retain funds for internal funding needs and growth. This trend is reflected in the more mature U.S. real estate investment trust market where on average, across a breadth of industry sectors, payout ratios are in the range of 70% and in the multi-family residential sector are currently on average in the range of 80%. Management believes that a payout ratio of 85% should allow the Retirement REIT to meet its internal funding needs, while achieving stable growth in distributions for its Unitholders, although, pursuant to the Declaration of Trust, the Retirement REIT is only required to make distributions to Unitholders of its taxable income.

The Retirement REIT will be required to distribute additional amounts on December 31 of each year if the Retirement REIT would otherwise have a liability to pay income tax in respect of that year. Distributable Income is not required to include gains or losses on the sale of capital assets. In their discretion, the Trustees may distribute net realized capital gains and net recapture income of the Retirement REIT for the year.

Distributions shall be made in cash, subject to an election by Unitholders to utilize the Distribution Reinvestment Plan. See "Distribution Reinvestment Plan." Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. Distributions will be made to Unitholders of record as at the close of business on the last Business Day of the calendar month for the relevant distribution. The distribution for any month will occur on or about the 15th day of the following month, other than the year end distribution which will occur on December 31 of the relevant year.

Computation of Distributable Income for Distributions Purposes

Distributable Income means net income of the Retirement REIT and its Subsidiaries determined in accordance with GAAP, subject to certain adjustments as set out in the Declaration of Trust, including adding back depreciation, amortization of licenses and goodwill and excluding any gains or losses on the disposition of any asset. Distributable Income includes all distributable income received from the Nursing REIT on the Nursing REIT Units held by the Retirement REIT, whether such distributions constitute income, return of capital, depreciation or amortization. Distributable Income so calculated may reflect any other adjustments determined by the Trustees in their discretion and may be estimated whenever the actual amount has not been fully determined. Such estimates will be adjusted as of the subsequent Distribution Date when the amount of Distributable Income has been fully determined.

Tax Deferral on Distributions

The Retirement REIT estimates that of the distributions to be made by the Retirement REIT to Unitholders, 53% in 2001 (after applying the half year rule for capital cost allowance purposes) and at least 70% in 2002 will be tax deferred by reason of the Retirement REIT's ability to claim capital cost allowance and certain other deductions. Such estimate is based on the facts set out in this Prospectus, the financial forecast information, the current provisions of the Tax Act, the Regulations, certain administrative practices of CCRA and the specific proposals to amend the Tax Act and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. The adjusted cost base of Units held by a Unitholder will generally be reduced by the non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of capital gains). A Unitholder will realize a capital gain to the extent that the adjusted cost base of the Unitholder's Units would otherwise be a negative amount. See "Canadian Federal Income Tax Considerations".

RISK FACTORS

There are certain risks inherent in an investment in the Units and in the activities of the Retirement REIT and its Subsidiaries, including the following, which investors should carefully consider before investing in Units.

Business Risks

The Retirement REIT and its Subsidiaries will be subject to general business risks and to risks inherent in the senior care and accommodation industry and in the ownership of real property. These risks include fluctuations in occupancy rates, the inability to achieve economic residency fees (including anticipated increases in such fees), rent control regulations, possible future changes in labour relations, increases in labour costs and other operating costs, competition from or the oversupply of other similar properties, changes in neighbourhood or location conditions and general economic conditions, the imposition of increased taxes or new taxes, changes in interest rates and changes in the availability and cost of money for long-term financing which may render refinancing of the Property Mortgages and the Bonds difficult or unattractive. Moreover, there is no assurance that the occupancy rates achieved to date at the Properties and expected in the future will continue or be achieved in the future.

Real Property Ownership and Lack of Diversity

Real property equity investments are relatively illiquid. This illiquidity will tend to limit the ability of the Retirement REIT to respond to changing economic or investment conditions. By specializing in a segment of the real estate industry, the Retirement REIT is exposed to adverse effects on the industry and does not benefit from a diversification of its portfolio by type of property.

Unitholder Liability

Recourse for any liability of the Retirement REIT is intended to be limited to the assets of the Retirement REIT. The Declaration of Trust provides that no Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier (an "annuitant") will be held to have any personal liability as such, and that no resort shall be had to the private property of any Unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Retirement REIT or of the Trustees.

Because of uncertainties in the law relating to investment trusts, there is a risk (which is considered by counsel to be remote in the circumstances) that a Unitholder or annuitant could be held personally liable for obligations of the Retirement REIT (to the extent that claims are not satisfied by the Retirement REIT) in respect of contracts which the Retirement REIT enters into and for certain liabilities arising other than out of contract including claims in tort, claims for taxes and possibly certain other statutory liabilities. The Trustees intend to cause the Retirement REIT's operations to be conducted in such a way as to minimize any such risk, including by obtaining appropriate insurance and, where feasible, attempting to have every material written contract or commitment of the Retirement REIT contain an express disavowal of liability against the Unitholders (which in the opinion of counsel will be effective).

If the Retirement REIT takes over direct or indirect management of the Operator, the Retirement REIT, as a limited partner of the Operator, may lose its limited liability. The Retirement REIT may also lose its limited liability as a result of false statements in documents filed under, or other non-compliance with, legislation governing limited partnerships in force in jurisdictions where the Operator carries on business. In addition, in certain jurisdictions, there is a risk of non-recognition of the protection of limited liability with respect to creditors of the Operator whose claims derive from liabilities incurred in such jurisdiction. GP will endeavour at all times to cause the operations of the Operator to be conducted so as to minimize any risk of loss of limited liability. To the extent GP fails to fulfil such obligation or if the Operator carries on operations in a jurisdiction which does not recognize limited liability for limited partners, the Retirement REIT may lose the protection of limited liability. Loss of such protection would cause the Retirement REIT to cease to qualify as a mutual fund trust for taxation purposes, which may result in adverse tax consequences to the Retirement REIT and its Unitholders.

Geographic Concentration

A substantial portion of the business and operations of the Retirement REIT will on Closing be conducted in Ontario, where 56 of the 74 income producing Properties are located representing 75.7% of all Properties owned. The market value of these Properties and the income generated from them could be negatively affected by changes in local and regional economic conditions.

Continued Growth

While Vendorco has historically grown the portfolio of Properties through acquisitions and development, there is a risk that the Retirement REIT may not be able to maintain the pace of growth established by Vendorco. This may be due to the Properties being owned in a different structure (i.e. a REIT compared with a corporation) and possibly a different economic environment. The Retirement REIT expects that it will have opportunities to acquire properties which will be accretive to cash flow and enable the Retirement REIT to increase cash flow to Unitholders through improved management, but there can be no assurance that this will be the case.

Competition

Numerous other developers, managers and owners of Retirement Homes will compete with the Retirement REIT in seeking residents. The existence of competing developers, managers and owners and competition for the Retirement REIT's residents could have an adverse effect on the Retirement REIT's ability to find residents for its Retirement Homes and on the rents charged, and could adversely affect the Retirement REIT's revenues and, consequently, its ability to meet its debt obligations. The supply of Nursing Home beds in the regions in which the Retirement REIT owns Retirement Homes may have an impact on the demand for suites in Retirement Homes. The Province of Ontario has recently announced an initiative to add 20,000 new Nursing Home beds by the end of 2004. The increase in supply of Nursing Home beds as a result of this initiative may result in lower demand for suites in the Retirement REIT's Retirement Homes in this region.

Debt Financing

The Retirement REIT will have outstanding indebtedness upon Closing of approximately $482 million, comprised primarily of the Property Mortgages and the Bonds. The Retirement REIT intends to finance its growth strategy, including acquisitions and developments, through a combination of its cash reserves and liquidity resources, including its cash flow from operations, additional indebtedness and public or private sales of equity or debt securities. Although the Retirement REIT believes it is unlikely, it may not be able to renegotiate the terms of repayment of this debt at favourable rates.

A portion of the Retirement REIT's cash flow will be devoted to servicing its debt, and there can be no assurance that the Retirement REIT will continue to generate sufficient cash flow from operations to meet required interest and principal payments. If the Retirement REIT were unable to meet interest or principal payments, it could be required to seek renegotiation of such payments or obtain additional equity, debt or other financing. The Retirement REIT is also subject to the risk that any of its existing indebtedness may not be able to be refinanced upon maturity or that the terms of such refinancing may not be as favourable as the terms of its existing indebtedness.

Dependence on the Operator

Because all of the Canadian Properties, other than Waldorf II, will be leased to the Operator, the Retirement REIT will be exposed to any adverse effects on the business and affairs of the Operator, its management and financial strength, and its ability to operate its business profitability. In addition, in order to maintain its status as a "mutual fund trust" under the Tax Act, the Retirement REIT cannot carry on most active businesses (including the Retirement Home Business) and is limited in the types of investments it may make. The Declaration of Trust contains restrictions to this effect. Accordingly, in the event that the Retirement REIT elects to terminate the Leases pursuant to their terms it will not be permitted to operate the Canadian Properties and must enter into leases of the Canadian Properties with another qualified operator. There can be no assurance that in such event the new lease terms will be as favourable to the Retirement REIT as those under the Leases.

Government Regulation

Healthcare in general is an area subject to extensive regulation and frequent regulatory change. In Canada a number of provinces are promoting regionally managed and regulated healthcare systems. The Provinces of Alberta, British Columbia and Manitoba have led this trend. These changes favour larger operators having the resources to provide more cost-effective management services and well-developed staff training programs on a regional basis; however, there can be no assurance that future regulatory changes will not adversely affect the Retirement REIT.

Investment Eligibility

The Retirement REIT will endeavour to ensure that the Units continue to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time. See "Eligibility for Investment" and "Canadian Federal Income Tax Considerations."

The current provisions of the Tax Act and a proposed amendment thereto permit the businesses of the Operator to be carried on by a partnership (namely, the Operator) and permit the Retirement REIT to be a limited partner thereof without disqualifying the Retirement REIT as a "mutual fund trust" for purposes of the Tax Act. If there were adverse changes to such provisions, there is a possibility that the investment of the Retirement REIT in the Operator would not be "grandfathered", thereby potentially giving rise to the penalties referred to above becoming payable by plans or funds referred to above, to the Units becoming foreign property for purposes of Part XI of the Tax Act and to special taxes becoming payable by the Retirement REIT. Furthermore, it is possible that if (as is much more likely), some type of grandfathering relief would accompany any such changes, their effect nonetheless might be to require the businesses of the Operator or the Operator Class A Units to be transferred to one or more wholly-owned Subsidiaries of the Retirement REIT. If such a transfer occurred, any profits of the Operator from its business (after deduction for interest on the Purchase Bond and rents) would become subject to corporate income tax, thereby potentially reducing Distributable Income, and any losses of the Operator would not reduce taxable income of the Retirement REIT. However, it is not expected that such a transfer would have a materially adverse effect on Distributable Income.

Tax Deferred Portion of Distributions

The extent to which distributions will be tax deferred in the future will depend in part on the extent to which the Retirement REIT can "shelter" its taxable income by claiming capital cost allowance and certain other deductions and on the extent to which such shelter is recaptured on any sale of Retirement Homes.

Availability of Cash Flow

Distributable Income may exceed actual cash available to the Retirement REIT from time to time because of items such as principal repayments, capital expenditures, advisory fees received from the Nursing REIT in units and non-operating expenditures. The Retirement REIT may be required to use part of its debt capacity or to reduce distributions in order to accommodate such items. The Retirement REIT anticipates temporarily funding such items through surplus cash generated through working capital and a line of credit.

Environmental Liabilities

Environmental and ecological legislation and policies have become increasingly important in recent years. Under various laws, the Retirement REIT could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against the owner by private plaintiffs. Notwithstanding the above, management is not aware of any material non-compliance, liability or other claim in connection with any of the Properties, nor is management aware of any environmental condition with respect to any of the Properties that it believes would involve material expenditure by the Retirement REIT. It will be the Retirement REIT's operating policy to obtain a Phase I environmental assessment, conducted by an independent and experienced environmental consultant, prior to acquiring a property and to obtain Phase II environmental assessments where recommended in the Phase I environmental assessment. Phase I environmental assessments, and any recommended Phase II environmental assessments, have been performed in respect of each of the Properties.

Liability and Insurance

The Retirement REIT's businesses, which are carried on by its Subsidiaries, entail an inherent risk of liability. The Retirement REIT expects that from time to time it and/or its Subsidiaries may be subject to such lawsuits as a result of the nature of its business. The Retirement REIT currently maintains professional, business and property insurance policies in amounts and with such coverage and deductibles as deemed appropriate, based on the nature and risks of the businesses, historical experience and industry standards. There can be no assurance, however, that claims in excess of the insurance coverage or claims not covered by the insurance coverage will not arise or that the liability coverage will continue to be available on acceptable terms. A successful claim against the Retirement REIT and/or its Subsidiaries not covered by, or in excess of, the Retirement REIT's insurance could have a material adverse effect on the Retirement REIT's business, operating results and financial condition. Claims against the Retirement REIT and/or its Subsidiaries, regardless of their merit or eventual outcome, also may have a material adverse effect on their ability to attract residents or expand their business and will require management to devote time to matters unrelated to the operation of the business.

Personnel Costs

The Retirement REIT, through certain of its Subsidiaries, will compete with other healthcare providers with respect to attracting and retaining qualified personnel. The Retirement REIT will also be dependent upon the available labour pool of employees. A shortage of trained or other personnel may require the Retirement REIT to enhance its wage and benefits package in order to compete. No assurance can be given that labour costs will not increase, or that if they do increase, they can be matched by corresponding increases in rental or management revenue.

Labour Relations

The Retirement REIT, through certain of its Subsidiaries, will employ approximately 5,700 persons, of whom approximately 71% are represented by labour unions. In addition, the Retirement REIT will engage third party contractors to supply the services of non-management staff in 26 Retirement Homes utilizing the services of approximately 1,300 staff. Labour relations with the unions are governed by collective bargaining agreements with 21 union locals of 12 separate unions. Collective agreements with Livingston Lodge, London (Meadowcroft), Windsor and York Mills are scheduled to go to arbitration in 2001. There can be no assurance that the Retirement REIT will not at any time, whether in connection with the renegotiation process or otherwise, experience strikes, labour stoppages or any other type of conflict with unions or employees which could have a material adverse effect on the Retirement REIT's business, operating results and financial condition. However, most Retirement Homes in the Province of Ontario are governed by the *Hospital Labour Disputes Arbitration Act* which prohibits strikes and lockouts in the Retirement Home sector and therefore collective bargaining disputes are more likely to be resolved through compulsory third party arbitration.

Non-unionized Retirement Homes and non-unionized contractors in any Retirement Home may become unionized in the event they are targeted for certification by a trade union. There can be no assurance that the Retirement Homes to be owned by the Retirement REIT that are currently unorganized will not in the future be subject to unionization efforts or that any such efforts will not result in the unionization of a Retirement Home's employees.

Financial Forecast

Actual results for the forecast period will vary from the forecast results and those variations may be material. There is no representation by the Retirement REIT that actual results achieved in the forecast period will be the same, in whole or in part, as those forecasted herein.

Significant Shareholders

The Vendors will hold Operator Class B Exchangeable Units following the Offering. These Units are exchangeable for Units of the Retirement REIT. The Vendors will have customary limited partner approval rights as holders of Operator Class B Exchangeable Units, and the Operator will be required to obtain the consent of the holders of a majority of such Operator Class B Exchangeable Units before voting its Units inconsistently with the vote (or stated position) of a majority of the Vendors' appointees on the board of trustees of the Retirement REIT on the same or similar matter.

Relationship with the Nursing REIT

The Retirement REIT will receive management and advisory fees from the Nursing REIT, as described under the heading "The Acquisitions — Acquisitions by the Operator — The Nursing REIT Management Business". The Retirement REIT will not receive this revenue if the Nursing REIT Management Agreements or the Nursing REIT Advisory Agreement are terminated or not renewed upon their expiry. This revenue is also subject to business risks similar to those described under "Business Risks" above which are applicable to the Nursing REIT as well as to the Retirement REIT.

The Retirement REIT will be subject to a non-competition agreement in favour of the Nursing REIT pursuant to which the Retirement REIT may not own, operate or manage (other than pursuant to the Nursing REIT Management Agreements) any Nursing Homes in Canada. However, the Retirement REIT will be permitted to: (i) acquire Retirement Homes which may contain ancillary Nursing Homes which cannot be separated; and (ii) invest in an entity that does not primarily engage in the Nursing Home business in Canada, provided that any Nursing Home property or business in Canada owned by such entity is offered at fair market value to the Nursing REIT within 12 months of the date of acquisition.

Conflicts of Interest

Relatives of certain senior executives of the Retirement REIT and GP will be employees of GP. Reichmann family members and entities beneficially owned by them will have interests in other publicly-traded entities operating in the senior care and accommodation industry and may make additional investments or dispose of investments. The Non-Competition Agreement will address certain of these conflicts of interest. See "Trustees and Key Management — Non-Competition Arrangements".

The Trustees will, from time to time, in their individual capacities deal with parties with whom the Retirement REIT may be dealing, or may be seeking investments similar to those desired by the Retirement REIT or the Nursing REIT. The Declaration of Trust contains conflict of interest provisions requiring the Trustees to disclose material interests in material contracts and transactions and to refrain from voting thereon. See "Trustees and Key Management — Corporate Governance — Relationship of the Board of Trustees and Management". Conflicts will exist due to the fact that certain trustees, directors and/or senior officers of the Retirement REIT and/or GP will be shareholders, associates of shareholders and/or directors of Vendorco (see "Interest of Management and Others in Material Transactions").

Vendorco and related parties will hold, in aggregate, over six million units in the Nursing REIT (which amount may increase or decrease from time to time) and will be entitled to vote those units freely and, if they see fit, contrary to the manner in which the Nursing REIT Units held by the Retirement REIT are voted, including with respect to the management and advisory agreements with the Nursing REIT and its Subsidiaries.

Dilution

The Retirement REIT may, in its sole discretion, issue additional Units from time to time, and the interests of the holders of Units may be diluted thereby.

Absence of Public Market and Determination of Offering Price

Prior to this Offering, there was no public market for the Units. The Offering Price of the Units offered hereunder was determined by negotiation between the Retirement REIT and the Underwriters. There can be no assurance that an active trading market will develop after this Offering or, if developed, that such a market will be sustained at the price level of this Offering.

A publicly traded real estate investment trust will not necessarily trade at values determined solely by reference to the underlying value of its real estate assets. Accordingly, the Units may trade at a premium or a discount to values implied by the valuations of the assets of the Retirement REIT.

One of the factors that may influence the market price of the Units is the annual yield on the Units. Accordingly, an increase in market interest rates may lead purchasers of Units to demand a higher annual yield which could adversely affect the market price of the Units. In addition, the market price of the Units may be affected by changes in general market conditions, fluctuations in the markets for equity securities and numerous other factors beyond the control of the Retirement REIT.

Acquisition and Expansion

The Retirement REIT's success will depend in large part on identifying suitable acquisition and development opportunities, pursuing such opportunities, consummating acquisitions and acquiring developments, and effectively operating the Retirement Homes. If the Retirement REIT is unable to manage its growth effectively, its business, operating results and financial condition could be adversely affected.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

Overview

The historical financial information of Vendorco presented in the audited Schedule of Income has been prepared in accordance with generally accepted accounting principles. See "Financial Statements — Vendorco Schedule of Income."

The information reflects the reported results of operations of the assets of the Vendors to be acquired by the Retirement REIT, for the years ended September 30, 1996, 1997, 1998, 1999, and 2000, and for the three months ended December 31, 1999 and 2000.

The analysis which follows discusses both combined information and segmented information and provides additional explanations as are required. The segments presented on F-10 and F-11 are based upon provincial and state boundaries, except that a branch of the Home Healthcare Business which is located in Manitoba is combined with the results of operations for the Alberta segment, as it is the only asset located in Manitoba and it is individually immaterial. Property interest represents interest on the mortgage directly secured by the property. The results of 17 facilities were included in the segmented information in 1996, which grew to the inclusion of operating results from 73 facilities (excluding one facility in lease-up and three management contracts) in the fiscal 2000 segmented information.

Following the segmented results are the corporate components which are not directly attributable to a segment. The Nursing REIT Fees represent income earned from the Nursing REIT and consists of management, advisory, acquisition, incentive and financing fees net of directly attributable general and administrative expenses and do not include any allocation of indirect administrative costs (see "The Acquisitions — Acquisitions by the Operator — The Nursing REIT Management Business — Historical Schedule of Fees from the Nursing REIT Management Business"). The corporate interest represents interest paid on $138 million of Bonds that are secured by first and second mortgages on 32 of the properties — $100 million of Bonds were issued at the end of fiscal 1997, and the remaining $38 million of Bonds were issued in 1998. The General and Administrative Expense ("G&A") represents overhead and administrative costs incurred by Vendorco, including G&A incurred under its acquisition and other corporate initiatives.

Retirement Home Business

A summary of the segmented property operating results is as follows:

	1996		1997		1998		1999		2000		Three Months Ended December 31, 1999		Three Months Ended December 31, 2000	
Segment	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %
Québec	<1%	6%	<1%	8%	3%	30%	9%	38%	9%	38%	9%	37%	9%	37%
Ontario	88%	34%	91%	36%	88%	36%	78%	35%	77%	36%	77%	36%	75%	36%
Alberta	11%	36%	8%	37%	9%	41%	8%	41%	7%	40%	6%	39%	9%	42%
Oregon	n/a	n/a	n/a	n/a	n/a	n/a	5%	46%	7%	44%	8%	44%	7%	42%

2000 Compared to 1999

Combined Income before Depreciation and Amortization

Combined Property Operating Income margins improved from 36% in 1999 to 37% in 2000. Property Operating income increased $12.9 million over 1999. Property Operating Income after property interest increased by $8.4 million over 1999, and the total income before depreciation and amortization increased by $5.4 million or 18% over 1999. There were ten acquisitions in fiscal 2000, including three facilities which were developed internally and became operational in the year. Additionally, the remaining 49% minority interest in a Retirement Home was purchased.

Segment Analysis

Quebec Segment

Property Operating Income

Property Operating Income in 2000 increased by $1.1 million or 20% over 1999. There was one new retirement home acquired in 2000 which contributed $1.1 million to the operating results.

Retirement Home Revenue

Retirement Home Revenue in 2000 increased by $3.0 million or 22% over 1999. The retirement home acquired in 2000 contributed $2.7 million of the increase, while the balance of the revenue increase is derived from increases in accommodation rates.

Direct Operating Expenses

Direct operating expenses in 2000 increased by $1.8 million or 20% over 1999, with the acquired retirement home contributing $1.7 million of the increase. Property Operating margins remained consistent at 38% in both 2000 and 1999.

Property Interest

Property Interest in 2000 increased by $0.6 million or 25% over 1999, of which $0.5 million is derived from the facility acquired in fiscal 2000.

Ontario Segment

Property Operating Income

Property Operating Income in 2000 increased by $8.6 million or 18% over 1999. Seven new retirement homes contributed to the operating results, six of which were acquired during the year and one of which was developed internally and became stabilized in fiscal 2000. Additionally, the remaining 49% minority interest in a retirement home was purchased. $4.4 million of the increase in 2000 Property Operating Income over 1999 is a result of the additional contribution to Property Operating Income provided by these acquired retirement homes. A further $2 million of the increase in 2000 over 1999 is a result of the 1999 acquisitions being included in the 2000 results for the entire year. The balance of the increase is attributable to existing operations and improvements in revenues and expenses therein.

Retirement Home Revenue

Retirement Home Revenue in 2000 increased by $19.4 million or 16% over 1999. $11.9 million of the increased 2000 revenue over 1999 is a result of the above-noted acquisitions in 2000. Approximately $4.0 million of the 2000 revenue increase over 1999 relates to the 1999 acquisitions contributing to revenue for the full year in fiscal 2000. The remaining 2000 revenue increase of $3.4 million over 1999 is related to retirement homes existing in the portfolio in both fiscal 1999 and 2000, and is a result of a combination of accommodation rate increases and improved occupancy.

Direct Operating Expenses

Direct operating expenses in 2000 increased by $12.2 million or 14% over 1999. The increase in operating expenses is consistent with the increase in revenue. Property Operating margins improved slightly to 36% in 2000 from 35% in 1999.

Property Interest

Property Interest in 2000 increased by $2.6 million or 18% over 1999. $2.1 million of the increase relates to the newly acquired retirement homes in fiscal 2000.

Alberta Segment

Property Operating Income and Retirement Home Revenue

Property Operating Income in 2000 increased by $0.6 million or 12% over 1999 and Retirement Home Revenue in 2000 increased by $1.2 million or 16% over 1999. One retirement home which was developed internally became operational in June 2000 contributing $0.5 million to the Property Operating Income increase over 1999 and $1.1 million of the revenue increase over 1999 in fiscal 2000.

Direct Operating Expenses

Direct operating expenses in 2000 increased by $0.9 million or 13% over 1999. The developed Retirement Home contributed $0.6 million of the increased expenses in 2000. Property Operating margins remained consistent at 40% in 2000 and 41% in 1999.

Property Interest

Property Interest in 2000 increased by $0.2 million or 33% over 1999, which relates almost entirely to the new Retirement Home in 2000.

Oregon Segment

Property Operating Income in 2000 increased by $2.6 million or 90% over 1999. The properties located in Oregon were all acquired April 1, 1999, and therefore are included for six months only in 1999 whereas fiscal 2000 results include a full year of operations. For the same reason, Retirement Home Revenue and Direct Operating Expenses in 2000 increased by $6.2 million and $3.7 million respectively over 1999. Additionally, a small project of twenty-two cottages was developed and became operational in 2000. Property Operating margins declined nominally from 46% for 1999 to 44% for fiscal 2000, mainly as a result of a permanent reallocation of certain costs from the regional office to the properties.

1999 Compared to 1998

Combined Income before Depreciation and Amortization

Combined Property Operating Income margins remained consistent at 36% in both 1998 and 1999. Property Operating Income increased $15.3 million in 1999 over 1998. Property Operating Income after property interest for 1999 increased by $9.0 million over 1998, and the 1999 total income before depreciation and amortization increased by $6.2 million or 26% over 1998. There were 11 acquisitions in fiscal 1999 — four in Ontario and seven in Oregon.

Segment Analysis

Quebec Segment

Retirement Home Revenue, Direct Operating Expenses and Property Operating Income

Property Operating Income in 1999 increased by $4.4 million over 1998 and Retirement Home Revenue in 1999 increased by $10.9 million over 1998. This is a result of the contribution of a full year's operating results and revenue in 1999 for the five facilities acquired from April through September of 1998. Direct operating expenses in 1999 increased by $6.5 million over 1998. Property Operating margins increased significantly to 38% in 1999 from 30% in 1998. Until part of the way through 1998 the only operating results in the Québec segment were from the Home Healthcare Business which earns lower margins than those earned on retirement homes.

Property Interest

Property Interest in 1999 increased by $2.0 million over 1998 as a result of the full year of ownership of the five facilities acquired in 1998.

Ontario Segment

Property Operating Income

Property Operating Income in 1999 increased by $7.6 million or 19% over 1998. Four retirement homes were acquired in fiscal 1999, which contributed $1.9 million to Property Operating Income. Fourteen retirement homes were acquired throughout fiscal 1998 and a full year's results of their operations are included in fiscal 1999.

Retirement Home Revenue

Retirement Home Revenue in 1999 increased by $23.4 million or 24% over 1998. The four retirement homes acquired in fiscal 1999 contributed $4.8 million of the 1999 increase over 1998, with the remainder of the increase being attributable to the 14 retirement homes acquired in the previous year contributing to revenue for the entire year in 1999, and accommodation increases at existing retirement homes. Effective June 1998 the rent control legislation changed in Ontario to delay annual rent increases from January 1 of each year to each resident's anniversary date. This affected the timing of revenue growth.

Direct Operating Expenses

Direct operating expenses in 1999 increased by $16.1 million or 23% over 1998. $2.9 million of the 1999 increase over 1998 relates to the 1999 acquisitions. Operating expenses were affected by the Ontario wide reassessment of property values, which increased property taxes significantly in some municipalities. Property Operating margins remained consistent at 35% for 1999 compared to 36% for 1998.

Property Interest

Property Interest in 1999 increased by $3.20 million or 29% over 1998. $0.99 million of the increase is a contribution by the four acquisitions in the fiscal year. Additionally, 14 homes acquired in fiscal 1998 contributed one full year of property interest in fiscal 1999.

Alberta Segment

Property Operating Income in 1999 increased by $0.5 million or 13% over 1998, and Retirement Home Revenue in 1999 increased by $0.7 million or 11% over 1998. The majority of the increase is related to a facility which was developed and became operational part-way through 1998 and accordingly has a full year's income and revenue included in the 1999 results. Operating expenses in 1999 increased by $0.8 million or 12% over 1998. Property Operating margins remained consistent in each of 1999 and 1998 at 41%.

Oregon Segment

The Oregon homes were acquired in April 1999 and accordingly there are no comparatives to 1998 results.

1998 Compared to 1997

Combined Income before Depreciation and Amortization

Property Operating margins remained consistent at 36% in both 1998 and 1997, while Property Operating Income increased $17.0 million in 1998 over 1997. After property interest, operating income increased $14.8 million in 1998 or 80% over 1997. There were 20 new facilities contributing to the operating results in 1998, one of which was a developed retirement home in Alberta which became operational during the year.

Segment Analysis

Québec Segment

The first retirement homes in Québec were acquired from April through September 1998, with the acquisition of five retirement homes. Accordingly, Property Operating Income in 1998 increased by $1.1 million

over 1997, retirement home revenue of $2.7 million was earned for the first time in 1998, and operating expenses in 1998 increased by $1.7 million over 1997.

Property Operating margins increased from 8% in 1997 to 30% in 1998 as a result of the acquisition of the retirement homes which have a significantly higher operating margin percentage than the Home Healthcare Business, which was the only operating income earned by this segment in 1997.

Ontario Segment

Property Operating Income

Property Operating Income in 1998 increased by $14.0 million or 54% over 1997. Fourteen retirement homes were acquired in fiscal 1998, which contributed $5.5 million to Property Operating Income. Fifteen retirement homes were acquired throughout fiscal 1997 and a full year's results of their operations are included in fiscal 1998.

Retirement Home Revenue

Retirement Home Revenue in 1998 increased by $38.6 million or 64% over 1997. The 14 retirement homes acquired in fiscal 1998 contributed $17.8 million of that increase, with the remainder of the increase being attributable to the 15 retirement homes acquired in 1997 contributing to revenue for the entire year in 1998, as well as accommodation increases at existing retirement homes.

Direct Operating Expenses

Direct operating expenses in 1998 increased by $24.7 million or 53% over 1997. The increase in operating expenses is consistent with the increase in revenue. Property Operating margins remained consistent at 36% in both 1998 and 1997.

Property Interest

Property Interest in 1998 increased by $2.2 million over 1997 as a result of new properties in the portfolio.

Alberta Segment

During fiscal 1998 an internally developed project became an operational retirement home, contributing to the operating results for the first time. Accordingly, Revenue, Direct Operating Expenses, and Property Operating Income for 1998 increased over 1997 by $3.1 million, $2.2 million and $1.8 million respectively. Property Operating margins improved to 41% from 37% with the addition of another Retirement Home at higher operating margins than the Home Healthcare Business generates.

Property Interest decreased from 1997 to 1998 as the mortgage on the retirement home owned in 1997 was paid off in fiscal 1997.

1997 Compared to 1996

Combined Income before Depreciation and Amortization

Total Property Operating Income in 1997 increased by $7.6 million or 37% over 1996. There were 15 retirement homes acquired in 1997, 12 of which were acquired on July 1, 1997, and accordingly their operating results are included for 1997 for only three months of the fiscal year. In 1996 and 1997 all of the retirement home revenue came from the Ontario segment, with the exception of one Retirement Home located in Alberta.

2001 Interim Operating Income (October 1, 2000 to December 31, 2000) Compared to the Three Months October 1, 1999 to December 31, 1999

During the three months ended December 31, 2000 Property Operating Margins remained consistent with the September 30, 2000 year end results, and the three-month period ended December 31, 1999, at 37%. The

Oregon property operating margin decreased from 44% in fiscal 2000 to 42% for the three month period ending December 31, 2000. This decrease is mainly as a result of a permanent reallocation of certain costs from the Oregon regional office to the properties.

Annualizing the quarterly results for the period from October 1, 2000 to December 31, 2000 indicates an increase in Property Operating Income of 6% as compared to the year ended September 30, 2000. Property Operating Income for this period is not necessarily indicative of full year trends as it does not take into consideration all seasonal adjustments such as utility costs, and additionally, accommodation rates continue to increase throughout the year.

Home Healthcare Business

The Home Healthcare Business revenue is consistent within the Québec segment on a year over year basis. The Ontario segment grew by 19% from 1996 to 1997, remained consistent from 1997 through to 1999, and grew by 12% from 1999 to 2000. The Alberta segment showed a nominal decrease from 1996 to 1997, and an increase of 36% from 1997 to 1998, 17% from 1998 to 1999, and 7% from 1999 to 2000. The Home Healthcare Business relies on numerous annual government contracts for a significant portion of its revenue which causes year over year variances as contracts are acquired, lost and renegotiated. Operating margins in the Home Healthcare Business are typically less than those of the Retirement Home Business.

As demonstrated in the following chart, home healthcare revenues as a percentage of total resident revenues have decreased over the previous five years. While the home healthcare revenues continue to increase year over year, the growth has been exceeded by the significant acquisitions of Retirement Homes made by Vendorco in geographic areas not currently serviced by the Home Healthcare Business. The Home Healthcare Business has, however, remained relatively consistent at approximately 10% of revenues since 1999.

	1996	1997	1998	1999	2000	3 Months Ending Dec. 31/1999	3 Months Ending Dec. 31/2000
Home Healthcare Revenue as a % of Total Resident Revenues	23%	20%	13%	10%	10%	10%	9%

Nursing REIT Fees

The Nursing REIT was established in May 1997. As a result 1997 only represents fees earned for five months. Nursing REIT fees increased by $0.5 million in 1999 over 1998. However, a portion of the management fees earned from the Nursing REIT's operations in the United States, amounting to $0.7 million, was reimbursed, resulting in a net decrease in the Nursing REIT fees of $0.2 million. Acquisition fees vary from year to year depending upon the value of acquisitions made by the Nursing REIT. In fiscal 2000, the Nursing REIT was pursuing an active development strategy rather than an acquisition strategy, which resulted in a decrease in acquisition fees for Vendorco.

Nursing REIT Distributions

Distributions from the Nursing REIT are received monthly and are recorded using the equity method, where income is recorded as the company's *pro rata* share of the Nursing REIT's net income less distributions received. The Nursing REIT was formed in May 1997 and as a result 1997 only represents distributions for five months. From 1998 to the three months ended December 31, 2000 the level of distributions has remained constant and year over year variations have resulted only from changes in the amount recorded as income in Vendorco's financial statements due to equity accounting treatment.

Other Income

Other income in 1996 consisted only of interest on a long term note receivable. Other income increased by 13% in 1997 over 1996 with the addition of two third party management contracts during the year and a further 25% in 1998 with the addition of a third contract. There was no growth or change between 1998 and 1999. In 2000, other income grew by 46% over 1999 mainly due to income from the institutional pharmacy business

acquired during the year. The income from the institutional pharmacy business has contributed to the growth in other income for the three months ended December 31, 2000.

Corporate Interest

The corporate interest on the Bonds increased from nil in 1996 to approximately $10.0 million in fiscal 2000. $100 million of the Bonds were issued September 15, 1997, and 15 days' interest was incurred on these bonds in fiscal 1997. The remaining $38 million of the Bonds were issued during fiscal 1998, resulting in a significantly higher corporate interest expense for 1998 over 1997 and a smaller increase in corporate interest in 1999 over 1998 since a full year's interest is included in 1999 results. The corporate interest is the same in 2000 and 1999, other than a small difference representing interest for one day as 2000 was a leap year.

General and Administrative Expenses

G&A expenses increased in each fiscal year mainly as a result of the significant growth being incurred by Vendorco due to its ambitious acquisition program. G&A expenses as a percentage of Retirement Home and home healthcare revenue ("Resident Revenue") are consistent and stable over the five years and the three months ended December 31, 1999 and 2000.

	1996	1997	1998	1999	2000	3 Months Ending Dec. 31/1999	3 Months Ending Dec. 31/2000
G&A as a % of Resident Revenue . .	6%	6%	7%	6%	7%	7%	7%

TRUSTEES AND KEY MANAGEMENT

Trustees

The Declaration of Trust provides that the Retirement REIT's board of trustees shall consist of a minimum of one and a maximum of nine Trustees. The Retirement REIT initially had two Trustees and an additional three Trustees were appointed in February 2001. Effective March 2, 2001, the number of Trustees of the Retirement REIT was increased to seven, Stephen Pincus, Neil Sheehy and William Gorman resigned, and Paul Reichmann, William Davis, John Evans, Ernie Eves and Derek Watchorn were appointed to the board of trustees of the Retirement REIT. Of the seven trustees, Messrs. Paul Reichmann, George Kuhl and Barry Reichmann are appointees of Vendorco and Messrs. Davis, Evans, Eves and Watchorn are independent Trustees.

Following Closing, Vendorco will have the right to appoint three Trustees so long as Vendorco owns 30% or more of the Units of the Retirement REIT (including securities that are exchangeable into such units) on a fully diluted basis, two Trustees so long as it owns less than 30% but more than 15% of the units of the Retirement REIT (including securities that are exchangeable into such units) on a fully diluted basis, and one Trustee so long as it owns less than 15% but more than 10% of the units of the Retirement REIT (including securities that are exchangeable into such units) on a fully diluted basis and/or the Development Agreement is in effect. These numbers of appointees will be proportionately adjusted to account for any increase or decrease in the number of Trustees of the Retirement REIT. Vendorco will also have the right to vote its Units for the independent Trustees of the Retirement REIT.

The following table sets forth the names, municipality of residence, position held with the Retirement REIT and the current principal occupation of each of the Trustees of the Retirement REIT:

Trustees of the Retirement REIT

Name and Municipality of Residence	Age	Position with the Retirement REIT or GP	Current Principal Occupation
PAUL REICHMANN . . . . Toronto, Ontario	70	Trustee of the Retirement REIT	Executive Chairman of Canary Wharf Group plc
THE HONOURABLE WILLIAM G. DAVIS, P.C., C.C., Q.C. . . . . . Brampton, Ontario	71	Chairman and Trustee of the Retirement REIT	Counsel, Torys
DR. JOHN R. EVANS, C.C. . . . . Toronto, Ontario	71	Trustee of the Retirement REIT	Chairman of the Board of Torstar Corporation, Chairman of the Board of Alcan Aluminium Limited and Vice-Chairman of NPS-Allelix Biopharmaceuticals Inc.
ERNIE EVES, Q.C. . . . . Toronto, Ontario	54	Trustee of the Retirement REIT	Vice Chairman and Senior Advisor of Credit Suisse First Boston Canada Inc. and Chair of the Ontario Olympic Sports and Waterfront Development Agency
GEORGE KUHL . . . . Toronto, Ontario	52	Vice-Chairman and a Trustee of the Retirement REIT and President, Chief Operating Officer and a Director of GP	Vice-Chairman and a Trustee of the Retirement REIT and President and Chief Operating Officer of GP
BARRY REICHMANN . . . Toronto, Ontario	34	President, Chief Executive Officer and a Trustee of the Retirement REIT	President and Chief Executive Officer of the Retirement REIT and President of the Nursing REIT
DEREK J. WATCHORN . . Sunningdale, England	58	Trustee of the Retirement REIT	Executive Director, TrizecHahn Plc

PAUL REICHMANN, TRUSTEE: Mr. Reichmann is a Trustee of the Retirement REIT. He is also the Chairman and Chief Executive Officer of Reichmann International Development Corporation, Reichmann International México, S.A. de C.V. and International Property Corporation, a trustee of the Nursing REIT and the Executive Chairman of Canary Wharf Group plc. Mr. Reichmann has been the Chairman of Vendorco since 1994.

THE HONOURABLE WILLIAM G. DAVIS, P.C., C.C., Q.C., CHAIRMAN AND TRUSTEE: Mr. Davis is the Chairman of the Board of Trustees and a Trustee of the Retirement REIT. Mr. Davis was the Premier of Ontario from 1971 to 1985 and was a member of the Ontario Legislature from 1959 to 1985. Mr. Davis is counsel to Torys and is a member of the Board of Directors of Algoma Steel Inc., First American Financial Corporation, First American Title Insurance Company, Gentra Inc., Home Capital Group Inc., Magellan Aerospace Corporation, Magna

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International Inc., Magna Entertainment Corp., NIKE Canada, Ltd., Power Corporation of Canada and St. Lawrence Cement. Mr. Davis was a Director of Bramalea Limited in the early 1990's when it made certain filings under the insolvency laws of Canada.

JOHN R. EVANS, C.C., TRUSTEE: Dr. Evans is a Trustee of the Retirement REIT. Dr. Evans is the Chairman of the Board of Directors of Alcan Aluminium Limited and Torstar Corporation, as well as the Vice Chairman of NPS-Allelix Biopharmaceuticals Inc. Dr. Evans is also the Chairman of the Canada Foundation for Innovation. Dr. Evans was President of the University of Toronto from 1972 to 1978 and Director of the Population, Health and Nutrition Department of the World Bank from 1979 to 1983. He is past Chairman of the Rockefeller Foundation.

ERNIE EVES, Q.C., TRUSTEE: Mr. Eves is a Trustee of the Retirement REIT. Mr. Eves is Vice Chairman and Senior Advisor of Credit Suisse First Boston Canada Inc. and Chair of the Ontario Olympic Sports and Waterfront Development Agency. Mr. Eves served as the Deputy Premier and Minister of Finance for the Province of Ontario from June 1995 to February 2001. Mr. Eves was first elected to the Ontario legislature in 1981 and was successfully re-elected five times.

GEORGE KUHL, VICE-CHAIRMAN AND TRUSTEE: Mr. Kuhl is the Vice-Chairman of the Board of Trustees and a Trustee of the Retirement REIT. He is also the President, Chief Operating Officer and a Director of GP. Among his responsibilities are overseeing and directing GP's operations. Mr. Kuhl has been the Vice Chairman of Vendorco since 1994. Mr. Kuhl is also a trustee of the Nursing REIT and the President of its operating companies. Mr. Kuhl has been involved in the long-term care industry since 1971 as an owner, developer and manager. In 1994, Mr. Kuhl negotiated the acquisition of Vendorco with equity financing provided by the Reichmann group.

BARRY REICHMANN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND TRUSTEE: Mr. Reichmann is the President, Chief Executive Officer and a Trustee of the Retirement REIT and is responsible for the Retirement REIT's overall strategy and business development. Mr. Reichmann has been the President and a director of Vendorco since 1994. Mr. Reichmann is also the President and a trustee of the Nursing REIT. Mr. Reichmann previously worked for Reichmann International Development Corporation, a family-owned property development and management company.

DEREK WATCHORN, TRUSTEE: Mr. Watchorn is a Trustee of the Retirement REIT. Mr. Watchorn is the Executive Director of TrizecHahn Plc responsible for implementation of project initiatives in Europe. Prior to joining TrizecHahn Plc, Mr. Watchorn was a senior partner of the law firm Davies, Ward & Beck in Toronto.

Key Management of the Retirement REIT and the Operator

Other than Barry Reichmann and Manfred Walt, there are no employees of the Retirement REIT. As part of the purchase of the Retirement Home Business by the Operator Subsidiary and the transfer of that business to the Operator on the wind-up of the Operator Subsidiary, all of the officers and employees employed in the Retirement Home Business will become employees of GP. Pursuant to the terms and conditions of the Limited Partnership Agreement establishing the Operator, the services of such officers and employees will be provided to the Operator by GP and GP is reimbursed by the Operator for the cost to it of providing such services to the limited partnership.

The following table sets forth the names, municipality of residence, position held with the Retirement REIT or GP and the current principal occupation of each of the members of key management of the Retirement REIT and GP:

Key Management of the Retirement REIT and the Operator

Name and Municipality of Residence	Age	Position with the Retirement REIT or GP	Current Principal Occupation
BARRY REICHMANN . . . Toronto, Ontario	34	President, Chief Executive Officer and a Trustee of the Retirement REIT	President and Chief Executive Officer of the Retirement REIT and President of the Nursing REIT

Name and Municipality of Residence	Age	Position with the Retirement REIT or GP	Current Principal Occupation
GEORGE KUHL . . . . Toronto, Ontario	52	Vice-Chairman and a Trustee of the Retirement REIT and President, Chief Operating Officer and a Director of GP	Vice-Chairman of the Retirement REIT and President and Chief Operating Officer of GP
LAWRENCE KOENIG . . . Toronto, Ontario	37	Senior Executive Vice President and a Director of GP	President of Developmentco and Senior Executive Vice President of GP
LILY GOODMAN . . . . . . Toronto, Ontario	46	Senior Executive Vice President of GP	Senior Executive Vice President of GP
MANFRED J. WALT . . . . Thornhill, Ontario	48	Executive Vice President and Chief Financial Officer of the Retirement REIT	Executive Vice President and Chief Financial Officer of the Retirement REIT
C. WILLIAM DILLANE . . Toronto, Ontario	48	Senior Vice President, Nursing Homes, of GP	Chief Operating Officer of the Nursing REIT and Vice President of its operating companies
ROD WILSON . . . . Burlington, Ontario	53	Senior Vice President, Marketing, of GP	Senior Vice President, Marketing, of GP
MICHAEL FRASER . . . . . Oakville, Ontario	40	Vice President, Finance and a Director of GP	Vice President, Finance of GP

Additional information regarding each of the members of senior management of the Retirement REIT and GP not described above is provided below.

LAWRENCE KOENIG, SENIOR EXECUTIVE VICE PRESIDENT AND A DIRECTOR OF GP: Mr. Koenig is Senior Executive Vice President and a Director of GP and President of Developmentco. His responsibilities with GP include business development within Canada. Mr. Koenig served as the Executive Vice President of Vendorco since 1998, prior to which he served in various senior positions within the company. Mr. Koenig is a director of Vendorco and various operating Subsidiaries of Vendorco. Prior to joining Vendorco, Mr. Koenig was involved in the ownership and management of multi-residential real estate through a family-owned company.

LILY GOODMAN, SENIOR EXECUTIVE VICE PRESIDENT OF GP: Mrs. Goodman is the Senior Executive Vice President of GP. Mrs. Goodman has been closely involved with geriatric healthcare since the late 1970's. She joined Vendorco in 1994 after ten years' experience working with George Kuhl and the Meadowcroft group and has held various senior positions with Vendorco. Mrs. Goodman is responsible for overseeing the operations of the Retirement REIT's Retirement Homes division and Central Health Services, the division which provides home health services. Mrs. Goodman is a Director of The Starlight Children's Foundation and is a past Director and Vice President of the Ontario Residential Care Association.

MANFRED J. WALT, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF THE RETIREMENT REIT: Mr. Walt is Executive Vice President and Chief Financial Officer of the Retirement REIT. Mr. Walt joined Vendorco in May 1998 and has been a director since October 1998. He was previously employed for 18 years with the Brascan Corporation and the Edper Group of Companies, a diversified natural resources, energy, merchant banking and real estate group. Mr. Walt is a Chartered Accountant. Mr. Walt is also a director of Oxford Automotive Inc., a private Tier I supplier to the automotive industry and is the Terry Fox Foundation representative on the board of the National Cancer Institute of Canada.

C. WILLIAM DILLANE, SENIOR VICE PRESIDENT, NURSING HOMES, OF GP: Mr. Dillane is Senior Vice President, Nursing Homes, of GP. Mr. Dillane is also the Chief Operating Officer of the Nursing REIT and Vice President of its operating companies. Mr. Dillane has served as a Vice President of Vendorco since 1994. Mr. Dillane has been employed in the health care industry since 1972 and is past President and Chairman of the Board of the Ontario Nursing Home Association.

Rod Wilson, Senior Vice President, Marketing, of GP: Mr. Wilson is Senior Vice President, Marketing, of GP. Mr. Wilson served as the Senior Vice President, Marketing, Corporate and Public Relations of Vendorco since March 1994. Mr. Wilson holds a Masters Degree in social work and had extensive experience in the healthcare and hospital sector prior to joining the Meadowcroft Group in 1990. Mr. Wilson held senior positions in three hospitals for 17 years before entering the long term care business.

Michael Fraser, Vice President, Finance, and Director of GP: Mr. Fraser is Vice President, Finance, and a director of GP. Mr. Fraser has been employed by Vendorco since 1990, occupying various senior positions in the financial management of the Vendorco Group. Prior to 1990, Mr. Fraser occupied various positions with KPMG and the Office of the Provincial Auditor. Mr. Fraser has a Masters of Business Administration degree and is a Chartered Accountant.

Corporate Governance

Mandate of the Board of Trustees

The board of trustees of the Retirement REIT assumes responsibility for: (i) participating in the development of a corporate strategic plan; (ii) identifying and managing business risks; (iii) ensuring the integrity and adequacy of the Retirement REIT's internal controls and management information systems; (iv) defining the roles and responsibilities of management of the Retirement REIT; (v) reviewing and approving the business and investment objectives to be met by management of the Retirement REIT; (vi) assessing the performance of management of the Retirement REIT and the performance of its Subsidiaries; (vii) succession planning; (viii) ensuring effective and adequate communication with the Retirement REIT's Unitholders and other stakeholders as well as the public at large; and (ix) establishing committees of the board of trustees, where required, and defining their mandate. One of the key functions of the board of trustees will be to determine which Development Properties the Retirement REIT should finance or acquire (see "Strategies for Achieving Growth — The Development Program").

Relationship of the Board of Trustees and Management

Following the Closing of this Offering, a majority of the members of the board of trustees of the Retirement REIT will be independent or "unrelated" trustees (as defined in The Toronto Stock Exchange Guidelines on Corporate Governance). The proposed board of trustees will be composed of four independent Trustees and three Trustees appointed by Vendorco.

The board of trustees of the Retirement REIT has in place appropriate structures and procedures to ensure that it can function independently of management, including the appointment of a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities. The chairman of the board of trustees of the Retirement REIT, William G. Davis, is an independent Trustee and the chairman's role and responsibilities will be clearly defined to include managing the affairs of the board of trustees of the Retirement REIT and, together with the Corporate Governance and Compensation Committee, monitoring its effectiveness.

The limits of management's responsibilities are clearly defined by the board of trustees of the Retirement REIT. This is accomplished both by specifically identifying the role and responsibilities of the Chief Executive Officer of the Retirement REIT and specifying that all material decisions relating to the business and operations of the Retirement REIT are to be made by the board of trustees or a committee thereof.

Committees

The board of trustees of the Retirement REIT will establish four committees: the Audit Committee, the Corporate Governance and Compensation Committee, the Distributions Committee and the Investment Committee. A majority of the members of all the committees other than the Distributions Committee will be independent Trustees.

Audit Committee

The Audit Committee's terms of reference will include reviewing the Retirement REIT's procedures for internal control with the Retirement REIT's auditors and Chief Financial Officer, as well as: (i) reviewing the engagement of the auditors; (ii) reviewing and recommending to the board of trustees for its approval annual (and quarterly, at the Committee's discretion) financial statements; (iii) assessing the Retirement REIT's financial and accounting personnel; and (iv) reviewing any significant transactions outside the Retirement REIT's ordinary course of business and all pending litigation involving the Retirement REIT.

Corporate Governance and Compensation Committee

In addition to reviewing the Retirement REIT's approach to corporate governance and generally having responsibility for the Retirement REIT's corporate governance, human resources and compensation policies, the Corporate Governance and Compensation Committee will have primary responsibility for: (i) assessing the effectiveness of the board of trustees and each of its committees; (ii) considering questions of management succession; (iii) participating in the recruitment and selection of candidates as Trustees of the Retirement REIT; (iv) considering and approving proposals by the Trustees of the Retirement REIT to engage outside advisers on behalf of the board of trustees as a whole or on behalf of the independent Trustees of the Retirement REIT; (v) administering the Retirement REIT's Option Plan; (vi) assessing the performance of the Chief Executive Officer of the Retirement REIT; (vii) reviewing and approving the compensation of senior management and consultants of the Retirement REIT and its Subsidiaries; and (viii) reviewing and making recommendations to the board concerning the level and nature of the compensation payable to Trustees of the Retirement REIT.

Distributions Committee

The Distributions Committee will comprise four Trustees, two of whom, including one independent Trustee, will approve distributions of the Retirement REIT (other than the final distribution for each calendar year). Two of the members of the Distributions Committee will be independent Trustees.

Investment Committee

The Investment Committee will recommend to the board of trustees of the Retirement REIT whether to approve or reject proposed transactions, including proposed acquisitions and dispositions of properties, borrowings (including the assumption or granting of any mortgage) by the Retirement REIT and the financing and acquisition of Development Properties. The Investment Committee will also be responsible for recommending the adoption of an environmental management program for the Retirement REIT and for supervising the Retirement REIT's compliance with and implementation of the environmental program.

Compensation Arrangements

Employment Agreements

Pursuant to an employment agreement to be entered into between George Kuhl and GP, Mr. Kuhl will be entitled to an annual base salary of $350,000. The bonus arrangement and salary increases will be solely at the discretion of the Corporate Governance and Compensation Committee of the Retirement REIT. The agreement will be renewable after five years. The agreement will provide for a termination payment, in certain circumstances, equal to Mr. Kuhl's then annual base salary multiplied by a factor of three.

Pursuant to an employment agreement to be entered into between Lily Goodman and GP, Mrs. Goodman will be entitled to an annual base salary of $300,000. The bonus arrangement and salary increases will be solely at the discretion of the Corporate Governance and Compensation Committee of the Retirement REIT. The agreement will be renewable after five years. The agreement will provide for a termination payment, in certain circumstances, equal to Mrs. Goodman's then annual base salary multiplied by a factor of three.

Pursuant to an employment agreement to be entered into between Rod Wilson and GP, Mr. Wilson will be entitled to an annual base salary of $275,000. The bonus arrangement and salary increases will be solely at the discretion of the Corporate Governance and Compensation Committee of the Retirement REIT. The

agreement will be renewable after five years. The agreement will provide for a termination payment, in certain circumstances, equal to Mr. Wilson's then annual base salary multiplied by a factor of two and one half.

Compensation of Trustees

Each proposed Trustee, none of whom is a salaried employee of the Retirement REIT or a director of its Subsidiaries, will be paid an annual fee of $15,000 and a fee of $1,000 per meeting of the board of trustees ($500 for a telephone meeting) of the Retirement REIT (or any committee thereof) other than the Distributions Committee, and will be reimbursed for his or her expenses in connection therewith. The Chairman of the board of trustees of the Retirement REIT, in addition to his compensation as a Trustee, will receive an annual fee of $15,000 and will be reimbursed for his expenses incurred in such capacity. The Chairman of each Committee will receive a retainer of $2,000 per annum.

Unit Option Plan

Prior to the completion of the Offering and subject to regulatory approval, the Retirement REIT adopted a unit option plan (the "Option Plan") to provide incentives to the Trustees and the directors, officers, employees and consultants of or retained by the Retirement REIT and/or its Subsidiaries. The maximum number of Units that will be issuable pursuant to the Option Plan will be set at a number of Units equal to 10% of the issued and outstanding Units less the maximum number of Units which may be issued under any other compensation arrangements, subject to certain adjustments in the event of the subdivision, consolidation or reclassification of the Units, the payment of distributions in kind or other equivalent changes to the capital of the Retirement REIT. On Closing, options to acquire approximately 5% of the Units will have been issued. Pursuant to the Option Plan and any other unit compensation arrangements, no more than 5% of the outstanding Units from time to time may be issued to any one insider and such insider's associates within any one year period.

Under the Option Plan, options ("Options") for the purchase of Units may be granted to Trustees and employees, officers, directors and consultants of or retained by the Retirement REIT and its Subsidiaries. In determining the number of Units subject to each Option, consideration will be given to the individual's present and potential contribution to the success of the Retirement REIT.

The terms, conditions and limitations of each Option granted under the Option Plan shall be determined by the Corporate Governance and Compensation Committee, subject to the rules of the TSE and any other applicable regulatory authority. The Corporate Governance and Compensation Committee may, from time to time in their discretion, grant Options to eligible persons at a fixed exercise price (the "Exercise Price"). The Corporate Governance and Compensation Committee also has the authority to grant Options at the Exercise Price. The Exercise Price of an Option shall not be less than the average of the daily average of the high and low board lot trading price of Units on the TSE for the five consecutive trading days immediately preceding the date of grant and Options shall be non-transferable except as set out below.

Unless otherwise determined by the Corporate Governance and Compensation Committee, each Option shall be exercisable for a maximum term of ten years, vest over a five-year period, with the first vesting on the first anniversary of the date of granting the Option, and shall be assignable by the holder thereof ("Participant") to (i) the Participant's spouse, (ii) a trust, at least one of the trustees or the trustee of which is the Participant and the beneficiaries of which are one or more of the Participant and the Participant's spouse and children, or (iii) a corporation controlled by the Participant or the Participant's spouse. Notwithstanding a permitted assignment under the Option Plan, an assigned Option for the purposes of applying the rules of the TSE, shall be deemed to be held by the Participant to whom it was originally granted. Units underlying options that are not exercised prior to expiration or are cancelled, are then available for subsequent option grants.

In the event that an Optionee ceases to be an eligible person under the Option Plan, all vested Options held by such Optionee will be exercisable for a period of 90 days following the date that such Optionee ceases to be an eligible person, after which such Options will terminate. All unvested Options held by any such Optionee will immediately terminate upon the Optionee ceasing to be an eligible person unless the Corporate Governance and Compensation Committee determines otherwise. In the case of the death of an Optionee, the heirs or representatives of the estate of the Optionee may continue to hold the Options.

Pursuant to the Option Plan, a Participant, rather than exercising an in-the-money Option, with the consent of the Retirement REIT, acting reasonably, may elect at any time to surrender his or her vested options for cancellation and receive an amount (the "Growth Amount") equal to the difference between the market price of the Unit underlying the Option and the Exercise Price of the Option, which Growth Amount, less any amounts required to be withheld, will be payable through the issuance by the Retirement REIT to the Participant of a number of Units calculated by dividing the Growth Amount by the market price of the underlying Units. The market price of the Units received shall be equal to (for purposes of calculating the number of such Units to be issued) the average of the daily average of the high and low board lot trading price of Units on the TSE for the five consecutive trading days immediately preceding the election.

It is proposed that, prior to Closing, subject to any required regulatory approval, options in respect of 155,000 Units will be issued to the independent Trustees, options in respect of 1,150,000 Units will be issued to executive officers of the Retirement REIT and GP, and options in respect of 617,000 Units will be issued to employees of GP and Vendorco/Developmentco under the Option Plan, in each case at an exercise price equal to the Offering Price.

Non-Competition Arrangements

General

At or prior to the Property Closing, Messrs. Paul Reichmann, George Kuhl, Barry Reichmann and Lawrence Koenig (the "Restricted Group") will enter into a non-competition agreement with the Retirement REIT which will restrict certain activities by them in the senior care and accommodation industry.

Scope and Term of Restrictions

The Restricted Group, so long as they are trustees, officers and/or employees of the Retirement REIT, the Operator, GP or Developmentco while the Development Agreement is in effect and for two years thereafter, and in any event for two years from Closing, will not compete, directly or indirectly, with the Retirement REIT in the operation and management of Retirement Homes in Canada and (provided the Retirement REIT or any of its Subsidiaries then own, operate or manage Retirement Homes in the State of Oregon) the State of Oregon other than in connection with (i) investments in entities based in the United States to be set out in the Non-Competition Agreement, (ii) Development Properties and Lease-Up Properties until such properties are acquired by the Retirement REIT or sold to third parties, (iii) investments of up to 33% (in aggregate for the Restricted Group) in any one or more entities or groups of related entities, (iv) for each member of the Restricted Group, up to three Retirement Homes in Canada and up to three Retirement Homes in Oregon, and (v) any other exception reasonably approved by the independent Trustees from time to time, having regard to whether the exception would result in the Restricted Group competing with existing Retirement Homes of the Retirement REIT and its Subsidiaries.

In addition, the Vendors will agree pursuant to the Non-Competition Agreement (i) to use all commercially reasonable efforts to dispose of (including by way of lease to a third party or retaining a third party manager) their remaining assets in the United States in an orderly manner over time; and (ii) if and when its remaining property in Thunder Bay, Ontario is converted or redeveloped into a Retirement Home, to provide the Retirement REIT with a right to purchase such property as though it were a Development Property under the Development Agreement. Vendorco will pay a management fee to the Operator for managing these assets until they are sold.

Employment Agreements

Certain officers and employees of the Operator will be required as a condition of their office or employment to enter into a covenant not to compete with the Retirement REIT and its Subsidiaries during the term of their employment and for one year thereafter.

Paul Reichmann is an internationally known financier and developer. He is the Chairman and Chief Executive Officer of Reichmann International Development Corporation, Reichmann International México, S.A. de C.V. and International Property Corporation and a trustee of the Nursing REIT. He was formerly a shareholder, director and executive vice president of Olympia & York Developments Limited which, in 1992, together with certain affiliates, made filings under the insolvency laws of Canada and other jurisdictions. In 1995, Mr. Reichmann led a group of investors which acquired the Canary Wharf Group and he has been the Executive Chairman of Canary Wharf Group plc since its initial public offering in 1999. Canary Wharf Group plc was listed on the London Stock Exchange in April 1999, was admitted to the FTSE 100 in October 2000, and currently has a market capitalization in excess of £3 billion.

Barry Reichmann has been CEO of Vendorco since 1994 and President of the Nursing REIT since its inception. George Kuhl, who has been President of the operating subsidiaries of the Nursing REIT since its inception, is a pioneer in the senior care and accommodation industry and has been a leader in the healthcare field as a developer, owner, operator and manager of Retirement Homes in Canada for 30 years. Lawrence Koenig has been a Vice President of Vendorco since 1994 and an Executive Vice President since 1998, and has been instrumental in Vendorco's development program.

Another U.S. acquisition was made by Ameripark QC Corporation ("Ameripark"), an indirect Subsidiary of Vendorco, of three boarding homes in the State of Washington. The Washington Department of Social and Health Services ("DSHS") alleged that there were deficiencies in resident care at two of these boarding homes, and Ameripark disputed DSHS' allegations. The parties reached a settlement under which Ameripark was permitted to retain ownership of the homes and voluntarily agreed to surrender the licenses of the three homes and to refrain from managing or operating boarding homes and adult family homes in Washington State for 20 years. In order to expedite the settlement, Barry Reichmann and George Kuhl agreed to be bound by similar undertakings and also agreed not to use either of Christian Mason, who manages the Oregon Properties through Sun Management Services Inc., or Lily Goodman, GP's Senior Executive Vice-President, as an employee, manager, consultant or advisor in any boarding home or adult family home in the State of Washington for such period. The settlement also provided for mutual releases between the parties. The three Washington homes have been leased to a third party operator and will not be acquired by the Retirement REIT. Vendorco has agreed to indemnify the Retirement REIT with respect to matters relating to the alleged deficiencies in resident care. Apart from this isolated incident in Washington State, Vendorco and its Subsidiaries have generally enjoyed excellent relations with nursing and retirement industry regulators in the jursidictions in which they have operated.

MATERIAL CHANGE REPORT

Item 1 – Reporting Issuer

Retirement Residences Real Estate Investment Trust (the "Issuer" or "Retirement REIT")
175 Bloor Street East
South Tower, 6th Floor
Toronto, Ontario M4W 3R8

Item 2 – Dates of Material Change

February 19, 2002

Item 3 – Press Release

A press release was issued on February 19, 2002 at Toronto, Ontario and is attached hereto as Schedule "A".

Item 4 – Summary of Material Change

On February 19, 2002, the Issuer and CPL Long Term Care Real Estate Investment Trust ("CPL REIT") entered into a definitive agreement pursuant to which the Issuer will acquire all of the assets and trust units of CPL REIT through a series of transactions.

On March 1, 2002, a notice of meeting and information circular was mailed to all or substantially all Retirement REIT unitholders in connection with the special meeting of Retirement REIT unitholders scheduled to take place on April 8, 2002 and an offer and circular, a trustees' circular and a notice of meeting and information circular were mailed to all or substantially all CPL REIT unitholders in connection with the special meeting of CPL REIT unitholders scheduled to take place on April 8, 2002.

Item 5 – Full Description of Material Change

A. Description of Transaction and Material Terms

The proposed transaction comprises a series of transactions pursuant to which Retirement REIT will acquire 100% of CPL REIT. The principal parts of this transaction are the acquisition and redemption transaction (the "**Acquisition and Redemption Transaction**") and an offer ((the "**Retirement REIT Offer**", and, together with the Acquisition and Redemption Transaction, the "**Transaction**") each of which is described below.

Pursuant to an acquisition agreement between CPL REIT and Retirement REIT dated February 19, 2002 (the "**Acquisition Agreement**"), Retirement REIT has agreed to purchase, and CPL REIT has agreed to sell, all of CPL REIT's property, assets and undertaking (other than all of the rights and benefits of certain non-assignable assets and any other assets specifically excluded from the purchase as contemplated in the Acquisition Agreement), in consideration of the assumption by Retirement REIT of substantially all of CPL REIT's liabilities and obligations, and the issuance by Retirement REIT to CPL REIT of units of Retirement REIT

("**Retirement REIT Units**") on the basis of an exchange ratio of 1.20 Retirement REIT Units for each issued and outstanding unit of CPL REIT (the "**Exchange Ratio**"). All of the issued and outstanding units of CPL REIT ("**CPL REIT Units**") (except for a specified number of CPL REIT Units to be retained by a subsidiary of Retirement REIT upon completion of the transaction) will then be redeemed by CPL REIT in exchange for Retirement REIT Units in accordance with the Exchange Ratio. Except as described below, the effective exchange of CPL REIT Units for Retirement REIT Units will be effected on a tax-deferred "rollover" basis.

The Acquisition and Redemption Transaction is proposed in conjunction with the Retirement REIT Offer made by Retirement REIT to all CPL REIT unitholders. Under the terms of the Retirement REIT Offer, which are included in an offer and circular of Retirement REIT dated February 19, 2002 (the "**Retirement REIT Offering Circular**"), Retirement REIT has offered to purchase up to 14,000,000 of the outstanding CPL REIT Units in exchange for Retirement REIT Units based on the Exchange Ratio. The Retirement REIT Offer is intended to provide those CPL REIT unitholders who wish to have their disposition of CPL REIT Units constitute a taxable disposition (rather than exchanging such units on a tax-deferred "rollover" basis) an opportunity to do so.

Completion of the Transaction is subject to various conditions, including the approval of not less than two-thirds of the votes cast by Retirement REIT unitholders present in person, or represented by proxy, at a special meeting of Retirement REIT unitholders (the "Meeting") scheduled to be held on April 8, 2002.

On March 1, 2002, materials, including a notice of special meeting and information circular, were mailed to Retirement REIT unitholders in connection with the Meeting. In addition, the Retirement REIT Offering Circular, a CPL REIT trustees' circular and a notice of meeting, and information circular were mailed to CPL REIT unitholders in connection with the Transaction and the special meeting of CPL REIT unitholders scheduled to be held also on April 8, 2002.

B. Purpose and Business Reasons for the Transaction and Anticipated Effect on the Issuer's Business and Affairs

The following is a summary of the purpose and business reasons for the Transaction and the anticipated effect on Retirement REIT's business and affairs:

Increase Distributions. The Transaction is significantly accretive for Retirement REIT unitholders. The Transaction enables Retirement REIT to increase its distribution from $1.05 to $1.15 per Retirement REIT Unit per annum, with the intent of maintaining its current payout ratio and increasing the tax deferred portion of its distribution from 70% to approximately 80%.

Greater Financial Flexibility and Liquidity. Upon completion of the Transaction, Retirement REIT will have total assets of approximately $1.9 billion, unitholders' equity of approximately $750 million and long term debt which is approximately 54% of the gross book value of its assets. Based on the current market capitalizations of Retirement REIT and CPL REIT, Retirement REIT will have a market capitalization exceeding $800 million following completion of the Transaction, making it the third largest real estate investment trust in Canada in terms of market capitalization. These factors are expected to give Retirement REIT greater access to financing and capital, improve its acquisition capacity, increase its public float and provide enhanced liquidity for unitholders.

Eliminate Discount on Management Fee Income. Approximately 20% of Retirement REIT's distributable income consists of income generated from the management and advisory agreements with CPL REIT with a limited term. Under the terms of the Transaction, management of CPL REIT would be effectively internalized, thereby replacing the management and advisory fee income with a long-term operating income stream which should be valued at a higher multiple.

Unique Acquisition in Familiar Industry. The Transaction more than doubles Retirement REIT's asset size in a single transaction with a business and in an industry with which it is very familiar. Given management's understanding of CPL REIT and the nursing industry gained through Retirement REIT's management of CPL REIT's operations, a smooth integration of the two operations will be possible without the disruptions commonly associated with many major business acquisitions.

Savings. Management believes that meaningful annual savings will be realized over time due to the combination of the REITs. These include administrative and compliance costs of maintaining two publicly listed reporting issuers, as well as enhanced purchasing synergies and organizational savings to be achieved by eliminating duplicate head office functions.

Diversification. The Transaction will provide Retirement REIT unitholders with increased industry and geographic diversification through a substantial portfolio of properties in each of the nursing and retirement home sectors across Canada and in selected United States markets.

C. Prior Valuations

The following is a summary of all prior valuations of Retirement REIT, its material assets or its securities made in the preceding 24 months:

In April 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide appraisals on 12 properties for mortgage financing purposes. The aggregate value of the properties was determined to be approximately $143.3 million. The appraisals were performed on the individual properties, rather than as a portfolio valuation.

In April 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide appraisals on 7 properties for mortgage financing purposes. The aggregate value of the properties was determined to be approximately US$32.6 million. The appraisals were performed on the individual properties, rather than as a portfolio valuation.

In January 2001, KPMG Corporate Finance Inc. was retained by Retirement REIT to provide an independent valuation of the aggregate fair market value of the assets to be acquired by Retirement REIT in connection with its initial public offering. KPMG Corporate Finance Inc. estimated the aggregate fair market value of those net assets to be between $321 million and $385 million. This valuation supported the price ultimately paid by Retirement REIT for the assets of Central Park Lodges Ltd. ("**Lodges**") in April 2001.

In January 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide an independent valuation of the aggregate fair market value of a portfolio of 32 stabilized retirement home properties that act as collateral for certain corporate bonds and the book value of the debt obligations relating to such portfolio. Deloitte & Touche Corporate Finance Canada Inc. estimated the fair market value of the net assets to be between $135 million and $144 million.

In April 2000, Deloitte & Touche Corporate Finance Canada Inc. and KPMG LLP were retained by Lodges to provide independent valuations of the aggregate fair market value of the assets of Lodges (with several assets excluded from the valuations.) Lodges at the time was involved in the potential creation of an investment fund whose intent was to acquire North American assisted living entities, of which Lodges was to be included. The proposed portfolio of assets to be vended into the fund included 79 retirement facilities, the development projects underway, Lodges' management agreements and advisory agreement with CPL REIT, and Lodges' 2.9 million units of CPL REIT. Deloitte & Touche Corporate Finance Canada Inc. determined a value range of $395 million to $432 million, while KPMG LLP determined values of $328 million to $395 million. The fund was ultimately not created.

D. Agreements with Interested Parties

Retirement REIT and CPL REIT have entered into support agreements, pursuant to which unitholders holding approximately 26% of the outstanding CPL REIT Units and approximately 35% of the outstanding Retirement REIT Units (comprising members of the Reichmann and Kuhl families, Trustees and senior officers of CPL REIT and Retirement REIT, and certain of their respective associates) have agreed to vote in favour of the Transaction.

Item 6 – Confidentiality

Not applicable.

Item 7 – Omitted Information

Not applicable

Item 8 – Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and this report:

Manfred Walt
Executive Vice President and Chief Financial Officer
416.929.5450

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 28th day of February, 2002.

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

"Manfred Walt"

Manfred Walt
Executive Vice President and Chief Financial Officer

SCHEDULE "A"

Retirement Residences Real Estate Investment Trust and CPL Long Term Care Real Estate Investment Trust announce proposed combination of the two REITs
12:59 EST Tuesday, February 19, 2002

/Not for dissemination over United States Newswire Services/

TORONTO, Feb. 19 /CNW/ - Retirement Residences Real Estate Investment Trust ("Retirement REIT" TSE: RRR.UN) and CPL Long Term Care Real Estate Investment Trust ("CPL REIT" TSE: CPL.UN) announced today that they have entered into a definitive agreement to combine the two REITs.

Pursuant to the agreement, Retirement REIT will acquire substantially all of CPL REIT's assets and liabilities and CPL REIT unitholders will receive 1.2 units of Retirement REIT for each CPL REIT unit held.

The Honourable William Davis, Chairman of the Board of Trustees of Retirement REIT, said: "The transaction is significantly accretive for Retirement REIT unitholders. The transaction enables Retirement REIT to increase its distribution from $1.05 to $1.15 per annum, with the intent of maintaining its current payout ratio and improving the tax deferred portion of its distribution from an estimated 70% to approximately 80%. The transaction will more than double Retirement REIT's asset size."

John Crow, Chairman of the Board of Trustees of CPL REIT said: "CPL REIT unitholders will benefit from Retirement REIT's strong balance sheet and financial flexibility, while continuing to receive the same distribution they currently receive. The transaction will also eliminate CPL REIT's external management arrangement."

Barry Reichmann, President of CPL REIT and Retirement REIT, said: "Following completion of the transaction, the combined entity will have a market capitalization exceeding $800 million, making it the third largest real estate investment trust in Canada in terms of market capitalization. The trust also will have total assets of approximately $1.9 billion and will be levered at 55% of Debt to the Gross Book Value of assets. The combination will provide greater financial flexibility and acquisition capacity, an increased public float, and enhanced liquidity for unitholders."

To provide CPL REIT unitholders with the flexibility to elect their optimal tax treatment on the transaction, Unitholders will have the choice to tender their units on a taxable or tax deferred basis.

CPL REIT and Retirement REIT have agreed not to solicit alternative transactions.

In late November 2001, the Boards of Trustees of each REIT appointed a committee of independent trustees to review the terms of the transaction in detail. KPMG Corporate Finance Inc. conducted a valuation of the assets and units of both REITs. Each of CPL REIT's and Retirement REIT's committees received a fairness opinion from its financial advisors, Scotia Capital Inc. and CIBC World Markets Inc., respectively, that the consideration payable under the transaction is fair from a financial point of view. After careful consideration and with the advice of independent legal and financial advisors, each committee concluded and recommended to its Board that the transaction is in the best interests of its respective REIT and unitholders.

The proposed transaction remains subject to various conditions, including regulatory approvals and approvals by the unitholders of each REIT at special meetings to be held on April 8, 2002. Unitholders of CPL REIT and Retirement REIT of record at the close of business on February 21, 2002 will be entitled to vote at these meetings and will receive proxy materials, expected to be mailed shortly thereafter.

The Reichmann and Kuhl families and senior officers of the two REITs, collectively holding 35% of the Retirement REIT units and 26% of the CPL REIT units have agreed to vote in favour of the transaction. Following closing of the transaction, the Reichmann and Kuhl families and affiliates will collectively own approximately 28% of Retirement REIT.

The independent Trustees of CPL REIT and Retirement REIT have also agreed to vote their units in favour of the transaction. The transaction is expected to close on April 30, 2002.

The Boards of Trustees of each REIT strongly recommend that their respective unitholders vote in favour of the transaction at these meetings.

Retirement REIT is Canada's largest provider of residential senior accommodation and related services. It owns and/or operates 80 retirement homes, primarily in Canada, with a resident capacity of 7,600. In addition, Retirement REIT owns 4% of and provides management and advisory services to CPL REIT. It also owns Central Health Services, an in home health care agency. Retirement REIT's units trade on the Toronto Stock Exchange under the symbol RRR.UN.

CPL REIT is the largest owner and operator of long-term care facilities in Canada, with a presence in the U.S. market. It owns and/or operates a total of 73 long term care facilities in Canada with a total resident capacity of 9,500 and 20 facilities in the United States, with a resident capacity of 2,200. CPL REIT's units trade on the Toronto Stock Exchange under the symbol CPL.UN.

This press release is to be read in conjunction with a document entitled "Supplementary Information" which can be found by visiting our websites at www.retirementreit.com or www.cplreit.com. .

A conference call has been arranged for investors and analysts to review the attached release and Supplementary Information with senior management on Tuesday, February 19, 2002 at 4:00 pm. The call can be accessed by dialing 416-641-6654 (reservation 20363897) or at 1-888-774-1632 (reservation 20363897). A taped rebroadcast of the teleconference will be available until Tuesday, February 26, 2002. The number is 1-800-558-5253 (reservation 20363897).

This release contains forward-looking statements relating to Retirement REIT and CPL REIT's operations and the environment in which it operates that are based on Retirement REIT and CPL REIT's expectations, estimates, forecast and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Retirement REIT and CPL REIT undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

For further information: please contact: David Beirnes, Chief Financial Officer of CPL REIT, (416) 929-5450 ext 397 or Manfred Walt, Executive Vice President and Chief Financial Officer of Retirement REIT, (416) 929-5430 ext. 210

RETIREMENT RRR RESIDENCES
REAL ESTATE INVESTMENT TRUST

NOTICE OF
SPECIAL MEETING OF UNITHOLDERS
AND
INFORMATION CIRCULAR

RECOMMENDATION

THE BOARD OF TRUSTEES OF RETIREMENT REIT STRONGLY RECOMMENDS THAT UNITHOLDERS VOTE FOR THE RETIREMENT REIT APPROVAL RESOLUTION.

February 19, 2002

391

Please refer to Table of Contents on back cover.

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

February 19, 2002

Dear Retirement REIT Unitholder:

We are pleased to inform you that Retirement Residences Real Estate Investment Trust ("Retirement REIT") has entered into an agreement with CPL Long Term Care Real Estate Investment Trust ("CPL REIT") pursuant to which, subject to certain conditions, CPL REIT will transfer substantially all of its assets to Retirement REIT in exchange for units of Retirement REIT on the basis of an exchange ratio of 1.20 units of Retirement REIT for each unit of CPL REIT.

Completion of this transaction (the "Transaction") does not require the approval of Retirement REIT unitholders under the Retirement REIT's Declaration of Trust or applicable legislation. Nevertheless, the Board of Trustees of Retirement REIT has determined to hold a meeting of Retirement REIT unitholders at 11:30 a.m. on April 8, 2002 at the Fairmont Royal York Hotel, 100 Front Street West, Tudor Room #8 (the "Meeting") to seek your approval of the Transaction and certain consequential amendments to the Retirement REIT's Declaration of Trust.

The Board of Trustees of Retirement REIT strongly recommends that you vote in favour of the Transaction.

Voting Alternatives

You may vote either in person at the Meeting or by proxy:

- **Voting in person:** In order to vote in person, if you are a **registered holder** of units of Retirement REIT, you can simply attend the Meeting. If you are **not the registered holder** of your units you may indicate on the voting instruction form that you wish to vote in person and return it in accordance with the instructions on the form, so as to arrive not later than 11:00 a.m. on April 5, 2002.
- **Voting by proxy:** If you cannot attend the Meeting or would prefer to vote by proxy, please complete either the ***white voting instruction form*** or the ***grey proxy form*** (whichever is provided) and return it in accordance with the instructions on the form, so as to arrive not later than 11:00 a.m. on April 5, 2002.

We expect that the Transaction will have the following benefits for a Retirement REIT unitholder:

1. *Increase Distributions*

   The Transaction is significantly accretive for Retirement REIT unitholders. The Transaction enables Retirement REIT to increase its distribution from $1.05 to $1.15 per unit per annum, with the intent of maintaining its current payout ratio and increasing the tax deferred portion of its distribution from 70% to approximately 80%.

2. *Greater Financial Flexibility and Liquidity*

   Upon completion of the Transaction, Retirement REIT will have total assets of approximately $1.9 billion, unitholders' equity of approximately $750 million and long term debt which is approximately 54% of the gross book value of its assets. Based on the current market capitalizations of Retirement REIT and CPL REIT, Retirement REIT will have a market capitalization exceeding $800 million following completion of the Transaction, making it the third largest real estate investment trust in Canada in terms of market capitalization. These factors are expected to give Retirement REIT greater access to financing and capital, improve its acquisition capacity, increase its public float and provide enhanced liquidity for unitholders.

3. *Eliminate Discount on Management Fee Income*

   Approximately 20% of Retirement REIT's distributable income consists of income generated from the management and advisory agreements with CPL REIT with a limited term. Under the terms of the Transaction, management of CPL REIT would be effectively internalized, thereby replacing the management and advisory fee income with a long-term operating income stream which should be valued at a higher multiple.

4. *Unique Acquisition in Familiar Industry*

   The Transaction more than doubles Retirement REIT's asset size in a single transaction with a business and in an industry with which it is very familiar. Given management's understanding of CPL REIT and the nursing industry gained through Retirement REIT's management of CPL REIT's operations, a smooth integration of the two operations will be possible without the disruptions commonly associated with many major business acquisitions.

5. *Savings*

   Management believes that meaningful annual savings will be realized over time due to the combination of the REITs. These include administrative and compliance costs of maintaining two publicly listed reporting issuers, as well as enhanced purchasing synergies and organizational savings to be achieved by eliminating duplicate head office functions.

6. *Diversification*

   The Transaction will provide Retirement REIT unitholders with increased industry and geographic diversification through a substantial portfolio of properties in each of the nursing and retirement home sectors across Canada and in selected United States markets.

Approval of the Transaction

Although completion of the Transaction does not require the approval of Retirement REIT unitholders under the Retirement REIT's Declaration of Trust or applicable legislation, the Board of Trustees of Retirement REIT has determined to hold the Meeting to seek approval of the Transaction, and of certain consequential amendments to the Retirement REIT's Declaration of Trust, by at least two-thirds of the votes cast by Retirement REIT unitholders present in person, or represented by proxy, at the Meeting. Retirement REIT unitholders holding approximately 35% of the outstanding Retirement REIT units (comprising members of the Reichmann and Kuhl families, Trustees and senior officers of Retirement REIT and CPL REIT, and certain of their respective associates) have agreed to vote in favour of the Transaction.

The Board of Trustees of Retirement REIT appointed a committee of independent trustees to review the terms of the Transaction in detail. The Independent Committee, after careful consideration and with the advice of independent legal and financial advisors, has concluded and recommended to the Board that the Transaction is in the best interests of Retirement REIT and its unitholders. The Independent Committee received the opinion of CIBC World Markets Inc., its financial advisor, that the consideration payable by Retirement REIT pursuant to the Transaction is fair, from a financial point of view, to Retirement REIT.

Completion of the Transaction is subject to various conditions, including the requisite approval of CPL REIT unitholders at a special meeting to be held. CPL REIT unitholders holding approximately 26% of the outstanding CPL REIT units (comprising members of the Reichmann and Kuhl families, Trustees and senior officers of Retirement REIT and CPL REIT, and certain of their respective associates) have agreed to vote in favour of the Transaction.

We urge you to review and consider carefully all the information in the enclosed Notice of Special Meeting and Management Information Circular together with your financial, legal and other professional advisers. You may also review a copy of the following documents sent to CPL REIT unitholders in connection with the Transaction at www.sedar.com: the Retirement REIT Offer to Purchase and Offering Circular, the CPL REIT Trustees' Circular, and the Notice of Special Meeting of CPL REIT Unitholders and Management Information Circular.

If you have any questions, please contact Retirement REIT Investor Relations at 1-888-549-5450, see www.retirementreit.com or email to contactus@retirementreit.com.

We look forward to your approval of the Transaction and are confident that, following completion of the Transaction, we will be well positioned to enjoy strong performance in the future.

Yours very truly,

The Hon. William Davis
Chairman of the Board of Trustees of
Retirement Residences Real Estate Investment Trust

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Special Meeting**") of the unitholders ("**Retirement REIT Unitholders**") of Retirement Residences Real Estate Investment Trust ("**Retirement REIT**") will be held at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Tudor Room #8 on April 8, 2002 at 11:30 a.m. (Toronto time) for the following purposes:

1. to consider and, if thought advisable, pass a special resolution (substantially in the form of the special resolution annexed as Schedule "A" to the accompanying information circular) (the "**Retirement REIT Approval Resolution**"), with or without amendment, approving (i) a transaction (the "**Acquisition and Redemption Transaction**") involving the sale by CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") to Retirement REIT of CPL REIT's property, assets and undertaking (other than all of the rights and benefits of certain non-assignable assets and any other assets specifically excluded from the purchase as contemplated in the Acquisition Agreement) in consideration of the assumption by Retirement REIT of substantially all of CPL REIT's liabilities and obligations and the issuance by Retirement REIT to CPL REIT of units of Retirement REIT, and the making of a related offer (the "**Retirement REIT Offer**") to acquire up to 14,000,000 units of CPL REIT, all in accordance with the acquisition agreement (the "**Acquisition Agreement**") between Retirement REIT and CPL REIT annexed as Appendix I to Schedule "A" to the accompanying information circular, and (ii) certain amendments to Retirement REIT's First Amended and Restated Declaration of Trust dated as of March 30, 2001 annexed as Appendix II to Schedule "A";
2. to transact such other business as may properly come before the Special Meeting or any adjournment thereof.

THIS IS AN EXTREMELY IMPORTANT MEETING FOR RETIREMENT REIT AND ITS UNITHOLDERS. YOU ARE URGED TO VOTE. The Independent Committee has determined to call and hold the Special Meeting and to require the approval of not less than two-thirds of the votes cast by Retirement REIT Unitholders present in person or represented by proxy at the Special Meeting.

A Committee of independent trustees of the Board of Trustees of Retirement REIT (the "**Independent Committee**") has considered and evaluated the terms of the Retirement REIT Offer and the Acquisition and Redemption Transaction (collectively, the "**Transactions**") with CPL REIT. The Independent Committee, among other things, retained KPMG Corporate Finance Inc. (the "**Valuator**") to prepare formal valuations of the assets of Retirement REIT and Retirement REIT Units, the assets of CPL REIT and CPL REIT Units pursuant to the terms of the Transaction. In addition, the Independent Committee retained CIBC World Markets Inc. to provide financial advice and assistance to the Independent Committee in evaluating the Transaction, including the preparation and delivery of an opinion as to the fairness, from a financial point of view, of the consideration payable by Retirement REIT pursuant to the Transaction. The deliberations of the Independent Committee and a description of the valuations and fairness opinion and related matters can be found in the information circular accompanying this notice.

The accompanying information circular (together with the schedules annexed thereto) provides additional information relating to the matters to be dealt with at the Special Meeting and forms part of this notice.

396

If you are not able to be present at the Special Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy (printed on grey paper) or the voting instruction form (printed on white paper) and return it in accordance with the instructions on the applicable form, so as to arrive not later than 11:00 a.m. on April 5, 2002 or, if the Special Meeting is adjourned, two hours prior to the commencement of any adjournment of the Special Meeting, or deposit the completed form of proxy with the chairman of the Special Meeting prior to the commencement of the Special Meeting.

DATED at Toronto, Ontario this 19th day of February, 2002.

By Order of the Board of Trustees of
RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

(Signed) The Honourable William G. Davis, P.C., C.C., Q.C.,
Chairman of the Board of Trustees

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

INFORMATION CIRCULAR

The information in this information circular is furnished in connection with the solicitation of proxies by the Board of Trustees (the "**Board of Trustees**") of Retirement Residences Real Estate Investment Trust ("**Retirement REIT**") to be used at a special meeting (the "**Special Meeting**") of unitholders of Retirement REIT ("**Retirement REIT Unitholders**") to be held on April 8, 2002 at 11:30 a.m. (Toronto time) at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Tudor Room #8, and at all adjournments of the Special Meeting, for the purposes set out in the accompanying notice of meeting.

THE TRANSACTION

The proposed transaction comprises a series of transactions pursuant to which Retirement REIT will acquire 100% of CPL REIT Long Term Care Real Estate Investment Trust ("**CPL REIT**"). The principal parts of this transaction are the acquisition and redemption transaction (the "**Acquisition and Redemption Transaction**") and an offer (the "**Retirement REIT Offer**") each of which is described below. The Retirement REIT Offer and the Acquisition and Redemption Transaction are together referred to in this circular as the "**Transaction**".

Pursuant to an acquisition agreement between Retirement REIT and CPL REIT dated February 19, 2002 (the "**Acquisition Agreement**"), Retirement REIT has agreed to purchase, and CPL REIT has agreed to sell all of CPL REIT's property, assets and undertaking (the "**CPL REIT Assets**") (other than all of the rights and benefits of certain non-assignable assets and any other assets specifically excluded from the purchase as contemplated in the Acquisition Agreement (the "**Retained Assets**") to be held for the benefit of Retirement REIT) in consideration for the assumption by Retirement REIT of substantially all of CPL REIT's liabilities and obligations (the "**CPL REIT Assumed Liabilities**"), and the issuance by Retirement REIT to CPL REIT of units of Retirement REIT ("**Retirement REIT Units**") on the basis of an exchange ratio (the "**Exchange Ratio**") of 1.20 Retirement REIT Units for each issued and outstanding unit of CPL REIT ("**CPL REIT Units**"). All of the issued and outstanding CPL REIT Units (except for a specified number of CPL REIT Units to be retained by a subsidiary of Retirement REIT upon completion of the Acquisition and Redemption Transaction (the "**Excluded CPL REIT Units**")) will then be redeemed by CPL REIT in exchange for Retirement REIT Units in accordance with the Exchange Ratio. Retirement REIT Units received by Retirement REIT in connection with the Acquisition and Redemption Transaction will be cancelled. The effective exchange of CPL REIT Units for Retirement REIT Units will be effected on a tax-deferred "roll-over" basis, as described below.

The Acquisition and Redemption Transaction is proposed in conjunction with the "Retirement REIT Offer" made by Retirement REIT to all CPL REIT Unitholders. Under the terms of the Retirement REIT Offer, which are included in an offer and circular of Retirement REIT dated February 19, 2002 (the "**Retirement REIT Offering Circular**") provided to holders of CPL REIT Units ("**CPL REIT Unitholders**"), Retirement REIT has offered to purchase up to 14,000,000 of the outstanding CPL REIT Units in exchange for the Retirement REIT Units based on the Exchange Ratio. The Retirement REIT Offer is intended to offer those CPL REIT Unitholders who wish to have their disposition of CPL REIT Units constitute a taxable disposition an opportunity to do so, as described below.

Although, for the purposes of Retirement REIT, it was not technically required, either by applicable securities laws or the terms of Retirement REIT's Declaration of Trust, to seek the approval of Retirement REIT Unitholders to the Transaction, the Board of Trustees, after due consideration of the size of the Transaction, the ownership and control of Retirement REIT Units by parties having an interest in the Transaction and the recommendation of the Independent Committee (defined below), determined that it would seek approval for the Transaction by Retirement REIT Unitholders holding not less than 66⅔% of the Retirement REIT Units outstanding voted in person or by proxy at the Special Meeting.

The Retirement REIT Approval Resolution (as defined below) includes certain proposed amendments to Retirement REIT's First Amended and Restated Declaration of Trust dated as of March 30, 2001 (the "**Retirement REIT Declaration of Trust**"). Although the Retirement REIT Declaration of Trust specifically permits investment in nursing home businesses, the purposes of the proposed amendments are to clarify that

Retirement REIT (i) has the power and capacity to own nursing homes and related assets, and (ii) may continue CPL REIT's development program and carry out other development initiatives.

All Retirement REIT Unitholders who support the Acquisition and Redemption Transaction and the related Retirement REIT Offer should provide a proxy instructing the proxyholder to vote their Retirement REIT Units in favour of the special resolution substantially in the form of the special resolution attached as Schedule "A" to this information circular (the "Retirement REIT Approval Resolution") by completing the form of proxy (printed on grey paper) accompanying this information circular.

For the reasons described under the section of this information circular entitled "Background to the Transaction and Review by the Independent Committee — Consideration of Transaction by Independent Committee", the Board of Trustees strongly recommends that all Retirement REIT Unitholders VOTE FOR the Retirement REIT Approval Resolution. It is the intention of the representatives designated on the enclosed form of proxy to vote the Retirement REIT Units in respect of which they are appointed proxy FOR the Retirement REIT Approval Resolution. To be approved, the Retirement REIT Approval Resolution must be passed by at least two-thirds of the votes cast by Retirement REIT Unitholders present in person or represented by proxy at the Special Meeting. Retirement REIT Unitholders holding approximately 35% of the outstanding Retirement REIT Units (comprising members of the Reichmann and Kuhl families, Trustees and senior officers of CPL REIT and Retirement REIT, and certain of their respective associates) have agreed to vote in favour of the Retirement REIT Approval Resolution. See "Acceptance of Transaction".

Except as otherwise expressly indicated in this information circular, all amounts herein are expressed in Canadian dollars.

BACKGROUND TO THE TRANSACTION AND REVIEW BY THE INDEPENDENT COMMITTEE

Establishment of the Independent Committee

In the late summer of 2001, senior management of Retirement REIT and CPL REIT began exploring the possibility of effecting a business combination of both entities. Press releases were issued disclosing the nature of such discussions on October 18, 2001. Initial discussions focused upon certain benefits to be derived from the combination, including, in the case of Retirement REIT, significant accretion enabling an increase in distributions, as well as increased market capitalization and greater access to capital.

Having concluded that a combination would be beneficial to each of the REITs, senior management delivered a formal proposal to the respective Board of Trustees of each of Retirement REIT and CPL REIT. The proposal was prepared by senior management with input from counsel to both Retirement REIT and CPL REIT. A meeting of the Board of Trustees of Retirement REIT was held on November 23, 2001 for the purpose of reviewing the proposal.

Because of the significant ownership and management interests of certain Trustees and senior officers of Retirement REIT in CPL REIT, at the meeting of Retirement REIT Trustees held on November 23, 2001, Retirement REIT's Board of Trustees adopted a resolution creating a committee of independent Trustees (the "**Independent Committee**"). The Independent Committee consists of The Honourable William Davis and Dr. John Evans. Mr. Ernie Eves, who was initially appointed to the Independent Committee, resigned to seek the leadership of one of Ontario's political parties without having participated in any meetings or deliberations of the Independent Committee. None of the members of the Independent Committee has any interest in the Transaction, other than an interest as a continuing Trustee of Retirement REIT and as an owner of interests in Retirement REIT Units.

The Independent Committee's mandate is to review and oversee the negotiation of the proposed Transaction and to make recommendations to Retirement REIT's Board of Trustees as to whether or not, and as to the appropriate terms and conditions under which, the Board should approve the Transaction. The Independent Committee was authorized to retain its own advisors, including legal and financial advisors, to assist the Independent Committee in the fulfilment of its duties.

The Independent Committee retained Torys LLP to act as its counsel and CIBC World Markets Inc. ("**CIBC WM**") to act as its financial advisor.

The Independent Committee was advised by counsel that, although the Transaction is a "related party transaction" for Retirement REIT within the meaning of applicable securities legislation, the Transaction is exempt from any requirement to obtain approval of the transaction by "minority shareholders of Retirement REIT" within the meaning of Ontario Securities Commission Rule 61-501 and Local Policy Statement Q-27 of the Commission de valeurs mobilières du Québec (the "**Related Party Rules**").

The Independent Committee learned that the independent committee formed by CPL REIT intended to retain KPMG Corporate Finance Inc. (the "**Valuator**") for the purpose of obtaining a valuation of the subject matter of the proposed Transaction. Following discussion with its advisors, and discussion with the Valuator as to the nature of its prior dealings with Retirement REIT, the Independent Committee determined to also retain the Valuator to act as a valuator under the supervision of the Independent Committee and the corresponding independent committee of the CPL REIT Board of Trustees. The Valuator will be paid a total fee of $500,000, to be shared equally by Retirement REIT and CPL REIT, for the preparation and delivery of the Valuations (as defined below). In addition, each of Retirement REIT and CPL REIT have agreed to indemnify the Valuator in respect of certain expenses, losses, claims, actions, damages and liabilities that may be incurred by it with respect to the services provided. The fee payable to the Valuator is not contingent, in whole or in part, on the completion of the Transaction or on the conclusion reached in the Valuations.

The Independent Committee also instructed CIBC WM, among other things, to prepare and deliver to the Independent Committee an opinion as to the fairness, from a financial point of view, of the consideration payable by Retirement REIT under the terms of the proposed Transaction.

Consideration of Transaction by Independent Committee

The Independent Committee met initially on December 4, 2001 with its financial and legal advisors during which the Independent Committee received presentations from its advisors on the responsibilities and obligations of the members of the Independent Committee. The Independent Committee subsequently determined that, although, for the purposes of Retirement REIT, it was not technically required either by applicable securities laws or under the terms of the Retirement REIT Declaration of Trust to seek the approval of Retirement REIT Unitholders to the Transaction, the Independent Committee, after due consideration of the size of the proposed Transaction, the ownership and control of Retirement REIT Units and CPL REIT Units by parties having an interest in the Transaction and various other matters, determined that it would seek approval of the Transaction by Retirement REIT Unitholders holding not less than 66⅔% of the Retirement REIT Units voted in person or by proxy at a special meeting of Retirement REIT Unitholders to be called for that purpose. The Independent Committee was of the view that this level of approval would demonstrate support for the proposed Transaction by a sufficient number of Retirement REIT Unitholders and would enable incidental amendments to the Retirement REIT Declaration of Trust to be made to specifically permit Retirement REIT to own nursing homes and related assets and continue CPL REIT's development program and carry out other development initiatives.

The Independent Committee met on nine occasions in the course of its review and consideration of the Transaction. At these meetings, among other things, the Independent Committee received reports from the Valuator, CIBC WM and Torys as to the work being performed in connection with the Valuations with respect to the proposed Transaction and the preparation of the Fairness Opinion (as defined below). The members of the Independent Committee reviewed and discussed the reasons for the proposed Transaction and, for this purpose, the Independent Committee met with representatives of management of Retirement REIT and CPL REIT to discuss issues relevant to the Independent Committee's deliberations and was provided with detailed information regarding the Transaction and its impact on Retirement REIT. The Independent Committee also met independently of management of Retirement REIT, including with its advisors, to receive and review information about the long term care industry in Canada and the U.S. and relevant government regulation. The Independent Committee focused, in particular, on obtaining information sufficient to permit it to understand the nature of the differences between the retirement home industry and the nursing home industry as they relate to the nature, level and implications of government and other operating regulations and to the nature, level, stability and sustainability of government funding. The Independent Committee also participated, through management of Retirement REIT, in negotiations of the terms of the Acquisition Agreement. At a meeting held on February 19, 2002, following receipt of the Valuations and reports from its financial and legal advisors, and after consideration of all factors believed by them to be relevant, the Independent Committee concluded unanimously that the Transaction is in the best interests of the Retirement REIT Unitholders and resolved to so recommend to the full Board of Trustees of Retirement REIT, which it did later that day. In making its recommendation, the Independent Committee identified the following factors as being most relevant to its recommendation:

1. Increase Distributions. The Independent Committee has been advised by management and the Independent Committee's financial advisors that the Transaction is significantly accretive for Retirement REIT Unitholders. The Transaction enables Retirement REIT to increase its distribution from $1.05 to $1.15 per Retirement REIT Unit per annum, with the intent of maintaining its current payout ratio and increasing the tax deferred portion of its distribution from 70% to approximately 80%.

2. Greater Financial Flexibility and Liquidity. Upon completion of the Transaction, Retirement REIT will have total assets of approximately $1.9 billion, unitholders' equity of approximately $750 million and long term debt which is approximately 54% of the gross book value of its assets. Based on the current market capitalizations of Retirement REIT and CPL REIT, the Independent Committee understands that Retirement REIT will have a market capitalization exceeding $800 million following completion of the Transaction, making it the third largest real estate investment trust in Canada in terms of market capitalization. The Independent Committee expects these factors to give Retirement REIT greater access to financing and capital, improve its acquisition capacity, increase its public float and provide enhanced liquidity for unitholders.

3. Eliminate Discount on Management Fee Income. Approximately 20% of Retirement REIT's distributable income consists of income generated from the management and advisory agreements with CPL REIT with a limited term. Under the terms of the Transaction, management of CPL REIT would be effectively internalized, thereby replacing the management and advisory fee income with a long term operating income stream which should be valued at a higher multiple.

4. Unique Acquisition in Familiar Industry. The Transaction more than doubles Retirement REIT's asset size in a single transaction with a business and in an industry with which Retirement REIT's management is very familiar. Given management's understanding of CPL REIT and the nursing industry gained through Retirement REIT's management of CPL REIT's operations, a smooth integration of the two operations will be possible without the disruptions commonly associated with many major business acquisitions.

5. Savings. Management believes that meaningful annual savings will be realized over time due to the combination of the REITs. These include administrative and compliance costs of maintaining two publicly listed reporting issuers, as well as enhanced purchasing synergies and organizational savings to be achieved by eliminating duplicate head office functions.

6. Diversification. The Transaction will provide Retirement REIT Unitholders with increased industry and geographic diversification through a substantial portfolio of properties in each of the nursing and retirement home sectors across Canada and in selected United States markets.

The Independent Committee therefore unanimously recommended to Retirement REIT's Board of Trustees that:

- **it approve the Transaction;**
- **it cause the Acquisition Agreement to be executed on behalf of Retirement REIT; and**
- **it convene a special meeting of Retirement REIT Unitholders to obtain the approval of at least 66⅔% of Retirement REIT Unitholders for the Transaction and, if thought advisable, for a special resolution amending the Retirement REIT Declaration of Trust.**

FAIRNESS OPINION

CIBC WM was retained pursuant to an agreement with Retirement REIT dated December 4, 2001 (the "**Financial Advisor Engagement Agreement**") to provide financial advice and assistance to the Independent Committee in evaluating the Transaction, including the preparation and delivery to the Board of Trustees of Retirement REIT of a fairness opinion (the "**Fairness Opinion**"). Pursuant to the terms of the Financial Advisor Engagement Agreement, CIBC WM will be reimbursed for reasonable out-of-pocket expenses and will be indemnified by Retirement REIT in respect of certain liabilities, which may be incurred by CIBC WM with respect to the services provided under the Financial Advisor Engagement Agreement. The financial advisory fees payable to CIBC WM are not contingent, in whole or in part, on the outcome of the Transaction or on the conclusions reached in the Fairness Opinion.

On February 12, 2002, CIBC WM advised the Independent Committee that, in its opinion, based upon and subject to the assumptions and limitations described in the Fairness Opinion, the consideration payable by Retirement REIT pursuant to the Transaction is fair, from a financial point of view, to Retirement REIT.

The fairness opinion was prepared for and provided to the Board of Trustees of Retirement REIT for its use only and may not be used or relied upon by any other person without the prior written consent of CIBC WM. The Fairness Opinion should not be construed as a recommendation to any holder of Retirement REIT Units as to how such holder should vote at the Special Meeting.

In preparing the Fairness Opinion, CIBC WM made several assumptions, including that all of the conditions required to implement the Transaction would be met and that the representations and warranties in the Acquisition Agreement with respect to Retirement REIT and its subsidiaries and affiliates, CPL REIT and its subsidiaries and affiliates and the Transaction, respectively, were accurate in all material respects. In addition, it was assumed that the Transaction would be completed on the basis described in the Acquisition Agreement and the Retirement REIT Offering Circular.

The information above provides a summary of the conclusion of the Fairness Opinion. A complete copy of the Fairness Opinion is annexed hereto as Schedule "B".

PLANS FOR CPL REIT

Upon the completion of the Acquisition and Redemption Transaction, Retirement REIT will acquire the CPL REIT Assets and assume the CPL REIT Assumed Liabilities. Pursuant to the Acquisition Agreement, Retirement REIT has agreed to use its best efforts such that, effective at the Time of Closing, the Retirement REIT Board of Trustees shall be varied to be comprised of nine Trustees, including at least five Independent Trustees (as defined in the Retirement REIT Declaration of Trust) selected from among the Independent Trustees presently serving on the Board of Trustees of each of Retirement REIT and CPL REIT.

In connection with the Acquisition and Redemption Transaction, Retirement REIT intends to terminate the Advisory Agreement concurrently with the completion of the Transaction, such that no fee shall be payable thereunder in connection with the Transaction. In addition, prior to the completion of the Acquisition and Redemption Transaction, the Management Agreements will be amended to change, among other things, the management fees payable thereunder to a cost-plus-15% basis. These fees will be payable between subsidiaries of Retirement REIT and will not affect Retirement REIT's distributable income.

Subsequent to the completion of the Transaction, Retirement REIT intends to delist the CPL REIT Units from the TSE and, as there will be fewer than 15 securityholders of CPL REIT, to cause CPL REIT to cease to be a reporting issuer under Applicable Securities Laws.

It is anticipated that CPL REIT will continue as a trust with Retirement REIT (or an affiliate thereof) as its sole unitholder in order to, among other things, hold the Retained Assets for the benefit of Retirement REIT Unitholders following the Time of Closing.

Following completion of the Transaction, management anticipates operating and growing the nursing home business to maximize distributable income and unit value.

VALUATIONS

Engagement

The Valuator was retained jointly by the independent committee of each of CPL REIT and Retirement REIT pursuant to an agreement dated December 4, 2001 (the "**Engagement Agreement**"). In accordance with the requirements of the Related Party Rules and under the supervision of the independent committees of each of CPL REIT and Retirement REIT, the Valuator prepared independent valuations (the "**Valuations**") as to the fair market value of CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and all of the Retirement REIT's property, assets and undertaking (the "**Retirement REIT Assets**") as at February 12, 2002. Under the terms of the Engagement Agreement, the Valuator will be paid a total fee of $500,000, to be shared equally by CPL REIT and Retirement REIT, for the preparation and delivery of the Valuations. In addition, each of CPL REIT and Retirement REIT have agreed to indemnify the Valuator in respect of certain expenses, losses, claims, actions, damages and liabilities that may be incurred by the Valuator with respect to the services provided under the Engagement Agreement. The fee payable to the Valuator is not contingent, in whole or in part, on the outcome of the Transaction or on the conclusions reached in the Valuations.

The following is a summary only of the Valuations. This summary necessarily omits information which the reader should consider to understand the scope of work undertaken and its limitations, and the basis of the Valuator's analysis. Consideration of only selected portions could be misleading and could create a misleading view of the processes and methodologies used by the Valuator in preparing the Valuations. Unitholders should read the Valuations annexed hereto as Schedule "C" in their entirety.

Engagement of the Valuator as an Independent Valuator

The Valuator is a subsidiary of KPMG LLP, a Canadian professional services firm that delivers assurance, consulting, financial advisory and tax services to individuals and businesses, government and not-for-profit organizations. The Valuator has extensive experience in preparing valuations.

Neither the Valuator, nor any of its affiliates and subsidiaries is an insider, associate or affiliate (as those terms are defined in the Related Party Rules) of CPL REIT or Retirement REIT or any of their respective affiliates (collectively, the "**Interested Parties**"). Except as independent valuator to the independent committee of each of CPL REIT and Retirement REIT, neither the Valuator nor any of its affiliates and subsidiaries is an advisor to any of the Interested Parties to the Transaction.

The Valuator and its affiliates and subsidiaries have not been engaged to provide any financial advisory services nor have they had a material financial interest in any transaction involving CPL REIT or Retirement REIT or any Interested Party, except for the prior engagements discussed below.

Prior Engagements

The Valuator and its affiliates, including KPMG LLP, have performed various professional services for both CPL REIT and Retirement REIT in the past. Additionally, the Valuator has been engaged previously by other parties to perform services related to the assets and business operations currently held by CPL REIT and Retirement REIT. The nature of such services is summarized below:

- The Valuator was engaged by an international financial institution in 1996 to complete a due diligence review and valuation of Central Park Lodges Ltd. ("**Lodges**") in connection with the provision of a revolving credit facility to Lodges. From 1998 to 1999, the Valuator was retained by the institution with respect to its ongoing financing of assisted living facilities being acquired by Lodges. The Valuator's services comprised due diligence reviews and valuation work.
- In 1997, the Valuator was engaged by Lodges to complete a due diligence review in connection with an acquisition of a retirement home business by Lodges.
- In 1997, the Valuator provided a valuation opinion as to the aggregate fair market value of the nursing home portfolio of Lodges as at January 31, 1997. The Valuator's valuation conclusions were used in connection with the purchase of the portfolio by CPL REIT.
- In 1998, the Valuator was engaged by Lodges to complete a due diligence review of a retirement and nursing home operator based in the United States.

- In 2000, the Valuator provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio of Lodges as at March 15, 2000. The Valuator's valuation conclusions were to be used by the company in connection with the potential creation of a North American investment fund.
- In 2001, the Valuator provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio and related business of Lodges (the "**Business**") as at December 31, 2000. The Valuator's valuation conclusions were used in connection with the purchase of the Business by Retirement REIT.

The fees paid to the Valuator in connection with the mandates outlined above, together with the fees payable to the Valuator pursuant to the Engagement Agreement, are not financially material to the Valuator. No understandings or agreements exist between the Valuator and CPL REIT, Retirement REIT, or any Interested Party with respect to future financial advisory services. The Valuator may in the future, in the ordinary course of business, perform financial advisory services for CPL REIT, Retirement REIT or any Interested Party.

Having reviewed all such circumstances and based on independent legal advice, the Valuator has represented and each of CPL REIT and Retirement REIT believes that the Valuator is qualified and independent within the meaning of the Related Party Rules for purposes of the preparation of the Valuations.

Scope of Review

In preparing the Valuations, the Valuator held discussions with the independent committees of each of CPL REIT and Retirement REIT and various members of management of CPL REIT and Retirement REIT; reviewed publicly available information and financial statements and non-public information relating to CPL REIT and Retirement REIT; reviewed information relating to the business, operations, financial performance and, where applicable, stock market data of CPL REIT and Retirement REIT and other selected comparable entities; and carried out other investigative exercises, all of which are more specifically described in the Valuations annexed hereto as Schedule "C".

General Assumptions and Limitations

With the acknowledgement and agreement of the independent committees of each of CPL REIT and Retirement REIT as provided for in the Engagement Agreement, the Valuator relied upon the accuracy and completeness of all data and other information obtained by the Valuator from public sources or provided to the Valuator by CPL REIT, Retirement REIT and their respective personnel and advisors (the "**Information**"). The Valuations are conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described in the Valuations, the Valuator has not attempted to independently verify the accuracy or completeness of any of the Information. With respect to budgets, forecasts or estimates provided to the Valuator and used in its analysis, the Valuator notes that projecting such future results is inherently subject to uncertainty. The Valuator has assumed, however, that such budgets, forecasts and estimates were prepared using assumptions which, in the opinion of management of CPL REIT and Retirement REIT, were reasonable in the circumstances.

The Valuations are rendered as at February 12, 2002 (the "**Valuation Date**"). The Valuator is entitled, at any time, to withdraw, change or supplement its Valuations if it concludes that there has been a material change in the business and affairs of CPL REIT or Retirement REIT, a change in material fact, an omission to state a material fact, a material change in the factors upon which the Valuations are based or the Valuator becomes aware of any information not previously known that would render the Valuations misleading in any material respect.

The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. The Valuator believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations. Unitholders of Retirement REIT should read the Valuations annexed hereto as Schedule "C" in their entirety.

Definition of Fair Market Value

For purposes of the Valuations, fair market value is defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arms' length and under no compulsion to act, expressed in terms of money or money's worth. The Valuator has made no adjustment to the fair market value to reflect the liquidity of either the Retirement REIT Units or CPL REIT Units, the effect of the Transaction or the fact that the Retirement REIT Units or CPL REIT Units held by individual unitholders do not form part of a controlling interest.

Approach to Value

The Valuations are based on techniques and assumptions that the Valuator considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of "en bloc" fair market value of the CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and the Retirement REIT Assets on a going-concern basis.

The nursing home portfolio and related business of CPL REIT represents the bulk of the CPL REIT Assets. Similarly, the retirement home portfolio and related business of Retirement REIT represents the bulk of the Retirement REIT Assets. The Valuator considered it appropriate to use a capitalized earnings approach to value each of these businesses.

Capitalized Earnings Approach

Under the capitalized earnings approach, the maintainable level of future earnings is estimated and capitalized at an appropriate rate of return. The Valuator estimated the maintainable level of future earnings as earnings before interest and other debt costs, income taxes, and depreciation and amortization ("**EBITDA**"). The selection of an appropriate rate of return takes into account the inherent risks, rewards and rate of return required by a prospective purchaser. The resulting value represents the value of the assets and business operations underlying each of the businesses before consideration of debt.

The estimated fair market value of the other assets and debt and other liabilities were added to or deducted from this value as appropriate. The methodology used for these other assets and liabilities is fully set out in the Valuations annexed hereto as Schedule "C".

Valuations Summary and Conclusion

Based upon and subject to the foregoing, the Valuator is of the opinion that, as at February 12, 2002, the range of values of the CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and the Retirement REIT Assets is as follows:

	CPL REIT	Retirement REIT
Assets ($ millions)	$1,110 to $1,128	$1,030 to $1,050
Midpoint ($ millions)	$1,119	$1,040
Units ($ per unit)	$13.77 to $14.60	$11.80 to $12.50
Midpoint ($ per unit)	$14.19	$12.15

The foregoing summary is qualified in its entirety by the Valuations which are annexed hereto as Schedule "C".

PRIOR VALUATIONS

The following is a summary of all prior valuations of Retirement REIT and CPL REIT or their respective material assets or securities made in the preceding 24 months, the existence of which is known to Retirement REIT or CPL REIT or their respective trustees and senior officers.

In April 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide appraisals on 12 properties for mortgage financing purposes. The aggregate value of the properties was determined to be approximately $143.3 million. The appraisals were performed on the individual properties, rather than as a portfolio valuation.

In April 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide appraisals on 7 properties for mortgage financing purposes. The aggregate value of the properties was determined to be approximately US$32.6 million. The appraisals were performed on the individual properties, rather than as a portfolio valuation.

In January 2001, the Valuator was retained by Retirement REIT to provide an independent valuation of the aggregate fair market value of the assets to be acquired by Retirement REIT in connection with its initial public offering. The Valuator estimated the aggregate fair market value of those net assets to be between $321 million and $385 million. This valuation supported the price ultimately paid by Retirement REIT for the assets of Lodges in April 2001.

In January 2001, Deloitte & Touche Corporate Finance Canada Inc. was retained by Retirement REIT to provide an independent valuation of the aggregate fair market value of a portfolio of 32 stabilized retirement home properties that act as collateral for certain corporate bonds and the book value of the debt obligations relating to such portfolio. Deloitte & Touche Corporate Finance Canada Inc. estimated the fair market value of the net assets to be between $135 million and $144 million.

In April 2000, Deloitte & Touche Corporate Finance Canada Inc. and KPMG LLP were retained by Lodges to provide independent valuations of the aggregate fair market value of the assets of Lodges (with several assets excluded from the valuations.) Lodges at the time was involved in the potential creation of an investment fund whose intent was to acquire North American assisted living entities, of which Lodges was to be included. The proposed portfolio of assets to be vended into the fund included 79 retirement facilities, the development projects underway, the Management Agreements and the Advisory Agreement with CPL REIT, and Lodges' 2.9 million units of CPL REIT. Deloitte & Touche Corporate Finance Canada Inc. determined a value range of $395 million to $432 million, while KPMG determined values of $328 million to $395 million. The fund was ultimately not created.

A copy of each of the valuations prepared for Retirement REIT or Lodges referred to above are available for inspection at Retirement REIT's registered office and will be sent to any Retirement REIT Unitholder upon request without charge.

In July, 2000, Deloitte & Touche Corporate Finance Canada Inc. was retained to provide a valuation of a portfolio of fifty nursing home properties owned by CPL REIT, which valuation was to be used in connection with the refinancing of those properties. The fair market value of the individual properties was prepared on an aggregate basis estimated to be between $517 million and $541 million as at July 14, 2000. This valuation was of only a portion of CPL REIT's assets and did not attempt to value CPL REIT's net assets or the CPL REIT Units then outstanding. Therefore, the valuation is not comparable to the Valuations. A copy of this valuation is available for inspection at CPL REIT's registered office and will be sent to any CPL REIT Unitholder upon request without charge.

RECOMMENDATION OF THE BOARD OF TRUSTEES AND REASONS FOR RECOMMENDATION

Based on the recommendation of the Independent Committee, all of the factors considered by the Independent Committee and the Fairness Opinion, on February 19, 2002, the Trustees unanimously (other than Messrs. Paul Reichmann, George Kuhl and Barry Reichmann, who abstained for the reasons described below) determined that the Transaction is in the best interests of Retirement REIT Unitholders and to recommend that all Retirement REIT Unitholders VOTE FOR the Retirement REIT Approval Resolution, and approved the entering into of the Acquisition Agreement a copy of which is annexed hereto as Appendix I to Schedule A. The Acquisition Agreement was executed and delivered on February 19, 2002 (see "Acquisition Agreement"). The entering into of the Acquisition Agreement was publicly announced later that day.

Since Messrs. Paul Reichmann, George Kuhl and Barry Reichmann (collectively, the "**Non-Independent Trustees**") each had a material interest in the completion of the Transaction, other than and in addition to their interests as unitholders of Retirement REIT (see "Interest of Certain Persons in Matters to be Acted Upon"), each of them advised the Board of Trustees that he had a conflict of interest in connection with the Trustees' vote on the Transaction. The Non-Independent Trustees participated in the Board of Trustees' deliberations regarding the Transaction but, in accordance with the Retirement REIT Declaration of Trust, did not vote on the resolutions relating to the Transaction.

In making its recommendation, and in concluding that the Transaction is in the best interests of Retirement REIT Unitholders, the Board of Trustees accepted the recommendation of the Independent Committee.

ACQUISITION AGREEMENT

The Acquisition Agreement is attached as Appendix I to the Retirement REIT Approval Resolution (annexed hereto as Schedule "A"). The following is a summary of the material terms of the Acquisition Agreement. **This summary is qualified in its entirety by the full text of the Acquisition Agreement. CPL REIT Unitholders are urged to read the Acquisition Agreement in its entirety for a more complete description of the terms and provisions thereof.**

General

Under the Acquisition Agreement, Retirement REIT agreed to make the Retirement REIT Offer and acquire the CPL REIT Assets in consideration for the assumption by Retirement REIT of the CPL REIT Assumed Liabilities and the issuance of Retirement REIT Units to CPL REIT based on the Exchange Ratio. As soon as possible following the completion of the Acquisition and Redemption Transaction, and in any event no later than 60 days thereafter, CPL REIT is required to redeem all of the issued and outstanding CPL REIT Units (except for the Excluded CPL REIT Units) on the basis of the Exchange Ratio. CPL REIT will continue as a trust, for a period to be determined by management of Retirement REIT, with Retirement REIT (or an affiliate thereof) as its sole unitholder, in order to, among other things, hold the Retained Assets for the benefit of Retirement REIT Unitholders following the Time of Closing (as defined in the Acquisition Agreement).

In order to distribute fractional Retirement REIT Units (the "**Fractional Units**") upon the redemption of the outstanding CPL REIT Units (other than Excluded CPL REIT Units), the Acquisition Agreement provides, and CPL REIT Unitholders will be deemed to have directed, that CPL REIT will distribute to CIBC Mellon Trust Company (the "**Depository**"), acting as agent for the CPL REIT Unitholders entitled to Fractional Units, such number of Fractional Units as represents the sum of the Fractional Units to which the CPL REIT Unitholders are entitled, rounded up to the next whole number. As soon thereafter as is commercially reasonable, the Depositary, acting as agent for the CPL REIT Unitholders, will sell the Fractional Units through The Toronto Stock Exchange and pay the proceeds of these sales (without deducting commissions or other transaction costs) to those CPL REIT Unitholders who are entitled to receive a Fractional Unit based on their respective pro rata entitlements to the Fractional Units.

In order to effect the redemption of CPL REIT Units for Retirement REIT Units (other than the Excluded CPL REIT Units), CPL REIT's Declaration of Trust must be amended. The CPL REIT Approval Resolution authorizes, among other things, the CPL REIT Trustees to amend the Declaration of Trust of CPL REIT, which amendments will include an amendment to allow for the redemption of CPL REIT Units in exchange for Retirement REIT Units based on the Exchange Ratio on the direction of the Board of Trustees.

The Offer and the Acquisition and Redemption Transaction

The Acquisition Agreement provides that completion of the Acquisition and Redemption Transaction is subject to the satisfaction (or waiver), in accordance with the terms of the Acquisition Agreement, of conditions substantially similar to the conditions to the Retirement REIT Offer, as set out in the Retirement REIT Offer, the majority of which conditions are also included in the Acquisition Agreement for the benefit of CPL REIT and Retirement REIT. The Acquisition Agreement provides that Retirement REIT will not waive the conditions in its favour under the Retirement REIT Offer relating to the approval of the Acquisition and Redemption Transaction by CPL REIT Unitholders at the CPL REIT Special Meeting or in respect of the notification or approvals under the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*. Retirement REIT has also agreed not to decrease the consideration payable per CPL REIT Unit, change the form of consideration payable under the Retirement REIT Offer or the Acquisition and Redemption Transaction (other than to add additional consideration), change the number of CPL REIT Units sought under the Retirement REIT Offer, or impose additional conditions to the Retirement REIT Offer or the Acquisition and Redemption Transaction or otherwise vary the Retirement REIT Offer or the Acquisition and Redemption Transaction in any manner that is adverse to CPL REIT Unitholders, except with the prior consent of CPL REIT. The Commissioner of

Competition appointed under the *Competition Act* (Canada), as amended (**the "Competition Act"**), has issued an advance ruling certificate in respect of the Transaction pursuant to Section 102 of the Competition Act.

Approval of Offer by CPL REIT Trustees

Pursuant to the Acquisition Agreement, CPL REIT confirmed that the CPL REIT Trustees, upon consultation with their financial and legal advisors, have determined: (i) that the Transaction is in the best interests of the CPL REIT Unitholders; and (ii) to recommend that CPL REIT Unitholders approve the Acquisition and Redemption Transaction and that only CPL REIT Unitholders who wish to exchange their CPL REIT Units on a taxable basis should tender their CPL REIT Units in acceptance of the Retirement REIT Offer.

Order of Transactions; Special Distributions

It is intended that the take up of CPL REIT Units under the Retirement REIT Offer will occur after approval of the CPL REIT Approval Resolution and Retirement REIT Approval Resolution but prior to effecting the Acquisition and Redemption Transaction. CPL REIT and Retirement REIT's objective is to complete the Acquisition and Redemption Transaction as soon as possible following the issuance of Retirement REIT Units under the Retirement REIT Offer so as to provide the most consistent treatment possible to all CPL REIT Unitholders, whether they are exchanging CPL REIT Units for Retirement REIT Units under the Retirement REIT Offer or as a result of the Acquisition and Redemption Transaction.

If the Acquisition and Redemption Transaction is completed on any day following April 30, 2002 that is not the last business day (as defined in the CPL REIT Declaration of Trust or Retirement REIT Declaration of Trust, as applicable) of a calendar month, in order to provide the fairest treatment reasonably practicable, the Acquisition Agreement provides that special proportional distributions be paid: (i) by Retirement REIT to Retirement REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such special distribution) immediately prior to the take-up of the CPL REIT Units under the Retirement REIT Offer; and (ii) by CPL REIT to CPL REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such special distribution) immediately prior to the take-up of the CPL REIT Units under the Retirement REIT Offer. Provided the Acquisition and Redemption Transaction is completed prior to May 31, 2002, it is anticipated that the first distribution of Retirement REIT, following completion of the Transaction, will be payable on June 17, 2002 to Retirement REIT Unitholders of record on May 31, 2002. If the Acquisition and Redemption Transaction is completed on a day that is the last business day of a calendar month, CPL REIT Unitholders and Retirement REIT Unitholders of record on the applicable record date will receive their regular distributions on the applicable distribution date for such month.

Upon the completion of the Acquisition and Redemption Transaction, Retirement REIT will acquire the CPL REIT Assets, in consideration for the assumption by Retirement REIT of the CPL REIT Assumed Liabilities and the issuance of Retirement REIT Units to CPL REIT based on the Exchange Ratio.

Covenants

Pursuant to the Acquisition Agreement, each of Retirement REIT and CPL REIT agreed that, prior to the Time of Closing, it would conduct its business and cause its subsidiaries to conduct their respective businesses only in, and neither it nor its subsidiaries would take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws and it and its material subsidiaries would preserve intact their respective business organizations and goodwill. In addition, Retirement REIT has agreed to arrange for and/or maintain "trustees', directors' and officers'" insurance coverage for the Trustees and officers of CPL REIT and the directors and officers of its subsidiaries for seven years following the Time of Closing substantially on the same terms and conditions as the "trustees', directors' and officers'" coverage in place for the benefit of the Trustees and officers of Retirement REIT and the directors and officers of its subsidiaries.

Representations and Warranties

Pursuant to the Acquisition Agreement, each of Retirement REIT and CPL REIT represented and warranted as to a number of matters including (without limitation) organization and qualification, capitalization, requisite authority, absence of changes, ownership of assets, absence of undisclosed liabilities, validity of material contracts, employment matters, the fair presentation of financial statements, the absence of litigation (pending or threatened), environmental matters, the adequacy of insurance policies, tax matters and compliance and lack of misrepresentations in filings with the Canadian securities regulators.

Appointment of Trustees to Retirement REIT's Board

Retirement REIT has agreed to use its best efforts such that, effective at the Time of Closing, the Retirement REIT Board of Trustees shall be varied to be comprised of nine Trustees, including at least five Independent Trustees (as defined in the Retirement REIT Declaration of Trust) selected from among the Independent Trustees presently serving on the Board of Trustees of each of Retirement REIT and CPL REIT.

Non-Solicitation

In the Acquisition Agreement, each of CPL REIT and Retirement REIT agreed that it would not, directly or indirectly, through any of its or its subsidiaries' Trustees, directors, officers, employees, representatives or agents (a "**Representative**"), solicit or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding (other than the Transaction) any merger, amalgamation, plan of arrangement, consolidation, business combination, reverse take-over, sale of assets (other than in the ordinary course of business), sale of securities or similar transaction (any of the foregoing inquiries or proposals being referred to as an "**Acquisition Proposal**"); provided, however, that nothing shall prevent each party's Board of Trustees from taking such action as such Board of Trustees determines is reasonably required in the exercise of its fiduciary duties to respond to an unsolicited *bona fide* written Acquisition Proposal; provided further such Acquisition Proposal (i) was not solicited or is the result of solicitations carried out on or before October 18, 2001, directly or indirectly, through any of its Representatives and (ii) is an Acquisition Proposal (A) for which its Board of Trustees reasonably believes adequate financial arrangements will be made, and (B) which its Board of Trustees determines in good faith (after consultation with its financial advisors and after receiving advice of its outside counsel, to the effect that its Board of Trustees is required to do so in order to discharge properly its fiduciary duties) would, if consummated in accordance with its terms, result in a transaction more favourable from a financial point of view to its unitholders than the Transaction (any such Acquisition Proposal being referred to as a "**Superior Proposal**").

Each of CPL REIT and Retirement REIT has agreed to immediately notify the other of any existing or future Acquisition Proposal or any written request for non-public information relating to it or any of its subsidiaries in connection with an Acquisition Proposal or for access to its properties, books or records by any person or entity that informs any of its Representatives that it is considering making, or has made, an Acquisition Proposal.

Each of CPL REIT and Retirement REIT has covenanted that it will not change the recommendation in respect of the Transaction, and each of CPL REIT and Retirement REIT has covenanted that it will not enter into any agreement to propose, pursue, support or recommend any Acquisition Proposal (a "**Proposed Agreement**") without complying with the provisions of the Acquisition Agreement, including by providing the other with an opportunity to amend the Acquisition Agreement to provide for at least equivalent financial terms under the Transaction to those included in the Proposed Agreement as determined by the Board of Trustees, acting in good faith and in accordance with their fiduciary duties, after consultation with its financial advisors. In particular, each of CPL REIT and Retirement REIT covenanted to provide the other with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than three business days prior to its proposed execution. In the event that the other agrees to amend the Acquisition Agreement as provided above, each of CPL REIT and Retirement REIT has covenanted not to enter into the Proposed Agreement, unless the Acquisition Agreement is not so amended within those three business days. In the event the other does not agree to so amend the Acquisition Agreement, CPL REIT or Retirement REIT, as the case may be, is permitted to enter into the Proposed Agreement and to change its recommendation.

Transaction Fees and Expenses

Transaction fees and expenses relating to the Retirement REIT Offer and the Acquisition and Redemption Transaction will generally be the responsibility of the party incurring those expenses, provided that if the Transaction is not completed, then (subject to certain conditions) the parties shall bear such expenses equally. Except as noted below, certain transaction fees and expenses of common benefit, such as the costs of the Valuations, will be shared equally, and each of CPL REIT and Retirement REIT will bear the costs of its own independent committee of Trustees.

The Acquisition Agreement provides that, if it is terminated by either party (the "**Terminating Party**") under certain circumstances, including where (a) the Board of Trustees of the other party (the "**Other Party**") withdraws, or makes a modification adverse to the Terminating Party to, the recommendation with respect to the Transaction, or if it recommends or enters into a Proposed Agreement in respect of any other Acquisition Proposal (whether or not a Superior Proposal), other than as a result of or in response to a material breach by the Terminating Party of its obligations under the Acquisition Agreement; or (b) the Other Party is in breach of or in default in any material respect under any obligation contained in the Acquisition Agreement; the Other Party shall be responsible for all of the transaction fees and expenses of the Terminating Party.

Interim Arrangements

In connection with the completion of the Acquisition and Redemption Transaction, CPL REIT and Retirement REIT will undertake certain reorganization transactions which will result in administrative and tax efficiencies following the Time of Closing all as more particularly set out in the Acquisition Agreement. The Acquisition Agreement also provides that, before the completion of the Acquisition and Redemption Transaction, each of Retirement REIT and CPL REIT make available to the other information necessary to obtain any required consents or approvals.

Termination of Acquisition Agreement

The Acquisition Agreement may be terminated by either CPL REIT or Retirement REIT if: (a) any court of competent jurisdiction or other regulatory authority located or having jurisdiction within Canada or the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting completion of the Transaction and such order, decree, ruling or other action is or shall have become final and non-appealable, provided that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or contest the imposition of such injunction or action and such failure materially contributed to such positions; (b)(A) there has been a breach of or default in any material respect of any covenant, agreement or obligation of the other or (B) any of the representations and warranties made by the other in the Acquisition Agreement is inaccurate or untrue in any material respect, or (C) there has occurred a change in the assets, business, operations or capital of the other that has, or could reasonably be expected to have, a Material Adverse Effect (as defined in the Acquisition Agreement) on the other; (c) the conditions to the Transaction are not satisfied or waived on or before July 31, 2002; or (d) the other party has entered into a Proposed Agreement, the Board of Trustees of the other withdraws or makes any adverse modification with respect to its recommendation of the Transaction, the Board of Trustees of the other recommends any Acquisition Proposal (whether or not a Superior Proposal) and/or the unitholders of the other pass a resolution approving any Acquisition Proposal (whether or not a Superior Proposal).

If the Acquisition Agreement is terminated pursuant to the foregoing, Retirement REIT may terminate or withdraw the Retirement REIT Offer and Retirement REIT or CPL REIT, as applicable, may terminate the Acquisition and Redemption Transaction without any liability or further obligation under the Acquisition Agreement. The obligations under the Acquisition Agreement relating to expense reimbursement will survive the termination of the Acquisition Agreement.

Completion of Acquisition and Redemption Transaction

It is currently intended that, assuming all requisite approvals are obtained, the Acquisition and Redemption Transaction will be completed on April 30, 2002, provided that, in the event any of the conditions of closing contained in the Acquisition Agreement in favour of CPL REIT or Retirement REIT have not been fulfilled or waived by such date, the Acquisition and Redemption Transaction will be completed on a date mutually agreed by CPL REIT and Retirement REIT, but in no event later than July 31, 2002.

INFORMATION CONCERNING CPL REIT

Overview

CPL REIT began operations on May 6, 1997. CPL REIT invests in real properties operated as long term care facilities (also known as nursing homes or skilled nursing facilities) in Canada and the United States and is focused exclusively on the ownership and, through subsidiaries, the operation of long-term care facilities. CPL REIT is the largest owner and, through its subsidiaries, the largest operator of long term care facilities in Canada with a presence in selected U.S. markets. It owns a total of 62 facilities in Canada, containing 8,207 beds and 20 facilities in the United States with 2,230 beds. In addition, CPL REIT has 12 additional facilities in various stages of construction that will contain 1,387 additional beds. Further, CPL REIT manages 11 facilities in Ontario on behalf of third parties.

CPL REIT is directed by its Board of Trustees and management is currently provided externally pursuant to advisory and management agreements with Retirement Residences Operations (REIT) LP, a subsidiary of Retirement REIT. See "Advisory and Management Agreements" below.

Objectives of CPL REIT

The objectives of CPL REIT are to provide CPL REIT Unitholders with stable and growing cash distributions, payable monthly and substantially tax deferred, and to maximize distributions and unit value through efficient management of CPL REIT's properties and through accretive acquisitions and the development of additional facilities. The businesses associated with the properties are carried on by the direct and indirect subsidiaries of CPL REIT which operate the long term care businesses of CPL REIT.

Strategy of CPL REIT

CPL REIT believes that increasing demand for long term care facilities from an aging population and limited new supply of facilities due to strict government regulation create the conditions for stable financial performance, while growth may be achieved through efficient management and a disciplined acquisition and development strategy. CPL REIT's long term vision for growth has been based on developing strong regional operating groups and building a reputation based on an operating focus committed to the delivery of quality long term care services. CPL REIT's acquisition and development activities are aimed at growth in markets where it has already established or has the ability to establish a significant presence and is therefore able to build operational economies of scale. Regional markets are selected based on a variety of operating, market and funding parameters.

If the Transaction is approved, attractive acquisitions of long term care facilities will continue to be pursued by management to take advantage of the anticipated industry consolidation as operators in the long term care industry seek to achieve economies of scale and as government-operated facilities are privatized. Management has considerable experience in bringing operating, marketing and financial expertise to new acquisitions to enhance values. Their strategies include active cost management, redesign of programs and services, improved market positioning, renovations and capital improvements, which serve to assist maximizing the amount of cash generated and unit value.

Retirement REIT also expects to continue the growth of CPL REIT's business through the lease-up of four new facilities recently opened and the completion of 12 facilities currently under development.

CPL REIT has taken a conservative approach to its borrowing policies and in general uses medium to long term fixed rate debt financing in Canada. Although long term care facilities in Canada which are purchased by CPL REIT or Retirement REIT are expected to qualify for Canada Mortgage & Housing Corporation ("**CMHC**") insured mortgages, a decision is made at the time of each purchase whether to finance with CMHC insured mortgages or conventional mortgages. In the United States, CPL REIT has been using mainly medium term floating rate debt. Retirement REIT anticipates moving to fixed rate financing in respect of this debt as opportunities become available.

Advisory and Management Agreements

Pursuant to the advisory agreement dated May 6, 1997 between subsidiary entities of Retirement REIT (the "**Operator**") and CPL REIT, as amended (the "**Advisory Agreement**") and the management agreements between the Operator and certain subsidiaries of CPL REIT (the "**Management Agreements**"), Retirement REIT, through the Operator, conducts the business of providing advisory and management services to CPL REIT.

The Operator's role as advisor is to, among other things: (i) advise CPL REIT on major decisions, including proposed acquisitions, dispositions and financings; (ii) deal with investment dealers, financial institutions, brokers, consultants and other third party service providers; and (iii) supervise the maintenance of books and records and preparation of materials for CPL REIT Unitholders. As manager, the Operator provides, among other things, overall guidance and supervision of: (i) the management and administration of CPL REIT to facilitate proper resident care and efficient operation; (ii) compliance with all regulatory requirements; and (iii) marketing, public relations, accounting, financial reporting, labour relations and group purchasing.

The Operator receives the following fees for its role in managing and advising CPL REIT:

- monthly management fees equal to 2.75% of gross revenue of CPL REIT's operating subsidiaries other than (i) the operating subsidiary in respect of two Washington facilities, for which the monthly management fee has been waived under certain circumstances, and (ii) the operating subsidiary in respect of seven facilities located in the Northeastern United States, which facilities are not currently subject to a management agreement with the Operator;
- an annual advisory fee equal to 0.35% of the adjusted cost base of CPL REIT's assets (other than with respect to two Washington facilities, for which the annual advisory fee has been waived under certain circumstances), which fee is payable quarterly, one-half of which is required to be used by the Operator to purchase CPL REIT Units from treasury at the prevailing market price;
- an acquisition fee of 0.65% of the cost of any property purchased by CPL REIT from a party other than a related party, payable on the closing of such purchase;
- a disposition fee of 0.25% of the total sale price of any property sold by CPL REIT to a party other than a related party, payable on the closing of such sale; and
- a financing co-ordination fee of 0.25% of the principal amount of any financing or refinancing arranged for CPL REIT from a party other than a related party (this fee does not apply to mortgages assumed by CPL REIT at the time of the acquisition of a new property).

Net fees (after direct expenses) from the above activities totalled approximately $12.415 million for the year ended December 31, 1999 and approximately $13.406 million for the year ended December 31, 2000.

CPL REIT is entitled to terminate the Management Agreements and/or the Advisory Agreement, on six months' notice to the Operator with the approval of not less than two-thirds of the Independent Trustees of CPL REIT and two-thirds of the votes cast at a meeting of CPL REIT Unitholders called for that purpose, provided that during the first 10 years of the term of these agreements, CPL REIT may not, without the consent of the Operator, terminate any such agreement for financial advantage. In addition, these agreements may be terminated during their respective initial five year terms only if (i) the Operator or its related parties collectively own less than 852,045 units in the capital of the CPL REIT, or (ii) the Operator consents to such termination. Retirement REIT intends to terminate the Advisory Agreement and amend the Management Agreements, each in accordance with its terms.

In connection with the Acquisition and Redemption Transaction, Retirement REIT intends to terminate the Advisory Agreement concurrently with the completion of the Retirement REIT Offer and the Acquisition and Redemption Transaction, such that no fee shall be payable thereunder in connection with the Retirement REIT Offer or the Acquisition and Redemption Transaction. In addition, prior to the completion of the Acquisition and Redemption Transaction, the Management Agreements will be amended to change, among other things, the management fees payable thereunder to a cost-plus-15% basis. These fees will be payable between subsidiaries of Retirement REIT and will not affect Retirement REIT's distributable income.

The Industry

Long term care facilities provide long term skilled nursing care and ancillary services to those seniors who may require more care than is readily available in their community setting, or for whom government supported long term care is more feasible than the private cost of a retirement home. Long term care facilities typically employ registered nurses, registered practical nurses and qualified health care aides to provide nursing and personal care and personal support services as required. Long term care facilities also employ or engage recreational rehabilitators and social work professionals.

Retirement home facilities (also called assisted living facilities) provide a range of services, from independent living to specialty care, while the long term care facilities generally provide services for seniors who require greater care, including long term skilled nursing and other care. Retirement home facilities generally do not require a licence to operate, and residents do not receive any provincial government subsidies.

The long term care industry in Canada and the United States is characterized by: (i) an increasing demand for long term care beds; (ii) a restricted supply of these beds; (iii) a large number of single facility operators; and (iv) the potential privatization of government operated facilities. It is anticipated that these four key attributes of the industry in Canada and the United States will ensure growing cash flow.

Demand

CPL REIT's primary market is the accommodation and care of seniors who are 85 years of age or older. CPL REIT believes that the industry in both Canada and the United States will continue to experience strong demand as the result of an aging population and longer life expectancies (which is itself largely the result of ongoing advances in health care and changing lifestyles) and cost containment pressures on governments (see "Supply — Cost Containment Pressures").

Favourable Demand Demographics

The number of people 85 years of age or older is expected to grow significantly faster than the population as a whole, as can be seen in the projections shown below:

Five-Year Population Growth Rate CANADA



40
30
% 20
10
0
25
22
4
3
2006
2011
(Five years ending)
Total Population
Age 85 years+

Five-Year Population Growth Rate U.S.



40
30
% 20
10
0
16
15
4
4
2006
2011
(Five years ending)
Total Population
Age 85 years+

Source: Statistics Canada, U.S. Census Bureau

Supply

In both Canada and in many states within the United States, there is a restricted supply of new long term care beds. Most Canadian provincial and U.S. state governments limit new supply to maintain the financial health of the industry. As well, maintaining a restricted supply enables governments who fund long term care to keep costs under control.

The shift towards awarding new developments and increasing the number of licensed beds by governments in the United States and Canada is in part due to the increasing demand for long term care.

Most states in the United States regulate the approval of new beds through a Certificate of Need ("**CON**") regulatory process. In most United States jurisdictions, CONs are not issued unless the resident occupancy rate for long term care facilities in the region in which the new facility is proposed exceeds 90%. Transfers of existing beds are not generally subject to the CON regulatory process in the United States.

Declining Availability of Family Care

CPL REIT believes that the growing number of two-income families and the increasing mobility of individuals are reducing the family's role as the traditional care givers for the elderly, making it necessary for seniors to seek alternate accommodations, care and service as they age.

Cost Containment Pressures

In response to rapidly rising demand for health care services and the impact of government "balanced budget" programs, governments in Canada and the U.S. have adopted cost containment measures that have encouraged reduced lengths of hospital stays. One measure adopted is encouraging a transfer of seniors from higher cost hospital beds to lower cost term care facilities designed specifically for seniors. It is anticipated that long term care facilities will become more involved in the provision of transitional care, sub-acute and post-acute services in the forseeable future.

Competition

CPL REIT faces competition locally and regionally from other long term care providers. Nonetheless, CPL REIT believes that as a result of the localized nature of the long term care business, competition between facilities is low.

CPL REIT is the largest owner and, through its subsidiaries, is the largest operator of long term care facilities in Canada. In 2000, 64.5% of CPL REIT's sales and operating revenue were generated in Canada. CPL REIT has only one national competitor and a number of mid-sized local and regional competitors. The estimated size of the Canadian long term care market is approximately 180,000 beds of which approximately one third are "for-profit" facilities. Most of Canada's "for-profit" beds are owned and operated as single facilities or by small chains of two to four properties. Management believes that the following are the larger "for-profit" long term care businesses in Canada:

Extendicare (Canada) Inc. (national)	owns or operates 58 long term care facilities in Canada with 7,238 beds.
Royal Crest Lifecare Inc. (Ontario only)	owns 11 long term care facilities with 1,750 beds.
Diversicare Canada Management Services Co. Inc. (Ontario only)	operates 10 long term care facilities with 1,518 beds.
Leisureworld Inc. (Ontario only)	owns 8 long term care facilities with 1,232 beds.
Omni Health Care Ltd. (Ontario only)	owns 14 long term care facilities with 978 beds.
Caressant Care Nursing and Retirement Homes Limited (Ontario only)	owns 13 long term facilities with 900 beds.
Metro Capital Group Limited (operating as Metcap Living) (Ontario only)	owns 7 long term care facilities with 662 beds.

In the United States there are a significant number of large multi-facility national and regional operators. It is estimated that there are 17,000 long term care facilities in the United States. Of this total, approximately 67% are owned by commercial operators with the balance owned by non-profit groups and governments. Of the "for-profit" operators, over 80% of the long term care facilities are owned by chains. There are over 40 publicly traded corporations and real estate investment trusts involved in the long term care business in the U.S.

CPL REIT, through its direct and indirect subsidiaries, has established a significant presence in selected markets in the United States. It is the largest owner/operator of long term care facilities in the State of Vermont and operates three facilities in each of the States of Conneticut and New Jersey. CPL REIT has also established a small presence in the States of Washington, Massachusetts, Maryland, Virginia and New Hampshire.

PRO FORMA FINANCIAL INFORMATION

Selected Pro Forma Financial Information

The selected pro forma quarterly financial information set forth below is an excerpt from the pro forma financial information provided by management of Retirement REIT (annexed hereto in Schedule "D") giving effect to the Acquisition and Redemption Transaction, and to the acquisition by Retirement REIT of certain net assets of Central Park Lodges Ltd. and its Subsidiaries ("**Vendorco**") pursuant to Retirement REIT's initial public offering which closed April 11, 2001:

Pro Forma Condensed Statements of Net Income ($000s)	Pro Forma Vendorco and CPL REIT Quarter Ended March 31, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended June 30, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended September 30, 2001	Pro Forma Retirement REIT and CPL REIT Nine Months Ended September 30, 2001
Retirement Home Operating Income	$ 18,352	$ 19,618	$ 19,757	$ 57,727
Home Health Care Operating Income	649	727	648	2,024
Long Term Care Operating Income	21,097	23,153	24,361	68,611
Lodges Fee Income	310	404	431	1,145
Other Income	218	150	328	696
General and Administrative and Trust Expenses	(7,896)	(8,497)	(8,341)	(24,734)
Interest Expense	(17,781)	(16,957)	(16,641)	(51,379)
Depreciation and Amortization	(7,081)	(7,928)	(7,971)	(22,980)
Future Income Tax Benefit (Expense)	389	3,781	(444)	3,726
Current Income Tax	(107)	(65)	(101)	(273)
Net Income	$ 8,150	$ 14,386	$ 12,027	$ 34,563
Units (weighted average)	58,182	60,765	60,890	59,956
Units diluted (weighted average)	58,182	60,765	60,890	59,956
Net Income per Unit	$ 0.12	$ 0.21	$ 0.17	$ 0.50
Diluted Net Income per Unit	$ 0.12	$ 0.21	$ 0.17	$ 0.50

The following pro forma distributable income information is determined in accordance with the definition of distributable income as outlined in the Notes to the Pro Forma Consolidated Balance Sheet and Consolidated Statements of Net Income (annexed hereto in Schedule "D");

Pro Forma Distributable Income Information ($000s)	Pro Forma Vendorco and CPL REIT Quarter Ended March 31, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended June 30, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended September 30, 2001	Pro Forma Retirement REIT and CPL REIT Nine Months Ended September 30, 2001
Net Income (as above)	$ 8,150	$ 14,386	$ 12,027	$ 34,563
Add: Future Income Tax (Benefit) Expense	(389)	(3,781)	444	(3,726)
Add: Depreciation and Amortization	7,081	7,928	7,971	22,980
Distributable Income	$ 14,842	$ 18,533	$ 20,442	$ 53,817
Units (weighted average)	58,182	60,765	60,890	59,956
Units Diluted (weighted average)	65,616	68,199	68,324	67,390
Distributable Income Per Unit	$ 0.26	$ 0.30	$ 0.34	$ 0.90
Diluted Distributable Income per Unit	$ 0.24	$ 0.28	$ 0.31	$ 0.83

Pro Forma Operations

If the Transaction is successfully completed, based on Retirement REIT management's estimates and publicly available information as of the date of this information circular, Retirement REIT would own, directly or indirectly, a portfolio of 154 homes, of which 28 will be situated in the United States. In total, all of the homes will contain 10,128 long term care beds and accommodation for 7,334 retirement home residents. Retirement REIT would also have 24 homes under development containing 1,802 long term care beds and capacity for 876 retirement home residents. Retirement REIT would be the third largest Canadian REIT, based upon market capitalization of CPL REIT, Retirement REIT and the other Canadian REITs as at February 12, 2002. Please see Schedule "D" annexed hereto, "Financial Information".

INFORMATION CONCERNING SECURITIES OF CPL REIT AND RETIREMENT REIT

The closing prices of the CPL REIT Units and Retirement REIT Units on the Toronto Stock Exchange (the "**TSE**") on February 18, 2002, the last trading day immediately prior to the announcement of the terms of the Transaction, were $15.07 per unit and $12.60 per unit, respectively, the ratio of which is 1.196. The closing prices of CPL REIT Units and Retirement REIT Units on the TSE for the 20 trading days preceding February 18, 2002 were $14.92 and $12.49, respectively, the ratio of which is 1.195. The closing prices of the CPL REIT Units and Retirement REIT Units on the TSE on October 18, 2001, the date of the first public announcement of management's consideration of the Transaction, were $13.84 per unit and $12.00 per unit, respectively. The average closing price of the Retirement REIT Units on the TSE for the 20 trading days preceding October 18, 2001 was $11.91 per unit. The average closing price of the CPL REIT Units on the TSE for the 20 trading days preceding October 18, 2001 was $13.90 per unit.

Price Range and Trading Volume of CPL REIT Units

The CPL REIT Units are listed and posted for trading on the TSE. The combined volume of trading and price ranges of the CPL REIT Units on the TSE are set forth in the following table for the periods indicated:

Period	High	Low	Volume (in thousands)
2002			
February 1-18	$15.20	$14.50	308
January	15.40	14.06	1,175
2001			
December	14.25	13.95	708
November	14.00	13.50	627
October	14.05	13.30	860
September	14.40	13.39	493
August	14.00	12.70	1,029
July	14.20	13.78	1,045
June	14.58	13.75	796
May	14.85	14.25	1,106
April	14.95	13.95	1,153
March	14.60	13.26	1,042
February	14.84	13.70	718
January	14.40	12.95	659

Price Range and Trading Volume of Retirement REIT Units

The Retirement REIT Units are listed and posted for trading on the TSE. The combined volume of trading and price ranges of the Retirement REIT Units on the TSE since April 11, 2001, the date of its initial public offering and listing on the TSE, are set forth in the following table for the periods indicated:

Period	High	Low	Volume (in thousands)
2002			
February 1-18	$12.70	$12.20	662
January	12.74	12.15	1,529
2001			
December	12.20	11.85	1,191
November	12.20	11.71	1,741
October	12.55	11.70	1,350
September	12.20	11.15	1,047
August	12.25	10.90	1,377
July	11.00	10.65	949
June	11.05	10.65	1,535
May	11.00	10.50	953
April 11-30	10.70	10.00	993

SOLICITATION OF PROXIES

The solicitation of proxies by this information circular is being made by or on behalf of the Board of Trustees of Retirement REIT and the total cost of this solicitation by or on behalf of the Board of Trustees, which is expected to be $250,000, will be borne by Retirement REIT. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by agents of Retirement REIT. Retirement REIT may, following the date hereof, engage soliciting agents pursuant to contracts or arrangements for the solicitation of proxies, the cost of which contracts or arrangements will be borne by Retirement REIT and be in addition to the cost disclosed above. The information contained in this information circular is given as at February 12, 2002 except where otherwise noted.

APPOINTMENT OF PROXIES

The persons designated in the enclosed form of proxy are Trustees or senior officers of Retirement REIT or representatives of the Trustees or senior officers of Retirement REIT. A Retirement REIT Unitholder who wishes to appoint some other person to represent the unitholder at the Special Meeting may do so by striking out the names of the persons designated in the enclosed form of proxy and by inserting the name of such other person to be appointed in the blank space provided. Such other person need not be a Retirement REIT Unitholder.

To be valid, proxies must be deposited with CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, so as to arrive not later than 11:00 a.m. on April 5, 2002 or, if the Special Meeting is adjourned, two hours before the commencement of any adjournment of the Special Meeting or to the Chairman of the Special Meeting at any time prior to the commencement of the Special Meeting on the day of the Special Meeting or any adjournment thereof.

NON-REGISTERED HOLDERS

Only registered holders of Retirement REIT Units, or the persons they appoint as their proxies, are permitted to attend and vote at the Special Meeting. However, in many cases, Retirement REIT Units beneficially owned by a holder (a "**Non-Registered Holder**") are registered either:

(a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the Retirement REIT Units, such as, among others, banks, trust companies, securities dealers or brokers and Trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, Retirement REIT has distributed copies of the Notice of Meeting, this information circular and the form of proxy (collectively, the "**meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

A. be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Retirement REIT Units beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, as described above;

or

B. more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Retirement REIT Units they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Special Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

REVOCATION

A registered Retirement REIT Unitholder who has given a proxy may revoke the proxy:

(a) by completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above; or

(b) by depositing an instrument in writing executed by such Retirement REIT Unitholder or by such Unitholder's attorney authorized in writing with the Chairman of the Special Meeting prior to the commencement of the Special Meeting or any adjournment of the Special Meeting; or

(c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Special Meeting.

VOTING OF UNITS REPRESENTED BY TRUSTEES' PROXIES

The representatives of the Board of Trustees designated in the enclosed form of proxy (printed on grey paper) will vote for or against the Retirement REIT Units in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the Retirement REIT Unitholder as indicated on the proxy and, if the Retirement REIT Unitholder specifies a choice with respect to any matter to be acted upon, the Retirement REIT Units will be voted accordingly. In the absence of such direction, such Retirement REIT Units will be voted by the persons designated therein FOR the Retirement REIT Approval Resolution.

The enclosed form of proxy (printed on grey paper) confers discretionary authority upon the persons designated therein with respect to amendments, if any, to matters identified in the Notice of Special Meeting and with respect to other matters, if any, which may properly come before the Special Meeting. The aforesaid Retirement REIT Units will be voted with respect to any such matter in accordance with the judgment of the persons named therein. At the date of this information circular, the Board of Trustees knows of no such amendments or other matter. However, if any such amendment or other matter which is not now known to the Board of Trustees should properly come before the Special Meeting, or if a motion is brought seeking to adjourn the Special Meeting, including in order to consider any such amendment or other matter, the Retirement REIT Units represented by the proxies solicited by this information circular will be voted thereon in accordance with the best judgment of the representatives voting such proxies.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, management of Retirement REIT is not aware of any material interest, direct or indirect, of any Trustee or senior officer of Retirement REIT, or any person beneficially owning, directly or indirectly, more than 10% of the Retirement REIT Units or any associate or affiliate thereof in any transaction since April 11, 2001 or in any proposed transaction which has materially affected or would materially affect Retirement REIT or any of its subsidiaries.

Messrs. Paul Reichmann, Barry Reichmann, George Kuhl and C. William Dillane, who are Trustees and/or senior officers of Retirement REIT, are Trustees and/or senior officers of CPL REIT and/or directors and/or senior officers of its material subsidiaries.

In addition, certain Trustees and senior officers of Retirement REIT own, directly or indirectly, or have control or direction over outstanding securities of CPL REIT and Retirement REIT. See "Ownership of Securities of CPL REIT and Retirement REIT".

A senior officer of Retirement Residences Genpar Inc., a wholly-owned subsidiary of Retirement REIT, provides services to, and holds a nominal limited partnership interest in, CPD LP. CPD LP is a party to a development agreement with Retirement REIT dated April 11, 2001.

VOTING AT MEETING AND QUORUM

On February 12, 2002, 38,756,805 units of Retirement REIT were issued and outstanding. In addition, Retirement REIT has outstanding 1,965,000 options to acquire Retirement REIT Units. Each Retirement REIT Unit entitles its holder to one vote at meetings of unitholders of Retirement REIT. Holders of Retirement REIT Units of record at the close of business on February 21, 2002, the record date established for notice of the Special Meeting, will be entitled to vote at the Special Meeting, or any adjournment thereof, either in person or by proxy.

Although neither the terms of the Retirement REIT Declaration of Trust nor applicable law (including securities law) require the approval of the Retirement REIT Unitholders for the implementation of the Transaction, given the nature and importance of the transactions contemplated by the Acquisition Agreement to Retirement REIT Unitholders, the Independent Committee determined it advisable and in the best interests of the Retirement REIT Unitholders to hold the Special Meeting. Similarly, although the Retirement REIT Declaration of Trust does not prohibit implementation of the Transaction, the Independent Committee determined that amendment of the Retirement REIT Declaration of Trust as set out in the Retirement REIT

Approval Resolution was prudent. The Independent Committee has determined that the Transaction must be approved by not less than two-thirds of the votes cast by the Retirement REIT Unitholders present in person, or represented by proxy, at the Special Meeting. In addition, pursuant to the terms of the Retirement REIT Declaration of Trust, the amendments to the Retirement REIT Declaration of Trust contemplated by the Retirement REIT Approval Resolution also require approval by not less than two-thirds of the votes cast by the Retirement REIT Unitholders present in person, or represented by proxy, at the Special Meeting. In the event that the Retirement REIT Approval Resolution is not approved by two-thirds of the votes cast by Unitholders, the Transaction will not be completed. Pursuant to the Retirement REIT Declaration of Trust, the quorum at the Meeting or any adjournment thereof shall consist of at least two individuals present in person, each of whom is a Retirement REIT Unitholder or a proxyholder representing a unitholder, and who hold or represent by proxy not less than 5% of the total number of outstanding Retirement REIT Units. **For the reasons described under the section of this information circular entitled "The Acquisition and Redemption Transaction — Recommendation of Trustees and Reasons for Recommendation", the Board of Trustees recommends that all Retirement REIT Unitholders VOTE FOR the Retirement REIT Approval Resolution. It is the intention of the representatives designated on the enclosed form of proxy to vote the Retirement REIT Units in respect of which they are appointed proxy FOR the Retirement REIT Approval Resolution. To be approved, the Retirement REIT Approval Resolution must be passed by at least two-thirds of the votes cast by Retirement REIT Unitholders present in person or represented by proxy at the Special Meeting.**

The text of the Retirement REIT Approval Resolution is attached to this information circular as Schedule "A".

PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the Trustees and senior officers of Retirement REIT, after reasonable enquiry, no person or company, at the date hereof, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Retirement REIT Units, except as follows:

Name(1)	Number of Retirement REIT Units	Percentage of Retirement REIT Units	Options to purchase Retirement REIT Units(1)
Barry Reichmann	6,205,441(2)	16.0%	200,000
George Kuhl	4,164,231(2)	10.7%	200,000

Notes:

(1) Information as to securities of Retirement REIT beneficially owned or over which control or direction is exercised has been obtained from the holder.

(2) Includes securities held by associates.

420

OWNERSHIP OF SECURITIES OF CPL REIT AND RETIREMENT REIT

Except as described below, no Trustee or senior officer of Retirement REIT and, based on the knowledge of the Trustees and senior officers of Retirement REIT, after reasonable enquiry, no associate of any such Trustee or senior officer, and no person or company holding more than 10% of the outstanding Retirement REIT Units, owns or has control or direction over any outstanding securities of CPL REIT or Retirement REIT. Based on the knowledge of the Trustees and senior officers of Retirement REIT no person is acting jointly or in concert with Retirement REIT.

	Securities of CPL REIT				Securities of Retirement REIT			
Name and Position with Retirement REIT[1]	Number of CPL REIT Units	Percentage of CPL REIT Units	CPL REIT Units under Options Granted	Percentage of Options Outstanding	Number of Retirement REIT Units	Percentage of Retirement REIT Units	Retirement REIT Units under Options Granted	Percentage of Options Outstanding
WILLIAM G. DAVIS Chairman and Trustee	—	—	—	—	—	—	50,000	2.5%
JOHN EVANS Trustee	—	—	—	—	15,000	(3)	35,000	1.8%
ERNIE EVES Trustee	—	—	—	—	—	—	35,000	1.8%
GEORGE KUHL Vice Chairman and Trustee	729,569(4)	3.0%	37,500	3.5%	4,164,231(4)	10.7%	200,000	10.2%
BARRY REICHMANN President, Chief Executive Officer and Trustee	1,432,346	5.8%	100,000	9.3%	6,205,441(4)	16.0%	200,000	10.2%
PAUL REICHMANN Trustee	3,111,632(4)	12.6%	—	—	1,614,143	4.2%	—	—
DEREK WATCHORN Trustee	—	—	—	—	20,000	(3)	35,000	1.8%
LAWRENCE KOENIG(5) Senior Executive Vice President	135,926(4)	(3)	—	—	798,144(4)	2.1%	200,000	10.2%
LILY GOODMAN(5) Senior Executive Vice President	—	(6)	15,000	1.4%	154,500	(3)	250,000	12.7%
MANFRED J. WALT Executive Vice President and Chief Financial Officer	32,536(4)	(3)	30,000	2.8%	160,552(4)	(3)	200,000	10.2%
C. WILLIAM DILLANE(5) Senior Vice President, Nursing Homes	—	(6)	195,400	18.1%	51,000	(3)	—	—
ROD WILSON(5) Senior Vice President, Marketing	—	(6)	15,000	1.4%	—	—	125,000	6.4%
MICHAEL FRASER(5) Vice President, Finance	—	—	40,000	3.7%	40,000	(3)	75,000	3.8%

Notes:

(1) Individual Trustees and senior officers have furnished information as to securities beneficially owned by them or over which they exercise control or direction and as to the holdings of their respective associates.

(2) In December 2001, all outstanding Class B Exchangeable Units issued by Retirement Residences Operations (REIT) LP, a subsidiary entity of Retirement REIT, were exchanged pursuant to their terms for Retirement REIT Units.

(3) Percentage represents less than 1% of the outstanding securities of that class.

(4) Includes securities held by associates.

(5) Positions listed are held in Retirement Residences Genpar Inc., the general partner of the principal operating subsidiary of Retirement REIT.

(6) CPL REIT has issued an aggregate principal amount of $34,500,000 Convertible Unsecured Subordinated Debentures, convertible at $14.25 per CPL REIT Unit, and an aggregate principal amount of $50,000,000 Convertible Unsecured Subordinated Debentures, convertible at $13.25 per CPL REIT Unit. Mr. Dillane, Ms Goodman and Mr. Wilson own Convertible Debentures in the principal amount of $50,000, $50,000 and $13,000, respectively, in each case representing less than 1% of the principal amount of Convertible Debentures outstanding.

ACCEPTANCE OF TRANSACTION

Retirement REIT Unitholders holding approximately 35% of the outstanding Retirement REIT Units (comprising members of the Reichmann and Kuhl families, Trustees and senior officers of CPL REIT and Retirement REIT, and certain of their respective associates) have agreed to vote in favour of the Retirement REIT Approval Resolution. See "Acceptance of Transaction". See "Principal Holders of Securities" and "Ownership of Securities of CPL REIT and Retirement REIT".

EXECUTIVE COMPENSATION AND INDEBTEDNESS

The following table sets forth information concerning the annual and long-term compensation arrangements for services rendered in the 2001 fiscal year of Retirement REIT, in respect of each of the individuals who are the Chief Executive Officer and the four other most highly compensated executive officers of the Retirement REIT and its subsidiaries.

Summary of Compensation Arrangements
for the period April 11 to December 31, 2001

Name	Salary	Bonus(1)	Other Annual Compensation(2)	Securities Under Options Granted (#)
Barry Reichmann	$246,346	—	(3)	200,000
George Kuhl	$246,346	—	(3)	200,000
Lily Goodman	$211,154	—	$27,983	250,000
Manfred J. Walt	$211,154	—	(3)	200,000
Rod Wilson	$193,558	—	$27,769	125,000

Notes:

(1) To be determined following the completion of the 2001 fiscal year and at the discretion of the Corporate Governance and Compensation Committee of the board of trustees of the Retirement REIT.

(2) Represents car allowance and life and accidental death insurance.

(3) Total Other Annual Compensation represents less than 10% of salary plus bonus.

No Trustee, executive officer or senior officer of Retirement REIT (or any associate of such persons) is, or at any time since April 11, 2001 has been, indebted to Retirement REIT or any of its subsidiaries and no such person's indebtedness is or has been the subject of a guarantee or similar arrangement or understanding by Retirement REIT or any of its subsidiaries.

LEGAL MATTERS

Certain legal matters in connection with the Transaction will be passed upon by Goodmans LLP, as counsel to Retirement REIT and CPL REIT, and by Davies Ward Phillips & Vineberg LLP, as Canadian tax counsel to Retirement REIT and CPL REIT, on behalf of the Independent Committee to the Board of Trustees of CPL REIT by McCarthy Tétrault LLP and on behalf of the Independent Committee of the Board of Trustees of Retirement REIT by Torys LLP. As at February 18, 2002, partners and associates of Goodmans LLP, as a group, partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, partners and associates of McCarthy Tétrault LLP, as a group, and partners and associates of Torys LLP, as a group, each beneficially owned, directly or indirectly, less than 1% of the Retirement REIT Units.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated herein by reference and form an integral part of this information circular:

(a) Annual information form of Retirement REIT dated October 19, 2001;

(b) the sections in the long form prospectus of Retirement REIT dated March 30, 2001 entitled "Management of the Retirement REIT and the Operator", "History of Vendorco and the Nursing REIT", "Trustees and Key Management", "Executive Compensation", "Principal Unitholders", "Promoter", "Material Contracts" and "Interests of Management and Others in Material Contracts"; and

(c) consolidated interim unaudited financial statements of Retirement REIT for the interim period April 11, 2001 to September 30, 2001 and management's discussion and analysis of financial condition and results of operations thereon.

In this information circular, the word "herein" includes this information circular and all documents incorporated by reference in this information circular.

Any documents of the types referred to above (excluding confidential material change reports) filed by Retirement REIT with the various provincial securities commissions or any similar authorities in the provinces of Canada after the date of this information circular shall be deemed to be incorporated by reference in this information circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this information circular to the extent that a statement contained herein, or in any other subsequently filed documents, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this information circular.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Retirement REIT will provide to any person or company, upon request to its Chief Financial Officer, 175 Bloor Street East, South Tower, 6th Floor, Toronto, Ontario, M4W 3R8, telephone: (416) 929-5450; Facsimile: (416) 929-1340; Attention: Manfred J. Walt, a copy of the following documents to the person or company making such request and, in the case of a Retirement REIT Unitholder, without charge:

(a) the most recently filed annual information form of each of CPL REIT and Retirement REIT, together with a copy of any document or pertinent pages of any document, incorporated therein by reference;

(b) the comparative financial statements of CPL REIT for its financial year ended December 31, 2000 and the report of its auditors thereon;

(c) the annual report of CPL REIT for its financial year ended December 31, 2000, which includes management's discussion and analysis of financial conditions and results of operations;

(d) the interim financial statements of CPL REIT for the nine months ended September 30, 2001 and of Retirement REIT for the period from April 11, 2001 to September 30, 2001 and management's discussion and analysis of financial condition and results of operations thereon;

(e) the Information Circular for the most recent annual meeting of CPL REIT Unitholders;

(f) the sections in the long form prospectus of Retirement REIT dated March 30, 2001 entitled "Management of the Retirement REIT and the Operator", "History of Vendorco and the Nursing REIT", "Trustees and Key Management", "Executive Compensation", "Principal Unitholders", "Promoter", "Material Contracts" and "Interests of Management and Others in Material Contracts"; and

(g) this information circular and the Retirement REIT Offering Circular.

For the purpose of the Province of Quebec, this information circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Retirement REIT at the above-mentioned address and telephone number.

The interim financial statements of Retirement REIT for the period from April 11, 2001 to September 30, 2001 will be sent without charge to anyone requesting them.

OTHER INFORMATION

Except as otherwise described or referred to in this information circular, no information is known to the Trustees which would reasonably be expected to affect the decision of the Retirement REIT Unitholders to accept or reject the Transaction.

OTHER BUSINESS

Retirement REIT knows of no matter to come before the Special Meeting other than the matters referred to in this information circular.

TRUSTEES' APPROVAL

The contents and sending of this information circular have been approved by the Board of Trustees of Retirement REIT. The foregoing: (i) contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made; and (ii) does not contain any misrepresentation likely to affect the value or the market price of the Retirement REIT Units.

By order of the Board of Trustees of
RETIREMENT RESIDENCES REAL ESTATE
INVESTMENT TRUST

(Signed) The Honourable William G. Davis, P.C., C.C., Q.C.,
Chairman of the Board of Trustees

February 19, 2002

CONSENT OF CIBC WORLD MARKETS INC.

TO: The Trustees of Retirement Residences Real Estate Investment Trust ("**Retirement REIT**")

WE HEREBY CONSENT to the inclusion in the information circular dated February 19, 2002 of Retirement REIT (the "Circular") of our opinion dated February 12, 2002 to the Independent Committee of the Board of Trustees and the Board of Trustees of Retirement REIT, a complete copy of which is attached as Schedule "B" to the Circular and any reference to such opinion under the sections of the Circular entitled "Recommendation of the Trustees and Reasons for Recommendation".

DATED at Toronto, Ontario, Canada this 19th day of February, 2002.

(Signed) **CIBC WORLD MARKETS INC.**

CONSENT OF KPMG CORPORATE FINANCE INC.

To: The Trustees of Retirement Residences Real Estate Investment Trust ("**Retirement REIT**")

WE REFER to the formal valuations (the "**Valuations**") dated February 15, 2002, which we prepared for Retirement REIT and CPL REIT jointly for the purpose of the Retirement REIT Offer and the Acquisition and Redemption Transaction (as defined in the Circular). We hereby consent to the filing of the Valuations with all provincial regulatory authorities and the inclusion of the Valuations and a summary thereof in the information circular (the "**Circular**") of Retirement REIT dated February 19, 2002.

DATED at Toronto, Ontario, Canada this 19th day of February, 2002.

(Signed) **KPMG CORPORATE FINANCE INC.**

(This page has been left blank intentionally.)

SCHEDULE "A"

RETIREMENT REIT APPROVAL RESOLUTION

BE IT RESOLVED THAT:

1. (i) The purchase by Retirement Residences Real Estate Investment Trust ("**Retirement REIT**") of substantially all of the assets of CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") in consideration of the assumption by Retirement REIT of substantially all of CPL REIT's liabilities and obligations and the issuance by Retirement REIT to CPL REIT of units of Retirement REIT, and the making of a related offer to acquire up to 14,000,000 units of CPL REIT, all in accordance with the acquisition agreement (the "**Acquisition Agreement**") between Retirement REIT and CPL REIT substantially in the form annexed as Appendix I to this Schedule "A" to the accompanying information circular, and

   (ii) the amendments to Retirement REIT's First Amended and Restated Declaration of Trust dated as of March 30, 2001 in the form annexed as Appendix II to this Schedule "A" to the accompanying information circular

   are hereby authorized and approved and, in order to give effect thereto, the Board of Trustees of Retirement REIT is hereby authorized to pass such resolutions and do such other things as may be considered necessary or desirable in their sole discretion to give effect to the Acquisition Agreement and the transactions contemplated thereby.

2. The Trustees of Retirement REIT are hereby authorized to abandon or otherwise terminate the Acquisition Agreement and any of the transactions contemplated thereby in their discretion without any action or further approval of the Retirement REIT Unitholders.

APPENDIX I TO SCHEDULE "A"

ACQUISITION AGREEMENT

THIS AGREEMENT made the 19th day of February, 2002.

B E T W E E N:

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST, a trust created under the Laws of the Province of Ontario,

(hereinafter referred to as "**Retirement REIT**")

– and –

CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST, a trust created under the Laws of the Province of Ontario,

(hereinafter referred to as "**CPL REIT**")

WHEREAS the CPL REIT Trustees have determined that it is in the best interests of CPL REIT and the CPL REIT Unitholders for CPL REIT to enter into the Acquisition and Redemption Transaction (as each of such terms are defined below);

AND WHEREAS this agreement will be considered at a special meeting (the "**CPL REIT Special Meeting**") of the CPL REIT Unitholders;

AND WHEREAS Retirement REIT Trustees (defined below) have determined that it is in the best interests of Retirement REIT and Retirement REIT Unitholders (defined below) for Retirement REIT to enter into the Acquisition and Redemption Transaction;

AND WHEREAS this agreement will be considered at a special meeting (the "**Retirement REIT Special Meeting**") of Retirement REIT Unitholders;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties of the parties hereinafter contained, the parties agree as follows:

ARTICLE I

INTERPRETATION

Section 1.1 Definitions.

In this agreement unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

"**Acquisition and Redemption Transaction**" means the transaction which would provide for, *inter alia*, the transfer of all the CPL REIT Assets to Retirement REIT in consideration of the Asset Payment Units and the assumption of the Assumed Liabilities by Retirement REIT and the distribution of all Transfer Payment Units (other than those in respect of Excluded CPL REIT Units) to the CPL REIT Unitholders as of the Time of Closing upon, and as consideration for, the acquisition and cancellation of all of the CPL REIT Units other than the Excluded CPL REIT Units, all as described in Article II hereof;

"**Acquisition Proposal**" means any take-over bid, tender offer or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of assets (other than in the ordinary course of business), sale of securities (other than pursuant to the exercise of currently outstanding options or conversion rights), re-capitalization, liquidation, dissolution, winding-up or similar transaction, other than the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement, including the Reorganization Transactions;

"**Advisory Agreement**" means the advisory agreement dated May 6, 1997 between Retirement Residences Operations (REIT) LP (as successor in interest to Central Park Lodges Ltd. by assignment and transfer) and CPL REIT, as amended;

"**affiliate**" has the meaning corresponding to the meaning of "affiliated companies" in the Ontario Act (for such purposes, as if CPL REIT and Retirement REIT were corporations rather than trusts), except as otherwise provided;

"**Amalgamation**" means the amalgamation of subsidiaries of CPL REIT (including Central Care Corporation and VCL), as more specifically set out in Schedule "B" to this agreement;

"**Ancillary Equipment Purchase**" means the sale of tangible personal property, including furniture and equipment, of CPL REIT to a subsidiary of Retirement REIT in consideration for the Note (in connection with whose issuance the subsidiary agrees to reimburse CPL REIT for a portion of issue costs previously incurred by CPL REIT) and in consideration for a special partnership interest in the subsidiary, as more specifically set out in Schedule "B" to this agreement;

"**Ancillary Property Purchase**" means the sale and transfer of beneficial ownership of certain nursing homes and related assets of Central Care Corporation to Retirement REIT in consideration for the assumption by Retirement REIT of the mortgages in respect thereof and the issuance by it of a note for the balance of the purchase price, all as more specifically set out in Schedule "B" to this agreement;

"**Applicable Canadian Securities Laws**" means, collectively, and as the context may require, the Ontario Act, the provincial securities legislation of the other Reporting Provinces, and the rules, regulations and policies published and/or promulgated thereunder (including Rule 61-501 of the Ontario Securities Commission and analogous rules and policies of other Securities Authorities), as such may be amended from time to time prior to the Closing Date;

"**Asset Payment Units**" has the meaning ascribed thereto in Section 2.5;

"**associate**" has the meaning ascribed thereto in the Ontario Act (for such purposes, as if CPL REIT and Retirement REIT were corporations rather than trusts), except as otherwise provided;

"**Assumed Employees**" has the meaning ascribed thereto in Section 2.3;

"**Assumed Liabilities**" means the liabilities and obligations of CPL REIT reflected on the books of CPL REIT and those additional liabilities and obligations (but, for greater certainty, only such additional liabilities and obligations) as agreed between Retirement REIT and CPL REIT;

"**Assumption Agreement**" has the meaning ascribed thereto in Section 2.5;

"**business day**" has the meaning ascribed thereto in the Retirement REIT Declaration of Trust;

"**CCRA**" means Canada Customs and Revenue Agency;

"**Closing Date**" means April 30, 2002, provided that, in the event any of the conditions of closing contained in this agreement in favour of CPL REIT or Retirement REIT have not been fulfilled or waived by such date, the Closing Date shall be extended to a date mutually agreed by CPL REIT and Retirement REIT, but in no event later than the Outside Date;

"**Competition Act**" means the *Competition Act* (Canada), as amended;

"**Control Person Restrictions**" means the restrictions imposed under Applicable Canadian Securities Laws upon trades by Control Persons;

"**Control Persons**" means holders of Retirement REIT Units who would fall within the class of holders described in paragraph (c) of the definition of "distribution" contained in subsection 1(1) of the Ontario Act (and its equivalent under Applicable Canadian Securities Laws of the remaining Reporting Provinces) after giving effect to the consummation of the transactions contemplated hereby;

"**CPL REIT Assets**" means all the property, assets and undertaking of CPL REIT of whatsoever nature or kind, present and future, and wheresoever located, including leases, the Note, shares or other interests in the capital of CPL REIT's direct subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of CPL REIT but specifically excluding the Retained Assets;

"**CPL REIT Circular**" has the meaning ascribed thereto in Section 2.10;

"**CPL REIT Convertible Debentures**" means the 10.5% Convertible Unsecured Subordinated Debentures issued by CPL REIT due June 1, 2005 in the initial aggregate principal amount of $34,500,000 and the 10.5% Convertible Unsecured Subordinated Debentures issued by CPL REIT due June 1, 2005 in the initial aggregate principal amount of $50,000,000, of which, as at the date hereof, Convertible Unsecured Subordinated Debentures in the principal amounts of $34,427,000 and $48,464,000 remain outstanding, respectively;

"**CPL REIT Declaration of Trust**" means CPL REIT's amended and restated declaration of trust dated as of March 9, 2000, as amended;

"**CPL REIT Disclosure Letter**" means the letter of even date from CPL REIT delivered to Retirement REIT;

"**CPL REIT Fairness Opinion**" has the meaning ascribed thereto in Section 3.25;

"**CPL REIT Financial Statements**" has the meaning ascribed thereto in Section 3.7;

"**CPL REIT Options**" means the CPL REIT Unit purchase options granted under CPL REIT's Unit Option Plan;

"**CPL REIT Special Meeting**" has the meaning ascribed thereto in the recitals of this agreement;

"**CPL REIT Reports**" has the meaning ascribed thereto in Section 3.7;

"**CPL REIT's Minority Unitholders**" means all CPL REIT Unitholders who hold CPL REIT Units, the votes attached to which are not excluded for purposes of determining minority approval for the Acquisition and Redemption Transaction in accordance with Applicable Canadian Securities Laws (including the Related Party Rules);

"**CPL REIT Trustees**" means the individuals who are trustees of CPL REIT;

"**CPL REIT Unit**" means a trust unit issued by CPL REIT;

"**CPL REIT Unit Option Plan**" means CPL REIT's Unit Option Plan, as amended;

"**CPL REIT Unitholder Approval**" means approval of the Acquisition and Redemption Transaction and related matters at a meeting, convened and held in accordance with the CPL REIT Declaration of Trust, by (i) the affirmative vote of the holders of not less than 66⅔% of the CPL REIT Units represented at such meeting, and (ii) the affirmative vote of a simple majority of the votes cast by CPL REIT's Minority Unitholders;

"**CPL REIT Unitholders**" means, at the relevant time, the holders of CPL REIT Units;

"**Designated Officers**" means, in respect of CPL REIT, David Beirnes and C. William Dillane and in respect of Retirement REIT, Barry Reichmann and Manfred Walt;

"**Environmental Laws**" means, with respect to any person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws, statutes, regulations, ordinances, rules, guidelines, orders, directives and other requirements of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"**Exchange**" means The Toronto Stock Exchange;

"**Exchange Ratio**" means the ratio of 1.20 Retirement REIT Units for each CPL REIT Unit, as adjusted in accordance with the terms of the Offer and the Acquisition and Redemption Transaction;

"**Excluded CPL REIT Units**" means 880,073 CPL REIT Units to be retained by a subsidiary of Retirement REIT on the Closing Date.

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Hazardous Substances**" means PCBs, asbestos, urea formaldehyde foam insulation and any other substance or material that is prohibited, controlled or regulated under any Environmental Laws;

"**H-S-R Act**" means the *Hart-Scott-Rodino Antitrust Improvements Act of 1976* and the rules and regulations thereunder, as amended;

"**including**" means "including without limitation" and "**includes**" means "includes without limitation";

"**Knowledge of the Designated Officers**" means the knowledge of the Subject REIT's Designated Officers, having undertaken reasonable inquiry to confirm the accuracy of the subject representation and warranty;

"**Laws**" means all statutes, regulations, statutory rules, orders (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the Exchange), and the term "applicable" with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"**Management Agreements**" means, collectively, the management agreement dated April 24, 1997 between Central Park Lodges Ltd. and Central Care Corporation, the management agreement dated October 8, 1997 between Central Park Lodges Ltd. and Versa-Care Limited, the management agreement dated February 18, 1998 between Central Park Lodges Ltd. and Preferred Care Corporation, the management agreement dated April 9, 1998 between Central Park Lodges Ltd. and CPL (Delaware) LLC, the management agreement dated July 7, 1998 between Central Park Lodges Ltd. and Huronia Nursing Home Limited, the management agreement dated July 7, 1998 between Central Park Lodges Ltd. and 1261628 Ontario Limited, the management agreement dated March 31, 1999 between Central Park Lodges Ltd. and CPL Subacute LLC and the management agreement dated June 30, 1999 between Central Park Lodges Ltd. and Preferred Care Corporation, in each case, as amended and as assigned to and assumed by Retirement Residences Operations (REIT) LP or Retirement Residences Inc. by and from Central Park Lodges Ltd.;

"**Material Adverse Effect**" means, with respect to any person, any matter or action that has an effect that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, other than any matter or action relating to: (i) the Canadian economy or securities markets in general, or (ii) the Canadian long term care industry or retirement home industry in general but not specifically relating to such person or its subsidiaries;

"**Material Subsidiaries**" means, with respect to CPL REIT, the subsidiaries of CPL REIT listed in Part 1 of Schedule "C" hereto and any other subsidiaries of CPL REIT identified in the CPL REIT Disclosure Letter, and, with respect to Retirement REIT, the subsidiaries of Retirement REIT listed in Part 2 of Schedule "C" to this agreement and any other subsidiaries of Retirement REIT identified in the Retirement REIT Disclosure Letter;

"**Misrepresentation**" means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"**Non-Assignable Assets**" means any of the CPL REIT Assets:

(a) an assignment or attempted assignment of which would constitute a breach thereof;

(b) an assignment or attempted assignment of which would constitute a breach thereof without the consent of a third party where such consent has not been obtained;

(c) in respect of which the remedies for the enforcement thereof available to CPL REIT would not pass to Retirement REIT; or

(d) an assignment of which would contravene any applicable Law,

any of which may be deemed by Retirement REIT, in its sole discretion, to not constitute Non-Assignable Assets.

"**Non-Assignable Obligations**" means any of the Assumed Liabilities:

(a) an assignment or attempted assignment of which would constitute a breach thereof;

(b) an assignment or attempted assignment of which would constitute a breach thereof without the consent of a third party where such consent has not been obtained; or

(c) an assignment of which would contravene any applicable Law,

any of which may be deemed by Retirement REIT, in its sole discretion, to not constitute Non-Assignable Obligations.

"**Note**" means the promissory note to be issued by a subsidiary of Retirement REIT to CPL REIT in connection with the Ancillary Equipment Purchase, as more fully described in Schedule "B" to this agreement;

"**Offer**" means Retirement REIT's offer to purchase CPL REIT Units made pursuant to Section 2.1;

"**Offer Documents**" has the meaning ascribed thereto in Section 2.9;

"**Offer Payment Units**" means Retirement REIT Units issuable under the Offer in consideration of CPL REIT Units duly deposited thereunder and not withdrawn;

"**Ontario Act**" means the *Securities Act* (Ontario), as amended;

"**Outside Date**" means July 31, 2002;

"**Payment Units**" means, collectively, the Transfer Payment Units and the Offer Payment Units;

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Reimbursement Units**" has the meaning ascribed thereto in Section 2.5;

"**Related Party Rules**" means Ontario Securities Commission Rule 61-501 and Local Policy Statement Q-27 of the Commission de valeurs mobilières du Québec;

"**Remaining Payment Units**" has the meaning ascribed thereto in Section 2.7;

"**Reorganization Transactions**" has the meaning ascribed thereto in Section 2.14;

"**Reporting Provinces**" means all the provinces of Canada and, in the case of CPL REIT, includes all the territories of Canada;

"**Representatives**" has the meaning ascribed thereto in Section 5.4;

"**Required Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without objection being made) of Governmental Entities, regulatory agencies and self-regulatory organizations (including the Exchange), as are necessary for the consummation of the Offer and the Acquisition and Redemption Transaction including:

(a) a ruling under Section 74 of the Ontario Act (and its equivalent under Applicable Canadian Securities Laws of the remaining Reporting Provinces) to permit the issuance of the Transfer Payment Units on a prospectus and registration exempt basis to residents of the Reporting Provinces and to permit such

Payment Units to be issued as freely tradable subject to applicable Control Person Restrictions, and under Section 104(2)(a) of the Ontario Act (and its equivalent under Applicable Canadian Securities Laws of the remaining Reporting Provinces) in respect of certain transactions or payments effected or to be effected with trustees, employees or unitholders of CPL REIT;

(b) notices and approvals under the H-S-R Act;

(c) the approval of the Exchange for the issuance (and listing on the Exchange) of the Payment Units;

(d) approval of all health care regulatory authorities with jurisdiction over the business and operations of CPL REIT and/or Retirement REIT; and

(e) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals as may be necessary for the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement to be effected in compliance with applicable Laws;

"**Required Third Party Approvals**" means all third party approvals necessary for the consummation of the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement, other than those approvals which, either individually or in the aggregate, if not obtained would not have, or reasonably be expected to have, a Material Adverse Effect with respect to either CPL REIT or Retirement REIT, which "**Required Third Party Approvals**" may include those approvals set forth in the CPL REIT Disclosure Letter and the Retirement REIT Disclosure Letter.

"**Retained Assets**" means the rights and benefits of the Non-Assignable Assets and any other assets, property or undertaking specifically excluded from the purchase of the CPL REIT Assets as contemplated in Section 2.2;

"**Retirement REIT Assets**" means all the property, assets and undertaking of Retirement REIT of whatsoever nature or kind, present and future, and wheresoever located, including leases, shares or other interests in the capital of Retirement REIT's direct subsidiaries and any rights to purchase assets, properties or other undertakings of third parties under agreement to purchase but have not yet closed, if any, and whether or not reflected on the books of Retirement REIT;

"**Retirement REIT Circular**" has the meaning ascribed thereto in Section 2.11;

"**Retirement REIT Declaration of Trust**" means Retirement REIT's amended and restated declaration of trust dated as of March 31, 2001, as amended;

"**Retirement REIT Disclosure Letter**" means the letter of even date from Retirement REIT delivered to CPL REIT;

"**Retirement REIT Fairness Opinion**" has the meaning ascribed thereto in Section 4.23;

"**Retirement REIT Financial Statements**" has the meaning ascribed thereto in Section 4.7(b);

"**Retirement REIT Meeting**" has the meaning ascribed thereto in the recitals of this agreement;

"**Retirement REIT Options**" means Retirement REIT Unit purchase options granted under Retirement REIT's unit option plan;

"**Retirement REIT Reports**" has the meaning ascribed thereto in Section 4.7(a);

"**Retirement REIT Trustees**" means the individuals who are trustees of Retirement REIT;

"**Retirement REIT Unit**" means a trust unit issued by Retirement REIT;

"**Retirement REIT Unitholder Approval**" means approval of the Acquisition and Redemption Transaction at a meeting, convened and held in accordance with the Retirement REIT Declaration of Trust, by the affirmative vote of at least 66⅔% of the Retirement REIT Units represented at such meeting;

"**Retirement REIT Unitholders**" means, at the relevant time, the holders of Retirement REIT Units;

"**Securities Authorities**" has the meaning ascribed thereto in Section 2.9;

"**Securities Laws**" means the Ontario Act, the provincial securities legislation of the other Reporting Provinces, and the rules, regulations and policies published and or promulgated thereunder (including Rule 61-501 of the Ontario Securities Commission and analogous rules and policies of other Securities Authorities);

"**Special Distributions**" has the meaning ascribed thereto in Section 5.2;

"**Subject REIT**" or "**REIT**" means, as the context requires, Retirement REIT or CPL REIT;

"**subsidiary**" means, with respect to any person, a subsidiary (as that term is defined in the Ontario Act (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such person and includes any limited partnership, joint venture, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

"**Superior Proposal**" has the meaning ascribed thereto in Section 5.4(a);

"**Support Agreements**" means those support agreements entered into by Retirement REIT and CPL REIT with members of the Reichmann and Kuhl families, trustees and senior officers of each of CPL REIT and Retirement REIT, and certain of their respective associates, pursuant to which each has agreed to vote in favour of the CPL REIT Approval Resolution and the Retirement REIT Approval Resolution;

"**Tax**" and "**Taxes**" means, with respect to any person, all income taxes (including any tax on or based upon net income, gross income as specially defined, distributable income, profits or selected items of income, distributable income or profits), and all capital taxes, gross receipts taxes, sales taxes, use taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Quebec pension plan premiums, excise taxes, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, registered investment taxes, foreign property taxes, alternative or add-on minimum taxes, goods and services tax, customs, duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

"**Tax Act**" means the *Income Tax Act* (Canada) and the rules, regulations and policies made thereunder, as amended and, where applicable, the *Taxation Act* (Quebec); and any reference to a section of the Tax Act includes (where the *Taxation Act* (Quebec) is applicable) the corresponding provisions of the *Taxation Act* (Quebec);

"**Tax Return**" means all returns, declaration, reports, information returns, tax slips and statements required to be filed with any taxing authority relating to Taxes;

"**Time of Closing**" means 8:00 a.m. (Toronto time) on the Closing Date or such other time as the parties hereto may agree;

"**Transaction Approval Condition**" has the meaning ascribed thereto in Section 7.1;

"**Transfer Agent**" means CIBC Mellon Trust Company, which shall act as depository in respect of both the Offer and the Acquisition and Redemption Transaction;

"**Transfer Payment Units**" has the meaning ascribed thereto in Section 2.5 hereof;

"**Trustees' Circular**" has the meaning ascribed thereto in Section 2.9; and

"**VCL**" has the meaning ascribed thereto in Schedule "B" to this agreement.

Section 1.2 Interpretation Not Affected by Headings.

The division of this agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "article" or "section" followed by a number and/or a letter refer to the specified article or section of this agreement. The terms "this agreement", "hereof", "herein" and "hereunder" and any similar expressions refer to this agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 1.3 Currency.

All sums of money referred to in this agreement are expressed in lawful money of Canada.

Section 1.4 Numbers and Gender.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

Section 1.5 Date For Any Action.

In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6 Entire Agreement.

This agreement (including the schedules to this agreement) constitutes the entire agreement between the parties hereto pertaining to the terms of the agreement and supersede all other prior agreements, understandings, negotiations and discussions, whether verbal or written, between the parties with respect to the terms of the agreement.

Section 1.7 Canadian GAAP.

All references to "Canadian GAAP" means generally accepted accounting principles as set forth in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, or, where such Handbook is silent, as set out in other recognized accounting literature in Canada, including the accounting recommendations of the Canadian Institute of Public and Private Real Estate Companies.

Section 1.8 Schedules.

The following schedules are incorporated in and form an integral part of this agreement:

Schedule A	Terms of the Offer
Schedule B	Reorganization Transactions
Schedule C	Material Subsidiaries

ARTICLE II

THE OFFER AND THE ACQUISITION AND REDEMPTION TRANSACTION

Section 2.1 Offer.

Retirement REIT agrees to make an offer (the "**Offer**") on the terms in Schedule "A" forming part of this agreement, to all CPL REIT Unitholders for not more than 14,000,000 (approximately 57%) of the issued and outstanding CPL REIT Units, including any units which may become outstanding pursuant to the exercise of currently outstanding options or convertible securities, which Offer shall (i) subject to Section 2.1(iii), not expire prior to the obtaining of the CPL REIT Unitholder Approval and Retirement REIT Unitholder Approval, (ii) be mailed so as to permit the take-up of CPL REIT Units duly tendered thereunder and not withdrawn (assuming satisfaction or waiver of all conditions thereto) not later than immediately prior to the completion of the Acquisition and Redemption Transaction on the Closing Date, and (iii) expire not later than the earlier of the Closing Date and the Outside Date.

Section 2.2 Purchase of CPL REIT Assets.

Upon and subject to the terms and conditions set forth in this agreement, at the Time of Closing:

(a) CPL REIT shall sell, transfer, convey, assign and deliver to Retirement REIT, and Retirement REIT shall purchase and accept from CPL REIT, all the CPL REIT Assets, as the same shall exist at the Time of Closing; and

(b) Retirement REIT shall assume and become liable to pay, satisfy, discharge, observe, perform and fulfil the Assumed Liabilities in accordance with their terms.

In accordance with, and in connection with, the assumption of liabilities described in subparagraph (b) above, Retirement REIT shall:

(x) reimburse CPL REIT for that portion of expenses incurred by CPL REIT in the course of a borrowing (or an assumption of debt) that is included in the Assumed Liabilities, which has not been deducted by CPL REIT in computing its income for purposes of the Tax Act for any taxation year ending on or prior to the Closing Date and for which CPL REIT requests reimbursement (such portion being referred to herein as the "**Reimbursed Issue Expenses**"), by issuing the Reimbursement Units to CPL REIT.

(y) indemnify and save harmless all of the trustees, officers, directors, employees and agents of CPL REIT and its subsidiaries (collectively, the "**Indemnified Persons**") from any and all costs, damages or expenses that may be paid or incurred following any claim, suit or action taken by any other party because of the failure of CPL REIT to discharge and perform any or all of the obligations, covenants, agreements and obligations forming part of the Assumed Liabilities; and

(z) if any suit or action is commenced against any of the Indemnified Persons in connection with any of the Assumed Liabilities in respect of any covenant, condition, agreement or obligation assumed as contemplated herein, assume the conduct of such case and provide to the Indemnified Person such further indemnification from all costs, damages or expenses as they may reasonably require.

Neither this agreement nor any other contract or document contemplated by this agreement will constitute an assignment or attempted assignment of any Non-Assignable Obligations, Non-Assignable Assets or any other liability or obligation not forming part of the Assumed Liabilities. Each of CPL REIT and Retirement REIT shall use reasonable efforts to obtain prior to the Time of Closing all consents required for the assignment of the Non-Assignable Obligations and Non-Assignable Assets.

To the extent permitted by applicable Laws, if any of the Non-Assignable Obligations or Non-Assignable Assets are not assignable by the terms thereof or where consents to the assignment thereof have not been obtained prior to the Time of Closing, such Non-Assignable Obligations and Non-Assignable Assets shall be held by CPL REIT in trust for Retirement REIT and the covenants and obligations thereunder shall be performed by Retirement REIT or any of its subsidiaries in the name of CPL REIT and all benefits and obligations existing thereunder shall be for the account of Retirement REIT. CPL REIT shall take or cause to be taken such action in its name or otherwise as Retirement REIT may reasonably require so as to provide Retirement REIT with the benefits thereof and to effect collection of money to become due and payable under such Non-Assignable Obligations and Non-Assignable Assets and CPL REIT shall promptly pay over to Retirement REIT all money received by it in respect of all such Non-Assignable Obligations and Non-Assignable Assets.

Section 2.3 Employees.

All employees of Retirement REIT or any of its subsidiaries, who currently work at CPL REIT's administrative office in Cambridge, Ontario or regional offices (collectively, the "**Assumed Employees**") will be employed immediately following the completion of the Acquisition and Redemption Transaction by Central Care Corporation. Retirement REIT and CPL REIT agree to, and to cause their respective subsidiaries to, continue the employment of all applicable Assumed Employees on the same terms and conditions as those on which they are currently employed.

Section 2.4 Benefit Plans.

All Assumed Employees shall be participants in the plans currently maintained by Central Care Corporation and, subject to the qualification criteria thereunder, shall immediately receive the benefits provided for therein.

Section 2.5 Consideration.

In consideration of the sale and transfer of the CPL REIT Assets as provided in Section 2.2 hereof, at the Time of Closing, Retirement REIT shall execute and deliver an assumption agreement (the "**Assumption Agreement**") in form and substance satisfactory to CPL REIT and Retirement REIT, each acting reasonably, providing for the assumption by Retirement REIT of the Assumed Liabilities, and shall issue to CPL REIT, subject to adjustment pursuant to Section 2.8 hereof, an aggregate number of Retirement REIT Units equal in number to the difference between (i) the product of the number of CPL REIT Units outstanding as of the opening of business on the Closing Date (other than Excluded CPL REIT Units), multiplied by the Exchange Ratio (such Retirement REIT Units being referred to herein as the "**Transfer Payment Units**") and (ii) the Reimbursed Issue Expenses divided by the amount determined by the Chief Financial Officer of Retirement REIT, in a reasonable exercise of his discretion, to be the fair market value of a Retirement REIT Unit at the commencement of the Closing Date (such Retirement REIT Units being referred to herein as the "**Reimbursement Units**" and the Retirement REIT Units equal in number to the difference between the Transfer Payment Units and the Reimbursement Units being referred to herein as the "**Asset Payment Units**"). It is agreed that the amount of Assumed Liabilities allocated as consideration to any CPL REIT Asset shall not exceed the cost amount, for purposes of the Tax Act, of that CPL REIT Asset.

Section 2.6 Disposition of CPL REIT Units.

Forthwith and in any event within 60 days of completion of the transactions contemplated by Section 2.2 and Section 2.5 and expiry of the Offer, the CPL REIT Trustees shall cause all of the outstanding CPL REIT Units, except for the Excluded CPL REIT Units, to be transferred to CPL REIT (and thereupon cancelled) in exchange for the distribution, on a *pro rata* basis, but having regard to Section 2.7, to all CPL REIT Unitholders of all of the Transfer Payment Units.

Section 2.7 Fractional Transfer Payment Units.

In order to distribute fractional Transfer Payment Units pursuant to Section 2.6 hereof, CPL REIT will distribute, and CPL REIT Unitholders shall be deemed to have directed CPL REIT to distribute, to the Transfer Agent, as agent for the CPL REIT Unitholders, such number of Transfer Payment Units (the "**Remaining Payment Units**") as represents the sum of the fractional Payment Units to which the CPL REIT Unitholders are entitled rounded up to the next whole number of Transfer Payment Units and the Transfer Agent, as agent for the CPL REIT Unitholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining Payment Units through the Exchange and pay the proceeds of such sales (without deducting commissions or other transaction costs) to those CPL REIT Unitholders who are entitled to receive a fractional Transfer Payment Unit based on their respective entitlements to Remaining Payment Units.

Section 2.8 Rollover Election.

Within the prescribed time period (or such later period as is permitted by the Canada Customs and Revenue Agency) and in the prescribed form provided for in subsection 132.2(2) of the Tax Act, Retirement REIT and CPL REIT shall jointly elect to have section 132.2 of the Tax Act apply with respect to the Acquisition and Redemption Transaction. Retirement REIT and CPL REIT shall jointly determine the elected amounts for the CPL REIT Assets, shall file an election under subsection 20(24) of the Tax Act in respect of prepaid revenues received by CPL REIT and shall file all other elections (or make such other filings) that are necessary or desirable to minimize Taxes becoming payable by CPL REIT or Retirement REIT or subsidiaries of either of them or unitholders as a result of the transactions comprising the Acquisition and Redemption Transaction and its related transactions.

Section 2.9 Offer Documentation.

Retirement REIT shall prepare the Offer, an offering circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery (together, the "**Offer Documents**") with respect to the Offer in both English and French in compliance with Applicable Canadian Securities Laws. CPL REIT and its advisors shall be given an opportunity to review the Offer Documents prior to their being mailed to CPL REIT Unitholders and filed with applicable securities regulatory authorities (the "**Securities Authorities**"). Retirement REIT shall file the Offer Documents on a timely basis with the Securities Authorities. The Offer Documents, when filed with such Securities Authorities and mailed to holders of CPL REIT Units, shall contain all information which is required to be included therein in accordance with all applicable Laws and shall in all other material respects comply with the requirements of all applicable Laws. The terms of the Offer shall comply with the terms of this agreement. In making the Offer, Retirement REIT shall comply in all material respects with the provisions of all applicable Law including Applicable Canadian Securities Laws.

CPL REIT shall prepare a trustees' circular (the "**Trustees' Circular**") with respect to the Offer in both English and French in compliance with Applicable Canadian Securities Laws, and shall give Retirement REIT and its advisors an opportunity to review such Trustees' Circular prior to its being mailed to CPL REIT Unitholders and filed with the Securities Authorities. The Trustees' Circular, when filed with the Securities Authorities and mailed to CPL REIT Unitholders, shall contain all information which is required to be included therein in accordance with all applicable Laws, and shall in all other material respects comply with the requirements of applicable Laws. The Trustees' Circular shall contain the determination of the Board of Trustees of CPL REIT that, based on, among other things, a fairness opinion of financial advisors to CPL REIT, which CPL REIT has received on or prior to the date of this agreement: (i) the Offer and Acquisition and Redemption Transaction are in the best interests of the CPL REIT Unitholders; and (ii) the CPL REIT Board of Trustees has determined to recommend that CPL REIT Unitholders accept the Offer and approve the Acquisition and Redemption Transaction.

Section 2.10 Acquisition and Redemption Documentation and CPL REIT Special Meeting.

CPL REIT shall duly convene and hold, in accordance with the requirements of all applicable Laws and in accordance with the CPL REIT Declaration of Trust, a special meeting of CPL REIT Unitholders (such meeting defined herein as the "**CPL REIT Special Meeting**") to consider and, if thought fit, to approve the Acquisition and Redemption Transaction. The meeting shall be held on a date mutually agreed upon by the parties, but in any event not later than July 31, 2002. CPL REIT shall prepare, for delivery to CPL REIT Unitholders in connection with the CPL REIT Special Meeting, a management information circular (the "**CPL REIT Circular**") in both English and French in compliance with Applicable Canadian Securities Laws and in compliance with the CPL REIT Declaration of Trust. Retirement REIT and its advisors shall be given an opportunity to review the CPL REIT Circular prior to its being mailed to CPL REIT Unitholders and filed with the Securities Authorities. CPL REIT shall file the CPL REIT Circular on a timely basis with such Securities Authorities. Such CPL REIT Circular, when filed with the Securities Authorities and mailed to CPL REIT Unitholders, shall contain all information which is required to be included therein in accordance with all applicable Laws, and shall in all other material respects comply with the requirements of applicable Laws. In convening the CPL REIT Special Meeting, CPL REIT shall comply in all material respects with the provisions of applicable Laws. CPL REIT agrees to cooperate with Retirement REIT and use commercially reasonable efforts to mail the Offer Documents, the Trustees' Circular and the CPL REIT Circular concurrently and together with the Retirement REIT Circular.

Section 2.11 Retirement REIT Special Meeting.

Retirement REIT shall duly convene and hold, in accordance with the requirements of all applicable Laws and in accordance with the Retirement REIT Declaration of Trust, a special meeting of Retirement REIT

Unitholders (such meeting defined herein as the "**Retirement REIT Special Meeting**") to consider and, if thought fit, to approve the Offer and the Acquisition and Redemption Transaction. The meeting shall be held on a date mutually agreed upon by the parties, but in any event not later than July 31, 2002. Retirement REIT shall prepare, for delivery to Retirement REIT Unitholders in connection with Retirement REIT Special Meeting, a management information circular (the "**Retirement REIT Circular**") in both English and French in compliance with Applicable Canadian Securities Laws and in compliance with Retirement REIT Declaration of Trust. CPL REIT and its advisors shall be given an opportunity to review the Retirement REIT Circular prior to it being mailed to Retirement REIT Unitholders and filed with the Securities Authorities. Retirement REIT shall file the Retirement REIT Circular on a timely basis with such Securities Authorities. Such Retirement REIT Circular, when filed with the Securities Authorities and mailed to Retirement REIT Unitholders, shall contain all information which is required to be included therein in accordance with any applicable Laws, and shall in all other material respects comply with the requirements of applicable Laws. Retirement REIT agrees to cooperate with CPL REIT and use commercially reasonable efforts to mail the Retirement REIT Circular concurrently and together with the Offer Documents, the Trustees' Circular and the CPL REIT Circular.

Section 2.12 Circular Contents.

It is acknowledged and agreed that the Offer Documents, the Trustees' Circular, the CPL REIT Circular and the Retirement REIT Circular shall be required to include a valuation of the CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and the Retirement REIT Assets prepared by an independent valuator, and certain *pro forma* financial information as contemplated by and in accordance with applicable Laws (including the Related Party Rules). The parties further acknowledge and agree that (i) an independent valuation that meets the disclosure requirements under applicable Laws has been prepared by KPMG Corporate Finance Inc., at the joint expense of Retirement REIT and CPL REIT, and (ii) *pro forma* financial information that meets the disclosure requirements under applicable Laws has been prepared by management of CPL REIT and Retirement REIT and has been reviewed by Deloitte & Touche LLP, at the joint expense of Retirement REIT and CPL REIT. Each of the parties consents to the inclusion of such valuation and *pro forma* financial information in the other parties' documentation as required and such documentation is to be prepared and circulated to Unitholders as contemplated hereby in connection with the transactions provided for herein.

Section 2.13 Fairness Opinions.

The parties agree that the CPL REIT Fairness Opinion shall be included in the CPL REIT Circular and the Trustees' Circular, and the Retirement REIT Fairness Opinion shall be included in the Retirement REIT Circular.

Section 2.14 Reorganization Transactions.

Prior to the time of the transfer, conveyance or assignment of any CPL REIT Assets pursuant to section 2.2 of this agreement, the parties shall complete and cause their subsidiaries to complete the Amalgamation, the Ancillary Property Purchase, the Ancillary Equipment Purchase and the other transactions described in Schedule "B" to this agreement (all such transactions being referred to herein as the "**Reorganization Transactions**").

Section 2.15 Sequence of Offer, Acquisition and Redemption and Related Transactions.

The parties acknowledge and agree that the Offer and the Acquisition and Redemption Transaction shall be structured so that the following occur in the following sequence:

(a) CPL REIT Unitholder Approval and Retirement REIT Unitholder Approval;

(b) payments of Special Distributions, if any;

(c) expiry of Offer/take-up of deposited CPL REIT Units under Offer and issuance of the Offer Payment Units;

(d) forthwith following (c), acquisition of CPL REIT Assets, assumption of Assumed Liabilities and issuance of Asset Payment Units;

(e) issuance of Reimbursement Units; and

(f) acquisition and cancellation of CPL REIT Units as described in Section 2.6.

The Advisory Agreement shall be terminated concurrently with the completion of the Offer and the Acquisition and Redemption Transaction, such that no fee shall be payable thereunder in connection with the Offer or the Acquisition and Redemption Transaction. Prior to the completion of the Acquisition and Redemption Transaction, the Management Agreements shall be amended to change, among other things, the management fees payable thereunder to a cost-plus-15% basis.

Section 2.16 CPL REIT Distribution.

At the CPL REIT Special Meeting, CPL REIT shall seek the approval of CPL REIT Unitholders as part of their consideration of the Acquisition and Redemption Transaction, of an amendment to the CPL REIT Declaration of Trust to provide for the distribution of the Transfer Payment Units, following the issuance thereof by Retirement REIT to CPL REIT, on the basis that for each CPL REIT Unit held (other than the Excluded CPL REIT Units and the CPL REIT Units acquired under the Offer) the holder will receive Retirement REIT Units based upon the Exchange Ratio.

Section 2.17 Options.

The parties acknowledge and agree that:

(a) pursuant to the terms of the CPL REIT Unit Option Plan, all unexercised CPL REIT Options outstanding as at the Time of Closing and that are held by trustees of CPL REIT, who are not officers thereof or officers, directors or employees of subsidiaries of CPL REIT, will thereafter entitle each such holder (when vested in accordance with the vesting provisions thereof), upon payment of the aggregate consideration payable on the exercise of such holder's unexercised CPL REIT Options, to receive the aggregate number of Retirement REIT Units that the holder would have been entitled to receive as a result of the Acquisition and Redemption Transaction if at the Time of Closing the holder had been the registered holder of the number of CPL REIT Units such holder would have been entitled to upon such exercise; and

(b) all other unexercised CPL REIT Options outstanding as at the Time of Closing will be treated and accepted as exchanged for Retirement REIT Options on equivalent terms such that (when vested in accordance with the vesting provisions thereof), upon payment of the aggregate consideration payable on the exercise of such holder's unexercised CPL REIT Options, the holder shall be entitled to receive the aggregate number of Retirement REIT Units that the holder would have been entitled to receive as a result of the Acquisition and Redemption Transaction if at the Time of Closing the holder had been the registered holder of the number of CPL REIT Units such holder would have been entitled to upon exercise of the CPL REIT Options so exchanged, and Retirement REIT, upon request of any such holder, shall deliver evidence of the Retirement REIT Options to which such holder is entitled pursuant to the terms of this subsection 2.17(b).

Section 2.18 Debentures.

Retirement REIT agrees to execute and deliver supplemental indentures in respect of the indentures governing each of the outstanding classes of CPL REIT Convertible Debentures at or before the Time of Closing such that, with effect as at the Time of Closing, Retirement REIT shall assume CPL REIT's obligations pursuant to the CPL REIT Convertible Debentures, it being acknowledged and agreed that pursuant to the terms of such indentures the conversion price in respect of the two classes of CPL REIT Debentures shall each be adjusted with effect as at the Time of Closing such that each Convertible Debenture shall be exercisable for the number of Retirement REIT Units that the holder would have been entitled to receive as a result of the

Acquisition and Redemption Transaction and related transactions reflecting the Exchange Ratio as if it had been the holder of the number of CPL REIT Units into which each Convertible Debenture was convertible prior to the completion of such transactions.

Section 2.19 Board Composition.

Retirement REIT agrees to use its best efforts such that, effective as at the Time of Closing, its board of trustees shall be varied to be comprised of nine trustees, including at least five Independent Trustees (as defined in the Retirement REIT Declaration of Trust) selected from among the Independent Trustees presently serving on the Board of Trustees of each of Retirement REIT and CPL REIT.

Section 2.20 Competition Approval.

The parties acknowledge and agree that the Commissioner of Competition has issued an advance ruling certificate in respect of the purchase of the CPL REIT Units and the completion of the Acquisition and Redemption Transaction pursuant to Section 102 of the Competition Act.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CPL REIT

CPL REIT hereby represents and warrants to Retirement REIT (and acknowledges that Retirement REIT is relying upon such representations and warranties in connection with its entering into of this agreement and the performance by it of its obligations hereunder) that, except as disclosed in the CPL REIT Disclosure Letter:

Section 3.1 Authority and Non-Conflict.

The execution and delivery of this agreement, and the fulfilment of the terms hereof by CPL REIT do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach by CPL REIT of:

(a) any Law applicable to CPL REIT or to any of its Material Subsidiaries or to their respective property or assets, including Applicable Canadian Securities Laws and the by-laws, rules and regulations of the Exchange, in all material respects;

(b) the CPL REIT Declaration of Trust, any CPL REIT trustees' regulations or any resolutions of the CPL REIT Trustees or Unitholders which are in effect as of the date hereof;

(c) in any material respect, any indenture, agreement or other instrument to which CPL REIT or any of its Material Subsidiaries is a party or by which any of them is bound; or

(d) any judgment, decree or order binding upon CPL REIT or any of its Material Subsidiaries or the property or assets of CPL REIT or any of its Material Subsidiaries, except where such conflict or breach would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to CPL REIT.

Section 3.2 Approval.

CPL REIT hereby confirms that its Board of Trustees, after consultation with its advisors, and consistent with the recommendations made by a committee of independent CPL REIT Trustees, by a resolution of such Board of Trustees, has unanimously:

(a) determined that the terms of the Offer and the Acquisition and Redemption Transaction are in the best interests of CPL REIT Unitholders;

(b) approved this agreement and the transactions contemplated hereby; and

(c) resolved to recommend that CPL REIT Unitholders vote in favour of the Acquisition and Redemption Transaction unless a Superior Proposal (as hereinafter defined) has been made at the time that such recommendation is to be made.

Section 3.3 Organization.

CPL REIT is duly organized and validly existing under the Laws of the Province of Ontario and has all necessary power, authority, capacity and right to enter into this agreement and complete the transactions contemplated hereby.

Section 3.4 Enforceability.

Upon the due execution and delivery of this agreement, and subject to receipt of approval of the CPL REIT Unitholders at the CPL REIT Special Meeting, this agreement shall be a legally valid and binding agreement (assuming the due execution and delivery hereof by Retirement REIT) enforceable by Retirement REIT against CPL REIT in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and the availability of equitable remedies. Each of the material contracts to which CPL REIT is a party is in good standing and is a legally valid and binding agreement enforceable against CPL REIT in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and the availability of equitable remedies.

Section 3.5 Contracts and Conflicting Provisions.

CPL REIT's material contracts are valid and binding obligations of CPL REIT and, to the knowledge of CPL REIT's Designated Officers, of each other party thereto, except for such contracts, which, if not so valid and binding, would not have a Material Adverse Effect on CPL REIT. Except as disclosed in the CPL REIT Disclosure Letter, neither CPL REIT nor, to the knowledge of CPL REIT's Designated Officers, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which, with the passage of time or giving of notice (or both), would constitute a default under any such contract, except such violations or defaults, which would not have a Material Adverse Effect on CPL REIT. CPL REIT is not, and at the Closing Date will not be, a party to, bound or affected by or subject to, any agreement, charter or by-law provision (including the CPL REIT Declaration of Trust), statute, regulation, judgment, order, decree or Law which would be violated, contravened, breached, in any material respect, by or under which default, in any material respect, would occur as a result of, the execution and delivery or performance of this agreement which default, violation, contravention or breach would materially impair or would prevent it from consummating the transactions contemplated hereby. Provided all Required Regulatory Approvals and Required Third Party Approvals have been obtained on or prior to the Time of Closing, completion of the Offer and the Acquisition and Redemption Transaction will not result in or give rise to any right of termination or acceleration of existing indebtedness, except where such termination or acceleration would not have a Material Adverse Effect on CPL REIT.

Section 3.6 Consents.

Other than the consent of the CPL REIT Unitholders at the CPL REIT Special Meeting, no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing (other than pursuant to Applicable Canadian Securities Laws) with, or notification to any Governmental Entity is required to be made or obtained by CPL REIT in connection with the execution and delivery by CPL REIT of this agreement or the consummation by CPL REIT of any of the transactions provided for herein, except for or in connection with the Required Regulatory Approvals and Required Third Party Approvals and except for any consent, waiver, approval, authorization, exemption, registration, license, declaration, filing or notification of which the failure to have, make or receive, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect on CPL REIT.

Section 3.7 Public Disclosure.

(a) CPL REIT has complied in all material respects with its obligations to file all forms, reports, statements, schedules and documents required to be filed with the Securities Authorities (collectively, the "**CPL REIT Reports**"), each of which CPL REIT Reports complied in all material respects with the applicable requirements of the Securities Laws as in effect on the date so filed. None of such reports (including any financial statements, schedules, documents or exhibits included in or incorporated by reference therein) or any other document when filed pursuant to the Securities Laws contain any Misrepresentation.

(b) The most recent financial statements of CPL REIT (including any related notes thereto) as at and for the periods ended September 30, 2001 (the "**CPL REIT Financial Statements**") which have been filed with the Securities Authorities have been prepared in accordance with Canadian GAAP, applied on a consistent basis throughout the periods involved and fairly present the consolidated financial position of CPL REIT and its subsidiaries at the dates thereof and the consolidated results of its operations and changes in cash flow for the periods indicated.

(c) Except and as to the extent set forth on or contemplated by the consolidated balance sheet of CPL REIT and its subsidiaries as at September 30, 2001, including the notes to the financial statements of CPL REIT for the period then ended, neither CPL REIT nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with Canadian GAAP, except for liabilities or obligations incurred in the ordinary course of business since September 30, 2001 which could not, individually or in the aggregate, constitute a Material Adverse Effect with respect to CPL REIT (on a consolidated basis).

Section 3.8 Absence of Changes.

Since September 30, 2001, except as set forth in the CPL REIT Reports or any news release generally circulated, there has not been:

(a) any material adverse change in the financial condition, operations or prospects of CPL REIT; or

(b) any damage, destruction, loss, labour trouble or other event, development or condition of any character (whether or not covered by insurance) which had a Material Adverse Effect on CPL REIT (on a consolidated basis).

Section 3.9 Business Activities.

The CPL REIT Trustees have all requisite power and authority under the CPL REIT Declaration of Trust to carry on the activities of CPL REIT and the directors and officers of CPL REIT's Material Subsidiaries have all requisite power and authority to carry on the activities of such subsidiaries, in each case as now conducted, to enable CPL REIT and its Subsidiaries to own, lease and operate their respective properties and assets and to carry out the provisions of this agreement and CPL REIT is in compliance with the investment guidelines and operating policies contained in the CPL REIT Declaration of Trust. There is no agreement, judgment, injunction, order or decree binding upon CPL REIT or any of its Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any activity of CPL REIT or any of its Material Subsidiaries, any acquisition of property by any such entity or the conduct of business by any such entity as currently conducted, other than such agreements, judgments, injunctions, orders or decrees that, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to CPL REIT.

Section 3.10 Subsidiaries.

Each of CPL REIT's Material Subsidiaries has been duly incorporated, amalgamated, organized or formed and has been organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and each has all requisite power and authority to carry on its activities as now conducted and as currently proposed to be conducted and to own and lease its properties and assets.

Section 3.11 Licenses, Permits, etc.

To the knowledge of CPL REIT's Designated Officers, each of CPL REIT and its Material Subsidiaries has conducted and is conducting the activities of CPL REIT and those subsidiaries in compliance in all respects with all applicable Laws of each jurisdiction in which its activities are carried on except to the extent such non-compliance would not, or could not reasonably be expected to, have a Material Adverse Effect on CPL REIT, and CPL REIT and each of its Material Subsidiaries is duly licensed, registered or qualified in all jurisdictions in which it owns, licenses or operates its property or carries on activities to the extent required to enable the activities of CPL REIT and its Material Subsidiaries to be carried on as now conducted or as proposed to be conducted on the property and assets of CPL REIT and its Material Subsidiaries to be owned, leased and operated, except to the extent that the lack of such license, registration or qualification would not, or could not reasonably be expected to, have a Material Adverse Effect on CPL REIT, and all such licenses, registrations and qualifications are valid and subsisting in good standing.

Section 3.12 Authorized and Outstanding Capital.

The authorized capital of CPL REIT consists of an unlimited number of CPL REIT Units, of which, as at the date hereof, 24,634,862 CPL REIT Units are issued and outstanding as non-assessable and, except for 1,080,733 CPL REIT Units issuable upon the exercise of presently outstanding CPL REIT Options and CPL REIT Units issuable upon the exercise of the CPL REIT Convertible Debentures, no person or company now has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance or any unissued CPL REIT Units or other securities of CPL REIT.

Section 3.13 Tax Matters.

(a) Each of CPL REIT and its Material Subsidiaries has filed, or caused to be filed, all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects at the time of filing) and has paid, or caused to be paid, all material amounts of Taxes shown to be due and payable thereon, and the most recently published financial statements for each of such entities contains an adequate provision in accordance with Canadian GAAP for all material amounts of Taxes payable by the entity in respect of each period covered by such financial statements and all periods prior to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns, and each of those entities has made adequate provision in accordance with Canadian GAAP, in its books and records for any material amounts of Taxes accruing in respect of any accounting period which is ended subsequent to the period covered by such financial statements.

(b) Neither CPL REIT nor any of its Material Subsidiaries has received any written or other notification that any issues involving a material amount of Taxes (or material adjustment to the computation of taxable income) have been raised (and are currently pending) by the CCRA or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns referred to above or amounts allocated or payable to CPL REIT Unitholders, and no waivers of statutes of limitations have been given or requested with respect to any such entity. All liabilities of such entities (other than CPL REIT Unitholders) for income taxes have been assessed for all fiscal periods up to and including the fiscal year ended December 31, 2000 and, to the knowledge of CPL REIT's Designated Officers, there are no proposed (but unassessed) additional Taxes involving a material amount of Taxes and none has been asserted. No Tax liens have been filed for material amounts of Taxes other than for Taxes not yet due and payable, and neither it nor any of its Material Subsidiaries is a party to any Tax sharing or other similar agreement or arrangement of any nature with any other person pursuant to which it or any of them has or could have any material liabilities in respect of Taxes.

(c) CPL REIT has been and is qualified as a mutual fund trust and a registered investment under the Tax Act, and the CPL REIT Units are not and have not been foreign property, for any periods that CPL REIT held out to any person in any manner that it had so qualified or that units of CPL REIT were not foreign property, as applicable.

(d) CPL REIT has made all withholdings, collections and remittances of Taxes in respect of any payments or other amounts required to be made by it in accordance with applicable Laws.

(e) For purposes of this Section 3.13, the term "**material amount of Taxes**" shall mean an amount of taxes in excess of $200,000, and "**material adjustment**" shall mean an adjustment resulting in an aggregate change in income (or change in loss) of over $500,000.

Section 3.14 Absence of Litigation.

There is no action, proceeding or investigation (whether or not purportedly on behalf of CPL REIT or any of its Material Subsidiaries) pending or, to the knowledge of CPL REIT's Designated Officers, threatened against or affecting CPL REIT or any of its Material Subsidiaries or any of its properties, at Law or in equity or before any Governmental Entity which could in any way adversely affect CPL REIT or its Material Subsidiaries or any of its properties or the condition of CPL REIT or any of its Material Subsidiaries or any of its properties or which questions any actions taken or to be taken by CPL REIT pursuant to or in connection with this agreement, except for any action, proceeding or investigation that would not have a Material Adverse Effect on CPL REIT.

Section 3.15 Environmental Claims.

(a) The business of CPL REIT is being carried on in compliance with all Environmental Laws in all material respects.

(b) CPL REIT has filed all reports and other information and obtained all permits, program approvals and other approvals to enable its business as now conducted to be carried on in compliance with Environmental Laws, and all such reports, information, permits and other approvals are valid and in good standing, and there has been no violation of any such permits, program approvals and other approvals and no proceeding is pending, or to the knowledge of CPL REIT's Designated Officers, threatened, to revoke or limit any such permits, program approvals or other approvals.

(c) No control orders, stop orders or other orders or directives have been issued to CPL REIT in respect of its business or real property or, to the knowledge of CPL REIT's Designated Officers, to any other person in respect of same, and to the knowledge of CPL REIT's Designated Officers, no fact or circumstances exist which would give rise to any such order or directive being issued.

(d) During the occupation of its existing premises, and to the knowledge of CPL REIT's Designated Officers, at all other times, there has not been a release of Hazardous Substance on any of such premises in violation of Environmental Laws.

(e) CPL REIT has stored, treated and disposed of all Hazardous Substances used or generated and/or otherwise relating to its business in accordance with the Environmental Laws.

(f) CPL REIT has not received any written or oral notice of any alleged violation of Environmental Laws or other damage to the environment emanating from or occurring on its properties which it owns or occupies and,.to the knowledge of CPL REIT's Designated Officers, no fact or circumstances exist which would give rise to such a claim.

Section 3.16 Fees.

There is no person or company acting or purporting to act for CPL REIT entitled to any brokerage or finder's fee in connection with this agreement.

Section 3.17 Exchange Listing.

The currently issued and outstanding CPL REIT Units are listed and posted for trading on the Exchange.

Section 3.18 Change of Control Provisions.

Provided all Required Regulatory Approvals and Required Third Party Approvals have been obtained on or prior to the Time of Closing, the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement will not create any liability on the part of CPL REIT or any of its Material Subsidiaries nor result in a breach of contract pursuant to which any of them is a party, under any change of control provision or restriction, which would, or could reasonably be expected to, have a Material Adverse Effect on CPL REIT.

Section 3.19 Employment Matters.

(a) The business of CPL REIT has been and is being operated in all material respects in compliance with all Laws relating to employees, including employment standards, occupational health and safety, pay equity and employment equity.

(b) Neither CPL REIT nor any of its Material Subsidiaries is party to any agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any trustee, director or senior officer of CPL REIT or its Material Subsidiaries other than (i) agreements entered into in the ordinary course of business on normal market terms, and (ii) any common law obligations of reasonable notice of termination are paid in lieu thereof and statutory obligations.

(c) Neither CPL REIT nor any of its subsidiaries is subject to any litigation, actual or, to the knowledge of CPL REIT's Designated Officers, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims where such litigation as would, take individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to CPL REIT.

Section 3.20 Insurance.

Each of CPL REIT and its Material Subsidiaries maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in similar businesses.

Section 3.21 Material Facts.

CPL REIT has attempted in good faith to deliver all documents under its control and the control of its Material Subsidiaries and its advisors that have been requested by Retirement REIT or its advisors, and has not withheld any material fact in responding to the inquiries made to it by Retirement REIT or its advisors in connection with the transactions contemplated hereby.

Section 3.22 Title to Assets.

CPL REIT and its Material Subsidiaries have good and sufficient title to the material assets used in the context of their business including good and sufficient beneficial title to the real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from land owners or authorities permitting the use of land by those entities, necessary to permit the operation of its businesses as presently owned and conducted except for such failure of title that, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect on CPL REIT.

Section 3.23 Indebtedness.

Except as disclosed in CPL REIT Reports, CPL REIT is not in default of any material obligation pertaining to indebtedness for borrowed money and there exists no state of facts which, after notice or the passage of time or both, would constitute such a default. Provided that all Required Regulatory Approvals and Required Third Party Approvals have been obtained on or prior to the Time of Closing, the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement will not give rise to any right of termination or acceleration of existing indebtedness, except where such termination or acceleration would not have a Material Adverse Effect on CPL REIT.

Section 3.24 Prior Valuations.

Except as disclosed in the Offer Documents, the Trustees' Circular, the CPL REIT Circular or the Retirement REIT Circular, to the best of the knowledge of the Designated Officers of CPL REIT, no prior valuations (as such term is defined in the Related Party Rules) in respect of CPL REIT that relates to the subject matter of or is otherwise relevant to the Offer and the Acquisition and Redemption Transaction has been made in the 24 months prior to the date of this agreement.

Section 3.25 Fairness Opinion.

CPL REIT confirms that its board of trustees has received from Scotia Capital Inc., financial advisor to the independent committee of such board of trustees, to the effect that the consideration payable pursuant to the Offer and the Acquisition and Redemption Transaction is fair, from a financial point of view, to the holders of CPL REIT Units other than the Related Parties (as such term is defined in the Related Party Rules) (such fairness opinion being referred to herein as the "**CPL REIT Fairness Opinion**").

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF RETIREMENT REIT

Retirement REIT hereby represents and warrants to CPL REIT (and acknowledges that CPL REIT is relying upon such representations and warranties in connection with its entering into of this agreement and the performance by it of its obligations hereunder) that, except as disclosed in the Retirement REIT Disclosure Letter:

Section 4.1 Authority and Non-Conflict.

The execution and delivery of this agreement, and the fulfilment of the terms hereof by Retirement REIT do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach by Retirement REIT of:

(a) any Law applicable to Retirement REIT or to any of its Material Subsidiaries or to their respective property or assets, including Applicable Canadian Securities Laws and the by-laws, rules and regulations of the Exchange, in all material respects;

(b) the Retirement REIT Declaration of Trust, any Retirement REIT trustees' regulations or any resolutions of Retirement REIT Trustees or Unitholders which are in effect as of the date hereof;

(c) in any material respect, any indenture, agreement or other instrument to which Retirement REIT or any of its Material Subsidiaries is a party or by which any of them is bound; or

(d) any judgment, decree or order binding upon Retirement REIT or any of its Material Subsidiaries or the property or assets of Retirement REIT or any of its Material Subsidiaries, except where such conflict or breach would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to Retirement REIT.

Section 4.2 Approval.

Retirement REIT hereby confirms that its Board of Trustees, after consultation with its advisors, and consistent with the recommendations made by a committee of independent Retirement REIT Trustees, by a resolution of such Board of Trustees, has unanimously:

(a) determined that the terms of the Offer and the Acquisition and Redemption Transaction are in the best interests of Retirement REIT;

(b) approved this agreement and the transactions contemplated hereby; and

(c) resolved to recommend that Retirement REIT hold a meeting of its Unitholders and that Retirement REIT Unitholders vote in favour of the Acquisition and Redemption Transaction.

Section 4.3 Organization.

Retirement REIT is duly organized and validly existing under the Laws of the Province of Ontario and has all necessary power, authority, capacity and right to enter into this agreement and complete the transactions contemplated hereby.

Section 4.4 Enforceability.

Upon the due execution and delivery of this agreement, and subject to receipt of approval of Retirement REIT Unitholders at the Retirement REIT Special Meeting, this agreement shall be a legally valid and binding agreement (assuming the due execution and delivery hereof by CPL REIT) enforceable by CPL REIT against Retirement REIT in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and the availability of equitable remedies. Each of the material contracts to which Retirement REIT is a party is in good standing and is a legally valid and binding agreement enforceable against Retirement REIT in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and the availability of equitable remedies.

Section 4.5 Contracts and Conflicting Provisions.

Retirement REIT's material contracts are valid and binding obligations of Retirement REIT and, to the knowledge of Retirement REIT's Designated Officers, of each other party thereto, except for such contracts, which, if not so valid and binding, would not have a Material Adverse Effect on Retirement REIT. Neither Retirement REIT nor, to the knowledge of Retirement REIT's Designated Officers, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which, with the passage of time or giving of notice (or both), would constitute a default under any such contracts, except such violations or defaults, which would not have a Material Adverse Effect on Retirement REIT. Retirement REIT is not, and at the Closing Date will not be, a party to, bound or affected by or subject to, any agreement, charter or by-law provision (including the Retirement REIT Declaration of Trust), statute, regulation, judgment, order, decree or Law which would be violated, contravened, breached, in any material respect, by or under which default, in any material respect, would occur as a result of, the execution and delivery or performance of this agreement which default, violation, contravention or breach would materially impair or would prevent it from consummating the transactions contemplated hereby. Provided the Required Regulatory Approvals and Required Third Party Approvals have been obtained on or prior to the Time of Closing, completion of the Offer and the Acquisition and Redemption Transaction will not result in or give rise to any right of termination or acceleration of existing indebtedness, except where such termination or acceleration would not have a Material Adverse Effect on Retirement REIT.

Section 4.6 Consents.

No consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing (other than pursuant to the Securities Laws) with, or notification to any Governmental Entity is required to be made or obtained by it in connection with the execution and delivery by it of this agreement or the consummation by it of any of the transactions provided for herein, except for the consent of Retirement REIT Unitholders at Retirement REIT Special Meeting the Required Regulatory Approvals and Required Third Party Approvals and except for any consent, waiver, approval, authorization, exemption, registration, license, declaration, filing or notification of which the failure to have, make or receive, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect on Retirement REIT.

Section 4.7 Public Disclosure.

(a) Retirement REIT has complied in all material respects with its obligations to file all forms, reports, statements, schedules and documents required to be filed with the Securities Authorities (collectively, the "**Retirement REIT Reports**"), each of which Retirement REIT Reports complied in all material respects with the applicable requirements of Applicable Canadian Securities Laws as in effect on the date so filed. None of such reports (including any financial statements, schedules, documents or exhibits included in or incorporated by reference therein) or any other document when filed pursuant to the Securities Laws contain any Misrepresentation.

(b) The most recent financial statements of Retirement REIT (including any related notes thereto) as at and for the periods ended September 30, 2001 (the "**Retirement REIT Financial Statements**") which have been filed with the Securities Authorities have been prepared in accordance with Canadian GAAP, applied on a consistent basis throughout the periods involved and fairly present the consolidated financial position of Retirement REIT and its subsidiaries at the dates thereof and the consolidated results of its operations and its cash flow for the periods indicated.

(c) Except and as to the extent set forth on or contemplated by the consolidated balance sheet of Retirement REIT and its subsidiaries as at September 30, 2001, including the notes to the financial statements of Retirement REIT for the period then ended, neither Retirement REIT nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with Canadian GAAP, except for liabilities or obligations incurred in the ordinary course of business since September 30, 2001 which could not, individually or in the aggregate, constitute a Material Adverse Effect with respect to Retirement REIT (on a consolidated basis).

Section 4.8 Absence of Changes.

Since September 30, 2001, except as set forth in Retirement REIT Reports or any news release generally circulated, there has not been:

(a) any material adverse change in the financial condition, operations or prospects of Retirement REIT; or

(b) any damage, destruction, loss, labour trouble or other event, development or condition of any character (whether or not covered by insurance) which had a Material Adverse Effect on Retirement REIT (on a consolidated basis).

Section 4.9 Business Activities.

The Retirement REIT Trustees have all requisite power and authority under the Retirement REIT Declaration of Trust to carry on the activities of Retirement REIT and the directors and officers of Retirement REIT's Material Subsidiaries have all requisite power and authority to carry on the activities of such Material Subsidiaries, in each case as now conducted and as currently proposed to be conducted, to enable Retirement REIT and its subsidiaries to own, lease and operate their respective properties and assets and to carry out the provisions of this agreement and Retirement REIT is in compliance with the investment guidelines and operating policies contained in the Retirement REIT Declaration of Trust. There is no agreement, judgment, injunction, order or decree binding upon Retirement REIT or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business activity of Retirement REIT or any of its subsidiaries, any acquisition of property by any such entity or the conduct of business by any such entity as currently conducted, other than such agreements, judgments, injunctions, orders or decrees that, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to Retirement REIT.

Section 4.10 Subsidiaries.

Each of Retirement REIT's Material Subsidiaries has been duly incorporated, amalgamated, organized or formed and has been organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and each has all requisite power and authority to carry on its activities as now conducted and as currently proposed to be conducted and to own and lease its properties and assets.

Section 4.11 Licenses, Permits, etc.

To the knowledge of Retirement REIT's Designated Officers, each of Retirement REIT and its Material Subsidiaries has conducted and is conducting the activities of Retirement REIT and those subsidiaries in compliance in all respects with all applicable Laws of each jurisdiction in which its activities are carried on except to the extent such non-compliance would not, or could not reasonably be expected to, have a Material Adverse Effect on Retirement REIT, and Retirement REIT and each of its Material Subsidiaries is duly licensed, registered or qualified in all jurisdictions in which it owns, licenses or operates its property or carries on activities to the extent required to enable the activities of Retirement REIT and its Material Subsidiaries to be carried on as now conducted or as proposed to be conducted on the property and assets of Retirement REIT and its Material Subsidiaries to be owned, leased and operated, except to the extent that the lack of such license, registration or qualification would not, or could not reasonably be expected to, have a Material Adverse Effect on Retirement REIT, and all such licenses, registrations and qualifications are valid and subsisting in good standing.

Section 4.12 Authorized and Outstanding Capital.

The authorized capital of Retirement REIT consists of an unlimited number of Retirement REIT Units, of which, as at the date hereof, 38,764,544 Retirement REIT Units are issued and outstanding as non-assessable and, except for 1,965,000 Retirement REIT Units issuable upon the exercise of presently outstanding Retirement REIT Options, no person or company now has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance or any unissued Retirement REIT Units or other securities of Retirement REIT.

Section 4.13 Tax Matters.

(a) Each of Retirement REIT and its Material Subsidiaries has filed, or caused to be filed, all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects at the time of filing) and has paid, or caused to be paid, all material amounts of Taxes shown to be due and payable thereon, and the most recently published financial statements for each of such entities contains an adequate provision in accordance with Canadian GAAP for all material amounts of Taxes payable by the entity in respect of each period covered by such financial statements and all periods prior to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns, and each of those entities has made adequate provision in accordance with Canadian GAAP, in its books and records for any material amounts of Taxes accruing in respect of any accounting period which is ended subsequent to the period covered by such financial statements.

(b) Neither Retirement REIT nor any of its Material Subsidiaries has received any written notification that any issues involving a material amount of Taxes (or material adjustment to the computation of taxable income) have been raised (and are currently pending) by the CCRA or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns referred to above or amounts allocated to Retirement REIT Unitholders, and no waivers of statutes of limitations have been given or requested with respect to any such entity. To the knowledge of Retirement REIT's Designated Officers, there are no proposed (but unassessed) additional Taxes involving a material amount of Taxes and none has been asserted. No Tax liens have been filed for material amounts of Taxes other than for Taxes not yet due and payable, and neither it nor any of its Material Subsidiaries is a party to any Tax sharing or other similar agreement or arrangement of any nature with any other person pursuant to which it or any of them has or could have any material liabilities in respect of Taxes.

(c) Retirement REIT has been and is qualified as a mutual fund trust and a registered investment under the Tax Act, and the Retirement REIT Units are not and have not been foreign property, for any periods that Retirement REIT held out to any person in any manner that it had so qualified or that units of CPL REIT were not foreign property, as applicable.

(d) Retirement REIT has made all withholdings, collections and remittances of Taxes in respect of any payments or other amounts required to be made by it in accordance with applicable Tax Law.

(e) For purposes of this Section 4.13, the term "**material amount of Taxes**" shall mean an amount of taxes in excess of $200,000, and "**material adjustment**" shall mean an adjustment resulting in an aggregate change in income (or change in loss) of over $500,000.

Section 4.14 Absence of Litigation.

There is no action, proceeding or investigation (whether or not purportedly on behalf of Retirement REIT or any of its Material Subsidiaries) pending or, to the knowledge of Retirement REIT's Designated Officers, threatened against or affecting Retirement REIT or any of its Material Subsidiaries or any of its properties, at Law or in equity or before any Governmental Entity which could in any way adversely affect Retirement REIT or its Material Subsidiaries or any of its properties or the condition of Retirement REIT or any of its Material Subsidiaries or any of its properties or which questions any actions taken or to be taken by Retirement REIT pursuant to or in connection with this agreement, except for any action, proceeding or investigation that would not have a Material Adverse Effect on Retirement REIT.

Section 4.15 Environmental Claims.

(a) The business of Retirement REIT is being carried on in compliance with all Environmental Laws in all material respects.

(b) Retirement REIT has filed all reports and other information and obtained all permits, program approvals and other approvals to enable its business as now conducted to be carried on in compliance with Environmental Laws, and all such reports, information, permits and other approvals are valid and in good standing, and there has been no violation of any such permits, program approvals and other approvals and no proceeding is pending, or to the knowledge of Retirement REIT's Designated Officers, threatened, to revoke or limit any such permits, program approvals or other approvals.

(c) No control orders, stop orders or other orders or directives have been issued to Retirement REIT in respect of its business or real property or, to the knowledge of Retirement REIT's Designated Officers, to any other person in respect of same, and to the knowledge of Retirement REIT's Designated Officers, no fact or circumstances exist which would give rise to any such order or directive being issued.

(d) During the occupation of its existing premises, and to the knowledge of Retirement REIT's Designated Officers, at all other times, there has not been a release of Hazardous Substance on any of such premises in violation of Environmental Laws.

(e) Retirement REIT has stored, treated and disposed of all Hazardous Substances used or generated and/or otherwise relating to its business in accordance with the Environmental Laws.

(f) Retirement REIT has not received any written or oral notice of any alleged violation of Environmental Laws or other damage to the environment emanating from or occurring on its properties which it owns or occupies and, to the knowledge of Retirement REIT's Designated Officers, no fact or circumstances exist which would give rise to such a claim.

Section 4.16 Fees.

There is no person or company acting or purporting to act for Retirement REIT entitled to any brokerage or finder's fee in connection with this agreement.

Section 4.17 Exchange Listing.

The currently issued and outstanding Retirement REIT Units are listed and posted for trading on the Exchange. Application has been made to conditionally list the Payment Units.

Section 4.18 Employment Matters.

(a) The business of Retirement REIT has been and is being operated in all material respects in compliance with all Laws relating to employees, including employment standards, occupational health and safety, pay equity and employment equity.

(b) Neither Retirement REIT nor any of its Material Subsidiaries is party to any agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any trustee, director or senior officer of Retirement REIT or its Material Subsidiaries other than (i) agreements entered into in the ordinary course of business on normal market terms, and (ii) any common law obligations of reasonable notice of termination are paid in lieu thereof and statutory obligations.

(c) Neither Retirement REIT nor any of its Material Subsidiaries is subject to any litigation, actual or, to the knowledge of Retirement REIT's Designated Officers, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims where such litigation, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to Retirement REIT.

Section 4.19 Insurance.

Each of Retirement REIT and its subsidiaries maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in similar businesses.

Section 4.20 Material Facts.

Retirement REIT has attempted in good faith to deliver all documents under its control and the control of its Material Subsidiaries and its advisors that have been requested by CPL REIT or its advisors, and has not withheld any material fact in responding to the inquiries made to it by CPL REIT or its advisors in connection with the transactions contemplated hereby.

Section 4.21 Title to Assets.

Retirement REIT and its Material Subsidiaries have good and sufficient title to the material assets used in the context of their business including good and sufficient beneficial title to the real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from land owners or authorities permitting the use of land by those entities, necessary to permit the operation of its businesses as presently owned and conducted except for such failure of title that, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect on Retirement REIT.

Section 4.22 Indebtedness.

Except as disclosed in Retirement REIT Reports, Retirement REIT is not in default of any material obligation pertaining to indebtedness for borrowed money and there exists no state of facts which, after notice or the passage of time (or both), would constitute such a default. Provided the Required Regulatory Approvals and Required Third Party Approvals have been obtained on or prior to the Time of Closing, the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement will not give rise to any right of termination or acceleration of existing indebtedness, except where such termination or acceleration would not have a Material Adverse Effect on Retirement REIT.

Section 4.23 Prior Valuations.

Except as disclosed in the Offer Documents, the Trustees' Circular, the CPL REIT Circular or the Retirement REIT Circular, to the best of the knowledge of the Designated Officers of Retirement REIT, no prior valuations (as such term is defined in the Related Party Rules) in respect of Retirement REIT that relates to the subject matter of or is otherwise relevant to the Offer and the Acquisition and Redemption Transaction has been made in the 24 months prior to the date of this agreement.

Section 4.24 Fairness Opinion.

Retirement REIT confirms that its Board of Trustees has received from CIBC World Markets Inc., financial advisor to the independent committee of such board of trustees, to the effect that the consideration payable by Retirement REIT pursuant to the Offer and the Acquisition and Redemption Transaction is fair, from a financial point of view, to Retirement REIT (such fairness opinion being referred to herein as the "**Retirement REIT Fairness Opinion**").

Section 4.25 Issuance of Payment Units.

The Payment Units shall, upon issuance, be issued as fully paid and non-assessable Retirement REIT Units and shall be freely tradable by those CPL REIT Unitholders receiving such Payment Units provided that they are resident in one of the Reporting Provinces, subject to Control Person Restrictions.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

Each of the parties covenants and agrees that, during the period from the date of this agreement to the Time of Closing, except pursuant to the terms hereof (including the completion of the Reorganization Transactions and payment of the Special Distribution, if any) or unless the other party shall otherwise consent in writing, it shall conduct its business and shall cause its Material Subsidiaries to conduct their respective business only in, and neither it nor its Material Subsidiaries shall take any action except in, the ordinary course of business and in a manner substantially consistent with past practice and in compliance with applicable Laws, and it and its Material Subsidiaries shall preserve intact their respective business organization and preserve its and their present relationships with customers, suppliers, lenders and other persons with whom it or any of them have business relations.

Section 5.2 Special Distributions.

Notwithstanding any other provision hereof, if the Closing Date occurs on any date following April 30, 2002 that is not the last business day (as defined in the CPL REIT Declaration of Trust or the Retirement REIT Declaration of Trust, as applicable) of a calendar month, then special proportional distributions (the "**Special Distributions**") shall be paid:

(a) by Retirement REIT to Retirement REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such Special Distribution) immediately prior to the take-up of the CPL REIT Units under the Offer; and

(b) by CPL REIT to CPL REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such Special Distribution) immediately prior to the take-up of the CPL REIT Units under the Offer.

Section 5.3 Access to Information.

Each of the parties shall, and shall cause its Material Subsidiaries, officers and directors to, and request its auditors and legal counsel to, afford the officers, employees, auditors and other agents of the other party reasonable access at reasonable times to its offices and facilities, and to its books and records, and shall furnish to the other party and such other persons with such financial, operating and other data and information as the second mentioned party, through its officers, employees or agents, may from time to time reasonably request.

Section 5.4 No Solicitation.

(a) Neither party shall, directly or indirectly, through its or any of its subsidiaries' trustees, directors, officers, employees, representatives or agents (collectively, "**Representatives**"), solicit or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, provided nothing contained in this Section 5.4 or any other provision of this agreement shall prevent a party's Board of Trustees from taking such action as such board determines are reasonably required in the exercise of its fiduciary duties to respond to an unsolicited *bona fide* written Acquisition Proposal which (i) was not solicited or is the result of solicitations carried out on or before October 18, 2001, directly or indirectly, through any of such party's Representatives, and (ii) is an Acquisition Proposal (A) for which such party's Board of Trustees reasonably believes adequate financial arrangements will be made, and (B) such board determines in good faith (after consultation with its financial advisors and after receiving advice of its outside counsel to the effect that the board is required to do so in order to discharge properly its fiduciary duties) would, if consummated in accordance with its terms, result in a transaction more favourable from a financial point of view to the unitholders of such party than the transactions contemplated by this agreement (any such Acquisition Proposal being referred to herein as a "**Superior Proposal**").

(b) Each party shall immediately notify the other of any existing or future Acquisition Proposal or any written request for non-public information relating to it or any of its subsidiaries in connection with an Acquisition Proposal or for access to its properties, books or records by any person or entity that informs any of its or any of its subsidiaries' Representatives that it is considering making, or has made, an Acquisition Proposal. Any such notice shall indicate the details of such proposal, inquiry or contact known to the notified party and such other information as the other party may reasonably request including the identity of the proponent of such Proposal.

Section 5.5 Right to Match.

Neither party shall enter into any agreement to propose, pursue, support or recommend any Acquisition Proposal (a "**Proposed Agreement**") or change its recommendation of the transactions contemplated by this agreement except in compliance with Section 5.4 and only after providing the other party with an opportunity to amend this agreement to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the Board of Trustees of the Subject REIT which is the proposed party to the Proposed Agreement, acting in good faith and in accordance with its fiduciary duties, after consultation with the Subject REIT's financial advisors. In particular, in such circumstance the first-mentioned Subject REIT shall provide the other with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than three business days prior to its proposed execution. In the event that the other Subject REIT agrees to amend this agreement as provided above, the first mentioned Subject REIT shall not enter into the Proposed Agreement unless this agreement is not so amended within those three business days.

Section 5.6 Further Action.

Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effect of the transactions contemplated by this agreement, including:

(a) co-operation in the preparation and filing of the documentation giving effect to the transactions contemplated hereby (including the Offer Documents, CPL REIT Trustees' Circular, CPL REIT Circular and Retirement REIT Circular) and any regulatory and governmental filings or submissions in connection with all Required Regulatory Approvals, including under the H-S-R Act and any amendments to any such filings; and

(b) to diligently make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders (i) in connection with all Required Regulatory Approvals, and (ii) in connection with all Required Third Party Approvals.

Section 5.7 Approvals.

The parties shall diligently take all steps as are necessary to satisfy the conditions contemplated by Section 7.1 hereof and to file all notices in connection therewith as soon as is reasonably practicable following the date hereof. The parties shall pursue any and all Required Regulatory Approvals and Required Third Party Approvals or other filings and approvals required on their respective parts with respect to the transactions contemplated hereby.

Section 5.8 Insurance.

Retirement REIT shall arrange for and/or maintain "trustees', directors' and officers' " insurance coverage for the trustees and officers of CPL REIT and the directors and officers of its subsidiaries for seven years substantially on the same terms and conditions as the "trustees', directors' and officers' " coverage in place for the benefit of the trustees and officers of Retirement REIT and the directors and officers of its subsidiaries.

ARTICLE VI

LIMITATION OF REMEDIES

Section 6.1 Investigations.

No investigation by or on behalf of any party hereunder shall mitigate, diminish or affect the representations and warranties made by the other party hereunder.

Section 6.2 Survival of Representations, Warranties and Covenants.

The representations and warranties of each party hereto contained herein shall survive the execution and delivery of this agreement and shall terminate on the earlier of the termination of this agreement in accordance with its terms and the day after the Closing Date.

Section 6.3 Trustees, Directors and Senior Officers.

Notwithstanding anything to the contrary contained herein and without limiting the provisions of Section 10.10, no trustee or senior officer of CPL REIT or Retirement REIT nor any director, manager, trustee or senior officer of either of such parties' subsidiaries shall be personally liable for a breach of a representation or warranty made under this agreement or any of the other agreements, instruments or other documents contemplated by this agreement.

ARTICLE VII

CONDITIONS

Section 7.1 General Conditions.

The respective obligations of CPL REIT and Retirement REIT to complete the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement and to perform, fulfil and satisfy their other respective obligations hereunder, are subject to the fulfilment, or the waiver by each of CPL REIT and Retirement REIT, on or before the Outside Date, of the following conditions, each of which are inserted for the benefit of each of CPL REIT and Retirement REIT and may be waived, in whole or in part, only by mutual consent of such parties, each acting in its sole discretion:

(a) (i) the CPL REIT Unitholder Approval shall have been obtained at the CPL REIT Special Meeting (or any adjournment thereof) (the "**Transaction Approval Condition**"); (ii) all required certificates and other documents to allow for completion of the Acquisition and Redemption Transaction shall have been obtained; and (iii) the Retirement REIT Unitholder Approval shall have been obtained;

(b) the applicable waiting period under the H-S-R Act shall have expired or been earlier terminated, the U.S. federal antitrust authorities shall have delivered satisfactory assurances in the reasonable judgment of each of CPL REIT and Retirement REIT, that the purchase of the CPL REIT Units under the Offer and the completion of the Acquisition and Redemption Transaction will not be opposed or challenged and no person shall have opposed or threatened to oppose the purchase of the CPL REIT Units under the Offer or the completion of the Acquisition and Redemption Transaction

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under the H-S-R Act (including any application for interim relief) (the "**Competition Compliance Condition**");

(c) each of Retirement REIT and CPL REIT shall have determined, each acting reasonably, that all Required Regulatory Approvals and Required Third Party Approvals, other than those listed in paragraph (b) above, have been obtained on terms satisfactory to each of Retirement REIT and CPL REIT in their reasonable judgment and any applicable Governmental Entity waiting period shall have expired or been terminated;

(d) each of Retirement REIT and CPL REIT shall have received from and delivered to the other a certificate confirming that each qualifies, and has qualified at all material times, as a "mutual fund trust" (as defined in the Tax Act);

(e) each of Retirement REIT and CPL REIT, each acting reasonably, shall have determined that: (i) no act, action, suit, or proceeding has been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity or person in Canada or elsewhere, whether or not having the force of Law; and (ii) no Law has been proposed, enacted, promulgated or applied, in the case of either (i) or (ii):

(A) to cease trade the CPL REIT Units or the Retirement REIT Units or enjoin, prohibit or impose material limitations or conditions on the Acquisition and Redemption Transaction or the purchase by or the sale to Retirement REIT of the CPL REIT Units pursuant to the Offer or the right of Retirement REIT to own or exercise full rights of ownership of such CPL REIT Units; or

(B) which would have a Material Adverse Effect with respect to either Retirement REIT or CPL REIT or both;

(f) there shall not exist any prohibition at Law against Retirement REIT and CPL REIT completing the Acquisition and Redemption Transaction;

(g) there shall not have occurred or arisen after the date of this agreement (or, if there has previously occurred, there shall not have been omitted to be disclosed in writing, generally or to CPL REIT or Retirement REIT, as the case may be, by the other prior to the date of this agreement) any change (or any condition, event or development involving a prospective change) which, in the reasonable judgment of CPL REIT or Retirement REIT, as the case may be, involves a Material Adverse Effect with respect to the other party hereto; and

(h) neither Retirement REIT nor CPL REIT shall be, in any material respect, in breach of or in default of any of its representations, warranties, covenants or other obligations under this agreement.

ARTICLE VIII

CLOSING MATTERS, TERMINATION AND EXPENSES

Section 8.1 Closing Matters.

Each Subject REIT shall deliver, at the Time of Closing, such customary certificates, resolutions and other closing documents, including instruments of conveyancing and transfer, as may be required by the other Subject REIT, acting reasonably.

Section 8.2 Termination.

This agreement shall terminate at the Time of Closing and may be earlier terminated at any time prior thereto:

(a) by either party if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within Canada or the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting completion of the transaction contemplated hereby and such order, decree, ruling or other action is or shall have become final and non-appealable, provided that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or contest the imposition of such injunction or action and such failure materially contributed to such positions;

(b) by either party if (i) there shall have been a breach or default in any material respect of any covenant, agreement or obligation on the part of the other, (ii) any representation or warranty made by the other contained herein is inaccurate or untrue in any material respect, or (iii) there has occurred a change in the assets, business, operations or capital of the other, that has, or could reasonably be expected to have, a Material Adverse Effect on the other REIT;

(c) by either party if any of the conditions set forth in Article VII of this agreement have not been satisfied or waived on or before the Outside Date, except where the failure to satisfy such condition is the direct result of a breach by the party seeking to rely thereon of any of its representations, warranties or obligations under this agreement; and

(d) by either party if:

(i) the other party has entered into a Proposed Agreement;

(ii) the Board of Trustees of the other party withdraws or makes any adverse modification with respect to its recommendation of the transactions contemplated by this agreement;

(iii) the Board of Trustees of the other party recommends any Acquisition Proposal (whether or not a Superior Proposal),

other than as a result of or in response to a material breach under this agreement, and/or the unitholders of the other pass a resolution approving any Acquisition Proposal (whether or not a Superior Proposal).

In the event of the termination of this agreement pursuant to this Article VIII, this agreement shall forthwith become void and there shall be no liability on the party of any party hereto or their respective unitholders, officers or directors except as expressly provided herein; provided, however, that nothing herein shall relieve any party from liability for any breach of any provision of this agreement which occurred on or before the date of such termination. Notwithstanding the foregoing, if this agreement is terminated the obligations of the parties pursuant to this Article VIII shall continue in full force and effect, and any termination of this agreement shall not affect the obligations of the parties under any confidentiality agreement between the two parties.

Section 8.3 Expenses.

(a) Subject to (b) below, each of the parties will bear the costs of its own independent committee of the Board of Trustees (including the cost of its financial and legal advisors) incurred in connection with the transactions contemplated hereby, and all other expenses incurred in connection with such transactions (including the costs of seeking Required Regulatory Approvals and Required Third Party Approvals, the fees and costs associated with obtaining valuations required under the Related Party Rules and all costs and expenses (including professional fees) ancillary thereto) shall be borne by the party or Subsidiary that incurred each expense, provided that if such transactions are not completed then, subject to (b) below, the parties shall bear such expenses equally.

(b) Notwithstanding (a) above, if this agreement is duly terminated by one party (the "**Terminating Party**") pursuant to (among other things) Section 8.2(b) and/or (d) (but not, for greater certainty, in circumstances where the agreement is terminated on one or more bases that do not include Section 8.2(b) or (d)), the expenses incurred by both parties shall be borne entirely by the other party (the "**Defaulting Party**"), and the Defaulting Party shall promptly compensate the Terminating Party for all reasonable expenses incurred by it in connection with the transactions contemplated hereby.

ARTICLE IX

NOTICES

Section 9.1 Address For Notice.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication, addressed as follows:

(a) in the case of CPL REIT, to:

CPL Long Term Care Real Estate Investment Trust
175 Bloor Street East
South Tower, 6th Floor
Toronto, Ontario
M4W 3R8

Attention: John Crow, Chairman
Facsimile: (416) 323-3818

with a copy to:

McCarthy Tétrault LLP
Suite 4700
Toronto-Dominion Bank Tower
Toronto, Ontario
M5K 1E6

Attention: Graham P.C. Gow
Facsimile: (416) 601-8250

with a copy to:

Goodmans LLP
250 Yonge Street
Suite 2400
Toronto, Ontario
M5B 2M6

Attention: Stephen N. Pincus
Facsimile: (416) 979-1234

(b) in the case of Retirement REIT, to:

Retirement Residences Real Estate Investment Trust
175 Bloor Street East
South Tower, 6th Floor
Toronto, Ontario
M4W 3R8

Attention: The Honourable William G. Davis, P.C., C.C., Q.C., Chairman
Facsimile: (416) 961-2492

with a copy to:

Torys LLP
Suite 3300, Box 27
Maritime Life Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1N2

Attention: Patricia Koval
Facsimile: (416) 865-7380

with a copy to:

Goodmans LLP
250 Yonge Street
Suite 2400
Toronto, Ontario
M5B 2M6

Attention: Stephen N. Pincus
Facsimile: (416) 979-1234

Section 9.2 Receipt and Deemed Receipt of Notice.

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if not delivered or transmitted during usual business hours or if such day is not a Business Day at the place of receipt, on the next following Business Day).

Section 9.3 Change of Address.

Either party may change its address for service from time to time by giving notice to the other party in accordance with the foregoing.

ARTICLE X

GENERAL

Section 10.1 Amendment.

This agreement may, at any time and from time to time before the Closing Date, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d) waive compliance with or modify any conditions precedent herein contained.

Section 10.2 Waiver.

At any time prior to the time of closing, any party hereto may:

(a) extend the time for the performance of any of the obligations or other acts of the other party;

(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto that are for the benefit of such parties; and

(c) waive compliance with any of the agreements or conditions contained herein that are for the benefit of such party. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party to be bound thereby.

Section 10.3 Assignment.

Neither party may assign any of its rights or obligations under this agreement without the prior written consent of the other party.

Section 10.4 Amendment.

No amendment or waiver of any provision of this agreement shall be binding on any party unless consented to in writing by that party. A waiver of any provision of this agreement shall not constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided.

Section 10.5 Time of the Essence.

Time shall be of the essence of this agreement.

Section 10.6 Counterparts.

This agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

Section 10.7 Governing Law.

This agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the Laws of the Province of Ontario. Each party hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 10.8 Severability.

In the event that any provision of this agreement is determined by a court of competent jurisdiction to be unenforceable, in whole or in part, such determination shall not affect or impair the enforceability of any other provision and each provision is hereby declared to be separate, severable and distinct.

Section 10.9 Binding Effect.

This agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective heirs, administrators, legal personal representatives, successors and permitted assigns.

Section 10.10 Acknowledgement.

The parties acknowledge and agree that the obligations of CPL REIT and Retirement REIT hereunder are not personally binding upon any trustee thereof, any registered or beneficial holder of units in either REIT or any annuitant under a plan of which any such unitholder acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of the foregoing, but the property of each REIT only shall be bound by such obligations. Any obligation of either CPL REIT or Retirement REIT set out in this agreement shall, to the extent necessary to give effect to such obligation, be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the trustees of such REIT in their capacity as trustees of such REIT only.

Section 10.11 Public Statements.

Neither of the parties nor their respective trustees, officers, employees or representatives shall make any public statement or announcement with respect to the transactions contemplated hereby which is inconsistent with the terms and conditions of this agreement. All public disclosure with respect to the transactions contemplated hereby shall require the approval of both parties, each acting reasonably, unless otherwise required by Law.

IN WITNESS WHEREOF the parties have executed this agreement as of the date first written above.

CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST

By: (Signed) John Crow

JOHN CROW,
Chairman of the Independent Committee of the Board of Trustees

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

By: (Signed) William G. Davis

WILLIAM G. DAVIS,
Chairman of the Independent Committee of the Board of Trustees

APPENDIX II TO SCHEDULE "A"

AMENDMENTS TO THE DECLARATION OF TRUST

WHEREAS Retirement REIT desires to effect the Transaction (as such terms are defined in the notice of special meeting of unitholders and information circular dated February 19, 2002 to which this Appendix II to Schedule "A" is attached (the "**Circular**"));

AND WHEREAS, in connection with the Transaction, it is desirable that certain amendments be made to the first amended and restated declaration of trust of Retirement REIT dated as of March 30, 2001 (the "**Declaration of Trust**");

NOW THEREFORE BE IT RESOLVED THAT:

1. subsection 4.1(a) of the Declaration of Trust shall be amended as follows (all amendments appearing in italics in these resolutions):

   (a) the Trust's activities shall be limited to the ownership, acquisition *and development* of Retirement Homes *and/or Nursing Homes* and *investments* in Persons which conduct the business carried on from such Retirement Homes *and/or Nursing Homes* or which provide services to the Nursing Reit and/or other parties and all activities relating or ancillary thereto, and such other investments and activities in the health care field (including, without limitation, investing in units of the Nursing Reit) as are consistent with the other investment guidelines of the Trust and approved by a majority of the Trustees from time to time;

2. subsection 4.1(c) of the Declaration of Trust shall be amended as follows (all amendments appearing in italics in these resolutions):

   (c) the Trust may invest, directly or indirectly, in Persons which focus their activities on the ownership, operation and/or management of Retirement Homes and/or Nursing Homes, *on development of Retirement Homes and/or Nursing Homes*, on construction management for the development of Retirement Homes *and/or Nursing Homes*, on the provision of home healthcare services and on other healthcare related services, provided such investments are otherwise consistent with the investment guidelines set forth in this Section 4.1;

3. The Trustees of Retirement REIT are hereby authorized to amend or amend and restate the Declaration of Trust with such amendments, revisions or changes as such trustees determine are necessary and/or desirable to give effect to the Transaction, these resolutions and/or the other transactions and matters described in the Circular and to permit Retirement REIT and/or its affiliates to carry on the business and activities of CPL Long Term Care Real Estate Investment Trust and its affiliates.

SCHEDULE "B"

FAIRNESS OPINION

CIBC World Markets

CIBC WORLD MARKETS INC.
Investment Banking
BCE Place, P.O. Box 500
161 Bay Street
Canada Trust Tower, 6th Floor
Toronto, Ontario
M5J 2S8

February 12, 2002

The Board of Trustees
Retirement Residences Real Estate Investment Trust
175 Bloor Street East, South Tower, 6th Floor
Toronto, Ontario
M4W 3R8

Attention: The Honourable William G. Davis
Chairman, Independent Committee of the Board of Trustees

Dear Sirs:

CIBC World Markets Inc. ("**CIBC World Markets**") understands that Retirement Residences Real Estate Investment Trust ("**Retirement REIT**" or the "**Trust**") is proposing to enter into an acquisition agreement (the "**Acquisition Agreement**") with CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") pursuant to which:

(a) Retirement REIT will make an offer, by way of a take-over bid (the "**Retirement REIT Offer**"), to acquire up to 14,000,000 units of CPL REIT (the "**CPL REIT Units**"), representing approximately 57% of the issued and outstanding CPL REIT Units, in consideration for (the "**Offer Consideration**") units of Retirement REIT (the "**Retirement REIT Units**") on the basis of an exchange ratio (the "**Exchange Ratio**") of 1.20 Retirement REIT Units for each outstanding CPL REIT Unit;

(b) Retirement REIT will acquire from CPL REIT substantially all of its property, assets and undertaking (the "**CPL REIT Assets**") in consideration for (the "**Asset Acquisition Consideration**") the assumption by Retirement REIT of substantially all of CPL REIT's liabilities and obligations (the "Assumed Liabilities"), and the issuance by Retirement REIT to CPL REIT of an aggregate number of Retirement REIT Units equal in number to the difference between: (i) the product obtained by multiplying the number of CPL REIT Units outstanding at the opening of business on the date of completion of the Retirement REIT Offer (the "Closing Date") by the Exchange Ratio (the "Transfer Payment Units"); and (ii) the quotient obtained by dividing a portion of the expenses incurred by CPL REIT in the course of a borrowing (or assumption of debt) that is included in the Assumed Liabilities by the fair market value (as determined by Retirement REIT's chief financial officer) of a Retirement REIT Unit at the opening of business on the Closing Date; and

(c) all of the issued and outstanding CPL REIT Units (except for certain CPL REIT Units to be retained by Retirement REIT) will be transferred to CPL REIT (for cancellation) in exchange for the distribution, on a *pro rata* basis, to all holders of CPL REIT Units of all of the Transfer Payment Units.

In this letter, the transactions described above in clauses (b) and (c) are referred to collectively as the "Acquisition and Redemption Transaction", the Acquisition and Redemption Transaction and the Retirement REIT Offer are referred to collectively as the "Proposed Transaction" and the Asset Acquisition Consideration and the Offer Consideration are referred to collectively as the "Consideration".

We also understand that completion of the Acquisition and Redemption Transaction is subject to, among other things, (a) approval by holders of not less than two-thirds of the votes cast by the holders of Retirement REIT Units present in person, or represented by proxy, at a special meeting of Retirement REIT's unitholders (the

464

"**Retirement REIT Special Meeting**"); and (b) approval by (i) holders of not less than two-thirds of the votes cast by the holders of CPL REIT Units present in person, or represented by proxy, at a special meeting of CPL REIT's unitholders (the "**CPL REIT Special Meeting**") and (ii) the holders of not less than a simple majority of the votes cast by CPL REIT's minority holders of CPL REIT Units at the CPL REIT Special Meeting.

We also understand that, in connection with the Proposed Transaction and in compliance with Rule 61-501 of the Ontario Securities Commission and Local Policy Statement Q-27 of the Commission des valeurs mobilières du Québec (collectively, the "**Related Party Transaction Rules**"), KPMG Corporate Finance Inc. ("**KPMG**") was retained jointly by the independent committee of the Board of Trustees of CPL REIT to prepare a formal valuation as at February 12, 2002 (the "KPMG Valuation") of the Retirement REIT Units, the property, assets and undertaking of Retirement REIT (the "Retirement REIT Assets"), the CPL REIT Units and the CPL REIT Assets.

The Offer to Purchase and related Circular of Retirement REIT regarding the Retirement REIT Offer (the "Take-over Bid Circular") describes the Retirement REIT Offer and Retirement REIT's business and includes a copy of the KPMG Valuation. The Management Information Circular prepared in connection with the Retirement REIT Special Meeting (the "Retirement REIT Proxy Circular") describes the Acquisition and Redemption Transaction and CPL REIT's business.

CIBC World Markets' Engagement

By letter agreement dated December 3, 2001, Retirement REIT engaged CIBC World Markets to provide financial advice and assistance to the independent committee of the Board of Trustees of Retirement REIT (the "**Independent Committee**") in connection with the Proposed Transaction and, pursuant to that agreement, the Board of Trustees has requested that we prepare and deliver to the Board of Trustees our opinion (the "**Opinion**") as to the fairness, from a financial point of view, of the Consideration payable by Retirement REIT pursuant to the Proposed Transaction. CIBC World Markets will be paid a fixed fee for rendering the Opinion and Retirement REIT has agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of its engagement.

Neither CIBC World Markets nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of Retirement REIT, CPL REIT or any of their respective associates or affiliates. We are familiar with Retirement REIT and its business. In the past two years, CIBC World Markets was a co-lead underwriter for Retirement REIT's $200,000,000 initial public offering pursuant to a prospectus dated March 30, 2001 and for Retirement REIT's $40,537,500 public offering pursuant to a short form prospectus dated November 6, 2001. In addition, Canadian Imperial Bank of Commerce, sole shareholder of CIBC World Markets, is a co-lender pursuant to Retirement REIT's $50,000,000 revolving credit facility. As a consequence of these relationships, we may not be considered to be independent of Retirement REIT for the purposes of the Related Party Transaction Rules.

We are also familiar with CPL REIT and its business. In the past two years, CIBC World Markets was the lead underwriter for CPL REIT's $30,000,000 public offering of convertible subordinated debentures pursuant to a short form prospectus dated June 5, 2000, its $43,500,000 public offering of convertible subordinated debentures pursuant to a short form prospectus dated October 23, 2000, its $30,580,000 public offering of units pursuant to a short form prospectus dated March 6, 2001 and its $25,031,250 public offering of units pursuant to a short form prospectus dated November 1, 2001. As a consequence of these relationships, we may not be considered to be independent of CPL REIT for the purposes of the Related Party Transaction Rules.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

i) a draft dated February 12, 2002 of the Acquisition Agreement;

ii) a draft dated February 12, 2002 of the Take-over Bid Circular;

iii) a draft dated February 12, 2002 of the Retirement REIT Notice of Special Meeting of Unitholders and the Retirement REIT Proxy Circular;

iv) a draft dated February 12, 2002 of the CPL REIT Trustees' Circular regarding the Retirement REIT Offer;

v) a draft dated February 12, 2002 of the CPL REIT Notice of Special Meeting of Unitholders and Information Circular prepared in connection with the CPL REIT Special Meeting;

vi) the KPMG Valuation;

vii) the final prospectus of Retirement REIT dated March 30, 2001 in respect of its initial public offering;

viii) the quarterly interim reports of Retirement REIT for the quarters ended June 30, 2001 and September 30, 2001;

ix) the forecast balance sheet of Retirement REIT dated December 31, 2001;

x) Retirement REIT's Annual Information Form dated October 19, 2001;

xi) the final short-form prospectus of Retirement REIT dated November 6, 2001 in respect of its offering of 3,450,000 Retirement REIT Units;

xii) the audited annual reports of CPL REIT for the years ended December 31, 1998, 1999 and 2000;

xiii) the quarterly reports of CPL REIT for the quarters ended June 30, 2001 and September 30, 2001;

xiv) the forecast balance sheet for CPL REIT dated December 31, 2001;

xv) CPL REIT's Renewal Annual Information Form dated May 18, 2001;

xvi) the final short-form prospectus of CPL REIT dated November 1, 2001 in respect of its new issue;

xvii) the Trustee Information Package dated November 23, 2001, including historical and projected operating information of Retirement REIT and CPL REIT;

xviii) discussions with senior management of Retirement REIT and CPL REIT, respectively, concerning business operations, financial conditions and prospects;

xix) discussions with the auditors, legal and tax counsel, and financial, tax and other advisors of Retirement REIT and CPL REIT, respectively, including discussions with KPMG in connection with the KPMG Valuation;

xx) certain public information relating to the business, operations, financial performance and trading history of Retirement REIT and CPL REIT, respectively, and other selected public real estate corporations and real estate investment trusts, including prospectuses, annual reports, management information circulars, press releases and quarterly reports;

xxi) public data with respect to other transactions of a comparable nature to the Proposed Transaction considered by CIBC World Markets to be relevant;

xxii) representations contained in certificates addressed to CIBC World Markets, dated as of the date hereof, from senior officers of Retirement REIT and CPL REIT, respectively, as to the completeness and accuracy of the information upon which the Opinion is based and such other matters considered relevant by CIBC World Markets; and

xxiii) such other corporate, industry and financial market information, investigations and analyses as CIBC World Markets considered necessary or appropriate in the circumstances.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions (including the KPMG Valuation) and representations obtained by us from public sources or provided to us by Retirement REIT, CPL REIT and legal, tax, financial and other advisors to Retirement REIT and CPL REIT, respectively, or otherwise obtained pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of our professional judgment and except as expressly described herein, we have not been requested or attempted to verify independently the accuracy or completeness of any of such information, data, advice, opinions and representations.

Senior management of Retirement REIT and CPL REIT have represented to us, in separate certificates delivered as at the date hereof, amongst other things, that (i) the information, data, opinions and other materials (financial and otherwise) (the "**Information**") provided by Retirement REIT and CPL REIT, any of their respective subsidiaries or any of their respective representatives or agents to CIBC World Markets relating to Retirement REIT and CPL REIT, as the case may be, any of their respective subsidiaries or the Proposed Transaction was, at the date the Information was provided to CIBC World Markets, and is complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Retirement REIT or CPL REIT, as the case may be, any of their respective subsidiaries or the Proposed Transaction, and did not, and does not, omit to state a material fact in respect of Retirement REIT or CPL REIT, as the case may be, any of their respective subsidiaries or the Proposed Transaction, and did not, and does not omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and (ii) since the dates on which the Information was provided to CIBC World Markets, except as disclosed in writing to CIBC World Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Retirement REIT or CPL REIT, as the case may be, or any of their respective subsidiaries and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

In preparing the Opinion, CIBC World Markets has made several assumptions, including that all of the conditions required to implement the Proposed Transaction will be met and that the representations and warranties in the Acquisition Agreement with respect to Retirement REIT and its subsidiaries and affiliates, CPL REIT and its subsidiaries and affiliates and the Proposed Transaction, respectively, are accurate in all material respects. In addition, we have assumed that the Proposed Transaction will be completed on the basis described in the Acquisition Agreement and the Take-over Bid Circular.

We were not engaged to prepare and have not prepared a formal valuation (as that term is used in the Related Party Transaction Rules) of the Retirement REIT Units, the Retirement REIT Assets, the CPL REIT Units or the CPL REIT Assets, and the Opinion should not be construed as such. We understand that there have not been any prior valuations (as such term is used in the Related Party Transaction Rules) of the Retirement REIT Units, the Retirement REIT Assets, the CPL REIT Units or the CPL REIT Assets, except as are described in the KPMG Valuation.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Retirement REIT and CPL REIT and their respective subsidiaries and affiliates as they are reflected in the Information and as they were represented to us in our discussions with management of Retirement REIT and CPL REIT. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of CIBC World Markets or any party involved in the Proposed Transaction.

The Opinion has been provided to the Board of Trustees for its use only and may not be used or relied upon by any other person without the prior written consent of CIBC World Markets. The Opinion is given as of the date hereof. Although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.

Our Opinion is not to be construed as a recommendation to any holder of Retirement REIT Units as to how such holder should vote at the Retirement REIT Special Meeting or as an opinion as to the trading price or value of the Retirement REIT Units after completion of the Proposed Transaction.

Approach to Fairness

CIBC World Markets' primary methodology in considering the fairness, from a financial point of view, of the Consideration payable by Retirement REIT pursuant to the Proposed Transaction was a net asset value approach ("NAV"). For purposes of this review, CIBC World Markets has relied upon the financial numbers and conclusions contained in the NAV calculation included in the KPMG Valuation.

In addition, CIBC World Markets considered a relative value analysis, which included the historical trading values, historical volume-weighted market capitalizations and contributions from each of Retirement REIT and CPL REIT to various operating metrics, including distributable income and funds from operations. CIBC World Markets also considered an analysis of current trading multiples of comparable publicly-traded real estate investment trusts in Canada and the United States, as well as an analysis of multiples and capitalization rates from recent precedent Canadian real estate transactions. While all of these methodologies supported the conclusion reached by CIBC World Markets in this Opinion, in CIBC World Markets' professional judgment, the analyses of current trading multiples and recent Canadian real estate transaction multiples were less meaningful than the NAV analyses in the context of the Proposed Transaction.

Notwithstanding the foregoing, CIBC World Markets believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not easily or necessarily susceptible to partial analysis or summary description.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration payable by Retirement REIT pursuant to the Proposed Transaction is fair, from a financial point of view, to Retirement REIT.

Yours very truly,

CIBC World Markets Inc.

CIBC WORLD MARKETS INC.

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SCHEDULE "C"

VALUATIONS

KPMG Corporate Finance Inc.

Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8265
www.kpmg.ca

The Independent Committee of the Board of Trustees of
CPL Long Term Care Real Estate Investment Trust
c/o Mr. John Crow
Lawrence & Company Inc.
70 York Street
Suite 1500
Toronto, ON
M5J 1S9

And

The Independent Committee of the Board of Trustees of
Retirement Residences Real Estate Investment Trust
c/o The Honourable William Davis
Torys LLP
Suite 3000, Maritime Life Tower
Box 270, Toronto-Dominion Centre
Toronto, Ontario
M5K 1N2

February 15, 2002

Dear Sirs:

RE: Valuation of CPL Long-Term Care Real Estate Investment Trust

KPMG Corporate Finance Inc. ("**KPMG**") understands that CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") and Retirement Residences Real Estate Investment Trust ("**RETIREMENT REIT**") are considering entering into a transaction whereby RETIREMENT REIT will offer to acquire units of CPL REIT and to acquire substantially all of the assets of CPL REIT in consideration for the assumption of liabilities and the issuance of units of RETIREMENT REIT (collectively, the "**Proposed Transaction**"). The specific terms and conditions of the Proposed Transaction are to be described in unitholder disclosure documents including takeover bid and management information circulars (collectively, the "**Circulars**"), which are to be mailed to unitholders of each REIT in connection with the Proposed Transaction.

In connection with the Proposed Transaction, KPMG was engaged by each of the Independent Committee of the Board of Trustees of CPL REIT and the Independent Committee of the Board of Trustees of RETIREMENT REIT (collectively, the "**Independent Committees**") to render a valuation (the "**Valuation**") as at February 12, 2002 (the "**Valuation Date**") of the fair market value of the units of both CPL REIT and RETIREMENT REIT and of the assets of both CPL REIT and RETIREMENT REIT, in accordance with the requirements of Rule 61-501 of the Ontario Securities Commission ("**Rule 61-501**").

This report represents KPMG's opinion of the fair market value of the units and assets of CPL REIT. KPMG has issued a similar report regarding RETIREMENT REIT.

All dollar amounts appearing in this report are expressed in Canadian dollars unless otherwise noted.

Engagement of KPMG by the Independent Committees

KPMG was engaged by each of the Independent Committees pursuant to a joint engagement letter dated December 4, 2001 (the "**Engagement Agreement**"). The terms of the Engagement Agreement provide that KPMG will receive a total fee of $500,000 for its services, payable as to half each by CPL REIT and RETIREMENT REIT. In addition, each of CPL REIT and RETIREMENT REIT has agreed to indemnify KPMG, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fee payable to KPMG is not contingent, in whole or in part, on the success of the Proposed Transaction or on the conclusions reached in the Valuation.

Credentials of KPMG

KPMG is a subsidiary of KPMG LLP, a Canadian professional services firms, delivering assurance, consulting, financial advisory and tax services to individuals and businesses, government and not-for-profit organizations. KPMG's valuation professionals have significant experience in valuing a broad range of companies for various purposes, including security law compliance, fairness opinions, mergers and acquisitions, corporate income tax purposes and litigation matters.

Independence of KPMG

Neither KPMG, nor any of its affiliates and subsidiaries is an insider, associate or affiliate (as those terms are defined in Rule 61-501) of CPL REIT or RETIREMENT REIT or any of their respective affiliates (collectively, the "**Interested Parties**"). Except as independent valuator to the Independent Committee of each of CPL REIT and RETIREMENT REIT, neither KPMG nor any of its affiliates and subsidiaries is an advisor to any of the Interested Parties to the Proposed Transaction.

KPMG and its affiliates and subsidiaries have not been engaged to provide any financial advisory services nor has it had a material financial interest in any transaction involving CPL REIT or RETIREMENT REIT or any of the Interested Parties during the 24 months preceding the date on which KPMG was first retained in respect of the Valuation, except for the prior engagements involving CPL REIT and RETIREMENT REIT as discussed below.

Prior Engagements

KPMG and its affiliates, including KPMG LLP, have performed various professional services for CPL REIT and RETIREMENT REIT in the past. Additionally, KPMG has been engaged previously by other parties to perform services related to the assets and business operations currently held by CPL REIT and RETIREMENT REIT. The nature of such services is summarized below:

- KPMG was engaged by an international financial institution in 1996 to complete a due diligence review and valuation of Central Park Lodges Ltd. ("**Lodges**") in connection with its provision of a revolving credit facility to Lodges. From 1998 to 1999, KPMG was retained by the institution with respect to its ongoing financing of assisted living facilities being acquired by Lodges. KPMG's services comprised due diligence reviews and valuation work.
- In 1997, KPMG was engaged by Lodges to complete a due diligence review in connection with an acquisition of a retirement home business by Lodges.
- In 1997, KPMG provided a valuation opinion as to the aggregate fair market value of the nursing home portfolio of Lodges as at January 31, 1997. KPMG's valuation conclusions were used in connection with the purchase of the portfolio by CPL REIT in respect of the formation of CPL REIT.
- In 1998, KPMG was engaged by Lodges to complete a due diligence review of a retirement and nursing home operator based in the United States.

- In 2000, KPMG provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio of Lodges as at March 15, 2000. KPMG's valuation conclusions were to be used by the company in connection with the potential creation of a North American investment fund.
- In 2001, KPMG provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio and related business of Lodges (the "**Business**") as at December 31, 2000. KPMG's valuation conclusions were used in connection with the purchase of the Business by RETIREMENT REIT in respect of the formation of RETIREMENT REIT.

The fees paid to KPMG in connection with the mandates outlined above, together with the fees payable to KPMG pursuant to the Engagement Agreement, are not financially material to KPMG. No understandings or agreements exist between KPMG and CPL REIT, RETIREMENT REIT, Lodges or any of the Interested Parties with respect to future financial advisory services. KPMG may in the future, in the ordinary course of business, perform financial advisory services for CPL REIT, RETIREMENT REIT, Lodges or any of the Interested Parties.

Having reviewed all such circumstances and based on independent legal advice, KPMG believes that it is independent for purposes of Rule 61-501. In addition, each of CPL REIT and RETIREMENT REIT believes that KPMG is qualified and independent within the meaning of Rule 61-501 for purposes of the preparation of the Valuation.

Scope of Review

In connection with the Valuation, KPMG reviewed and relied upon, among other things, the following:

- Drafts of the disclosure documents relating to the Proposed Transaction;
- The 2000 Annual Report for CPL REIT including financial statements for the year ended December 31, 2000 as audited by Deloitte & Touche LLP;
- Unaudited interim financial statements for CPL REIT for the three months ended March 31, 2001, June 30, 2001 and September 30, 2001 and forecast financial statements for CPL REIT for the year ended December 31, 2001;
- The Renewal Annual Information Form pursuant to National Policy 44-101 for CPL REIT dated May 18, 2001;
- Various property specific information including unaudited operating statements for the years ended December 31, 1999, and 2000, operating budgets and forecasted operating statements for the year ending December 31, 2001, independent appraisals of certain of the properties, and summary mortgage information;
- Information obtained through discussions with local facility managers and regional directors of CPL REIT with respect to the various nursing homes held by CPL REIT;
- Various other internal financial and corporate documents supplied to us by management of CPL REIT;
- Discussions with senior management of CPL REIT with respect to the information referred to above and other issues deemed relevant;
- A letter of representation received from management of CPL REIT wherein they confirmed certain representations made to KPMG, including a general representation that they have reviewed a copy of this report in draft form, are satisfied with the valuation concepts and approaches and assumptions adopted by KPMG and that they have no knowledge of any facts or information not specifically noted in KPMG's report which, in their view, would reasonably be expected to materially affect the Valuation and the opinion expressed herein;
- Discussions with members of the Independent Committee of the Board of Trustees of CPL REIT;

- Various research publications prepared by equity research analysts regarding the Canadian real estate investment trust ("**REIT**") market, CPL REIT, and other selected public companies and REITs considered relevant;
- Public information relating to the business, operations, financial performance and unit trading history of CPL REIT and other selected Canadian and U.S. public companies and REITs considered relevant;
- Public information relating to recent Canadian and U.S. nursing home and healthcare industry transactions;
- Discussions with individuals knowledgeable of the operations of the nursing home industry in Canada and the U.S.;
- General economic conditions and published market data and other public information as related to the Canadian economy and specifically to the nursing home industry; and
- Other financial, market and industry information and other such analyses as we considered relevant and appropriate in the circumstances.

KPMG was granted access to senior management of CPL REIT and was not, to the best of its knowledge, denied any requested information.

General Assumptions and Limitations

With each Independent Committee's acknowledgement and agreement as provided for in the Engagement Agreement, KPMG has relied upon the accuracy and completeness and fair presentation of all financial and other information, data, advice, opinions or representations obtained by it from public sources or provided to it by management of CPL REIT (collectively, the "**Information**"). The Valuation is conditional upon the accuracy, completeness and fair presentation of such Information. Subject to the exercise of professional judgment, and except as expressly described herein, KPMG has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information. KPMG has further assumed that financial budgets, forecasts and estimates provided to it and used in its analysis were prepared in good faith.

KPMG's valuation conclusions are based on unaudited reported financial information as at September 30, 2001 and forecasted balance sheet and financial information as at December 31, 2001 as compared to the Valuation Date of February 12, 2002. KPMG has assumed that there was no change in the financial position of the company from September 30, 2001 to the Valuation Date that would have a material impact on the value of the assets or units of CPL REIT, other than as disclosed herein.

A senior officer of CPL REIT has represented to KPMG in a certificate dated February 15, 2002, among other things, that (i) the Information provided orally by, or in the presence of, officers or employees of CPL REIT or in writing by CPL REIT or their respective agents to KPMG relating to CPL REIT or to the Proposed Transaction, for the purpose of preparing the Valuation was, taken as a whole, at the date the Information was provided to KPMG, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of CPL REIT and did not and does not omit to state a material fact in respect of CPL REIT necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to KPMG, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of CPL REIT and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation; (iii) there are no material independent appraisals or valuations or material non-independent appraisals or valuations relating to CPL REIT or any material assets or liabilities which have been prepared in the preceding 24 months which have not been provided to KPMG; (iv) there have been no offers for or transactions involving CPL REIT or any of its securities or material assets made in the preceding 24 months which have not been disclosed to KPMG; (v) there have been no changes to CPL REIT's operations or financial position between September 30, 2001 and the Valuation Date which would have a material impact on the value of the assets or units of CPL REIT, other than as disclosed in this report; and (vi) they have reviewed a copy of this report in draft form, are satisfied with the valuation concepts and approaches and assumptions adopted by KPMG and that they have no knowledge of any facts or information not specifically noted in KPMG's report which, in their view, would reasonably be expected to materially affect the Valuation and the opinion expressed herein.

In preparing the Valuation, KPMG has made several assumptions, including that all final versions of documents will conform in all material respects to the drafts provided to KPMG, conditions precedent to the completion of the Proposed Transaction can be satisfied in due course, and that all consents, permissions, exemptions or orders of regulatory authorities will be obtained, without adverse conditions or qualifications.

The Valuation is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the Valuation Date and the condition and prospects, financial and otherwise, of CPL REIT as they were reflected in the Information and as they have been represented to KPMG in discussions with management of CPL REIT. In its analyses and in preparing the Valuation, KPMG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of KPMG or any party involved in the Proposed Transaction.

The Valuation has been provided for the use of the respective management, Trustees and advisors to CPL REIT and RETIREMENT REIT and their respective Independent Committees and their advisors and may not be used by any person or relied upon by any person without the express prior written consent of KPMG. The Valuation is rendered as of the date hereof and KPMG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation that may come or be brought to KPMG's attention after the date hereof or update the Valuation after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation after the date hereof, KPMG reserves the right to change, modify or withdraw the Valuation.

The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. KPMG believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation.

The Nursing Home Industry

Nursing homes provide long-term skilled nursing care and ancillary services to those seniors who require more care than is readily available in their community setting and/or for whom government-supported nursing home care is more feasible than the private cost of a retirement home. The average age of nursing home residents is in the early to mid-eighties. Nursing homes typically employ registered nurses, registered practical nurses and qualified health care aides to provide nursing and personal care and personal support services. Nursing homes in Canada and the United States require provincial or state licensing in order to operate and receive subsidization from governmental agencies.

In Canada, nursing homes are provincially regulated by the Nursing Homes Act and the Nursing Homes Regulations. These Regulations govern issues such as funding, fee structure and the nature and conditions of facilities. Funding is provided to Canadian nursing homes generally on a per bed basis based on the level of care required by the resident population and the level of occupancy at the home, although specific funding formulas vary by province. In order to operate a nursing home, a license must be obtained from the applicable provincial ministry of health. The number of licenses to operate individual beds in a specific region within each province is based on perceived need in that region.

In the U.S., most states regulate the approval of new beds through a Certificate of Need ("**CON**") regulatory process. In general, CONs are not issued unless the resident occupancy rate for long-term care facilities in the region in which the new facility is proposed exceeds 90%. Both state and federal governments in the U.S. are involved in overseeing the operations of healthcare facilities. Among the areas reviewed are building safety, personnel training and management, and fraud and abuse. Funding is provided to licensed nursing homes through Medicare and Medicaid. Medicare is a federally funded national health insurance program that provides certain hospital and medical insurance benefits to specifically defined groups including persons aged 65 and over. Medicare funding is provided according to a per diem payment system. Medicaid is a health benefit program for low-income U.S. residents who are aged, blind, disabled or are members of families with dependent children.

The key fundamentals currently affecting the nursing home industry are as follows:

- Favourable Demand Demographics — The table below provides a projection of the seniors population (individuals over 80 years of age) relative to the total population for Canada.

	2001	2006	2011	2016	2021	2026
Total Population[1]	31,002	32,229	33,362	34,420	35,382	36,191
80–84	526	628	666	688	757	942
85–89	295	351	423	453	473	527
90 and over	149	212	269	331	374	403

(1) In thousands

Source: Statistics Canada

The table indicates that the number of seniors is expected to increase at a greater rate than the general Canadian population. This result is considered to be attributable to a number of factors including progression of the "baby boom" generation through the demographic cycle and longer life spans. Statistics Canada projects that the senior population (80+) as a percentage of the total population will double from 2001 to 2026 (See following chart).

Representation of Seniors as a Percentage of Total Canadian Population


8.00%
4.00%
0.00%
2001
2006
2011
2016
2021
2026
80+
85+

Source: Statistics Canada

Similar population trends are anticipated in the U.S.

- Changing Support Network — A shift away from the traditional family unit, in structure and function, has served to reduce the support network previously enjoyed by seniors.
- Supply of Nursing Home Beds — In Canada and in many states within the U.S., there is a restricted supply of new nursing home beds. Governments limit new supply in order to maintain the financial health of the industry and to keep their funding costs under control. Until recently in Canada, few new nursing home bed licenses were anticipated in the foreseeable future. The shift towards awarding new developments and increasing the number of licensed beds by governments is largely due to the increasing demand for long-term care. In Ontario, the government has now begun an initiative to improve funding for long-term care programs and services including the development of 20,000 new beds by 2004. While in the long term, the industry believes that given the demand demographics, this increased supply will not satisfy the ever increasing demand, in the near term, it is anticipated that there may be a softening in occupancy rates for both retirement homes and nursing homes.
- Stability During Periods of Economic Downturn — The impact of economic downturns on the nursing home industry is generally of minimal consequence. This is due to the fact that while individuals may reduce discretionary spending during times of an economic slowdown, accommodation costs are

considered a necessity. In addition, the fact that nursing homes receive subsidization from governmental agencies is a form of protection from general economic trends. Finally, much of the income received by persons 80 years or older is fixed and predictable as it is generated from pensions and investment vehicles such as RRIF's and other fixed income vehicles.

- Level of Government Regulation — As indicated previously, there is substantial government regulation of the nursing home industry in both Canada and the U.S. These regulations affect both the operational aspects of the delivery of services as well as the net revenues that operators can generate. In addition, industry growth/expansion can also be controlled by the government through the number of licenses granted for new nursing home operations.
- Level of Government Subsidization — Given that the nursing home industry is subsidized by government entities in both Canada and the U.S., the level of government involvement is an important factor to be considered. Trends in government budgetary decisions with respect to social programs are of primary concern. For example, in the U.S., 70% of nursing home revenue is generated from Medicare and Medicaid programs[1] and as such, rate cuts for these programs would have negative ramifications for the industry.
- Legal Environment — In the U.S., patient care lawsuits are of growing concern in the nursing home industry. Nursing homes and especially, the quality of care provided by nursing homes, have been the object of increased scrutiny since mid-1998. Litigation has increased against nursing home operators, which in turn has substantially increased both legal and insurance related costs. The states in which increased litigation is of primary concern are Florida (where due to litigation, insurance rates have become prohibitively expensive), Alabama, California and Texas. CPL REIT does not operate in these states at this time. The industry environment in Canada is far less litigious than in the U.S.

Overview of CPL REIT

CPL REIT was formed in May 1997 by acquiring the nursing home assets and business held at the time by Lodges. It is currently a leading nursing home operator with 89 owned and managed facilities totaling 11,374 beds in Canada and the United States. As at the Valuation Date, CPL REIT also has under development, 17 nursing home properties. Under a long-term contract, RETIREMENT REIT provides both asset management and facility management functions for CPL REIT.

Nursing Homes

CPL REIT owns and operates for its own account, 78 nursing homes with a total resident population of approximately 9,700.

(1) Source: Prudential Securities

In total, 58 of the nursing homes are located in Canada and 20 are located in the United States. The majority of the Canadian nursing homes are located in the province of Ontario. The table that follows provides a general outline of the geographical location of the facilities, and their capacity as at December 31, 2001.

	Number of Homes	Number of Beds
Canada:		
Ontario	39*	4,987
Manitoba	6	1,000
Alberta	5	665
British Columbia	8	1,246
	58	7,898
United States:		
Washington	2	277
Vermont	7	766
New Hampshire	1	108
Connecticut	3	480
Massachusetts	2	109
Maryland	1	78
New Jersey	3	294
Virginia	1	118
	20	2,230
Total	78	10,128

* includes one home in Quebec

The average occupancy rate for the Canadian nursing homes is 97% for the year ended December 31, 2001 compared with the U.S. homes of 90%. Total net operating income ("**NOI**") generated by the nursing homes was $89 million (before general and administrative expenses) for the year ended December 31, 2001 (based on forecasted 2001 operating results).

We understand that management is pursuing a number of initiatives to grow and develop the nursing home operations. These include increasing the level of health care and other services available to residents and continued expansion by way of acquisitions and development. As at the Valuation Date, CPL REIT also has a total of 17 nursing home properties under development, including one property being rebuilt, providing for an additional 2,010 beds.

Provisions under the Management and Advisory Contracts with RETIREMENT REIT

Through Retirement Residences Operations (REIT) LP ("**RROLP**"), RETIREMENT REIT has an advisory agreement with CPL REIT and management contracts with each of the operating subsidiaries ("**Operator**") of CPL REIT. Each agreement has an initial term of five years (with expiry dates ranging from 2002 to 2003) and will automatically renew for additional five year terms, subject to RROLP's consent and certain rights of termination in favour of CPL REIT (as discussed below).

Pursuant to the contracts, CPL REIT pays management fees, advisory fees, acquisition fees, and disposition fees relating to various services provided by RETIREMENT REIT.

During the initial five-year term, CPL REIT may only terminate the management and advisory contracts if RETIREMENT REIT owns less than 852,045 units of CPL REIT. Thereafter, the agreements may be terminated with 6 months notice upon the approval of ⅔ of CPL REIT's Independent Trustees and ⅔ of CPL REIT's Unitholders. In addition, during the first ten years of the agreements, the management and advisory contracts may not be terminated for financial advantage.

Financial Position

The following table summarizes CPL REIT's forecasted balance sheet as at December 31, 2001 (in thousands):

	Forecast As at December 31, 2001
Assets	
Nursing home business	$763,433
Properties under development	151,687
Other assets	6,513
	$921,633
Liabilities	
Long term debt	$534,421
Convertible debentures	24,845
Other liabilities	49,942
	$609,208
Unitholders' Equity	$312,425
Book Value per unit	$ 12.70

For the purposes of this presentation, the book value of the nursing home business represents the recorded book value of CPL REIT's investment in properties, goodwill and net working capital balances.

Definition of Fair Market Value

For purposes of the Valuation, fair market value is defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arms' length and under no compulsion to act, expressed in terms of money or money's worth. KPMG has made no adjustments to the fair market value of the assets or units of CPL REIT to reflect the liquidity of the units, the effect of the Proposed Transaction or the fact that the units held by individual unitholders do not form part of a controlling interest.

Valuation Approach

The Valuation is based on techniques and assumptions that KPMG considers appropriate in the circumstances. KPMG has determined the fair market value of the assets of CPL REIT (the "**Asset Value**") by determining the fair market value of the nursing home business owned and operated by CPL REIT on a going concern basis and adding the estimated fair market value of other assets held by CPL REIT. The other assets held by CPL REIT include:

- Properties under development;
- Management contracts with third parties; and
- Other assets.

KPMG's calculation of Asset Value includes the net working capital required to operate the nursing home business.

KPMG has determined the fair market value of the units of CPL REIT (the "**Unit Value**") by deducting the fair market value of the liabilities of CPL REIT from the Asset Value and expressing the result on a per unit basis. The liabilities of CPL REIT include mortgages payable and convertible debentures. This approach implicitly determines the en bloc fair market value of the unitholders' equity of CPL REIT on a going concern basis and expresses such value on a per unit basis.

As indicated previously, the operations of CPL REIT are subject to certain management and advisory agreements with RETIREMENT REIT. For valuation purposes, KPMG has assumed that either these contracts will be terminated with an appropriate payment from CPL REIT to RETIREMENT REIT to compensate RETIREMENT REIT for lost profits over the remaining term of the contracts or the contracts will stay in place until the end of the initial 10-year term (including automatic renewal term for 5 years) and not be renewed thereafter. This assumption has been factored into the Valuation by reflecting the estimated cost of managing CPL REIT with an internal management structure as part of the general and administrative expenses (thereby, increasing the sustainable profitability of CPL REIT) and recognizing a liability equal to the estimated payment by CPL REIT to terminate the contract, calculated as the present value of the profits foregone by RETIREMENT REIT.

Nursing Home Operations

In ascribing value to the nursing home operations of CPL REIT, KPMG considered the profile of likely buyers of the business, or alternatively, the potential markets that the business could be sold into. KPMG concluded that the highest price would be achieved if the business were to be sold, directly or indirectly, into the Canadian REIT market. Accordingly, KPMG's analysis is heavily weighted towards pricing factors inherent in the Canadian REIT market.

KPMG considered it appropriate to use a capitalized earnings approach to value the nursing home operations of CPL REIT. Under the capitalized earnings approach, the maintainable level of future earnings is estimated and then capitalized at an appropriate rate of return. For the purpose of the Valuation, KPMG measured the maintainable level of future earnings on the basis of earnings before interest and other debt costs, income taxes, and depreciation and amortization ("**EBITDA**"). The selection of an appropriate rate of return takes into account the inherent risks, rewards and rate of return required by a prospective purchaser, including the returns inherent in the market price of comparable public companies or REITs. The resulting value represents the value of the assets and business operations underlying the business before consideration of debt.

Determination of EBITDA

For valuation purposes, EBITDA has been calculated as the estimated NOI derived directly from the nursing home operations less the estimated general and administrative ("**G&A**") expenses required to operate the business.

To assess the maintainable NOI for the nursing home operations, KPMG first reviewed the historical operating results for the years ended December 31, 1999 and 2000 and the forecasted operating results for the year ended December 31, 2001. For the purposes of this review, operating results were converted into information on a per resident day basis, which adjusts for part-year results in the case of acquisitions and for changes in results due to changes in occupancy.

A summary of reported revenues, expenses and NOI is summarized as follows (in millions):

	Reported 1999	Reported 2000	Forecast 2001
Revenue	$389	$497	$537
Expenses	320	410	448
NOI (before G&A Expense)	$ 69	$ 87	$ 89
NOI as a % of Revenue	18%	17%	17%

Based on its review, KPMG estimated the maintainable NOI for the nursing home business to be approximately $87.3 million. This estimate reflects adjustments for permanent planned reductions in the number of beds at certain facilities.

From this amount, KPMG has deducted G&A costs of $18.8 million. In arriving at this level of G&A costs, KPMG has assumed that CPL REIT utilized internal management. KPMG estimated maintainable G&A expenses, excluding management and advisory fees paid to RETIREMENT REIT, based on forecast 2001 levels plus an estimate of the G&A expenses that would be incurred by CPL REIT if it performed the services currently contracted out to RETIREMENT REIT. KPMG estimated the present value of CPL REIT's obligations under the terms of its management and advisory contracts with RETIREMENT REIT and recognized this liability in determining the fair market value of CPL REIT.

Based on the foregoing, KPMG estimated the maintainable EBITDA to be in the order of $68.5 million.

Selection of Capitalization Rates or Earnings Multiples

KPMG has selected a range of multiples to be applied to the estimated level of maintainable EBITDA, representing the rate of return on investment that a potential investor would require for an investment in this business. In selecting an EBITDA multiple, KPMG considered the degree of risk associated with the business, its future growth prospects and the following specific factors:

1. General Economic Indicators

The prevailing money market conditions in Canada as at the Valuation Date including other pre-tax investment returns available on relatively risk-free investments such as:

90 Day treasury bills	2.01%
Government of Canada bonds — 5 to 10 years	5.02%
Government of Canada bonds — over 10 years	5.69%

2. Growth Opportunities in Nursing Home Industry

In general, North American demographics support continued high occupancy levels for the nursing home industry. The regulatory nature of the business, while also supporting high occupancy levels, serves to restrict or limit the potential profitability and income growth.

In Ontario, the development of 20,000 newly licensed beds, to begin operations in 2002 and 2003, will increase competition for nursing home owners and operators, at least in the short term.

3. Comparable Transactions and Public Company Multiples

KPMG reviewed the trading multiples of Canadian REITs and U.S. nursing home REITs. Based on average trading prices for the 30-day period ending February 12, 2002, Canadian REITs generally traded in the range of 11 to 14 times trailing EBITDA. The residential REITs (namely, Canadian Apartment Properties REIT ("CAP REIT") and Residential Equities REIT ("RES REIT")), are outside of this range at 15.3 and 14.9 times respectively. CPL REIT's EBITDA multiple on this basis is 13.4 times and RETIREMENT REIT's multiple is 13.2 times.

U.S.-based REITs operating in the nursing home business generally trade at lower EBITDA multiples, ranging from 7.6 to 13.2 times trailing EBITDA.

KPMG has also reviewed available information on transactions relating to individual nursing homes or portfolios. While the multiples for these transactions vary widely, it is KPMG's view that transactions of this nature are generally based on an EBITDA multiple in the range of 9 times to 11 times in Canada and 6 times to 9 times in the U.S., adjusted for the specific factors relating to each transaction.

On the basis of this analysis, KPMG has concluded that the value of the nursing home business of CPL REIT would be maximized if it was sold, directly or indirectly, into the Canadian REIT market. Therefore, KPMG's analysis is heavily weighted towards the multiples inherent in the Canadian REIT market.

KPMG has concluded that it would be appropriate to determine the fair market value of the retirement home business of CPL REIT based on a multiple of 12.75 to 13.0 times the estimated maintainable EBITDA for the business.

Working Capital Deficiency

The nursing home business of CPL REIT typically operates with a working capital deficiency in the range of $10 million to $20 million. KPMG has concluded that some level of working capital deficiency represents a source of capital available to the business that should not be deducted in determining the value of the business. Based on the typical range of working capital deficiency, KPMG concluded that approximately $10 million could be considered a permanent source of capital which should be inherent in the value of the business.

As at December 31, 2001, the forecasted working capital deficiency of CPL REIT was approximately $30 million. Accordingly, KPMG has deducted the excess working capital deficiency of $20 million in arriving at the fair market value of the nursing home business of CPL REIT.

Fair Market Value of Nursing Home Operations

Based on the foregoing, KPMG has estimated the fair market value of the nursing home operations of CPL REIT to be $854.9 million to $872 million, calculated as follows (in millions):

Estimated maintainable EBITDA	$ 68.5	to	$ 68.5
Range of multiples	12.75 x	to	13.0 x
	$873.38		$890.50
Add: Fair market value of non-income producing properties[(1)]	3.95		3.95
Less: Adjustment for competitive factors[(2)]	(2.40)		(2.40)
Fair market value before consideration of working capital	$874.93		$892.05
Deduct excess working capital deficiency	(20.00)		(20.00)
Fair market value	$854.93		$872.05

(1) Represents estimated fair market value of head office and land held for development.

(2) Represents estimated impact on value of nursing home operations of CPL REIT due to increased competition as a result of the new build program in Ontario.

Properties Under Development

CPL REIT has 17 properties under development, including one property being rebuilt, which are planned to be complete and fully leased up over 2002 and into the first part of 2003. The lease-up period for each new home is expected to be approximately 4 months. KPMG has assumed even lease-up over this period of 25% per month to full lease-up at 97%. CPL REIT has prepared stabilized earnings projections for all of the homes upon achieving full occupancy of 97%.

For properties that have progressed significantly towards completion (more than ⅓ of hard construction costs have been incurred), KPMG estimated fair market value based on the present value, at a discount rate of 12%, of the cash flows from the homes during lease-up and the estimated stabilized value of the homes based on projected stabilized NOI at an 8.5% capitalization rate, less the costs to complete construction. For properties where development is still in a preliminary stage (less than ⅓ of hard construction costs have been incurred), KPMG estimated fair market value based on the total costs expended to date.

Based on the foregoing, KPMG estimated the fair market value of the properties under development to be $168 million as at the Valuation Date as compared to an estimated book value of $152 million (as at December 31, 2001).

Debt

As at December 31, 2001, the forecast book value of CPL REIT's long-term debt was $534 million. This debt was marked-to-market using a traditional comparative net present value method. The mark-to-market process attributes positive value to those existing instruments with contract rates below market coupons and negative value to those instruments with above market coupons. Based on Government of Canada bond yields and real estate lending spreads as at the Valuation Date, KPMG concluded that marking the fixed rate mortgages to market increased the value of such debt by approximately $5 million. Based on the foregoing, the fair market value of CPL REIT's debt was estimated to be $539 million.

Convertible Debentures

CPL REIT has issued two series of convertible debentures that are publicly traded: a June 2000 issue with a strike price of $14.25 and an October 2000 issue with a strike price of $13.25. These debentures have been valued based on their February 12, 2002 trading prices, such that the amount outstanding under each issue was multiplied by its current trading price to arrive at an estimated fair market value of $88.5 million.

Present Value of Management Contracts

As discussed previously, KPMG has ascribed value to the CPL REIT nursing home operations as if the REIT had internalized management and ascribed a corresponding liability representing the present value of the financial obligation of CPL REIT for the remaining term of the management and advisory contracts with RETIREMENT REIT.

Accordingly, and as described above, the G&A expense deducted in arriving at the maintainable EBITDA of the nursing home business represents the expense CPL REIT is expected to incur if it performed these services on it own behalf.

The present value of the obligation of CPL REIT under the management and advisory contracts is factored into KPMG's analysis as a deduction from the estimated fair market value of the business. The present value calculation is estimated in a range based on the present value of the estimated profit component of the future payments to be made by CPL REIT under the contracts with RETIREMENT REIT up to their initial maturity in 5.5 years, at discount rates of 8% to 10%.

Based on the foregoing, the fair market value of the management contract liability is estimated to be in the range of $36 million to $38 million.

Other Assets and Liabilities

The fair market value of other assets and liabilities is estimated as follows (in thousands):

	Estimated Fair Market Value	
	Low	**High**
Other Assets		
Note receivable	$ 6,513	$ 6,513
Third party management contracts	1,200	2,400
	$ 7,713	$ 8,913
Other Liabilities		
Bank indebtedness	$17,352	$17,352
Future income tax liabilities	nil	nil
Note payable (non-interest bearing)	1,950	1,950
Non-controlling interest	6,513	6,513
	$25,815	$25,815

The note receivable is due from the 20% non-controlling shareholders of a subsidiary, CPL Subacute LLC. The 20% non-controlling interest has been pledged to CPL REIT as security for this loan. CPL REIT has a complete right of set-off with respect to the note receivable and the minority interest. A review of the operations of the U.S. Subacute subsidiary confirms that the fair market value of the 20% interest pledged is more than sufficient to support the note receivable. The note bears interest at a minimum of 10% and a maximum of 12% per annum with repayments to be determined based on attainment of certain levels of earnings. The fair market value of the note receivable as at the Valuation Date is assumed to approximate its forecast book value at

December 31, 2001. Because of the complete right of set-off, the fair market value of the non-controlling interest is assumed to be equal to the fair market value of the note receivable.

The fair market value of third party management contracts is estimated at 1 to 2 times adjusted budgeted 2002 gross fees of $1.2 million, or $1.2 million to $2.4 million.

Future income tax liabilities relate to the subsidiaries of CPL REIT and are recorded on the books of CPL REIT as a result of timing differences in net income for accounting purposes and net income for tax purposes. The subsidiaries of CPL REIT are not currently paying cash taxes and KPMG has ascribed no value to these recorded liabilities.

The fair market value of bank indebtedness is assumed to approximate its book value.

The note payable is due to the vendor of Versa-Care Ltd., a subsidiary of CPL REIT, and matures in early 2002. The fair market value of note payable is estimated at $1.95 million, representing the amount due at maturity.

Summary of Fair Market Value

The following table summarizes the fair market value of CPL REIT as at the Valuation Date (in thousands):

	Estimated FMV	
	Low	**High**
Assets		
Nursing home operations	$ 854,925	$ 872,050
Properties under development	167,990	167,990
Other assets	7,713	8,913
Total Assets	$1,030,628	$1,048,953
Liabilities		
Long term debt	$ 539,014	$ 539,014
Convertible debentures	88,458	88,458
Other liabilities	25,815	25,815
Present value of management and advisory contracts	38,000	36,000
Total Liabilities	$ 691,287	$ 689,287
Unitholders' Equity	$ 339,341	$ 359,666
Unit Value	$ 13.77	$ 14.60
Midpoint	$14.19	

As indicated previously, the value of the nursing home operations is net of working capital. To arrive at the defined Asset Value for purposes of an asset purchase, the current liability component of the working capital should be added back to the total asset value as follows (in thousands):

	Estimated Fair Market Value	
	Low	**High**
Total Assets (per above)	$1,030,628	$1,048,953
Current liability component of working capital	79,500	79,500
Asset Value	$1,110,128	$1,128,453
Rounded to	$1,110,000	$1,128,000
Midpoint	$1,119,000	

Valuation Conclusion

Based upon and subject to the foregoing, KPMG is of the opinion that, as at the Valuation Date, the Asset Value of CPL REIT is in the range of $1.110 billion to $1.128 billion and the Unit Value of CPL REIT is in the range $13.77 to $14.60 per unit.

Yours very truly,

KPMG Corporate Finance Inc.

KPMG Corporate Finance Inc.

KPMG

KPMG Corporate Finance Inc.

Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8265
www.kpmg.ca

The Independent Committee of the Board of Trustees of
CPL Long Term Care Real Estate Investment Trust
c/o Mr. John Crow
Lawrence & Company Inc.
70 York Street
Suite 1500
Toronto, ON
M5J 1S9

And

The Independent Committee of the Board of Trustees of
Retirement Residences Real Estate Investment Trust
c/o The Honourable William Davis
Torys LLP
Suite 3000, Maritime Life Tower
Box 270, Toronto-Dominion Centre
Toronto, Ontario
M5K 1N2

February 15, 2002

Dear Sirs:

RE: Valuation of Retirement Residences Real Estate Investment Trust

KPMG Corporate Finance Inc. ("**KPMG**") understands that CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") and Retirement Residences Real Estate Investment Trust ("**RETIREMENT REIT**") are considering entering into a transaction whereby RETIREMENT REIT will be making an offer to acquire units of CPL REIT and to acquire substantially all of the assets of CPL REIT in consideration for the assumption of liabilities and the issuance of units of RETIREMENT REIT (collectively, the "**Proposed Transaction**"). The specific terms and conditions of the Proposed Transaction are to be described in unitholder disclosure documents including takeover bid and management information circulars (collectively, the "**Circulars**"), which are to be mailed to unitholders of each REIT in connection with the Proposed Transaction.

In connection with the Proposed Transaction, KPMG was engaged by each of the Independent Committee of the Board of Trustees of CPL REIT and the Independent Committee of the Board of Trustees of RETIREMENT REIT (collectively, the "**Independent Committees**") to render a valuation (the "**Valuation**") as at February 12, 2002 (the "**Valuation Date**") of the fair market value of the units of both CPL REIT and RETIREMENT REIT and of the assets of both CPL REIT and RETIREMENT REIT, in accordance with the requirements of Rule 61-501 of the Ontario Securities Commission ("**Rule 61-501**").

This report represents KPMG's opinion of the fair market value of the units and assets of RETIREMENT REIT. KPMG has issued a similar report regarding CPL REIT.

All dollar amounts appearing in this report are expressed in Canadian dollars unless otherwise noted.

Engagement of KPMG by the Independent Committees

KPMG was engaged by each of the Independent Committees pursuant to a joint engagement letter dated December 4, 2001 (the "**Engagement Agreement**"). The terms of the Engagement Agreement provide that KPMG will receive a total fee of $500,000 for its services, payable as to half each by CPL REIT and RETIREMENT REIT. In addition, each of CPL REIT and RETIREMENT REIT has agreed to indemnify KPMG, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fee payable to KPMG is not contingent, in whole or in part, on the success of the Proposed Transaction or on the conclusions reached in the Valuation.

Credentials of KPMG

KPMG is a subsidiary of KPMG LLP, a Canadian professional services firm, delivering assurance, consulting, financial advisory and tax services to individuals and businesses, government and not-for-profit organizations. KPMG's valuation professionals have significant experience in valuing a broad range of companies for various purposes, including security law compliance, fairness opinions, mergers and acquisitions, corporate income tax purposes and litigation matters.

Independence of KPMG

Neither KPMG, nor any of its affiliates and subsidiaries is an insider, associate or affiliate (as those terms are defined in Rule 61-501) of CPL REIT or RETIREMENT REIT or any of their respective affiliates (collectively, the "**Interested Parties**"). Except as independent valuator to the Independent Committee of each of CPL REIT and RETIREMENT REIT, neither KPMG nor any of its affiliates and subsidiaries is an advisor to any of the Interested Parties to the Proposed Transaction.

KPMG and its affiliates and subsidiaries have not been engaged to provide any financial advisory services nor has it had a material financial interest in any transaction involving CPL REIT or RETIREMENT REIT or any of the Interested Parties during the 24 months preceding the date on which KPMG was first retained in respect of the Valuation, except for the prior engagements involving CPL REIT and RETIREMENT REIT as discussed below.

Prior Engagements

KPMG and its affiliates, including KPMG LLP, have performed various professional services for CPL REIT and RETIREMENT REIT in the past. Additionally, KPMG has been engaged previously by other parties to perform services related to the assets and business operations currently held by CPL REIT and RETIREMENT REIT. The nature of such services is summarized below:

- KPMG was engaged by an international financial institution in 1996 to complete a due diligence review and valuation of Central Park Lodges Ltd. ("**Lodges**") in connection with its provision of a revolving credit facility to Lodges. From 1998 to 1999, KPMG was retained by the institution with respect to its ongoing financing of assisted living facilities being acquired by Lodges. KPMG's services comprised due diligence reviews and valuation work.
- In 1997, KPMG was engaged by Lodges to complete a due diligence review in connection with an acquisition of a retirement home business by Lodges.
- In 1997, KPMG provided a valuation opinion as to the aggregate fair market value of the nursing home portfolio of Lodges as at January 31, 1997. KPMG's valuation conclusions were used in connection with the purchase of the portfolio by CPL REIT in respect of the formation of CPL REIT.
- In 1998, KPMG was engaged by Lodges to complete a due diligence review of a retirement and nursing home operator based in the United States.
- In 2000, KPMG provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio of Lodges. KPMG's valuation conclusions were to be used by the company in connection with the potential creation of a North American investment fund.

- In 2001, KPMG provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio and related business of Lodges (the "**Business**") as at December 31, 2000. KPMG's valuation conclusions were used in connection with the purchase of the Business by RETIREMENT REIT in respect of the formation of RETIREMENT REIT.

The fees paid to KPMG in connection with the mandates outlined above, together with the fees payable to KPMG pursuant to the Engagement Agreement, are not financially material to KPMG. No understandings or agreements exist between KPMG and CPL REIT, RETIREMENT REIT, Lodges, or any of the Interested Parties with respect to future financial advisory services. KPMG may in the future, in the ordinary course of business, perform financial advisory services for CPL REIT, RETIREMENT REIT, Lodges or any of the Interested Parties.

Having reviewed all such circumstances and based on independent legal advice, KPMG believes that it is independent for purposes of Rule 61-501. In addition, each of CPL REIT and RETIREMENT REIT believes that KPMG is qualified and independent within the meaning of Rule 61-501 for purposes of the preparation of the Valuation.

Scope of Review

In connection with the Valuation, KPMG reviewed and relied upon, among other things, the following:

- Drafts of disclosure documentation relating to the Proposed Transaction;
- The final prospectus dated March 30, 2001 in connection with the initial public offering of RETIREMENT REIT;
- Unaudited interim financial statements for RETIREMENT REIT for the period from April 11, 2001 to June 30, 2001 and the three months ended September 30, 2001;
- Forecast financial statements as at December 31, 2001;
- The Initial Annual Information Form pursuant to National Policy 44-101 for RETIREMENT REIT dated October 19, 2001;
- RETIREMENT REIT's consolidated budget for the year ended September 30, 2001;
- Various property specific information including unaudited operating statements for the years ended September 30, 1999, 2000 and 2001, operating budgets for the year ended September 30, 2001, and summary mortgage information;
- Information obtained through discussions with local executive directors and senior executive directors of RETIREMENT REIT with respect to the various retirement homes held by RETIREMENT REIT;
- Various other internal financial and corporate documents supplied to us by management of RETIREMENT REIT;
- Discussions with senior management of RETIREMENT REIT with respect to the information referred to above and other issues deemed relevant;
- A letter of representation received from management of RETIREMENT REIT wherein they confirmed certain representations made to KPMG, including a general representation that they have reviewed a copy of this report in draft form, are satisfied with the valuation concepts and approaches and assumptions adopted by KPMG and that they have no knowledge of any facts or information not specifically noted in our report which, in their view, would reasonably be expected to materially affect the Valuation and the opinion expressed herein;
- Discussions with members of the Independent Committee of the Board of Trustees of RETIRMENT REIT;
- Various research publications prepared by equity research analysts regarding the Canadian real estate investment trust ("**REIT**") market, RETIREMENT REIT, and other selected public companies and REITs considered relevant;

- Public information relating to the business, operations, financial performance and unit trading history of RETIREMENT REIT and other selected Canadian and U.S. public companies and REITs considered relevant;
- Public information relating to recent Canadian and U.S. retirement home and healthcare industry transactions;
- Discussions with individuals knowledgeable of the operations of the retirement home industry in Canada and the U.S.;
- General economic conditions and published market data and other public information as related to the Canadian economy and specifically to the retirement home industry; and
- Other financial, market and industry information and other such analyses as considered relevant and appropriate in the circumstances.

KPMG was granted access to senior management of RETIREMENT REIT and was not, to the best of its knowledge, denied any requested information.

General Assumptions and Limitations

With each Independent Committee's acknowledgement and agreement as provided for in the Engagement Agreement, KPMG has relied upon the accuracy and completeness and fair presentation of all financial and other information, data, advice, opinions or representations obtained by it from public sources or provided to it by management of RETIREMENT REIT (collectively, the "**Information**"). The Valuation is conditional upon the accuracy, completeness and fair presentation of such Information. Subject to the exercise of professional judgment, and except as expressly described herein, KPMG has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information. KPMG has further assumed that financial budgets, forecasts and estimates provided to it and used in its analysis were prepared in good faith.

KPMG's valuation conclusions are based on unaudited reported financial information as at September 30, 2001, and forecast balance sheet and financial information as at December 31, 2001, as compared to the Valuation Date of February 12, 2002. KPMG has assumed that there was no change in the financial position of the company from September 30, 2001 to the Valuation Date which would have a material impact on the value of the assets or units of RETIREMENT REIT, other than as disclosed herein.

A senior officer of RETIREMENT REIT has represented to KPMG in a certificate dated February 15, 2002, among other things, that (i) the Information provided orally by, or in the presence of, officers or employees of RETIREMENT REIT or in writing by RETIREMENT REIT or their respective agents to KPMG relating to RETIREMENT REIT or to the Proposed Transaction, for the purpose of preparing the Valuation was, taken as a whole, at the date the Information was provided to KPMG, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of RETIREMENT REIT and did not and does not omit to state a material fact in respect of RETIREMENT REIT necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to KPMG, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of RETIREMENT REIT and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation; (iii) there are no material independent appraisals or valuations or material non-independent appraisals or valuations relating to RETIREMENT REIT or any material assets or liabilities which have been prepared in the preceding 24 months which have not been provided to KPMG; (iv) there have been no offers for or transactions involving RETIREMENT REIT or any of its securities or material assets made in the preceding 24 months which have not been disclosed to KPMG; (v) there have been no changes to RETIREMENT REIT's operations or financial position between September 30, 2001 and the Valuation Date which would have a material impact on the value of the assets or units of RETIREMENT REIT, other than as disclosed in this report; and (vi) they have reviewed a copy of this report in draft form, are satisfied with the valuation concepts and approaches and assumptions adopted by KPMG and that they have no knowledge of any facts or information not specifically noted in our report which, in their view, would reasonably be expected to materially affect the Valuation and the opinion expressed herein.

In preparing the Valuation, KPMG has made several assumptions, including that all final versions of documents will conform in all material respects to the drafts provided to KPMG, conditions precedent to the completion of the Proposed Transaction can be satisfied in due course, and that all consents, permissions, exemptions or orders of regulatory authorities will be obtained, without adverse conditions or qualifications.

The Valuation is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the Valuation Date and the condition and prospects, financial and otherwise, of RETIREMENT REIT as they were reflected in the Information and as they have been represented to KPMG in discussions with management of RETIREMENT REIT. In its analyses and in preparing the Valuation, KPMG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of KPMG or any party involved in the Proposed Transaction.

The Valuation has been provided for the use of the respective management, Trustees and advisors to CPL REIT and RETIREMENT REIT and their respective Independent Committees and may not be used by any person or relied upon by any person without the express prior written consent of KPMG. The Valuation is rendered as of the date hereof and KPMG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation that may come or be brought to KPMG's attention after the date hereof or update the Valuation after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation after the date hereof, KPMG reserves the right to change, modify or withdraw the Valuation.

The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. KPMG believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation.

The Retirement Home Industry

The retirement home industry emerged in the early 1980's as a housing alternative for elderly persons who did not require intensive medical care. Retirement home facilities provide supervision and assistance to relatively independent seniors. Transportation, housekeeping, meals, personal care, and other services such as adult day care, vision clinics, rehabilitation programs and health promotion centres are provided. As occupants age, there is a trend toward providing increased healthcare. The driving force behind retirement homes is an emphasis on personal dignity, autonomy, independence, and privacy. The underlying objective is to maintain or enhance residents' ability to remain as independent as possible in a home-like environment that offers limited medical services on site.

The retirement home industry is minimally regulated and is generally operated for profit by the private sector. Unlike nursing homes, these facilities do not require government granted licenses to operate. Retirement homes in Ontario are governed by the Tenant Protection Act of 1997 which sets out the amount by which an existing tenant's rent can be increased on an annual basis. The prescribed rate is 2.9% for 2001 and 3.9% for 2002. Although existing tenant rental revenue increases are controlled, homes are free to negotiate rental increases with new tenants to reflect market rates.

In general, retirement home facilities compete on a free market basis subject to supply and demand. A continual emphasis on marketing efforts, competitive rents, and attractive facilities is critical towards ensuring that occupancy rates remain high. As a large portion of operational costs are fixed, including facilities maintenance and professional staff, increases in occupancy are generally accompanied by a minimal incremental increase in total costs.

The key fundamentals currently affecting the retirement industry are as follows:

- Favourable Demand Demographics — The table below provides a projection of the seniors population (individuals over 70 years of age) relative to the total population for Canada.

	2001	2006	2011	2016	2021	2026
Total Population(1)	31,002	32,229	33,362	34,420	35,382	36,191
70–74	1,012	1,031	1,113	1,366	1,746	1,967
75–79	815	859	880	957	1,182	1,517
80–84	526	628	666	688	757	942
85–89	295	351	423	453	473	527
90 and over	149	212	269	331	374	403

(1) In thousands

Source: Statistics Canada

The table indicates that the number of seniors is expected to increase at a greater rate than the general Canadian population. This result is considered to be attributable to a number of factors including progression of the "baby boom" generation through the demographic cycle and longer life spans. From 2001 to 2026, Statistics Canada projects that the senior population (70+) as a percentage of the total population will grow by 6% (see chart as follows).

Representation of Seniors as a Percentage of Total Canadian Population


16.00%
12.00%
8.00%
4.00%
0.00%
2001
2006
2011
2016
2021
2026
70+
75+
80+
85+

Source: Statistics Canada

Similar population trends are anticipated in the U.S. Currently, the number of people aged 70 or older represent approximately 9% of the total U.S. population. This percentage is expected to rise to 12.7% of the overall population by 2025 according to the U.S. Census Bureau.

- Changing Support Network — A shift away from the traditional family unit, in structure and function, has served to reduce the support network previously enjoyed by seniors.
- Affluence of Seniors — More seniors are retiring with greater retirement assets and income and are now more than ever able to afford the amenities and lifestyle offered by the retirement home industry.
- Fragmented Ownership — The retirement home industry is characterized by a large number of small companies focusing their ownership in a particular geographic area. Large corporate interests, such as RETIREMENT REIT, have been able to and will continue to engage in the acquisition of these smaller operations in order to exploit economies of scale and to create economic gains. The largest owners/operators of retirement homes in Canada include RETIREMENT REIT, Holiday Retirement Corporation/Alert Care, Lifestyle Retirement Communities, Sunrise Assisted Living, and Amica Mature Lifestyles.

- Supply of Nursing Home Beds — The province of Ontario is in its fourth year of a multi-year program to improve funding for long-term care programs and services including the development of 20,000 new beds by 2004. While in the long term, the industry believes that given the demand demographics, this increased supply will not satisfy the ever-increasing demand, in the near term, it is anticipated that there may be a softening in occupancy rates for both retirement and nursing homes.
- Stability During Periods of Economic Downturn — The impact of economic downturns on the retirement home industry is generally of minimal consequence. This is due to the fact that while individuals may reduce discretionary spending during times of an economic slowdown, accommodation costs are considered a necessity.

Overview of RETIREMENT REIT

RETIREMENT REIT was formed in April, 2001 by acquiring the existing retirement home assets and business held by Lodges. It is currently the largest owner and operator of retirement homes in Canada. Through separate subsidiary companies, RETIREMENT REIT also operates a home healthcare business ("**Central Health Services**" or "**CHS**") and provides facility management services in Canada and the United States.

Under a long-term contract with CPL REIT, RETIREMENT REIT also provides management and advisory services in respect of a portfolio of 89 nursing homes. Approximately 86% of RETIREMENT REIT's earnings is generated from its owned property operations while the balance comes from services and fee-related businesses.

Retirement Home Operations

Retirement Homes

As at December 31, 2001, RETIREMENT REIT owned and operated 76 retirement homes with a total resident population of approximately 7,200.

In total, 68 of the retirement homes are located in Canada and 8 are located in the United States. The majority of the Canadian retirement homes are located in the province of Ontario. The table that follows provides a general outline of the geographical location of the facilities, and their capacity as at December 31, 2001:

	Number of Homes	Number of Suites
Canada:		
Ontario	58	5,442
Quebec	7	897
Alberta	3	388
	68	6,727
United States:		
Oregon	8	337
Total	76	7,064

The retirement home portfolio also includes Waldorf II, a development property that was transferred at cost to RETIREMENT REIT since it is located on the same parcel of land as the Waldorf Adult Residence. Upon stabilization, the purchase price will be adjusted to fair market value.

Excluding Waldorf II, the average occupancy rate for the retirement homes held by RETIREMENT REIT is approximately 93% for the 12 months ended December 31, 2001.

KPMG understands that management is pursuing a number of initiatives to grow and develop the retirement home operations. These include increasing the level of health care and other services available to residents and continued expansion by way of acquisitions and development. RETIREMENT REIT has an agreement with CPD LP ("**CPD**"), a subsidiary of Lodges, whereby CPD develops and constructs retirement homes with a view to selling the homes to RETIREMENT REIT on completion.

Central Health Services

CHS operates out of branches in Ottawa, Toronto, Calgary, Winnipeg and Montreal and employs approximately 2,400 personnel. CHS provides health care personnel and support services to both the home health care and institutional markets. Services in the home health care market are provided to seniors in their home or at a retirement facility and range from companion services and light housekeeping to skilled professional care by trained nurses and therapists. In the institutional market, CHS provides staff relief and supplemental staffing. The largest institutional clients of CHS have traditionally been nursing home facilities.

Management and Advisory Contracts with CPL REIT

Through Retirement Residences Operations (REIT) LP ("**RROLP**"), RETIREMENT REIT has an advisory agreement with CPL REIT and management contracts with each of the operating subsidiaries ("**Operator**") of CPL REIT. Each agreement has an initial term of five years (with expiry dates ranging from 2002 to 2003) and will automatically renew for additional five year terms, subject to the RROLP's consent and certain rights of termination in favour of CPL REIT (as discussed below).

Pursuant to the contracts, RETIREMENT REIT receives management fees, advisory fees, acquisition fees, and disposition fees relating to various services provided to CPL REIT.

During the initial five-year term, CPL REIT may only terminate the management and advisory contracts if RETIREMENT REIT owns less than 852,045 units of CPL REIT. Thereafter, the agreements may be terminated with 6 months notice upon the approval of ⅔ of CPL REIT's Independent Trustees and ⅔ of CPL REIT's Unitholders. In addition, during the first ten years of the agreements, the management and advisory contracts may not be terminated for financial advantage.

Financial Position

The following table summarizes RETIREMENT REIT's forecast balance sheet as at December 31, 2001 (in thousands):

	Forecasted as at December 31, 2001
Assets	
Retirement home operations	$834,055
Management contracts	39,232
Corporate Investments	12,517
Cash and other	16,018
	$901,822
Liabilities	
Mortgages payable	$387,405
Bonds payable	138,000
Bank Loan	6,000
	$531,405
Unitholders' Equity	$370,417
Book Value per unit	$ 9.56

For presentation purposes, the book value of the retirement home operations is comprised of RETIREMENT REIT's investment in retirement home properties and net working capital.

Definition of Fair Market Value

For purposes of the Valuation, fair market value is defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arms' length and under no compulsion to act, expressed in terms of money or money's worth. KPMG has made no adjustments to the fair market value of the assets or units of RETIREMENT REIT to reflect the liquidity of the units, the effect of the Proposed Transaction or the fact that the units held by individual unitholders do not form part of a controlling interest.

Valuation Approach

The Valuation is based on techniques and assumptions that KPMG considers appropriate in the circumstances. KPMG has determined the fair market value of the assets of RETIREMENT REIT (the "**Asset Value**") by determining the fair market value of the retirement home business owned and operated by RETIREMENT REIT on a going concern basis and adding the estimated fair market value of other assets held by RETIREMENT REIT. The other assets held by RETIREMENT REIT include:

- Advisory and management agreements with CPL REIT and other third parties;
- Corporate investments, represented by units in CPL REIT; and
- Other assets.

KPMG's calculation of Asset Value includes the net working capital required to operate the retirement home business.

KPMG has determined the fair market value of the units of RETIREMENT REIT (the "**Unit Value**") by deducting the fair market value of the liabilities of RETIREMENT REIT from the Asset Value and expressing the result on a per unit basis. The liabilities of RETIREMENT REIT include mortgages and bonds payable and a bank loan. This approach implicitly determines the en bloc fair market value of the unitholders' equity of RETIREMENT REIT on a going concern basis and expresses such value on a per unit basis.

Retirement Home Operations

In ascribing value to the retirement home operations of RETIREMENT REIT, KPMG considered the profile of likely buyers of the business, or alternatively, the potential markets that the business could be sold into. KPMG concluded that the highest price would be achieved if the business were to be sold, directly or indirectly, into the Canadian REIT market. Accordingly, KPMG's analysis is heavily weighted towards pricing factors inherent in the Canadian REIT market.

KPMG considered it appropriate to use a capitalized earnings approach to ascribe value to the retirement home operations of RETIREMENT REIT.

Under the capitalized earnings approach, the maintainable level of future earnings is estimated and then capitalized at an appropriate rate of return. For the purposes of the Valuation, KPMG measured the maintainable level of future earnings on the basis of earnings before interest and other debt costs, income taxes, and depreciation and amortization ("**EBITDA**"). The selection of an appropriate rate of return takes into account the inherent risks, rewards and rate of return required by a prospective purchaser, including the returns inherent in the market price of comparable public companies or REITs. The resulting value represents the value of the assets and business operations underlying the business before consideration of debt.

Determination of EBITDA

For valuation purposes, EBITDA has been calculated as the estimated net operating income ("**NOI**") derived directly from the retirement home operations less the estimated general and administrative ("**G&A**") expenses required to operate the business.

To assess the maintainable NOI for the retirement home operations, KPMG first reviewed the results of the business carried on by RETIREMENT REIT and predecessor companies including the historical operating results for the years ended September 30, 1999, 2000 and 2001, and forecast results to December 31, 2001. This information was reviewed on a consolidated basis as well as on a property-by-property basis.

Based on its review, KPMG considered it appropriate to make certain adjustments to normalize the historical reported NOI. The normalization adjustments that were made consider the following:

- part-year results relating to acquisitions during 1999, 2000 and 2001;
- stabilization of properties in lease-up during 1999 and 2000;
- one-time costs; and
- other normalization adjustments considered appropriate in determining maintainable NOI.

A summary of reported revenues, expenses and NOI by is provided as follows (in millions):

	12 months ended Sept. 30/99	12 months ended Sept. 30/00	12 months ended Sept. 30/01	12 months ended Dec. 31/01 Forecast
Revenue	$167	$199	$209	$211
Expenses	106	125	130	131
NOI (before G&A)	$ 61	$ 74	$ 79	$ 80
Normalization Adjustments	20	10	7	6
Adjusted NOI	$ 81	$ 84	$ 86	$ 86

Based on its analyses, KPMG estimated maintainable NOI for the retirement home operations (including CHS) to be in the order of $86 million. From this amount, KPMG has deducted G&A costs of $14.7 million which is based on an annualization of G&A costs from April 11, 2001 to December 31, 2001. Accordingly, KPMG estimates the maintainable EBITDA of the retirement home operations to be in the order of $71.3 million.

Selection of Capitalization Rates or Earnings Multiples

KPMG has selected a range of multiples to be applied to the estimated level of maintainable EBITDA, representing the rate of return on investment that a potential investor would require for an investment in this business. In selecting an EBITDA multiple, KPMG considered the degree of risk associated with the business, its future growth prospects and the following specific factors:

1. General Economic Indicators

The prevailing money market conditions in Canada as at the Valuation Date including other investment returns available on relatively risk-free investments such as:

90 Day treasury bills	2.01%
Government of Canada bonds — 5 to 10 years	5.02%
Government of Canada bonds — over 10 years	5.69%

2. Growth Opportunities in Retirement Home Industry

The North American retirement home industry is generally considered to be a growth industry as the demographics of the Canadian and U.S. populations indicate a growing number of senior citizens. The industry has been consolidating for the last 10 years and is expected to continue to consolidate in the future as large operators, such as RETIREMENT REIT, build critical mass to provide more efficient operations. RETIREMENT REIT and its predecessors have shown an ability to acquire and integrate individual homes and portfolios into its operations.

3. Comparable Transactions and Public Company Multiples

KPMG reviewed the trading multiples of Canadian REITs and U.S. retirement home REITs. Based on average trading prices for the 30-day period ending February 12, 2002, Canadian REITs generally traded in the range of 11 to 14 times trailing EBITDA. The residential REITs (namely, Canadian Apartment Properties REIT ("CAP REIT") and Residential Equities REIT ("RES REIT"), are outside of this range at 15.3 and 14.9 times respectively. RETIREMENT REIT's EBITDA multiple on this basis is 13.2 times and CPL REIT's multiple is 13.4 times.

U.S. based REITs operating in the retirement home business generally trade at lower EBITDA multiples, ranging from 7.6 to 13.2 times trailing EBITDA.

KPMG has also reviewed available information on transactions relating to individual retirement homes or portfolios. While the multiples for these transactions vary widely, it is KPMG's view that transactions of this nature are generally based on an EBITDA multiple in the range of 10 times to 11 times, adjusted for the specific factors relating to each transaction.

On the basis of this analysis, KPMG has concluded that the value of the retirement home business of RETIREMENT REIT would be maximized if it was sold, directly or indirectly, into the Canadian REIT market. Therefore, KPMG's analysis is heavily weighted towards the multiples inherent in the Canadian REIT market.

Accordingly, KPMG has concluded that it would be appropriate to determine the fair market value of the retirement home business of RETIREMENT REIT based on a multiple of 13.0 to 13.25 times the estimated maintainable EBITDA for the business.

Working Capital Deficiency

The retirement home business of RETIREMENT REIT typically operates with a working capital deficiency of approximately $10 million. KPMG has concluded that some level of working capital deficiency represents a source of capital available to the business which should not be deducted in determining the value of the business. Therefore, KPMG concluded that approximately $10 million could be considered a permanent source of capital that should be inherent in the value of the business.

As at December 31, 2001, the working capital deficiency of RETIREMENT REIT was approximately $13.8 million. Accordingly, KPMG has deducted the excess working capital deficiency of $3 million in arriving at the fair market value of the retirement home business of RETIREMENT REIT.

Fair Market Value of Retirement Home Operations

Based on the foregoing, KPMG has estimated the fair market value of the retirement home operations to be $937 million to $954.8 million, calculated as follows (in thousands):

Estimated Maintainable EBITDA	$ 71,300	to	$ 71,300
Range of Multiples	13.0 x	to	13.25 x
Fair Market Value	$926,900		$944,725
Add Waldorf II at cost	13,100		13,100
Fair Market Value before consideration of working capital deficiency	$940,000		$957,800
Deduct excess working capital deficiency	(3,000)		(3,000)
Fair market value of retirement home operations	$937,000		$954,800

Management Contracts

Management and Advisory Contracts with CPL REIT

KPMG reviewed the fee revenues received by RETIREMENT REIT under its management and advisory contracts with CPL REIT for the years ended September 30, 1998, 1999 and 2000, forecast fees for the year ended December 31, 2001, as well as the budgeted fees for the year ending September 30, 2001. KPMG's review indicated that property management fees comprise a substantial portion of the total fee revenue under the contracts.

The contracts, collectively, provide RETIREMENT REIT with a maintainable contribution after expenses (EBITDA) of approximately $7.2 million per annum. The fees earned by RETIREMENT REIT in this respect are expected to increase as CPL REIT grows. KPMG ascribed value to these contracts on the basis of a multiple of EBITDA.

In determining an appropriate multiple to be applied to EBITDA, KPMG considered the multiples inherent in several transactions whereby the management of Canadian REITs was "internalized" and other transactions which, directly or indirectly, involved significant management operations. On the basis of this review, KPMG concluded that a multiple in the range of 4 to 5 times EBITDA was appropriate.

Accordingly, KPMG valued the CPL REIT management and advisory contracts based on 4 times to 5 times the maintainable EBITDA of $7.2 million to arrive at an estimated fair market value of the contracts in the range of $28.8 million to $36 million.

Third Party Management Contracts

In determining the fair market value of the management contracts with third parties, CPD and Lodges, KPMG considered the following specific factors:

- the third party management contracts may be terminated by the respective owners upon 30 to 60 days' notice;
- certain of the Lodges properties are expected to be sold; and
- CPD plans to develop a number of properties each year which the REIT will have an option to acquire. During the lease-up period, these homes will be managed by the REIT for fees. Nevertheless, there is uncertainty as to the sustainable annual number of properties to be developed by CPD as well as the number of properties that will be in lease-up year over year. As a result, there is uncertainty as to the sustainable annual gross fee revenue.

In determining value, KPMG applied a 1 times to 2 times multiple to an estimate of stabilized management fee revenues to arrive at a fair market value of $1.6 million to $3.2 million.

Corporate Investments

Corporate investments primarily reflects RETIREMENT REIT's investment in CPL REIT units. In total, RETIREMENT REIT holds approximately 880,073 units or 4% of the total number of units outstanding of CPL REIT. KPMG has valued the units held based on the weighted average published closing price of the securities over the 30 days ending February 12, 2002. On this basis, the value of the units are estimated at $13.2 million.

Debt

The net book value of the debt of RETIREMENT REIT was as follows as at December 31, 2001 (in millions):

Mortgages	$387
Bonds	138
Total	$525

Mortgages and bonds outstanding at December 31, 2001 were marked-to-market using a traditional comparative net present value method. The mark-to-market process attributes positive value to those existing instruments with contract rates below market coupons and negative value to those instruments with above market coupons. Based on Government of Canada bond yields and real estate lending spreads as at the Valuation Date, KPMG concluded that marking the fixed rate mortgages to market increased the value of such debt by $8 million and that marking the bonds payable to market increased the value of such debt by $1 million. Based on the foregoing, the fair market value of RETIREMENT REIT's debt was estimated to be $534 million as at the Valuation Date.

Other Assets and Liabilities

Other assets and liabilities comprising cash, bank loan and other have been valued at forecasted book value as at December 31, 2001 as follows (in thousands):

Cash and other	$ 16,018
Bank Loan	(6,000)
Total	$(10,018)

Summary of Fair Market Value

The following table summarizes the fair market value of RETIREMENT REIT as at the Valuation Date (in thousands):

	Estimated Fair Market Value	
	Low	High
Assets		
Retirement home operations	$937,000	$ 954,800
Management contracts	30,400	39,200
Corporate investments	14,104	14,104
Cash and other	16,018	16,018
Total Assets	$997,522	$1,024,122
Liabilities		
Mortgages payable	$395,000	$ 395,000
Bonds payable	139,000	139,000
Bank loan	6,000	6,000
Total Liabilities	$540,000	$ 540,000
Unitholders' Equity	$457,522	$ 484,122
Unit Value	$ 11.80	$ 12.49
Rounded to	$ 11.80	$ 12.50
Midpoint	$12.15	

As indicated previously, the value of the retirement home operations is net of working capital. To arrive at the defined Asset Value for purposes of an asset purchase, the current liability component of the working capital should be added back to the total asset value as follows (in thousands):

	Estimated Fair Market Value	
	Low	High
Total Assets (per above)	$ 997,522	$1,024,122
Current liability component of working capital	28,848	28,848
Asset Value	$1,026,370	$1,052,970
Rounded to	$1,030,000	$1,050,000
Midpoint	$1,040,000	

Valuation Conclusion

Based upon and subject to the foregoing, KPMG is of the opinion that, as at the Valuation Date, the Asset Value of RETIREMENT REIT is in the range of $1.03 billion to $1.05 billion and the Unit Value of RETIREMENT REIT, is in the range of $11.80 to $12.50 per unit.

Yours very truly,

KPMG Corporate Finance Inc.

KPMG Corporate Finance Inc.

SCHEDULE "D"

COMPILATION REPORT

To the Trustees of
Retirement Residences Real Estate Investment Trust

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Retirement Residences Real Estate Investment Trust ("Retirement REIT") as at September 30, 2001 and the pro forma consolidated statements of net income for the nine months ended September 30, 2001 and for the year ended September 30, 2000, which have been prepared for inclusion in the Offering Circular accompanying the Offer dated February 19, 2002 made by Retirement REIT to the holders of the trust units of CPL Long Term Care Real Estate Investment Trust. In our opinion, the pro forma consolidated balance sheet and pro forma consolidated statements of net income have been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

Toronto, Canada
February 19, 2002

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

PRO FORMA CONSOLIDATED BALANCE SHEET

September 30, 2001

(Unaudited)
(in thousands of dollars)

	Notes	Retirement REIT	CPL REIT	Pro Forma Adjustments	Pro Forma
Assets					
Property investments					
Retirement homes		$755,895	$ —	$ —	$ 755,895
Long term care facilities	2(b)	—	746,112	118,323	864,435
Properties under development	2(b)	13,072	102,686	86,127	201,885
Goodwill and deferred charges	2(b)(e)	—	50,635	(40,247)	10,388
Management contracts	2(b)(e)	40,138	—	(35,852)	4,286
Corporate investments	2(b)	12,746	—	(11,825)	921
Accounts receivable	2(c)	22,549	54,201	(1,494)	75,256
Future income taxes	2(b)	—	1,561	(1,561)	—
Cash	2(d)	2,176	—	26,000	28,176
		$846,576	$955,195	$ 139,471	$ 1,941,242
Liabilities					
Mortgages payable	2(b)	$338,618	$476,760	$ 5,000	$ 820,378
Bonds payable		138,000	—	—	138,000
Bank loans		14,500	56,699	—	71,199
Convertible debentures — debt portion	2(b)	—	27,681	(959)	26,722
Accounts payable	2(b)(c)	24,392	70,161	5,829	100,382
Future income taxes	2(b)	—	26,758	3,642	30,400
Non-controlling interest		—	5,527	—	5,527
		515,510	663,586	13,512	1,192,608
Unitholders' Equity					
Convertible debentures — equity portion	2(b)	—	57,857	5,025	62,882
Units issued and undistributed earnings	2(a)(b)(d)	331,066	233,752	120,934	685,752
		$846,576	$955,195	$ 139,471	$ 1,941,242

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

PRO FORMA CONSOLIDATED

STATEMENT OF NET INCOME

For The Nine Months Ended September 30, 2001
(Unaudited)
(in thousands of dollars except per unit amounts)

	Notes	Pro Forma Retirement REIT (Note 5)	CPL REIT	Adjustments (Note 2)	Pro Forma
Retirement Operations					
Retirement Home Revenue		$143,248	$ —	$ —	$ 143,248
Retirement Home Operating Expenses		(85,521)	—	—	(85,521)
Retirement Home Operating Income		57,727	—	—	57,727
Home Health Care Operations					
Home Health Care Revenue		14,397	—	—	14,397
Home Health Care Expenses		(12,373)	—	—	(12,373)
Home Health Care Operating Income		2,024	—	—	2,024
Long Term Care Operations					
Long Term Care Revenue		—	400,871	—	400,871
Long Term Care Operating Expenses		—	(332,260)	—	(332,260)
Long Term Care Operating Income		—	68,611	—	68,611
CPL REIT Fee Income					
Advisory	2(e)	2,316	—	(2,316)	—
Management	2(e)	2,865	—	(2,865)	—
CPL REIT Income	2(f)	302	—	(302)	—
CPL REIT Fee Income		5,483	—	(5,483)	—
Other Income and Expenses					
Lodges Fee Income[(1)]		1,145	—	—	1,145
Other Income		696	—	—	696
General and Administrative and Trust Expenses	2(g)	(11,111)	(18,111)	4,488	(24,734)
		(9,270)	(18,111)	4,488	(22,893)
Income Before Undernoted Items (EBITDA)		55,964	50,500	(995)	105,469
Interest Expense		25,752	25,627	—	51,379
Income before Depreciation, Amortization and Income Tax		30,212	24,873	(995)	54,090
Depreciation and Amortization	2(h)	10,195	23,662	(10,877)	22,980
Future Income Tax Benefit	2(i)	—	(5,446)	1,720	(3,726)
Current Income Tax		—	273	—	273
Net Income		$ 20,017	$ 6,384	$ 8,162	$ 34,563
Units (weighted average)	7	34,952	21,724		59,956
Units — Diluted (weighted average)	7	35,118	21,862		59,956
Net Income per Unit		$ 0.57	$ 0.09		$ 0.50
Diluted Net Income per Unit		$ 0.57	$ 0.09		$ 0.50

(1) Central Park Lodges Ltd. ("Lodges" or "Vendorco")

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

PRO FORMA CONSOLIDATED

STATEMENT OF NET INCOME

For The Year Ended September 30, 2000
(Unaudited)
(in thousands of dollars except per unit amounts)

	Notes	Vendorco Sept. 30, 2000	CPL REIT Dec. 31, 2000	Adjustments (Note 2)	Pro Forma
Retirement Operations					
Retirement Home Revenue		$ 179,505	$ —	$ —	$ 179,505
Retirement Home Operating Expenses		(107,802)	—	—	(107,802)
Retirement Home Operating Income		71,703	—	—	71,703
Home Health Care Operations					
Home Health Care Revenue		19,030	—	—	19,030
Home Health Care Expenses		(17,171)	—	—	(17,171)
Home Health Care Operating Income		1,859	—	—	1,859
Long Term Care Operations					
Long Term Care Revenue		—	501,579	—	501,579
Long Term Care Operating Expenses		—	(410,804)	—	(410,804)
Long Term Care Operating Income		—	90,775	—	90,775
CPL REIT Fee Income					
Advisory	2(e)	2,633		(2,633)	
Management	2(e)	5,227	—	(5,227)	—
CPL REIT Income	2(f)	520	—	(520)	—
CPL REIT Fee Income		8,380	—	(8,380)	—
Other Income and Expenses					
Lodges Fee Income		—	—	1,361	1,361
Other Income		370	—	—	370
General and Administration and Trust Expenses	2(g)	(13,897)	(21,372)	5,305	(29,964)
		(13,527)	(21,372)	6,666	(28,233)
Income Before Undernoted Items (EBITDA)		68,415	69,403	(1,714)	136,104
Interest Expense		32,939	37,822	—	70,761
Income before Depreciation, Amortization and Income Tax		35,476	31,581	(1,714)	65,343
Depreciation and Amortization	2(h)	13,370	20,547	(4,264)	29,653
Future Income Tax Benefit	2(i)	—	(4,358)	947	(3,411)
Current Income Tax			414	—	414
Net Income		$ 22,106	$ 14,978	$ 1,603	$ 38,687
Units (weighted average)	7	34,952	19,686		57,519
Units — Diluted (weighted average)	7	35,118	19,780		57,519
Net Income per Unit		$ 0.63	$ 0.67		$ 0.64
Diluted Net Income per Unit		$ 0.63	$ 0.67		$ 0.64

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AND CONSOLIDATED STATEMENTS OF NET INCOME

As at September 30, 2001, for the Nine Months Ended September 30, 2001 and for the Year Ended September 30, 2000
(Unaudited)
(in thousands of dollars except per unit amounts)

1. **BASIS OF PRESENTATION**

On February 19, 2002, Retirement Residences Real Estate Investment Trust ("Retirement REIT") notified its Unitholders that it had entered into an agreement (the "Agreement") pursuant to which, subject to certain conditions, CPL Long Term Care Real Estate Investment Trust ("CPL REIT") will transfer substantially all of its assets to Retirement REIT in exchange for units of Retirement REIT (the "Transaction").

References to Vendorco represent the net assets of Central Park Lodges Limited and its subsidiaries which were acquired by Retirement REIT on April 11, 2001

Completion of the Transaction is subject to various conditions, including the approval of Unitholders of CPL REIT and Retirement REIT and various lender and regulatory consents.

The accompanying pro forma consolidated balance sheet and statements of net income ("pro forma statements") have been prepared from information derived from the published financial statements of Retirement REIT as at and for the nine months ended September 30, 2001 (unaudited), Vendorco as at and for the three months ended March 31, 2001 (unaudited) and for the year ended September 30, 2000 (audited), and CPL REIT as at and for the nine months ended September 30, 2001 (unaudited) and for the year ended December 31, 2000 (audited).

In the opinion of management of Retirement REIT, these pro forma statements include all material adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada ("GAAP"). The pro forma consolidated balance sheet gives effect to the Transaction as described above and in note 2 as if it had occurred on the balance sheet date, while the pro forma consolidated statements of net income give effect to the Transaction as if it had occurred on October 1, 1999 as well as if the acquisition of the net assets of Vendorco had occurred on October 1, 1999.

For financial reporting purposes, the acquisition of the units of CPL REIT by Retirement REIT will be accounted for by using the purchase method of accounting. As consideration for the net assets purchased, Retirement REIT will issue 28.5 million units (which excludes the 880,073 units currently owned by Retirement REIT) to CPL REIT.

These pro forma statements may not be indicative of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated, or of the results which may be obtained in the future.

The pro forma statements should be read in conjunction with the published unaudited consolidated financial statements of Retirement REIT as at and for the period ended September 30, 2001. The accounting policies used in the preparation of the pro forma statements are in accordance with those used in the preparation of the published financial statements of Retirement REIT as at and for the nine month period ended September 30, 2001 except for the following:

(a) **Properties under development**

Costs incurred in establishing new long term care facilities are capitalized as properties under development. Once a property is designated as an operating property depreciation commences. The facility is designated as an operating property at the earlier of up to 24 months after completion or upon the attainment of positive operating income after property specific debt service costs.

(b) **Future income taxes**

Retirement REIT uses the liability method of tax allocation in accounting for future income taxes. Under this method temporary differences between the tax basis and accounting basis result in either future income tax assets or liabilities. The Trust computes its future income taxes using enacted or substantially enacted rates for the years in which differences are expected to reverse. In addition, future income tax assets and liabilities arising in connection with a business acquisition recognized under the purchase method of accounting are recorded as part of the allocation of the purchase price.

(c) **EBITDA**

EBITDA represents earnings before interest, income taxes and depreciation and amortization and excludes writedowns and provisions for diminution in value of property investments and other assets and gains and losses on the disposition of property investments and other assets.

(in thousands of dollars except per unit amounts)

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma assumptions and adjustments are described as follows and are based upon available information and certain assumptions that management believes are reasonable:

(a) The terms of the Agreement contain various choices to be elected upon by the CPL REIT Unitholders, the effect of which is an exchange, of all the outstanding units of CPL REIT for 28.5 million units of Retirement REIT based upon an exchange rate of 1.20 Retirement REIT units for each CPL REIT unit. For the purposes of the pro forma statements, Retirement REIT units to be issued have been ascribed a value of $12.39 per unit, which is the ten day average closing price of those units at February 12, 2002, resulting in an aggregate consideration of $353,186. The pro forma statements herein reflect the completion of the Transaction.

(b) The following table shows the assumption made with respect to the allocation of the aggregate purchase price to net assets and the adjustment necessary to CPL REIT's historical cost carrying values at September 30, 2001:

Cost of CPL REIT interest owned prior to this offer	$ 11,825
Consideration paid (28.5 million units of Retirement REIT issued at $12.39 per unit)	353,186
	365,011
Fair value of options	1,500
Estimated related fees and expenses	8,300
Cost of acquisition	374,811
Book value of net assets acquired	259,752
Purchase price discrepancy	$115,059
The purchase price discrepancy has been allocated as follows:	
Long term care facilities	$118,323
Properties under development	86,127
Goodwill and deferred charges	(38,747)
Convertible debentures — debt portion	959
Convertible debentures — equity portion	(5,025)
Accounts payable	977
Future income taxes	(5,203)
Mortgages payable	(5,000)
Management contracts	(37,352)
	$115,059

(c) Pro forma adjustments have been made in the amount of $1,494 to eliminate the management fees receivable and payable between Retirement REIT and CPL REIT.

(d) The pro forma Consolidated Balance Sheet has been adjusted to give effect to the issuance by CPL REIT of 2,062,500 units at $13.35 per unit for proceeds, net of issuance costs, of $26,000 which were issued subsequent to September 30, 2001.

(e) Management fees and advisory fees have been adjusted to reflect the cancellation of the Advisory Agreement between Retirement REIT and CPL REIT and an amendment to the Management Agreement to effectively make it an internal arrangement that will be eliminated in the consolidated financial statements. The remaining amount for management contracts reflects the fair value of third party management contracts.

(f) CPL REIT income has been adjusted to eliminate the equity distribution income on the CPL REIT units previously held by Retirement REIT.

(g) Pro forma adjustments have been made to eliminate the management and advisory fees paid by CPL REIT to Retirement REIT.

(h) Depreciation and amortization has been adjusted to reflect the pro forma value of CPL REIT properties and other assets and intangibles with defined useful lives at the assumed acquisition date.

(in thousands of dollars except per unit amounts)

2. **PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)**

(i) A pro forma adjustment has been made to reflect the effect of the acquisition using the liability method of tax allocation at enacted or substantively enacted rates. Under this method, temporary differences between the tax basis and accounting basis of assets and liabilities results in future income tax assets or liabilities.

(j) A pro forma adjustment has been made to reflect the contract between a subsidiary of Vendorco and Retirement REIT to provide various management services.

(k) Pro forma per unit calculations give effect to the issuance of the additional units of Retirement REIT for the acquisition of CPL REIT as if the units had been issued on October 1, 1999 based on the weighted average number of CPL REIT units outstanding during the pro forma period and also give effect to the units issued on the acquisition of the net assets of Vendorco as if they had also been issued on October 1, 1999. The pro forma per unit calculations do not give effect to units issued by CPL REIT and Retirement REIT subsequent to September 30, 2001.

(l) Subsequent to September 30, 2001 additional units were issued by CPL REIT and Retirement REIT as outlined in notes 2(d) and 8(a), which have been used in computing the pro forma balance sheet (see note 2(b)).

	000's			
	Retirement REIT	CPL REIT	Exchange Ratio	Total[1]
Number of units outstanding at September 30, 2001	34,952	22,522	1.20	60,922
Number of units issued subsequent to September 30, 2001	3,813	2,113	1.20	6,349
Total	38,765	24,635	1.20	67,271

(1) Reflects the elimination of the units of CPL REIT currently owned by Retirement REIT at the exchange ratio.

3. **ITEMS NOT ADJUSTED**

The pro forma statements do not give effect to reductions in operating and general and administrative and trust expenses which management of Retirement REIT believe may occur as a result of combining the two entities.

4. **PRO FORMA DISTRIBUTABLE INCOME**

Distributable income is defined as net income of Retirement REIT and its consolidated subsidiaries, as determined in accordance with Canadian generally accepted accounting principles, subject to the following adjustments as set out in the Declaration of Trust: adding back depreciation, amortization of licenses and goodwill to the computation; excluding any gains or losses on the disposition of any asset; and any other adjustments determined by the Trustees.

(in thousands of dollars except per unit amounts)

4. PRO FORMA DISTRIBUTABLE INCOME (Continued)

Pro forma distributable income for the nine months ended September 30, 2001 is as follows:

	Notes	Pro Forma Retirement REIT	CPL REIT	Adjustments (Note 2)	Pro Forma
Net Income		$20,017	$ 6,384	$ 8,162	$34,563
Add					
Future Income Tax Benefit		—	(5,446)	1,720	(3,726)
CPL REIT Distributions in Excess of Income		461	—	(461)	—
Depreciation and Amortization		10,195	23,662	(10,877)	22,980
Distributable income		$30,673	$24,600	$ (1,456)	$53,817
Units (weighted average)	7	34,952	21,724		59,956
Units — Diluted (weighted average)	7	35,118	28,015		67,390
Distributable Income per Unit		$ 0.88	$ 1.13		$ 0.90
Diluted Distributable Income per Unit		$ 0.87	$ 0.97		$ 0.83

Pro forma distributable income for each of the quarters in the nine month period ended September 30, 2001 is as follows:

	Notes	Three months ended			Nine months ended
		March 31, 2001	June 30, 2001	September 30, 2001	September 30, 2001
		(Note 6(i)(a))	(Note 6(i)(a))	(Note 6(i)(a))	(Note 6(i)(a))
Net Income		$ 8,150	$14,386	$12,027	$34,563
Add:					
Future Income Tax Benefit		(389)	(3,781)	444	(3,726)
Depreciation and Amortization		7,081	7,928	7,971	22,980
Distributable Income		$14,842	$18,533	$20,442	$53,817
Units (weighted average)	7	58,182	60,765	60,890	59,956
Units — Diluted (weighted average)	7	65,616	68,199	68,324	67,390
Distributable Income per Unit		$ 0.26	$ 0.30	$ 0.34	$ 0.90
Diluted Distributable Income per Unit		$ 0.24	$ 0.28	$ 0.31	$ 0.83

(in thousands of dollars except per unit amounts)

4. PRO FORMA DISTRIBUTABLE INCOME (Continued)

Pro forma distributable income for the year ended September 30, 2000 is as follows:

	Notes	Pro Forma Retirement REIT	CPL REIT	Adjustments (Note 2)	Pro Forma
Net Income		$22,106	$14,978	$ 1,603	$38,687
Add					
Future Income Tax Benefit		—	(4,358)	947	(3,411)
CPL REIT Distributions in Excess of Income		860	—	(860)	—
Depreciation and Amortization		13,370	20,547	(4,264)	29,653
Distributable Income		$36,336	$31,167	$ (2,574)	$64,929
Units (weighted average)	7	34,952	19,686		57,519
Units — Diluted (weighted average)	7	35,118	21,526		59,727
Distributable Income per Unit		$ 1.04	$ 1.58		$ 1.13
Diluted Distributable Income per Unit		$ 1.03	$ 1.50		$ 1.11

(in thousands of dollars except per unit amounts)

5. COMPILATION OF PRO FORMA RETIREMENT REIT CONSOLIDATED NET INCOME STATEMENTS

The pro forma consolidated statement of income of Retirement REIT for the nine months ended September 30, 2001, which gives effect to the acquisition of the net assets of Vendorco as if it had occurred on October 1, 1999, is comprised of the following components extracted from previously published statements and certain pro forma adjustments described below:

	Vendorco Jan. 1 — Mar. 31, 2001	Adjustments(1)	Retirement REIT Apr. 11 — Sept. 30, 2001	Pro Forma Nine Months Ended September 30, 2001
Retirement Operations				
Retirement Home Revenue	$ 47,434	$ 5,275	$ 90,539	$143,248
Retirement Home Operating Expenses	(29,082)	(3,068)	(53,371)	(85,521)
Retirement Home Operating Income	18,352	2,207	37,168	57,727
Home Health Care Operations				
Home Health Care Revenue	4,654	545	9,198	14,397
Home Health Care Expenses	(4,005)	(451)	(7,917)	(12,373)
Home Health Care Operating Income	649	94	1,281	2,024
CPL REIT Fee Income:				
Advisory	668	93	1,555	2,316
Management	947	115	1,803	2,865
CPL REIT Income	104	—	198	302
CPL REIT Fee Income	1,719	208	3,556	5,483
Other Income and Expenses				
Lodges Fee Income	—	345	800	1,145
Other Income	218	29	449	696
General and Administrative and Trust Expenses	(3,646)	(653)	(6,812)	(11,111)
	(3,428)	(279)	(5,563)	(9,270)
Income Before Undernoted Items (EBITDA)	17,292	2,230	36,442	55,964
Interest Expense	8,487	952	16,313	25,752
Income before Depreciation and Amortization	8,805	1,278	20,129	30,212
Depreciation and Amortization	2,820	747	6,628	10,195
Net Income	$ 5,985	$ 531	$ 13,501	$ 20,017

(1) Adjustments include the operations of Vendorco from April 1 to April 10, 2001 which are a proration of the actual month of April 2001 for the Retirement REIT. Pro forma adjustments have been made to Lodges fee income, general and administrative and trust expenses and depreciation and amortization to give effect to the Retirement REIT initial public offering as though it occurred on January 1, 2001.

(in thousands of dollars except per unit amounts)

6. (i) PRO FORMA STATEMENT OF CONSOLIDATED NET INCOME

(a) The following presents the pro forma consolidated statement of net income for the nine months ended September 30, 2001 on a quarterly basis after giving effect to the Transaction and the acquisition of the net assets of Vendorco:

	Pro Forma Vendorco and CPL REIT Quarter Ended March 31, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended June 30, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended September 30, 2001	Pro Forma
	Note 6(ii)(a)	Note 6(ii)(b)	Note 6(ii)(c)	
Retirement Operations				
Retirement Home Revenue	$ 47,434	$ 47,661	$ 48,153	$ 143,248
Retirement Home Operating Expenses	(29,082)	(28,043)	(28,396)	(85,521)
Retirement Home Operating Income	18,352	19,618	19,757	57,727
Home Health Care Operations				
Home Health Care Revenue	4,654	4,845	4,898	14,397
Home Health Care Expenses	(4,005)	(4,118)	(4,250)	(12,373)
Home Health Care Operating Income	649	727	648	2,024
Long Term Care Operations				
Long Term Care Revenue	130,148	133,717	137,007	400,871
Long Term Care Operating Expenses	(109,051)	(110,564)	(112,646)	(332,260)
Long Term Care Operating Income	21,097	23,153	24,361	68,611
Other Income and Expenses				
Lodges Fee Income	310	404	431	1,145
Other Income	218	150	328	696
General and Administrative and Trust Expenses	(7,896)	(8,497)	(8,341)	(24,734)
	(7,368)	(7,943)	(7,582)	(22,893)
Income Before Undernoted Items (EBITDA)	32,730	35,555	37,184	105,469
Interest Expense	17,781	16,957	16,641	51,379
Income before Depreciation and Amortization and Income Tax	14,949	18,598	20,543	54,090
Depreciation and Amortization	7,081	7,928	7,971	22,980
Future Income Tax (Benefit) Expense	(389)	(3,781)	444	(3,726)
Current Income Tax	107	65	101	273
Net Income	$ 8,150	$ 14,386	$ 12,027	$ 34,563

(in thousands of dollars except per unit amounts)

6. (ii) **QUARTERLY PRO FORMA STATEMENTS OF CONSOLIDATED NET INCOME (GIVING EFFECT TO THE COMBINATION WITH CPL REIT)**

(a) **For the quarter ended March 31, 2001**

	Vendorco	CPL REIT	Adjustments[1]	Pro Forma
Retirement Operations				
Retirement Home Revenue	$ 47,434	$ —	$ —	$ 47,434
Retirement Home Operating Expenses	(29,082)	—	—	(29,082)
Retirement Home Operating Income	18,352	—	—	18,352
Home Health Care Operations				
Home Health Care Revenue	4,654	—	—	4,654
Home Health Care Expenses	(4,005)	—	—	(4,005)
Home Health Care Operating Income	649	—	—	649
Long Term Care Operations				
Long Term Care Revenue	—	130,148	—	130,148
Long Term Care Operating Expenses	—	(109,051)	—	(109,051)
Long Term Care Operating Income	—	21,097	—	21,097
CPL REIT Fee Income				
Advisory	668	—	(668)	—
Management	947	—	(947)	—
CPL REIT Income	104	—	(104)	—
CPL REIT Fee Income	1,719	—	(1,719)	—
Other Income and Expenses				
Lodges Fee Income	—	—	310	310
Other Income	218	—	—	218
General and Administrative and Trust Expenses	(3,646)	(5,477)	1,227	(7,896)
	(3,428)	(5,477)	1,537	(7,368)
Income Before Undernoted Items (EBITDA)	17,292	15,620	(182)	32,730
Interest Expense	8,487	9,294	—	17,781
Income before Depreciation and Amortization and Income Tax	8,805	6,326	(182)	14,949
Depreciation and Amortization	2,820	5,891	(1,630)	7,081
Future Income Tax Benefit	—	(201)	(188)	(389)
Current Income Tax	—	107	—	107
Net Income	$ 5,985	$ 529	$ 1,636	$ 8,150

(1) Adjustments are as a result of the combination of both REITs as if they had been combined for the full quarter.

509

(in thousands of dollars except per unit amounts)

6. (ii) **QUARTERLY PRO FORMA STATEMENTS OF CONSOLIDATED NET INCOME (GIVING EFFECT TO THE COMBINATION WITH CPL REIT) (Continued)**

(b) **For the quarter ended June 30, 2001**

	Retirement REIT April 11 — June 30, 2001	CPL REIT April 1 — June 30, 2001	Adjustments[1]	Pro Forma
Retirement Operations				
Retirement Home Revenue	$ 42,386	$ —	$ 5,275	$ 47,661
Retirement Home Operating Expenses	(24,975)	—	(3,068)	(28,043)
Retirement Home Operating Income	17,411	—	2,207	19,618
Home Health Care Operations				
Home Health Care Revenue	4,300	—	545	4,845
Home Health Care Expenses	(3,667)	—	(451)	(4,118)
Home Health Care Operating Income	633	—	94	727
Long Term Care Operations				
Long Term Care Revenue	—	133,717	—	133,717
Long Term Care Operating Expenses	—	(110,564)	—	(110,564)
Long Term Care Operating Income	—	23,153	—	23,153
CPL REIT Fee Income				
Advisory	739	—	(739)	—
Management	842	—	(842)	—
CPL REIT Income	104	—	(104)	—
CPL REIT Fee Income	1,685	—	(1,685)	—
Other Income and Expenses				
Lodges Fee Income	369	—	35	404
Other Income	121	—	29	150
General and Administrative and Trust Expenses	(3,262)	(6,392)	1,157	(8,497)
	(2,772)	(6,392)	1,221	(7,943)
Income Before Undernoted Items (EBITDA)	16,957	16,761	1,837	35,555
Interest Expense	7,566	8,439	952	16,957
Income before Depreciation and Amortization and Income Tax	9,391	8,322	885	18,598
Depreciation and Amortization	2,919	10,970	(5,961)	7,928
Future Income Tax Benefit	—	(5,288)	1,507	(3,781)
Current Income Tax	—	65	—	65
Net Income	$ 6,472	$ 2,575	$ 5,339	$ 14,386

(1) Adjustments include the operations of Vendorco from April 1 to April 10, 2001, which are a proration of the actual month of April 2001 for the Retirement REIT along with the adjustments resulting from the combination of both REITs as if they had been combined for the full quarter.

(in thousands of dollars except per unit amounts)

6. (ii) **QUARTERLY PRO FORMA STATEMENTS OF CONSOLIDATED NET INCOME (GIVING EFFECT TO THE COMBINATION WITH CPL REIT) (Continued)**

(c) **For the quarter ended September 30, 2001**

	Retirement REIT	CPL REIT	Adjustments[1]	Pro Forma
Retirement Operations				
Retirement Home Revenue	$ 48,153	$ —	$ —	$ 48,153
Retirement Home Operating Expenses	(28,396)	—	—	(28,396)
Retirement Home Operating Income	19,757	—	—	19,757
Home Health Care Operations				
Home Health Care Revenue	4,898	—	—	4,898
Home Health Care Expenses	(4,250)	—	—	(4,250)
Home Health Care Operating Income	648	—	—	648
Long Term Care Operations				
Long Term Care Revenue	—	137,007	—	137,007
Long Term Care Operating Expenses	—	(112,646)	—	(112,646)
Long Term Care Operating Income	—	24,361	—	24,361
CPL REIT Fee Income				
Advisory	816	—	(816)	—
Management	961	—	(961)	—
CPL REIT Income	94	—	(94)	—
CPL REIT Fee Income	1,871	—	(1,871)	—
Other Income and Expenses				
Lodges Fee Income	431	—	—	431
Other Income	328	—	—	328
General and Administrative and Trust Expenses	(3,550)	(6,242)	1,451	(8,341)
	(2,791)	(6,242)	1,451	(7,582)
Income Before Undernoted Items (EBITDA)	19,485	18,119	(420)	37,184
Interest Expense	8,747	7,894	—	16,641
Income before Depreciation, Amortization and Income tax	10,738	10,225	(420)	20,543
Depreciation and Amortization	3,709	6,801	(2,539)	7,971
Future Income Tax Expense	—	43	401	444
Current Income Tax	—	101	—	101
Net Income	$ 7,029	$ 3,280	$ 1,718	$ 12,027

(1) Adjustments are as a result of the combination of both REITS as if they had been combined for the full quarter.

(in thousands of dollars except per unit amounts)

7. PRO FORMA PER UNIT CALCULATIONS

Pro forma net income per unit calculations are based on the following:

	Nine Months Ended September 30, 2001		Year Ended September 30, 2000	
	$	Weighted Average Units	$	Weighted Average Units
		(000's)		(000's)
Pro forma net income	$34,563	59,956	$38,687	57,519
Accretion on equity component of convertible debentures	(4,383)	—	(1,784)	—
Pro forma basic net income	$30,180	59,956	$36,903	57,519

Pro forma distributable net income per unit calculations are based on the following:

Nine months ended September 30, 2001

	Three Months Ended						Nine Months Ended September 30, 2001	
	March 31		June 30		September 30			
	$	Weighted Average Units	$	Weighted Average Units	$	Weighted Average Units	$	Weighted Average Units
		(000's)		(000's)		(000's)		(000's)
Pro forma basic distributable net income	$14,842	58,182	$18,533	60,765	$20,442	60,890	$53,817	59,956
Convertible debenture interest	844	7,434	818	7,434	763	7,434	2,425	7,434
Pro forma diluted distributable net income	$15,686	65,616	$19,351	68,199	$21,205	68,324	$56,242	67,390

Year ended September 30, 2000

	$	Weighted Average Units
		(000's)
Pro forma basic distributable net income	$64,929	57,519
Convertible debenture interest	1,140	2,208
Pro forma diluted distributable net income	$66,069	59,727

8. SUBSEQUENT EVENTS

(a) Subsequent to September 30, 2001, Retirement REIT filed a prospectus in connection with its sale to a syndicate of underwriters of 3,795,000 Retirement REIT units at $11.75 per unit to raise gross proceeds of $44,600. The transaction closed on November 19, 2001. Retirement REIT used the proceeds to pay the cash portion of the purchase price of the acquisitions described below. The balance of the net proceeds of the offering was used to pay down Retirement REIT's short-term banking facilities.

(b) Subsequent to September 30, 2001 Retirement REIT acquired three of the Initial Lease-up Projects, known as the Colonel By Retirement Residence, Kingsway Retirement Residence and Riverbend Retirement Residences, for approximately $31,000, $34,000 and $22,000, respectively. Retirement REIT also acquired a nursing placement agency in Montreal, Quebec. The purchase price was approximately $1,000. Approximately $59,000 of debt was assumed in connection with these acquisitions.

8. SUBSEQUENT EVENTS (Continued)

(c) Subsequent to September 30, 2001 Retirement REIT acquired a retirement home in Toronto, Ontario. The purchase price was $14,000. Retirement REIT expects to spend approximately $2,400 on structural renovations in connection with this retirement home.

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RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST
INFORMATION CIRCULAR

TABLE OF CONTENTS

	Page
THE TRANSACTION	3
BACKGROUND TO THE TRANSACTION AND REVIEW BY THE INDEPENDENT COMMITTEE	4
Establishment of the Independent Committee	4
Consideration of Transaction by Independent Committee	5
FAIRNESS OPINION	7
PLANS FOR CPL REIT	7
VALUATIONS	8
PRIOR VALUATIONS	10
RECOMMENDATION OF THE BOARD OF TRUSTEES AND REASONS FOR RECOMMENDATION	11
ACQUISITION AGREEMENT	12
INFORMATION CONCERNING CPL REIT	16
PRO FORMA FINANCIAL INFORMATION	20
Selected *Pro Forma* Financial Information	20
Pro Forma Operations	21
INFORMATION CONCERNING SECURITIES OF CPL REIT AND RETIREMENT REIT	21
SOLICITATION OF PROXIES	22
APPOINTMENT OF PROXIES	22
NON-REGISTERED HOLDERS	22
REVOCATION	23
VOTING OF UNITS REPRESENTED BY TRUSTEES' PROXIES	24
INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON	24
VOTING AT MEETING AND QUORUM	24
PRINCIPAL HOLDERS OF SECURITIES	25
OWNERSHIP OF SECURITIES OF CPL REIT AND RETIREMENT REIT	26
ACCEPTANCE OF TRANSACTION	27
EXECUTIVE COMPENSATION AND INDEBTEDNESS	27
LEGAL MATTERS	27
DOCUMENTS INCORPORATED BY REFERENCE	27
AVAILABILITY OF DISCLOSURE DOCUMENTS	28
OTHER INFORMATION	29
OTHER BUSINESS	29
TRUSTEES' APPROVAL	30
CONSENT OF CIBC WORLD MARKETS INC.	31
CONSENT OF KPMG CORPORATE FINANCE INC.	31
SCHEDULE "A" RETIREMENT REIT APPROVAL RESOLUTION	A-1
APPENDIX I TO SCHEDULE "A" ACQUISITION AGREEMENT	A-2
APPENDIX II TO SCHEDULE "A" AMENDMENTS TO THE DECLARATION OF TRUST	A-36
SCHEDULE "B" FAIRNESS OPINION	B-1
SCHEDULE "C" VALUATION OF CPL REIT	C-1-1
SCHEDULE "C" VALUATION OF RETIREMENT REIT	C-2-1
SCHEDULE "D" PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS	D-1

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

TRUSTEES' CIRCULAR

RELATING TO

THE OFFER BY

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

TO PURCHASE

UP TO 14,000,000 UNITS OF

CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST

RECOMMENDATION

THE OFFER TO WHICH THIS TRUSTEES' CIRCULAR RELATES AND THE ACQUISITION AND REDEMPTION TRANSACTION DESCRIBED HEREIN FORM THE PRINCIPAL PARTS OF A SERIES OF TRANSACTIONS PURSUANT TO WHICH RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST ("RETIREMENT REIT") PROPOSES TO ACQUIRE 100% OF CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST ("CPL REIT").

PROVIDED THE ACQUISITION AND REDEMPTION TRANSACTION IS APPROVED, UP TO 14,000,000 OF THE OUTSTANDING CPL REIT UNITS WILL BE ACQUIRED PURSUANT TO THE OFFER, AND ALL CPL REIT UNITS REMAINING OUTSTANDING WILL AUTOMATICALLY BE EXCHANGED FOR RETIREMENT REIT UNITS.

ALL UNITHOLDERS SHOULD VOTE IN FAVOUR OF THE ACQUISITION AND REDEMPTION TRANSACTION AND DEPOSIT THEIR CPL REIT UNITS IN EXCHANGE FOR RETIREMENT REIT UNITS. UNITHOLDERS DEPOSITING THEIR CPL REIT UNITS, WHO WISH TO EXCHANGE THEIR CPL REIT UNITS ON A TAXABLE BASIS, SHOULD ELECT TO ACCEPT THE OFFER, AS DESCRIBED HEREIN. UNITHOLDERS WHO WISH TO EXCHANGE THEIR CPL REIT UNITS ON A TAX-DEFERRED BASIS SHOULD ELECT TO DEPOSIT THEIR CPL REIT UNITS PURSUANT TO THE ACQUISITION AND REDEMPTION TRANSACTION.

THE BOARD OF TRUSTEES OF CPL REIT STRONGLY RECOMMENDS THAT UNITHOLDERS VOTE IN FAVOUR OF THE ACQUISITION AND REDEMPTION TRANSACTION, AS DESCRIBED HEREIN.

THIS TRUSTEES' CIRCULAR SHOULD BE READ IN CONJUNCTION WITH THE NOTICE OF SPECIAL MEETING OF CPL REIT UNITHOLDERS AND INFORMATION CIRCULAR ACCOMPANYING THIS TRUSTEES' CIRCULAR. AN OVERVIEW OF THE TRANSACTION IS CONTAINED IN THE LETTER TO CPL REIT UNITHOLDERS FROM CPL REIT ACCOMPANYING THIS TRUSTEES' CIRCULAR.

February 19, 2002

518

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TRUSTEES' CIRCULAR

This Trustees' Circular is issued by the trustees (the "**Trustees**") of CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") in conjunction with the offer (the "**Retirement REIT Offer**") made by Retirement Residences Real Estate Investment Trust ("**Retirement REIT**") to unitholders of CPL REIT (the "**CPL REIT Unitholders**") to purchase up to 14,000,000 of the outstanding trust units of CPL REIT ("**CPL REIT Units**"), upon the terms and subject to the conditions set forth in the Retirement REIT Offer and the accompanying offering circular of Retirement REIT dated February 19, 2002 (together, the "**Retirement REIT Offering Circular**"). Under the terms of the Retirement REIT Offer, Retirement REIT has offered to purchase up to 14,000,000 of the issued and outstanding CPL REIT Units in exchange for units of Retirement REIT ("**Retirement REIT Units**"), on the basis of an exchange ratio of 1.20 Retirement REIT Units for each CPL REIT Unit outstanding (the "**Exchange Ratio**").

Pursuant to an acquisition agreement dated February 19, 2002 between Retirement REIT and CPL REIT (the "**Acquisition Agreement**"), in addition to making the Retirement REIT Offer, Retirement REIT and CPL REIT have agreed to enter into a transaction (the "**Acquisition and Redemption Transaction**") involving: (i) the sale to Retirement REIT by CPL REIT of CPL REIT's property, assets and undertaking (the "**CPL REIT Assets**") (other than all of the rights and benefits of certain non-assignable assets and any other assets specifically excluded from the purchase as contemplated in the Acquisition Agreement (the "**Retained Assets**")), (ii) the assumption by Retirement REIT of substantially all of CPL REIT's liabilities and obligations (the "**CPL REIT Assumed Liabilities**"), and (iii) the issuance by Retirement REIT to CPL REIT of Retirement REIT Units in accordance with the Exchange Ratio. Following the Acquisition and Redemption Transaction, CPL REIT will redeem (i.e. acquire, and thereupon cancel) all of the outstanding CPL REIT Units (other than a specified number of CPL REIT Units to be retained by a subsidiary of Retirement REIT at the closing of the Acquisition and Redemption Transaction (the "**Excluded CPL REIT Units**")) in consideration for 1.20 Retirement REIT Units for each CPL REIT Unit to be redeemed.

CPL REIT Unitholders will be asked, at a special meeting called for this purpose to be held on April 8, 2002 (the "**CPL REIT Special Meeting**"), to pass a resolution (the "**CPL REIT Approval Resolution**") approving, among other things, the Acquisition and Redemption Transaction. CPL REIT Unitholders have received, concurrently with this Trustees' Circular, a Notice of Special Meeting of Unitholders and Information Circular (the "**Information Circular**") in connection with the CPL REIT Special Meeting. The Information Circular discusses the Acquisition and Redemption Transaction in detail.

The Retirement REIT Offer and the Acquisition and Redemption Transaction are together referred to as the "**Transaction**" in this Trustees' Circular.

All CPL REIT Unitholders who support the Acquisition and Redemption Transaction should follow the instructions relating to the completion and delivery of the form of proxy (printed on blue paper) provided with the accompanying Information Circular. The Transaction has been structured in order to, among other things, provide flexibility for each CPL REIT Unitholder to achieve the tax treatment he or she desires on the exchange of his or her CPL REIT Units. In addition, all CPL REIT Unitholders who support the Acquisition and Redemption Transaction should tender or deposit the certificates representing their CPL REIT Units and complete the Letter of Transmittal (printed on yellow paper) accompanying the Retirement REIT Offering Circular and the Information Circular or by following one of the alternative procedures for tendering or depositing CPL REIT Units, all as described in the Retirement REIT Offering Circular and the Information Circular, as applicable.

- CPL REIT Unitholders who wish the exchange of their CPL REIT Units to be treated as a taxable disposition for income tax purposes, giving rise to a capital gain (or capital loss), should so indicate by checking the appropriate box in the Letter of Transmittal.
- CPL REIT Unitholders who prefer to have the exchange of their CPL REIT Units occur on a tax deferred "roll-over" basis, so as to defer the realization of any capital gain (or capital loss) for income tax

purposes until they dispose of the Retirement REIT Units received pursuant to the Acquisition and Redemption Transaction, should so indicate by checking the appropriate box in the Letter of Transmittal.

CPL REIT Unitholders who do not elect between tendering to the Retirement REIT Offer and depositing their CPL REIT Units pursuant to the Acquisition and Redemption Transaction shall be deemed to have elected to exchange their CPL REIT Units pursuant to the Acquisition and Redemption Transaction (i.e., on a tax-deferred basis). Unitholders who have CPL REIT Units registered in the name of a broker, dealer, financial institution or other intermediary must contact such broker, dealer, financial institution or other intermediary in order to give instructions to vote such CPL REIT Units at the CPL REIT Special Meeting and to deposit such CPL REIT Units in acceptance of the Retirement REIT Offer or the Acquisition and Redemption Transaction.

For the reasons described under the heading "Recommendation of the Trustees and Reasons for Recommendation", the Board of Trustees recommends that ALL CPL REIT UNITHOLDERS follow the instructions contained in the Information Circular to VOTE FOR the CPL REIT Approval Resolution and deposit their CPL REIT Units.

Except as otherwise expressly indicated in this Trustees' Circular, all amounts herein are expressed in Canadian dollars.

BACKGROUND TO THE TRANSACTION

In the late summer of 2001, senior management of CPL REIT and Retirement REIT began exploring the possibility of effecting a business combination of both entities. Press releases were issued disclosing the nature of such discussions on October 18, 2001. Initial discussions focused upon certain benefits to be derived from the combination, including increased market capitalization and liquidity, greater access to capital and a range of potential synergies.

Having concluded that a combination would be beneficial to each of the REITs, senior management delivered a formal proposal to the respective Board of Trustees of each of CPL REIT and Retirement REIT. The proposal was prepared by senior management with input from counsel to CPL REIT and Retirement REIT. Meetings of the Boards of Trustees of Retirement REIT and CPL REIT were held on November 23, 2001 and November 26, 2001, respectively.

At a meeting of the CPL REIT Board of Trustees held on November 26, 2001, the CPL REIT Trustees established a committee of independent Trustees consisting of John Crow (as chair), Douglas G. Bassett, W. Darcy McKeough and Calvin R. Stiller (the "**CPL REIT Independent Committee**"). The mandate of the CPL REIT Independent Committee includes reviewing and negotiating the structure and terms of the proposed transaction, supervision of an independent valuation (and determining whether such supervision should be joint) and making a recommendation to the full Board of Trustees of CPL REIT as to whether the proposed transaction is in the best interests of CPL REIT and its unitholders. The CPL REIT Independent Committee retained McCarthy Tétrault LLP as counsel and Scotia Capital Inc. ("**Scotia Capital**") as its financial advisor.

At a meeting of the Retirement REIT Trustees held on November 23, 2001, the Retirement REIT Trustees established a committee of independent Trustees consisting of William G. Davis (as chair) and John Evans (the "**Retirement REIT Independent Committee**"). Ernie Eves had initially been appointed to the Retirement REIT Independent Committee, but resigned to seek the leadership of one of Ontario's political parties without having participated in any meetings or deliberations of the Retirement REIT Independent Committee. The mandate of the Retirement REIT Independent Committee includes reviewing and negotiating the structure and terms of the proposed transaction, joint supervision of an independent valuation and making a recommendation to the full Board of Trustees of Retirement REIT as to whether the proposed transaction is in the best interests of Retirement REIT and its unitholders. The Retirement REIT Independent Committee retained Torys LLP as counsel and CIBC World Markets Inc. as its financial advisor.

As further described below, each of the Independent Committees decided to retain KPMG Corporate Finance Inc. (the "**Valuator**") to perform an independent valuation as to the fair market value of CPL REIT Units, the CPL REIT Assets, Retirement REIT Units and all of Retirement REIT's property, assets and undertaking (the "**Valuations**") in accordance with Ontario Securities Commission Rule 61-501 and Local Policy Statement Q-27 of the Commission des valeurs mobilières du Québec (the "**Related Party Rules**").

Independent Committee of CPL REIT

The CPL REIT Independent Committee first met immediately following the meeting of CPL REIT's full Board of Trustees on November 26, 2001. The CPL REIT Independent Committee authorized its chairman, Mr. John Crow, to interview several law firms in order to select legal counsel and several investment banking firms and accounting firms in order to select one or more firms to prepare the independent valuations and to provide the CPL REIT Independent Committee with financial advice as to the fairness of the consideration to be received by CPL REIT Unitholders pursuant to the Transaction. The CPL REIT Independent Committee retained McCarthy Tétrault LLP to provide it with legal advice and then met on December 3, 2001 to discuss the selection of a valuator and an investment banking firm to provide a fairness opinion. At that meeting, the CPL REIT Independent Committee reviewed the qualifications and independence of the various firms under consideration and decided to retain the Valuator to prepare the Valuations. It was understood by the CPL REIT Independent Committee at the time that the Valuator would likely also be retained by the Retirement REIT Independent Committee for the same purpose. The CPL REIT Independent Committee also decided to retain Scotia Capital to provide it with advice generally on the proposed Transaction and to provide the CPL REIT Independent Committee with a fairness opinion. At that meeting, the CPL REIT Independent Committee received a presentation from its legal counsel on the responsibilities and obligations of the members of the committee.

The CPL REIT Independent Committee had a series of meetings over the next several weeks at which it received reports from the Valuator, Scotia Capital and McCarthy Tétrault LLP as to the work being performed in connection with the Valuations and with respect to the proposed Transaction. The members of the CPL REIT Independent Committee reviewed and discussed the reasons for the proposed Transaction and supervised the preparation of the Valuations. For complete disclosure regarding the Valuations, prior valuations and the opinion of Scotia Capital refer to the Information Circular accompanying this Trustees' Circular.

At a meeting on February 19, 2002, the CPL REIT Independent Committee, following reports from its financial and legal advisors, concluded that the Transaction is in the best interests of the CPL REIT Unitholders and resolved to so recommend to the full Board of Trustees of CPL REIT, which it did later that day.

RECOMMENDATION OF THE INDEPENDENT COMMITTEE

On the basis of its consideration of all relevant factors and the fairness opinion prepared by Scotia Capital dated February 15, 2002, the Independent Committee unanimously concluded that the Transaction is in the best interests of the CPL REIT Unitholders and recommended that the Board of Trustees support the Retirement REIT Offer and approve the entering into of the Acquisition Agreement in substantially the form presented to the Independent Committee. The Independent Committee identified the following factors as being most relevant:

Greater Financial Flexibility and Liquidity. Upon completion of the Transaction, Retirement REIT will have total assets of approximately $1.9 billion, unitholders' equity of approximately $750 million and long term debt which is approximately 54% of the gross book value of its assets. Based on the current market capitalizations of Retirement REIT and CPL REIT, Retirement REIT will have a market capitalization exceeding $800 million following completion of the Transaction, making it the third largest real estate investment trust in Canada in terms of market capitalization. These factors are expected to give Retirement REIT greater access to financing and capital, improve its acquisition capacity, increase its public float and provide enhanced liquidity for unitholders.

Enhanced Cash Position. Access to Retirement REIT's strong balance sheet and lower payout ratio will strengthen the cash position for CPL REIT Unitholders.

Elimination of External Management. CPL REIT is currently one of only two Canadian real estate investment trusts that are externally managed. The Transaction will eliminate this external management arrangement.

Savings. Management believes that meaningful annual savings will be realized over time due to the combination of the REITs. These include administrative and compliance costs of maintaining two publicly listed reporting issuers, as well as enhanced purchasing synergies and organizational savings to be achieved by eliminating duplicate head office functions.

Diversification. The Transaction will provide CPL REIT Unitholders with increased industry and geographic diversification through a substantial portfolio of properties in each of the nursing and retirement home sectors across Canada and in selected United States markets.

If the Transaction is completed, Retirement REIT intends to pay a distribution of $1.15 per Retirement REIT Unit per annum, which is equivalent to $1.38 per CPL REIT Unit per annum based upon the Exchange Ratio. Accordingly, CPL REIT Unitholders will continue to receive the same distribution they currently receive.

RECOMMENDATION OF THE TRUSTEES AND REASONS FOR RECOMMENDATION

Based on the recommendation of the Independent Committee, all of the factors considered by the Independent Committee and the fairness opinion prepared by Scotia Capital dated February 15, 2002, on February 19, 2002 the Trustees unanimously (other than Messrs. Paul Reichmann, George Kuhl and Barry Reichmann, who abstained for the reasons described below) (i) determined that the Transaction is in the best interests of CPL REIT and the CPL REIT Unitholders, and to recommend that all CPL REIT Unitholders VOTE FOR the CPL REIT Approval Resolution and that only CPL REIT Unitholders who wish to exchange their CPL REIT Units for Retirement REIT Units on a taxable basis ACCEPT the Retirement REIT Offer and tender their CPL REIT Units to the Retirement REIT Offer, and (ii) approved the entering into of the Acquisition Agreement. The Acquisition Agreement was executed and delivered on February 19, 2002 (see "Acquisition Agreement"). The entering into of the Acquisition Agreement was publicly announced on February 19, 2002.

Since Messrs. Paul Reichmann, George Kuhl and Barry Reichmann (collectively, the "**Non-Independent Trustees**") each have a material interest in the completion of the Acquisition and Redemption Transaction and the Retirement REIT Offer, other than and in addition to their interests as unitholders of CPL REIT (see "Interest of Certain Persons in Material Contracts"), each of them advised the Board of Trustees that he had a conflict of interest in connection with the Trustees' vote on the Transaction. The Non-Independent Trustees participated in the Board of Trustees' deliberations regarding the Transaction but, in accordance with CPL REIT's Declaration of Trust, did not vote on the resolutions relating to the Transaction.

In making its recommendation, and in concluding that the Transaction is in the best interests of CPL REIT and CPL REIT Unitholders, the Board of Trustees accepted the recommendation of the Independent Committee.

PRINCIPAL HOLDERS OF SECURITIES

CPL REIT is authorized to issue an unlimited number of CPL REIT Units. As at February 12, 2002, 24,634,862 CPL REIT Units were issued and outstanding. In addition, CPL REIT has 1,080,733 outstanding options to acquire CPL REIT Units, $34,427,000 aggregate principal amount of convertible debentures, convertible at $14.25 per CPL REIT Unit and $48,464,000 aggregate principal amount of convertible debentures, convertible at $13.25 per CPL REIT Unit.

To the knowledge of the Trustees and senior officers of CPL REIT, after reasonable enquiry, no person or company, at the date hereof, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding CPL REIT Units, except as follows:

Name	Number of CPL REIT Units	Percentage of CPL REIT Units	Principal Amount of Convertible Debentures Held	Percentage of Convertible Debentures
Guardian Group of Funds Limited	3,625,000	14.7%	$3,000,000	3.4%

Note:

Information as to securities of CPL REIT beneficially owned or over which control or direction is exercised has been obtained from such holder.

To the knowledge of the Trustees and senior officers of CPL REIT, no person or company is acting jointly or in concert with CPL REIT.

OWNERSHIP OF SECURITIES OF CPL REIT BY TRUSTEES AND SENIOR OFFICERS

The following table sets forth the names of all the Trustees and senior officers of CPL REIT and the number and percentage of securities of CPL REIT owned, directly or indirectly, or over which control or direction is exercised by each of them, and, to the knowledge of the Trustees and senior officers of CPL REIT, after reasonable enquiry, by each of their respective associates:

Name and Position[1]	Number of CPL REIT Units	Percentage of CPL REIT Units	CPL REIT Units Under Options Granted	Percentage of Options Outstanding
Douglas G. Bassett Trustee	7,000	(2)	8,000	(2)
John Crow Chairman and Trustee	21,000[3]	(2)	60,500	5.6%
George Kuhl Trustee	729,569[3]	3.0%	37,500	3.5%
W. Darcy McKeough Trustee	5,000	(2)	37,500	3.5%
Barry Reichmann President and Trustee	1,432,346	5.8%	100,000	9.3%
Paul Reichmann Trustee	3,111,632[3]	12.6%	—	—
Calvin R. Stiller Trustee	135,000	(2)	8,000	(2)
C. William Dillane[4] Chief Operating Officer	—	—	195,400	18.1%
David Beirnes[4] Chief Financial Officer	—	—	150,000	13.9%
Frank Cerrone Vice-President, Legal	—	—	27,500	2.5%
Patrick McCarthy[4] Vice-President, Finance	—	—	25,000	2.3%

Notes:

(1) Individual Trustees and senior officers have furnished information as to securities beneficially owned by them or over which they exercise control or direction and as to the holdings of their respective associates.

(2) Percentage represents less than 1% of the outstanding securities of that class.

(3) Includes securities held by associates.

(4) CPL REIT has issued an aggregate principal amount of $34,500,000 Convertible Unsecured Subordinated Debentures, convertible at $14.25 per CPL REIT Unit, and an aggregate principal amount of $50,000,000 Convertible Unsecured Subordinated Debentures, convertible at $13.25 per CPL REIT Unit. Messrs. Dillane, Beirnes and McCarthy own Convertible Debentures in the principal amount of $50,000, $50,000 and $10,000, respectively, in each case representing less than 1% of the principal amount of Convertible Debentures outstanding.

ACCEPTANCE OF THE TRANSACTION

To the knowledge of the Trustees and senior officers of CPL REIT, after reasonable enquiry, as at the date of this Trustees' Circular, the Trustees and senior officers of CPL REIT and Retirement REIT intend to vote their CPL REIT Units in favour of the CPL REIT Approval Resolution. In connection with the Transaction, Retirement REIT and CPL REIT have entered into support agreements (the "**Support Agreements**") with persons holding approximately 35% of the outstanding Retirement REIT Units and approximately 26% of the outstanding CPL REIT Units (comprising members of the Reichmann and Kuhl families, Trustees and senior officers of CPL REIT and Retirement REIT, and certain of their respective associates), pursuant to which each has agreed to vote in favour of the CPL REIT Approval Resolution and the Retirement REIT Approval Resolution, as the case may be, and will determine whether or not to effect the exchange of their CPL REIT Units on a taxable or tax-deferred basis in accordance with their individual tax planning.

No Trustee or senior officer of CPL REIT intends, or knows of any person (apart from Retirement REIT pursuant to the Retirement REIT Offer and except as referred to under the heading "Trading in Securities of CPL REIT" in the Retirement REIT Offering Circular) who intends to purchase any CPL REIT Units during the period for which the Retirement REIT Offer is outstanding.

RECENT TRADING IN CPL REIT SECURITIES

During the six month period preceding the date of this Trustees' Circular, neither CPL REIT, nor the Trustees and senior officers of CPL REIT nor, to the knowledge of the Trustees and senior officers of CPL REIT, after reasonable enquiry, their respective associates, nor any person or company who beneficially owns or exercises control or direction over more than 10% of the CPL REIT Units, traded any securities of CPL REIT other than:

Name	Date	Nature of Trade	Number of CPL REIT Units	Price per CPL REIT Unit
Retirement REIT	September 12, 2001	Issued pursuant to Advisory Agreement	28,028	$14.290
Distribution Reinvestment Plan	September 11, 2001	Monthly Distribution	2,600	$13.183
Distribution Reinvestment Plan	October 19, 2001	Monthly Distribution	879	$13.307
Distribution Reinvestment Plan	November 16, 2001	Monthly Distribution	2,446	$13.178
Distribution Reinvestment Plan	December 7, 2001	Monthly Distribution	2,411	$13.512
Distribution Reinvestment Plan	January 11, 2002	Monthly Distribution	3,735	$13.745
Distribution Reinvestment Plan	February 11, 2002	Monthly Distribution	3,860	$14.513

During the two year period preceding the date of this Trustees' Circular, CPL REIT has not issued securities to any of its Trustees or senior officers except as set forth below:

Name	Number and type of Securities Issued	Price	Date of Trade
David Beirnes	150,000 Options	$10.10	March 9, 2000
Patrick McCarthy	25,000 Options	$10.10	March 9, 2000

525

OWNERSHIP OF SECURITIES OF RETIREMENT REIT

Except as set forth below, none of CPL REIT or any of the Trustees or senior officers of CPL REIT, or, to the knowledge of each Trustee or senior officer of CPL REIT, after reasonable enquiry, any of the associates of such Trustees or senior officers or any other person or company holding more than 10% of the CPL REIT Units, beneficially owns, directly or indirectly, or exercises control or direction over any securities of Retirement REIT.

Name and Position with CPL REIT[1]	Number of Retirement REIT Units	Percentage of Units	Retirement REIT Units Under Options Granted	Percentage of Options Outstanding
Paul Reichmann Trustee	1,614,143	4.2%	—	—
Barry Reichmann President and Trustee	6,205,441[2]	16.0%	200,000	10.2%
George Kuhl Trustee	4,164,231[2]	10.7%	200,000	10.2%
C. William Dillane	51,000	0.1%	—	—
Guardian Group of Funds Limited	1,512,000	3.9%	—	—

Note:

(1) Individual Trustees and senior officers have furnished information as to securities beneficially owned by them or over which they exercise control or direction and as to the holdings of their respective associates.

(2) Includes securities held by associates.

RELATIONSHIPS BETWEEN RETIREMENT REIT AND THE TRUSTEES AND SENIOR OFFICERS OF CPL REIT

Except as otherwise described herein, no arrangements or agreements (including any arrangements or agreements as to any payment or other benefit to be made or given by way of compensation for loss of office or as to the Trustees or senior officers of CPL REIT remaining in or retiring from office if the Transaction is successful) have been made or are proposed to be made between Retirement REIT and any of the Trustees or senior officers of CPL REIT as a consequence of the Transaction.

Each of Messrs. Paul Reichmann, Barry Reichmann and George Kuhl are Trustees and/or senior officers of both CPL REIT and Retirement REIT or a subsidiary of Retirement REIT. C. William Dillane is a senior officer of both CPL REIT and a subsidiary of Retirement REIT. No other Trustees or senior officers of CPL REIT are Trustees, directors or senior officers of Retirement REIT or any subsidiary of Retirement REIT.

Retirement REIT has agreed to arrange for and/or maintain "trustees', directors' and officers'" insurance coverage for the Trustees and officers of CPL REIT and the directors and officers of its subsidiaries for seven years following the completion of the Transaction substantially on the same terms and conditions as the "trustees', directors' and officers'" coverage in place for the benefit of the trustees and officers of Retirement REIT and the directors and officers of its subsidiaries.

In addition, Retirement REIT has agreed to use its best efforts such that, effective at the Time of Closing (as defined in the Acquisition Agreement), the Retirement REIT Board of Trustees shall be varied to be comprised of nine trustees, including at least five Independent Trustees (as defined in the Retirement REIT Declaration of Trust) selected from among the Independent Trustees presently serving on the Board of Trustees of each of Retirement REIT and CPL REIT.

In connection with the Acquisition and Redemption Transaction, Retirement REIT intends to terminate the Advisory Agreement (as defined below) concurrently with the completion of the Transaction, such that no fee shall be payable thereunder, in connection with the Retirement REIT Offer or the Acquisition and Redemption Transaction. In addition, prior to the completion of the Acquisition and Redemption Transaction, the Management Agreements (as described below) will be amended to change, among other things, the calculation of the management fees payable thereunder to a cost-plus 15% basis. These fees will be payable between subsidiaries of Retirement REIT and will not affect Retirement REIT's distributable income. No other arrangements or agreements have been made or are proposed to be made between Retirement REIT and any of the Trustees or senior officers of CPL REIT, Retirement REIT and any of the directors or senior officers of any subsidiary of Retirement REIT, in each case as a consequence of the Transaction.

AGREEMENTS BETWEEN CPL REIT AND ITS TRUSTEES AND SENIOR OFFICERS

Except as otherwise described herein, no arrangements or agreements (including any arrangements or agreements as to any payment or other benefit to be made or given by way of compensation for loss of office or as to the Trustees or senior officers of CPL REIT remaining in or retiring from office if the Transaction is successful) have been made or are proposed to be made between CPL REIT and any of the Trustees or senior officers of CPL REIT if the Transaction is successful.

In early 1999, following a detailed compensation review and assessment, the Board of Trustees of CPL REIT established a compensation framework. In November 2001, in order to bring compensation of the Independent Trustees of the Board of Trustees of CPL REIT into conformity with this framework, the Board of Trustees of CPL REIT, subject to regulatory approval, adjusted compensation by increasing the annual cash retainer paid to each Independent Trustee from $10,000 to $20,000 from 1999 and on, including a lump-sum payment adjustment to their Trustees' fees in the aggregate amount of $30,000 for the fiscal years 1999 through 2001.

INTEREST OF CERTAIN PERSONS IN MATERIAL CONTRACTS

Except as otherwise described herein, none of the Trustees or senior officers of CPL REIT or any of their respective associates or, to the knowledge of the Trustees or senior officers of CPL REIT, after reasonable enquiry, any person or company who beneficially owns or exercises control or direction over more than 10% of the CPL REIT Units has any interest in any material contract to which Retirement REIT is a party.

Pursuant to an advisory agreement (the "**Advisory Agreement**") dated May 6, 1997 between Retirement Residences Operations (REIT) LP (the "**Operator**") (as successor in interest to Lodges by assignment and transfer) and CPL REIT, as amended, and the management agreements (the "**Management Agreements**") between certain of the operating subsidiaries of CPL REIT and Lodges, in each case, as amended and assigned to and assumed by Retirement Residences Operations (REIT) LP by and from Lodges, the Operator provides overall guidance and supervision of the management and administration of the long term care facilities of CPL REIT. Retirement REIT intends to terminate the Advisory Agreement and amend the Management Agreements in connection with the completion of the Acquisition and Redemption Transaction. See "Relationships between Retirement REIT and the Trustees and Senior Officers of CPL REIT".

Messrs. Paul Reichmann, Barry Reichmann and George Kuhl, each of whom are Trustees and/or senior officers of CPL REIT, are unitholders or associates of unitholders of Retirement REIT, which is entitled to payments pursuant to the Advisory Agreement and the Management Agreements.

MATERIAL CHANGES IN THE AFFAIRS OF CPL REIT

Except as otherwise described or referred to in this Trustees' Circular and the Information Circular, none of the Trustees or senior officers of CPL REIT is aware of any information that indicates any material change in the affairs of CPL REIT since the date of its last published financial statements, being its interim unaudited financial statements for the nine months ended September 30, 2001 (other than the completion of the sale of 2,062,500 CPL REIT Units at a price of $13.35 per CPL REIT Unit on November 8, 2001), or that any information contained in such financial statements is materially misleading because of events subsequent to their publication or of any other information which would reasonably be expected to affect the decision of CPL REIT Unitholders to accept or reject the Transaction.

OTHER INFORMATION

Except as otherwise described or referred to in this Trustees' Circular and the Information Circular, no information is known to the Trustees which would reasonably be expected to affect the decision of the CPL REIT Unitholders to accept or reject the Transaction.

STATUTORY RIGHT OF ACTION FOR DAMAGES

Securities legislation in certain of the provinces and territories of Canada provides CPL REIT Unitholders with, in addition to any other rights they may have at law, a right of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to them. However, such rights must be exercised within prescribed time limits. CPL REIT Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Such rights are in addition to and without derogation from any other rights such CPL REIT Unitholders may have.

APPROVAL OF TRUSTEES' CIRCULAR

The contents of this Trustees' Circular have been approved, and the delivery thereof has been authorized, by the Trustees of CPL REIT.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Retirement REIT Offer within the meaning of the *Securities Act* (Quebec).

(Signed) JOHN CROW
Trustee

(Signed) DOUGLAS G. BASSETT
Trustee

February 19, 2002

SCHEDULE "A"

CPL REIT APPROVAL RESOLUTION

BE IT RESOLVED THAT:

1. The sale of substantially all of the assets of CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") to Retirement Residences Real Estate Investment Trust and the subsequent redemption of units of CPL REIT pursuant to the acquisition agreement attached as Appendix I to this resolution (the "**Acquisition Agreement**") is hereby authorized and approved and, in order to give effect thereto, the Board of Trustees of CPL REIT is hereby authorized to pass such resolutions (including any amendment to the CPL REIT Declaration of Trust) and do such other things as may be considered necessary or desirable in their sole discretion to give effect to the Acquisition Agreement and the transactions contemplated thereby.
2. The Trustees of CPL REIT are hereby authorized to abandon or otherwise terminate the Acquisition Agreement and any of the transactions contemplated thereby in their discretion without any action or further approval of the CPL REIT Unitholders.

APPENDIX I TO SCHEDULE "A"

ACQUISITION AGREEMENT

THIS AGREEMENT made the 19th day of February, 2002.

B E T W E E N:

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST, a trust created under the Laws of the Province of Ontario,

(hereinafter referred to as "**Retirement REIT**")

– and –

CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST, a trust created under the Laws of the Province of Ontario,

(hereinafter referred to as "**CPL REIT**")

WHEREAS the CPL REIT Trustees have determined that it is in the best interests of CPL REIT and the CPL REIT Unitholders for CPL REIT to enter into the Acquisition and Redemption Transaction (as each of such terms are defined below);

AND WHEREAS this agreement will be considered at a special meeting (the "**CPL REIT Special Meeting**") of the CPL REIT Unitholders;

AND WHEREAS Retirement REIT Trustees (defined below) have determined that it is in the best interests of Retirement REIT and Retirement REIT Unitholders (defined below) for Retirement REIT to enter into the Acquisition and Redemption Transaction;

AND WHEREAS this agreement will be considered at a special meeting (the "**Retirement REIT Special Meeting**") of Retirement REIT Unitholders;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties of the parties hereinafter contained, the parties agree as follows:

ARTICLE I

INTERPRETATION

Section 1.1 Definitions.

In this agreement unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

"**Acquisition and Redemption Transaction**" means the transaction which would provide for, *inter alia*, the transfer of all the CPL REIT Assets to Retirement REIT in consideration of the Asset Payment Units and the assumption of the Assumed Liabilities by Retirement REIT and the distribution of all Transfer Payment Units to the CPL REIT Unitholders as of the Time of Closing upon, and as consideration for, the acquisition and cancellation of all of the CPL REIT Units other than the Excluded CPL REIT Units, all as described in Article II hereof;

"**Acquisition Proposal**" means any take-over bid, tender offer or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of assets (other than in the ordinary course of business), sale of securities (other than pursuant to the exercise of currently outstanding options or conversion rights), re-capitalization, liquidation, dissolution, winding-up or similar transaction, other than the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement, including the Reorganization Transactions;

"**Advisory Agreement**" means the advisory agreement dated May 6, 1997 between Retirement Residences Operations (REIT) LP (as successor in interest to Central Park Lodges Ltd. by assignment and transfer) and CPL REIT, as amended;

"**affiliate**" has the meaning corresponding to the meaning of "affiliated companies" in the Ontario Act (for such purposes, as if CPL REIT and Retirement REIT were corporations rather than trusts), except as otherwise provided;

"**Amalgamation**" means the amalgamation of subsidiaries of CPL REIT (including Central Care Corporation and VCL), as more specifically set out in Schedule "B" to this agreement;

"**Ancillary Equipment Purchase**" means the sale of tangible personal property, including furniture and equipment, of CPL REIT to a subsidiary of Retirement REIT in consideration for the Note (in connection with whose issuance the subsidiary agrees to reimburse CPL REIT for a portion of issue costs previously incurred by CPL REIT) and in consideration for a special partnership interest in the subsidiary, as more specifically set out in Schedule "B" to this agreement;

"**Ancillary Property Purchase**" means the sale and transfer of beneficial ownership of certain nursing homes and related assets of Central Care Corporation to Retirement REIT in consideration for the assumption by Retirement REIT of the mortgages in respect thereof and the issuance by it of a note for the balance of the purchase price, all as more specifically set out in Schedule "B" to this agreement;

"**Applicable Canadian Securities Laws**" means, collectively, and as the context may require, the Ontario Act, the provincial securities legislation of the other Reporting Provinces, and the rules, regulations and policies published and/or promulgated thereunder (including Rule 61-501 of the Ontario Securities Commission and analogous rules and policies of other Securities Authorities), as such may be amended from time to time prior to the Closing Date;

"**Asset Payment Units**" has the meaning ascribed thereto in Section 2.5;

"**associate**" has the meaning ascribed thereto in the Ontario Act (for such purposes, as if CPL REIT and Retirement REIT were corporations rather than trusts), except as otherwise provided;

"**Assumed Employees**" has the meaning ascribed thereto in Section 2.3;

"**Assumed Liabilities**" means the liabilities and obligations of CPL REIT reflected on the books of CPL REIT and those additional liabilities and obligations (but, for greater certainty, only such additional liabilities and obligations) as agreed between Retirement REIT and CPL REIT;

"**Assumption Agreement**" has the meaning ascribed thereto in Section 2.5;

"**business day**" has the meaning ascribed thereto in the Retirement REIT Declaration of Trust;

"**CCRA**" means Canada Customs and Revenue Agency;

"**Closing Date**" means April 30, 2002, provided that, in the event any of the conditions of closing contained in this agreement in favour of CPL REIT or Retirement REIT have not been fulfilled or waived by such date, the Closing Date shall be extended to a date mutually agreed by CPL REIT and Retirement REIT, but in no event later than the Outside Date;

"**Competition Act**" means the *Competition Act* (Canada), as amended;

"**Control Person Restrictions**" means the restrictions imposed under Applicable Canadian Securities Laws upon trades by Control Persons;

"**Control Persons**" means holders of Retirement REIT Units who would fall within the class of holders described in paragraph (c) of the definition of "distribution" contained in subsection 1(1) of the Ontario Act (and its equivalent under Applicable Canadian Securities Laws of the remaining Reporting Provinces) after giving effect to the consummation of the transactions contemplated hereby;

"**CPL REIT Assets**" means all the property, assets and undertaking of CPL REIT of whatsoever nature or kind, present and future, and wheresoever located, including leases, the Note, shares or other interests in the capital of CPL REIT's direct subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of CPL REIT but specifically excluding the Retained Assets;

"**CPL REIT Circular**" has the meaning ascribed thereto in Section 2.10;

"**CPL REIT Convertible Debentures**" means the 10.5% Convertible Unsecured Subordinated Debentures issued by CPL REIT due June 1, 2005 in the initial aggregate principal amount of $34,500,000 and the 10.5% Convertible Unsecured Subordinated Debentures issued by CPL REIT due June 1, 2005 in the initial aggregate principal amount of $50,000,000, of which, as at the date hereof, Convertible Unsecured Subordinated Debentures in the principal amounts of $34,427,000 and $48,464,000 remain outstanding, respectively;

"**CPL REIT Declaration of Trust**" means CPL REIT's amended and restated declaration of trust dated as of March 9, 2000, as amended;

"**CPL REIT Disclosure Letter**" means the letter of even date from CPL REIT delivered to Retirement REIT;

"**CPL REIT Fairness Opinion**" has the meaning ascribed thereto in Section 3.25;

"**CPL REIT Financial Statements**" has the meaning ascribed thereto in Section 3.7;

"**CPL REIT Options**" means the CPL REIT Unit purchase options granted under CPL REIT's Unit Option Plan;

"**CPL REIT Reports**" has the meaning ascribed thereto in Section 3.7;

"**CPL REIT Special Meeting**" has the meaning ascribed thereto in the recitals of this agreement;

"**CPL REIT's Minority Unitholders**" means all CPL REIT Unitholders who hold CPL REIT Units, the votes attached to which are not excluded for purposes of determining minority approval for the Acquisition and Redemption Transaction in accordance with Applicable Canadian Securities Laws (including the Related Party Rules);

"**CPL REIT Trustees**" means the individuals who are trustees of CPL REIT;

"**CPL REIT Unit**" means a trust unit issued by CPL REIT;

"**CPL REIT Unit Option Plan**" means CPL REIT's Unit Option Plan, as amended;

"**CPL REIT Unitholder Approval**" means approval of the Acquisition and Redemption Transaction and related matters at a meeting, convened and held in accordance with the CPL REIT Declaration of Trust, by (i) the affirmative vote of the holders of not less than 66⅔% of the CPL REIT Units represented at such meeting, and (ii) the affirmative vote of a simple majority of the votes cast by CPL REIT's Minority Unitholders;

"**CPL REIT Unitholders**" means, at the relevant time, the holders of CPL REIT Units;

"**Designated Officers**" means, in respect of CPL REIT, David Beirnes and C. William Dillane and in respect of Retirement REIT, Barry Reichmann and Manfred Walt;

"**Environmental Laws**" means, with respect to any person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws, statutes, regulations, ordinances, rules, guidelines, orders, directives and other requirements of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"**Exchange**" means The Toronto Stock Exchange;

"**Exchange Ratio**" means the ratio of 1.20 Retirement REIT Units for each CPL REIT Unit, as adjusted in accordance with the terms of the Offer and the Acquisition and Redemption Transaction;

"**Excluded CPL REIT Units**" means 880,073 CPL REIT Units to be retained by a subsidiary of Retirement REIT on the Closing Date;

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Hazardous Substances**" means PCBs, asbestos, urea formaldehyde foam insulation and any other substance or material that is prohibited, controlled or regulated under any Environmental Laws;

"**H-S-R Act**" means the *Hart-Scott-Rodino Antitrust Improvements Act of 1976* and the rules and regulations thereunder, as amended;

"**including**" means "including without limitation" and "**includes**" means "includes without limitation";

"**Knowledge of the Designated Officers**" means the knowledge of the Subject REIT's Designated Officers, having undertaken reasonable inquiry to confirm the accuracy of the subject representation and warranty;

"**Laws**" means all statutes, regulations, statutory rules, orders (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the Exchange), and the term "applicable" with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"**Management Agreements**" means, collectively, the management agreement dated April 24, 1997 between Central Park Lodges Ltd. and Central Care Corporation, the management agreement dated October 8, 1997 between Central Park Lodges Ltd. and Versa-Care Limited, the management agreement dated February 18, 1998 between Central Park Lodges Ltd. and Preferred Care Corporation, the management agreement dated April 9, 1998 between Central Park Lodges Ltd. and CPL (Delaware) LLC, the management agreement dated July 7, 1998 between Central Park Lodges Ltd. and Huronia Nursing Home Limited, the management agreement dated July 7, 1998 between Central Park Lodges Ltd. and 1261628 Ontario Limited, the management agreement dated March 31, 1999 between Central Park Lodges Ltd. and CPL Subacute LLC and the management agreement dated June 30, 1999 between Central Park Lodges Ltd. and Preferred Care Corporation, in each case, as amended and as assigned to and assumed by Retirement Residences Operations (REIT) LP or Retirement Residences Inc. by and from Central Park Lodges Ltd.;

"**Material Adverse Effect**" means, with respect to any person, any matter or action that has an effect that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, other than any matter or action relating to: (i) the Canadian economy or securities markets in general, or (ii) the Canadian long term care industry or retirement home industry in general but not specifically relating to such person or its subsidiaries;

"**Material Subsidiaries**" means, with respect to CPL REIT, the subsidiaries of CPL REIT listed in Part 1 of Schedule "C" hereto and any other subsidiaries of CPL REIT identified in the CPL REIT Disclosure Letter, and, with respect to Retirement REIT, the subsidiaries of Retirement REIT listed in Part 2 of Schedule "C" to this agreement and any other subsidiaries of Retirement REIT identified in the Retirement REIT Disclosure Letter;

"**Misrepresentation**" means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"**Non-Assignable Assets**" means any of the CPL REIT Assets:

(a) an assignment or attempted assignment of which would constitute a breach thereof;

(b) an assignment or attempted assignment of which would constitute a breach thereof without the consent of a third party where such consent has not been obtained;

(c) in respect of which the remedies for the enforcement thereof available to CPL REIT would not pass to Retirement REIT; or

(d) an assignment of which would contravene any applicable Law,

any of which may be deemed by Retirement REIT, in its sole discretion, to not constitute Non-Assignable Assets.

"**Non-Assignable Obligations**" means any of the Assumed Liabilities:

(a) an assignment or attempted assignment of which would constitute a breach thereof;

(b) an assignment or attempted assignment of which would constitute a breach thereof without the consent of a third party where such consent has not been obtained; or

(c) an assignment of which would contravene any applicable Law,

any of which may be deemed by Retirement REIT, in its sole discretion, to not constitute Non-Assignable Obligations.

"**Note**" means the promissory note to be issued by a subsidiary of Retirement REIT to CPL REIT in connection with the Ancillary Equipment Purchase, as more fully described in Schedule "B" to this agreement;

"**Offer**" means Retirement REIT's offer to purchase CPL REIT Units made pursuant to Section 2.1;

"**Offer Documents**" has the meaning ascribed thereto in Section 2.9;

"**Offer Payment Units**" means Retirement REIT Units issuable under the Offer in consideration of CPL REIT Units duly deposited thereunder and not withdrawn;

"**Ontario Act**" means the *Securities Act* (Ontario), as amended;

"**Outside Date**" means July 31, 2002;

"**Payment Units**" means, collectively, the Transfer Payment Units and the Offer Payment Units;

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Reimbursement Units**" has the meaning ascribed thereto in Section 2.5;

"**Related Party Rules**" means Ontario Securities Commission Rule 61-501 and Local Policy Statement Q-27 of the Commission de valeurs mobilières du Québec;

"**Remaining Payment Units**" has the meaning ascribed thereto in Section 2.7;

"**Reorganization Transactions**" has the meaning ascribed thereto in Section 2.14;

"**Reporting Provinces**" means all the provinces of Canada and, in the case of CPL REIT, includes all the territories of Canada;

"**Representatives**" has the meaning ascribed thereto in Section 5.4;

"**Required Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without objection being made) of Governmental Entities, regulatory agencies and self-regulatory organizations (including the Exchange), as are necessary for the consummation of the Offer and the Acquisition and Redemption Transaction including:

(a) a ruling under Section 74 of the Ontario Act (and its equivalent under Applicable Canadian Securities Laws of the remaining Reporting Provinces) to permit the issuance of the Transfer Payment Units on a prospectus and registration exempt basis to residents of the Reporting Provinces and to permit such Payment Units to be issued as freely tradable subject to applicable Control Person Restrictions, and under Section 104(2)(a) of the Ontario Act (and its equivalent under Applicable Canadian Securities Laws of the remaining Reporting Provinces) in respect of certain transactions or payments effected or to be effected with trustees, employees or unitholders of CPL REIT;

(b) notices and approvals under the H-S-R Act;

(c) the approval of the Exchange for the issuance (and listing on the Exchange) of the Payment Units;

(d) approval of all health care regulatory authorities with jurisdiction over the business and operations of CPL REIT and/or Retirement REIT; and

(e) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals as may be necessary for the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement to be effected in compliance with applicable Laws;

"**Required Third Party Approvals**" means all third party approvals necessary for the consummation of the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement, other than those approvals which, either individually or in the aggregate, if not obtained would not have, or reasonably be expected to have, a Material Adverse Effect with respect to either CPL REIT or Retirement REIT, which "**Required Third Party Approvals**" may include those approvals set forth in the CPL REIT Disclosure Letter and the Retirement REIT Disclosure Letter.

"**Retained Assets**" means the rights and benefits of the Non-Assignable Assets and any other assets, property or undertaking specifically excluded from the purchase of the CPL REIT Assets as contemplated in Section 2.2;

"**Retirement REIT Assets**" means all the property, assets and undertaking of Retirement REIT of whatsoever nature or kind, present and future, and wheresoever located, including leases, shares or other interests in the capital of Retirement REIT's direct subsidiaries and any rights to purchase assets, properties or other undertakings of third parties under agreement to purchase but have not yet closed, if any, and whether or not reflected on the books of Retirement REIT;

"**Retirement REIT Circular**" has the meaning ascribed thereto in Section 2.11;

"**Retirement REIT Declaration of Trust**" means Retirement REIT's amended and restated declaration of trust dated as of March 31, 2001, as amended;

"**Retirement REIT Disclosure Letter**" means the letter of even date from Retirement REIT delivered to CPL REIT;

"**Retirement REIT Fairness Opinion**" has the meaning ascribed thereto in Section 4.23;

"**Retirement REIT Financial Statements**" has the meaning ascribed thereto in Section 4.7(b);

"**Retirement REIT Options**" means Retirement REIT Unit purchase options granted under Retirement REIT's unit option plan;

"**Retirement REIT Reports**" has the meaning ascribed thereto in Section 4.7(a);

"**Retirement REIT Special Meeting**" has the meaning ascribed thereto in the recitals of this agreement;

"**Retirement REIT Trustees**" means the individuals who are trustees of Retirement REIT;

"**Retirement REIT Unit**" means a trust unit issued by Retirement REIT;

"**Retirement REIT Unitholder Approval**" means approval of the Acquisition and Redemption Transaction at a meeting, convened and held in accordance with the Retirement REIT Declaration of Trust, by the affirmative vote of at least 66⅔% of the Retirement REIT Units represented at such meeting;

"**Retirement REIT Unitholders**" means, at the relevant time, the holders of Retirement REIT Units;

"**Securities Authorities**" has the meaning ascribed thereto in Section 2.9;

"**Securities Laws**" means the Ontario Act, the provincial securities legislation of the other Reporting Provinces, and the rules, regulations and policies published and or promulgated thereunder (including Rule 61-501 of the Ontario Securities Commission and analogous rules and policies of other Securities Authorities);

"**Special Distributions**" has the meaning ascribed thereto in Section 5.2;

"**Subject REIT**" or "**REIT**" means, as the context requires, Retirement REIT or CPL REIT;

"**subsidiary**" means, with respect to any person, a subsidiary (as that term is defined in the Ontario Act (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such person and includes any limited partnership, joint venture, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

"**Superior Proposal**" has the meaning ascribed thereto in Section 5.4(a);

"**Support Agreements**" means those support agreements entered into by Retirement REIT and CPL REIT with members of the Reichmann and Kuhl families, trustees and senior officers of each of Retirement REIT and CPL REIT, and certain of their respective associates, pursuant to which each has agreed to vote in favour of the CPL REIT Approval Resolution and the Retirement REIT Approval Resolution;

"**Tax**" and "**Taxes**" means, with respect to any person, all income taxes (including any tax on or based upon net income, gross income as specially defined, distributable income, profits or selected items of income, distributable income or profits), and all capital taxes, gross receipts taxes, sales taxes, use taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Quebec pension plan premiums, excise taxes, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, registered investment taxes, foreign property taxes, alternative or add-on minimum taxes, goods and services tax, customs, duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

"**Tax Act**" means the *Income Tax Act* (Canada) and the rules, regulations and policies made thereunder, as amended and, where applicable, the *Taxation Act* (Quebec); and any reference to a section of the Tax Act includes (where the *Taxation Act* (Quebec) is applicable) the corresponding provisions of the *Taxation Act* (Quebec);

"**Tax Return**" means all returns, declaration, reports, information returns, tax slips and statements required to be filed with any taxing authority relating to Taxes;

"**Time of Closing**" means 8:00 a.m. (Toronto time) on the Closing Date or such other time as the parties hereto may agree;

"**Transaction Approval Condition**" has the meaning ascribed thereto in Section 7.1;

"**Transfer Agent**" means CIBC Mellon Trust Company, which shall act as depository in respect of both the Offer and the Acquisition and Redemption Transaction;

"**Transfer Payment Units**" has the meaning ascribed thereto in Section 2.5 hereof;

"**Trustees' Circular**" has the meaning ascribed thereto in Section 2.9; and

"**VCL**" has the meaning ascribed thereto in Schedule "B" to this agreement.

Section 1.2 Interpretation Not Affected by Headings.

The division of this agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "article" or "section" followed by a number and/or a letter refer to the specified article or section of this agreement. The terms "this agreement", "hereof", "herein" and "hereunder" and any similar expressions refer to this agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 1.3 Currency.

All sums of money referred to in this agreement are expressed in lawful money of Canada.

Section 1.4 Numbers and Gender.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

Section 1.5 Date For Any Action.

In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6 Entire Agreement.

This agreement (including the schedules to this agreement) constitutes the entire agreement between the parties hereto pertaining to the terms of the agreement and supersede all other prior agreements, understandings, negotiations and discussions, whether verbal or written, between the parties with respect to the terms of the agreement.

Section 1.7 Canadian GAAP.

All references to "Canadian GAAP" means generally accepted accounting principles as set forth in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, or, where such Handbook is silent, as set out in other recognized accounting literature in Canada, including the accounting recommendations of the Canadian Institute of Public and Private Real Estate Companies.

Section 1.8 Schedules.

The following schedules are incorporated in and form an integral part of this agreement:

Schedule A	Terms of the Offer
Schedule B	Reorganization Transactions
Schedule C	Material Subsidiaries

ARTICLE II

THE OFFER AND THE ACQUISITION AND REDEMPTION TRANSACTION

Section 2.1 Offer.

Retirement REIT agrees to make an offer (the "**Offer**") on the terms in Schedule "A" forming part of this agreement, to all CPL REIT Unitholders for not more than 14,000,000 (approximately 57%) of the issued and outstanding CPL REIT Units, including any units which may become outstanding pursuant to the exercise of currently outstanding options or convertible securities, which Offer shall (i) subject to Section 2.1(iii), not expire prior to the obtaining of the CPL REIT Unitholder Approval and Retirement REIT Unitholder Approval, (ii) be mailed so as to permit the take-up of CPL REIT Units duly tendered thereunder and not withdrawn (assuming satisfaction or waiver of all conditions thereto) not later than immediately prior to the completion of the Acquisition and Redemption Transaction on the Closing Date, and (iii) expire not later than the earlier of the Closing Date and the Outside Date.

Section 2.2 Purchase of CPL REIT Assets.

Upon and subject to the terms and conditions set forth in this agreement, at the Time of Closing:

(a) CPL REIT shall sell, transfer, convey, assign and deliver to Retirement REIT, and Retirement REIT shall purchase and accept from CPL REIT, all the CPL REIT Assets, as the same shall exist at the Time of Closing; and

(b) Retirement REIT shall assume and become liable to pay, satisfy, discharge, observe, perform and fulfil the Assumed Liabilities in accordance with their terms.

In accordance with, and in connection with, the assumption of liabilities described in subparagraph (b) above, Retirement REIT shall:

(x) reimburse CPL REIT for that portion of expenses incurred by CPL REIT in the course of a borrowing (or an assumption of debt) that is included in the Assumed Liabilities, which has not been deducted by CPL REIT in computing its income for purposes of the Tax Act for any taxation year ending on or prior to the Closing Date and for which CPL REIT requests reimbursement (such portion being referred to herein as the "**Reimbursed Issue Expenses**"), by issuing the Reimbursement Units to CPL REIT.

(y) indemnify and save harmless all of the trustees, officers, directors, employees and agents of CPL REIT and its subsidiaries (collectively, the "**Indemnified Persons**") from any and all costs, damages or expenses that may be paid or incurred following any claim, suit or action taken by any other party because of the failure of CPL REIT to discharge and perform any or all of the obligations, covenants, agreements and obligations forming part of the Assumed Liabilities; and

(z) if any suit or action is commenced against any of the Indemnified Persons in connection with any of the Assumed Liabilities in respect of any covenant, condition, agreement or obligation assumed as contemplated herein, assume the conduct of such case and provide to the Indemnified Person such further indemnification from all costs, damages or expenses as they may reasonably require.

Neither this agreement nor any other contract or document contemplated by this agreement will constitute an assignment or attempted assignment of any Non-Assignable Obligations, Non-Assignable Assets or any other liability or obligation not forming part of the Assumed Liabilities. Each of CPL REIT and Retirement REIT shall use reasonable efforts to obtain prior to the Time of Closing all consents required for the assignment of the Non-Assignable Obligations and Non-Assignable Assets.

To the extent permitted by applicable Laws, if any of the Non-Assignable Obligations or Non-Assignable Assets are not assignable by the terms thereof or where consents to the assignment thereof have not been obtained prior to the Time of Closing, such Non-Assignable Obligations and Non-Assignable Assets shall be held by CPL REIT in trust for Retirement REIT and the covenants and obligations thereunder shall be performed by Retirement REIT or any of its subsidiaries in the name of CPL REIT and all benefits and obligations existing thereunder shall be for the account of Retirement REIT. CPL REIT shall take or cause to be taken such action in its name or otherwise as Retirement REIT may reasonably require so as to provide

Retirement REIT with the benefits thereof and to effect collection of money to become due and payable under such Non-Assignable Obligations and Non-Assignable Assets and CPL REIT shall promptly pay over to Retirement REIT all money received by it in respect of all such Non-Assignable Obligations and Non-Assignable Assets.

Section 2.3 Employees.

All employees of Retirement REIT or any of its subsidiaries, who currently work at CPL REIT's administrative office in Cambridge, Ontario or regional offices (collectively, the "**Assumed Employees**") will be employed immediately following the completion of the Acquisition and Redemption Transaction by Central Care Corporation. Retirement REIT and CPL REIT agree to, and to cause their respective subsidiaries to, continue the employment of all applicable Assumed Employees on the same terms and conditions on which they are currently employed.

Section 2.4 Benefit Plans.

All Assumed Employees shall be participants in the plans currently maintained by Central Care Corporation and, subject to the qualification criteria thereunder, shall immediately receive the benefits provided for therein.

Section 2.5 Consideration.

In consideration of the sale and transfer of the CPL REIT Assets as provided in Section 2.2 hereof, at the Time of Closing, Retirement REIT shall execute and deliver an assumption agreement (the "**Assumption Agreement**") in form and substance satisfactory to CPL REIT and Retirement REIT, each acting reasonably, providing for the assumption by Retirement REIT of the Assumed Liabilities, and shall issue to CPL REIT, subject to adjustment pursuant to Section 2.8 hereof, an aggregate number of Retirement REIT Units equal in number to the difference between (i) the product of the number of CPL REIT Units outstanding as of the opening of business on the Closing Date (other than Excluded CPL REIT Units), multiplied by the Exchange Ratio (such Retirement REIT Units being referred to herein as the "**Transfer Payment Units**") and (ii) the Reimbursed Issue Expenses divided by the amount determined by the Chief Financial Officer of Retirement REIT, in a reasonable exercise of his discretion, to be the fair market value of a Retirement REIT Unit at the commencement of the Closing Date (such Retirement REIT Units being referred to herein as the "**Reimbursement Units**" and the Retirement REIT Units equal in number to the difference between the Transfer Payment Units and the Reimbursement Units being referred to herein as the "**Asset Payment Units**"). It is agreed that the amount of Assumed Liabilities allocated as consideration to any CPL REIT Asset shall not exceed the cost amount, for purposes of the Tax Act, of that CPL REIT Asset.

Section 2.6 Disposition of CPL REIT Units.

Forthwith and in any event within 60 days of completion of the transactions contemplated by Section 2.2 and Section 2.5 and expiry of the Offer, the CPL REIT Trustees shall cause all of the outstanding CPL REIT Units, except for the Excluded CPL REIT Units, to be transferred to CPL REIT (and thereupon cancelled) in exchange for the distribution, on a *pro rata* basis, but having regard to Section 2.7, to all CPL REIT Unitholders of all of the Transfer Payment Units.

Section 2.7 Fractional Transfer Payment Units.

In order to distribute fractional Transfer Payment Units pursuant to Section 2.6 hereof, CPL REIT will distribute, and CPL REIT Unitholders shall be deemed to have directed CPL REIT to distribute, to the Transfer Agent, as agent for the CPL REIT Unitholders, such number of Transfer Payment Units (the "**Remaining Payment Units**") as represents the sum of the fractional Payment Units to which the CPL REIT Unitholders are entitled rounded up to the next whole number of Transfer Payment Units and the Transfer Agent, as agent for the CPL REIT Unitholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining Payment Units through the Exchange and pay the proceeds of such sales (without deducting commissions or other transaction costs) to those CPL REIT Unitholders who are entitled to receive a fractional Transfer Payment Unit based on their respective entitlements to Remaining Payment Units.

Section 2.8 Rollover Election.

Within the prescribed time period (or such later period as is permitted by the Canada Customs and Revenue Agency) and in the prescribed form provided for in subsection 132.2(2) of the Tax Act, Retirement REIT and CPL REIT shall jointly elect to have section 132.2 of the Tax Act apply with respect to the Acquisition and Redemption Transaction. Retirement REIT and CPL REIT shall jointly determine the elected amounts for the CPL REIT Assets, shall file an election under subsection 20(24) of the Tax Act in respect of prepaid revenues received by CPL REIT and shall file all other elections (or make such other filings) that are necessary or desirable to minimize Taxes becoming payable by CPL REIT or Retirement REIT or subsidiaries of either of them or unitholders as a result of the transactions comprising the Acquisition and Redemption Transaction and its related transactions.

Section 2.9 Offer Documentation.

Retirement REIT shall prepare the Offer, an offering circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery (together, the "**Offer Documents**") with respect to the Offer in both English and French in compliance with Applicable Canadian Securities Laws. CPL REIT and its advisors shall be given an opportunity to review the Offer Documents prior to their being mailed to CPL REIT Unitholders and filed with applicable securities regulatory authorities (the "**Securities Authorities**"). Retirement REIT shall file the Offer Documents on a timely basis with the Securities Authorities. The Offer Documents, when filed with such Securities Authorities and mailed to holders of CPL REIT Units, shall contain all information which is required to be included therein in accordance with all applicable Laws and shall in all other material respects comply with the requirements of all applicable Laws. The terms of the Offer shall comply with the terms of this agreement. In making the Offer, Retirement REIT shall comply in all material respects with the provisions of all applicable Law including Applicable Canadian Securities Laws.

CPL REIT shall prepare a trustees' circular (the "**Trustees' Circular**") with respect to the Offer in both English and French in compliance with Applicable Canadian Securities Laws, and shall give Retirement REIT and its advisors an opportunity to review such Trustees' Circular prior to its being mailed to CPL REIT Unitholders and filed with the Securities Authorities. The Trustees' Circular, when filed with the Securities Authorities and mailed to CPL REIT Unitholders, shall contain all information which is required to be included therein in accordance with all applicable Laws, and shall in all other material respects comply with the requirements of applicable Laws. The Trustees' Circular shall contain the determination of the Board of Trustees of CPL REIT that, based on, among other things, a fairness opinion of financial advisors to CPL REIT, which CPL REIT has received on or prior to the date of this agreement: (i) the Offer and Acquisition and Redemption Transaction are in the best interests of the CPL REIT Unitholders; and (ii) the CPL REIT Board of Trustees has determined to recommend that CPL REIT Unitholders accept the Offer and approve the Acquisition and Redemption Transaction.

Section 2.10 Acquisition and Redemption Documentation and CPL REIT Special Meeting.

CPL REIT shall duly convene and hold, in accordance with the requirements of all applicable Laws and in accordance with the CPL REIT Declaration of Trust, a special meeting of CPL REIT Unitholders (such meeting defined herein as the "**CPL REIT Special Meeting**") to consider and, if thought fit, to approve the Acquisition and Redemption Transaction. The meeting shall be held on a date mutually agreed upon by the parties, but in any event not later than July 31, 2002. CPL REIT shall prepare, for delivery to CPL REIT Unitholders in connection with the CPL REIT Special Meeting, a management information circular (the "**CPL REIT Circular**") in both English and French in compliance with Applicable Canadian Securities Laws and in compliance with the CPL REIT Declaration of Trust. Retirement REIT and its advisors shall be given an opportunity to review the CPL REIT Circular prior to its being mailed to CPL REIT Unitholders and filed with the Securities Authorities. CPL REIT shall file the CPL REIT Circular on a timely basis with such Securities Authorities. Such CPL REIT Circular, when filed with the Securities Authorities and mailed to CPL REIT Unitholders, shall contain all information which is required to be included therein in accordance with all applicable Laws, and shall in all other material respects comply with the requirements of applicable Laws. In convening the CPL REIT Special Meeting, CPL REIT shall comply in all material respects with the provisions of applicable Laws. CPL REIT agrees to cooperate with Retirement REIT and use commercially reasonable efforts to mail the Offer Documents, the Trustees' Circular and the CPL REIT Circular concurrently and together with the Retirement REIT Circular.

Section 2.11 Retirement REIT Special Meeting.

Retirement REIT shall duly convene and hold, in accordance with the requirements of all applicable Laws and in accordance with the Retirement REIT Declaration of Trust, a special meeting of Retirement REIT Unitholders (such meeting defined herein as the "**Retirement REIT Special Meeting**") to consider and, if thought fit, to approve the Offer and the Acquisition and Redemption Transaction. The meeting shall be held on a date mutually agreed upon by the parties, but in any event not later than July 31, 2002. Retirement REIT shall prepare, for delivery to Retirement REIT Unitholders in connection with Retirement REIT Special Meeting, a management information circular (the "**Retirement REIT Circular**") in both English and French in compliance with Applicable Canadian Securities Laws and in compliance with Retirement REIT Declaration of Trust. CPL REIT and its advisors shall be given an opportunity to review the Retirement REIT Circular prior to it being mailed to Retirement REIT Unitholders and filed with the Securities Authorities. Retirement REIT shall file the Retirement REIT Circular on a timely basis with such Securities Authorities. Such Retirement REIT Circular, when filed with the Securities Authorities and mailed to Retirement REIT Unitholders, shall contain all information which is required to be included therein in accordance with any applicable Laws, and shall in all other material respects comply with the requirements of applicable Laws. Retirement REIT agrees to cooperate with CPL REIT and use commercially reasonable efforts to mail the Retirement REIT Circular concurrently and together with the Offer Documents, the Trustees' Circular and the CPL REIT Circular.

Section 2.12 Circular Contents.

It is acknowledged and agreed that the Offer Documents, the Trustees' Circular, the CPL REIT Circular and the Retirement REIT Circular shall be required to include a valuation of the CPL REIT Units, the CPL REIT Assets, the Retirement REIT Units and the Retirement REIT Assets prepared by an independent valuator, and certain *pro forma* financial information as contemplated by and in accordance with applicable Laws (including the Related Party Rules). The parties further acknowledge and agree that (i) an independent valuation that meets the disclosure requirements under applicable Laws has been prepared by KPMG Corporate Finance Inc., at the joint expense of Retirement REIT and CPL REIT, and (ii) *pro forma* financial information that meets the disclosure requirements under applicable Laws has been prepared by management of CPL REIT and Retirement REIT and has been reviewed by Deloitte & Touche LLP, at the joint expense of Retirement REIT and CPL REIT. Each of the parties consents to the inclusion of such valuation and *pro forma* financial information in the other parties' documentation as required and such documentation is to be prepared and circulated to Unitholders as contemplated hereby in connection with the transactions provided for herein.

Section 2.13 Fairness Opinions.

The parties agree that the CPL REIT Fairness Opinion shall be included in the CPL REIT Circular and the Trustees' Circular, and the Retirement REIT Fairness Opinion shall be included in the Retirement REIT Circular.

Section 2.14 Reorganization Transactions.

Prior to the time of the transfer, conveyance or assignment of any CPL REIT Assets pursuant to section 2.2 of this agreement, the parties shall complete and cause their subsidiaries to complete the Amalgamation, the Ancillary Property Purchase, the Ancillary Equipment Purchase and the other transactions described in Schedule "B" to this agreement (all such transactions being referred to herein as the "**Reorganization Transactions**").

Section 2.15 Sequence of Offer, Acquisition and Redemption and Related Transactions.

The parties acknowledge and agree that the Offer and the Acquisition and Redemption Transaction shall be structured so that the following occur in the following sequence:

(a) CPL REIT Unitholder Approval and Retirement REIT Unitholder Approval;

(b) payments of Special Distributions, if any;

(c) expiry of Offer/take-up of deposited CPL REIT Units under Offer and issuance of the Offer Payment Units;

(d) forthwith following (c), acquisition of CPL REIT Assets, assumption of Assumed Liabilities and issuance of Asset Payment Units;

(e) issuance of Reimbursement Units; and

(f) acquisition and cancellation of CPL REIT Units as described in Section 2.6.

The Advisory Agreement shall be terminated concurrently with the completion of the Offer and the Acquisition and Redemption Transaction, such that no fee shall be payable thereunder in connection with the Offer or the Acquisition and Redemption Transaction. Prior to the completion of the Acquisition and Redemption Transaction, the Management Agreements shall be amended to change, among other things, the management fees payable thereunder to a cost-plus-15% basis.

Section 2.16 CPL REIT Distribution.

At the CPL REIT Special Meeting, CPL REIT shall seek the approval of CPL REIT Unitholders as part of their consideration of the Acquisition and Redemption Transaction, of an amendment to the CPL REIT Declaration of Trust to provide for the distribution of the Transfer Payment Units, following the issuance thereof by Retirement REIT to CPL REIT, on the basis that for each CPL REIT Unit held (other than the Excluded CPL REIT Units and the CPL REIT Units acquired under the Offer) the holder will receive Retirement REIT Units based upon the Exchange Ratio.

Section 2.17 Options.

The parties acknowledge and agree that:

(a) pursuant to the terms of the CPL REIT Unit Option Plan, all unexercised CPL REIT Options outstanding as at the Time of Closing and that are held by trustees of CPL REIT, who are not officers thereof or officers, directors or employees of subsidiaries of CPL REIT, will thereafter entitle each such holder (when vested in accordance with the vesting provisions thereof), upon payment of the aggregate consideration payable on the exercise of such holder's unexercised CPL REIT Options, to receive the aggregate number of Retirement REIT Units that the holder would have been entitled to receive as a result of the Acquisition and Redemption Transaction if at the Time of Closing the holder had been the registered holder of the number of CPL REIT Units such holder would have been entitled to upon such exercise; and

(b) all other unexercised CPL REIT Options outstanding as at the Time of Closing will be treated and accepted as exchanged for Retirement REIT Options on equivalent terms such that (when vested in accordance with the vesting provisions thereof), upon payment of the aggregate consideration payable on the exercise of such holder's unexercised CPL REIT Options, the holder shall be entitled to receive the aggregate number of Retirement REIT Units that the holder would have been entitled to receive as a result of the Acquisition and Redemption Transaction if at the Time of Closing the holder had been the registered holder of the number of CPL REIT Units such holder would have been entitled to upon exercise of the CPL REIT Options so exchanged, and Retirement REIT, upon request of any such holder, shall deliver evidence of the Retirement REIT Options to which such holder is entitled pursuant to the terms of this subsection 2.17(b).

Section 2.18 Debentures.

Retirement REIT agrees to execute and deliver supplemental indentures in respect of the indentures governing each of the outstanding classes of CPL REIT Convertible Debentures at or before the Time of Closing such that, with effect as at the Time of Closing, Retirement REIT shall assume CPL REIT's obligations pursuant to the CPL REIT Convertible Debentures, it being acknowledged and agreed that pursuant to the terms of such indentures the conversion price in respect of the two classes of CPL REIT Debentures shall each be adjusted with effect as at the Time of Closing such that each Convertible Debenture shall be exercisable for the number of Retirement REIT Units that the holder would have been entitled to receive as a result of the Acquisition and Redemption Transaction and related transactions reflecting the Exchange Ratio as if it had been the holder of the number of CPL REIT Units into which each Convertible Debenture was convertible prior to the completion of such transactions.

Section 2.19 Board Composition.

Retirement REIT agrees to use its best efforts such that, effective as at the Time of Closing, its board of trustees shall be varied to be comprised of nine trustees, including at least five Independent Trustees (as defined in the Retirement REIT Declaration of Trust) selected from among the Independent Trustees presently serving on the Board of Trustees of each of Retirement REIT and CPL REIT.

Section 2.20 Competition Approval.

The parties acknowledge and agree that the Commissioner of Competition has issued an advance ruling certificate in respect of the purchase of the CPL REIT Units and the completion of the Acquisition and Redemption Transaction pursuant to Section 102 of the Competition Act.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CPL REIT

CPL REIT hereby represents and warrants to Retirement REIT (and acknowledges that Retirement REIT is relying upon such representations and warranties in connection with its entering into of this agreement and the performance by it of its obligations hereunder) that, except as disclosed in the CPL REIT Disclosure Letter:

Section 3.1 Authority and Non-Conflict.

The execution and delivery of this agreement, and the fulfilment of the terms hereof by CPL REIT do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach by CPL REIT of:

(a) any Law applicable to CPL REIT or to any of its Material Subsidiaries or to their respective property or assets, including Applicable Canadian Securities Laws and the by-laws, rules and regulations of the Exchange, in all material respects;

(b) the CPL REIT Declaration of Trust, any CPL REIT trustees' regulations or any resolutions of the CPL REIT Trustees or Unitholders which are in effect as of the date hereof;

(c) in any material respect, any indenture, agreement or other instrument to which CPL REIT or any of its Material Subsidiaries is a party or by which any of them is bound; or

(d) any judgment, decree or order binding upon CPL REIT or any of its Material Subsidiaries or the property or assets of CPL REIT or any of its Material Subsidiaries, except where such conflict or breach would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to CPL REIT.

Section 3.2 Approval.

CPL REIT hereby confirms that its Board of Trustees, after consultation with its advisors, and consistent with the recommendations made by a committee of independent CPL REIT Trustees, by a resolution of such Board of Trustees, has unanimously:

(a) determined that the terms of the Offer and the Acquisition and Redemption Transaction are in the best interests of CPL REIT Unitholders;

(b) approved this agreement and the transactions contemplated hereby; and

(c) resolved to recommend that CPL REIT Unitholders vote in favour of the Acquisition and Redemption Transaction unless a Superior Proposal (as hereinafter defined) has been made at the time that such recommendation is to be made.

Section 3.3 Organization.

CPL REIT is duly organized and validly existing under the Laws of the Province of Ontario and has all necessary power, authority, capacity and right to enter into this agreement and complete the transactions contemplated hereby.

Section 3.4 Enforceability.

Upon the due execution and delivery of this agreement, and subject to receipt of approval of the CPL REIT Unitholders at the CPL REIT Special Meeting, this agreement shall be a legally valid and binding agreement (assuming the due execution and delivery hereof by Retirement REIT) enforceable by Retirement REIT against CPL REIT in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and the availability of equitable remedies. Each of the material contracts to which CPL REIT is a party is in good standing and is a legally valid and binding agreement enforceable against CPL REIT in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and the availability of equitable remedies.

Section 3.5 Contracts and Conflicting Provisions.

CPL REIT's material contracts are valid and binding obligations of CPL REIT and, to the knowledge of CPL REIT's Designated Officers, of each other party thereto, except for such contracts, which, if not so valid and binding, would not have a Material Adverse Effect on CPL REIT. Except as disclosed in the CPL REIT Disclosure Letter, neither CPL REIT nor, to the knowledge of CPL REIT's Designated Officers, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which, with the passage of time or giving of notice (or both), would constitute a default under any such contract, except such violations or defaults, which would not have a Material Adverse Effect on CPL REIT. CPL REIT is not, and at the Closing Date will not be, a party to, bound or affected by or subject to, any agreement, charter or by-law provision (including the CPL REIT Declaration of Trust), statute, regulation, judgment, order, decree or Law which would be violated, contravened, breached, in any material respect, by or under which default, in any material respect, would occur as a result of, the execution and delivery or performance of this agreement which default, violation, contravention or breach would materially impair or would prevent it from consummating the transactions contemplated hereby. Provided all Required Regulatory Approvals and Required Third Party Approvals have been obtained on or prior to the Time of Closing, completion of the Offer and the Acquisition and Redemption Transaction will not result in or give rise to any right of termination or acceleration of existing indebtedness, except where such termination or acceleration would not have a Material Adverse Effect on CPL REIT.

Section 3.6 Consents.

Other than the consent of the CPL REIT Unitholders at the CPL REIT Special Meeting, no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing (other than pursuant to Applicable Canadian Securities Laws) with, or notification to any Governmental Entity is required to be made or obtained by CPL REIT in connection with the execution and delivery by CPL REIT of this agreement or the consummation by CPL REIT of any of the transactions provided for herein, except for or in connection with the Required Regulatory Approvals and Required Third Party Approvals and except for any consent, waiver, approval, authorization, exemption, registration, license, declaration, filing or notification of which the failure to have, make or receive, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect on CPL REIT.

Section 3.7 Public Disclosure.

(a) CPL REIT has complied in all material respects with its obligations to file all forms, reports, statements, schedules and documents required to be filed with the Securities Authorities (collectively, the "**CPL REIT Reports**"), each of which CPL REIT Reports complied in all material respects with the applicable requirements of the Securities Laws as in effect on the date so filed. None of such reports (including any financial statements, schedules, documents or exhibits included in or incorporated by reference therein) or any other document when filed pursuant to the Securities Laws contain any Misrepresentation.

(b) The most recent financial statements of CPL REIT (including any related notes thereto) as at and for the periods ended September 30, 2001 (the "**CPL REIT Financial Statements**") which have been filed with the Securities Authorities have been prepared in accordance with Canadian GAAP, applied on a consistent basis throughout the periods involved and fairly present the consolidated financial position of CPL REIT and its subsidiaries at the dates thereof and the consolidated results of its operations and changes in cash flow for the periods indicated.

(c) Except and as to the extent set forth on or contemplated by the consolidated balance sheet of CPL REIT and its subsidiaries as at September 30, 2001, including the notes to the financial statements of CPL REIT for the period then ended, neither CPL REIT nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with Canadian GAAP, except for liabilities or obligations incurred in the ordinary course of business since September 30, 2001 which could not, individually or in the aggregate, constitute a Material Adverse Effect with respect to CPL REIT (on a consolidated basis).

Section 3.8 Absence of Changes.

Since September 30, 2001, except as set forth in the CPL REIT Reports or any news release generally circulated, there has not been:

(a) any material adverse change in the financial condition, operations or prospects of CPL REIT; or

(b) any damage, destruction, loss, labour trouble or other event, development or condition of any character (whether or not covered by insurance) which had a Material Adverse Effect on CPL REIT (on a consolidated basis).

Section 3.9 Business Activities.

The CPL REIT Trustees have all requisite power and authority under the CPL REIT Declaration of Trust to carry on the activities of CPL REIT and the directors and officers of CPL REIT's Material Subsidiaries have all requisite power and authority to carry on the activities of such subsidiaries, in each case as now conducted, to enable CPL REIT and its Subsidiaries to own, lease and operate their respective properties and assets and to carry out the provisions of this agreement and CPL REIT is in compliance with the investment guidelines and operating policies contained in the CPL REIT Declaration of Trust. There is no agreement, judgment, injunction, order or decree binding upon CPL REIT or any of its Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any activity of CPL REIT or any of its Material Subsidiaries, any acquisition of property by any such entity or the conduct of business by any such entity as currently conducted, other than such agreements, judgments, injunctions, orders or decrees that, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to CPL REIT.

Section 3.10 Subsidiaries.

Each of CPL REIT's Material Subsidiaries has been duly incorporated, amalgamated, organized or formed and has been organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and each has all requisite power and authority to carry on its activities as now conducted and as currently proposed to be conducted and to own and lease its properties and assets.

Section 3.11 Licenses, Permits, etc.

To the knowledge of CPL REIT's Designated Officers, each of CPL REIT and its Material Subsidiaries has conducted and is conducting the activities of CPL REIT and those subsidiaries in compliance in all respects with all applicable Laws of each jurisdiction in which its activities are carried on except to the extent such non-compliance would not, or could not reasonably be expected to, have a Material Adverse Effect on CPL REIT, and CPL REIT and each of its Material Subsidiaries is duly licensed, registered or qualified in all jurisdictions in which it owns, licenses or operates its property or carries on activities to the extent required to enable the activities of CPL REIT and its Material Subsidiaries to be carried on as now conducted or as proposed to be conducted on the property and assets of CPL REIT and its Material Subsidiaries to be owned, leased and operated, except to the extent that the lack of such license, registration or qualification would not, or could not reasonably be expected to, have a Material Adverse Effect on CPL REIT, and all such licenses, registrations and qualifications are valid and subsisting in good standing.

Section 3.12 Authorized and Outstanding Capital.

The authorized capital of CPL REIT consists of an unlimited number of CPL REIT Units, of which, as at the date hereof, 24,634,862 CPL REIT Units are issued and outstanding as non-assessable and, except for 1,080,733 CPL REIT Units issuable upon the exercise of presently outstanding CPL REIT Options and CPL REIT Units issuable upon the exercise of the CPL REIT Convertible Debentures, no person or company now has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance or any unissued CPL REIT Units or other securities of CPL REIT.

Section 3.13 Tax Matters.

(a) Each of CPL REIT and its Material Subsidiaries has filed, or caused to be filed, all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects at the time of filing) and has paid, or caused to be paid, all material amounts of Taxes shown to be due and payable thereon, and the most recently published financial statements for each of such entities contains an adequate provision in accordance with Canadian GAAP for all material amounts of Taxes payable by the entity in respect of each period covered by such financial statements and all periods prior to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns, and each of those entities has made adequate provision in accordance with Canadian GAAP, in its books and records for any material amounts of Taxes accruing in respect of any accounting period which is ended subsequent to the period covered by such financial statements.

(b) Neither CPL REIT nor any of its Material Subsidiaries has received any written or other notification that any issues involving a material amount of Taxes (or material adjustment to the computation of taxable income) have been raised (and are currently pending) by the CCRA or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns referred to above or amounts allocated or payable to CPL REIT Unitholders, and no waivers of statutes of limitations have been given or requested with respect to any such entity. All liabilities of such entities (other than CPL REIT Unitholders) for income taxes have been assessed for all fiscal periods up to and including the fiscal year ended December 31, 2000 and, to the knowledge of CPL REIT's Designated Officers, there are no proposed (but unassessed) additional Taxes involving a material amount of Taxes and none has been asserted. No Tax liens have been filed for material amounts of Taxes other than for Taxes not yet due and payable, and neither it nor any of its Material Subsidiaries is a party to any Tax sharing or other similar agreement or arrangement of any nature with any other person pursuant to which it or any of them has or could have any material liabilities in respect of Taxes.

(c) CPL REIT has been and is qualified as a mutual fund trust and a registered investment under the Tax Act, and the CPL REIT Units are not and have not been foreign property, for any periods that CPL REIT held out to any person in any manner that it had so qualified or that units of CPL REIT were not foreign property, as applicable.

(d) CPL REIT has made all withholdings, collections and remittances of Taxes in respect of any payments or other amounts required to be made by it in accordance with applicable Laws.

(e) For purposes of this Section 3.13, the term "**material amount of Taxes**" shall mean an amount of taxes in excess of $200,000, and "**material adjustment**" shall mean an adjustment resulting in an aggregate change in income (or change in loss) of over $500,000.

Section 3.14 Absence of Litigation.

There is no action, proceeding or investigation (whether or not purportedly on behalf of CPL REIT or any of its Material Subsidiaries) pending or, to the knowledge of CPL REIT's Designated Officers, threatened against or affecting CPL REIT or any of its Material Subsidiaries or any of its properties, at Law or in equity or before any Governmental Entity which could in any way adversely affect CPL REIT or its Material Subsidiaries or any of its properties or the condition of CPL REIT or any of its Material Subsidiaries or any of its properties or which questions any actions taken or to be taken by CPL REIT pursuant to or in connection with this agreement, except for any action, proceeding or investigation that would not have a Material Adverse Effect on CPL REIT.

Section 3.15 Environmental Claims.

(a) The business of CPL REIT is being carried on in compliance with all Environmental Laws in all material respects.

(b) CPL REIT has filed all reports and other information and obtained all permits, program approvals and other approvals to enable its business as now conducted to be carried on in compliance with Environmental Laws, and all such reports, information, permits and other approvals are valid and in good standing, and there has been no violation of any such permits, program approvals and other approvals and no proceeding is pending, or to the knowledge of CPL REIT's Designated Officers, threatened, to revoke or limit any such permits, program approvals or other approvals.

(c) No control orders, stop orders or other orders or directives have been issued to CPL REIT in respect of its business or real property or, to the knowledge of CPL REIT's Designated Officers, to any other person in respect of same, and to the knowledge of CPL REIT's Designated Officers, no fact or circumstances exist which would give rise to any such order or directive being issued.

(d) During the occupation of its existing premises, and to the knowledge of CPL REIT's Designated Officers, at all other times, there has not been a release of Hazardous Substance on any of such premises in violation of Environmental Laws.

(e) CPL REIT has stored, treated and disposed of all Hazardous Substances used or generated and/or otherwise relating to its business in accordance with the Environmental Laws.

(f) CPL REIT has not received any written or oral notice of any alleged violation of Environmental Laws or other damage to the environment emanating from or occurring on its properties which it owns or occupies and, to the knowledge of CPL REIT's Designated Officers, no fact or circumstances exist which would give rise to such a claim.

Section 3.16 Fees.

There is no person or company acting or purporting to act for CPL REIT entitled to any brokerage or finder's fee in connection with this agreement.

Section 3.17 Exchange Listing.

The currently issued and outstanding CPL REIT Units are listed and posted for trading on the Exchange.

Section 3.18 Change of Control Provisions.

Provided all Required Regulatory Approvals and Required Third Party Approvals have been obtained on or prior to the Time of Closing, the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement will not create any liability on the part of CPL REIT or any of its Material Subsidiaries nor result in a breach of contract pursuant to which any of them is a party, under any change of control provision or restriction, which would, or could reasonably be expected to, have a Material Adverse Effect on CPL REIT.

Section 3.19 Employment Matters.

(a) The business of CPL REIT has been and is being operated in all material respects in compliance with all Laws relating to employees, including employment standards, occupational health and safety, pay equity and employment equity.

(b) Neither CPL REIT nor any of its Material Subsidiaries is party to any agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any trustee, director or senior officer of CPL REIT or its Material Subsidiaries other than (i) agreements entered into in the ordinary course of business on normal market terms, and (ii) any common law obligations of reasonable notice of termination are paid in lieu thereof and statutory obligations.

(c) Neither CPL REIT nor any of its subsidiaries is subject to any litigation, actual or, to the knowledge of CPL REIT's Designated Officers, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims where such litigation as would, take individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to CPL REIT.

Section 3.20 Insurance.

Each of CPL REIT and its Material Subsidiaries maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in similar businesses.

Section 3.21 Material Facts.

CPL REIT has attempted in good faith to deliver all documents under its control and the control of its Material Subsidiaries and its advisors that have been requested by Retirement REIT or its advisors, and has not withheld any material fact in responding to the inquiries made to it by Retirement REIT or its advisors in connection with the transactions contemplated hereby.

Section 3.22 Title to Assets.

CPL REIT and its Material Subsidiaries have good and sufficient title to the material assets used in the context of their business including good and sufficient beneficial title to the real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from land owners or authorities permitting the use of land by those entities, necessary to permit the operation of its businesses as presently owned and conducted except for such failure of title that, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect on CPL REIT.

Section 3.23 Indebtedness.

Except as disclosed in CPL REIT Reports, CPL REIT is not in default of any material obligation pertaining to indebtedness for borrowed money and there exists no state of facts which, after notice or the passage of time or both, would constitute such a default. Provided that all Required Regulatory Approvals and Required Third Party Approvals have been obtained on or prior to the Time of Closing, the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement will not give rise to any right of termination or acceleration of existing indebtedness, except where such termination or acceleration would not have a Material Adverse Effect on CPL REIT.

Section 3.24 Prior Valuations.

Except as disclosed in the Offer Documents, the Trustees' Circular, the CPL REIT Circular or the Retirement REIT Circular, to the best of the knowledge of the Designated Officers of CPL REIT, no prior valuations (as such term is defined in the Related Party Rules) in respect of CPL REIT that relates to the subject matter of or is otherwise relevant to the Offer and the Acquisition and Redemption Transaction has been made in the 24 months prior to the date of this agreement.

Section 3.25 Fairness Opinion.

CPL REIT confirms that its board of trustees has received from Scotia Capital Inc., financial advisor to the independent committee of such board of trustees, to the effect that the consideration payable pursuant to the Offer and the Acquisition and Redemption Transaction is fair, from a financial point of view, to the holders of CPL REIT Units other than the Related Parties (as such term is defined in the Related Party Rules) (such fairness opinion being referred to herein as the "**CPL REIT Fairness Opinion**").

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF RETIREMENT REIT

Retirement REIT hereby represents and warrants to CPL REIT (and acknowledges that CPL REIT is relying upon such representations and warranties in connection with its entering into of this agreement and the performance by it of its obligations hereunder) that, except as disclosed in the Retirement REIT Disclosure Letter:

Section 4.1 Authority and Non-Conflict.

The execution and delivery of this agreement, and the fulfilment of the terms hereof by Retirement REIT do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach by Retirement REIT of:

(a) any Law applicable to Retirement REIT or to any of its Material Subsidiaries or to their respective property or assets, including Applicable Canadian Securities Laws and the by-laws, rules and regulations of the Exchange, in all material respects;

(b) the Retirement REIT Declaration of Trust, any Retirement REIT trustees' regulations or any resolutions of Retirement REIT Trustees or Unitholders which are in effect as of the date hereof;

(c) in any material respect, any indenture, agreement or other instrument to which Retirement REIT or any of its Material Subsidiaries is a party or by which any of them is bound; or

(d) any judgment, decree or order binding upon Retirement REIT or any of its Material Subsidiaries or the property or assets of Retirement REIT or any of its Material Subsidiaries, except where such conflict or breach would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to Retirement REIT.

Section 4.2 Approval.

Retirement REIT hereby confirms that its Board of Trustees, after consultation with its advisors, and consistent with the recommendations made by a committee of independent Retirement REIT Trustees, by a resolution of such Board of Trustees, has unanimously:

(a) determined that the terms of the Offer and the Acquisition and Redemption Transaction are in the best interests of Retirement REIT;

(b) approved this agreement and the transactions contemplated hereby; and

(c) resolved to recommend that Retirement REIT hold a meeting of its Unitholders and that Retirement REIT Unitholders vote in favour of the Acquisition and Redemption Transaction.

Section 4.3 Organization.

Retirement REIT is duly organized and validly existing under the Laws of the Province of Ontario and has all necessary power, authority, capacity and right to enter into this agreement and complete the transactions contemplated hereby.

Section 4.4 Enforceability.

Upon the due execution and delivery of this agreement, and subject to receipt of approval of Retirement REIT Unitholders at the Retirement REIT Special Meeting, this agreement shall be a legally valid and binding agreement (assuming the due execution and delivery hereof by CPL REIT) enforceable by CPL REIT against Retirement REIT in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and the availability of equitable remedies. Each of the material contracts to which Retirement REIT is a party is in good standing and is a legally valid and binding agreement enforceable against Retirement REIT in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and the availability of equitable remedies.

Section 4.5 Contracts and Conflicting Provisions.

Retirement REIT's material contracts are valid and binding obligations of Retirement REIT and, to the knowledge of Retirement REIT's Designated Officers, of each other party thereto, except for such contracts, which, if not so valid and binding, would not have a Material Adverse Effect on Retirement REIT. Neither Retirement REIT nor, to the knowledge of Retirement REIT's Designated Officers, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which, with the passage of time or giving of notice (or both), would constitute a default under any such contracts, except such violations or defaults, which would not have a Material Adverse Effect on Retirement REIT. Retirement REIT is not, and at the Closing Date will not be, a party to, bound or affected by or subject to, any agreement, charter or by-law provision (including the Retirement REIT Declaration of Trust), statute, regulation, judgment, order, decree or Law which would be violated, contravened, breached, in any material respect, by or under which default, in any material respect, would occur as a result of, the execution and delivery or performance of this agreement which default, violation, contravention or breach would materially impair or would prevent it from consummating the transactions contemplated hereby. Provided the Required Regulatory Approvals and Required Third Party Approvals have been obtained on or prior to the Time of Closing, completion of the Offer and the Acquisition and Redemption Transaction will not result in or give rise to any right of termination or acceleration of existing indebtedness, except where such termination or acceleration would not have a Material Adverse Effect on Retirement REIT.

Section 4.6 Consents.

No consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing (other than pursuant to the Securities Laws) with, or notification to any Governmental Entity is required to be made or obtained by it in connection with the execution and delivery by it of this agreement or the consummation by it of any of the transactions provided for herein, except for the consent of Retirement REIT Unitholders at Retirement REIT Special Meeting the Required Regulatory Approvals and Required Third Party Approvals and except for any consent, waiver, approval, authorization, exemption, registration, license, declaration, filing or notification of which the failure to have, make or receive, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect on Retirement REIT.

Section 4.7 Public Disclosure.

(a) Retirement REIT has complied in all material respects with its obligations to file all forms, reports, statements, schedules and documents required to be filed with the Securities Authorities (collectively, the "**Retirement REIT Reports**"), each of which Retirement REIT Reports complied in all material respects with the applicable requirements of Applicable Canadian Securities Laws as in effect on the date so filed. None of such reports (including any financial statements, schedules, documents or exhibits included in or incorporated by reference therein) or any other document when filed pursuant to the Securities Laws contain any Misrepresentation.

(b) The most recent financial statements of Retirement REIT (including any related notes thereto) as at and for the periods ended September 30, 2001 (the "**Retirement REIT Financial Statements**") which have been filed with the Securities Authorities have been prepared in accordance with Canadian

GAAP, applied on a consistent basis throughout the periods involved and fairly present the consolidated financial position of Retirement REIT and its subsidiaries at the dates thereof and the consolidated results of its operations and its cash flow for the periods indicated.

(c) Except and as to the extent set forth on or contemplated by the consolidated balance sheet of Retirement REIT and its subsidiaries as at September 30, 2001, including the notes to the financial statements of Retirement REIT for the period then ended, neither Retirement REIT nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with Canadian GAAP, except for liabilities or obligations incurred in the ordinary course of business since September 30, 2001 which could not, individually or in the aggregate, constitute a Material Adverse Effect with respect to Retirement REIT (on a consolidated basis).

Section 4.8 Absence of Changes.

Since September 30, 2001, except as set forth in Retirement REIT Reports or any news release generally circulated, there has not been:

(a) any material adverse change in the financial condition, operations or prospects of Retirement REIT; or

(b) any damage, destruction, loss, labour trouble or other event, development or condition of any character (whether or not covered by insurance) which had a Material Adverse Effect on Retirement REIT (on a consolidated basis).

Section 4.9 Business Activities.

The Retirement REIT Trustees have all requisite power and authority under the Retirement REIT Declaration of Trust to carry on the activities of Retirement REIT and the directors and officers of Retirement REIT's Material Subsidiaries have all requisite power and authority to carry on the activities of such Material Subsidiaries, in each case as now conducted and as currently proposed to be conducted, to enable Retirement REIT and its subsidiaries to own, lease and operate their respective properties and assets and to carry out the provisions of this agreement and Retirement REIT is in compliance with the investment guidelines and operating policies contained in the Retirement REIT Declaration of Trust. There is no agreement, judgment, injunction, order or decree binding upon Retirement REIT or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business activity of Retirement REIT or any of its subsidiaries, any acquisition of property by any such entity or the conduct of business by any such entity as currently conducted, other than such agreements, judgments, injunctions, orders or decrees that, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to Retirement REIT.

Section 4.10 Subsidiaries.

Each of Retirement REIT's Material Subsidiaries has been duly incorporated, amalgamated, organized or formed and has been organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and each has all requisite power and authority to carry on its activities as now conducted and as currently proposed to be conducted and to own and lease its properties and assets.

Section 4.11 Licenses, Permits, etc.

To the knowledge of Retirement REIT's Designated Officers, each of Retirement REIT and its Material Subsidiaries has conducted and is conducting the activities of Retirement REIT and those subsidiaries in compliance in all respects with all applicable Laws of each jurisdiction in which its activities are carried on except to the extent such non-compliance would not, or could not reasonably be expected to, have a Material Adverse Effect on Retirement REIT, and Retirement REIT and each of its Material Subsidiaries is duly licensed, registered or qualified in all jurisdictions in which it owns, licenses or operates its property or carries on activities to the extent required to enable the activities of Retirement REIT and its Material Subsidiaries to be carried on as now conducted or as proposed to be conducted on the property and assets of Retirement REIT and its Material Subsidiaries to be owned, leased and operated, except to the extent that the lack of such license, registration or qualification would not, or could not reasonably be expected to, have a Material Adverse Effect on Retirement REIT, and all such licenses, registrations and qualifications are valid and subsisting in good standing.

Section 4.12 Authorized and Outstanding Capital.

The authorized capital of Retirement REIT consists of an unlimited number of Retirement REIT Units, of which, as at the date hereof, 38,764,544 Retirement REIT Units are issued and outstanding as non-assessable and, except for 1,965,000 Retirement REIT Units issuable upon the exercise of presently outstanding Retirement REIT Options, no person or company now has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance or any unissued Retirement REIT Units or other securities of Retirement REIT.

Section 4.13 Tax Matters.

(a) Each of Retirement REIT and its Material Subsidiaries has filed, or caused to be filed, all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects at the time of filing) and has paid, or caused to be paid, all material amounts of Taxes shown to be due and payable thereon, and the most recently published financial statements for each of such entities contains an adequate provision in accordance with Canadian GAAP for all material amounts of Taxes payable by the entity in respect of each period covered by such financial statements and all periods prior to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns, and each of those entities has made adequate provision in accordance with Canadian GAAP, in its books and records for any material amounts of Taxes accruing in respect of any accounting period which is ended subsequent to the period covered by such financial statements.

(b) Neither Retirement REIT nor any of its Material Subsidiaries has received any written notification that any issues involving a material amount of Taxes (or material adjustment to the computation of taxable income) have been raised (and are currently pending) by the CCRA or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns referred to above or amounts allocated to Retirement REIT Unitholders, and no waivers of statutes of limitations have been given or requested with respect to any such entity. To the knowledge of Retirement REIT's Designated Officers, there are no proposed (but unassessed) additional Taxes involving a material amount of Taxes and none has been asserted. No Tax liens have been filed for material amounts of Taxes other than for Taxes not yet due and payable, and neither it nor any of its Material Subsidiaries is a party to any Tax sharing or other similar agreement or arrangement of any nature with any other person pursuant to which it or any of them has or could have any material liabilities in respect of Taxes.

(c) Retirement REIT has been and is qualified as a mutual fund trust and a registered investment under the Tax Act, and the Retirement REIT Units are not and have not been foreign property, for any periods that Retirement REIT held out to any person in any manner that it had so qualified or that units of CPL REIT were not foreign property, as applicable.

(d) Retirement REIT has made all withholdings, collections and remittances of Taxes in respect of any payments or other amounts required to be made by it in accordance with applicable Tax Law.

(e) For purposes of this Section 4.13, the term "**material amount of Taxes**" shall mean an amount of taxes in excess of $200,000, and "**material adjustment**" shall mean an adjustment resulting in an aggregate change in income (or change in loss) of over $500,000.

Section 4.14 Absence of Litigation.

There is no action, proceeding or investigation (whether or not purportedly on behalf of Retirement REIT or any of its Material Subsidiaries) pending or, to the knowledge of Retirement REIT's Designated Officers, threatened against or affecting Retirement REIT or any of its Material Subsidiaries or any of its properties, at

Law or in equity or before any Governmental Entity which could in any way adversely affect Retirement REIT or its Material Subsidiaries or any of its properties or the condition of Retirement REIT or any of its Material Subsidiaries or any of its properties or which questions any actions taken or to be taken by Retirement REIT pursuant to or in connection with this agreement, except for any action, proceeding or investigation that would not have a Material Adverse Effect on Retirement REIT.

Section 4.15 Environmental Claims.

(a) The business of Retirement REIT is being carried on in compliance with all Environmental Laws in all material respects.

(b) Retirement REIT has filed all reports and other information and obtained all permits, program approvals and other approvals to enable its business as now conducted to be carried on in compliance with Environmental Laws, and all such reports, information, permits and other approvals are valid and in good standing, and there has been no violation of any such permits, program approvals and other approvals and no proceeding is pending, or to the knowledge of Retirement REIT's Designated Officers, threatened, to revoke or limit any such permits, program approvals or other approvals.

(c) No control orders, stop orders or other orders or directives have been issued to Retirement REIT in respect of its business or real property or, to the knowledge of Retirement REIT's Designated Officers, to any other person in respect of same, and to the knowledge of Retirement REIT's Designated Officers, no fact or circumstances exist which would give rise to any such order or directive being issued.

(d) During the occupation of its existing premises, and to the knowledge of Retirement REIT's Designated Officers, at all other times, there has not been a release of Hazardous Substance on any of such premises in violation of Environmental Laws.

(e) Retirement REIT has stored, treated and disposed of all Hazardous Substances used or generated and/or otherwise relating to its business in accordance with the Environmental Laws.

(f) Retirement REIT has not received any written or oral notice of any alleged violation of Environmental Laws or other damage to the environment emanating from or occurring on its properties which it owns or occupies and, to the knowledge of Retirement REIT's Designated Officers, no fact or circumstances exist which would give rise to such a claim.

Section 4.16 Fees.

There is no person or company acting or purporting to act for Retirement REIT entitled to any brokerage or finder's fee in connection with this agreement.

Section 4.17 Exchange Listing.

The currently issued and outstanding Retirement REIT Units are listed and posted for trading on the Exchange. Application has been made to conditionally list the Payment Units.

Section 4.18 Employment Matters.

(a) The business of Retirement REIT has been and is being operated in all material respects in compliance with all Laws relating to employees, including employment standards, occupational health and safety, pay equity and employment equity.

(b) Neither Retirement REIT nor any of its Material Subsidiaries is party to any agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any trustee, director or senior officer of Retirement REIT or its Material Subsidiaries other than (i) agreements entered into in the ordinary course of business on normal market terms, and (ii) any common law obligations of reasonable notice of termination are paid in lieu thereof and statutory obligations.

(c) Neither Retirement REIT nor any of its Material Subsidiaries is subject to any litigation, actual or, to the knowledge of Retirement REIT's Designated Officers, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims where such litigation, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect with respect to Retirement REIT.

Section 4.19 Insurance.

Each of Retirement REIT and its subsidiaries maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in similar businesses.

Section 4.20 Material Facts.

Retirement REIT has attempted in good faith to deliver all documents under its control and the control of its Material Subsidiaries and its advisors that have been requested by CPL REIT or its advisors, and has not withheld any material fact in responding to the inquiries made to it by CPL REIT or its advisors in connection with the transactions contemplated hereby.

Section 4.21 Title to Assets.

Retirement REIT and its Material Subsidiaries have beneficial good and sufficient beneficial title to the material assets used in the context of their business including good and sufficient beneficial title to the real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from land owners or authorities permitting the use of land by those entities, necessary to permit the operation of its businesses as presently owned and conducted except for such failure of title that, individually or in the aggregate, would not, or could not reasonably be expected to, have a Material Adverse Effect on Retirement REIT.

Section 4.22 Indebtedness.

Except as disclosed in Retirement REIT Reports, Retirement REIT is not in default of any material obligation pertaining to indebtedness for borrowed money and there exists no state of facts which, after notice or the passage of time (or both), would constitute such a default. Provided the Required Regulatory Approvals and Required Third Party Approvals have been obtained on or prior to the Time of Closing, the Offer, the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement will not give rise to any right of termination or acceleration of existing indebtedness, except where such termination or acceleration would not have a Material Adverse Effect on Retirement REIT.

Section 4.23 Prior Valuations.

Except as disclosed in the Offer Documents, the Trustees' Circular, the CPL REIT Circular or the Retirement REIT Circular, to the best of the knowledge of the Designated Officers of Retirement REIT, no prior valuations (as such term is defined in the Related Party Rules) in respect of Retirement REIT that relates to the subject matter of or is otherwise relevant to the Offer and the Acquisition and Redemption Transaction has been made in the 24 months prior to the date of this agreement.

Section 4.24 Fairness Opinion.

Retirement REIT confirms that its Board of Trustees has received from CIBC World Markets Inc., financial advisor to the independent committee of such board of trustees, to the effect that the consideration payable by Retirement REIT pursuant to the Offer and the Acquisition and Redemption Transaction is fair, from a financial point of view, to Retirement REIT (such fairness opinion being referred to herein as the "**Retirement REIT Fairness Opinion**").

Section 4.25 Issuance of Payment Units.

The Payment Units shall, upon issuance, be issued as fully paid and non-assessable Retirement REIT Units and shall be freely tradable by those CPL REIT Unitholders receiving such Payment Units provided that they are resident in one of the Reporting Provinces, subject to Control Person Restrictions.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

Each of the parties covenants and agrees that, during the period from the date of this agreement to the Time of Closing, except pursuant to the terms hereof (including the completion of the Reorganization Transactions and payment of the Special Distribution, if any) or unless the other party shall otherwise consent in writing, it shall conduct its business and shall cause its Material Subsidiaries to conduct their respective business only in, and neither it nor its Material Subsidiaries shall take any action except in, the ordinary course of business and in a manner substantially consistent with past practice and in compliance with applicable Laws, and it and its Material Subsidiaries shall preserve intact their respective business organization and preserve its and their present relationships with customers, suppliers, lenders and other persons with whom it or any of them have business relations.

Section 5.2 Special Distributions.

Notwithstanding any other provision hereof, if the Closing Date occurs on any date following April 30, 2002 that is not the last business day (as defined in the CPL REIT Declaration of Trust or the Retirement REIT Declaration of Trust, as applicable) of a calendar month, then special proportional distributions (the "**Special Distributions**") shall be paid:

(a) by Retirement REIT to Retirement REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such Special Distribution) immediately prior to the take-up of the CPL REIT Units under the Offer; and

(b) by CPL REIT to CPL REIT Unitholders (based on a pro rating of the actual distribution paid for the completed calendar month immediately preceding such Special Distribution) immediately prior to the take-up of the CPL REIT Units under the Offer.

Section 5.3 Access to Information.

Each of the parties shall, and shall cause its Material Subsidiaries, officers and directors to, and request its auditors and legal counsel to, afford the officers, employees, auditors and other agents of the other party reasonable access at reasonable times to its offices and facilities, and to its books and records, and shall furnish to the other party and such other persons with such financial, operating and other data and information as the second mentioned party, through its officers, employees or agents, may from time to time reasonably request.

Section 5.4 No Solicitation.

(a) Neither party shall, directly or indirectly, through its or any of its subsidiaries' trustees, directors, officers, employees, representatives or agents (collectively, "**Representatives**"), solicit or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, provided nothing contained in this Section 5.4 or any other provision of this agreement shall prevent a party's Board of Trustees from taking such action as such board determines are reasonably required in the exercise of its fiduciary duties to respond to an unsolicited *bona fide* written Acquisition Proposal which (i) was not solicited or is the result of solicitations carried out on or before October 18, 2001, directly or indirectly, through any of such party's Representatives, and (ii) is an Acquisition Proposal (A) for which such party's Board of Trustees reasonably believes adequate financial arrangements will be made, and (B) such board determines in good faith (after consultation with its financial advisors and after receiving advice of its outside counsel to the effect that the board is required to do so in order to discharge properly its fiduciary duties) would, if consummated in accordance with its terms, result in a transaction more favourable from a financial point of view to the unitholders of such party than the transactions contemplated by this agreement (any such Acquisition Proposal being referred to herein as a "**Superior Proposal**").

(b) Each party shall immediately notify the other of any existing or future Acquisition Proposal or any written request for non-public information relating to it or any of its subsidiaries in connection with an Acquisition Proposal or for access to its properties, books or records by any person or entity that informs any of its or any of its subsidiaries' Representatives that it is considering making, or has made, an Acquisition Proposal. Any such notice shall indicate the details of such proposal, inquiry or contact known to the notified party and such other information as the other party may reasonably request including the identity of the proponent of such Proposal.

Section 5.5 Right to Match.

Neither party shall enter into any agreement to propose, pursue, support or recommend any Acquisition Proposal (a "**Proposed Agreement**") or change its recommendation of the transactions contemplated by this agreement except in compliance with Section 5.4 and only after providing the other party with an opportunity to amend this agreement to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the Board of Trustees of the Subject REIT which is the proposed party to the Proposed Agreement, acting in good faith and in accordance with its fiduciary duties, after consultation with the Subject REIT's financial advisors. In particular, in such circumstance the first-mentioned Subject REIT shall provide the other with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than three business days prior to its proposed execution. In the event that the other Subject REIT agrees to amend this agreement as provided above, the first mentioned Subject REIT shall not enter into the Proposed Agreement unless this agreement is not so amended within those three business days.

Section 5.6 Further Action.

Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effect of the transactions contemplated by this agreement, including:

(a) co-operation in the preparation and filing of the documentation giving effect to the transactions contemplated hereby (including the Offer Documents, CPL REIT Trustees' Circular, CPL REIT Circular and Retirement REIT Circular) and any regulatory and governmental filings or submissions in connection with all Required Regulatory Approvals, including under the H-S-R Act and any amendments to any such filings; and

(b) to diligently make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders (i) in connection with all Required Regulatory Approvals, and (ii) in connection with all Required Third Party Approvals.

Section 5.7 Approvals.

The parties shall diligently take all steps as are necessary to satisfy the conditions contemplated by Section 7.1 hereof and to file all notices in connection therewith as soon as is reasonably practicable following the date hereof. The parties shall pursue any and all Required Regulatory Approvals and Required Third Party Approvals or other filings and approvals required on their respective parts with respect to the transactions contemplated hereby.

Section 5.8 Insurance.

Retirement REIT shall arrange for and/or maintain "trustees', directors' and officers' " insurance coverage for the trustees and officers of CPL REIT and the directors and officers of its subsidiaries for seven years substantially on the same terms and conditions as the "trustees', directors' and officers' " coverage in place for the benefit of the trustees and officers of Retirement REIT and the directors and officers of its subsidiaries.

ARTICLE VI

LIMITATION OF REMEDIES

Section 6.1 Investigations.

No investigation by or on behalf of any party hereunder shall mitigate, diminish or affect the representations and warranties made by the other party hereunder.

Section 6.2 Survival of Representations, Warranties and Covenants.

The representations and warranties of each party hereto contained herein shall survive the execution and delivery of this agreement and shall terminate on the earlier of the termination of this agreement in accordance with its terms and the day after the Closing Date.

Section 6.3 Trustees, Directors and Senior Officers.

Notwithstanding anything to the contrary contained herein and without limiting the provisions of Section 10.10, no trustee or senior officer of CPL REIT or Retirement REIT nor any director, manager, trustee or senior officer of either of such parties' subsidiaries shall be personally liable for a breach of a representation or warranty made under this agreement or any of the other agreements, instruments or other documents contemplated by this agreement.

ARTICLE VII

CONDITIONS

Section 7.1 General Conditions.

The respective obligations of CPL REIT and Retirement REIT to complete the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement and to perform, fulfil and satisfy their other respective obligations hereunder, are subject to the fulfilment, or the waiver by each of CPL REIT and Retirement REIT, on or before the Outside Date, of the following conditions, each of which are inserted for the benefit of each of CPL REIT and Retirement REIT and may be waived, in whole or in part, only by mutual consent of such parties, each acting in its sole discretion:

(a) (i) the CPL REIT Unitholder Approval shall have been obtained at the CPL REIT Special Meeting (or any adjournment thereof) (the "**Transaction Approval Condition**"); (ii) all required certificates and other documents to allow for completion of the Acquisition and Redemption Transaction shall have been obtained; and (iii) the Retirement REIT Unitholder Approval shall have been obtained;

(b) the applicable waiting period under the H-S-R Act shall have expired or been earlier terminated, the U.S. federal antitrust authorities shall have delivered satisfactory assurances in the reasonable judgment of each of CPL REIT and Retirement REIT, that the purchase of the CPL REIT Units under the Offer and the completion of the Acquisition and Redemption Transaction will not be opposed or challenged and no person shall have opposed or threatened to oppose the purchase of the CPL REIT Units under the Offer or the completion of the Acquisition and Redemption Transaction under the H-S-R Act (including any application for interim relief) (the "**Competition Compliance Condition**");

(c) each of Retirement REIT and CPL REIT shall have determined, each acting reasonably, that all Required Regulatory Approvals and Required Third Party Approvals, other than those listed in paragraph (b) above, have been obtained on terms satisfactory to each of Retirement REIT and

CPL REIT in their reasonable judgment and any applicable Governmental Entity waiting period shall have expired or been terminated;

(d) each of Retirement REIT and CPL REIT shall have received from and delivered to the other a certificate confirming that each qualifies, and has qualified at all material times, as a "mutual fund trust" (as defined in the Tax Act);

(e) each of Retirement REIT and CPL REIT, each acting reasonably, shall have determined that: (i) no act, action, suit, or proceeding has been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity or person in Canada or elsewhere, whether or not having the force of Law; and (ii) no Law has been proposed, enacted, promulgated or applied, in the case of either (i) or (ii):

(A) to cease trade the CPL REIT Units or the Retirement REIT Units or enjoin, prohibit or impose material limitations or conditions on the Acquisition and Redemption Transaction or the purchase by or the sale to Retirement REIT of the CPL REIT Units pursuant to the Offer or the right of Retirement REIT to own or exercise full rights of ownership of such CPL REIT Units; or

(B) which would have a Material Adverse Effect with respect to either Retirement REIT or CPL REIT or both;

(f) there shall not exist any prohibition at Law against Retirement REIT and CPL REIT completing the Acquisition and Redemption Transaction;

(g) there shall not have occurred or arisen after the date of this agreement (or, if there has previously occurred, there shall not have been omitted to be disclosed in writing, generally or to CPL REIT or Retirement REIT, as the case may be, by the other prior to the date of this agreement) any change (or any condition, event or development involving a prospective change) which, in the reasonable judgment of CPL REIT or Retirement REIT, as the case may be, involves a Material Adverse Effect with respect to the other party hereto; and

(h) neither Retirement REIT nor CPL REIT shall be, in any material respect, in breach of or in default of any of its representations, warranties, covenants or other obligations under this agreement.

ARTICLE VIII

CLOSING MATTERS, TERMINATION AND EXPENSES

Section 8.1 Closing Matters.

Each Subject REIT shall deliver, at the Time of Closing, such customary certificates, resolutions and other closing documents, including instruments of conveyancing and transfer, as may be required by the other Subject REIT, acting reasonably.

Section 8.2 Termination.

This agreement shall terminate at the Time of Closing and may be earlier terminated at any time prior thereto:

(a) by either party if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within Canada or the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting completion of the transaction contemplated hereby and such order, decree, ruling or other action is or shall have become final and non-appealable, provided that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or contest the imposition of such injunction or action and such failure materially contributed to such positions;

(b) by either party if (i) there shall have been a breach or default in any material respect of any covenant, agreement or obligation on the part of the other, (ii) any representation or warranty made by the other contained herein is inaccurate or untrue in any material respect, or (iii) there has occurred a change in the assets, business, operations or capital of the other, that has, or could reasonably be expected to have, a Material Adverse Effect on the other REIT;

(c) by either party if any of the conditions set forth in Article VII of this agreement have not been satisfied or waived on or before the Outside Date, except where the failure to satisfy such condition is the direct result of a breach by the party seeking to rely thereon of any of its representations, warranties or obligations under this agreement; and

(d) by either party if:

(i) the other party has entered into a Proposed Agreement;

(ii) the Board of Trustees of the other party withdraws or makes any adverse modification with respect to its recommendation of the transactions contemplated by this agreement;

(iii) the Board of Trustees of the other party recommends any Acquisition Proposal (whether or not a Superior Proposal),

other than as a result of or in response to a material breach under this agreement, and/or the unitholders of the other pass a resolution approving any Acquisition Proposal (whether or not a Superior Proposal).

In the event of the termination of this agreement pursuant to this Article VIII, this agreement shall forthwith become void and there shall be no liability on the party of any party hereto or their respective unitholders, officers or directors except as expressly provided herein; provided, however, that nothing herein shall relieve any party from liability for any breach of any provision of this agreement which occurred on or before the date of such termination. Notwithstanding the foregoing, if this agreement is terminated the obligations of the parties pursuant to this Article VIII shall continue in full force and effect, and any termination of this agreement shall not affect the obligations of the parties under any confidentiality agreement between the two parties.

Section 8.3 Expenses.

(a) Subject to (b) below, each of the parties will bear the costs of its own independent committee of the Board of Trustees (including the cost of its financial and legal advisors) incurred in connection with the transactions contemplated hereby, and all other expenses incurred in connection with such transactions (including the costs of seeking Required Regulatory Approvals and Required Third Party Approvals, the fees and costs associated with obtaining valuations required under the Related Party Rules and all costs and expenses (including professional fees) ancillary thereto) shall be borne by the party or Subsidiary that incurred each expense, provided that if such transactions are not completed then, subject to (b) below, the parties shall bear such expenses equally.

(b) Notwithstanding (a) above, if this agreement is duly terminated by one party (the "**Terminating Party**") pursuant to (among other things) Section 8.2(b) and/or (d) (but not, for greater certainty, in circumstances where the agreement is terminated on one or more bases that do not include Section 8.2(b) or (d)), the expenses incurred by both parties shall be borne entirely by the other party (the "**Defaulting Party**"), and the Defaulting Party shall promptly compensate the Terminating Party for all reasonable expenses incurred by it in connection with the transactions contemplated hereby.

ARTICLE IX

NOTICES

Section 9.1 Address For Notice.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication, addressed as follows:

(a) in the case of CPL REIT, to:

CPL Long Term Care Real Estate Investment Trust
175 Bloor Street East
South Tower, 6th Floor
Toronto, Ontario
M4W 3R8

Attention: John Crow, Chairman
Facsimile: (416) 323-3818

with a copy to:

McCarthy Tétrault LLP
Suite 4700
Toronto-Dominion Bank Tower
Toronto, Ontario
M5K 1E6

Attention: Graham P.C. Gow
Facsimile: (416) 601-8250

with a copy to:

Goodmans LLP
250 Yonge Street
Suite 2400
Toronto, Ontario
M5B 2M6

Attention: Stephen N. Pincus
Facsimile: (416) 979-1234

(b) in the case of Retirement REIT, to:

Retirement Residences Real Estate Investment Trust
175 Bloor Street East
South Tower, 6th Floor
Toronto, Ontario
M4W 3R8

Attention: The Honourable William G. Davis, P.C., C.C., Q.C., Chairman
Facsimile: (416) 961-2492

with a copy to:

Torys LLP
Suite 3300, Box 27
Maritime Life Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1N2

Attention: Patricia Koval
Facsimile: (416) 865-7380

with a copy to:

Goodmans LLP
250 Yonge Street
Suite 2400
Toronto, Ontario
M5B 2M6

Attention: Stephen N. Pincus
Facsimile: (416) 979-1234

Section 9.2 Receipt and Deemed Receipt of Notice.

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if not delivered or transmitted during usual business hours or if such day is not a Business Day at the place of receipt, on the next following Business Day).

Section 9.3 Change of Address.

Either party may change its address for service from time to time by giving notice to the other party in accordance with the foregoing.

ARTICLE X

GENERAL

Section 10.1 Amendment.

This agreement may, at any time and from time to time before the Closing Date, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d) waive compliance with or modify any conditions precedent herein contained.

Section 10.2 Waiver.

At any time prior to the time of closing, any party hereto may:

(a) extend the time for the performance of any of the obligations or other acts of the other party;

(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto that are for the benefit of such parties; and

(c) waive compliance with any of the agreements or conditions contained herein that are for the benefit of such party. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party to be bound thereby.

Section 10.3 Assignment.

Neither party may assign any of its rights or obligations under this agreement without the prior written consent of the other party.

Section 10.4 Amendment.

No amendment or waiver of any provision of this agreement shall be binding on any party unless consented to in writing by that party. A waiver of any provision of this agreement shall not constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided.

Section 10.5 Time of the Essence.

Time shall be of the essence of this agreement.

Section 10.6 Counterparts.

This agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

Section 10.7 Governing Law.

This agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the Laws of the Province of Ontario. Each party hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 10.8 Severability.

In the event that any provision of this agreement is determined by a court of competent jurisdiction to be unenforceable, in whole or in part, such determination shall not affect or impair the enforceability of any other provision and each provision is hereby declared to be separate, severable and distinct.

Section 10.9 Binding Effect.

This agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective heirs, administrators, legal personal representatives, successors and permitted assigns.

Section 10.10 Acknowledgement.

The parties acknowledge and agree that the obligations of CPL REIT and Retirement REIT hereunder are not personally binding upon any trustee thereof, any registered or beneficial holder of units in either REIT or any annuitant under a plan of which any such unitholder acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of the foregoing, but the property of each REIT only shall be bound by such obligations. Any obligation of either CPL REIT or Retirement REIT set out in this agreement shall, to the extent necessary to give effect to such obligation, be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the trustees of such REIT in their capacity as trustees of such REIT only.

Section 10.11 Public Statements.

Neither of the parties nor their respective trustees, officers, employees or representatives shall make any public statement or announcement with respect to the transactions contemplated hereby which is inconsistent with the terms and conditions of this agreement. All public disclosure with respect to the transactions contemplated hereby shall require the approval of both parties, each acting reasonably, unless otherwise required by Law.

IN WITNESS WHEREOF the parties have executed this agreement as of the date first written above.

CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST

By: (Signed) John Crow

JOHN CROW,
Chairman of the Independent Committee of the Board of Trustees

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

By: (Signed) William G. Davis

WILLIAM G. DAVIS,
Chairman of the Independent Committee of the Board of Trustees

(This page has been left blank intentionally.)

SCHEDULE "B"

VALUATION

KPMG Corporate Finance Inc.

Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8265
www.kpmg.ca

The Independent Committee of the Board of Trustees of
CPL Long Term Care Real Estate Investment Trust
c/o Mr. John Crow
Lawrence & Company Inc.
70 York Street
Suite 1500
Toronto, ON
M5J 1S9

And

The Independent Committee of the Board of Trustees of
Retirement Residences Real Estate Investment Trust
c/o The Honourable William Davis
Torys LLP
Suite 3000, Maritime Life Tower
Box 270, Toronto-Dominion Centre
Toronto, Ontario
M5K 1N2

February 15, 2002

Dear Sirs:

RE: Valuation of CPL Long-Term Care Real Estate Investment Trust

KPMG Corporate Finance Inc. ("**KPMG**") understands that CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") and Retirement Residences Real Estate Investment Trust ("**RETIREMENT REIT**") are considering entering into a transaction whereby RETIREMENT REIT will offer to acquire units of CPL REIT and to acquire substantially all of the assets of CPL REIT in consideration for the assumption of liabilities and the issuance of units of RETIREMENT REIT (collectively, the "**Proposed Transaction**"). The specific terms and conditions of the Proposed Transaction are to be described in unitholder disclosure documents including takeover bid and management information circulars (collectively, the "**Circulars**"), which are to be mailed to unitholders of each REIT in connection with the Proposed Transaction.

In connection with the Proposed Transaction, KPMG was engaged by each of the Independent Committee of the Board of Trustees of CPL REIT and the Independent Committee of the Board of Trustees of RETIREMENT REIT (collectively, the "**Independent Committees**") to render a valuation (the "**Valuation**") as at February 12, 2002 (the "**Valuation Date**") of the fair market value of the units of both CPL REIT and RETIREMENT REIT and of the assets of both CPL REIT and RETIREMENT REIT, in accordance with the requirements of Rule 61-501 of the Ontario Securities Commission ("**Rule 61-501**").

This report represents KPMG's opinion of the fair market value of the units and assets of CPL REIT. KPMG has issued a similar report regarding RETIREMENT REIT.

All dollar amounts appearing in this report are expressed in Canadian dollars unless otherwise noted.

Engagement of KPMG by the Independent Committees

KPMG was engaged by each of the Independent Committees pursuant to a joint engagement letter dated December 4, 2001 (the "**Engagement Agreement**"). The terms of the Engagement Agreement provide that KPMG will receive a total fee of $500,000 for its services, payable as to half each by CPL REIT and RETIREMENT REIT. In addition, each of CPL REIT and RETIREMENT REIT has agreed to indemnify KPMG, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fee payable to KPMG is not contingent, in whole or in part, on the success of the Proposed Transaction or on the conclusions reached in the Valuation.

Credentials of KPMG

KPMG is a subsidiary of KPMG LLP, a Canadian professional services firm, delivering assurance, consulting, financial advisory and tax services to individuals and businesses, government and not-for-profit organizations. KPMG's valuation professionals have significant experience in valuing a broad range of companies for various purposes, including security law compliance, fairness opinions, mergers and acquisitions, corporate income tax purposes and litigation matters.

Independence of KPMG

Neither KPMG, nor any of its affiliates and subsidiaries is an insider, associate or affiliate (as those terms are defined in Rule 61-501) of CPL REIT or RETIREMENT REIT or any of their respective affiliates (collectively, the "**Interested Parties**"). Except as independent valuator to the Independent Committee of each of CPL REIT and RETIREMENT REIT, neither KPMG nor any of its affiliates and subsidiaries is an advisor to any of the Interested Parties to the Proposed Transaction.

KPMG and its affiliates and subsidiaries have not been engaged to provide any financial advisory services nor has it had a material financial interest in any transaction involving CPL REIT or RETIREMENT REIT or any of the Interested Parties during the 24 months preceding the date on which KPMG was first retained in respect of the Valuation, except for the prior engagements involving CPL REIT and RETIREMENT REIT as discussed below.

Prior Engagements

KPMG and its affiliates, including KPMG LLP, have performed various professional services for CPL REIT and RETIREMENT REIT in the past. Additionally, KPMG has been engaged previously by other parties to perform services related to the assets and business operations currently held by CPL REIT and RETIREMENT REIT. The nature of such services is summarized below:

- KPMG was engaged by an international financial institution in 1996 to complete a due diligence review and valuation of Central Park Lodges Ltd. ("**Lodges**") in connection with its provision of a revolving credit facility to Lodges. From 1998 to 1999, KPMG was retained by the institution with respect to its ongoing financing of assisted living facilities being acquired by Lodges. KPMG's services comprised due diligence reviews and valuation work.
- In 1997, KPMG was engaged by Lodges to complete a due diligence review in connection with an acquisition of a retirement home business by Lodges.
- In 1997, KPMG provided a valuation opinion as to the aggregate fair market value of the nursing home portfolio of Lodges as at January 31, 1997. KPMG's valuation conclusions were used in connection with the purchase of the portfolio by CPL REIT in respect of the formation of CPL REIT.
- In 1998, KPMG was engaged by Lodges to complete a due diligence review of a retirement and nursing home operator based in the United States.

- In 2000, KPMG provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio of Lodges as at March 15, 2000. KPMG's valuation conclusions were to be used by the company in connection with the potential creation of a North American investment fund.
- In 2001, KPMG provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio and related business of Lodges (the "**Business**") as at December 31, 2000. KPMG's valuation conclusions were used in connection with the purchase of the Business by RETIREMENT REIT in respect of the formation of RETIREMENT REIT.

The fees paid to KPMG in connection with the mandates outlined above, together with the fees payable to KPMG pursuant to the Engagement Agreement, are not financially material to KPMG. No understandings or agreements exist between KPMG and CPL REIT, RETIREMENT REIT, Lodges or any of the Interested Parties with respect to future financial advisory services. KPMG may in the future, in the ordinary course of business, perform financial advisory services for CPL REIT, RETIREMENT REIT, Lodges or any of the Interested Parties.

Having reviewed all such circumstances and based on independent legal advice, KPMG believes that it is independent for purposes of Rule 61-501. In addition, each of CPL REIT and RETIREMENT REIT believes that KPMG is qualified and independent within the meaning of Rule 61-501 for purposes of the preparation of the Valuation.

Scope of Review

In connection with the Valuation, KPMG reviewed and relied upon, among other things, the following:

- Drafts of the disclosure documents relating to the Proposed Transaction;
- The 2000 Annual Report for CPL REIT including financial statements for the year ended December 31, 2000 as audited by Deloitte & Touche LLP;
- Unaudited interim financial statements for CPL REIT for the three months ended March 31, 2001, June 30, 2001 and September 30, 2001 and forecast financial statements for CPL REIT for the year ended December 31, 2001;
- The Renewal Annual Information Form pursuant to National Policy 44-101 for CPL REIT dated May 18, 2001;
- Various property specific information including unaudited operating statements for the years ended December 31, 1999, and 2000, operating budgets and forecasted operating statements for the year ending December 31, 2001, independent appraisals of certain of the properties, and summary mortgage information;
- Information obtained through discussions with local facility managers and regional directors of CPL REIT with respect to the various nursing homes held by CPL REIT;
- Various other internal financial and corporate documents supplied to us by management of CPL REIT;
- Discussions with senior management of CPL REIT with respect to the information referred to above and other issues deemed relevant;
- A letter of representation received from management of CPL REIT wherein they confirmed certain representations made to KPMG, including a general representation that they have reviewed a copy of this report in draft form, are satisfied with the valuation concepts and approaches and assumptions adopted by KPMG and that they have no knowledge of any facts or information not specifically noted in KPMG's report which, in their view, would reasonably be expected to materially affect the Valuation and the opinion expressed herein;
- Discussions with members of the Independent Committee of the Board of Trustees of CPL REIT;

- Various research publications prepared by equity research analysts regarding the Canadian real estate investment trust ("**REIT**") market, CPL REIT, and other selected public companies and REITs considered relevant;
- Public information relating to the business, operations, financial performance and unit trading history of CPL REIT and other selected Canadian and U.S. public companies and REITs considered relevant;
- Public information relating to recent Canadian and U.S. nursing home and healthcare industry transactions;
- Discussions with individuals knowledgeable of the operations of the nursing home industry in Canada and the U.S.;
- General economic conditions and published market data and other public information as related to the Canadian economy and specifically to the nursing home industry; and
- Other financial, market and industry information and other such analyses as we considered relevant and appropriate in the circumstances.

KPMG was granted access to senior management of CPL REIT and was not, to the best of its knowledge, denied any requested information.

General Assumptions and Limitations

With each Independent Committee's acknowledgement and agreement as provided for in the Engagement Agreement, KPMG has relied upon the accuracy and completeness and fair presentation of all financial and other information, data, advice, opinions or representations obtained by it from public sources or provided to it by management of CPL REIT (collectively, the "**Information**"). The Valuation is conditional upon the accuracy, completeness and fair presentation of such Information. Subject to the exercise of professional judgment, and except as expressly described herein, KPMG has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information. KPMG has further assumed that financial budgets, forecasts and estimates provided to it and used in its analysis were prepared in good faith.

KPMG's valuation conclusions are based on unaudited reported financial information as at September 30, 2001 and forecasted balance sheet and financial information as at December 31, 2001 as compared to the Valuation Date of February 12, 2002. KPMG has assumed that there was no change in the financial position of the company from September 30, 2001 to the Valuation Date that would have a material impact on the value of the assets or units of CPL REIT, other than as disclosed herein.

A senior officer of CPL REIT has represented to KPMG in a certificate dated February 15, 2002, among other things, that (i) the Information provided orally by, or in the presence of, officers or employees of CPL REIT or in writing by CPL REIT or their respective agents to KPMG relating to CPL REIT or to the Proposed Transaction, for the purpose of preparing the Valuation was, taken as a whole, at the date the Information was provided to KPMG, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of CPL REIT and did not and does not omit to state a material fact in respect of CPL REIT necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to KPMG, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of CPL REIT and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation; (iii) there are no material independent appraisals or valuations or material non-independent appraisals or valuations relating to CPL REIT or any material assets or liabilities which have been prepared in the preceding 24 months which have not been provided to KPMG; (iv) there have been no offers for or transactions involving CPL REIT or any of its securities or material assets made in the preceding 24 months which have not been disclosed to KPMG; (v) there have been no changes to CPL REIT's operations or financial position between September 30, 2001 and the Valuation Date which would have a material impact on the value of the assets or units of CPL REIT, other than as disclosed in this report; and (vi) they have reviewed a copy of this report in draft form, are satisfied with the valuation concepts and approaches and assumptions adopted by KPMG and that they have no knowledge of any facts or information not specifically noted in KPMG's report which, in their view, would reasonably be expected to materially affect the Valuation and the opinion expressed herein.

In preparing the Valuation, KPMG has made several assumptions, including that all final versions of documents will conform in all material respects to the drafts provided to KPMG, conditions precedent to the completion of the Proposed Transaction can be satisfied in due course, and that all consents, permissions, exemptions or orders of regulatory authorities will be obtained, without adverse conditions or qualifications.

The Valuation is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the Valuation Date and the condition and prospects, financial and otherwise, of CPL REIT as they were reflected in the Information and as they have been represented to KPMG in discussions with management of CPL REIT. In its analyses and in preparing the Valuation, KPMG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of KPMG or any party involved in the Proposed Transaction.

The Valuation has been provided for the use of the respective management, Trustees and advisors to CPL REIT and RETIREMENT REIT and their respective Independent Committees and their advisors and may not be used by any person or relied upon by any person without the express prior written consent of KPMG. The Valuation is rendered as of the date hereof and KPMG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation that may come or be brought to KPMG's attention after the date hereof or update the Valuation after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation after the date hereof, KPMG reserves the right to change, modify or withdraw the Valuation.

The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. KPMG believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation.

The Nursing Home Industry

Nursing homes provide long-term skilled nursing care and ancillary services to those seniors who require more care than is readily available in their community setting and/or for whom government-supported nursing home care is more feasible than the private cost of a retirement home. The average age of nursing home residents is in the early to mid-eighties. Nursing homes typically employ registered nurses, registered practical nurses and qualified health care aides to provide nursing and personal care and personal support services. Nursing homes in Canada and the United States require provincial or state licensing in order to operate and receive subsidization from governmental agencies.

In Canada, nursing homes are provincially regulated by the Nursing Homes Act and the Nursing Homes Regulations. These Regulations govern issues such as funding, fee structure and the nature and conditions of facilities. Funding is provided to Canadian nursing homes generally on a per bed basis based on the level of care required by the resident population and the level of occupancy at the home, although specific funding formulas vary by province. In order to operate a nursing home, a license must be obtained from the applicable provincial ministry of health. The number of licenses to operate individual beds in a specific region within each province is based on perceived need in that region.

In the U.S., most states regulate the approval of new beds through a Certificate of Need ("**CON**") regulatory process. In general, CONs are not issued unless the resident occupancy rate for long-term care facilities in the region in which the new facility is proposed exceeds 90%. Both state and federal governments in the U.S. are involved in overseeing the operations of healthcare facilities. Among the areas reviewed are building safety, personnel training and management, and fraud and abuse. Funding is provided to licensed nursing homes through Medicare and Medicaid. Medicare is a federally funded national health insurance program that provides certain hospital and medical insurance benefits to specifically defined groups including persons aged 65 and over. Medicare funding is provided according to a per diem payment system. Medicaid is a health benefit program for low-income U.S. residents who are aged, blind, disabled or are members of families with dependent children.

The key fundamentals currently affecting the nursing home industry are as follows:

- Favourable Demand Demographics — The table below provides a projection of the seniors population (individuals over 80 years of age) relative to the total population for Canada.

	2001	2006	2011	2016	2021	2026
Total Population[(1)]	31,002	32,229	33,362	34,420	35,382	36,191
80–84	526	628	666	688	757	942
85–89	295	351	423	453	473	527
90 and over	149	212	269	331	374	403

(1) In thousands

Source: Statistics Canada

The table indicates that the number of seniors is expected to increase at a greater rate than the general Canadian population. This result is considered to be attributable to a number of factors including progression of the "baby boom" generation through the demographic cycle and longer life spans. Statistics Canada projects that the senior population (80+) as a percentage of the total population will double from 2001 to 2026 (See following chart).

Representation of Seniors as a Percentage of Total Canadian Population



8.00%
4.00%
0.00%
2001
2006
2011
2016
2021
2026
80+
85+

Source: Statistics Canada

Similar population trends are anticipated in the U.S.

- Changing Support Network — A shift away from the traditional family unit, in structure and function, has served to reduce the support network previously enjoyed by seniors.
- Supply of Nursing Home Beds — In Canada and in many states within the U.S., there is a restricted supply of new nursing home beds. Governments limit new supply in order to maintain the financial health of the industry and to keep their funding costs under control. Until recently in Canada, few new nursing home bed licenses were anticipated in the foreseeable future. The shift towards awarding new developments and increasing the number of licensed beds by governments is largely due to the increasing demand for long-term care. In Ontario, the government has now begun an initiative to improve funding for long-term care programs and services including the development of 20,000 new beds by 2004. While in the long term, the industry believes that given the demand demographics, this increased supply will not satisfy the ever increasing demand, in the near term, it is anticipated that there may be a softening in occupancy rates for both retirement homes and nursing homes.
- Stability During Periods of Economic Downturn — The impact of economic downturns on the nursing home industry is generally of minimal consequence. This is due to the fact that while individuals may reduce discretionary spending during times of an economic slowdown, accommodation costs are

considered a necessity. In addition, the fact that nursing homes receive subsidization from governmental agencies is a form of protection from general economic trends. Finally, much of the income received by persons 80 years or older is fixed and predictable as it is generated from pensions and investment vehicles such as RRIF's and other fixed income vehicles.

- Level of Government Regulation — As indicated previously, there is substantial government regulation of the nursing home industry in both Canada and the U.S. These regulations affect both the operational aspects of the delivery of services as well as the net revenues that operators can generate. In addition, industry growth/expansion can also be controlled by the government through the number of licenses granted for new nursing home operations.
- Level of Government Subsidization — Given that the nursing home industry is subsidized by government entities in both Canada and the U.S., the level of government involvement is an important factor to be considered. Trends in government budgetary decisions with respect to social programs are of primary concern. For example, in the U.S., 70% of nursing home revenue is generated from Medicare and Medicaid programs[1] and as such, rate cuts for these programs would have negative ramifications for the industry.
- Legal Environment — In the U.S., patient care lawsuits are of growing concern in the nursing home industry. Nursing homes and especially, the quality of care provided by nursing homes, have been the object of increased scrutiny since mid-1998. Litigation has increased against nursing home operators, which in turn has substantially increased both legal and insurance related costs. The states in which increased litigation is of primary concern are Florida (where due to litigation, insurance rates have become prohibitively expensive), Alabama, California and Texas. CPL REIT does not operate in these states at this time. The industry environment in Canada is far less litigious than in the U.S.

Overview of CPL REIT

CPL REIT was formed in May 1997 by acquiring the nursing home assets and business held at the time by Lodges. It is currently a leading nursing home operator with 89 owned and managed facilities totaling 11,374 beds in Canada and the United States. As at the Valuation Date, CPL REIT also has under development, 17 nursing home properties. Under a long-term contract, RETIREMENT REIT provides both asset management and facility management functions for CPL REIT.

Nursing Homes

CPL REIT owns and operates for its own account, 78 nursing homes with a total resident population of approximately 9,700.

(1) Source: Prudential Securities

In total, 58 of the nursing homes are located in Canada and 20 are located in the United States. The majority of the Canadian nursing homes are located in the province of Ontario. The table that follows provides a general outline of the geographical location of the facilities, and their capacity as at December 31, 2001.

	Number of Homes	Number of Beds
Canada:		
Ontario	39*	4,987
Manitoba	6	1,000
Alberta	5	665
British Columbia	8	1,246
	58	7,898
United States:		
Washington	2	277
Vermont	7	766
New Hampshire	1	108
Connecticut	3	480
Massachusetts	2	109
Maryland	1	78
New Jersey	3	294
Virginia	1	118
	20	2,230
Total	78	10,128

* Includes one home in Quebec

The average occupancy rate for the Canadian nursing homes is 97% for the year ended December 31, 2001 compared with the U.S. homes of 90%. Total net operating income ("**NOI**") generated by the nursing homes was $89 million (before general and administrative expenses) for the year ended December 31, 2001 (based on forecasted 2001 operating results).

We understand that management is pursuing a number of initiatives to grow and develop the nursing home operations. These include increasing the level of health care and other services available to residents and continued expansion by way of acquisitions and development. As at the Valuation Date, CPL REIT also has a total of 17 nursing home properties under development, including one property being rebuilt, providing for an additional 2,010 beds.

Provisions under the Management and Advisory Contracts with RETIREMENT REIT

Through Retirement Residences Operations (REIT) LP ("**RROLP**"), RETIREMENT REIT has an advisory agreement with CPL REIT and management contracts with each of the operating subsidiaries ("**Operator**") of CPL REIT. Each agreement has an initial term of five years (with expiry dates ranging from 2002 to 2003) and will automatically renew for additional five year terms, subject to RROLP's consent and certain rights of termination in favour of CPL REIT (as discussed below).

Pursuant to the contracts, CPL REIT pays management fees, advisory fees, acquisition fees, and disposition fees relating to various services provided by RETIREMENT REIT.

During the initial five-year term, CPL REIT may only terminate the management and advisory contracts if RETIREMENT REIT owns less than 852,045 units of CPL REIT. Thereafter, the agreements may be terminated with 6 months notice upon the approval of ⅔ of CPL REIT's Independent Trustees and ⅔ of CPL REIT's Unitholders. In addition, during the first ten years of the agreements, the management and advisory contracts may not be terminated for financial advantage.

Financial Position

The following table summarizes CPL REIT's forecasted balance sheet as at December 31, 2001 (in thousands):

	Forecast As at December 31, 2001
Assets	
Nursing home business	$763,433
Properties under development	151,687
Other assets	6,513
	$921,633
Liabilities	
Long term debt	$534,421
Convertible debentures	24,845
Other liabilities	49,942
	$609,208
Unitholders' Equity	$312,425
Book Value per unit	$ 12.70

For the purposes of this presentation, the book value of the nursing home business represents the recorded book value of CPL REIT's investment in properties, goodwill and net working capital balances.

Definition of Fair Market Value

For purposes of the Valuation, fair market value is defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arms' length and under no compulsion to act, expressed in terms of money or money's worth. KPMG has made no adjustments to the fair market value of the assets or units of CPL REIT to reflect the liquidity of the units, the effect of the Proposed Transaction or the fact that the units held by individual unitholders do not form part of a controlling interest.

Valuation Approach

The Valuation is based on techniques and assumptions that KPMG considers appropriate in the circumstances. KPMG has determined the fair market value of the assets of CPL REIT (the "**Asset Value**") by determining the fair market value of the nursing home business owned and operated by CPL REIT on a going concern basis and adding the estimated fair market value of other assets held by CPL REIT. The other assets held by CPL REIT include:

- Properties under development;
- Management contracts with third parties; and
- Other assets.

KPMG's calculation of Asset Value includes the net working capital required to operate the nursing home business.

KPMG has determined the fair market value of the units of CPL REIT (the "**Unit Value**") by deducting the fair market value of the liabilities of CPL REIT from the Asset Value and expressing the result on a per unit basis. The liabilities of CPL REIT include mortgages payable and convertible debentures. This approach implicitly determines the en bloc fair market value of the unitholders' equity of CPL REIT on a going concern basis and expresses such value on a per unit basis.

As indicated previously, the operations of CPL REIT are subject to certain management and advisory agreements with RETIREMENT REIT. For valuation purposes, KPMG has assumed that either these contracts will be terminated with an appropriate payment from CPL REIT to RETIREMENT REIT to compensate

RETIREMENT REIT for lost profits over the remaining term of the contracts or the contracts will stay in place until the end of the initial 10-year term (including automatic renewal term for 5 years) and not be renewed thereafter. This assumption has been factored into the Valuation by reflecting the estimated cost of managing CPL REIT with an internal management structure as part of the general and administrative expenses (thereby, increasing the sustainable profitability of CPL REIT) and recognizing a liability equal to the estimated payment by CPL REIT to terminate the contract, calculated as the present value of the profits foregone by RETIREMENT REIT.

Nursing Home Operations

In ascribing value to the nursing home operations of CPL REIT, KPMG considered the profile of likely buyers of the business, or alternatively, the potential markets that the business could be sold into. KPMG concluded that the highest price would be achieved if the business were to be sold, directly or indirectly, into the Canadian REIT market. Accordingly, KPMG's analysis is heavily weighted towards pricing factors inherent in the Canadian REIT market.

KPMG considered it appropriate to use a capitalized earnings approach to value the nursing home operations of CPL REIT. Under the capitalized earnings approach, the maintainable level of future earnings is estimated and then capitalized at an appropriate rate of return. For the purpose of the Valuation, KPMG measured the maintainable level of future earnings on the basis of earnings before interest and other debt costs, income taxes, and depreciation and amortization ("**EBITDA**"). The selection of an appropriate rate of return takes into account the inherent risks, rewards and rate of return required by a prospective purchaser, including the returns inherent in the market price of comparable public companies or REITs. The resulting value represents the value of the assets and business operations underlying the business before consideration of debt.

Determination of EBITDA

For valuation purposes, EBITDA has been calculated as the estimated NOI derived directly from the nursing home operations less the estimated general and administrative ("**G&A**") expenses required to operate the business.

To assess the maintainable NOI for the nursing home operations, KPMG first reviewed the historical operating results for the years ended December 31, 1999 and 2000 and the forecasted operating results for the year ended December 31, 2001. For the purposes of this review, operating results were converted into information on a per resident day basis, which adjusts for part-year results in the case of acquisitions and for changes in results due to changes in occupancy.

A summary of reported revenues, expenses and NOI is summarized as follows (in millions):

	Reported 1999	Reported 2000	Forecast 2001
Revenue	$389	$497	$537
Expenses	320	410	448
NOI (before G&A Expense)	$ 69	$ 87	$ 89
NOI as a % of Revenue	18	17	17

Based on its review, KPMG estimated the maintainable NOI for the nursing home business to be approximately $87.3 million. This estimate reflects adjustments for permanent planned reductions in the number of beds at certain facilities.

From this amount, KPMG has deducted G&A costs of $18.8 million. In arriving at this level of G&A costs, KPMG has assumed that CPL REIT utilized internal management. KPMG estimated maintainable G&A expenses, excluding management and advisory fees paid to RETIREMENT REIT, based on forecast 2001 levels plus an estimate of the G&A expenses that would be incurred by CPL REIT if it performed the services currently contracted out to RETIREMENT REIT. KPMG estimated the present value of CPL REIT's obligations under the terms of its management and advisory contracts with RETIREMENT REIT and recognized this liability in determining the fair market value of CPL REIT.

Based on the foregoing, KPMG estimated the maintainable EBITDA to be in the order of $68.5 million.

Selection of Capitalization Rates or Earnings Multiples

KPMG has selected a range of multiples to be applied to the estimated level of maintainable EBITDA, representing the rate of return on investment that a potential investor would require for an investment in this business. In selecting an EBITDA multiple, KPMG considered the degree of risk associated with the business, its future growth prospects and the following specific factors:

1. General Economic Indicators

The prevailing money market conditions in Canada as at the Valuation Date including other pre-tax investment returns available on relatively risk-free investments such as:

90 Day treasury bills	2.01%
Government of Canada bonds — 5 to 10 years	5.02%
Government of Canada bonds — over 10 years	5.69%

2. Growth Opportunities in Nursing Home Industry

In general, North American demographics support continued high occupancy levels for the nursing home industry. The regulatory nature of the business, while also supporting high occupancy levels, serves to restrict or limit the potential profitability and income growth.

In Ontario, the development of 20,000 newly licensed beds, to begin operations in 2002 and 2003, will increase competition for nursing home owners and operators, at least in the short term.

3. Comparable Transactions and Public Company Multiples

KPMG reviewed the trading multiples of Canadian REITs and U.S. nursing home REITs. Based on average trading prices for the 30-day period ending February 12, 2002, Canadian REITs generally traded in the range of 11 to 14 times trailing EBITDA. The residential REITs (namely, Canadian Apartment Properties REIT ("CAP REIT") and Residential Equities REIT ("RES REIT")), are outside of this range at 15.3 and 14.9 times respectively. CPL REIT's EBITDA multiple on this basis is 13.4 times and RETIREMENT REIT's multiple is 13.2 times.

U.S.-based REITs operating in the nursing home business generally trade at lower EBITDA multiples, ranging from 7.6 to 13.2 times trailing EBITDA.

KPMG has also reviewed available information on transactions relating to individual nursing homes or portfolios. While the multiples for these transactions vary widely, it is KPMG's view that transactions of this nature are generally based on an EBITDA multiple in the range of 9 times to 11 times in Canada and 6 times to 9 times in the U.S., adjusted for the specific factors relating to each transaction.

On the basis of this analysis, KPMG has concluded that the value of the nursing home business of CPL REIT would be maximized if it was sold, directly or indirectly, into the Canadian REIT market. Therefore, KPMG's analysis is heavily weighted towards the multiples inherent in the Canadian REIT market.

KPMG has concluded that it would be appropriate to determine the fair market value of the retirement home business of CPL REIT based on a multiple of 12.75 to 13.0 times the estimated maintainable EBITDA for the business.

Working Capital Deficiency

The nursing home business of CPL REIT typically operates with a working capital deficiency in the range of $10 million to $20 million. KPMG has concluded that some level of working capital deficiency represents a source of capital available to the business that should not be deducted in determining the value of the business. Based on the typical range of working capital deficiency, KPMG concluded that approximately $10 million could be considered a permanent source of capital that should be inherent in the value of the business.

As at December 31, 2001, the forecasted working capital deficiency of CPL REIT was approximately $30 million. Accordingly, KPMG has deducted the excess working capital deficiency of $20 million in arriving at the fair market value of the nursing home business of CPL REIT.

Fair Market Value of Nursing Home Operations

Based on the foregoing, KPMG has estimated the fair market value of the nursing home operations of CPL REIT to be $854.9 million to $872 million, calculated as follows (in millions):

Estimated maintainable EBITDA	$ 68.5	to	$ 68.5
Range of multiples	12.75 x	to	13.0 x
	$873.38		$890.50
Add: Fair market value of non-income producing properties[1]	3.95		3.95
Less: Adjustment for competitive factors[2]	(2.40)		(2.40)
Fair market value before consideration of working capital	$874.93		$892.05
Deduct excess working capital deficiency	(20.00)		(20.00)
Fair market value	$854.93		$872.05

(1) Represents estimated fair market value of head office and land held for development.

(2) Represents estimated impact on value of nursing home operations of CPL REIT due to increased competition as a result of the new build program in Ontario.

Properties Under Development

CPL REIT has 17 properties under development, including one property being rebuilt, which are planned to be complete and fully leased up over 2002 and into the first part of 2003. The lease-up period for each new home is expected to be approximately 4 months. KPMG has assumed even lease-up over this period of 25% per month to full lease-up at 97%. CPL REIT has prepared stabilized earnings projections for all of the homes upon achieving full occupancy of 97%.

For properties that have progressed significantly towards completion (more than ⅓ of hard construction costs have been incurred), KPMG estimated fair market value based on the present value, at a discount rate of 12%, of the cash flows from the homes during lease-up and the estimated stabilized value of the homes based on projected stabilized NOI at an 8.5% capitalization rate, less the costs to complete construction. For properties where development is still in a preliminary stage (less than ⅓ of hard construction costs have been incurred), KPMG estimated fair market value based on the total costs expended to date.

Based on the foregoing, KPMG estimated the fair market value of the properties under development to be $168 million as at the Valuation Date as compared to an estimated book value of $152 million (as at December 31, 2001).

Debt

As at December 31, 2001, the forecast book value of CPL REIT's long-term debt was $534 million. This debt was marked-to-market using a traditional comparative net present value method. The mark-to-market process attributes positive value to those existing instruments with contract rates below market coupons and negative value to those instruments with above market coupons. Based on Government of Canada bond yields and real estate lending spreads as at the Valuation Date, KPMG concluded that marking the fixed rate mortgages to market increased the value of such debt by approximately $5 million. Based on the foregoing, the fair market value of CPL REIT's debt was estimated to be $539 million.

Convertible Debentures

CPL REIT has issued two series of convertible debentures that are publicly traded: a June 2000 issue with a conversion price of $14.25 and an October 2000 issue with a conversion price of $13.25. These debentures have been valued based on their February 12, 2002 trading prices, such that the amount outstanding under each issue was multiplied by its current trading price to arrive at an estimated fair market value of $88.5 million.

Present Value of Management Contracts

As discussed previously, KPMG has ascribed value to the CPL REIT nursing home operations as if the REIT had internalized management and ascribed a corresponding liability representing the present value of the financial obligation of CPL REIT for the remaining term of the management and advisory contracts with RETIREMENT REIT.

Accordingly, and as described above, the G&A expense deducted in arriving at the maintainable EBITDA of the nursing home business represents the expense CPL REIT is expected to incur if it performed these services on it own behalf.

The present value of the obligation of CPL REIT under the management and advisory contracts is factored into KPMG's analysis as a deduction from the estimated fair market value of the business. The present value calculation is estimated in a range based on the present value of the estimated profit component of the future payments to be made by CPL REIT under the contracts with RETIREMENT REIT up to their initial maturity in 5.5 years, at discount rates of 8% to 10%.

Based on the foregoing, the fair market value of the management contract liability is estimated to be in the range of $36 million to $38 million.

Other Assets and Liabilities

The fair market value of other assets and liabilities is estimated as follows (in thousands):

	Estimated Fair Market Value	
	Low	High
Other Assets		
Note receivable	$ 6,513	$ 6,513
Third party management contracts	1,200	2,400
	$ 7,713	$ 8,913
Other Liabilities		
Bank indebtedness	$17,352	$17,352
Future income tax liabilities	nil	nil
Note payable (non-interest bearing)	1,950	1,950
Non-controlling interest	6,513	6,513
	$25,815	$25,815

The note receivable is due from the 20% non-controlling shareholders of a subsidiary, CPL Subacute LLC. The 20% non-controlling interest has been pledged to CPL REIT as security for this loan. CPL REIT has a complete right of set-off with respect to the note receivable and the minority interest. A review of the operations of the U.S. Subacute subsidiary confirms that the fair market value of the 20% interest pledged is more than sufficient to support the note receivable. The note bears interest at a minimum of 10% and a maximum of 12% per annum with repayments to be determined based on attainment of certain levels of earnings. The fair market value of the note receivable as at the Valuation Date is assumed to approximate its forecast book value at December 31, 2001. Because of the complete right of set-off, the fair market value of the non-controlling interest is assumed to be equal to the fair market value of the note receivable.

The fair market value of third party management contracts is estimated at 1 to 2 times adjusted budgeted 2002 gross fees of $1.2 million, or $1.2 million to $2.4 million.

Future income tax liabilities relate to the subsidiaries of CPL REIT and are recorded on the books of CPL REIT as a result of timing differences in net income for accounting purposes and net income for tax purposes. The subsidiaries of CPL REIT are not currently paying cash taxes and KPMG has ascribed no value to these recorded liabilities.

The fair market value of bank indebtedness is assumed to approximate its book value.

The note payable is due to the vendor of Versa-Care Ltd., a subsidiary of CPL REIT, and matures in early 2002. The fair market value of note payable is estimated at $1.95 million, representing the amount due at maturity.

Summary of Fair Market Value

The following table summarizes the fair market value of CPL REIT as at the Valuation Date (in thousands):

	Estimated FMV	
	Low	High
Assets		
Nursing home operations	$ 854,925	$ 872,050
Properties under development	167,990	167,990
Other assets	7,713	8,913
Total Assets	$1,030,628	$1,048,953
Liabilities		
Long term debt	$ 539,014	$ 539,014
Convertible debentures	88,458	88,458
Other liabilities	25,815	25,815
Present value of management and advisory contracts	38,000	36,000
Total Liabilities	$ 691,287	$ 689,287
Unitholders' Equity	$ 339,341	$ 359,666
Unit Value	$ 13.77	$ 14.60
Midpoint	$14.19	

As indicated previously, the value of the nursing home operations is net of working capital. To arrive at the defined Asset Value for purposes of an asset purchase, the current liability component of the working capital should be added back to the total asset value as follows (in thousands):

	Estimated Fair Market Value	
	Low	High
Total Assets (per above)	$1,030,628	$1,048,953
Current liability component of working capital	79,500	79,500
Asset Value	$1,110,128	$1,128,453
Rounded to	$1,110,000	$1,128,000
Midpoint	$1,119,000	

Valuation Conclusion

Based upon and subject to the foregoing, KPMG is of the opinion that, as at the Valuation Date, the Asset Value of CPL REIT is in the range of $1.110 billion to $1.128 billion and the Unit Value of CPL REIT is in the range of $13.77 to $14.60 per unit.

Yours very truly,

KPMG Corporate Finance Inc.

KPMG Corporate Finance Inc.

KPMG Corporate Finance Inc.

Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8265
www.kpmg.ca

The Independent Committee of the Board of Trustees of
CPL Long Term Care Real Estate Investment Trust
c/o Mr. John Crow
Lawrence & Company Inc.
70 York Street
Suite 1500
Toronto, ON
M5J 1S9

And

The Independent Committee of the Board of Trustees of
Retirement Residences Real Estate Investment Trust
c/o The Honourable William Davis
Torys LLP
Suite 3000, Maritime Life Tower
Box 270, Toronto-Dominion Centre
Toronto, Ontario
M5K 1N2

February 15, 2002

Dear Sirs:

RE: Valuation of Retirement Residences Real Estate Investment Trust

KPMG Corporate Finance Inc. ("**KPMG**") understands that CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") and Retirement Residences Real Estate Investment Trust ("**RETIREMENT REIT**") are considering entering into a transaction whereby RETIREMENT REIT will be making an offer to acquire units of CPL REIT and to acquire substantially all of the assets of CPL REIT in consideration for the assumption of liabilities and the issuance of units of RETIREMENT REIT (collectively, the "**Proposed Transaction**"). The specific terms and conditions of the Proposed Transaction are to be described in unitholder disclosure documents including takeover bid and management information circulars (collectively, the "**Circulars**"), which are to be mailed to unitholders of each REIT in connection with the Proposed Transaction.

In connection with the Proposed Transaction, KPMG was engaged by each of the Independent Committee of the Board of Trustees of CPL REIT and the Independent Committee of the Board of Trustees of RETIREMENT REIT (collectively, the "**Independent Committees**") to render a valuation (the "**Valuation**") as at February 12, 2002 (the "**Valuation Date**") of the fair market value of the units of both CPL REIT and RETIREMENT REIT and of the assets of both CPL REIT and RETIREMENT REIT, in accordance with the requirements of Rule 61-501 of the Ontario Securities Commission ("**Rule 61-501**").

This report represents KPMG's opinion of the fair market value of the units and assets of RETIREMENT REIT. KPMG has issued a similar report regarding CPL REIT.

All dollar amounts appearing in this report are expressed in Canadian dollars unless otherwise noted.

Engagement of KPMG by the Independent Committees

KPMG was engaged by each of the Independent Committees pursuant to a joint engagement letter dated December 4, 2001 (the "**Engagement Agreement**"). The terms of the Engagement Agreement provide that KPMG will receive a total fee of $500,000 for its services, payable as to half each by CPL REIT and RETIREMENT REIT. In addition, each of CPL REIT and RETIREMENT REIT has agreed to indemnify KPMG, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fee payable to KPMG is not contingent, in whole or in part, on the success of the Proposed Transaction or on the conclusions reached in the Valuation.

Credentials of KPMG

KPMG is a subsidiary of KPMG LLP, a Canadian professional services firm, delivering assurance, consulting, financial advisory and tax services to individuals and businesses, government and not-for-profit organizations. KPMG's valuation professionals have significant experience in valuing a broad range of companies for various purposes, including security law compliance, fairness opinions, mergers and acquisitions, corporate income tax purposes and litigation matters.

Independence of KPMG

Neither KPMG, nor any of its affiliates and subsidiaries is an insider, associate or affiliate (as those terms are defined in Rule 61-501) of CPL REIT or RETIREMENT REIT or any of their respective affiliates (collectively, the "**Interested Parties**"). Except as independent valuator to the Independent Committee of each of CPL REIT and RETIREMENT REIT, neither KPMG nor any of its affiliates and subsidiaries is an advisor to any of the Interested Parties to the Proposed Transaction.

KPMG and its affiliates and subsidiaries have not been engaged to provide any financial advisory services nor has it had a material financial interest in any transaction involving CPL REIT or RETIREMENT REIT or any of the Interested Parties during the 24 months preceding the date on which KPMG was first retained in respect of the Valuation, except for the prior engagements involving CPL REIT and RETIREMENT REIT as discussed below.

Prior Engagements

KPMG and its affiliates, including KPMG LLP, have performed various professional services for CPL REIT and RETIREMENT REIT in the past. Additionally, KPMG has been engaged previously by other parties to perform services related to the assets and business operations currently held by CPL REIT and RETIREMENT REIT. The nature of such services is summarized below:

- KPMG was engaged by an international financial institution in 1996 to complete a due diligence review and valuation of Central Park Lodges Ltd. ("**Lodges**") in connection with its provision of a revolving credit facility to Lodges. From 1998 to 1999, KPMG was retained by the institution with respect to its ongoing financing of assisted living facilities being acquired by Lodges. KPMG's services comprised due diligence reviews and valuation work.
- In 1997, KPMG was engaged by Lodges to complete a due diligence review in connection with an acquisition of a retirement home business by Lodges.
- In 1997, KPMG provided a valuation opinion as to the aggregate fair market value of the nursing home portfolio of Lodges as at January 31, 1997. KPMG's valuation conclusions were used in connection with the purchase of the portfolio by CPL REIT in respect of the formation of CPL REIT.
- In 1998, KPMG was engaged by Lodges to complete a due diligence review of a retirement and nursing home operator based in the United States.
- In 2000, KPMG provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio of Lodges. KPMG's valuation conclusions were to be used by the company in connection with the potential creation of a North American investment fund.
- In 2001, KPMG provided a valuation opinion as to the aggregate fair market value of the retirement home portfolio and related business of Lodges (the "**Business**") as at December 31, 2000. KPMG's

valuation conclusions were used in connection with the purchase of the Business by RETIREMENT REIT in respect of the formation of RETIREMENT REIT.

The fees paid to KPMG in connection with the mandates outlined above, together with the fees payable to KPMG pursuant to the Engagement Agreement, are not financially material to KPMG. No understandings or agreements exist between KPMG and CPL REIT, RETIREMENT REIT, Lodges, or any of the Interested Parties with respect to future financial advisory services. KPMG may in the future, in the ordinary course of business, perform financial advisory services for CPL REIT, RETIREMENT REIT, Lodges or any of the Interested Parties.

Having reviewed all such circumstances and based on independent legal advice, KPMG believes that it is independent for purposes of Rule 61-501. In addition, each of CPL REIT and RETIREMENT REIT believes that KPMG is qualified and independent within the meaning of Rule 61-501 for purposes of the preparation of the Valuation.

Scope of Review

In connection with the Valuation, KPMG reviewed and relied upon, among other things, the following:

- Drafts of disclosure documentation relating to the Proposed Transaction;
- The final prospectus dated March 30, 2001 in connection with the initial public offering of RETIREMENT REIT;
- Unaudited interim financial statements for RETIREMENT REIT for the period from April 11, 2001 to June 30, 2001 and the three months ended September 30, 2001;
- Forecast financial statements as at December 31, 2001;
- The Initial Annual Information Form pursuant to National Policy 44-101 for RETIREMENT REIT dated October 19, 2001;
- RETIREMENT REIT's consolidated budget for the year ended September 30, 2001;
- Various property specific information including unaudited operating statements for the years ended September 30, 1999, 2000 and 2001, operating budgets for the year ended September 30, 2001, and summary mortgage information;
- Information obtained through discussions with local executive directors and senior executive directors of RETIREMENT REIT with respect to the various retirement homes held by RETIREMENT REIT;
- Various other internal financial and corporate documents supplied to us by management of RETIREMENT REIT;
- Discussions with senior management of RETIREMENT REIT with respect to the information referred to above and other issues deemed relevant;
- A letter of representation received from management of RETIREMENT REIT wherein they confirmed certain representations made to KPMG, including a general representation that they have reviewed a copy of this report in draft form, are satisfied with the valuation concepts and approaches and assumptions adopted by KPMG and that they have no knowledge of any facts or information not specifically noted in our report which, in their view, would reasonably be expected to materially affect the Valuation and the opinion expressed herein;
- Discussions with members of the Independent Committee of the Board of Trustees of RETIRMENT REIT;
- Various research publications prepared by equity research analysts regarding the Canadian real estate investment trust ("**REIT**") market, RETIREMENT REIT, and other selected public companies and REITs considered relevant;
- Public information relating to the business, operations, financial performance and unit trading history of RETIREMENT REIT and other selected Canadian and U.S. public companies and REITs considered relevant;
- Public information relating to recent Canadian and U.S. retirement home and healthcare industry transactions;

- Discussions with individuals knowledgeable of the operations of the retirement home industry in Canada and the U.S.;
- General economic conditions and published market data and other public information as related to the Canadian economy and specifically to the retirement home industry; and
- Other financial, market and industry information and other such analyses as considered relevant and appropriate in the circumstances.

KPMG was granted access to senior management of RETIREMENT REIT and was not, to the best of its knowledge, denied any requested information.

General Assumptions and Limitations

With each Independent Committee's acknowledgement and agreement as provided for in the Engagement Agreement, KPMG has relied upon the accuracy and completeness and fair presentation of all financial and other information, data, advice, opinions or representations obtained by it from public sources or provided to it by management of RETIREMENT REIT (collectively, the "**Information**"). The Valuation is conditional upon the accuracy, completeness and fair presentation of such Information. Subject to the exercise of professional judgment, and except as expressly described herein, KPMG has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information. KPMG has further assumed that financial budgets, forecasts and estimates provided to it and used in its analysis were prepared in good faith.

KPMG's valuation conclusions are based on unaudited reported financial information as at September 30, 2001, and forecast balance sheet and financial information as at December 31, 2001 as compared to the Valuation Date of February 12, 2002. KPMG has assumed that there was no change in the financial position of the company from September 30, 2001 to the Valuation Date which would have a material impact on the value of the assets or units of RETIREMENT REIT, other than as disclosed herein.

A senior officer of RETIREMENT REIT has represented to KPMG in a certificate dated February 15, 2002, among other things, that (i) the Information provided orally by, or in the presence of, officers or employees of RETIREMENT REIT or in writing by RETIREMENT REIT or their respective agents to KPMG relating to RETIREMENT REIT or to the Proposed Transaction, for the purpose of preparing the Valuation was, taken as a whole, at the date the Information was provided to KPMG, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of RETIREMENT REIT and did not and does not omit to state a material fact in respect of RETIREMENT REIT necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to KPMG, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of RETIREMENT REIT and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation; (iii) there are no material independent appraisals or valuations or material non-independent appraisals or valuations relating to RETIREMENT REIT or any material assets or liabilities which have been prepared in the preceding 24 months which have not been provided to KPMG; (iv) there have been no offers for or transactions involving RETIREMENT REIT or any of its securities or material assets made in the preceding 24 months which have not been disclosed to KPMG; (v) there have been no changes to RETIREMENT REIT's operations or financial position between September 30, 2001 and the Valuation Date which would have a material impact on the value of the assets or units of RETIREMENT REIT, other than as disclosed in this report; and (vi) they have reviewed a copy of this report in draft form, are satisfied with the valuation concepts and approaches and assumptions adopted by KPMG and that they have no knowledge of any facts or information not specifically noted in our report which, in their view, would reasonably be expected to materially affect the Valuation and the opinion expressed herein.

In preparing the Valuation, KPMG has made several assumptions, including that all final versions of documents will conform in all material respects to the drafts provided to KPMG, conditions precedent to the completion of the Proposed Transaction can be satisfied in due course, and that all consents, permissions, exemptions or orders of regulatory authorities will be obtained, without adverse conditions or qualifications.

The Valuation is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the Valuation Date and the condition and prospects, financial and otherwise, of

RETIREMENT REIT as they were reflected in the Information and as they have been represented to KPMG in discussions with management of RETIREMENT REIT. In its analyses and in preparing the Valuation, KPMG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of KPMG or any party involved in the Proposed Transaction.

The Valuation has been provided for the use of the respective management, Trustees and advisors to CPL REIT and RETIREMENT REIT and their respective Independent Committees and may not be used by any person or relied upon by any person without the express prior written consent of KPMG. The Valuation is rendered as of the date hereof and KPMG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation that may come or be brought to KPMG's attention after the date hereof or update the Valuation after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation after the date hereof, KPMG reserves the right to change, modify or withdraw the Valuation.

The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. KPMG believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation.

The Retirement Home Industry

The retirement home industry emerged in the early 1980's as a housing alternative for elderly persons who did not require intensive medical care. Retirement home facilities provide supervision and assistance to relatively independent seniors. Transportation, housekeeping, meals, personal care, and other services such as adult day care, vision clinics, rehabilitation programs and health promotion centres are provided. As occupants age, there is a trend toward providing increased healthcare. The driving force behind retirement homes is an emphasis on personal dignity, autonomy, independence, and privacy. The underlying objective is to maintain or enhance residents' ability to remain as independent as possible in a home-like environment that offers limited medical services on site.

The retirement home industry is minimally regulated and is generally operated for profit by the private sector. Unlike nursing homes, these facilities do not require government granted licenses to operate. Retirement homes in Ontario are governed by the Tenant Protection Act of 1997 which sets out the amount by which an existing tenant's rent can be increased on an annual basis. The prescribed rate is 2.9% for 2001 and 3.9% for 2002. Although existing tenant rental revenue increases are controlled, homes are free to negotiate rental increases with new tenants to reflect market rates.

In general, retirement home facilities compete on a free market basis subject to supply and demand. A continual emphasis on marketing efforts, competitive rents, and attractive facilities is critical towards ensuring that occupancy rates remain high. As a large portion of operational costs are fixed, including facilities maintenance and professional staff, increases in occupancy are generally accompanied by a minimal incremental increase in total costs.

The key fundamentals currently affecting the retirement industry are as follows:

- Favourable Demand Demographics — The table below provides a projection of the seniors population (individuals over 70 years of age) relative to the total population for Canada.

	2001	2006	2011	2016	2021	2026
Total Population(1)	31,002	32,229	33,362	34,420	35,382	36,191
70–74	1,012	1,031	1,113	1,366	1,746	1,967
75–79	815	859	880	957	1,182	1,517
80–84	526	628	666	688	757	942
85–89	295	351	423	453	473	527
90 and over	149	212	269	331	374	403

(1) In thousands

Source: Statistics Canada

The table indicates that the number of seniors is expected to increase at a greater rate than the general Canadian population. This result is considered to be attributable to a number of factors including progression of the "baby boom" generation through the demographic cycle and longer life spans. From 2001 to 2026, Statistics Canada projects that the senior population (70+) as a percentage of the total population will grow by 6% (See chart as follows).

Representation of Seniors as a Percentage of Total Canadian Population



16.00%
12.00%
8.00%
4.00%
0.00%
2001
2006
2011
2016
2021
2026
70+
75+
80+
85+

Source: Statistics Canada

Similar population trends are anticipated in the U.S. Currently, the number of people aged 70 or older represent approximately 9% of the total U.S. population. This percentage is expected to rise to 12.7% of the overall population by 2025 according to the U.S. Census Bureau.

- Changing Support Network — A shift away from the traditional family unit, in structure and function, has served to reduce the support network previously enjoyed by seniors.
- Affluence of Seniors — More seniors are retiring with greater retirement assets and income and are now more than ever able to afford the amenities and lifestyle offered by the retirement home industry.
- Fragmented Ownership — The retirement home industry is characterized by a large number of small companies focusing their ownership in a particular geographic area. Large corporate interests, such as RETIREMENT REIT, have been able to and will continue to engage in the acquisition of these smaller operations in order to exploit economies of scale and to create economic gains. The largest owners/operators of retirement homes in Canada include RETIREMENT REIT, Holiday Retirement Corporation/Alert Care, Lifestyle Retirement Communities, Sunrise Assisted Living, and Amica Mature Lifestyles.
- Supply of Nursing Home Beds — The province of Ontario is in its fourth year of a multi-year program to improve funding for long-term care programs and services including the development of 20,000 new beds by 2004. While in the long term, the industry believes that given the demand demographics, this increased supply will not satisfy the ever increasing demand, in the near term, it is anticipated that there may be a softening in occupancy rates for both retirement and nursing homes.
- Stability During Periods of Economic Downturn — The impact of economic downturns on the retirement home industry is generally of minimal consequence. This is due to the fact that while individuals may reduce discretionary spending during times of an economic slowdown, accommodation costs are considered a necessity.

Overview of RETIREMENT REIT

RETIREMENT REIT was formed in April, 2001 by acquiring the existing retirement home assets and business held by Lodges. It is currently the largest owner and operator of retirement homes in Canada. Through separate subsidiary companies, RETIREMENT REIT also operates a home healthcare business ("**Central Health Services**" or "**CHS**") and provides facility management services in Canada and the United States. Under a long-term contract with CPL REIT, RETIREMENT REIT also provides management and advisory services in respect of a portfolio of 89 nursing homes. Approximately 86% of RETIREMENT REIT's earnings is generated from its owned property operations while the balance comes from services and fee-related businesses.

Retirement Home Operations

Retirement Homes

As at December 31, 2001, RETIREMENT REIT owned and operated 76 retirement homes with a total resident population of approximately 7,200.

In total, 68 of the retirement homes are located in Canada and 8 are located in the United States. The majority of the Canadian retirement homes are located in the province of Ontario. The table that follows provides a general outline of the geographical location of the facilities, and their capacity as at December 31, 2001:

	Number of Homes	Number of Suites
Canada:		
Ontario	58	5,442
Quebec	7	897
Alberta	3	388
	68	6,727
United States:		
Oregon	8	337
Total	76	7,064

The retirement home portfolio also includes Waldorf II, a development property that was transferred at cost to RETIREMENT REIT since it is located on the same parcel of land as the Waldorf Adult Residence. Upon stabilization, the purchase price will be adjusted to fair market value.

Excluding Waldorf II, the average occupancy rate for the retirement homes held by RETIREMENT REIT is approximately 93% for the 12 months ended December 31, 2001.

KPMG understands that management is pursuing a number of initiatives to grow and develop the retirement home operations. These include increasing the level of health care and other services available to residents and continued expansion by way of acquisitions and development. RETIREMENT REIT has an agreement with CPD LP ("**CPD**"), a subsidiary of Lodges, whereby CPD develops and constructs retirement homes with a view to selling the homes to RETIREMENT REIT on completion.

Central Health Services

CHS operates out of branches in Ottawa, Toronto, Calgary, Winnipeg and Montreal and employs approximately 2,400 personnel. CHS provides health care personnel and support services to both the home health care and institutional markets. Services in the home health care market are provided to seniors in their home or at a retirement facility and range from companion services and light housekeeping to skilled professional care by trained nurses and therapists. In the institutional market, CHS provides staff relief and supplemental staffing. The largest institutional clients of CHS have traditionally been nursing home facilities.

Management and Advisory Contracts with CPL REIT

Through Retirement Residences Operations (REIT) LP ("**RROLP**"), RETIREMENT REIT has an advisory agreement with CPL REIT and management contracts with each of the operating subsidiaries ("**Operator**") of CPL REIT. Each agreement has an initial term of five years (with expiry dates ranging from 2002 to 2003) and will automatically renew for additional five year terms, subject to the RROLP's consent and certain rights of termination in favour of CPL REIT (as discussed below).

Pursuant to the contracts, RETIREMENT REIT receives management fees, advisory fees, acquisition fees, and disposition fees relating to various services provided to CPL REIT.

During the initial five-year term, CPL REIT may only terminate the management and advisory contracts if RETIREMENT REIT owns less than 852,045 units of CPL REIT. Thereafter, the agreements may be terminated with 6 months notice upon the approval of ⅔ of CPL REIT's Independent Trustees and ⅔ of CPL REIT's Unitholders. In addition, during the first ten years of the agreements, the management and advisory contracts may not be terminated for financial advantage.

Financial Position

The following table summarizes RETIREMENT REIT's forecast balance sheet as at December 31, 2001 (in thousands):

	Forecasted as at December 31, 2001
Assets	
Retirement home operations	$834,055
Management contracts	39,232
Corporate Investments	12,517
Cash and other	16,018
	$901,822
Liabilities	
Mortgages payable	$387,405
Bonds payable	138,000
Bank Loan	6,000
	$531,405
Unitholders' Equity	$370,417
Book Value per unit	$ 9.56

For presentation purposes, the book value of the retirement home operations is comprised of RETIREMENT REIT's investment in retirement home properties and net working capital.

Definition of Fair Market Value

For purposes of the Valuation, fair market value is defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arms' length and under no compulsion to act, expressed in terms of money or money's worth. KPMG has made no adjustments to the fair market value of the assets or units of RETIREMENT REIT to reflect the liquidity of the units, the effect of the Proposed Transaction or the fact that the units held by individual unitholders do not form part of a controlling interest.

Valuation Approach

The Valuation is based on techniques and assumptions that KPMG considers appropriate in the circumstances. KPMG has determined the fair market value of the assets of RETIREMENT REIT (the "**Asset Value**") by determining the fair market value of the retirement home business owned and operated by RETIREMENT REIT on a going concern basis and adding the estimated fair market value of other assets held by RETIREMENT REIT. The other assets held by RETIREMENT REIT include:

- Advisory and management agreements with CPL REIT and other third parties;
- Corporate investments, represented by units in CPL REIT; and
- Other assets.

KPMG's calculation of Asset Value includes the net working capital required to operate the retirement home business.

KPMG has determined the fair market value of the units of RETIREMENT REIT (the "**Unit Value**") by deducting the fair market value of the liabilities of RETIREMENT REIT from the Asset Value and expressing the result on a per unit basis. The liabilities of RETIREMENT REIT include mortgages and bonds payable and a bank loan. This approach implicitly determines the en bloc fair market value of the unitholders' equity of RETIREMENT REIT on a going concern basis and expresses such value on a per unit basis.

Retirement Home Operations

In ascribing value to the retirement home operations of RETIREMENT REIT, KPMG considered the profile of likely buyers of the business, or alternatively, the potential markets that the business could be sold into. KPMG concluded that the highest price would be achieved if the business were to be sold, directly or indirectly, into the Canadian REIT market. Accordingly, KPMG's analysis is heavily weighted towards pricing factors inherent in the Canadian REIT market.

KPMG considered it appropriate to use a capitalized earnings approach to ascribe value to the retirement home operations of RETIREMENT REIT.

Under the capitalized earnings approach, the maintainable level of future earnings is estimated and then capitalized at an appropriate rate of return. For the purposes of the Valuation, KPMG measured the maintainable level of future earnings on the basis of earnings before interest and other debt costs, income taxes, and depreciation and amortization ("**EBITDA**"). The selection of an appropriate rate of return takes into account the inherent risks, rewards and rate of return required by a prospective purchaser, including the returns inherent in the market price of comparable public companies or REIT's. The resulting value represents the value of the assets and business operations underlying the business before consideration of debt.

Determination of EBITDA

For valuation purposes, EBITDA has been calculated as the estimated net operating income ("**NOI**") derived directly from the retirement home operations less the estimated general and administrative ("**G&A**") expenses required to operate the business.

To assess the maintainable NOI for the retirement home operations, KPMG first reviewed the results of the business carried on by RETIREMENT REIT and predecessor companies including the historical operating results for the years ended September 30, 1999, 2000 and 2001, and forecast results to December 31, 2001. This information was reviewed on a consolidated basis as well as on a property-by-property basis.

Based on its review, KPMG considered it appropriate to make certain adjustments to normalize the historical reported NOI. The normalization adjustments that were made consider the following:

- part-year results relating to acquisitions during 1999, 2000 and 2001;
- stabilization of properties in lease-up during 1999 and 2000;
- one-time costs; and
- other normalization adjustments considered appropriate in determining maintainable NOI.

A summary of reported revenues, expenses and NOI by is provided as follows (in millions):

	12 months ended Sept. 30/99	12 months ended Sept. 30/00	12 months ended Sept. 30/01	12 months ended Dec. 31/01 Forecast
Revenue	$167	$199	$209	$211
Expenses	106	125	130	131
NOI (before G&A)	$ 61	$ 74	$ 79	$ 80
Normalization Adjustments	20	10	7	6
Adjusted NOI	$ 81	$ 84	$ 86	$ 86

Based on its analyses, KPMG estimated maintainable NOI for the retirement home operations (including CHS) to be in the order of $86 million. From this amount, KPMG has deducted G&A costs of $14.7 million which is based on an annualization of G&A costs from April 11, 2001 to December 31, 2001. Accordingly, KPMG estimates the maintainable EBITDA of the retirement home operations to be in the order of $71.3 million.

Selection of Capitalization Rates or Earnings Multiples

KPMG has selected a range of multiples to be applied to the estimated level of maintainable EBITDA, representing the rate of return on investment that a potential investor would require for an investment in this business. In selecting an EBITDA multiple, KPMG considered the degree of risk associated with the business, its future growth prospects and the following specific factors:

1. **General Economic Indicators**

The prevailing money market conditions in Canada as at the Valuation Date including other investment returns available on relatively risk-free investments such as:

90 Day treasury bills	2.01%
Government of Canada bonds — 5 to 10 years	5.02%
Government of Canada bonds — over 10 years	5.69%

2. **Growth Opportunities in Retirement Home Industry**

The North American retirement home industry is generally considered to be a growth industry as the demographics of the Canadian and U.S. populations indicate a growing number of senior citizens. The industry has been consolidating for the last 10 years and is expected to continue to consolidate in the future as large operators, such as RETIREMENT REIT, build critical mass to provide more efficient operations. RETIREMENT REIT and its predecessors have shown an ability to acquire and integrate individual homes and portfolios into its operations.

3. **Comparable Transactions and Public Company Multiples**

KPMG reviewed the trading multiples of Canadian REITs and U.S. retirement home REITs. Based on average trading prices for the 30-day period ending February 12, 2002, Canadian REITs generally traded in the range of 11 to 14 times trailing EBITDA. The residential REITs (namely, Canadian Apartment Properties REIT ("CAP REIT") and Residential Equities REIT ("RES REIT"), are outside of this range at 15.3 and 14.9 times respectively. RETIREMENT REIT's EBITDA multiple on this basis is 13.2 times and CPL REIT's multiple is 13.4 times.

U.S. based REITs operating in the retirement home business generally trade at lower EBITDA multiples, ranging from 7.6 to 13.2 times trailing EBITDA.

KPMG has also reviewed available information on transactions relating to individual retirement homes or portfolios. While the multiples for these transactions vary widely, it is KPMG's view that transactions of this nature are generally based on an EBITDA multiple in the range of 10 times to 11 times, adjusted for the specific factors relating to each transaction.

On the basis of this analysis, KPMG has concluded that the value of the retirement home business of RETIREMENT REIT would be maximized if it was sold, directly or indirectly, into the Canadian REIT market. Therefore, KPMG's analysis is heavily weighted towards the multiples inherent in the Canadian REIT market.

Accordingly, KPMG has concluded that it would be appropriate to determine the fair market value of the retirement home business of RETIREMENT REIT based on a multiple of 13.0 to 13.25 times the estimated maintainable EBITDA for the business.

Working Capital Deficiency

The retirement home business of RETIREMENT REIT typically operates with a working capital deficiency of approximately $10 million. KPMG has concluded that some level of working capital deficiency represents a source of capital available to the business which should not be deducted in determining the value of the business. Therefore, KPMG concluded that approximately $10 million could be considered a permanent source of capital that should be inherent in the value of the business.

As at December 31, 2001, the working capital deficiency of RETIREMENT REIT was approximately $13.8 million. Accordingly, KPMG has deducted the excess working capital deficiency of $3 million in arriving at the fair market value of the retirement home business of RETIREMENT REIT.

Fair Market Value of Retirement Home Operations

Based on the foregoing, KPMG has estimated the fair market value of the retirement home operations to be $937 million to $954.8 million, calculated as follows (in $ thousands):

Estimated Maintainable EBITDA	$ 71,300	to	$ 71,300
Range of Multiples	13.0 x	to	13.25 x
Fair Market Value	$926,900		$944,725
Add Waldorf II at cost	13,100		13,100
Fair Market Value before consideration of working capital deficiency	$940,000		$957,800
Deduct excess working capital deficiency	(3,000)		(3,000)
Fair market value of retirement home operations	$937,000		$954,800

Management Contracts

Management and Advisory Contracts with CPL REIT

KPMG reviewed the fee revenues received by RETIREMENT REIT under its management and advisory contracts with CPL REIT for the years ended September 30, 1998, 1999 and 2000, forecast fees for the year ended December 31, 2001, as well as the budgeted fees for the year ending September 30, 2001. KPMG's review indicated that property management fees comprise a substantial portion of the total fee revenue under the contracts.

The contracts, collectively, provide RETIREMENT REIT with a maintainable contribution after expenses (EBITDA) of approximately $7.2 million per annum. The fees earned by RETIREMENT REIT in this respect are expected to increase as CPL REIT grows. KPMG ascribed value to these contracts on the basis of a multiple of EBITDA.

In determining an appropriate multiple to be applied to EBITDA, KPMG considered the multiples inherent in several transactions whereby the management of Canadian REITs was "internalized" and other transactions which, directly or indirectly, involved significant management operations. On the basis of this review, KPMG concluded that a multiple in the range of 4 to 5 times EBITDA was appropriate.

Accordingly, KPMG valued the CPL REIT management and advisory contracts based on 4 times to 5 times the maintainable EBITDA of $7.2 million to arrive at an estimated fair market value of the contracts in the range of $28.8 million to $36 million.

Third Party Management Contracts

In determining the fair market value of the management contracts with third parties, CPD and Lodges, KPMG considered the following specific factors:

- the third party management contracts may be terminated by the respective owners upon 30 to 60 days' notice;
- certain of the Lodges properties are expected to be sold; and
- CPD plans to develop a number of properties each year which the REIT will have an option to acquire. During the lease-up period, these homes will be managed by the REIT for fees. Nevertheless, there is uncertainty as to the sustainable annual number of properties to be developed by CPD as well as the number of properties that will be in lease-up year over year. As a result, there is uncertainty as to the sustainable annual gross fee revenue.

In determining value, KPMG applied a 1 times to 2 times multiple to an estimate of stabilized management fee revenues to arrive at a fair market value of $1.6 million to $3.2 million.

Corporate Investments

Corporate investments primarily reflects RETIREMENT REIT's investment in CPL REIT units. In total, RETIREMENT REIT holds approximately 880,073 units or 4% of the total number of units outstanding of CPL REIT. KPMG has valued the units held based on the weighted average published closing price of the securities over the 30 days ending February 12, 2002. On this basis, the value of the units are estimated at $13.2 million.

Debt

The net book value of the debt of RETIREMENT REIT was as follows as at December 31, 2001 (in millions):

Mortgages	$387
Bonds	138
Total	$525

Mortgages and bonds outstanding at December 31, 2001 were marked-to-market using a traditional comparative net present value method. The mark-to-market process attributes positive value to those existing instruments with contract rates below market coupons and negative value to those instruments with above market coupons. Based on Government of Canada bond yields and real estate lending spreads as at the Valuation Date, KPMG concluded that marking the fixed rate mortgages to market increased the value of such debt by $8 million and that marking the bonds payable to market increased the value of such debt by $1 million. Based on the foregoing, the fair market value of RETIREMENT REIT's debt was estimated to be $534 million as at the Valuation Date.

Other Assets and Liabilities

Other assets and liabilities comprising cash, bank loan and other have been valued at forecasted book value as at December 31, 2001 as follows (in thousands):

Cash and other	$ 16,018
Bank Loan	(6,000)
Total	$(10,018)

Summary of Fair Market Value

The following table summarizes the fair market value of RETIREMENT REIT as at the Valuation Date (in thousands):

	Estimated Fair Market Value	
	Low	High
Assets		
Retirement home operations	$937,000	$ 954,800
Management contracts	30,400	39,200
Corporate investments	14,104	14,104
Cash and other	16,018	16,018
Total Assets	$997,522	$1,024,122
Liabilities		
Mortgages payable	$395,000	$ 395,000
Bonds payable	139,000	139,000
Bank loan	6,000	6,000
Total Liabilities	$540,000	$ 540,000
Unitholders' Equity	$457,522	$ 484,122
Unit Value	$ 11.80	$ 12.49
Rounded to	$ 11.80	$ 12.50
Midpoint	$12.15	

As indicated previously, the value of the retirement home operations is net of working capital. To arrive at the defined Asset Value for purposes of an asset purchase, the current liability component of the working capital should be added back to the total asset value as follows (in $ thousands):

	Estimated Fair Market Value	
	Low	High
Total Assets (per above)	$ 997,522	$1,024,122
Current liability component of working capital	28,848	28,848
Asset Value	$1,026,370	$1,052,970
Rounded to	$1,030,000	$1,050,000
Midpoint	$1,040,000	

Valuation Conclusion

Based upon and subject to the foregoing, KPMG is of the opinion that, as at the Valuation Date, the Asset Value of RETIREMENT REIT is in the range of $1.03 billion to $1.05 billion and the Unit Value of RETIREMENT REIT, is in the range of $11.80 to $12.50 per unit.

Yours very truly,

KPMG Corporate Finance Inc.

KPMG Corporate Finance Inc.

(This page has been left blank intentionally.)

SCHEDULE "C"

FINANCIAL INFORMATION

DOCUMENTS INCORPORATED BY REFERENCE

The following financial information filed with the various securities commissions or similar authorities in each of the provinces of Canada and, where applicable, territories of Canada, are specifically incorporated herein by reference and form an integral part of this Offering Circular:

(a) The audited consolidated balance sheets of Central Park Lodges Ltd. and its Subsidiaries ("Vendorco") as at September 30, 2000 and 1999, the consolidated schedules of income, direct operating expenses and fees for CPL REIT management business of Vendorco for the years ended September 30, 2000, 1999, 1998, 1997 and 1996 and the consolidated statements of cash flows for the years ended September 30, 2000, 1999 and 1998 of Vendorco, together with the notes thereto and the auditors' report thereon, which can be found at pages F-10 to F-22 of the long form prospectus of Retirement REIT dated March 30, 2001, and management's discussion and analysis of operations and financial condition thereon found at pages 82 to 88 of the long form prospectus.

(b) The unaudited consolidated schedules of income, income by geographic segment and fees for CPL REIT management business and the statement of cash flows of Vendorco for the three month periods ended March 31, 2001 and 2000, together with the notes thereto and management's discussion and analysis of operations and financial condition thereon, which can be found at pages F-3 to F-9 and page F-2, respectively, of the short form prospectus of Retirement REIT dated November 6, 2001;

(c) The unaudited interim consolidated financial statements of Retirement REIT for the period from April 11, 2001 to June 30, 2001, together with the notes thereto and management's discussion and analysis of operations and financial condition thereon;

(d) The unaudited interim consolidated financial statements of Retirement REIT for the three months ended September 30, 2001 and for the period from April 11, 2001 to September 30, 2001, together with the notes thereto and management's discussions and analysis of operations and financial condition thereon;

(e) The audited consolidated financial statements of CPL REIT for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon, and management's discussion and analysis of operations and financial condition thereon;

(f) The audited consolidated financial statements of CPL REIT for the years ended December 31, 1999 and 1998, together with the notes thereto and the auditors' report thereon, and management's discussion and analysis of operations and financial condition thereon;

(g) The unaudited interim consolidated financial statements of CPL REIT for the three months ended March 31, 2001, together with the notes thereto and management's discussion and analysis of operations and financial condition thereon;

(h) The unaudited interim consolidated financial statements of CPL REIT for the three months ended, and for the six months ended June 30, 2001, together with the notes thereto and management's discussion and analysis of operations and financial condition thereon; and

(i) The unaudited interim consolidated financial statements of CPL REIT for the three months ended, and for the nine months ended September 30, 2001, together with the notes thereto and management's discussion and analysis of operations and financial condition thereon.

Any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements (together with the accompanying auditors' report), information circulars and annual information forms filed by Retirement REIT or CPL REIT with the various provincial securities commissions or any similar authorities in the provinces of Canada after the date of this Offer and Offering Circular and prior to the termination of the Offer made thereby shall be deemed to be incorporated by reference in the Offer and this Offering Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in the Offer and this Offering Circular shall be deemed to be modified or superseded for purposes of the Offer and the Offering Circular to the extent that a statement contained herein, or in any other subsequently filed documents, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and the Offering Circular.

COMPILATION REPORT

To the Trustees of
Retirement Residences Real Estate Investment Trust

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Retirement Residences Real Estate Investment Trust ("Retirement REIT") as at September 30, 2001 and the pro forma consolidated statements of net income for the nine months ended September 30, 2001 and for the year ended September 30, 2000, which have been prepared for inclusion in the Offering Circular accompanying the Offer dated February 19, 2002 made by Retirement REIT to the holders of the trust units of CPL Long Term Care Real Estate Investment Trust. In our opinion, the pro forma consolidated balance sheet and pro forma consolidated statements of net income have been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

Toronto, Canada
February 19, 2002

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

PRO FORMA CONSOLIDATED BALANCE SHEET

September 30, 2001

(Unaudited)
(in thousands of dollars)

	Notes	Retirement REIT	CPL REIT	Pro Forma Adjustments	Pro Forma
Assets					
Property investments					
Retirement homes		$755,895	$ —	$ —	$ 755,895
Long term care facilities	2(b)	—	746,112	118,323	864,435
Properties under development	2(b)	13,072	102,686	86,127	201,885
Goodwill and deferred charges	2(b)(e)	—	50,635	(40,247)	10,388
Management contracts	2(b)(e)	40,138	—	(35,852)	4,286
Corporate investments	2(b)	12,746	—	(11,825)	921
Accounts receivable	2(c)	22,549	54,201	(1,494)	75,256
Future income taxes	2(b)	—	1,561	(1,561)	—
Cash	2(d)	2,176	—	26,000	28,176
		$846,576	$955,195	$ 139,471	$ 1,941,242
Liabilities					
Mortgages payable	2(b)	$338,618	$476,760	$ 5,000	$ 820,378
Bonds payable		138,000	—	—	138,000
Bank loans		14,500	56,699	—	71,199
Convertible debentures — debt portion	2(b)	—	27,681	(959)	26,722
Accounts payable	2(b)(c)	24,392	70,161	5,829	100,382
Future income taxes	2(b)	—	26,758	3,642	30,400
Non-controlling interest		—	5,527	—	5,527
		515,510	663,586	13,512	1,192,608
Unitholders' Equity					
Convertible debentures — equity portion	2(b)	—	57,857	5,025	62,882
Units issued and undistributed earnings	2(a)(b)(d)	331,066	233,752	120,934	685,752
		$846,576	$955,195	$ 139,471	$ 1,941,242

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

PRO FORMA CONSOLIDATED

STATEMENT OF NET INCOME

For The Nine Months Ended September 30, 2001
(Unaudited)
(in thousands of dollars except per unit amounts)

	Notes	Pro Forma Retirement REIT (Note 5)	CPL REIT	Adjustments (Note 2)	Pro Forma
Retirement Operations					
Retirement Home Revenue		$143,248	$ —	$ —	$ 143,248
Retirement Home Operating Expenses		(85,521)	—	—	(85,521)
Retirement Home Operating Income		57,727	—	—	57,727
Home Health Care Operations					
Home Health Care Revenue		14,397	—	—	14,397
Home Health Care Expenses		(12,373)	—	—	(12,373)
Home Health Care Operating Income		2,024	—	—	2,024
Long Term Care Operations					
Long Term Care Revenue		—	400,871	—	400,871
Long Term Care Operating Expenses		—	(332,260)	—	(332,260)
Long Term Care Operating Income		—	68,611	—	68,611
CPL REIT Fee Income					
Advisory	2(e)	2,316	—	(2,316)	—
Management	2(e)	2,865	—	(2,865)	—
CPL REIT Income	2(f)	302	—	(302)	—
CPL REIT Fee Income		5,483	—	(5,483)	—
Other Income and Expenses					
Lodges Fee Income[(1)]		1,145	—	—	1,145
Other Income		696	—	—	696
General and Administrative and Trust Expenses	2(g)	(11,111)	(18,111)	4,488	(24,734)
		(9,270)	(18,111)	4,488	(22,893)
Income Before Undernoted Items (EBITDA)		55,964	50,500	(995)	105,469
Interest Expense		25,752	25,627	—	51,379
Income before Depreciation, Amortization and Income Tax		30,212	24,873	(995)	54,090
Depreciation and Amortization	2(h)	10,195	23,662	(10,877)	22,980
Future Income Tax Benefit	2(i)	—	(5,446)	1,720	(3,726)
Current Income Tax		—	273	—	273
Net Income		$ 20,017	$ 6,384	$ 8,162	$ 34,563
Units (weighted average)	7	34,952	21,724		59,956
Units — Diluted (weighted average)	7	35,118	21,862		59,956
Net Income per Unit		$ 0.57	$ 0.09		$ 0.50
Diluted Net Income per Unit		$ 0.57	$ 0.09		$ 0.50

(1) Central Park Lodges Ltd. ("Lodges" or "Vendorco")

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

PRO FORMA CONSOLIDATED

STATEMENT OF NET INCOME

For The Year Ended September 30, 2000
(Unaudited)
(in thousands of dollars except per unit amounts)

	Notes	Vendorco Sept. 30, 2000	CPL REIT Dec. 31, 2000	Adjustments (Note 2)	Pro Forma
Retirement Operations					
Retirement Home Revenue		$ 179,505	$ —	$ —	$ 179,505
Retirement Home Operating Expenses		(107,802)	—	—	(107,802)
Retirement Home Operating Income		71,703	—	—	71,703
Home Health Care Operations					
Home Health Care Revenue		19,030	—	—	19,030
Home Health Care Expenses		(17,171)	—	—	(17,171)
Home Health Care Operating Income		1,859	—	—	1,859
Long Term Care Operations					
Long Term Care Revenue		—	501,579	—	501,579
Long Term Care Operating Expenses		—	(410,804)	—	(410,804)
Long Term Care Operating Income		—	90,775	—	90,775
CPL REIT Fee Income					
Advisory	2(e)	2,633		(2,633)	
Management	2(e)	5,227	—	(5,227)	—
CPL REIT Income	2(f)	520	—	(520)	—
CPL REIT Fee Income		8,380	—	(8,380)	—
Other Income and Expenses					
Lodges Fee Income		—	—	1,361	1,361
Other Income		370	—	—	370
General and Administration and Trust Expenses	2(g)	(13,897)	(21,372)	5,305	(29,964)
		(13,527)	(21,372)	6,666	(28,233)
Income Before Undernoted Items (EBITDA)		68,415	69,403	(1,714)	136,104
Interest Expense		32,939	37,822	—	70,761
Income before Depreciation, Amortization and Income Tax		35,476	31,581	(1,714)	65,343
Depreciation and Amortization	2(h)	13,370	20,547	(4,264)	29,653
Future Income Tax Benefit	2(i)	—	(4,358)	947	(3,411)
Current Income Tax			414	—	414
Net Income		$ 22,106	$ 14,978	$ 1,603	$ 38,687
Units (weighted average)	7	34,952	19,686		57,519
Units — Diluted (weighted average)	7	35,118	19,780		57,519
Net Income per Unit		$ 0.63	$ 0.67		$ 0.64
Diluted Net Income per Unit		$ 0.63	$ 0.67		$ 0.64

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AND CONSOLIDATED STATEMENTS OF NET INCOME

As at September 30, 2001, for the Nine Months Ended September 30, 2001 and for the Year Ended September 30, 2000
(Unaudited)
(in thousands of dollars except per unit amounts)

1. BASIS OF PRESENTATION

On February 19, 2002, Retirement Residences Real Estate Investment Trust ("Retirement REIT") notified its Unitholders that it had entered into an agreement (the "Agreement") pursuant to which, subject to certain conditions, CPL Long Term Care Real Estate Investment Trust ("CPL REIT") will transfer substantially all of its assets to Retirement REIT in exchange for units of Retirement REIT (the "Transaction").

References to Vendorco represent the net assets of Central Park Lodges Limited and its subsidiaries which were acquired by Retirement REIT on April 11, 2001.

Completion of the Transaction is subject to various conditions, including the approval of Unitholders of CPL REIT and Retirement REIT and various lender and regulatory consents.

The accompanying pro forma consolidated balance sheet and statements of net income ("pro forma statements") have been prepared from information derived from the published financial statements of Retirement REIT as at and for the nine months ended September 30, 2001 (unaudited), Vendorco as at and for the three months ended March 31, 2001 (unaudited) and for the year ended September 30, 2000 (audited), and CPL REIT as at and for the nine months ended September 30, 2001 (unaudited) and for the year ended December 31, 2000 (audited).

In the opinion of management of Retirement REIT, these pro forma statements include all material adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada ("GAAP"). The pro forma consolidated balance sheet gives effect to the Transaction as described above and in note 2 as if it had occurred on the balance sheet date, while the pro forma consolidated statements of net income give effect to the Transaction as if it had occurred on October 1, 1999 as well as if the acquisition of the net assets of Vendorco had occurred on October 1, 1999.

For financial reporting purposes, the acquisition of the units of CPL REIT by Retirement REIT will be accounted for by using the purchase method of accounting. As consideration for the net assets purchased, Retirement REIT will issue 28.5 million units (which excludes the 880,073 units currently owned by Retirement REIT) to CPL REIT.

These pro forma statements may not be indicative of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated, or of the results which may be obtained in the future.

The pro forma statements should be read in conjunction with the published unaudited consolidated financial statements of Retirement REIT as at and for the period ended September 30, 2001. The accounting policies used in the preparation of the pro forma statements are in accordance with those used in the preparation of the published financial statements of Retirement REIT as at and for the nine month period ended September 30, 2001 except for the following:

(a) **Properties under development**

Costs incurred in establishing new long term care facilities are capitalized as properties under development. Once a property is designated as an operating property depreciation commences. The facility is designated as an operating property at the earlier of up to 24 months after completion or upon the attainment of positive operating income after property specific debt service costs.

(b) **Future income taxes**

Retirement REIT uses the liability method of tax allocation in accounting for future income taxes. Under this method temporary differences between the tax basis and accounting basis result in either future income tax assets or liabilities. The Trust computes its future income taxes using enacted or substantially enacted rates for the years in which differences are expected to reverse. In addition, future income tax assets and liabilities arising in connection with a business acquisition recognized under the purchase method of accounting are recorded as part of the allocation of the purchase price.

(c) **EBITDA**

EBITDA represents earnings before interest, income taxes and depreciation and amortization and excludes writedowns and provisions for diminution in value of property investments and other assets and gains and losses on the disposition of property investments and other assets.

(in thousands of dollars except per unit amounts)

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma assumptions and adjustments are described as follows and are based upon available information and certain assumptions that management believes are reasonable:

(a) The terms of the Agreement contain various choices to be elected upon by the CPL REIT Unitholders, the effect of which is an exchange, of all the outstanding units of CPL REIT for 28.5 million units of Retirement REIT based upon an exchange rate of 1.20 Retirement REIT units for each CPL REIT unit. For the purposes of the pro forma statements, Retirement REIT units to be issued have been ascribed a value of $12.39 per unit, which is the ten day average closing price of those units at February 12, 2002, resulting in an aggregate consideration of $353,186. The pro forma statements herein reflect the completion of the Transaction.

(b) The following table shows the assumption made with respect to the allocation of the aggregate purchase price to net assets and the adjustment necessary to CPL REIT's historical cost carrying values at September 30, 2001:

Cost of CPL REIT interest owned prior to this offer	$ 11,825
Consideration paid (28.5 million units of Retirement REIT issued at $12.39 per unit)	353,186
	365,011
Fair value of options	1,500
Estimated related fees and expenses	8,300
Cost of acquisition	374,811
Book value of net assets acquired	259,752
Purchase price discrepancy	$115,059
The purchase price discrepancy has been allocated as follows:	
Long term care facilities	$118,323
Properties under development	86,127
Goodwill and deferred charges	(38,747)
Convertible debentures — debt portion	959
Convertible debentures — equity portion	(5,025)
Accounts payable	977
Future income taxes	(5,203)
Mortgages payable	(5,000)
Management contracts	(37,352)
	$115,059

(c) Pro forma adjustments have been made in the amount of $1,494 to eliminate the management fees receivable and payable between Retirement REIT and CPL REIT.

(d) The pro forma Consolidated Balance Sheet has been adjusted to give effect to the issuance by CPL REIT of 2,062,500 units at $13.35 per unit for proceeds, net of issuance costs, of $26,000 which were issued subsequent to September 30, 2001.

(e) Management fees and advisory fees have been adjusted to reflect the cancellation of the Advisory Agreement between Retirement REIT and CPL REIT and an amendment to the Management Agreement to effectively make it an internal arrangement that will be eliminated in the consolidated financial statements. The remaining amount for management contracts reflects the fair value of third party management contracts.

(f) CPL REIT income has been adjusted to eliminate the equity distribution income on the CPL REIT units previously held by Retirement REIT.

(g) Pro forma adjustments have been made to eliminate the management and advisory fees paid by CPL REIT to Retirement REIT.

(h) Depreciation and amortization has been adjusted to reflect the pro forma value of CPL REIT properties and other assets and intangibles with defined useful lives at the assumed acquisition date.

(in thousands of dollars except per unit amounts)

2. **PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)**

(i) A pro forma adjustment has been made to reflect the effect of the acquisition using the liability method of tax allocation at enacted or substantively enacted rates. Under this method, temporary differences between the tax basis and accounting basis of assets and liabilities results in future income tax assets or liabilities.

(j) A pro forma adjustment has been made to reflect the contract between a subsidiary of Vendorco and Retirement REIT to provide various management services.

(k) Pro forma per unit calculations give effect to the issuance of the additional units of Retirement REIT for the acquisition of CPL REIT as if the units had been issued on October 1, 1999 based on the weighted average number of CPL REIT units outstanding during the pro forma period and also give effect to the units issued on the acquisition of the net assets of Vendorco as if they had also been issued on October 1, 1999. The pro forma per unit calculations do not give effect to units issued by CPL REIT and Retirement REIT subsequent to September 30, 2001.

(l) Subsequent to September 30, 2001 additional units were issued by CPL REIT and Retirement REIT as outlined in notes 2(d) and 8(a), which have been used in computing the pro forma balance sheet (see note 2(b)).

	000's			
	Retirement REIT	CPL REIT	Exchange Ratio	Total[1]
Number of units outstanding at September 30, 2001	34,952	22,522	1.20	60,922
Number of units issued subsequent to September 30, 2001	3,813	2,113	1.20	6,349
Total	38,765	24,635	1.20	67,271

(1) Reflects the elimination of the units of CPL REIT currently owned by Retirement REIT at the exchange ratio.

3. **ITEMS NOT ADJUSTED**

The pro forma statements do not give effect to reductions in operating and general and administrative and trust expenses which management of Retirement REIT believe may occur as a result of combining the two entities.

4. **PRO FORMA DISTRIBUTABLE INCOME**

Distributable income is defined as net income of Retirement REIT and its consolidated subsidiaries, as determined in accordance with Canadian generally accepted accounting principles, subject to the following adjustments as set out in the Declaration of Trust: adding back depreciation, amortization of licenses and goodwill to the computation; excluding any gains or losses on the disposition of any asset; and any other adjustments determined by the Trustees.

(in thousands of dollars except per unit amounts)

4. PRO FORMA DISTRIBUTABLE INCOME (Continued)

Pro forma distributable income for the nine months ended September 30, 2001 is as follows:

	Notes	Pro Forma Retirement REIT	CPL REIT	Adjustments (Note 2)	Pro Forma
Net Income		$20,017	$ 6,384	$ 8,162	$34,563
Add					
Future Income Tax Benefit		—	(5,446)	1,720	(3,726)
CPL REIT Distributions in Excess of Income		461	—	(461)	—
Depreciation and Amortization		10,195	23,662	(10,877)	22,980
Distributable Income		$30,673	$24,600	$ (1,456)	$53,817
Units (weighted average)	7	34,952	21,724		59,956
Units — Diluted (weighted average)	7	35,118	28,015		67,390
Distributable Income per Unit		$ 0.88	$ 1.13		$ 0.90
Diluted Distributable Income per Unit		$ 0.87	$ 0.97		$ 0.83

Pro forma distributable income for each of the quarters in the nine month period ended September 30, 2001 is as follows:

	Notes	Three months ended March 31, 2001 (Note 6(i)(a))	Three months ended June 30, 2001 (Note 6(i)(a))	Three months ended September 30, 2001 (Note 6(i)(a))	Nine months ended September 30, 2001 (Note 6(i)(a))
Net Income		$ 8,150	$14,386	$12,027	$34,563
Add:					
Future Income Tax Benefit		(389)	(3,781)	444	(3,726)
Depreciation and Amortization		7,081	7,928	7,971	22,980
Distributable Income		$14,842	$18,533	$20,442	$53,817
Units (weighted average)	7	58,182	60,765	60,890	59,956
Units — Diluted (weighted average)	7	65,616	68,199	68,324	67,390
Distributable Income per Unit		$ 0.26	$ 0.30	$ 0.34	$ 0.90
Diluted Distributable Income per Unit		$ 0.24	$ 0.28	$ 0.31	$ 0.83

(in thousands of dollars except per unit amounts)

4. PRO FORMA DISTRIBUTABLE INCOME (Continued)

Pro forma distributable income for the year ended September 30, 2000 is as follows:

	Notes	Pro Forma Retirement REIT	CPL REIT	Adjustments (Note 2)	Pro Forma
Net Income		$22,106	$14,978	$ 1,603	$38,687
Add					
Future Income Tax Benefit		—	(4,358)	947	(3,411)
CPL REIT Distributions in Excess of Income		860	—	(860)	—
Depreciation and Amortization		13,370	20,547	(4,264)	29,653
Distributable Income		$36,336	$31,167	$ (2,574)	$64,929
Units (weighted average)	7	34,952	19,686		57,519
Units — Diluted (weighted average)	7	35,118	21,526		59,727
Distributable Income per Unit		$ 1.04	$ 1.58		$ 1.13
Diluted Distributable Income per Unit		$ 1.03	$ 1.50		$ 1.11

5. COMPILATION OF PRO FORMA RETIREMENT REIT CONSOLIDATED NET INCOME STATEMENTS

The pro forma consolidated statement of net income of Retirement REIT for the nine months ended September 30, 2001, which gives effect to the acquisition of the net assets of Vendorco as if it had occurred on October 1, 1999, is comprised of the following components extracted from previously published statements and certain pro forma adjustments described below:

	Vendorco Jan. 1 — Mar. 31, 2001	Adjustments[1]	Retirement REIT Apr. 11 — Sept. 30, 2001	Pro Forma Nine Months Ended September 30, 2001
Retirement Operations				
Retirement Home Revenue	$ 47,434	$ 5,275	$ 90,539	$143,248
Retirement Home Operating Expenses	(29,082)	(3,068)	(53,371)	(85,521)
Retirement Home Operating Income	18,352	2,207	37,168	57,727
Home Health Care Operations				
Home Health Care Revenue	4,654	545	9,198	14,397
Home Health Care Expenses	(4,005)	(451)	(7,917)	(12,373)
Home Health Care Operating Income	649	94	1,281	2,024
CPL REIT Fee Income:				
Advisory	668	93	1,555	2,316
Management	947	115	1,803	2,865
CPL REIT Income	104	—	198	302
CPL REIT Fee Income	1,719	208	3,556	5,483
Other Income and Expenses				
Lodges Fee Income	—	345	800	1,145
Other Income	218	29	449	696
General and Administrative and Trust Expenses	(3,646)	(653)	(6,812)	(11,111)
	(3,428)	(279)	(5,563)	(9,270)
Income Before Undernoted Items (EBITDA)	17,292	2,230	36,442	55,964
Interest Expense	8,487	952	16,313	25,752
Income before Depreciation and Amortization	8,805	1,278	20,129	30,212
Depreciation and Amortization	2,820	747	6,628	10,195
Net Income	$ 5,985	$ 531	$ 13,501	$ 20,017

(1) Adjustments include the operations of Vendorco from April 1 to April 10, 2001 which are a proration of the actual month of April 2001 for Retirement REIT. Pro forma adjustments have been made to Lodges fee income, general and administrative and trust expenses and depreciation and amortization to give effect to the Retirement REIT initial public offering as though it occurred on January 1, 2001.

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AND CONSOLIDATED STATEMENTS OF NET INCOME (Continued)

As at September 30, 2001, for the Nine Months Ended September 30, 2001 and for the Year Ended September 30, 2000
(Unaudited)
(in thousands of dollars except per unit amounts)

6. (i) PRO FORMA STATEMENT OF CONSOLIDATED NET INCOME

(a) The following presents the pro forma consolidated statement of net income for the nine months ended September 30, 2001 on a quarterly basis after giving effect to the Transaction and the acquisition of the net assets of Vendorco:

	Pro Forma Vendorco and CPL REIT Quarter Ended March 31, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended June 30, 2001	Pro Forma Retirement REIT and CPL REIT Quarter Ended September 30, 2001	Pro Forma
	Note 6(ii)(a)	Note 6(ii)(b)	Note 6(ii)(c)	
Retirement Operations				
Retirement Home Revenue	$ 47,434	$ 47,661	$ 48,153	$ 143,248
Retirement Home Operating Expenses	(29,082)	(28,043)	(28,396)	(85,521)
Retirement Home Operating Income	18,352	19,618	19,757	57,727
Home Health Care Operations				
Home Health Care Revenue	4,654	4,845	4,898	14,397
Home Health Care Expenses	(4,005)	(4,118)	(4,250)	(12,373)
Home Health Care Operating Income	649	727	648	2,024
Long Term Care Operations				
Long Term Care Revenue	130,148	133,717	137,007	400,871
Long Term Care Operating Expenses	(109,051)	(110,564)	(112,646)	(332,260)
Long Term Care Operating Income	21,097	23,153	24,361	68,611
Other Income and Expenses				
Lodges Fee Income	310	404	431	1,145
Other Income	218	150	328	696
General and Administrative and Trust Expenses	(7,896)	(8,497)	(8,341)	(24,734)
	(7,368)	(7,943)	(7,582)	(22,893)
Income Before Undernoted Items (EBITDA)	32,730	35,555	37,184	105,469
Interest Expense	17,781	16,957	16,641	51,379
Income before Depreciation and Amortization and Income Tax	14,949	18,598	20,543	54,090
Depreciation and Amortization	7,081	7,928	7,971	22,980
Future Income Tax (Benefit) Expense	(389)	(3,781)	444	(3,726)
Current Income Tax	107	65	101	273
Net Income	$ 8,150	$ 14,386	$ 12,027	$ 34,563

RETIREMENT RESIDENCES REAL ESTATE INVESTMENT TRUST

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AND CONSOLIDATED STATEMENTS OF NET INCOME (Continued)

As at September 30, 2001, for the Nine Months Ended September 30, 2001 and for the Year Ended September 30, 2000 (Unaudited) (in thousands of dollars except per unit amounts)

6. (ii) QUARTERLY PRO FORMA STATEMENTS OF CONSOLIDATED NET INCOME (GIVING EFFECT TO THE COMBINATION WITH CPL REIT)

(a) **For the quarter ended March 31, 2001**

	Vendorco	CPL REIT	Adjustments[1]	Pro Forma
Retirement Operations				
Retirement Home Revenue	$ 47,434	$ —	$ —	$ 47,434
Retirement Home Operating Expenses	(29,082)	—	—	(29,082)
Retirement Home Operating Income	18,352	—	—	18,352
Home Health Care Operations				
Home Health Care Revenue	4,654	—	—	4,654
Home Health Care Expenses	(4,005)	—	—	(4,005)
Home Health Care Operating Income	649	—	—	649
Long Term Care Operations				
Long Term Care Revenue	—	130,148	—	130,148
Long Term Care Operating Expenses	—	(109,051)	—	(109,051)
Long Term Care Operating Income	—	21,097	—	21,097
CPL REIT Fee Income				
Advisory	668	—	(668)	—
Management	947	—	(947)	—
CPL REIT Income	104	—	(104)	—
CPL REIT Fee Income	1,719	—	(1,719)	—
Other Income and Expenses				
Lodges Fee Income	—	—	310	310
Other Income	218	—	—	218
General and Administrative and Trust Expenses	(3,646)	(5,477)	1,227	(7,896)
	(3,428)	(5,477)	1,537	(7,368)
Income Before Undernoted Items (EBITDA)	17,292	15,620	(182)	32,730
Interest Expense	8,487	9,294	—	17,781
Income before Depreciation and Amortization and Income Tax	8,805	6,326	(182)	14,949
Depreciation and Amortization	2,820	5,891	(1,630)	7,081
Future Income Tax Benefit	—	(201)	(188)	(389)
Current Income Tax	—	107	—	107
Net Income	$ 5,985	$ 529	$ 1,636	$ 8,150

(1) Adjustments are as a result of the combination of both REITs as if they had been combined for the full quarter.

(in thousands of dollars except per unit amounts)

6. (ii) QUARTERLY PRO FORMA STATEMENTS OF CONSOLIDATED NET INCOME (GIVING EFFECT TO THE COMBINATION WITH CPL REIT) (Continued)

(b) **For the quarter ended June 30, 2001**

	Retirement REIT April 11 — June 30, 2001	CPL REIT April 1 — June 30, 2001	Adjustments[1]	Pro Forma
Retirement Operations				
Retirement Home Revenue	$ 42,386	$ —	$ 5,275	$ 47,661
Retirement Home Operating Expenses	(24,975)	—	(3,068)	(28,043)
Retirement Home Operating Income	17,411	—	2,207	19,618
Home Health Care Operations				
Home Health Care Revenue	4,300	—	545	4,845
Home Health Care Expenses	(3,667)	—	(451)	(4,118)
Home Health Care Operating Income	633	—	94	727
Long Term Care Operations				
Long Term Care Revenue	—	133,717	—	133,717
Long Term Care Operating Expenses	—	(110,564)	—	(110,564)
Long Term Care Operating Income	—	23,153	—	23,153
CPL REIT Fee Income				
Advisory	739	—	(739)	—
Management	842	—	(842)	—
CPL REIT Income	104	—	(104)	—
CPL REIT Fee Income	1,685	—	(1,685)	—
Other Income and Expenses				
Lodges Fee Income	369	—	35	404
Other Income	121	—	29	150
General and Administrative and Trust Expenses	(3,262)	(6,392)	1,157	(8,497)
	(2,772)	(6,392)	1,221	(7,943)
Income Before Undernoted Items (EBITDA)	16,957	16,761	1,837	35,555
Interest Expense	7,566	8,439	952	16,957
Income before Depreciation and Amortization and Income Tax	9,391	8,322	885	18,598
Depreciation and Amortization	2,919	10,970	(5,961)	7,928
Future Income Tax Benefit	—	(5,288)	1,507	(3,781)
Current Income Tax	—	65	—	65
Net Income	$ 6,472	$ 2,575	$ 5,339	$ 14,386

(1) Adjustments include the operations of Vendorco from April 1 to April 10, 2001, which are a proration of the actual month of April 2001 for Retirement REIT along with the adjustments resulting from the combination of both REITs as if they had been combined for the full quarter.

(in thousands of dollars except per unit amounts)

6. (ii) **QUARTERLY PRO FORMA STATEMENTS OF CONSOLIDATED NET INCOME (GIVING EFFECT TO THE COMBINATION WITH CPL REIT) (Continued)**

(c) **For the quarter ended September 30, 2001**

	Retirement REIT	CPL REIT	Adjustments[1]	Pro Forma
Retirement Operations				
Retirement Home Revenue	$ 48,153	$ —	$ —	$ 48,153
Retirement Home Operating Expenses	(28,396)	—	—	(28,396)
Retirement Home Operating Income	19,757	—	—	19,757
Home Health Care Operations				
Home Health Care Revenue	4,898	—	—	4,898
Home Health Care Expenses	(4,250)	—	—	(4,250)
Home Health Care Operating Income	648	—	—	648
Long Term Care Operations				
Long Term Care Revenue	—	137,007	—	137,007
Long Term Care Operating Expenses	—	(112,646)	—	(112,646)
Long Term Care Operating Income	—	24,361	—	24,361
CPL REIT Fee Income				
Advisory	816	—	(816)	—
Management	961	—	(961)	—
CPL REIT Income	94	—	(94)	—
CPL REIT Fee Income	1,871	—	(1,871)	—
Other Income and Expenses				
Lodges Fee Income	431	—	—	431
Other Income	328	—	—	328
General and Administrative and Trust Expenses	(3,550)	(6,242)	1,451	(8,341)
	(2,791)	(6,242)	1,451	(7,582)
Income Before Undernoted Items (EBITDA)	19,485	18,119	(420)	37,184
Interest Expense	8,747	7,894	—	16,641
Income before Depreciation and Amortization and Income Tax	10,738	10,225	(420)	20,543
Depreciation and Amortization	3,709	6,801	(2,539)	7,971
Future Income Tax Expense	—	43	401	444
Current Income Tax	—	101	—	101
Net Income	$ 7,029	$ 3,280	$ 1,718	$ 12,027

(1) Adjustments are as a result of the combination of both REITS as if they had been combined for the full quarter.

(in thousands of dollars except per unit amounts)

7. PRO FORMA PER UNIT CALCULATIONS

Pro forma net income per unit calculations are based on the following:

	Nine Months Ended September 30, 2001		Year Ended September 30, 2000	
	$	Weighted Average Units	$	Weighted Average Units
		(000's)		(000's)
Pro forma net income	$34,563	59,956	$38,687	57,519
Accretion on equity component of convertible debentures	(4,383)	—	(1,784)	—
Pro forma basic net income	$30,180	59,956	$36,903	57,519

Pro forma distributable net income per unit calculations are based on the following:

Nine months ended September 30, 2001

	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Nine Months Ended September 30, 2001	
	$	Weighted Average Units	$	Weighted Average Units	$	Weighted Average Units	$	Weighted Average Units
		(000's)		(000's)		(000's)		(000's)
Pro forma basic distributable net income	$14,842	58,182	$18,533	60,765	$20,442	60,890	$53,817	59,956
Convertible debenture interest	844	7,434	818	7,434	763	7,434	2,425	7,434
Pro forma diluted distributable net income	$15,686	65,616	$19,351	68,199	$21,205	68,324	$56,242	67,390

Year ended September 30, 2000

	$	Weighted Average Units
		(000's)
Pro forma basic distributable net income	$64,929	57,519
Convertible debenture interest	1,140	2,208
Pro forma diluted distributable net income	$66,069	59,727

8. SUBSEQUENT EVENTS

(a) Subsequent to September 30, 2001, Retirement REIT filed a prospectus in connection with its sale to a syndicate of underwriters of 3,795,000 Retirement REIT units at $11.75 per unit to raise gross proceeds of $44,600. The transaction closed on November 19, 2001. Retirement REIT used the proceeds to pay the cash portion of the purchase price of the acquisitions described below. The balance of the net proceeds of the offering was used to pay down Retirement REIT's short-term banking facilities.

(b) Subsequent to September 30, 2001 Retirement REIT acquired three of the Initial Lease-up Projects, known as the Colonel By Retirement Residence, Kingsway Retirement Residence and Riverbend Retirement Residences, for approximately $31,000, $34,000 and $22,000, respectively. Retirement REIT also acquired a nursing placement agency in Montreal, Quebec. The purchase price was approximately $1,000. Approximately $59,000 of debt was assumed in connection with these acquisitions.

(c) Subsequent to September 30, 2001 Retirement REIT acquired a retirement home in Toronto, Ontario. The purchase price was $14,000. Retirement REIT expects to spend approximately $2,400 on structural renovations in connection with this retirement home.

AUDITORS' REPORT

To the Directors of Central Park Lodges Ltd.

We have audited the interim consolidated balance sheet of Central Park Lodges Ltd. and its Subsidiaries ("Vendorco") as at March 31, 2001 and the interim consolidated schedules of income, income by geographic segment and fees for the Nursing REIT management business and the interim consolidated statement of cash flows for the six month period then ended. These financial statements are the responsibility of Vendorco's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these interim consolidated financial statements present fairly, in all material respects, the financial position of Vendorco as at March 31, 2001 and its consolidated income, income by geographic segment, fees for the Nursing REIT management business and its cash flows for the six month period then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
February 19, 2002

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

VENDORCO

INTERIM CONSOLIDATED BALANCE SHEET

As at March 31, 2001

(in thousands of dollars)

	March 31, 2001	September 30, 2000[1]
Assets		
Current		
Cash	$ 2,201	$ 2,201
Accounts receivable and prepaid expenses	7,279	11,427
	9,480	13,628
Investments	8,245	8,552
Notes receivable and other assets	9,755	9,157
Capital assets	568,673	562,155
	586,673	579,864
	$596,153	$593,492
Liabilities		
Current		
Accounts payable, accrued liabilities and other	$ 21,204	$ 22,155
Current portion of long-term debt	51,146	65,393
Deferred revenue	1,250	820
	73,600	88,368
Bonds payable	138,000	138,000
Long-term debt	292,529	271,887
	504,129	498,255
Divisional Equity		
Opening	95,237	89,094
Net income for the period	11,855	22,106
Less: Distribution to non-acquired operations	(15,068)	(15,963)
Ending	92,024	95,237
	$596,153	$593,492

(1) September 30 was the year end of Vendorco.

(Signed) BARRY REICHMANN

(Signed) GEORGE KUHL

VENDORCO
INTERIM CONSOLIDATED SCHEDULE OF INCOME
(in thousands of dollars)

	6 Months Ended March 31		3 Months Ended March 31	
	2001	2000	2001	2000
		(unaudited)	(unaudited)	
Retirement home revenue	$ 94,910	$ 87,393	$ 47,434	$ 44,797
Home healthcare revenue	9,499	9,250	4,654	4,652
Direct operating expenses	(65,982)	(61,389)	(33,087)	(31,432)
Property operating income	38,427	35,254	19,001	18,017
Nursing REIT fees(1)	3,499	4,128	1,615	2,261
Nursing REIT equity income(2)	234	345	104	177
Interest and other income	361	153	218	96
General and administrative expense	(7,308)	(6,419)	(3,646)	(3,115)
Income before under-noted items (EBITDA)	35,213	33,461	17,292	17,436
Interest expense	(17,373)	(16,068)	(8,487)	(8,205)
Income before depreciation and amortization	$ 17,840	$ 17,393	$ 8,805	9,231
Property operating margin(3)	37%	36%	36%	36%

Notes:

(1) Refer to the Schedule titled "Fees for the Nursing REIT Management Business".

(2) Nursing REIT distributions calculated on the basis of the distributions in the relevant period on 852,045 units of the Nursing REIT. The income portion of the distribution is noted in the schedule, and the amount of the Nursing REIT distributions in excess of income is as follows: Six Months Ended March 31, 2001 — $450 (2000 — $345 (unaudited)); Three Months Ended March 31, 2001 — $235 (unaudited) (2000 — $168 (unaudited)).

(3) Property operating margin is calculated as Property Operating Income divided by the sum of Retirement Home Revenue and Home Healthcare Revenue.

INTERIM CONSOLIDATED SCHEDULE OF INCOME BY GEOGRAPHIC SEGMENT
(in thousands of dollars)

	For the Six Month Period Ended March 31, 2001					For the Six Month Period Ended March 31, 2000 (unaudited)				
	Quebec	Ontario	Alberta	Oregon	Total	Quebec	Ontario	Alberta	Oregon	Total
Retirement home revenue	$8,745	$73,283	$6,197	$6,685	$94,910	$8,170	$69,336	$3,807	$6,080	$87,393
Home healthcare revenue	410	7,016	2,073	—	9,499	543	6,678	2,029	—	9,250
	9,155	80,299	8,270	6,685	104,409	8,713	76,014	5,836	6,080	96,643
Direct operating expenses:										
Salary, wages, purchased services and benefits	3,358	36,400	3,654	2,413	45,825	3,281	34,266	2,819	2,153	42,519
Direct residence services	952	5,172	302	461	6,887	833	5,013	267	409	6,522
Maintenance, marketing and direct administrative	365	4,073	190	560	5,188	351	3,722	180	415	4,668
Utilities and property taxes	1,111	6,228	298	445	8,082	1,040	6,006	249	385	7,680
	5,786	51,873	4,444	3,879	65,982	5,505	49,007	3,515	3,362	61,389
Property operating income	$3,369	$28,426	$3,826	$2,806	38,427	$3,208	$27,007	$2,321	$2,718	35,254
Nursing REIT fees					3,499					4,128
Nursing REIT equity income					234					345
Interest and other income					361					153
General and administrative expense					(7,308)					(6,419)
Income before under-noted items (EBITDA)					35,213					33,461
Interest expense					(17,373)					(16,068)
Income before depreciation and amortization					$17,840					$17,393

VENDORCO

INTERIM CONSOLIDATED SCHEDULE OF INCOME BY GEOGRAPHIC SEGMENT

(in thousands of dollars)

	For the Three Month Period Ended March 31, 2001 (unaudited)					For the Three Month Period Ended March 31, 2000 (unaudited)				
	Quebec	Ontario	Alberta	Oregon	Total	Quebec	Ontario	Alberta	Oregon	Total
Retirement home revenue	$4,377	$36,621	$3,150	$3,286	$47,434	$4,208	$35,680	$1,898	$3,011	$44,797
Home healthcare revenue	228	3,430	996	—	4,654	267	3,289	1,096	—	4,652
	4,605	40,051	4,146	3,286	52,088	4,475	38,969	2,994	3,011	49,449
Direct operating expenses:										
Salary, wages, purchased services and benefits	1,680	17,938	1,785	1,202	22,605	1,645	17,461	1,424	1,064	21,594
Direct residence services	469	2,648	79	197	3,393	413	2,498	129	202	3,242
Maintenance, marketing and direct administrative	184	2,203	76	285	2,748	185	1,914	89	201	2,389
Utilities and property taxes	605	3,419	92	225	4,341	612	3,278	126	191	4,207
	2,938	26,208	2,032	1,909	33,087	2,855	25,151	1,768	1,658	31,432
Property operating income	$1,667	$13,843	$2,114	$1,377	19,001	$1,620	$13,818	$1,226	$1,353	18,017
Nursing REIT fees					1,615					2,261
Nursing REIT equity income					104					177
Interest and other income					218					96
General and administrative expense					(3,646)					(3,115)
Income before under-noted items (EBITDA)					17,292					17,436
Interest expense					(8,487)					(8,205)
Income before depreciation and amortization					$ 8,805					$ 9,231

VENDORCO

INTERIM CONSOLIDATED SCHEDULES OF FEES FOR THE NURSING REIT MANAGEMENT BUSINESS

	6 Months Ended March 31		3 Months Ended March 31	
	2001	2000	2001	2000
		(unaudited)	(unaudited)	
Management fees(1)	$2,053	$2,068	$ 947	$1,022
Advisory fees(1)	1,446	1,303	668	701
Acquisition fees	—	443	—	363
Incentive fees	—	314	—	175
Total Nursing REIT fees earned	$3,499	$4,128	$1,615	$2,261

Note:

(1) Advisory and management fees are presented net of General and Administrative costs for the 6 months ended March 31, 2001 of $4,522 (2000 — $4,117 (unaudited)).

VENDORCO

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of dollars)

	6 Months Ended March 31		3 Months Ended March 31	
	2001	2000	2001	2000
		(unaudited)	(unaudited)	
Cash provided by (used in):				
Operating activities				
Net income for the period	$ 11,855	$ 11,336	$ 5,985	$ 6,103
Add/(Deduct): Items not affecting cash				
— depreciation and amortization	5,985	6,057	2,820	3,128
Distribution from Nursing REIT in excess of income	450	345	235	168
Net change in non-cash working capital components	3,177	(1,608)	3,432	(1,892)
	21,467	16,130	12,472	7,507
Financing activities				
Repayment of long-term debt	(2,652)	(2,689)	(1,189)	(1,349)
Proceeds from long-term debt	8,023	21,005	3,633	19,053
Distribution to non-acquired operations	(15,068)	(4,024)	(6,909)	(17,209)
	(9,697)	14,292	(4,465)	495
Investing activities				
Capital improvements	(4,420)	(2,778)	(3,555)	(1,757)
Properties under development	(4,824)	(4,797)	(2,209)	(1,923)
Acquisition of development assets — net				
Through purchase of assets	—	(997)	—	(306)
Acquisition of retirement homes — net				
Through purchase of assets	—	(6,569)	—	—
Through purchase of shares	—	(13,549)	—	(2,909)
Increase of notes receivable and other assets	(1,651)	(2,075)	(985)	(1,072)
Decrease in investments	307	220	189	136
	(10,588)	(30,545)	(6,560)	(7,831)
Gain (loss) on the cumulative translation of foreign exchange cash balances	(1,182)	123	(1,447)	(171)
Net change in cash equivalents during the period	—	—	—	—
Cash and cash equivalents at beginning of period	2,201	2,201	2,201	2,201
Cash and cash equivalents at end of period	$ 2,201	$ 2,201	$ 2,201	$ 2,201

VENDORCO

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Month Period Ended March 31, 2001

1. NATURE OF OPERATIONS

References herein to the "Retirement REIT" refers to Retirement Residences Real Estate Investment Trust and its subsidiaries. References herein to "Vendorco" refers to Central Park Lodges Ltd. and its wholly-owned subsidiaries.

These interim consolidated financial statements depict the financial performance, for the six month period ended March 31, 2001 (and the three month period ended March 31, 2001 — unaudited), of the assets that were acquired by Retirement REIT immediately following the closing of its initial public offering on April 11, 2001.

Following the closing, Retirement REIT, directly or indirectly, owned, operated, and/or managed 77 retirement homes, eight of which are in the United States and four of which include licensed nursing beds. It also provides home healthcare and personnel and support services through a personal care agency with five branches in Canada, and owns an indirect 40% interest in an institutional pharmacy. Retirement REIT owns an approximate 4% interest in CPL Long Term Care Real Estate Investment Trust (the "**Nursing REIT**") and manages 89 nursing homes owned by the Nursing REIT.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements should be read in conjunction with Vendorco's most recent annual consolidated financial statements (September 30, 2000 as contained in the Retirement REIT prospectus dated March 30, 2001) as they do not conform in all respects to the disclosure requirements of annual financial statements prepared in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements.

SCHEDULE "D"

INFORMATION CONCERNING RETIREMENT REIT

1. Documents Incorporated by Reference

The following documents, in addition to those documents referred to in Schedule "C", filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated herein by reference and form an integral part of this Offering Circular:

(a) Annual information form of Retirement REIT dated October 19, 2001;

(b) the sections in the long form prospectus of Retirement REIT dated March 30, 2001 entitled "Management of Retirement REIT and the Operator", "History of Vendorco and the Nursing REIT", "Trustees and Key Management", "Executive Compensation", "Principal Unitholders", "Promoter", "Material Contracts" and "Interests of Management and Others in Material Contracts";

In this Offer and Offering Circular, the word "herein" includes this Offer and Offering Circular and all documents incorporated by reference in this Offer and Offering Circular.

Any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements (together with the accompanying auditor's report), information circulars and annual information forms filed by Retirement REIT or CPL REIT with the various provincial securities commissions or any similar authorities in the provinces of Canada after the date of this Offer and Offering Circular and prior to the termination of the Offer made thereby shall be deemed to be incorporated by reference in the Offer and this Offering Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in the Offer and this Offering Circular shall be deemed to be modified or superseded for purposes of the Offer and the Offering Circular to the extent that a statement contained herein, or in any other subsequently filed documents, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and the Offering Circular.

2. Recent Developments

The following is an overview of recent developments in the affairs of Retirement REIT:

Special Meeting of Unitholders

A special meeting of Retirement REIT Unitholders is scheduled to be held on April 8, 2002 for the purposes of considering the Transaction and voting on proposed amendments to the Retirement REIT Declaration of Trust. The Retirement REIT Independent Committee has determined to call and hold the Retirement REIT Special Meeting and to require the approval of at least 66⅔ of the votes cast by Retirement REIT Unitholders present in person or represented by proxy at such meeting. The proposed amendments to the Retirement REIT Declaration of Trust seek to confirm that Retirement REIT (i) has the power and capacity to own nursing homes and related assets, and (ii) may continue CPL REIT's development program and carry out other development initiatives on similar terms and subject to similar conditions. Retirement REIT Unitholders holding approximately 35% of the outstanding Retirement REIT Units have agreed to vote in favour of the Acquisition and Redemption Transaction. See "Commitments of Unitholders" in the Offering Circular.

Exchange of Units

In December 2001, all outstanding Class B Exchangeable Units issued by Retirement Residences Operations (REIT) LP, a subsidiary entity of Retirement REIT, were exchanged pursuant to their terms for Retirement REIT Units.

Offering of Units

On November 19, 2001, Retirement REIT completed an offering of 3,795,000 Retirement REIT Units pursuant to a short form prospectus dated November 6, 2001. The net proceeds of the offering were used to fund the acquisition of the Colonel By and Kingsway Retirement facilities and to fund the acquisitions of Cedarbrook Lodge and Medisys Nursing Placement, a Montreal based home health care nursing agency owned by Medisys Health Group Inc. Surplus funds will be used to reduce Retirement REIT's indebtedness under its revolving credit facilities.

Acquisition of Additional Retirement Homes

On November 19, 2001, Retirement REIT completed the acquisitions of Colonel By Retirement Residence and Kingsway Retirement Residence. The Colonel By Retirement Residence is a three storey luxury retirement home located at 43 Aylmer Street in Ottawa, Ontario. Colonel By has a current configuration of 120 suites and an occupancy on February 12, 2002 of approximately 98%. Colonel By is expected to generate operating income of $2.8 million per annum and, after deducting mortgage interest, make a net contribution to Retirement REIT's distributable income of $1.6 million per annum. Colonel By was acquired by Retirement REIT for a purchase price of $31.4 million, comprised of a cash payment of approximately $13.4 million, plus transfer costs of approximately $0.5 million and the assumption of $18 million in mortgage financing.

The Kingsway Retirement Residence is a six storey luxury retirement home located at 4251 Dundas Street West in Toronto, Ontario. Kingsway has a current configuration of 116 suites and an occupancy on February 12, 2002 of approximately 98%. Kingsway is expected to generate operating income of $3.0 million per annum and, after deducting mortgage interest, make a net contribution to Retirement REIT's distributable income of $1.8 million per annum. Kingsway was acquired by Retirement REIT for the purchase price of $33.4 million, comprised of a cash payment of approximately $14.4 million, plus transfer costs of approximately $0.6 million and the assumption of $19 million in mortgage financings.

On December 21, 2001, Retirement REIT completed the acquisition of Cedarbrook Lodge. Cedarbrook is a six storey retirement home located at 250 Markham Road in Toronto (Scarborough) and contains 153 suites. Cedarbrook Lodge was taken over by the mortgagee, BNP Paribas, and purchased from the court-appointed receiver, Ernst & Young Inc., at a price of $14 million, comprised of $1.5 million in cash and $12.5 million in vendor take-back financing. After the completion of the purchase, Retirement REIT expects to spend approximately $2.4 million on structural renovations. The maximum occupancy based on the current configuration of the building is 305 residents. P.H. Matteson Associates has conducted a Market Feasibility Study on Cedarbrook Lodge and estimates that the building's occupancy on February 12, 2002 of 77% can be increased to 93% when the building is renovated and properly marketed. Cedarbrook Lodge is expected to generate operating income of $1.2 million in its first year after acquisition and, after deducting mortgage interest, make a net contribution to Retirement REIT's distributable income of $0.5 million.

On January 17, 2002, Retirement REIT completed the previously announced acquisition of Riverbend Retirement Residence. Riverbend is a two and three storey retirement home located at 103 Rabbit Hill Court in Edmonton, Alberta, which contains 135 suites and has an occupancy on February 12, 2002 of 100%. Riverbend is expected to generate operating income of $2.0 million per annum and, after deducting mortgage interest, make a net contribution to Retirement REIT's distributable income of $1.5 million per annum. Riverbend was acquired by Retirement REIT for the purchase price of $21.7 million, comprised of a cash payment of approximately $11.9 million, plus transfer costs of approximately $0.5 million and the assumption of $9.3 million in mortgage financing.

Purchase of Medisys Nursing Placement

On November 30, 2001, Retirement REIT completed the acquisition of Medisys Nursing Placement ("**Placement**"), a division of Medisys Health Group Inc. Placement provides nursing placement services in the greater Montreal area with the largest portion of its business (85%) placed through Centre Local des Services Communautaire, an organization that promotes home care by providing health services to individuals. The purchase price for Placement totalled $1 million. Placement complements Retirement REIT's existing home health care business, Central Health Services, which also operates in the greater Montreal area. Placement is projected to have annual gross revenues of approximately $3 million and make a net contribution to Retirement REIT's distributable income of approximately $0.2 million.

617

3. Price Range and Trading Volume of Retirement REIT Units

The Retirement REIT Units are listed and posted for trading on the TSE. The combined volume of trading and price ranges of the Retirement REIT Units on the TSE since April 11, 2001, the date of its initial public offering and listing on the TSE, are set forth in the following table for the periods indicated:

Period	High	Low	Volume (in thousands)
2002			
February 1-18	$12.70	$12.20	662
January	12.74	12.15	1,529
2001			
December 1-31	12.20	11.85	1,191
November	12.20	11.71	1,741
October	12.55	11.70	1,350
September	12.20	11.15	1,047
August	12.25	10.90	1,377
July	11.00	10.65	949
June	11.05	10.65	1,535
May	11.00	10.50	953
April 11-30	10.70	10.00	993

4. *Consolidated Capitalization*

The following table sets forth the consolidated capitalization of Retirement REIT as at September 30, 2001 and as at September 30, 2001 adjusted to give effect to the Transaction and the net proceeds of $42,584 from Retirement REIT's November 2001 equity issue (collectively "**the Referenced Transactions**"). This table should be read in conjunction with the consolidated financial statements of Retirement REIT as at, and for the period ended, September 30, 2001 incorporated by reference herein.

	Outstanding as at September 30, 2001 (thousands) (unaudited)	Outstanding as at September 30, 2001 after giving effect to the Referenced Transactions (thousands) (unaudited)
Indebtedness		
Mortgages payable	$338,618	$ 879,154
Bonds payable	138,000	138,000
Bank loan	14,500	59,876(1)
Convertible debenture — debt portion	—	26,722
Unitholders' equity		
(Authorized — Unlimited)		
Convertible debentures — equity portion	—	62,882
Unitholders' equity	331,066	728,336
Total capitalization	$822,184	$1,894,970
Units	34,952	67,271

Note:

(1) Assumes short term debt of $11,323 is repaid by applying the net proceeds of $42,584 from Retirement REIT's November 2001 equity issue after the acquisitions of the Colonel By, Kingsway, Cedarbrook Lodge and Riverbend retirement facilities and Medisys Nursing Placement and $58,776 of mortgages were assumed on these acquisitions.

5. Additional Information

Information has been incorporated by reference in this Offering Circular from documents filed with the Canadian securities regulatory authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Executive Vice-President and Chief Financial Officer of Retirement REIT, 175 Bloor Street East, South Tower, 6th Floor, Toronto, Ontario M4W 3R8 Telephone: (416) 929-5450 (ext. 252); Facsimile: (416) 929-1340, Attention: Manfred J. Walt. For the purpose of the Province of Quebec, this Offering Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Executive Vice-President and Chief Financial Officer of Retirement REIT at the above-mentioned address and telephone number.

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Scotia Capital Inc.
Scotia Plaza
40 King Street West
Box 4085, Station "A"
Toronto, Ontario
Canada M5W 2X6

Scotia Capital

SCHEDULE "E"
FAIRNESS OPINION

February 12, 2002

Independent Committee of Trustees
CPL Long Term Care Real Estate Investment Trust
614 Coronation Boulevard, Suite 200
Cambridge, Ontario
N1R 3E8

Attention: Mr. John Crow
Chairman of the Independent Committee

To the Independent Committee:

Scotia Capital Inc. ("**Scotia Capital**") understands that CPL Long Term Care Real Estate Investment Trust ("**CPL REIT**") is considering a transaction (the "**Transaction**") whereby CPL REIT would combine with Retirement Residences Real Estate Investment Trust ("**Retirement REIT**") on the basis of an exchange ratio of 1.20 trust units of Retirement REIT (the "**Retirement REIT Units**") for each outstanding trust unit of CPL REIT (the "**CPL REIT Units**").

Scotia Capital understands that the Transaction is conditional upon, among other things, approval at a special meeting to be called for such purpose by not less than two-thirds of the votes cast by the holders of CPL REIT Units and a simple majority of the votes cast by holders of CPL REIT Units other than those held, directly or indirectly, by Paul Reichmann, Barry Reichmann, George Kuhl and their associates and affiliates (the "**Related Parties**"). The Transaction is also conditional upon, among other things, approval for the Transaction by Retirement REIT Unitholders holding not less than two-thirds of the Retirement REIT Units outstanding voted in person or by proxy at a special meeting called for such purpose. Scotia Capital further understands that the Related Parties hold approximately 22% of the outstanding CPL REIT Units and 32% of the outstanding Retirement REIT Units. Scotia Capital understands that the Transaction will be a "related party transaction" within the meaning of Ontario Securities Commission Rule 61-501 and the corresponding policy of the Commission des valeurs mobilières du Québec (collectively, the "**Related Party Rules**").

The terms of the Transaction are more fully described in CPL REIT's management information circular/ proxy statement (the "**Circular**"), which will be mailed to holders of CPL REIT Units in connection with CPL REIT's Special Meeting of Unitholders to be held on or about April 8, 2002.

Scotia Capital

A committee of independent trustees (the "**Independent Committee**") of the Board of Trustees (the "**Board**") of CPL REIT has been established to review the Transaction and make recommendations thereon to the Board. The Independent Committee has retained Scotia Capital to provide advice and assistance to the Independent Committee in connection with the Transaction, including the preparation and delivery to the Independent Committee of an opinion (the "**Opinion**") as to the fairness, from a financial point of view, of the consideration offered to the holders of CPL REIT Units other than the Related Parties pursuant to the Transaction.

Engagement

Scotia Capital was engaged by the Independent Committee pursuant to an agreement between CPL REIT and Scotia Capital (the "**Engagement Agreement**") dated December 4, 2001. The terms of the Engagement Agreement provide for the payment of a fee to Scotia Capital for its financial advice and assistance in connection with the Transaction and for the provision of the Opinion. In addition, Scotia Capital is to be reimbursed for reasonable out-of-pocket expenses and to be indemnified by CPL REIT in respect of certain liabilities that may be incurred by Scotia Capital with respect to the Transaction. The financial advisory fee payable to Scotia Capital is not contingent in whole or in part on the outcome of the Transaction or on the conclusions reached in the Opinion. Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion, in its entirety, together with a summary thereof in form and substance acceptable to Scotia Capital, in the Circular and to the filing thereof with the securities commissions or similar regulatory authorities in each province and territory of Canada.

Credentials of Scotia Capital

Scotia Capital is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital and the form and content thereof has been approved for release by a committee of directors and other professionals of Scotia Capital, each of whom is experienced in mergers and acquisitions and valuation matters.

Independence of Scotia Capital

None of Scotia Capital, its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of CPL REIT or Retirement REIT or any of their respective associates or affiliates. Scotia Capital has not provided any financial advisory services or participated in any financing involving CPL REIT or Retirement REIT or any of their respective associates or affiliates within the past two years, of a material nature, other than the services provided under the Engagement Agreement or as follows. Scotia Capital participated, as a syndicate member only, in connection with public offerings of CPL REIT Units in November 2001 and March 2001 and with a public offering of convertible unsecured subordinated debentures of CPL REIT in June 2000. The fees received by Scotia Capital in connection with the above activities, together with the fee payable under the Engagement Agreement, are not material to Scotia Capital.

There are no understandings, agreements or commitments between Scotia Capital and CPL REIT or Retirement REIT or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for CPL REIT or Retirement REIT or for any of their respective associates or affiliates. Scotia Capital does not believe that any of these relationships affect Scotia Capital's independence with respect to the Opinion.

Scotia Capital

Scotia Capital acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of CPL REIT or Retirement REIT or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to CPL REIT or Retirement REIT or for any of their associates or affiliates, or with respect to the Transaction.

Scope of Review

In connection with the Opinion, Scotia Capital has reviewed and relied upon or carried out, among other things, the following:

1. The valuations of the CPL REIT Units and the Retirement REIT Units prepared in connection with the Transaction by KPMG Corporate Finance Inc. ("**KPMG**") dated February 15, 2002 and included in the Circular (the "**KPMG Valuations**");
2. Discussions with representatives of KPMG in connection with the KPMG Valuations;
3. A draft, in substantially final form, of the Circular;
4. A draft, in substantially final form, of CPL REIT's Trustees' Circular;
5. A draft, in substantially final form, of Retirement REIT's Notice of Special Meeting of Unitholders and Information Circular;
6. A draft, in substantially final form, of the Retirement REIT offer to purchase up to 14,000,000 CPL REIT Units;
7. Briefing package concerning the Transaction prepared by management of CPL REIT and Retirement REIT dated November 26, 2001;
8. Historical financial and other information that has been publicly disclosed by CPL REIT and Retirement REIT;
9. Relevant stock market and other trading information relating to the CPL REIT Units, the Retirement REIT Units and the securities of entities similar to CPL REIT and Retirement REIT as well as information relating to the financial performance of such companies;
10. Certain management information provided by CPL REIT and Retirement REIT including business plans, forecasts, income statements, balance sheets, capital expenditure information (both historical and projected), operating statistics and other estimates and analyses prepared by management of CPL REIT and Retirement REIT concerning their respective businesses and business prospects;
11. CPL REIT's management contracts and advisory agreements;
12. Selected site visits to certain properties owned in Canada and the United States by CPL REIT and in Canada by Retirement REIT;
13. Valuations of certain of the properties now owned by CPL REIT and Retirement REIT prepared within the past 24 months;
14. Discussions with senior and operating management of CPL REIT and Retirement REIT with respect to the above matters as well as the potential benefits of the Transaction;
15. Officers' certificates dated February 12, 2002 from senior officers of CPL REIT and Retirement REIT (collectively, the "**Officers' Certificates**") attesting to, among other things, the accuracy and completeness of the information provided to Scotia Capital upon which the Opinion is based; and
16. Such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital

Scotia Capital has not, to the best of its knowledge, been denied access by CPL REIT or Retirement REIT or any of their respective associates or affiliates to any information requested by Scotia Capital.

Prior Valuations

CPL REIT and Retirement REIT have represented to Scotia Capital, in separate certificates delivered as of the date hereof, that, to the best of their knowledge and other than as disclosed herein, there have been no prior valuations (as defined in the Related Party Rules) of CPL REIT Units or Retirement REIT Units made in the past 24 months.

In January 2001, KPMG was retained by Retirement REIT to provide an independent valuation of the aggregate fair market value of the assets to be acquired by Retirement REIT in connection with its initial public offering. KPMG estimated the aggregate fair market value of those net assets to be between $321 million and $385 million.

In January 2001 Deloitte & Touche Corporate Finance Canada Inc. ("**Deloitte & Touche**") was retained by Retirement REIT to provide an independent valuation of the aggregate fair market value of a portfolio of 32 stabilized retirement home properties that act as collateral for certain corporate bonds and the book value of the debt obligations relating to such portfolio. Deloitte & Touche estimated the fair market value of the net assets to be between $135 million and $144 million.

In July 2000, Deloitte & Touche was retained to provide a valuation of a portfolio of fifty nursing home properties owned by CPL REIT, which valuation was to be used in connection with the refinancing of those properties. The fair market value of the individual properties was prepared on an aggregate basis and was estimated to be between $517 million and $541 million as at July 14, 2000.

Scotia Capital has not placed any reliance upon these prior reports as they were prepared for subsets of CPL REIT's and Retirement REIT's assets, were prepared for different purposes at different points in time and were valuations of assets rather than of CPL REIT Units or Retirement REIT Units.

Assumptions and Limitations

With the Independent Committee's approval and as provided for in the Engagement Agreement, Scotia Capital has relied upon, without independent verification, all financial and other information that was obtained by us from public sources or that was provided to us by CPL REIT or Retirement REIT or any of their respective associates, affiliates, advisors or otherwise. We have assumed that this information is complete and accurate and does not omit to state any material fact or any fact necessary to be stated to make this information not misleading. The Opinion is conditional upon such completeness and accuracy. In accordance with the terms of the Engagement Agreement, but subject to the exercise of our professional judgment, we have not conducted any independent investigation to verify the completeness or accuracy of this information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of CPL REIT or Retirement REIT or their respective associates or affiliates, as the case may be, as to the matters covered thereby. Senior officers of CPL REIT and Retirement REIT have separately represented to us, in the Officers' Certificates, amongst other things, that: (i) the information, opinions and other materials (the "**Information**") provided to us by or on behalf of CPL REIT and Retirement REIT was complete and accurate in all material respects as at the date the Information was prepared or provided to us; (ii) since the date of the Information, there have been no changes in material facts or new material facts which are of a nature so as to render the respective Information untrue or misleading in any material respect; and (iii) Information which constitutes forecasts, projections or estimates was prepared using assumptions which in the reasonable opinion of CPL REIT or Retirement REIT, as the case may be, were reasonable in the circumstances.

Scotia Capital

The Opinion is based upon the securities markets, economic, general business and financial conditions prevailing today and the conditions and prospects, financial and otherwise, of CPL REIT or Retirement REIT, as the case may be, as they were reflected in the Information reviewed by us. In its analyses and in preparing the Opinion, Scotia Capital has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Scotia Capital, CPL REIT or Retirement REIT or any of their respective associates or affiliates.

The Opinion has been provided for the use of the Independent Committee and for inclusion in the Circular (together with a summary thereof in form and substance acceptable to Scotia Capital) and may not be used by any other person or relied upon by any other person without the express written consent of Scotia Capital. The Opinion is given as of the date hereof and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to Scotia Capital's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

In preparing the Opinion, Scotia Capital has made several assumptions, including that all of the conditions required to implement the Transaction will be met and that the representations and warranties in the agreements effecting the Transaction are accurate in all material respects. In addition, Scotia Capital has assumed that the Transaction will be completed on the basis described in the Circular.

Scotia Capital is not expressing any opinion herein as to the value of the CPL REIT Units or the Retirement REIT Units or the prices at which the CPL REIT Units or the Retirement REIT Units will trade following the announcement or completion of the Transaction.

Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and specific factors, without considering all factors and analyses together, could create a misleading view of the considerations underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Overview of CPL REIT

CPL REIT is an unincorporated closed-end investment trust, which was created on February 20, 1997 pursuant to the CPL REIT Declaration of Trust and governed by the laws of the Province of Ontario. CPL REIT is focussed exclusively on the ownership and, through subsidiaries, the operation of long-term care facilities. CPL REIT is the largest owner and, through its subsidiaries, largest operator of long-term care facilities in Canada with a presence in selected U.S. markets. CPL REIT owns a total of 62 facilities in Canada containing 8,207 beds and 20 facilities in the United States with 2,230 beds. In addition, CPL REIT has 12 additional facilities in various stages of construction that will contain 1,387 additional beds. Further, CPL REIT manages 11 facilities in Ontario on behalf of third parties.

Overview of Retirement REIT

Retirement REIT is an unincorporated closed-end investment trust, which was created on December 28, 2000 pursuant to the Retirement REIT Declaration of Trust and governed by the laws of the Province of Ontario. Retirement REIT, together with a subsidiary thereof, is the largest provider of residential senior accommodations and related services in Canada, servicing approximately 6,900 residents.

Scotia Capital

Fairness Considerations

In considering the fairness, from a financial point of view, of the consideration to be provided to the holders of CPL REIT Units other than the Related Parties pursuant to the Transaction, Scotia Capital considered and relied upon a number of factors, including, but not limited to, the following:

- Scotia Capital reviewed the range of exchange ratios implied by the unit values determined under the KPMG Valuations and noted that the exchange ratio under the Transaction falls within such range;
- Scotia Capital calculated the net present value of projected pre-tax free cash flows per unit over a 10-year period for each of CPL REIT and Retirement REIT and the range of exchange ratios implied by this analysis. The exchange ratio under the Transaction was determined to fall within such range;
- Scotia Capital reviewed the relationship between: (a) the respective equity holdings of the unitholders of CPL REIT and Retirement REIT in the combined entity; and (b) the relative contribution to the combined entity of EBITDA and distributable income over a variety of time periods, after making appropriate adjustments for leverage and the dilutive effect of convertible securities. Scotia Capital noted that the exchange ratio under the Transaction was generally consistent with these relative contributions;
- Scotia Capital analyzed the pro forma financial impact of the Transaction on a variety of measures including, among others, distributions, distributable income per unit, payout ratios and leverage under a variety of scenarios and taking into account the dilutive impact of the convertible debentures of CPL REIT. Scotia Capital noted that, based on the expected distribution for Retirement REIT of $1.15 per Retirement REIT Unit and the exchange ratio under the Transaction, pro forma distributions per CPL REIT Unit are expected to be the same as CPL REIT Unitholders' current distributions. In conducting these pro forma analyses, Scotia Capital assumed certain synergies would be realized by Retirement REIT as a result of the Transaction based upon information provided by senior management of CPL REIT and Retirement REIT. These synergies relate primarily to cost savings from eliminating duplication of services and sharing of experience and expertise. Scotia Capital also incorporated into its analysis the impact of the development programs of both CPL REIT and Retirement REIT; and
- Scotia Capital also considered a number of other factors, including the following:
  - ➢ The Transaction improves the sustainability of distributions given the lower payout ratio and diversification of revenues of the combined entity compared to CPL REIT on a stand alone basis;
  - ➢ The Transaction is expected to create an entity with a larger market capitalization and public float than CPL REIT, which should enhance liquidity for unitholders; and
  - ➢ The Transaction eliminates the externally managed nature of CPL REIT with no cash outlay, providing CPL REIT Unitholders with a REIT vehicle which is more consistent with the practices of other Canadian REITs and reducing the potential for conflicts of interest.

Fairness Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Scotia Capital is of the opinion that, as of the date hereof, the consideration payable to the holders of CPL REIT Units pursuant to the Transaction is fair, from a financial point of view, to the holders of CPL REIT Units other than the Related Parties.

Yours very truly,

Scotia Capital Inc.

Scotia Capital Inc.

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CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

MANAGEMENT INFORMATION AND PROXY CIRCULAR

This Management Information and Proxy Circular ("Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of CPL Long Term Care Real Estate Investment Trust (the "Trust") for use at the annual meeting of unitholders (the "Meeting") of the Trust to be held on May 8, 2001 and any adjournment thereof for the purposes set forth in the accompanying notice of Meeting (the "Notice"). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited by telephone, or other personal contact by employees of the Trust. The costs of solicitation will be borne by the Trust. The information contained herein is given as at March 29, 2001 except where otherwise indicated.

APPOINTMENT AND REVOCATION OF PROXIES

A form of proxy is enclosed and, if it is not your intention to be present in person at the Meeting, you are asked to complete and return the form of proxy in the envelope provided. The proxy must be executed by the unitholder or the attorney of such unitholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with the Trust's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or the President of the Trust at its office at 175 Bloor Street East, South Tower, 6th Floor, Toronto, Ontario, M4W 3R8, not later than the last business day preceding the day of the Meeting, or any adjournment thereof.

The persons named in the enclosed form of proxy are trustees or officers of the Trust. **A unitholder may appoint a proxyholder (who is not required to be a unitholder), other than any person designated in the form of proxy, to attend and act on such unitholder's behalf at the Meeting, either by inserting such other desired proxyholder's name in the blank space provided on the form of proxy and deleting the names printed thereon or by substituting another proper form of proxy.**

A unitholder who has given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by instrument in writing executed by the unitholder or by the attorney of such unitholder authorized in writing and deposited either at the head office of the Trust on or before the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING OF UNITS

Units represented by proxies will be voted or withheld from voting as specified on any ballot that may be called for. If no specification is made, a proxyholder will vote the units for: (i) the election as trustees of the Trust of the persons to be nominated by management; and (ii) the appointment of auditors, all as described in this Circular.

EXERCISE OF DISCRETION BY PROXY

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the Notice and with respect to such other matters as may properly come before the Meeting or any adjournment thereof. At the date of this Circular, management of the Trust is not aware of any amendments or other matters to come before the Meeting other than the matters referred to in the Notice. With respect to amendments to matters identified in the Notice or other matters that may come before the Meeting, such units will be voted by the persons so designated in their discretion.

VOTING AT MEETING AND QUORUM

On March 29, 2001, 22,173,631 units of the Trust were issued and outstanding. Each unit entitles its holder to one vote at meetings of unitholders of the Trust. Holders of units of record at the close of business on April 3, 2001, the record date established for Notice of the Meeting, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy.

Unless otherwise required by law or by the Declaration of Trust, every question coming before the Meeting or any adjournment thereof shall be decided by the majority of the votes duly cast on the question. The quorum at the Meeting or any adjournment thereof shall consist of at least two individuals present in person, each of whom is a unitholder or a proxyholder representing a unitholder, and who hold or represent by proxy not less than 20% of the total number of outstanding units.

PRINCIPAL HOLDERS OF UNITS

To the knowledge of the trustees and officers of the Trust, based upon searches of the public record conducted on March 29, 2001, there is no beneficial owner of, nor any person who exercises control or direction over, units carrying more than 10% of the votes attached to the outstanding units of the Trust other than Guardian Capital Group Ltd. on behalf of its clients which holds 4,036,200 units representing approximately 18.2% of the units, Central Park Lodges Ltd. ("CPLL"), directly or indirectly, which holds 2,972,675 units representing approximately 13.4% of the units and Paul Reichmann who holds 2,403,750 units representing approximately 10.8% of the units.

MATTERS REQUIRING UNITHOLDER APPROVAL

Election of Trustees

The Declaration of Trust provides that there shall be no fewer than one nor more than eight trustees with the actual number of trustees within that range to be determined from time to time by the unitholders or by the trustees, provided that the trustees may not appoint an additional trustee in certain circumstances. Presently, there are seven trustees of the Trust. Three of the trustees, namely, Paul Reichmann, Barry Reichmann and George Kuhl were appointed by the Advisor (as such term is defined in the Declaration of Trust); all other trustees serve for one year terms. Consequently, the terms of the four independent trustees expire at the close of the Meeting.

It is the intention of the persons named in the enclosed form of proxy for use at the Meeting (in the event that authority is not withheld) to vote in favour of the election of Messrs. Bassett, Crow, McKeough and Stiller as trustees, to hold office until the close of the 2002 annual meeting of unitholders or until their successors are duly elected or appointed in accordance with the Declaration of Trust. Management does not contemplate that any of such nominees will be unable to serve as a trustee but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote for another nominee as management may recommend unless the unitholder has specified in the form of proxy that his units are to be withheld from voting in the election of trustees.

The following table sets forth the names of the persons proposed by management to be nominated for election as trustee, all major positions and offices currently held in the Trust or any of its material subsidiaries, the respective present principal occupation or employment of each of the nominees, the year he first became a trustee of the Trust, and the approximate number of units of the Trust each has advised are beneficially owned, directly or indirectly, by him or over which he exercises control or direction at the date of this Circular.

Name	Principal Occupation	Year first became a trustee	No. of units of the Trust beneficially owned or over which control or direction is exercised[1]	No. of options held by trustee
Douglas G. Bassett, O.C., O.Ont. [2][3][5][6][7]	Chairman, Windward Investments	1997	34,500	8,000
John Crow[2][3][4][6][7]	President of J&R Crow Inc.	1997	26,000	60,500
George Kuhl[7]	President of the Trust's operating companies and Vice Chairman of Central Park Lodges Ltd.	1997	85,605	37,500
W. Darcy McKeough, O.C.[3][5][6]	Chairman of McKeough Supply Inc.	1997	5,000	37,500
Barry Reichmann[2][7]	President of the Trust and President and Chief Executive Officer of Central Park Lodges Ltd.	1997	109,000	100,000
Paul Reichmann[2]	Chairman and Chief Executive Officer of Reichmann International Development Corporation and International Property Corporation and Executive Chairman of Canary Wharf Group PLC	1997	2,403,750	Nil
Calvin R. Stiller, C.M., O.Ont., M.D., F.R.C.P.(C)[2][3][5][6]	Chairman and Chief Executive Officer of the Canadian Medical Discoveries Fund and Professor of Medicine, University of Western Ontario	1997	135,000	8,000

(1) Individual trustees have furnished information as to units beneficially owned by them over which they exercise control or direction.

(2) Member of the Investment Committee.

(3) Independent trustee.

(4) Chairman of the Board of Trustees.

(5) Member of Audit Committee.

(6) Member of Compensation and Governance Committee.

(7) Member of Distributions Committee.

Re-Appointment of Auditors

Unless such authority is withheld, the proxies hereby solicited will be voted to re-appoint Messrs. Deloitte & Touche LLP, Chartered Accountants as the auditors of the Trust to hold office until the close of the next annual meeting of unitholders. Deloitte & Touche LLP, Chartered Accountants have been auditors of the Trust since February 1997.

REMUNERATION OF TRUSTEES

A non-independent trustee does not receive any remuneration from the Trust for serving as a trustee. Each independent trustee receives cash remuneration from the Trust in the amount of $10,000 per year, other than the chairman of the board of trustees who receives remuneration in the amount of $30,000 per year. In addition, each trustee serving as a chairman of a committee receives an additional retainer of $1,500 per year. Each trustee receives a meeting fee of $750 for each board and committee meeting attended either in person or by telephone and such other reasonable compensation as the trustees may determine from time to time. The trustees are also entitled to reimbursement of out-of-pocket expenses incurred in acting as a trustee.

EXECUTIVE COMPENSATION

Barry Reichmann, in his capacity as President and Chief Executive Officer of the Trust during 2000, did not receive any compensation from the Trust in 2000. In 1999, Mr. Reichmann was granted long-term compensation by the Trust in the form of options to purchase 100,000 units of the Trust. These options were granted at an exercise price of $21.70, which was equal to the market value of the units on the date that the options were granted. These options expire on March 24, 2009. Mr. Reichmann did not receive other forms of compensation from the Trust over the past five years.

The following table sets forth information concerning stock options with respect to the President of the Trust:

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised-in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Barry Reichmann	Nil	Nil	40,000/60,000	Nil/Nil

INDEBTEDNESS OF TRUSTEES AND OFFICERS

As at March 29, 2001, there was no indebtedness of any current or former officers or trustees of the Trust to the Trust or its subsidiaries entered into in connection with a purchase of securities of the Trust or its subsidiaries or for any other purpose.

STATEMENT OF GOVERNANCE PRACTICES

General

The trustees of the Trust believe that sound governance practices are essential to the well-being of the Trust and its unitholders, and that these practices must be reviewed regularly to ensure that they are appropriate. A description of the Trust's governance practices follows. This statement of governance practices has been approved by the trustees in accordance with the guidelines adopted by The Toronto Stock Exchange (the "TSE Guidelines") except where indicated otherwise.

In this Circular, the term "unrelated trustee" has the corresponding meaning given to the term "unrelated director" in the TSE Guidelines, namely, a trustee who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the trustee's ability to act with a view to the best interests of the Trust, other than interests and relationships arising from unitholdings. Although CPLL is the Advisor and Manager of the Trust, it is not technically a "significant unitholder" (being a unitholder with the ability to exercise a majority of the votes for the election of the trustees) within the meaning of the TSE Guidelines. The term "independent trustee" is used herein to describe an unrelated trustee who is free from any interests or other relationships with CPLL or any affiliate thereof.

Since the last Annual General Meeting of the Trust, there have been seven trustees. Four of the trustees (Messrs. Bassett, Crow, Stiller and McKeough) were "independent trustees" and the three others were "related trustees" within the meaning of the TSE Guidelines as described above. The trustees have determined that the number of trustees are appropriate for the board to function at this time and that the board of trustees is properly constituted to reflect the investment of all unitholders in the Trust. On an ongoing basis, the trustees review the size and composition of the board.

Mandate of the Trustees and Management

In general, the trustees have assumed responsibility for the overall stewardship of the Trust. The trustees' duties include the review and approval of the Trust's strategic objectives, identification and review of the risks faced by the Trust and establishment of systems to manage these risks, ensuring the integrity of the Trust's internal control and management information systems, and adopting and monitoring the Trust's communications policy for its unitholders, other stakeholders and the public generally.

In consultation with the Advisor and Manager of the Trust, the trustees assume responsibility for succession planning, including appointing, training and monitoring of senior management. The trustees are given broad powers under the Declaration of Trust including full control and authority over the assets of the Trust and the authority to act as they deem necessary or desirable in carrying out the purposes of the Trust. In meeting their responsibilities to the Trust, the trustees work with the President of the Trust and other members of senior management and seek the advice and assistance of the Advisor, the Manager of the Trust and other outside advisers and consultants.

Subject to those matters which require trustee approval, the President and other members of senior management are charged with the day-to-day operation of the business of the Trust and its affairs in accordance with the board's directives and strategic objectives.

Independent Trustees

All decisions materially affecting the Trust, its business and operations, including long-term strategic and operational planning must be approved by the trustees prior to implementation. The following matters require only the approval of a majority of the independent trustees to become effective:

- an acquisition of a property in which the Advisor or a party which is non-arm's length with the Advisor has any interest; and

- the enforcement of any agreement entered into by the Trust or a subsidiary with a trustee who is not an independent trustee, with the Advisor or a party which is non-arm's length with the Advisor, or the enforcement or defence of any other claim by the Trust or a subsidiary against any such person.

The Declaration of Trust provides that the trustees will appoint from among their number an Investment Committee consisting of at least five trustees, an Audit Committee consisting of at least three trustees and a Compensation and Governance Committee consisting of at least three trustees. A majority of the members of each of these committees must be, and are, independent trustees, a requirement that assists in allowing trustees to function independent of the management of the Trust.

At all meetings of the board of trustees, the opportunity exists for any independent trustee to request that all related trustees be excused so that any matter may be discussed freely.

Investment Committee

The Declaration of Trust requires the creation of an Investment Committee and the trustees have appointed an Investment Committee consisting of five trustees. The Investment Committee has the power to recommend proposed acquisitions and dispositions of investments by the Trust and to recommend borrowings and the assumption or granting of any mortgage.

Audit Committee

The Declaration of Trust requires the creation of an Audit Committee, consisting of at least three trustees, to review the annual audited financial statements and quarterly financial statements of the Trust and to ensure the integrity of the Trust's internal control and management information systems. In practice, this committee has taken an active role in reviewing the risks faced by the Trust and the Trust's practices for dealing with these risks. The trustees have appointed an Audit Committee consisting of three trustees. All members of the Audit Committee are independent trustees.

Compensation and Governance Committee

The Declaration of Trust requires the creation of a Compensation and Governance Committee, consisting of at least three trustees, to review management's compensation and the governance of the Trust. A majority of the members of the Compensation and Governance Committee must be independent trustees. The trustees have appointed a Compensation and Governance Committee consisting of four trustees, which is comprised exclusively of independent trustees. In addition to having a Chairman of the board who is independent of management, this committee is a further mechanism put in place by the trustees to ensure that the board can function independently of management. The Compensation and Governance Committee is responsible for nominating trustees for consideration by the board and for reviewing trustee compensation. This committee is also responsible for assessing the effectiveness of the board as a whole, the committees of the board, the contribution of the individual trustees, for establishing procedures to recruit new trustees, if necessary, and to provide orientation to such new trustees. The Compensation and Governance Committee is also responsible for monitoring compliance with the TSE Guidelines.

All current trustees have been trustees since 1997. The Trust has a comprehensive information package which is provided to each trustee upon their election to the board. If an individual trustee wishes to obtain independent advice from an outside advisor at the Trust's expense, the Compensation and Governance Committee will consider this request.

Distributions Committee

The trustees have appointed a Distributions Committee consisting of four trustees. The Distributions Committee has been delegated the authority of declaring monthly distributions other than the final distribution for each year. The Distributions Committee is required to circulate a memorandum to the other trustees each month setting out the basis of its decision and the amount of the distribution.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Internal Reorganization

Effective September 30, 2000, CPLL, in connection with an internal reorganization, transferred substantially all of its operational assets and assigned its advisory and management agreements with the Trust to Central Park Lodges Inc. ("CPLI", and together with CPLL, "Lodges"), a wholly-owned subsidiary of CPLL. Lodges is the advisor and manager of the Trust. The trustees of the Trust, after reviewing this reorganization and concluding that it would have no material impact on the Trust, consented to this assignment.

Pursuant to the management agreements (the "Management Agreements") with each of the operating subsidiaries of the Trust whereby Lodges provides overall guidance and supervision of the management and administration of the nursing homes, the Trust incurs an annual management expense equal to 2.75% of the gross revenue of each of its operating companies (subject to certain adjustments approved by the trustees in the case of certain operating companies), payable monthly, which expenses totalled $10,009,000 for the period from January 1, 2000 until December 31, 2000. Pursuant to the advisory agreement dated May 5, 1997, as amended and restated (the "Advisory Agreement") with the Trust whereby Lodges provides strategic advice to the Trust, the Trust incurs an annual advisory fee based on the adjusted cost base of the assets of the Trust (determined pursuant to a formula set out in the Advisory Agreement and totalled $2,550,000 (one half of which was paid in Units) for the period from January 1, 2000 until December 31, 2000). Pursuant to the Advisory Agreement, Lodges is also entitled to an incentive fee based on the amount of distributable cash available in any calendar year, together with transaction fees in the event of any acquisition, disposition or financing transaction conducted by the Trust. The transaction fees for the period from January 1, 2000 until December 31, 2000 were $438,000 and incentive fees in the amount of $409,000 have been accrued for the same period.

Messrs. Paul Reichmann, Barry Reichmann and George Kuhl, each of whom are trustees and/or officers of the Trust, are shareholders or associates of Lodges which is entitled to the payments as described above.

Initial Public Offering

On February 13, 2001, Retirement Residences Real Estate Investment Trust (the "Retirement REIT") filed a preliminary prospectus, as amended and restated and filed on March 2, 2001, with respect to an initial public offering (the "IPO") upon the closing of which the Retirement REIT and/or its subsidiaries will acquire the Canadian and Oregon retirement homes business of Lodges and its subsidiaries, as well as the Management Agreements and the Advisory Agreement. On the closing of the IPO, Retirement REIT will own 852,045 units of the Trust. The Management Agreements and the Advisory Agreement will be held by Retirement Residences Operations LP (the "Operator"), a subsidiary entity of the Retirement REIT. As substantially all of Lodges' management and employees are to be transferred to the Operator, there will be no material changes to the current management or advisory arrangements for the assets and properties of the Trust.

Independent Committee Review

Prior to filing the preliminary prospectus, the Retirement REIT requested the consent of the board of trustees of the Trust to the assignment of the Management Agreements and Advisory Agreement. The trustees established a special committee (the "Committee") comprised of three independent trustees (within the meaning of the Declaration of Trust of the Trust). The mandate of the Committee was to review the proposed assignment of the Management Agreements and Advisory Agreement (the "Proposed Transaction") in connection with the IPO, and consider and advise the trustees as to whether approval of such assignment is in the best interests of the Trust.

The Committee was empowered by the board of trustees of the Trust to establish rules and procedures relating to the conduct of its business and was also empowered to retain such advisors (at the expense of

Lodges or the Retirement REIT) as the Committee deemed appropriate to assist in its deliberations. The Committee retained independent legal counsel to provide advice to the Committee in carrying out its duties.

The Committee met on a number of occasions and also met or held discussions with representatives of Lodges and the Retirement REIT. In such meetings and discussions, the basis upon which the Committee would recommend approval of the Proposed Transaction was explored fully and settled.

In connection with the Proposed Transaction, the Operator has agreed to provide its covenant to maintain at least the level of service presently provided to the Trust pursuant to the Management Agreements and the Advisory Agreement. In addition, the Operator will waive in favour of the Trust (i) the incentive fee payable under the Advisory Agreement until May 5, 2007, and (ii) the management fee payable under the management agreement dated April 9, 1998 between Lodges and CPL (Delaware) LLC and the advisory fee payable under the Advisory Agreement with respect to the Trust's two facilities in the State of Washington (collectively, the "Washington Fees") until April 9, 2008, provided that, if these Washington facilities are disposed of by the Trust, any management and advisory fees payable to the Operator with respect to properties acquired by the Trust following such disposition will be reduced by the amount of the Washington Fees (as of the closing of the IPO) that would otherwise have been payable from the time of such acquisition until April 9, 2008. As mentioned earlier, in 2000, the incentive fee paid to Lodges amounted to approximately $409,000. In 2000, the Washington Fees of approximately $757,000 was reimbursed by Lodges to the Trust.

The Retirement REIT has agreed to provide its covenant to:

- pay all amounts owed to the Trust under any monetary claim resulting from the Operator's performance of its duties under any of the Management Agreements and the Advisory Agreement, and
- capitalize a new subsidiary, which will have sufficient resources to maintain at least the existing level of service to the Trust, to assume the obligations of the Operator in the event of the inability of the Operator to perform its duties under the Management Agreements and the Advisory Agreement.

Based upon the foregoing, the Committee has recommended to the board of trustees of the Trust that the Trust consent, and the board of trustees has agreed that the Trust will consent, to the Proposed Transaction, subject to execution of formal legal documentation in a form satisfactory to the Committee and its advisors.

TRUSTEES AND OFFICERS LIABILITY INSURANCE

The Trust has purchased insurance which covers trustees and officers liability for US$50 million for a period expiring on April 1, 2002 for an annual premium of CDN$105,000. The premium was paid entirely by the Trust and has not been allocated among the coverages provided. The Trust retains a risk of CDN$100,000 per loss on its coverage.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Trust will provide to any person or company, upon request to its chief financial officer, a copy of:

(i) the most recent annual information form of the Trust, together with a copy of any document or pertinent pages of any document, incorporated therein by reference;

(ii) the comparative financial statements of the Trust for its financial year ended December 31, 2000 and its report of its auditors thereon;

(iii) the most recent annual report of the Trust, which includes management's discussion and analysis of financial conditions and results of operations;

(iv) the interim financial statements of the Trust for the periods subsequent to the end of its fiscal year; and

(v) this Circular.

GENERAL

The consolidated financial statements of the Trust for the year ended December 31, 2000, together with the report of the auditors thereon, will be presented to the unitholders at the Meeting for their consideration.

The contents and the sending of this Circular have been approved by the trustees of the Trust.

DATED as of March 29, 2001

BY ORDER OF THE BOARD OF TRUSTEES

John Crow (signed)

JOHN CROW
Chairman

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

BOWNE
PRINTED IN CANADA
T26443

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

Retirement Residences Real Estate Investment Trust

INITIAL ANNUAL INFORMATION FORM
PURSUANT TO NATIONAL POLICY 44-101

October 19, 2001

TABLE OF CONTENTS

Page No.

STRUCTURE OF THE RETIREMENT REIT 1

GENERAL DEVELOPMENT OF THE BUSINESS 4

History of the Business 4

Significant Acquisitions 4

Trends and Changes 18

THE BUSINESS OF THE RETIREMENT REIT 19

Objectives of the Retirement REIT 19

Sources of Revenue 19

The Industry 20

Industry Dynamics 22

Comparison of Retirement Homes to Multi-Family Housing and Nursing Homes in Canada 26

Competition and the Retirement REIT's Competitive Advantages 27

Strategies for Achieving Growth 29

Acquisitions 34

Growth from Other Services 36

Management of the Retirement REIT and the Operator 37

INFORMATION CONCERNING THE RETIREMENT REIT 40

Declaration of Trust and Description of Units 40

Investment Guidelines and Operating Policies 40

Distribution Policy 40

Risk Factors 40

SELECTED CONSOLIDATED FINANCIAL INFORMATION 40

MANAGEMENT'S DISCUSSION AND ANALYSIS 42

MARKET FOR SECURITIES 42

TRUSTEES AND KEY MANAGEMENT 43

General 43

Conflicts of Interest 43

ADDITIONAL INFORMATION 43

GLOSSARY OF TERMS

The following terms used in this annual information form have the meanings set out below. Unless the context otherwise requires, any reference in this annual information form to any agreement, instrument, indenture or other document shall mean such agreement, instrument, indenture or other document, as amended, supplemented and restated at any time and from time to time prior to the date hereof or in the future:

"**Affiliate**" has the meaning ascribed thereto in the *Securities Act* (Ontario).

"**Average Resident Occupancy**" means the daily total number of residents living in a Retirement Home, including private occupancy, semi-private occupancy and ward occupancy (three occupants to a suite) and also including spouses sharing a suite, during a period calculated as a daily average based on the number of days in the period.

"**BCC**" means Balanced Care Corporation, a public U.S. assisted living company.

"**Bonds**" means, collectively, the following bonds, which were assumed by the Retirement REIT and/or the Operator on or following the closing of the initial public offering of the Retirement REIT: the $12 million of 6.92% Secured Mortgage Bonds, Series A due September 27, 2002 issued by Vendorco on September 15, 1997, the $88 million of 7.31% Secured Mortgage Bonds, Series B due September 27, 2004 issued by Vendorco on September 15, 1997, the $15 million of 7.17% Secured Mortgage Bonds, Series C due September 27, 2004 issued by Vendorco on February 26, 1998 and the $23 million of 7.10% Secured Mortgage Bonds, Series D due September 27, 2004 issued by Vendorco on April 27, 1998 and any other Secured Mortgage Bonds which may from time to time be issued and outstanding under the Trust Indenture.

"**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

"**Canadian Properties**" means the 66 Retirement Homes located in Canada owned by the Retirement REIT or its Affiliates.

"**CHS**" means Centracare Health Services Ltd.

"**CMHC**" means Canada Mortgage and Housing Corporation and its successors.

"**Declaration of Trust**" means the declaration of trust dated as of December 28, 2000, governed by the laws of the Province of Ontario, pursuant to which the Retirement REIT was created.

"**Development Agreement**" means the agreement entered into between Developmentco and the Retirement REIT with respect to the development of Retirement Homes by Developmentco and the rights and obligations of the Retirement REIT to finance and acquire such Retirement Homes.

"**Developmentco**" means CPD LP, a limited partnership formed pursuant to the laws of the Province of Manitoba.

"**Developmentco Management Agreements**" means the three agreements between Vendorco and Developmentco whereby Developmentco agreed to provide management services to Vendorco in respect of Development Properties, Lease-Up Properties and Vendorco's property located in Thunder Bay, Ontario.

"**Development Properties**" means, collectively, all Retirement Homes developed by Developmentco from time to time.

"**Distributable Income**" means net income of the Retirement REIT and its consolidated Subsidiaries or generated by a Property, as determined in accordance with GAAP, subject to certain adjustments as set out in the Declaration of Trust, including adding back depreciation, amortization of licenses and goodwill to the computation and excluding any gains or losses on the disposition of any asset and any other adjustments determined by a majority of the Trustees in their discretion. Distributable Income shall include all distributable income received by the Retirement REIT and its Subsidiaries from the Nursing REIT Units it holds, whether such distributions constitute income, return of capital, depreciation or amortization.

"**Distribution Date**" means with respect to a distribution by the Retirement REIT: (i) a Business Day determined by the Trustees for any calendar month other than December, on or about the 15th day of the following month; and (ii) for December, December 31.

"**Fiscal Year**" means, unless expressly provided otherwise, a fiscal year of the Retirement REIT, ending on December 31st of the applicable year.

"**GAAP**" means generally accepted accounting principles in Canada including, among other things, Recommended Accounting Practices for Real Estate Investment and Development Companies issued by the Canadian Institute of Public and Private Real Estate Companies. Except as otherwise specified, all accounting terms used in this prospectus shall be construed in accordance with GAAP.

"**GP**" means Retirement Residences Genpar Inc., a wholly-owned subsidiary of the Retirement REIT which, as the general partner of the Operator, manages and controls the Operator.

"**Gross Book Value**" means, at any time, the book value of the assets of the Retirement REIT and its consolidated Subsidiaries, as shown on its then most recent consolidated balance sheet (or if approved by a majority of the Trustees at any time, the appraised value thereof), plus the amount of accumulated depreciation and amortization shown thereon or in the notes thereto.

"**Gross Revenue of a Home**" means revenue from all sources relating to such Retirement Home, including but not limited to residential rents and special care, laundry, beauty salon, vending and any other ancillary services to residents.

"**Home Healthcare Business**" means the business of the provision of home healthcare services in the Provinces of Québec, Ontario, Manitoba and Alberta by CHS (or, following the amalgamation of CHS, RRI) under the trade name Central Health Services.

"**Initial Development Properties**" means three Development Properties known as Eau Claire, McKenzie Towne and Claremont/Mount Pleasant.

"**Initial Lease-Up Properties**" means four Lease-Up Properties known as Colonel By, Kingsway, Meadowlands and Riverbend.

"**Lease-Up**" means the period of time from the opening of a newly developed Retirement Home to the earlier of the time that it achieves Stabilization or the end of its projected fill-up period, typically from 18 to 36 months.

"**Lease-Up Properties**" means, collectively, all Retirement Homes in Lease-Up.

"**Limited Partnership Agreement**" means the limited partnership agreement in respect of the Operator between GP and the Retirement REIT, as the initial limited partner.

"**Maximum Capacity**" means the maximum number of residents that could reasonably be accommodated in a Retirement Home based on the physical room sizes and number of suites.

"**Non-Recourse Debt**" means a loan that restricts the lender's recourse to the security of the asset(s) securing the loan.

"**Nursing Home**" means a residence for adults who are in need of a higher level of attendant care than that provided by a Retirement Home, including nursing and sub-acute care, for either physical and/or mental needs. Nursing Homes are licensed facilities which are generally referred to as nursing homes or long-term care facilities in Canada and skilled nursing facilities in the United States.

"**Nursing REIT**" means CPL Long Term Care Real Estate Investment Trust, a publicly traded real estate investment trust listed on the TSE, and, unless the context otherwise requires, its Subsidiaries.

"**Nursing REIT Advisory Agreement**" means the agreement dated May 5, 1997 between Vendorco and the Nursing REIT.

"**Nursing REIT Management Agreements**" means collectively, the management agreement dated April 24, 1997 between Vendorco and Central Care Corporation, the management agreement dated October 8, 1997 between Vendorco and Versa-Care Limited, the management agreement dated February 18, 1998 between Vendorco and Preferred Care Corporation, the management agreement dated April 9, 1998 between Vendorco and CPL (Delaware) LLC, the management agreement dated July 7, 1998 between Vendorco and Huronia Nursing Home Limited, the management agreement dated July 7, 1998 between Vendorco and 1261628 Ontario Limited, the management agreement dated March 31, 1999 between Vendorco and CPL Subacute LLC and the management agreement dated June 30, 1999 between Vendorco and Preferred Care Corporation.

"**Nursing REIT Management Business**" means the business of providing advisory and management services to the Nursing REIT.

"**Nursing REIT Units**" means units in the capital of the Nursing REIT.

"**Operator**" means Retirement Residences Operations (REIT) LP, a limited partnership formed under the laws of the Province of Manitoba, and its direct and indirect Subsidiaries.

"**Operator Class A Units**" means the Class A Units in the capital of the Operator.

"**Operator Class B Exchangeable Units**" means the Class B Units in the capital of the Operator.

"**Oregon Properties**" means the eight Retirement Homes located in the State of Oregon in the United States owned by Sun Holdings Corp. or its Affiliates.

"**Other Development Properties**" means seven Development Properties known as Aylmer, Kamloops, Regina, Kenny's Pond, Sturgeon Creek #1, Sturgeon Creek #2 and Loyalist Parkway.

"**Other Lease-Up Properties**" means the three Lease-Up Properties known as Dorchester/Kelowna, Portsmouth/Tuxedo and Waldorf II.

"**Properties**" means, collectively, the Canadian Properties and the Oregon Properties.

"**Property Mortgages**" means all mortgages by which the Retirement REIT and/or any of its Subsidiaries are bound, together with any replacement and other mortgages secured by the Properties.

"**Purchase Bond**" means the unsecured interest-bearing participating bond issued by the Operator to the Retirement REIT on closing of the Retirement REIT's initial public offering, payable on December 31, 2031.

"**Retirement Home**" means an adult living facility housing seniors that provides a range of services (e.g., meals, housekeeping and activities), amenities (e.g., dining rooms, beauty salons and lounges) and care (e.g., nursing supervision, medication administration and bathing), from independent to assisted living.

"**Retirement Home Business**" means the business, operating assets and current liabilities acquired and assumed by the Operator from Vendorco consisting of the operation and management of Retirement Homes located in Canada and the provision of administrative services to Developmentco.

"**Retirement REIT**" means Retirement Residences Real Estate Investment Trust, excluding any of its Subsidiaries unless otherwise expressly indicated.

"**RRI**" means Retirement Residences Inc., a Subsidiary of the Retirement REIT, formed upon the amalgamation of RRI and CHS.

"**Stabilization**" means, in reference to a particular Retirement Home, that the Retirement Home has had an average occupancy percentage of 95% or greater during the previous month.

"**Subacute Management Agreement**" means the management agreement dated March 31, 1999 between Vendorco and CPL Subacute LLC, which is held by RRI.

"**Subsidiary**" includes, with respect to any person, company, partnership, limited partnership, trust, or other entity, any company, partnership, limited partnership, trust or other entity controlled by such person, company or entity.

"**Tax Act**" means the *Income Tax Act* (Canada), as amended.

"**Trust Indenture**" means the deed of trust and mortgage made between Vendorco and CIBC Mellon Trust Company, as trustee, as of September 15, 1997, and constituting, among other things, a fixed and specific mortgage and charge over 32 of the Canadian Properties.

"**Trustees**" means the trustees of the Retirement REIT, and "**Trustee**" means any one of them.

"**TSE**" means The Toronto Stock Exchange.

"**Unitholder**" means a holder of Units.

"**Units**" means the units of the Retirement REIT.

"**Vendorco**" means the corporation formed by the amalgamation of Central Park Lodges Ltd. and Central Park Lodges Inc. and includes each of its predecessor entities.

"**Vendors**" means, collectively, Vendorco and those of its Affiliates, direct and indirect shareholders and other related parties that received Units or Operator Class B Exchangeable Units on closing of the initial public offering of the Retirement REIT.

INITIAL ANNUAL INFORMATION FORM

**RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST**

STRUCTURE OF THE RETIREMENT REIT

The Retirement REIT is an unincorporated closed-end investment trust created by the Declaration of Trust and governed by the laws of the Province of Ontario. The objectives of the Retirement REIT are to generate stable and growing Distributable Income and to maximize Unit value through (i) the efficient management of a portfolio of Retirement Home properties and related businesses, and (ii) accretive acquisitions of additional properties and Stabilized developments, primarily in Canada. The head office of the Retirement REIT is located at 175 Bloor Street East, South Tower, 6th Floor, Toronto, Ontario, M4W 3R8.

The Retirement REIT and its Subsidiaries were formed primarily to acquire from Vendorco the Properties, the Retirement Home Business, the Home Healthcare Business, the Nursing REIT Management Business and 852,045 Nursing REIT Units. The Retirement REIT is a limited partner of the Operator, and holds all of the issued and outstanding Operator Class A Units. GP, a wholly-owned Subsidiary of the Retirement REIT, is the only general partner. The Retirement REIT also holds the Purchase Bond for the principal amount of $57 million, which is an unsecured, interest-bearing participating bond with a 30-year term issued by the Operator.

Through its interest in GP and its ownership of Operator Class A Units, as well as through the payment of interest on the Purchase Bond, the Retirement REIT is entitled to receive substantially all of the profits of the Operator's businesses, being the Retirement Home Business and the Nursing REIT Management Business. The Operator Class A Units are entitled to receive 98.99% of the profits of the Operator's businesses and GP is entitled to receive 0.01% of the profits of the Operator's businesses. Interest on the Purchase Bond is payable monthly, in arrears, by the Operator to the Retirement REIT and a Subsidiary, calculated on a formula basis on the first day of March of each calendar year.

Vendorco holds, directly or indirectly, all of the issued and outstanding Operator Class B Exchangeable Units. The Operator Class B Exchangeable Units represent the economic entitlement associated with the Units owned by the Operator. Operator Class B Exchangeable Units are entitled to receive 1% of the profits of the Operator's businesses, as well as distributions equal to all distributions received by the Operator on the Units held by it. The Operator Class B Exchangeable Units are exchangeable, at the option of the holder and subject to certain conditions, for the Units held by the Operator and are entitled to receive from time to time, at the holder's option, a distribution or distributions of all or any portion of such Units. The Limited Partnership Agreement provides that all taxable income derived by the Operator from Units, including any gain arising as a result of the exercise by a holder of Operator Class B Exchangeable Units of its exchange right, is allocated to the Operator Class B Exchangeable Units, and that all other taxable income of the Operator (other than in respect of the 1% profit entitlement of the Operator Class B Exchangeable Units is allocated to the Operator Class A Units.

Holders of the Operator Class B Exchangeable Units have customary limited partner approval rights with respect to matters governing the limited partnership, including:

(a) any breach of the Limited Partnership Agreement;

(b) replacement of the general partner or admission of a new limited partner; and

(c) any change in the restrictions contained in the Limited Partnership Agreement with respect to certain matters, including:

(i) business purpose and permitted activities of the Operator;

(ii) borrowing and pledging assets of the Operator; and

(iii) permitted investments by the Operator.

In addition, except where the Operator is voting on the election of a slate of trustees proposed by the board of trustees of the Retirement REIT, the Operator is required to first obtain the written consent of the holders of a majority of the Operator Class B Exchangeable Units before voting (or, unless required by law, abstaining from voting) the Units held by the Operator inconsistently with the vote or stated position of a majority of the Vendors' appointees on the board of trustees of the Retirement REIT on the same or similar matter.

The following chart sets forth the material subsidiaries of the Retirement REIT as at October 1, 2001, their jurisdiction of incorporation, continuance or organization and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Retirement REIT. Those subsidiaries not included in the chart represent, in the aggregate, less than 20% of the total consolidated sales and operating revenue and less than 20% of total consolidated assets of the Retirement REIT. Of the subsidiaries not listed, none has total assets which constitute more than 10% of the Retirement REIT's consolidated assets or consolidated sales and operating revenue.


RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST
(Ontario Trust)
(the "Retirement REIT")
Owns 66 Retirement Homes in Canada
and 852,045 Nursing REIT Units
100%
500,000 Common Shares
100,000 Class A Operator Units
100%
500,000 Common Shares (12.5%)
Retirement Residences Genpar Inc.
(Ontario)
("GP")
Employer of employees of the Operator
General Partner
3,500,000 Common Shares (87.5%)
Retirement Residences Inc.
(Ontario Corporation)
("RRI")
Operates the Home Healthcare Business
Retirement Residences Operations (REIT) LP(1)
(Manitoba Limited Partnership)
(the "Operator")
Operates 65 Retirement Homes in Canada owned by the Retirement REIT and manages three Retirement Homes in Canada owned by third parties
Provides management and advisory services to the Nursing REIT and manages Development Properties and Lease-Up Properties for Developmentco and Vendorco
100%
Sun Holdings Corp.
(Oregon Corporation)
Indirectly owns eight Retirement Homes in the State of Oregon
Key
Trust
Limited Partnership
Corporation

Note:

(1) The Operator has 100,000 Operator Class A Units and 3.0 million Operator Class B Exchangeable Units issued and outstanding. Through its ownership of all of the issued and outstanding Operator Class A Units, the interest payments on the Purchase Bond and its 100% interest in GP, the Retirement REIT is entitled to receive 99% of the profits of the Operator's businesses. Vendorco, through its direct and indirect ownership of all of the issued and outstanding Operator Class B Exchangeable Units, is entitled to receive 1% of the profits of the Operator's businesses.

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Business

The Retirement REIT was created on December 28, 2000. Prior to its creation, the business of the Retirement REIT was conducted by Vendorco. Vendorco was originally established in 1961 by Granite Holdings of Canada Ltd. which operated a chain of privately-owned Nursing and Retirement Homes under its own name until 1969 when it was acquired by Trizec Corporation Ltd. (which later became TrizecHahn Corporation). Between 1969 and 1990, additional Nursing and Retirement Home properties were acquired. During this period, Vendorco also established a home healthcare division (operated by CHS) to provide staffing and companion services to seniors, the disabled and the chronically ill. At the end of 1990, the business consisted of 14 Retirement Homes and 11 Nursing Homes located in five provinces across Canada, together with the Home Healthcare Business. In September 1994, the families of Messrs. Paul Reichmann, Barry Reichmann and Lawrence Koenig purchased 70%, and the family of George Kuhl purchased 30%, of Vendorco from Trizec Corporation Ltd.

A management team with experience and expertise in healthcare, operations, finance and value creation was assembled in 1994. The management team focused its efforts on streamlining operations, instituting programs of cost control and increasing occupancies and revenues through extensive networking and marketing programs. Through these efforts, net operating income of the originally acquired 13 Vendorco Retirement Homes has increased significantly since 1994. This same focus and strategy has been applied to acquisitions once they became part of the Vendorco portfolio.

After establishing and implementing its operating procedures, management shifted its attention to strategic growth. Since 1996, 61 properties consisting of 5,112 suites were acquired and integrated into the Vendorco portfolio. The capital for the expansion program was provided through the judicious use of mortgage financing, bank leverage and shareholders' injection of funds. Vendorco has focused its acquisition program primarily on Canada, although it has made limited acquisitions in the United States. The only U.S. properties acquired by the Retirement REIT from Vendorco are the Oregon Properties, which were acquired through RRI.

In May 1997, Vendorco sold 12 Nursing Homes and the related operations to the Nursing REIT on the initial public offering of the Nursing REIT. The Nursing REIT is a publicly traded real estate investment trust listed on the TSE. The decision to create the Nursing REIT was a strategic decision in order to achieve several objectives: (i) to separate the Retirement Home Business from the Nursing Home business; (ii) to allow the Nursing REIT to increase its capital base to expand its penetration of the long-term care sector; and (iii) to allow the Nursing REIT to access the public markets for funds to make additional purchases of Nursing Homes, while freeing up Vendorco's private capital to grow the Retirement Home Business. Vendorco entered into the Nursing REIT Advisory Agreement and the Nursing REIT Management Agreements and purchased 852,045 Nursing REIT Units upon the initial public offering of the Nursing REIT (10% of those outstanding at the time and which were purchased by the Retirement REIT on closing of the initial public offering of the Retirement REIT).

Significant Acquisitions

On closing of the initial public offering of the Retirement REIT, the Retirement REIT acquired the Canadian Properties and 852,045 Nursing REIT Units, RRI indirectly acquired the Home Healthcare Business, the Oregon Properties and the Subacute Management Agreement and the Operator acquired the Retirement Home Business and the Nursing REIT Management Business.

Acquisitions by the Retirement REIT

The Retirement REIT acquired the Canadian Properties and 852,045 Nursing REIT Units for an aggregate purchase price of $671.4 million and $11.9 million, respectively. The purchase price of the Canadian Properties and the Nursing REIT Units consisted of $159.0 million in cash; $433.0 million by the Retirement REIT assuming the mortgagor's obligations under the Bonds and under the mortgages on the Canadian Properties; and the balance by the issuance of 9.1 million Units to Vendorco.

(a) Overview of Properties

The following table summarizes the overall number of suites, total of Average Resident Occupancy and existing mortgage indebtedness with respect to the Canadian Properties and the Oregon Properties as of March 31, 2001:

Selected Information Concerning the Properties[1]

Number of income producing Properties	73
Number of properties in Lease-Up	1
Total Average Resident Occupancy	6,946
Average number of suites per Property	90
Average Resident Occupancy Percentage[2]	93%
Total indebtedness under property specific mortgages and Bonds[5]	$481,801
Weighted average interest rate on property specific mortgages and Bonds	7.3%
	Principal Amount[3][5]
Principal mortgage debt and Bond repayments are due as follows:	
2001	$42,607[4]
2002	$55,385
2003	$64,450
2004	$142,268
2005	$39,679
2006	$30,364
Thereafter	$107,048

Notes:

(1) Excluding three managed Properties.

(2) Average Resident Occupancy Percentage is the percentage of the Average Resident Occupancy of a Retirement Home for the year ended September 30, 2000 (or the period from date of acquisition to September 30, 2000, for those facilities acquired during the year) divided by the total number of residents that could reasonably have been expected to occupy the Retirement Home at September 30, 2000 (a total of the actual occupancy at September 30, 2000 plus an estimate of additional residents that could potentially have occupied vacancies).

(3) In each case, for the 12-month period ending on December 31 of the particular year. Principal repayments in any year include both the amount of amortized mortgage principal payments and the balance of mortgages maturing in the year.

(4) $21.1 million of mortgages that were due in 2001 and were renewed subsequent to October 1, 2000 have been excluded from the 2001 balance and payments are reflected in the periods that they are now due.

(5) Amounts shown in thousands.

The Properties are located both in urban and suburban centres, and usually are close to shopping malls, transportation linkages, medical centres and other necessary amenities. Building sizes range from 20 to 229 suites, with an average number of suites per Retirement Home of 90. Construction type varies, but typically consists of reinforced concrete and concrete foundation, brick exterior walls, plaster and drywall interiors. Alternatively, exterior construction may be wood frame with stucco or brick walls. The grounds of each building are fully landscaped with walkways and appropriate shrubbery and flowers.

The interior of a Retirement Home varies from Property to Property but typically includes an attractive lobby, full-service dining suites, a modern and fully-equipped kitchen, beauty salons, television lounges, sitting areas, activity suites, smoking lounges, administration offices and medical and nursing offices. Generally, areas are decorated and furnished with wall-to-wall carpeting, wall finishes and appropriate lighting. Types of resident suites include private singles, deluxe suites and one-bedroom and two-bedroom suites. A typical suite offers a nurse call system, a private bathroom, lockable doors and window exposure. In addition, many suites have individual climate control. Residents of private suites are encouraged to bring their own furniture in order to create surroundings with which they are familiar.

The summary of the Properties, by number, occupancy and percentage of book value is shown in the following table:

Summary of Properties, Lease-Up Properties and Development Properties

	Number of Properties	Average Resident Occupancy[1]	Percentage of Pro Forma Book Value[2]
THE RETIREMENT REIT			
Income Producing Retirement Homes[3]			
Canada	65	6,616	91.4%
United States	8	330	7.0%
Subtotal	73	6,946	98.4%
Properties Under Development			
Canada — owned by the Retirement REIT[4]	1	112	1.6%
Subtotal	74[5]	7,058	100%
VENDORCO/DEVELOPMENTCO			
Properties under Development			
Canada — Lease-Up Properties owned by Vendorco[6]	6	789	N/A
Canada — Development Properties owned by Developmentco	10	N/A	N/A
Subtotal	16	789	N/A
Total	90	7,847	100%

Notes:

(1) Based on the Average Resident Occupancy of the Retirement Homes for the year ended September 30, 2000 and expected number of suites for Properties Under Development.

(2) Pro forma book value is calculated as at March 31, 2001, after giving effect to the initial public offering of the Retirement REIT and other transactions described under "Use of Proceeds".

(3) Acquired by the Retirement REIT directly and through Subsidiaries on the closing of its initial public offering.

(4) Represents the Waldorf II Property which was acquired by the Retirement REIT immediately following closing of its initial public offering.

(5) Does not include three managed Retirement Homes.

(6) Four Lease-Up Properties are to be acquired by the Retirement REIT on reaching Stabilization. One such Property reached Stabilization subsequent to the end of the second quarter of 2001, with Stabilization expected to be reached by the remaining three Properties over the first half of 2002.

(b) Description of the Properties

The following table provides information regarding the municipal address, the year of construction (and the year(s) of any major renovations), the number of suites and the Average Resident Occupancy, together with historical occupancy rates, of each of the Properties (other than the Lease-Up Properties and the Development Properties).

Summary of the Canadian Properties

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy(1)	Average Resident Occupancy Percentage %(1)
Canadian Properties					
Arnprior Villa................	15 Arthur Street, Arnprior, Ontario	1991 (1995)	81	79	98
Blue Mountain Manor....	236 Weir Street, Stayner, Ontario	1985	52	56	98
Bough Beeches(2)...........	1130 Bough Beeches Blvd., Mississauga, Ontario	1985	100	131	99
Bradgate Arms(3)(8)	52-54 Foxbar Road, Toronto, Ontario	circa 1900 (1983)	87	76	86
Briargate Retirement Living Centre	4567 Bath Road, Amherstview, Ontario	c. 1975 (1990)	71	83	94
Bridlewood Manor	1026 Bridlewood Drive, Brockville, Ontario	1996	67	68	91
Brookside/Hilltop(2)(6).....	980-1000 Elgin Mills Road, Richmond Hill, Ontario	1974	90	137	100
Brunet Residence	100 Boul. Cite des Jeunes, Hull, Québec	1989 (1993)	69	68	97
Cedarcroft Oshawa.........	649 King Street East, Oshawa, Ontario	1990	80	101	98
Centennial(2)	25 Centennial Park Road, Etobicoke, Ontario	1980	47	51	100
Charlotte Villa(2)............	120 Darling Street, Brantford, Ontario	1974 (1995)	77	77	94
College(2)(6).....................	166 College Street, Guelph, Ontario	1974	33	57	95
Constitution(2)(6)	3051 Constitution Blvd., Mississauga, Ontario	1976	53	76	99
The Edgemont................	80 Edenwold Drive N.W., Calgary, Alberta	1997	124	129	97
The Edinburgh(2)(6)	10 Vaughan Street, Ottawa, Ontario	1987	66	68	100
Elmsmere	889 Elmsmere, Gloucester, Ontario	1988	57	57	100
Fergus(2)(6)	164-168 Fergus Avenue, Kitchener, Ontario	1980	50	78	97
Fieldgate(2)......................	20 Fieldgate Street, Kitchener, Ontario	1988	90	132	99
Frontenac, Residence	79 Rue Frontenac, Hull, Québec	1989	93	99	97
Hamilton(2)	35 Arkledun Avenue, Hamilton, Ontario	1965 (1996)	70	67	87
Hampton Court(6)...........	49 Albert Street, Southampton, Ontario	circa 1885 (circa 1953, 1987/99)	33	29	79
Kanata(2)(6)......................	145 Castlefrank Road, Kanata, Ontario	1987	64	91	98

650

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy[1]	Average Resident Occupancy Percentage %[1]
King Gardens	85 King Street East, Mississauga, Ontario	1990	155	163	97
Levis (Les Maronniers)	22 Charles-Edouard, Levis, Québec	1988	156	185	100
Livingston Lodge[2][6]	65-81 Livingston Road, Scarborough, Ontario	1970	92	103	96
London[2]	279 Horton Street, London, Ontario	1965 (1996)	87	77	85
London (Meadowcroft)	760 Horizon Drive, London, Ontario	1990	75	86	98
The Loyalist[2][6]	190 King Street, St. Catharines, Ontario	1987 (1997)	116	106	80
Lundy Manor[2]	7860 Lundy's Lane, Niagara Falls, Ontario	1992	101	99	94
Manoir Montefiore[6]	5885 Cavendish Blvd., Cote St-Luc, Québec	1988 (1998/00)	134	144	97
Ogilvie Villa	1345 Ogilvie Road, Gloucester, Ontario	1995	64	66	99
Ottawa #1[2]	2374 Carling Avenue, Ottawa, Ontario	1965 (1996)	103	98	90
Ottawa #2[2]	2370 Carling Avenue, Ottawa, Ontario	1974 (1996)	141	131	90
Pine Villa[2][6]	1035 Eglinton Ave., West, Toronto, Ontario	1950 (1980/96)	76	76	99
Queens Drive #1[2]	265 Queens Drive, Toronto, Ontario	1967 (1996)	112	103	85
Queens Drive #2[2]	303 Queens Drive, Toronto, Ontario	1973 (1996)	157	151	91
Queenswood Villa	370 Kennedy Lane, Orleans, Ontario	1992	63	56	88
The Renoir[2]	9229-16th Street S.W., Calgary, Alberta	1988 (1996)	141	138	94
Residence on Garrison[6]	373 Garrison Road Fort Erie, Ontario	1987	80	71	77
Residence on King[6]	750 King Street, Midland, Ontario	1987	80	90	82
Residence on William[6]	140 William Street, Lindsay, Ontario	1987	80	96	87
The Village, Ridgetown[3]	9 Myrtle Street, Ridgetown, Ontario	1983 (1985)	81	102	81
Robertson House[6]	1 Mill Hill Road, Nepean, Ontario	1988	114	107	92
Rowanwood[2][6]	R.R. #3, Utterson, Ontario	1973 (1987/90)	61	75	97
Sainte-Foy (La Roseraie)	825 rue Arthur-Rousseau, Sainte-Foy, Québec	1987	229	228	93
Sandy Hill Retirement Residence[2][6][7]	353 and 365-367 Friel St., Ottawa, Ontario, and 301 Laurier Avenue East Ottawa, Ontario	1906 (1930/79/98)	63	59	93
Scenic Acres	150 Scotia Landing NW, Calgary, Alberta	1998	123	123	93
Spadina Road[2]	123 Spadina Road, Toronto, Ontario	1971 (1995/96)	102	95	89

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy[1]	Average Resident Occupancy Percentage %[1]
Sterling Place[2][6]	2716 Richmond Road, Ottawa, Ontario	1900 (1960/97)	117	107	89
Stittsville Retirement Community	1340-1354 Main Street, Stittsville, Ontario	1996/1997	114	116	99
St. Lawrence Place	181 Ontario Street, Kingston, Ontario	1986	72	73	95
Stone Lodge[2]	165 Cole Road, Guelph, Ontario	1989	102	129	96
Telfer Place[3]	245 Grand River St., North, Paris, Ontario	1985	200	237	100
Terrace Gardens[2][6]	3705 Bathurst Street, North York, Ontario	1985 (1996)	64	81	89
Thorncliffe #1[2]	10 William Morgan Drive, East York, Ontario	1965 (1981/92/96)	220	214	93
Thorncliffe #2[2]	14 William Morgan Dr. E., York, Ontario	1967 (1996)	118	115	90
Trafalgar Lodge[6]	297-299 Randall Street, Oakville, Ontario	circa 1960 (1983/86)	73	72	98
Trillium Court[3]	550 Phillip Place, Kincardine, Ontario	1990	85	102	95
Vankleek Hill (Heritage Lodge)[6]	44-48 Wall Street, Vankleek Hill, Ontario	1987 (1990/93/96)	72	61	84
Victoria Place[2]	290 Queen Street South, Kitchener, Ontario	1964 (1972/96)	92	83	82
The Village Senior Community (Hanover) (four separate buildings)[3]	101-10th Street, Hanover, Ontario	1. 1917 (1954, 1969) 2. c.1952 3. 1979 4. c. 1981	224	248	92
Waldorf Adult Residence[5]	7400 chemin Cote-St-Luc, Montreal, Québec	1989	104	106	97
Windsor[2]	3387 Riverside Drive East, Windsor, Ontario	1971 (1997)	141	127	87
Woolwich Lodge[2][6][9]	385 Woolwich Street, Guelph, Ontario	1970 (1999)	20	30	72
York Mills[2]	1340 York Mills Road, Toronto, Ontario	1987	66	77	99
Subtotal			6,224	6,616	
Oregon Properties					
Bridgewood Rivers	1901 NW Hughwood, Roseburg, Oregon	1990	40	38	93
Deerfield Village	5770 SE Kellogg Creek Dr., Milwaukee, Oregon	1991	40	40	98
Emerald Valley	4550 W. Amazon Drive, Eugene, Oregon	1990	40	40	96
Inland Point	2290 Inland Drive, North Bend, Oregon	1995	50	53	98
Meadow Creek Village	3988 12th Street SE, Salem, Oregon	1992	44	42	97
Parkland Senior Estates[4]	3123-3161 Three Mile Lane, McMinnville, Oregon	2000	22	9	41
Parkland Village	3121 Three Mile Lane, McMinnville, Oregon	1996	50	50	92

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy[1]	Average Resident Occupancy Percentage %[1]
Spring Valley	770 Harlow Road, Springfield, Oregon	1994	51	58	99
Subtotal			337	330	
TOTAL INCOME-PRODUCING PROPERTIES			**6,561**	**6,946**	**93%**

Notes:

(1) In each case, the Average Resident Occupancy and Average Resident Occupancy percentage is for the 12-month period ending September 30, 2000 except for seven properties that were acquired during the year for which the amounts are for the period from date of acquisition to September 30, 2000 and three projects that were in Lease-Up during the period for which the amounts were computed for the month of September 2000. Acquisitions during the year consisted of Waldorf Adult Residence (November 1, 1999), Residence on King (December 1, 1999), Residence on William (December 1, 1999), Residence on Garrison (December 1, 1999), St. Lawrence Place (December 1, 1999), Blue Mountain Manor (December 1, 1999) and Briargate Retirement Living Centre (February 29, 2000). Lease-Up projects consisted of Scenic Acres and Sandy Hill which were development projects and Woolwich, which was being re-leased after being reconstructed following a fire in April 1999. Average Resident Occupancy exceeds the number of suites in some cases due to the inclusion of semi-private and ward occupancy and spouses sharing suites. Average Resident Occupancy percentage is the percentage of the Average Resident Occupancy divided by the total number of residents that could reasonably have been expected to occupy the Retirement Home at September 30, 2000 (a total of the actual occupancy at September 30, 2000 plus an estimate of additional residents that could potentially have occupied vacancies).

(2) Properties serving as security for the Bonds.

(3) These Properties contain a combined total of 195 licensed Nursing Home beds.

(4) Property consists of independent living cottages on which construction was completed in January 2000 and is currently in Lease-Up.

(5) Waldorf II is the second tower on the Waldorf Adult Residence complex. Waldorf II, which opened in March 2001, was acquired on closing of the Retirement REIT's initial public offering.

(6) These Retirement Homes have been renovated extensively since the date of construction or purchase.

(7) Eight additional suites were added to this Retirement Home subsequent to the Retirement REIT's initial public offering.

(8) When purchased in January 1999, Bradgate Arms was run as a combined hotel/retirement building. As of January 1, 2001, it has been converted to a full Retirement Home. Average Resident Occupancy Percentage of Bradgate Arms is expected to reach the average of the other Properties.

(9) Woolwich Lodge was sold subsequent to the initial public offering of the Retirement REIT.

(c) Lease-Up Properties

The Retirement REIT has the option (or, in certain circumstances, the obligation) to purchase each of the Initial Lease-Up Properties (individually or collectively from time to time) upon Stabilization of such property. Before March 31, 2002, the Retirement REIT is obliged to purchase any Initial Lease-Up Property that reaches Stabilization. On or after March 31, 2002, the Retirement REIT is obliged to purchase any Initial Lease-Up Property that achieves Stabilization if, at the time of the purchase, the property would be an Accretive Property[1]. The purchase price for each of the Initial Lease-Up Properties will be equal to the sum of: (i) 8.1 times projected annual contribution to Distributable Income from such property payable in cash; and (ii) the debt on that property (not exceeding 70% of the purchase price), which will be assumed by the Retirement REIT. The Retirement REIT maintains available borrowing capacity to fund the cash portion of the purchase price for the Initial Lease-Up Properties by borrowing. Subsequent to the end of the second quarter of the 2001 Fiscal Year, Retirement REIT received formal notice that one of the Initial Lease-Up Projects, known as the Colonel By Retirement Residence, had reached Stabilization, with an average occupancy rate for the month of June 2001 of 95% or greater. As a result, Retirement REIT will exercise its option to acquire this property for approximately $30 million during 2001.

The Retirement REIT also has the option (or the obligation if the property would be an Accretive Property at the time of purchase) to purchase each of the Other Lease-Up Properties (individually or collectively from time to time) upon Stabilization of such property. The purchase price for each of the Other Lease-Up

1 See definition under "Strategies for Achieving Growth — The Development Program — Purchase of Development Properties."

Properties will be equal to the fair market value of such property and will be payable by the assumption of the debt on that property (subject to compliance with the Declaration of Trust), with the balance payable in cash or Units at their then current market price (based on a 30 day average) at the option of the Retirement REIT. The Retirement REIT will use reasonable best efforts to pay such balance in cash by using available resources including accessing the public markets for equity. If fair market value is less than Vendorco's cost, Vendorco is not required to sell the property to the Retirement REIT and has the right to deal with the property, in its discretion, or sell it to a third party, subject to giving the Retirement REIT a right of first offer to purchase the property, provided that if Vendorco wishes to sell the property at a price lower than the offer price that the Retirement REIT rejected, Vendorco must first re-offer the property to the Retirement REIT, but shall not bring an offer to the Retirement REIT more than once in any 90-day period unless it gives the Retirement REIT a right of first refusal on a third party offer.

The Other Lease-Up Properties include Waldorf II, which, since it is located on the same parcel of land as the Waldorf Adult Residence, was transferred to the Retirement REIT on closing of its initial public offering for cost, subject to a price adjustment as if it were an Other Lease-Up Property. This Property is subject to a lease back to the Vendors until such adjustment is made, for rent equal to the sum of the initial distributable income yield on the equity issued and the debt service cost on the debt, in each case required to finance such cost on Closing.

The Operator manages and operates each Lease-Up Property under a management agreement and Vendorco pays a management fee to the Operator in cash (or at Vendorco's option, such fee is accrued until the property attains break-even cash flow after servicing first mortgage debt) equal to 4% of gross revenues (based on projected stabilized annual revenues excluding inflation) from such Lease-Up Property, payable monthly.

The following table provides information regarding the municipal address, the date of opening and the expected capacity of each of the Lease-Up Properties.

Summary of Lease-Up Properties

Property	Municipal Address	Date of Opening	Occupancy[(1)]	Expected Number of Suites
Initial Lease-Up Properties				
Colonel By	43 Aylmer Street, Ottawa, Ontario	September 1999	76	130
Kingsway	4251 Dundas Street W., Etobicoke, Ontario	October 1999	73	120
Meadowlands	223 Park Meadows Drive SE, Medicine Hat, Alberta	September 1999	50	132
Riverbend	103 Rabbit Hill Court NW, (Riverbend), Edmonton, Alberta	September 1999	67	135
Other Lease-Up Properties				
Dorchester/Kelowna	863 Leon Avenue, Kelowna, British Columbia	January 2000	30	145
Portsmouth/Tuxedo	125 Portsmouth Blvd., Winnipeg, Manitoba	August 2000	22	127
Subtotal:			318	789
Waldorf II	7400 Chemin Cote-St-Luc, Montreal, Québec	March 2001	—	112
Total:			**318**	**901**

Notes:
(1) Occupancy for Lease-Up Properties is the average for the month of December 2000.

654

(d) Assumed Mortgages

Of the Canadian Properties, 66 are subject to mortgages (the "Canadian Property Mortgages") which create first (and, in some cases, second) fixed and specific charges thereon and additional security interests on related personal property which are held by a variety of lenders, have a wide range of interest rates and have varying terms to maturity. Further, 32 of the Canadian Properties are subject to a fixed and specific charge which secures the Bonds pursuant to the Trust Indenture (the "Bond Security Properties"). The Bonds create a first charge on eight of the Bond Security Properties and a second charge on the balance of the Bond Security Properties.

Approximately 53% of the outstanding principal amount of the Canadian Property Mortgages at March 31, 2001, is insured by CMHC, an entity operated by the federal government under the *National Housing Act* (Canada) to provide mortgage insurance for residential real property loans. This insurance provides protection to lenders by guaranteeing payment of the outstanding loan, in the case of default by the borrower, during the entire amortization period of the loan and assists the borrower by reducing the cost of the loan to below conventional borrowing rates and facilitating refinancing, whether with a different lender or the same lender, as these loans are much sought-after by the investment community. The premium for CMHC insurance is charged to the borrower at the time the loan is initially funded and added to the amount of the insured mortgage and thus amortized along with the mortgage. The range of this premium depends on the level of loan to value as computed under CMHC's guidelines. For the level of loans typically obtained by Vendorco, and which the Retirement REIT also expects to obtain, which range from 75% to 85% of lending value, the rate of the insurance premium charged by CMHC is presently 3.25% to 5.5% of the principal balance insured. In addition, CMHC charges an underwriting fee of $100 per suite. Both the insurance premium and the underwriting fee are paid when a loan is first insured and cover the entire period of the insurance, typically 25 years, even when the loan has an earlier maturity date. These fees are not annual fees and are not payable for renewals on maturity before the expiration of the insurance period, provided there is no increase in the loan amount, or any extension of the insurance period.

The graph below provides an overview of the schedule of debt maturities for the Bonds and the Canadian Property Mortgages and indicates the division between CMHC-insured mortgages, mortgages which are not CMHC-insured but have recourse to the owner, and those that are Non-Recourse Debt.

Maturities of Mortgages and Bonds Payable(1)(2)
(in thousands of dollars)



Notes:

(1) In each case, debt maturities are provided for the 12-month period ending on December 31 of the particular year. $21.1 million of mortgages that were due in 2001 and were renewed subsequent to October 1, 2000 have been excluded from the 2001 balance and are reflected in the periods in which they are now due.

(2) Non-Recourse Debt applies only to the Oregon Properties.

The following table summarizes the outstanding balances on the Property Mortgages and the respective interest rates and maturity dates for those mortgages:

Property Mortgages

Property	Balance Outstanding as at March 31, 2001 (Cdn.$ unless noted otherwise)	Interest Rate	Maturity Date	Outstanding Balance at Maturity (Cdn.$ unless noted otherwise)
Canadian Properties				
Arnprior Villa(2)	$2,324,902	7.03%	January 2007	$1,893,316
Blue Mountain Manor(4)(5)	4,092,000	6.00%	May 2001	4,092,000
Bough Beeches(2)(3)	5,063,347	7.00%	February 2003	4,820,299
Bradgate Arms	9,479,042	9.13%	March 2006	8,422,001
Briargate Retirement Living Centre(2)	5,351,394	6.80%	April 2019	2,459,781
Bridlewood Manor	4,397,294	7.26%	September 2004	4,110,269
Brookside/Hilltop(2)(3)	5,290,406	6.72%	July 2010	4,159,508
Brunet, Residence	2,093,299	8.38%	September 2001	2,072,135
Cedarcroft Oshawa(2)	6,588,647	6.65%	June 2018	3,802,996
Centennial(2)(3)	3,083,782	6.93%	January 2014	2,322,608
Charlotte Villa(3)	N/A	N/A	N/A	N/A
College(3)	1,693,127	7.20%	March 2003	1,474,576
Constitution(3)	N/A	N/A	N/A	N/A
The Edgemont	7,960,280	7.02%	March 2008	6,573,010
The Edinburgh(2)(3)	5,320,801	6.34%	March 2004	4,792,898
Elmsmere(2)	3,224,452	6.49%	January 2006	2,798,450
Fergus(2)(3)	2,098,654	6.06%	September 2002	2,003,350
Fieldgate(3)	N/A	N/A	N/A	N/A
Frontenac, Residence	3,207,432	6.85%	May 2004	2,890,017
Hamilton(2)(3)	3,026,095	7.63%	December 2003	2,872,006
Hampton Court(2)	1,240,179	7.07%	September 2009	997,616
Kanata(2)(3)	2,642,392	6.94%	January 2007	2,148,322
King Gardens	11,147,717	8.30%	March 2005	10,315,327
Levis (Les Maronniers)	7,438,905	8.70%	February 2010	6,650,858
Livingston Lodge(2)(3)	3,615,028	8.00%	May 2001	3,594,202
London (Meadowcroft)	6,422,930	7.06%	December 2003	5,866,480
London(2)(3)	3,929,331	7.63%	December 2003	3,729,248
The Loyalist(3)	N/A	N/A	N/A	N/A
Lundy Manor(3)	N/A	N/A	N/A	N/A
Manoir Montefiore	12,566,797	7.35%	January 2006	10,542,595
Ogilvie Villa(2)	2,406,121	7.20%	February 2005	1,947,880
Ottawa #1(2)(3)	6,209,797	7.63%	December 2003	5,893,593
Ottawa #2(2)(3)	7,861,945	7.63%	December 2003	7,461,614
Pine Villa(3)	3,393,184	7.00%	March 2002	3,272,748
Queens Drive #1(2)(3)	4,361,578	7.63%	December 2003	4,139,486
Queens Drive #2(2)(3)	6,657,147	7.63%	December 2003	6,318,164
Queenswood Villa(2)	1,586,587	7.20%	February 2005	1,275,725
The Renoir(3)	N/A	N/A	N/A	N/A
Residence on Garrison(4)(5)	3,507,000	6.00%	May 2001	3,507,000
Residence on King(4)	5,227,000	6.00%	May 2001	5,227,000
Residence on William(4)(5)	5,889,000	6.00%	May 2001	5,889,000
The Village, Ridgetown(2)	5,581,270	Prime +1.25%	July 2005	5,133,888
Robertson House	8,842,705	7.61%	May 2009	7,809,885

65L

Property	Balance Outstanding as at March 31, 2001 (Cdn.$ unless noted otherwise)	Interest Rate	Maturity Date	Outstanding Balance at Maturity (Cdn.$ unless noted otherwise)
Rowanwood[2][3]	2,563,655	6.83%	October 2005	2,067,846
Sainte-Foy (La Roseraie)	9,918,541	8.70%	February 2010	8,867,812
Sandy Hill Retirement Residence	3,600,000	Prime + 1%	January 2002	3,600,000
Scenic Acres	9,244,706	7.39%	November 2005	8,312,186
Spadina Road[2][3]	6,589,615	6.55%	November 2006	5,566,117
Sterling Place[3]	N/A	N/A	N/A	N/A
Stittsville Retirement Community	5,127,433	7.96%	April 2003	4,782,537
St. Lawrence Place[4][5]	6,285,000	6.00%	May 2001	6,285,000
Stone Lodge[2][3]	4,534,720	6.00%	May 2008	3,651,094
Telfer Place[2]	9,438,047	6.39%	June 2002	9,004,109
Terrace Gardens[2][3]	3,200,732	6.09%	March 2009	2,537,719
Thorncliffe #1[3]	9,780,586	6.91%	June 2002	9,352,000
Thorncliffe #2[3]	6,336,598	6.91%	June 2002	6,058,928
Trafalgar Lodge[2]	4,453,305	7.00%	August 2002	4,326,141
Trillium Court	4,562,189	6.80%	April 2001	4,541,686
Vankleek Hill[2] (Heritage Lodge)	2,943,795	7.07%	September 2009	2,368,287
Victoria Place[2][3]	3,658,328	7.63%	December 2003	3,472,046
The Village Senior Community (Hanover)	7,477,950	7.46%	May 2005	6,608,889
Waldorf Adult Residence[2]	16,837,675 488,826	6.48% 6.57%	November 2009 November 2009	13,775,375 387,197
Windsor[2][3]	8,495,577	7.63%	December 2003	8,062,981
Woolwich Lodge[3]	N/A	N/A	N/A	N/A
York Mills[2][3]	5,369,635	6.79%	July 2010	4,230,523
SUBTOTAL	$315,728,480			
Oregon Properties				
Bridgewood Rivers[1]	$1,814,950	8.63%	January 2021	$0
Emerald Valley[1]	1,985,940	8.63%	March 2030	0
Deerfield Village[1]	2,126,894	9.00%	September 2022	0
Inland Point[1]	3,075,021	7.55%	May 2027	0
Meadow Creek Village[1]	2,326,971	7.35%	October 2023	0
Parkland Village[1]	3,355,514	7.55%	March 2028	0
Parkland Senior Estates[1]	1,885,000	LIBOR + 3%	October 2001	1,885,000
Spring Valley[1]	2,145,039	7.35%	August 2024	0
Subtotal in U.S. Funds[1]	$18,715,329			
Canadian Equivalent of U.S. Funds	28,072,994			
TOTAL:	**$343,801,474**			

Notes:

(1) For all of the Oregon Properties mortgage dollar figures are quoted in U.S. currency. The Canadian equivalent of mortgages in U.S. Funds has been converted to Canadian funds at 1 U.S. dollar equals 1.5 Canadian dollars.

(2) Mortgages are CMHC insured.

(3) Security for Bonds.

(4) Approximately 52% of the principal amount of these mortgages is CMHC insured.

(5) In August 2001 these Properties were refinanced at a weighted average interest rate of 7.34% maturing August 2006.

Acquisitions by RRI

On closing of the initial public offering of the Retirement REIT, a wholly-owned Subsidiary of the Retirement REIT purchased (i) all of the outstanding shares of CHS, the owner of the Home Healthcare Business, from Vendorco for cash consideration of $2.5 million, and (ii) all of the outstanding shares in the capital of Sun Holdings Corp., the owner (through Subsidiaries) of the Oregon Properties, from Ameripark Holding Corp., a Subsidiary of Vendorco, for cash consideration of $20 million. The Subsidiary then amalgamated with CHS to continue as RRI. RRI also purchased the interest in the Subacute Management Agreement in exchange for common shares of RRI having a value of $3.5 million.

(a) The Home Healthcare Business

The Home Healthcare Business, operating under the trade name Central Health Services, provides healthcare personnel and support services to its owned and managed Retirement Homes, Nursing Homes and to the home healthcare market through both private pay and government funded contracts.

The majority of clients are over the age of 70 and require assistance with activities of daily living so that they may continue to live within their communities as they wish. Services are provided in the client's private residence, Retirement Home, Nursing Home or other appropriate environment. Clients of any age may also require a broad range of personal care assistance including skilled nursing care during recovery from an acute illness. RRI also supplies supplemental staffing or temporary help to hospitals and Nursing Homes that may be experiencing a shortage of skilled personnel.

The Home Healthcare Business is operated through branches in Ottawa, Toronto, Calgary, Winnipeg and Montreal and employs approximately 2,400 personnel. The Home Healthcare Business may be extended to other cities that the Retirement REIT believes would prove viable.

For the year ended September 30, 2000, approximately 38% of CHS' operating revenues were generated from the Retirement Home Business. Although residents of Retirement Homes are free to choose which outside agency is retained when they require additional services, the residents are encouraged to use the services provided through the Home Healthcare Business as their additional service provider. Similarly, the Home Healthcare Business represents a potential source of referrals to the other components of the Retirement Home Business.

(b) The Oregon Properties

The Oregon Properties consist of eight facilities with a total Average Resident Occupancy of 330 over the 2000 Fiscal Year. The average occupancy of the Oregon Properties is in excess of 93%.

Acquisitions by the Operator

On closing of the initial public offering of the Retirement REIT, the Operator acquired the Retirement Home Business, the Nursing REIT Management Business and Developmentco's interest in the Developmentco Management Agreements. Accordingly, the Retirement Home Business and Nursing REIT Management Business are operated directly by the Operator. The Operator is also the provider of management services under the Developmentco Management Agreements.

In connection with the transfer of the Nursing REIT Management Business to the Operator, the Operator agreed to waive (i) the management fee payable under the management agreement dated April 9, 1998 between Vendorco and CPL (Delaware) LLC and the advisory fee payable under the Nursing REIT Advisory Agreement with respect to the Nursing REIT's two Washington properties (collectively, the "Washington Fees") until April 9, 2008, provided that, if those Washington properties are disposed of by the Nursing REIT, any management

and advisory fees payable to the Operator with respect to properties acquired by the Nursing REIT following such disposition will be reduced by the amount of the Washington Fees (as of the time of the closing of the initial public offering of the Retirement REIT) that would otherwise have been payable from the time of such acquisition until April 9, 2008, and (ii) the incentive fee payable under the Nursing REIT Advisory Agreement until May 5, 2007.

(a) The Retirement Home Business

The Retirement Home Business consists of the operation of the 66 Retirement Homes in Canada owned by the Retirement REIT and the management of three Retirement Homes in Canada owned by third parties.

The Operator also owns an indirect 40% interest in Classic Care (Stonegate) Pharmacy, which is an institutional pharmacy business that provides prescription drugs to a number of Retirement Homes owned by the Retirement REIT and Nursing Homes owned by the Nursing REIT. Income from the Classic Care Pharmacy currently represents less than 1/10 of 1% of the revenues of the Operator.

(b) The Nursing REIT Management Business

The Operator conducts the Nursing REIT Management Business, which involves advising the Nursing REIT and managing 89 Nursing Homes, with aggregate licensed capacity of 9,373 beds in Canada and approximately 2,230 beds in the United States.

The Operator's role as advisor is to, among other things: (i) advise the Nursing REIT on major decisions, including proposed acquisitions, dispositions and financings; (ii) deal with investment dealers, financial institutions, brokers, consultants and other third party service providers; and (iii) supervise the maintenance of books and records and preparation of materials for Unitholders of the Nursing REIT. As manager, the Operator's role is to provide, among other things, overall guidance and supervision of: (i) the management and administration of the Nursing Homes to facilitate proper resident care and efficient operation; (ii) compliance with all regulatory requirements; and (iii) marketing, public relations, accounting, financial reporting, labour relations and group purchasing.

The Operator receives the following fees for its role in managing and advising the Nursing REIT:

- monthly management fees equal to 2.75% of gross revenue of the Nursing REIT's operating Subsidiaries;
- an annual advisory fee, payable quarterly, half in Nursing REIT Units, equal to 0.35% of the adjusted cost base of the Nursing REIT's assets;
- an acquisition fee of 0.65% of the cost of any property purchased by the Nursing REIT from a party other than a related party, payable on the closing of such purchase;
- a disposition fee of 0.25% of the total sale price of any property sold by the Nursing REIT to a party other than a related party, payable on the closing of such sale; and
- a financing co-ordination fee of 0.25% of the principal amount of any financing or refinancing arranged for the Nursing REIT from a party other than a related party (this fee does not apply to mortgages assumed by the Nursing REIT at the time of the acquisition of a new property).

Net fees (after direct expenses) from the Nursing REIT Management Business totalled approximately $7.1 million for the year ended September 30, 1998, approximately $6.9 million for the year ended September 30, 1999, and approximately $7.9 million for the year ended September 30, 2000.

Historical Schedule of Fees from the Nursing REIT Management Business

	1997[1]	1998[3]	1999[3]	2000[3]	3 Months Ended Dec. 31, 2000[4]	3 Months Ended Dec. 31, 1999[4]
			(in thousands of dollars)			
Management Fees[2]	$805	$4,191	$3,108	$4,361	$1,106	$1,046
Advisory Fees	241	1,489	1,914	2,633	778	602
Acquisition Fees	—	800	1,096	443	—	80
Incentive Fees	—	579	545	315	—	139
Finance Co-ordination Fees	—	14	225	108	—	—
Total Nursing REIT Fees earned[2]	$1,046	$7,073	$6,888	$7,860	$1,884	$1,867

Notes:

(1) For the period from the inception of the Nursing REIT on May 6, 1997 to September 30, 1997.

(2) Fees are presented net of directly attributable general and administrative expenses and do not include any allocation of indirect administrative costs.

(3) For the years ended September 30.

(4) Unaudited.

Pursuant to its acquisition of the Nursing REIT Management Business, the Operator assumed the rights and obligations of Vendorco, as manager and advisor under the Nursing REIT Management Agreements (excluding the Subacute Management Agreement which was transferred to, and assumed by, RRI) and the Nursing REIT Advisory Agreement. The operations of the Nursing REIT continue to be managed by a management team and administrative staff provided by the Operator and located at the Nursing REIT's Cambridge, Ontario office. This team is headed by Barry Reichmann as President of the Nursing REIT, George Kuhl as President of each of the operating companies of the Nursing REIT, C. William Dillane as Chief Operating Officer of the Nursing REIT and David Beirnes as Chief Financial Officer of the Nursing REIT. C. William Dillane is the Senior Vice President, Nursing Homes of GP and has been the Chief Operating Officer of the Nursing REIT since its initial public offering in May 1997. David Beirnes is an employee of GP and was appointed Chief Financial Officer of the Nursing REIT in January 2000. The Operator has licensed or sub-licensed the trademarks "CPL" and "Central Park Lodges" to the Nursing REIT's operating Subsidiaries. The Operator, as advisor to the Nursing REIT, is entitled to appoint a maximum of three trustees of the Nursing REIT. The Operator has appointed Messrs. Paul Reichmann, Barry Reichmann and George Kuhl as its nominees. Any one or more of the trustees so appointed may be changed at any time or from time to time by the Operator.

Each of the Nursing REIT Management Agreements and the Nursing REIT Advisory Agreement has an initial term of five years and will be automatically renewed for additional five year terms, subject to the Operator's consent or the consent of RRI in the case of the Subacute Management Agreement, on the same terms. In addition, on any renewal of a Nursing REIT Management Agreement, the management fee is adjusted to the greater of 2.75% and the then current market rate. The initial five year term of the Nursing REIT Advisory Agreement expires on May 5, 2002. The Nursing REIT Management Agreements each expire five years from the date of the acquisition of the applicable Nursing Homes under management.

The Nursing REIT may terminate the Nursing REIT Management Agreements and/or the Nursing REIT Advisory Agreement, on six months' notice to the Operator with the approval of not less than two-thirds of the independent trustees of the Nursing REIT and two-thirds of the votes cast at a meeting of the Nursing REIT's unitholders called for that purpose, provided that during the first 10 years of the term of these agreements, the Nursing REIT may not terminate any such agreement for financial advantage. In addition, these agreements may be terminated during their respective initial five year terms only if the Operator or its related parties collectively own less than 852,045 units in the capital of the Nursing REIT (representing 10% of the units in the capital of the Nursing REIT issued pursuant to the initial public offering of the Nursing REIT). The Nursing REIT may,

however, terminate the Nursing REIT Management Agreements and/or the Nursing REIT Advisory Agreement at any time on the occurrence of certain material events of default thereunder by the Operator or RRI, subject to certain cure periods.

As many of the Retirement Homes owned by the Retirement REIT are located in municipalities in which the Nursing REIT has Nursing Homes, the Operator benefits from synergies created by its role as manager of the Nursing REIT and the enhancement of its reputation. In addition, part of the Nursing REIT's business strategy is to grow its business by way of strategic acquisitions and selective new developments. This strategy has resulted in a significant and constant growth in the Nursing REIT. The table below reflects the growth in the Nursing REIT's operations to date. The Retirement REIT expects increased revenues from the Nursing REIT Management Business as the Nursing REIT continues to expand.

Historical Schedule of Financial Information Relating to the Nursing REIT

	As at December 31, 1997	As at December 31, 1998	As at December 31, 1999	As at September 30, 2000	Compound Annual Growth
Nursing Homes (owned and/or managed)	56	64	82	89	18%
Beds (owned and/or managed)	7,751	8,861	11,004	11,603	16%
Assets[1]	$440,145	$580,382	$774,100	$868,623	28%
Liabilities[1]	$253,697	$400,730	$539,765	$624,727	39%
Unitholders' Equity[1]	$186,448	$179,652	$234,335	$243,896	10%
Monthly Distribution Per Unit	$0.09	$0.135	$0.135	$0.135	16%

Note:
(1) In thousands of dollars.

Trends and Changes

Since the Retirement REIT commenced operations on April 11, 2001, the financial results have shown a nominal improvement over the forecasts set out in the Retirement REIT's final long form prospectus dated March 30, 2001. Specifically, the June 30, 2001 quarterly results reported a 1.9% improvement in Distributable Income over the prospectus forecast period.

The Retirement REIT faces both opportunities and uncertainties going forward. A softening of occupancy in certain of the Retirement REIT's Retirement Homes as a result of new facilities opening in its markets has resulted in lower revenue than expected. The Retirement REIT, however, has been able to offset the revenue decline through cost savings.

Upward pressure on wage costs remains an uncertainty for the Retirement REIT. With approximately 70% of its operating expenses related to employee expenses, the operating performance of the Retirement REIT can be significantly impacted by wage increases which are inconsistent with revenue growth.

The Retirement REIT has arranged a $50 million operating line of credit. The operating line provides the Retirement REIT with the financial resources to manage its operating cash flow and provide short term financing for mezzanine loans and facility purchases.

The Retirement REIT's business plan for the ensuing 12 months includes the anticipated purchase of four Lease-Up Properties currently owned by Vendorco. It is expected that the purchase of the first such

Property (Colonel By in Ottawa, Ontario) for a purchase price of approximately $30 million will close in 2001. The acquisition of these facilities are expected to be nominally accretive to the Retirement REIT.

On October 18, 2001, the Retirement REIT announced that its management was exploring the possibility of a business combination with the Nursing REIT. Such a transaction would result in a combined entity with a market capitalization in excess of $700 million, increased liquidity for Unitholders, greater access to capital and a range of potential synergies. If management concludes that this transaction would be beneficial to each of these REITs, it will propose a transaction to their respective Boards of Trustees. Completion of such a transaction would be subject to, among other things, review and approval by the Board of Trustees of both REITs, independent valuations, requisite Unitholder, regulatory and other third party approvals, and other conditions.

THE BUSINESS OF THE RETIREMENT REIT

Objectives of the Retirement REIT

The objectives of the Retirement REIT are to generate stable and growing Distributable Income and to maximize Unit value through (i) the efficient management of a portfolio of retirement properties and related businesses, and (ii) accretive acquisitions of additional properties and stabilized developments, primarily in Canada.

Growth in Distributable Income is anticipated to be driven by the strong demographic profile of North America's aging population. The Canadian retirement home sector exhibits a strong and growing level of demand that exceeds currently available supply. This favourable industry trend is anticipated to support the ability of the Retirement REIT to grow through a combination of both internal and external growth factors.

It is anticipated that the Retirement REIT's internal growth will largely emanate from (i) increases in revenues while maintaining control over expenditures, and (ii) increases in the amount of services utilized by residents as they "age in place". External growth will be primarily driven by (i) the attractive return on equity achievable on the acquisition of newly developed facilities at a discount to fair market value, (ii) third party acquisitions pursued in the consolidation of an industry that exhibits a large degree of ownership fragmentation and (iii) increases in management and advisory fees earned.

Sources of Revenue

The Retirement REIT is a leading provider of high-quality residential senior accommodation and senior care services. The Retirement REIT's mission is to provide quality, personalized care services to seniors in a residential setting and to create an environment that enables them to preserve their independence and dignity as they age in place.

The Retirement REIT derives its revenue from three principal sources:

- *Retirement Homes*. Ownership, operation and management of Retirement Homes servicing more than 7,200 residents. The Retirement REIT owns and, through the Operator and other Subsidiaries, operates 66 Retirement Homes in Canada and manages three Retirement Homes in Canada owned by third parties. Eight Retirement Homes in the State of Oregon are indirectly owned and operated by RRI. Approximately 75% of the operating income of the whole portfolio (including the Oregon Properties) is generated by Properties located in the Province of Ontario.
- *Home Healthcare Business*. Provision of home healthcare services. RRI, operating under the trade name Central Health Services, provides healthcare personnel and support services to the retirement

and nursing home industry and to the home healthcare market through both private pay and government funded contracts. Home healthcare services are provided through branches in Ottawa, Toronto, Calgary, Winnipeg and Montreal.

- *Nursing REIT Management Business*. Provision of management and advisory services in connection with the Nursing Homes owned and operated by the Nursing REIT and its Subsidiaries. The Operator manages 89 Nursing Homes owned, operated and/or managed by the Nursing REIT across Canada and in selected markets in the United States, servicing more than 11,500 residents, and provides advisory services to the Nursing REIT in respect of acquisitions, dispositions, financing and strategy. The Retirement REIT also owns 852,045 units in the capital of the Nursing REIT, representing approximately 4% (basic) of the outstanding units of the Nursing REIT, from which it receives distributions.

The Industry

The Senior Care Continuum

Providing for the housing and care of seniors is a growth industry in Canada. The components of this industry are depicted in the continuum below:



Home Healthcare
Independent Living
Assisted Living
Specialty Care
Long Term Care
Subacute Care
Increasing Level of Care
RRI provides home healthcare services operating under the trade name Central Health Services
Retirement Homes owned by the Retirement REIT and operated and managed by the Operator
[redacted]
The Operator provides management and advisory services to the Nursing REIT and the Retirement REIT and owns approximately 4% (basic) of the Nursing REIT

Retirement Homes

Retirement Homes play an important role in the senior care and accommodation industry. The retirement housing industry brings together elements of the residential real estate, hospitality and healthcare industries. A Retirement Home is an operating business with a sizeable real estate component, requiring a much greater operating focus than is normally associated with traditional multi-family residential housing. Management believes that the specialized operating expertise required to manage a Retirement Home acts as a barrier to entry from widespread competition as compared to traditional multi-family housing. There are far fewer operators with this expertise active in the retirement housing industry than in the more commoditized multi-family residential sector.

A Retirement Home is an adult living facility, generally housing seniors who do not wish to or are unable to live on their own. It provides an environment that is aesthetically pleasing and offers a range of services and amenities. Retirement Homes offer a full spectrum of services over a continuum of care and utilize individual functional assessments and care planning methods to address each resident's needs. Each resident is assessed upon admission and regularly thereafter to determine his or her health status, need for personal care services and assistance, and lifestyle and service preferences. From these assessments, a plan of care is developed for the resident and adjusted as required on an ongoing basis. The following care programs are available:

- *Independent Living:* The independent living program provides a residential rental suite for seniors who are healthier and more mobile. Basic services such as housekeeping and laundry, meals, and social activities are provided for a fee. The resident may also choose to access the full spectrum of services available in the home on an as needed basis.

- *Assisted Living:* The assisted living program is for a resident who requires assistance with activities of daily living such as bathing, eating, dressing, grooming and administration of medication. Various assisted living packages are available as required by the individual.

- *Specialty Care:* Care for residents with Alzheimer's or dementia is provided through special care units. These units are secure floors or wings within Retirement Homes which provide residents with 24-hour security and 24-hour attendant care.

The retirement housing industry in Canada is predominately private pay and generally operated for profit by the private sector. In Canada, there is minimal regulation relating to the number of Retirement Homes or units per Retirement Home (other than limits imposed by local municipalities), or admission of residents to such Retirement Homes.

Health is an important factor in senior accommodation. Healthy and mobile seniors have different needs than those who require some level of care. As the needs of seniors change through the aging process, the retirement housing industry provides residential accommodation that can service the needs of seniors at each stage of the aging process, thereby permitting a person to remain living in one location. It is reassuring to residents that, as their personal condition changes, they will continue to live and be supported in a familiar environment.

Nursing Homes

As health deteriorates and care levels increase, residents' needs are sometimes more appropriately served by a Nursing Home. Nursing Homes are facilities for adults who are in need of a higher level of attendant care, including nursing and sub-acute care, for physical and/or mental needs. Most Nursing Homes either directly provide, or contract to provide, ancillary medical services such as pharmacy and prescription services, rehabilitation therapy and complex medical care such as dialysis, ventilator, wound, stroke, palliative and dementia care.

Nursing Homes differ from Retirement Homes in that they are licensed, predominately government funded and highly regulated. This regulation imposes controls and restrictions on both the operations of a Nursing Home as well as the rents and fees a Nursing Home can charge its residents. In contrast, the retirement housing industry is typically not restricted by these controls and regulations. All of the Retirement Homes owned by the Retirement REIT (other than 195 Nursing Home beds located in four of the Retirement Homes) are within the less-regulated Retirement Home category.

The Retirement REIT benefits from a substantial and growing cash flow from advising and managing the Nursing REIT.

Home Healthcare

Home healthcare services provide a viable option for seniors who desire services on an "as required" basis and have become increasingly popular. The most common service offered by home healthcare agencies is personal care followed by nursing care. The services are typically rendered through home visits and visits in Retirement Homes and Nursing Homes.

Industry Dynamics

The demand for retirement housing services for seniors is growing in Canada. Growth is being driven by a combination of changing demographics, longer life expectancy, healthcare restructuring and changing social trends. The following factors are having a positive impact on the retirement housing industry:

- favourable demand demographics;
- favourable imbalance between supply and demand of retirement home beds;
- ownership fragmentation;
- operational barriers to entry;
- increasing life expectancy;
- changing family dynamics;
- increasing senior affluence;
- cost containment pressures;
- consumer preferences and the shift from traditional institutional to lifestyle oriented setting;
- recession stability; and
- low level of government regulation.

Favourable Demand Demographics

In Canada, seniors make up a growing proportion of the population. According to Statistics Canada, there were approximately 1.5 million Canadians older than 75 in 1996. By 2006, this segment of the population is expected to grow to over 2.0 million people representing an increase of about 34%. As the total population is expected to increase by only 8% during the same period, the 75+ population segment is expected to experience a rate of growth of over four times that of the total population. In 2026, the 75+ population segment is expected to reach an estimated 3.4 million people, representing more than double the 75+ population of 1996. Over the next 25 years (2001-2026) the rate of growth in the 75+ population is expected to be more than five times the growth rate for the total population.

The following table sets out the projected rate of growth in the 75+ Canadian population compared with the total Canadian population from 1996 to 2026:

Population Statistics[1]

Year	Total Population	Population 75+	Percentage of Total Population Represented by 75+ Population	Percentage of Increase of Total Population from Prior Period	Percentage Increase of 75+ Population from Prior Period	Rate of Growth in 75+ Population Compared to Rate of Growth in Total Population
1996	29,969,200	1,532,000	5.1%	—	—	—
2001	31,002,200	1,785,300	5.8%	3.4%	16.5%	4.8×
2006	32,228,600	2,049,300	6.4%	4.0%	14.8%	3.7×
2011	33,361,700	2,237,400	6.7%	3.5%	9.2%	2.6×
2016	34,419,800	2,429,200	7.1%	3.2%	8.6%	2.7×
2021	35,381,700	2,784,500	7.9%	2.8%	14.6%	5.2×
2026	36,190,600	3,389,500	9.4%	2.3%	21.7%	9.5×

Note:

(1) Source: Statistics Canada. Except for 1996, figures are based on 2000 population estimates.

Favourable Imbalance between Supply and Demand of Retirement Home Beds

The graph below compares the projected growth in demand for Retirement Home beds in Canada to the current supply. Based on these projections, there is currently an unsatisfied demand of approximately 22,000 Retirement Home beds in Canada and demand is projected to increase by another 40,000 beds over the next 15 years. Based on an average of approximately 100 beds per Retirement Home, this would suggest a need for the development of approximately an additional 620 new Retirement Homes in Canada over the next 15 years (or approximately 40 new Retirement Homes per year).

Supply & Demand for Retirement Housing Accommodations in Canada


160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Number of Beds
2001
2006
2011
2016
Estimated Current Supply
Projected Demand

Source: P.H. Matteson Associates

Ownership Fragmentation

Historically in Canada, the senior care and accommodation industry has been comprised of a large number of small operators owning Retirement Homes in fragmented geographic areas, together with a limited number of larger corporations. It has become increasingly difficult for these smaller owners to compete with larger operators on the basis of delivery of service, profitability criteria and the availability of capital. Consequently, the senior care and accommodation industry is consolidating. Management of the Retirement REIT anticipates that this trend will continue to provide the Retirement REIT with attractive acquisition

666

opportunities in Canada and believes that growing its portfolio of Retirement Homes in markets across Canada will result in the Retirement REIT further enhancing its economies of scale (through consolidation of various functions such as group purchasing and standardized management practices).

The schedule below outlines an estimate of the 11 largest Retirement Home owners and operators in Canada. The Retirement REIT is by far the largest operator in Canada, more than double the size of the second largest operator based on the approximate number of beds/suites. However, despite the fact that the Retirement REIT is the largest operator in Canada, it possesses an approximate market share of only 8.2%. In fact, the 11 largest operators in Canada as a group control only 25% of the market. These percentages demonstrate a significant degree of ownership fragmentation in the industry. The following table depicts the Retirement REIT's position in the retirement housing industry.

A Comparison of the Leading Canadian Retirement Home Owner/Operators[1]

Owner/Manager[2]	Estimated Number of Beds/Suites	Estimated Market Share[3]
Vendorco/Retirement Residences REIT	7,200	8.2%
Holiday Retirement Corporation/Alert Care	3,300	3.8%
Amica Mature Lifestyles Inc. (including development properties)	2,000	2.3%
Lifestyle Retirement Communities	1,700	1.9%
Community Care Facilities	1,500	1.7%
Diversicare Canada Management Services Co., Inc.	1,400	1.6%
Metro Capital Corporation	1,400	1.6%
Steeves & Rozema Enterprises Limited	1,000	1.1%
Caressant Care	<1,000	<1.1%
Royalcrest Life Care Inc.	<1,000	<1.1%
Beutel Goodman	<1,000	<1.1%
TOTAL	22,000	25%

Notes:
(1) As of January 1, 2001.
(2) Sunrise Assisted Living recently commenced operations in Canada but no information is presently available on this company's Canadian Operations.
(3) Based on P.H. Matteson's current estimate of total Canadian inventory of approximately 88,000 beds/suites.

Operational Barriers to Entry

Management of the Retirement REIT believes that substantial barriers to entry exist in the senior care and accommodation industry. Operation and management of Retirement Homes and Nursing Homes require a high degree of operational, financial and management information systems expertise and the ability to attract, train, manage and retain skilled employees. In addition, the significant capital requirements involved in developing or acquiring a Retirement Home may act as a barrier to entry into the Retirement Home industry. Many organizations would find it difficult to qualify for financing on favourable terms.

Increasing Life Expectancy

Canada's population is aging and individuals are now living longer largely as a result of ongoing advances in healthcare. With progress in medicine and technology, life expectancy has been increasing since the

1930's. According to Statistics Canada, average life expectancy (for both men and women) at age 65 has increased by more than 19 months over the last 20 years.

Changing Family Dynamics

Changes taking place in our society will continue to weaken the traditional support network for seniors living privately in the community. While historically, family members tended to be the source of care for seniors, the increasing number of women working outside the home and the decrease in family size, as well as changes in lifestyles, have decreased the family's ability to care for the growing senior population. According to Statistics Canada, in 1996 both spouses were employed in over 50% of families.

Increasing Senior Affluence

In Canada, Retirement Home fees are predominately paid privately by the resident without government subsidization. The affluence of seniors is rising due to increases in property values and greater levels of savings, coupled with the increasing affluence of their children. As a result, a growing number of seniors are able to afford to live in Retirement Homes and are becoming more demanding and discriminating in selecting from available service providers and facilities. Statistics Canada estimated that, in 1995, of 84% of seniors who owned their own homes, 71% of these homes were debt free. In addition, the National Advisory Council on Aging ("NACA")[2] estimates that over the past 20 years, the proportion of low-income seniors has declined by approximately 44% and now represents less than 20% of the senior population.

Cost Containment Pressures

In response to rapidly rising healthcare costs, Canadian provincial governments have increasingly reduced the length of hospital stays and enhanced home care services while at the same time reimbursing Nursing Home operators for residents requiring higher care. Nursing Home operators are focusing on redefining operations and expanding services to residents requiring increasingly higher levels of nursing care. As a result, Nursing Homes are increasingly being filled by residents with higher care requirements, ensuring those institutions are virtually fully occupied on a continuous basis. This trend is increasing the demand for retirement beds for seniors with lower care needs. With the recently announced program by the Ontario government and other regional authorities to license and fund the development of new Nursing Home beds, some of this market pressure and shift in demand will be reduced; however, since the current supply does not meet the long-term demand, the reduction is not anticipated to have a significant impact upon the growing demand for Retirement Homes.

Consumer Preferences and the Shift from Traditional Institutional to Lifestyle Oriented Settings

Consumers are becoming increasingly aware that Retirement Home living is a lifestyle choice and not an institutional environment. As the retirement housing industry matures, a much wider range of higher quality product types are available, together with the provision of more amenities. This trend has been evident in the United States for some time. The demand for both independent and assisted living continues to grow as Retirement Homes become the preferred settings for the elderly and their families. As the number of seniors aged 75 and older continues to increase, a corresponding growth is anticipated in the number of seniors who desire a change in lifestyle (i.e. to independent living) or need additional support and care to allow them to maintain their lifestyle (i.e. personal care or assisted living).

---

2 The National Advisory Council on Aging (NACA) was created by Order-in-Council on May 1, 1980 to assist and advise the Minister of Health on issues related to the aging of the Canadian population and the quality of life of seniors.

The present generation of seniors is well informed and educated and has a greater awareness of programs, services, housing and healthcare options available to it. Retirement Homes are well positioned to provide quality products and services which will appeal to this new generation of discriminating seniors.

Recession Stability

The retirement home industry has historically been very stable during recessionary times. This can be attributed to several factors: (i) seniors are generally retired and receiving stable, fixed and predictable income from private and public pensions, RRSP's and other fixed income investment securities; (ii) demand for retirement housing is not usually discretionary but driven by need, which does not fluctuate during economic cycles; (iii) the stability of tenure, as seniors, once having moved into a facility, are reluctant to move to alternate accommodation; and (iv) the continual increase in the demand for seniors accommodation due to the demographics of the aging population.

Low Level of Government Regulation

The retirement housing industry is relatively unregulated. The majority of the Retirement REIT's Retirement Homes are members of the Ontario Residential Care Association ("ORCA"). ORCA is a voluntary, non-profit, self-regulating organization dedicated to maintaining high standards of professionalism in the retirement residence sector. As a condition of membership, all Retirement Homes that belong to ORCA are inspected and evaluated by a third party to ensure that they pass accreditation standards that have been formally accepted by the membership.

Unlike the Nursing Home industry, which is affected by substantial government regulation that controls both the operational aspects of the delivery of services as well as the net revenues that operators can generate, the retirement housing industry is not subject to this level of regulation.

As is the case in multi-family housing, rental rates at Retirement Homes in Ontario are governed by the *Tenant Protection Act*, 1997 (Ontario) (the "Tenant Act") and may only be increased by the applicable Tenant Act guideline once every 12 months. The specified increase, which is set by the Province of Ontario every August for the upcoming year, is 3.9% for 2002. These increases apply only to existing residents. Landlords are free to negotiate market rents without regulatory restriction for new residents, although future rent increases are limited by a specified percentage until the existing tenant vacates the unit and a new tenant moves in. The average turnover in tenants for Retirement Homes in Canada is in the range of 25%–33% per year. As a result, even though rent increases are controlled by the guidelines, the relatively high turnover of residents permits Retirement Home operators to keep their rates current to market over a reasonably short period. In the retirement housing industry, rent guideline restrictions apply only to the rental portion of resident charges and not to the care portion and as a result, the care portion is subject to market conditions and is unregulated. On average, approximately 50% of resident charges in Retirement Homes in Ontario relate to the care portion. Similar controls apply to Retirement Homes in certain other Provinces of Canada. Approximately 75% of the operating income of the Properties is generated by Properties located in the Province of Ontario.

Comparison of Retirement Homes to Multi-Family Housing and Nursing Homes in Canada

Both the retirement housing industry and the multi-family housing industry operate without significant operating regulation in most Canadian jurisdictions. Both industries also reflect similar rates of resident turnover within a residential setting. Management of the Retirement REIT believes that it is most closely comparable to the multi-family housing industry as opposed to the Nursing Home industry.

Comparison of Retirement Homes to Multi-Family Housing and Nursing Homes in Canada

	Retirement Homes	Multi-Family Housing	Nursing Homes
Demographic Trends	Very Positive	Steady	Very Positive
Resident Turnover Rate	25-33%	25-35%[(1)]	35%-45%
Regulation of Operations	Minimal Municipal licence may be required	Minimal	High Provincial licence required
Regulation of Revenues	No regulation on services component (typically 50% in Ontario). The balance is regulated on the same basis as multi-family housing	In Ontario, annual rental increases are specified by provincial government and can be moved to market rates upon vacancy of a unit	100%
Current Growth from New Development	The relationship between supply and demand is attractive in several regional markets	Minimal since current rents are at a substantial discount to replacement rents	Restricted by government licences
Barriers to Entry	High	Low	Very High

Note:

(1) While historically, resident turnover rates have been similar for Retirement Homes and multi-family housing, recent trends suggest that multi-family tenants, protected under the old rent control regime, are less likely to vacate their units due to the increased cost of vacating their apartments to move to new rental units at higher market rents. This trend is less apparent in the retirement housing sector where the decision to move is often based on changes in the level of care required.

Competition and the Retirement REIT's Competitive Advantages

Management of the Retirement REIT believes it currently holds a number of competitive advantages that will enable it to both maintain and improve its market position:

Size and Economies of Scale. The Retirement REIT and the Operator are Canada's largest Retirement Home owner and operator by a considerable margin. Based on the total of number of beds or suites owned/operated, the Retirement REIT is more than twice as large as its nearest competitor. As the largest operator in Canada with superior access to capital, the Retirement REIT is able to pursue additional growth and benefit from substantial economies of scale. For example, the Retirement REIT benefits from volume purchasing power for goods and services to supply to its operations, centralized management operations and administration, and savings in the costs of raising and servicing capital.

Locational Barriers to Entry.

(a) Prime Locations in Urban Centres: The Retirement REIT owns a number of properties that are located in prime locations in major urban centres. The scarcity and high cost of urban land make it difficult for competitors to replicate competitive facilities in these prime locations.

(b) First Location Advantage in Secondary Markets: In select secondary markets across Canada, the Retirement REIT owns facilities that serve a relatively small population. As such, it is difficult for a competitor to enter this market on an economically attractive basis. Accordingly, management believes that being the first in a market acts to effectively reduce the entry of new competition.

Regional Diversification. The Retirement REIT benefits from owning properties in various regions and markets in Canada and in the State of Oregon. As such, it is not dependent upon any one market, and is not subject to economic fluctuations in any one market.

Brand Name Recognition. Vendorco, operating under the trade name, Central Park Lodges, has a 30-year history of operating Retirement Homes in Canada. The Retirement REIT has continued this association with the trade name Central Park Lodges in order to take advantage, to the fullest extent possible, of the significant amount of goodwill associated with it. Operating under an established and respected trade name provides the Retirement REIT with credibility and assists in attracting residents to its Retirement Homes.

Vendorco Sponsorship, Credibility and Ownership Alignment. The families of Paul and Barry Reichmann and the family of George Kuhl own a substantial portion of the Retirement REIT. Barry Reichmann and George Kuhl are actively involved in the governance and management of the Retirement REIT and its Subsidiaries. The Reichmanns are internationally recognized as accomplished owners, managers, financiers and developers of real estate.

Management and Operational Expertise. Vendorco, through its current management under the direction of George Kuhl, has demonstrated its excellence as owner, operator and manager of the Retirement Home Business. Mr. Kuhl, the Vice-Chairman of the Retirement REIT and President and Chief Operating Officer of GP, is a pioneer in the industry and has been a leading developer, owner, operator and manager of Retirement Homes in Canada for 30 years.

Risk-Moderated Approach to New Developments. Due to its preferential relationship with Developmentco, the Retirement REIT derives benefits from the development of new properties while substantially mitigating the risks from the development process. These benefits include a sharing in the potentially high returns on equity anticipated from new developments as well as a progressive increase in the average quality of the Retirement REIT's asset base as new developments are added to the existing portfolio.

Low Cost of Capital. Due to the Retirement REIT's relatively large size, proven track record, strong financial background and substantial asset base, the Retirement REIT benefits from superior access to, and lower cost of, debt and equity capital.

In addition, as an experienced operator with a demonstrated financial track record, the Retirement Home Business can readily secure CMHC insured financing, which private or less well capitalized operators may have difficulty in obtaining. Since CMHC generally requires operators to have five years of operating experience, strong financial performance and, in many cases, personal guarantees, many smaller operators or entities that are seeking to enter the business may not be able to satisfy these criteria. As such, better capitalized and experienced operators such as the Retirement REIT may have a competitive advantage that may also act as a barrier to entry to new competition.

While the provision of this insurance does also involve additional costs, and in particular the imposition of an insurance premium of up to 5.5% of the mortgage principal, this cost is added to the mortgage balance and is amortized over the term of the insurance period (generally 25 years). The benefits of CMHC insured financing include financing at interest rates that are typically 60 to 120 basis points lower than conventional mortgage rates; readily available mortgage renewals; and access to loans in regional areas where conventional mortgage financing may be difficult to obtain on attractive lending terms.

Strategies for Achieving Growth

The Retirement REIT is pursuing a number of strategies and initiatives to achieve future growth in Distributable Income. These include:

- Internal Growth.
- The Development Program.
- Acquisitions.
- Growth from Other Services.

Internal Growth

Management of the Retirement REIT sees potential growth from Retirement Homes that are currently Stabilized and also from Retirement Homes the Retirement REIT may purchase from time to time. Internal growth comes from streamlining operations and from generating additional revenue through normal annual increases in rental rates, the addition of suites where possible, more efficient use of existing suites, and the provision of additional services to residents as they "age in place".

Residents typically increase the level of ancillary services they require as they age. The Retirement REIT focuses on providing service to higher need seniors who require a larger number of healthcare services and, accordingly, represent opportunities for increased revenues. The ability to service a broad range of healthcare needs is an essential part of the Retirement REIT's strategy as it allows residents to age in place which results in reduced turnover in resident populations.

Management of the Operator closely monitors the Retirement REIT's operations and continues to introduce efficiencies wherever possible while maintaining quality services and care for the residents. Such efficiencies are achieved through: (i) volume purchases of goods and services; (ii) centralized administration; (iii) adjustment of staff schedules and patterns, where appropriate; (iv) daily monitoring and reporting; and (v) a "hands-on" focus on cost control.

The Development Program

Management of the Retirement REIT believes that an important part of its growth will be through the development of new Retirement Homes. Developmentco, a limited partnership owned by Vendorco, owns the Initial Development Properties and the Other Development Properties. The details of these properties are shown in the following table.

Development Properties

Property	Municipal Address	Expected Number of Suites
Initial Development Properties[1]		
Claremont/Mount Pleasant	400 Mount Pleasant Road, Toronto, Ontario	77
Eau Claire	815 3rd Ave. SW/301 7th Street SW, Calgary, Alberta	147
McKenzie Towne	15021 - 56th Street SE, Calgary, Alberta	142
Other Development Properties		
Aylmer	North Street, Aylmer, Québec	120
Kamloops	1220 Hugh Allan Drive, Kamloops, British Columbia	143
Regina	3105 Hillsdale Street, Regina, Saskatchewan	111
Kenny's Pond	MacDonald Drive, St. John's, Newfoundland	100
Sturgeon Creek #1	10 Hallonquist Drive, Winnipeg, Manitoba	125
Sturgeon Creek #2	One Hallonquist Drive, Winnipeg, Manitoba	145
Loyalist Parkway	Loyalist Parkway, Amherstview, Ontario	65
Total		**1,175**

Note:

(1) Developmentco commenced construction on Claremount/Mt. Pleasant, Eau Claire and McKenzie Towne in June 2001.

Through Developmentco, the Retirement REIT has a dedicated development program, with a right to purchase Development Properties at a formula discount price in return for the provision of funding to Developmentco, as described below. Developmentco's business plan is to develop Development Properties on an ongoing basis after consultation with and input from the Retirement REIT.

Developmentco will develop the Initial Development Properties and the Other Development Properties, as well as future sites for the development of Retirement Homes from time to time identified (the "Future Development Properties"), and is expected to incur a substantial portion of the development risk on the Development Properties. The development process entails considerable risks to the developer in advance of a project achieving financial and operational success. These risks, from which the Retirement REIT is substantially insulated pursuant to its strategic relationship with Developmentco, include:

- the requirement to find and purchase attractive development sites;
- development approvals;
- exposure to real estate market cycles;
- land and development carrying costs;

- ability to secure construction financing;
- cost overruns exceeding development budgets;
- marketing and leasing risks;
- labour disputes that affect construction timing and costs; and
- exposure to unpredictable general economic conditions.

By entering into a strategic relationship with Developmentco pursuant to the Development Agreement, the Retirement REIT has mitigated its exposure to these risks and still shares in the financial benefits from the growth in new developments.

Management of the Retirement REIT has confidence that its relationship with Developmentco will result in a substantial pipeline of growth in its portfolio from successful new developments developed by Developmentco. This confidence is supported by the extensive track record of management in successfully completing development projects. For example, over the past 20 years, George Kuhl has overseen more than 15 new Retirement Home developments in markets across Canada.

Pursuant to the Development Agreement, the Retirement REIT has contracted with Developmentco to develop Retirement Homes on a mutually exclusive basis subject only to Developmentco's rights to deal with Development Properties as described below. The Development Agreement has an initial term of five years, and is automatically renewable annually thereafter for further one year terms unless cancelled by either party on six months written notice (except with respect to the Development Properties under development at the time of termination, which continues to be subject to the terms of the Development Agreement). Upon the request of Developmentco, the independent Trustees of the Retirement REIT may agree to terminate the Development Agreement during the initial five year term (with appropriate compensation paid by the Retirement REIT to Developmentco) or to otherwise amend it. Developmentco is initially capitalized with $25 million in net tangible assets (at fair market value), of which at least 50% is held in cash, cash equivalents, Units, Operator Class B Exchangeable Units and/or Nursing REIT Units. The amount and composition of the net tangible assets required to be held by Developmentco may be amended by the independent Trustees from time to time at Developmentco's request.

Construction was commenced on the three Initial Development Properties in June 2001. The Retirement REIT is obliged to provide (through one or more Subsidiaries) mezzanine financing for each of the Initial Development Properties on the terms set out below under "Mezzanine Financing". Subsequent to the end of the second quarter of the 2001 fiscal year, the Retirement REIT advanced $3.0 million in mezzanine financing to Developmentco on such terms. The Retirement REIT has the option to purchase the Initial Development Properties as set out below under the heading "Purchase of Development Properties".

The Retirement REIT has the option to provide mezzanine financing on the Other Development Properties. If the Retirement REIT provides mezzanine financing to Developmentco in respect of an Other Development Property, then the Retirement REIT will have the option to purchase that Other Development Property as set out below under the heading "Purchase of Development Properties".

If the Retirement REIT does not exercise its option to provide mezzanine financing in respect of one of the Other Development Properties, then Developmentco may finance that Other Development Property with any third party. If Developmentco does obtain a third party offer to finance, then Developmentco may provide the Retirement REIT with an opportunity to match the terms contained in that third party offer to finance. If Developmentco does not provide the Retirement REIT with an opportunity to match the third party offer to finance, then the Retirement REIT will have the right of first offer to purchase that Other Development Property

as described below under the heading "Purchase of Development Properties". If Developmentco does provide the Retirement REIT with an opportunity to match that third party offer to finance and the Retirement REIT rejects such offer to match and provided that the third party offer to finance was not made by a competitor of the Retirement REIT (unless such competitor has been approved by the independent Trustees), then the Retirement REIT will have no further rights with respect to that Other Development Property. If the Retirement REIT does elect to provide the mezzanine financing on the terms of the third party offer to finance, then those terms will prevail over the terms described under "Mezzanine Financing" below. If the third party offer to finance contains a right to purchase that Other Development Property, then the terms of such right to purchase will apply. If the third party offer to finance does not contain a right to purchase that Other Development Property, then the Retirement REIT will have the right of first offer to purchase that Other Development Property as described below under the heading "Purchase of Development Properties".

If Developmentco and the independent Trustees mutually determine not to proceed with the development of any of the Other Development Properties, Developmentco is free to sell the applicable land.

The Retirement REIT has the option to provide mezzanine financing required on any Future Development Properties developed by Developmentco during the term of the Development Agreement. If the Retirement REIT provides mezzanine financing to Developmentco in respect of one of the Future Development Properties, then the Retirement REIT will have the option to purchase that Future Development Property as set out below.

If the Retirement REIT does not agree to provide mezzanine financing on any Future Development Property and Developmentco develops the property, then Developmentco will have the right to deal with the property, in its discretion, or sell it to a third party, subject to giving the Retirement REIT the right of first offer to purchase that Future Development Property in the same manner as if the Retirement REIT had provided mezzanine financing and not exercised its option to purchase the property as described below under the heading "Purchase of Development Properties".

Mezzanine Financing. Developmentco is required to provide the Retirement REIT with the financial and other information necessary to enable it to make an informed decision on whether to provide mezzanine financing. For each additional Development Property that the Retirement REIT finances, the Retirement REIT has agreed to advance, on and following the acquisition of a Development Property by Developmentco, a loan to Developmentco with full recourse to Developmentco. The term of the loan will be seven years from the date of the last advance. Each loan will be secured by a second mortgage on the applicable Development Property (or provide for a negative pledge) which will be assignable to the Retirement REIT's lenders and be subordinate to construction financing. Construction financing secured by any Development Property that the Retirement REIT has financed will not be cross-collateralized to a Development Property that the Retirement REIT has not financed.

During any period, the rate of interest on a mezzanine loan will be equal to the cash distribution yield (adjusted quarterly) on the Units at the time (but no less than 10% and no more than 14% per annum), which may be paid in cash or accrued at Developmentco's option until the outside stabilization date (the "Outside Stabilization Date") mutually agreed to by Developmentco and the Retirement REIT with respect to a Development Property at the time the mezzanine financing for such property is approved (which date will be based on the Stabilization date projected by Developmentco for its first mortgage lenders) and thereafter current interest shall be paid in cash. For purposes of the previous sentence, the Outside Stabilization Date will be extended by any extension period granted by the first mortgage lender on the maturity of the construction loan. The interest rate with respect to a mezzanine loan for a Development Property will be increased by 2% (but shall be no more than 14% per annum) if (i) the Retirement REIT does not exercise its option to purchase that Development Property within the applicable period (but not if the Retirement REIT fails to fulfil an obligation to purchase such property), as described below (in which case interest shall be payable monthly in cash) or, if earlier, (ii) following the applicable "Outside Stabilization Date" (which shall not, for purposes of this sentence,

be extended by any extension period granted by the first mortgage lender), in each case if the loan remains outstanding.

Mezzanine loans are repayable on the purchase of the Development Property by the Retirement REIT or upon the sale of the Development Property to a third party. The proceeds of a mezzanine loan may be used to pay for any reasonable costs incurred by Developmentco in connection with the acquisition, construction, development, pre-leasing or operation of a Development Property, including, without limitation, reimbursement to Developmentco or its principals for funds invested in the Development Property to the date of the mezzanine loan. If Developmentco is able to secure mezzanine financing from a party who is not a competitor of the Retirement REIT (unless such competitor has been approved by the independent Trustees) on a property on terms which are more advantageous than the mezzanine loan provided by the Retirement REIT, then Developmentco may take such financing and, if the Retirement REIT has advanced a mezzanine loan on the property, repay such mezzanine loan from the proceeds.

Fees and Costs Payable by Developmentco. Until the sale to the Retirement REIT or a third party, of a Development Property that the Retirement REIT has agreed to finance, Developmentco bears all costs incurred in connection with the development program as well as a management fee to the Operator (who will manage and operate each Development Property that the Retirement REIT has agreed to finance and, at the option of Developmentco, each other Development Property, under a management agreement with Developmentco) in cash (or, at Developmentco's option, such fee may be accrued until the property attains break-even cash flow after servicing first mortgage debt) equal to 4% of gross revenues (based on projected stabilized annual revenues excluding inflation) from each Development Property that the Operator manages, payable monthly from its opening date (the first date of occupation by a resident). Any remaining cash flow generated by a Development Property from the date when it attains break-even cash flow after servicing the first mortgage and paying current and accrued interest on any mezzanine financing provided by the Retirement REIT may be retained by Developmentco and used for internal working capital or other requirements or distributed to Developmentco's principals.

Purchase of Development Properties. The Retirement REIT has the option to purchase each Development Property that it has agreed to finance as set out below (except with respect to an Other Development Property in the circumstances where the Retirement REIT has matched a third party offer to finance as noted above). If the "Outside Stabilization Date" occurs before Stabilization, then the option is exercisable for three months following each date. If the "Outside Stabilization Date" occurs after Stabilization, the option is exercisable for three months following Stabilization only. For the purposes of the two immediately preceding sentences, "Outside Stabilization Date" includes any extension period granted by the first mortgage lender on the maturity of its construction loan.

The price (the "Purchase Price") payable under the option to purchase is equal to the greater of (i) carried cost of the land plus all improvements, and (ii) 90% of appraised fair market value of the property on the date of the exercise of the option. The Purchase Price is payable by assumption of existing first mortgage financing, and the balance in cash or Units valued at the then current market price (based on a 30-day average) at the option of the Retirement REIT. As used in this paragraph, the term "carried cost" includes the cost of the land and all construction costs, professional fees, interest (which interest will not exceed the interest that is payable on the first mortgage loan plus the interest that would have been or is payable to the Retirement REIT on any mezzanine loan on the Development Property) and applicable reasonable general and administrative costs during the period to opening and all operating losses after opening, including provision for monthly management fees payable to the Operator.

The Retirement REIT has the obligation, if requested by Developmentco, to purchase a Development Property that the Retirement REIT has financed at the Purchase Price (which, in this case, will not, in any event,

exceed appraised fair market value) if the property has achieved 75% occupancy and the property would be an Accretive Property[3] at the time of purchase.

Should the Retirement REIT not exercise its option to purchase a Development Property that it financed, Developmentco has the right to deal with such property in its discretion, or sell it to a third party, subject to giving the Retirement REIT a 30 day right of first offer to purchase the property (which offer may not be given more than once every 90 days). If the Retirement REIT does not accept such first offer, Developmentco may sell the Development Property to any third person at a price equal to or greater than the right of first offer price. If Developmentco has received an offer to purchase the Development Property that it is prepared to accept at a price which is lower than the right of first offer price, then Developmentco must give the Retirement REIT the right to match the offer. Developmentco may, in its discretion, deliver further offers to sell to the Retirement REIT at any time in which case the provisions of this paragraph will again apply.

The debt on a Development Property may be assumed by the Retirement REIT upon its purchase only to the extent that it will not cause the Retirement REIT to exceed its debt covenants.

Acquisitions

The retirement housing industry is highly fragmented and includes a number of smaller operators, many of whom are inexperienced and have limited resources. Management of the Retirement REIT and the Operator believe that the industry is undergoing a period of consolidation and that acquisition opportunities will continue to emerge as a result of this restructuring.

Further, management believes that there is substantial demand for services in each facet of the senior care and accommodation industry from home healthcare services through retirement housing to long-term care. The Retirement REIT is focusing its expansion efforts primarily in Canada on the retirement housing market segment which it perceives to be under-serviced, and in which it believes there is significant potential for growth and consolidation.

The principals of Vendorco grew the portfolio from the 13 Retirement Homes they acquired in 1994 to 77 Retirement Homes owned or managed today. Management is continuing to pursue growth through the acquisition of Retirement Homes. When a Retirement Home is acquired, management focuses on applying effective "hands-on" management in an effort to achieve improved efficiencies, economies of scale and higher profits for the acquired Retirement Home. The following table demonstrates the average annual increase in property net operating income achieved by Vendorco's management before taking into account the effect of leverage on properties acquired during fiscal years 1997, 1998 and 1999.

---

3 An "Accretive Property" at any time means a Development Property or a Lease-Up Property, with respect to which the projected return on equity would exceed the current estimated cost of capital for the Retirement REIT, at such time, which will be the case if:

(a) the percentage that (i) contribution to pre-interest Distributable Income projected by management of the Retirement REIT to be generated by such Retirement Home for the 12-month period following such date, minus the projected interest expense for such period at market rates on the assumed balance of debt, not to exceed 70% of the acquisition cost of such Retirement Home, represents of (ii) the acquisition cost net of debt defined under (i) of such Retirement Home, is greater than:

(b) the percentage that (i) the Distributable Income per Unit of the Retirement REIT for the 12 month period ending on the date of determination, represents of (ii) the volume weighted average price of the Units on the TSE for the 15 trading days immediately prior to the date of determination.

That is, if $\frac{B - D}{A - C}$ is greater than $\frac{E}{F}$

Where: A = Acquisition cost
B = Contribution to Distributable Income
C = Assumed debt (capped at 70%)
D = Interest Expense on assumed debt (at market rates)
E = Distributable Income per Unit (before acquisition)
F = Volume weighted average price per Unit

Increases in Property Operating Income

	Number of Retirement Homes acquired	Annualized Property Operating Income during year of acquisition[1] [5]	Property Operating Income for the year ended September 30, 2000[5]	Increase	Average annual increase[2]
Acquisitions during fiscal 1997[3].....	17	$14,178	$16,240	15%	5%
Acquisitions during fiscal 1998........	18	$15,331	$17,920	17%	8%
Acquisitions during fiscal 1999[4].....	13	$11,718	$12,363	6%	6%

Notes:

(1) Property Operating Income is calculated as rental revenue less direct operating expenses, and is before corporate general and administrative expenses are deducted. The income for acquisitions made during the year has been grossed up by dividing by the average number of days that new acquisitions were owned during the year of acquisition and multiplying by the number of days in the fiscal year.

(2) Average annual increase is a simple average of percentage increase in Property Operating Income for the number of fiscal periods owned. There can be no assurance that the rate of annual increase set out in this table will be sustained in the future.

(3) Includes the results of two facilities acquired on the last day of fiscal 1996 which had no Property Operating Income in fiscal 1996.

(4) Includes the results of two facilities acquired within the last two weeks of fiscal 1998 which had nominal Property Operating Income in fiscal 1998.

(5) In thousands.

The Retirement REIT expects that it will have opportunities to acquire properties which will be accretive to the Retirement REIT and will enable the Operator and the Retirement REIT to increase cash flow to Unitholders through improved management. Acquisitions are expected to qualify for CMHC insured financing which will provide a high degree of confidence that the mortgages will be renewed when they fall due, at favourable interest rates.

Drawing on its knowledge of competitive Retirement Homes and with the assistance of selected real estate consultants specializing in the retirement housing industry, management is continually monitoring the retirement housing market throughout Canada seeking appropriate Retirement Homes for purchase. In addition, primarily as a result of current management contacts and reputation in the senior care industry, opportunities often arise to purchase individual Retirement Homes or chains of Retirement Homes which are under-performing for one or more management-related reasons.

A variety of guidelines are used to assess the feasibility of a potential acquisition. These include:

- the ability to acquire the Retirement Home at less than its replacement cost;
- whether the acquisition is accretive to the Retirement REIT;
- whether the location of the Retirement Home has strong demographic and market trends and the Retirement Home's competitive positioning in its local market;
- construction quality, condition and design of the Retirement Home;
- upside potential through the application of the Operator's management approach;
- the ability to expand or reposition the Retirement Home, including the ability to provide a special care unit, such as Alzheimer's and dementia care units;
- synergies with existing operations and the ability to reduce operating costs through improved management and volume purchasing; and

- the ability to appropriately finance the acquisition based on a satisfactory loan to value ratio, interest rate and maturity.

Following the acquisition of a Retirement Home, management will take steps to enhance profitability by:

- investing the funds necessary to improve the physical appearance of the building;
- repositioning the facility in the market place, changing room mixes, maximizing room configurations and enhancing existing products and services;
- effecting improvements in operations through a "hands-on" focus on cost control. This will be achieved through: (i) daily monitoring and reporting; (ii) procuring supply and service contracts across the country; and (iii) effective field-level management of the operation;
- expanding services offered to residents of the Retirement Home, including ancillary services and services rendered through the Home Healthcare Business; and
- increasing occupancy through extensive networking and marketing programs.

Growth from Other Services

Management also anticipates increasing demand for services in the home healthcare sector, growth opportunities from the Nursing REIT Management Agreements and Nursing REIT Advisory Agreement, and potential income through the provision of technology and telecom services.

Home Healthcare

Favourable demographic changes are expected to have a profound impact on the Home Healthcare Business segment of the Retirement REIT. As the population ages, demands for healthcare personnel and support services are anticipated to increase. The Retirement REIT, through RRI, provides these services to the retirement and nursing home industry and to the home healthcare market through both private pay and government funded contracts. The shift away from more expensive hospital based services has further enhanced the growth potential of the Home Healthcare Business. In addition, the Home Healthcare Business benefits from providing a range of services to its growing market as the Retirement REIT experiences growth from its development program and through new acquisitions.

Fees from the Nursing REIT

The Nursing REIT has grown from owning and operating 2,080 beds and total assets of $150 million at its inception in 1997 to owning, operating and/or managing more than 11,500 beds and total assets of $869 million at September 30, 2000. This has resulted in significant increases in management and advisory fees earned by Vendorco from the Nursing REIT. As the Nursing REIT continues its own growth, this should result in steadily increasing fees earned by the Operator.

Technology and Telecom Services

The provision of telecom and technology services is playing an increasing role in real estate. Management believes that an increase in revenues can be derived from the provision of these services and the sharing of revenues. The size of the Retirement REIT's Retirement Home portfolio should enable it to increase revenues by allowing access to cable and telephone providers. As technology becomes more user friendly, enhanced services such as movies-on-demand, video-conferencing (with friends, family and specialized health

professionals) and interactive services can be provided to fulfil the needs of the residents, offer additional amenities and earn additional revenues.

Management of the Retirement REIT and the Operator

In acquiring the Retirement Home Business, the Operator obtained an experienced and capable management team. The senior management team has overall responsibility for managing and operating the Retirement Home Business, the Nursing REIT Management Business and the Home Healthcare Business. The majority of the members of the team have extensive knowledge of, and experience in, the senior care and accommodation industry. The depth and experience of the senior management team enables the Retirement REIT and the Operator to successfully manage their growth plans.

The Operator's management is organized into functional areas responsible for acquisitions and development as well as operations, marketing, finance/accounting, human resources/labour relations, and facilities maintenance and improvements, all of which are described below. Each of these functions is separately organized but interconnected through interdivisional communication and corporate "team" management. The Operator's philosophy emphasizes a "hands-on" approach by the managers of specific Retirement Homes and a commitment to a philosophy of daily attention to detail and the provision of full-time care and service to seniors seven days a week, 24 hours per day.

Operations

Key elements of the operations of the Properties encompass the following:

- ***Hiring of Management Personnel***: The Operator is committed to hiring management personnel for its Retirement Homes who are motivated and independent. These individuals come from either a healthcare background or from the hospitality industry. This hiring practice is consistent with the approach employed by Vendorco and is designed to emphasize the duality of "care/health" and "hospitality" in the services provided by the Operator to its residents.

- ***Staffing***: Each of the Retirement Homes acquired by the Retirement REIT is staffed in the most efficient manner possible in relation to the level of care provided, with emphasis placed on line-staffing at the nursing, dietary and housekeeping levels. Each Retirement Home has a management team responsible for monitoring revenues, engaging and overseeing managers, monthly inspections, staffing budgets, approval of capital and preventive maintenance expenditures, union contract negotiations, review of monthly operating statements and preparation of annual budgets. In total, the Operator, together with RRI, employ or retain the services of more than 7,000 persons, comprising approximately 5,700 employees and approximately 1,300 persons retained pursuant to contractual arrangements.

- ***Reporting***: Retirement Homes submit daily activity reports highlighting any confirmed or expected changes in the number of residents and key operating issues which have arisen.

- ***Purchasing***: As the largest Retirement Home operator in Canada, the Retirement Home Business obtains significant volume incentives for items such as food, chemicals and healthcare products at discounts unavailable to single home owners. This purchasing power provides the Retirement REIT with an advantage over many of its competitors and will be enhanced as the Retirement REIT, through the Operator, continues to expand its operations. Decisions relating to the quantity and timing of particular purchases made under such agreements are determined on a home-by-home basis based on current requirements and are reviewed and controlled by corporate head office.

Marketing

The marketing of the Retirement Homes is a vital part of ensuring that high occupancy rates are maintained and enhanced. Some of the general marketing methods employed by the Operator include the following:

- ***Market Positioning***: Services are geared to cater to all segments of the seniors healthcare market. This includes independent seniors requiring only light care to full-care residents. This positioning strategy results in more admission opportunities for each Retirement Home. The marketing of the services and Retirement Homes offered through the Retirement Home Business is generally directed at the families of potential residents.

- ***Key Referral Sources***: Management carefully nurtures and develops its key referral sources, maintaining an extensive network of relationships with a variety of healthcare professionals, including discharge planners, social workers, nurses and other healthcare professionals. These efforts include regularly sponsoring educational conferences, seminars and newsletters relating to all aspects of the senior care industry.

- ***Pricing***: The rate structure of each of the Retirement Homes acquired by the Retirement REIT is constantly monitored. While the rate structure of competing Retirement Homes is also monitored to ensure that rates are comparative, the principal strategy is to protect the integrity of rate structures once established. Practices such as rental discounting are discouraged and are only allowed on a case-by-case basis in exceptional circumstances. However, special incentive packages, such as trial stays and respite and convalescent rates, are offered. These initiatives enable the offering of services at different price points within and among the Retirement Homes.

- ***Mixed Media***: A variety of advertising methods is used to consistently promote services and facilities, including television commercials, radio advertisements, print media, direct mail and other targeted advertising vehicles when appropriate. The concept design and production of all marketing and advertising material is produced by an in-house team of designers, ensuring continuity of image and quality control. Similarly, all corporate and Retirement Home advertising is purchased through an in-house media buying department to take advantage of volume discounts.

- ***Aging in Place***: Every effort is made to have residents "age in place" by staying in one Retirement Home. If the care level requirement increases for a resident, extra care is provided through traditional government home care programs, through a private home health provider (such as the Home Healthcare Business), or by moving the resident to a special care unit where extra care is available. In cases of limited finances, alternate accommodation in the facility such as shared private suites or semi-private suites is explored. Residents with less financial resources are helped with compassion, respect and dignity by trained nursing and social work staff who explore options for them.

- ***Community Involvement***: Each Retirement Home aims to ensure that residents' families are a welcome and integral part of the residents' care. Retirement Home management is encouraged to hold seminars, open houses, special teas, social gatherings, holiday functions and other events which ensure that the community continues to be an important part of the life of residents. Management has been very active in supporting local and national charities in the communities in which its Retirement Homes are located.

- ***Program Development***: A team of hospital relations' specialists with extensive backgrounds in discharge planning focuses on addressing the needs of hospitals. This, combined with extensive

development of hospital partnership programs, has made the Retirement Home Business a leader in innovative program development, in partnership with the public sector.

- *E-Commerce*: The web site for the Retirement Home Business is www.retirementreit.com. With continued growth in information technology and internet use, this web site has become an important marketing vehicle. The web site aids in the generation of referrals and reaches the children of potential residents. Management provides, through the web site, immediate information concerning the Retirement REIT and the Retirement Home Business to consumers. The web site is also used by the investor relations department of the Retirement REIT in issuing annual and quarterly financial statements and press releases of material information about the Retirement REIT and its business.

Finance/Accounting

A senior management team including the Chief Financial Officer of the Retirement REIT establishes and executes equity and debt financing strategies which form the basis of cash management and treasury functions. The members of this team are actively involved in all aspects of corporate finance relating to acquisitions, development and financing. The Operator's accounting department is comprised of chartered accountants, other accounting professionals and general accounting staff who provide timely reporting to management at both the Operator's head office and the Retirement Home level. Budgets are prepared annually by the management of each Retirement Home with input from the Operator's head office. Cash flow is monitored daily, including the daily reporting of accounts receivable collections and outstanding balances, and significant capital expenditures. Detailed Retirement Home financial statements are prepared on a monthly basis with comparisons to prior periods and budgets. Consolidated corporate financial statements are prepared monthly.

Human Resources/Labour Relations

Retirement Home management works closely with head office management to ensure that there are consistent and fair policies and procedures with respect to all levels of staff. Where there are collective agreements in place with unions, regional experts are retained who have extensive experience in labour relations to ensure such agreements are managed in a professional, consistent and stable manner.

Facilities Maintenance and Improvements

Each of the Retirement Homes employs maintenance staff who conduct regular facility inspections and carries out a continuous program of preventive maintenance. This staff is supplemented by specialist service providers who are engaged under service contracts for specific facility equipment maintenance, such as elevators, heating, air conditioning and ventilation. Improvements are made to Retirement Homes on an annual basis in accordance with a capital budget prepared at each Retirement Home and reviewed by head office. Structural and physical plant reviews conducted by engineers and/or architects on all prospective Retirement Home acquisitions highlight any immediate and future capital expenditure requirements. For all acquisitions, provision is made for immediate capital expenditure requirements. Such improvements are normally performed shortly after completion of the acquisition.

During Vendorco's fiscal years ended September 30, 1998, 1999 and 2000, average Property capital expenditures, excluding the Nursing Homes sold to the Nursing REIT and capital expenditures on new acquisitions during the particular years, were approximately 1.5% of Vendorco's resident revenue for the same periods, a level which management of the Retirement REIT attributes to the success of the continuous preventive maintenance program implemented for the Retirement Home Business.

INFORMATION CONCERNING THE RETIREMENT REIT

Declaration of Trust and Description of Units

A complete description of our Declaration of Trust and Units is contained under the section heading "Declaration of Trust and Description of Units" beginning on page 95 and ending on page 98 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

Investment Guidelines and Operating Policies

A complete description of our investment guidelines and operating policies is contained under the section heading "Investment Guidelines and Operating Policies" beginning on page 98 and ending on page 100 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

Distribution Policy

A complete description of our distribution policy is contained under the section heading "Distribution Policy" beginning on page 100 and ending on page 101 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

Risk Factors

A complete description of the risk factors associated with our business is contained under the section heading "Risk Factors" beginning on page 102 and ending on page 107 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table depicts the historical growth and financial performance of the assets acquired by the Retirement REIT and its Subsidiaries on closing of the initial public offering of the Retirement REIT.

Historical Schedule of Income for the Assets Acquired by the Retirement REIT and its Subsidiaries

	For the Years Ended September 30 [2] 1996	1997	1998	1999	2000	Compound Annual Growth	3 Months Ended Dec. 31, 1999	3 Months Ended Dec. 31, 2000
					(in thousands of dollars)			
Number of Retirement Homes (owned and managed)	17	34	54	65	77[1]	46%	71	77[1]
REVENUE								
Resident Revenue[3]	$61,393	$79,554	$125,058	$167,029	$198,535	-	$47,194	$52,321
Nursing REIT – management and advisory fees[4]	-	1,046	7,073	6,888	7,860	-	1,867	1,884
Nursing REIT – income[5]	-	288	690	690	520	-	168	130
Other income[6]	179	203	254	254	370	-	57	143
	61,572	81,091	133,075	174,861	207,285	35%	49,286	54,478
EXPENSES								
Direct Operating Expenses								
Salary, wages, purchased services and benefits	32,225	37,753	57,429	75,027	88,161	-	20,925	23,220
Direct resident services	3,344	4,637	7,949	11,209	13,418	-	3,280	3,494
Maintenance, marking and administrative	2,239	3,780	6,098	8,383	9,914	-	2,279	2,440
Property taxes and utilities	2,856	5,055	8,259	11,747	13,480	-	3,473	3,741
Total Direct Operating Expenses	40,664	51,225	79,735	106,366	124,973	32%	29,957	32,895
General and Administrative expenses	3,684	4,773	8,754	10,022	13,897	-	3,304	3,662
INCOME FROM OPERATIONS	17,224	25,093	44,586	58,473	68,415	41%	16,025	17,921
Property Interest Expense	7,047	9,918	12,142	18,471	22,960	-	5,350	6,380
Corporate Interest Expense	-	298	8,607	9,972	9,979	-	2,513	2,506
INCOME BEFORE DEPRECIATION AND AMORTIZATION[7]	10,177	14,877	23,837	30,030	35,476	37%	8,162	9,035
NURSING REIT DISTRIBUTION IN EXCESS OF INCOME[5]	-	288	690	690	860	-	177	215
DISTRIBUTABLE INCOME	**$10,177**	**$15,165**	**$24,527**	**$30,720**	**$36,336**	**38%**	**$ 8,339**	**$ 9,250**
PROPERTY OPERATING INCOME[8]	$20,729	$28,329	$45,323	$60,663	$73,562	37%	$17,237	$19,426
PROPERTY OPERATING MARGIN% [9]	*33.8%*	*35.6%*	*36.2%*	*36.3%*	*37.1%*		*36.5%*	*37.1%*

Notes:

(1) Waldorf II is included in this table.

(2) Vendorco's fiscal year end is September 30.

(3) Resident Revenue includes revenue from CHS.

(4) Nursing REIT fees are presented net of directly attributable general and administrative expenses and do not include any allocation of indirect administrative costs.

(5) The Retirement REIT acquired 852,045 units of the Nursing REIT on Closing. The components of Nursing REIT distributions are income and return on capital.

(6) Other Income includes interest income, third party management income and income from the institutional pharmacy business.

(7) Depreciation and Amortization have not been calculated in the Audited Historical Schedule of Income.

(8) Property Operating Income is calculated as Resident Revenue less Total Direct Operating Expenses.

(9) Property Operating Margin % is calculated as the Property Operating Income as a Percentage of Resident Revenues.

The following table provides selected historical consolidated balance sheet data for Vendorco.

VENDORCO
CONSOLIDATED BALANCE SHEETS
As At September 30, 1999 and 2000
and December 31, 1999 and 2000
(in thousands of dollars)

	September 30		December 31	
	2000	1999	2000	1999
			(unaudited)	
Assets				
Current				
Cash	$ 2,201	$ 2,201	$ 2,201	$ 2,201
Accounts receivable and prepaid expense	11,427	10,596	10,264	10,606
Investments	8,552	8,839	8,434	8,755
Notes receivable and other assets	9,157	7,557	9,280	8,085
Capital assets	562,155	487,949	562,668	550,254
	579,864	504,345	580,382	567,094
	$593,492	$517,142	$592,847	$579,901
Liabilities				
Current				
Accounts payable, accrued liabilities and other	$ 22,155	$ 17,832	$ 23,164	$ 20,495
Current portion of long-term debt	65,393	38,888	44,718	31,680
Deferred revenue	820	792	809	801
	88,368	57,512	68,691	52,976
Bonds payable	138,000	138,000	138,000	138,000
Long-term debt	271,887	230,335	295,409	281,413
	498,255	425,847	502,100	472,389
Divisional Equity	95,237	91,295	90,747	107,512
	$593,492	$517,142	$592,847	$579,901

MANAGEMENT'S DISCUSSION AND ANALYSIS

A complete description of management's discussion and analysis of Vendorco's results of operations for the years ended September 30, 1996, 1997, 1998, 1999 and 2000, and for the three months ended December 31, 1999 and 2000, is contained under the section heading "Management's Discussion and Analysis of Results of Operations" beginning on page 82 and ending on page 88 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

MARKET FOR SECURITIES

The Units are listed and posted for trading on the TSE under the symbol "RRR.UN".

TRUSTEES AND KEY MANAGEMENT

General

A complete description of our Trustees and key management is contained under the section heading "Trustees and Key Management" beginning on page 61 and ending on page 68 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form. Also incorporated by reference in this annual information form are paragraphs 2, 3 and 6 under the section heading "History of Vendorco and the Nursing REIT" on page 42 of our final long form prospectus dated March 30, 2001.

The Trustees and key management as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 10,739,136 Units and Class B Exchangeable Units, representing 30.7% of the issued and outstanding Units of the Retirement REIT.

The Audit Committee is comprised of William Davis, John Evans and Ernie Eves. The Corporate Governance and Compensation Committee is comprised of William Davis, George Kuhl and Derek Watchorn. The members of the Distribution Committee are John Evans, Ernie Eves, Barry Reichmann and George Kuhl. The members of the Investment Committee are John Evans, Derek Watchorn and Barry Reichmann.

Conflicts of Interest

Messrs. Paul Reichmann, Barry Reichmann, George Kuhl and Manfred Walt, who are Trustees and/or officers of the Retirement REIT and/or directors and/or officers of GP, are directors and/or shareholders and/or associates of shareholders of Vendorco. Vendorco is the owner of Developmentco which is a party to the Development Agreement. Subsequent to the end of the second quarter of the 2001 Fiscal Year, a Subsidiary of the Retirement REIT entered into a Consulting Agreement with Balanced Care Corporation ("BCC"), a public U.S. assisted living company in which certain shareholders of Vendorco or entities related thereto have a significant interest. Under the terms of the agreement, effective August 16, 2001, BCC will pay approximately U.S. $35,000 per month for consulting services provided.

Messrs. Paul Reichmann, Barry Reichmann, George Kuhl and C. William Dillane, who are Trustees and/or officers of the Retirement REIT and/or directors and/or officers of GP, are trustees and/or officers of the Nursing REIT, which is a party to the Nursing REIT Advisory Agreement and Nursing REIT Management Agreements. Lawrence Koenig, who is a Director and officer of GP, is an associate of a shareholder of Vendorco and President and an employee of Developmentco. Lily Goodman, a Senior Executive Vice President of GP, owns a 10% interest in Classic Care Pharmacy Inc. which obtains approximately 87% of its revenues from residents of Retirement Homes which are owned by the Retirement REIT.

ADDITIONAL INFORMATION

Additional information, including Trustees' and officers' remuneration and indebtedness, principal holders of the Retirement REIT's securities, options to purchase securities, interests of insiders in material transactions and additional financial information, where applicable, is contained in the Retirement REIT's final long form prospectus dated March 30, 2001. The Retirement REIT will provide any person or company, upon request to the Chief Financial Officer of the Retirement REIT at 175 Bloor Street East, 6th Floor, Toronto, Ontario, M4W 3R8, with any of the following documents:

(a) one copy of the annual information form of the Retirement REIT, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(b) one copy of the comparative financial statements of the Retirement REIT for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Retirement REIT subsequent to the financial statements for its most recently completed financial year; and

(c) one copy of the information circular of the Retirement REIT in respect of its most recent annual meeting of Unitholders that involves the election of Trustees or one copy of any annual filing prepared instead of that information circular, as appropriate.

When the securities of the Retirement REIT are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed by the Retirement REIT in respect of a distribution of securities, the foregoing documents, in addition to any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus, will be provided free of charge to any person or company upon request to the Chief Financial Officer. At other times, the Retirement REIT may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Retirement REIT.

G23\GORMANW\2494715.4

DOCUMENTS INCORPORATED BY REFERENCE

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

General

The Retirement REIT is an unincorporated trust created pursuant to the Declaration of Trust and governed by the laws of the Province of Ontario.

Units

The beneficial interests in the Retirement REIT are divided into a single class of Units. The aggregate number of Units which the Retirement REIT may issue is unlimited. Upon the Closing of this Offering, there will be approximately 34.9 million Units outstanding. A further 1,922,000 Units are issuable on the exercise of options granted under the Option Plan (see "Trustees and Key Management — Compensation Arrangements — Unit Option Plan") and no additional Units are issuable on the exercise of the Over-Allotment Option. Units represent a Unitholder's proportionate undivided beneficial interest in the Retirement REIT. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Retirement REIT. Each Unit confers the right to one vote at any meeting of Unitholders and to participate pro rata in any distributions by the Retirement REIT and, in the event of termination of the

Retirement REIT, in the net assets of the Retirement REIT remaining after satisfaction of all liabilities. Units will be issued in registered form, will be fully paid and non-assessable when issued (unless issued on an instalment receipt basis) and are transferable. Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without Unitholder approval. No certificates for fractional Units will be issued and fractional Units will not entitle the holders thereof to vote.

Purchases of Units

The Retirement REIT may from time to time purchase Units in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases may constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. A Unitholder will not have the right at any time to require the Retirement REIT to purchase such Unitholder's Units other than initial Units issued to a partner of Goodmans LLP (see "Prior Sales of Securities").

Take-Over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Units within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the offer either, at the election of each Unitholder, on the terms offered by the offeror or at the fair value of such Unitholder's Units determined in accordance with the procedures set out in the Declaration of Trust.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders must be called and held in various circumstances, including for the election or removal of Trustees, the appointment or removal of the auditors of the Retirement REIT, the approval of amendments to the Declaration of Trust (except as described under "Amendments to Declaration of Trust"), the sale of the assets of the Retirement REIT as an entirety or substantially as an entirety other than as part of an internal reorganization of the assets of the Retirement REIT as approved by the Trustees and the termination of the Retirement REIT. Meetings of Unitholders will be called and held annually for the election of the Trustees and the appointment of the auditors of the Retirement REIT.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting. Unitholders have the right to obtain a list of Unitholders to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act*. Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxyholder need not be a Unitholder.

Issuance of Units

The Retirement REIT may issue new Units from time to time. Unitholders do not have any pre-emptive rights whereby additional Units proposed to be issued are first offered to existing Unitholders. In addition to Units which may be issued pursuant to the Option Plan (see "Unit Option Plan"), new Units may be issued for cash through public offerings, through rights offerings to existing Unitholders (i.e., in which Unitholders receive rights to subscribe for new Units in proportion to their existing holdings of the Units, which rights may be exercised or sold to other investors), through private placements (i.e., offerings to specific investors which are not made generally available to the public or existing Unitholders) or pursuant to the terms of the Distribution Reinvestment Plan (see "Distribution Reinvestment Plan"). The Retirement REIT may also issue new Units as consideration for the acquisition of new properties or assets by it or its Subsidiaries. The price or the value of the consideration for which Units may be issued will be determined by the Trustees, generally in consultation with investment dealers or brokers who may act as underwriters in connection with offerings of Units.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49% of the Units and the Trustees shall inform the transfer agent and registrar of this restriction. The transfer agent and registrar may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the transfer agent and registrar becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent and registrar may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the transfer agent and registrar determines that more than 49% of the Units are held by non-residents, the transfer agent and registrar may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such manner as the transfer agent and registrar may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent and registrar with satisfactory evidence that they are not non-residents within such period, the transfer agent and registrar may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificate representing such Units. The Retirement REIT may direct the transfer agent and registrar to do any of the foregoing.

Information and Reports

The Retirement REIT will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each annual and special meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) information similar to that required to be provided to shareholders of a public corporation governed by the *Canada Business Corporations Act*.

Amendments to Declaration of Trust

The Declaration of Trust may be amended or altered from time to time. Certain amendments (including termination of the Retirement REIT) require approval by at least two-thirds of the votes cast at a meeting of the Unitholders called for such purpose. Other amendments to the Declaration of Trust require approval by a majority of the votes cast at a meeting of the Unitholders called for such purpose.

The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Retirement REIT, its status as a "mutual fund trust" and a "registered investment" under the Tax Act or the distribution of Units;
- which, in the opinion of the Trustees, provide additional protection for the Unitholders;
- to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of Trustees, necessary or desirable and not prejudicial to the Unitholders;
- which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies between the disclosure in the Prospectus and the Declaration of Trust;
- of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders;

- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation or other laws; and
- for any purpose which, in the opinion of the Trustees are not prejudicial to Unitholders and are necessary or desirable (which, for greater certainty, exclude amendments in respect of which a Unitholder vote is specifically otherwise required).

Term of the Retirement REIT and Sale of Substantially All Assets

The Retirement REIT has been established for an indefinite term. Pursuant to the Declaration of Trust, termination of the Retirement REIT or the sale or transfer of the assets of the Retirement REIT as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Retirement REIT as approved by the Trustees) requires approval by at least two-thirds of the votes cast at a meeting of the Unitholders.

INVESTMENT GUIDELINES AND OPERATING POLICIES

Investment Guidelines

The Declaration of Trust provides for certain guidelines on investments which may be made by the Retirement REIT. The assets of the Retirement REIT may be invested subject to the following guidelines:

(a) the Retirement REIT's activities shall be limited to the ownership and acquisition of Retirement Homes and in persons or limited partnerships which conduct the business carried on from such Retirement Homes or which provide services to the Nursing REIT and/or other parties and all activities relating or ancillary thereto, and such other investments and activities in the health care field (including investing in units of the Nursing REIT) as are consistent with the other investment guidelines of the Retirement REIT and approved by a majority of the Trustees from time to time;

(b) notwithstanding any other provision of the Declaration of Trust, neither the Retirement REIT nor any of its Subsidiaries shall make any investment, take any action or omit to take any action where such investment, action or omission would result in Units not being units of a "mutual fund trust" within the meaning of the Tax Act, that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans, that would result in the Retirement REIT being liable under the Tax Act to pay tax as a result of holdings by the Retirement REIT of foreign property as defined in the Tax Act, that would result in Units being foreign property for the purpose of the Tax Act or that would result in the Retirement REIT paying a tax under the registered investment provisions of the Tax Act for exceeding certain investment limits. Without limiting the foregoing neither the Retirement REIT nor any of its Subsidiaries shall make any investment that would result in the aggregate cost amount of foreign property held by the Retirement REIT exceeding such percentage of the aggregate cost amount of the Retirement REIT's property as would give rise to any penalty tax under the Tax Act;

(c) the Retirement REIT may invest, directly or indirectly, in persons or limited partnerships which focus their activities on the ownership, operation and/or management of Retirement Homes and/or Nursing Homes, on construction management for the development of Retirement Homes, on the provision of home healthcare services and on other healthcare related services, provided such investments are otherwise consistent with the investment guidelines of the Retirement REIT;

(d) except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a Province of Canada, short-term government debt securities, or in money market instruments of, or guaranteed by, a Schedule I Canadian chartered bank, in each case maturing prior to one year from the date of purchase of such securities by the Retirement REIT, the Retirement REIT shall not hold securities other than securities of any person or limited partnership referred to in paragraph (c) or of a joint venture entity or of an entity wholly-owned by the Retirement REIT;

(e) the Retirement REIT shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(f) the Retirement REIT may make mezzanine loans to Developmentco pursuant to the Development Agreement or invest in mortgages and mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) where:

(A) in the case of an investment in a mortgage or a mortgage bond, the mortgage or mortgage bond is issued by a Subsidiary; or

(B) in the case of an investment in a mortgage or a mortgage bond,

(i) the real property which is security therefor is a property which otherwise meets the investment guidelines of the Retirement REIT adopted by the Trustees from time to time in accordance with the Declaration of Trust and the restrictions set out therein;

(ii) the amount of the mortgage or mortgage bond is not in excess of 80% of the value of the property securing the mortgage;

(iii) the mortgage or mortgage bond is a first mortgage registered on title to the real property which is security therefor; and

(iv) the aggregate value of the investments of the Retirement REIT in mortgages and mortgage bonds and mezzanine loans referred to under clauses (C) and (D) and this clause (B) of this paragraph (f), after giving effect to the proposed investment, will not exceed 15% of Gross Book Value; or

(C) in the case of an investment in a mortgage or a mortgage bond, if the sole intention is to use the acquisition of the mortgages or mortgage bonds as a method of acquiring control of a property or a portfolio of properties and such property or properties would otherwise meet the investment guidelines of the Retirement REIT and provided the aggregate value of the investments of the Retirement REIT in mortgages and mortgage bonds (including the mortgages and mortgage bonds and mezzanine loans referred to under clauses (B) and (D) and this clause (C) of this paragraph (f)), after giving effect to the proposed investment, will not exceed 15% of Gross Book Value; or

(D) in the case of mezzanine loans, such loans, together with the investments referred to in clauses (B) and (C) of this paragraph (f), do not exceed 15% of Gross Book Value.

Operating Policies

The Declaration of Trust provides that the operations and affairs of the Retirement REIT shall be conducted in accordance with the following policies:

(a) the Retirement REIT shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term "hedging" shall have the meaning ascribed thereto by National Instrument 81-102 adopted by the Canadian Securities Administrators, as amended from time to time;

(b) (i) any written instrument creating an obligation which is or includes the granting by the Retirement REIT of a mortgage, and

(ii) to the extent the Trustees or officers of the Retirement REIT determine it to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any written instrument which is, in the judgment of the Trustees or officers of the Retirement REIT, a material obligation,

shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier or agent of the Retirement REIT, but that only property of the Retirement REIT or a specific portion thereof shall be bound, provided that the Retirement REIT shall not be required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Retirement REIT upon the acquisition of real property;

(c) title to each real property shall be held by and registered in the name of the Retirement REIT, the Trustees, in the name of a corporation or other entity wholly-owned by the Retirement REIT or jointly by the Retirement REIT with joint venturers or a corporation which is a nominee of the Retirement REIT which holds registered title to such real property pursuant to a nominee agreement with the Retirement REIT;

(d) neither the Retirement REIT nor any of its consolidated Subsidiaries shall incur or assume any indebtedness for borrowed money (which term by definition in the Declaration of Trust excludes indebtedness under any debt instrument convertible into Units) if, after giving effect to the incurring or assumption of the indebtedness, the total such indebtedness of the Retirement REIT and its consolidated Subsidiaries would be more than 70% of the Gross Book Value. This limit includes a maximum of 60% with respect to long term financing and a maximum of 10% with respect to other indebtedness, which other indebtedness, for greater certainty, shall not include the current portion of any long term financing or indebtedness;

(e) the Retirement REIT shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the Retirement REIT and the accidental loss of value of the assets of the Retirement REIT from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties; and

(f) following the Property Closing, the Retirement REIT shall obtain a Phase I environmental audit of each real property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be obtained, the Retirement REIT shall obtain a Phase II environmental audit, in each case by an independent and experienced environmental consultant and, as a condition to any acquisition, such audit shall be satisfactory to the Trustees.

Any references in the foregoing investment guidelines and operating policies to investment in real property includes an investment in a joint venture.

Amendments to Investment Guidelines and Operating Policies

Pursuant to the Declaration of Trust, all of the investment guidelines set out under the heading "Investment Guidelines and Operating Policies — Investment Guidelines" and all of the operating policies set out under the heading "Investment Guidelines and Operating Policies — Operating Policies" may be amended only with the approval of two-thirds of the votes cast by Unitholders of the Retirement REIT at a meeting of Unitholders called for such purpose except for amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders.

DISTRIBUTION POLICY

The following outlines the distribution policy of the Retirement REIT as contained in the Declaration of Trust. The distribution policy may be amended only with the approval of a majority of the votes cast at a meeting of Unitholders.

General

It is the current intention of the Retirement REIT to distribute 85% of its Distributable Income. While this payout ratio may be lower than that of other Canadian residential real estate investment trusts, it is at the level that the majority of Canadian residential real estate investment trusts have stated they desire to achieve within the next two years. Canadian residential real estate investment trusts are currently trying to reduce their payout ratios to retain funds for internal funding needs and growth. This trend is reflected in the more mature U.S. real estate investment trust market where on average, across a breadth of industry sectors, payout ratios are in the range of 70% and in the multi-family residential sector are currently on average in the range of 80%. Management believes that a payout ratio of 85% should allow the Retirement REIT to meet its internal funding needs, while achieving stable growth in distributions for its Unitholders, although, pursuant to the Declaration of Trust, the Retirement REIT is only required to make distributions to Unitholders of its taxable income.

The Retirement REIT will be required to distribute additional amounts on December 31 of each year if the Retirement REIT would otherwise have a liability to pay income tax in respect of that year. Distributable Income is not required to include gains or losses on the sale of capital assets. In their discretion, the Trustees may distribute net realized capital gains and net recapture income of the Retirement REIT for the year.

Distributions shall be made in cash, subject to an election by Unitholders to utilize the Distribution Reinvestment Plan. See "Distribution Reinvestment Plan." Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. Distributions will be made to Unitholders of record as at the close of business on the last Business Day of the calendar month for the relevant distribution. The distribution for any month will occur on or about the 15th day of the following month, other than the year end distribution which will occur on December 31 of the relevant year.

Computation of Distributable Income for Distributions Purposes

Distributable Income means net income of the Retirement REIT and its Subsidiaries determined in accordance with GAAP, subject to certain adjustments as set out in the Declaration of Trust, including adding back depreciation, amortization of licenses and goodwill and excluding any gains or losses on the disposition of any asset. Distributable Income includes all distributable income received from the Nursing REIT on the Nursing REIT Units held by the Retirement REIT, whether such distributions constitute income, return of capital, depreciation or amortization. Distributable Income so calculated may reflect any other adjustments determined by the Trustees in their discretion and may be estimated whenever the actual amount has not been fully determined. Such estimates will be adjusted as of the subsequent Distribution Date when the amount of Distributable Income has been fully determined.

Tax Deferral on Distributions

The Retirement REIT estimates that of the distributions to be made by the Retirement REIT to Unitholders, 53% in 2001 (after applying the half year rule for capital cost allowance purposes) and at least 70% in 2002 will be tax deferred by reason of the Retirement REIT's ability to claim capital cost allowance and certain other deductions. Such estimate is based on the facts set out in this Prospectus, the financial forecast information, the current provisions of the Tax Act, the Regulations, certain administrative practices of CCRA and the specific proposals to amend the Tax Act and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. The adjusted cost base of Units held by a Unitholder will generally be reduced by the non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of capital gains). A Unitholder will realize a capital gain to the extent that the adjusted cost base of the Unitholder's Units would otherwise be a negative amount. See "Canadian Federal Income Tax Considerations".

RISK FACTORS

There are certain risks inherent in an investment in the Units and in the activities of the Retirement REIT and its Subsidiaries, including the following, which investors should carefully consider before investing in Units.

Business Risks

The Retirement REIT and its Subsidiaries will be subject to general business risks and to risks inherent in the senior care and accommodation industry and in the ownership of real property. These risks include fluctuations in occupancy rates, the inability to achieve economic residency fees (including anticipated increases in such fees), rent control regulations, possible future changes in labour relations, increases in labour costs and other operating costs, competition from or the oversupply of other similar properties, changes in neighbourhood or location conditions and general economic conditions, the imposition of increased taxes or new taxes, changes in interest rates and changes in the availability and cost of money for long-term financing which may render refinancing of the Property Mortgages and the Bonds difficult or unattractive. Moreover, there is no assurance that the occupancy rates achieved to date at the Properties and expected in the future will continue or be achieved in the future.

Real Property Ownership and Lack of Diversity

Real property equity investments are relatively illiquid. This illiquidity will tend to limit the ability of the Retirement REIT to respond to changing economic or investment conditions. By specializing in a segment of the real estate industry, the Retirement REIT is exposed to adverse effects on the industry and does not benefit from a diversification of its portfolio by type of property.

Unitholder Liability

Recourse for any liability of the Retirement REIT is intended to be limited to the assets of the Retirement REIT. The Declaration of Trust provides that no Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier (an "annuitant") will be held to have any personal liability as such, and that no resort shall be had to the private property of any Unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Retirement REIT or of the Trustees.

Because of uncertainties in the law relating to investment trusts, there is a risk (which is considered by counsel to be remote in the circumstances) that a Unitholder or annuitant could be held personally liable for obligations of the Retirement REIT (to the extent that claims are not satisfied by the Retirement REIT) in respect of contracts which the Retirement REIT enters into and for certain liabilities arising other than out of contract including claims in tort, claims for taxes and possibly certain other statutory liabilities. The Trustees intend to cause the Retirement REIT's operations to be conducted in such a way as to minimize any such risk, including by obtaining appropriate insurance and, where feasible, attempting to have every material written contract or commitment of the Retirement REIT contain an express disavowal of liability against the Unitholders (which in the opinion of counsel will be effective).

If the Retirement REIT takes over direct or indirect management of the Operator, the Retirement REIT, as a limited partner of the Operator, may lose its limited liability. The Retirement REIT may also lose its limited liability as a result of false statements in documents filed under, or other non-compliance with, legislation governing limited partnerships in force in jurisdictions where the Operator carries on business. In addition, in certain jurisdictions, there is a risk of non-recognition of the protection of limited liability with respect to creditors of the Operator whose claims derive from liabilities incurred in such jurisdiction. GP will endeavour at all times to cause the operations of the Operator to be conducted so as to minimize any risk of loss of limited liability. To the extent GP fails to fulfil such obligation or if the Operator carries on operations in a jurisdiction which does not recognize limited liability for limited partners, the Retirement REIT may lose the protection of limited liability. Loss of such protection would cause the Retirement REIT to cease to qualify as a mutual fund trust for taxation purposes, which may result in adverse tax consequences to the Retirement REIT and its Unitholders.

Geographic Concentration

A substantial portion of the business and operations of the Retirement REIT will on Closing be conducted in Ontario, where 56 of the 74 income producing Properties are located representing 75.7% of all Properties owned. The market value of these Properties and the income generated from them could be negatively affected by changes in local and regional economic conditions.

Continued Growth

While Vendorco has historically grown the portfolio of Properties through acquisitions and development, there is a risk that the Retirement REIT may not be able to maintain the pace of growth established by Vendorco. This may be due to the Properties being owned in a different structure (i.e. a REIT compared with a corporation) and possibly a different economic environment. The Retirement REIT expects that it will have opportunities to acquire properties which will be accretive to cash flow and enable the Retirement REIT to increase cash flow to Unitholders through improved management, but there can be no assurance that this will be the case.

Competition

Numerous other developers, managers and owners of Retirement Homes will compete with the Retirement REIT in seeking residents. The existence of competing developers, managers and owners and competition for the Retirement REIT's residents could have an adverse effect on the Retirement REIT's ability to find residents for its Retirement Homes and on the rents charged, and could adversely affect the Retirement REIT's revenues and, consequently, its ability to meet its debt obligations. The supply of Nursing Home beds in the regions in which the Retirement REIT owns Retirement Homes may have an impact on the demand for suites in Retirement Homes. The Province of Ontario has recently announced an initiative to add 20,000 new Nursing Home beds by the end of 2004. The increase in supply of Nursing Home beds as a result of this initiative may result in lower demand for suites in the Retirement REIT's Retirement Homes in this region.

Debt Financing

The Retirement REIT will have outstanding indebtedness upon Closing of approximately $482 million, comprised primarily of the Property Mortgages and the Bonds. The Retirement REIT intends to finance its growth strategy, including acquisitions and developments, through a combination of its cash reserves and liquidity resources, including its cash flow from operations, additional indebtedness and public or private sales of equity or debt securities. Although the Retirement REIT believes it is unlikely, it may not be able to renegotiate the terms of repayment of this debt at favourable rates.

A portion of the Retirement REIT's cash flow will be devoted to servicing its debt, and there can be no assurance that the Retirement REIT will continue to generate sufficient cash flow from operations to meet required interest and principal payments. If the Retirement REIT were unable to meet interest or principal payments, it could be required to seek renegotiation of such payments or obtain additional equity, debt or other financing. The Retirement REIT is also subject to the risk that any of its existing indebtedness may not be able to be refinanced upon maturity or that the terms of such refinancing may not be as favourable as the terms of its existing indebtedness.

Dependence on the Operator

Because all of the Canadian Properties, other than Waldorf II, will be leased to the Operator, the Retirement REIT will be exposed to any adverse effects on the business and affairs of the Operator, its management and financial strength, and its ability to operate its business profitability. In addition, in order to maintain its status as a "mutual fund trust" under the Tax Act, the Retirement REIT cannot carry on most active businesses (including the Retirement Home Business) and is limited in the types of investments it may make. The Declaration of Trust contains restrictions to this effect. Accordingly, in the event that the Retirement REIT elects to terminate the Leases pursuant to their terms it will not be permitted to operate the Canadian Properties and must enter into leases of the Canadian Properties with another qualified operator. There can be no assurance that in such event the new lease terms will be as favourable to the Retirement REIT as those under the Leases.

Government Regulation

Healthcare in general is an area subject to extensive regulation and frequent regulatory change. In Canada a number of provinces are promoting regionally managed and regulated healthcare systems. The Provinces of Alberta, British Columbia and Manitoba have led this trend. These changes favour larger operators having the resources to provide more cost-effective management services and well-developed staff training programs on a regional basis; however, there can be no assurance that future regulatory changes will not adversely affect the Retirement REIT.

Investment Eligibility

The Retirement REIT will endeavour to ensure that the Units continue to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time. See "Eligibility for Investment" and "Canadian Federal Income Tax Considerations."

The current provisions of the Tax Act and a proposed amendment thereto permit the businesses of the Operator to be carried on by a partnership (namely, the Operator) and permit the Retirement REIT to be a limited partner thereof without disqualifying the Retirement REIT as a "mutual fund trust" for purposes of the Tax Act. If there were adverse changes to such provisions, there is a possibility that the investment of the Retirement REIT in the Operator would not be "grandfathered", thereby potentially giving rise to the penalties referred to above becoming payable by plans or funds referred to above, to the Units becoming foreign property for purposes of Part XI of the Tax Act and to special taxes becoming payable by the Retirement REIT. Furthermore, it is possible that if (as is much more likely), some type of grandfathering relief would accompany any such changes, their effect nonetheless might be to require the businesses of the Operator or the Operator Class A Units to be transferred to one or more wholly-owned Subsidiaries of the Retirement REIT. If such a transfer occurred, any profits of the Operator from its business (after deduction for interest on the Purchase Bond and rents) would become subject to corporate income tax, thereby potentially reducing Distributable Income, and any losses of the Operator would not reduce taxable income of the Retirement REIT. However, it is not expected that such a transfer would have a materially adverse effect on Distributable Income.

Tax Deferred Portion of Distributions

The extent to which distributions will be tax deferred in the future will depend in part on the extent to which the Retirement REIT can "shelter" its taxable income by claiming capital cost allowance and certain other deductions and on the extent to which such shelter is recaptured on any sale of Retirement Homes.

Availability of Cash Flow

Distributable Income may exceed actual cash available to the Retirement REIT from time to time because of items such as principal repayments, capital expenditures, advisory fees received from the Nursing REIT in units and non-operating expenditures. The Retirement REIT may be required to use part of its debt capacity or to reduce distributions in order to accommodate such items. The Retirement REIT anticipates temporarily funding such items through surplus cash generated through working capital and a line of credit.

Environmental Liabilities

Environmental and ecological legislation and policies have become increasingly important in recent years. Under various laws, the Retirement REIT could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against the owner by private plaintiffs. Notwithstanding the above, management is not aware of any material non-compliance, liability or other claim in connection with any of the Properties, nor is management aware of any environmental condition with respect to any of the Properties that it believes would involve material expenditure by the Retirement REIT. It will be the Retirement REIT's operating policy to obtain a Phase I environmental assessment, conducted by an independent and experienced environmental consultant, prior to acquiring a property and to obtain Phase II environmental assessments where recommended in the Phase I environmental assessment. Phase I environmental assessments, and any recommended Phase II environmental assessments, have been performed in respect of each of the Properties.

Liability and Insurance

The Retirement REIT's businesses, which are carried on by its Subsidiaries, entail an inherent risk of liability. The Retirement REIT expects that from time to time it and/or its Subsidiaries may be subject to such lawsuits as a result of the nature of its business. The Retirement REIT currently maintains professional, business and property insurance policies in amounts and with such coverage and deductibles as deemed appropriate, based on the nature and risks of the businesses, historical experience and industry standards. There can be no assurance, however, that claims in excess of the insurance coverage or claims not covered by the insurance coverage will not arise or that the liability coverage will continue to be available on acceptable terms. A successful claim against the Retirement REIT and/or its Subsidiaries not covered by, or in excess of, the Retirement REIT's insurance could have a material adverse effect on the Retirement REIT's business, operating results and financial condition. Claims against the Retirement REIT and/or its Subsidiaries, regardless of their merit or eventual outcome, also may have a material adverse effect on their ability to attract residents or expand their business and will require management to devote time to matters unrelated to the operation of the business.

Personnel Costs

The Retirement REIT, through certain of its Subsidiaries, will compete with other healthcare providers with respect to attracting and retaining qualified personnel. The Retirement REIT will also be dependent upon the available labour pool of employees. A shortage of trained or other personnel may require the Retirement REIT to enhance its wage and benefits package in order to compete. No assurance can be given that labour costs will not increase, or that if they do increase, they can be matched by corresponding increases in rental or management revenue.

Labour Relations

The Retirement REIT, through certain of its Subsidiaries, will employ approximately 5,700 persons, of whom approximately 71% are represented by labour unions. In addition, the Retirement REIT will engage third party contractors to supply the services of non-management staff in 26 Retirement Homes utilizing the services of approximately 1,300 staff. Labour relations with the unions are governed by collective bargaining agreements with 21 union locals of 12 separate unions. Collective agreements with Livingston Lodge, London (Meadowcroft), Windsor and York Mills are scheduled to go to arbitration in 2001. There can be no assurance that the Retirement REIT will not at any time, whether in connection with the renegotiation process or otherwise, experience strikes, labour stoppages or any other type of conflict with unions or employees which could have a material adverse effect on the Retirement REIT's business, operating results and financial condition. However, most Retirement Homes in the Province of Ontario are governed by the *Hospital Labour Disputes Arbitration Act* which prohibits strikes and lockouts in the Retirement Home sector and therefore collective bargaining disputes are more likely to be resolved through compulsory third party arbitration.

Non-unionized Retirement Homes and non-unionized contractors in any Retirement Home may become unionized in the event they are targeted for certification by a trade union. There can be no assurance that the Retirement Homes to be owned by the Retirement REIT that are currently unorganized will not in the future be subject to unionization efforts or that any such efforts will not result in the unionization of a Retirement Home's employees.

Financial Forecast

Actual results for the forecast period will vary from the forecast results and those variations may be material. There is no representation by the Retirement REIT that actual results achieved in the forecast period will be the same, in whole or in part, as those forecasted herein.

Significant Shareholders

The Vendors will hold Operator Class B Exchangeable Units following the Offering. These Units are exchangeable for Units of the Retirement REIT. The Vendors will have customary limited partner approval rights as holders of Operator Class B Exchangeable Units, and the Operator will be required to obtain the consent of the holders of a majority of such Operator Class B Exchangeable Units before voting its Units inconsistently with the vote (or stated position) of a majority of the Vendors' appointees on the board of trustees of the Retirement REIT on the same or similar matter.

Relationship with the Nursing REIT

The Retirement REIT will receive management and advisory fees from the Nursing REIT, as described under the heading "The Acquisitions — Acquisitions by the Operator — The Nursing REIT Management Business". The Retirement REIT will not receive this revenue if the Nursing REIT Management Agreements or the Nursing REIT Advisory Agreement are terminated or not renewed upon their expiry. This revenue is also subject to business risks similar to those described under "Business Risks" above which are applicable to the Nursing REIT as well as to the Retirement REIT.

The Retirement REIT will be subject to a non-competition agreement in favour of the Nursing REIT pursuant to which the Retirement REIT may not own, operate or manage (other than pursuant to the Nursing REIT Management Agreements) any Nursing Homes in Canada. However, the Retirement REIT will be permitted to: (i) acquire Retirement Homes which may contain ancillary Nursing Homes which cannot be separated; and (ii) invest in an entity that does not primarily engage in the Nursing Home business in Canada, provided that any Nursing Home property or business in Canada owned by such entity is offered at fair market value to the Nursing REIT within 12 months of the date of acquisition.

Conflicts of Interest

Relatives of certain senior executives of the Retirement REIT and GP will be employees of GP. Reichmann family members and entities beneficially owned by them will have interests in other publicly-traded entities operating in the senior care and accommodation industry and may make additional investments or dispose of investments. The Non-Competition Agreement will address certain of these conflicts of interest. See "Trustees and Key Management — Non-Competition Arrangements".

The Trustees will, from time to time, in their individual capacities deal with parties with whom the Retirement REIT may be dealing, or may be seeking investments similar to those desired by the Retirement REIT or the Nursing REIT. The Declaration of Trust contains conflict of interest provisions requiring the Trustees to disclose material interests in material contracts and transactions and to refrain from voting thereon. See "Trustees and Key Management — Corporate Governance — Relationship of the Board of Trustees and Management". Conflicts will exist due to the fact that certain trustees, directors and/or senior officers of the Retirement REIT and/or GP will be shareholders, associates of shareholders and/or directors of Vendorco (see "Interest of Management and Others in Material Transactions").

Vendorco and related parties will hold, in aggregate, over six million units in the Nursing REIT (which amount may increase or decrease from time to time) and will be entitled to vote those units freely and, if they see fit, contrary to the manner in which the Nursing REIT Units held by the Retirement REIT are voted, including with respect to the management and advisory agreements with the Nursing REIT and its Subsidiaries.

Dilution

The Retirement REIT may, in its sole discretion, issue additional Units from time to time, and the interests of the holders of Units may be diluted thereby.

Absence of Public Market and Determination of Offering Price

Prior to this Offering, there was no public market for the Units. The Offering Price of the Units offered hereunder was determined by negotiation between the Retirement REIT and the Underwriters. There can be no assurance that an active trading market will develop after this Offering or, if developed, that such a market will be sustained at the price level of this Offering.

A publicly traded real estate investment trust will not necessarily trade at values determined solely by reference to the underlying value of its real estate assets. Accordingly, the Units may trade at a premium or a discount to values implied by the valuations of the assets of the Retirement REIT.

One of the factors that may influence the market price of the Units is the annual yield on the Units. Accordingly, an increase in market interest rates may lead purchasers of Units to demand a higher annual yield which could adversely affect the market price of the Units. In addition, the market price of the Units may be affected by changes in general market conditions, fluctuations in the markets for equity securities and numerous other factors beyond the control of the Retirement REIT.

Acquisition and Expansion

The Retirement REIT's success will depend in large part on identifying suitable acquisition and development opportunities, pursuing such opportunities, consummating acquisitions and acquiring developments, and effectively operating the Retirement Homes. If the Retirement REIT is unable to manage its growth effectively, its business, operating results and financial condition could be adversely affected.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

Overview

The historical financial information of Vendorco presented in the audited Schedule of Income has been prepared in accordance with generally accepted accounting principles. See "Financial Statements — Vendorco Schedule of Income."

The information reflects the reported results of operations of the assets of the Vendors to be acquired by the Retirement REIT, for the years ended September 30, 1996, 1997, 1998, 1999, and 2000, and for the three months ended December 31, 1999 and 2000.

The analysis which follows discusses both combined information and segmented information and provides additional explanations as are required. The segments presented on F-10 and F-11 are based upon provincial and state boundaries, except that a branch of the Home Healthcare Business which is located in Manitoba is combined with the results of operations for the Alberta segment, as it is the only asset located in Manitoba and it is individually immaterial. Property interest represents interest on the mortgage directly secured by the property. The results of 17 facilities were included in the segmented information in 1996, which grew to the inclusion of operating results from 73 facilities (excluding one facility in lease-up and three management contracts) in the fiscal 2000 segmented information.

Following the segmented results are the corporate components which are not directly attributable to a segment. The Nursing REIT Fees represent income earned from the Nursing REIT and consists of management, advisory, acquisition, incentive and financing fees net of directly attributable general and administrative expenses and do not include any allocation of indirect administrative costs (see "The Acquisitions — Acquisitions by the Operator — The Nursing REIT Management Business — Historical Schedule of Fees from the Nursing REIT Management Business"). The corporate interest represents interest paid on $138 million of Bonds that are secured by first and second mortgages on 32 of the properties — $100 million of Bonds were issued at the end of fiscal 1997, and the remaining $38 million of Bonds were issued in 1998. The General and Administrative Expense ("G&A") represents overhead and administrative costs incurred by Vendorco, including G&A incurred under its acquisition and other corporate initiatives.

Retirement Home Business

A summary of the segmented property operating results is as follows:

	1996		1997		1998		1999		2000		Three Months Ended December 31, 1999		Three Months Ended December 31, 2000	
Segment	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %	% of Property Operating Income to Total Property Op. Income	Gross Margin %
Québec	<1%	6%	<1%	8%	3%	30%	9%	38%	9%	38%	9%	37%	9%	37%
Ontario	88%	34%	91%	36%	88%	36%	78%	35%	77%	36%	77%	36%	75%	36%
Alberta	11%	36%	8%	37%	9%	41%	8%	41%	7%	40%	6%	39%	9%	42%
Oregon	n/a	n/a	n/a	n/a	n/a	n/a	5%	46%	7%	44%	8%	44%	7%	42%

2000 Compared to 1999

Combined Income before Depreciation and Amortization

Combined Property Operating Income margins improved from 36% in 1999 to 37% in 2000. Property Operating income increased $12.9 million over 1999. Property Operating Income after property interest increased by $8.4 million over 1999, and the total income before depreciation and amortization increased by $5.4 million or 18% over 1999. There were ten acquisitions in fiscal 2000, including three facilities which were developed internally and became operational in the year. Additionally, the remaining 49% minority interest in a Retirement Home was purchased.

Segment Analysis

__Quebec Segment__

Property Operating Income

Property Operating Income in 2000 increased by $1.1 million or 20% over 1999. There was one new retirement home acquired in 2000 which contributed $1.1 million to the operating results.

Retirement Home Revenue

Retirement Home Revenue in 2000 increased by $3.0 million or 22% over 1999. The retirement home acquired in 2000 contributed $2.7 million of the increase, while the balance of the revenue increase is derived from increases in accommodation rates.

Direct Operating Expenses

Direct operating expenses in 2000 increased by $1.8 million or 20% over 1999, with the acquired retirement home contributing $1.7 million of the increase. Property Operating margins remained consistent at 38% in both 2000 and 1999.

Property Interest

Property Interest in 2000 increased by $0.6 million or 25% over 1999, of which $0.5 million is derived from the facility acquired in fiscal 2000.

__Ontario Segment__

Property Operating Income

Property Operating Income in 2000 increased by $8.6 million or 18% over 1999. Seven new retirement homes contributed to the operating results, six of which were acquired during the year and one of which was developed internally and became stabilized in fiscal 2000. Additionally, the remaining 49% minority interest in a retirement home was purchased. $4.4 million of the increase in 2000 Property Operating Income over 1999 is a result of the additional contribution to Property Operating Income provided by these acquired retirement homes. A further $2 million of the increase in 2000 over 1999 is a result of the 1999 acquisitions being included in the 2000 results for the entire year. The balance of the increase is attributable to existing operations and improvements in revenues and expenses therein.

Retirement Home Revenue

Retirement Home Revenue in 2000 increased by $19.4 million or 16% over 1999. $11.9 million of the increased 2000 revenue over 1999 is a result of the above-noted acquisitions in 2000. Approximately $4.0 million of the 2000 revenue increase over 1999 relates to the 1999 acquisitions contributing to revenue for the full year in fiscal 2000. The remaining 2000 revenue increase of $3.4 million over 1999 is related to retirement homes existing in the portfolio in both fiscal 1999 and 2000, and is a result of a combination of accommodation rate increases and improved occupancy.

Direct Operating Expenses

Direct operating expenses in 2000 increased by $12.2 million or 14% over 1999. The increase in operating expenses is consistent with the increase in revenue. Property Operating margins improved slightly to 36% in 2000 from 35% in 1999.

Property Interest

Property Interest in 2000 increased by $2.6 million or 18% over 1999. $2.1 million of the increase relates to the newly acquired retirement homes in fiscal 2000.

Alberta Segment

Property Operating Income and Retirement Home Revenue

Property Operating Income in 2000 increased by $0.6 million or 12% over 1999 and Retirement Home Revenue in 2000 increased by $1.2 million or 16% over 1999. One retirement home which was developed internally became operational in June 2000 contributing $0.5 million to the Property Operating Income increase over 1999 and $1.1 million of the revenue increase over 1999 in fiscal 2000.

Direct Operating Expenses

Direct operating expenses in 2000 increased by $0.9 million or 13% over 1999. The developed Retirement Home contributed $0.6 million of the increased expenses in 2000. Property Operating margins remained consistent at 40% in 2000 and 41% in 1999.

Property Interest

Property Interest in 2000 increased by $0.2 million or 33% over 1999, which relates almost entirely to the new Retirement Home in 2000.

Oregon Segment

Property Operating Income in 2000 increased by $2.6 million or 90% over 1999. The properties located in Oregon were all acquired April 1, 1999, and therefore are included for six months only in 1999 whereas fiscal 2000 results include a full year of operations. For the same reason, Retirement Home Revenue and Direct Operating Expenses in 2000 increased by $6.2 million and $3.7 million respectively over 1999. Additionally, a small project of twenty-two cottages was developed and became operational in 2000. Property Operating margins declined nominally from 46% for 1999 to 44% for fiscal 2000, mainly as a result of a permanent reallocation of certain costs from the regional office to the properties.

1999 Compared to 1998

Combined Income before Depreciation and Amortization

Combined Property Operating Income margins remained consistent at 36% in both 1998 and 1999. Property Operating Income increased $15.3 million in 1999 over 1998. Property Operating Income after property interest for 1999 increased by $9.0 million over 1998, and the 1999 total income before depreciation and amortization increased by $6.2 million or 26% over 1998. There were 11 acquisitions in fiscal 1999 — four in Ontario and seven in Oregon.

Segment Analysis

Quebec Segment

Retirement Home Revenue, Direct Operating Expenses and Property Operating Income

Property Operating Income in 1999 increased by $4.4 million over 1998 and Retirement Home Revenue in 1999 increased by $10.9 million over 1998. This is a result of the contribution of a full year's operating results and revenue in 1999 for the five facilities acquired from April through September of 1998. Direct operating expenses in 1999 increased by $6.5 million over 1998. Property Operating margins increased significantly to 38% in 1999 from 30% in 1998. Until part of the way through 1998 the only operating results in the Québec segment were from the Home Healthcare Business which earns lower margins than those earned on retirement homes.

Property Interest

Property Interest in 1999 increased by $2.0 million over 1998 as a result of the full year of ownership of the five facilities acquired in 1998.

Ontario Segment

Property Operating Income

Property Operating Income in 1999 increased by $7.6 million or 19% over 1998. Four retirement homes were acquired in fiscal 1999, which contributed $1.9 million to Property Operating Income. Fourteen retirement homes were acquired throughout fiscal 1998 and a full year's results of their operations are included in fiscal 1999.

Retirement Home Revenue

Retirement Home Revenue in 1999 increased by $23.4 million or 24% over 1998. The four retirement homes acquired in fiscal 1999 contributed $4.8 million of the 1999 increase over 1998, with the remainder of the increase being attributable to the 14 retirement homes acquired in the previous year contributing to revenue for the entire year in 1999, and accommodation increases at existing retirement homes. Effective June 1998 the rent control legislation changed in Ontario to delay annual rent increases from January 1 of each year to each resident's anniversary date. This affected the timing of revenue growth.

Direct Operating Expenses

Direct operating expenses in 1999 increased by $16.1 million or 23% over 1998. $2.9 million of the 1999 increase over 1998 relates to the 1999 acquisitions. Operating expenses were affected by the Ontario wide reassessment of property values, which increased property taxes significantly in some municipalities. Property Operating margins remained consistent at 35% for 1999 compared to 36% for 1998.

Property Interest

Property Interest in 1999 increased by $3.20 million or 29% over 1998. $0.99 million of the increase is a contribution by the four acquisitions in the fiscal year. Additionally, 14 homes acquired in fiscal 1998 contributed one full year of property interest in fiscal 1999.

Alberta Segment

Property Operating Income in 1999 increased by $0.5 million or 13% over 1998, and Retirement Home Revenue in 1999 increased by $0.7 million or 11% over 1998. The majority of the increase is related to a facility which was developed and became operational part-way through 1998 and accordingly has a full year's income and revenue included in the 1999 results. Operating expenses in 1999 increased by $0.8 million or 12% over 1998. Property Operating margins remained consistent in each of 1999 and 1998 at 41%.

Oregon Segment

The Oregon homes were acquired in April 1999 and accordingly there are no comparatives to 1998 results.

1998 Compared to 1997

Combined Income before Depreciation and Amortization

Property Operating margins remained consistent at 36% in both 1998 and 1997, while Property Operating Income increased $17.0 million in 1998 over 1997. After property interest, operating income increased $14.8 million in 1998 or 80% over 1997. There were 20 new facilities contributing to the operating results in 1998, one of which was a developed retirement home in Alberta which became operational during the year.

Segment Analysis

Québec Segment

The first retirement homes in Québec were acquired from April through September 1998, with the acquisition of five retirement homes. Accordingly, Property Operating Income in 1998 increased by $1.1 million

over 1997, retirement home revenue of $2.7 million was earned for the first time in 1998, and operating expenses in 1998 increased by $1.7 million over 1997.

Property Operating margins increased from 8% in 1997 to 30% in 1998 as a result of the acquisition of the retirement homes which have a significantly higher operating margin percentage than the Home Healthcare Business, which was the only operating income earned by this segment in 1997.

Ontario Segment

Property Operating Income

Property Operating Income in 1998 increased by $14.0 million or 54% over 1997. Fourteen retirement homes were acquired in fiscal 1998, which contributed $5.5 million to Property Operating Income. Fifteen retirement homes were acquired throughout fiscal 1997 and a full year's results of their operations are included in fiscal 1998.

Retirement Home Revenue

Retirement Home Revenue in 1998 increased by $38.6 million or 64% over 1997. The 14 retirement homes acquired in fiscal 1998 contributed $17.8 million of that increase, with the remainder of the increase being attributable to the 15 retirement homes acquired in 1997 contributing to revenue for the entire year in 1998, as well as accommodation increases at existing retirement homes.

Direct Operating Expenses

Direct operating expenses in 1998 increased by $24.7 million or 53% over 1997. The increase in operating expenses is consistent with the increase in revenue. Property Operating margins remained consistent at 36% in both 1998 and 1997.

Property Interest

Property Interest in 1998 increased by $2.2 million over 1997 as a result of new properties in the portfolio.

Alberta Segment

During fiscal 1998 an internally developed project became an operational retirement home, contributing to the operating results for the first time. Accordingly, Revenue, Direct Operating Expenses, and Property Operating Income for 1998 increased over 1997 by $3.1 million, $2.2 million and $1.8 million respectively. Property Operating margins improved to 41% from 37% with the addition of another Retirement Home at higher operating margins than the Home Healthcare Business generates.

Property Interest decreased from 1997 to 1998 as the mortgage on the retirement home owned in 1997 was paid off in fiscal 1997.

1997 Compared to 1996

Combined Income before Depreciation and Amortization

Total Property Operating Income in 1997 increased by $7.6 million or 37% over 1996. There were 15 retirement homes acquired in 1997, 12 of which were acquired on July 1, 1997, and accordingly their operating results are included for 1997 for only three months of the fiscal year. In 1996 and 1997 all of the retirement home revenue came from the Ontario segment, with the exception of one Retirement Home located in Alberta.

2001 Interim Operating Income (October 1, 2000 to December 31, 2000) Compared to the Three Months October 1, 1999 to December 31, 1999

During the three months ended December 31, 2000 Property Operating Margins remained consistent with the September 30, 2000 year end results, and the three-month period ended December 31, 1999, at 37%. The

Oregon property operating margin decreased from 44% in fiscal 2000 to 42% for the three month period ending December 31, 2000. This decrease is mainly as a result of a permanent reallocation of certain costs from the Oregon regional office to the properties.

Annualizing the quarterly results for the period from October 1, 2000 to December 31, 2000 indicates an increase in Property Operating Income of 6% as compared to the year ended September 30, 2000. Property Operating Income for this period is not necessarily indicative of full year trends as it does not take into consideration all seasonal adjustments such as utility costs, and additionally, accommodation rates continue to increase throughout the year.

Home Healthcare Business

The Home Healthcare Business revenue is consistent within the Québec segment on a year over year basis. The Ontario segment grew by 19% from 1996 to 1997, remained consistent from 1997 through to 1999, and grew by 12% from 1999 to 2000. The Alberta segment showed a nominal decrease from 1996 to 1997, and an increase of 36% from 1997 to 1998, 17% from 1998 to 1999, and 7% from 1999 to 2000. The Home Healthcare Business relies on numerous annual government contracts for a significant portion of its revenue which causes year over year variances as contracts are acquired, lost and renegotiated. Operating margins in the Home Healthcare Business are typically less than those of the Retirement Home Business.

As demonstrated in the following chart, home healthcare revenues as a percentage of total resident revenues have decreased over the previous five years. While the home healthcare revenues continue to increase year over year, the growth has been exceeded by the significant acquisitions of Retirement Homes made by Vendorco in geographic areas not currently serviced by the Home Healthcare Business. The Home Healthcare Business has, however, remained relatively consistent at approximately 10% of revenues since 1999.

	1996	1997	1998	1999	2000	3 Months Ending Dec. 31/1999	3 Months Ending Dec. 31/2000
Home Healthcare Revenue as a % of Total Resident Revenues	23%	20%	13%	10%	10%	10%	9%

Nursing REIT Fees

The Nursing REIT was established in May 1997. As a result 1997 only represents fees earned for five months. Nursing REIT fees increased by $0.5 million in 1999 over 1998. However, a portion of the management fees earned from the Nursing REIT's operations in the United States, amounting to $0.7 million, was reimbursed, resulting in a net decrease in the Nursing REIT fees of $0.2 million. Acquisition fees vary from year to year depending upon the value of acquisitions made by the Nursing REIT. In fiscal 2000, the Nursing REIT was pursuing an active development strategy rather than an acquisition strategy, which resulted in a decrease in acquisition fees for Vendorco.

Nursing REIT Distributions

Distributions from the Nursing REIT are received monthly and are recorded using the equity method, where income is recorded as the company's *pro rata* share of the Nursing REIT's net income less distributions received. The Nursing REIT was formed in May 1997 and as a result 1997 only represents distributions for five months. From 1998 to the three months ended December 31, 2000 the level of distributions has remained constant and year over year variations have resulted only from changes in the amount recorded as income in Vendorco's financial statements due to equity accounting treatment.

Other Income

Other income in 1996 consisted only of interest on a long term note receivable. Other income increased by 13% in 1997 over 1996 with the addition of two third party management contracts during the year and a further 25% in 1998 with the addition of a third contract. There was no growth or change between 1998 and 1999. In 2000, other income grew by 46% over 1999 mainly due to income from the institutional pharmacy business

acquired during the year. The income from the institutional pharmacy business has contributed to the growth in other income for the three months ended December 31, 2000.

Corporate Interest

The corporate interest on the Bonds increased from nil in 1996 to approximately $10.0 million in fiscal 2000. $100 million of the Bonds were issued September 15, 1997, and 15 days' interest was incurred on these bonds in fiscal 1997. The remaining $38 million of the Bonds were issued during fiscal 1998, resulting in a significantly higher corporate interest expense for 1998 over 1997 and a smaller increase in corporate interest in 1999 over 1998 since a full year's interest is included in 1999 results. The corporate interest is the same in 2000 and 1999, other than a small difference representing interest for one day as 2000 was a leap year.

General and Administrative Expenses

G&A expenses increased in each fiscal year mainly as a result of the significant growth being incurred by Vendorco due to its ambitious acquisition program. G&A expenses as a percentage of Retirement Home and home healthcare revenue ("Resident Revenue") are consistent and stable over the five years and the three months ended December 31, 1999 and 2000.

	1996	1997	1998	1999	2000	3 Months Ending Dec. 31/1999	3 Months Ending Dec. 31/2000
G&A as a % of Resident Revenue . .	6%	6%	7%	6%	7%	7%	7%

708

TRUSTEES AND KEY MANAGEMENT

Trustees

The Declaration of Trust provides that the Retirement REIT's board of trustees shall consist of a minimum of one and a maximum of nine Trustees. The Retirement REIT initially had two Trustees and an additional three Trustees were appointed in February 2001. Effective March 2, 2001, the number of Trustees of the Retirement REIT was increased to seven, Stephen Pincus, Neil Sheehy and William Gorman resigned, and Paul Reichmann, William Davis, John Evans, Ernie Eves and Derek Watchorn were appointed to the board of trustees of the Retirement REIT. Of the seven trustees, Messrs. Paul Reichmann, George Kuhl and Barry Reichmann are appointees of Vendorco and Messrs. Davis, Evans, Eves and Watchorn are independent Trustees.

Following Closing, Vendorco will have the right to appoint three Trustees so long as Vendorco owns 30% or more of the Units of the Retirement REIT (including securities that are exchangeable into such units) on a fully diluted basis, two Trustees so long as it owns less than 30% but more than 15% of the units of the Retirement REIT (including securities that are exchangeable into such units) on a fully diluted basis, and one Trustee so long as it owns less than 15% but more than 10% of the units of the Retirement REIT (including securities that are exchangeable into such units) on a fully diluted basis and/or the Development Agreement is in effect. These numbers of appointees will be proportionately adjusted to account for any increase or decrease in the number of Trustees of the Retirement REIT. Vendorco will also have the right to vote its Units for the independent Trustees of the Retirement REIT.

The following table sets forth the names, municipality of residence, position held with the Retirement REIT and the current principal occupation of each of the Trustees of the Retirement REIT:

Trustees of the Retirement REIT

Name and Municipality of Residence	Age	Position with the Retirement REIT or GP	Current Principal Occupation
PAUL REICHMANN .... Toronto, Ontario	70	Trustee of the Retirement REIT	Executive Chairman of Canary Wharf Group plc
THE HONOURABLE WILLIAM G. DAVIS, P.C., C.C., Q.C...... Brampton, Ontario	71	Chairman and Trustee of the Retirement REIT	Counsel, Torys
DR. JOHN R. EVANS, C.C. .... Toronto, Ontario	71	Trustee of the Retirement REIT	Chairman of the Board of Torstar Corporation, Chairman of the Board of Alcan Aluminium Limited and Vice-Chairman of NPS-Allelix Biopharmaceuticals Inc.
ERNIE EVES, Q.C. .... Toronto, Ontario	54	Trustee of the Retirement REIT	Vice Chairman and Senior Advisor of Credit Suisse First Boston Canada Inc. and Chair of the Ontario Olympic Sports and Waterfront Development Agency
GEORGE KUHL .... Toronto, Ontario	52	Vice-Chairman and a Trustee of the Retirement REIT and President, Chief Operating Officer and a Director of GP	Vice-Chairman and a Trustee of the Retirement REIT and President and Chief Operating Officer of GP
BARRY REICHMANN ... Toronto, Ontario	34	President, Chief Executive Officer and a Trustee of the Retirement REIT	President and Chief Executive Officer of the Retirement REIT and President of the Nursing REIT
DEREK J. WATCHORN .. Sunningdale, England	58	Trustee of the Retirement REIT	Executive Director, TrizecHahn Plc

PAUL REICHMANN, TRUSTEE: Mr. Reichmann is a Trustee of the Retirement REIT. He is also the Chairman and Chief Executive Officer of Reichmann International Development Corporation, Reichmann International México, S.A. de C.V. and International Property Corporation, a trustee of the Nursing REIT and the Executive Chairman of Canary Wharf Group plc. Mr. Reichmann has been the Chairman of Vendorco since 1994.

THE HONOURABLE WILLIAM G. DAVIS, P.C., C.C., Q.C., CHAIRMAN AND TRUSTEE: Mr. Davis is the Chairman of the Board of Trustees and a Trustee of the Retirement REIT. Mr. Davis was the Premier of Ontario from 1971 to 1985 and was a member of the Ontario Legislature from 1959 to 1985. Mr. Davis is counsel to Torys and is a member of the Board of Directors of Algoma Steel Inc., First American Financial Corporation, First American Title Insurance Company, Gentra Inc., Home Capital Group Inc., Magellan Aerospace Corporation, Magna

International Inc., Magna Entertainment Corp., NIKE Canada, Ltd., Power Corporation of Canada and St. Lawrence Cement. Mr. Davis was a Director of Bramalea Limited in the early 1990's when it made certain filings under the insolvency laws of Canada.

JOHN R. EVANS, C.C., TRUSTEE: Dr. Evans is a Trustee of the Retirement REIT. Dr. Evans is the Chairman of the Board of Directors of Alcan Aluminium Limited and Torstar Corporation, as well as the Vice Chairman of NPS-Allelix Biopharmaceuticals Inc. Dr. Evans is also the Chairman of the Canada Foundation for Innovation. Dr. Evans was President of the University of Toronto from 1972 to 1978 and Director of the Population, Health and Nutrition Department of the World Bank from 1979 to 1983. He is past Chairman of the Rockefeller Foundation.

ERNIE EVES, Q.C., TRUSTEE: Mr. Eves is a Trustee of the Retirement REIT. Mr. Eves is-Vice Chairman and Senior Advisor of Credit Suisse First Boston Canada Inc. and Chair of the Ontario Olympic Sports and Waterfront Development Agency. Mr. Eves served as the Deputy Premier and Minister of Finance for the Province of Ontario from June 1995 to February 2001. Mr. Eves was first elected to the Ontario legislature in 1981 and was successfully re-elected five times.

GEORGE KUHL, VICE-CHAIRMAN AND TRUSTEE: Mr. Kuhl is the Vice-Chairman of the Board of Trustees and a Trustee of the Retirement REIT. He is also the President, Chief Operating Officer and a Director of GP. Among his responsibilities are overseeing and directing GP's operations. Mr. Kuhl has been the Vice Chairman of Vendorco since 1994. Mr. Kuhl is also a trustee of the Nursing REIT and the President of its operating companies. Mr. Kuhl has been involved in the long-term care industry since 1971 as an owner, developer and manager. In 1994, Mr. Kuhl negotiated the acquisition of Vendorco with equity financing provided by the Reichmann group.

BARRY REICHMANN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND TRUSTEE: Mr. Reichmann is the President, Chief Executive Officer and a Trustee of the Retirement REIT and is responsible for the Retirement REIT's overall strategy and business development. Mr. Reichmann has been the President and a director of Vendorco since 1994. Mr. Reichmann is also the President and a trustee of the Nursing REIT. Mr. Reichmann previously worked for Reichmann International Development Corporation, a family-owned property development and management company.

DEREK WATCHORN, TRUSTEE: Mr. Watchorn is a Trustee of the Retirement REIT. Mr. Watchorn is the Executive Director of TrizecHahn Plc responsible for implementation of project initiatives in Europe. Prior to joining TrizecHahn Plc, Mr. Watchorn was a senior partner of the law firm Davies, Ward & Beck in Toronto.

Key Management of the Retirement REIT and the Operator

Other than Barry Reichmann and Manfred Walt, there are no employees of the Retirement REIT. As part of the purchase of the Retirement Home Business by the Operator Subsidiary and the transfer of that business to the Operator on the wind-up of the Operator Subsidiary, all of the officers and employees employed in the Retirement Home Business will become employees of GP. Pursuant to the terms and conditions of the Limited Partnership Agreement establishing the Operator, the services of such officers and employees will be provided to the Operator by GP and GP is reimbursed by the Operator for the cost to it of providing such services to the limited partnership.

The following table sets forth the names, municipality of residence, position held with the Retirement REIT or GP and the current principal occupation of each of the members of key management of the Retirement REIT and GP:

Key Management of the Retirement REIT and the Operator

Name and Municipality of Residence	Age	Position with the Retirement REIT or GP	Current Principal Occupation
BARRY REICHMANN . . . Toronto, Ontario	34	President, Chief Executive Officer and a Trustee of the Retirement REIT	President and Chief Executive Officer of the Retirement REIT and President of the Nursing REIT

711

Name and Municipality of Residence	Age	Position with the Retirement REIT or GP	Current Principal Occupation
GEORGE KUHL . . . . Toronto, Ontario	52	Vice-Chairman and a Trustee of the Retirement REIT and President, Chief Operating Officer and a Director of GP	Vice-Chairman of the Retirement REIT and President and Chief Operating Officer of GP
LAWRENCE KOENIG . . . Toronto, Ontario	37	Senior Executive Vice President and a Director of GP	President of Developmentco and Senior Executive Vice President of GP
LILY GOODMAN . . . . . . Toronto, Ontario	46	Senior Executive Vice President of GP	Senior Executive Vice President of GP
MANFRED J. WALT . . . . Thornhill, Ontario	48	Executive Vice President and Chief Financial Officer of the Retirement REIT	Executive Vice President and Chief Financial Officer of the Retirement REIT
C. WILLIAM DILLANE . . Toronto, Ontario	48	Senior Vice President, Nursing Homes, of GP	Chief Operating Officer of the Nursing REIT and Vice President of its operating companies
ROD WILSON . . . . Burlington, Ontario	53	Senior Vice President, Marketing, of GP	Senior Vice President, Marketing, of GP
MICHAEL FRASER . . . . . Oakville, Ontario	40	Vice President, Finance and a Director of GP	Vice President, Finance of GP

Additional information regarding each of the members of senior management of the Retirement REIT and GP not described above is provided below.

LAWRENCE KOENIG, SENIOR EXECUTIVE VICE PRESIDENT AND A DIRECTOR OF GP: Mr. Koenig is Senior Executive Vice President and a Director of GP and President of Developmentco. His responsibilities with GP include business development within Canada. Mr. Koenig served as the Executive Vice President of Vendorco since 1998, prior to which he served in various senior positions within the company. Mr. Koenig is a director of Vendorco and various operating Subsidiaries of Vendorco. Prior to joining Vendorco, Mr. Koenig was involved in the ownership and management of multi-residential real estate through a family-owned company.

LILY GOODMAN, SENIOR EXECUTIVE VICE PRESIDENT OF GP: Mrs. Goodman is the Senior Executive Vice President of GP. Mrs. Goodman has been closely involved with geriatric healthcare since the late 1970's. She joined Vendorco in 1994 after ten years' experience working with George Kuhl and the Meadowcroft group and has held various senior positions with Vendorco. Mrs. Goodman is responsible for overseeing the operations of the Retirement REIT's Retirement Homes division and Central Health Services, the division which provides home health services. Mrs. Goodman is a Director of The Starlight Children's Foundation and is a past Director and Vice President of the Ontario Residential Care Association.

MANFRED J. WALT, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF THE RETIREMENT REIT: Mr. Walt is Executive Vice President and Chief Financial Officer of the Retirement REIT. Mr. Walt joined Vendorco in May 1998 and has been a director since October 1998. He was previously employed for 18 years with the Brascan Corporation and the Edper Group of Companies, a diversified natural resources, energy, merchant banking and real estate group. Mr. Walt is a Chartered Accountant. Mr. Walt is also a director of Oxford Automotive Inc., a private Tier I supplier to the automotive industry and is the Terry Fox Foundation representative on the board of the National Cancer Institute of Canada.

C. WILLIAM DILLANE, SENIOR VICE PRESIDENT, NURSING HOMES, OF GP: Mr. Dillane is Senior Vice President, Nursing Homes, of GP. Mr. Dillane is also the Chief Operating Officer of the Nursing REIT and Vice President of its operating companies. Mr. Dillane has served as a Vice President of Vendorco since 1994. Mr. Dillane has been employed in the health care industry since 1972 and is past President and Chairman of the Board of the Ontario Nursing Home Association.

Rod Wilson, Senior Vice President, Marketing, of GP: Mr. Wilson is Senior Vice President, Marketing, of GP. Mr. Wilson served as the Senior Vice President, Marketing, Corporate and Public Relations of Vendorco since March 1994. Mr. Wilson holds a Masters Degree in social work and had extensive experience in the healthcare and hospital sector prior to joining the Meadowcroft Group in 1990. Mr. Wilson held senior positions in three hospitals for 17 years before entering the long term care business.

Michael Fraser, Vice President, Finance, and Director of GP: Mr. Fraser is Vice President, Finance, and a director of GP. Mr. Fraser has been employed by Vendorco since 1990, occupying various senior positions in the financial management of the Vendorco Group. Prior to 1990, Mr. Fraser occupied various positions with KPMG and the Office of the Provincial Auditor. Mr. Fraser has a Masters of Business Administration degree and is a Chartered Accountant.

Corporate Governance

Mandate of the Board of Trustees

The board of trustees of the Retirement REIT assumes responsibility for: (i) participating in the development of a corporate strategic plan; (ii) identifying and managing business risks; (iii) ensuring the integrity and adequacy of the Retirement REIT's internal controls and management information systems; (iv) defining the roles and responsibilities of management of the Retirement REIT; (v) reviewing and approving the business and investment objectives to be met by management of the Retirement REIT; (vi) assessing the performance of management of the Retirement REIT and the performance of its Subsidiaries; (vii) succession planning; (viii) ensuring effective and adequate communication with the Retirement REIT's Unitholders and other stakeholders as well as the public at large; and (ix) establishing committees of the board of trustees, where required, and defining their mandate. One of the key functions of the board of trustees will be to determine which Development Properties the Retirement REIT should finance or acquire (see "Strategies for Achieving Growth — The Development Program").

Relationship of the Board of Trustees and Management

Following the Closing of this Offering, a majority of the members of the board of trustees of the Retirement REIT will be independent or "unrelated" trustees (as defined in The Toronto Stock Exchange Guidelines on Corporate Governance). The proposed board of trustees will be composed of four independent Trustees and three Trustees appointed by Vendorco.

The board of trustees of the Retirement REIT has in place appropriate structures and procedures to ensure that it can function independently of management, including the appointment of a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities. The chairman of the board of trustees of the Retirement REIT, William G. Davis, is an independent Trustee and the chairman's role and responsibilities will be clearly defined to include managing the affairs of the board of trustees of the Retirement REIT and, together with the Corporate Governance and Compensation Committee, monitoring its effectiveness.

The limits of management's responsibilities are clearly defined by the board of trustees of the Retirement REIT. This is accomplished both by specifically identifying the role and responsibilities of the Chief Executive Officer of the Retirement REIT and specifying that all material decisions relating to the business and operations of the Retirement REIT are to be made by the board of trustees or a committee thereof.

Committees

The board of trustees of the Retirement REIT will establish four committees: the Audit Committee, the Corporate Governance and Compensation Committee, the Distributions Committee and the Investment Committee. A majority of the members of all the committees other than the Distributions Committee will be independent Trustees.

Audit Committee

The Audit Committee's terms of reference will include reviewing the Retirement REIT's procedures for internal control with the Retirement REIT's auditors and Chief Financial Officer, as well as: (i) reviewing the engagement of the auditors; (ii) reviewing and recommending to the board of trustees for its approval annual (and quarterly, at the Committee's discretion) financial statements; (iii) assessing the Retirement REIT's financial and accounting personnel; and (iv) reviewing any significant transactions outside the Retirement REIT's ordinary course of business and all pending litigation involving the Retirement REIT.

Corporate Governance and Compensation Committee

In addition to reviewing the Retirement REIT's approach to corporate governance and generally having responsibility for the Retirement REIT's corporate governance, human resources and compensation policies, the Corporate Governance and Compensation Committee will have primary responsibility for: (i) assessing the effectiveness of the board of trustees and each of its committees; (ii) considering questions of management succession; (iii) participating in the recruitment and selection of candidates as Trustees of the Retirement REIT; (iv) considering and approving proposals by the Trustees of the Retirement REIT to engage outside advisers on behalf of the board of trustees as a whole or on behalf of the independent Trustees of the Retirement REIT; (v) administering the Retirement REIT's Option Plan; (vi) assessing the performance of the Chief Executive Officer of the Retirement REIT; (vii) reviewing and approving the compensation of senior management and consultants of the Retirement REIT and its Subsidiaries; and (viii) reviewing and making recommendations to the board concerning the level and nature of the compensation payable to Trustees of the Retirement REIT.

Distributions Committee

The Distributions Committee will comprise four Trustees, two of whom, including one independent Trustee, will approve distributions of the Retirement REIT (other than the final distribution for each calendar year). Two of the members of the Distributions Committee will be independent Trustees.

Investment Committee

The Investment Committee will recommend to the board of trustees of the Retirement REIT whether to approve or reject proposed transactions, including proposed acquisitions and dispositions of properties, borrowings (including the assumption or granting of any mortgage) by the Retirement REIT and the financing and acquisition of Development Properties. The Investment Committee will also be responsible for recommending the adoption of an environmental management program for the Retirement REIT and for supervising the Retirement REIT's compliance with and implementation of the environmental program.

Compensation Arrangements

Employment Agreements

Pursuant to an employment agreement to be entered into between George Kuhl and GP, Mr. Kuhl will be entitled to an annual base salary of $350,000. The bonus arrangement and salary increases will be solely at the discretion of the Corporate Governance and Compensation Committee of the Retirement REIT. The agreement will be renewable after five years. The agreement will provide for a termination payment, in certain circumstances, equal to Mr. Kuhl's then annual base salary multiplied by a factor of three.

Pursuant to an employment agreement to be entered into between Lily Goodman and GP, Mrs. Goodman will be entitled to an annual base salary of $300,000. The bonus arrangement and salary increases will be solely at the discretion of the Corporate Governance and Compensation Committee of the Retirement REIT. The agreement will be renewable after five years. The agreement will provide for a termination payment, in certain circumstances, equal to Mrs. Goodman's then annual base salary multiplied by a factor of three.

Pursuant to an employment agreement to be entered into between Rod Wilson and GP, Mr. Wilson will be entitled to an annual base salary of $275,000. The bonus arrangement and salary increases will be solely at the discretion of the Corporate Governance and Compensation Committee of the Retirement REIT. The

agreement will be renewable after five years. The agreement will provide for a termination payment, in certain circumstances, equal to Mr. Wilson's then annual base salary multiplied by a factor of two and one half.

Compensation of Trustees

Each proposed Trustee, none of whom is a salaried employee of the Retirement REIT or a director of its Subsidiaries, will be paid an annual fee of $15,000 and a fee of $1,000 per meeting of the board of trustees ($500 for a telephone meeting) of the Retirement REIT (or any committee thereof) other than the Distributions Committee, and will be reimbursed for his or her expenses in connection therewith. The Chairman of the board of trustees of the Retirement REIT, in addition to his compensation as a Trustee, will receive an annual fee of $15,000 and will be reimbursed for his expenses incurred in such capacity. The Chairman of each Committee will receive a retainer of $2,000 per annum.

Unit Option Plan

Prior to the completion of the Offering and subject to regulatory approval, the Retirement REIT adopted a unit option plan (the "Option Plan") to provide incentives to the Trustees and the directors, officers, employees and consultants of or retained by the Retirement REIT and/or its Subsidiaries. The maximum number of Units that will be issuable pursuant to the Option Plan will be set at a number of Units equal to 10% of the issued and outstanding Units less the maximum number of Units which may be issued under any other compensation arrangements, subject to certain adjustments in the event of the subdivision, consolidation or reclassification of the Units, the payment of distributions in kind or other equivalent changes to the capital of the Retirement REIT. On Closing, options to acquire approximately 5% of the Units will have been issued. Pursuant to the Option Plan and any other unit compensation arrangements, no more than 5% of the outstanding Units from time to time may be issued to any one insider and such insider's associates within any one year period.

Under the Option Plan, options ("Options") for the purchase of Units may be granted to Trustees and employees, officers, directors and consultants of or retained by the Retirement REIT and its Subsidiaries. In determining the number of Units subject to each Option, consideration will be given to the individual's present and potential contribution to the success of the Retirement REIT.

The terms, conditions and limitations of each Option granted under the Option Plan shall be determined by the Corporate Governance and Compensation Committee, subject to the rules of the TSE and any other applicable regulatory authority. The Corporate Governance and Compensation Committee may, from time to time in their discretion, grant Options to eligible persons at a fixed exercise price (the "Exercise Price"). The Corporate Governance and Compensation Committee also has the authority to grant Options at the Exercise Price. The Exercise Price of an Option shall not be less than the average of the daily average of the high and low board lot trading price of Units on the TSE for the five consecutive trading days immediately preceding the date of grant and Options shall be non-transferable except as set out below.

Unless otherwise determined by the Corporate Governance and Compensation Committee, each Option shall be exercisable for a maximum term of ten years, vest over a five-year period, with the first vesting on the first anniversary of the date of granting the Option, and shall be assignable by the holder thereof ("Participant") to (i) the Participant's spouse, (ii) a trust, at least one of the trustees or the trustee of which is the Participant and the beneficiaries of which are one or more of the Participant and the Participant's spouse and children, or (iii) a corporation controlled by the Participant or the Participant's spouse. Notwithstanding a permitted assignment under the Option Plan, an assigned Option for the purposes of applying the rules of the TSE, shall be deemed to be held by the Participant to whom it was originally granted. Units underlying options that are not exercised prior to expiration or are cancelled, are then available for subsequent option grants.

In the event that an Optionee ceases to be an eligible person under the Option Plan, all vested Options held by such Optionee will be exercisable for a period of 90 days following the date that such Optionee ceases to be an eligible person, after which such Options will terminate. All unvested Options held by any such Optionee will immediately terminate upon the Optionee ceasing to be an eligible person unless the Corporate Governance and Compensation Committee determines otherwise. In the case of the death of an Optionee, the heirs or representatives of the estate of the Optionee may continue to hold the Options.

Pursuant to the Option Plan, a Participant, rather than exercising an in-the-money Option, with the consent of the Retirement REIT, acting reasonably, may elect at any time to surrender his or her vested options for cancellation and receive an amount (the "Growth Amount") equal to the difference between the market price of the Unit underlying the Option and the Exercise Price of the Option, which Growth Amount, less any amounts required to be withheld, will be payable through the issuance by the Retirement REIT to the Participant of a number of Units calculated by dividing the Growth Amount by the market price of the underlying Units. The market price of the Units received shall be equal to (for purposes of calculating the number of such Units to be issued) the average of the daily average of the high and low board lot trading price of Units on the TSE for the five consecutive trading days immediately preceding the election.

It is proposed that, prior to Closing, subject to any required regulatory approval, options in respect of 155,000 Units will be issued to the independent Trustees, options in respect of 1,150,000 Units will be issued to executive officers of the Retirement REIT and GP, and options in respect of 617,000 Units will be issued to employees of GP and Vendorco/Developmentco under the Option Plan, in each case at an exercise price equal to the Offering Price.

Non-Competition Arrangements

General

At or prior to the Property Closing, Messrs. Paul Reichmann, George Kuhl, Barry Reichmann and Lawrence Koenig (the "Restricted Group") will enter into a non-competition agreement with the Retirement REIT which will restrict certain activities by them in the senior care and accommodation industry.

Scope and Term of Restrictions

The Restricted Group, so long as they are trustees, officers and/or employees of the Retirement REIT, the Operator, GP or Developmentco while the Development Agreement is in effect and for two years thereafter, and in any event for two years from Closing, will not compete, directly or indirectly, with the Retirement REIT in the operation and management of Retirement Homes in Canada and (provided the Retirement REIT or any of its Subsidiaries then own, operate or manage Retirement Homes in the State of Oregon) the State of Oregon other than in connection with (i) investments in entities based in the United States to be set out in the Non-Competition Agreement, (ii) Development Properties and Lease-Up Properties until such properties are acquired by the Retirement REIT or sold to third parties, (iii) investments of up to 33% (in aggregate for the Restricted Group) in any one or more entities or groups of related entities, (iv) for each member of the Restricted Group, up to three Retirement Homes in Canada and up to three Retirement Homes in Oregon, and (v) any other exception reasonably approved by the independent Trustees from time to time, having regard to whether the exception would result in the Restricted Group competing with existing Retirement Homes of the Retirement REIT and its Subsidiaries.

In addition, the Vendors will agree pursuant to the Non-Competition Agreement (i) to use all commercially reasonable efforts to dispose of (including by way of lease to a third party or retaining a third party manager) their remaining assets in the United States in an orderly manner over time; and (ii) if and when its remaining property in Thunder Bay, Ontario is converted or redeveloped into a Retirement Home, to provide the Retirement REIT with a right to purchase such property as though it were a Development Property under the Development Agreement. Vendorco will pay a management fee to the Operator for managing these assets until they are sold.

Employment Agreements

Certain officers and employees of the Operator will be required as a condition of their office or employment to enter into a covenant not to compete with the Retirement REIT and its Subsidiaries during the term of their employment and for one year thereafter.

Paul Reichmann is an internationally known financier and developer. He is the Chairman and Chief Executive Officer of Reichmann International Development Corporation, Reichmann International México, S.A. de C.V. and International Property Corporation and a trustee of the Nursing REIT. He was formerly a shareholder, director and executive vice president of Olympia & York Developments Limited which, in 1992, together with certain affiliates, made filings under the insolvency laws of Canada and other jurisdictions. In 1995, Mr. Reichmann led a group of investors which acquired the Canary Wharf Group and he has been the Executive Chairman of Canary Wharf Group plc since its initial public offering in 1999. Canary Wharf Group plc was listed on the London Stock Exchange in April 1999, was admitted to the FTSE 100 in October 2000, and currently has a market capitalization in excess of £3 billion.

Barry Reichmann has been CEO of Vendorco since 1994 and President of the Nursing REIT since its inception. George Kuhl, who has been President of the operating subsidiaries of the Nursing REIT since its inception, is a pioneer in the senior care and accommodation industry and has been a leader in the healthcare field as a developer, owner, operator and manager of Retirement Homes in Canada for 30 years. Lawrence Koenig has been a Vice President of Vendorco since 1994 and an Executive Vice President since 1998, and has been instrumental in Vendorco's development program.

Another U.S. acquisition was made by Ameripark QC Corporation ("Ameripark"), an indirect Subsidiary of Vendorco, of three boarding homes in the State of Washington. The Washington Department of Social and Health Services ("DSHS") alleged that there were deficiencies in resident care at two of these boarding homes, and Ameripark disputed DSHS' allegations. The parties reached a settlement under which Ameripark was permitted to retain ownership of the homes and voluntarily agreed to surrender the licenses of the three homes and to refrain from managing or operating boarding homes and adult family homes in Washington State for 20 years. In order to expedite the settlement, Barry Reichmann and George Kuhl agreed to be bound by similar undertakings and also agreed not to use either of Christian Mason, who manages the Oregon Properties through Sun Management Services Inc., or Lily Goodman, GP's Senior Executive Vice-President, as an employee, manager, consultant or advisor in any boarding home or adult family home in the State of Washington for such period. The settlement also provided for mutual releases between the parties. The three Washington homes have been leased to a third party operator and will not be acquired by the Retirement REIT. Vendorco has agreed to indemnify the Retirement REIT with respect to matters relating to the alleged deficiencies in resident care. Apart from this isolated incident in Washington State, Vendorco and its Subsidiaries have generally enjoyed excellent relations with nursing and retirement industry regulators in the jursidictions in which they have operated.

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

RENEWAL ANNUAL INFORMATION FORM

PURSUANT TO NATIONAL POLICY 47

May 12, 2000

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TABLE OF CONTENTS

	Page No.
THE TRUST	1
OVERVIEW	2
GENERAL DEVELOPMENT OF THE BUSINESS	2
OBJECTIVES OF THE TRUST	2
STRATEGY OF THE TRUST	3
PROPERTIES	4
DEVELOPMENT ACTIVITIES	6
THIRD PARTY MANAGEMENT	7
UNIONIZATION	7
THE INDUSTRY	7
DEMAND	8
Favourable Demand Demographics	8
SUPPLY	8
Decreasing Availability of Family Care	9
Cost Containment Pressures	9
COMPETITION	9
THE OPERATING COMPANIES	10
MANAGEMENT AGREEMENTS	10
CENTRAL PARK LODGES LTD	11
Business of Lodges	11
The Manager	12
MANAGEMENT OF THE TRUST	12
INVESTMENT GUIDELINES AND OPERATING POLICIES	15
Investment Guidelines	15
Operating Policies	17
Amendments to Investment Guidelines and Operating Policies	19
DISTRIBUTION POLICY	19
General	19
Computation of Distributable Cash for Distribution Purposes	19
Computation of Net Realized Capital Gains and Net Recapture Income	19
Distribution Reinvestment Plan	20
NON-COMPETITION ARRANGEMENTS	20
General	20
Scope of Restrictions	20
Terms of Restrictions	20
Employment Agreements	20
DECLARATION OF TRUST AND DESCRIPTION OF UNITS	21
General	21
Units	21
Purchases of Units	21
Take-over Bids	21
Meetings of Unitholders	21
Issuance of Units	22
Limitation on Non-Resident Ownership	22
Information and Reports	22
Amendments to Declaration of Trust	23
Term of the Trust and Sale of Substantially All Assets	24
UNITHOLDERS' RIGHTS PLAN	24
Term	25
Issue of Rights	25
Rights Exercise Privilege	25
Certificates and Transferability	25
Permitted Bid Requirements	25
Waiver and Redemption	26
Waiver of Inadvertent Flip-in Event	26
Portfolio Managers	26
Supplement and Amendments	26
Eligibility for Investment in Canada	26
General	27
RISK FACTORS	27
Liquidity and Price Fluctuation	27
Real Property Ownership and Lack of Diversification	27
Lack of Geographical Diversification	27
Debt Financing	27
Dependence on the Operating Companies	27
Unitholder Liability	28
Potential Conflicts of Interest	28
Canadian Government Regulation	28
U.S. Government Regulation	29
Changes in Legislation	29
Investment Eligibility	29
Dilution	29
Availability of Cash Flow	30
Tax Deferred Portion of Distributions	30
Uncertainty due to the Year 2000	30
Risks of Acquisition	30
Foreign Exchange Fluctuations	30
Development of Real Property	30
Seasonal Nature of Business	30
SELECTED CONSOLIDATED FINANCIAL DATA	31
SUMMARY	31
Quarterly Results	31
MANAGEMENT DISCUSSION AND ANALYSIS	32
MARKET FOR SECURITIES	32
TRUSTEES AND OFFICERS	32
Investment Committee	34
Audit Committee	34
Compensation and Governance Committee	35
Distributions Committee	35
Remuneration of Trustees	35
Unit Option Plan	35
Independent Trustee Matters	35
ADDITIONAL INFORMATION	36

717

RENEWAL ANNUAL INFORMATION FORM

(Information as at December 31, 1999 unless otherwise indicated)

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

THE TRUST

CPL Long Term Care Real Estate Investment Trust (the "Trust" or "CPL Reit") is an unincorporated closed-end investment trust which was created on February 20, 1997 by a declaration of trust (the "Declaration of Trust") and governed by the laws of the Province of Ontario. CPL Reit began operations on May 6, 1997. The Trust invests in real properties operated as long term care facilities (sometimes known as nursing home or skilled nursing facilities) in Canada and the United States. The head office of the Trust is located at 175 Bloor Street East, South Tower, 6th Floor, Toronto, Ontario, M4W 3R8. Unless the context requires otherwise, references in the annual information form to the Trust or CPL Reit include CPL Long Term Care Real Estate Investment Trust and its subsidiaries.

The following chart sets forth the material subsidiaries of the Trust as at March 1, 2000, their jurisdiction of incorporation, continuance or organization and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Trust. Those subsidiaries not included in the chart represent, in the aggregate, less than 30% of the total consolidated revenue and less than 30% of total consolidated assets of the Trust and no one subsidiary which is not listed has total assets which constitute more than 10% of the Trust's consolidated assets or total revenues which constitute more than 10% of the Trust's consolidated revenues.


CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST
100%
100%
100%
Versa-Care Limited (Ontario)
Central Care Corporation (Ontario)
CPL (Nominee) LLC (Delaware)
100%
100%
100%
100%
Preferred Care Corporation (Ontario)
3035003 Nova Scotia ULC (Nova Scotia)
3016307 Nova Scotia ULC (Nova Scotia)
3024940 Nova Scotia ULC (Nova Scotia)
100%
80%
CPL (Delaware) LLC (Delaware)
CPL Subacute LLC (Delaware)

OVERVIEW

CPL Reit is focused exclusively on the ownership and, through its subsidiaries, the operation of long-term care facilities. The Trust is the largest owner and, through its subsidiaries, the largest operator of long term care facilities in Canada with a growing presence in selected U.S. markets. It owns a total of 58 facilities in Canada containing 8,044 licensed beds and 20 facilities in the United States with 2,230 licensed beds. In addition, subsidiaries of the Trust manage eleven facilities in Canada for third parties.

GENERAL DEVELOPMENT OF THE BUSINESS

The Trust was created initially to acquire certain properties from Central Park Lodges Ltd. ("Lodges") upon completion of the initial public offering on May 6, 1997. The business of Lodges was originally established in 1961 (see "Central Park Lodges - Business of Lodges"). Central Care Corporation ("Central Care") became a wholly-owned subsidiary of the Trust on May 6, 1997. Central Care had commenced operations on April 24, 1997 upon the completion of the purchase of the long term care business carried on at the properties acquired by the Trust from Lodges which, at the time, consisted of 1,889 provincially licensed long term care beds and 191 retirement home beds and related assets.

On October 8, 1997, the Trust completed the acquisition of a portfolio of long term care facilities from, and the shares of, Versa-Care Limited ("Versa-Care"). Prior to being acquired, Versa-Care had operated for over 30 years in Ontario's long term care market. Pursuant to such acquisition, the Trust acquired, directly and indirectly, 29 properties with approximately 3,700 beds and through its subsidiaries began to manage an additional 1,600 beds. CPL Reit acquired two additional properties located in Ontario in 1997.

During 1998, the Trust completed the acquisition of nine long term care facilities in Canada with a resident capacity of 1,412. In addition, the Trust undertook its first acquisitions in the United States. On July 1, 1998, the Trust, through its indirect wholly-owned subsidiary CPL (Delaware) LLC ("CPL (Delaware)"), completed the purchase of two long term care facilities in the Seattle, Washington area, containing a total of 277 beds.

On March 31, 1999, the Trust acquired eleven properties of which seven are located in Vermont, one in New Hampshire, and three in Connecticut through CPL Subacute LLC ("Subacute"), a newly formed company. The Trust indirectly owns 80% of Subacute with the other 20% held by senior management of Subacute. In total, these facilities contain 1,354 licensed beds. Also in 1999, the Trust acquired three long term care facilities in British Columbia with a total of 354 beds, one in Manitoba with 86 beds, and one in Ontario with 150 beds.

Pursuant to awards made by the Ontario Ministry of Health and Long-Term Care, CPL Reit commenced operating interim long term care facilities in Ontario in 1999. In July of that year, it began to operate a 66 interim bed facility in Kitchener at facilities leased from the Grand River Hospital. These interim beds will be operated until CPL Reit completes its two new long term care facilities in Cambridge and Waterloo (see "Development").

On March 1, 2000, the Trust completed the acquisition of seven long term care facilities from Renaissance Healthcare Corporation and certain of its related subsidiaries ("Renaissance"). These facilities (three in New Jersey, two in Massachusetts, one in Virginia and one in Maryland) have a total resident capacity of 599. As a part of this acquisition, the management team of Renaissance has agreed to manage the facilities for a minimum of two years.

OBJECTIVES OF THE TRUST

The objectives of the Trust are to provide unitholders with stable and growing cash distributions, payable monthly and substantially tax deferred, and to maximize distributions and unit value through efficient management of the Trust's properties and through accretive acquisitions of additional facilities and operators. Any such acquisition is subject to specific investment guidelines and the operation of the Trust is subject to specific operating policies (see "Management of the Trust – Investment Guidelines and Operating Policies"). The businesses associated with the properties are carried on by the direct and indirect subsidiaries of the Trust which operate the long term care businesses of the Operating Companies (as hereinafter defined). The trustees of the Trust are responsible for the general control and direction of the Trust while the Advisor (as hereinafter defined) supervises the day-to-day management of the Trust.

Although the Trust qualifies as a "mutual fund trust" as defined in the *Income Tax Act* (Canada) (the "Tax Act"), the Trust does not have a provision for the redemption of units and is not a "mutual fund" as defined by applicable securities legislation.

STRATEGY OF THE TRUST

CPL Reit believes that increasing demand from an ageing population and limited new supply of facilities due to strict government regulation create the conditions for stable financial performance, while growth will be achieved through efficient management and a disciplined acquisition and development strategy. CPL Reit's long term vision for growth is based on developing strong regional operating groups and building a reputation based on an operating focus committed to the delivery of quality long term care services. CPL Reit's acquisition and development activities are aimed at growth in markets where it has already established or has the ability to establish a significant presence and is therefore able to build operational economies of scale. Regional markets are selected based on a variety of operating, market and funding parameters.

The Trust expects that it will continue its strategy of growth through the acquisition of additional long term care facilities in both Canada and the United States. The Trust expects that it will continue to have opportunities to acquire properties which will be accretive to cash flow and enable the Operating Companies and the Trust to increase cash flow to unitholders through improved management. The Trust also expects that these acquisitions will offer capital appreciation in the long term.

The Trust also expects to continue its growth by constructing the fifteen new facilities it was awarded in late 1998 by the Ontario government, and one new facility in Calgary that it was awarded by the Calgary Regional Health Authority (see "Development Activities"). The Trust also expects to benefit from future development opportunities in Ontario and elsewhere.

Attractive acquisitions of long term care facilities will continue to be pursued by CPL Reit to take advantage of the anticipated industry consolidation as operators of the long term care industry seek to achieve economies of scale and as government-operated facilities are privatized. Together, the Trust and Lodges have considerable experience in bringing management, operating, marketing and financial expertise to new acquisitions to enhance values. Their strategies include active cost management, redesign of programs and services, renovations and capital improvements and market positioning. These acquisition strategies assist in maximizing the amount of cash available to be distributed by the Trust ("Distributable Cash") and unit value.

The Trust has adopted a conservative approach to its borrowing policies and in general uses medium to long term fixed rate debt financing in Canada. Although long term care facilities in Canada which are purchased by the Trust are expected to qualify for Canada Mortgage & Housing Corporation ("CMHC") insured mortgages, a decision is made at the time of each purchase whether to finance with CMHC insured mortgages or conventional mortgages. In the United States, CPL Reit has been using mainly medium term floating rate debt. It anticipates moving to fixed rate financing as existing loans mature. To the extent that the trustees decide to seek additional capital, the Trust may raise such capital through the issue of additional units or, subject to its borrowing restrictions, debt financing.

The Trust believes that continued growth in size will be beneficial to unitholders. As the Trust grows through the acquisition of new properties and the issuance of additional units, the resulting increased capitalization of the Trust may provide unitholders with increased liquidity for their units. The continued growth of the Trust should also enable the Trust to realize economies of scale in respect of its administration costs. The Trust intends to continue to finance the acquisition of properties or groups of properties through the issuance of units where such issuances are not considered by the trustees to be dilutive to existing unitholders with respect to future distributions.

The Trust believes that long term care facility occupancy rates in Canada will remain high for the foreseeable future due to regulations restricting bed additions and services. New building permits are awarded only after a provincial government determines that there is a need for additional bed capacity. Over the last 25 years, the number of long term care facility beds in Canada has increased at a slower rate than the number of seniors. The Trust believes that in the future, age demographics and increasing life expectancy will add to the demand for long term care (see "The Industry").

The Trust will continue to look for acquisitions in the United States on a selective basis. Preferred operations will have a broad base of payor mix and limited local competition. Ideally, facilities will be geographically concentrated with strong regional management.

PROPERTIES

The following table summarizes certain aspects of the properties owned by the Trust (the "Properties") as at April 30, 2000.

		NUMBER OF BEDS	
PROPERTY	**ADDRESS**	**LONG TERM CARE**	**ASSISTED LIVING**
CANADA			
BRITISH COLUMBIA			
Holyrood Manor	22710 117th Avenue, Mapleridge	107	
Royal City Manor	77 Jamieson Court, New Westminster	151	
Arbutus Care Centre	4505 Valley Drive, Vancouver	160	
Lakeview Care Centre	3490 Porter Street, Vancouver	165	
Glenwarren	1230 Balmoral Road, Victoria	127	
James Bay Lodge	336 Simcoe Street, Victoria	208	
Sandringham Hospital	1650 Fort Street, Vancouver	85	
Capilano Care Centre	525 Clyde Avenue, West Vancouver	217	
ALBERTA			
Bow Crest Care Centre	5927 Bowness Road N.W., Calgary	150	
Mount Royal	1813 9th Street S.W., Calgary	123	
Jasper Place	8903 – 168th Street, Edmonton	100	
South Terrace	5905 – 112th Street, Edmonton	134	
Riverview	603 Prospects Drive S.W., Medicine Hat	158	
MANITOBA			
Valleyview	3015 Victoria Avenue, Brandon	89	
Beacon Hill Lodge	190 Fort Street, Winnipeg	175	
Charleswood Care Centre	5501 Roblin Blvd., Winnipeg	155	
Heritage Lodge	3555 Portage Avenue, Winnipeg	86	
Parkview Place	440 Edmonton Street, Winnipeg	277	
Poseidon Care Centre	70 Poseidon Bay, Winnipeg	218	
ONTARIO			
Blenheim Community Village	10 May Street, Blenheim	65	38
Riverbend Place	65 Coronation Blvd., Cambridge	53	92
Stoneridge Manor	256 High Street, Carleton Place	60	
Versa-Care Centre, Cornwall	201 – 11th Street E., Cornwall	118	
Sara-Vista Nursing Home	59 Simcoe Street, Elmvale	60	
Versa-Care, Iler Lodge	111 Iler Avenue, Essex	74	31
Kilean Lodge	83 Main Street E., Grimsby	50	
Maplecrest	85 Main Street, Grimsby	74	

PROPERTY	ADDRESS	NUMBER OF BEDS LONG TERM CARE	NUMBER OF BEDS ASSISTED LIVING
Versa-Care Centre, Hamilton	330 Main Street E., Hamilton	248	
Birchwood Terrace	237 Lakeview Drive, Kenora	96	
Pioneer Long Term Care Centre	3570A King St. E., 3rd Floor, Kitchener	66	
Forest Heights	60 Westheights Drive, Kitchener	240	
Versa-Care Centre, Lambeth	848 Gideon Dr., R.R. #32, London	139	
Versa-Care Elmwood Place	46 Elmwood Place W., London	78	20
Pinecrest Manor	399 Bob Street, Lucknow	61	
Versa-Care Centre, Markham	6824 Highway #7, Markham	50	
Fosterbrooke	330 King Street West, Newcastle	88	
Eagle Terrace	329 Eagle Street, Newmarket	70	
MacKenzie Place	52 George Street, Newmarket	93	
Oak Terrace	291 Mississaga St. W., Orillia	94	
Thorntonview	186 Thornton Road S., Oshawa	104	
Versa-Care Lodge, Ottawa	2330 Carling Avenue, Ottawa	326	
Versa-Care Maple View	1029 4th Avenue West, Owen Sound	29	
Versa-Care Summit Place	850 4th Street E., Owen Sound	119	81
Versa-Care Hallowell House	R.R. #1, Picton	93	
Dover Cliffs	501 St. George St., Port Dover	70	
Versa-Care Centre, Rexdale	95 Humber College Blvd., Rexdale	158	
West Side	1145 Albion Road, Rexdale	290	
Versa-Care Centre, St. Catharines	168 Scott Street, St. Catharines	200	
Vera-Care Centre, Sarnia	1464 Blackwell Road, Sarnia	100	
Sarsfield Colonial Home	2861 Colonial Road, Sarsfield	46	
Kennedy Lodge Nursing Home	1400 Kennedy Road, Scarborough	289	
Hillside Manor	R.R. #5, Stratford	90	
Versa-Care Place, Tecumseh	1400 Banwell Road, Tecumseh	141	
Versa-Care Centre, Thunder Bay	135 South Vickers Street, Thunder Bay	161	
Versa-Care Centre, Main Street	77 Main Street, Toronto	150	
Riverside Health Care Centre	6475 Wyandotte Street E., Windsor	66	
Versa-Care Windsor Place	350 Dougall Avenue, Windsor	244	
QUEBEC			
Residence du Parc	33 Argyle Avenue, St. Lambert	181	
UNITED STATES			
WASHINGTON			
Linden Grove	400 29th Street N.E., Puyallup	130	
Orchard Park	4755 South 48th Street, Tacoma	147	
VIRGINIA			
Iliff Nursing & Rehab Center	8000 Iliff Drive, Dunn Loring	117	
MARYLAND			
Fox Chase Rehabilitation & Nursing Center	2015 East West Highway, Silver Spring	78	
NEW JERSEY			
Park Manor Nursing Home	23 Park Place, Bloomfield	56	
Hamilton Plaza Nursing Center	56 Hamilton Avenue, Passaic	120	
Oakridge Rehabilitation & Nursing Center	261 Terhune Drive, Wayne Township	120	
VERMONT			
Rowan Court Health & Rehabilitation Center	378 Prospect Street, Barre	104	
Bennington Health & Rehabilitation Center	360 Dewey Street, Bennington	100	
Berlin Health & Rehabilitation Center	R.R. #3, Airport Road, Berlin	152	
Burlington Health & Rehabilitation Center	300 Pearl Street, Burlington	168	
Springfield Health & Rehabilitation Center	105 Chester Road, Springfield	102	
Redstone Villa Nursing Home	7 Forest Hills Drive, St. Albans	30	
St. Johnsbury Health & Rehabilitation Center	Hospital Drive, St. Johnsbury	110	
NEW HAMPSHIRE			
Rochester Manor	40 Whitehall Road, Rochester	108	
CONNECTICUT			
Subacute Centre of Bristol	23 Fair Street, Forestville		
Brook Hollow Health Care Center	55 Kondracki Lane, Wallingford	120	
Cedar Lane Rehabilitation & Health Care Center	128 Cedar Avenue, Waterbury	180	
MASSACHUSETTS			
Renaissance Manor on Cabot	279 Cabot Street, Holyoke	36	

PROPERTY	ADDRESS	NUMBER OF BEDS LONG TERM CARE	NUMBER OF BEDS ASSISTED LIVING
Renaissance Manor of Westfield	37 Feeding Hills Road, Westfield	72	

DEVELOPMENT ACTIVITIES

CPL Reit is currently in the planning and design stage for the development of fifteen new facilities in Ontario and one in Calgary, Alberta. Once completed, these facilities will accommodate 1,385 new residents in Ontario and 108 new residents in Calgary.

The new developments being undertaken by the Trust in Ontario are part of the first phase of a Province of Ontario program to add 20,000 new long term care beds by the end of 2006. This program will meet existing and projected demand, based on maintaining the ratio of long term care beds to senior citizens 75 years of age and older that existed in the Province in 1996. Prior to this initiative by the Province of Ontario, no new beds had been added for over a decade.

The first phase of the government program consists of 6,700 beds across the province. The following list sets out the details of the new beds CPL Reit has entered into development agreements with the Province to construct:

LOCATION	NUMBER OF BEDS
Nepean	114
Fenelon Falls	67
Richmond Hill	64
Maple	96
Ajax	110
Oshawa (addition)	50
Pickering	60
Cambridge	80
Waterloo	156
Ancaster	64
Stoney Creek	64
Oakville (I)	133
Oakville (II)	133
Burlington	144
Thunder Bay	50
TOTAL FACILITIES: 15 ... TOTAL BEDS:	1,385

In connection with the development of these new facilities, CPL Reit is planning on transferring some of the licensed beds from certain of its existing properties to the new developments. The Trust has acquired (or has entered into Agreements of Purchase and Sale) for land for fourteen of the above-listed facilities. It anticipates that a suitable site will be obtained for the remaining planned new facility shortly.

In the third quarter of 1999, CPL Reit entered into an agreement with the Calgary Regional Health Authority to construct and operate a new 108 bed facility in the City of Calgary. Planning and design activities for the 108 bed facility are underway and a site is under contract.

The sixteen new facilities are estimated to require an investment of approximately $170 million. As part of the development program in Ontario, the provincial government has agreed to provide additional funding in the amount of $10.35 per bed, per day for 20 years, whether the beds are occupied or not. This reimbursement will begin to be paid to the facility's developer once the facility is ready for occupancy. The Trust's new facilities are currently projected to be completed by the end of 2001. The Province of Ontario has also agreed to fund the operations of the facilities based on a 100% occupancy level during the first 60 days of operation irrespective of whether such beds are occupied or not.

Schematic design drawings have been completed for the majority of the projects in Ontario and have been submitted to the Ontario Ministry of Health and Long-Term Care for review. Working drawings and contract documents are now being prepared for many of these new facilities.

THIRD PARTY MANAGEMENT

With the acquisition of Versa-Care in October 1997, the Trust became involved in the management of long term care facilities for third parties. Currently, CPL Reit through Versa-Care provides management to eleven Ontario facilities with an aggregate of 1,329 licensed beds. Under the terms of the management agreements, CPL Reit is responsible for operating the facilities on a day-to-day basis and for carrying on all bookkeeping and financial reporting. Fees are earned generally based on a fixed percentage of gross revenues of the property managed.

The Trust believes that managing facilities for third parties could be a source for growth in the future as legislative changes in the Province of Ontario are implemented and as municipalities look for alternatives to owning and operating their own facilities themselves.

UNIONIZATION

The subsidiaries of CPL Reit employ approximately 11,000 personnel in both owned and managed facilities. Approximately 95% of the 8,000 employees in Canada are unionized. The vast majority of the Operating Companies' employees in the United States are non-unionized, which is consistent with the labour market conditions in the United States.

In most provinces in which the Properties are located there is a central bargaining process. While CPL Reit does not participate in this process, the settlements reached in this process set the standards for negotiations for non-participating operators such as the Trust.

THE INDUSTRY

Long term care facilities provide long term skilled nursing care and ancillary services to those seniors who may require more care than is readily available in their community setting, or for whom government supported long term care is more feasible than the private cost of a retirement home. Long term care facilities typically employ registered nurses, registered practical nurses and qualified health care aides to provide nursing and personal care and personal support services as required. Long term care facilities also employ recreational rehabilitators and social work professionals.

The retirement home facilities (also called "assisted living facilities") located within five of the Properties provide a range of services, from independent living to speciality care, while the long term care facilities generally provide services for seniors who require greater care, including long term skilled nursing and other care. Retirement home facilities generally do not require a licence to operate, and residents do not receive any provincial government subsidies.

The long term care industry in Canada and the United States is characterized by four features: (i) an increased demand for long term care beds; (ii) a restricted supply of these beds; (iii) a large number of single facility operators; and (iv) the potential privatization of government operated facilities. It is anticipated that these key attributes of the industry in Canada and the United States will ensure stable and growing cash flow.

DEMAND

CPL Reit's primary market is the accommodation and care of seniors who are 85 years of age or older. CPL Reit believes the industry in both Canada and the United States will continue to experience strong demand as the result of an ageing population and longer life expectancies (which is itself largely the result of ongoing advances in health care and changing life styles) and cost containment pressures on governments (see "Supply – Cost Containment Pressures").

Favourable Demand Demographics

The number of people 85 years of age or older is expected to grow significantly faster than the population as a whole, as can be seen in the projection shown below:


Five-Year Population Growth Rate
CANADA
40
30
20
10
0
%
32
25
22
5
4
3
2001
2006
2011
Total Population
Age 85 years+


Five-Year Population Growth Rate
U.S.
40
30
20
10
0
%
18
16
15
5
4
4
2001
2006
2011
Total Population
Age 85 years+

Source: Statistics Canada, U.S. Census Bureau

SUPPLY

In both Canada and in many states within the United States, there is a restricted supply of new long term care beds. Most provincial and state governments limit new supply to maintain the financial health of the industry. As well, maintaining a restricted supply enables governments who fund long term care to keep costs under control.

The shift towards awarding new developments and increasing the number of licensed beds by governments in the United States and Canada is in part due to the increasing demand for long term care (see "Development").

Most states in the United States regulate the approval of new beds through a Certificate of Need ("CON") regulatory process. In most United States jurisdictions, CONs are not issued unless the resident occupancy rate for long term care facilities in the region in which the new facility is proposed exceed 90%. Transfers of existing beds are not generally subject to the CON regulatory process in the United States.

Decreasing Availability of Family Care

CPL Reit believes that the growing number of two-income families and increased mobility of society are reducing the family's role as the traditional care givers for the elderly, making it necessary for seniors to seek alternate accommodations, care and service as they age.

Cost Containment Pressures

In response to rapidly rising demand for health care services and the impact of government "balanced budget" programs, governments in Canada and the U.S. have adopted cost containment measures that have encouraged reduced lengths of hospital stays. One measure adopted is encouraging a transfer of seniors from higher cost hospital beds to lower cost long term care facilities designed specifically for seniors. It is anticipated that long term care facilities will become more involved in the provision of transitional care, sub-acute and post-acute services in the foreseeable future.

COMPETITION

CPL Reit faces competition locally and regionally from other long term care providers. Nonetheless, the Trust believes that as a result of the localized nature of the long term care business, competition between facilities is low.

The Trust is the largest owner and, through its subsidiaries, is the largest operator of long term care facilities in Canada. In 1999, 74% of the Trust's consolidated revenues came from Canada. It has only one national competitor and a number of mid-sized local and regional competitors. The estimated size of the Canadian long term care market is approximately 180,000 beds of which approximately one third are "for-profit" facilities. Most of Canada's "for-profit" beds are owned and operated as single facilities or by small chains of two to four properties. Management believes that the following are the larger "for-profit" businesses in Canada:

Extendicare (Canada) Inc. (national)...	owns or operates 56 long term care facilities in Canada with 7,133 beds.
Royal Crest Lifecare Inc. (Ontario only)..	owns 11 long term care facilities with 1,750 beds.
Diversicare Canada Management Services Co. Inc. (Ontario only)..	operates 10 long term care facilities with 1,518 beds.
Leisureworld Inc. (Ontario only)..	owns 8 long term care facilities with 1,118 beds.
Omni Health Care Ltd. (Ontario only)...	owns 14 long term care facilities with 978 beds.
Caressant Care Nursing and Retirement Homes Limited (Ontario)	owns 12 long term facilities with 900 beds.
Metcap Living (Ontario)..	owns 9 long term care facilities with 800 beds.

In the United States there are a significant number of large multi-facility national and regional operators. It is estimated that there are 17,000 long term care facilities in the United States. Of this total, 67% are owned by commercial operators with the balance owned by non-profit groups and governments. Of the "for-profit" operators, over 80% of the long term care facilities are owned by chains.

There are over 40 publicly traded corporations and real estate investment trusts involved in the long term care business in the U.S. The following is a list of the ten largest non-governmental, "for profit" long term care operators in the United States:

	Number of Facilities	Total Beds
Beverly Enterprises	562	62,293
Mariner Post-Acute	416	49,656
NCR Manor Care	297	47,138
Sun Healthcare Group	397	44,941
Integrated Health Services	380	44,302

	Number of Facilities	Total Beds
Vencor	291	38,362
Genesis Health Ventures	258	35,016
Life Care Centers	201	26,989
Complete Care Services	192	22,748
Extendicare Health Services	246	21,718

The Trust, through its direct and indirect subsidiaries, has established a significant presence in selected markets in the United States. It is the largest owner/operator of long term care facilities in the state of Vermont and operates three facilities in each of Connecticut and New Jersey. The Trust has also established a small presence in the states of Washington, Massachusetts, Maryland, Virginia and New Hampshire.

THE OPERATING COMPANIES

Those directly and indirectly held subsidiaries of the Trust that are licensed as long term care or skilled nursing facilities (the "Operating Companies") deliver the nursing, personal and support services required to provide facility residents with quality personalized care. Regional directors monitor the daily performance of the facilities, while operational consultants from each of the major disciplines ensure that quality standards are met within budget. The central office provides accounting, budgeting, financial planning, labour relations, employee selection, training, construction planning and project management support. The regional directors and facility administrators typically have significant health care industry experience and many of them participate in government and industry committees and projects at each of the provincial, regional and municipal levels.

MANAGEMENT AGREEMENTS

Concurrently with Central Care's purchase of Lodges' long term care business, Central Care entered into a management agreement with Lodges whereby Lodges would provide certain management and administrative services to Central Care. Subsequently, each of the Operating Companies has entered into a management agreement whereby Lodges will provide the same services (on substantially similar terms) to the Operating Companies as under the management agreement between Central Care and Lodges. Lodges, as manager (the "Manager"), provides overall guidance and supervision of the management and administration of the facilities, compliance with all regulatory requirements, marketing and public relations, accounting and financial reporting, labour relations and group purchasing. Under these management agreements (the "Management Agreements"), the Operating Companies pay monthly management fees equal to 2.75% of their gross revenues subject to certain adjustments.

The Management Agreements have initial terms of five years and each of the Management Agreements will be automatically renewed for additional five year terms, subject to Lodges' consent, on the same terms subject to an adjustment of the management expense to the greater of 2.75% and the then current market rate. The Operating Companies may terminate the Management Agreements on six months' notice to the Manager with the approval of not less than two-thirds of the trustees who are independent of Lodges and two-thirds of the votes cast at a meeting of unitholders called for that purpose provided that, during the first ten years of each Management Agreement, the Operating Companies may not terminate for financial advantage. In addition, the Management Agreements may be terminated during their initial five year terms only if Lodges or its related parties (as defined therein) collectively own less than 852,045 units. On March 9, 2000, Lodges owned 2,901,574 units. Notwithstanding the foregoing, the Operating Companies may terminate the Management Agreements at any time on the occurrence of certain material events of default thereunder by the Manager, subject to certain cure periods.

Pursuant to the Management Agreements, Lodges provides the following services to the Operating Companies:

- overall guidance and supervision of the management of the facilities to facilitate proper resident care;
- the services of a senior operating executive with significant experience in the long term health care industry;
- assisting in the preparation and filing of all government reports;
- general supervision and direction to facilitate efficient management, maintenance and operation of the facilities;
- provision of marketing and public relations services to ensure proper positioning, consistent marketing images and to nurture and maintain relationships with key referral sources;
- maintaining, providing and arranging for all accounting, bookkeeping and record keeping for the facilities and providing financial reports and supervision in financial matters;
- preparation of cheques for accounts payable and maintenance and recording of this information to the general ledger;
- assisting with the preparation of the operating and capital budgets;
- retaining skilled or professional services from outside sources, to the extent deemed necessary;
- supervising or arranging for purchasing, including group purchasing to achieve economies of scale; and
- assisting with labour relations and related negotiations.

Each facility's cash flow is monitored daily by the Manager's head office finance department, including daily reporting of all collections of accounts receivable and outstanding balances. Detailed financial statements are prepared monthly with comparisons to prior periods and budgets.

Pursuant to the Management Agreement between Central Care and Lodges, Lodges licenses the trademarks "CPL" and "Central Park Lodges" to Central Care for the term of such Management Agreement. Central Care has, to the extent necessary, sublicensed the "CPL" trademark to the Trust. If such Management Agreement terminates before the termination or expiry of the Advisory Agreement (as defined below), the Advisor (as defined below) will license the same trademark directly to the Trust.

CENTRAL PARK LODGES LTD.

Business of Lodges

Lodges (the Manager and the Advisor) is a leading Canadian health care services company that provides quality assisted living, long term and home care services, primarily to seniors through the ownership, operation and management of long term care and assisted living facilities. In addition to the facilities of the Trust which it manages, Lodges owns and operates a network of 92 facilities. Through a wholly-owned subsidiary, Lodges offers home health care services through branches in four Canadian provinces. The majority of Lodges' operations are located in Ontario and Alberta.

The business of Lodges was originally established in 1961 by Granite Holdings of Canada Ltd., which operated a chain of privately owned nursing and retirement homes under its own name until 1969 when it was acquired by Trizec Corporation Ltd. ("Trizec"). Between 1969 and 1990, additional nursing and retirement properties were acquired. Centracare Health Services Ltd. ("CHS"), a wholly-owned subsidiary of Lodges, was established during this period to provide home care, institutional staffing and companion services to seniors, the disabled and the chronically ill. By the end of 1990, the business consisted of fourteen retirement homes and eleven long term care facilities located in five provinces across Canada, together with the home health care services business. In April 1994, C.P.L. Holdings Inc. ("Holdings"), a corporation owned as to 70%, directly or indirectly, by the families of Messrs. Paul Reichmann, Barry Reichmann and Lawrence Koenig and as to 30%, directly or indirectly, by the family of Mr. George Kuhl, entered into an agreement with Trizec to acquire all of the shares of Lodges. This transaction closed effective September 30, 1994. On October 4, 1997, Lodges amalgamated with Holdings and certain wholly-owned subsidiaries of Lodges. On September 29, 1998, Lodges established CPL Developments Inc. as a wholly-owned subsidiary to hold and develop its Canadian development properties. On October 1, 1998, Lodges amalgamated with certain other wholly-owned subsidiaries of Lodges.

Lodges used, and following the purchase by Central Care of the long term care business from Lodges, Central Care has continued to use CHS services in its long term care facilities at market rates.

The 92 facilities owned and operated by Lodges (in addition to the properties owned by the Trust for which Lodges acts as Manager), may serve as a potential source of referrals for the Operating Companies' long term care facilities. Many of Lodges' retirement homes are located in municipalities where the Operating Companies also have long term care facilities.

The Manager

Pursuant to the Management Agreements, the Operating Companies have the benefit of Lodges' senior management team which has extensive experience operating and managing long term care and retirement home facilities and a proven track record in the industry. Lodges believes that the depth and experience of its senior management team has been the foundation of its financial success to date.

Lodges has developed the infrastructure to support anticipated future expansion, development of standardized policies and practices, expansion of management information systems, staff training and education programs and staff recognition and retention systems which provide the Operating Companies with the benefits of economies of scale and efficiencies of operation.

Lodges provides management support services to the Operating Companies for each of their facilities and closely monitors the daily operations of each facility, including repair and maintenance work and specific resident and staffing matters. Each facility completes a daily report which details such matters as marketing, tours, inquiries, discharges, receivables, repairs and maintenance work and specific resident matters. Lodges has a marketing team which provides development of referral sources, analysis of marketing data and an integrated promotional program using a variety of media including its website at www.cplreit.com. Lodges believes that the continuous information flow enables it to consistently assess service quality, refine marketing activities and provide ongoing feedback and support to the Operating Companies.

Lodges also employs many experienced personnel in human resources, labour relations, interior design and finance. Human resources and labour relations are important aspects of the business, ensuring fair and consistent policies and procedures for staff at all levels. Lodges has an in-house labour relations specialist to ensure that where collective bargaining agreements are in place, such agreements are managed professionally.

MANAGEMENT OF THE TRUST

The operations of the Trust are subject to the control of the trustees. In addition, the Trust entered into an amended and restated advisory agreement dated October 8, 1997 (the "Advisory Agreement") with Lodges for provision of supervision of the day-to-day operations of the Trust. Among its other duties, Lodges, as advisor (the "Advisor"), is responsible for the following:

- advising the trustees on major decisions;

- providing the trustees and the investment committee of the board of trustees with information and advice relating to proposed acquisitions, dispositions and financing;

- advising as to arranging financing and raising capital for the Trust as required;

- providing advice and assistance on behalf of the Trust in connection with the Trust's dealings with investment dealers, institutions and investors regarding sales of securities of the Trust;

- conducting day-to-day relations on behalf of the Trust with other persons, including brokers, consultants, lenders, accountants, lawyers, appraisers, insurers, insurance agents and banks;

- supervising the maintenance of the books and financial records of the Trust;

- ensuring preparation of reports and other information required to be sent to unitholders of the Trust and other disclosure documents;

- ensuring that all calculations and determinations of all allocations, designations and elections are made in connection with the income and capital gains of the Trust for tax and accounting purposes;

- preparing all documentation relating to meetings of unitholders of the Trust;

- supervising the due diligence required in connection with proposed acquisitions and the completion of transactions;

- providing office space and equipment and the necessary clerical and secretarial personnel for the administration of the day-to-day affairs of the Trust; and

- supervising, on behalf of the Trust, the administration of the payment of interest and distributions from the Trust and supervising the processing and registration of subscriptions and transfers of units.

As a result of Lodges' extensive contacts and reputation in the senior care industry, Lodges, as Advisor, is able to identify for the Trust market opportunities to acquire long term care facilities at attractive prices. The Trust benefits from the Advisor's management experience and its position as a leading provider of quality senior health care services. Lodges provides its management expertise to newly acquired facilities to enhance values.

The Advisor conducts extensive market analysis, considering many factors and trends including the following:

- age demographics;
- income levels;
- existing long term care facilities;
- availability of existing facilities on attractive terms; and
- cost of new development.

Specific acquisition opportunities are evaluated based on a number of factors, including:

- construction quality, condition and design;
- physical compliance with provincial or state regulations;
- size of the facility;
- accessibility by air or ground transportation;
- reasonableness of union contracts;

- senior demographics of the area;
- ability to expand and/or reposition the facility;
- historic occupancy levels;
- current and projected cash flow;
- availability of economically viable financing;
- ability to increase revenues and reduce costs through improved management;
- occupancy levels and the provision of additional services; and
- replacement cost of the facility.

Pursuant to the Advisory Agreement, the Advisor is entitled to the following fees to be paid by the Trust and/or the Operating Companies, apportioned between the Trust and the Operating Companies based upon the relative value of the services performed on behalf of the Trust and each of the Operating Companies:

- an annual advisory expense, payable quarterly, one-half in units, equal to 0.35% of the adjusted cost base of the Trust's assets;

- an incentive fee, calculated and payable annually, equal to 15% of the amount, if any, by which the Distributable Cash (as defined in the Advisory Agreement) plus any net capital gains realized on the sale of any properties less any recapture income in any year (to the extent that such amount is not included in Distributable Cash) exceeds 10% of the average of the adjusted unitholders' equity for the twelve monthly periods prior to the calculation date. To the extent the 10% return to unitholders is unpaid with respect to any period, such unpaid amount shall be accumulated and carried forward, prorated for any partial periods, before any incentive fee becomes payable;

- an acquisition fee of 0.65% of the cost of any property purchased by the Trust or the Operating Companies (including any property of any entity acquired by them) from a party other than a related party of Lodges, payable on the closing of such purchase;

- a disposition fee of 0.25% of the total sale price of any property sold by the Trust or the Operating Companies to a party other than a related party of Lodges, payable on the closing of such sale; and

- a financing coordination fee of 0.25% of the principal amount of any financing or refinancing arranged for the Trust or the Operating Companies from a party other than a related party of Lodges (this fee does not apply to mortgages assumed by the Trust or the Operating Companies at the time of the acquisition of a new property).

In addition to the fees and expenses paid to the Advisor, the Trust is responsible for all of its expenses (other than expenses of the Advisor as set out in the advisory agreement), including the following:

(a) interest and other costs of borrowed money;

(b) fees and expenses of lawyers, accountants, auditors, appraisers and other agents or consultants employed by or on behalf of the Trust;

(c) fees and expenses of the trustees;

(d) fees and expenses connected with the acquisition, disposition and ownership of real property interests or mortgage loans or other property;

(e) insurance as considered necessary by the trustees;

(f) expenses in connection with payments of distributions on units;

(g) expenses in connection with communications to unitholders and the other bookkeeping and clerical work necessary in maintaining relations with unitholders;

(h) expenses of changing or terminating the Trust;

(i) fees and charges of transfer agents, registrars, indenture trustees and other trustees and custodians;

(j) all fees, expenses, taxes and other costs incurred in connection with the issuance, distribution, transfer and qualification for distribution to the public of the units and other required governmental filings; and

(k) all costs and expenses in connection with the incorporation, organization and maintenance of corporations formed to hold real property or other property of the Trust.

The Advisory Agreement has an initial term expiring on May 6, 2002 and will be automatically renewed for additional five year terms, subject to the Advisor's consent. The Trust may terminate the Advisory Agreement on six months' notice to the Advisor with the approval of not less than two-thirds of the trustees who are independent of Lodges and two-thirds of the votes cast at a meeting of unitholders called for that purpose provided that during the first ten years of the Advisory Agreement the Trust may not terminate the Advisory Agreement for financial advantage. In addition, the Advisory Agreement may be terminated during its initial term only if Lodges or its related parties collectively own less than 852,045 units (representing 10% of the units issued pursuant to the initial public offering). Notwithstanding the foregoing, the Trust may terminate the Advisory Agreement at any time on the occurrence of certain material events of default thereunder by the Advisor, subject to certain cure periods.

INVESTMENT GUIDELINES AND OPERATING POLICIES

Investment Guidelines

The Declaration of Trust provides for certain guidelines on investments which may be made CPL Long Term Care Real Estate Investment Trust. For the purposes of this heading and subheadings hereunder only, references to the Trust do not refer to the subsidiaries of CPL Long Term Care Real Estate Investment Trust. All capitalized terms used in the following Investment Guidelines and Operating Policies not otherwise defined herein are defined in the Declaration of Trust.

The assets of the Trust may be invested only in accordance with the following guidelines:

(a) the Trust's activities will be limited to the ownership (but not the operation) of existing long term care facilities (and long term care facilities which may contain retirement home facilities which cannot be separated) and all activities relating thereto, and such other investments and activities in the health care field as are consistent with the other investment guidelines of the Trust and approved by a majority of the trustees from time to time;

(b) all of the Trust's long term care facilities and other investments must be leased to a qualified operator;

(c) the Trust shall not make any investment or take any action that would result in units not being units of a "mutual fund trust" within the meaning of the Tax Act, that would result in units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, that would result in the Trust being liable under the Tax Act to pay tax as a result of holdings by the Trust of foreign property as defined in the Tax Act, that would result in units being foreign property for the purpose of the Tax Act or that would result in the Trust paying a tax under the registered investment provisions of the Tax Act for exceeding certain investment limits. Without limiting the foregoing the Trust shall not make any investment that would result in the aggregate cost amount of foreign property held by the Trust exceeding 20% of the aggregate cost amount of the Trust's property;

(d) the Trust may invest in a joint venture arrangement (but not a partnership) only if:

(i) the arrangement is one pursuant to which the Trust holds an interest in real property jointly or in common with others ("joint venturers") either directly or through the ownership of securities of a corporation or other entity (a "joint venture entity") as co-owners and not as partners;

(ii) the Trust's interest in the joint venture arrangement is not subject to any restriction on transfer, other than a right of first refusal, if any, in favour of the joint venturers;

(iii) the Trust has a right of first refusal to buy the interests of the other joint venturers;

(iv) the joint venture arrangement provides an appropriate buy-sell mechanism to enable one joint venturer either to purchase the other joint venturers' interests or to sell its interest;

(v) the joint venture arrangement provides that the liability of the Trust to third parties is several and not joint and several, provided however that, subject to any remedies each joint venturer may have against the other joint venturers, a joint venturer may be required to give up its interest in any particular property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property;

(vi) the joint venture arrangement permits, but does not require, the Trust or its designee to participate fully in the management thereof; and

(vii) the property owned by the joint venture entity is leased pursuant to a Lease to the Operating Company.

(e) except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, some or all of the receivables under any instalment receipt agreement of the Trust or in money market instruments of, or guaranteed by, a Schedule I Canadian chartered bank, in each case maturing prior to one year from the date of purchase of such securities by the Trust, the Trust may not hold securities other than securities of any other entity which owns and/or operates long term care facilities or of a joint venture entity or of an entity wholly-owned by the Trust;

(f) the Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(g) other than investments in the health care field which are consistent with the other investment guidelines of the Trust and approved by a majority of the trustees from time to time, the Trust shall not invest in specialty real estate other than long term care facility real properties (provided each such property is leased to a qualified operator), or acquire interests in general partnerships or limited partnerships;

(h) the Trust may invest in raw land only for the purposes of: (i) development of new long term care facility properties, provided it enters into an agreement with government or an agency of government respecting such development, or (ii) renovation or expansion of existing properties of the Trust;

(i) the Trust may invest in mortgages and mortgage bonds (including, with the consent of a majority of the trustees, a participating or convertible mortgage) where:

(i) the real property which is security therefor is a property which otherwise meets the investment guidelines of the Trust adopted by the trustees from time to time in accordance with the Declaration of Trust and the restrictions set out therein;

(ii) the amount of the mortgage loan is not in excess of 75% of the value of the property securing the mortgage;

(iii) the mortgage is a first mortgage registered on title to the real property which is security therefor; and

(iv) the aggregate value of the investments of the Trust in mortgages and mortgage bonds, after giving effect to the proposed investment, will not exceed 20% of Adjusted Unitholders' Equity; and

(j) the Trust may invest in mortgages and mortgage bonds (including, with the consent of a majority of the trustees, a participating or convertible mortgage) if the sole intention is to use the acquisition of the mortgages as a method of acquiring control of a property or a portfolio of properties and such property or properties would otherwise meet the investment guidelines of the Trust and provided the aggregate value of the investments of the Trust in mortgages and mortgage bonds (including the mortgages and mortgage bonds referred to under (i) above), after giving effect to the proposed investment, will not exceed 20% of Adjusted Unitholders' Equity.

Any references in the foregoing to investment in real property are deemed to include an investment in a joint venture arrangement.

Operating Policies

The Declaration of Trust provides that the operations and affairs of the Trust shall be conducted in accordance with the following policies:

(a) the Trust shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term "hedging" shall have the meaning ascribed thereto by National Policy No. 39 adopted by the Canadian Securities Administrators, as amended from time to time;

(b) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent the trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of the unitholders, any written instrument which is, in the judgment of the trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the trustees, unitholders, annuitants under a plan of which a unitholder acts as a trustee or carrier or agents of the Trust, but that only property of the Trust or a specific portion thereof shall be bound, provided that the Trust shall not be required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property;

(c) the Trust may not engage in construction or development of real property except: (i) new long term care properties, provided it enters into an agreement with government or an agency of government respecting such development; (ii) existing properties of the Trust for the purpose of renovation or expansion of such properties; (iii) for the purpose of maintaining real property of the Trust in good repair or enhancing the income producing ability of properties in which the Trust has an interest; and (iv) construction or development of new properties on real property adjacent to existing properties of the Trust;

(d) title to each real property shall be held by and registered in the name of the Trust, the trustees or in the name of a corporation or other entity wholly-owned by the Trust or jointly by the Trust with joint venturers;

(e) the Trust shall not incur or assume any Indebtedness under a mortgage registered against real property (other than a collateral mortgage on a property which secures Indebtedness under a mortgage on another property which complies with this subsection) unless, at the date of the proposed assumption or incurring of the Indebtedness, the aggregate of (i) the amount of all Indebtedness secured on such real property and (ii) the amount of additional indebtedness proposed to be assumed or incurred does not exceed 75% of the fair market value of such real property;

(f) neither the Trust nor any of its consolidated subsidiaries shall incur or assume any Indebtedness if, after giving effect to the incurring or assumption of the Indebtedness, the total Indebtedness of the Trust and its consolidated subsidiaries would be more than 70% of the Gross Book Value (which includes a maximum of 60% with respect to long term financing and a maximum of 10% with respect to other Indebtedness, which other Indebtedness, for greater certainty, shall not include the current portion of any long term financing or Indebtedness);

(g) the Trust shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except indebtedness assumed or incurred under a mortgage by a corporation or other entity (i) wholly-owned by the Trust or (ii) jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties, where such mortgage in the case of either (i) or (ii), if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out under the heading "Investment Guidelines and Operating Policies", and, where such mortgage is granted by a joint venture entity and such mortgage is subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity; provided, however, that the Trust may, directly or indirectly, guarantee the indebtedness or liabilities of any entity in which the Trust has an interest in connection with acquiring, holding, maintaining, improving, leasing or managing of any real property, that is capital property of the Trust;

(h) the Trust shall obtain an independent valuation of each property (other than raw land acquired from any person that is not a related party (within the meaning ascribed thereto in Ontario Securities Commission Policy 9.1) of the Trust or the Advisor) that it intends to acquire;

(i) the Trust shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties; and

(j) the Trust shall conduct a Phase I environmental audit of each real property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be conducted, the Trust shall conduct a Phase II environmental audit, in each case by an independent and experienced environmental consultant and, as a condition to any acquisition, such audit shall be satisfactory to the trustees.

Any references in the foregoing to investments in real property are deemed to include an investment in a joint venture.

Amendments to Investment Guidelines and Operating Policies

Pursuant to the Declaration of Trust, all of the investment guidelines set out under the heading "Investment Guidelines and Operating Policies - Investment Guidelines" and all of the operating policies set out under the heading "Investment Guidelines and Operating Policies - Operating Policies" may be amended only with the approval of 66 ⅔% of the votes cast by unitholders at a meeting of unitholders called for such purpose.

DISTRIBUTION POLICY

The following outlines the distribution policy of the Trust as contained in the Declaration of Trust. The distribution policy may be amended only with the approval by a majority of the votes cast at a meeting of unitholders.

General

It is the current intention of the Trust to distribute 100% of the Distributable Cash on an ongoing basis. The intended distribution of 100% of Distributable Cash represents approximately 97% of cash available since 50% of the advisory fee under the Advisory Agreement is payable to the Advisor in units.

The Declaration of Trust provides that the Trust shall make monthly cash distributions to unitholders, on each distribution date, of not less than 85% of the Distributable Cash of the Trust for the preceding calendar month. Unitholders are also entitled to receive a distribution on December 31 of each year of: (i) net capital gains realized in the year and net recapture income for the year; and (ii) any excess of the income of the Trust for the purposes of the Tax Act over distributions otherwise made for that year. Distributions shall be made in cash, subject to an election by unitholders to utilize the distribution reinvestment plan of the Trust. Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Cash for the prior periods is greater than or less than the trustees' estimates for the prior periods. Any distribution shall be made proportionately to persons who are unitholders on the record date for such distribution which shall be the 20th day of the month in which the distribution date falls, or if such date is not a business day then the next following business day, or such other date as is fixed by the trustees in accordance with the Declaration of Trust.

If the trustees are of the view that cash reserves should be provided for any ensuing period and determine that it would be in the best interests of the Trust, they may reduce for any period the percentage of Distributable Cash to be distributed to unitholders.

Computation of Distributable Cash for Distribution Purposes

The Distributable Cash of the Trust means net income determined in accordance with generally accepted accounting principles adjusted to equal the taxable income determined in accordance with the provisions of the Tax Act, subject to certain adjustments as set out in the Declaration of Trust, including that amortization of licences and goodwill and future income tax expense will be added back and future income tax recovery will be deducted and that capital gains and capital losses and non-capital losses will be excluded, net recapture income will be excluded and no deduction will be made for capital cost allowance, terminal losses, amortization of cumulative eligible capital or amortization of costs of issuing units. Distributable Cash so calculated may reflect any other adjustments determined by the trustees in their discretion and may be estimated whenever the actual amount has not been fully determined. Such estimates will be adjusted as of the subsequent distribution date when the amount of Distributable Cash has been fully determined.

Computation of Net Realized Capital Gains and Net Recapture Income

The net realized capital gains of the Trust for any year means the amount, if any, by which the capital gains of the Trust for the year exceeds the aggregate of the amount of any capital losses of the Trust for the year and the amount of any net capital losses of the Trust carried forward from a previous year to the extent not previously deducted from realized capital gains of the Trust. The net recapture income of the Trust for any year means the amount, if any, by which the amount required to be included in the income of the Trust for income tax purposes for such year in respect of recapture of capital cost allowance previously claimed by the Trust exceeds terminal losses realized by the Trust in the year.

Distribution Reinvestment Plan

The Trust has implemented a Distribution Reinvestment Plan pursuant to which resident Canadian unitholders may elect to have all their distributions of income of the Trust automatically reinvested in additional units at a price per unit calculated by reference to the current average of the closing price for a board lot of units on The Toronto Stock Exchange (the "TSE") for the five trading days immediately preceding the relevant distribution date. The Distribution Reinvestment Plan became available to unitholders in June 1998. In 1999, 4,154 units were issued pursuant to the Distribution Reinvestment Plan.

NON-COMPETITION ARRANGEMENTS

General

Lodges, Paul Reichmann and George Kuhl (collectively, the "Restricted Group") have entered into a non-competition agreement (the "Non-Competition Agreement") with the Trust which restricts certain activities by them in the long term care industry.

Scope of Restrictions

The Restricted Group will not own, operate or manage (other than on behalf of the Operating Companies pursuant to the Management Agreements) any long term care facilities in Canada other than one property. This property requires significant upgrading or relocation and will be offered to the Trust upon completion of such upgrading or relocation. However, each member of the Restricted Group is permitted to (i) acquire retirement home facilities which may contain ancillary long term care facilities which cannot be separated; and (ii) invest in an entity that does not primarily engage in the long term care business in Canada, provided that any long term care property or business in Canada owned by such entity is offered at fair market value to the Trust or the Operating Companies within 12 months of the date of acquisition by such member of the Restricted Group.

The above restrictions do not apply to George Kuhl with respect to certain non-controlling investments owned by him in certain entities specified in the Non-Competition Agreement, provided that Mr. Kuhl does not control such entities at any time.

Terms of Restrictions

The Non-Competition Agreement applies to Lodges for the longer of the term of the Management Agreements and the Advisory Agreement and any renewal or extension thereof and to each of Paul Reichmann and George Kuhl until the earlier of the date Mr. Reichmann or Mr. Kuhl, as the case may be, ceases to own any shares of Lodges and the longer of the term of the Management Agreements and the Advisory Agreement and any renewal or extension thereof.

Employment Agreements

Certain officers and employees of Central Care (including the chief operating officer of the Trust whose services are provided to the Trust pursuant to the one of the Management Agreements) have entered into a covenant not to compete with Central Care during the term of their employment. Mr. William Dillane is permitted to continue to provide management services to and own interests in certain properties to which he currently provides such services and in which he has such interests.

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

General

CPL Long Term Care Real Estate Investment Trust is an unincorporated trust created pursuant to the Declaration of Trust and governed by the laws of the Province of Ontario. For the purposes of this heading and subheadings hereunder only, references to the Trust do not refer to subsidiaries of CPL Long Term Care Real Estate Investment Trust.

Units

The beneficial interests in the Trust are divided into a single class of units. The aggregate number of units which the Trust may issue is unlimited. At December 31, 1999, there were 19,652,170 units outstanding. A further 1,093,733 units were issuable on the exercise of options granted under the unit option plan of the Trust (the "Unit Option Plan"). Units represent a unitholder's proportionate undivided beneficial interest in the Trust. No unit has any preference or priority over another. No unitholder has or is deemed to have any right of ownership in any of the assets of the Trust. Each unit confers the right to one vote at any meeting of unitholders and to participate pro rata in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units will be issued in registered form, will be fully paid and non-assessable when issued (unless issued on an instalment receipt basis) and are transferable. Issued and outstanding units may be subdivided or consolidated from time to time by the trustees without unitholder approval. No certificates for fractional units will be issued and fractional units will not entitle the holders thereof to vote.

Purchases of Units

The Trust may from time to time purchase units in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases will constitute an "issuer bid" under applicable Canadian securities legislation and must be conducted in accordance with the applicable requirements thereof. A unitholder does not have the right at any time to require the Trust to purchase such unitholder's units.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for units within the meaning of the *Securities Act* (Ontario) and not less than 90% of the units (other than units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the units held by unitholders who did not accept the offer either, at the election of each unitholder, on the terms offered by the offeror or at the fair value of such unitholder's units determined in accordance with the procedures set out in the Declaration of Trust.

Meetings of Unitholders

The Declaration of Trust provides that meetings of unitholders must be called and held for the election or removal of trustees (other than those appointed by the Advisor), the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described under "Amendments to Declaration of Trust"), the sale of the assets of the Trust as an entirety or substantially as an entirety other than as part of an internal reorganization of the assets of the Trust as approved by the trustees and the termination of the Trust. Meetings of unitholders will be called and held annually for the election of the trustees (other than those appointed by the Advisor) and the appointment of the auditors of the Trust.

A meeting of unitholders may be convened at any time and for any purpose by the trustees and must be convened, except in certain circumstances, if requisitioned in writing by the holders of not less than 10% of the units then outstanding. A requisition must state in reasonable detail the business proposed to be transacted at the meeting. Unitholders have the right to obtain a list of unitholders to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act.*

Unitholders may attend and vote at all meetings of the unitholders either in person or by proxy and a proxyholder need not be a unitholder.

Issuance of Units

The Trust may issue new units from time to time. Unitholders do not have any pre-emptive rights whereby additional units proposed to be issued are first offered to existing unitholders. In addition to units which may be issued pursuant to the Unit Option Plan, new units may be issued for cash through public offerings, through rights offerings to existing unitholders (i.e., in which unitholders receive rights to subscribe for new units in proportion to their existing holdings of the units, which rights may be exercised or sold to other investors) or through private placements (i.e., offerings to specific investors which are not made generally available to the public or existing unitholders). In certain instances, the Trust may also issue new units as consideration for the acquisition of new properties or assets. The price or the value of the consideration for which units may be issued will be determined by the trustees, generally in consultation with investment dealers or brokers who may act as underwriters or agents in connection with offerings of units.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49% of the units and the trustees shall inform the transfer agent and registrar of this restriction. The transfer agent and registrar may require declarations as to the jurisdictions in which beneficial owners of units are resident. If the transfer agent and registrar become aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent and registrar may make a public announcement thereof and shall not accept a subscription for units from or issue or register a transfer of units to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the transfer agent and registrar determines that more than 49% of the units are held by non-residents, the transfer agent and registrar may send a notice to non-resident holders of units, chosen in inverse order to the order of acquisition or registration or in such manner as the transfer agent and registrar may consider equitable and practicable, requiring them to sell their units or a portion thereof within a specified period of not less than 60 days. If the unitholders receiving such notice have not sold the specified number of units or provided the transfer agent and registrar with satisfactory evidence that they are not non-residents within such period, the transfer agent and registrar may, on behalf of such unitholders, sell such units and, in the interim, shall suspend the voting and distribution rights attached to such units. Upon such sale the affected holders shall cease to be holders of units and their rights shall be limited to receiving the net proceeds of the sale of units upon the surrender of the certificate or certificates representing such units.

Information and Reports

The Trust furnishes to unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms required for the completion of unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of unitholders, the trustees will provide the unitholders (along with notice of such meeting) information similar to that required to be provided to shareholders of a public corporation governed by the *Canada Business Corporations Act.*

Amendments to Declaration of Trust

The Declaration of Trust may be amended or altered from time to time. Certain amendments (including termination of the Trust) require approval by at least two-thirds of the votes cast at a meeting of the unitholders called for such purpose. Other amendments to the Declaration of Trust require approval by a majority of the votes cast at a meeting of the unitholders called for such purpose.

The trustees may, without the approval of the unitholders, make certain amendments to the Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the trustees or over the Trust, its status as a "mutual fund trust" and a "registered investment" under the Tax Act or the distribution of units;
- which, in the opinion of the trustees, provide additional protection for the unitholders;
- to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of trustees, necessary or desirable and not prejudicial to the unitholders;
- which, in the opinion of the trustees, are necessary or desirable as a result of changes in taxation laws; and
- for any purpose (except one in respect of which a unitholder vote is specifically otherwise required) if the trustees are of the opinion that the amendment is not prejudicial to the unitholders and is necessary or desirable.

The following amendments have been made to the Declaration of Trust:

Date	Substance of Amendment
September 3, 1997	- To change the Distribution Date of the Trust to on or about the first day of each month (other than January) and December 31 in each calendar year.
September 25, 1997	- To provide that references to the Advisory Agreement include any amendments, supplements and amendments and restatements of the Advisory Agreement from time to time.
	To include all instalment receipts and instalment receipt agreements described in any prospectus filed by the Trust as Instalment Receipts and Instalment Receipt Agreements for the purposes of the Declaration of Trust.
	To recognize any agreement entered into between Central Park Lodges Ltd. and the operator of a long term care facility owned by the Trust as a Management Agreement under the terms of the Declaration of Trust.
	To clarify the circumstances under which the Trust may guarantee obligations of a third party under a mortgage pursuant to section 4.2(g) of the Declaration of Trust.
	To clarify that no amendment or amendment and restatement of the Declaration of Trust is to be construed as a termination of the Trust.
December 29, 1997	- To recognize Central Care Corporation, Versa-Care Limited, Preferred Care Corporation or any other corporation or entity which operates long term care facility properties owned by the Trust as Operators under the terms of the Declaration of Trust.

Date	Substance of Amendment
April 14, 1998	- To change: (i) the record date for distributions to the twentieth day of the month in which the applicable Distribution Date falls or if such day is not a business day then the next following business day or such other date as is fixed by the trustees in accordance with the provisions of the Declaration of Trust; and (ii) the Distribution Date to on or about the last day of each month in each calendar year.
May 25, 1998	- To remove the restriction which limits the Trust's ownership of existing long term care facilities to Canada. To change the constraints applicable to the investment by and debt of the Trust.
January 14, 1999	- To modify the investment guidelines and operating policies of the Trust to permit the Trust itself to develop long term care facility properties, provided it enters into an agreement with government or an agency of government respecting such development.
April 26, 1999	- To permit the Trust to guarantee the indebtedness or liabilities of third parties in connection with the purchase, sale or lease of real property. - To remove the obligations of the Trust to conduct an independent valuation of raw land it proposes to buy otherwise in accordance with the other investment guidelines and operating policies contained in the Declaration of Trust.
March 9, 2000	- To clarify that the current portion of long term financing shall be treated as long term financing.

Term of the Trust and Sale of Substantially All Assets

The Trust has been established for an indefinite term. Pursuant to the Declaration of Trust, termination of the Trust or the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Trust as approved by the trustees) requires approval by at least two-thirds of the votes cast at a meeting of the unitholders.

UNITHOLDERS' RIGHTS PLAN

Effective May 6, 1997, the Trust established a unitholders' rights plan (the "Rights Plan"). The Rights Plan uses the mechanism of the Permitted Bid (as hereinafter described) to ensure that a person seeking control of the Trust gives unitholders and the trustees sufficient time to evaluate the bid, negotiate with the initial bidder and encourage competing bids to emerge. The purpose of the Rights Plan is to protect unitholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions or else such bidders are subject to the dilutive features of the Rights Plan. Generally, to qualify as a Permitted Bid, a bid must be made to all unitholders and must be open for sixty days after the bid is made. If more than 50% of the units held by Independent unitholders (as hereinafter defined) are deposited or tendered to the bid and not withdrawn, the bidder may take up and pay for such units. The take-over bid must then be extended for a further period of ten days on the same terms to allow those unitholders who did not initially tender their units to tender to the take-over bid if they so choose. Thus, there is no coercion to tender during the initial 60-day period because the bid must be open for acceptance for at least ten days after the expiry of the initial tender period. The Rights Plan likely makes it impractical for any person to acquire more than 20% of the outstanding units without the approval of the trustees except pursuant to the Permitted Bid procedures or pursuant to certain other exemptions outlined below. Management believes that the Rights Plan taken as a whole should not be an unreasonable obstacle to a serious bidder willing to make a bona fide and financially fair offer open to all unitholders.

The terms of the Rights Plan take account of concerns expressed by institutional investors with respect to certain of the provisions of such plans. The provisions of the plan relating to portfolio managers are designed to prevent the triggering of the plan by virtue of the customary activities of such persons (see "Portfolio Managers" below).

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan.

Term

The term of the Rights Plan will be five years, subject to reconfirmation by unitholders at the first annual meeting of the unitholders of the Trust following the third anniversary date of the effective date of the Rights Plan, being May 6, 1997 (the "Effective Date").

Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each outstanding unit of the Trust. One Right will also attach to any subsequently issued units. The initial exercise price of the Rights is $100 (the "Exercise Price"), subject to appropriate anti-dilution adjustments. If a Flip-in Event (as defined below) occurs, each Right will entitle the registered holder thereof to receive, upon payment of the Exercise Price, units or securities of another entity, subject to certain anti-dilution adjustments.

Rights Exercise Privilege

The Rights will separate from the units to which they are attached and will become exercisable at the time (the "Separation Time") that is ten trading days after the earlier of (i) a person having acquired, or (ii) the commencement or announcement date or such later date as may be determined by the trustees in respect of a take-over bid to acquire, 20% or more of the units of the Trust, other than by an acquisition pursuant to a Permitted Bid.

The acquisition by a person (an "Acquiring Person"), including others acting in concert, of 20% or more of the units of the Trust, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Trust or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase, for example, units with a total market value of $200, on payment of $100 (i.e. at a 50% discount).

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached units, however, reported earnings per unit on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights following the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for units. Prior to the Separation Time, Rights are not transferable separately from the attached units. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the units.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

(a) The take-over bid must be made by way of a take-over bid circular.

(b) The take-over bid must be made to all holders of units, other than the bidder.

(c) The take-over bid must not permit units tendered pursuant to the take-over bid to be taken up prior to the expiry of a period (which can be no shorter than 60 days) and then only if at such time more than 50% of the units held by unitholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the "Independent Unitholders") have been tendered pursuant to the take-over bid and not withdrawn.

(d) If more than 50% of the units held by Independent Unitholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of units for an additional 10 business days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, provided it is outstanding for a minimum period of 21 days, it may expire on the same date as the Permitted Bid.

Waiver and Redemption

The trustees may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event that would result from a take-over bid made by way of a take-over bid circular to all holders of units. At any time prior to the occurrence of a Flip-in Event, the trustees may, at their option, redeem all, but not less than all, of the outstanding Rights at a price of $0.001 each.

Waiver of Inadvertent Flip-in Event

The trustees may, prior to the close of business on the tenth day after a person has become an Acquiring Person, waive the application of the Rights Plan to an inadvertent Flip-in Event, provided such person is not an Acquiring Person at the time of the grant of the waiver.

Portfolio Managers

The provisions of the Rights Plan relating to portfolio managers are designed to prevent the occurrence of a Flip-in Event solely by virtue of the customary activities of such managers including trust companies and other persons where a substantial portion of the ordinary business of such person is the management of funds for unaffiliated investors, so long as any such person does not propose to make a take-over bid either alone or jointly with others.

Supplement and Amendments

The Trust is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of changes in the law or any regulation.

Eligibility for Investment in Canada

Provided that the Trust remains a mutual fund trust for purposes of the Tax Act at all material times, the Rights will each be qualified investments under the Tax Act for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans. The issue of Rights will not affect the status under the Tax Act of units for such purposes nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

General

Until a Right is exercised, the holders thereof, as such, will have no rights as unitholders.

RISK FACTORS

There are certain risks inherent in an investment in the units and in the activities of the Trust, including the following, which investors should carefully consider before investing in units.

Liquidity and Price Fluctuation

The Trust is an unincorporated "closed-end" investment trust and its units are listed on the TSE. There can be no assurance that an active trading market in the units of the Trust will be sustained.

A publicly traded real estate investment trust will not necessarily trade at values determined solely by reference to the underlying value of its assets. Accordingly, the units may trade at a premium or a discount to such values.

One of the factors that may influence the market price of the units is the annual yield on the units. Accordingly, an increase in market interest rates may lead purchasers of units to demand a higher annual yield which could adversely affect the market price of the units. In addition, the market price for the units may be affected by changes in general market conditions, fluctuations in the markets for equity securities and numerous other factors beyond the control of the Trust.

Real Property Ownership and Lack of Diversification

All real estate investments are subject to a degree of risk. Such investments are affected by general economic conditions, such as the availability of mortgage funds and local conditions, including the oversupply of competitive properties. Real property equity investments are relatively illiquid. This illiquidity will tend to limit the ability of the Trust to respond to changing economic or investment conditions. By specializing in one segment of the real estate industry, the Trust is exposed to adverse effects on the industry and does not benefit from a diversification of its portfolio by type of property.

Lack of Geographical Diversification

Although the Trust has become more geographically diverse in the past year, especially through its expansion in the United States, at December 31, 1999, 51% of the Trust's beds were in Ontario. Based upon current revenue, the Trust will derive approximately 45% of its revenue from the facilities located in Ontario. The Trust's mandate is to become a leading health care services provider across North America. The Trust will continue to explore potential acquisitions and opportunities in the health care sector as it evolves.

Debt Financing

The Trust is subject to the risks associated with debt financing, including the risk that existing mortgage indebtedness secured by the Properties may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of existing indebtedness.

Dependence on the Operating Companies

Because many of the Trust's real properties are leased to the Operating Companies pursuant to the terms of certain leases (the "Leases"), the Trust is exposed to adverse impact on the business and affairs of each Operating Company, its management and financial strength, and its ability to operate its business profitably. In addition, in order to maintain its status as a "mutual fund trust" under the Tax Act, the Trust cannot carry on an active business and is limited in the types of investments it may make. The Declaration of Trust contains restrictions to this effect.

Accordingly, the Trust cannot alter the terms of the Leases so as to carry on an active business and if the Trust elects to terminate the Leases pursuant to their terms it must enter into leases of the Properties with another qualified long term care operator. There can be no assurance that in such event the new lease terms will be as favourable to the Trust as those under the Leases.

Unitholder Liability

Recourse for any liability of the Trust is intended to be limited to the assets of the Trust. The Declaration of Trust provides that no unitholder or annuitant under a plan of which a unitholder acts as trustee or carrier (an "annuitant") will be held to have any personal liability as such, and that no resort shall be had to the private property of any unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the trustees.

Because of uncertainties in the law relating to investments trusts, there is a risk (which is considered by counsel to the Trust to be remote in the circumstances) that a unitholder or annuitant could be held personally liable for obligations of the Trust (to the extent that claims are not satisfied by the Trust) in respect of contracts which the Trust enters into and for certain liabilities arising other than out of contract including claims in tort, claims for taxes and possibly certain other statutory liabilities. The trustees intend to cause the Trust's operations to be conducted in such a way as to minimize any such risk, including by obtaining appropriate insurance and, where feasible, attempting to have every material written contract or commitment of the Trust contain an express disavowal of liability against the unitholders (which in the opinion of counsel to the Trust will be effective).

Potential Conflicts of Interest

The Trust may be subject to various conflicts of interest because of the fact that each of Lodges, the Advisor and the Manager is engaged in other health care businesses. The Trust has entered into the Non-Competition Agreement with certain parties which addresses certain conflicts of interest. See "Non-Competition Arrangements".

The trustees may from time to time in their individual capacities deal with parties with whom the Trust may be dealing, or may be seeking investments similar to those desired by the Trust. The Declaration of Trust contains conflict of interest provisions requiring the trustees to disclose material interests in material contracts and transactions and to refrain from voting thereon.

Any decisions regarding the enforcement by the Trust of the terms of any agreement entered into by the Trust with a trustee who is not an Independent Trustee (as hereinafter defined), with the Advisor or the Manager may be made by a majority of the Independent Trustees. See "Trustees and Officers - Independent Trustee Matters."

Canadian Government Regulation

Long term care licences and government service contracts are required to be renewed annually and do not represent any guarantee of continued operation beyond the term of the licence or contract. While it is possible for authorities to revoke a licence or cancel a service contract due to inadequate performance by the Operating Companies, such actions are rare in Canada and would typically be preceded by a series of warnings, notices and other sanctions. None of the Operating Companies has ever had such a licence or service contract revoked. While each of the Operating Companies will endeavour to comply with all regulatory requirements in its long term care facilities, it is not unusual for stringent inspection procedures to identify deficiencies in operations. Every effort will be made to correct problem areas which have been legitimately identified.

The provincial regulation of long term care facilities includes the control of long term care fees and the subsidization of long term care facility residents. There can be no assurance that the current level of such fees and subsidies will be continued. In 1999, in excess of 30% of consolidated revenues came from fees and subsidies paid by the Province of Ontario. A reduction of such fees or subsidies would have an impact upon the value of the Trust's properties and, potentially, the ability of the Operating Companies to pay rent under the Leases.

Environmental and ecological legislation and policies have become increasingly important in recent years. Under various laws, the Trust could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially result in claims against the owner by private plaintiffs. Notwithstanding the above, the Trust is not aware of any material non-compliance, liability or other claim in connection with any of the Properties, nor is the Trust aware of any environmental condition with respect to any of the Properties that it believes would involve material expenditure by the Trust. It is the Trust's operating policy to obtain a Phase I environmental assessment, conducted by an independent and experienced environmental consultant, prior to acquiring a property.

U.S. Government Regulation

A significant percentage of the revenues derived from the U.S. centres owned by the Trust and its direct and indirect subsidiaries are from the Medicare and Medicaid programs which are the subject of extensive and frequently changing laws and regulations. In addition, these U.S. centres are subject to other extensive and frequently changing federal, state and local regulation. New laws and regulations are adopted periodically to regulate new and existing products and services in the health care industry. Changes in laws or regulations or new interpretations of existing laws and regulations can have a dramatic effect on operating methods, costs and reimbursement amounts provided by government and other third party payors. Although the Trust and its subsidiaries intend to comply with all applicable federal, state and local laws, there can be no assurance that administrative or judicial interpretation of existing laws or regulations or enactments of new laws or regulations will not have a material adverse effect on the Trust's U.S. businesses.

The Trust and its subsidiaries are subject to state laws governing Medicare and Medicaid reimbursement, professional training, certificates of need, licenses, financial relationships with physicians and the dispensing of and storage of pharmaceuticals. The facilities operated by the Trust and it subsidiaries in the U.S. must comply with all applicable laws, regulations and licensing standards. There can be no assurance that federal, state or local governments will not change existing standards or impose additional standards. Any failure to comply with the existing or future standards could have a material adverse effect on the Trust's results of operations, financial condition or prospects.

Changes in Legislation

Health care regulation in Canada is undergoing significant changes. There can be no assurance that the current regulatory environment will continue and future changes may adversely impact upon the value of the Trust's assets.

There can be no assurance that income tax laws and the treatment of mutual fund trusts will not be changed in a manner which adversely affects unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds.

Investment Eligibility

The Trust will endeavour to ensure that the units continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Dilution

The number of units the Trust is authorized to issue is unlimited. The trustees have the discretion to issue additional units from time to time, including under the Unit Option Plan. Any issuance of units may have a dilutive effect on the purchasers of units offered hereby.

Availability of Cash Flow

Distributable Cash may exceed actual cash available to the Trust from time to time because of items such as principal repayments and capital expenditures. The Trust may be required to use part of its debt capacity or to reduce distributions in order to accommodate such items. The Trust anticipates temporarily funding such items through surplus cash generated through working capital and may arrange an operating line of credit.

Tax Deferred Portion of Distributions

The extent to which distributions will be tax deferred in the future will depend on the extent that the Trust can shelter its taxable income by claiming capital cost allowance.

Uncertainty due to the Year 2000

Uncertainty due to the year 2000 arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of this uncertainty that may affect the Trust (including those related to customers, suppliers, or other third parties) have been resolved.

Risks of Acquisition

Where the Trust acquires an operator which has an existing management team, the success of such an acquisition may depend on the Trust's ability to retain this team and to add new personnel as required.

Foreign Exchange Fluctuations

A portion of the Properties are located in the United States and therefore, the Trust is subject to foreign currency fluctuations which may, from time to time, have an impact upon its financial position and results.

Development of Real Property

The Trust is permitted by the Declaration of Trust to develop real property pursuant to a government-funded award. There can be no assurance that this development activity will proceed on time or on budget, or that there will be demand for the completed facilities once they are ready to be occupied.

Seasonal Nature of Business

The Trust's operating business is subject to seasonal variations in cash flow. During the winter months, occupancies and hence revenues have historically been slightly lower. Additionally, increases in funding from the various governments who subsidize the residents' costs are made typically in the first quarter of the year. Finally, both utility and labour costs tend to be higher in the winter months.

SELECTED CONSOLIDATED FINANCIAL DATA

SUMMARY

	Year Ended December 31, 1997 (audited)	Year Ended December 31, 1998 (audited)	Year Ended December 31, 1999 (audited)
	(in thousands, except per unit information)		
Statement of Income			
Total Revenues	$82,126	$264,418	$392,819
Income from operations	$12,903	$43,394	$60,627
Mortgage Interest expense	$5,263	$16,911	$26,195
Depreciation and Amortization	$3,429	$12,020	$16,662
Net Income for the period	$4,049	$11,183	$12,660
Per Unit			
Net Income for the period	$0.34	$0.70	$0.65
Net Income for the period (fully diluted)	$0.34	$0.70	$0.65
Distributions paid	$0.57	$1.44	$1.62

	Year Ended December 31, 1997 (audited)	Year Ended December 31, 1998 (audited)	Year Ended December 31, 1999 (audited)
	(in thousands, except per unit information)		
Statement of Financial Position			
Total Assets	$440,145	$582,614	$774,100
Long Term Debt	$186,538	$308,292	$419,620
Total liabilities	$253,697	$402,692	$539,765
Unitholders' equity	$186,448	$179,652	$234,335

Quarterly Results

The following table provides selected consolidated financial data for the Trust for the most recent eight quarters ended during the two most recently completed fiscal periods:

	Total Revenues	Net Income	Net Income per Unit (Basic)	Net Income per Unit (Fully Diluted)
	(in thousands, except per unit information)			
Three months ended:				
December 31, 1999	$110,914	$1,466	$0.08	$0.08
September 30, 1999	$108,817	$3,858	$0.20	$0.20
June 30, 1999	$100,347	$4,106	$0.21	$0.21
March 31, 1999	$72,741	$3,230	$0.17	$0.17
December 31, 1998	$73,350	$2,767	$0.17	$0.16
September 30, 1998	$70,615	$2,920	$0.18	$0.17
June 30, 1998	$62,299	$2,646	$0.17	$0.16
March 31, 1998	$58,154	$2,850	$0.18	$0.17

MANAGEMENT DISCUSSION AND ANALYSIS

The "Management's Discussion and Analysis" section contained in the Trust's 1999 Annual Report is incorporated herein by reference.

MARKET FOR SECURITIES

Units of the Trust are listed and posted for trading on The Toronto Stock Exchange under the symbol "CPL.UN".

TRUSTEES AND OFFICERS

The Declaration of Trust provides that the assets and operations of the Trust are subject to the control and authority of a minimum of one and a maximum of eight trustees. At present there are seven trustees.

The number of trustees within such minimum and maximum numbers may be changed by unitholders or by the trustees, provided that the trustees may not, between meetings of unitholders, appoint an additional trustee if, after such appointment, the total number of trustees would be greater than one and one-third times the number of trustees in office immediately following the last annual meeting of unitholders. Except for trustees appointed by the Advisor, a vacancy occurring among the trustees may be filled by resolution of the remaining trustees or by the unitholders at a meeting of the unitholders.

The Advisor is entitled to appoint three trustees (currently Messrs. Paul Reichmann, George Kuhl and Barry Reichmann). The balance are to be elected by resolution passed by a majority of the votes cast at a meeting of the unitholders. The trustees serve for one year terms. Trustees elected at an annual meeting of unitholders are elected for terms expiring at the next annual meeting and are eligible for re-election. A trustee elected to fill a vacancy will be elected for the remaining term of the trustee he or she is succeeding. A trustee who is independent of the Advisor may be removed with or without cause by two-thirds of the votes cast at a meeting of unitholders or with cause by a majority of the remaining trustees.

Each trustee is required to exercise the powers and discharge the duties of his or her office honestly, in good faith and in the best interests of the Trust and the unitholders and, in connection therewith, to exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The name and municipality of residence and principal occupation of each trustee are as follows:

Name and Municipality of Residence	Principal occupation	Month First Became a Trustee
PAUL REICHMANN[1] .... Toronto, Ontario	Chairman and Chief Executive Officer of Reichmann International Development Corporation and International Property Corporation and Executive Chairman of Canary Wharf Group PLC	May, 1997
DOUGLAS G. BASSETT, O.C., O. Ont.[1][2][4][5][6] .... Toronto, Ontario	Vice-Chairman of CTV Inc.	May, 1997
JOHN CROW[1][2][3][5][6] .... Toronto, Ontario	President of J&R Crow Inc.	May, 1997
GEORGE KUHL[6] .... Toronto, Ontario	President of the Operating Companies and Vice Chairman of Central Park Lodges Ltd.	May, 1997
W. DARCY McKEOUGH, O.C.[2][4][5] .... Chatham, Ontario	Chairman of McKeough Supply Inc.	May, 1997

Name and Municipality of Residence	Principal occupation	Month First Became a Trustee
BARRY REICHMANN(1)(6) .... Toronto, Ontario	President of the Trust and President and Chief Executive Officer of Central Park Lodges Ltd.	May, 1997
CALVIN R. STILLER, C.M., M.D., F.R.C.P.(1)(2)(4)(5) .... Arva, Ontario	Chairman and Chief Executive Officer of the Canadian Medical Discoveries Fund and Professor of Medicine, University of Western Ontario	May, 1997

(1) Member of the Investment Committee.
(2) Independent Trustee.
(3) Chairman of the Board of Trustees.
(4) Member of the Audit Committee.
(5) Member of the Compensation and Governance Committee.
(6) Member of the Distributions Committee.

The name and municipality of residence, office held with the Trust and principal occupation of each officer of the Trust are as follows:

Name and municipality of residence	Office	Principal occupation
JOHN CROW .... Toronto, Ontario	Chairman	President of J&R Crow Inc.
BARRY REICHMANN .... Toronto, Ontario	President	President of the Trust and President and Chief Executive Officer of Central Park Lodges Ltd.
DAVID W. BEIRNES .... Mississauga, Ontario	Chief Financial Officer	Chief Financial Officer of the Trust
C. WILLIAM DILLANE .... Toronto, Ontario	Chief Operating Officer	Chief Operating Officer of the Trust
FRANK CERRONE .... Thornhill, Ontario	Vice President, Legal Services	Vice President, Legal Services of the Trust
PATRICK McCARTHY .... Toronto, Ontario	Vice President, Finance	Vice President, Finance of the Trust

The nature and extent of the experience of the trustees and officers of the Trust are as follows:

Douglas G. Bassett, O.C., O. Ont., is Vice-Chairman of CTV Inc. and until 1996 was President and Chief Executive Officer of Baton Broadcasting Incorporated. Mr. Bassett is also a director of the Canadian Imperial Bank of Commerce, Mercedes-Benz Canada Inc. and Rothmans Inc. and The World Wildlife Fund Canada.

John Crow, former Governor of the Bank of Canada, is President of J&R Crow Inc. He is a director of McCarvill Corporation, Placer Dome Inc. and Timminco Inc. He is advisor to Lawrence & Company, Inc., Senior Advisor to the C.D. Hower Institute and Chairman of the Investment Committee of the Canada Council for the Arts.

George Kuhl, Mr. Kuhl is President of each of the Operating Companies. Mr. Kuhl is the Vice Chairman and has been a director of Lodges since 1994.

W. Darcy McKeough, O.C., is the Chairman of McKeough Supply Inc. He is a director of the Canadian Imperial Bank of Commerce, Americare Corporation, Apollo Gas Inc., Intertan Inc., Numac Energy Inc. and Canadian General-Tower Limited.

Barry Reichmann, has been the President of the Trust since its inception in May 1997 and President and a director of Lodges since 1994. Mr. Reichmann previously worked for Reichmann International Development Corporation and International Property Corporation, family-owned property development and management companies.

Paul Reichmann, is the Chairman of Lodges. Mr. Reichmann is also the Chairman and Chief Executive Officer of Reichmann International Development Corporation, Reichmann International México, S.A. de C.V and International Property Corporation and the Executive Chairman of Canary Wharf Holdings Limited.

Calvin R. Stiller, C.M., M.D., F.R.C.P.(C), is Chairman and Chief Executive Officer of the Canadian Medical Discoveries Fund. He is a director of Drug Royalty Corporation and Chairman and Chief Executive Officer of Chelsey Corporation. Dr. Stiller was Co-Founder and Chair of Diversicare Corporation (a health-care corporation) from 1974 to 1982 and is a Professor of Medicine, University of Western Ontario.

David W. Beirnes, is the Chief Financial Officer of the Trust, a position he has held since January 2000. Prior to joining the Trust, Mr. Beirnes was Executive Vice-President and Chief Financial Officer of Unihost Corporation in Mississauga, a position he held since March 1996. Previously, he was Senior Vice-President and Chief Financial Officer of The Lehndorff Group in Toronto from 1993 to 1996.

C. William Dillane, is Chief Operating Officer of the Trust and Vice President of each of the Operating Companies and has been employed by Lodges as Vice President, Operations since March, 1997, prior to which he had served as Vice President, Nursing Homes for approximately three years.

Frank Cerrone, is the Vice President, Legal Services of the Trust and each of the Operating Companies. Prior to joining the Trust in October, 1998, he was Vice President, Corporate Counsel of Investment Planning Counsel of Canada Ltd. (now IPC Financial Network Inc.), a mutual fund and securities dealer, while at the same time practising corporate/commercial law with Chaiton & Chaiton. Mr. Cerrone was a partner with Gordon • Traub and practised corporate/commercial law specializing in mergers and acquisitions and corporate finance of health care facilities from 1989 to 1996.

Patrick McCarthy, is the Vice President, Finance of the Trust, a position he has held since December 1999. Prior to that he served as Vice President, Finance and Operations of International Care Management Services Inc. in Burlington, Ontario from April 1999 to the time he joined the Trust. Previously, Mr. McCarthy held positions of director of Finance with the Senior Living Group, Toronto, Ontario from April, 1998 to April, 1999, and as Director of Operations with Versa-Care Limited in Cambridge, Ontario from 1995 to 1998.

As of March 9, 2000, the trustees and senior officers of the Trust own directly or indirectly, or exercise control or direction over, approximately 14% of the outstanding units.

The Declaration of Trust provides that the trustees will appoint from among their number an Investment Committee consisting of at least five trustees, an Audit Committee consisting of at least three trustees and a Compensation and Governance Committee consisting of at least three trustees. A majority of the members of each of these committees must be Independent Trustees.

Investment Committee

The trustees have appointed an Investment Committee consisting of five trustees. The Investment Committee has the power to recommend proposed acquisitions and dispositions of investments by the Trust and to recommend borrowings and the assumption or granting of any mortgage.

Audit Committee

The Declaration of Trust requires the creation of an Audit Committee, consisting of at least three trustees, to review the annual audited financial statements and quarterly financial statements of the Trust. The trustees have appointed an Audit Committee consisting of three trustees. All members of the Audit Committee are Independent Trustees.

Compensation and Governance Committee

The Declaration of Trust requires the creation of a Compensation and Governance Committee, consisting of at least three trustees, to review management's compensation and the governance of the Trust. A majority of the members of the Compensation and Governance Committee must be Independent Trustees. The trustees have appointed a Compensation and Governance Committee consisting of four trustees, since April 2000 each of whom is an Independent Trustee.

Distributions Committee

The trustees have appointed a Distributions Committee consisting of four trustees. The Distributions Committee has been delegated the authority of declaring monthly distributions other than the final distribution for each year. The Distributions Committee is required to circulate a memorandum to the other trustees each month setting out the basis of its decision and the amount of the distribution.

Remuneration of Trustees

A trustee who is not an Independent Trustee does not receive any remuneration from the Trust for serving as a trustee. Each Independent Trustee is entitled to receive remuneration from the Trust in the amount of $10,000 per year, other than the chairman of the board of trustees who receives remuneration in the amount of $30,000 per year. In addition, each trustee receives a meeting fee of $750 for each board and committee meeting attended either in person or by telephone and such other reasonable compensation as the trustees may determine from time to time. The trustees are also entitled to reimbursement of out-of-pocket expenses incurred in acting as a trustee. Except as noted above, officers of the Trust do not receive remuneration from the Trust for serving as officers.

Unit Option Plan

On May 6, 1997, the Trust adopted a unit option plan (the "Unit Option Plan"). Participation in the Unit Option Plan is restricted to (i) the Independent Trustees and the officers and employees of the Trust or any subsidiary of the Trust, (ii) personal holding companies or family trusts of any persons referred to in (i), and (iii) persons who provide services to the Trust or any subsidiary of the Trust including the Manager and the Advisor and their respective officers and directors, all as proposed by the Compensation and Governance Committee. The options have a maximum term of ten years. The options are exercisable at a price not less than the average closing trading price of the units on the TSE for the five trading days preceding the date of grant. The maximum number of units reserved for issuance pursuant to the Unit Option Plan is subject to unitholder approval. The Unit Option Plan was amended on September 25, 1997, to permit option grants to consultants of the Trust or any of its subsidiaries, including the Manager and the Advisor.

The maximum number of options under the Unit Option Plan was fixed at 852,045 units at the time of the initial public offering, a number which represented 10% of the units issued pursuant to the initial public offering. The Unit Option Plan was amended on May 25, 1998, to raise the maximum number to 2,500,000, provided that at no time shall the number of units reserved for issuance pursuant to outstanding unexercised options exceed 10% of the then outstanding units, as calculated immediately prior to the issuance in question. This new maximum cannot be increased without the approval of the unitholders of the Trust. In 1999, 282,500 options were granted, 10,000 options were cancelled and 72,667 options were exercised resulting in 1,093,733 options being outstanding as at December 31, 1999.

Independent Trustee Matters

The following matters require only the approval of a majority of the Independent Trustees to become effective:

- an acquisition of a property in which the Advisor or a party which is non-arm's length with the Advisor has any interest; and

- the enforcement of any agreement entered into by the Trust or a subsidiary with a trustee who is not an Independent Trustee, with the Advisor or a party which is non-arm's length with the Advisor, or the enforcement or defence of any other claim by the Trust or a subsidiary against any such person.

The term "Independent Trustee" is used herein to describe a trustee who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the trustee's ability to act with a view to the best interests of the Trust, other than interests and relationships arising from unitholdings, and who is free from any interests or other relationships with Lodges or any affiliate thereof.

ADDITIONAL INFORMATION

Additional information, including trustees' and officers' remuneration and indebtedness, principal holders of the Trust's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Trust's information circular for its most recent annual meeting of unitholders. Additional financial information is provided in the Trust's 1999 Annual Report. The Trust will provide any person upon request to the Chief Financial Officer of the Trust, 175 Bloor Street East, 6th Floor, Toronto, Ontario, M4W 3R8, any of the following documents:

(a) one copy of the annual information form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(b) one copy of the comparative financial statements of the Trust for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Trust subsequent to the financial statements for its most recently completed financial year; and

(c) one copy of the information circular of the Trust in respect of its upcoming annual meeting of unitholders that involves the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate.

When the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed by the Trust in respect of a distribution of securities, the foregoing documents, in addition to any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus, will be provided free of charge. At other times, the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

The management of CPL Long Term Care Real Estate Investment Trust is responsible for the preparation, content and integrity of the consolidated financial statements and all other financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgements when appropriate. Financial information presented elsewhere in this Annual Report is consistent with that in the financial statements.

The management of the Trust has established and maintains a system of internal controls that provides reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, the Trust is in compliance with all applicable laws and that the financial records are reliable for preparing financial statements. The effectiveness of and compliance with this system of internal controls is monitored by management.

The Board of Trustees oversees management's responsibility for financial reporting through its Audit Committee, currently comprised of three trustees who are not officers or employees of the Trust. The Audit Committee meets regularly with management and the external auditors to review auditing and accounting matters, including the adequacy of the system of internal controls and the quality of the Trust's financial reporting. The auditors have full and unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards. The Trust's financial statements have been discussed and reviewed by the Audit Committee with management and the external auditors before presentation to the Board of Trustees for approval.

Barry Reichmann (Signed)
PRESIDENT

David Beirnes (Signed)
CHIEF FINANCIAL OFFICER

752

To the Unitholders of CPL Long Term Care Real Estate Investment Trust

We have audited the consolidated balance sheets of CPL Long Term Care Real Estate Investment Trust as at December 31, 2000 and 1999 and the consolidated statements of income, unitholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP (Signed)
CHARTERED ACCOUNTANTS
TORONTO, CANADA

FEBRUARY 13, 2001

Consolidated Balance Sheets
As at December 31

(thousands of dollars)	*Note*		2000		1999
ASSETS					
Property investments	3	**$**	**744,797**	$	689,604
Properties under development	4		**27,454**		1,334
Goodwill and deferred charges	5		**58,294**		48,275
Accounts receivable, prepaid expenses and other assets			**40,834**		23,270
Note receivable	6		**6,513**		5,970
Deposits on acquisitions			**—**		1,274
Restricted cash	7		**1,886**		953
Future income tax assets	8		**942**		845
Income tax recoverable			**320**		328
		$	**881,040**	$	771,853
LIABILITIES					
Long term debt	9	**$**	**460,561**	$	419,620
Bank indebtedness	10		**17,846**		17,696
Debt component of convertible debentures	11		**30,805**		—
Accounts payable and accrued liabilities			**58,097**		49,744
Future income tax liabilities	8		**31,668**		36,599
Note payable	12		**5,534**		8,119
Non controlling interest	13		**5,527**		5,527
Current income tax payable			**15**		213
			610,053		537,518
UNITHOLDERS' EQUITY	14		**270,987**		234,335
		$	**881,040**	$	771,853

Commitments and contingencies 15

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

John Crow (Signed)
CHAIRMAN

W. Darcy McKeough (Signed)
TRUSTEE

758

Consolidated Statements of Income
For the years ended December 31

(thousands of dollars)	*Note*	2000	1999
REVENUE		**$ 501,579**	$ 392,819
EXPENSES			
Property operating expenses		**410,804**	318,995
General, administrative and management	16	**17,129**	13,197
PROPERTY OPERATING INCOME		**73,646**	60,627
Trust expenses	17	**4,243**	4,086
INCOME BEFORE THE UNDERNOTED		**69,403**	56,541
Long term debt and bank interest		**37,822**	26,195
Depreciation and amortization		**20,547**	16,662
INCOME BEFORE INCOME TAXES		**11,034**	13,684
Future income tax (benefit) expense	8	**(4,358)**	542
Current income tax	8	**414**	482
NET INCOME		**$ 14,978**	$ 12,660
ADD			
Depreciation and amortization		**20,547**	16,662
Future income tax (benefit) expense		**(4,358)**	542
DISTRIBUTABLE INCOME	18	**$ 31,167**	$ 29,864
Per unit calculations	19		

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Unitholders' Equity

For the years ended December 31

(thousands of dollars)	*Note*	Units in $	Net income	Distributions	Equity components of convertibles debentures	Foreign currency translation adjustment	Total
UNITHOLDERS' EQUITY, DECEMBER 31, 1998		**$ 194,377**	**$ 15,232**	**$ (30,038)**	**$ —**	**$ 81**	**$ 179,652**
CHANGES DURING THE YEAR:							
Net income			12,660				12,660
Distributions paid to unitholders	18			(31,302)			(31,302)
Subscriptions	14	79,502					79,502
Issue costs		(3,985)					(3,985)
Foreign currency translation adjustment						(2,192)	(2,192)
UNITHOLDERS' EQUITY, DECEMBER 31, 1999		**$ 269,894**	**$ 27,892**	**$ (61,340)**	**$ —**	**$ (2,111)**	**$ 234,335**
CHANGES DURING THE YEAR:							
Net income			14,978				14,978
Distributions paid to unitholders	18			(31,915)			(31,915)
Subscriptions	14	1,391					1,391
Equity component of convertible debentures (net of conversions)	11				52,623		52,623
Equity component of convertible debentures – holder options (net of conversions)	11				1,518		1,518
Issue costs					(2,602)		(2,602)
Accretion on equity component of convertible debentures	11				(1,784)		(1,784)
Foreign currency translation adjustment						2,443	2,443
UNITHOLDERS' EQUITY, DECEMBER 31, 2000		**$ 271,285**	**$ 42,870**	**$ (93,255)**	**$ 49,755**	**$ 332**	**$ 270,987**

The accompanying notes are an integral part of the financial statements.

760

Consolidated Statements of Cash Flow

For the years ended December 31

(thousands of dollars)	*Note*	2000	1999
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:			
OPERATING			
Net income		$ 14,978	$ 12,660
Items not affecting cash:			
Depreciation and amortization		20,547	16,662
Future income tax		(4,358)	542
Advisory fees paid through issue of units		1,243	1,048
Non-cash change in working capital		(11,353)	(2,752)
		21,057	28,160
FINANCING			
Proceeds from issuance of convertible debentures (net of issue costs)		80,312	—
Reduction of debt component of convertible debentures		(1,275)	—
Mortgage principal repayment		(7,267)	(40,418)
Mortgage financing		4,436	—
Issuance of note receivable		—	(5,527)
Repayment of note payable		(3,000)	(3,000)
Proceeds from offering of units (net of issue costs)		—	74,389
Change in term corporate facility		(17,734)	13,000
Distributions to unitholders		(31,830)	(31,222)
Change in restricted cash		933	953
		24,575	8,175
INVESTING			
Business and asset acquisitions, net of liabilities assumed	20	(1,613)	(27,793)
Net change in goodwill and deferred charges		(3,989)	(536)
Properties under development		(25,774)	(1,334)
Capital improvements		(14,406)	(11,452)
		(45,782)	(41,115)
CHANGE IN BANK INDEBTEDNESS		(150)	(4,780)
BANK INDEBTEDNESS, BEGINNING OF YEAR		(17,696)	(12,916)
BANK INDEBTEDNESS, END OF YEAR		$ (17,846)	$ (17,696)
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS			
Payments for interest		$ 38,198	$ 25,976
Payments for income taxes		$ 559	$ 981

The accompanying notes are an integral part of the financial statements.

1. THE TRUST

CPL Long Term Care Real Estate Investment Trust ("CPL Reit" or the "Trust") is an unincorporated, closed-end investment trust created pursuant to a Declaration of Trust dated February 20, 1997, as amended, and governed by the laws of Ontario. CPL Reit began operations on May 6, 1997. The Trust invests in real properties operated as long term care facilities in Canada and the United States. CPL Reit leases these properties to wholly owned subsidiaries, which operate the long term care facilities.

CPL Reit is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL Reit to the unitholders of CPL Reit and deduct such distributions and designations for income tax purposes.

Canadian and U.S. subsidiaries of CPL Reit are subject to tax on their taxable income under the Income Tax Act and Internal Revenue Code respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

General

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (CIPPREC).

Significant accounting policies are as follows:

a) **Principles of consolidation**

These consolidated financial statements include the accounts of all entities in which CPL Reit holds a controlling interest. All material intercompany transactions and balances have been eliminated.

b) **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c) **Unit option plan**

CPL Reit has adopted a unit option plan (the "Option Plan") as described in note 14 b). No compensation expense is recognized when units or unit options are issued. Any consideration paid on exercise of options or purchase of units is credited to unitholders' equity.

d) **Property investments**

Property investments are recorded at the lower of cost less accumulated depreciation and net recoverable amount, and are depreciated over their estimated useful lives as follows:

Buildings	5% sinking fund method
Furniture, equipment and vehicles	5–10 years straight line
Computer equipment	5 years straight line

CPL Reit evaluates the carrying value of property investments for potential impairment on an ongoing basis and assesses the recoverability of this amount based on a review of future operating income on a non discounted basis.

e) **Properties under development**

Costs incurred in establishing new long term care facilities are capitalized as properties under development. Once a property is designated as an operating property it is reclassified to property investments and depreciation commences. The facility is designated as an operating property at the earlier of 12 months after completion or upon the attainment of positive operating income after property specific debt service costs.

f) **Licenses**

Licenses are recorded at cost less accumulated amortization and represent long term care facility operating licenses acquired. Licenses are amortized on a straight-line basis over 15 years. CPL Reit evaluates the carrying value of licenses for potential impairment on an ongoing basis and assesses the recoverability of this amount based on a review of future operating income on a non discounted basis.

g) **Goodwill**

Goodwill is recorded at cost less accumulated amortization and represents the excess of the purchase price over the amounts assigned to the identifiable net assets acquired including future income tax assets and liabilities. Goodwill is amortized on a straight-line basis over 15 years. CPL Reit evaluates the carrying value of goodwill for potential impairment on an ongoing basis and assesses the recoverability of this amount based on a review of future operating income from the acquisitions on a non discounted basis.

h) **Deferred charges**

Deferred charges, which include financing and related costs, are amortized on a straight-line basis over the terms of the related debt.

i) **Revenue**

Revenue is recognized when services are provided to residents or patients.

In Canada, the provinces regulate fees charged by the operators for its long term care facilities. Provincial programs fund a substantial portion of these fees.

In the United States, a significant amount of revenue is derived from State (Medicaid) and Federal (Medicare) reimbursements. CPL Reit receives reimbursements from these sources for services rendered to patients covered by these programs.

j) **Operating expenses**

Operating expenses include direct operating costs of the properties.

k) **Future income taxes**

The Trust uses the liability method of tax allocation in accounting for future income taxes. Under this method temporary differences between the tax basis and accounting basis result in either future income tax assets or liabilities. The Trust computes its future taxes using enacted or substantially enacted rates for the years in which differences are expected to reverse. In addition, future income tax assets and liabilities arising in connection with a business acquisition recognized under the purchase method of accounting are recorded as part of the allocation of the purchase price.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

l) **Foreign currency translation**

CPL Reit's operations in the United States are self-sustaining. Assets and liabilities are translated into Canadian dollars at the rate of exchange at the balance sheet date. Revenue and expenses are translated at the weighted average rate for the year. Translation gains or losses are deferred and recorded as a separate component of unitholders' equity.

m) **Foreign currency balances**

Exchange differences arising from the translation of the long term note receivable denominated in U.S. dollars are deferred and amortized over the remaining term of the note.

3. PROPERTY INVESTMENTS

		2000		1999
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	$ 69,935	$ —	$ 69,935	$ 63,113
Buildings	603,129	14,952	588,177	544,908
Furniture, equipment and vehicles	50,575	12,358	38,217	35,244
Computer equipment	1,424	504	920	1,330
Licenses	56,547	8,999	47,548	45,009
	$ 781,610	$ 36,813	$ 744,797	$ 689,604

Additions to property investments of $67,721 (1999 – $186,306) were made during the year.

4. PROPERTIES UNDER DEVELOPMENT

The following costs have been capitalized to properties under development:

	2000	1999
Interest	$ 1,287	$ 283
General and administrative expenses	2,353	1,051
	$ 3,640	$ 1,334

5. GOODWILL AND DEFERRED CHARGES

		2000		1999
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Goodwill	$ 59,200	$ 10,414	$ 48,786	$ 42,298
Deferred charges	13,600	4,092	9,508	5,977
	$ 72,800	$ 14,506	$ 58,294	$ 48,275

Additions to goodwill $10,329 (1999 – $6,668) and deferred charges of $5,177 (1999 – $2,327) were made during the year.

6. NOTE RECEIVABLE

The note receivable is due from the 20% non controlling interest shareholders of CPL Subacute LLC (see Notes 13 and 20). CPL Subacute LLC is owned 80% by CPL Reit and was established to acquire 11 properties in Vermont, Connecticut, and New Hampshire. The 20% non controlling interest has been pledged to CPL Reit as security for this loan.

The note, including any outstanding accrued interest, is payable upon the exercise of a put or a call option as described in Note 13.

The note bears interest at 10% compounded monthly for the period from issuance to December 31, 2003. A portion of the note is repayable at that time. The portion repayable at December 31, 2003 is determined based upon the attainment of certain levels of earnings. Thereafter any balance remaining bears interest at the 5-year U.S. Treasury rate plus 450 basis points compounded monthly, subject to a minimum of 10% or maximum of 12% per annum.

7. RESTRICTED CASH

Included in restricted cash at December 31, 2000, is $1,886 (U.S. $1,257) (1999 – $953 (U.S. $660)) held in escrow accounts with certain U.S. lenders for property taxes, and capital reserves and debt service reserves.

8. INCOME TAXES

a) CPL Reit is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL Reit to the Unitholders of CPL Reit and deduct such distributions and designations for income tax purposes.

b) Canadian based corporate subsidiaries are subject to tax on their taxable income under the Income Tax Act (Canada) at rates between 38.16% and 46.12% (1999 – 38.27% and 46.12%). CPL Reit's United States subsidiaries are subject to tax on their consolidated taxable income at a rate of 40%.

c) In respect of assets and liabilities where income tax is taxed directly in the hands of the unitholders, the net book value for accounting purposes of those assets exceeds the tax basis by an amount of $33,847 (1999 – $22,824).

d) At December 31, 2000 the subsidiaries of CPL Reit had accumulated non capital losses available for carry forward for income tax purposes of $13,000. These losses expire between 2002 and 2020. The benefits relating to approximately $7,000 of these losses are not recorded in the consolidated financial statements as the utilization of such amounts is subject to various uncertainties.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

8. INCOME TAXES *(continued)*

The provision for income taxes is summarized as follows:

		2000		1999
Net income before future and current income tax	$	**11,034**	$	13,684
Income tax based on a basic and weighted average rate of 43.26% (1999 – 43.92%)		**4,774**		6,011
Taxes on income attributable to CPL Reit unitholders		**(8,135)**		(6,751)
Tax recovery on income not attributable to unitholders		**(3,361)**		(740)
Tax recovery due to a reduction in expected future tax rates		**(4,425)**		—
Valuation allowance for unused tax loss carry forwards		**1,649**		—
Tax effect of expenses that are not deductible for income tax purposes		**1,779**		1,282
Future income tax expense (benefit)		**(4,358)**		542
Current income tax		**414**		482
Income tax expense (benefit)	$	**(3,944)**	$	1,024

The balance of future income tax assets arises from the following:

		2000		1999
The effect of accrued payroll not currently deductible	$	**701**	$	345
Losses carried forward		**408**		500
Property investments with a cost basis for accounting purposes greater than the cost basis for tax purposes, due to accelerated tax depreciation methods and business combinations recognized using the purchase method of accounting		**(167)**		—
	$	**942**	$	845

The balance of future income tax liabilities arises from the following:

		2000		1999
The effect of accrued payroll not currently deductible	$	**(1,909)**	$	(2,379)
Losses carried forward		**(2,672)**		(266)
Property investments with a cost basis for accounting purposes greater than the cost basis for tax purposes, due to accelerated tax depreciation methods and business combinations recognized using the purchase method of accounting		**36,249**		39,244
	$	**31,668**	$	36,599

766

9. LONG TERM DEBT

Long term debt bears interest at December 31, 2000 and 1999 at the following weighted average annual interest rates:

	Canada		United States		Total	
	2000	1999	**2000**	1999	**2000**	1999
Fixed	**6.95%**	6.82%	**8.23%**	6.96%	**7.06%**	6.84%
Floating	**7.40%**	6.62%	**9.13%**	8.07%	**8.81%**	7.46%

CPL Reit has 36% (1999 – 38%) of its long term debt payable at floating rates. Long term debt includes U.S. denominated amounts of $106,926 U.S. ($160,399 Canadian) (1999 – $77,745 U.S. ($112,209 Canadian)). CPL Reit has provided first charges on its properties as security for the debt.

At December 31, 2000, CPL Reit had utilized $30,635 (1999 – $29,482) of a corporate facility of $65,000 (1999 – $50,000). The corporate facility may be utilized for working capital requirements, acquisitions or properties under development. The corporate facility is a revolving term facility secured by, among other things, a general security interest on the assets of CPL Reit plus first and second mortgages on specific properties of CPL Reit. The corporate facility matures on June 30, 2001 and may be extended at the option of the lender.

Long term debt is repayable as follows for the years ending December 31:

	Due on maturity	Principal repayments	Total
2001	$ 40,162	$ 31,716	$ 71,878
2002	36,770	10,452	47,222
2003	40,385	6,260	46,645
2004	16,677	5,938	22,615
2005	36,835	5,658	42,493
	$ 170,829	$ 60,024	$ 230,853
Thereafter	$ 133,454	$ 65,619	$ 199,073
			429,926
			30,635
			$ 460,561

Certain U.S. properties of the Trust are not in compliance with certain covenants under the terms of their loan agreements. Discussions are in progress with the lenders to remedy the situation. Amounts due on maturity and principal repayments have been adjusted to reflect $20,761 in debt repayments which would be required currently to meet existing covenant requirements. CPL Reit and its subsidiaries are current with all payment obligations.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

10. BANK INDEBTEDNESS

CPL Reit has operating lines of credit to fund its Canadian operations, totalling $12,284 (1999 – $12,109), of which $12,088 (1999 – $10,720) was utilized at December 31, 2000. The operating facilities bear interest at the lender's prime rate plus 0.125%. The operating facility is due on demand and is secured by a general security interest on the assets of the Trust.

A $15,000 ($10,000 U.S.) (1999 – $14,433 ($10,000 U.S.)) line of credit has been established to fund the operations of CPL Subacute LLC. This line of credit is restricted by a funding formula based on accounts receivable. In terms of the funding formula, $7,449 ($4,966 U.S.) (1999 – $4,399 ($3,048 U.S.)) has been advanced and is outstanding at December 31, 2000. The line of credit bears interest at 1.5% over U.S. prime, and is secured by virtually all of the assets of CPL Subacute LLC.

11. CONVERTIBLE DEBENTURES

During the year, CPL Reit issued two series of convertible unsecured subordinated debentures ("Convertible Debentures"). On June 14, 2000 $34,500 of Convertible Debentures ("June 2000 Debentures") were issued and on October 31, 2000 $50,000 of Convertible Debentures ("October 2000 Debentures") were issued.

	June 2000 debentures	October 2000 debentures	Total 2000
Debt component of Convertible Debentures	$ 12,556	$ 18,249	$ 30,805
Equity component of Convertible Debentures (net of conversions)	21,464	31,159	52,623
Equity component of Convertible Debentures – holder options (net of conversions)	645	873	1,518
Accretion on equity component of Convertible Debentures	(1,225)	(559)	(1,784)
	$ 33,440	$ 49,722	$ 83,162

The Convertible Debentures were segregated into debt and equity components. These components have been measured at their respective fair values at their date of issuance. The liability component of the Convertible Debentures represents the present value of future interest payments due under the terms of the debentures. The equity component represents the value ascribed to both CPL Reit's right to pay the principal amount of the Convertible Debenture in units and the holders' option to convert the principal balance into units.

Interest expense is determined by applying the discount rate of 11% against the outstanding liability component. The difference between actual cash interest payments and interest expense is treated as a reduction of the liability component of the Convertible Debentures. The equity component of the Convertible Debentures, represented by CPL Reit's right to pay in units, is being accreted to the maturity value at the same effective interest rate through periodic charges to unitholder's equity, net of tax.

a) **June 2000 Debentures**

The June 2000 Debentures pay 10.5% semi-annually and are convertible at the option of the holder into units of CPL Reit at any time up to and including May 31, 2005 at a price of $14.25 per unit (the "conversion price"). The June 2000 Debentures are redeemable by CPL Reit after June 1, 2002 at par plus accrued and unpaid interest provided that the weighted average trading price, as defined in the debenture agreement, is not less than 125% of the conversion price. Subject to regulatory approval, CPL Reit has the right to settle its obligations to repay principal upon redemption by issuing units. The June 2000 Debentures are repayable on June 1, 2005 either in cash or by issuing units.

During the year $63 of June 2000 Debentures were converted for 4,421 units of CPL Reit.

b) **October 2000 Debentures**

The terms of the October 2000 Debentures are the same as those of the June 2000 Debentures except that the conversion price of the October 2000 Debentures is $13.25 per unit.

12. NOTE PAYABLE

The non-interest bearing, unsecured note is repayable as follows:

		2000		1999
2000	**$**	**—**	$	3,000
2001		**4,000**		4,000
2002		**1,950**		1,950
		5,950		8,950
Less discount at 4%		**(416)**		(831)
	$	**5,534**	$	8,119

13. NON CONTROLLING INTEREST

CPL Reit holds an 80% indirect interest in CPL Subacute LLC, which was set up to acquire and hold 11 properties acquired in Vermont, Connecticut and New Hampshire at the end of March 1999.

Under the terms of the shareholder agreement, earnings are shared on a proportionate basis, provided that earnings of the non controlling shareholder may be increased or decreased upon the attainment of certain levels of earnings in CPL Subacute LLC.

The shareholder agreement contains a put/call agreement exercisable on the 5th, 7th or 10th anniversaries of closing which allows either CPL Reit or the non controlling interest shareholders to initiate the purchase of the 20% non controlling interest based on a predetermined formula.

During the year, there was not a non controlling interest expense related to the non controlling interest.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

14. UNITHOLDERS' EQUITY

a) Units Issued and Outstanding

The interests in the Trust are represented by a single class of units which are unlimited in number. Each unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of units issued and outstanding are as follows:

	Units	Amount
Balance at December 31, 1998	16,225,393	$ 194,377
Issuance of units on January 26, 1999, pursuant to a Prospectus dated January 14, 1999	3,300,000	77,550
Issue costs	—	(3,985)
Units issued in connection with the payment of advisory fee expense	49,956	1,048
Units issued as a result of options being exercised under the Unit Option Plan	72,667	823
Units issued in connection with the Distribution Re-investment Plan	4,154	81
Balance at December 31, 1999	19,652,170	$ 269,894
Units issued in connection with the payment of advisory fee expense	89,037	1,243
Units issued on conversion of convertible debentures exercised at the holders' option	4,421	63
Units issued in connection with the Distribution Re-investment Plan	6,054	85
Balance at December 31, 2000	**19,751,682**	**$ 271,285**

On February 13, 2001, 25,466 units ($331) were approved for issuance in connection with the payment of the fourth quarter of 2000 advisory fee expense.

As consideration for CPL Reit obtaining approval to operate additional beds in connection with a previously acquired facility in British Columbia, CPL Reit anticipates issuing approximately 150,000 units in the first quarter of 2001 to the vendor of the facility.

b) Option Plan

On April 25, 1997, CPL Reit adopted the Option Plan, which is subject to the rules of The Toronto Stock Exchange. The total number of units in respect of which options may be granted under the Option Plan may not exceed 2,500,000 units (as amended May 25, 1998 from 852,045 units). The Option Plan provides that at no time shall the number of units reserved for issuance under the plan exceed 10% of the then outstanding units. Options are granted at no less than the market price and have a minimum term of 10 years.

Changes for years ended December 31 are as follows:

	2000		1999	
	Units	Weighted average exercise price	Units	Weighted average exercise price
Outstanding, at beginning of year	**1,093,733**	**$ 16.74**	893,900	$ 14.69
Granted	**195,000**	**$ 10.32**	282,500	$ 21.89
Exercised	**—**	**$ —**	(72,667)	$ 11.34
Cancelled	**(175,000)**	**$ 18.68**	(10,000)	$ 21.13
Outstanding, at end of year	**1,113,733**	**$ 15.28**	1,093,733	$ 16.74
Options exercisable at year end	**470,873**		343,193	

Composition of outstanding options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number outstanding at Dec 31, 2000	Weighted average remaining contractual life Dec 31, 2000	Weighted average exercise price	Number exercisable at Dec 31, 2000	Weighted average exercise price
$ 10.00 to $ 14.17	**494,733**	**7.5**	**$ 10.12**	**209,573**	**$ 10.00**
$ 16.94 to $ 17.58	**329,000**	**6.9**	**$ 17.00**	**187,800**	**$ 16.96**
$ 21.13 to $ 23.50	**290,000**	**8.0**	**$ 22.13**	**73,500**	**$ 22.10**
	1,113,733			**470,873**	

15. COMMITMENTS AND CONTINGENCIES

CPL Reit has entered into development agreements with the Province of Ontario Ministry of Health and Long Term Care to build 18 new facilities in Ontario. In addition, CPL Reit is developing one new facility in Alberta (108 beds). If all of these facilities are developed as currently planned, CPL Reit will invest an additional $260,000 to complete the facilities. CPL Reit has outstanding letters of credit in the amount of $3,776 related to these developments. The majority of the facilities being developed are targeted for completion between the first quarter of 2002 and the fourth quarter of 2002.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

16. RELATED PARTY TRANSACTIONS

a) CPL Reit, including its wholly owned subsidiaries, has entered into advisory and management agreements with Central Park Lodges Inc. ("Lodges") (formerly Central Park Lodges Ltd.) which owns 15% (1999 – 15%) whereby Lodges provides certain administrative and management services, and investment advice, to CPL Reit and its operators.

Under the terms of the agreements, Lodges is entitled to the following:

(i) Management and advisory expenses:

(i) A management expense of 2.75% of the gross operating revenues of certain of the operators;

(ii) A base annual advisory fee equal to 0.35% of the adjusted cost base of CPL Reit's consolidated assets, payable half in units based on the average unit value in each quarter;

(ii) An incentive fee equal to 15% of the amount by which CPL Reit's Distributable Income exceeds 10% (on a cumulative annual basis) of the weighted average Unitholders' Equity pursuant to the definitions in the Declaration of Trust;

(iii) A financing co-ordination fee (which is deferred and amortized over the term of the related debt) of 0.25% of the principal amount of any new or replacement financing arranged for CPL Reit;

(iv) An acquisition fee (which is capitalized as a cost to acquire property investments) of 0.65% of the total acquisition price of any additional properties acquired by CPL Reit; and

(v) A disposition fee of 0.25% of the aggregate sale price of any property disposed of by CPL Reit.

b) For the year ended December 31, 2000, $757 (1999 – $1,359) has been reimbursed and is shown as a reduction of general, administrative and management expense.

c) **Subscription of Units**
During the year, Lodges subscribed for and purchased 89,037 (1999 – 49,956) units at a cost of $1,243 (1999 – $1,048) as required by the advisory agreement noted in 16 a) (i)(ii).

During the year, Lodges charged CPL Reit the following amounts:

		2000		1999
Management expenses (net of reimbursements noted in note 16 b))	**$**	**10,009**	$	8,385
Advisory fees		**2,550**		2,252
Incentive fees		**409**		499
Financing co-ordination fees		**74**		215
Acquisition fees		**364**		1,064
	$	**13,406**	$	12,415

d) **Agency Staffing Services**
At various facilities, CPL Reit utilizes the agency staffing services of Centracare Health Services Ltd. ("CHS"), a company owned by Lodges. During the year, agency staffing fees paid to CHS were $553 (1999 – $634).

17. TRUST EXPENSES

Trust expenses include advisor's fees of $2,902 (1999 – $2,751), unitholder information costs of $337 (1999 – $495) and other corporate costs of $1,004 (1999 – $840).

18. DISTRIBUTIONS TO UNITHOLDERS

Distributions to unitholders are computed based on distributable cash as defined by the Declaration of Trust.

Distributable cash, as defined in the Declaration of Trust, is calculated as net income as determined in accordance with Canadian generally accepted accounting principles plus depreciation expense and amortization of licenses, deferred charges, and goodwill, less future income tax benefits, adjusted for any other items as determined by the Trustees.

	2000	1999
Net income	$ **14,978**	$ 12,660
Add:		
Depreciation and amortization	**20,547**	16,662
Future income taxes (benefit) expense	**(4,358)**	542
Distributable income	**31,167**	29,864
Discretionary trustee amount	**748**	1,438
Distributable cash	$ **31,915**	$ 31,302

19. PER UNIT CALCULATIONS

	2000	1999
Net income per unit	$ **0.761**	$ 0.654
Fully diluted net income per unit	**0.745**	0.654
Distributable income per unit	**1.583**	1.542
Fully diluted distributable income per unit	**1.476**	1.517
Weighted average number of units outstanding	**19,685,886**	19,372,380

20. ACQUISITIONS

On February 29, 2000 CPL Reit acquired the assets of seven long term care facilities in the Eastern United States, for the purchase price of $58,577 ($40,317 USD). The results of operations are included in the statement of income from the date of acquisition.

During 1999 CPL Reit acquired the assets of three long term care facilities in British Columbia, and one each in Manitoba and Ontario. Eleven facilities in Vermont, Connecticut and New Hampshire were also acquired through CPL Subacute LLC.

Under the terms of certain of the purchase agreements, contingent consideration may be due. The amount and timing of this consideration is not readily determinable at this time and has not, therefore, been reflected in the accounts.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

20. ACQUISITIONS *(continued)*

The cost of all acquisitions has been allocated as follows:

		2000		1999
Property investments	$	**42,397**	$	149,668
Licenses		**5,226**		23,074
Goodwill		**9,738**		6,668
Deferred charges		**136**		1,791
Other assets		**1,080**		—
		58,577		181,201
Financed by:				
Long term debt		**(55,937)**		(144,389)
Non controlling interest		**—**		(5,527)
Non-cash working capital assumed		**(1,027)**		(3,492)
		(56,964)		(153,408)
Cash consideration for business and asset acquisitions	**$**	**1,613**	$	27,793

21. FINANCIAL RISK MANAGEMENT (FINANCIAL INSTRUMENTS)

CPL Reit has foreign operations, issues short and long term debt and operates in a highly regulated environment. These activities result in various financial risks including changes in foreign currency exchange rates, interest rates and government regulatory controls. In addition, CPL Reit is subject to other financial risks associated with the operations of its business. The following describes these financial risks and how they are managed by CPL Reit.

Foreign Currency Exchange Risk

Foreign currency exchange risk results from changes in exchange rates between CPL Reit's reporting currency (Canadian dollars) and the U.S. dollar. At December 31, 2000, 28.7% (15.6% – 1999) of CPL Reit's assets were held in the United States and 17.1% (9.7% – 1999) of its distributable income before corporate costs was generated in the United States. A one cent change in the cost of U.S. dollars would change distributable income by $44 ($23 – 1999). The U.S. operations are funded primarily through U.S. dollar debt which serves to mitigate foreign currency exchange risk.

Interest Rate Risk

Interest rate risk arises with changes in interest costs which affect CPL Reit's floating rate debt on an ongoing basis and its long term debt upon renewal. At December 31, 2000, 36% (38% – 1999) of CPL Reit's long term debt is floating. Each 0.25% change in interest rates changes annual interest costs by $410 ($399 – 1999). To limit interest rate risk CPL Reit fixes the interest rate on its long term debt to the extent possible. Generally, the Trust fixes the term of long term debt for between five and 20 years. To limit exposure to the risk of higher rates at renewal, CPL Reit spreads the maturities of its fixed rate long term debt over time.

Regulatory Risk

During 2000, 39% (45% – 1999) of CPL Reit's revenues were generated in Ontario.

Credit Risk

CPL Reit's financial assets that could be exposed to credit risk are restricted cash, accounts receivable and the note receivable. Restricted cash is held by financial institutions to whom CPL Reit is indebted. As a right of offset risk exists between the restricted cash held and the amount owed to the financial institution, the potential credit risk is mitigated. CPL Reit is exposed to normal credit risk from customers. The Trust has four significant categories of customers: governments, insurance carriers and managed health care organizations, resident clients and nursing homes to which the Trust provides management services. Government customers are comprised of provincial, state and, in the U.S., the federal government. Credit risk associated with these customers relates to their ability to potentially deny certain charges. No single resident, insurance carrier, managed health care organization or nursing home represents more than 3.5% of CPL Reit's accounts receivable at December 31, 2000. The note receivable is secured against the non controlling interest in CPL Subacute LLC. At December 31, 2000 management believes this interest approximates the carrying value of the note receivable.

Fair Value

Fair value represents management's estimate of current market value at a given point in time. The fair value of accounts receivable, restricted cash, and bank indebtedness are determined to be the carrying value of these assets and liabilities at December 31, 2000 and 1999 due to their short term nature. The fair value of long term debt at December 31, 2000 is $465,669 compared to a carrying value of $460,561. The fair value of long term debt at December 31, 1999 and the debt component of the convertible debentures at December 31, 2000 approximate the carrying value.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

22. SEGMENTED INFORMATION

CPL Reit has two reportable operating segments, Canada and the United States. The segments are managed separately due to the differences in legislative environments and funding programs in each of the countries. The accounting policies of the two segments are the same as those described for CPL Reit. Corporate interest expense and trust expenses are managed by the Trust as a separate responsibility and are not allocated to reportable operating segments. CPL Reit has no material inter-segment sales, transfers or expenses.

	Canada		United States		Total	
	2000	1999	**2000**	1999	**2000**	1999
Revenue	**$ 323,503**	$ 291,136	**$ 178,076**	$ 101,683	**$ 501,579**	$ 392,819
Expenses						
Property operating expenses	**258,885**	231,488	**151,919**	87,507	**410,804**	318,995
General, administrative & management	**11,489**	10,018	**5,640**	3,179	**17,129**	13,197
Property operating income	**53,129**	49,630	**20,517**	10,997	**73,646**	60,627
Long term debt and bank interest	**20,429**	17,906	**13,875**	7,626	**34,304**	25,532
Depreciation and amortization	**14,525**	13,202	**6,022**	3,460	**20,547**	16,662
Income before income taxes	**18,175**	18,522	**620**	(89)	**18,795**	18,433
Future income tax (benefit) expense	**(6,149)**	612	**1,791**	(70)	**(4,358)**	542
Current income tax	**362**	451	**52**	31	**414**	482
Income before corporate items	**23,962**	17,459	**(1,223)**	(50)	**22,739**	17,409
Corporate expenses						
Trust expenses					**4,243**	4,086
Long term debt and bank interest					**3,518**	663
Net income					**$ 14,978**	$ 12,660

	Canada		United States		Total	
	2000	1999	**2000**	1999	**2000**	1999
Total assets	**$ 627,737**	$ 651,269	**$ 253,303**	$ 120,584	**$ 881,040**	$ 771,853
Total liabilities	**$ 404,977**	$ 439,739	**$ 205,076**	$ 97,779	**$ 610,053**	$ 537,518
Expenditures for segment assets:						
Properties under development	**$ 25,774**	$ 1,334	**$ —**	$ —	**$ 25,774**	$ 1,334
Capital improvements	**$ 10,792**	$ 10,994	**$ 3,614**	$ 458	**$ 14,406**	$ 11,452
Other significant items:						
Acquisitions	**$ —**	$ 59,156	**$ 58,577**	$ 122,045	**$ 58,577**	$ 181,201

23. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

776

CPL LONG

REAL ESTATE I

First Q

FOR THREE M



777

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

2001 First Quarter Report to Unitholders
(including Management's Discussion & Analysis)

Dear Fellow Unitholders:

CPL Long Term Care Real Estate Investment Trust ("CPL Reit" or the "Trust") produced $6.219 million in distributable income for the first quarter of 2001 compared to $6.401 million for the first quarter of 2000. These results are in line with management's expectations and should not affect the Trust's ability to achieve its growth target in distributable income for the full year.

Historically, CPL Reit's first quarter results are lower than the financial results for subsequent quarters. This seasonal trend reflects higher operational costs due to increased utility and staffing expenses during the winter months. In addition, annual funding changes from Canadian provincial and US state and federal governments usually occur after the Reit's first quarter.

Operationally, CPL Reit achieved improved property operating performance from its US operations compared to the first quarter of 2000 while Canadian operating results were slightly behind those achieved during the first quarter of last year. The Trust's growth initiative continued to be focussed on the new developments where significant progress was achieved. Nine properties are currently under development and a further five are scheduled to begin construction in May 2001.

OPERATING RESULTS

Revenue increased by $16.338 million to $130.148 million during the first quarter of 2001, a 14.4 per cent increase compared to revenue of $113.81 million during the same period in 2000. This revenue increase reflects growth from our Canadian and US divisions and the contribution of two additional month's revenue from the Renaissance portfolio of seven facilities that CPL Reit acquired at the beginning of March 2000. These seven properties contributed an additional $9.009 million in revenue during the first quarter of 2001. On a same facility basis, revenue from CPL Reit's Canadian operations increased by 4.0 per cent and revenue from the of the U.S. division increased 6.3 per cent after eliminating the effect of changes in the exchange rate between the Canadian and US dollars and the effect of the two additional months ownership of the Renaissance facilities.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") increased 5.1% in the first quarter of 2001, growing to $15.620 million compared to $14.866 million during the first quarter of 2000.

The Canadian division experienced increases in expenses slightly greater than revenue increases on a quarter over quarter basis. The Canadian division's operating expenses increased by $3.203 million from the first quarter of 2000 to the first quarter of 2001. Employee expenses increased proportionately with the revenue increase while other expenses, not including utilities, increased by approximately 5%. Utility costs increased by almost 21% comparing the first three months of 2000 to the same period in 2001. This was due to an increase of over 48% in natural gas costs that added $424,000 to expenses.

Operating expenses of the US division increased by $12.056 million from the first quarter of 2000 compared to the same period in 2001. Of this increase, $7.850 million is attributable to owning the Renaissance portfolio of seven facilities for an additional two months. A further $1.684 million resulted from a change in foreign exchange rates. The balance of the increase in expenses of $2.522 million for the first quarter of 2001 compared to the first quarter of 2000 represents a 8.1% increase in operating costs.

Overall, CPL Reit's US operations achieved an operating performance improvement of $1.211 million or 23% from the first quarter of 2000 compared to the first quarter of 2001.

CPL Reit's general, administrative and management expenses increased from $4.008 million for the first three months of 2000 to $4.491million for the first three months of this year. Approximately $330,000 of this increase relates to the ownership of the Renaissance facilities for two additional months and the change in foreign exchange rates. The balance mainly relates to increases in management fees related to revenue increases. The Trust expense decrease of $159,000 from the first quarter of 2000 to 2001 relates to reduced advisory fees, offset by increased professional fees. As a condition for the approval of CPL Reit to the transfer of the management and advisory agreements from Central Park Lodges to Retirement Residences Real Estate Investment Trust, the incentive fee formerly payable under the advisory agreement has been waived until 2007. During the first quarter of 2000, $241,000 had been accrued as a trust expense.

Interest costs, on a consolidated basis, increased to $9.294 million, for the three months ended March 31, 2001, compared to $8.375 million for the same three months in 2000. The increase in interest expense relates to CPL Reit's US operations and its corporate loan facilities.

In Canada, CPL Reit benefited from a decline in interest expense. Its Canadian division reduced the use of its operating line and some of its fixed rate mortgages were renewed at lower interest rates.

The majority of the increase in the US division and corporate interest expense relates to owning the Renaissance properties for the complete first quarter of 2001 as opposed to one month in the first quarter of 2000. Interest costs included in the US operations increased by $889,000 of which, the two additional month ownership of the Renaissance properties accounted for $553,000. A further $147,000 of increase resulted from the change in foreign exchange rates. The balance of the increase in US operations interest costs relates mainly to increased use of operating lines and the conversion of a low fixed rate mortgage in the first quarter of 2000 to a higher floating rate mortgage.

In the United States, where most of the Trust's floating rate debt resides, short term interest rates declined by 1.5% in the first quarter of 2001. This decrease combined with a further reduction implemented in April and forecasted additional declines in 2001, will benefit CPL Reit significantly during the balance of the year by lowering the Trust's borrowing costs.

Approximately $225,000 of the increase in corporate interest expense of $306,000 relates to borrowings on the corporate loan facility used to assist in the financing of the Renaissance acquisition, which was outstanding two additional months in the first quarter of 2001 compared to the same period in 2000. The balance of the increase relates to the difference between interest expense attributable to increased corporate borrowings and the convertible debentures issued in June and October of 2000 less the amount capitalized to the new developments.

After eliminating the effect of the Renaissance acquisition, depreciation and amortization increased by $285,000, from the first quarter of 2000 to the first quarter of 2001. The majority of this increase relates to the amortizing of new deferred financing costs incurred through 2000 with regard to the issuance of the convertible debentures and restructuring of the security for the Trust's corporate loan facility.

Comparisons of net income on a per unit basis for the first quarter of 2001 and first quarter 2000 take into consideration the accounting effects of the convertible debentures that CPL Reit issued in June and October of 2000. The charges to retained earnings in respect to the equity component of the convertible debentures are now subtracted before calculating net income on a per unit basis.

Basic net income per unit, as calculated under this method, was $(0.045) during the first quarter of 2001, while basic net income per unit for the first quarter of 2000 was $0.126. While the effect of the convertible debentures has been included in the calculation of net income per unit, the facilities that the convertible debentures are helping to finance will not begin contributing earnings until 2002.

Distributable income on a per unit basis decreased, reflecting the marginal decline in total distributable income and an increased number of units outstanding. Distributable income on a per unit basis was $0.307 during the first quarter of 2001, compared to $0.326 per unit for the first quarter of 2000.

CPL Reit's financial performance for the first quarter of 2001 as compared to the same period in 2000 is summarized as follows:

Millions	Three Months Ended March 31		%
(except per unit amounts)	2001	2000	change
Revenue	$130.1	$113.8	14.4
EBITDA	11.8	12.0	(1.7)
Net Income	0.5	2.5	(78.7)
Distributable Income	6.2	6.4	(2.8)
Distributable Income per unit	0.307	0.326	(5.8)
Distributions paid to Unitholders	8.3	8.0	4.5
Distributions paid per unit	0.405	0.405	—

CHANGES IN FINANCIAL POSITION

The material changes to the balance sheet after eliminating the effect of the change in the exchange rate between the Canadian and US dollar which was Cdn$1.5001 for each $1.00 US as at December 31, 2000 versus Cdn$1.5774 at March 31, 2001 relate to the increase in properties under development, increase in debt, and the issuance of 2,416,100 units in March 2001.

Properties under development increased by $14.198 million as construction continued on nine projects and pre-development work progressed on nine other projects. Long term debt increased $21.210 million while bank indebtedness increased by $6.109 million from December 31, 2000 to March 31, 2001. Of these increases, $8.205 million resulted from the change in exchange rates, while the majority of the balance relates to funding the investment in properties under development.

Unit Offering

On March 13, 2001, the Trust completed an offering of 2,416,100 units, at a price of $13.90 per unit, for aggregate gross proceeds of $33.584 million and net proceeds of $31.521 million. This offering was made on a "bought deal" basis pursuant to a short form prospectus dated March 6, 2001. CPL Reit will use the net proceeds of the offering for future expansion or development, to take advantage of other opportunities which will otherwise add value to CPL Reit, or for general corporate purposes. As at March 31, 2001, CPL Reit had $27.623 million in cash on its balance sheet from the equity issue. The balance of net proceeds had been used to paydown revolving debt facilities.

DEVELOPMENT ACTIVITY

The development of the 15 new facilities in Ontario and one in Calgary continues on schedule. As of May 7, 2001, nine facilities were under construction with an additional five to begin construction later in the month. All the projects continue on budget with the first facility scheduled to be opened in September 2001 with an additional six of the facilities scheduled to be opened prior to the end of 2001. It is anticipated that the financial results from operations of these new facilities will be included in operating results starting the beginning of 2002.

OUTLOOK

CPL Reit's ability to meet its growth targets for the balance of 2001 depends on various factors, some of which are beyond its direct control. For instance, funding increases from the various Canadian provincial and US state agencies responsible for long term care have just begun to be announced. To date, these increases have met or exceeded the Trust's expectations. Occupancies, on average, continued to remain stable through the first quarter, which remains the Trust's outlook for the balance of the year. Interest rates in the United States, where CPL Reit has the majority of its floating rate debt, have declined ahead of the Trust's expectations, which will benefit CPL Reit by reducing its interest costs through the balance of the year.

Upward pressure on wage costs remains an uncertainty for CPL Reit. However, settlements to date have been in line with management's forecasts. Most other cost increases continue to remain moderate with the exception of natural gas costs which added over a half a million dollars in expense for the first quarter of 2001 compared to the first quarter of 2000. With the majority of the heating season encompassed in the first quarter, absolute increases should be far less on a quarterly basis for the balance of the year.

Recent economic measures showing a rapid decline in the performance of the Canadian and US economies should have little or no immediate effect on CPL Reit's performance while having the potential to limit future operating cost increases.

May 7, 2001



CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Second Quarter Report 2001

FOR THE PERIOD ENDED JUNE 30, 2001

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

2001 Second Quarter Report to Unitholders

Dear Fellow Unitholders:

The second quarter of 2001 had both positive and disappointing operating results. CPL REIT's US operations delivered very positive results, continuing to show significant improvement. Distributable income from the US operations increased to $2,953,000 for the second quarter of 2001 compared to $1,426,000 for the same quarter of 2000. The Canadian operations however, were negatively affected by operating cost increases. This resulted in a decline in the Canadian operation's distributable income from $9,105,000 in the second quarter of 2000 to $7,082,000 in the same quarter in 2001.

On a consolidated basis, which in addition to the Canadian and US operations includes corporate costs, total distributable income was $8.258 million for the second quarter of 2001, compared to $8.231 million for the second quarter of 2000. On a per unit basis, distributable income declined to $0.369 per unit for the second quarter of 2001 from $0.418 per unit for second quarter of 2000. The decline resulted from an increase in the weighted average number of outstanding units, which is largely attributable to the equity issue completed in March of this year.

CPL REIT's development program continued to accelerate during the second quarter. As of the end of July 2001, 14 new facilities were under construction. The first of these facilities is anticipated to begin accepting residents in October. Two additional facilities are scheduled to be under construction prior to the end of the year. In addition, the redevelopment of CPL REIT's Essex facility, which is located east of Windsor, began in May. The redevelopment will provide for 104 beds to replace the existing operation.

CPL REIT has recently completed a reassessment of the financial viability of proceeding with further developments in Ontario. Based on this reassessment, CPL REIT has concluded not to proceed with any additional developments in Ontario at this time. Increasing development costs combined with declining operating margins would result in projected financial returns which would not achieve the Trust's required financial returns. CPL REIT remains fully committed to the development of the 15 facilities it is currently undertaking in Ontario which meet CPL REIT's required investment criteria.

For the balance of the year, CPL REIT anticipates continued improvement in the financial performance of the US operations. Funding increases combined with ongoing operating improvements and stable to slightly increasing occupancies should continue to deliver positive operating results. Furthermore, when combined with the significant declines in floating interest rates, which were still occurring throughout the second quarter and into July, CPL REIT believes the improvement in financial results of the US operations will continue.

It is expected that the Canadian operations will perform slightly below last year's results, but not to the extent experienced in the second quarter of 2001. Increased operating expenses were substantially reflected in the second quarter while the balance of the revenue increases only came into effect the beginning of the third quarter. In addition, Canadian operations during the second quarter of 2000 were positively affected by non-recurring retroactive funding increases. Declining floating interest rates are expected to provide reduced interest costs that will offset a portion of the REIT's higher operating costs in Canada.

Since going public in 1997, CPL REIT's policy had been to distribute all of its distributable income. However, over recent years a number of REITs have reduced their percentage distribution in order to help fund capital expenditures and other non-operating recurring cash requirements. CPL REIT's Board of Trustees has determined this approach to be prudent for CPL REIT and has accordingly amended the Trust's distribution policy. Beginning with the August, 2001 distribution, CPL REIT's Board of Trustees has decided to distribute 11.5 cents per unit per month compared to the previous monthly distribution of 13.5 cents per unit. This new distribution equates to $1.38 per unit on an annualized basis and would yield approximately 9.85% based on recent trading prices.

The outlook for the balance of the year remains positive. Demand for long term care services continues to grow and governments appear to recognize that increased funding is needed to ensure the viability and corresponding expansion of these services.

On behalf of the Trustees and Management

John Crow, Chairman

Barry Reichmann, President

August 20, 2001

Management's Discussion and Analysis of Operations and Financial Condition

The following discussion reviews the operating performance and financial condition of CPL Long Term Care Real Estate Investment Trust and its subsidiaries ("CPL REIT" or the "Trust") and provides information concerning the significant developments and issues that affected the financial results for the three months and six months ended June 30, 2001 compared to the same periods in 2000 ("Interim M. D. & A."). This interim M. D. & A. should be read in conjunction with the unaudited interim consolidated financial statements for the periods ended June 30, 2001 and 2000 and the audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2000.

CPL REIT is an unincorporated closed end investment trust established pursuant to and governed by a declaration of trust. The Trust's business is the ownership, and through subsidiaries, the operation of long term care facilities, which provide health care based accommodation and services mainly to senior populations.

At June 30, 2001, CPL REIT owned 58 long term care properties (the "facilities") with 7,898 beds located in five provinces in Canada and 20 facilities with 2,230 beds located in eight states in the United States.

In addition to the facilities owned by CPL REIT, it operated 11 facilities in Ontario on behalf of third parties with a total of 1,246 beds at June 30, 2001.

RESULTS OF OPERATIONS

CPL REIT's financial operating performance for the second quarter ended June 30, 2001 compared to the same period in 2000 and on a year to date basis, is summarized as follows:

Millions (except per unit amounts)	Three Months Ended June 30		% Change	Six Months Ended June 30		% Change
	2001	2000		2001	2000	
Revenue	$133.7	$125.3	6.7	$263.8	$239.1	10.4
EBITDA	16.8	17.9	(6.4)	32.4	32.8	(1.2)
Net income	2.6	4.6	(43.7)	3.1	7.1	(56.0)
Distributable income	8.3	8.2	(0.3)	14.5	14.6	(1.1)
Distributable income per unit	0.369	0.418	(11.7)	0.679	0.744	(8.7)
Distributions paid to unitholders	9.1	8.0	13.9	17.4	15.9	9.2
Distributions paid per unit	0.405	0.405	–	0.81	0.81	–

Net Income and Distributable Income

Net income for the second quarter of 2001 decreased to $2.575 million from $4.570 million in the second quarter of 2000. For the six months ended June 30, 2001, CPL REIT's net income was $3.104 million, down from $7.055 million in the six months ended June 30, 2000. Net income in the second quarter of 2001 was positively affected by a $4.75 million adjustment to future income tax assets following changes to Provincial tax legislation, largely in Ontario. Comparative net income was positively impacted by similar Federal and Ontario tax legislation changes which increased net income by $1.8 million in the second quarter of 2000. The tax adjustment of $4.75 million was offset by a charge to goodwill in the amount of $4.5 million relating to a revision of the useful life of certain facilities owned by CPL REIT in the current quarter.

Although net income is not affected by charges to retained earnings in respect of the equity component of the convertible debentures, comparisons of net income on a per unit basis for the second quarter of 2001 and second quarter 2000 take into consideration the accounting effects of the convertible debentures. These charges are deducted from net income when calculating net income available to unitholders on a per unit basis. Basic net income per unit, as calculated under this method, was $0.05 during the second quarter of 2001, compared to $0.2227 for the same quarter in 2000. Basic net income per unit for the year to date was $0.01, compared with $0.354 for the six months ended June 30, 2000. While the effect of the convertible debentures has been included in the calculation of net income per unit, new facilities financed in part by the issuance of convertible debentures will not begin contributing to earnings until 2002.

Segmented and Acquisition Information

The Trust's operations are segmented between Canadian and US divisions. This review analyzes the performance of these divisions separately where appropriate due to operating, market or other business conditions and otherwise the review is presented on a consolidated basis.

CPL REIT's growth strategy has historically focused on strategic acquisitions and selective property developments. Through these activities the Trust has continued to add to its portfolio of facilities. This can have a material effect on the growth in financial results and the financial position of the Trust.

In the past six quarters, CPL REIT's growth has occurred in the United States, where CPL REIT added 7 facilities with 599 beds on February 29, 2000. In Canada, CPL REIT has not added any new facilities in 2000 or the first half of 2001.

The comparative results of operation have been affected on a year to date basis, but not on a Second Quarter to Second Quarter basis by the acquisitions that were completed in the first quarter of 2000 in the United States. The following table shows the change in the financial results for the six month period ended June 30, with and without the change attributable to the acquisition on CPL REIT's operating segments:

000's	Six Months ended June 30, 2001	Six Months ended June 30, 2000	Total Change $	Total Change %	Change attributable to acquisitions $	Change after eliminating acquisitions $	Change after eliminating acquisitions %
Canadian Operations Division							
Revenue	$ 162,385	$ 157,630	$ 4,755	3.0 %	-	$ 4,755	3.0%
Expenses							
Property operating expenses	132,615	125,632	(6,983)	(5.6)%	-	(6,983)	(5.6)%
General, administrative						-	
and management	5,989	5,653	(336)	(5.9)%	-	(336)	(5.9)%
Property operating income	23,781	26,345	(2,564)	(9.7)%	-	(2,564)	(9.7)%
Long term debt and bank interest	9,699	10,223	524	5.1 %	-	524	5.1%
Depreciation and amortization	13,367	7,603	(5,764)	(75.8)%	-	(5,764)	(75.8)%
Income before income taxes	$ 715	$ 8,519	$ (7,804)	(91.6)%	-	$ (7,804)	(91.6)%
US Operations Division							
Revenue	$ 101,479	$ 81,451	$ 20,028	24.6 %	$ $9,009	$ 11,019	13.5%
Expenses							
Property operating expenses	86,999	70,050	(16,949)	(24.2)%	(7,850)	(9,099)	(13.0)%
General, administrative							
and management	3,525	2,751	(774)	(28.1)%	(253)	(521)	(18.9)%
Property operating income	10,955	8,650	2,305	26.6 %	906	1,399	16.2%
Long term debt and bank interest	6,855	6,462	(393)	(6.1)%	(533)	140	2.2%
Depreciation and amortization	3,494	2,769	(725)	(26.2)%	(340)	(385)	(13.9)%
Income before income taxes	$ 606	$ (581)	$ 1,187	(204.3)%	$ 33	$ 1154	198.6%
Corporate expenses not allocated to divisions							
Trust expenses	2,355	2,218	(137)	(6.2)%		(137)	(6.2)%
Long term debt and bank interest	1,179	1,254	75	6.0 %		75	6.0%
Total Income before income taxes	$ (2,213)	$ 4,466	$ (6,679)	(149.6)%	$ 33	$ (6,712)	(150.3)%

Revenue

Revenue increased by $8.445 million to $133.716 million during the second quarter of 2001, a 6.7 per cent increase compared to revenue of $125.271 million during the same period in 2000. This revenue increase reflects particularly strong growth from the US division.

Year to date revenues grew by $24.783 million, of which $9 million is attributable to the February 29, 2000 acquisition of properties in the United States. Comparing the first six months of 2001 to 2000, Canadian revenues grew by 3%, while after adjusting for the effect of the acquisitions in the US, US revenues increased 13.5%.

On a same facility basis, revenue from CPL REIT's Canadian operations increased by 2.1 per cent and revenue from the US division increased 10 per cent after eliminating the effect of the exchange rate between Canadian and US dollars. The growth in Canadian revenues both for the three months and six months ended June 30, 2001 compared to the same period in 2000 was affected by the receipt of a prior period funding increase of $641,000 in the second quarter of 2000. When this is eliminated, revenues would have increased by 2.9% in the second quarter of 2001 compared to the same quarter of 2000.

Property Operating Expenses
Property operating expenses represent costs incurred at the facilities. These costs are made up of employee expenses, supplies, utilities, maintenance and property taxes.

Property operating expenses in Canada increased by $3.780 million from the second quarter of 2000 to the second quarter of 2001. Excluding the effect of costs funded directly by government reimbursement, salaries, wage and benefit costs grew by 7% when compared to the second quarter of 2000, while other expenses, not including utilities, increased by approximately 8%. Utility costs increased by almost 20% comparing the second quarter of 2000 to the same period in 2001. This was due to an increase of over 56% in natural gas costs that added $357,000 to expenses for the second quarter of 2001 compared to the second quarter of 2000.

US division property operating expenses increased by $4.893 million in the second quarter of 2001, compared with the second quarter of 2000. Of this increase, $1.673 million is attributable to a change in foreign exchange rates. The balance of the increase in expenses of $3.220 million for the second quarter of 2001 compared to the second quarter of 2000 represents a 7.7% increase in operating costs, compared to a 10% increase in revenues for the quarter. Overall, CPL REIT's US operations achieved a second quarter property operating income performance improvement of US$1.099 million or 36.2% as compared to the second quarter of 2000.

On a consolidated basis, year to date property operating expenses grew by 12.2%. In Canada, costs rose by 5.6% comparing the first six month of 2001 to the same period in 2000, influenced by salary, wage and benefit costs and natural gas cost increases.

Year to date US property operating expenses increased 13.0%. The increase reflects higher occupancy levels combined with increased labour costs.

General, Administrative and Management Expenses
In Canada, general, administrative and management expenses for the second quarter of 2001 increased to $3.1 million compared to $2.838 million in the second quarter of 2000. This was due to higher management fee costs based on revenue increases and to a non-recurring recovery relating to fringe benefit costs which was included in the second quarter results for 2000.

US operations general, administrative and management expenses increased by $365,000 from $1.558 million for the three months ended June 30, 2000 compared to $1.923 million for the same three months in 2001. The increase resulted from higher management fees because of increased revenues, higher health insurance costs and higher staffing costs due to filling of vacant positions.

The Canadian operations general, administrative and management expenses increased to $5.989 million for the six month period ended June 30, 2001 from $5.653 million for the same period of 2000. The balance mainly relates to increases in management fees based upon revenue increases.

After eliminating the effect of the Renaissance acquisition, US operations general, administrative and management expenses increased $521,000 or 18.9%. Of this increase, $75,000 relates to the change in exchange rates between the Canadian and US dollar while the balance relates to increased management costs including management fees resulting from increased revenues.

Trust Expenses

The Trust expense increase of $296,000 from the second quarter of 2000 to 2001 relates to increased professional fees offset by reduced advisory fees. As a condition for the approval of CPL REIT to the transfer of the management and advisory agreements from Central Park Lodges to Retirement Residences Real Estate Investment Trust, the incentive fee formerly payable under the advisory agreement has been waived until 2007. During the second quarter of 2000, $100,000 had been accrued as an incentive fee expense. Year to date, Trust expenses increased by $137,000 to $2.355 million, largely due to the timing of professional fees and expenses.

Interest Expense

Interest costs, on a consolidated basis, decreased to $8.438 million for the three months ended June 30, 2001, compared to $9.564 million for the same three months in 2000. The decrease in interest expense relates mainly to CPL REIT's US operations and its corporate loan facilities. Year to date, interest expense declined from $17.939 million for the first six months of 2000 to $17.733 million in 2001.

In the United States, where most of the Trust's floating rate debt resides, short term interest rates declined by 1.5% in the first quarter of 2001, and a further 1% in the second quarter. This decrease, combined with a further one-quarter percent reduction in July 2001, will benefit CPL REIT significantly during the balance of the year by lowering the Trust's borrowing costs.

In Canada, long term debt and bank interest declined from $5.052 million in the second quarter of 2000 to $4.804 million. The reduction in expense resulted from the reduced use of its revolving operating bank loan which occurred as a result of applying a portion of the proceeds from CPL REIT's March 2001 unit offering to reduce the average outstanding loan balance. As well, certain of its fixed rate mortgages were renewed at lower interest rates.

The majority of the decrease in the US division interest expense in the second quarter of 2001 compared to the second quarter of 2000 relates to significant reductions in interest rates on US floating rate debt.

Corporate interest expense declined to $408,000 in the second quarter of 2001 from $790,000 in the second quarter of 2000 as a result of the decline in Canadian and US interest rates and because of a reduction in the average outstanding loan balance.

Interest costs of the US operations for the six month period increased by $393,000 mainly due to the effect of the Renaissance acquisition in late February 2000, which accounted for a $533,000 increase. A further $293,000 increase resulted from the change in foreign exchange rates. These increases were offset by reduced interest rates.

Interest costs incurred by the Canadian operations for the six months ended June 30 declined to $9.699 million in 2001 from $10.223 million in 2000. As with the second quarter the decline resulted from a reduction in interest rates and the application of a portion of the March 2001 equity issue to the Canadian operating line.

For the first six months of the year, corporate interest expense declined marginally. Approximately $225,000 of the expense incurred in 2001 relates to additional borrowings on the corporate loan facility used to assist in the financing of the Renaissance acquisition, which was outstanding two additional months in the first six months of 2001 compared to the same period in 2000. As well, interest costs in the second quarter were reduced as a result of utilizing a portion of the proceeds of the March 2001 unit offering to reduce long term debt. The balance of the change relates to the difference between interest expense attributable to increased corporate borrowings and the convertible debentures issued in June and October of 2000 less the amount capitalized to the new developments.

Income Taxes
CPL REIT distributes its income for income tax purposes to its unitholders so that it does not incur any cost for income tax under Part I of the Income Tax Act (Canada). The income tax provision included in the financial statements represents the tax liabilities or benefits from its Canadian and US subsidiaries.

Net income in the second quarter of 2001 was positively affected by a $4.75 million adjustment to future income tax assets following changes to Provincial tax legislation, largely in Ontario. Comparative net income was positively impacted by similar Federal and Ontario tax legislation changes which increased net income by $1.8 million in the six month period ended June 30, 2000.

Current income tax relates to Canadian Federal large corporation tax and US state taxes incurred in its subsidiaries.

CHANGES IN FINANCIAL CONDITION

Assets
The total book value of assets increased by 3.6%, from $881.025 million at December 31, 2000 to $912.781 million at June 30, 2001 primarily due to increased investment in properties under development.

Property Investments
Property investments decreased by $3.646 million over the period from December 31, 2000 to June 30, 2001 due to depreciation costs net of $3.611 million in capital improvements.

Property investments include land, buildings and furniture and equipment as well as the cost attributed to the licenses granted by provincial and state governments. These licenses are required to operate long term care beds in all jurisdictions in which CPL REIT owns facilities. At June 30, 2001, the book value of the licenses was $45.917 million compared to $47.548 million at December 31, 2000.

Properties Under Development
CPL REIT experienced significant growth in this asset category during the six month period, growing by $38.369 million due to the development activity related to the 15 new facilities in Ontario plus the redevelopment of a property in Ontario and the construction of one new facility in Alberta.

Goodwill and Deferred Charges
The net carrying value of goodwill at the end of June, 2001 was $42.454 million compared to $48.786 million at December 31, 2000. This decrease relates to amortization of goodwill and to a charge of $4.5 million in the second quarter of 2001 resulting from a revision of the useful life of certain facilities owned by CPL REIT.

Deferred charges, which are primarily financing charges, decreased from a net book value of $9.508 million at December 31, 2000 to $8.775 million at June 30, 2001.

Accounts Receivable, Prepaid Expenses and Other Assets
Eliminating the effect of changes in foreign exchange rates, accounts receivable, prepaid expenses and other assets grew by $3.130 million, largely arising from increases in US accounts receivable due to timing of collections on Medicare payments and increases in prepaid expenses largely due to timing.

LIABILITIES

Long Term Debt
Total long term debt at the end of the second quarter of 2001 totaled $480.652 million compared to $460.561 million at the end of 2000. The increase of $20.091 million was due to the incurrence of additional debt used to assist with financing $38.369 million of properties under development during the period. Included in long term debt are first mortgages of $437.034 million, other long term debt of $1.666 million and the Trust's corporate facility which had $41.952 million outstanding at June 30,2001.

The Trust has $20.183 million of fixed rate mortgage loans due on maturity during the balance of 2001. In addition, CPL REIT's corporate facility was renewed in June 2001 for a further 18 month period ending December 31, 2002. Certain covenant requirements under various non-recourse mortgages in CPL REIT's US operations were not being met as of June 30, 2001. These covenants relate to interest coverage multiples. None of the borrowers have received official notices setting out the covenant violations. It is estimated that $13.020 million in repayments would be required to satisfy existing covenant requirements should lenders exercise their rights in this regard. CPL REIT anticipates renewing all loans maturing in 2001.

Convertible Debentures
For accounting purposes, interest charged to earnings is effectively calculated on the outstanding balance of the debt component at a rate of 11.3%. At each payment date (June 1 and December 1 annually), a portion of the semi annual interest payment is applied as a reduction of the debt component, so that the principal component is fully amortized by the end of the term. In addition, holders of Convertible Debentures exercised conversion privileges in respect of 77,827 units issued during the six month period ended June 30, 2001.

Note Payable
As scheduled, the note payable was reduced by $4.0 million in January, 2001. While the note is non-interest bearing, an imputed 4% discount rate is reflected in the financial statements. The balance of the note, in the amount of $1.95 million, is due in January 2002.

Unitholders' Equity
Unitholders' equity was increased in March 2001, when the Trust completed an offering of 2,416,100 units, for aggregate gross proceeds of $33.584 million and net proceeds of $31.521 million after expenses of the offering. The net proceeds were used to pay down revolving term loan facilities and to fund properties under development.

As well, the equity component of Convertible Debentures, included in Unitholders' Equity, was increased by a charge to retained earnings over the term (referred to as accretion) to the full face value of the debentures. During the first six months of 2001, the accretion of the equity component of convertible debentures amounted to $2.883 million.

CAPITAL REQUIREMENTS

CPL REIT continually invests capital in its facilities to ensure they are well maintained and remain competitive in their markets. In the first six months of 2001, CPL REIT invested $3.611 million in capital improvements in order to maintain and improve its facilities. It is anticipated that a similar amount will be invested in the existing facilities during the second half of 2001. In addition, the Trust has commenced the redevelopment of a facility which will be completed in 2002 at a cost of approximately $12.5 million. These capital expenditures are funded out of working capital, including the Trust's corporate facility, which, in turn, is paid down periodically from new long term debt facilities or equity issues. CPL REIT is undertaking a major development program of 16 new facilities, which will add 1,694 new long term care beds and a redevelopment program which will replace 210 beds. With the exception of a 138 bed facility in Calgary, these projects are all located in Ontario. Nine facilities were under construction at June 30, 2001. Construction has commenced on five facilities since June 30, 2001 with construction scheduled to start on the last two in the fall of 2001. It is estimated that the cost to develop these facilities will total approximately $240 million. As of June 30, 2001, CPL REIT had invested $65.823 million towards the projected cost.

Project financing commitments have been entered into for nine of the facilities for up to $103.505 million at an average interest rate of 6.8% per annum and for a term that covers the development period plus 20 years. It is anticipated that project financing will provide for approximately 75% of the total cost of each development. The balance of the anticipated cost will be financed by borrowings under the Trust's corporate facility.

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Balance Sheets

(unaudited)

(thousands of dollars)	*note*	As at June 30 2001	As at December 31 2000
ASSETS			
Property investments		$ 741,151	$ 744,797
Properties under development	3	65,823	27,454
Goodwill and deferred charges		51,229	58,294
Accounts receivable, prepaid expenses and other assets		46,468	43,025
Note receivable		6,513	6,513
Future income tax assets	4	1,597	942
		$ 912,781	**$ 881,025**
LIABILITIES			
Long term debt	5	$ 480,652	$ 460,561
Bank indebtedness		20,308	17,846
Debt component of convertible debentures		27,690	30,805
Accounts payable and accrued liabilities		58,116	58,097
Future income tax liabilities	4	26,804	31,668
Note payable		1,742	5,534
Non controlling interest		5,527	5,527
		620,839	**610,038**
UNITHOLDERS' EQUITY	6	**291,942**	**270,987**
		$ 912,781	**$ 881,025**
Commitments and contingencies	7		

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

793

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Income

(unaudited)

(thousands of dollars)	note	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
REVENUE		$ 133,716	$ 125,271	$ 263,864	$ 239,081
EXPENSES					
Property operating expenses		110,564	101,891	219,614	195,682
General, administrative and management	8	5,023	4,396	9,514	8,404
PROPERTY OPERATING INCOME		**18,129**	**18,984**	**34,736**	**34,995**
Trust expenses		1,369	1,073	2,355	2,218
INCOME BEFORE THE UNDERNOTED		**16,760**	**17,911**	**32,381**	**32,777**
Long term debt and bank interest		8,438	9,564	17,733	17,939
Depreciation and amortization	2	10,971	5,534	16,861	10,372
INCOME BEFORE INCOME TAXES		**(2,649)**	**2,813**	**(2,213)**	**4,466**
Future income tax benefit	4	(5,288)	(1,873)	(5,489)	(2,795)
Current income tax	4	64	116	172	206
NET INCOME		**$ 2,575**	**$ 4,570**	**$ 3,104**	**$ 7,055**
ADD					
Depreciation and amortization		10,971	5,534	16,861	10,372
Future income tax benefit	4	(5,288)	(1,873)	(5,489)	(2,795)
DISTRIBUTABLE INCOME	9	**$ 8,258**	**$ 8,231**	**$ 14,476**	**$ 14,632**
Basic net income per unit		**$ 0.050**	$ 0.227	**$ 0.010**	$ 0.354
Fully diluted net income per unit		**$ 0.050**	$ 0.224	**$ 0.010**	$ 0.352

Per unit calculations 10

The accompanying notes are an integral part of the financial statements.

794

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Unitholders' Equity

For the six months ended

(unaudited)

(thousands of dollars)	note	Units in $	Net income and distributions	Equity components of convertible debentures	Foreign currency translation adjustment	Total
UNITHOLDERS' EQUITY December 31, 1999		$ 269,894	$ (33,448)	$ -	$ (2,111)	$ 234,335
CHANGES DURING THE PERIOD						
Net income			7,055			7,055
Distributions to unitholders	9		(15,939)			(15,939)
Subscriptions	6	643				643
Issue costs				(837)		(837)
Equity component of convertible debentures				20,373		20,373
Equity component of convertible debentures - holder options				647		647
Accretion on equity component of convertible debentures			(98)			(98)
Foreign currency translation adjustment					1,541	1,541
UNITHOLDERS' EQUITY June 30, 2000		$ 270,537	$ (42,430)	$ 20,183	$ (570)	$ 247,720
UNITHOLDERS' EQUITY December 31, 2000		$ 271,285	$ (52,169)	$ 51,539	$ 332	$ 270,987
CHANGES DURING THE PERIOD						
Net income			3,104			3,104
Distributions to unitholders	9		(17,403)			(17,403)
Subscriptions	6	37,630				37,630
Issue costs		(2,063)				(2,063)
Equity component of convertible debentures (net of conversions)				2,254		2,254
Equity component of convertible debentures - holder options (net of conversions)				(18)		(18)
Accretion on equity component of convertible debentures			(2,883)			(2,883)
Foreign currency translation adjustment					334	334
UNITHOLDERS' EQUITY June 30, 2001		$ 306,852	$ (69,351)	$ 53,775	$ 666	$ 291,942

The accompanying notes are an integral part of the financial statements.

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Cash Flows

(unaudited)

(thousands of dollars)	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net income	$ 2,575	$ 4,570	$ 3,104	$ 7,055
Items not affecting cash:				
Depreciation and amortization	10,971	5,534	16,861	10,372
Future income tax	(5,288)	(1,873)	(5,489)	(2,795)
Advisory fees paid through issue of units	414	298	807	604
FUNDS FROM OPERATIONS	8,672	8,529	15,283	15,236
Non-cash change in working capital	(3,638)	(4,741)	(6,089)	(7,475)
	5,034	3,788	9,194	7,761
FINANCING				
Mortgage principal repayment	(3,948)	(1,306)	(5,697)	(3,091)
Mortgage financing	10,788	-	12,284	-
Repayment of note payable	-	-	(4,000)	(3,000)
Reduction of debt component of convertible debentures	(2,743)	-	(2,743)	-
Proceeds from offering of convertible debentures (net of issue costs)	-	33,120	-	33,120
Proceeds from offering of units (net of issue costs)	-	-	31,459	-
Proceeds from excerise of options	216	-	216	-
Change in revolving term facility	(2,073)	(10,013)	11,316	(5,481)
Distributions to unitholders	(9,044)	(7,950)	(17,338)	(15,899)
	(6,804)	13,851	25,497	5,649
INVESTING				
Business and asset acquisitions, net of liabilities assumed	-	-	-	(1,613)
Deferred charges	(117)	(2,224)	(515)	(2,351)
Properties under development	(20,625)	(5,792)	(33,027)	(10,244)
Capital improvements	(1,464)	(2,639)	(3,611)	(4,196)
	(22,206)	(10,655)	(37,153)	(18,404)
CHANGE IN CASH POSITION	(23,976)	6,984	(2,462)	(4,994)
CASH (BANK INDEBTEDNESS), BEGINNING OF PERIOD	3,668	(28,721)	(17,846)	(16,743)
BANK INDEBTEDNESS, END OF PERIOD	$ (20,308)	$ (21,737)	$ (20,308)	$ (21,737)
SUPPLEMENTAL DISCLOSURE OF CASHFLOWS				
Payments for interest	$ 8,969	$ 8,960	$ 17,823	$ 17,343
Payments for income taxes	$ 121	$ 291	$ 197	$ 703

The accompanying notes are an integral part of the financial statements.

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

These consolidated interim financial statements should be read in conjunction with CPL Long Term Care Real Estate Investment Trust's ("CPL Reit" or the "Trust") most recent annual consolidated financial statements (December 31, 2000) as they do not conform in all respects to the disclosure requirements of annual financial statements prepared in accordance with Canadian generally accepted accounting principles. These consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except for the method of application noted in note 2 below.

1. THE TRUST

CPL Long Term Care Real Estate Investment Trust is an unincorporated, closed-end investment trust created pursuant to a Declaration of Trust dated February 20, 1997, as amended, and governed by the laws of Ontario. CPL Reit began operations on May 6, 1997. The Trust invests in real properties operated as long term care facilities in Canada and the United States. CPL Reit leases the properties to wholly owned subsidiaries, which operate the long term care facilities.

Long term care facilities experience a degree of variability in earnings as annual regulatory rate changes typically occur during CPL Reit's second and third quarters and in some jurisdictions seasonal fluctuations in occupancies impact revenues. In contrast, operating expenses, other than utilities and staff leave which are higher during the winter months, tend to increase proportionately throughout the year.

CPL Reit is taxed as a 'mutual fund trust' for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL Reit to the Unitholders of CPL Reit and deduct such distributions and designations for income tax purposes.

Canadian and U.S. subsidiaries of CPL Reit are subject to tax on their taxable income under the Canadian Income Tax Act and the U.S. Internal Revenue Code respectively.

2. CHANGE IN ESTIMATES

CPL Reit depreciates income producing buildings based on the sinking fund method using an imputed interest rate of 5%. Management has reduced its estimate of the anticipated useful lives of certain of its properties located in Ontario based on a review of these facilities that considered their classification as determined by the Ontario provincial government. This change in accounting estimate will increase depreciation by approximately $980 per quarter and will be applied prospectively. In connection with the reduction in the estimate of useful lives of these facilities, management has reduced the carrying value of the goodwill related to these facilities by $4,500.

3. PROPERTIES UNDER DEVELOPMENT

The following costs have been capitalized to properties under development:

	June 30 2001	December 31 2000
Interest	$ 3,483	$ 1,287
General and administrative expenses	4,205	2,353
	$ 7,688	$ 3,640

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

4. INCOME TAXES

The provision for income taxes pertains to the Canadian and U.S. based subsidiaries and is summarized as follows:

	Quarter ended June 30		Six months ended June 30	
	2001	2000	2001	2000
Provision for income taxes at the combined statutory federal, provincial and state income tax rate	$ (40)	$ (73)	$ (1,060)	$ (995)
Large corporations tax	64	116	172	206
Adjustment to future income tax assets and liabilities for changes in income tax legislation	(4,750)	(1,800)	(4,750)	(1,800)
Valuation allowance for unused loss carryforwards	(498)	-	321	-
	$ (5,224)	$ (1,757)	$ (5,317)	$ (2,589)

5. LONG TERM DEBT

Long term debt consists of the following:

	Canada		United States		Total	
	June 30 2001	December 31 2000	June 30 2001	December 31 2000	June 30 2001	December 31 2000
Fixed	$ 280,593	$ 270,230	$ 26,662	$ 25,250	$ 307,255	$ 295,480
Floating	45,286	36,748	128,111	128,333	173,397	165,081
	$ 325,879	$ 306,978	$ 154,773	$ 153,583	$ 480,652	$ 460,561

Long term debt bears interest at the following weighted average annual interest rates:

	Canada		United States		Total	
	June 30 2001	December 31 2000	June 30 2001	December 31 2000	June 30 2001	December 31 2000
Fixed	6.89%	6.95%	8.32%	8.23%	7.25%	7.06%
Floating	6.08%	7.40%	6.69%	9.13%	6.41%	8.81%

Long term debt includes U.S. denominated amounts of $102,228 U.S. (December 31, 2000 - $106,926 U.S.). CPL Reit has provided first charges on certain of its properties as security for the debt.

At June 30, 2001, CPL Reit had utilized $41,952 (December 31, 2000 - $30,635) of a corporate facility of $65,000 (December 31, 2000 - $65,000). The revolving term facility may be utilized for working capital requirements, acquisitions or properties under development The revolving term facility is secured by, among other things, a general security interest on the assets of CPL Reit plus first and second mortgages on specific properties of CPL Reit. The revolving term facility matures on December 31, 2002 and may be extended at the option of the lender.

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

5. LONG TERM DEBT (continued)

Certain properties of the U.S. subsidiaries of the Trust are not in compliance with certain covenants under the terms of their loan agreements. Discussions are in progress with the lenders to remedy the situation. $13,020 in debt repayments would be required currently to meet existing covenant requirements. CPL Reit and its subsidiaries are current with all payment obligations.

6. UNITHOLDERS' EQUITY

Units Issued and Outstanding

The interests in the Trust are represented by a single class of units which are unlimited in number. Each unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of units issued and outstanding is as follows:

	Units	Amount
Balance at December 31, 1999	**19,652,170**	**$ 269,894**
Units issued in connection with the payment of advisory fee expense	43,112	604
Units issued in connection with the Distribution Re-investment Plan	2,862	39
Balance at June 30, 2000	**19,698,144**	**$ 270,537**
Balance at December 31, 2000	**19,751,682**	**$ 271,285**
Issuance of units on March 13, 2001, pursuant to a Prospectus dated March 6, 2001	2,416,100	33,584
Issue costs		(2,063)
Units issued as consideration for additional beds	159,035	2,081
Units issued in connection with the payment of advisory fee expense	49,529	666
Units issued on conversion of convertible debentures exercised at the holders option	77,827	1,019
Units issued on the exercise of options	21,667	216
Units issued in connection with the Distribution Re-investment Plan	5,118	64
Balance at June 30, 2001	**22,480,958**	**$ 306,852**

On August 8, 2001, 28,028 units ($403) were approved for issuance in connection with the payment of the second quarter of 2001 advisory fee expense.

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

7. COMMITMENTS AND CONTINGENCIES

CPL Reit has entered into development agreements with the Province of Ontario Ministry of Health and Long Term Care to build build 18 new facilities in Ontario. In addition, CPL Reit is developing one new facility in Alberta (140 beds). If all of these facilities are developed as currently planned, CPL Reit will invest an additional $218,000 to complete the facilities. CPL Reit has outstanding letters of credit in the amount of $2,476 related to these developments. The majority of the facilities being developed are targeted to be included in operations between the first quarter of 2002 and the end of 2002. CPL Reit has secured commitments from a major Canadian financial institution to provide construction financing up to $103,505 for 9 of the properties under development with interest rates ranging between 6.73% and 6.853%.

8. RELATED PARTY TRANSACTIONS

a) Transfer of management and advisory agreements

On April 11, 2001, Central Park Lodges Inc. ("Lodges") (formerly Central Park Lodges Ltd.) transferred its interest in the advisory and management agreements referred to in note 8 b) I) i) to Retirement Residences Operations (REIT) LP, ("RROLP"), a subsidiary entity of Retirement Residences Real Estate Investment Trust ("Retirement REIT"). In connection with the transfer, CPL Reit required that RROLP agree to certain conditions pertaining to the provision of service and the waiver of the incentive fee referred to in note 8 b) I) ii) and certain of the management and advisory fees referred to in note 8 b) I) i) until the year 2007. To meet the requirements of the management agreement noted in note 8 b) I) i), on April 11, 2001 Lodges transferred 852,045 units of CPL Reit to Retirement REIT.

b) Central Park Lodges Inc.

I) Management and advisory agreements

CPL Reit, including its wholly owned subsidiaries had entered into advisory and management agreements with Lodges which prior to the transfer of units described in note 8 a) owned 15% (2000 - 15%) of the units of CPL Reit, whereby Lodges provided certain administrative and management services, and investment advice, to CPL Reit and its operators.

Under the terms of the agreements, Lodges was entitled to the following:

(i) Management and advisory fees:

(i) A management fee of 2.75% of the gross operating revenues of certain of the operators;

(ii) A base annual advisory fee equal to 0.35% of the adjusted cost base of CPL Reit's consolidated assets, payable half in units based on the average unit value in each quarter;

(ii) An incentive fee equal to 15% of the amount by which CPL Reit's Distributable Income exceeds 10% (on a cumulative annual basis) of the weighted average Unitholders' Equity pursuant to the definitions in the Declaration of Trust;

(iii) A financing co-ordination fee (which is deferred and amortized over the term of the related debt) of 0.25% of the principal amount of any new or replacement financing arranged for CPL Reit;

(iv) An acquisition fee (which is capitalized as a cost to acquire property investments) of 0.65% of the total acquisition price of any additional properties acquired by CPL Reit; and

(v) A disposition fee of 0.25% of the aggregate sale price of any property disposed of by CPL Reit.

800

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

8. RELATED PARTY TRANSACTIONS (continued)

During the six months end June 30, 2001 Lodges subscribed for and purchased 49,529 (2000 - 43,112) units at a cost of $666 (2000 - $604) as required by the advisory agreement noted in note 8 b) I).

	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
During the period, Lodges charged CPL Reit the following amounts in respect of the management and advisory agreements:				
Management fees (net of reimbursements)	$ 298	$ 2,487	$ 2,846	$ 4,912
Advisory fees (net of reimbursements)	94	658	803	1,255
Incentive fees	-	(141)	-	100
Financing co-ordination fees	-	-	9	-
Acquisition fees	-	-	-	364
	$ 392	$ 3,004	$ 3,658	$ 6,631
During the period, Lodges reimbursed CPL Reit the following amounts in respect of the management and advisory agreements which is shown as a reduction of general,administrative and management expense	$ 23	$ 231	$ 257	$ 377

c) Retirement Residences Operation (REIT) LP

Management and advisory agreements

CPL Reit, including its wholly owned subsidiaries has entered into advisory and management agreements with Retirement Residences Operations (REIT) LP ("RROLP") which owns 3.8% (2000 - nil) of the units of CPL REIT whereby RROLP provides certain administrative and management services, and investment advice, to CPL Reit and its operators.

The terms of the agreements are the same as those of the agreements noted in note 8) b) I) i) with the exception of the waiver of fees described in note 8 a).

	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
During the period, RROLP charged CPL Reit the following amounts in respect of the management and advisory agreements:				
Management expenses	$ 2,415	$ -	$ 2,415	$ -
Advisory fees	756	-	756	-
Financing co-ordination fees	85	-	85	-
Acquisition fees	-	-	-	-
	$ 3,256	$ -	$ 3,256	$ -

d) Centracare Health Services Ltd.

At various facilities, CPL Reit utilizes the agency staffing services of Centracare Health Services Ltd. ("CHS"), a company owned by RROLP. During the period, agency staffing fees paid to CHS were as follows:

	Quarter ended June 30 2001	Quarter ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
Staffing fees	$ 311	$ 223	$ 402	$ 324

801

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

9. DISTRIBUTIONS TO UNITHOLDERS

Distributions to unitholders are computed based on distributable cash as defined by the Declaration of Trust.

Distributable cash, as defined in the Declaration of Trust, is calculated as net income as determined in accordance with Canadian generally accepted accounting principles plus depreciation expense and amortization of licenses, deferred charges, and goodwill, less future income tax benefits, adjusted for any other items as determined by the Trustees.

	Quarter ended June 30		Six months ended June 30	
	2001	2000	2001	2000
Net income	$ 2,575	$ 4,570	$ 3,104	$ 7,055
Add:				
Depreciation and amortization	10,971	5,534	16,861	10,372
Future income tax (benefit)	(5,288)	(1,873)	(5,489)	(2,795)
Distributable income	8,258	8,231	14,476	14,632
Discretionary trustee amount	818	(260)	2,927	1,307
Distributable cash	$ 9,076	$ 7,971	$ 17,403	$ 15,939

10. PER UNIT CALCULATIONS

Earnings per unit calculations are based on the following:

	Quarter ended June 30				Six months ended June 30			
	2001		2000		2001		2000	
	$	Weighted Average Units	$	Weighted Average Units	$	Weighted Average Units	$	Weighted Average Units
Net income	$ 2,575	22,391,213	$ 4,570	19,681,917	$ 3,104	21,320,616	$ 7,055	19,670,640
Accretion on equity component of convertible debentures	(1,453)	-	(98)	-	(2,883)	-	(98)	-
Basic earnings	$ 1,122	22,391,213	$ 4,472	19,681,917	$ 221	21,320,616	$ 6,957	19,670,640
Dilutive options	-	146,262	-	123,838	-	141,101	-	74,755
Convertible debentures	-	-	65	425,680	-	-	65	212,840
Fully diluted earnings	$ 1,122	22,537,475	$ 4,537	20,231,435	$ 221	21,461,717	$ 7,022	19,958,235

802

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

10. PER UNIT CALCULATIONS (continued)

	Quarter ended June 30 2001 $	2001 Weighted Average Units	2000 $	2000 Weighted Average Units	Six months ended June 30 2001 $	2001 Weighted Average Units	2000 $	2000 Weighted Average Units
Basic distributable income	$ 8,258	22,391,213	$ 8,231	19,681,917	$ 14,476	21,320,616	$ 14,632	19,670,640
Dilutive options	-	146,262	-	123,838	-	141,101	-	74,755
Convertible debentures	818	6,160,466	65	425,680	1,662	6,174,372	65	212,840
Fully diluted distributable income	$ 9,076	28,697,941	$ 8,296	20,231,435	$ 16,138	27,636,089	$ 14,697	19,958,235

Per unit amounts are as follows:

	Quarter ended June 30 2001	2000	Six months ended June 30 2001	2000
Basic net income per unit	$ 0.050	$ 0.227	$ 0.010	$ 0.354
Fully diluted net income per unit	$ 0.050	$ 0.224	$ 0.010	$ 0.352
Basic distributable income per unit	$ 0.369	$ 0.418	$ 0.679	$ 0.744
Fully diluted distributable income per unit	$ 0.316	$ 0.410	$ 0.584	$ 0.736

Basic per unit information is calculated based on the weighted average number of units outstanding during the period. The calculation of per unit information on a fully diluted basis considers the potential exercise of outstanding unit purchase options to the extent that each option is dilutive and the potential conversion of outstanding convertible debentures to the extent that each debenture series is dilutive.

Options to purchase units that have an exercise price in excess of the average market price of the units of CPL Reit for the period have been excluded from the calculation of the weighted average number of units as follows:

	Quarter ended June 30 2001	2000	Six months ended June 30 2001	2000
Number of options	619,000	619,000	629,000	619,000
Range of exercise prices	$16.94 to $23.50	$16.94 to $23.50	$14.17 to $23.50	$16.94 to $23.50

803

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

11. SEGMENTED INFORMATION

CPL Reit has two reportable operating segments, Canada and the United States. The segments are managed separately due to the differences in legislative environments and funding programs in each of the countries. The accounting policies of the two segments are the same as those described for CPL Reit. Corporate interest expense and trust expenses are managed by the Trust as a separate responsibility and are not allocated to reportable operating segments. CPL Reit has no material inter-segment sales, transfers or expenses.

	Canada		United States		Total	
			Quarter ended June 30			
	2001	2000	**2001**	2000	**2001**	2000
Revenue	**$ 81,672**	$ 79,988	**$ 52,044**	$ 45,283	**$ 133,716**	$ 125,271
Expenses						
Property operating expenses	**66,622**	62,842	**43,942**	39,049	**110,564**	101,891
General, administrative and management	**3,100**	2,838	**1,923**	1,558	**5,023**	4,396
Property operating income	**11,950**	14,308	**6,179**	4,676	**18,129**	18,984
Long term debt and bank interest	**4,804**	5,052	**3,226**	3,722	**8,030**	8,774
Depreciation and amortization	**9,382**	4,045	**1,589**	1,489	**10,971**	5,534
Income (loss) before income taxes	**(2,236)**	5,211	**1,364**	(535)	**(872)**	4,676
Future income tax expense (benefit)	**(5,938)**	(1,672)	**650**	(201)	**(5,288)**	(1,873)
Current income tax	**64**	151	**-**	(35)	**64**	116
Income (loss) before corporate items	**3,638**	6,732	**714**	(299)	**4,352**	6,433
Corporate expenses						
Trust expenses					**1,369**	1,073
Long tem debt and bank interest					**408**	790
Net income					**$ 2,575**	$ 4,570

	Canada		United States		Total	
			Six months ended June 30			
	2001	2000	**2001**	2000	**2001**	2000
Revenue	**$ 162,385**	$ 157,630	**$ 101,479**	$ 81,451	**$ 263,864**	$ 239,081
Expenses						
Property operating expenses	**132,615**	125,632	**86,999**	70,050	**219,614**	195,682
General, administrative and management	**5,989**	5,653	**3,525**	2,751	**9,514**	8,404
Property operating income	**23,781**	26,345	**10,955**	8,650	**34,736**	34,995
Long term debt and bank interest	**9,699**	10,223	**6,855**	6,462	**16,554**	16,685
Depreciation and amortization	**13,367**	7,603	**3,494**	2,769	**16,861**	10,372
Income (loss) before income taxes	**715**	8,519	**606**	(581)	**1,321**	7,938
Future income tax expense (benefit)	**(7,035)**	(2,592)	**1,546**	(203)	**(5,489)**	(2,795)
Current income tax	**172**	180	**-**	26	**172**	206
Income (loss) before corporate items	**7,578**	10,931	**(940)**	(404)	**6,638**	10,527
Corporate expenses						
Trust expenses					**2,355**	2,218
Long tem debt and bank interest					**1,179**	1,254
Net income					**$ 3,104**	$ 7,055

Notes to the Consolidated Financial Statements
(unaudited)
June 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

11. SEGMENTED INFORMATION (continued)

	Canada		United States		Total	
	June 30 2001	December 31 2000	June 30 2001	December 31 2000	June 30 2001	December 31 2000
Total Assets	**$ 654,879**	$ 627,722	**$ 257,902**	$ 253,303	**$ 912,781**	$ 881,025
Total Liabilities	**$ 410,239**	$ 404,962	**$ 210,600**	$ 205,076	**$ 620,839**	$ 610,038

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's presentation.

805

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST



Third Quarter Report 2001

FOR THE PERIOD ENDED SEPTEMBER 30, 2001

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

2001 Third Quarter Report to Unitholders

Dear Fellow Unitholders:

CPL Long Term Care Real Estate Investment Trust's third quarter results for 2001 demonstrate its ability to offer unitholders stable returns in a challenging economy. The Trust's performance during the period is marked by continued financial improvement in its US operations. In addition, CPL REIT is benefiting from economic trends including declining interest rates and greater public sector investment in long term care.

CPL REIT achieved record distributable income of $10,124,000 for the third quarter of 2001. This compares to distributable income of $8,509,000 during the same period in 2000. On a per unit basis, distributable income grew to $0.452 during the third quarter of 2001, compared to $0.432 per unit during the third quarter of 2000. This growth is largely attributable to the continued strengthening of the Trust's US operations during 2001 and lower interest costs as a result of significant declines in both US and Canadian floating interest rates.

Distributable income from the US operations of CPL REIT increased to $3,365,000 for the third quarter of 2001, compared to $1,407,000 during the third quarter of 2000. This increase includes a $1,045,000 improvement in operating income and a $900,000 reduction in interest expense. The Canadian portfolio's $8,324,000 contribution to distributable income during the third quarter of 2001, while down from a total of $9,233,000 achieved during the same period in 2000, is a 17.5% improvement over distributable income of $7,082,000 achieved during the second quarter of 2001. This increase over consecutive quarters is attributable to improved operating income performance and lower interest expense.

CPL REIT's development program achieved a major milestone at the end of October by welcoming residents at its first two new facilities. Two additional facilities are scheduled to open in January and the remaining 12 facilities are scheduled to open at a rate of approximately one per month throughout the remainder of 2002. It is anticipated that in most cases, these new facilities will achieve stabilized occupancy rates of approximately 97% within their first three to six months of operation.

A new development opportunity presented itself recently as Edmonton's Capital Health Authority has awarded CPL REIT the right to build and operate 100 beds that will be partially financed through a grant from the Health Authority. CPL REIT plans to combine these new licensed beds with licenses it already holds to develop a 128 bed facility. Construction is tentatively scheduled to begin during the summer of 2002.

On October 18, 2001, the Trust entered into an agreement to sell to a syndicate of underwriters 1,875,000 CPL REIT units at $13.35 per unit to raise gross proceeds of just over $25 million. In addition, the Trust provided the underwriters an over-allotment option, valid until the close of the transaction, that would enable them to acquire 10% more units at the same price. The issue will close on November 8, 2001 and the underwriters have indicated that they will be exercising the over allotment option. CPL REIT intends to use the total estimated net proceeds of approximately $26 million to assist with the financing of development activities, for working capital and for general corporate purposes. Until so required, the Trust will use the net proceeds to reduce its revolving credit facilities.

The announcement of the current equity issue coincided with disclosure that management of CPL REIT is exploring the possibility of a business combination with Retirement Residences Real Estate Investment Trust. Such a transaction would result in a combined entity with a market capitalization in excess of $700 million, based on the current market capitalization of each of the entities, increased liquidity for unitholders, greater access to capital and a range of potential synergies. The business combination would also accomplish the internalization of the management of CPL REIT.

If management concludes that this transaction would be beneficial to CPL REIT, it would propose the transaction to its Board of Trustees. Completion of such a transaction would be subject to, among other things, review and approval by the Boards of Trustees of both real estate trusts; satisfactory independent valuations; requisite unitholder, regulatory and other third party approvals; and other conditions.

For the balance of this year, CPL REIT anticipates continued strong financial performance from its US operations – supported by improved access to employees, stable occupancy rates, and reduced floating interest rates. Currently, floating interest rates are 1.05% lower than the average experienced by CPL REIT during the third quarter of 2001.

The outlook for the Canadian operations is favourable compared to the first half of the year's financial results. Improvements that began in the third quarter are expected to continue. Recent increases in public funding, including a 2.6% increase by the Ontario Government effective October 1, 2001, build upon other increases that took effect in July of this year. These increases will help offset higher costs which started earlier in the year.

Recent economic developments offer CPL REIT an excellent opportunity to demonstrate its resistance to economic cycles. During the balance of the year, the Trust will continue to benefit from proven management expertise, high occupancy rates, stable sources of funding and a growing demand for its services. By doing so, it will continue to provide unitholders stable and predictable returns in an otherwise uncertain economy.

On behalf of the Trustees and Management,

John Crow, Chairman

Barry Reichmann, President

November 6, 2001

Management's Discussion and Analysis of Operations and Financial Condition

The following discussion and analysis reviews the operating performance and financial condition of CPL Long Term Care Real Estate Investment Trust and its subsidiaries ("CPL REIT" or the "Trust") and provides information concerning the significant developments and issues that affected the financial results for the three month and nine month periods ended September 30, 2001 compared to the same periods in 2000. This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements for the periods ended September 30, 2001 and 2000 and the audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2000.

CPL REIT is an unincorporated closed end investment trust established pursuant to and governed by a Declaration of Trust. The Trust's business is the ownership and, through subsidiaries, the operation of long term care facilities which provide health care based accommodation and services mainly to senior populations.

At September 30, 2001, CPL REIT owned 58 long term care properties with 7,898 beds located in five provinces in Canada and 20 facilities with 2,230 beds located in eight states in the United States.

In addition to the facilities owned by CPL REIT, it operated 11 facilities in Ontario on behalf of third parties with a total of 1,246 beds at September 30, 2001.

RESULTS OF OPERATIONS

CPL REIT's financial operating performance for the third quarter and for the nine months ended September 30, 2001 compared to the same periods in 2000 is summarized as follows:

Millions (except per unit amounts)	Three Months ended September 30			Nine Months ended September 30		
	2001	2000	% Change	**2001**	2000	% Change
Revenue	**$137.0**	$130.2	5.3	**$ 400.9**	$369.3	8.6
EBITDA	**$ 18.1**	$ 18.5	(1.9)	**$ 50.5**	$ 51.3	(1.5)
Net Income	**$ 3.3**	$ 3.2	3.4	**$ 6.4**	$ 10.2	(37.6)
Basic distributable income per unit	**$0.452**	$0.432	4.8	**$1.132**	$1.176	(3.7)
Distributions paid to unitholders	**$ 8.2**	$ 8.0	2.5	**$ 25.6**	$ 23.9	7.1
Distributions paid per unit	**$0.365**	$0.405	(9.9)	**$1.175**	$1.215	(3.3)

Net income for the third quarter of 2001 increased to $3.3 million from $3.2 million in the third quarter of 2000.

For the nine months ended September 30, 2001, CPL REIT's net income was $6.4 million, down from $10.2 million in the nine months ended September 30, 2000. Net income in the current period was positively affected by a second quarter adjustment of $4.8 million to future income tax assets following changes to Provincial tax legislation, largely in Ontario. For the first nine months of 2000, net income was positively impacted by similar Federal and Ontario tax legislation changes which increased net income by $1.8 million in the second quarter of 2000.

The tax adjustment of $4.8 million in the current period was offset by a charge to goodwill in the amount of $4.5 million relating to a revision of the useful life of certain facilities owned by CPL REIT in the second quarter of 2001.

Although net income is not affected by charges to Unitholders' equity in respect of the equity component of the convertible debentures, comparisons of net income on a per unit basis for the third quarter of 2001 and third quarter 2000 take into consideration the accounting effects of the convertible debentures. These charges are deducted from net income when calculating net income available to unitholders on a per unit basis. Basic net income per unit, is calculated as follows:

In Thousands (except per unit amounts)	Quarter ended September 30		Nine months ended September 30	
	2001	2000	**2001**	2000
Net income per unit before accretion on equity component of convertible debentures	**$ 3,282**	$ 3,172	**$ 6,386**	$ 10,227
Accretion on equity component of convertible debentures	**$ (1,499)**	$ (562)	**$ (4,383)**	$ (660)
Basic net income	**$ 1,783**	$ 2,610	**$ 2,003**	$ 10,009
Basic net income per unit	**$ 0.080**	$ 0.132	**$ 0.092**	$ 0.486

While the effect of the convertible debentures has been included in the calculation of net income per unit, new facilities financed in part by the issuance of convertible debentures will not begin contributing to earnings until 2002.

Segmented and Acquisition Information

The Trust's operations are segmented between Canadian and US divisions. This review analyzes the performance of these divisions separately where appropriate due to operating, market or other business conditions and otherwise the review is presented on a consolidated basis.

CPL REIT's growth strategy has historically focused on strategic acquisitions and selective property developments. Through these activities the Trust has continued to add to its portfolio of facilities. This can have a material effect on the growth in financial results and the financial position of the Trust.

In the past seven quarters, CPL REIT's growth has occurred in the United States, where CPL REIT added 7 facilities with 599 beds on February 29, 2000 (the "Renaissance acquisition"). In Canada, CPL REIT has 16 new facilities under development, and otherwise has not added any new facilities in 2000 or the first nine months of 2001.

The following analysis of net income first compares the third quarter of 2001 to the third quarter of 2000 and then compares the first three quarters of 2001 to the first three quarters of 2000.

THIRD QUARTER ENDED SEPTEMBER 30, 2001 COMPARED TO 2000 THIRD QUARTER

The following table summarizes the results of operations by division, and comparing the third quarter 2001 to the third quarter of 2000:

Thousands	Quarter ended September 30 2001	2000	Total change $	%
Canadian Division				
Revenue	**$ 83,496**	$ 83,027	$ 469	0.6%
Expenses				
Property operating expenses	**67,279**	65,859	(1,420)	(2.2)%
General, administrative and management	**3,102**	2,932	(170)	(5.8)%
Property operating income	**13,115**	14,236	(1,121)	(7.9)%
Long term debt and bank interest	**4,690**	4,871	181	3.7%
Depreciation and amortization	**4,944**	3,472	(1,472)	(42.4)%
Canadian income before income taxes	**3,481**	5,893	(2,412)	(40.9)%
US Division				
Revenue	**$ 53,511**	$ 47,145	$ 6,366	13.5%
Expenses				
Property operating expenses	**45,367**	40,056	(5,311)	(13.3)%
General, administrative and management	**1,902**	1,892	(10)	(0.5)%
Property operating income	**6,242**	5,197	1,045	20.1%
Long term debt and bank interest	**2,877**	3,777	900	23.8%
Depreciation and amortization	**1,857**	1,576	(281)	(17.8)%
US income (loss) before income taxes	**1,508**	(156)	1,664	(1066.7)%
Corporate expenses				
Trust expenses	**1,238**	957	(281)	(29.4)%
Long tem debt and bank interest	**327**	1,174	847	72.1%
Net income before income taxes	**3,424**	3,606	(182)	(5.0)%

Revenue

Consolidated revenue increased by $6.8 million during the third quarter of 2001, a 5.3 percent increase compared to revenue during the same period in 2000.

On a same facility basis, third quarter revenue from CPL REIT's Canadian operations increased by 0.6 percent or 2.5 percent after adjusting for the effect of a retroactive funding adjustment of $1.7 million in the third quarter of 2000. Revenue from the US division increased 13.5 percent or 9.3 percent compared to 2000, after eliminating the effect of foreign exchange rate changes.

811

Property Operating Expenses
Property operating expenses represent costs incurred directly at the facilities, including employee expenses, supplies, utilities, maintenance and property taxes. In Canada property operating expenses increased by 2.2 percent from the third quarter of 2000 to the third quarter of 2001. Excluding the effect of costs funded directly by government reimbursement, labour costs grew by 1.5 percent when compared to the third quarter of 2000, while other expenses, not including utilities, increased by approximately 5.2 percent. Utility costs increased by 11.4 percent comparing the third quarter of 2000 to the same period in 2001. This was due to an increase of over 25 percent in natural gas costs that added $0.1 million to expenses for the third quarter of 2001 compared to the third quarter of 2000.

US division property operating expenses increased by $5.3 million in the third quarter of 2001, compared with the third quarter of 2000. Of this increase, $2 million is attributable to a change in foreign exchange rates. After eliminating the effect of exchange rate fluctuations, the increase in expenses for the third quarter of 2001 compared to the third quarter of 2000 represents a 9.0 percent increase in operating costs, compared to the 9.3 percent increase in revenues for the quarter.

General, Administrative and Management Expenses
The 3.7 percent increase in General, Administrative and Management expenses is attributable largely to Canada, where expenses increased by 5.8 percent compared to the third quarter of 2000. This was due to higher management fee costs based on revenue increases and to costs of regional operations management. US operations general, administrative and management expenses changed marginally for the three months ended September 30, 2001 compared to the same three months in 2000.

Trust Expenses
The Trust expense increase of $0.3 million from the third quarter of 2000 to 2001 relates to increased advisory fees and professional fees.

Interest Expense
Interest expense, on a consolidated basis, decreased to $7.9 million for the three months ended September 30, 2001, compared to $9.8 million for the same three months in 2000. The US operations and the corporate segment were the main contributors to the $1.9 million positive change in interest expense.

In the United States, where approximately 70 percent of the Trust's floating rate debt resides, short term interest rates declined by 2.5% in the first six months of 2001, and a further 1 percent in the third quarter. This decrease, combined with a further one-half percent reduction in October 2001, will benefit CPL REIT significantly during the balance of the year by lowering the Trust's borrowing costs.

In the Canadian division where a substantial proportion of mortgage loans are at fixed rates, long term debt and bank interest declined from $4.871 million in the third quarter of 2000 to $4.690 million. The reduction in interest expense resulted from the declining interest rates applicable to the revolving operating bank loan combined with the renewal of certain of its fixed rate mortgages at lower interest rates.

In the third quarter of 2001 as compared to the third quarter of 2000, interest rates related to CPL REIT's US floating rate declined by approximately 3 percent accounting for a $1.1 million decrease in interest expense over these periods in the US division. This decrease was offset by the effect of foreign exchange fluctuations which added $0.2 million to interest expense.

CPL REIT's interest not allocated to divisions declined overall by $0.9 million. This was due, in part, to the capitalization of interest as a result of the ongoing Canadian development program. Declines in Canadian floating rates positively affected interest expense on CPL REIT's revolving term facility. This was offset by the interest expense attributable to the October 2000 debentures which were issued subsequent to the third quarter 2000.

Income Taxes

CPL REIT distributes its income for income tax purposes to its unitholders so that it does not incur any cost for income tax under Part I of the Income Tax Act (Canada). The income tax provision included in the financial statements represents the tax liabilities or benefits from its Canadian and US subsidiaries. Current income tax relates to Canadian Federal large corporation tax and US state taxes incurred in its subsidiaries.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE SAME PERIOD IN 2000

The comparative results of operations have been affected on a year to date basis, but not on a Third Quarter to Third Quarter basis by the Renaissance acquisition that was completed in the first quarter of 2000 in the United States. The following table shows the change in the financial results for the nine month period ended September 30, with and without the change attributable to the acquisition on CPL REIT's operating segments:

Thousands	Nine months ended September 30						
	2001	2000	Total change		Change attributable to acquisitions in 2000	Change after eliminating acquisitions in 2000	
			$	%	$	$	%
Canadian Division							
Revenue	$ 245,881	$ 240,657	$ 5,224	2.2%	$ -	$ 5,224	2.2%
Expenses							
Property operating expenses	199,894	191,491	(8,403)	(4.4)%	-	(8,403)	(4.4)%
General, administrative						-	
and management	9,091	8,585	(506)	(5.9)%	-	(506)	(5.9)%
Property operating income	36,896	40,581	(3,685)	(9.1)%	-	(3,685)	(9.1)%
						-	
Long term debt and bank interest	14,389	15,093	704	4.7%	-	704	4.7%
Depreciation and amortization	18,311	11,076	(7,235)	(65.3)%	-	(7,235)	(65.3)%
Canadian income before income taxes	4,196	14,412	(10,216)	(70.9)%	-	(10,216)	(70.9)%
US Division							
Revenue	$ 154,990	$ 128,596	$ 26,394	20.5%	$ 9,009	$ 17,385	13.5%
Expenses							
Property operating expenses	132,366	110,106	(22,260)	(20.2)%	(7,850)	(14,410)	(13.1)%
General, administrative							
and management	5,427	4,643	(784)	(16.9)%	(253)	(531)	(11.4)%
Property operating income	17,197	13,847	3,350	24.2%	906	2,444	17.7%
Long term debt and bank interest	9,732	10,240	508	5.0%	(533)	1,041	10.2%
Depreciation and amortization	5,351	4,344	(1,007)	(23.2)%	(340)	(667)	(15.4)%
US income (loss) before income taxes	2,114	(737)	2,851	(386.8)%	33	2,818	(382.4)%
Corporate expenses not allocated to divisions							
Trust expenses	3,593	3,175	(418)	(13.2)%		(418)	(13.2)%
Long tem debt and bank interest	1,506	2,428	922	38.0%		922	38.0%
Net Income before income taxes	1,211	8,072	(6,786)	(84.9)%	33	(6,894)	(85.4)%

Revenues

Year to date revenues grew by $31.6 million, of which $9.0 million is attributable to the February 29, 2000 Renaissance acquisition in the United States. Comparing the first nine months of 2001 to 2000, Canadian revenues grew by 2.2 percent and, after adjusting for the effect of the acquisitions in the US, US revenues increased 13.5 percent.

The growth in Canadian revenues for the nine months ended September 30, 2001 compared to the same period in 2000 was affected by the receipt of prior period funding increases of $2.3 million in 2000. When this increase is eliminated, revenues would have increased by 3.1 percent in the nine months of 2001 compared to the same period of 2000. Adjusting for the effect of foreign exchange changes, revenue from US division operations increased on a same store basis by 8.9 percent.

Property Operating Expenses

On a consolidated basis, property operating expenses for the first nine months of 2001 grew by 10.1 percent compared to the same period in 2000. In Canada, costs rose by 4.4 percent comparing the first nine months of 2001 to the same period in 2000, influenced by labour costs and natural gas cost increases.

Year to date US property operating expenses increased 13.1 percent after adjusting for the Renaissance acquisition in 2000 and 8.5 percent after adjusting for foreign exchange fluctuations. The increase reflects higher occupancy levels combined with increased labour costs.

General, Administrative and Management

Canadian division operations general, administrative and management expenses increased by $0.5 million or 5.9 percent for the nine month period ended September 30, 2001 as compared to the same period of 2000. The increase mainly relates to increases in management fees relating to revenue increases and to costs associated with regional operations.

After eliminating the effect of the Renaissance acquisition, US operations general, administrative and management expenses increased 11.4 percent. After further adjusting for fluctuations in foreign exchange rates, the increase amounted to 7.0 percent, primarily relating to increased management costs including management fees resulting from increased revenues.

Trust Expenses

For the first nine months of 2001 compared to the same period in 2000, trust expenses increased by $0.4 million relating primarily to professional fees and expenses.

Interest Expense

CPL REIT's consolidated interest expense declined $2.1 million for the first nine months of 2001 as compared to the same period in 2000 reflecting positive changes in all of the Trust's divisions.

After accounting for changes due to the Renaissance acquisition in the first quarter of 2000, interest costs related to the US division for the nine month period decreased by $1.0 million, of which changes in foreign exchange created an increase in interest expense of $ 0.5 million while reductions in rates applicable to floating rate debt resulted in a $1.5 million decrease to interest expense.

Interest expense incurred by the Canadian operations for the nine months ended September 30 declined to $ 14.4 million in 2001 from $ 15.1 million in 2000. The decline resulted from a reduction in interest rates, reduced usage of the Canadian operating line due to the application of a portion of the March 2001 equity issue to this line, and the renewal of certain fixed rate mortgages at lower rates.

For the first nine months of 2001, corporate interest expense declined $ 0.922 million as compared to 2000. Increased capitalization of interest as a result of the ongoing Canadian development program generated a $2.6 million improvement while additional interest costs in 2001 from the October 2000 debentures and a full nine months of the June 2000 debentures amounted to $2.0 million. Declines in Canadian floating rates positively affected interest expense related to CPL REIT's revolving term facility accounting for a favourable variance compared to the nine months ended 2000 of $ 0.3 million.

Income taxes
Net income for the first nine months of 2001 was positively affected by a $4.8 million adjustment to future income tax assets following changes to Provincial tax legislation, largely in Ontario. Net income in the comparative period in 2000 was positively impacted by similar Federal and Ontario tax legislation changes which increased net income by $1.8 million in the nine month period ended September 30, 2000.

CHANGES IN FINANCIAL CONDITION

Assets
The total book value of assets increased by 8.4 percent, from $881.0 million at December 31, 2000 to $955.2 million at September 30, 2001 primarily due to increased investment in properties under development and changes in foreign exchange translation rates.

Property Investments
Property investments increased by $1.3 million over the period from December 31, 2000 to September 30, 2001. After adjusting for changes in foreign exchange rates, property investments declined by $9.1 million due to depreciation costs, net of $5.6 million in capital improvements.

Property investments include land, buildings and furniture and equipment as well as the cost attributed to the licenses granted by provincial and state governments. These licenses are required to operate long term care beds in all jurisdictions in which CPL REIT owns facilities. At September 30, 2001, the book value of the licenses was $46.0 million compared to $47.6 million at December 31, 2000.

Properties Under Development
CPL REIT experienced significant growth in this asset category during the nine month period, investing a further $75.2 million in development activity related to the 15 new facilities under development in Ontario, the redevelopment of a property in Ontario, and the construction of a new facility in Alberta.

Goodwill and Deferred Charges

The net carrying value of goodwill at the end of September 2001 was $42.1 million compared to $48.8 million at December 31, 2000. This decrease relates to amortization of goodwill and to a charge of $4.5 million in the second quarter of 2001 resulting from a revision of the useful life of certain facilities owned by CPL REIT.

Deferred charges, consisting primarily of financing charges, decreased from a net book value of $9.5 million at December 31, 2000 to $8.5 million at September 30, 2001.

Accounts Receivable, Prepaid Expenses and Other Assets

Eliminating the effect of changes in foreign exchange rates, accounts receivable, prepaid expenses and other assets grew by $2.9 million, largely arising from prepaid expenses which account for approximately one half of the increase, and increases in the level of accounts receivable in the US division.

LIABILITIES

Long Term Debt

Total long term debt at the end of the third quarter of 2001 totaled $516.4 million compared to $460.6 million at the end of 2000. The increase of $55.8 million was due to the incurrence of additional debt used to assist with financing $75.2 million of properties under development during the period. Included in long term debt are first mortgages of $457.6 million, other long term debt of $2.1 million and the Trust's corporate facility which had $56.7 million outstanding at September 30, 2001.

The Trust has $7.1 million of fixed rate mortgage loans due on maturity during the balance of 2001. In addition, CPL REIT's corporate facility was renewed in June 2001 for a further 18 month period ending December 31, 2002. Certain covenant requirements under various non-recourse mortgages in CPL REIT's US operations were not being met as of September 30, 2001. These covenants relate to interest coverage multiples. None of the borrowers have provided notices setting out the covenant violations. It is estimated that $10.8 million in repayments would be required to satisfy existing covenant requirements should lenders exercise their rights in this regard. CPL REIT anticipates renewing all loans maturing in 2001.

Convertible Debentures

For accounting purposes, interest charged to earnings is effectively calculated on the outstanding balance of the debt component at a rate of 11.3%. At each payment date (September 1 and December 1 annually), a portion of the semi annual interest payment is applied as a reduction of the debt component, so that the principal component is fully amortized by the end of the term. In addition, holders of Convertible Debentures exercised conversion privileges in respect of 79,864 units issued during the nine month period ended September 30, 2001.

Note Payable

As scheduled, the note payable was reduced by $4.0 million in January 2001. While the note is non-interest bearing, an imputed 4% discount rate is reflected in the financial statements. The balance of the note, in the amount of $2.0 million, is due in January 2002.

Unitholders' Equity
Unitholders' equity was increased in March 2001, when the Trust completed an offering of 2,416,100 units, for aggregate gross proceeds of $33.6 million and net proceeds of $31.5 million after expenses of the offering. The net proceeds were used to pay down revolving term loan facilities and to fund properties under development.

As well, the equity component of Convertible Debentures, included in Unitholders' Equity, was increased by a charge to retained earnings over the term (referred to as accretion) to the full face value of the Convertible Debentures. During the first nine months of 2001, the accretion of the equity component of Convertible Debentures amounted to $4.4 million.

Subsequent to the end of the third quarter of 2001, the Trust entered into an agreement to sell to a syndicate of underwriters 1,875,000 units at $13.35 per unit for total proceeds of $25.0 million. The Trust also provided the underwriters an over-allotment option valid until the close of the transaction that would enable them to exercise 10% more units at the same price. The issue will close on November 8, 2001.

CAPITAL REQUIREMENTS

CPL REIT continually invests capital in its facilities to ensure they are well maintained and remain competitive in their markets. In the first nine months of 2001, CPL REIT invested $5.6 million in capital improvements in order to maintain and improve its facilities. It is anticipated that a proportionate amount will be invested in the existing facilities during the balance of 2001. In addition, the Trust has commenced the redevelopment of a facility, which will be completed in 2002 at a cost of approximately $12.5 million. These capital expenditures are funded out of working capital, including the Trust's corporate facility, which, in turn, is paid down periodically from new long term debt facilities or equity issues. CPL REIT is undertaking a major development program of 16 new facilities, which will add 1,694 new long term care beds and a redevelopment program which will replace 210 beds. With the exception of a 138 bed facility in Calgary, these projects are all located in Ontario. Fourteen facilities were under construction at September 30, 2001. Construction has commenced on one additional facility since September 30, 2001 with construction scheduled to start on the last scheduled development in the fall of 2001. It is estimated that the cost to develop these facilities will total approximately $240 million. As of September 30, 2001, CPL REIT had invested $102.7 million towards the projected cost.

Project financing commitments have been entered into for nine of the facilities for up to $103.5 million at an average interest rate of 6.8% per annum and for a term that covers the development period plus 20 years. It is anticipated that project financing will provide for approximately 75% of the total cost of each development. The balance of the anticipated cost will be financed by borrowings under the Trust's corporate facility.

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Balance Sheets

(unaudited)

(thousands of dollars)	*note*	As at September 30 2001	As at December 31 2000
ASSETS			
Property investments		$ 746,112	$ 744,797
Properties under development	3	102,686	27,454
Goodwill and deferred charges		50,635	58,294
Accounts receivable, prepaid expenses and other assets		47,688	43,025
Note receivable		6,513	6,513
Future income tax assets		1,561	942
		$ 955,195	**$ 881,025**
LIABILITIES			
Long term debt	5	$ 516,406	$ 460,561
Bank indebtedness		17,053	17,846
Debt component of convertible debentures		27,681	30,805
Accounts payable and accrued liabilities		68,315	58,097
Future income tax liabilities		26,758	31,668
Note payable		1,846	5,534
Non controlling interest		5,527	5,527
		663,586	**610,038**
UNITHOLDERS' EQUITY	6	**291,609**	**270,987**
		$ 955,195	**$ 881,025**
Commitments and contingencies	7		

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

818

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Income

(unaudited)

(thousands of dollars)	*note*	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
REVENUE		$ 137,007	$ 130,172	$ 400,871	$ 369,253
EXPENSES					
Property operating expenses		112,646	105,915	332,260	301,789
General, administrative and management	8	5,004	4,824	14,518	13,228
PROPERTY OPERATING INCOME		**19,357**	**19,433**	**54,093**	**54,236**
Trust expenses		1,238	957	3,593	2,983
INCOME BEFORE THE UNDERNOTED		**18,119**	**18,476**	**50,500**	**51,253**
Long term debt and bank interest		7,894	9,822	25,627	27,761
Depreciation and amortization	2	6,801	5,048	23,662	15,420
INCOME BEFORE INCOME TAXES		**3,424**	**3,606**	**1,211**	**8,072**
Future income tax expense (benefit)	4	43	289	(5,446)	(2,506)
Current income tax	4	101	145	273	351
NET INCOME		**$ 3,280**	**$ 3,172**	**$ 6,384**	**$ 10,227**
ADD					
Depreciation and amortization		6,801	5,048	23,662	15,420
Future income tax expense (benefit)	4	43	289	(5,446)	(2,506)
DISTRIBUTABLE INCOME	9	**$ 10,124**	**$ 8,509**	**$ 24,600**	**$ 23,141**
Basic net income per unit		**$ 0.080**	$ 0.132	**$ 0.092**	$ 0.486
Fully diluted net income per unit		**$ 0.079**	$ 0.131	**$ 0.092**	$ 0.483

Per unit calculations 10

The accompanying notes are an integral part of the financial statements.

819

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Unitholders' Equity

For the nine months ended

(unaudited)

(thousands of dollars)	*note*	Units in $	Net income and distributions	Equity components of convertible debentures	Foreign currency translation adjustment	Total
UNITHOLDERS' EQUITY						
December 31, 1999		**$ 269,894**	**$ (33,448)**	**$ -**	**$ (2,111)**	**$ 234,335**
CHANGES DURING THE PERIOD						
Net income			10,227			10,227
Distributions to unitholders	9		(23,922)			(23,922)
Subscriptions	6	1,042				1,042
Issue costs				(1,220)		(1,220)
Equity component of convertible debentures				20,911		20,911
Equity component of convertible debentures - holder options				645		645
Accretion on equity component of convertible debentures			(660)			(660)
Foreign currency translation adjustment					2,538	2,538
UNITHOLDERS' EQUITY						
September 30, 2000		**$ 270,936**	**$ (47,803)**	**$ 20,336**	**$ 427**	**$ 243,896**
UNITHOLDERS' EQUITY						
December 31, 2000		**$ 271,285**	**$ (52,169)**	**$ 51,539**	**$ 332**	**$ 270,987**
CHANGES DURING THE PERIOD						
Net income			6,384			6,384
Distributions to unitholders	9		(25,585)			(25,585)
Subscriptions	6	38,162				38,162
Issue costs		(2,063)				(2,063)
Equity component of convertible debentures (net of conversions)				3,736		3,736
Equity component of convertible debentures - holder options (net of conversions)				(19)		(19)
Accretion on equity component of convertible debentures			(4,383)			(4,383)
Foreign currency translation adjustment					4,390	4,390
UNITHOLDERS' EQUITY						
September 30, 2001		**$ 307,384**	**$ (75,753)**	**$ 55,256**	**$ 4,722**	**$ 291,609**

The accompanying notes are an integral part of the financial statements.

820

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Consolidated Statements of Cash Flows

(unaudited)

(thousands of dollars)	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net income	**$ 3,280**	**$ 3,172**	**$ 6,384**	**$ 10,227**
Items not affecting cash:				
Depreciation and amortization	6,801	5,048	23,662	15,420
Future income tax expense (benefit)	43	289	(5,446)	(2,506)
Advisory fees paid through issue of units	335	315	1,142	919
FUNDS FROM OPERATIONS	10,459	8,824	25,742	24,060
Non-cash change in working capital	2,429	(6,805)	(3,660)	(14,280)
	12,888	**2,019**	**22,082**	**9,780**
FINANCING				
Mortgage principal repayment	(5,551)	(11,534)	(11,248)	(14,625)
Mortgage financing	19,740	18,958	32,024	18,958
Repayment of note payable	-	-	(4,000)	(3,000)
Reduction of debt component of *convertible debentures*	-	-	(2,743)	-
Proceeds from offering of convertible debentures (net of issue costs)	-	-	-	33,120
Proceeds from offering of units (net of issue costs)	-	-	31,459	-
Proceeds from exercise of options	77	-	293	-
Change in revolving term facility	14,747	7,727	26,063	2,246
Distributions to unitholders	(8,154)	(7,963)	(25,492)	(23,862)
	20,859	**7,188**	**46,356**	**12,837**
INVESTING				
Business and asset acquisitions, net of liabilities assumed	-	-	-	(1,613)
Deferred charges	(226)	(892)	(741)	(3,243)
Properties under development	(28,271)	(3,885)	(61,298)	(13,096)
Capital improvements	(1,995)	(3,457)	(5,606)	(8,686)
	(30,492)	**(8,234)**	**(67,645)**	**(26,638)**
CHANGE IN CASH POSITION	**3,255**	**973**	**793**	**(4,021)**
BANK INDEBTEDNESS, BEGINNING OF PERIOD	**(20,308)**	**(21,737)**	**(17,846)**	**(16,743)**
BANK INDEBTEDNESS, END OF PERIOD	**$ (17,053)**	**$ (20,764)**	**$ (17,053)**	**$ (20,764)**
SUPPLEMENTAL DISCLOSURE OF CASHFLOWS				
Payments for interest	**$ 6,684**	$ 9,325	**$ 24,507**	$ 26,668
Payments for income taxes	**$ 179**	$ 210	**$ 376**	$ 913

The accompanying notes are an integral part of the financial statements.

821

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

These consolidated interim financial statements should be read in conjunction with CPL Long Term Care Real Estate Investment Trust's ("CPL REIT" or the "Trust") most recent annual consolidated financial statements (December 31, 2000) as they do not conform in all respects to the disclosure requirements of annual financial statements prepared in accordance with Canadian generally accepted accounting principles. These consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except for the method of application noted in note 2 below.

1. THE TRUST

CPL Long Term Care Real Estate Investment Trust is an unincorporated, closed-end investment trust created pursuant to a Declaration of Trust dated February 20, 1997, as amended, and governed by the laws of Ontario. CPL REIT began operations on May 6, 1997. The Trust invests in real properties operated as long term care facilities in Canada and the United States. CPL REIT leases the properties to wholly owned subsidiaries, which operate the long term care facilities.

Long term care facilities experience a degree of variability in earnings as annual regulatory rate changes typically occur during CPL REIT's second and third quarters and in some jurisdictions seasonal fluctuations in occupancies impact revenues. In contrast, operating expenses, other than utilities and staff leave which are higher during the winter months, tend to increase proportionately throughout the year.

CPL REIT is taxed as a 'mutual fund trust' for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL REIT to the Unitholders of CPL REIT and deduct such distributions and designations for income tax purposes.

Canadian and U.S. subsidiaries of CPL REIT are subject to tax on their taxable income under the Canadian Income Tax Act and the U.S. Internal Revenue Code respectively.

2. CHANGE IN ESTIMATES

CPL REIT depreciates income producing buildings based on the sinking fund method using an imputed interest rate of 5%. Effective April 1, 2001 management reduced its estimate of the anticipated useful lives of certain of its properties located in Ontario based on a review of these facilities that considered their classification as determined by the Ontario provincial government. This change in accounting estimate will increase depreciation by approximately $980 per quarter and will be applied prospectively. In connection with the reduction in the estimate of useful lives of these facilities, management reduced the carrying value of the goodwill related to these facilities by $4,500 in the second quarter of 2001.

3. PROPERTIES UNDER DEVELOPMENT

The following costs have been capitalized to properties under development:

	September 30 2001	December 31 2000
Interest	$ 5,321	$ 1,287
General and administrative expenses	4,636	2,353
	$ 9,494	$ 3,640

822

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

4. INCOME TAXES

The provision for income taxes pertains to the Canadian and U.S. based subsidiaries and is summarized as follows:

	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
Provision for income taxes at the combined statutory federal, provincial and state income tax rate	**$ 398**	$ 377	**$ (662)**	$ (618)
Large corporations tax	**101**	57	**273**	263
Adjustment to future income tax assets and liabilities for changes in income tax legislation	**-**	-	**(4,750)**	(1,800)
Valuation allowance for unused loss carryforwards	**(355)**	-	**(34)**	-
	$ 144	$ 434	**$ (5,173)**	$ (2,155)

5. LONG TERM DEBT

Long term debt consists of the following:

	Canada		United States		Total	
	September 30 2001	December 31 2000	**September 30 2001**	December 31 2000	**September 30 2001**	December 31 2000
Fixed	**$ 294,521**	$ 270,230	**$ 24,362**	$ 25,250	**$ 318,883**	$ 295,480
Floating	**64,389**	36,748	**133,134**	128,333	**197,523**	165,081
	$ 358,910	$ 306,978	**$ 157,496**	$ 153,583	**$ 516,406**	$ 460,561

Long term debt bears interest at the following weighted average annual interest rates:

	Canada		United States		Total	
	September 30 2001	December 31 2000	**September 30 2001**	December 31 2000	**September 30 2001**	December 31 2000
Fixed	**6.54%**	6.95%	**8.35%**	8.23%	**6.70%**	7.06%
Floating	**6.62%**	7.40%	**5.59%**	9.13%	**5.49%**	8.81%

Long term debt includes U.S. denominated amounts of $99,744 U.S. (December 31, 2000 - $106,926 U.S.). CPL REIT has provided first charges on certain of its properties as security for the debt.

At September 30, 2001, CPL REIT had utilized $56,699 (December 31, 2000 - $30,635) of a corporate facility of $65,000 (December 31, 2000 - $65,000). The revolving term facility may be utilized for working capital requirements, acquisitions or properties under development The revolving term facility is secured by, among other things, a general security interest on the assets of CPL REIT plus first and second mortgages on specific properties of CPL REIT. The revolving term facility matures on December 31, 2002 and may be extended at the option of the lender.

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

5. LONG TERM DEBT (continued)

Certain properties of the U.S. subsidiaries of the Trust are not in compliance with certain covenants under the terms of their loan agreements. Discussions are in progress with the lenders to remedy the situation. $10,770 in debt repayments would be required currently to meet existing covenant requirements. CPL REIT and its subsidiaries are current with all payment obligations.

6. UNITHOLDERS' EQUITY

Units Issued and Outstanding

The interests in the Trust are represented by a single class of units which are unlimited in number. Each unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of units issued and outstanding is as follows:

	Units	Amount
Balance at December 31, 1999	**19,652,170**	**$ 269,894**
Units issued in connection with the payment of advisory fee expense	66,504	919
Units issued on conversion of convertible debentures exercised at the holder's option	4,421	63
Units issued in connection with the Distribution Re-investment Plan	4,260	60
Balance at September 30, 2000	**19,727,355**	**$ 270,936**
Balance at December 31, 2000	**19,751,682**	**$ 271,285**
Issuance of units on March 13, 2001, pursuant *to a Prospectus dated March 6, 2001*	2,416,100	33,584
Issue costs		(2,063)
Units issued as consideration for additional beds	159,035	2,081
Units issued in connection with the payment of advisory fee expense	77,557	1,066
Units issued on conversion of convertible debentures exercised at the holder's option	79,864	1,045
Units issued on the exercise of options	29,334	293
Units issued in connection with the Distribution Re-investment Plan	8,704	92
Balance at September 30, 2001	**22,522,276**	**$ 307,384**

On November 6, 2001, 30,649 units ($420) were approved for issuance in connection with the payment of the second quarter of 2001 advisory fee expense.

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

7. COMMITMENTS AND CONTINGENCIES

CPL REIT has entered into development agreements with the Province of Ontario Ministry of Health and Long Term Care to build 18 new facilities in Ontario. In addition, CPL REIT is developing one new facility in Alberta (140 beds). If all of these facilities are developed as currently planned, CPL REIT will invest an additional $146,000 to complete the facilities. CPL REIT has outstanding letters of credit in the amount of $2,476 related to these developments. The majority of the facilities being developed are targeted to be included in operations between the first quarter of 2002 and the end of 2002. CPL REIT has secured commitments from a major Canadian financial institution to provide construction financing up to $103,505 for nine of the properties under development with interest rates ranging between 6.73% and 6.85%.

8. RELATED PARTY TRANSACTIONS

a) Transfer of management and advisory agreements

On April 11, 2001, Central Park Lodges Inc. ("Lodges") (formerly Central Park Lodges Ltd.) transferred its interest in the advisory and management agreements referred to in note 8 b) I) i) to Retirement Residences Operations (REIT) LP, ("RROLP"), a subsidiary entity of Retirement Residences Real Estate Investment Trust ("Retirement REIT"). In connection with the transfer, CPL REIT required that RROLP agree to certain conditions pertaining to the provision of service and the waiver of the incentive fee referred to in note 8 b) I) ii) and certain of the management and advisory fees referred to in note 8 b) I) i) until the year 2007. To meet the requirements of the management agreement noted in note 8 b) I) i), on April 11, 2001 Lodges transferred 852,045 units of CPL REIT to Retirement REIT.

b) Central Park Lodges Inc.

I) Management and advisory agreements

CPL REIT, including its wholly owned subsidiaries, had entered into advisory and management agreements with Lodges, which prior to the transfer of units described in note 8 a), owned 15% (2000 - 15%) of the units of CPL REIT, whereby Lodges provided certain administrative and management services, and investment advice, to CPL REIT and its operators.

Under the terms of the agreements, Lodges was entitled to the following:

(i) Management and advisory fees:

(i) A management fee of 2.75% of the gross operating revenues of certain of the operators;

(ii) A base annual advisory fee equal to 0.35% of the adjusted cost base of CPL REIT's consolidated assets, payable half in units based on the average unit value in each quarter;

(ii) An incentive fee equal to 15% of the amount by which CPL REIT's Distributable Income exceeds 10% (on a cumulative annual basis) of the weighted average Unitholders' Equity pursuant to the definitions in the Declaration of Trust;

(iii) A financing co-ordination fee (which is deferred and amortized over the term of the related debt) of 0.25% of the principal amount of any new or replacement financing arranged for CPL REIT;

(iv) An acquisition fee (which is capitalized as a cost to acquire property investments) of 0.65% of the total acquisition price of any additional properties acquired by CPL REIT; and

(v) A disposition fee of 0.25% of the aggregate sale price of any property disposed of by CPL REIT.

825

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

8. RELATED PARTY TRANSACTIONS (continued)

During the nine months ended September 30, 2001 Lodges subscribed for and purchased 49,529 (2000 - 66,504) units at a cost of $666 (2000 - $919) as required by the advisory agreement noted in note 8 b) I).

	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
During the period, Lodges charged CPL REIT the following amounts in respect of the management and advisory agreements:				
Management fees (net of reimbursements)	$ -	$ 2,703	$ 2,846	$ 7,615
Advisory fees (net of reimbursements)	-	632	803	1,887
Incentive fees	-	190	-	290
Financing co-ordination fees	-	74	9	74
Acquisition fees	-	-	-	364
	$ -	$ 3,599	$ 3,658	$ 10,230
During the period, Lodges reimbursed CPL REIT the following amounts in respect of the management and advisory agreements which is shown as a reduction of general,administrative and management expense	$ -	$ 195	$ 257	$ 572

c) Retirement Residences Operation (REIT) LP

Management and advisory agreements

CPL REIT, including its wholly owned subsidiaries has entered into advisory and management agreements with Retirement Residences Operations (REIT) LP ("RROLP") which owns 3.8% (2000 - nil) of the units of CPL REIT whereby RROLP provides certain administrative and management services, and investment advice, to CPL REIT and its operators.

The terms of the agreements are the same as those of the agreements noted in note 8) b) I) i) with the exception of the waiver of fees described in note 8 a).

	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
During the period, RROLP charged CPL REIT the following amounts in respect of the management and advisory agreements:				
Management fee expenses	$ 2,792	$ -	$ 4,998	$ -
Advisory fees	840	-	1,596	-
Financing co-ordination fees	143	-	228	-
	$ 3,775	$ -	$ 6,822	$ -

During the period from April 11, 2001 to September 30, 2001 RROLP subscribed for and purchased 28,028 (2000 - nil) units at a cost of $403 (2000 - nil) as required by the advisory agreement noted in note 8 b) I).

d) Centracare Health Services Ltd.

At various facilities, CPL REIT utilizes the agency staffing services of Centracare Health Services Ltd. ("CHS"), a company owned by RROLP. During the period, agency staffing fees paid to CHS were as follows:

	Three months ended September 30 2001	Three months ended September 30 2000	Nine months ended September 30 2001	Nine months ended September 30 2000
Staffing fees	$ 222	$ 194	$ 599	$ 502

826

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

9. DISTRIBUTIONS TO UNITHOLDERS

Distributions to unitholders are computed based on distributable cash as defined by the Declaration of Trust.

Distributable cash, as defined in the Declaration of Trust, is calculated as net income as determined in accordance with Canadian generally accepted accounting principles plus depreciation expense and amortization of licenses, deferred charges, and goodwill, less future income tax benefits, adjusted for any other items as determined by the Trustees.

	Three months ended September 30		Nine months ended September 30	
	2001	2000	**2001**	2000
Net income	**$ 3,280**	$ 3,172	**$ 6,384**	$ 10,227
Add:				
Depreciation and amortization	**6,801**	5,048	**23,662**	15,420
Future income tax expense (benefit)	**43**	289	**(5,446)**	(2,506)
Distributable income	**10,124**	8,509	**24,600**	23,141
Discretionary trustee amount	**(1,942)**	(526)	**985**	781
Distributable cash	**$ 8,182**	$ 7,983	**$ 25,585**	$ 23,922

10. PER UNIT CALCULATIONS

Earnings per unit calculations are based on the following:

	Three months ended September 30				Nine months ended September 30			
	2001		2000		**2001**		2000	
	$	**Weighted Average Units**	$	Weighted Average Units	**$**	**Weighted Average Units**	$	Weighted Average Units
Net income	**$ 3,280**	**22,376,707**	$ 3,172	19,706,373	**$ 6,384**	**21,724,225**	$ 10,227	19,682,682
Accretion on equity component of convertible debentures	**(1,499)**	-	(562)	-	**(4,383)**	-	(660)	-
Basic earnings	**$ 1,781**	**22,376,707**	$ 2,610	19,706,373	**$ 2,001**	**21,724,225**	$ 9,567	19,682,682
Dilutive options	-	**129,563**	-	145,948	-	**137,422**	-	90,310
Convertible debentures	-	-	-	-	-	-	442	954,284
Fully diluted earnings	**$ 1,781**	**22,506,270**	$ 2,610	19,852,321	**$ 2,001**	**21,861,647**	$ 10,009	20,727,276

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

10. PER UNIT CALCULATIONS (continued)

	Three months ended September 30				Nine months ended September 30			
	2001		2000		2001		2000	
	$	Weighted Average Units	$	Weighted Average Units	$	Weighted Average Units	$	Weighted Average Units
Basic distributable income	**$ 10,124**	**22,376,707**	$ 8,509	19,706,373	**$ 24,600**	**21,724,225**	$ 23,141	19,682,682
Dilutive options	**-**	**129,563**	-	145,948	**-**	**137,422**	-	90,310
Convertible debentures	**763**	**6,110,597**	376	2,421,053	**2,425**	**6,152,932**	442	954,284
Fully diluted distributable income	**$ 10,887**	**28,616,867**	$ 8,885	22,273,374	**$ 27,025**	**28,014,579**	$ 23,583	20,727,276

Per unit amounts are as follows:

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Basic net income per unit	**$ 0.080**	$ 0.132	**$ 0.092**	$ 0.486
Fully diluted net income per unit	**$ 0.079**	$ 0.131	**$ 0.092**	$ 0.483
Basic distributable income per unit	**$ 0.452**	$ 0.432	**$ 1.132**	$ 1.176
Fully diluted distributable income per unit	**$ 0.380**	$ 0.399	**$ 0.965**	$ 1.138

Basic per unit information is calculated based on the weighted average number of units outstanding during the period. The calculation of per unit information on a fully diluted basis considers the potential exercise of outstanding unit purchase options to the extent that each option is dilutive and the potential conversion of outstanding convertible debentures to the extent that each debenture series is dilutive.

Options to purchase units that have an exercise price in excess of the average market price of the units of CPL REIT for the period have been excluded from the calculation of the weighted average number of units as follows:

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Number of options	**629,000**	619,000	**629,000**	629,000
Range of exercise prices	**$14.17 to $23.50**	$16.94 to $23.50	**$14.17 to $23.50**	$14.17 to $23.50

828

CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

11. SEGMENTED INFORMATION

CPL REIT has two reportable operating segments, Canada and the United States. The segments are managed separately due to the differences in legislative environments and funding programs in each of the countries. The accounting policies of the two segments are the same as those described for CPL REIT. Corporate interest expense and trust expenses are managed by the Trust as a separate responsibility and are not allocated to reportable operating segments. CPL REIT has no material inter-segment sales, transfers or expenses.

	Canada		United States		Total	
			Three months ended September 30			
	2001	2000	2001	2000	2001	2000
Revenue	$ 83,496	$ 83,027	$ 53,511	$ 47,145	$ 137,007	$ 130,172
Expenses						
Property operating expenses	67,279	65,859	45,367	40,056	112,646	105,915
General, administrative and management	3,102	2,932	1,902	1,892	5,004	4,824
Property operating income	13,115	14,236	6,242	5,197	19,357	19,433
Long term debt and bank interest	4,690	4,871	2,877	3,777	7,567	8,648
Depreciation and amortization	4,944	3,472	1,857	1,576	6,801	5,048
Income (loss) before income taxes	3,481	5,893	1,508	(156)	4,989	5,737
Future income tax expense (benefit)	(936)	340	979	(51)	43	289
Current income tax	101	132	-	13	101	145
Income (loss) before corporate items	4,316	5,421	529	(118)	4,845	5,303
Corporate expenses						
Trust expenses					1,238	957
Long tem debt and bank interest					327	1,174
Net income					$ 3,280	$ 3,172

	Canada		United States		Total	
			Nine months ended September 30			
	2001	2000	2001	2000	2001	2000
Revenue	$ 245,881	$ 240,657	$ 154,990	$ 128,596	$ 400,871	$ 369,253
Expenses						
Property operating expenses	199,894	191,491	132,366	110,106	332,260	301,597
General, administrative and management	9,091	8,585	5,427	4,643	14,518	13,228
Property operating income	36,896	40,581	17,197	13,847	54,093	54,428
Long term debt and bank interest	14,389	15,093	9,732	10,240	24,121	25,333
Depreciation and amortization	18,311	11,076	5,351	4,344	23,662	15,420
Income (loss) before income taxes	4,196	14,412	2,114	(737)	6,310	13,675
Future income tax expense (benefit)	(7,971)	(2,252)	2,525	(254)	(5,446)	(2,506)
Current income tax	273	312	-	39	273	351
Income (loss) before corporate items	11,894	16,352	(411)	(522)	11,483	15,830
Corporate expenses						
Trust expenses					3,593	3,175
Long tem debt and bank interest					1,506	2,428
Net income					$ 6,384	$ 10,227

829

Notes to the Consolidated Financial Statements
(unaudited)
September 30, 2001 and 2000 (in thousands of dollars except per unit amounts)

11. SEGMENTED INFORMATION (continued)

	Canada		United States		Total	
	September 30 2001	December 31 2000	September 30 2001	December 31 2000	September 30 2001	December 31 2000
Total assets	**$ 688,387**	$ 627,722	**$ 266,808**	$ 253,303	**$ 955,195**	$ 881,025
Total liabilities	**$ 460,760**	$ 404,962	**$ 202,826**	$ 205,076	**$ 663,586**	$ 610,038

12. SUBSEQUENT EVENT

On October 18, 2001, CPL REIT entered into an agreement with a syndicate of underwriters to issue 1,875,000 CPL REIT units at $13.35 per unit for gross proceeds of $25,031 which is scheduled to close on November 8, 2001. In addition the Trust provided the underwriters an over-allotment option that would enable the underwriters to acquire an additional 187,500 units at $13.35 per unit.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's presentation.

830

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST



Second Quarter Interim Report 2001

PERIOD FROM APRIL 11, 2001 TO JUNE 30, 2001

831

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

PROFILE

Retirement Residences Real Estate Investment Trust ("Retirement REIT") owns 74 retirement homes and is the largest provider of residential senior accommodation and related services in Canada, servicing approximately 7,000 residents. In addition, Retirement REIT manages retirement homes for third parties, including Central Park Lodges Ltd. Through a wholly owned staffing agency, Central Health Services, Retirement REIT provides health care personnel and support services to the retirement home and nursing home industries and to the home health care market through both private pay and government-funded contracts.

Retirement REIT also provides management and advisory services to Canada's largest owner and operator of nursing homes, CPL Long Term Care Real Estate Investment Trust, a Toronto Stock Exchange listed issuer. Retirement REIT also owns approximately 4% of the outstanding units of CPL Long Term Care REIT.

Retirement REIT has access to a dedicated development program through CPD LP (a subsidiary of Central Park Lodges Ltd.) and has the first opportunity to share in the financial benefits from the growth in new developments while being substantially insulated from certain risks associated with the development process. CPD LP has six properties in lease up and ten land sites held for development, of which construction has commenced on three sites.

MISSION STATEMENT

Retirement REIT's business mission is to generate stable and growing distributable income and to maximize unit value through (i) the efficient management of its portfolio of retirement properties and related businesses, and (ii) accretive acquisitions of additional properties and stabilized developments, primarily in Canada.

Retirement REIT aims to provide the highest standard of accommodation, care, and services to its residents, and to treat them with respect, dignity, and compassion, ensuring that the full spectrum of their physical, social, and emotional needs are recognized.

A MESSAGE FROM THE PRESIDENT

Dear Fellow Unitholder,

Retirement Residences Real Estate Investment Trust ("Retirement REIT" or "the REIT") is pleased to submit its first interim report as a public entity, for the period April 11, 2001 to June 30, 2001 (our second fiscal quarter).

The REIT's initial public offering ("IPO") involved the issuance of $205 million of treasury units to the public at $10 per unit (which included an over-allotment of $5 million). The proceeds, net of issue costs, were used (together with the assumption of certain debt obligations and the issuance to Central Park Lodges Ltd. of approximately 41% of treasury units of the REIT), to purchase from Central Park Lodges Ltd. 74 retirement properties, 4% of CPL Long Term Care REIT ("the Nursing REIT"), management, advisory and other agreements with the Nursing REIT, a home health care business, third party retirement home management contracts, a 40% interest in an institutional pharmacy business, cash and current assets.

The Retirement REIT IPO was the first Canadian REIT IPO transaction in almost three years and the REIT became the largest Canadian REIT in terms of market capitalization operating in either the health care or residential sectors.

The listing of Retirement REIT on the Toronto Stock Exchange under the symbol RRR.UN on April 11, 2001, represented the culmination of many months of diligent work by trustees, advisors, underwriters and employees of the REIT. We are all very proud of our accomplishments and are pleased to report that the REIT's results to date reflect these efforts.

OPERATING RESULTS

Retirement REIT reported Distributable Income of $9,632,000 representing $0.275 per unit for the period April 11, 2001 to June 30, 2001. These results compare with $9,454,000 or $0.27 per unit as set out in the forecast of Retirement REIT's Prospectus dated March 30, 2001 (as adjusted for the equivalent period). The results represent a 1.9% improvement in Distributable Income per unit over the forecast period. Unitholders' Return on Equity was 13% for the period.

Total resident revenue for the period was $46.7 million, nominally below the forecast by $0.9 million or 1.9%. The revenue decline was due to a softening of occupancy in certain of the REIT's homes as a result of new facilities opening in these markets combined with lower revenue rates for new residents due to lower levels of care. Operating expenses were $28.6 million, which was $0.9 million or 3.1% below forecast which offset the revenue decline. These results, combined with slightly lower interest charges, led to both favourable Distributable Income and Net Income variances.

Management is pleased that the results for the period are in line with the projection of Retirement REIT reporting $1.24 of Distributable Income per unit on an annualized basis.

BUSINESS PLAN

Our business plan for the ensuing twelve months includes the anticipated purchase of four Lease-Up Properties currently owned by Central Park Lodges Ltd.

It is expected that the purchase of the first property (Colonel By in Ottawa, Ontario) for a purchase price of approximately $30 million will close shortly. The acquisition is being financed by the REIT assuming first mortgage debt and the use of the REIT's short term banking facilities.

Once the acquisition of these four Lease-Up Properties is completed, the gross book value of the REIT's total assets will increase by approximately $100 million, representing an increase of 12% in the gross book value of the assets and will enhance the quality of the portfolio and further diversify the REIT geographically.

Subsequent to the quarter end, the REIT advanced $3 million of mezzanine funding to CPD LP for the land and development costs on three development projects on which construction has recently commenced, two of which are located in Calgary and one in Toronto.

In addition, on August 16, 2001, the REIT entered into an agreement to provide certain advisory services to Balanced Care Corporation, a public US assisted living company, for a fee of approximately $35,000 USD per month.

TRUST

The REIT paid distributions of $0.23 per unit during the period April 11, 2001 to June 30, 2001. This represents a distribution payout of 84%.

During the period, the REIT finalized the banking arrangements for its operating line of credit. The operating line will provide the REIT with financial resources to manage its operating cashflow and provide short term financing for mezzanine loans and facility purchases. A $50 million facility was concluded to appropriately meet the REIT's expected financial requirements.

During the period, Standard & Poor's (Canada) confirmed Retirement REIT's harmonized rating of BBB(-) on $138 million of bonds outstanding, an investment grade rating.

Also during the period, the REIT instituted a Distribution Reinvestment Plan whereby participants have the opportunity to reinvest distributions in additional units of the REIT and receive a bonus distribution of units equal in value to 3% of the amount reinvested under the plan.

OUTLOOK

In conclusion, I would like to take this opportunity to express my appreciation to all of our stakeholders for their effort in contributing to the successful launch of the Retirement REIT. We believe that our results reflect a solid start to our first fiscal year. With a talented and energetic team in place, we are looking forward with confidence to meeting our targets.

Yours truly,

Barry Reichmann

Barry Reichmann
President and Chief Executive Officer
August 17, 2001

FINANCIAL HIGHLIGHTS - SECOND QUARTER 2001

OPERATING RESULTS

($000 except per Unit Amounts)	*April 11, 2001 to June 30, 2001*	*Prospectus Forecast (1)*	*Percent Improvement*
Revenues	$48,861	$49,799	(1.9)%
Operating Expenses	28,642	29,553	3.1%
Income Before Interest and Depreciation (EBITDA)	16,957	16,940	0.1%
Interest Expense	7,566	7,671	1.4%
Net Income	6,472	5,997	7.9%
Distributable Income	9,632	9,454	1.9%
Distributable Income Per Unit	$0.275	$0.27	1.9%
Operating Margin	38.6%	37.9%	1.8%

(1) Apportioned from April 11 – June 30, 2001.

FINANCIAL POSITION

($000)	*As at June 30, 2001*
Total Assets	$836,591
Total Debt	$477,629
Unitholders' Equity (book value)	$332,275
Units Outstanding at Quarter End *(000)*	34,946
Weighted Average Units Outstanding for the Quarter *(000)*	34,944

OPERATING STATISTICS

	Homes/Sites	*Average Resident Occupancy*
Number of Retirement Homes		
Owned	74	6,968
Managed for Third Parties	2	–
Managed for CPLL (1)	11	–
Resident Occupancy		93%
Number of Development Sites (vacant) (2)	7	–
Number of Development Sites (construction commenced) (2)	3	–

(1) Includes 6 facilities in lease up.
(2) Held in Central Park Lodges Ltd ("CPLL")/CPD LP

DISTRIBUTIONS PAID AND PAYOUT RATIO

For Period:	*June 30, 2001*	*May 31, 2001*	*April 11, 2001 to April 30, 2001*	*Total*
Distributions Paid Per Unit	$0.0875	$0.0875	$0.055	$0.23
Distribution Payout Ratio				84%

Debt Analysis

Debt to Gross Book Value

($000)	*Loan Amount*	*Debt to Gross Book Value*	*Limitation*
Long Term	$466,629	56%	60%
Short Term	11,000	1%	10%
Total	$477,629	57%	70%

Long Term Debt Maturities (Mortgages and Bonds)

($000)	*2001*	*2002*	*2003*	*2004*	*2005*	*2006*	*2006+*	*Total*
	$4,945	$50,814	$62,180	$138,845	$39,787	$53,431	$116,627	$466,629
Percentage of total	1%	11%	13%	30%	9%	11%	25%	100%

Weighted Average Interest Rate (Mortgages and Bonds)	7.25%
Percentage of Total Debt at Fixed Rate of Interest	93%
Percentage of Mortgage Debt Insured by CMHC	51%

REIT Unit Closing Prices (RRR.UN) and Returns

	Period April 11, 2001 to June 30, 2001
High	$11.05
Low	$10.00
Close	$10.74
Book Value per Unit	$9.51
Volume of Units Traded (000)	3,481
Annualized Yield at Quarter End	9.8%
Return on Unitholders' Equity (1)	13%

(1) Calculated as Distributable Income divided by the average unitholders' equity, annualized.

Portfolio Geographic Distribution

Retirement Home Properties (1)



Oregon
11%
Alberta
4%
Quebec
9%
Ontario
76%

(1) Based on retirement homes owned.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar references unless otherwise stated are in thousands of dollars)

Management's discussion and analysis of results of operations should be read in conjunction with the Trust's unaudited financial statements for the period ended June 30, 2001 and the Prospectus dated March 30, 2001.

INITIAL PUBLIC OFFERING

Retirement Residences Real Estate Investment Trust ("Retirement REIT", "the Trust" or "the REIT") completed a successful offering of its units to the public on April 11, 2001. The Trust raised $205,000 to purchase various assets from Central Park Lodges Ltd.

($000)	
Assets Acquired	$839,803
Funded by:	
Assumption of existing mortgages	344,093
Assumption of existing bonds	138,000
Assumption of current liabilities	22,387
Payment of land transfer tax	4,389
	508,869
Issuance of Units to Central Park Lodges Ltd.	149,434
Cash paid to Central Park Lodges Ltd.	181,500
	$839,803

The proceeds of the Over Allotment ($5,000) were used to acquire units from Central Park Lodges Ltd. effectively reducing its interest in Retirement REIT to $144,434, representing 41% ownership of the REIT.

RETIREMENT REIT AND THE INDUSTRY

The Trust owns 74 retirement homes, principally in Canada. In addition, the Trust manages 13 retirement homes, including 11 owned by Central Park Lodges Ltd. The Trust services approximately 7,000 residents in its owned facilities. Retirement REIT also owns an in-home health care provider (Central Health Services or "CHS"), an interest in an institutional pharmacy (Classic Care Pharmacy Corporation), acts as manager and advisor to CPL Long Term Care Real Estate Investment Trust ("Nursing REIT"), and owns approximately 4% of the outstanding units of Nursing REIT. Nursing REIT is Canada's largest owner/operator of nursing homes.

Retirement REIT operates in what is known in the industry as the "Continuum of Care". The concept is that as a senior ages, he or she will require increasing levels of assistance in completing daily living activities. At first the care might be provided in the senior's own home, but eventually may require a move to a facility where higher levels of care are available. The facilities themselves range from Independent Living (seniors oriented apartment buildings) to Long-Term Care facilities. The Continuum of Care is illustrated in the table below, and indicates where the Trust operates within this range of care.


The Industry Senior Care Continuum
Home Health Care
Independent Living
Assisted Living
Specialty Care
Long-Term Care
Subacute Care
Increasing Level of Care
Central Health Services ("CHS")
Retirement REIT's primary focus for investment of its capital
Retirement REIT provides management and advisory services to the Nursing REIT owns 4% of the Nursing REIT

THE DEVELOPMENT PROGRAM

Through CPD LP ("CPD"), a subsidiary of Central Park Lodges Ltd, Retirement REIT has a dedicated development program with a right to purchase development properties at a formula discount price in return for the provision of recourse funding to CPD of a portion of the total development costs. CPD's business plan is to develop properties on an ongoing basis after consultation with and input from the REIT. CPD incurs a substantial portion of the development risk on the development properties. Retirement REIT, through its strategic relationship with CPD, mitigates its exposure to these development risks and shares in the financial benefits from the growth in new developments.

Retirement REIT and CPD have entered into an agreement whereby Retirement REIT is committed to provide mezzanine financing for three Initial Development Properties. It is estimated that the total amount of mezzanine loans for these properties will be $14 million. The interest rate (currently 10%) is a function of the distribution yield payable to Retirement REIT's Unitholders and cannot be less than 10% or more than 14%. The loan is secured by second mortgages on the related development properties and has a seven-year term of repayment from the date of the last advance. Under the terms of the development agreement, Retirement REIT has the option to acquire a development property financed, at the greater of its carried cost or 90% of its appraised fair market value. Retirement REIT also has the obligation to purchase a development property that it has financed at the above noted purchase price formula, if the property has achieved 75% occupancy and would be accretive to Retirement REIT at the time of purchase.

Subsequent to the quarter end, Retirement REIT advanced $3 million of mezzanine financing to CPD for the construction of three facilities, two in Calgary and one in Toronto.

Review of Financial Results

Balance Sheet Analysis

Consolidated Balance Sheet

As at June 30, 2001 ($000)	
Assets	
Retirement Home Properties	$767,705
Management Contracts	41,008
Corporate Investments	12,540
Accounts Receivable and Other Assets	14,066
Cash and Cash Equivalents	1,272
	836,591
Liabilities	
Mortgages Payable	328,629
Bonds Payable	138,000
Bank Loan	11,000
Accounts Payable and Accrued Liabilities	26,687
	504,316
Unitholders' Equity	332,275
	$836,591

Assets

Retirement Home Properties

The Retirement Home Properties comprise:

As at June 30, 2001 ($000)	
Operating Assets	
Land	$89,746
Building	630,777
Furniture and Equipment	31,938
Computers	3,285
Retirement Business	1,000
Less Accumulated Depreciation and Amortization	(2,113)
	754,633
Property under development and leased to Central Park Lodges Ltd.	13,072
	$767,705

Retirement REIT's goal is to continue upgrading its portfolio, with the acquisition of Retirement Homes which are available in the market from time to time or developed by CPD. The REIT will also consider the divestiture of homes which are no longer core to the REIT's operations.

MANAGEMENT CONTRACTS

Management contracts principally represent the management and advisory contracts with the Nursing REIT.

Retirement REIT receives the following fees for its role in managing and advising the Nursing REIT:

- Management fees equal to 2.75% of gross revenue of the Nursing REIT's operating subsidiaries, paid monthly.
- An Annual Advisory Fee, payable quarterly, half received in Nursing REIT units, equal to 0.35% of the adjusted cost base of the Nursing REIT's assets.
- Other transaction based fees relating to the acquisition, disposition and financing of the Nursing REIT's assets.

CORPORATE INVESTMENTS

As at June 30, 2001 ($000)	***Effective Equity Interest***	
Investment in Nursing REIT [1]	4%	$11,688
Investment in Classic Care Pharmacy Corporation [2]	40%	852
		$12,540

(1) The market value of the interest at June 30, 2001 was $11,929.
(2) Classic Care Pharmacy Corporation is an unlisted private company.

The investment in Nursing REIT represents 852,045 units, which currently distributes $1.38 per unit to its holders on an annualized basis.

ACCOUNTS RECEIVABLE AND OTHER ASSETS

As at June 30, 2001 ($000)	
Accounts Receivable and Other Assets	$14,066

Accounts Receivable and Other Assets is comprised mainly of trade receivables, notes receivable, prepaid expenses, inventory and the unamortized balance of deferred financing charges.

LIABILITIES

As at June 30, 2001 ($000)	
Mortgages Payable	$328,629
Bonds Payable	138,000
	466,629
Bank Loan	11,000
	$477,629

Long Term Debt Maturities (Mortgages and Bonds Payable)

As at June 30, 2001 ($000)	*2001*	*2002*	*2003*	*2004*	*2005*	*2006*	*2006+*	*Total*
	$4,945	50,81	62,18	138,84	39,78	53,43	116,62	466,62
		4	0	5	7	1	7	9
Percentage of Total	1%	11%	13%	30%	9%	11%	25%	100%

The Trust generally finances the acquisition of its retirement homes with a combination of equity and first mortgages. It is management's intention to renew or replace the mortgages as they mature. The weighted average interest rate on long term debt is 7.25% per annum.

Mortgages Payable

As at June 30, 2001 ($000)	
Mortgages Payable	$328,629
Less: Current Portion to June 30, 2002	(43,003)
	$285,626

Interest rates on mortgages vary from 5.91% to 9.13% per annum.

Bonds Payable

At June 30, 2001 the REIT had outstanding the following secured mortgage bonds:

As at June 30, 2001 ($000)

Series	*Rate*	*Standard & Poor's (Canada) Rating*	*Amount*	*Due*
Series A	6.92%	BBB-	$12,000	September 27, 2002
Series B	7.31%	BBB-	88,000	September 27, 2004
Series C	7.17%	BBB-	15,000	September 27, 2004
Series D	7.10%	BBB-	23,000	September 27, 2004
	7.23%		$138,000	

During the period, Standard & Poor's (Canada) harmonized the rating on the $138 million of secured mortgage bonds at BBB(-). The bonds pay interest only semi-annually and are secured by a combination of first and second mortgages on 31 of the REIT's properties.

Bank Loan

As of June 30, 2001, Retirement REIT had borrowed $11 million under its $50 million Operating Line. The proceeds were used to reduce mortgage debt. The line matures on May 15, 2002 and is extendible for an additional 364 days at the option of the lenders. At June 30, 2001, the effective incremental rate of borrowing on the line was 7.0% for prime based borrowings.

Debt Limitations

As at June 30, 2001 ($000)	***Loan Amount***	***Debt to Gross Book Value***
Long Term	$466,629	56%
Short Term	11,000	1%
Total	$477,629	57%

The REIT's Declaration of Trust stipulates that the Consolidated Debt to Gross Book Value ratios cannot exceed 10% for short-term debt and 60% for long-term debt.

CMHC Insurance

Retirement REIT utilizes Canada Mortgage and Housing Corporation ("CMHC") insurance on a number of its assets. The benefits of having this insurance include attractive interest rates, stronger likelihood of renewal, and enhancing the financing availability in secondary markets. These positives are mitigated by the upfront fees required. Of Retirement REIT's $328,629 in mortgage debt, $165,923 representing 51% is insured under the CMHC program. Management is confident that lenders will renew the non-CMHC mortgage debt mortgages as these mature.

Fixed/Floating Interest Rate

Of Retirement REIT's $477,629 of Debt obligations, $443,584 or 93% has fixed interest rates and $34,045 or 7% is floating.

UNITHOLDERS' EQUITY

As at June 30, 2001 ($000) (except per unit data)		
34.9 million Units		$349,464
Costs of Issue [1]	$(15,127)	
Net Income for the Period	6,472	
Distributions Paid	(8,038)	
Foreign Currency Translation Adjustment	(496)	(17,189)
		$332,275
Book value per unit as at June 30, 2001		$9.51

(1) Includes $10,000 of fees paid to the underwriting syndicate.

842

There are 4,000,000 units reserved for issuance under options, of which 1,922,000 options have been issued (representing 5.5% of the total issued units) to purchase units of the REIT at $10.00 per unit until April 2011. No options were exercised during the period.

INCOME STATEMENT ANALYSIS

($000)	*For the Period April 11, 2001 to June 30, 2001*	*Prospectus Forecast [1]*
Retirement Operations		
Retirement Home Revenue	$42,386	$42,961
Retirement Home Operating Expenses	(24,975)	(25,464)
Retirement Home Operating Income	17,411	17,497
Home Health Care Operations		
Home Health Care Revenue	4,300	4,604
Home Health Expenses	(3,667)	(4,089)
Home Health Care Operating Income	633	515
Nursing REIT Operations		
Nursing REIT Fee Income:		
Advisory	739	750
Management	842	951
Nursing REIT Equity Income	104	123
Nursing REIT Income	1,685	1,824
CPLL Fee Income	369	307
Other Income	121	103
G&A Expense	(3,042)	(3,085)
Trust Expenses	(220)	(221)
Income Before Undernoted Items (EBITDA)	**16,957**	**16,940**
Interest Expense	7,566	7,671
Income before Depreciation and Amortization	9,391	9,269
Depreciation and Amortization	2,919	3,272
Net Income	6,472	5,997
Add Nursing REIT Distributions in Excess of Income	241	185
Add Depreciation and Amortization	2,919	3,272
Distributable Income	**$9,632**	**$9,454**
Property Operating Margin [2]	38.6%	37.9%

(1) Apportioned from April 11, 2001 - June 30, 2001.
(2) Property operating margin is calculated as the total of Retirement Home Operating Income plus Home Health Care Operating Income as a percentage of the total of Retirement Home Revenue plus Home Health Care Revenue.

REVENUES

Resident revenue includes revenue from both the Retirement Homes and the Home Health Care ("CHS") businesses, as set out below:

($000)	*For the Period April 11, 2001 to June 30,2001*	*Prospectus Forecast [1]*
Retirement Home Revenue	$42,386	$42,961
Home Health Care Revenue	4,300	4,604
Total Resident Revenue	$46,686	$47,565

(1) Apportioned from April 11, 2001 — June 30, 2001.

Total Resident revenue was $46.7 million for the period which is $0.9 million or 1.9% below the forecast set out on the Prospectus.

Retirement Home revenue of $42.4 million was below forecast by $0.6 million or 1.3%. The nominal revenue decline was due to a softening of occupancy in certain of the Trust's Retirement Homes as a result of new facilities opening in these markets, combined with lower care levels on new residents resulting in lower revenue rates.

Home Health Care revenue of $4.3 million was $0.3 million or 6.6% below forecast for the period to June 30, 2001. This is due primarily to the loss of government contract revenue in the period as a result of increased competition. Government contracts are generally tendered on an annual basis, and it is normal within the industry to be awarded new contracts and lose other contracts within a fiscal year.

OPERATING EXPENSES

($000)	*For the Period April 11, 2001 to June 30, 2001*	*Prospectus Forecast [1]*
Retirement Home Operating Expenses		
Salaries, Wages, Purchased Services, Benefits	$16,662	$16,838
Direct Resident Services	2,999	3,077
Maintenance, Marketing and Direct Administrative	2,279	2,209
Utilities and Property Taxes	3,035	3,340
	$24,975	$25,464
Home Health Care Operating Expenses	3,667	4,089
Total Operating Expenses	$28,642	$29,553

(1) Apportioned from April 11, 2001 — June 30, 2001.

For the period ended June 30, 2001, total Operating Expenses were below forecasted levels by $0.9 million or 3.1%.

Retirement Home Operating Expenses of $25 million have decreased by $0.5 million from the forecast primarily due to cost savings in salaries and wages and lower than anticipated utility costs.

Direct Resident Service Costs of $3.0 million (which include food, laundry and other supplies related to the care of residents) decreased slightly from forecast as a result of improved cost containment.

Maintenance, Marketing and Administrative costs of $2.3 million were slightly higher than forecast due to increased marketing costs in a competitive environment.

Home Health Care operating expenses of $3.7 million have decreased by $0.4 million below forecast as a result of adjustments to staffing levels relating to Government contract revenue reductions and due to cost saving initiatives such as the reduction in the size of the administrative office of the CHS Toronto branch.

OPERATING MARGINS

Retirement REIT's operating margin was 38.6% in the second quarter, a nominal improvement from the margins indicated in the March 30, 2001 Prospectus.

NURSING REIT OPERATIONS

	Variable	*For the Period April 11, 2001 to June 30, 2001*	*Prospectus Forecast (1)*
Nursing REIT Income:			
Advisory	.35%	$739	$750
Management	2.75%	842	951
Nursing REIT Equity Income		104	123
Total Nursing REIT Income		$1,685	$1,824

(1) Apportioned from April 11, 2001 — June 30, 2001.

Nursing REIT Advisory fees are equal to 0.35% of the adjusted cost base of the Nursing REIT assets. A slower than anticipated growth in the Nursing REIT's developments has resulted in a nominal variance from forecast.

Nursing REIT Management fees are equal to 2.75% of revenues generated by the Nursing REIT and are presented net of certain direct costs incurred by Retirement REIT in earning those fees. Anticipated Government funding increases in the Nursing Industry have been delayed while administrative costs have increased resulting in lower management fees for the period.

Nursing REIT presently has 15 sites under construction, which when opened, will add to the fee income being generated under its management and advisory agreements with Retirement REIT.

On August 9, 2001 the Nursing REIT announced a change in their distribution payout ratio from 100% to a level which more closely aligns the Nursing REIT with other REITs. This change is not significant to Retirement REIT and will not affect its results materially.

G&A EXPENSE

G&A expenses include all of the Head Office administrative expenses of operating the Retirement REIT.

TRUST EXPENSES

Trust expenses of $220 comprise fees incurred for the trustees, expenses of trustee meetings, transfer agent costs, and fees related to communications with the Unitholders. The amount of these expenses are consistent with the amount forecast in the Prospectus.

INTEREST EXPENSE

Interest expense relates to interest paid on Retirement REIT's mortgages, bonds and bank loan.

Total interest expense of $7.6 million is lower than the forecast by $0.1 million or 1% primarily due to several properties being refinanced at lower interest rates and a decrease in the interest rates on floating rate debt during the period.

DISTRIBUTABLE INCOME

Distributable income of $9.6 million nominally exceeded the forecast in the Prospectus. Distributions to Unitholders for the quarter totaled $8 million, or 84% of the distributable income.

FINANCIAL CONDITION

Funds from Operations

Funds from operations is equivalent to Retirement REIT's Distributable Income.

The operating plan of the Trust provides for the retention of cash or debt capacity to meet the capital requirements of operations and principal debt repayments. The Trust believes it has sufficient capacity under its credit facilities to fund ongoing capital expenditures and principal debt obligations.

As a significant portion of the Trust's income is paid to Unitholders, opportunities for future growth of the portfolio are generally dependent upon access to new capital from the capital markets under favourable conditions.

The attached unaudited interim financial statements present further information on financial risk management.

JUNE 30, 2001 (IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED

	Note		
Assets			
Retirement home properties	8	$	767,705
Management contracts	9		41,008
Corporate investments	10		12,540
Accounts receivable and other assets			14,066
Cash and cash equivalents			1,272
		$	836,591
Liabilities			
Mortgages payable	11	$	328,629
Bonds payable	12		138,000
Bank loan	13		11,000
Accounts payable and accrued liabilities			26,687
			504,316
Unitholders' Equity			
Unitholders' equity	14		332,275
		$	836,591
Commitments	15		

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

CONSOLIDATED STATEMENT OF INCOME AND DISTRIBUTABLE INCOME

(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED

	Note		April 11, 2001 to June 30, 2001
Revenues			
Resident revenue		$	46,686
Nursing REIT - management and advisory fees	4		1,581
Nursing REIT - equity income	5		104
CPLL - fee income	20		369
Interest and other income			121
			48,861
Expenses			
Direct operating expenses			28,642
General and administrative expenses			3,042
			31,684
Income From Operations before the undernoted		$	17,177
Trust expenses			220
Income before interest, depreciation and amortization (EBITDA)			16,957
Interest expense	6		7,566
Income before depreciation and amortization			9,391
Depreciation and amortization			2,919
Net Income for the Period		$	6,472
Add:			
Nursing REIT distributions in excess of income			241
Depreciation and amortization			2,919
Distributable Income		$	9,632
Per Unit Calculations:	19		

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF UNITHOLDERS EQUITY

(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED

		April 11, 2001 to June 30, 2001
Unitholders' Equity, Beginning of Period	$	–
Subscriptions including distribution reinvestment plan		349,464
Issue costs		(15,127)
Distributions		(8,038)
Net income for the period		6,472
Foreign currency translation adjustment		(496)
Unitholders' Equity, End of Period	$	332,275

(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED

	Note		April 11, 2001 to June 30, 2001
Net inflow (outflow) of cash related to the following activities:			
Operating			
Net income for the period		$	6,472
Items not affecting cash:			
Depreciation and amortization			2,919
Distribution from Nursing REIT in excess of income			241
Funds from operations			9,632
Changes in non-cash operating assets and liabilities			4,030
			13,662
Financing			
Net proceeds from offering of units (net of issue costs)	2		184,873
Bank loan			11,000
Principal repayments			(15,041)
Distributions to unitholders			(8,008)
			172,824
Investing			
Acquisitions of assets in IPO (net of debt assumed)			(183,252)
Increase in other assets			(1,203)
Capital expenditures			(754)
			(185,209)
Foreign exchange loss on amounts held in foreign currency			(5)
Net increase in cash and cash equivalents during the period			1,272
Cash and cash equivalents at beginning of period			-
Cash and Cash Equivalents at end of Period		$	1,272
Interest paid during the period		$	3,281

The accompanying notes are an integral part of the financial statements.

1. The Trust

Retirement Residences Real Estate Investment Trust (the "Trust") and its subsidiaries ("Retirement REIT") is an unincorporated closed-end real estate investment trust created pursuant to a Declaration of Trust dated December 28, 2000, is governed by the laws of Ontario, and began operations on April 11, 2001. Retirement REIT primarily invests in real properties operated as Retirement Homes in Canada and the United States. The Trust leases the properties it owns to wholly-owned subsidiaries which operate the Retirement Homes.

2. Acquisitions

On April 11, 2001, Retirement REIT completed an Initial Public Offering ("IPO") and acquired from Central Park Lodges Ltd. ("CPLL") a portfolio of 74 retirement properties, 852,045 Units of CPL Long Term Care Real Estate Investment Trust ("Nursing REIT"), management, advisory and other agreements with Nursing REIT, a home healthcare business, third party retirement home management contracts, a 40% interest in an institutional pharmacy business, cash and current assets, and assumed obligations related to mortgages, bonds and current liabilities (the "Net Assets"). The transaction involved the issue of $205 million of Treasury Units at $10 per unit, with the proceeds, net of issue costs, used together with the assumption of obligations and the issuance to CPLL of approximately 9 million Units of Retirement REIT and approximately 6 million Class B exchangeable Units of a subsidiary of Retirement REIT ("Retirement REIT Opco") (exchangeable for fully paid Units of Retirement REIT at the option of CPLL) to purchase the Net Assets.

The IPO transaction has been accounted for as follows:

	($000's)
Retirement Home Properties	$ 769,430
Management contracts	41,782
Corporate investments	12,729
Net working capital	(7,541)
Mortgages payable	(344,093)
Bonds payable	(138,000)
Initial equity	$ 334,307

3. Significant Accounting Policies

These consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles. The principal accounting policies of the Trust are summarized as follows:

(a) Consolidation

The consolidated financial statements include the accounts of Retirement REIT and its subsidiaries.

3. Significant Accounting Policies (continued)

(b) Revenue Recognition

Revenue is recognized when services are provided to residents.

(c) Direct Operating Expenses

Direct operating expenses include the direct operating costs of the facilities and the home healthcare branches.

(d) Retirement Home Properties

Retirement Home Properties are recorded at the lower of cost net of accumulated depreciation and net recoverable amount. Retirement Home Properties are depreciated using the sinking fund method. Under this method, an increasing amount is charged to income consisting of a fixed annual sum, together with interest compounded at 5% per annum, so as to fully amortize the cost of real property over their estimated useful lives of up to 40 years.

Property under development and leased to CPLL is recorded at the lower of initial cost plus development costs and net recoverable amount. Development costs for the property include construction costs, interest, all direct expenditures and general and administrative costs relating to developments.

Furniture, fixtures and equipment are depreciated over their estimated useful lives of up to 10 years.

(e) Management Contracts - Nursing REIT

Management contracts are amortized over their estimated useful lives of 12 years.

(f) Retirement Home Businesses (Goodwill)

Goodwill represents the excess purchase price paid for the Retirement Home Business over the fair value assigned to the net assets acquired and is amortized on a straight-line basis over its estimated useful life of 20 years.

(g) Corporate Investments

The investments in the Nursing REIT and Classic Care Pharmacy Corporation, an institutional pharmacy business, are recorded using the equity method.

The investments are recorded at cost plus the pro rata share of the investees' net income or loss, less distributions received.

(h) Foreign Currency Translation

Assets and liabilities of self-sustaining operations are translated to Canadian dollars at the rates in effect at the balance sheet date. Income and expenses are translated at the average rate of exchange for the period. The resulting gains or losses are accumulated as a separate component of Unitholders' equity.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS)* UNAUDITED

3. Significant Accounting Policies (continued)

(i) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from these estimates.

(j) Unit Option Plan

The Trust has a Unit Option Plan, as described in Note 14(b). No compensation expense is recognized for the Plan when Units or Unit Options are issued to employees, consultants or Trustees. Any consideration paid by employees, consultants or Trustees on the exercise of Options or the purchase of Units is credited to Unitholders' Equity. If Units or Unit Options are repurchased from employees, consultants or Trustees, the excess of the consideration paid over the carrying amount of the Unit or Unit option cancelled is charged to Unitholders' Equity.

(k) Distribution Reinvestment Plan ("DRIP")

The Trust has a DRIP whereby Canadian Unitholders may elect to have their distributions of income from Retirement REIT automatically reinvested in additional Units. Unitholders who so elect will receive a further distribution of Units equal in value to 3% of each distribution that was reinvested.

4. Management and Advisory Fees

The management and advisory fees earned during the period arise from the management services provided to Nursing REIT as follows:

	April 11, 2001 to June 30, 2001
Nursing REIT	
Advisory Fees	$739
Management Fees	842
	$1,581

Advisory and Management Fees are presented net of General and Administrative costs of $2,239.

5. Nursing REIT Equity Income

Retirement REIT received distributions from Nursing REIT amounting to $345, of which $104 was recorded as equity income, and $241 was recorded as a return of investment.

853

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

6. Interest

Interest expense during the period consisted of the following:

	April 11, 2001 to June 30, 2001
Interest on mortgages payable	$5,276
Interest on bonds payable	2,213
Interest on bank loan	77
	$7,566

7. Income Taxes

The Trust is taxed as a "Mutual Fund Trust" for Canadian income tax purposes. Pursuant to the Declaration of Trust, the Trustees intend to distribute or designate all taxable income directly earned by the Retirement REIT to Unitholders of the Retirement REIT and to deduct such distributions and designations for Canadian income tax purposes. Therefore, no provision for Canadian income taxes has been made.

8. Retirement Home Properties

Retirement Home Properties are comprised of the following:

	June 30, 2001
Operating assets	
Land	$89,746
Buildings	630,777
Furniture and equipment	31,938
Computers	3,285
Retirement Home Businesses (Goodwill)	1,000
Less accumulated depreciation and amortization	(2,113)
	754,633
Property under development and leased to Central Park Lodges Ltd.	13,072
	$767,705

9. Management Contracts

	June 30, 2001
Nursing REIT management and advisory contracts	$38,882
Other management contracts	2,900
Less accumulated amortization	(774)
	$41,008

10. Corporate Investments

	Effective Ownership Interest	*June 30, 2001*
Nursing REIT - 852,045 Units	4%	$11,688
Classic Care Pharmacy Corporation	40%	852
		$12,540

The investment in Nursing REIT had an approximate market value at June 30, 2001 of $11,929.

11. Mortgages Payable

Mortgages payable consist of the following:

	Weighted Average Interest	*June 30, 2001*
Fixed	7.33%	$305,584
Floating	6.27%	23,045
	7.25%	$328,629

The current portion of mortgages payable amounts to $43,003.

Mortgages payable includes U.S. mortgages amounting to $28,247 (Cdn). Retirement REIT has provided first charges on U.S. properties as security for the debt. These mortgages are non-recourse to the Trust. Fixed rate mortgages payable represents 93% of total mortgage debt.

12. Bonds Payable

At June 30, 2001 the REIT had outstanding the following secured mortgage bonds:

As at June 30, 2001 ($000)

Series	*Rate*	*Standard & Poor's (Canada) Rating*	*Amount*	*Due*
Series A	6.92%	BBB-	$12,000	September 27, 2002
Series B	7.31%	BBB-	88,000	September 27, 2004
Series C	7.17%	BBB-	15,000	September 27, 2004
Series D	7.10%	BBB-	23,000	September 27, 2004
	7.23%		$138,000	

The bonds pay interest only, semi-annually and are secured by a combination of first and second mortgages on 31 of the Trust's properties, all of which are located in Canada.

855

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

13. Bank Loan

	June 30, 2001
Bank Loan	$11,000

The bank loan is a $50,000 revolving facility provided by two Canadian chartered banks. The loan is due May 15, 2002, extendible for an additional 364 days at the option of the lenders. The loan bears interest at floating rates, which at June 30, 2001 was 7% per annum for prime based borrowings.

14. Unitholders' Equity

(a) Units issued and outstanding

The interests in the Trust are represented by a single class of Units which are unlimited in number. Each Unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of Units issued and outstanding are as follows:

	Units	*Amount*
Issuance of Units on April 11, 2001, pursuant to a Prospectus dated March 30, 2001	34,943,000	$349,434
Issue costs		(15,127)
Units issued as a result of options being exercised under the Unit Option Plan	–	–
Units issued in connection with the Distribution Reinvestment Plan	3,000	30
Balance at June 30, 2001	34,946,000	$334,337

(b) Unit Option plan

On April 11, 2001, Retirement REIT adopted the Unit Option Plan, which is subject to the rules of The Toronto Stock Exchange. The total number of Units in respect of which options may be granted under the plan may not exceed 4,000,000 Units. The Unit Option Plan provides that at no time shall the number of Units reserved for issuance under the plan exceed 10% of the then outstanding Units. Options are granted at an exercise price of no less than the market price at the time of the grant and have a maximum term of 10 years. 1,922,000 options had been granted at an exercise price of $10.00 per unit which expire in 2011 and remained outstanding as of June 30, 2001.

856

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

15. Commitments

Retirement REIT and CPLL have entered into an agreement whereby Retirement REIT is committed to purchase four properties identified by the parties as Initial Lease-Up Properties in the Prospectus dated March 30, 2001 (i.e. Kingsway Retirement Residence (Toronto, Ontario); Meadowlands Retirement Residence (Medicine Hat, Alberta); Riverbend Retirement Residence (Edmonton, Alberta); and Colonel By (Ottawa, Ontario)) upon stabilization (i.e. achieving 95% occupancy) of such property up to March 31, 2002 (see Subsequent Event note 21(b)). After that date the Retirement REIT is obligated to purchase each Initial Lease-Up Property if it is stabilized and if the acquisition would be accretive to the Retirement REIT at the date of purchase. Two of the Initial Lease-Up Properties (Colonel By and Kingsway) are anticipated to be purchased prior to December 31, 2001.

Retirement REIT and CPLL have entered into an agreement whereby the Retirement REIT is committed to provide mezzanine financing for each of three properties identified as Initial Development Properties in the Prospectus (i.e. Eau Claire (Calgary, Alberta); McKenzie Towne (Calgary, Alberta); and The Claremont (Toronto, Ontario)). The maximum mezzanine loans committed for the three Initial Development Properties is $20,300 million however, it is estimated that the actual total amount of mezzanine financing for these properties will be approximately $14,000. The mezzanine loans bear interest at the rate of the monthly average cash distributions on outstanding Retirement REIT Units, but not less than 10% or more than 14%. The loans will be secured by second mortgages on the related development properties and will have a seven-year term of repayment from the date of the last advance. Under the terms of the development agreement, Retirement REIT has the obligation to purchase a development property that Retirement REIT has financed, at the greater of its carried cost and 90% of appraised value, if the property has achieved 75% occupancy and would be accretive to the Retirement REIT at the time of purchase.

16. Financial Risk Management (Financial Instruments)

Retirement REIT has U.S. operations, issued short and long term debt and operates in a competitive environment. These activities result in various financial risks including changes in foreign currency exchange rates and interest rates. The following describes these financial risks and how they are managed by Retirement REIT.

(a) Foreign Currency Exchange Risk

Foreign currency exchange risk results from changes in exchange rates between Retirement REIT's reporting currency (Canadian dollars) and the U.S. dollar. At June 30, 2001, 6% of Retirement REIT's assets at book value were held in the United States and 8% of its distributable income before corporate costs was generated in the United States. A one cent change in the cost of U.S. dollars would change distributable income by $200. The U.S. operations are funded primarily through U.S. dollar debt which serves to mitigate foreign currency exchange risk.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

16. Financial Risk Management (Financial Instruments) (Continued)

(b) Interest Rate Risk

Interest rate risk arises with changes in interest costs which affect Retirement REIT's floating rate debt on an ongoing basis and its long term debt upon renewal. At June 30, 2001, 7% of Retirement REIT's long term debt is floating. Each 0.25% change in interest rates changes annual interest costs by $90. To limit interest rate risk Retirement REIT fixes the interest rate on its long term debt to the extent possible. Subsequent to quarter end, three floating rate mortgages were replaced with fixed rate debt, reducing the percentage of floating rate debt from 7% to 6%. Generally, the Trust fixes the term of long term debt for between five and ten years. To limit exposure to the risk of higher rates at renewal, Retirement REIT spreads the maturities of its fixed rate long term debt over time.

(c) Fair Value

Fair value represents management's estimate of current market value at a given point in time. The fair value of accounts receivable, restricted cash, and bank indebtedness are determined to be the carrying value of these assets and liabilities at June 30, 2001 due to their short term nature. The weighted average interest rate on long term debt was 7.25% compared to a market rate of 7.31%, resulting in a fair market value of the debt being less than carried value by $1,385.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

17. Segmented Disclosure - Income by Geographic Segment

	Quebec	*Ontario*	*Alberta*	*Oregon*	*Total*
Retirement home revenue	$4,085	$32,530	$2,802	$2,969	$42,386
Home healthcare revenue	400	2,972	928	–	4,300
	4,485	35,502	3,730	2,969	46,686
Direct operating expenses:					
Salary, wages, purchased services and benefits	1,711	15,972	1,609	1,037	20,329
Direct residence services	423	2,204	188	184	2,999
Maintenance, marketing and direct administrative	154	1,771	124	230	2,279
Utilities and property taxes	392	2,278	181	184	3,035
	2,680	22,225	2,102	1,635	28,642
Property operating income	$1,805	$13,277	$1,628	$1,334	$18,044
Nursing REIT fees					1,581
Nursing REIT equity income					104
CPLL fee income					369
Interest and other income					121
Trust expenses					(220)
General and administrative expense					(3,042)
Income before under-noted items (EBITDA)					16,957
Interest expense					(7,566)
Depreciation and amortization					(2,919)
Net income for the period					$6,472
Total Assets	$98,105	$634,257	$54,716	$49,513	$836,591
Total Liabilities					$504,316
Expenditures for segment assets:					
Capital improvements	$43	$691	$11	$9	$754

18. Distributions to Unitholders

Distributions to Unitholders are computed based on distributable income as defined by the Declaration of Trust.

Distributable income is defined as net income of Retirement REIT and its consolidated subsidiaries, as determined in accordance with generally accepted accounting principles, subject to the following adjustments as set out in the Declaration of Trust: adding back depreciation, amortization of licenses and goodwill to the computation, excluding any gains or losses on the disposition of any asset, and any other adjustments determined the Trustees in their discretion. Distributable income shall include all income received by Retirement REIT and its subsidiaries from the Nursing REIT Units it holds, whether such distributions constitute income, return of capital, depreciation or amortization.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

Distribution to Unitholders

	April 11, 2001 to June 30, 2001
Net income	$6,472
Add: Nursing REIT distribution in excess of income	241
Add: Depreciation and amortization	2,919
Distributable income	9,632
Retained amount	(1,594)
Distributed to Unitholders	$8,038

19. Per Unit Calculations

	April 11, 2001 to June 30, 2001
Net income per unit - Basic	$0.185
Net income per unit - Diluted	0.184
Distributable income per unit – Basic	0.276
Distributable income per unit - Diluted	0.275

Basic Net and Distributable income are calculated based on a weighted average of 34,944,000 units.

Diluted net and distributable income per unit information for the period ended June 30, 2001 is calculated based on a weighted average of 35,068,000 units, which reflects the exercise of 1,922,000 outstanding options since the issue price of these options was less than the average market price of the units during the period.

20. Related Party Transactions

On completion of the offering, Retirement REIT entered into the following agreements with CPLL:

(i) An agreement to provide management services to CPLL at the rate of 4% of the projected stabilized revenue of the managed properties.

(ii) An agreement relating to the development of Retirement Homes by Central Park Developments Limited Partnership ("CPD") a subsidiary of CPLL and the rights and obligations of Retirement REIT to finance and acquire these properties (see Subsequent Event note 21(c)).

At June 30, 2001, Retirement REIT had earned $369 in management fees from CPLL.

JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS)* *UNAUDITED*

21. **Subsequent Events**

(a) A subsidiary of Retirement REIT has entered into a Consulting Agreement with Balanced Care Corporation ("BCC"), a public US assisted living company in which certain shareholders of CPLL or entities related thereto have a significant interest. Under the terms of the Agreement, effective August 16, 2001, BCC will pay the Retirement REIT approximately $35 USD per month for consulting services provided.

(b) Subsequent to the quarter end, Retirement REIT received formal notice that one of the Initial Lease-up Projects, known as the Colonel By Retirement Residence, had attained an average occupancy rate for the month of June, 2001 of 95% or greater. As a result, Retirement REIT will acquire this property for approximately $30 million, during 2001.

(c) Subsequent to the quarter end, Retirement REIT advanced $3.0 million in mezzanine financing to CPD. CPD has commenced construction of three Retirement Home projects. Retirement REIT has an option (and in certain circumstances has an obligation) to acquire these projects when they are completed and stabilized (see also notes 15 and 20).

CORPORATE INFORMATION

UNITHOLDER INQUIRIES

Retirement REIT welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries should be directed to Greg Bowman, Vice President, Corporate Finance (416) 929-5430 ext 264 or via e-mail at gbowman@retirementreit.com.

Unitholders' questions relating to distributions, address changes and Unit certificates should be directed to the company's Transfer Agent:

CIBC Mellon Trust Company

By mail:	P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:	199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9 Attention: Courier Window
Tel:	(416) 643-5500
Toll Free:	(800) 387-0825 (throughout North America)
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

STOCK EXCHANGE LISTING

Retirement REIT units are listed on The Toronto Stock Exchange under the symbol RRR.UN.

DISTRIBUTION REINVESTMENT PLAN

Retirement REIT's Unitholders, who hold Units of record or through a broker or other investment dealer recognized by the Canadian Depository for Securities Ltd. are able to conveniently and economically increase their holdings in Retirement REIT by taking advantage of the Trust's Distribution Reinvestment Plan.

Monthly distributions are automatically reinvested in additional Retirement REIT units without payment of brokerage commissions.

Participants in the Plan acquire additional units of the REIT, based on the average closing price for the five trading days immediately preceding the distribution date. For each $1.00 reinvested, participants receive $1.03 of new units. The Plan is available to Canadian residents only. Please contact your broker for enrolment information.

DISTRIBUTION DATES (1)

Record Date - approximately last business day of each month
Payment Date - approximately 15th of following month or December 31

(1) Actual distribution dates and amounts are reported monthly.

Trustees and Senior Management

Estimated Distribution Tax Profile [1]

	Tax Deferred
Period to December 31, 2001	53%
Year to December 31, 2002	70%

(1) Non-resident US Unitholders are subject to a 15% withholding tax on the taxable portion of the Distribution.

Plan Eligibility: RRSP, RRIP, DPSP

Managed REIT

CPL Long Term Care Real Estate Investment Trust
614 Coronation Boulevard, Suite 200
Cambridge, Ontario N1R 3E8

Tel: 519-622-1840
Fax: 519-622-8884
Web Site: www.cplreit.com

Auditors
Deloitte & Touche LLP

Legal Counsel
Goodmans LLP

Principal Bankers
Canadian Imperial Bank of Commerce
HSBC Bank of Canada

Head Office
175 Bloor Street East
South Tower, Suite 601
Toronto, Ontario
M4W 3R8

Web Site: www.retirementreit.com
Email: contactus@retirementreit.com
Contact Numbers:
Tel: 416-929-5430
Fax: 416-323-3818

Cautionary Statement Regarding Forward-Looking Statements

This quarterly report contains forward-looking statements relating to Retirement REIT operations and the environment in which it operates that are based on Retirement REIT's expectations, estimates, forecast and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Retirement REIT undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

RETIREMENT RESIDENCES

REAL ESTATE INVESTMENT TRUST

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST



Third Quarter Interim Report 2001

FROM JULY 1, 2001 TO SEPTEMBER 30, 2001

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

Profile

Retirement Residences Real Estate Investment Trust ("Retirement REIT") owns 73 retirement homes and is the largest provider of residential senior accommodation and related services in Canada, servicing approximately 7,000 residents. In addition, Retirement REIT manages retirement homes for third parties, including Central Park Lodges Ltd. Through a wholly owned staffing agency, Central Health Services, Retirement REIT provides health care personnel and support services to the retirement home and nursing home industries and to the home health care market through both private pay and government-funded contracts.

Retirement REIT also provides management and advisory services to Canada's largest owner and operator of nursing homes, CPL Long Term Care Real Estate Investment Trust, a Toronto Stock Exchange listed issuer. Retirement REIT also owns approximately 4% of the outstanding units of CPL Long Term Care REIT.

Retirement REIT has access to a dedicated development program through CPD LP (a subsidiary of Central Park Lodges Ltd.) and has the first opportunity to share in the financial benefits from the growth in new developments while being substantially insulated from certain risks associated with the development process. CPD LP has six properties in lease up and ten land sites held for development, of which construction has commenced on three sites.

Mission Statement

Retirement REIT's business mission is to generate stable and growing distributable income and to maximize unit value through (i) the efficient management of its portfolio of retirement properties and related businesses, and (ii) accretive acquisitions of additional properties and stabilized developments, primarily in Canada.

Retirement REIT aims to provide the highest standard of accommodation, care, and services to its residents, and to treat them with respect, dignity, and compassion, ensuring that the full spectrum of their physical, social, and emotional needs are recognized.

A MESSAGE FROM THE PRESIDENT

Dear Fellow Unitholder,

We are pleased to provide you with our third quarter interim report ending September 30, 2001.

Retirement REIT became a public entity by way of an Initial Public Offering on April 11, 2001 and became the largest Canadian REIT in terms of market capitalization operating in either the health care or residential sectors.

OPERATING RESULTS

Retirement REIT reported Distributable Income of $10,958,000 for the quarter ended September 30, 2001 which compares to $10,897,000 as set out in the prospectus forecast. For the five and a half month period ended September 30, 2001, Distributable Income was $20,590,000 as compared to $20,351,000 in the prospectus forecast for the same period. On a per unit basis, for the quarter, Distributable Income was $0.314 per unit or 0.6% ahead of forecast and on a period to date basis Distributable Income was $0.589 per unit or 1.2% above the prospectus forecast.

Total revenue for the quarter was $55.6 million, nominally below the forecast of $56.5 million. Operating expenses were $32.6 million, which was $0.8 million or 2.3% below forecast which offset the revenue decline.

Management is pleased that the results for the period are in line with the projection of Retirement REIT reporting $1.24 of Distributable Income per unit on an annualized basis.

BUSINESS PLAN

Our business plan at the time of the IPO called for the anticipated purchase of four Lease-Up Properties owned by Central Park Lodges Ltd over the subsequent twelve months.

Once the acquisition of these Lease-Up Properties is completed in mid 2002, the gross book value of the REIT's total assets will have increased by approximately $100 million or 12%. These acquisitions will enhance the quality of the portfolio and further diversify the REIT geographically.

On November 19, 2001 Retirement REIT completed the acquisition of Colonel By Retirement Residence in Ottawa and Kingsway Retirement Residence in Toronto, the first two of the four Lease-Up properties from Central Park Lodges Ltd. These two facilities have performed above initial projections, achieved fill-up in a shorter than expected timeframe and are excellent additions to our portfolio.

Subsequent to the quarter end, Retirement REIT entered into agreements to purchase a retirement home and a nursing placement agency.

The retirement home is Cedarbrooke Lodge, a 153 suite retirement home located in Toronto (Scarborough), Ontario. The purchase price was $14 million, payable $1 million in cash and $13 million, vendor-take-back financing. We expect to complete $2.4 million in structural renovations on this facility over the next 12 months. Market studies indicate that the current occupancy of 77% can be increased to 93% once the building is renovated and properly marketed.

The nursing placement agency is Medisys Nursing Placement, which provides nursing placement services in the Greater Montreal area. This acquisition which will cost $1 million, will be an excellent complement to our Central Health Services' operations in Quebec.

Both acquisitions are expected to close shortly.

UNIT EQUITY OFFERING

On November 19, 2001, the Trust completed an offering of 3,795,000 units at $11.75 per unit for gross proceeds of $44.5 million. The proceeds were used to fund the two Lease-Up acquisitions from Central Park Lodges Ltd and to pay down short-term banking facilities.

POSSIBLE COMBINATION WITH NURSING REIT

Retirement REIT also announced in October 2001 that management is exploring the possibility of a business combination with CPL Long Term Care REIT. If completed, the combined entity would have a market capitalization in excess of $700 million based on the current market capitalization of each of the entities, increased liquidity for Unitholders, greater access to capital and a range of potential synergies.

TRUST

The REIT paid distributions of $0.2625 per unit during the quarter ($0.0875 per month). This represents a payout ratio of distributions to distributable income during the quarter equal to 84%.

OUTLOOK

We believe that our results to date reflect a solid start to our first fiscal year. With a talented and energetic team in place, we are looking forward with confidence to meeting our targets.

Yours truly,

Barry Reichmann

Barry Reichmann

President and Chief Executive Officer
November 23, 2001

FINANCIAL HIGHLIGHTS – THIRD QUARTER 2001 *(UNAUDITED)*

OPERATING RESULTS

($000 except per Unit Amounts)	*Quarter Ended Sept. 30, 2001* Actual	Prospectus	Percent Improvement	*April 11, 2001 to Sept. 30, 2001* Actual	Prospectus[1]	Percent Improvement
Revenues	$55,681	$56,581	(1.6)%	$104,542	$106,380	(1.7)%
Operating Expenses	32,646	33,407	2.3%	61,288	62,960	2.7%
Income Before Interest and Depreciation (EBITDA)	19,485	19,345	0.7%	36,442	36,285	0.4%
Interest Expense	8,747	8,660	(1.0)%	16,313	16,331	0.1%
Net Income	7,029	7,203	(2.4)%	13,501	13,200	2.3%
Distributable Income	10,958	10,897	0.6%	20,590	20,351	1.2%
Distributable Income Per Unit (Basic)	$0.314	$0.312	0.6%	$0.589	$0.582	1.2%
Operating Margin	38.5%	38.1%	1.0%	38.6%	38.0%	1.6%

(1) Apportioned from April 11 – September 30, 2001.

FINANCIAL POSITION

($000)	*As at Sept. 30, 2001*	*As at June 30, 2001*
Total Assets	$846,576	$836,591
Total Debt	$491,118	$477,629
Unitholders' Equity (book value)	$331,066	$332,275
Units Outstanding at Quarter End *(000)*	34,952	34,946
Weighted Average Units Outstanding for the Quarter *(000)*	34,948	34,944

OPERATING STATISTICS

As at September 30, 2001	*Homes/Sites*	*Average Resident Occupancy*
Number of Retirement Homes		
Owned	73	6,938
Managed for Third Parties	2	–
Managed for CPLL [1]	8	–
Resident Occupancy		93%
Number of Development Sites (vacant)[2]	7	–
Number of Development Sites (construction commenced)[2]	3	–

(1) Subsequent to quarter end, two of these homes were acquired by the REIT.
(2) Held in Central Park Lodges Ltd. ("CPLL")/CPD LP

DISTRIBUTIONS PAID AND PAYOUT RATIO

For Period:	*Sept. 30, 2001*	*Aug. 31, 2001*	*July 31, 2001*	*Total*	*Period to June 30, 2001*
Distributions Paid Per Unit	$0.0875	$0.0875	$0.0875	$0.2625	$0.23
Distribution Payout Ratio				84%	84%

DEBT ANALYSIS

Debt to Gross Book Value

($000)	*Loan Amount*	*Debt to Gross Book Value*	*Limitation*
Long Term	$476,618	56%	60%
Short Term	14,500	2%	10%
Total	$491,118	58%	70%

Long Term Debt Maturities (Mortgages and Bonds)

Fiscal Periods Ended Dec. 31 ($000)	*2001*	*2002*	*2003*	*2004*	*2005*	*2006*	*2006+*	*Total*
	$2,975	$50,530	$61,848	$138,762	$39,559	$65,604	$117,340	$476,618
Percentage of total	1%	10%	13%	29%	8%	14%	25%	100%

	Sept. 30, 2001	*June 30, 2001*
Weighted Average Interest Rate (Mortgages and Bonds)	7.24%	7.25%
Percentage of Total Debt at Fixed Rate of Interest	94%	93%
Percentage of Mortgage Debt Insured by CMHC	49%	51%

REIT UNIT CLOSING PRICES (RRR.UN) AND RETURNS

	Quarter Ending Sept. 30, 2001	*Period Ending June 30, 2001*
High	$12.25	$11.05
Low	$10.70	$10.00
Close	$12.00	$10.74
Book Value per Unit	$9.47	$9.51
Volume of Units Traded (000)	3,373	3,481
Annualized Yield at Quarter/Period End	8.75%	9.8%
Return on Unitholders' Equity [(1)]	13.0%	13.0%

(1) Calculated as Distributable Income divided by the adjusted unitholders' equity, annualized. Adjusted unitholders' equity is defined as average equity for the quarter, plus the quarter's depreciation.

PORTFOLIO GEOGRAPHIC DISTRIBUTION

Retirement Home Properties[(1)]


Oregon
11%
Alberta
4%
Quebec
9%
Ontario
76%

(1) Based on retirement homes owned at September 30, 2001.

870

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar references unless otherwise stated are in thousands of dollars)

Management's discussion and analysis of results of operations should be read in conjunction with the Trust's unaudited financial statements for the quarter and period ended September 30, 2001 and the Prospectus dated March 30, 2001.

INITIAL PUBLIC OFFERING

Retirement Residences Real Estate Investment Trust ("Retirement REIT", "the Trust" or "the REIT") completed a successful offering of its units to the public on April 11, 2001. The Trust raised $205,000 to purchase various assets from Central Park Lodges Ltd.

The underwriters exercised an over allotment option, the proceeds ($5,000) of which were used to acquire units from Central Park Lodges Ltd. effectively reducing its interest in Retirement REIT to approximately 41% ownership of the REIT.

RETIREMENT REIT AND THE INDUSTRY

On September 30, 2001, the Trust owned 73 retirement homes, principally in Canada. In addition, the Trust managed 10 retirement homes, including 8 owned by CPLL. The Trust services approximately 7,000 residents in its owned facilities. Subsequent to quarter end, the Trust acquired 2 of the homes managed for CPLL. Retirement REIT also owns an in-home health care provider (Central Health Services or "CHS"), an interest in an institutional pharmacy (Classic Care Pharmacy Corporation), acts as manager and advisor to CPL Long Term Care Real Estate Investment Trust ("Nursing REIT"), and owns approximately 4% of the outstanding units of Nursing REIT. Nursing REIT is Canada's largest owner/operator of nursing homes.

Retirement REIT operates in what is known in the industry as the "Continuum of Care". The concept is that as a senior ages, he or she will require increasing levels of assistance in completing daily living activities. At first the care might be provided in the senior's own home, but eventually may require a move to a facility where higher levels of care are available. The facilities themselves range from Independent Living (seniors oriented apartment buildings) to Long-Term Care facilities. The Continuum of Care is illustrated in the table below, and indicates where the Trust operates within this range of care.

The Industry Senior Care Continuum



Home Health Care
Independent Living
Assisted Living
Specialty Care
Long-Term Care
Subacute Care
Increasing Level of Care
Central Health Services ("CHS")
Retirement REIT's primary focus for investment of its capital
Retirement REIT provides management and advisory services to the Nursing REIT and owns 4% of the Nursing REIT

THE DEVELOPMENT PROGRAM

Through CPD LP ("CPD"), a subsidiary of Central Park Lodges Ltd., Retirement REIT has a dedicated development program with a right to purchase development properties at a formula discount price in return for the provision of recourse funding to CPD of a portion of the total development costs. CPD's business plan is to develop properties on an ongoing basis after consultation with and input from the REIT. CPD incurs a substantial portion of the development risk on the development properties. Retirement REIT, through its strategic relationship with CPD, mitigates its exposure to these development risks and shares in the financial benefits from the growth in new developments.

Retirement REIT and CPD have entered into an agreement whereby Retirement REIT is committed to provide mezzanine financing for three Initial Development Properties. It is estimated that the total amount of mezzanine loans for these properties will be $14 million. The interest rate (currently 10%) is a function of the distribution yield payable to Retirement REIT's Unitholders and cannot be less than 10% or more than 14%. The loan is secured by second mortgages on the related development properties and has a seven-year term of repayment from the date of the last advance. Under the terms of the development agreement, Retirement REIT has the option to acquire a development property financed, at the greater of its carried cost or 90% of its appraised fair market value. Retirement REIT also has the obligation to purchase a development property that it has financed at the above noted purchase price formula, if the property has achieved 75% occupancy and would be accretive to Retirement REIT at the time of purchase.

At September 30, 2001, Retirement REIT had advanced $4 million of mezzanine financing to CPD for the construction of three facilities, two in Calgary and one in Toronto.

REVIEW OF FINANCIAL RESULTS *(UNAUDITED)*

Balance Sheet Analysis

Consolidated Balance Sheet

($000)	*Sept. 30, 2001*	*June 30, 2001*
Assets		
Retirement Home Properties	$768,967	$767,705
Management Contracts	40,138	41,008
Corporate Investments	12,746	12,540
Accounts Receivable and Other Assets	22,549	14,066
Cash and Cash Equivalents	2,176	1,272
	$846,576	$836,591
Liabilities		
Mortgages Payable	$338,618	$328,629
Bonds Payable	138,000	138,000
Bank Loan	14,500	11,000
Accounts Payable and Accrued Liabilities	24,392	26,687
	$515,510	$504,316
Unitholders' Equity	331,066	332,275
	$846,576	$836,591

ASSETS

Retirement Home Properties

The Retirement Home Properties comprise:

($000)	*Sept. 30, 2001*	*June 30, 2001*
Operating Assets		
Land	$89,128	$89,746
Building	633,554	630,777
Furniture and Equipment	32,223	31,938
Computers	4,551	3,285
Retirement Business	1,000	1,000
Less Accumulated Depreciation and Amortization	(4,561)	(2,113)
	755,895	754,633
Property under development and leased to Central Park Lodges Ltd.	13,072	13,072
	$768,967	$767,705

Retirement REIT's goal is to continue upgrading its portfolio, with the acquisition of retirement homes which are available in the market from time to time or developed by CPD. The REIT will also consider the divestiture of homes which are no longer core to the REIT's operations.

Additions to operating assets for the quarter are a result of Retirement REIT's ongoing capital expenditure program and the continued upgrading of the REIT's computer systems.

MANAGEMENT CONTRACTS

Management contracts principally represent the management and advisory contracts with the Nursing REIT.

Retirement REIT receives the following fees for its role in managing and advising the Nursing REIT:

- Management fees equal to 2.75% of gross revenue of the Nursing REIT's operating subsidiaries, paid monthly.
- An Annual Advisory Fee, payable quarterly, half received in Nursing REIT units, equal to 0.35% of the adjusted cost base of the Nursing REIT's assets.
- Other transaction based fees relating to the acquisition, disposition and financing of the Nursing REIT's assets.

CORPORATE INVESTMENTS

($000)	*Effective Equity Interest*	*Sept. 30, 2001*	*June 30, 2001*
Investment in Nursing REIT (1)	4%	$11,825	$11,688
Investment in Classic Care Pharmacy Corporation (2)	40%	921	852
		$12,746	$12,540

(1) The market value of the interest at September 30, 2001 was $12,207 (June 30, 2001 - $11,929).
(2) Classic Care Pharmacy Corporation is a private company.

The investment in Nursing REIT represents 876,972 units (June 30, 2001 – 852,045 units), which currently distributes $1.38 per unit to its holders on an annualized basis.

ACCOUNTS RECEIVABLE AND OTHER ASSETS

($000)	*Sept. 30, 2001*	*June 30, 2001*
Accounts Receivable and Other Assets	$22,549	$14,066

Accounts Receivable and Other Assets is comprised mainly of trade receivables, notes receivable, prepaid expenses, inventory, the unamortized balance of deferred financing charges and mezzanine loan advances to CPD.

The increase during the quarter was due mainly to mezzanine advances of $4.0 million (June 30, 2001 - nil) made to CPD to cover land and development costs on three development projects and to timing issues related to the payment of prepaid expenses and deposits.

LIABILITIES

($000)	Sept. 30, 2001	June 30, 2001
Mortgages Payable	$338,618	$328,629
Bonds Payable	138,000	138,000
	476,618	466,629
Bank Loan	14,500	11,000
	$491,118	$477,629

Long Term Debt Maturities (Mortgages and Bonds Payable)

Fiscal Periods Ended Dec. 31 ($000)	2001	2002	2003	2004	2005	2006	2006+	Total
	$2,975	$50,530	$61,848	$138,762	$39,559	$65,604	$117,340	$476,618
Percentage of Total	1%	10%	13%	29%	8%	14%	25%	100%

The Trust generally finances the acquisition of its retirement homes with a combination of equity and first mortgages. It is management's intention to renew or replace the mortgages as they mature. The weighted average interest rate on long term debt is 7.24% per annum.

Mortgages Payable

($000)	Sept. 30, 2001	June 30, 2001
Mortgages Payable	$338,618	$328,629
Less: Current Portion	(47,573)	(43,003)
	$291,045	$285,626

Interest rates on mortgages vary from 5.22% to 9.13% per annum.

The increase in mortgages payable at September 30, 2001 over June 30, 2001 reflects the refinancing of a number of facilities.

BONDS PAYABLE

At September 30, 2001, the REIT had outstanding the following secured mortgage bonds:

As at September 30, 2001 ($000) Series	Rate	Standard & Poor's (Canada) Rating	Amount	Due
Series A	6.92%	BBB-	$12,000	September 27, 2002
Series B	7.31%	BBB-	88,000	September 27, 2004
Series C	7.17%	BBB-	15,000	September 27, 2004
Series D	7.10%	BBB-	23,000	September 27, 2004
	7.23%		$138,000	

The bonds pay interest only semi-annually and are secured by a combination of first and second mortgages on 31 of the REIT's properties.

Bank Loan

($000)	*Sept. 30, 2001*	*June 30, 2001*
Bank Loan	$14,500	$11,000

Retirement REIT maintains a $50 million operating line which matures on May 15, 2002 and is extendible for an additional 364 days at the option of the lenders. At September 30, 2001, the effective incremental rate of borrowing on the line was 6% for prime based borrowing.

The increase in the bank loan during the quarter reflects draws on the line to provide mezzanine loans of $4 million to CPD.

Debt Limitations

	September 30, 2001		*June 30, 2001*	
($000)	*Loan Amount*	*Debt to Gross Book Value*	*Loan Amount*	*Debt to Gross Book Value*
Long Term	$476,618	56%	$466,629	56%
Short Term	14,500	2%	11,000	1%
Total	$491,118	58%	$477,629	57%

The REIT's Declaration of Trust stipulates that the Consolidated Debt to Gross Book Value ratios cannot exceed 10% for short-term debt and 60% for long-term debt.

CMHC Insurance

Retirement REIT utilizes Canada Mortgage and Housing Corporation ("CMHC") insurance on a number of its assets. The benefits of having this insurance include attractive interest rates, stronger likelihood of renewal, and enhancing the financing availability in secondary markets. These positives are mitigated by the upfront fees required. Of Retirement REIT's $338,618 in mortgage debt, $165,114, representing 49%, is insured under the CMHC program. Management is confident that lenders will renew the non-CMHC mortgage debt mortgages as these mature.

Fixed/Floating Interest Rate

Of Retirement REIT's $491,118 of Debt obligations, $461,061 or 94% has fixed interest rates and $30,057 or 6% is floating.

UNITHOLDERS' EQUITY

As at September 30, 2001 ($000) (except per unit data)	
Opening – June 30, 2001	$332,275
Net Income for the Period	7,029
Distributions Paid	(9,178)
Distribution reinvestment plan	98
Foreign Currency Translation Adjustment	842
	$331,066
Book value per unit as at September 30, 2001	$9.47

There are 4,000,000 units reserved for issuance under options, of which 1,980,000 options have been issued (representing 5.7% of the total issued units) to purchase units of the REIT at a range of exercise prices (1,920,000 units at $10.00 per unit and 60,000 units at $11.93 per unit). No options were exercised during the period.

Subsequent to the end of the quarter, the Trust completed an offering of 3,795,000 units at $11.75 per unit for gross proceeds of $44.5 million including the exercise of an over allotment option.

INCOME STATEMENT ANALYSIS

($000)	*Quarter Ended September 30, 2001*			*For the Period April 11, 2001 to September 30, 2001*		
	Actual	*Prospectus*	*Percent Change*	*Actual*	*Prospectus*[(1)]	*Percent Change*
Retirement Operations						
Retirement Home Revenue	$48,153	$48,769	(1.3)%	$90,539	$91,730	(1.3)%
Retirement Home Operating Expenses	(28,396)	(28,828)	1.5%	(53,371)	(54,292)	1.7%
Retirement Home Operating Income	19,757	19,941	(0.9)%	37,168	37,438	(0.7)%
Home Health Care Operations						
Home Health Care Revenue	4,898	5,173	(5.3)%	9,198	9,777	(5.9)%
Home Health Expenses	(4,250)	(4,579)	7.2%	(7,917)	(8,668)	8.7%
Home Health Care Operating Income	648	594	9.1%	1,281	1,109	15.5%
Nursing REIT Fee Income:						
Advisory	816	859	(5.0)%	1,555	1,609	(3.4)%
Management	961	1,145	(16.1)%	1,803	2,096	(14.0)%
Nursing REIT Equity Income	94	142	(33.8)%	198	265	(25.3)%
Nursing REIT Income	1,871	2,146	(12.8)%	3,556	3,970	(10.4)%
Other Income and Expense						
CPLL Fee Income	431	348	23.9%	800	655	22.1%
Other Income	328	145	126.2%	449	248	81.0%
G&A Expense	(3,401)	(3,581)	5.0%	(6,443)	(6,666)	3.3%
Trust Expenses	(149)	(248)	39.9%	(369)	(469)	21.3%
Income Before Undernoted Items (EBITDA)	**19,485**	**19,345**	**0.7%**	**36,442**	**36,285**	**0.4%**
Interest Expense	8,747	8,660	(1.0)%	16,313	16,331	0.1%
Income before Depreciation and Amortization	10,738	10,685	0.5%	20,129	19,954	0.8%
Depreciation and Amortization	3,709	3,482	(6.5)%	6,628	6,754	1.9%
Net Income	7,029	7,203	(2.4)%	13,501	13,200	2.3%
Add Nursing REIT Distributions in Excess of Income	220	212	3.8%	461	397	16.1%
Add Depreciation and Amortization	3,709	3,482	6.5%	6,628	6,754	(1.9)%
Distributable Income	$10,958	$10,897	0.6%	$20,590	$20,351	1.2%
Property Operating Margin [(2)]	38.5%	38.1%		38.6%	38.0%	

(1) Apportioned from April 11, 2001 – September 30, 2001.

(2) Property operating margin is calculated as the total of Retirement Home Operating Income plus Home Health Care Operating Income as a percentage of the total of Retirement Home Revenue plus Home Health Care Revenue.

REVENUES

Resident revenue includes revenue from both the Retirement Homes and the Home Health Care ("CHS") businesses, as set out below:

($000)	Quarter Ended September 30, 2001		April 11, 2001 to September 30, 2001	
	Actual	Prospectus	Actual	Prospectus (1)
Retirement Home Revenue	$48,153	$48,769	$90,539	$91,730
Home Health Care Revenue	4,898	5,173	9,198	9,777
Total Resident Revenue	$53,051	$53,942	$99,737	$101,507

(1) Apportioned from April 11, 2001 – September 30, 2001.

Total Resident revenue for the quarter was $53 million which is $0.9 million or 1.6% below the prospectus forecast for the quarter. On a period to date basis Resident revenue was $99.7 million or 1.7% below the prospectus forecast.

Retirement Home revenue for the quarter of $48.2 million was 1.3% below the prospectus forecast and the period to date level of $90.5 million was 1.3% below the prospectus forecast. The facilities continue to deal with softening of occupancy in certain markets due to competition from newly opened facilities and the lower care levels of new residents.

Home Health Care revenue for the quarter was $4.9 million which was 5.3% below forecast. Period to date revenue was $9.2 million which is 5.9% below forecast. The decline in revenue is due primarily to the loss of government contract revenue as a result of increased competition. It is normal within the industry to be awarded new government contracts and lose others within a fiscal year.

OPERATING EXPENSES

($000)	Quarter Ended September 30, 2001		April 11, 2001 to September 30, 2001	
	Actual	Prospectus	Actual	Prospectus (1)
Retirement Home Operating Expenses				
Salaries, Wages, Purchased Services, Benefits	$18,960	$19,169	$35,622	$36,007
Direct Resident Services	3,482	3,501	6,481	6,578
Maintenance, Marketing and Direct Administrative	2,565	2,483	4,844	4,692
Utilities and Property Taxes	3,389	3,675	6,424	7,015
	28,396	28,828	53,371	54,292
Home Health Care Operating Expenses	4,250	4,579	7,917	8,668
Total Operating Expenses	$32,646	$33,407	$61,288	$62,960

(1) Apportioned from April 11, 2001 – September 30, 2001.

For the quarter ended September 30, the total Retirement Home Operating Expenses were $28.4 million which is 1.5% below the prospectus forecast. The year to date expenses are 1.7% below the prospectus forecast. Reductions have been realized in staffing levels, direct resident costs and utilities in both the quarter and year to date period.

Increased costs of marketing, to address lower occupancy levels, and timing of preventative maintenance during the summer months has caused the Maintenance, Marketing and Direct Administrative expenses to be slightly above the prospectus forecast for both the quarter and period to date.

OPERATING MARGINS

Retirement REIT's operating margin was 38.5% for the quarter and 38.6% on a period to date basis representing a nominal improvement from the margins indicated in the March 30, 2001 Prospectus.

NURSING REIT OPERATIONS

($000)	Variable	Quarter Ended September 30, 2001 Actual	Quarter Ended September 30, 2001 Prospectus	April 11, 2001 to September 30, 2001 Actual	April 11, 2001 to September 30, 2001 Prospectus (1)
Nursing REIT Income:					
Advisory	.35%	$816	$859	$1,555	$1,609
Management	2.75%	961	1,145	1,803	2,096
Nursing REIT Equity Income		94	142	198	265
Total Nursing REIT Income		$1,871	$2,146	$3,556	$3,970

(1) Apportioned from April 11, 2001 – September 30, 2001.

Nursing REIT Advisory fees are equal to 0.35% of the adjusted cost base of the Nursing REIT assets. A slower than anticipated growth in the Nursing REIT's developments has resulted in a nominal variance from forecast.

Nursing REIT Management fees are equal to 2.75% of revenues generated by the Nursing REIT and are presented net of certain direct costs incurred by Retirement REIT in earning those fees. Anticipated Government funding increases in the Nursing Industry have been delayed while administrative costs have increased resulting in lower net management fees for the period.

Nursing REIT presently has 15 sites under construction which, when opened, will add to the fee income being generated under its management and advisory agreements with Retirement REIT.

On August 9, 2001, the Nursing REIT announced a change in their distribution payout ratio from 100% to a level which more closely aligns the Nursing REIT with other REITs. This change is not significant to Retirement REIT and will not affect its results materially.

CPLL FEE INCOME

CPLL Fee income includes management fees charged to CPLL and CPD for management services provided on properties and developments owned by CPLL and CPD. The increase from the prospectus forecast is due to unbudgeted properties managed on behalf of CPLL during the period.

Other Income

Other income includes the 40% share of the net income of Classic Care Pharmacy Corporation, management fees for management services provided to Balanced Care Corporation (which were not included in the prospectus forecast) and interest income on the mezzanine loans provided to CPD.

General and Administrative Expense

G&A expenses include all of the Head Office administrative expenses of the Retirement REIT.

Trust Expenses

Trust expenses are comprised of fees incurred for the trustees, expenses of trustee meetings, transfer agent costs, and fees related to communications with the Unitholders.

Interest Expense

Interest expense relates to interest paid on Retirement REIT's mortgages, bonds and bank loan.

Total interest expense of $8.7 million for the quarter is nominally higher than the forecast by $0.09 million or 1% due to interest charges on higher than forecasted short term draws on the floating rate bank debt.

Period to date interest expense of $16.3 million is $0.02 million or 0.1% lower than the prospectus forecast due to several properties being refinanced at lower rates and decreases in interest rates on floating rate debt.

Distributable Income

Distributable income of $11 million for the quarter and $20.6 million for the year to date period nominally exceeded the forecast in the Prospectus. Distributions to Unitholders totaled $9.2 million, or 84% of the distributable income for the quarter. Distribution to Unitholders totaled $17.2 million or 84% on a period to date basis.

Financial Condition

Funds from Operations

Funds from operations is equivalent to Retirement REIT's Distributable Income.

The operating plan of the Trust provides for the retention of cash or debt capacity to meet the capital requirements of operations and principal debt repayments. The Trust believes it has sufficient capacity under its credit facilities to fund ongoing capital expenditures and principal debt obligations.

As a significant portion of the Trust's income is paid to Unitholders, opportunities for future growth of the portfolio are generally dependent upon access to new capital from the capital markets under favourable conditions.

The attached unaudited interim financial statements present further information on financial risk management.

CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2001 AND JUNE 30, 2001 *(IN THOUSANDS OF DOLLARS) UNAUDITED*

	Note	Sept. 30, 2001	June 30, 2001
Assets			
Retirement home properties	8	$768,967	$767,705
Management contracts	9	40,138	41,008
Corporate investments	10	12,746	12,540
Accounts receivable and other assets	20	22,549	14,066
Cash and cash equivalents		2,176	1,272
		$846,576	$836,591
Liabilities			
Mortgages payable	11	$338,618	$328,629
Bonds payable	12	138,000	138,000
Bank loan	13	14,500	11,000
Accounts payable and accrued liabilities		24,392	26,687
		515,510	504,316
Unitholders' Equity	14	331,066	332,275
		$846,576	$836,591
Commitments	15		

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

882

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS) UNAUDITED*

	Note	*Quarter Ended Sept. 30, 2001*	*April 11, 2001 to Sept. 30, 2001*
Revenues			
Resident revenue		$53,051	$99,737
Nursing REIT – management and advisory fees	4	1,777	3,358
Nursing REIT – equity income	5	94	198
CPLL – fee income	20	431	800
Interest and other income		328	449
		55,681	104,542
Expenses			
Direct operating expenses		32,646	61,288
General and administrative expenses		3,401	6,443
		36,047	67,731
Income From Operations before the undernoted		19,634	36,811
Trust expenses		149	369
Income before interest, depreciation and amortization (EBITDA)		19,485	36,442
Interest expense	6	8,747	16,313
Income before depreciation and amortization		10,738	20,129
Depreciation and amortization		3,709	6,628
Net Income for the Quarter/Period		7,029	13,501
Add:			
Nursing REIT distributions in excess of income		220	461
Depreciation and amortization		3,709	6,628
Distributable Income		$10,958	$20,590
Per Unit Calculations:	19		

The accompanying notes are an integral part of the financial statements.

883

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS) UNAUDITED*

	Quarter Ended Sept. 30, 2001	*April 11, 2001 to Sept. 30, 2001*
Unitholders' Equity, Beginning of Quarter/Period		
Opening	$332,275	$–
Subscriptions including distribution reinvestment plan	98	349,562
Issue costs	–	(15,127)
Distributions	(9,178)	(17,216)
Net income for the period	7,029	13,501
Foreign currency translation adjustment	842	346
Unitholders' Equity, End of Quarter/Period	$331,066	$331,066

CONSOLIDATED STATEMENTS OF CASH FLOWS

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS) UNAUDITED*

	Note	Quarter Ended Sept. 30, 2001	April 11, 2001 to Sept. 30, 2001
Net inflow (outflow) of cash related to the following activities:			
Operating			
Net income for the period		$7,029	$13,501
Items not affecting cash:			
Depreciation and amortization		3,709	6,628
Distribution from Nursing REIT in excess of income		220	461
Funds from operations		10,958	20,590
Changes in other operating assets and liabilities		(6,207)	(2,177)
		4,751	18,413
Financing			
Net proceeds from offering of units (net of issue costs)	2	-	184,873
Net proceeds from mortgage financings		10,487	10,487
Increase in bank loan		3,500	14,500
Principal debt repayments		(1,699)	(16,740)
Distributions to unitholders		(9,080)	(17,088)
		3,208	176,032
Investing			
Acquisitions of assets in IPO (net of debt assumed)		-	(183,252)
Mezzanine Loan to CPD		(4,062)	(4,062)
Increase in other assets and notes receivable		(590)	(1,793)
Capital expenditures		(2,529)	(3,283)
		(7,181)	(192,390)
Foreign exchange gain on amounts held in foreign currency		126	121
Net increase in cash and cash equivalents during the period		904	2,176
Cash and cash equivalents at beginning of period		1,272	-
Cash and Cash Equivalents at end of period		$2,176	$2,176
Interest paid during the quarter/period		$11,159	$14,440

The accompanying notes are an integral part of the financial statements.

885

1. **The Trust**

Retirement Residences Real Estate Investment Trust (the "Trust") and its subsidiaries ("Retirement REIT") is an unincorporated closed-end real estate investment trust created pursuant to a Declaration of Trust dated December 28, 2000, is governed by the laws of Ontario, and began operations on April 11, 2001. Retirement REIT primarily invests in real properties operated as Retirement Homes in Canada and the United States. The Trust leases the properties it owns to wholly-owned subsidiaries which operate the Retirement Homes.

2. **Acquisitions**

On April 11, 2001, Retirement REIT completed an Initial Public Offering ("IPO") and acquired from Central Park Lodges Ltd. ("CPLL") a portfolio of 74 retirement properties, 852,045 Units of CPL Long Term Care Real Estate Investment Trust ("Nursing REIT"), management, advisory and other agreements with Nursing REIT, a home healthcare business, third party retirement home management contracts, a 40% interest in an institutional pharmacy business, cash and current assets, and assumed obligations related to mortgages, bonds and current liabilities (the "Net Assets"). The transaction involved the issue of $205 million of Treasury Units at $10 per unit, with the proceeds, net of issue costs, used together with the assumption of obligations and the issuance to CPLL of approximately 9 million Units of Retirement REIT and approximately 6 million Class B exchangeable Units of a subsidiary of Retirement REIT ("Retirement REIT Opco") (exchangeable for fully paid Units of Retirement REIT at the option of CPLL) to purchase the Net Assets.

The IPO transaction has been accounted for as follows:

	($000's)
Retirement Home Properties	$769,430
Management contracts	41,782
Corporate investments	12,729
Net working capital	(7,541)
Mortgages payable	(344,093)
Bonds payable	(138,000)
Initial equity	$334,307

3. **Significant Accounting Policies**

These consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles. The principal accounting policies of the Trust are summarized as follows:

(a) **Consolidation**

The consolidated financial statements include the accounts of Retirement REIT and its subsidiaries.

886

3. **Significant Accounting Policies (continued)**

(b) **Revenue Recognition**

Revenue is recognized when services are provided to residents.

(c) **Direct Operating Expenses**

Direct operating expenses include the direct operating costs of the facilities and the home healthcare branches.

(d) **Retirement Home Properties**

Retirement Home Properties are recorded at the lower of cost net of accumulated depreciation and net recoverable amount. Retirement Home Properties are depreciated using the sinking fund method. Under this method, an increasing amount is charged to income consisting of a fixed annual sum, together with interest compounded at 5% per annum, so as to fully amortize the cost of real property over their estimated useful lives of up to 40 years.

Property under development and leased to CPLL is recorded at the lower of initial cost plus development costs and net recoverable amount.

Furniture, fixtures and equipment are depreciated over their estimated useful lives of up to 10 years.

(e) **Management Contracts – Nursing REIT**

Management contracts are amortized over their estimated useful lives of 12 years.

(f) **Retirement Home Businesses (Goodwill)**

Goodwill represents the excess purchase price paid for the Retirement Home Business over the fair value assigned to the net assets acquired and is amortized on a straight-line basis over its estimated useful life of 20 years.

(g) **Corporate Investments**

The investments in the Nursing REIT and Classic Care Pharmacy Corporation, an institutional pharmacy business, are recorded using the equity method.

The investments are recorded at cost plus the pro rata share of the investees' net income or loss, less distributions received.

(h) **Foreign Currency Translation**

Assets and liabilities of self-sustaining operations are translated to Canadian dollars at the rates in effect at the balance sheet date. Income and expenses are translated at the average rate of exchange for the period. The resulting gains or losses are accumulated as a separate component of Unitholders' equity.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

3. **Significant Accounting Policies (continued)**

(i) **Use of Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from these estimates.

(j) **Unit Option Plan**

The Trust has a Unit Option Plan, as described in Note 14(b). No compensation expense is recognized for the Plan when Units or Unit Options are issued to employees, consultants or Trustees. Any consideration paid by employees, consultants or Trustees on the exercise of Options or the purchase of Units is credited to Unitholders' Equity. If Units or Unit Options are repurchased from employees, consultants or Trustees, the excess of the consideration paid over the carrying amount of the Unit or Unit option cancelled is charged to Unitholders' Equity.

(k) **Distribution Reinvestment Plan ("DRIP")**

The Trust has a DRIP whereby Canadian Unitholders may elect to have their distributions of income from Retirement REIT automatically reinvested in additional Units. Unitholders who so elect will receive a further distribution of Units equal in value to 3% of each distribution that was reinvested.

4. **Management and Advisory Fees**

The management and advisory fees earned during the period arise from the management services provided to Nursing REIT as follows:

	Quarter Ended Sept. 30, 2001	*April 11, 2001 to Sept. 30, 2001*
Nursing REIT		
Advisory Fees	$816	$1,555
Management Fees	961	1,803
	$1,777	$3,358

Advisory and Management Fees are presented net of General and Administrative costs of $2,648 for the quarter and $4,887 on a period to date basis.

5. **Nursing REIT Equity Income**

For the period April 11, 2001 to September 30, 2001, Retirement REIT received distributions from Nursing REIT amounting to $659, of which $198 was recorded as equity income, and $461 was recorded as a return of investment.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

6. Interest

Interest expense consisted of the following:

	Quarter Ended Sept. 30, 2001	*April 11, 2001 to Sept. 30, 2001*
Interest on mortgages payable	$5,991	$11,267
Interest on bonds payable	2,514	4,727
Interest on bank loan	242	319
	$8,747	$16,313

7. Income Taxes

The Trust is taxed as a "Mutual Fund Trust" for Canadian income tax purposes. Pursuant to the Declaration of Trust, the Trustees intend to distribute or designate all taxable income directly earned by the Retirement REIT to Unitholders of the Retirement REIT and to deduct such distributions and designations for Canadian income tax purposes. Therefore, no provision for Canadian income taxes has been made.

8. Retirement Home Properties

Retirement Home Properties are comprised of the following:

	Sept. 30, 2001	*June 30, 2001*
Operating assets		
Land	$89,128	$89,74
Buildings	633,554	630,77
Furniture and equipment	32,223	31,93
Computers	4,551	3,28
Retirement Home Businesses (Goodwill)	1,000	1,00
Less accumulated depreciation and amortization	(4,561	
	755,895	754,63
Property under development and leased to CPLL	13,072	13,07
	$768,967	$767,70

On September 7, 2001, the Trust sold a 40 bed retirement home for gross proceeds of $725 paid by way of $250 in cash and the balance in vendor take back financing. No gain or loss resulted from this transaction.

9. Management Contracts

	Sept 30, 2001	*June 30, 2001*
Nursing REIT management and advisory contracts	$38,882	$38,882
Other management contracts	2,900	2,900
Less accumulated amortization	(1,644)	(774)
	$40,138	$41,008

10. Corporate Investments

	Effective Ownership Interest	*Sept. 30, 2001*	*June 30, 2001*
Nursing REIT – 876,972 Units (June 30 – 852,045)	4%	$11,825	$11,688
Classic Care Pharmacy Corporation	40%	921	852
		$12,746	$12,540

The investment in Nursing REIT had an approximate market value at September 30, 2001 of $12,207 (June 30, 2001 - $11,929).

11. Mortgages Payable

Mortgages payable consist of the following:

	Weighted Average Interest	*Sept. 30, 2001*	*June 30, 2001*
Fixed	7.32%	$323,062	$305,584
Floating	5.75%	15,556	23,045
	7.25%	$338,618	$328,629

The current portion of mortgages payable amounts to $47,573 (June 30, 2001 - $43,003).

Mortgages payable includes U.S. mortgages amounting to $29,356 (Cdn) (June 30, 2001 - $28,247 (Cdn)). Retirement REIT has provided first charges on U.S. properties as security for the debt. These mortgages are non-recourse to the Trust. Fixed rate mortgages payable represents 95% (June 30, 2001 –93%) of total mortgage debt.

12. Bonds Payable

At September 30, 2001, the REIT had outstanding the following secured mortgage bonds:

As at September 30, 2001 ($000)

Series	*Rate*	*Standard & Poor's (Canada) Rating*	*Amount*	*Due*
Series A	6.92%	BBB-	$12,000	September 27, 2002
Series B	7.31%	BBB-	88,000	September 27, 2004
Series C	7.17%	BBB-	15,000	September 27, 2004
Series D	7.10%	BBB-	23,000	September 27, 2004
	7.23%		$138,000	

The bonds pay interest only, semi-annually and are secured by a combination of first and second mortgages on 31 of the Trust's properties, all of which are located in Canada.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

13. Bank Loan

	Sept. 30, 2001	*June 30, 2001*
Bank Loan	$14,500	$11,000

The bank loan is a $50,000 revolving facility provided by two Canadian chartered banks. The loan is due May 15, 2002, extendible for an additional 364 days at the option of the lenders. The loan bears interest at floating rates, which at September 30, 2001 was 6% (June 30, 2001 - $7%) per annum for prime based borrowings.

14. Unitholders' Equity

(a) Units issued and outstanding

The interests in the Trust are represented by a single class of Units which are unlimited in number. Each Unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of Units issued and outstanding are as follows:

	Units	*Amount*
Issuance of Units on April 11, 2001, pursuant to a Prospectus dated March 30, 2001	34,943,458	$349,434
Issue costs		(15,127)
Units issued in connection with the Distribution Reinvestment Plan (1)	8,824	128
Balance at September 30, 2001	34,952,282	$334,435

(1) Please note that the units issued in connection with the distribution reinvestment plan for the month of September were issued in the month of October.

(b) Unit Option plan

On April 11, 2001, Retirement REIT adopted a Unit Option Plan, which is subject to the rules of The Toronto Stock Exchange. The total number of Units in respect of which options may be granted under the plan may not exceed 4,000,000 Units. The Unit Option Plan provides that at no time shall the number of Units reserved for issuance under the plan exceed 10% of the then outstanding Units. Options are granted at an exercise price of no less than the market price at the time of the grant and have a maximum term of 10 years. 1,980,000 options had been granted at a range of exercise prices (1,920,000 at $10.00 per unit and 60,000 at $11.93 per unit) and remained outstanding as of September 30, 2001.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

15. **Commitments**

Retirement REIT and CPLL have entered into an agreement whereby Retirement REIT is committed to purchase four properties identified by the parties as Initial Lease-Up Properties from CPD LP ("CPD") in the Prospectus dated March 30, 2001 (i.e. Kingsway Retirement Residence (Toronto, Ontario); Meadowlands Retirement Residence (Medicine Hat, Alberta); Riverbend Retirement Residence (Edmonton, Alberta); and Colonel By Retirement Residence (Ottawa, Ontario)) upon stabilization (i.e. achieving 95% occupancy) of such property, up to March 31, 2002 (see Subsequent Event note 21(b)). After that date, the Retirement REIT is obligated to purchase each Initial Lease-Up Property if it is stabilized and if the acquisition would be accretive to the Retirement REIT at the date of purchase. Two of the Initial Lease-Up Properties (Colonel By and Kingsway) were purchased on November 19, 2001.

Retirement REIT and CPLL have entered into an agreement whereby the Retirement REIT is committed to provide mezzanine financing to CPD for each of three properties identified as Initial Development Properties in the Prospectus (i.e. Eau Claire (Calgary, Alberta); McKenzie Towne (Calgary, Alberta); and The Claremont (Toronto, Ontario)). The maximum mezzanine loans committed for the three Initial Development Properties is $20,300 however, it is estimated that the actual total amount of mezzanine financing for these properties will be approximately $14,000. The mezzanine loans bear interest at the rate of the monthly average cash distributions on outstanding Retirement REIT Units, but not less than 10% or more than 14%. The loans will be secured by second mortgages on the related development properties and will have a seven-year term of repayment from the date of the last advance. Under the terms of the development agreement, Retirement REIT has the obligation to purchase a development property that Retirement REIT has financed, at the greater of its carried cost and 90% of appraised value, if the property has achieved 75% occupancy and would be accretive to the Retirement REIT at the time of purchase.

16. **Financial Risk Management (Financial Instruments)**

Retirement REIT has U.S. operations, issued short and long term debt and operates in a competitive environment. These activities result in various financial risks including changes in foreign currency exchange rates and interest rates. The following describes these financial risks and how they are managed by Retirement REIT.

(a) **Foreign Currency Exchange Risk**

Foreign currency exchange risk results from changes in exchange rates between Retirement REIT's reporting currency (Canadian dollars) and the U.S. dollar. At September 30, 2001, 6% of Retirement REIT's assets at book value were held in the United States and 6.5% of its distributable income before corporate costs was generated in the United States. A one cent change in the cost of U.S. dollars would change distributable income for the quarter by $5. The U.S. operations are funded primarily through U.S. dollar debt which serves to mitigate foreign currency exchange risk.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

16. Financial Risk Management (Financial Instruments) (continued)

(b) Interest Rate Risk

Interest rate risk arises with changes in interest costs which affect Retirement REIT's floating rate debt on an ongoing basis and its long term debt upon renewal. At September 30, 2001, 6% of Retirement REIT's long term debt is floating. Each 0.25% change in interest rates changes annual interest costs by $75. To limit interest rate risk Retirement REIT fixes the interest rate on its long term debt to the extent possible. During the quarter end, three floating rate mortgages were replaced with fixed rate debt, reducing the percentage of floating rate debt from 7% to 6%. Generally, the Trust fixes the term of long term debt for between five and ten years. To limit exposure to the risk of higher rates at renewal, Retirement REIT spreads the maturities of its fixed rate long term debt over time.

(c) Fair Value

Fair value represents management's estimate of current market value at a given point in time. The fair value of accounts receivable, restricted cash, and bank indebtedness are determined to be the carrying value of these assets and liabilities at September 30, 2001 due to their short term nature. The weighted average interest rate on long term debt was 7.24% compared to a market rate of 6.4%, resulting in a fair market value of the debt being greater than carried value by $69 million.

17. Segmented Disclosure – Income by Geographic Segment

	For the Quarter Ended September 30, 2001				
	Quebec	*Ontario*	*Alberta*	*Oregon*	*Total*
Retirement home revenue	$4,152	$37,486	$3,155	$3,360	$48,153
Home healthcare revenue	525	3,175	1,198	–	4,898
	4,677	40,661	4,353	3,360	53,051
Direct operating expenses:					
Salary, wages, purchased services and benefits	2,024	18,037	1,988	1,162	23,211
Direct residence services	493	2,561	212	215	3,481
Maintenance, marketing and direct administrative	167	1,991	160	247	2,565
Utilities and property taxes	442	2,590	140	217	3,389
	3,126	25,179	2,500	1,841	32,646
Property operating income	$1,551	$15,482	$1,853	$1,519	20,405
Nursing REIT fees					1,777
Nursing REIT equity income					94
CPLL fee income					431
Interest and other income					328
Trust expenses					(149)
General and administrative expense					(3,401)
Income before under-noted items (EBITDA)					19,485
Interest expense					(8,747)
Depreciation and amortization					(3,709)
Net income for the period					$7,029

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

17. Segmented Disclosure – Income by Geographic Segment (continued)

	For the Period April 11, 2001 to September 30, 2001				
	Quebec	*Ontario*	*Alberta*	*Oregon*	*Total*
Retirement home revenue	$8,237	$70,016	$5,957	$6,329	$90,539
Home healthcare revenue	925	6,147	2,126	–	9,198
	9,162	76,163	8,083	6,329	99,737
Direct operating expenses:					
Salary, wages, purchased services and benefits	3,735	34,009	3,597	2,199	43,540
Direct residence services	916	4,765	400	399	6,480
Maintenance, marketing and direct administrative	321	3,762	284	477	4,844
Utilities and property taxes	834	4,868	321	401	6,424
	5,806	47,404	4,602	3,476	61,288
Property operating income	$3,356	$28,759	$3,481	$2,853	38,449
Nursing REIT fees					3,358
Nursing REIT equity income					198
CPLL fee income					800
Interest and other income					449
Trust expenses					(369)
General and administrative expense					(6,443)
Income before under-noted items (EBITDA)					36,442
Interest expense					(16,313)
Depreciation and amortization					(6,628)
Net income for the period					$13,501
Total Assets	$98,403	$641,112	$55,056	$52,005	$846,576
Total Liabilities	96,922	335,459	52,493	30,636	515,510
Expenditures for segment assets:					
Capital improvements	$286	$2,865	$71	$61	$3,283

18. Distributions to Unitholders

Distributions to Unitholders are computed based on distributable income as defined by the Declaration of Trust.

Distributable income is defined as net income of Retirement REIT and its consolidated subsidiaries, as determined in accordance with Canadian generally accepted accounting principles, subject to the following adjustments as set out in the Declaration of Trust: adding back depreciation, amortization of licenses and goodwill to the computation, excluding any gains or losses on the disposition of any asset, and any other adjustments determined by the Trustees in their discretion. Distributable income shall include all income received by Retirement REIT and its subsidiaries from the Nursing REIT Units it holds, whether such distributions constitute income, return of capital, depreciation or amortization.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

18. **Distributions to Unitholders (continued)**

Distribution to Unitholders

	Quarter Ended Sept. 30, 2001	*April 11, 2001 to Sept. 30, 2001*
Net income	$7,029	$13,501
Add: Nursing REIT distribution in excess of income	220	461
Add: Depreciation and amortization	3,709	6,628
Distributable income	10,958	20,590
Retained amount		(3,374)
Distributed to Unitholders	$9,178	$17,216

19. **Per Unit Calculations**

	Quarter Ended Sept. 30, 2001	*April 11, 2001 to Sept. 30, 2001*
Net income per unit - Basic	$0.201	$0.386
Net income per unit - Diluted	$0.200	$0.384
Distributable income per unit – Basic	$0.314	$0.589
Distributable income per unit - Diluted	$0.312	$0.586

Basic net income per unit and distributable income per unit are calculated based on a weighted average of 34,948,000 units.

Diluted net income per unit and distributable income per unit information for the period from April 11, 2001 to September 30, 2001 is calculated based on a weighted average of 35,114,000 units, which reflects the exercise of 1,920,000 outstanding options since the issue price of these options was less than the average market price of the units during the period.

20. **Related Party Transactions**

(a) Retirement REIT has entered into the following agreements with CPLL:

(i) An agreement to provide management services to CPLL at the rate of 4% of the projected stabilized revenue of the managed properties.

(ii) An agreement relating to the development of Retirement Homes by CPD a subsidiary of CPLL and the rights and obligations of Retirement REIT to finance and acquire these properties.

For the quarter ended September 30, 2001, Retirement REIT had earned $431 in management fees from CPLL.

(b) Included in accounts receivable and other assets is a mezzanine loan advanced to CPD in the quarter in the amount of $4,062 pursuant to the commitments described in note 15.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

21. **Subsequent Events**

(a) Subsequent to the quarter end, Retirement REIT filed a Short Form Prospectus in connection with its sale to a syndicate of underwriters of 3,450,000 Retirement REIT units at $11.75 per unit to raise gross proceeds of $40.5 million. In addition, the underwriters exercised their over-allotment option, to acquire an additional 10% of the units at the same price. The transaction closed on November 19, 2001. Retirement REIT used the proceeds to pay the cash portion of the purchase price of the acquisitions described below. The balance of the net proceeds of the offering was used to pay down Retirement REIT's short-term banking facilities.

(b) Retirement REIT acquired two of the Initial Lease-up Projects, known as the Colonel By Retirement Residence and the Kingsway Retirement Residence, for approximately $31 million and $34 million respectively on November 19, 2001.

Retirement REIT has entered into an agreement to acquire a retirement home in Toronto, Ontario. The purchase price of $14 million is comprised of $1 million in cash and $13 million in vendor take-back financing. After the completion of the purchase, Retirement REIT expects to spend approximately $2.4 million on structural renovations.

Retirement REIT has entered into an agreement to acquire a nursing placement agency in Montreal, Quebec. The purchase price will total approximately $1 million.

The acquisitions are expected to close prior to December 31, 2001.

(c) Retirement REIT announced on October 18, 2001 that it is exploring the possibility of a business combination with the Nursing REIT. Any proposed combination would be subject to approval by the respective Boards of Trustees, independent valuations and Unitholders and regulatory approvals. Retirement REIT provides management and advisory services to the Nursing REIT and owns approximately 4% of the outstanding units of the Nursing REIT.

SEPTEMBER 30, 2001 *(IN THOUSANDS OF DOLLARS EXCEPT PER UNIT AMOUNTS) UNAUDITED*

CORPORATE INFORMATION

UNITHOLDER INQUIRIES

Retirement REIT welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries should be directed to Greg Bowman, Vice President, Corporate Finance (416) 929-5430 ext 264 or via e-mail at gbowman@retirementreit.com.

Unitholders' questions relating to distributions, address changes and Unit certificates should be directed to the company's Transfer Agent:

CIBC Mellon Trust Company

By mail:	P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:	199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9 Attention: Courier Window
Tel:	(416) 643-5500
Toll Free:	(800) 387-0825 (throughout North America)
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

STOCK EXCHANGE LISTING

Retirement REIT units are listed on The Toronto Stock Exchange under the symbol RRR.UN.

DISTRIBUTION REINVESTMENT PLAN

Retirement REIT's Unitholders, who hold Units of record or through a broker or other investment dealer recognized by the Canadian Depository for Securities Ltd. are able to conveniently and economically increase their holdings in Retirement REIT by taking advantage of the Trust's Distribution Reinvestment Plan.

Monthly distributions are automatically reinvested in additional Retirement REIT units without payment of brokerage commissions.

Participants in the Plan acquire additional units of the REIT, based on the average closing price for the five trading days immediately preceding the distribution date. For each $1.00 reinvested, participants receive $1.03 of new units. The Plan is available to Canadian residents only. Please contact your broker for enrolment information.

DISTRIBUTION DATES (1)

Record Date – approximately last business day of each month
Payment Date – approximately 15th of following month or December 31

(1) *Actual distribution dates and amounts are reported monthly.*

897

TRUSTEES AND SENIOR MANAGEMENT

ESTIMATED DISTRIBUTION TAX PROFILE [1]

	Tax Deferred
Period to December 31, 2001	53%
Year to December 31, 2002	70%

(1) Non-resident US Unitholders are subject to a 15% withholding tax on the taxable portion of the Distribution.

Plan Eligibility: RRSP, RRIP, DPSP

MANAGED REIT

CPL Long Term Care Real Estate Investment Trust
614 Coronation Boulevard, Suite 200
Cambridge, Ontario N1R 3E8

Tel: 519-622-1840
Fax: 519-622-8884
Web Site: www.cplreit.com

Auditors
Deloitte & Touche LLP

Legal Counsel
Goodmans LLP

Principal Bankers
Canadian Imperial Bank of Commerce
HSBC Bank of Canada

Head Office
175 Bloor Street East
South Tower, Suite 601
Toronto, Ontario
M4W 3R8

Web Site: www.retirementreit.com
Email: contactus@retirementreit.com
Contact Numbers:
Tel: 416-929-5430
Fax: 416-323-3818

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements relating to Retirement REIT operations and the environment in which it operates that are based on Retirement REIT's expectations, estimates, forecast and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Retirement REIT undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.


CPL LONG
REAL ESTATE

CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST (CPL REIT) IS CANADA'S LARGEST OWNER AND OPERATOR OF LONG TERM CARE FACILITIES. FROM VICTORIA, BRITISH COLUMBIA IN THE WEST, TO MONTREAL, QUEBEC IN THE EAST, CPL REIT OWNS AND OPERATES 58 CANADIAN FACILITIES, WITH A RESIDENT CAPACITY OF 7,898, AND MANAGES ANOTHER 11 NURSING HOMES, WITH A CAPACITY OF 1,246, ON BEHALF OF OTHERS. CPL REIT HAS ALSO ESTABLISHED A SIGNIFICANT PRESENCE IN THE UNITED STATES, OWNING AND OPERATING 20 FACILITIES IN THE UNITED STATES NORTHEAST, AND IN THE STATE OF WASHINGTON, WITH A TOTAL RESIDENT CAPACITY OF 2,230.

CPL REIT IS IN THE REAL-ESTATE-BASED PEOPLE BUSINESS. ITS NURSING HOMES AND SKILLED NURSING FACILITIES ARE LICENSED AND INSPECTED BY THE GOVERNMENTS OF THE PROVINCES AND STATES IN WHICH THEY OPERATE. THE COST OF THE SERVICES CPL REIT PROVIDES TO ITS RESIDENTS ARE SUBSIDIZED BY GOVERNMENT FUNDING, WITH SOME SERVICES OFFERED ON A PRIVATE PAY BASIS.

THE BOARD OF TRUSTEES, MANAGEMENT AND STAFF OF CPL REIT STRIVE TO ACHIEVE HIGH STANDARDS OF CARE AND THE GREATEST POSSIBLE RESIDENT SATISFACTION. AT THE SAME TIME, WE STRESS EFFICIENCY OF OPERATIONS AND ENHANCED OPERATING RESULTS THROUGH ECONOMIES OF SCALE. THIS PHILOSOPHY, TOGETHER WITH ACCRETIVE ACQUISITIONS AND NEW DEVELOPMENTS, PROVIDES OUR FOUNDATION FOR FUTURE GROWTH.

Contents

An aging North American population 2

Government's increased expenditures 4

Innovative new facilities 6

Operating highlights 8

Trustees' report to unitholders 9

Management's discussion and analysis 13

Financial statements 26

Directory of properties 47

Trust information 50





Our Business

ong Term Care



People between 75 and 85 now make up 4.5% of the North American population. A higher percentage of this group than ever before will need long term care as they age.

Over the next 30 years, North America's elderly population is expected to double, and the number of seniors who will need long term care will grow dramatically.

Projected Growth Rate in Seniors 85+



25% Growth
52% Growth
16% Growth
33% Growth

Longer life spans and an aging North American population will drive growth in long term care.

and

North American demographic trends are favourable for nursing home operators such as CPL Reit. The number of people in their 80s continues to rise, driving the need for expanded investment in the long term care sector. From 2001 to 2011, the number of North Americans over age 85 is projected to increase more than 52%, bringing with them a growing need for new nursing home beds. Thanks to healthier lifestyles and other factors, today's seniors are living significantly longer at the turn of this century than they did at the last. And with the massive baby boom generation not far behind, CPL Reit can look forward to a period of sustained growth.


commi

In Ontario alone, the government is spending $1.2 billion over 20 years to add hundreds of new long term care centres and renovate others.

The Health Care Financing Administration projects total U.S. expenditures for nursing home care will grow 70% between 1998 and 2007 to a total of $148 billion.

Governments are planning increased expenditures to meet the growing need for long term care.

Governments in Canada and the U.S. are aware of the approaching demographic wave. In Ontario, for example, the provincial government has announced its intention to expand long term care facilities by 35% by the year 2004. Beginning in late 1999, Alberta announced it was allocating an additional $437.8 million to improve the delivery of long term care in the province. In the U.S., the federal government has recently earmarked an additional US$1.7 billion for Medicare funding to nursing facilities. All 50 states have adopted laws or regulations covering long term care insurance in an effort to reduce costs while ensuring access to adequate long term care. Twelve states have established tax incentives for long term care insurance premiums and at least 19 states have passed laws to make private long term care insurance available as a benefit to state employees. The need is at hand, and governments are responding.



Incorporating ideas from residents and staff, our new nursing home design combines enhanced building efficiency with greater resident comfort and staff satisfaction.

The smallest details, like the shape of hallway handrails, have been rethought and redesigned to improve resident comfort and safety.

CPL is preparing for growth by building **innovative new facilities** and pioneering original concepts in nursing home design and operations

tment

There's no room for short term thinking in long term care. That's why CPL Reit is investing $240 million through 2002 to build new facilities and upgrade others. Sixteen new facilities, incorporating the most advanced thinking in long term care, are now under development, making CPL Reit the North American leader in nursing home construction. In Cambridge, Ontario, we have established a nursing home pilot project to apply and test innovative design concepts to improve resident comfort and enhance the quality of care in our new homes. Intimate rooms are grouped in small, self-contained units, providing a residence within a residence. These familiar, home-like units keep life as normal as possible for residents. The ideas developed in our pilot are now being applied to our existing facilities, and shared with others seeking to advance their own understanding of long term care.

- At the end of February 2000, CPL Reit completed the acquisition of a portfolio of seven facilities licensed for 599 beds located in New Jersey (3), Massachusetts (2), Maryland (1) and Virginia (1).
- As a result of submissions made in response to the Phase II award of development rights for new nursing homes in Ontario, CPL Reit entered into agreements with the province providing it with the right to build four facilities containing 268 beds.
- CPL Reit issued convertible unsecured subordinated debentures in June and October raising $84,500,000.
- By the end of 2000, CPL Reit had nine facilities under construction in Ontario, for which rights to develop had been awarded to CPL Reit in 1999. At the same time, the planning and design for the six remaining facilities awarded in 1999 were nearing completion.

Rising Distributable Income Per Unit
($)


2.00
1.50
1.00
0.50
0.00
1998
1999
2000

Increasing Operating Cash Flow (EBITDA)
($ thousands)


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1998
1999
2000

Number of Beds Owned


12,000
10,000
8,000
6,000
4,000
2,000
0
97 May (IPO)
97 Dec.
98 Dec.
99 Dec.
00 Dec.

CPL Reit entered the millennium as a stable long term care operator with solid prospects for the future.

To our fellow Unitholders:

The year 2000 brought many successes and a few challenges for CPL Reit. We made significant gains in our operating performance, thanks to the efforts of our staff, and to increases in government funding in a number of jurisdictions.

CANADA

In Canada, CPL Reit continued its expected stable performance. During the year, funding increases in Alberta, Manitoba and Ontario helped solidify our financial position. Moreover, our Ontario facilities will continue to benefit in the years ahead from a change in provincial funding policy implemented for preferred accommodation.

Our ongoing focus in 2000 was the development and construction of 15 new nursing home facilities in Ontario and one in Alberta. Incorporating the latest long term care concepts, the design of these facilities has been enhanced by a pioneering pilot project established near our Cambridge, Ontario office. This pilot has adopted and tested advanced concepts in long term care, and what we have learned is being used to improve our existing homes as well as the design of our new facilities. The first of our new Ontario facilities is scheduled to open in the fall of 2001, with the last due for completion before the end of 2002. We believe that these facilities will be among the most advanced nursing homes in North America.



LEFT TO RIGHT

Barry Reichmann

John Crow

Dr. Calvin Stiller

THE U.S.

At the end of February 2000, we completed the acquisition of seven skilled nursing facilities located in Maryland, Massachusetts, New Jersey and Virginia. These facilities add 599 beds to our U.S. total.

Our American operations continue to outperform the U.S. long term care sector. Regulatory changes and other factors have created a difficult operating environment for skilled nursing facilities in the U.S. The long term care sector and governments continue to adjust to a new payment structure, and along with our competitors, CPL Reit is challenged by staffing shortages, wage pressures, increased insurance costs and occupancy issues at certain facilities. To help us manage these challenges, Jim Fields has joined our management team. Jim has more than 25 years of experience in financial and operating roles with major U.S. operators, bringing to our team a clear understanding of both challenges and solutions in the U.S. long term care market.

Looking forward, there is reason for optimism regarding our U.S. portfolio. Governments are beginning to react to the sector's problems, and are moving to adjust regulations and increase funding. It is in the public interest to have a healthy, viable, long term care sector, and as a recognized provider of efficient, quality care, we are confident that CPL Reit will emerge as a strong, stable operator in its chosen U.S. markets.

FINANCING

CPL Reit enjoyed great success accessing capital markets in 2000. In June, we raised $34.5 million through a convertible debenture issue, and we raised a further $50 million through a second convertible debenture issue in October. Proceeds from these convertible debenture issues are being used to assist with the funding of our Canadian development program. Convertible debentures bring us the flexibility needed to meet our various leverage ratios without incurring the immediate dilutive effects of other types of equities. In addition, we raised over $33 million through the issue of units in March of 2001. These funds will provide capital to finance future expansion, and to meet general corporate requirements.

LEFT TO RIGHT

George Kuhl

Douglas Bassett

Paul Reichmann

Darcy McKeough



MANAGEMENT AND ADVISORY AGREEMENTS

Near the end of 2000, Central Park Lodges, CPL Reit's principal external manager and advisor, began the process of establishing a new publicly traded real estate investment trust, to be known as Retirement Residences Reit. Central Park Lodges approached CPL Reit about transferring the management and advisory agreements it has with us to the new entity. A Special Committee of CPL Reit's independent trustees examined the Central Park Lodges proposal, and after a period of negotiation, consented to the transfer. In return for our consent and subject to the completion of the initial public offering, Central Park Lodges agreed to waive the management and advisory fees associated with our two Washington facilities until April 2008, to waive overall incentive fees until May 2007, and to provide performance covenants and adequate capitalization for the new entity. We believe that this arrangement will be constructive for the unitholders of CPL Reit.

OUTLOOK

The year ahead will not be without its challenges. The North American long term care sector will continue to face staff recruitment issues, as strong demand in related sectors limits the availability of qualified professional staff, and places upward pressures on wages. To address these issues, we have launched a series of innovative recruitment and staff retention initiatives, including the hiring of offshore professional staff, the review of all internal recruitment practices, and the strengthening of staff incentive and training programs.

We also encounter a certain amount of predictable seasonality in our business, which is addressed in our operating plan. Winter brings higher energy costs and increased staff expenses due to holidays and sick leave. These higher seasonal costs coupled with the timing of annual rate increases, cause some variability in our quarterly earnings.

While CPL Reit's debt remains well within the required limits, we are seeking to reduce our overall floating rate debt. We are satisfied with the fixed to floating rate debt ratio in regards to our Canadian division, but will continue to seek opportunities to reduce floating rate debt related to our U.S. division.

One of the most important attributes of CPL Reit is our resistance to economic cycles. This resistance to downturns in the economy allows us to sustain a strong financial position and to provide stable distributions over the long term. Our goal going forward is to continue to improve our operating performance to enable us to maintain the current level of distributions while leaving room to help meet our ongoing capital requirements. Over time, this will reduce our need to incur debt and, in turn, strengthen our ability to generate returns for our unitholders.

STAFF, VOLUNTEERS AND FAMILIES

While CPL Reit is real estate based, our business is really about people. We strive to retain the best people available, and commit our resources to train them, develop their potential, recognize their achievements, and advance their careers. In turn, our staff is dedicated to providing the best possible care and quality of life for our residents.

But exceptional care requires commitment beyond the boundaries of our facilities. Our homes are an integral part of the communities they serve, and draw upon local resources to bring residents a rich community life. Staff is aided by the work of hundreds of volunteers – local people who give their time to bring extra comfort and companionship to our residents. The efforts and enthusiasm of these volunteers are irreplaceable.

Also irreplaceable is the confidence, trust and support of our residents' families. Each of our facilities attempts to make a home for every resident, and we seek to integrate our facilities into community life by creating a welcoming environment for family members.

We thank all of our stakeholders, from families and volunteers, to staff and our fellow unitholders. Your continuing support is enabling us to advance new concepts of care, to grow our business, and meet our challenges with confidence.

On behalf of the trustees

John Crow (Signed)
CHAIRMAN

Barry Reichmann (Signed)
PRESIDENT

MARCH 6, 2001

912

Management's Discussion and Analysis of Operations and Financial Condition

THE FOLLOWING DISCUSSION REVIEWS THE OPERATING PERFORMANCE AND FINANCIAL CONDITION OF CPL LONG TERM CARE REAL ESTATE INVESTMENT TRUST AND ITS SUBSIDIARIES ("CPL REIT" OR THE "TRUST") AND PROVIDES INFORMATION CONCERNING THE SIGNIFICANT DEVELOPMENTS AND ISSUES THAT AFFECTED THE FINANCIAL RESULTS FOR 2000 COMPARED TO 1999. THE DISCUSSION AND ANALYSIS IS BASED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE TRUST FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 WHICH ARE PRESENTED IN THIS ANNUAL REPORT.

CPL Reit is an unincorporated closed end investment trust established pursuant to and governed by a declaration of trust. The Trust's business is the ownership, and through subsidiaries, the operation of long term care facilities, which provide health care based accommodation and services mainly to senior populations.

At December 31, 2000, CPL Reit owned 58 long term care properties (the "facilities") with 7,898 beds located in five provinces in Canada and 20 facilities with 2,230 beds located in eight states in the United States. The following is a breakdown by province and state of CPL Reit's ownership:

Jurisdiction	Facilities	No. of Beds
Canada		
British Columbia	8	1,246
Alberta	5	665
Manitoba	6	1,000
Ontario	38	4,804
Quebec	1	183
United States		
Washington	2	277
Virginia	1	118
Maryland	1	78
New Jersey	3	294
Connecticut	3	480
Vermont	7	766
Massachusetts	2	109
New Hampshire	1	108

In addition to the facilities owned by CPL Reit, it operated 11 facilities in Ontario on behalf of third parties with a total of 1,246 beds in 2000.

RESULTS OF OPERATION

CPL Reit's financial operating performance results for the year ended December 31, 2000 compared to the same period in 1999, is summarized as follows:

(thousands of dollars, except per unit amounts)	2000	1999	% change
Revenue	**$ 501,579**	$ 392,819	27.7
EBITDA*	**69,403**	56,541	22.7
Net income	**14,978**	12,660	18.3
Distributable income	**31,167**	29,864	4.4
Net income per unit	**0.76**	0.65	16.9
Distributable income per unit	**1.58**	1.54	2.6
Distributions paid per unit	**1.62**	1.62	—

* *Earnings before interest, taxes, depreciation and amortization*

Net Income, Distributable Income and Cash Distributed

Net income of the Trust increased to $14,978,000 or $0.76 per unit, up from $12,660,000 or $0.65 per unit in 1999. This increase reflects the positive change in future income tax assets and liabilities following both Canadian federal and Ontario provincial tax law amendments during the year.

Distributable income, which includes net income plus the non-cash expenses of depreciation and amortization and future income tax, grew by 4.4% to $31,167,000 in 2000 from $29,864,000 in 1999, while per unit distributable income rose to $1.58 per unit from $1.54 in 1999.

Cash distributed, which represents the total cash distributions made by CPL Reit to its unitholders, remained unchanged at $1.62 per unit.

Segmented and Acquisition Information

The Trust's operations are segmented between Canadian and U.S. divisions. This review analyzes the performance of these divisions separately where appropriate due to operating, market or other business conditions. Otherwise the review is presented on a consolidated basis.

CPL Reit's growth strategy is focussed on strategic acquisitions and selective developments. Through these activities the Trust is constantly adding to its portfolio of facilities. This can have a material effect on the growth in financial results and the financial position of the Trust.

CPL Reit's growth has mainly been in the United States in 1999 and 2000. At the start of 1999, the Trust owned two facilities with 277 beds in the United States. In each of 1999 and 2000, the Trust made an acquisition of a portfolio of facilities bringing the total to 20 facilities with 2,230 beds. In Canada, CPL Reit added five facilities with 588 beds in 1999 for a 7.9% increase in beds over 1998 with no additions in 2000. The 1999 and 2000 acquisitions were completed as follows:

Date Added to Operations	No. of Facilities	No. of Beds	Province or State
March 31, 1999	11	1,354	Vermont, New Hampshire and Connecticut
July 1, 1999	3	352	British Columbia
October 1, 1999	1	86	Manitoba
December 17, 1999	1	150	Ontario
February 29, 2000	7	599	Massachusetts, New Jersey, Maryland and Virginia

The results of operation have been significantly affected by the acquisitions that were completed in 1999 and 2000, particularly in the United States. The following table illustrates the change in financial results to each division after eliminating the effect of acquisitions in 1999 and 2000:

	Year ended December 31		Total change from 1999		Change attributable to acquisitions in 1999 and 2000		Changes after eliminating acquisitions in 1999 and 2000	
(thousands of dollars)	**2000**	**1999**	**$**	**%**	**$**	**%**	**$**	**%**
Canadian Division								
Revenue	**$ 323,503**	$ 291,136	$ 32,367	11%	$ 16,841	6%	$ 15,526	5%
Expenses								
Property operating expenses	**258,885**	231,488	27,397	12%	12,885	6%	14,512	6%
General, administrative and management	**11,489**	10,018	1,471	15%	637	6%	834	8%
Property operating income	**53,129**	49,630	3,499	7%	3,319	7%	180	0%
Long term debt and bank interest	**20,429**	17,906	2,523	14%	1,934	11%	589	3%
Depreciation and amortization	**14,525**	13,202	1,323	10%	296	2%	1,027	8%
Income before income taxes	**$ 18,175**	$ 18,522	$ (347)	(2%)	$ 1,089	6%	$ (1,436)	(8%)
U.S. Division								
Revenue	**$ 178,076**	$ 101,683	$ 76,393	75%	$ 71,605	70%	$ 4,788	5%
Expenses								
Property operating expenses	**151,919**	87,507	64,412	74%	60,849	70%	3,563	4%
General, administrative and management	**5,640**	3,179	2,461	77%	2,168	68%	293	9%
Property operating income	**20,517**	10,997	9,520	87%	8,588	78%	932	8%
Long term debt and bank interest	**13,875**	7,626	6,249	82%	5,572	73%	677	9%
Depreciation and amortization	**6,022**	3,460	2,562	74%	2,407	70%	155	4%
Income before income taxes	**$ 620**	$ (89)	$ 709	—	$ 609	—	$ 100	—
Corporate expenses not allocated to divisions								
Trust expenses	**$ 4,243**	$ 4,086	$ 157	4%				
Long term debt and bank interest	**$ 3,518**	$ 663	$ 2,855	431%				
Income before income taxes	**$ 11,034**	$ 13,684	$ (2,650)	(19%)				

916

Revenue

After eliminating revenue increases due to acquisitions, Canadian operations experienced revenue growth of 5% or $15,526,000. This growth in revenue resulted from rate increases ranging from 2.1% to 9.7%. These increases were effective at various times throughout the year. In addition, CPL Reit received funding increases of approximately $2,000,000 in British Columbia, which we were required to use to fund increased salaries. Effective April 1, 2000, the Province of Ontario implemented changes to its funding policy for preferred accommodation rates, which increased revenues by $2,300,000 for the nine months the change was in place during 2000.

The growth in same facility revenue in the U.S. increased by 5% or $4,788,000. An increase in the average exchange rate between the Canadian and U.S. dollar from 1999 to 2000 accounted for approximately $800,000 of this increase. The balance of the increase came from average rate increases which was somewhat offset by an average occupancy decline on a same facility basis of 2.2%.

The following charts set forth details of revenue by geographic region:


2000
1999
39%
1%
7%
24%
4%
12%
5%
8%
21%
1%
45%
6%
12%
6%
9%
Quebec
Ontario
Manitoba
Alberta
British Columbia
Washington State
New England
Mid Atlantic States
Mid AT
New England
Washington State
Mid AT
New England
Washington State

In Canada, average annual occupancies remained high with slight variations on a year over year basis related to the performance of a few facilities that had variances due to local market conditions. In the U.S., occupancies were generally lower across the long term care sector, as was the case with the Trust's facilities. The Washington State facilities' occupancies were affected early in the year by renovation activities.

The following table shows the average occupancy for owned properties by geographic region:

	2000	1999
Ontario*	**97.8%**	97.7%
Manitoba	**97.7**	98.6
Alberta	**97.9**	98.7
British Columbia	**97.9**	93.7
Washington State	**89.8**	92.0
New England States	**90.2**	92.4
Mid Atlantic States	**90.0**	—

* *CPL Reit's single Quebec facility has been included with Ontario facilities.*

Property Operating Expenses

Property operating expenses represent costs incurred at the facilities. These costs are made up of employee expenses, supplies, utilities, maintenance and property taxes.

After eliminating increases due to acquisitions, the operating profit margin in Canada declined slightly from 20.5% to 19.8%. (Operating profit margin is the difference between property operating expenses and revenues shown as a percentage.) In Canada, slightly over 83% of property operating expenses consisted of employee expenses. During 2000, CPL Reit received funding increases specifically designated for staffing increases which had the effect of lowering operating profit margins. In addition, the Canadian division experienced employee shortages at certain facilities, especially with regard to professional staff, which necessitated an increase in overtime and in the use of agency staff.

The U.S. division produced an improvement in operating profit margin, increasing from 14.0% in 1999 to 14.5% before acquisitions and 14.7% after including acquisitions in 2000. The improvement before including acquisitions is attributable to the Washington State facilities where CPL Reit was successful in obtaining rate increases, improving its revenue mix, and controlling costs.

General, Administrative, and Management Expenses

The increase in general, administrative and management expenses in Canada of $834,000, after eliminating acquisitions, is predominately due to the increase in management fees payable to the manager based on the revenues of the operators, which include third party facilities to which the Trust provides management services.

Excluding acquisitions, the U.S. operations experienced higher expenses related to additional regional management staff and increased management fees as a result of higher revenues, which together generated the majority of the $293,000 increase.

Trust Expenses

Trust expenses increased in 2000 as compared to 1999 by $157,000. Trust expenses are made up of the advisor's fees (which include both advisory and incentive fees), professional fees, unitholder communication costs and other public market costs. Advisory fees increased $241,000 concurrently with the growth in the gross book value of the Trust's assets. Conversely, the incentive fee declined by $90,000 as weighted average unitholders' equity increased significantly during the year because of the issuance of the convertible debentures by CPL Reit. A reduction in unitholder communication costs made up most of the difference.

Interest Expense

After eliminating the effect of acquisitions, the Canadian division's interest expense increased by $589,000 primarily due to higher interest rates on operating and corporate lines of credit and increased average outstanding borrowings under these credit facilities, particularly in the early part of 2000.

Before considering acquisitions, the U.S. operations interest expense was higher by $677,000 because of increased interest rates and the conversion of the low fixed rate loan to a floating rate loan.

Each one quarter of a percent change in the U.S. prime interest rate changes interest costs in the U.S. division by approximately Can$335,000 on an annual basis while in Canada one quarter of a percent changes interest costs by $75,000 based on December 31, 2000 balances.

The corporate interest costs experienced a $2,855,000 increase in 2000 over 1999. The interest expense on the debt component of the convertible debentures issued during 2000 resulted in increased interest expense of $1,190,000, which was partially offset by the capitalization of $1,005,000 in interest to properties under development. Higher average outstanding borrowings under the corporate facility, together with higher interest rates increased interest expense by $2,670,000.

Income Taxes

CPL Reit distributes its income for income tax purposes to its unitholders so that it does not incur any cost for income tax under Part I of the Income Tax Act (Canada). The income tax provision included in the financial statements represents the tax liabilities or benefits from its Canadian and U.S. subsidiaries.

In 2000, CPL Reit incurred a $4,358,000 future tax benefit compared to a $542,000 future tax expense in 1999. This change occurred for several reasons including a reduction in future tax liabilities of $4,425,000 in 2000 which is included as income. This resulted from expected reductions in both Canadian federal and Ontario provincial corporate tax rates. This was partially offset by a valuation allowance expense of $1,649,000 for existing U.S. tax losses. CPL Reit is currently implementing a corporate reorganization of its U.S. operations, which may result in the Trust not being able to utilize existing tax losses.

Current income tax relates to Canadian federal large corporation tax and U.S. state taxes incurred in its subsidiaries.

CHANGES IN FINANCIAL CONDITION

Assets

The total book value of assets increased by 14.1%, from $771,853,000 at December 31, 1999 to $881,040,000 at December 31, 2000, primarily due to the acquisition of seven properties in the U.S. at the beginning of March 2000 (the "Renaissance Acquisition").

Gross book value of the Trust's assets stood at $932,360,000 at December 31, 2000 compared to $802,855,000 at December 31, 1999. Gross book value equals the net assets plus accumulated depreciation and amortization.

Property Investments

Property investments increased by $55,193,000 or 8% over 1999. The following table sets out the areas of activity which resulted in this change:

(thousands of dollars)	**2000**	1999
Property investments, opening balance	**$ 689,604**	$ 524,594
Plus: Property acquisitions	**47,623**	172,742
Capital expenditures	**13,008**	11,112
Pre-development expenditures	**2,551**	1,654
Less: Depreciation	**(14,837)**	(11,714)
Foreign currency translation	**6,848**	8,784
Property investments, ending balance	**$ 744,797**	$ 689,604

Property investments include land, buildings and all furniture and equipment as well as the cost attributed to the licences granted by provincial and state governments. These licences are required to operate long term care beds in all jurisdictions in which CPL Reit owns facilities. At December 31, 2000, the book value of the licences was $47,548,000 compared to $45,009,000 at December 31, 1999.

Properties Under Development

CPL Reit has separated properties under development from property investments and has disclosed them as a new asset category. Properties under development include the amount invested in the new facilities that CPL Reit is developing in Ontario and Alberta. All costs associated with these developments will be recorded in this category during the development phase. In accordance with the Canadian Institute of Public and Private Real Estate Companies' recommendations, general and administrative expenses that are directly attributable to the development of a facility are capitalized to the cost of that facility. Interest cost related to the capital expenditure is considered a cost of development and as such it is capitalized to the development. Once the facility is considered to be leased up, the facility will be transferred to property investments.

920

CPL Reit anticipates significant growth in this asset category during the year. This balance is estimated to increase by approximately $170,000,000 in 2001, which will be financed with new mortgage construction loans and increases in the corporate facility.

Goodwill and Deferred Charges

The net carrying value of goodwill at the end of 2000 was $48,786,000 compared to $42,299,000 at the end of 1999. The change was a result of $9,738,000 due to acquisitions, net of amortization of $3,834,000 and $583,000 in positive foreign exchange translation adjustments.

Deferred charges, which are primarily financing charges, increased to a net book value of $9,508,000 at December 31, 2000 from $5,976,000 at December 31, 1999. Of the increase $900,000 of financing charges were incurred in connection with the arrangement of new debt in respect of financing the Renaissance Acquisition. Further, approximately 40% of the total issuance costs related to convertible debentures was allocated to deferred charges accounting for $1,700,000 of this increase. Additions to deferred charges totaling $2,400,000 were made in 2000 related to ongoing financing activities. Foreign exchange translation adjustments of $100,000 increased the balance of deferred charges while amortization decreased the balance by $1,600,000.

Accounts Receivable, Prepaid Expenses and Other Assets

The Renaissance Acquisition accounted for approximately 42% of the $17,564,000 increase in accounts receivable, prepaid expenses and other assets. The New England properties acquired in 1999 accounted for a further 44% of the increase in this balance as receivables increased to a normalized level. The remainder of the increase is attributable to the Canadian division. Accounts receivable in the Canadian division increased as revenues grew and other assets increased as a result of pre-acquisition deposits on land purchases.

Liabilities

Long Term Debt

Total long term debt at the end of 2000 totaled $460,561,000 compared to $419,620,000 at the end of 1999. The increase of $40,941,000 was due to the incurrence of additional debt used to assist with financing $58,577,000 of acquisitions during the year. Included in long term debt are first mortgages of $429,926,000 and the Trust's corporate facility which had $30,635,000 outstanding at December 31, 2000. The long term debt consists of fixed and floating loans with 64% fixed and 36% floating.

The Trust has $40,162,000 of fixed rate mortgage loans due on maturity in 2001. In addition, CPL Reit's corporate facility matures in June 2001. Also included in current principal repayments in the financial statements for 2000 is a provision of $20,761,000 in respect of amounts which could be required to meet existing covenant requirements. CPL Reit anticipates renewing all the loans maturing in 2001.

In Canada, a federal crown corporation, Canada Mortgage and Housing Corporation ("CMHC"), provides insurance for mortgage loans used to finance long term care facilities if certain conditions are met, such as loan to value and cash flow coverages. The Trust obtains CMHC insurance if the reduced rate for insured loans warrants the cost of upfront fees to obtain the insurance. Currently 79.2% of the Trust's Canadian mortgage loans are insured. In the United States, a similar type of insurance is offered under a federal government program. To date CPL Reit has not utilized the U.S. program.

The following table sets out the principal payments due at maturity along with the weighted average interest rate of the mortgage loans that mature over the next five years:

	Principal Balance Due at Maturity (000s)	Weighted Average Interest Rate
2001	$ 40,162	7.6
2002	36,770	6.7
2003	40,385	6.4
2004	16,677	6.5
2005	36,835	6.2

Accounts Payable and Accrued Liabilities

The accounts payable and accrued liabilities increased year over year by $8,353,000 as a result of the increase in business in 2000 as compared to 1999. The majority of these liabilities relate to trade payables and accrued liabilities incurred in the normal course of business.

Liabilities include approximately $2,000,000 at December 31, 2000 payable to the vendor of a facility acquired in British Columbia in 1999, relating to the operation of additional beds at this facility. It is anticipated that this payment will be made by the issuance of CPL Reit units in the first quarter of 2001.

Note Payable

As scheduled, the note payable was reduced from $8,119,000 at December 31, 1999 to $5,534,000 at December 31, 2000. The note is non-interest bearing; however, an imputed 4% discount rate is reflected in the financial statements. The balance of the note is to be paid in two installments: $4,000,000 which was paid in January 2001 and the balance of $1,950,000 due in January 2002.

Unitholders' Equity

In 2000, CPL Reit's unitholders' equity increased by $36,652,000. The following items made up the change:

- During 2000, the equity component of convertible debentures contributed $49,755,000, net of issue costs allocated to unitholders' equity;
- Units were issued at various times during 2000 in connection with the payment of 50% of the advisory fee and under the distribution re-investment plan for a total of $1,391,000;
- The Trust added $14,978,000 to unitholders' equity in 2000 from net income earned;
- Foreign exchange translation increased the Trust's equity by $2,443,000; and
- The Trust's equity was reduced during 2000 as a result of distributions to the Trust's unitholders of $31,915,000.

CAPITAL REQUIREMENTS

CPL Reit continually invests capital in its facilities to ensure they are well maintained and remain competitive in their markets. In 2000, CPL Reit invested $13,000,000 in capital improvements in order to maintain and improve its facilities. For 2001, CPL Reit has budgeted to invest up to $10,000,000 in its existing facilities to ensure they meet the needs of our residents and their families. In addition, the Trust is considering commencing the expansion and redevelopment of a facility in 2001, which would be completed in 2002 at the cost of approximately $10,000,000. These capital expenditures are funded out of working capital, including the Trust's corporate facility, which, in turn, is paid down periodically from new long term debt facilities or equity issues. CPL Reit is undertaking a major development program of 16 new facilities which will add 1,556 new long term care beds and a redevelopment program which will replace 210 beds. With the exception of a 138 bed facility in Calgary, these projects are all located in Ontario. Nine facilities are currently under construction. Construction is scheduled to start on the balance of the projects during 2001. It is estimated that the cost to develop these facilities will total approximately $240,000,000. As of December 31, 2000, CPL Reit had incurred $27,454,000 of the projected costs.

Project financing commitments have been concluded for five of the facilities at an average interest rate of 6.82% per annum and for a term that covers the development period plus 20 years. Financing commitments have been received for an additional four facilities. It is anticipated that project financing will provide for approximately 75% of the total cost of each development. The balance of the anticipated cost will be financed by borrowings under the Trust's corporate facility.

LIQUIDITY

CPL Reit maintains liquidity from cash flow from operations, bank facilities including operating and corporate lines of credit, and by maintaining certain under-leveraged assets that could be financed, and its ability to access the capital markets for equity.

As set out in the Declaration of Trust, CPL Reit's long term financing can equal up to 60% of the gross book value of its assets. At December 31, 2000, long term debt was 53.3% of gross book value. After taking into consideration the equity issue of approximately $30.6 million scheduled to close the middle of March 2001 and on the basis that each dollar borrowed is invested in assets, the Trust could borrow an additional $225 million and remain within the Declaration of Trust's restriction on long term debt. This is believed to be sufficient to meet the needs of CPL Reit for 2001, given its existing commitments which include completion of all the development projects currently being undertaken.

FINANCIAL RISKS AND UNCERTAINTIES

CPL Reit is subject to financial risks and uncertainties related to: its financial condition, the long term care sector, and general economic conditions. In addition to the financial risks set out in Note 21 to the Financial Statements, CPL Reit is subject to the following risks:

Debt Financing

CPL Reit is subject to the risks associated with debt financing, including the risk that existing indebtedness may not be able to be refinanced, or that the terms of such refinancing may not be as favourable as the terms of existing indebtedness. With the exception of the operating facilities, the note payable and the debt component of the convertible debentures, the Trust's debt is secured by the facilities. Approximately 50% of such long term debt is insured by CMHC. Historically, lenders have found these loans attractive for their loan portfolios. As a result, CPL Reit is usually able to refinance maturing loans at competitive interest rates without difficulty. CPL Reit has chosen longer terms to finance maturing debt and new loans. This reduces unitholder risk by preserving returns over a longer period. In addition, CPL Reit manages the risk of maturities by minimizing the debt that matures in any given year.

Cash Distributed

Cash distributed may exceed the actual cash available to CPL Reit from time to time because of items such as principal repayments and capital improvements. CPL Reit may be required to use part of its debt capacity or to reduce distributions in order to accommodate such items. Management can temporarily fund such requirements from surplus cash or revolving corporate operating credit facilities.

Cash Requirements

CPL Reit's business is capital intensive. The Trust will be required to raise additional funds to complete the development of the 16 new facilities it currently has underway and to undertake further growth activities and pursue its business strategy. To date, CPL Reit has been successful in obtaining project financing on favourable terms for the first nine of the 16 new facilities. The Trust believes similar debt financing can be arranged for the balance of the new facilities currently being developed.

Staffing

CPL Reit may, in certain geographic markets, experience difficulty in attracting and retaining sufficient staff at current wage rates. With approximately 80% of its operating expenses related to employee expenses, unforeseen wage increases can have a negative effect on its operating performance.

OUTLOOK

Looking at 2001, CPL Reit faces both opportunities and uncertainties in achieving its growth targets of between 3% and 6% in distributable income for the year. Rate increases within the Trust's growth targets are projected to be achieved during the year, while occupancies which declined across the U.S. division in 2000 are anticipated to remain stable or show slight improvements. Further, declining interest rates will be positive for CPL Reit's financial performance, especially for the U.S. division. Uncertainties facing the Trust relate to the potential for increasing employee costs greater than has been experienced in recent years. Upward pressure on wages and increased overtime and agency staffing expenses as a result of a shortage of professional staff, continue to have the potential to affect operating costs. Also, insurance costs are escalating at a rapid rate for long term care owners and operators in the United States. Although we do not operate in states where large insurance settlements are common, significant increases in insurance costs are being experienced in all states.

Recent economic measures showing a rapid decline in the performance of the Canadian and U.S. economies should have little or no immediate effect on CPL Reit's performance while having the potential to limit future operating cost increases.

Looking beyond 2001, the increasing demand for long term care from an aging population and limited new supply due to strict government regulation creates the conditions for stable financial performance while providing a positive environment for growth through efficient management and a disciplined acquisition and development strategy.

Management's Responsibility for the Financial Statements

The management of CPL Long Term Care Real Estate Investment Trust is responsible for the preparation, content and integrity of the consolidated financial statements and all other financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgements when appropriate. Financial information presented elsewhere in this Annual Report is consistent with that in the financial statements.

The management of the Trust has established and maintains a system of internal controls that provides reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, the Trust is in compliance with all applicable laws and that the financial records are reliable for preparing financial statements. The effectiveness of and compliance with this system of internal controls is monitored by management.

The Board of Trustees oversees management's responsibility for financial reporting through its Audit Committee, currently comprised of three trustees who are not officers or employees of the Trust. The Audit Committee meets regularly with management and the external auditors to review auditing and accounting matters, including the adequacy of the system of internal controls and the quality of the Trust's financial reporting. The auditors have full and unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards. The Trust's financial statements have been discussed and reviewed by the Audit Committee with management and the external auditors before presentation to the Board of Trustees for approval.

Barry Reichmann (Signed)
PRESIDENT

David Beirnes (Signed)
CHIEF FINANCIAL OFFICER

To the Unitholders of CPL Long Term Care Real Estate Investment Trust

We have audited the consolidated balance sheets of CPL Long Term Care Real Estate Investment Trust as at December 31, 2000 and 1999 and the consolidated statements of income, unitholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP (Signed)
CHARTERED ACCOUNTANTS
TORONTO, CANADA

FEBRUARY 13, 2001

Consolidated Balance Sheets
As at December 31

(thousands of dollars)	*Note*		2000		1999
ASSETS					
Property investments	3	**$**	**744,797**	$	689,604
Properties under development	4		**27,454**		1,334
Goodwill and deferred charges	5		**58,294**		48,275
Accounts receivable, prepaid expenses and other assets			**40,834**		23,270
Note receivable	6		**6,513**		5,970
Deposits on acquisitions			**—**		1,274
Restricted cash	7		**1,886**		953
Future income tax assets	8		**942**		845
Income tax recoverable			**320**		328
		$	**881,040**	$	771,853
LIABILITIES					
Long term debt	9	**$**	**460,561**	$	419,620
Bank indebtedness	10		**17,846**		17,696
Debt component of convertible debentures	11		**30,805**		—
Accounts payable and accrued liabilities			**58,097**		49,744
Future income tax liabilities	8		**31,668**		36,599
Note payable	12		**5,534**		8,119
Non controlling interest	13		**5,527**		5,527
Current income tax payable			**15**		213
			610,053		537,518
UNITHOLDERS' EQUITY	14		**270,987**		234,335
		$	**881,040**	$	771,853
Commitments and contingencies	15				

The accompanying notes are an integral part of the financial statements.

Approved by the Trustees

John Crow (Signed)
CHAIRMAN

W. Darcy McKeough (Signed)
TRUSTEE

Consolidated Statements of Income

For the years ended December 31

(thousands of dollars)	*Note*	2000	1999
REVENUE		**$ 501,579**	$ 392,819
EXPENSES			
Property operating expenses		**410,804**	318,995
General, administrative and management	16	**17,129**	13,197
PROPERTY OPERATING INCOME		**73,646**	60,627
Trust expenses	17	**4,243**	4,086
INCOME BEFORE THE UNDERNOTED		**69,403**	56,541
Long term debt and bank interest		**37,822**	26,195
Depreciation and amortization		**20,547**	16,662
INCOME BEFORE INCOME TAXES		**11,034**	13,684
Future income tax (benefit) expense	8	**(4,358)**	542
Current income tax	8	**414**	482
NET INCOME		**$ 14,978**	$ 12,660
ADD			
Depreciation and amortization		**20,547**	16,662
Future income tax (benefit) expense		**(4,358)**	542
DISTRIBUTABLE INCOME	18	**$ 31,167**	$ 29,864
Per unit calculations	19		

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Unitholders' Equity

For the years ended December 31

(thousands of dollars)	*Note*	Units in $	Net income	Distributions	Equity components of convertibles debentures	Foreign currency translation adjustment	Total
UNITHOLDERS' EQUITY, DECEMBER 31, 1998		**$ 194,377**	**$ 15,232**	**$ (30,038)**	**$ —**	**$ 81**	**$ 179,652**
CHANGES DURING THE YEAR:							
Net income			12,660				12,660
Distributions paid to unitholders	18			(31,302)			(31,302)
Subscriptions	14	79,502					79,502
Issue costs		(3,985)					(3,985)
Foreign currency translation adjustment						(2,192)	(2,192)
UNITHOLDERS' EQUITY, DECEMBER 31, 1999		**$ 269,894**	**$ 27,892**	**$ (61,340)**	**$ —**	**$ (2,111)**	**$ 234,335**
CHANGES DURING THE YEAR:							
Net income			14,978				14,978
Distributions paid to unitholders	18			(31,915)			(31,915)
Subscriptions	14	1,391					1,391
Equity component of convertible debentures (net of conversions)	11				52,623		52,623
Equity component of convertible debentures – holder options (net of conversions)	11				1,518		1,518
Issue costs					(2,602)		(2,602)
Accretion on equity component of convertible debentures	11				(1,784)		(1,784)
Foreign currency translation adjustment						2,443	2,443
UNITHOLDERS' EQUITY, DECEMBER 31, 2000		**$ 271,285**	**$ 42,870**	**$ (93,255)**	**$ 49,755**	**$ 332**	**$ 270,987**

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow

For the years ended December 31

(thousands of dollars)	*Note*	2000	1999
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:			
OPERATING			
Net income		$ **14,978**	$ 12,660
Items not affecting cash:			
Depreciation and amortization		**20,547**	16,662
Future income tax		**(4,358)**	542
Advisory fees paid through issue of units		**1,243**	1,048
Non-cash change in working capital		**(11,353)**	(2,752)
		21,057	28,160
FINANCING			
Proceeds from issuance of convertible debentures (net of issue costs)		**80,312**	—
Reduction of debt component of convertible debentures		**(1,275)**	—
Mortgage principal repayment		**(7,267)**	(40,418)
Mortgage financing		**4,436**	—
Issuance of note receivable		**—**	(5,527)
Repayment of note payable		**(3,000)**	(3,000)
Proceeds from offering of units (net of issue costs)		**—**	74,389
Change in term corporate facility		**(17,734)**	13,000
Distributions to unitholders		**(31,830)**	(31,222)
Change in restricted cash		**933**	953
		24,575	8,175
INVESTING			
Business and asset acquisitions, net of liabilities assumed	20	**(1,613)**	(27,793)
Net change in goodwill and deferred charges		**(3,989)**	(536)
Properties under development		**(25,774)**	(1,334)
Capital improvements		**(14,406)**	(11,452)
		(45,782)	(41,115)
CHANGE IN BANK INDEBTEDNESS		**(150)**	(4,780)
BANK INDEBTEDNESS, BEGINNING OF YEAR		**(17,696)**	(12,916)
BANK INDEBTEDNESS, END OF YEAR		$ **(17,846)**	$ (17,696)
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS			
Payments for interest		$ **38,198**	$ 25,976
Payments for income taxes		$ **559**	$ 981

The accompanying notes are an integral part of the financial statements.

1. THE TRUST

CPL Long Term Care Real Estate Investment Trust ("CPL Reit" or the "Trust") is an unincorporated, closed-end investment trust created pursuant to a Declaration of Trust dated February 20, 1997, as amended, and governed by the laws of Ontario. CPL Reit began operations on May 6, 1997. The Trust invests in real properties operated as long term care facilities in Canada and the United States. CPL Reit leases these properties to wholly owned subsidiaries, which operate the long term care facilities.

CPL Reit is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL Reit to the unitholders of CPL Reit and deduct such distributions and designations for income tax purposes.

Canadian and U.S. subsidiaries of CPL Reit are subject to tax on their taxable income under the Income Tax Act and Internal Revenue Code respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

General

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (CIPPREC).

Significant accounting policies are as follows:

a) **Principles of consolidation**

These consolidated financial statements include the accounts of all entities in which CPL Reit holds a controlling interest. All material intercompany transactions and balances have been eliminated.

b) **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c) **Unit option plan**

CPL Reit has adopted a unit option plan (the "Option Plan") as described in note 14 b). No compensation expense is recognized when units or unit options are issued. Any consideration paid on exercise of options or purchase of units is credited to unitholders' equity.

d) **Property investments**

Property investments are recorded at the lower of cost less accumulated depreciation and net recoverable amount, and are depreciated over their estimated useful lives as follows:

Buildings	5% sinking fund method
Furniture, equipment and vehicles	5–10 years straight line
Computer equipment	5 years straight line

CPL Reit evaluates the carrying value of property investments for potential impairment on an ongoing basis and assesses the recoverability of this amount based on a review of future operating income on a non discounted basis.

e) **Properties under development**

Costs incurred in establishing new long term care facilities are capitalized as properties under development. Once a property is designated as an operating property it is reclassified to property investments and depreciation commences. The facility is designated as an operating property at the earlier of 12 months after completion or upon the attainment of positive operating income after property specific debt service costs.

f) **Licenses**

Licenses are recorded at cost less accumulated amortization and represent long term care facility operating licenses acquired. Licenses are amortized on a straight-line basis over 15 years. CPL Reit evaluates the carrying value of licenses for potential impairment on an ongoing basis and assesses the recoverability of this amount based on a review of future operating income on a non discounted basis.

g) **Goodwill**

Goodwill is recorded at cost less accumulated amortization and represents the excess of the purchase price over the amounts assigned to the identifiable net assets acquired including future income tax assets and liabilities. Goodwill is amortized on a straight-line basis over 15 years. CPL Reit evaluates the carrying value of goodwill for potential impairment on an ongoing basis and assesses the recoverability of this amount based on a review of future operating income from the acquisitions on a non discounted basis.

h) **Deferred charges**

Deferred charges, which include financing and related costs, are amortized on a straight-line basis over the terms of the related debt.

i) **Revenue**

Revenue is recognized when services are provided to residents or patients.

In Canada, the provinces regulate fees charged by the operators for its long term care facilities. Provincial programs fund a substantial portion of these fees.

In the United States, a significant amount of revenue is derived from State (Medicaid) and Federal (Medicare) reimbursements. CPL Reit receives reimbursements from these sources for services rendered to patients covered by these programs.

j) **Operating expenses**

Operating expenses include direct operating costs of the properties.

k) **Future income taxes**

The Trust uses the liability method of tax allocation in accounting for future income taxes. Under this method temporary differences between the tax basis and accounting basis result in either future income tax assets or liabilities. The Trust computes its future taxes using enacted or substantially enacted rates for the years in which differences are expected to reverse. In addition, future income tax assets and liabilities arising in connection with a business acquisition recognized under the purchase method of accounting are recorded as part of the allocation of the purchase price.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

l) **Foreign currency translation**
CPL Reit's operations in the United States are self-sustaining. Assets and liabilities are translated into Canadian dollars at the rate of exchange at the balance sheet date. Revenue and expenses are translated at the weighted average rate for the year. Translation gains or losses are deferred and recorded as a separate component of unitholders' equity.

m) **Foreign currency balances**
Exchange differences arising from the translation of the long term note receivable denominated in U.S. dollars are deferred and amortized over the remaining term of the note.

3. PROPERTY INVESTMENTS

		2000		1999
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	$ 69,935	$ —	$ 69,935	$ 63,113
Buildings	603,129	14,952	588,177	544,908
Furniture, equipment and vehicles	50,575	12,358	38,217	35,244
Computer equipment	1,424	504	920	1,330
Licenses	56,547	8,999	47,548	45,009
	$ 781,610	$ 36,813	$ 744,797	$ 689,604

Additions to property investments of $67,721 (1999 – $186,306) were made during the year.

4. PROPERTIES UNDER DEVELOPMENT

The following costs have been capitalized to properties under development:

	2000	1999
Interest	$ 1,287	$ 283
General and administrative expenses	2,353	1,051
	$ 3,640	$ 1,334

5. GOODWILL AND DEFERRED CHARGES

		2000		1999
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Goodwill	$ 59,200	$ 10,414	$ 48,786	$ 42,298
Deferred charges	13,600	4,092	9,508	5,977
	$ 72,800	$ 14,506	$ 58,294	$ 48,275

Additions to goodwill $10,329 (1999 – $6,668) and deferred charges of $5,177 (1999 – $2,327) were made during the year.

6. NOTE RECEIVABLE

The note receivable is due from the 20% non controlling interest shareholders of CPL Subacute LLC (see Notes 13 and 20). CPL Subacute LLC is owned 80% by CPL Reit and was established to acquire 11 properties in Vermont, Connecticut, and New Hampshire. The 20% non controlling interest has been pledged to CPL Reit as security for this loan.

The note, including any outstanding accrued interest, is payable upon the exercise of a put or a call option as described in Note 13.

The note bears interest at 10% compounded monthly for the period from issuance to December 31, 2003. A portion of the note is repayable at that time. The portion repayable at December 31, 2003 is determined based upon the attainment of certain levels of earnings. Thereafter any balance remaining bears interest at the 5-year U.S. Treasury rate plus 450 basis points compounded monthly, subject to a minimum of 10% or maximum of 12% per annum.

7. RESTRICTED CASH

Included in restricted cash at December 31, 2000, is $1,886 (U.S. $1,257) (1999 – $953 (U.S. $660)) held in escrow accounts with certain U.S. lenders for property taxes, and capital reserves and debt service reserves.

8. INCOME TAXES

a) CPL Reit is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the Trustees will distribute or designate all taxable income directly earned by CPL Reit to the Unitholders of CPL Reit and deduct such distributions and designations for income tax purposes.

b) Canadian based corporate subsidiaries are subject to tax on their taxable income under the Income Tax Act (Canada) at rates between 38.16% and 46.12% (1999 – 38.27% and 46.12%). CPL Reit's United States subsidiaries are subject to tax on their consolidated taxable income at a rate of 40%.

c) In respect of assets and liabilities where income tax is taxed directly in the hands of the unitholders, the net book value for accounting purposes of those assets exceeds the tax basis by an amount of $33,847 (1999 – $22,824).

d) At December 31, 2000 the subsidiaries of CPL Reit had accumulated non capital losses available for carry forward for income tax purposes of $13,000. These losses expire between 2002 and 2020. The benefits relating to approximately $7,000 of these losses are not recorded in the consolidated financial statements as the utilization of such amounts is subject to various uncertainties.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

8. INCOME TAXES *(continued)*

The provision for income taxes is summarized as follows:

		2000		1999
Net income before future and current income tax	$	**11,034**	$	13,684
Income tax based on a basic and weighted average rate of 43.26% (1999 – 43.92%)		**4,774**		6,011
Taxes on income attributable to CPL Reit unitholders		**(8,135)**		(6,751)
Tax recovery on income not attributable to unitholders		**(3,361)**		(740)
Tax recovery due to a reduction in expected future tax rates		**(4,425)**		—
Valuation allowance for unused tax loss carry forwards		**1,649**		—
Tax effect of expenses that are not deductible for income tax purposes		**1,779**		1,282
Future income tax expense (benefit)		**(4,358)**		542
Current income tax		**414**		482
Income tax expense (benefit)	$	**(3,944)**	$	1,024

The balance of future income tax assets arises from the following:

		2000		1999
The effect of accrued payroll not currently deductible	$	**701**	$	345
Losses carried forward		**408**		500
Property investments with a cost basis for accounting purposes greater than the cost basis for tax purposes, due to accelerated tax depreciation methods and business combinations recognized using the purchase method of accounting		**(167)**		—
	$	**942**	$	845

The balance of future income tax liabilities arises from the following:

		2000		1999
The effect of accrued payroll not currently deductible	$	**(1,909)**	$	(2,379)
Losses carried forward		**(2,672)**		(266)
Property investments with a cost basis for accounting purposes greater than the cost basis for tax purposes, due to accelerated tax depreciation methods and business combinations recognized using the purchase method of accounting		**36,249**		39,244
	$	**31,668**	$	36,599

932

9. LONG TERM DEBT

Long term debt bears interest at December 31, 2000 and 1999 at the following weighted average annual interest rates:

	Canada		United States		Total	
	2000	1999	**2000**	1999	**2000**	1999
Fixed	**6.95%**	6.82%	**8.23%**	6.96%	**7.06%**	6.84%
Floating	**7.40%**	6.62%	**9.13%**	8.07%	**8.81%**	7.46%

CPL Reit has 36% (1999 – 38%) of its long term debt payable at floating rates. Long term debt includes U.S. denominated amounts of $106,926 U.S. ($160,399 Canadian) (1999 – $77,745 U.S. ($112,209 Canadian)). CPL Reit has provided first charges on its properties as security for the debt.

At December 31, 2000, CPL Reit had utilized $30,635 (1999 – $29,482) of a corporate facility of $65,000 (1999 – $50,000). The corporate facility may be utilized for working capital requirements, acquisitions or properties under development. The corporate facility is a revolving term facility secured by, among other things, a general security interest on the assets of CPL Reit plus first and second mortgages on specific properties of CPL Reit. The corporate facility matures on June 30, 2001 and may be extended at the option of the lender.

Long term debt is repayable as follows for the years ending December 31:

	Due on maturity	Principal repayments	Total
2001	$ 40,162	$ 31,716	$ 71,878
2002	36,770	10,452	47,222
2003	40,385	6,260	46,645
2004	16,677	5,938	22,615
2005	36,835	5,658	42,493
	$ 170,829	$ 60,024	$ 230,853
Thereafter	$ 133,454	$ 65,619	$ 199,073
			429,926
			30,635
			$ 460,561

Certain U.S. properties of the Trust are not in compliance with certain covenants under the terms of their loan agreements. Discussions are in progress with the lenders to remedy the situation. Amounts due on maturity and principal repayments have been adjusted to reflect $20,761 in debt repayments which would be required currently to meet existing covenant requirements. CPL Reit and its subsidiaries are current with all payment obligations.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

10. BANK INDEBTEDNESS

CPL Reit has operating lines of credit to fund its Canadian operations, totalling $12,284 (1999 – $12,109), of which $12,088 (1999 – $10,720) was utilized at December 31, 2000. The operating facilities bear interest at the lender's prime rate plus 0.125%. The operating facility is due on demand and is secured by a general security interest on the assets of the Trust.

A $15,000 ($10,000 U.S.) (1999 – $14,433 ($10,000 U.S.)) line of credit has been established to fund the operations of CPL Subacute LLC. This line of credit is restricted by a funding formula based on accounts receivable. In terms of the funding formula, $7,449 ($4,966 U.S.) (1999 – $4,399 ($3,048 U.S.)) has been advanced and is outstanding at December 31, 2000. The line of credit bears interest at 1.5% over U.S. prime, and is secured by virtually all of the assets of CPL Subacute LLC.

11. CONVERTIBLE DEBENTURES

During the year, CPL Reit issued two series of convertible unsecured subordinated debentures ("Convertible Debentures"). On June 14, 2000 $34,500 of Convertible Debentures ("June 2000 Debentures") were issued and on October 31, 2000 $50,000 of Convertible Debentures ("October 2000 Debentures") were issued.

	June 2000 debentures	October 2000 debentures	Total 2000
Debt component of Convertible Debentures	$ 12,556	$ 18,249	$ **30,805**
Equity component of Convertible Debentures (net of conversions)	21,464	31,159	**52,623**
Equity component of Convertible Debentures – holder options (net of conversions)	645	873	**1,518**
Accretion on equity component of Convertible Debentures	(1,225)	(559)	**(1,784)**
	$ 33,440	$ 49,722	$ **83,162**

The Convertible Debentures were segregated into debt and equity components. These components have been measured at their respective fair values at their date of issuance. The liability component of the Convertible Debentures represents the present value of future interest payments due under the terms of the debentures. The equity component represents the value ascribed to both CPL Reit's right to pay the principal amount of the Convertible Debenture in units and the holders' option to convert the principal balance into units.

Interest expense is determined by applying the discount rate of 11% against the outstanding liability component. The difference between actual cash interest payments and interest expense is treated as a reduction of the liability component of the Convertible Debentures. The equity component of the Convertible Debentures, represented by CPL Reit's right to pay in units, is being accreted to the maturity value at the same effective interest rate through periodic charges to unitholder's equity, net of tax.

a) **June 2000 Debentures**

The June 2000 Debentures pay 10.5% semi-annually and are convertible at the option of the holder into units of CPL Reit at any time up to and including May 31, 2005 at a price of $14.25 per unit (the "conversion price"). The June 2000 Debentures are redeemable by CPL Reit after June 1, 2002 at par plus accrued and unpaid interest provided that the weighted average trading price, as defined in the debenture agreement, is not less than 125% of the conversion price. Subject to regulatory approval, CPL Reit has the right to settle its obligations to repay principal upon redemption by issuing units. The June 2000 Debentures are repayable on June 1, 2005 either in cash or by issuing units.

During the year $63 of June 2000 Debentures were converted for 4,421 units of CPL Reit.

b) **October 2000 Debentures**

The terms of the October 2000 Debentures are the same as those of the June 2000 Debentures except that the conversion price of the October 2000 Debentures is $13.25 per unit.

12. NOTE PAYABLE

The non-interest bearing, unsecured note is repayable as follows:

	2000	1999
2000	$ —	$ 3,000
2001	4,000	4,000
2002	1,950	1,950
	5,950	8,950
Less discount at 4%	(416)	(831)
	$ 5,534	$ 8,119

13. NON CONTROLLING INTEREST

CPL Reit holds an 80% indirect interest in CPL Subacute LLC, which was set up to acquire and hold 11 properties acquired in Vermont, Connecticut and New Hampshire at the end of March 1999.

Under the terms of the shareholder agreement, earnings are shared on a proportionate basis, provided that earnings of the non controlling shareholder may be increased or decreased upon the attainment of certain levels of earnings in CPL Subacute LLC.

The shareholder agreement contains a put/call agreement exercisable on the 5th, 7th or 10th anniversaries of closing which allows either CPL Reit or the non controlling interest shareholders to initiate the purchase of the 20% non controlling interest based on a predetermined formula.

During the year, there was not a non controlling interest expense related to the non controlling interest.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

14. UNITHOLDERS' EQUITY

a) Units Issued and Outstanding

The interests in the Trust are represented by a single class of units which are unlimited in number. Each unit entitles the holder to a single vote and carries the right to participate in all distributions.

The number of units issued and outstanding are as follows:

	Units	Amount
Balance at December 31, 1998	16,225,393	$ 194,377
Issuance of units on January 26, 1999, pursuant to a Prospectus dated January 14, 1999	3,300,000	77,550
Issue costs	—	(3,985)
Units issued in connection with the payment of advisory fee expense	49,956	1,048
Units issued as a result of options being exercised under the Unit Option Plan	72,667	823
Units issued in connection with the Distribution Re-investment Plan	4,154	81
Balance at December 31, 1999	19,652,170	$ 269,894
Units issued in connection with the payment of advisory fee expense	89,037	1,243
Units issued on conversion of convertible debentures exercised at the holders' option	4,421	63
Units issued in connection with the Distribution Re-investment Plan	6,054	85
Balance at December 31, 2000	**19,751,682**	**$ 271,285**

On February 13, 2001, 25,466 units ($331) were approved for issuance in connection with the payment of the fourth quarter of 2000 advisory fee expense.

As consideration for CPL Reit obtaining approval to operate additional beds in connection with a previously acquired facility in British Columbia, CPL Reit anticipates issuing approximately 150,000 units in the first quarter of 2001 to the vendor of the facility.

b) Option Plan

On April 25, 1997, CPL Reit adopted the Option Plan, which is subject to the rules of The Toronto Stock Exchange. The total number of units in respect of which options may be granted under the Option Plan may not exceed 2,500,000 units (as amended May 25, 1998 from 852,045 units). The Option Plan provides that at no time shall the number of units reserved for issuance under the plan exceed 10% of the then outstanding units. Options are granted at no less than the market price and have a minimum term of 10 years.

Changes for years ended December 31 are as follows:

	2000		1999	
	Units	Weighted average exercise price	Units	Weighted average exercise price
Outstanding, at beginning of year	**1,093,733**	**$ 16.74**	893,900	$ 14.69
Granted	**195,000**	**$ 10.32**	282,500	$ 21.89
Exercised	**—**	**$ —**	(72,667)	$ 11.34
Cancelled	**(175,000)**	**$ 18.68**	(10,000)	$ 21.13
Outstanding, at end of year	**1,113,733**	**$ 15.28**	1,093,733	$ 16.74
Options exercisable at year end	**470,873**		343,193	

Composition of outstanding options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number outstanding at Dec 31, 2000	Weighted average remaining contractual life Dec 31, 2000	Weighted average exercise price	Number exercisable at Dec 31, 2000	Weighted average exercise price
$ 10.00 to $ 14.17	**494,733**	**7.5**	**$ 10.12**	**209,573**	**$ 10.00**
$ 16.94 to $ 17.58	**329,000**	**6.9**	**$ 17.00**	**187,800**	**$ 16.96**
$ 21.13 to $ 23.50	**290,000**	**8.0**	**$ 22.13**	**73,500**	**$ 22.10**
	1,113,733			**470,873**	

15. COMMITMENTS AND CONTINGENCIES

CPL Reit has entered into development agreements with the Province of Ontario Ministry of Health and Long Term Care to build 18 new facilities in Ontario. In addition, CPL Reit is developing one new facility in Alberta (108 beds). If all of these facilities are developed as currently planned, CPL Reit will invest an additional $260,000 to complete the facilities. CPL Reit has outstanding letters of credit in the amount of $3,776 related to these developments. The majority of the facilities being developed are targeted for completion between the first quarter of 2002 and the fourth quarter of 2002.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

16. RELATED PARTY TRANSACTIONS

a) CPL Reit, including its wholly owned subsidiaries, has entered into advisory and management agreements with Central Park Lodges Inc. ("Lodges") (formerly Central Park Lodges Ltd.) which owns 15% (1999 – 15%) whereby Lodges provides certain administrative and management services, and investment advice, to CPL Reit and its operators.

Under the terms of the agreements, Lodges is entitled to the following:

(i) Management and advisory expenses:

(i) A management expense of 2.75% of the gross operating revenues of certain of the operators;

(ii) A base annual advisory fee equal to 0.35% of the adjusted cost base of CPL Reit's consolidated assets, payable half in units based on the average unit value in each quarter;

(ii) An incentive fee equal to 15% of the amount by which CPL Reit's Distributable Income exceeds 10% (on a cumulative annual basis) of the weighted average Unitholders' Equity pursuant to the definitions in the Declaration of Trust;

(iii) A financing co-ordination fee (which is deferred and amortized over the term of the related debt) of 0.25% of the principal amount of any new or replacement financing arranged for CPL Reit;

(iv) An acquisition fee (which is capitalized as a cost to acquire property investments) of 0.65% of the total acquisition price of any additional properties acquired by CPL Reit; and

(v) A disposition fee of 0.25% of the aggregate sale price of any property disposed of by CPL Reit.

b) For the year ended December 31, 2000, $757 (1999 – $1,359) has been reimbursed and is shown as a reduction of general, administrative and management expense.

c) Subscription of Units

During the year, Lodges subscribed for and purchased 89,037 (1999 – 49,956) units at a cost of $1,243 (1999 – $1,048) as required by the advisory agreement noted in 16 a) (i)(ii).

During the year, Lodges charged CPL Reit the following amounts:

	2000	1999
Management expenses (net of reimbursements noted in note 16 b))	$ 10,009	$ 8,385
Advisory fees	2,550	2,252
Incentive fees	409	499
Financing co-ordination fees	74	215
Acquisition fees	364	1,064
	$ 13,406	$ 12,415

d) Agency Staffing Services

At various facilities, CPL Reit utilizes the agency staffing services of Centracare Health Services Ltd. ("CHS"), a company owned by Lodges. During the year, agency staffing fees paid to CHS were $553 (1999 – $634).

17. TRUST EXPENSES

Trust expenses include advisor's fees of $2,902 (1999 – $2,751), unitholder information costs of $337 (1999 – $495) and other corporate costs of $1,004 (1999 – $840).

18. DISTRIBUTIONS TO UNITHOLDERS

Distributions to unitholders are computed based on distributable cash as defined by the Declaration of Trust.

Distributable cash, as defined in the Declaration of Trust, is calculated as net income as determined in accordance with Canadian generally accepted accounting principles plus depreciation expense and amortization of licenses, deferred charges, and goodwill, less future income tax benefits, adjusted for any other items as determined by the Trustees.

	2000	1999
Net income	**$ 14,978**	$ 12,660
Add:		
Depreciation and amortization	**20,547**	16,662
Future income taxes (benefit) expense	**(4,358)**	542
Distributable income	**31,167**	29,864
Discretionary trustee amount	**748**	1,438
Distributable cash	**$ 31,915**	$ 31,302

19. PER UNIT CALCULATIONS

	2000	1999
Net income per unit	**$ 0.761**	$ 0.654
Fully diluted net income per unit	**0.745**	0.654
Distributable income per unit	**1.583**	1.542
Fully diluted distributable income per unit	**1.476**	1.517
Weighted average number of units outstanding	**19,685,886**	19,372,380

20. ACQUISITIONS

On February 29, 2000 CPL Reit acquired the assets of seven long term care facilities in the Eastern United States, for the purchase price of $58,577 ($40,317 USD). The results of operations are included in the statement of income from the date of acquisition.

During 1999 CPL Reit acquired the assets of three long term care facilities in British Columbia, and one each in Manitoba and Ontario. Eleven facilities in Vermont, Connecticut and New Hampshire were also acquired through CPL Subacute LLC.

Under the terms of certain of the purchase agreements, contingent consideration may be due. The amount and timing of this consideration is not readily determinable at this time and has not, therefore, been reflected in the accounts.

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

20. ACQUISITIONS *(continued)*

The cost of all acquisitions has been allocated as follows:

	2000	1999
Property investments	**$ 42,397**	$ 149,668
Licenses	**5,226**	23,074
Goodwill	**9,738**	6,668
Deferred charges	**136**	1,791
Other assets	**1,080**	—
	58,577	181,201
Financed by:		
Long term debt	**(55,937)**	(144,389)
Non controlling interest	**—**	(5,527)
Non-cash working capital assumed	**(1,027)**	(3,492)
	(56,964)	(153,408)
Cash consideration for business and asset acquisitions	**$ 1,613**	$ 27,793

21. FINANCIAL RISK MANAGEMENT (FINANCIAL INSTRUMENTS)

CPL Reit has foreign operations, issues short and long term debt and operates in a highly regulated environment. These activities result in various financial risks including changes in foreign currency exchange rates, interest rates and government regulatory controls. In addition, CPL Reit is subject to other financial risks associated with the operations of its business. The following describes these financial risks and how they are managed by CPL Reit.

Foreign Currency Exchange Risk
Foreign currency exchange risk results from changes in exchange rates between CPL Reit's reporting currency (Canadian dollars) and the U.S. dollar. At December 31, 2000, 28.7% (15.6% – 1999) of CPL Reit's assets were held in the United States and 17.1% (9.7% – 1999) of its distributable income before corporate costs was generated in the United States. A one cent change in the cost of U.S. dollars would change distributable income by $44 ($23 – 1999). The U.S. operations are funded primarily through U.S. dollar debt which serves to mitigate foreign currency exchange risk.

Interest Rate Risk
Interest rate risk arises with changes in interest costs which affect CPL Reit's floating rate debt on an ongoing basis and its long term debt upon renewal. At December 31, 2000, 36% (38% – 1999) of CPL Reit's long term debt is floating. Each 0.25% change in interest rates changes annual interest costs by $410 ($399 – 1999). To limit interest rate risk CPL Reit fixes the interest rate on its long term debt to the extent possible. Generally, the Trust fixes the term of long term debt for between five and 20 years. To limit exposure to the risk of higher rates at renewal, CPL Reit spreads the maturities of its fixed rate long term debt over time.

Regulatory Risk

During 2000, 39% (45% – 1999) of CPL Reit's revenues were generated in Ontario.

Credit Risk

CPL Reit's financial assets that could be exposed to credit risk are restricted cash, accounts receivable and the note receivable. Restricted cash is held by financial institutions to whom CPL Reit is indebted. As a right of offset risk exists between the restricted cash held and the amount owed to the financial institution, the potential credit risk is mitigated. CPL Reit is exposed to normal credit risk from customers. The Trust has four significant categories of customers: governments, insurance carriers and managed health care organizations, resident clients and nursing homes to which the Trust provides management services. Government customers are comprised of provincial, state and, in the U.S., the federal government. Credit risk associated with these customers relates to their ability to potentially deny certain charges. No single resident, insurance carrier, managed health care organization or nursing home represents more than 3.5% of CPL Reit's accounts receivable at December 31, 2000. The note receivable is secured against the non controlling interest in CPL Subacute LLC. At December 31, 2000 management believes this interest approximates the carrying value of the note receivable.

Fair Value

Fair value represents management's estimate of current market value at a given point in time. The fair value of accounts receivable, restricted cash, and bank indebtedness are determined to be the carrying value of these assets and liabilities at December 31, 2000 and 1999 due to their short term nature. The fair value of long term debt at December 31, 2000 is $465,669 compared to a carrying value of $460,561. The fair value of long term debt at December 31, 1999 and the debt component of the convertible debentures at December 31, 2000 approximate the carrying value.

945

December 31, 2000 and 1999 (in thousands of dollars except per unit amounts)

22. SEGMENTED INFORMATION

CPL Reit has two reportable operating segments, Canada and the United States. The segments are managed separately due to the differences in legislative environments and funding programs in each of the countries. The accounting policies of the two segments are the same as those described for CPL Reit. Corporate interest expense and trust expenses are managed by the Trust as a separate responsibility and are not allocated to reportable operating segments. CPL Reit has no material inter-segment sales, transfers or expenses.

	Canada		United States		Total	
	2000	**1999**	**2000**	**1999**	**2000**	**1999**
Revenue	**$ 323,503**	$ 291,136	**$ 178,076**	$ 101,683	**$ 501,579**	$ 392,819
Expenses						
Property operating expenses	**258,885**	231,488	**151,919**	87,507	**410,804**	318,995
General, administrative & management	**11,489**	10,018	**5,640**	3,179	**17,129**	13,197
Property operating income	**53,129**	49,630	**20,517**	10,997	**73,646**	60,627
Long term debt and bank interest	**20,429**	17,906	**13,875**	7,626	**34,304**	25,532
Depreciation and amortization	**14,525**	13,202	**6,022**	3,460	**20,547**	16,662
Income before income taxes	**18,175**	18,522	**620**	(89)	**18,795**	18,433
Future income tax (benefit) expense	**(6,149)**	612	**1,791**	(70)	**(4,358)**	542
Current income tax	**362**	451	**52**	31	**414**	482
Income before corporate items	**23,962**	17,459	**(1,223)**	(50)	**22,739**	17,409
Corporate expenses						
Trust expenses					**4,243**	4,086
Long term debt and bank interest					**3,518**	663
Net income					**$ 14,978**	$ 12,660

	Canada		United States		Total	
	2000	**1999**	**2000**	**1999**	**2000**	**1999**
Total assets	**$ 627,737**	$ 651,269	**$ 253,303**	$ 120,584	**$ 881,040**	$ 771,853
Total liabilities	**$ 404,977**	$ 439,739	**$ 205,076**	$ 97,779	**$ 610,053**	$ 537,518
Expenditures for segment assets:						
Properties under development	**$ 25,774**	$ 1,334	**$ —**	$ —	**$ 25,774**	$ 1,334
Capital improvements	**$ 10,792**	$ 10,994	**$ 3,614**	$ 458	**$ 14,406**	$ 11,452
Other significant items:						
Acquisitions	**$ —**	$ 59,156	**$ 58,577**	$ 122,045	**$ 58,577**	$ 181,201

23. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

Directory of CPL Reit Properties

BRITISH COLUMBIA

Holyrood Manor
22710 – 117th Avenue
Maple Ridge, B.C.
Tel: 604-467-8831

Royal City Manor
77 Jamieson Court
New Westminster, B.C.
Tel: 604-522-6699

Arbutus Care Centre
4505 Valley Drive
Vancouver, B.C.
Tel: 604-261-4292

Lakeview Care Centre
3490 Porter Street
Vancouver, B.C.
Tel: 604-874-2803

Glenwarren
1230 Balmoral Road
Victoria, B.C.
Tel: 250-383-2323

James Bay Lodge, Victoria
336 Simcoe Street
Victoria, B.C.
Tel: 250-388-6457

Sandringham Hospital
1650 Fort Street
Victoria, B.C.
Tel: 250-595-2313

Capilano Care Centre
525 Clyde Avenue
West Vancouver, B.C.
Tel: 604-926-6856

ALBERTA

Bow-Crest Care Centre
5927 Bowness Road N.W.
Calgary, Alberta
Tel: 403-288-2373

Mount Royal
1813 – 9th Street S.W.
Calgary, Alberta
Tel: 403-244-8994

Jasper Place
8903 – 168th Street
Edmonton, Alberta
Tel: 780-489-4931

South Terrace
5905 – 112th Street
Edmonton, Alberta
Tel: 780-434-1451

Riverview
603 Prospect Drive S.W.
Medicine Hat, Alberta
Tel: 403-527-5531

MANITOBA

Valleyview
3015 Victoria Avenue
Brandon, Manitoba
Tel: 204-728-2030

Beacon Hill Lodge
190 Fort Street
Winnipeg, Manitoba
Tel: 204-942-7541

Charleswood Care Centre
5501 Roblin Blvd.
Winnipeg, Manitoba
Tel: 204-888-3363

Heritage Lodge
3555 Portage Avenue
Winnipeg, Manitoba
Tel: 204-888-7940

Parkview Place
440 Edmonton Street
Winnipeg, Manitoba
Tel: 204-942-5291

Poseidon Care Centre
70 Poseidon Bay
Winnipeg, Manitoba
Tel: 204-452-6204

ONTARIO

Blenheim Community Village
10 Mary Street
Blenheim, Ontario
Tel: 519-676-8119

Versa-Care Centre, Brantford*
425 Park Road N.
Brantford, Ontario
Tel: 519-759-1040

Riverbend Place
650 Coronation Boulevard
Cambridge, Ontario
Tel: 519-740-3820

Stoneridge Manor
256 High Street
Carleton Place, Ontario
Tel: 613-257-4355

Versa-Care Centre, Chatsworth*
RR #3
Chatsworth, Ontario
Tel: 519-794-2244

Parkview Manor Health Care Centre*
98 3rd Street
Chesley, Ontario
Tel: 519-363-2416

Versa-Care Centre, Cornwall
201 – 11th Street E.
Cornwall, Ontario
Tel: 613-933-7420

Sara-Vista Nursing Home
59 Simcoe Street
Elmvale, Ontario
Tel: 705-322-2182

Iler Lodge
111 Iler Avenue
Essex, Ontario
Tel: 519-776-5243

Maitland Manor*
290 South Street
Goderich, Ontario
Tel: 519-524-7324

* managed facilities

947

ONTARIO

Kilean Lodge
83 Main Street E.
Grimsby, Ontario
Tel: 905-945-9243

Maplecrest
85 Main Street
Grimsby, Ontario
Tel: 905-945-7044

Versa-Care Centre, Hamilton
330 Main Street E.
Hamilton, Ontario
Tel: 905-523-7134

Birchwood Terrace
237 Lakeview Drive
Kenora, Ontario
Tel: 807-468-8625

Pioneer Long Term Care Centre
3570A King St. E., 3rd Floor
Kitchener, Ontario
Tel: 519-894-8380

Forest Heights
60 Westheights Drive
Kitchener, Ontario
Tel: 519-576-3320

Versa-Care Centre, Lambeth
848 Gideon Dr., RR #32
London, Ontario
Tel: 519-472-1270

Elmwood Place
46 Elmwood Place W.
London, Ontario
Tel: 519-433-7259

Pinecrest Manor
399 Bob Street
Lucknow, Ontario
Tel: 519-528-2820

Versa-Care Centre, Markham
6824 Highway #7
Markham, Ontario
Tel: 905-294-0511

Fosterbrooke
330 King Street West
Newcastle, Ontario
Tel: 905-987-4703

Eagle Terrace
329 Eagle Street
Newmarket, Ontario
Tel: 905-895-5187

MacKenzie Place
52 George Street
Newmarket, Ontario
Tel: 905-853-3242

Oak Terrace
291 Mississauga Street W.
Orillia, Ontario
Tel: 705-325-2289

Thorntonview
186 Thornton Road S.
Oshawa, Ontario
Tel: 905-576-5181

Carlingview Manor
2330 Carling Avenue
Ottawa, Ontario
Tel: 613-820-9328

Centre de soins de longue* durée CPL à Montfort
713 Montreal Road, #450
4th Floor
Ottawa, Ontario
Tel: 613-746-4621 ext. 6400

Georgian Heights*
1115 10th Street E.
Owen Sound, Ontario
Tel: 519-371-1441

Maple View
1029 4th Avenue W.
Owen Sound, Ontario
Tel: 519-376-2522

Summit Place
850 – 4th Street E.
Owen Sound, Ontario
Tel: 519-376-3212

Hallowell House
RR #1
Picton, Ontario
Tel: 613-476-4444

Dover Cliffs
501 St. George Street
Port Dover, Ontario
Tel: 519-583-1422

Versa-Care Centre, Rexdale
95 Humber College Boulevard
Rexdale, Ontario
Tel: 416-746-7466

West Side
1145 Albion Road
Rexdale, Ontario
Tel: 416-745-4800

Versa-Care Centre, St. Catharines
168 Scott Street
St. Catharines, Ontario
Tel: 905-934-3321

Sumac Lodge
1464 Blackwell Road
Sarnia, Ontario
Tel: 519-542-3421

Sarsfield Colonial Home
2861 Colonial Road
Sarsfield, Ontario
Tel: 613-835-2977

Kennedy Lodge Nursing Home
1400 Kennedy Road
Scarborough, Ontario
Tel: 416-752-8282

Hillside Manor
RR #5
Stratford, Ontario
Tel: 519-393-5132

Bonnie Brae Health Care Centre*
55 Woodstock Street
Tavistock, Ontario
Tel: 519-655-2420

Versa-Care Place, Tecumseh
1400 Banwell Road
Tecumseh, Ontario
Tel: 519-735-3204

Versa-Care Centre, Thunder Bay
135 South Vickers Street
Thunder Bay, Ontario
Tel: 807-623-9511

Pinewood Court
445 South James Street
Thunder Bay, Ontario
Tel: 807-577-1127

Harold & Grace Baker Centre*
1 Northwestern Avenue
Toronto, Ontario
Tel: 416-654-2889

Versa-Care Centre, Main St.
77 Main Street
Toronto, Ontario
Tel: 416-690-3001

Keele Lawrence Care Centre*
2175 Keele Street
Toronto, Ontario
Tel: 416-658-2030

Versa-Care Centre, Uxbridge*
130 Reach Street
Uxbridge, Ontario
Tel: 905-852-5281

Riverside Health Care Centre
6475 Wyandotte Street E.
Windsor, Ontario
Tel: 519-948-4054

Versa-Care Windsor Place
350 Dougall Avenue
Windsor, Ontario
Tel: 519-256-7868

Country Village Health Care Centre*
RR #2
Woodslee, Ontario
Tel: 519-839-4812

QUEBEC

Residence du Parc
33 Argyle Avenue
St. Lambert, Quebec
Tel: 450-465-1401

* managed facilities

UNITED STATES

Subacute Center of Bristol
23 Fair Street
Forestville, Connecticut
Tel: 860-589-2923

Brook Hollow Health Care Center
55 Kondracki Lane
Wallingford, Connecticut
Tel: 203-265-6771

Cedar Lane Rehabilitation and Health Care Center
128 Cedar Avenue
Waterbury, Connecticut
Tel: 203-757-9271

Fox Chase Rehabilitation and Nursing Center
2015 East West Highway
Silver Spring, Maryland
Tel: 301-587-2400

Renaissance Manor on Cabot
279 Cabot Street
Holyoke, Massachusetts
Tel: 413-536-3435

Renaissance Manor of Westfield
37 Feeding Hills Road
Westfield, Massachusetts
Tel: 413-568-2341

Rochester Manor
40 Whitehall Road
Rochester, New Hampshire
Tel: 603-332-7711

Park Manor Nursing Home
23 Park Place
Bloomfield, New Jersey
Tel: 973-743-7772

Hamilton Plaza Nursing Center
56 Hamilton Avenue
Passaic, New Jersey
Tel: 973-773-7070

Oakridge Rehabilitation and Nursing Center
261 Terhune Drive
Wayne Township, New Jersey
Tel: 973-835-3871

Rowan Court Health and Rehabilitation Center
378 Prospect Street
Barre, Vermont
Tel: 802-476-4166

Bennington Health and Rehabilitation Center
360 Dewey Street
Bennington, Vermont
Tel: 802-442-8525

Berlin Health and Rehabilitation Center
RR #3, Airport Road
Berlin, Vermont
Tel: 802-229-0308

Burlington Health and Rehabilitation Center
300 Pearl Street
Burlington, Vermont
Tel: 802-658-4200

Springfield Health and Rehabilitation Center
105 Chester Road
Springfield, Vermont
Tel: 802-885-5741

Redstone Villa Nursing Home
7 Forest Hills Drive
St. Albans, Vermont
Tel: 802-524-3498

St. Johnsbury Health and Rehabilitation Center
Hospital Drive
St. Johnsbury, Vermont
Tel: 802-748-8757

Iliff Nursing and Rehab Center
8000 Iliff Drive
Dunn Loring, Virginia
Tel: 703-660-1008

Linden Grove
400 – 29th Street N.E.
Puyallup, Washington
Tel: 253-840-4400

Orchard Park
4755 South 48th Street
Tacoma, Washington
Tel: 253-475-4611

941

OFFICERS

John Crow
Chairman

Barry Reichmann
President

George Kuhl
President, Operating Companies

David Beirnes
Chief Financial Officer

C. William Dillane
Chief Operating Officer

Frank Cerrone
Vice President, Legal Services

Patrick McCarthy
Vice President, Finance

TRANSFER AGENT

CIBC Mellon Trust Company
Tel: 416-643-5000
Toll Free: 1-800-387-0825

TORONTO STOCK EXCHANGE

Units: cpl.un
Convertible Debentures:
June 2000 – cpl.db
October 2000 – cpl.db.a

ANNUAL MEETING

The annual meeting will take place at 11:00 a.m. on May 8, 2001 at the Fairmont Royal York Hotel
100 Front St. West, Toronto
Confederation Room 4, Mezzanine Level

DISTRIBUTION REINVESTMENT PLAN

CPL Reit unitholders are able to have their monthly distributions reinvested in additional units of CPL Reit by taking advantage of the Trust's distribution reinvestment plan. Monthly distributions are automatically reinvested in additional CPL Reit Units without payment of any brokerage commissions. The price of Units purchased with such distributions will be 97% of the weighted average price at which Units of CPL Reit have traded on the TSE for the five trading days immediately preceding the distribution date.

For further information regarding CPL Reit's Distribution Plan, please contact:

Investor Relations
CPL Long Term Care Real Estate Investment Trust
614 Coronation Blvd., Suite 200
Cambridge, Ontario
N1R 3E8

Tel: 519-622-1840 Fax: 519-622-8884

950



CPL LONG TERM CARE
REAL ESTATE INVESTMENT TRUST

how to reach us

Office

614 Coronation Boulevard
Suite 200
Cambridge, Ontario
N1R 3E8
Tel: 519-622-1840
Fax: 519-622-8884

Investor Relations Contact

David Beirnes
Chief Financial Officer
Tel: 519-622-1840
E-mail: davidbeirnes@cplcanada.com

Web site: **www.cplreit.com**

RETIREMENT RESIDENCES

REAL ESTATE INVESTMENT TRUST

Retirement Residences Real Estate Investment Trust

INITIAL ANNUAL INFORMATION FORM
PURSUANT TO NATIONAL POLICY 44-101

October 19, 2001

953

TABLE OF CONTENTS

Page No.

STRUCTURE OF THE RETIREMENT REIT 1

GENERAL DEVELOPMENT OF THE BUSINESS 4

History of the Business *4*

Significant Acquisitions *4*

Trends and Changes *18*

THE BUSINESS OF THE RETIREMENT REIT 19

Objectives of the Retirement REIT *19*

Sources of Revenue *19*

The Industry *20*

Industry Dynamics *22*

Comparison of Retirement Homes to Multi-Family Housing and Nursing Homes in Canada *26*

Competition and the Retirement REIT's Competitive Advantages *27*

Strategies for Achieving Growth *29*

Acquisitions *34*

Growth from Other Services *36*

Management of the Retirement REIT and the Operator *37*

INFORMATION CONCERNING THE RETIREMENT REIT 40

Declaration of Trust and Description of Units *40*

Investment Guidelines and Operating Policies *40*

Distribution Policy *40*

Risk Factors *40*

SELECTED CONSOLIDATED FINANCIAL INFORMATION 40

MANAGEMENT'S DISCUSSION AND ANALYSIS 42

MARKET FOR SECURITIES 42

TRUSTEES AND KEY MANAGEMENT 43

General *43*

Conflicts of Interest *43*

ADDITIONAL INFORMATION 43

954

GLOSSARY OF TERMS

The following terms used in this annual information form have the meanings set out below. Unless the context otherwise requires, any reference in this annual information form to any agreement, instrument, indenture or other document shall mean such agreement, instrument, indenture or other document, as amended, supplemented and restated at any time and from time to time prior to the date hereof or in the future:

"**Affiliate**" has the meaning ascribed thereto in the *Securities Act* (Ontario).

"**Average Resident Occupancy**" means the daily total number of residents living in a Retirement Home, including private occupancy, semi-private occupancy and ward occupancy (three occupants to a suite) and also including spouses sharing a suite, during a period calculated as a daily average based on the number of days in the period.

"**BCC**" means Balanced Care Corporation, a public U.S. assisted living company.

"**Bonds**" means, collectively, the following bonds, which were assumed by the Retirement REIT and/or the Operator on or following the closing of the initial public offering of the Retirement REIT: the $12 million of 6.92% Secured Mortgage Bonds, Series A due September 27, 2002 issued by Vendorco on September 15, 1997, the $88 million of 7.31% Secured Mortgage Bonds, Series B due September 27, 2004 issued by Vendorco on September 15, 1997, the $15 million of 7.17% Secured Mortgage Bonds, Series C due September 27, 2004 issued by Vendorco on February 26, 1998 and the $23 million of 7.10% Secured Mortgage Bonds, Series D due September 27, 2004 issued by Vendorco on April 27, 1998 and any other Secured Mortgage Bonds which may from time to time be issued and outstanding under the Trust Indenture.

"**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

"**Canadian Properties**" means the 66 Retirement Homes located in Canada owned by the Retirement REIT or its Affiliates.

"**CHS**" means Centracare Health Services Ltd.

"**CMHC**" means Canada Mortgage and Housing Corporation and its successors.

"**Declaration of Trust**" means the declaration of trust dated as of December 28, 2000, governed by the laws of the Province of Ontario, pursuant to which the Retirement REIT was created.

"**Development Agreement**" means the agreement entered into between Developmentco and the Retirement REIT with respect to the development of Retirement Homes by Developmentco and the rights and obligations of the Retirement REIT to finance and acquire such Retirement Homes.

"**Developmentco**" means CPD LP, a limited partnership formed pursuant to the laws of the Province of Manitoba.

"**Developmentco Management Agreements**" means the three agreements between Vendorco and Developmentco whereby Developmentco agreed to provide management services to Vendorco in respect of Development Properties, Lease-Up Properties and Vendorco's property located in Thunder Bay, Ontario.

"**Development Properties**" means, collectively, all Retirement Homes developed by Developmentco from time to time.

955

"**Distributable Income**" means net income of the Retirement REIT and its consolidated Subsidiaries or generated by a Property, as determined in accordance with GAAP, subject to certain adjustments as set out in the Declaration of Trust, including adding back depreciation, amortization of licenses and goodwill to the computation and excluding any gains or losses on the disposition of any asset and any other adjustments determined by a majority of the Trustees in their discretion. Distributable Income shall include all distributable income received by the Retirement REIT and its Subsidiaries from the Nursing REIT Units it holds, whether such distributions constitute income, return of capital, depreciation or amortization.

"**Distribution Date**" means with respect to a distribution by the Retirement REIT: (i) a Business Day determined by the Trustees for any calendar month other than December, on or about the 15th day of the following month; and (ii) for December, December 31.

"**Fiscal Year**" means, unless expressly provided otherwise, a fiscal year of the Retirement REIT, ending on December 31st of the applicable year.

"**GAAP**" means generally accepted accounting principles in Canada including, among other things, Recommended Accounting Practices for Real Estate Investment and Development Companies issued by the Canadian Institute of Public and Private Real Estate Companies. Except as otherwise specified, all accounting terms used in this prospectus shall be construed in accordance with GAAP.

"**GP**" means Retirement Residences Genpar Inc., a wholly-owned subsidiary of the Retirement REIT which, as the general partner of the Operator, manages and controls the Operator.

"**Gross Book Value**" means, at any time, the book value of the assets of the Retirement REIT and its consolidated Subsidiaries, as shown on its then most recent consolidated balance sheet (or if approved by a majority of the Trustees at any time, the appraised value thereof), plus the amount of accumulated depreciation and amortization shown thereon or in the notes thereto.

"**Gross Revenue of a Home**" means revenue from all sources relating to such Retirement Home, including but not limited to residential rents and special care, laundry, beauty salon, vending and any other ancillary services to residents.

"**Home Healthcare Business**" means the business of the provision of home healthcare services in the Provinces of Québec, Ontario, Manitoba and Alberta by CHS (or, following the amalgamation of CHS, RRI) under the trade name Central Health Services.

"**Initial Development Properties**" means three Development Properties known as Eau Claire, McKenzie Towne and Claremont/Mount Pleasant.

"***Initial Lease-Up Properties***" means four Lease-Up Properties known as Colonel By, Kingsway, Meadowlands and Riverbend.

"**Lease-Up**" means the period of time from the opening of a newly developed Retirement Home to the earlier of the time that it achieves Stabilization or the end of its projected fill-up period, typically from 18 to 36 months.

"**Lease-Up Properties**" means, collectively, all Retirement Homes in Lease-Up.

"**Limited Partnership Agreement**" means the limited partnership agreement in respect of the Operator between GP and the Retirement REIT, as the initial limited partner.

"**Maximum Capacity**" means the maximum number of residents that could reasonably be accommodated in a Retirement Home based on the physical room sizes and number of suites.

"**Non-Recourse Debt**" means a loan that restricts the lender's recourse to the security of the asset(s) securing the loan.

"**Nursing Home**" means a residence for adults who are in need of a higher level of attendant care than that provided by a Retirement Home, including nursing and sub-acute care, for either physical and/or mental needs. Nursing Homes are licensed facilities which are generally referred to as nursing homes or long-term care facilities in Canada and skilled nursing facilities in the United States.

"**Nursing REIT**" means CPL Long Term Care Real Estate Investment Trust, a publicly traded real estate investment trust listed on the TSE, and, unless the context otherwise requires, its Subsidiaries.

"**Nursing REIT Advisory Agreement**" means the agreement dated May 5, 1997 between Vendorco and the Nursing REIT.

"**Nursing REIT Management Agreements**" means collectively, the management agreement dated April 24, 1997 between Vendorco and Central Care Corporation, the management agreement dated October 8, 1997 between Vendorco and Versa-Care Limited, the management agreement dated February 18, 1998 between Vendorco and Preferred Care Corporation, the management agreement dated April 9, 1998 between Vendorco and CPL (Delaware) LLC, the management agreement dated July 7, 1998 between Vendorco and Huronia Nursing Home Limited, the management agreement dated July 7, 1998 between Vendorco and 1261628 Ontario Limited, the management agreement dated March 31, 1999 between Vendorco and CPL Subacute LLC and the management agreement dated June 30, 1999 between Vendorco and Preferred Care Corporation.

"**Nursing REIT Management Business**" means the business of providing advisory and management services to the Nursing REIT.

"**Nursing REIT Units**" means units in the capital of the Nursing REIT.

"**Operator**" means Retirement Residences Operations (REIT) LP, a limited partnership formed under the laws of the Province of Manitoba, and its direct and indirect Subsidiaries.

"**Operator Class A Units**" means the Class A Units in the capital of the Operator.

"**Operator Class B Exchangeable Units**" means the Class B Units in the capital of the Operator.

"**Oregon Properties**" means the eight Retirement Homes located in the State of Oregon in the United States owned by Sun Holdings Corp. or its Affiliates.

"**Other Development Properties**" means seven Development Properties known as Aylmer, Kamloops, Regina, Kenny's Pond, Sturgeon Creek #1, Sturgeon Creek #2 and Loyalist Parkway.

"**Other Lease-Up Properties**" means the three Lease-Up Properties known as Dorchester/Kelowna, Portsmouth/Tuxedo and Waldorf II.

"**Properties**" means, collectively, the Canadian Properties and the Oregon Properties.

"**Property Mortgages**" means all mortgages by which the Retirement REIT and/or any of its Subsidiaries are bound, together with any replacement and other mortgages secured by the Properties.

"**Purchase Bond**" means the unsecured interest-bearing participating bond issued by the Operator to the Retirement REIT on closing of the Retirement REIT's initial public offering, payable on December 31, 2031.

"**Retirement Home**" means an adult living facility housing seniors that provides a range of services (e.g., meals, housekeeping and activities), amenities (e.g., dining rooms, beauty salons and lounges) and care (e.g., nursing supervision, medication administration and bathing), from independent to assisted living.

"**Retirement Home Business**" means the business, operating assets and current liabilities acquired and assumed by the Operator from Vendorco consisting of the operation and management of Retirement Homes located in Canada and the provision of administrative services to Developmentco.

"**Retirement REIT**" means Retirement Residences Real Estate Investment Trust, excluding any of its Subsidiaries unless otherwise expressly indicated.

"**RRI**" means Retirement Residences Inc., a Subsidiary of the Retirement REIT, formed upon the amalgamation of RRI and CHS.

"**Stabilization**" means, in reference to a particular Retirement Home, that the Retirement Home has had an average occupancy percentage of 95% or greater during the previous month.

"**Subacute Management Agreement**" means the management agreement dated March 31, 1999 between Vendorco and CPL Subacute LLC, which is held by RRI.

"**Subsidiary**" includes, with respect to any person, company, partnership, limited partnership, trust, or other entity, any company, partnership, limited partnership, trust or other entity controlled by such person, company or entity.

"**Tax Act**" means the *Income Tax Act* (Canada), as amended.

"**Trust Indenture**" means the deed of trust and mortgage made between Vendorco and CIBC Mellon Trust Company, as trustee, as of September 15, 1997, and constituting, among other things, a fixed and specific mortgage and charge over 32 of the Canadian Properties.

"**Trustees**" means the trustees of the Retirement REIT, and "**Trustee**" means any one of them.

"**TSE**" means The Toronto Stock Exchange.

"**Unitholder**" means a holder of Units.

"**Units**" means the units of the Retirement REIT.

"**Vendorco**" means the corporation formed by the amalgamation of Central Park Lodges Ltd. and Central Park Lodges Inc. and includes each of its predecessor entities.

"**Vendors**" means, collectively, Vendorco and those of its Affiliates, direct and indirect shareholders and other related parties that received Units or Operator Class B Exchangeable Units on closing of the initial public offering of the Retirement REIT.

INITIAL ANNUAL INFORMATION FORM

RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST

STRUCTURE OF THE RETIREMENT REIT

The Retirement REIT is an unincorporated closed-end investment trust created by the Declaration of Trust and governed by the laws of the Province of Ontario. The objectives of the Retirement REIT are to generate stable and growing Distributable Income and to maximize Unit value through (i) the efficient management of a portfolio of Retirement Home properties and related businesses, and (ii) accretive acquisitions of additional properties and Stabilized developments, primarily in Canada. The head office of the Retirement REIT is located at 175 Bloor Street East, South Tower, 6th Floor, Toronto, Ontario, M4W 3R8.

The Retirement REIT and its Subsidiaries were formed primarily to acquire from Vendorco the Properties, the Retirement Home Business, the Home Healthcare Business, the Nursing REIT Management Business and 852,045 Nursing REIT Units. The Retirement REIT is a limited partner of the Operator, and holds all of the issued and outstanding Operator Class A Units. GP, a wholly-owned Subsidiary of the Retirement REIT, is the only general partner. The Retirement REIT also holds the Purchase Bond for the principal amount of $57 million, which is an unsecured, interest-bearing participating bond with a 30-year term issued by the Operator.

Through its interest in GP and its ownership of Operator Class A Units, as well as through the payment of interest on the Purchase Bond, the Retirement REIT is entitled to receive substantially all of the profits of the Operator's businesses, being the Retirement Home Business and the Nursing REIT Management Business. The Operator Class A Units are entitled to receive 98.99% of the profits of the Operator's businesses and GP is entitled to receive 0.01% of the profits of the Operator's businesses. Interest on the Purchase Bond is payable monthly, in arrears, by the Operator to the Retirement REIT and a Subsidiary, calculated on a formula basis on the first day of March of each calendar year.

Vendorco holds, directly or indirectly, all of the issued and outstanding Operator Class B Exchangeable Units. The Operator Class B Exchangeable Units represent the economic entitlement associated with the Units owned by the Operator. Operator Class B Exchangeable Units are entitled to receive 1% of the profits of the Operator's businesses, as well as distributions equal to all distributions received by the Operator on the Units held by it. The Operator Class B Exchangeable Units are exchangeable, at the option of the holder and subject to certain conditions, for the Units held by the Operator and are entitled to receive from time to time, at the holder's option, a distribution or distributions of all or any portion of such Units. The Limited Partnership Agreement provides that all taxable income derived by the Operator from Units, including any gain arising as a result of the exercise by a holder of Operator Class B Exchangeable Units of its exchange right, is allocated to the Operator Class B Exchangeable Units, and that all other taxable income of the Operator (other than in respect of the 1% profit entitlement of the Operator Class B Exchangeable Units is allocated to the Operator Class A Units.

Holders of the Operator Class B Exchangeable Units have customary limited partner approval rights with respect to matters governing the limited partnership, including:

(a) any breach of the Limited Partnership Agreement;

(b) replacement of the general partner or admission of a new limited partner; and

(c) any change in the restrictions contained in the Limited Partnership Agreement with respect to certain matters, including:

   (i) business purpose and permitted activities of the Operator;

   (ii) borrowing and pledging assets of the Operator; and

   (iii) permitted investments by the Operator.

In addition, except where the Operator is voting on the election of a slate of trustees proposed by the board of trustees of the Retirement REIT, the Operator is required to first obtain the written consent of the holders of a majority of the Operator Class B Exchangeable Units before voting (or, unless required by law, abstaining from voting) the Units held by the Operator inconsistently with the vote or stated position of a majority of the Vendors' appointees on the board of trustees of the Retirement REIT on the same or similar matter.

The following chart sets forth the material subsidiaries of the Retirement REIT as at October 1, 2001, their jurisdiction of incorporation, continuance or organization and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Retirement REIT. Those subsidiaries not included in the chart represent, in the aggregate, less than 20% of the total consolidated sales and operating revenue and less than 20% of total consolidated assets of the Retirement REIT. Of the subsidiaries not listed, none has total assets which constitute more than 10% of the Retirement REIT's consolidated assets or consolidated sales and operating revenue.


RETIREMENT RESIDENCES
REAL ESTATE INVESTMENT TRUST
(Ontario Trust)
(the "Retirement REIT")
Owns 66 Retirement Homes in Canada and 852,045 Nursing REIT Units
100%
500,000 Common Shares
100,000 Class A Operator Units
100%
500,000 Common Shares (12.5%)
Retirement Residences Genpar Inc.
(Ontario)
("GP")
Employer of employees of the Operator
General Partner
3,500,000 Common Shares (87.5%)
Retirement Residences Inc.
(Ontario Corporation)
("RRI")
Operates the Home Healthcare Business
Retirement Residences Operations (REIT) LP(1)
(Manitoba Limited Partnership)
(the "Operator")
Operates 65 Retirement Homes in Canada owned by the Retirement REIT and manages three Retirement Homes in Canada owned by third parties
Provides management and advisory services to the Nursing REIT and manages Development Properties and Lease-Up Properties for Developmentco and Vendorco
100%
Sun Holdings Corp.
(Oregon Corporation)
Indirectly owns eight Retirement Homes in the State of Oregon
Key
Trust
Limited Partnership
Corporation

Note:

(1) The Operator has 100,000 Operator Class A Units and 3.0 million Operator Class B Exchangeable Units issued and outstanding. Through its ownership of all of the issued and outstanding Operator Class A Units, the interest payments on the Purchase Bond and its 100% interest in GP, the Retirement REIT is entitled to receive 99% of the profits of the Operator's businesses. Vendorco, through its direct and indirect ownership of all of the issued and outstanding Operator Class B Exchangeable Units, is entitled to receive 1% of the profits of the Operator's businesses.

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Business

The Retirement REIT was created on December 28, 2000. Prior to its creation, the business of the Retirement REIT was conducted by Vendorco. Vendorco was originally established in 1961 by Granite Holdings of Canada Ltd. which operated a chain of privately-owned Nursing and Retirement Homes under its own name until 1969 when it was acquired by Trizec Corporation Ltd. (which later became TrizecHahn Corporation). Between 1969 and 1990, additional Nursing and Retirement Home properties were acquired. During this period, Vendorco also established a home healthcare division (operated by CHS) to provide staffing and companion services to seniors, the disabled and the chronically ill. At the end of 1990, the business consisted of 14 Retirement Homes and 11 Nursing Homes located in five provinces across Canada, together with the Home Healthcare Business. In September 1994, the families of Messrs. Paul Reichmann, Barry Reichmann and Lawrence Koenig purchased 70%, and the family of George Kuhl purchased 30%, of Vendorco from Trizec Corporation Ltd.

A management team with experience and expertise in healthcare, operations, finance and value creation was assembled in 1994. The management team focused its efforts on streamlining operations, instituting programs of cost control and increasing occupancies and revenues through extensive networking and marketing programs. Through these efforts, net operating income of the originally acquired 13 Vendorco Retirement Homes has increased significantly since 1994. This same focus and strategy has been applied to acquisitions once they became part of the Vendorco portfolio.

After establishing and implementing its operating procedures, management shifted its attention to strategic growth. Since 1996, 61 properties consisting of 5,112 suites were acquired and integrated into the Vendorco portfolio. The capital for the expansion program was provided through the judicious use of mortgage financing, bank leverage and shareholders' injection of funds. Vendorco has focused its acquisition program primarily on Canada, although it has made limited acquisitions in the United States. The only U.S. properties acquired by the Retirement REIT from Vendorco are the Oregon Properties, which were acquired through RRI.

In May 1997, Vendorco sold 12 Nursing Homes and the related operations to the Nursing REIT on the initial public offering of the Nursing REIT. The Nursing REIT is a publicly traded real estate investment trust listed on the TSE. The decision to create the Nursing REIT was a strategic decision in order to achieve several objectives: (i) to separate the Retirement Home Business from the Nursing Home business; (ii) to allow the Nursing REIT to increase its capital base to expand its penetration of the long-term care sector; and (iii) to allow the Nursing REIT to access the public markets for funds to make additional purchases of Nursing Homes, while freeing up Vendorco's private capital to grow the Retirement Home Business. Vendorco entered into the Nursing REIT Advisory Agreement and the Nursing REIT Management Agreements and purchased 852,045 Nursing REIT Units upon the initial public offering of the Nursing REIT (10% of those outstanding at the time and which were purchased by the Retirement REIT on closing of the initial public offering of the Retirement REIT).

Significant Acquisitions

On closing of the initial public offering of the Retirement REIT, the Retirement REIT acquired the Canadian Properties and 852,045 Nursing REIT Units, RRI indirectly acquired the Home Healthcare Business, the Oregon Properties and the Subacute Management Agreement and the Operator acquired the Retirement Home Business and the Nursing REIT Management Business.

Acquisitions by the Retirement REIT

The Retirement REIT acquired the Canadian Properties and 852,045 Nursing REIT Units for an aggregate purchase price of $671.4 million and $11.9 million, respectively. The purchase price of the Canadian Properties and the Nursing REIT Units consisted of $159.0 million in cash; $433.0 million by the Retirement REIT assuming the mortgagor's obligations under the Bonds and under the mortgages on the Canadian Properties; and the balance by the issuance of 9.1 million Units to Vendorco.

(a) Overview of Properties

The following table summarizes the overall number of suites, total of Average Resident Occupancy and existing mortgage indebtedness with respect to the Canadian Properties and the Oregon Properties as of March 31, 2001:

Selected Information Concerning the Properties[(1)]

Number of income producing Properties	73
Number of properties in Lease-Up	1
Total Average Resident Occupancy	6,946
Average number of suites per Property	90
Average Resident Occupancy Percentage[(2)]	93%
Total indebtedness under property specific mortgages and Bonds[(5)]	$481,801
Weighted average interest rate on property specific mortgages and Bonds	7.3%
	Principal Amount[(3)(5)]
Principal mortgage debt and Bond repayments are due as follows:	
2001	$42,607[(4)]
2002	$55,385
2003	$64,450
2004	$142,268
2005	$39,679
2006	$30,364
Thereafter	$107,048

Notes:

(1) Excluding three managed Properties.

(2) Average Resident Occupancy Percentage is the percentage of the Average Resident Occupancy of a Retirement Home for the year ended September 30, 2000 (or the period from date of acquisition to September 30, 2000, for those facilities acquired during the year) divided by the total number of residents that could reasonably have been expected to occupy the Retirement Home at September 30, 2000 (a total of the actual occupancy at September 30, 2000 plus an estimate of additional residents that could potentially have occupied vacancies).

(3) In each case, for the 12-month period ending on December 31 of the particular year. Principal repayments in any year include both the amount of amortized mortgage principal payments and the balance of mortgages maturing in the year.

(4) $21.1 million of mortgages that were due in 2001 and were renewed subsequent to October 1, 2000 have been excluded from the 2001 balance and payments are reflected in the periods that they are now due.

(5) Amounts shown in thousands.

The Properties are located both in urban and suburban centres, and usually are close to shopping malls, transportation linkages, medical centres and other necessary amenities. Building sizes range from 20 to 229 suites, with an average number of suites per Retirement Home of 90. Construction type varies, but typically consists of reinforced concrete and concrete foundation, brick exterior walls, plaster and drywall interiors. Alternatively, exterior construction may be wood frame with stucco or brick walls. The grounds of each building are fully landscaped with walkways and appropriate shrubbery and flowers.

The interior of a Retirement Home varies from Property to Property but typically includes an attractive lobby, full-service dining suites, a modern and fully-equipped kitchen, beauty salons, television lounges, sitting areas, activity suites, smoking lounges, administration offices and medical and nursing offices. Generally, areas are decorated and furnished with wall-to-wall carpeting, wall finishes and appropriate lighting. Types of resident suites include private singles, deluxe suites and one-bedroom and two-bedroom suites. A typical suite offers a nurse call system, a private bathroom, lockable doors and window exposure. In addition, many suites have individual climate control. Residents of private suites are encouraged to bring their own furniture in order to create surroundings with which they are familiar.

The summary of the Properties, by number, occupancy and percentage of book value is shown in the following table:

Summary of Properties, Lease-Up Properties and Development Properties

	Number of Properties	Average Resident Occupancy[1]	Percentage of Pro Forma Book Value[2]
THE RETIREMENT REIT			
Income Producing Retirement Homes[3]			
Canada	65	6,616	91.4%
United States	8	330	7.0%
Subtotal	73	6,946	98.4%
Properties Under Development			
Canada — owned by the Retirement REIT[4]	1	112	1.6%
Subtotal	74[5]	7,058	100%
VENDORCO/DEVELOPMENTCO			
Properties under Development			
Canada — Lease-Up Properties owned by Vendorco[6]	6	789	N/A
Canada — Development Properties owned by Developmentco	10	N/A	N/A
Subtotal	16	789	N/A
Total	90	7,847	100%

Notes:

(1) Based on the Average Resident Occupancy of the Retirement Homes for the year ended September 30, 2000 and expected number of suites for Properties Under Development.

(2) Pro forma book value is calculated as at March 31, 2001, after giving effect to the initial public offering of the Retirement REIT and other transactions described under "Use of Proceeds".

(3) Acquired by the Retirement REIT directly and through Subsidiaries on the closing of its initial public offering.

(4) Represents the Waldorf II Property which was acquired by the Retirement REIT immediately following closing of its initial public offering.

(5) Does not include three managed Retirement Homes.

(6) Four Lease-Up Properties are to be acquired by the Retirement REIT on reaching Stabilization. One such Property reached Stabilization subsequent to the end of the second quarter of 2001, with Stabilization expected to be reached by the remaining three Properties over the first half of 2002.

(b) Description of the Properties

The following table provides information regarding the municipal address, the year of construction (and the year(s) of any major renovations), the number of suites and the Average Resident Occupancy, together with historical occupancy rates, of each of the Properties (other than the Lease-Up Properties and the Development Properties).

Summary of the Canadian Properties

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy(1)	Average Resident Occupancy Percentage %(1)
Canadian Properties					
Arnprior Villa	15 Arthur Street, Arnprior, Ontario	1991 (1995)	81	79	98
Blue Mountain Manor	236 Weir Street, Stayner, Ontario	1985	52	56	98
Bough Beeches(2)	1130 Bough Beeches Blvd., Mississauga, Ontario	1985	100	131	99
Bradgate Arms(3)(8)	52-54 Foxbar Road, Toronto, Ontario	circa 1900 (1983)	87	76	86
Briargate Retirement Living Centre	4567 Bath Road, Amherstview, Ontario	c. 1975 (1990)	71	83	94
Bridlewood Manor	1026 Bridlewood Drive, Brockville, Ontario	1996	67	68	91
Brookside/Hilltop(2)(6)	980-1000 Elgin Mills Road, Richmond Hill, Ontario	1974	90	137	100
Brunet Residence	100 Boul. Cite des Jeunes, Hull, Québec	1989 (1993)	69	68	97
Cedarcroft Oshawa	649 King Street East, Oshawa, Ontario	1990	80	101	98
Centennial(2)	25 Centennial Park Road, Etobicoke, Ontario	1980	47	51	100
Charlotte Villa(2)	120 Darling Street, Brantford, Ontario	1974 (1995)	77	77	94
College(2)(6)	166 College Street, Guelph, Ontario	1974	33	57	95
Constitution(2)(6)	3051 Constitution Blvd., Mississauga, Ontario	1976	53	76	99
The Edgemont	80 Edenwold Drive N.W., Calgary, Alberta	1997	124	129	97
The Edinburgh(2)(6)	10 Vaughan Street, Ottawa, Ontario	1987	66	68	100
Elmsmere	889 Elmsmere, Gloucester, Ontario	1988	57	57	100
Fergus(2)(6)	164-168 Fergus Avenue, Kitchener, Ontario	1980	50	78	97
Fieldgate(2)	20 Fieldgate Street, Kitchener, Ontario	1988	90	132	99
Frontenac, Residence	79 Rue Frontenac, Hull, Québec	1989	93	99	97
Hamilton(2)	35 Arkledun Avenue, Hamilton, Ontario	1965 (1996)	70	67	87
Hampton Court(6)	49 Albert Street, Southampton, Ontario	circa 1885 (circa 1953, 1987/99)	33	29	79
Kanata(2)(6)	145 Castlefrank Road, Kanata, Ontario	1987	64	91	98

965

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy[1]	Average Resident Occupancy Percentage %[1]
King Gardens	85 King Street East, Mississauga, Ontario	1990	155	163	97
Levis (Les Maronniers)....................	22 Charles-Edouard, Levis, Québec	1988	156	185	100
Livingston Lodge[2][6].....	65-81 Livingston Road, Scarborough, Ontario	1970	92	103	96
London[2]........................	279 Horton Street, London, Ontario	1965 (1996)	87	77	85
London (Meadowcroft)................	760 Horizon Drive, London, Ontario	1990	75	86	98
The Loyalist[2][6]	190 King Street, St. Catharines, Ontario	1987 (1997)	116	106	80
Lundy Manor[2]	7860 Lundy's Lane, Niagara Falls, Ontario	1992	101	99	94
Manoir Montefiore[6]......	5885 Cavendish Blvd., Cote St-Luc, Québec	1988 (1998/00)	134	144	97
Ogilvie Villa...................	1345 Ogilvie Road, Gloucester, Ontario	1995	64	66	99
Ottawa #1[2]....................	2374 Carling Avenue, Ottawa, Ontario	1965 (1996)	103	98	90
Ottawa #2[2]....................	2370 Carling Avenue, Ottawa, Ontario	1974 (1996)	141	131	90
Pine Villa[2][6]	1035 Eglinton Ave., West, Toronto, Ontario	1950 (1980/96)	76	76	99
Queens Drive #1[2]	265 Queens Drive, Toronto, Ontario	1967 (1996)	112	103	85
Queens Drive #2[2]	303 Queens Drive, Toronto, Ontario	1973 (1996)	157	151	91
Queenswood Villa..........	370 Kennedy Lane, Orleans, Ontario	1992	63	56	88
The Renoir[2]	9229-16th Street S.W., Calgary, Alberta	1988 (1996)	141	138	94
Residence on Garrison[6]	373 Garrison Road Fort Erie, Ontario	1987	80	71	77
Residence on King[6]	750 King Street, Midland, Ontario	1987	80	90	82
Residence on William[6]	140 William Street, Lindsay, Ontario	1987	80	96	87
The Village, Ridgetown[3]..................	9 Myrtle Street, Ridgetown, Ontario	1983 (1985)	81	102	81
Robertson House[6].........	1 Mill Hill Road, Nepean, Ontario	1988	114	107	92
Rowanwood[2][6]	R.R. #3, Utterson, Ontario	1973 (1987/90)	61	75	97
Sainte-Foy (La Roseraie)	825 rue Arthur-Rousseau, Sainte-Foy, Québec	1987	229	228	93
Sandy Hill Retirement Residence[2][6][7].............	353 and 365-367 Friel St., Ottawa, Ontario, and 301 Laurier Avenue East Ottawa, Ontario	1906 (1930/79/98)	63	59	93
Scenic Acres...................	150 Scotia Landing NW, Calgary, Alberta	1998	123	123	93
Spadina Road[2].............	123 Spadina Road, Toronto, Ontario	1971 (1995/96)	102	95	89

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy[1]	Average Resident Occupancy Percentage %[1]
Sterling Place[2][6]	2716 Richmond Road, Ottawa, Ontario	1900 (1960/97)	117	107	89
Stittsville Retirement Community	1340-1354 Main Street, Stittsville, Ontario	1996/1997	114	116	99
St. Lawrence Place	181 Ontario Street, Kingston, Ontario	1986	72	73	95
Stone Lodge[2]	165 Cole Road, Guelph, Ontario	1989	102	129	96
Telfer Place[3]	245 Grand River St., North, Paris, Ontario	1985	200	237	100
Terrace Gardens[2][6]	3705 Bathurst Street, North York, Ontario	1985 (1996)	64	81	89
Thorncliffe #1[2]	10 William Morgan Drive, East York, Ontario	1965 (1981/92/96)	220	214	93
Thorncliffe #2[2]	14 William Morgan Dr. E., York, Ontario	1967 (1996)	118	115	90
Trafalgar Lodge[6]	297-299 Randall Street, Oakville, Ontario	circa 1960 (1983/86)	73	72	98
Trillium Court[3]	550 Phillip Place, Kincardine, Ontario	1990	85	102	95
Vankleek Hill (Heritage Lodge)[6]	44-48 Wall Street, Vankleek Hill, Ontario	1987 (1990/93/96)	72	61	84
Victoria Place[2]	290 Queen Street South, Kitchener, Ontario	1964 (1972/96)	92	83	82
The Village Senior Community (Hanover) (four separate buildings)[3]	101-10th Street, Hanover, Ontario	1. 1917 (1954, 1969) 2. c.1952 3. 1979 4. c. 1981	224	248	92
Waldorf Adult Residence[5]	7400 chemin Cote-St-Luc, Montreal, Québec	1989	104	106	97
Windsor[2]	3387 Riverside Drive East, Windsor, Ontario	1971 (1997)	141	127	87
Woolwich Lodge[2][6][9]	385 Woolwich Street, Guelph, Ontario	1970 (1999)	20	30	72
York Mills[2]	1340 York Mills Road, Toronto, Ontario	1987	66	77	99
Subtotal			6,224	6,616	
Oregon Properties					
Bridgewood Rivers	1901 NW Hughwood, Roseburg, Oregon	1990	40	38	93
Deerfield Village	5770 SE Kellogg Creek Dr., Milwaukee, Oregon	1991	40	40	98
Emerald Valley	4550 W. Amazon Drive, Eugene, Oregon	1990	40	40	96
Inland Point	2290 Inland Drive, North Bend, Oregon	1995	50	53	98
Meadow Creek Village	3988 12th Street SE, Salem, Oregon	1992	44	42	97
Parkland Senior Estates[4]	3123-3161 Three Mile Lane, McMinnville, Oregon	2000	22	9	41
Parkland Village	3121 Three Mile Lane, McMinnville, Oregon	1996	50	50	92

Property	Municipal Address	Year Built (Year(s) of Major Additions or Renovations)	Number of Suites	Average Resident Occupancy[1]	Average Resident Occupancy Percentage %[1]
Spring Valley	770 Harlow Road, Springfield, Oregon	1994	51	58	99
Subtotal			337	330	
TOTAL INCOME-PRODUCING PROPERTIES			**6,561**	**6,946**	**93%**

Notes:

(1) In each case, the Average Resident Occupancy and Average Resident Occupancy percentage is for the 12-month period ending September 30, 2000 except for seven properties that were acquired during the year for which the amounts are for the period from date of acquisition to September 30, 2000 and three projects that were in Lease-Up during the period for which the amounts were computed for the month of September 2000. Acquisitions during the year consisted of Waldorf Adult Residence (November 1, 1999), Residence on King (December 1, 1999), Residence on William (December 1, 1999), Residence on Garrison (December 1, 1999), St. Lawrence Place (December 1, 1999), Blue Mountain Manor (December 1, 1999) and Briargate Retirement Living Centre (February 29, 2000). Lease-Up projects consisted of Scenic Acres and Sandy Hill which were development projects and Woolwich, which was being re-leased after being reconstructed following a fire in April 1999. Average Resident Occupancy exceeds the number of suites in some cases due to the inclusion of semi-private and ward occupancy and spouses sharing suites. Average Resident Occupancy percentage is the percentage of the Average Resident Occupancy divided by the total number of residents that could reasonably have been expected to occupy the Retirement Home at September 30, 2000 (a total of the actual occupancy at September 30, 2000 plus an estimate of additional residents that could potentially have occupied vacancies).

(2) Properties serving as security for the Bonds.

(3) These Properties contain a combined total of 195 licensed Nursing Home beds.

(4) Property consists of independent living cottages on which construction was completed in January 2000 and is currently in Lease-Up.

(5) Waldorf II is the second tower on the Waldorf Adult Residence complex. Waldorf II, which opened in March 2001, was acquired on closing of the Retirement REIT's initial public offering.

(6) These Retirement Homes have been renovated extensively since the date of construction or purchase.

(7) Eight additional suites were added to this Retirement Home subsequent to the Retirement REIT's initial public offering.

(8) When purchased in January 1999, Bradgate Arms was run as a combined hotel/retirement building. As of January 1, 2001, it has been converted to a full Retirement Home. Average Resident Occupancy Percentage of Bradgate Arms is expected to reach the average of the other Properties.

(9) Woolwich Lodge was sold subsequent to the initial public offering of the Retirement REIT.

(c) Lease-Up Properties

The Retirement REIT has the option (or, in certain circumstances, the obligation) to purchase each of the Initial Lease-Up Properties (individually or collectively from time to time) upon Stabilization of such property. Before March 31, 2002, the Retirement REIT is obliged to purchase any Initial Lease-Up Property that reaches Stabilization. On or after March 31, 2002, the Retirement REIT is obliged to purchase any Initial Lease-Up Property that achieves Stabilization if, at the time of the purchase, the property would be an Accretive Property[1]. The purchase price for each of the Initial Lease-Up Properties will be equal to the sum of: (i) 8.1 times projected annual contribution to Distributable Income from such property payable in cash; and (ii) the debt on that property (not exceeding 70% of the purchase price), which will be assumed by the Retirement REIT. The Retirement REIT maintains available borrowing capacity to fund the cash portion of the purchase price for the Initial Lease-Up Properties by borrowing. Subsequent to the end of the second quarter of the 2001 Fiscal Year, Retirement REIT received formal notice that one of the Initial Lease-Up Projects, known as the Colonel By Retirement Residence, had reached Stabilization, with an average occupancy rate for the month of June 2001 of 95% or greater. As a result, Retirement REIT will exercise its option to acquire this property for approximately $30 million during 2001.

The Retirement REIT also has the option (or the obligation if the property would be an Accretive Property at the time of purchase) to purchase each of the Other Lease-Up Properties (individually or collectively from time to time) upon Stabilization of such property. The purchase price for each of the Other Lease-Up

1 See definition under "Strategies for Achieving Growth — The Development Program — Purchase of Development Properties."

Properties will be equal to the fair market value of such property and will be payable by the assumption of the debt on that property (subject to compliance with the Declaration of Trust), with the balance payable in cash or Units at their then current market price (based on a 30 day average) at the option of the Retirement REIT. The Retirement REIT will use reasonable best efforts to pay such balance in cash by using available resources including accessing the public markets for equity. If fair market value is less than Vendorco's cost, Vendorco is not required to sell the property to the Retirement REIT and has the right to deal with the property, in its discretion, or sell it to a third party, subject to giving the Retirement REIT a right of first offer to purchase the property, provided that if Vendorco wishes to sell the property at a price lower than the offer price that the Retirement REIT rejected, Vendorco must first re-offer the property to the Retirement REIT, but shall not bring an offer to the Retirement REIT more than once in any 90-day period unless it gives the Retirement REIT a right of first refusal on a third party offer.

The Other Lease-Up Properties include Waldorf II, which, since it is located on the same parcel of land as the Waldorf Adult Residence, was transferred to the Retirement REIT on closing of its initial public offering for cost, subject to a price adjustment as if it were an Other Lease-Up Property. This Property is subject to a lease back to the Vendors until such adjustment is made, for rent equal to the sum of the initial distributable income yield on the equity issued and the debt service cost on the debt, in each case required to finance such cost on Closing.

The Operator manages and operates each Lease-Up Property under a management agreement and Vendorco pays a management fee to the Operator in cash (or at Vendorco's option, such fee is accrued until the property attains break-even cash flow after servicing first mortgage debt) equal to 4% of gross revenues (based on projected stabilized annual revenues excluding inflation) from such Lease-Up Property, payable monthly.

The following table provides information regarding the municipal address, the date of opening and the expected capacity of each of the Lease-Up Properties.

Summary of Lease-Up Properties

Property	Municipal Address	Date of Opening	Occupancy[(1)]	Expected Number of Suites
Initial Lease-Up Properties				
Colonel By	43 Aylmer Street, Ottawa, Ontario	September 1999	76	130
Kingsway	4251 Dundas Street W., Etobicoke, Ontario	October 1999	73	120
Meadowlands	223 Park Meadows Drive SE, Medicine Hat, Alberta	September 1999	50	132
Riverbend	103 Rabbit Hill Court NW, (Riverbend), Edmonton, Alberta	September 1999	67	135
Other Lease-Up Properties				
Dorchester/Kelowna	863 Leon Avenue, Kelowna, British Columbia	January 2000	30	145
Portsmouth/Tuxedo	125 Portsmouth Blvd., Winnipeg, Manitoba	August 2000	22	127
Subtotal:			318	789
Waldorf II	7400 Chemin Cote-St-Luc, Montreal, Québec	March 2001	—	112
Total:			**318**	**901**

Notes:
(1) Occupancy for Lease-Up Properties is the average for the month of December 2000.

(d) Assumed Mortgages

Of the Canadian Properties, 66 are subject to mortgages (the "Canadian Property Mortgages") which create first (and, in some cases, second) fixed and specific charges thereon and additional security interests on related personal property which are held by a variety of lenders, have a wide range of interest rates and have varying terms to maturity. Further, 32 of the Canadian Properties are subject to a fixed and specific charge which secures the Bonds pursuant to the Trust Indenture (the "Bond Security Properties"). The Bonds create a first charge on eight of the Bond Security Properties and a second charge on the balance of the Bond Security Properties.

Approximately 53% of the outstanding principal amount of the Canadian Property Mortgages at March 31, 2001, is insured by CMHC, an entity operated by the federal government under the *National Housing Act* (Canada) to provide mortgage insurance for residential real property loans. This insurance provides protection to lenders by guaranteeing payment of the outstanding loan, in the case of default by the borrower, during the entire amortization period of the loan and assists the borrower by reducing the cost of the loan to below conventional borrowing rates and facilitating refinancing, whether with a different lender or the same lender, as these loans are much sought-after by the investment community. The premium for CMHC insurance is charged to the borrower at the time the loan is initially funded and added to the amount of the insured mortgage and thus amortized along with the mortgage. The range of this premium depends on the level of loan to value as computed under CMHC's guidelines. For the level of loans typically obtained by Vendorco, and which the Retirement REIT also expects to obtain, which range from 75% to 85% of lending value, the rate of the insurance premium charged by CMHC is presently 3.25% to 5.5% of the principal balance insured. In addition, CMHC charges an underwriting fee of $100 per suite. Both the insurance premium and the underwriting fee are paid when a loan is first insured and cover the entire period of the insurance, typically 25 years, even when the loan has an earlier maturity date. These fees are not annual fees and are not payable for renewals on maturity before the expiration of the insurance period, provided there is no increase in the loan amount, or any extension of the insurance period.

The graph below provides an overview of the schedule of debt maturities for the Bonds and the Canadian Property Mortgages and indicates the division between CMHC-insured mortgages, mortgages which are not CMHC-insured but have recourse to the owner, and those that are Non-Recourse Debt.

Maturities of Mortgages and Bonds Payable[1][2]
(in thousands of dollars)



Notes:

(1) In each case, debt maturities are provided for the 12-month period ending on December 31 of the particular year. $21.1 million of mortgages that were due in 2001 and were renewed subsequent to October 1, 2000 have been excluded from the 2001 balance and are reflected in the periods in which they are now due.

(2) Non-Recourse Debt applies only to the Oregon Properties.

The following table summarizes the outstanding balances on the Property Mortgages and the respective interest rates and maturity dates for those mortgages:

Property Mortgages

Property	Balance Outstanding as at March 31, 2001 (Cdn.$ unless noted otherwise)	Interest Rate	Maturity Date	Outstanding Balance at Maturity (Cdn.$ unless noted otherwise)
Canadian Properties				
Arnprior Villa(2)	$2,324,902	7.03%	January 2007	$1,893,316
Blue Mountain Manor(4)(5)	4,092,000	6.00%	May 2001	4,092,000
Bough Beeches(2)(3)	5,063,347	7.00%	February 2003	4,820,299
Bradgate Arms	9,479,042	9.13%	March 2006	8,422,001
Briargate Retirement Living Centre(2)	5,351,394	6.80%	April 2019	2,459,781
Bridlewood Manor	4,397,294	7.26%	September 2004	4,110,269
Brookside/Hilltop(2)(3)	5,290,406	6.72%	July 2010	4,159,508
Brunet, Residence	2,093,299	8.38%	September 2001	2,072,135
Cedarcroft Oshawa(2)	6,588,647	6.65%	June 2018	3,802,996
Centennial(2)(3)	3,083,782	6.93%	January 2014	2,322,608
Charlotte Villa(3)	N/A	N/A	N/A	N/A
College(3)	1,693,127	7.20%	March 2003	1,474,576
Constitution(3)	N/A	N/A	N/A	N/A
The Edgemont	7,960,280	7.02%	March 2008	6,573,010
The Edinburgh(2)(3)	5,320,801	6.34%	March 2004	4,792,898
Elmsmere(2)	3,224,452	6.49%	January 2006	2,798,450
Fergus(2)(3)	2,098,654	6.06%	September 2002	2,003,350
Fieldgate(3)	N/A	N/A	N/A	N/A
Frontenac, Residence	3,207,432	6.85%	May 2004	2,890,017
Hamilton(2)(3)	3,026,095	7.63%	December 2003	2,872,006
Hampton Court(2)	1,240,179	7.07%	September 2009	997,616
Kanata(2)(3)	2,642,392	6.94%	January 2007	2,148,322
King Gardens	11,147,717	8.30%	March 2005	10,315,327
Levis (Les Maronniers)	7,438,905	8.70%	February 2010	6,650,858
Livingston Lodge(2)(3)	3,615,028	8.00%	May 2001	3,594,202
London (Meadowcroft)	6,422,930	7.06%	December 2003	5,866,480
London(2)(3)	3,929,331	7.63%	December 2003	3,729,248
The Loyalist(3)	N/A	N/A	N/A	N/A
Lundy Manor(3)	N/A	N/A	N/A	N/A
Manoir Montefiore	12,566,797	7.35%	January 2006	10,542,595
Ogilvie Villa(2)	2,406,121	7.20%	February 2005	1,947,880
Ottawa #1(2)(3)	6,209,797	7.63%	December 2003	5,893,593
Ottawa #2(2)(3)	7,861,945	7.63%	December 2003	7,461,614
Pine Villa(3)	3,393,184	7.00%	March 2002	3,272,748
Queens Drive #1(2)(3)	4,361,578	7.63%	December 2003	4,139,486
Queens Drive #2(2)(3)	6,657,147	7.63%	December 2003	6,318,164
Queenswood Villa(2)	1,586,587	7.20%	February 2005	1,275,725
The Renoir(3)	N/A	N/A	N/A	N/A
Residence on Garrison(4)(5)	3,507,000	6.00%	May 2001	3,507,000
Residence on King(4)	5,227,000	6.00%	May 2001	5,227,000
Residence on William(4)(5)	5,889,000	6.00%	May 2001	5,889,000
The Village, Ridgetown(2)	5,581,270	Prime +1.25%	July 2005	5,133,888
Robertson House	8,842,705	7.61%	May 2009	7,809,885

971

Property	Balance Outstanding as at March 31, 2001 (Cdn.$ unless noted otherwise)	Interest Rate	Maturity Date	Outstanding Balance at Maturity (Cdn.$ unless noted otherwise)
Rowanwood[2][3]	2,563,655	6.83%	October 2005	2,067,846
Sainte-Foy (La Roseraie)	9,918,541	8.70%	February 2010	8,867,812
Sandy Hill Retirement Residence	3,600,000	Prime + 1%	January 2002	3,600,000
Scenic Acres	9,244,706	7.39%	November 2005	8,312,186
Spadina Road[2][3]	6,589,615	6.55%	November 2006	5,566,117
Sterling Place[3]	N/A	N/A	N/A	N/A
Stittsville Retirement Community	5,127,433	7.96%	April 2003	4,782,537
St. Lawrence Place[4][5]	6,285,000	6.00%	May 2001	6,285,000
Stone Lodge[2][3]	4,534,720	6.00%	May 2008	3,651,094
Telfer Place[2]	9,438,047	6.39%	June 2002	9,004,109
Terrace Gardens[2][3]	3,200,732	6.09%	March 2009	2,537,719
Thorncliffe #1[3]	9,780,586	6.91%	June 2002	9,352,000
Thorncliffe #2[3]	6,336,598	6.91%	June 2002	6,058,928
Trafalgar Lodge[2]	4,453,305	7.00%	August 2002	4,326,141
Trillium Court	4,562,189	6.80%	April 2001	4,541,686
Vankleek Hill[2] (Heritage Lodge)	2,943,795	7.07%	September 2009	2,368,287
Victoria Place[2][3]	3,658,328	7.63%	December 2003	3,472,046
The Village Senior Community (Hanover)	7,477,950	7.46%	May 2005	6,608,889
Waldorf Adult Residence[2]	16,837,675	6.48%	November 2009	13,775,375
	488,826	6.57%	November 2009	387,197
Windsor[2][3]	8,495,577	7.63%	December 2003	8,062,981
Woolwich Lodge[3]	N/A	N/A	N/A	N/A
York Mills[2][3]	5,369,635	6.79%	July 2010	4,230,523
SUBTOTAL	$315,728,480			
Oregon Properties				
Bridgewood Rivers[1]	$1,814,950	8.63%	January 2021	$0
Emerald Valley[1]	1,985,940	8.63%	March 2030	0
Deerfield Village[1]	2,126,894	9.00%	September 2022	0
Inland Point[1]	3,075,021	7.55%	May 2027	0
Meadow Creek Village[1]	2,326,971	7.35%	October 2023	0
Parkland Village[1]	3,355,514	7.55%	March 2028	0
Parkland Senior Estates[1]	1,885,000	LIBOR + 3%	October 2001	1,885,000
Spring Valley[1]	2,145,039	7.35%	August 2024	0
Subtotal in U.S. Funds[1]	$18,715,329			
Canadian Equivalent of U.S. Funds	28,072,994			
TOTAL:	**$343,801,474**			

Notes:

(1) For all of the Oregon Properties mortgage dollar figures are quoted in U.S. currency. The Canadian equivalent of mortgages in U.S. Funds has been converted to Canadian funds at 1 U.S. dollar equals 1.5 Canadian dollars.

(2) Mortgages are CMHC insured.

(3) Security for Bonds.

(4) Approximately 52% of the principal amount of these mortgages is CMHC insured.

(5) In August 2001 these Properties were refinanced at a weighted average interest rate of 7.34% maturing August 2006.

Acquisitions by RRI

On closing of the initial public offering of the Retirement REIT, a wholly-owned Subsidiary of the Retirement REIT purchased (i) all of the outstanding shares of CHS, the owner of the Home Healthcare Business, from Vendorco for cash consideration of $2.5 million, and (ii) all of the outstanding shares in the capital of Sun Holdings Corp., the owner (through Subsidiaries) of the Oregon Properties, from Ameripark Holding Corp., a Subsidiary of Vendorco, for cash consideration of $20 million. The Subsidiary then amalgamated with CHS to continue as RRI. RRI also purchased the interest in the Subacute Management Agreement in exchange for common shares of RRI having a value of $3.5 million.

(a) The Home Healthcare Business

The Home Healthcare Business, operating under the trade name Central Health Services, provides healthcare personnel and support services to its owned and managed Retirement Homes, Nursing Homes and to the home healthcare market through both private pay and government funded contracts.

The majority of clients are over the age of 70 and require assistance with activities of daily living so that they may continue to live within their communities as they wish. Services are provided in the client's private residence, Retirement Home, Nursing Home or other appropriate environment. Clients of any age may also require a broad range of personal care assistance including skilled nursing care during recovery from an acute illness. RRI also supplies supplemental staffing or temporary help to hospitals and Nursing Homes that may be experiencing a shortage of skilled personnel.

The Home Healthcare Business is operated through branches in Ottawa, Toronto, Calgary, Winnipeg and Montreal and employs approximately 2,400 personnel. The Home Healthcare Business may be extended to other cities that the Retirement REIT believes would prove viable.

For the year ended September 30, 2000, approximately 38% of CHS' operating revenues were generated from the Retirement Home Business. Although residents of Retirement Homes are free to choose which outside agency is retained when they require additional services, the residents are encouraged to use the services provided through the Home Healthcare Business as their additional service provider. Similarly, the Home Healthcare Business represents a potential source of referrals to the other components of the Retirement Home Business.

(b) The Oregon Properties

The Oregon Properties consist of eight facilities with a total Average Resident Occupancy of 330 over the 2000 Fiscal Year. The average occupancy of the Oregon Properties is in excess of 93%.

Acquisitions by the Operator

On closing of the initial public offering of the Retirement REIT, the Operator acquired the Retirement Home Business, the Nursing REIT Management Business and Developmentco's interest in the Developmentco Management Agreements. Accordingly, the Retirement Home Business and Nursing REIT Management Business are operated directly by the Operator. The Operator is also the provider of management services under the Developmentco Management Agreements.

In connection with the transfer of the Nursing REIT Management Business to the Operator, the Operator agreed to waive (i) the management fee payable under the management agreement dated April 9, 1998 between Vendorco and CPL (Delaware) LLC and the advisory fee payable under the Nursing REIT Advisory Agreement with respect to the Nursing REIT's two Washington properties (collectively, the "Washington Fees") until April 9, 2008, provided that, if those Washington properties are disposed of by the Nursing REIT, any management

and advisory fees payable to the Operator with respect to properties acquired by the Nursing REIT following such disposition will be reduced by the amount of the Washington Fees (as of the time of the closing of the initial public offering of the Retirement REIT) that would otherwise have been payable from the time of such acquisition until April 9, 2008, and (ii) the incentive fee payable under the Nursing REIT Advisory Agreement until May 5, 2007.

(a) The Retirement Home Business

The Retirement Home Business consists of the operation of the 66 Retirement Homes in Canada owned by the Retirement REIT and the management of three Retirement Homes in Canada owned by third parties.

The Operator also owns an indirect 40% interest in Classic Care (Stonegate) Pharmacy, which is an institutional pharmacy business that provides prescription drugs to a number of Retirement Homes owned by the Retirement REIT and Nursing Homes owned by the Nursing REIT. Income from the Classic Care Pharmacy currently represents less than 1/10 of 1% of the revenues of the Operator.

(b) The Nursing REIT Management Business

The Operator conducts the Nursing REIT Management Business, which involves advising the Nursing REIT and managing 89 Nursing Homes, with aggregate licensed capacity of 9,373 beds in Canada and approximately 2,230 beds in the United States.

The Operator's role as advisor is to, among other things: (i) advise the Nursing REIT on major decisions, including proposed acquisitions, dispositions and financings; (ii) deal with investment dealers, financial institutions, brokers, consultants and other third party service providers; and (iii) supervise the maintenance of books and records and preparation of materials for Unitholders of the Nursing REIT. As manager, the Operator's role is to provide, among other things, overall guidance and supervision of: (i) the management and administration of the Nursing Homes to facilitate proper resident care and efficient operation; (ii) compliance with all regulatory requirements; and (iii) marketing, public relations, accounting, financial reporting, labour relations and group purchasing.

The Operator receives the following fees for its role in managing and advising the Nursing REIT:

- monthly management fees equal to 2.75% of gross revenue of the Nursing REIT's operating Subsidiaries;
- an annual advisory fee, payable quarterly, half in Nursing REIT Units, equal to 0.35% of the adjusted cost base of the Nursing REIT's assets;
- an acquisition fee of 0.65% of the cost of any property purchased by the Nursing REIT from a party other than a related party, payable on the closing of such purchase;
- a disposition fee of 0.25% of the total sale price of any property sold by the Nursing REIT to a party other than a related party, payable on the closing of such sale; and
- a financing co-ordination fee of 0.25% of the principal amount of any financing or refinancing arranged for the Nursing REIT from a party other than a related party (this fee does not apply to mortgages assumed by the Nursing REIT at the time of the acquisition of a new property).

Net fees (after direct expenses) from the Nursing REIT Management Business totalled approximately $7.1 million for the year ended September 30, 1998, approximately $6.9 million for the year ended September 30, 1999, and approximately $7.9 million for the year ended September 30, 2000.

Historical Schedule of Fees from the Nursing REIT Management Business

	1997(1)	1998(3)	1999(3)	2000(3)	3 Months Ended Dec. 31, 2000(4)	3 Months Ended Dec. 31, 1999(4)
			(in thousands of dollars)			
Management Fees(2)	$805	$4,191	$3,108	$4,361	$1,106	$1,046
Advisory Fees	241	1,489	1,914	2,633	778	602
Acquisition Fees	—	800	1,096	443	—	80
Incentive Fees	—	579	545	315	—	139
Finance Co-ordination Fees	—	14	225	108	—	—
Total Nursing REIT Fees earned(2)	$1,046	$7,073	$6,888	$7,860	$1,884	$1,867

Notes:

(1) For the period from the inception of the Nursing REIT on May 6, 1997 to September 30, 1997.

(2) Fees are presented net of directly attributable general and administrative expenses and do not include any allocation of indirect administrative costs.

(3) For the years ended September 30.

(4) Unaudited.

Pursuant to its acquisition of the Nursing REIT Management Business, the Operator assumed the rights and obligations of Vendorco, as manager and advisor under the Nursing REIT Management Agreements (excluding the Subacute Management Agreement which was transferred to, and assumed by, RRI) and the Nursing REIT Advisory Agreement. The operations of the Nursing REIT continue to be managed by a management team and administrative staff provided by the Operator and located at the Nursing REIT's Cambridge, Ontario office. This team is headed by Barry Reichmann as President of the Nursing REIT, George Kuhl as President of each of the operating companies of the Nursing REIT, C. William Dillane as Chief Operating Officer of the Nursing REIT and David Beirnes as Chief Financial Officer of the Nursing REIT. C. William Dillane is the Senior Vice President, Nursing Homes of GP and has been the Chief Operating Officer of the Nursing REIT since its initial public offering in May 1997. David Beirnes is an employee of GP and was appointed Chief Financial Officer of the Nursing REIT in January 2000. The Operator has licensed or sub-licensed the trademarks "CPL" and "Central Park Lodges" to the Nursing REIT's operating Subsidiaries. The Operator, as advisor to the Nursing REIT, is entitled to appoint a maximum of three trustees of the Nursing REIT. The Operator has appointed Messrs. Paul Reichmann, Barry Reichmann and George Kuhl as its nominees. Any one or more of the trustees so appointed may be changed at any time or from time to time by the Operator.

Each of the Nursing REIT Management Agreements and the Nursing REIT Advisory Agreement has an initial term of five years and will be automatically renewed for additional five year terms, subject to the Operator's consent or the consent of RRI in the case of the Subacute Management Agreement, on the same terms. In addition, on any renewal of a Nursing REIT Management Agreement, the management fee is adjusted to the greater of 2.75% and the then current market rate. The initial five year term of the Nursing REIT Advisory Agreement expires on May 5, 2002. The Nursing REIT Management Agreements each expire five years from the date of the acquisition of the applicable Nursing Homes under management.

The Nursing REIT may terminate the Nursing REIT Management Agreements and/or the Nursing REIT Advisory Agreement, on six months' notice to the Operator with the approval of not less than two-thirds of the independent trustees of the Nursing REIT and two-thirds of the votes cast at a meeting of the Nursing REIT's unitholders called for that purpose, provided that during the first 10 years of the term of these agreements, the Nursing REIT may not terminate any such agreement for financial advantage. In addition, these agreements may be terminated during their respective initial five year terms only if the Operator or its related parties collectively own less than 852,045 units in the capital of the Nursing REIT (representing 10% of the units in the capital of the Nursing REIT issued pursuant to the initial public offering of the Nursing REIT). The Nursing REIT may,

however, terminate the Nursing REIT Management Agreements and/or the Nursing REIT Advisory Agreement at any time on the occurrence of certain material events of default thereunder by the Operator or RRI, subject to certain cure periods.

As many of the Retirement Homes owned by the Retirement REIT are located in municipalities in which the Nursing REIT has Nursing Homes, the Operator benefits from synergies created by its role as manager of the Nursing REIT and the enhancement of its reputation. In addition, part of the Nursing REIT's business strategy is to grow its business by way of strategic acquisitions and selective new developments. This strategy has resulted in a significant and constant growth in the Nursing REIT. The table below reflects the growth in the Nursing REIT's operations to date. The Retirement REIT expects increased revenues from the Nursing REIT Management Business as the Nursing REIT continues to expand.

Historical Schedule of Financial Information Relating to the Nursing REIT

	As at December 31, 1997	As at December 31, 1998	As at December 31, 1999	As at September 30, 2000	Compound Annual Growth
Nursing Homes (owned and/or managed)	56	64	82	89	18%
Beds (owned and/or managed)	7,751	8,861	11,004	11,603	16%
Assets[1]	$440,145	$580,382	$774,100	$868,623	28%
Liabilities[1]	$253,697	$400,730	$539,765	$624,727	39%
Unitholders' Equity[1]	$186,448	$179,652	$234,335	$243,896	10%
Monthly Distribution Per Unit	$0.09	$0.135	$0.135	$0.135	16%

Note:
(1) In thousands of dollars.

Trends and Changes

Since the Retirement REIT commenced operations on April 11, 2001, the financial results have shown a nominal improvement over the forecasts set out in the Retirement REIT's final long form prospectus dated March 30, 2001. Specifically, the June 30, 2001 quarterly results reported a 1.9% improvement in Distributable Income over the prospectus forecast period.

The Retirement REIT faces both opportunities and uncertainties going forward. A softening of occupancy in certain of the Retirement REIT's Retirement Homes as a result of new facilities opening in its markets has resulted in lower revenue than expected. The Retirement REIT, however, has been able to offset the revenue decline through cost savings.

Upward pressure on wage costs remains an uncertainty for the Retirement REIT. With approximately 70% of its operating expenses related to employee expenses, the operating performance of the Retirement REIT can be significantly impacted by wage increases which are inconsistent with revenue growth.

The Retirement REIT has arranged a $50 million operating line of credit. The operating line provides the Retirement REIT with the financial resources to manage its operating cash flow and provide short term financing for mezzanine loans and facility purchases.

The Retirement REIT's business plan for the ensuing 12 months includes the anticipated purchase of four Lease-Up Properties currently owned by Vendorco. It is expected that the purchase of the first such

Property (Colonel By in Ottawa, Ontario) for a purchase price of approximately $30 million will close in 2001. The acquisition of these facilities are expected to be nominally accretive to the Retirement REIT.

On October 18, 2001, the Retirement REIT announced that its management was exploring the possibility of a business combination with the Nursing REIT. Such a transaction would result in a combined entity with a market capitalization in excess of $700 million, increased liquidity for Unitholders, greater access to capital and a range of potential synergies. If management concludes that this transaction would be beneficial to each of these REITs, it will propose a transaction to their respective Boards of Trustees. Completion of such a transaction would be subject to, among other things, review and approval by the Board of Trustees of both REITs, independent valuations, requisite Unitholder, regulatory and other third party approvals, and other conditions.

THE BUSINESS OF THE RETIREMENT REIT

Objectives of the Retirement REIT

The objectives of the Retirement REIT are to generate stable and growing Distributable Income and to maximize Unit value through (i) the efficient management of a portfolio of retirement properties and related businesses, and (ii) accretive acquisitions of additional properties and stabilized developments, primarily in Canada.

Growth in Distributable Income is anticipated to be driven by the strong demographic profile of North America's aging population. The Canadian retirement home sector exhibits a strong and growing level of demand that exceeds currently available supply. This favourable industry trend is anticipated to support the ability of the Retirement REIT to grow through a combination of both internal and external growth factors.

It is anticipated that the Retirement REIT's internal growth will largely emanate from (i) increases in revenues while maintaining control over expenditures, and (ii) increases in the amount of services utilized by residents as they "age in place". External growth will be primarily driven by (i) the attractive return on equity achievable on the acquisition of newly developed facilities at a discount to fair market value, (ii) third party acquisitions pursued in the consolidation of an industry that exhibits a large degree of ownership fragmentation and (iii) increases in management and advisory fees earned.

Sources of Revenue

The Retirement REIT is a leading provider of high-quality residential senior accommodation and senior care services. The Retirement REIT's mission is to provide quality, personalized care services to seniors in a residential setting and to create an environment that enables them to preserve their independence and dignity as they age in place.

The Retirement REIT derives its revenue from three principal sources:

- ***Retirement Homes***. Ownership, operation and management of Retirement Homes servicing more than 7,200 residents. The Retirement REIT owns and, through the Operator and other Subsidiaries, operates 66 Retirement Homes in Canada and manages three Retirement Homes in Canada owned by third parties. Eight Retirement Homes in the State of Oregon are indirectly owned and operated by RRI. Approximately 75% of the operating income of the whole portfolio (including the Oregon Properties) is generated by Properties located in the Province of Ontario.
- ***Home Healthcare Business***. Provision of home healthcare services. RRI, operating under the trade name Central Health Services, provides healthcare personnel and support services to the retirement

and nursing home industry and to the home healthcare market through both private pay and government funded contracts. Home healthcare services are provided through branches in Ottawa, Toronto, Calgary, Winnipeg and Montreal.

- *Nursing REIT Management Business.* Provision of management and advisory services in connection with the Nursing Homes owned and operated by the Nursing REIT and its Subsidiaries. The Operator manages 89 Nursing Homes owned, operated and/or managed by the Nursing REIT across Canada and in selected markets in the United States, servicing more than 11,500 residents, and provides advisory services to the Nursing REIT in respect of acquisitions, dispositions, financing and strategy. The Retirement REIT also owns 852,045 units in the capital of the Nursing REIT, representing approximately 4% (basic) of the outstanding units of the Nursing REIT, from which it receives distributions.

The Industry

The Senior Care Continuum

Providing for the housing and care of seniors is a growth industry in Canada. The components of this industry are depicted in the continuum below:

Home Healthcare	**Independent Living** **Assisted Living** **Specialty Care**	**Long Term Care** **Subacute Care**



Increasing Level of Care

RRI provides home healthcare services operating under the trade name Central Health Services	**Retirement Homes owned by the Retirement REIT and operated and managed by the Operator** [redacted]	**The Operator provides management and advisory services to the Nursing REIT and the Retirement REIT and owns approximately 4% (basic) of the Nursing REIT**

Retirement Homes

Retirement Homes play an important role in the senior care and accommodation industry. The retirement housing industry brings together elements of the residential real estate, hospitality and healthcare industries. A Retirement Home is an operating business with a sizeable real estate component, requiring a much greater operating focus than is normally associated with traditional multi-family residential housing. Management believes that the specialized operating expertise required to manage a Retirement Home acts as a barrier to entry from widespread competition as compared to traditional multi-family housing. There are far fewer operators with this expertise active in the retirement housing industry than in the more commoditized multi-family residential sector.

A Retirement Home is an adult living facility, generally housing seniors who do not wish to or are unable to live on their own. It provides an environment that is aesthetically pleasing and offers a range of services and amenities. Retirement Homes offer a full spectrum of services over a continuum of care and utilize individual functional assessments and care planning methods to address each resident's needs. Each resident is assessed upon admission and regularly thereafter to determine his or her health status, need for personal care services and assistance, and lifestyle and service preferences. From these assessments, a plan of care is developed for the resident and adjusted as required on an ongoing basis. The following care programs are available:

- *Independent Living:* The independent living program provides a residential rental suite for seniors who are healthier and more mobile. Basic services such as housekeeping and laundry, meals, and social activities are provided for a fee. The resident may also choose to access the full spectrum of services available in the home on an as needed basis.

- *Assisted Living:* The assisted living program is for a resident who requires assistance with activities of daily living such as bathing, eating, dressing, grooming and administration of medication. Various assisted living packages are available as required by the individual.

- *Specialty Care:* Care for residents with Alzheimer's or dementia is provided through special care units. These units are secure floors or wings within Retirement Homes which provide residents with 24-hour security and 24-hour attendant care.

The retirement housing industry in Canada is predominately private pay and generally operated for profit by the private sector. In Canada, there is minimal regulation relating to the number of Retirement Homes or units per Retirement Home (other than limits imposed by local municipalities), or admission of residents to such Retirement Homes.

Health is an important factor in senior accommodation. Healthy and mobile seniors have different needs than those who require some level of care. As the needs of seniors change through the aging process, the retirement housing industry provides residential accommodation that can service the needs of seniors at each stage of the aging process, thereby permitting a person to remain living in one location. It is reassuring to residents that, as their personal condition changes, they will continue to live and be supported in a familiar environment.

Nursing Homes

As health deteriorates and care levels increase, residents' needs are sometimes more appropriately served by a Nursing Home. Nursing Homes are facilities for adults who are in need of a higher level of attendant care, including nursing and sub-acute care, for physical and/or mental needs. Most Nursing Homes either directly provide, or contract to provide, ancillary medical services such as pharmacy and prescription services, rehabilitation therapy and complex medical care such as dialysis, ventilator, wound, stroke, palliative and dementia care.

Nursing Homes differ from Retirement Homes in that they are licensed, predominately government funded and highly regulated. This regulation imposes controls and restrictions on both the operations of a Nursing Home as well as the rents and fees a Nursing Home can charge its residents. In contrast, the retirement housing industry is typically not restricted by these controls and regulations. All of the Retirement Homes owned by the Retirement REIT (other than 195 Nursing Home beds located in four of the Retirement Homes) are within the less-regulated Retirement Home category.

The Retirement REIT benefits from a substantial and growing cash flow from advising and managing the Nursing REIT.

Home Healthcare

Home healthcare services provide a viable option for seniors who desire services on an "as required" basis and have become increasingly popular. The most common service offered by home healthcare agencies is personal care followed by nursing care. The services are typically rendered through home visits and visits in Retirement Homes and Nursing Homes.

Industry Dynamics

The demand for retirement housing services for seniors is growing in Canada. Growth is being driven by a combination of changing demographics, longer life expectancy, healthcare restructuring and changing social trends. The following factors are having a positive impact on the retirement housing industry:

- favourable demand demographics;
- favourable imbalance between supply and demand of retirement home beds;
- ownership fragmentation;
- operational barriers to entry;
- increasing life expectancy;
- changing family dynamics;
- increasing senior affluence;
- cost containment pressures;
- consumer preferences and the shift from traditional institutional to lifestyle oriented setting;
- recession stability; and
- low level of government regulation.

Favourable Demand Demographics

In Canada, seniors make up a growing proportion of the population. According to Statistics Canada, there were approximately 1.5 million Canadians older than 75 in 1996. By 2006, this segment of the population is expected to grow to over 2.0 million people representing an increase of about 34%. As the total population is expected to increase by only 8% during the same period, the 75+ population segment is expected to experience a rate of growth of over four times that of the total population. In 2026, the 75+ population segment is expected to reach an estimated 3.4 million people, representing more than double the 75+ population of 1996. Over the next 25 years (2001-2026) the rate of growth in the 75+ population is expected to be more than five times the growth rate for the total population.

The following table sets out the projected rate of growth in the 75+ Canadian population compared with the total Canadian population from 1996 to 2026:

Population Statistics[(1)]

Year	Total Population	Population 75+	Percentage of Total Population Represented by 75+ Population	Percentage of Increase of Total Population from Prior Period	Percentage Increase of 75+ Population from Prior Period	Rate of Growth in 75+ Population Compared to Rate of Growth in Total Population
1996	29,969,200	1,532,000	5.1%	—	—	—
2001	31,002,200	1,785,300	5.8%	3.4%	16.5%	4.8×
2006	32,228,600	2,049,300	6.4%	4.0%	14.8%	3.7×
2011	33,361,700	2,237,400	6.7%	3.5%	9.2%	2.6×
2016	34,419,800	2,429,200	7.1%	3.2%	8.6%	2.7×
2021	35,381,700	2,784,500	7.9%	2.8%	14.6%	5.2×
2026	36,190,600	3,389,500	9.4%	2.3%	21.7%	9.5×

Note:
(1) Source: Statistics Canada. Except for 1996, figures are based on 2000 population estimates.

Favourable Imbalance between Supply and Demand of Retirement Home Beds

The graph below compares the projected growth in demand for Retirement Home beds in Canada to the current supply. Based on these projections, there is currently an unsatisfied demand of approximately 22,000 Retirement Home beds in Canada and demand is projected to increase by another 40,000 beds over the next 15 years. Based on an average of approximately 100 beds per Retirement Home, this would suggest a need for the development of approximately an additional 620 new Retirement Homes in Canada over the next 15 years (or approximately 40 new Retirement Homes per year).

Supply & Demand for Retirement Housing Accommodations in Canada


160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2001
2006
2011
2016
Estimated Current Supply
Projected Demand

Source: P.H. Matteson Associates

Ownership Fragmentation

Historically in Canada, the senior care and accommodation industry has been comprised of a large number of small operators owning Retirement Homes in fragmented geographic areas, together with a limited number of larger corporations. It has become increasingly difficult for these smaller owners to compete with larger operators on the basis of delivery of service, profitability criteria and the availability of capital. Consequently, the senior care and accommodation industry is consolidating. Management of the Retirement REIT anticipates that this trend will continue to provide the Retirement REIT with attractive acquisition

opportunities in Canada and believes that growing its portfolio of Retirement Homes in markets across Canada will result in the Retirement REIT further enhancing its economies of scale (through consolidation of various functions such as group purchasing and standardized management practices).

The schedule below outlines an estimate of the 11 largest Retirement Home owners and operators in Canada. The Retirement REIT is by far the largest operator in Canada, more than double the size of the second largest operator based on the approximate number of beds/suites. However, despite the fact that the Retirement REIT is the largest operator in Canada, it possesses an approximate market share of only 8.2%. In fact, the 11 largest operators in Canada as a group control only 25% of the market. These percentages demonstrate a significant degree of ownership fragmentation in the industry. The following table depicts the Retirement REIT's position in the retirement housing industry.

A Comparison of the Leading Canadian Retirement Home Owner/Operators[1]

Owner/Manager[2]	Estimated Number of Beds/Suites	Estimated Market Share[3]
Vendorco/Retirement Residences REIT	7,200	8.2%
Holiday Retirement Corporation/Alert Care	3,300	3.8%
Amica Mature Lifestyles Inc. (including development properties)	2,000	2.3%
Lifestyle Retirement Communities	1,700	1.9%
Community Care Facilities	1,500	1.7%
Diversicare Canada Management Services Co., Inc.	1,400	1.6%
Metro Capital Corporation	1,400	1.6%
Steeves & Rozema Enterprises Limited	1,000	1.1%
Caressant Care	<1,000	<1.1%
Royalcrest Life Care Inc.	<1,000	<1.1%
Beutel Goodman	<1,000	<1.1%
TOTAL	22,000	25%

Notes:

(1) As of January 1, 2001.

(2) Sunrise Assisted Living recently commenced operations in Canada but no information is presently available on this company's Canadian Operations.

(3) Based on P.H. Matteson's current estimate of total Canadian inventory of approximately 88,000 beds/suites.

Operational Barriers to Entry

Management of the Retirement REIT believes that substantial barriers to entry exist in the senior care and accommodation industry. Operation and management of Retirement Homes and Nursing Homes require a high degree of operational, financial and management information systems expertise and the ability to attract, train, manage and retain skilled employees. In addition, the significant capital requirements involved in developing or acquiring a Retirement Home may act as a barrier to entry into the Retirement Home industry. Many organizations would find it difficult to qualify for financing on favourable terms.

Increasing Life Expectancy

Canada's population is aging and individuals are now living longer largely as a result of ongoing advances in healthcare. With progress in medicine and technology, life expectancy has been increasing since the

1930's. According to Statistics Canada, average life expectancy (for both men and women) at age 65 has increased by more than 19 months over the last 20 years.

Changing Family Dynamics

Changes taking place in our society will continue to weaken the traditional support network for seniors living privately in the community. While historically, family members tended to be the source of care for seniors, the increasing number of women working outside the home and the decrease in family size, as well as changes in lifestyles, have decreased the family's ability to care for the growing senior population. According to Statistics Canada, in 1996 both spouses were employed in over 50% of families.

Increasing Senior Affluence

In Canada, Retirement Home fees are predominately paid privately by the resident without government subsidization. The affluence of seniors is rising due to increases in property values and greater levels of savings, coupled with the increasing affluence of their children. As a result, a growing number of seniors are able to afford to live in Retirement Homes and are becoming more demanding and discriminating in selecting from available service providers and facilities. Statistics Canada estimated that, in 1995, of 84% of seniors who owned their own homes, 71% of these homes were debt free. In addition, the National Advisory Council on Aging ("NACA")[2] estimates that over the past 20 years, the proportion of low-income seniors has declined by approximately 44% and now represents less than 20% of the senior population.

Cost Containment Pressures

In response to rapidly rising healthcare costs, Canadian provincial governments have increasingly reduced the length of hospital stays and enhanced home care services while at the same time reimbursing Nursing Home operators for residents requiring higher care. Nursing Home operators are focusing on redefining operations and expanding services to residents requiring increasingly higher levels of nursing care. As a result, Nursing Homes are increasingly being filled by residents with higher care requirements, ensuring those institutions are virtually fully occupied on a continuous basis. This trend is increasing the demand for retirement beds for seniors with lower care needs. With the recently announced program by the Ontario government and other regional authorities to license and fund the development of new Nursing Home beds, some of this market pressure and shift in demand will be reduced; however, since the current supply does not meet the long-term demand, the reduction is not anticipated to have a significant impact upon the growing demand for Retirement Homes.

Consumer Preferences and the Shift from Traditional Institutional to Lifestyle Oriented Settings

Consumers are becoming increasingly aware that Retirement Home living is a lifestyle choice and not an institutional environment. As the retirement housing industry matures, a much wider range of higher quality product types are available, together with the provision of more amenities. This trend has been evident in the United States for some time. The demand for both independent and assisted living continues to grow as Retirement Homes become the preferred settings for the elderly and their families. As the number of seniors aged 75 and older continues to increase, a corresponding growth is anticipated in the number of seniors who desire a change in lifestyle (i.e. to independent living) or need additional support and care to allow them to maintain their lifestyle (i.e. personal care or assisted living).

---

2 The National Advisory Council on Aging (NACA) was created by Order-in-Council on May 1, 1980 to assist and advise the Minister of Health on issues related to the aging of the Canadian population and the quality of life of seniors.

The present generation of seniors is well informed and educated and has a greater awareness of programs, services, housing and healthcare options available to it. Retirement Homes are well positioned to provide quality products and services which will appeal to this new generation of discriminating seniors.

Recession Stability

The retirement home industry has historically been very stable during recessionary times. This can be attributed to several factors: (i) seniors are generally retired and receiving stable, fixed and predictable income from private and public pensions, RRSP's and other fixed income investment securities; (ii) demand for retirement housing is not usually discretionary but driven by need, which does not fluctuate during economic cycles; (iii) the stability of tenure, as seniors, once having moved into a facility, are reluctant to move to alternate accommodation; and (iv) the continual increase in the demand for seniors accommodation due to the demographics of the aging population.

Low Level of Government Regulation

The retirement housing industry is relatively unregulated. The majority of the Retirement REIT's Retirement Homes are members of the Ontario Residential Care Association ("ORCA"). ORCA is a voluntary, non-profit, self-regulating organization dedicated to maintaining high standards of professionalism in the retirement residence sector. As a condition of membership, all Retirement Homes that belong to ORCA are inspected and evaluated by a third party to ensure that they pass accreditation standards that have been formally accepted by the membership.

Unlike the Nursing Home industry, which is affected by substantial government regulation that controls both the operational aspects of the delivery of services as well as the net revenues that operators can generate, the retirement housing industry is not subject to this level of regulation.

As is the case in multi-family housing, rental rates at Retirement Homes in Ontario are governed by the *Tenant Protection Act*, 1997 (Ontario) (the "Tenant Act") and may only be increased by the applicable Tenant Act guideline once every 12 months. The specified increase, which is set by the Province of Ontario every August for the upcoming year, is 3.9% for 2002. These increases apply only to existing residents. Landlords are free to negotiate market rents without regulatory restriction for new residents, although future rent increases are limited by a specified percentage until the existing tenant vacates the unit and a new tenant moves in. The average turnover in tenants for Retirement Homes in Canada is in the range of 25%–33% per year. As a result, even though rent increases are controlled by the guidelines, the relatively high turnover of residents permits Retirement Home operators to keep their rates current to market over a reasonably short period. In the retirement housing industry, rent guideline restrictions apply only to the rental portion of resident charges and not to the care portion and as a result, the care portion is subject to market conditions and is unregulated. On average, approximately 50% of resident charges in Retirement Homes in Ontario relate to the care portion. Similar controls apply to Retirement Homes in certain other Provinces of Canada. Approximately 75% of the operating income of the Properties is generated by Properties located in the Province of Ontario.

Comparison of Retirement Homes to Multi-Family Housing and Nursing Homes in Canada

Both the retirement housing industry and the multi-family housing industry operate without significant operating regulation in most Canadian jurisdictions. Both industries also reflect similar rates of resident turnover within a residential setting. Management of the Retirement REIT believes that it is most closely comparable to the multi-family housing industry as opposed to the Nursing Home industry.

Comparison of Retirement Homes to
Multi-Family Housing and Nursing Homes in Canada

	Retirement Homes	Multi-Family Housing	Nursing Homes
Demographic Trends	Very Positive	Steady	Very Positive
Resident Turnover Rate	25-33%	25-35%[1]	35%-45%
Regulation of Operations	Minimal Municipal licence may be required	Minimal	High Provincial licence required
Regulation of Revenues	No regulation on services component (typically 50% in Ontario). The balance is regulated on the same basis as multi-family housing	In Ontario, annual rental increases are specified by provincial government and can be moved to market rates upon vacancy of a unit	100%
Current Growth from New Development	The relationship between supply and demand is attractive in several regional markets	Minimal since current rents are at a substantial discount to replacement rents	Restricted by government licences
Barriers to Entry	High	Low	Very High

Note:

(1) While historically, resident turnover rates have been similar for Retirement Homes and multi-family housing, recent trends suggest that multi-family tenants, protected under the old rent control regime, are less likely to vacate their units due to the increased cost of vacating their apartments to move to new rental units at higher market rents. This trend is less apparent in the retirement housing sector where the decision to move is often based on changes in the level of care required.

Competition and the Retirement REIT's Competitive Advantages

Management of the Retirement REIT believes it currently holds a number of competitive advantages that will enable it to both maintain and improve its market position:

Size and Economies of Scale. The Retirement REIT and the Operator are Canada's largest Retirement Home owner and operator by a considerable margin. Based on the total of number of beds or suites owned/operated, the Retirement REIT is more than twice as large as its nearest competitor. As the largest operator in Canada with superior access to capital, the Retirement REIT is able to pursue additional growth and benefit from substantial economies of scale. For example, the Retirement REIT benefits from volume purchasing power for goods and services to supply to its operations, centralized management operations and administration, and savings in the costs of raising and servicing capital.

Locational Barriers to Entry.

(a) Prime Locations in Urban Centres: The Retirement REIT owns a number of properties that are located in prime locations in major urban centres. The scarcity and high cost of urban land make it difficult for competitors to replicate competitive facilities in these prime locations.

(b) First Location Advantage in Secondary Markets: In select secondary markets across Canada, the Retirement REIT owns facilities that serve a relatively small population. As such, it is difficult for a competitor to enter this market on an economically attractive basis. Accordingly, management believes that being the first in a market acts to effectively reduce the entry of new competition.

Regional Diversification. The Retirement REIT benefits from owning properties in various regions and markets in Canada and in the State of Oregon. As such, it is not dependent upon any one market, and is not subject to economic fluctuations in any one market.

Brand Name Recognition. Vendorco, operating under the trade name, Central Park Lodges, has a 30-year history of operating Retirement Homes in Canada. The Retirement REIT has continued this association with the trade name Central Park Lodges in order to take advantage, to the fullest extent possible, of the significant amount of goodwill associated with it. Operating under an established and respected trade name provides the Retirement REIT with credibility and assists in attracting residents to its Retirement Homes.

Vendorco Sponsorship, Credibility and Ownership Alignment. The families of Paul and Barry Reichmann and the family of George Kuhl own a substantial portion of the Retirement REIT. Barry Reichmann and George Kuhl are actively involved in the governance and management of the Retirement REIT and its Subsidiaries. The Reichmanns are internationally recognized as accomplished owners, managers, financiers and developers of real estate.

Management and Operational Expertise. Vendorco, through its current management under the direction of George Kuhl, has demonstrated its excellence as owner, operator and manager of the Retirement Home Business. Mr. Kuhl, the Vice-Chairman of the Retirement REIT and President and Chief Operating Officer of GP, is a pioneer in the industry and has been a leading developer, owner, operator and manager of Retirement Homes in Canada for 30 years.

Risk-Moderated Approach to New Developments. Due to its preferential relationship with Developmentco, the Retirement REIT derives benefits from the development of new properties while substantially mitigating the risks from the development process. These benefits include a sharing in the potentially high returns on equity anticipated from new developments as well as a progressive increase in the average quality of the Retirement REIT's asset base as new developments are added to the existing portfolio.

Low Cost of Capital. Due to the Retirement REIT's relatively large size, proven track record, strong financial background and substantial asset base, the Retirement REIT benefits from superior access to, and lower cost of, debt and equity capital.

In addition, as an experienced operator with a demonstrated financial track record, the Retirement Home Business can readily secure CMHC insured financing, which private or less well capitalized operators may have difficulty in obtaining. Since CMHC generally requires operators to have five years of operating experience, strong financial performance and, in many cases, personal guarantees, many smaller operators or entities that are seeking to enter the business may not be able to satisfy these criteria. As such, better capitalized and experienced operators such as the Retirement REIT may have a competitive advantage that may also act as a barrier to entry to new competition.

While the provision of this insurance does also involve additional costs, and in particular the imposition of an insurance premium of up to 5.5% of the mortgage principal, this cost is added to the mortgage balance and is amortized over the term of the insurance period (generally 25 years). The benefits of CMHC insured financing include financing at interest rates that are typically 60 to 120 basis points lower than conventional mortgage rates; readily available mortgage renewals; and access to loans in regional areas where conventional mortgage financing may be difficult to obtain on attractive lending terms.

Strategies for Achieving Growth

The Retirement REIT is pursuing a number of strategies and initiatives to achieve future growth in Distributable Income. These include:

- Internal Growth.
- The Development Program.
- Acquisitions.
- Growth from Other Services.

Internal Growth

Management of the Retirement REIT sees potential growth from Retirement Homes that are currently Stabilized and also from Retirement Homes the Retirement REIT may purchase from time to time. Internal growth comes from streamlining operations and from generating additional revenue through normal annual increases in rental rates, the addition of suites where possible, more efficient use of existing suites, and the provision of additional services to residents as they "age in place".

Residents typically increase the level of ancillary services they require as they age. The Retirement REIT focuses on providing service to higher need seniors who require a larger number of healthcare services and, accordingly, represent opportunities for increased revenues. The ability to service a broad range of healthcare needs is an essential part of the Retirement REIT's strategy as it allows residents to age in place which results in reduced turnover in resident populations.

Management of the Operator closely monitors the Retirement REIT's operations and continues to introduce efficiencies wherever possible while maintaining quality services and care for the residents. Such efficiencies are achieved through: (i) volume purchases of goods and services; (ii) centralized administration; (iii) adjustment of staff schedules and patterns, where appropriate; (iv) daily monitoring and reporting; and (v) a "hands-on" focus on cost control.

The Development Program

Management of the Retirement REIT believes that an important part of its growth will be through the development of new Retirement Homes. Developmentco, a limited partnership owned by Vendorco, owns the Initial Development Properties and the Other Development Properties. The details of these properties are shown in the following table.

Development Properties

Property	Municipal Address	Expected Number of Suites
Initial Development Properties[(1)]		
Claremont/Mount Pleasant	400 Mount Pleasant Road, Toronto, Ontario	77
Eau Claire	815 3rd Ave. SW/301 7th Street SW, Calgary, Alberta	147
McKenzie Towne	15021 - 56th Street SE, Calgary, Alberta	142
Other Development Properties		
Aylmer	North Street, Aylmer, Québec	120
Kamloops	1220 Hugh Allan Drive, Kamloops, British Columbia	143
Regina	3105 Hillsdale Street, Regina, Saskatchewan	111
Kenny's Pond	MacDonald Drive, St. John's, Newfoundland	100
Sturgeon Creek #1	10 Hallonquist Drive, Winnipeg, Manitoba	125
Sturgeon Creek #2	One Hallonquist Drive, Winnipeg, Manitoba	145
Loyalist Parkway	Loyalist Parkway, Amherstview, Ontario	65
Total		**1,175**

Note:

(1) Developmentco commenced construction on Claremount/Mt. Pleasant, Eau Claire and McKenzie Towne in June 2001.

Through Developmentco, the Retirement REIT has a dedicated development program, with a right to purchase Development Properties at a formula discount price in return for the provision of funding to Developmentco, as described below. Developmentco's business plan is to develop Development Properties on an ongoing basis after consultation with and input from the Retirement REIT.

Developmentco will develop the Initial Development Properties and the Other Development Properties, as well as future sites for the development of Retirement Homes from time to time identified (the "Future Development Properties"), and is expected to incur a substantial portion of the development risk on the Development Properties. The development process entails considerable risks to the developer in advance of a project achieving financial and operational success. These risks, from which the Retirement REIT is substantially insulated pursuant to its strategic relationship with Developmentco, include:

- the requirement to find and purchase attractive development sites;
- development approvals;
- exposure to real estate market cycles;
- land and development carrying costs;

- ability to secure construction financing;
- cost overruns exceeding development budgets;
- marketing and leasing risks;
- labour disputes that affect construction timing and costs; and
- exposure to unpredictable general economic conditions.

By entering into a strategic relationship with Developmentco pursuant to the Development Agreement, the Retirement REIT has mitigated its exposure to these risks and still shares in the financial benefits from the growth in new developments.

Management of the Retirement REIT has confidence that its relationship with Developmentco will result in a substantial pipeline of growth in its portfolio from successful new developments developed by Developmentco. This confidence is supported by the extensive track record of management in successfully completing development projects. For example, over the past 20 years, George Kuhl has overseen more than 15 new Retirement Home developments in markets across Canada.

Pursuant to the Development Agreement, the Retirement REIT has contracted with Developmentco to develop Retirement Homes on a mutually exclusive basis subject only to Developmentco's rights to deal with Development Properties as described below. The Development Agreement has an initial term of five years, and is automatically renewable annually thereafter for further one year terms unless cancelled by either party on six months written notice (except with respect to the Development Properties under development at the time of termination, which continues to be subject to the terms of the Development Agreement). Upon the request of Developmentco, the independent Trustees of the Retirement REIT may agree to terminate the Development Agreement during the initial five year term (with appropriate compensation paid by the Retirement REIT to Developmentco) or to otherwise amend it. Developmentco is initially capitalized with $25 million in net tangible assets (at fair market value), of which at least 50% is held in cash, cash equivalents, Units, Operator Class B Exchangeable Units and/or Nursing REIT Units. The amount and composition of the net tangible assets required to be held by Developmentco may be amended by the independent Trustees from time to time at Developmentco's request.

Construction was commenced on the three Initial Development Properties in June 2001. The Retirement REIT is obliged to provide (through one or more Subsidiaries) mezzanine financing for each of the Initial Development Properties on the terms set out below under "Mezzanine Financing". Subsequent to the end of the second quarter of the 2001 fiscal year, the Retirement REIT advanced $3.0 million in mezzanine financing to Developmentco on such terms. The Retirement REIT has the option to purchase the Initial Development Properties as set out below under the heading "Purchase of Development Properties".

The Retirement REIT has the option to provide mezzanine financing on the Other Development Properties. If the Retirement REIT provides mezzanine financing to Developmentco in respect of an Other Development Property, then the Retirement REIT will have the option to purchase that Other Development Property as set out below under the heading "Purchase of Development Properties".

If the Retirement REIT does not exercise its option to provide mezzanine financing in respect of one of the Other Development Properties, then Developmentco may finance that Other Development Property with any third party. If Developmentco does obtain a third party offer to finance, then Developmentco may provide the Retirement REIT with an opportunity to match the terms contained in that third party offer to finance. If Developmentco does not provide the Retirement REIT with an opportunity to match the third party offer to finance, then the Retirement REIT will have the right of first offer to purchase that Other Development Property

as described below under the heading "Purchase of Development Properties". If Developmentco does provide the Retirement REIT with an opportunity to match that third party offer to finance and the Retirement REIT rejects such offer to match and provided that the third party offer to finance was not made by a competitor of the Retirement REIT (unless such competitor has been approved by the independent Trustees), then the Retirement REIT will have no further rights with respect to that Other Development Property. If the Retirement REIT does elect to provide the mezzanine financing on the terms of the third party offer to finance, then those terms will prevail over the terms described under "Mezzanine Financing" below. If the third party offer to finance contains a right to purchase that Other Development Property, then the terms of such right to purchase will apply. If the third party offer to finance does not contain a right to purchase that Other Development Property, then the Retirement REIT will have the right of first offer to purchase that Other Development Property as described below under the heading "Purchase of Development Properties".

If Developmentco and the independent Trustees mutually determine not to proceed with the development of any of the Other Development Properties, Developmentco is free to sell the applicable land.

The Retirement REIT has the option to provide mezzanine financing required on any Future Development Properties developed by Developmentco during the term of the Development Agreement. If the Retirement REIT provides mezzanine financing to Developmentco in respect of one of the Future Development Properties, then the Retirement REIT will have the option to purchase that Future Development Property as set out below.

If the Retirement REIT does not agree to provide mezzanine financing on any Future Development Property and Developmentco develops the property, then Developmentco will have the right to deal with the property, in its discretion, or sell it to a third party, subject to giving the Retirement REIT the right of first offer to purchase that Future Development Property in the same manner as if the Retirement REIT had provided mezzanine financing and not exercised its option to purchase the property as described below under the heading "Purchase of Development Properties".

Mezzanine Financing. Developmentco is required to provide the Retirement REIT with the financial and other information necessary to enable it to make an informed decision on whether to provide mezzanine financing. For each additional Development Property that the Retirement REIT finances, the Retirement REIT has agreed to advance, on and following the acquisition of a Development Property by Developmentco, a loan to Developmentco with full recourse to Developmentco. The term of the loan will be seven years from the date of the last advance. Each loan will be secured by a second mortgage on the applicable Development Property (or provide for a negative pledge) which will be assignable to the Retirement REIT's lenders and be subordinate to construction financing. Construction financing secured by any Development Property that the Retirement REIT has financed will not be cross-collateralized to a Development Property that the Retirement REIT has not financed.

During any period, the rate of interest on a mezzanine loan will be equal to the cash distribution yield (adjusted quarterly) on the Units at the time (but no less than 10% and no more than 14% per annum), which may be paid in cash or accrued at Developmentco's option until the outside stabilization date (the "Outside Stabilization Date") mutually agreed to by Developmentco and the Retirement REIT with respect to a Development Property at the time the mezzanine financing for such property is approved (which date will be based on the Stabilization date projected by Developmentco for its first mortgage lenders) and thereafter current interest shall be paid in cash. For purposes of the previous sentence, the Outside Stabilization Date will be extended by any extension period granted by the first mortgage lender on the maturity of the construction loan. The interest rate with respect to a mezzanine loan for a Development Property will be increased by 2% (but shall be no more than 14% per annum) if (i) the Retirement REIT does not exercise its option to purchase that Development Property within the applicable period (but not if the Retirement REIT fails to fulfil an obligation to purchase such property), as described below (in which case interest shall be payable monthly in cash) or, if earlier, (ii) following the applicable "Outside Stabilization Date" (which shall not, for purposes of this sentence,

be extended by any extension period granted by the first mortgage lender), in each case if the loan remains outstanding.

Mezzanine loans are repayable on the purchase of the Development Property by the Retirement REIT or upon the sale of the Development Property to a third party. The proceeds of a mezzanine loan may be used to pay for any reasonable costs incurred by Developmentco in connection with the acquisition, construction, development, pre-leasing or operation of a Development Property, including, without limitation, reimbursement to Developmentco or its principals for funds invested in the Development Property to the date of the mezzanine loan. If Developmentco is able to secure mezzanine financing from a party who is not a competitor of the Retirement REIT (unless such competitor has been approved by the independent Trustees) on a property on terms which are more advantageous than the mezzanine loan provided by the Retirement REIT, then Developmentco may take such financing and, if the Retirement REIT has advanced a mezzanine loan on the property, repay such mezzanine loan from the proceeds.

Fees and Costs Payable by Developmentco. Until the sale to the Retirement REIT or a third party, of a Development Property that the Retirement REIT has agreed to finance, Developmentco bears all costs incurred in connection with the development program as well as a management fee to the Operator (who will manage and operate each Development Property that the Retirement REIT has agreed to finance and, at the option of Developmentco, each other Development Property, under a management agreement with Developmentco) in cash (or, at Developmentco's option, such fee may be accrued until the property attains break-even cash flow after servicing first mortgage debt) equal to 4% of gross revenues (based on projected stabilized annual revenues excluding inflation) from each Development Property that the Operator manages, payable monthly from its opening date (the first date of occupation by a resident). Any remaining cash flow generated by a Development Property from the date when it attains break-even cash flow after servicing the first mortgage and paying current and accrued interest on any mezzanine financing provided by the Retirement REIT may be retained by Developmentco and used for internal working capital or other requirements or distributed to Developmentco's principals.

Purchase of Development Properties. The Retirement REIT has the option to purchase each Development Property that it has agreed to finance as set out below (except with respect to an Other Development Property in the circumstances where the Retirement REIT has matched a third party offer to finance as noted above). If the "Outside Stabilization Date" occurs before Stabilization, then the option is exercisable for three months following each date. If the "Outside Stabilization Date" occurs after Stabilization, the option is exercisable for three months following Stabilization only. For the purposes of the two immediately preceding sentences, "Outside Stabilization Date" includes any extension period granted by the first mortgage lender on the maturity of its construction loan.

The price (the "Purchase Price") payable under the option to purchase is equal to the greater of (i) carried cost of the land plus all improvements, and (ii) 90% of appraised fair market value of the property on the date of the exercise of the option. The Purchase Price is payable by assumption of existing first mortgage financing, and the balance in cash or Units valued at the then current market price (based on a 30-day average) at the option of the Retirement REIT. As used in this paragraph, the term "carried cost" includes the cost of the land and all construction costs, professional fees, interest (which interest will not exceed the interest that is payable on the first mortgage loan plus the interest that would have been or is payable to the Retirement REIT on any mezzanine loan on the Development Property) and applicable reasonable general and administrative costs during the period to opening and all operating losses after opening, including provision for monthly management fees payable to the Operator.

The Retirement REIT has the obligation, if requested by Developmentco, to purchase a Development Property that the Retirement REIT has financed at the Purchase Price (which, in this case, will not, in any event,

exceed appraised fair market value) if the property has achieved 75% occupancy and the property would be an Accretive Property[3] at the time of purchase.

Should the Retirement REIT not exercise its option to purchase a Development Property that it financed, Developmentco has the right to deal with such property in its discretion, or sell it to a third party, subject to giving the Retirement REIT a 30 day right of first offer to purchase the property (which offer may not be given more than once every 90 days). If the Retirement REIT does not accept such first offer, Developmentco may sell the Development Property to any third person at a price equal to or greater than the right of first offer price. If Developmentco has received an offer to purchase the Development Property that it is prepared to accept at a price which is lower than the right of first offer price, then Developmentco must give the Retirement REIT the right to match the offer. Developmentco may, in its discretion, deliver further offers to sell to the Retirement REIT at any time in which case the provisions of this paragraph will again apply.

The debt on a Development Property may be assumed by the Retirement REIT upon its purchase only to the extent that it will not cause the Retirement REIT to exceed its debt covenants.

Acquisitions

The retirement housing industry is highly fragmented and includes a number of smaller operators, many of whom are inexperienced and have limited resources. Management of the Retirement REIT and the Operator believe that the industry is undergoing a period of consolidation and that acquisition opportunities will continue to emerge as a result of this restructuring.

Further, management believes that there is substantial demand for services in each facet of the senior care and accommodation industry from home healthcare services through retirement housing to long-term care. The Retirement REIT is focusing its expansion efforts primarily in Canada on the retirement housing market segment which it perceives to be under-serviced, and in which it believes there is significant potential for growth and consolidation.

The principals of Vendorco grew the portfolio from the 13 Retirement Homes they acquired in 1994 to 77 Retirement Homes owned or managed today. Management is continuing to pursue growth through the acquisition of Retirement Homes. When a Retirement Home is acquired, management focuses on applying effective "hands-on" management in an effort to achieve improved efficiencies, economies of scale and higher profits for the acquired Retirement Home. The following table demonstrates the average annual increase in property net operating income achieved by Vendorco's management before taking into account the effect of leverage on properties acquired during fiscal years 1997, 1998 and 1999.

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3 An "Accretive Property" at any time means a Development Property or a Lease-Up Property, with respect to which the projected return on equity would exceed the current estimated cost of capital for the Retirement REIT, at such time, which will be the case if:

(a) the percentage that (i) contribution to pre-interest Distributable Income projected by management of the Retirement REIT to be generated by such Retirement Home for the 12-month period following such date, minus the projected interest expense for such period at market rates on the assumed balance of debt, not to exceed 70% of the acquisition cost of such Retirement Home, represents of (ii) the acquisition cost net of debt defined under (i) of such Retirement Home, is greater than:

(b) the percentage that (i) the Distributable Income per Unit of the Retirement REIT for the 12 month period ending on the date of determination, represents of (ii) the volume weighted average price of the Units on the TSE for the 15 trading days immediately prior to the date of determination.

That is, if $\frac{B - D}{A - C}$ is greater than $\frac{E}{F}$

Where:
A = Acquisition cost
B = Contribution to Distributable Income
C = Assumed debt (capped at 70%)
D = Interest Expense on assumed debt (at market rates)
E = Distributable Income per Unit (before acquisition)
F = Volume weighted average price per Unit

Increases in Property Operating Income

	Number of Retirement Homes acquired	Annualized Property Operating Income during year of acquisition[1][5]	Property Operating Income for the year ended September 30, 2000[5]	Increase	Average annual increase[2]
Acquisitions during fiscal 1997[3].....	17	$14,178	$16,240	15%	5%
Acquisitions during fiscal 1998........	18	$15,331	$17,920	17%	8%
Acquisitions during fiscal 1999[4].....	13	$11,718	$12,363	6%	6%

Notes:

(1) Property Operating Income is calculated as rental revenue less direct operating expenses, and is before corporate general and administrative expenses are deducted. The income for acquisitions made during the year has been grossed up by dividing by the average number of days that new acquisitions were owned during the year of acquisition and multiplying by the number of days in the fiscal year.

(2) Average annual increase is a simple average of percentage increase in Property Operating Income for the number of fiscal periods owned. There can be no assurance that the rate of annual increase set out in this table will be sustained in the future.

(3) Includes the results of two facilities acquired on the last day of fiscal 1996 which had no Property Operating Income in fiscal 1996.

(4) Includes the results of two facilities acquired within the last two weeks of fiscal 1998 which had nominal Property Operating Income in fiscal 1998.

(5) In thousands.

The Retirement REIT expects that it will have opportunities to acquire properties which will be accretive to the Retirement REIT and will enable the Operator and the Retirement REIT to increase cash flow to Unitholders through improved management. Acquisitions are expected to qualify for CMHC insured financing which will provide a high degree of confidence that the mortgages will be renewed when they fall due, at favourable interest rates.

Drawing on its knowledge of competitive Retirement Homes and with the assistance of selected real estate consultants specializing in the retirement housing industry, management is continually monitoring the retirement housing market throughout Canada seeking appropriate Retirement Homes for purchase. In addition, primarily as a result of current management contacts and reputation in the senior care industry, opportunities often arise to purchase individual Retirement Homes or chains of Retirement Homes which are under-performing for one or more management-related reasons.

A variety of guidelines are used to assess the feasibility of a potential acquisition. These include:

- the ability to acquire the Retirement Home at less than its replacement cost;
- whether the acquisition is accretive to the Retirement REIT;
- whether the location of the Retirement Home has strong demographic and market trends and the Retirement Home's competitive positioning in its local market;
- construction quality, condition and design of the Retirement Home;
- upside potential through the application of the Operator's management approach;
- the ability to expand or reposition the Retirement Home, including the ability to provide a special care unit, such as Alzheimer's and dementia care units;
- synergies with existing operations and the ability to reduce operating costs through improved management and volume purchasing; and

- the ability to appropriately finance the acquisition based on a satisfactory loan to value ratio, interest rate and maturity.

Following the acquisition of a Retirement Home, management will take steps to enhance profitability by:

- investing the funds necessary to improve the physical appearance of the building;
- repositioning the facility in the market place, changing room mixes, maximizing room configurations and enhancing existing products and services;
- effecting improvements in operations through a "hands-on" focus on cost control. This will be achieved through: (i) daily monitoring and reporting; (ii) procuring supply and service contracts across the country; and (iii) effective field-level management of the operation;
- expanding services offered to residents of the Retirement Home, including ancillary services and services rendered through the Home Healthcare Business; and
- increasing occupancy through extensive networking and marketing programs.

Growth from Other Services

Management also anticipates increasing demand for services in the home healthcare sector, growth opportunities from the Nursing REIT Management Agreements and Nursing REIT Advisory Agreement, and potential income through the provision of technology and telecom services.

Home Healthcare

Favourable demographic changes are expected to have a profound impact on the Home Healthcare Business segment of the Retirement REIT. As the population ages, demands for healthcare personnel and support services are anticipated to increase. The Retirement REIT, through RRI, provides these services to the retirement and nursing home industry and to the home healthcare market through both private pay and government funded contracts. The shift away from more expensive hospital based services has further enhanced the growth potential of the Home Healthcare Business. In addition, the Home Healthcare Business benefits from providing a range of services to its growing market as the Retirement REIT experiences growth from its development program and through new acquisitions.

Fees from the Nursing REIT

The Nursing REIT has grown from owning and operating 2,080 beds and total assets of $150 million at its inception in 1997 to owning, operating and/or managing more than 11,500 beds and total assets of $869 million at September 30, 2000. This has resulted in significant increases in management and advisory fees earned by Vendorco from the Nursing REIT. As the Nursing REIT continues its own growth, this should result in steadily increasing fees earned by the Operator.

Technology and Telecom Services

The provision of telecom and technology services is playing an increasing role in real estate. Management believes that an increase in revenues can be derived from the provision of these services and the sharing of revenues. The size of the Retirement REIT's Retirement Home portfolio should enable it to increase revenues by allowing access to cable and telephone providers. As technology becomes more user friendly, enhanced services such as movies-on-demand, video-conferencing (with friends, family and specialized health

professionals) and interactive services can be provided to fulfil the needs of the residents, offer additional amenities and earn additional revenues.

Management of the Retirement REIT and the Operator

In acquiring the Retirement Home Business, the Operator obtained an experienced and capable management team. The senior management team has overall responsibility for managing and operating the Retirement Home Business, the Nursing REIT Management Business and the Home Healthcare Business. The majority of the members of the team have extensive knowledge of, and experience in, the senior care and accommodation industry. The depth and experience of the senior management team enables the Retirement REIT and the Operator to successfully manage their growth plans.

The Operator's management is organized into functional areas responsible for acquisitions and development as well as operations, marketing, finance/accounting, human resources/labour relations, and facilities maintenance and improvements, all of which are described below. Each of these functions is separately organized but interconnected through interdivisional communication and corporate "team" management. The Operator's philosophy emphasizes a "hands-on" approach by the managers of specific Retirement Homes and a commitment to a philosophy of daily attention to detail and the provision of full-time care and service to seniors seven days a week, 24 hours per day.

Operations

Key elements of the operations of the Properties encompass the following:

- ***Hiring of Management Personnel*:** The Operator is committed to hiring management personnel for its Retirement Homes who are motivated and independent. These individuals come from either a healthcare background or from the hospitality industry. This hiring practice is consistent with the approach employed by Vendorco and is designed to emphasize the duality of "care/health" and "hospitality" in the services provided by the Operator to its residents.

- ***Staffing*:** Each of the Retirement Homes acquired by the Retirement REIT is staffed in the most efficient manner possible in relation to the level of care provided, with emphasis placed on line-staffing at the nursing, dietary and housekeeping levels. Each Retirement Home has a management team responsible for monitoring revenues, engaging and overseeing managers, monthly inspections, staffing budgets, approval of capital and preventive maintenance expenditures, union contract negotiations, review of monthly operating statements and preparation of annual budgets. In total, the Operator, together with RRI, employ or retain the services of more than 7,000 persons, comprising approximately 5,700 employees and approximately 1,300 persons retained pursuant to contractual arrangements.

- ***Reporting*:** Retirement Homes submit daily activity reports highlighting any confirmed or expected changes in the number of residents and key operating issues which have arisen.

- ***Purchasing*:** As the largest Retirement Home operator in Canada, the Retirement Home Business obtains significant volume incentives for items such as food, chemicals and healthcare products at discounts unavailable to single home owners. This purchasing power provides the Retirement REIT with an advantage over many of its competitors and will be enhanced as the Retirement REIT, through the Operator, continues to expand its operations. Decisions relating to the quantity and timing of particular purchases made under such agreements are determined on a home-by-home basis based on current requirements and are reviewed and controlled by corporate head office.

Marketing

The marketing of the Retirement Homes is a vital part of ensuring that high occupancy rates are maintained and enhanced. Some of the general marketing methods employed by the Operator include the following:

- ***Market Positioning***: Services are geared to cater to all segments of the seniors healthcare market. This includes independent seniors requiring only light care to full-care residents. This positioning strategy results in more admission opportunities for each Retirement Home. The marketing of the services and Retirement Homes offered through the Retirement Home Business is generally directed at the families of potential residents.

- ***Key Referral Sources***: Management carefully nurtures and develops its key referral sources, maintaining an extensive network of relationships with a variety of healthcare professionals, including discharge planners, social workers, nurses and other healthcare professionals. These efforts include regularly sponsoring educational conferences, seminars and newsletters relating to all aspects of the senior care industry.

- ***Pricing***: The rate structure of each of the Retirement Homes acquired by the Retirement REIT is constantly monitored. While the rate structure of competing Retirement Homes is also monitored to ensure that rates are comparative, the principal strategy is to protect the integrity of rate structures once established. Practices such as rental discounting are discouraged and are only allowed on a case-by-case basis in exceptional circumstances. However, special incentive packages, such as trial stays and respite and convalescent rates, are offered. These initiatives enable the offering of services at different price points within and among the Retirement Homes.

- ***Mixed Media***: A variety of advertising methods is used to consistently promote services and facilities, including television commercials, radio advertisements, print media, direct mail and other targeted advertising vehicles when appropriate. The concept design and production of all marketing and advertising material is produced by an in-house team of designers, ensuring continuity of image and quality control. Similarly, all corporate and Retirement Home advertising is purchased through an in-house media buying department to take advantage of volume discounts.

- ***Aging in Place***: Every effort is made to have residents "age in place" by staying in one Retirement Home. If the care level requirement increases for a resident, extra care is provided through traditional government home care programs, through a private home health provider (such as the Home Healthcare Business), or by moving the resident to a special care unit where extra care is available. In cases of limited finances, alternate accommodation in the facility such as shared private suites or semi-private suites is explored. Residents with less financial resources are helped with compassion, respect and dignity by trained nursing and social work staff who explore options for them.

- ***Community Involvement***: Each Retirement Home aims to ensure that residents' families are a welcome and integral part of the residents' care. Retirement Home management is encouraged to hold seminars, open houses, special teas, social gatherings, holiday functions and other events which ensure that the community continues to be an important part of the life of residents. Management has been very active in supporting local and national charities in the communities in which its Retirement Homes are located.

- ***Program Development***: A team of hospital relations' specialists with extensive backgrounds in discharge planning focuses on addressing the needs of hospitals. This, combined with extensive

development of hospital partnership programs, has made the Retirement Home Business a leader in innovative program development, in partnership with the public sector.

- *E-Commerce*: The web site for the Retirement Home Business is www.retirementreit.com. With continued growth in information technology and internet use, this web site has become an important marketing vehicle. The web site aids in the generation of referrals and reaches the children of potential residents. Management provides, through the web site, immediate information concerning the Retirement REIT and the Retirement Home Business to consumers. The web site is also used by the investor relations department of the Retirement REIT in issuing annual and quarterly financial statements and press releases of material information about the Retirement REIT and its business.

Finance/Accounting

A senior management team including the Chief Financial Officer of the Retirement REIT establishes and executes equity and debt financing strategies which form the basis of cash management and treasury functions. The members of this team are actively involved in all aspects of corporate finance relating to acquisitions, development and financing. The Operator's accounting department is comprised of chartered accountants, other accounting professionals and general accounting staff who provide timely reporting to management at both the Operator's head office and the Retirement Home level. Budgets are prepared annually by the management of each Retirement Home with input from the Operator's head office. Cash flow is monitored daily, including the daily reporting of accounts receivable collections and outstanding balances, and significant capital expenditures. Detailed Retirement Home financial statements are prepared on a monthly basis with comparisons to prior periods and budgets. Consolidated corporate financial statements are prepared monthly.

Human Resources/Labour Relations

Retirement Home management works closely with head office management to ensure that there are consistent and fair policies and procedures with respect to all levels of staff. Where there are collective agreements in place with unions, regional experts are retained who have extensive experience in labour relations to ensure such agreements are managed in a professional, consistent and stable manner.

Facilities Maintenance and Improvements

Each of the Retirement Homes employs maintenance staff who conduct regular facility inspections and carries out a continuous program of preventive maintenance. This staff is supplemented by specialist service providers who are engaged under service contracts for specific facility equipment maintenance, such as elevators, heating, air conditioning and ventilation. Improvements are made to Retirement Homes on an annual basis in accordance with a capital budget prepared at each Retirement Home and reviewed by head office. Structural and physical plant reviews conducted by engineers and/or architects on all prospective Retirement Home acquisitions highlight any immediate and future capital expenditure requirements. For all acquisitions, provision is made for immediate capital expenditure requirements. Such improvements are normally performed shortly after completion of the acquisition.

During Vendorco's fiscal years ended September 30, 1998, 1999 and 2000, average Property capital expenditures, excluding the Nursing Homes sold to the Nursing REIT and capital expenditures on new acquisitions during the particular years, were approximately 1.5% of Vendorco's resident revenue for the same periods, a level which management of the Retirement REIT attributes to the success of the continuous preventive maintenance program implemented for the Retirement Home Business.

INFORMATION CONCERNING THE RETIREMENT REIT

Declaration of Trust and Description of Units

A complete description of our Declaration of Trust and Units is contained under the section heading "Declaration of Trust and Description of Units" beginning on page 95 and ending on page 98 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

Investment Guidelines and Operating Policies

A complete description of our investment guidelines and operating policies is contained under the section heading "Investment Guidelines and Operating Policies" beginning on page 98 and ending on page 100 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

Distribution Policy

A complete description of our distribution policy is contained under the section heading "Distribution Policy" beginning on page 100 and ending on page 101 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

Risk Factors

A complete description of the risk factors associated with our business is contained under the section heading "Risk Factors" beginning on page 102 and ending on page 107 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table depicts the historical growth and financial performance of the assets acquired by the Retirement REIT and its Subsidiaries on closing of the initial public offering of the Retirement REIT.

Historical Schedule of Income for the Assets Acquired by the Retirement REIT and its Subsidiaries

	For the Years Ended September 30 [2]							
	1996	1997	1998	1999	2000	Compound Annual Growth	3 Months Ended Dec. 31, 1999	3 Months Ended Dec. 31, 2000
				(in thousands of dollars)				
Number of Retirement Homes (owned and managed)	17	34	54	65	77[1]	46%	71	77[1]
REVENUE								
Resident Revenue[3]	$61,393	$79,554	$125,058	$167,029	$198,535	-	$47,194	$52,321
Nursing REIT – management and advisory fees[4]	-	1,046	7,073	6,888	7,860	-	1,867	1,884
Nursing REIT – income[5]	-	288	690	690	520	-	168	130
Other income[6]	179	203	254	254	370	-	57	143
	61,572	81,091	133,075	174,861	207,285	35%	49,286	54,478
EXPENSES								
Direct Operating Expenses								
Salary, wages, purchased services and benefits	32,225	37,753	57,429	75,027	88,161	-	20,925	23,220
Direct resident services	3,344	4,637	7,949	11,209	13,418	-	3,280	3,494
Maintenance, marking and administrative	2,239	3,780	6,098	8,383	9,914	-	2,279	2,440
Property taxes and utilities	2,856	5,055	8,259	11,747	13,480	-	3,473	3,741
Total Direct Operating Expenses	40,664	51,225	79,735	106,366	124,973	32%	29,957	32,895
General and Administrative expenses	3,684	4,773	8,754	10,022	13,897	-	3,304	3,662
INCOME FROM OPERATIONS	17,224	25,093	44,586	58,473	68,415	41%	16,025	17,921
Property Interest Expense	7,047	9,918	12,142	18,471	22,960	-	5,350	6,380
Corporate Interest Expense	-	298	8,607	9,972	9,979	-	2,513	2,506
INCOME BEFORE DEPRECIATION AND AMORTIZATION[7]	10,177	14,877	23,837	30,030	35,476	37%	8,162	9,035
NURSING REIT DISTRIBUTION IN EXCESS OF INCOME[5]	-	288	690	690	860	-	177	215
DISTRIBUTABLE INCOME	**$10,177**	**$15,165**	**$24,527**	**$30,720**	**$36,336**	**38%**	**$ 8,339**	**$ 9,250**
PROPERTY OPERATING INCOME[8]	$20,729	$28,329	$45,323	$60,663	$73,562	37%	$17,237	$19,426
PROPERTY OPERATING MARGIN% [9]	*33.8%*	*35.6%*	*36.2%*	*36.3%*	*37.1%*		*36.5%*	*37.1%*

Notes:

(1) Waldorf II is included in this table.

(2) Vendorco's fiscal year end is September 30.

(3) Resident Revenue includes revenue from CHS.

(4) Nursing REIT fees are presented net of directly attributable general and administrative expenses and do not include any allocation of indirect administrative costs.

(5) The Retirement REIT acquired 852,045 units of the Nursing REIT on Closing. The components of Nursing REIT distributions are income and return on capital.

(6) Other Income includes interest income, third party management income and income from the institutional pharmacy business.

(7) Depreciation and Amortization have not been calculated in the Audited Historical Schedule of Income.

(8) Property Operating Income is calculated as Resident Revenue less Total Direct Operating Expenses.

(9) Property Operating Margin % is calculated as the Property Operating Income as a Percentage of Resident Revenues.

The following table provides selected historical consolidated balance sheet data for Vendorco.

VENDORCO
CONSOLIDATED BALANCE SHEETS
As At September 30, 1999 and 2000
and December 31, 1999 and 2000
(in thousands of dollars)

	September 30		December 31	
	2000	**1999**	**2000**	**1999**
			(unaudited)	
Assets				
Current				
Cash	$ 2,201	$ 2,201	$ 2,201	$ 2,201
Accounts receivable and prepaid expense	11,427	10,596	10,264	10,606
Investments	8,552	8,839	8,434	8,755
Notes receivable and other assets	9,157	7,557	9,280	8,085
Capital assets	562,155	487,949	562,668	550,254
	579,864	504,345	580,382	567,094
	$593,492	$517,142	$592,847	$579,901
Liabilities				
Current				
Accounts payable, accrued liabilities and other	$ 22,155	$ 17,832	$ 23,164	$ 20,495
Current portion of long-term debt	65,393	38,888	44,718	31,680
Deferred revenue	820	792	809	801
	88,368	57,512	68,691	52,976
Bonds payable	138,000	138,000	138,000	138,000
Long-term debt	271,887	230,335	295,409	281,413
	498,255	425,847	502,100	472,389
Divisional Equity	95,237	91,295	90,747	107,512
	$593,492	$517,142	$592,847	$579,901

MANAGEMENT'S DISCUSSION AND ANALYSIS

A complete description of management's discussion and analysis of Vendorco's results of operations for the years ended September 30, 1996, 1997, 1998, 1999 and 2000, and for the three months ended December 31, 1999 and 2000, is contained under the section heading "Management's Discussion and Analysis of Results of Operations" beginning on page 82 and ending on page 88 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form.

MARKET FOR SECURITIES

The Units are listed and posted for trading on the TSE under the symbol "RRR.UN".

TRUSTEES AND KEY MANAGEMENT

General

A complete description of our Trustees and key management is contained under the section heading "Trustees and Key Management" beginning on page 61 and ending on page 68 of our final long form prospectus dated March 30, 2001, which section is incorporated by reference in this annual information form. Also incorporated by reference in this annual information form are paragraphs 2, 3 and 6 under the section heading "History of Vendorco and the Nursing REIT" on page 42 of our final long form prospectus dated March 30, 2001.

The Trustees and key management as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 10,739,136 Units and Class B Exchangeable Units, representing 30.7% of the issued and outstanding Units of the Retirement REIT.

The Audit Committee is comprised of William Davis, John Evans and Ernie Eves. The Corporate Governance and Compensation Committee is comprised of William Davis, George Kuhl and Derek Watchorn. The members of the Distribution Committee are John Evans, Ernie Eves, Barry Reichmann and George Kuhl. The members of the Investment Committee are John Evans, Derek Watchorn and Barry Reichmann.

Conflicts of Interest

Messrs. Paul Reichmann, Barry Reichmann, George Kuhl and Manfred Walt, who are Trustees and/or officers of the Retirement REIT and/or directors and/or officers of GP, are directors and/or shareholders and/or associates of shareholders of Vendorco. Vendorco is the owner of Developmentco which is a party to the Development Agreement. Subsequent to the end of the second quarter of the 2001 Fiscal Year, a Subsidiary of the Retirement REIT entered into a Consulting Agreement with Balanced Care Corporation ("BCC"), a public U.S. assisted living company in which certain shareholders of Vendorco or entities related thereto have a significant interest. Under the terms of the agreement, effective August 16, 2001, BCC will pay approximately U.S. $35,000 per month for consulting services provided.

Messrs. Paul Reichmann, Barry Reichmann, George Kuhl and C. William Dillane, who are Trustees and/or officers of the Retirement REIT and/or directors and/or officers of GP, are trustees and/or officers of the Nursing REIT, which is a party to the Nursing REIT Advisory Agreement and Nursing REIT Management Agreements. Lawrence Koenig, who is a Director and officer of GP, is an associate of a shareholder of Vendorco and President and an employee of Developmentco. Lily Goodman, a Senior Executive Vice President of GP, owns a 10% interest in Classic Care Pharmacy Inc. which obtains approximately 87% of its revenues from residents of Retirement Homes which are owned by the Retirement REIT.

ADDITIONAL INFORMATION

Additional information, including Trustees' and officers' remuneration and indebtedness, principal holders of the Retirement REIT's securities, options to purchase securities, interests of insiders in material transactions and additional financial information, where applicable, is contained in the Retirement REIT's final long form prospectus dated March 30, 2001. The Retirement REIT will provide any person or company, upon request to the Chief Financial Officer of the Retirement REIT at 175 Bloor Street East, 6th Floor, Toronto, Ontario, M4W 3R8, with any of the following documents:

(a) one copy of the annual information form of the Retirement REIT, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(b) one copy of the comparative financial statements of the Retirement REIT for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Retirement REIT subsequent to the financial statements for its most recently completed financial year; and

(c) one copy of the information circular of the Retirement REIT in respect of its most recent annual meeting of Unitholders that involves the election of Trustees or one copy of any annual filing prepared instead of that information circular, as appropriate.

When the securities of the Retirement REIT are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed by the Retirement REIT in respect of a distribution of securities, the foregoing documents, in addition to any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus, will be provided free of charge to any person or company upon request to the Chief Financial Officer. At other times, the Retirement REIT may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Retirement REIT.

G23\GORMANW\2494715.4

MANAGEMENT OF THE RETIREMENT REIT AND THE OPERATOR

In acquiring the Retirement Home Business, the Operator obtains an experienced and capable management team. The senior management team will have overall responsibility for managing and operating the Retirement Home Business, the Nursing REIT Management Business and the Home Healthcare Business. The majority of the members of the team have extensive knowledge of, and experience in, the senior care and accommodation industry. The depth and experience of the senior management team will enable the Retirement REIT and the Operator to successfully manage their growth plans. Background information relating to each member of the senior management team is set out below under the heading "Trustees and Key Management".

The Operator's management is organized into functional areas responsible for acquisitions and development (see "Strategies for Achieving Growth") as well as operations, marketing, finance/accounting, human resources/labour relations, and facilities maintenance and improvements, all of which are described below. Each of these functions is separately organized but interconnected through interdivisional communication and corporate "team" management. The Operator's philosophy will emphasize a "hands-on" approach by the managers of specific Retirement Homes and a commitment to a philosophy of daily attention to detail and the provision of full-time care and service to seniors seven days a week, 24 hours per day.

Operations

Key elements of the operations of the Properties encompass the following:

- ***Hiring of Management Personnel:*** The Operator is committed to hiring management personnel for its Retirement Homes who are motivated and independent. These individuals will come from either a healthcare background or from the hospitality industry. This hiring practice is consistent with the approach employed by Vendorco and is designed to emphasize the duality of "care/health" and "hospitality" in the services to be provided by the Operator to its residents.

- ***Staffing:*** Each of the Retirement Homes to be acquired by the Retirement REIT is staffed in the most efficient manner possible in relation to the level of care provided, with emphasis placed on line-staffing at the nursing, dietary and housekeeping levels. Each Retirement Home has a management team responsible for monitoring revenues, engaging and overseeing managers, monthly inspections, staffing budgets, approval of capital and preventive maintenance expenditures, union contract negotiations, review of monthly operating statements and preparation of annual budgets. In total, the Operator, together with RRI, will employ or retain the services of more than 7,000 persons, comprising approximately 5,700 employees and approximately 1,300 persons retained pursuant to contractual arrangements.

- ***Reporting:*** Retirement Homes submit daily activity reports highlighting any confirmed or expected changes in the number of residents and key operating issues which have arisen.

- ***Purchasing:*** As the largest Retirement Home operator in Canada, the Retirement Home Business obtains significant volume incentives for items such as food, chemicals and healthcare products at discounts unavailable to single home owners. This purchasing power will provide the Retirement REIT with an advantage over many of its competitors and will be enhanced as the Retirement REIT, through the Operator, continues to expand its operations. Decisions relating to the quantity and timing of particular purchases made under such agreements are determined on a home-by-home basis based on current requirements and are reviewed and controlled by corporate head office.

Marketing

The marketing of the Retirement Homes to be acquired by the Retirement REIT is a vital part of ensuring that high occupancy rates are maintained and enhanced. Some of the general marketing methods to be employed by the Operator include the following:

- *Market Positioning:* Services are geared to cater to all segments of the seniors healthcare market. This includes independent seniors requiring only light care to full-care residents. This positioning strategy results in more admission opportunities for each Retirement Home. The marketing of the services and Retirement Homes offered through the Retirement Home Business is generally directed at the families of potential residents.

- *Key Referral Sources:* Management carefully nurtures and develops its key referral sources, maintaining an extensive network of relationships with a variety of healthcare professionals, including discharge planners, social workers, nurses and other healthcare professionals. These efforts include regularly sponsoring educational conferences, seminars and newsletters relating to all aspects of the senior care industry.

- *Pricing:* The rate structure of all of the Retirement Homes to be acquired by the Retirement REIT is constantly monitored. While the rate structure of competing Retirement Homes is also monitored to ensure that rates are comparative, the principal strategy is to protect the integrity of rate structures once established. Practices such as rental discounting are discouraged and are only allowed on a case-by-case basis in exceptional circumstances. However, special incentive packages, such as trial stays and respite and convalescent rates, are offered. These initiatives will further enable the offering of services at different price points within and among the Retirement Homes.

- *Mixed Media:* A variety of advertising methods are used to consistently promote services and facilities, including television commercials, radio advertisements, print media, direct mail and other targeted advertising vehicles when appropriate. The concept design and production of all marketing and advertising material is produced by an in-house team of designers, ensuring continuity of image and quality control. Similarly, all corporate and Retirement Home advertising is purchased through an in-house media buying department to take advantage of volume discounts.

- *Aging in Place:* Every effort is made to have residents "age in place" by staying in one Retirement Home. If the care level requirement increases for a resident, extra care is provided through traditional government home care programs, through a private home health provider (such as the Home Healthcare Business), or by moving the resident to a special care unit where extra care is available. In cases of limited finances, alternate accommodation in the facility such as shared private suites or semi-private suites are explored. Residents with less financial resources will be helped with compassion, respect and dignity by trained nursing and social work staff who will explore options for them.

- *Community Involvement:* Each Retirement Home aims to ensure that residents' families are a welcome and integral part of the residents' care. Retirement Home management is encouraged to hold seminars, open houses, special teas, social gatherings, holiday functions and other events which ensure that the community continues to be an important part of the life of residents. Management has been very active in supporting local and national charities in the communities in which its Retirement Homes are located.

- *Program Development:* A team of hospital relations specialists with extensive backgrounds in discharge planning focuses on addressing the needs of hospitals. This, combined with extensive development of hospital partnership programs, has made the Retirement Home Business a leader in innovative program development, in partnership with the public sector.

- *E-Commerce:* Vendorco's current web site for the Retirement Home Business (www.centralparklodges.com) will, following the completion of the Offering, be adopted by the Retirement REIT and accessible at www.retirementreit.com. Management anticipates that with continued growth in information technology and internet use, this web site will become an extremely important marketing vehicle. Management believes that the web site will aid in the generation of referrals and reach the children of potential residents. Management intends to provide, through the web site, immediate information concerning the Retirement REIT and the Retirement Home Business to consumers. Management also expects the web site to be used by the investor relations department of the Retirement REIT in issuing annual and quarterly financial statements and press releases of material information about the Retirement REIT and its business.

Finance/Accounting

A senior management team including the Chief Financial Officer of the Retirement REIT establishes and executes equity and debt financing strategies which form the basis of cash management and treasury functions. The members of this team are actively involved in all aspects of corporate finance relating to acquisitions, development and financing. The Operator's accounting department is comprised of chartered accountants, other accounting professionals and general accounting staff who provide timely reporting to management at both the Operator's head office and the Retirement Home level. Budgets are prepared annually by the management of each Retirement Home with input from the Operator's head office. Cash flow is monitored daily, including the daily reporting of accounts receivable collections and outstanding balances, and significant capital expenditures. Detailed Retirement Home financial statements are prepared on a monthly basis with comparisons to prior periods and budgets. Consolidated corporate financial statements are prepared monthly.

Human Resources/Labour Relations

Retirement Home management works closely with head office management to ensure that there are consistent and fair policies and procedures with respect to all levels of staff. Where there are collective agreements in place with unions, regional experts are retained who have extensive experience in labour relations to ensure such agreements are managed in a professional, consistent and stable manner.

Facilities Maintenance and Improvements

Each of the Retirement Homes to be acquired by the Retirement REIT employs maintenance staff who conduct regular facility inspections and carries out a continuous program of preventive maintenance. This staff is supplemented by specialist service providers who are engaged under service contracts for specific facility equipment maintenance, such as elevators, heating, air conditioning and ventilation. Improvements are made to Retirement Homes on an annual basis in accordance with a capital budget prepared at each Retirement Home and reviewed by head office. Structural and physical plant reviews conducted by engineers and/or architects on all prospective Retirement Home acquisitions highlight any immediate and future capital expenditure requirements. For all acquisitions, provision is made for immediate capital expenditure requirements. Such improvements are normally performed shortly after completion of the acquisition.

During Vendorco's fiscal years ended September 30, 1998, 1999 and 2000, average Property capital expenditures, excluding the Nursing Homes sold to the Nursing REIT and capital expenditures on new acquisitions during the particular years, were approximately 1.5% of Vendorco's resident revenue for the same periods, a level which management of the Retirement REIT attributes to the success of the continuous preventive maintenance program implemented for the Retirement Home Business.

HISTORY OF VENDORCO AND THE NURSING REIT

Vendorco was originally established in 1961 by Granite Holdings of Canada Ltd. which operated a chain of privately-owned Nursing and Retirement Homes under its own name until 1969 when it was acquired by Trizec Corporation Ltd. (which later became TrizecHahn Corporation). Between 1969 and 1990, additional Nursing and Retirement Home properties were acquired. During this period, Vendorco also established a home healthcare division (operated by CHS) to provide staffing and companion services to seniors, the disabled and the chronically ill. By the end of 1990, the business consisted of 14 Retirement Homes and 11 Nursing Homes located in five provinces across Canada, together with the Home Healthcare Business. In September 1994, the families of Messrs. Paul Reichmann, Barry Reichmann and Lawrence Koenig purchased 70%, and the family of George Kuhl purchased 30%, of Vendorco from Trizec Corporation Ltd.

Paul Reichmann is an internationally known financier and developer. He is the Chairman and Chief Executive Officer of Reichmann International Development Corporation, Reichmann International México, S.A. de C.V. and International Property Corporation and a trustee of the Nursing REIT. He was formerly a shareholder, director and executive vice president of Olympia & York Developments Limited which, in 1992, together with certain affiliates, made filings under the insolvency laws of Canada and other jurisdictions. In 1995, Mr. Reichmann led a group of investors which acquired the Canary Wharf Group and he has been the Executive Chairman of Canary Wharf Group plc since its initial public offering in 1999. Canary Wharf Group plc was listed on the London Stock Exchange in April 1999, was admitted to the FTSE 100 in October 2000, and currently has a market capitalization in excess of £3 billion.

Barry Reichmann has been CEO of Vendorco since 1994 and President of the Nursing REIT since its inception. George Kuhl, who has been President of the operating subsidiaries of the Nursing REIT since its inception, is a pioneer in the senior care and accommodation industry and has been a leader in the healthcare field as a developer, owner, operator and manager of Retirement Homes in Canada for 30 years. Lawrence Koenig has been a Vice President of Vendorco since 1994 and an Executive Vice President since 1998, and has been instrumental in Vendorco's development program.

A management team with experience and expertise in healthcare, operations, finance and value creation was assembled in 1994. The management team focused its efforts on streamlining operations, instituting programs of cost control and increasing occupancies and revenues through extensive networking and marketing programs. Through these efforts, net operating income of the originally acquired 13 Vendorco Retirement Homes has increased significantly since 1994. This same focus and strategy has been applied to acquisitions once they became part of the Vendorco portfolio.

After establishing and implementing its operating procedures, management shifted its attention to strategic growth. Since 1996, 61 properties consisting of 5,112 suites were acquired and integrated into the Vendorco portfolio. The capital for the expansion program was provided through the judicious use of mortgage financing, bank leverage and shareholders' injection of funds. Vendorco has focused its acquisition program primarily on Canada, although it has made limited acquisitions in the United States. The only U.S. properties which will be acquired by the Retirement REIT from Vendorco are the Oregon Properties, which will be acquired through RRI.

Another U.S. acquisition was made by Ameripark QC Corporation ("Ameripark"), an indirect Subsidiary of Vendorco, of three boarding homes in the State of Washington. The Washington Department of Social and Health Services ("DSHS") alleged that there were deficiencies in resident care at two of these boarding homes, and Ameripark disputed DSHS' allegations. The parties reached a settlement under which Ameripark was permitted to retain ownership of the homes and voluntarily agreed to surrender the licenses of the three homes and to refrain from managing or operating boarding homes and adult family homes in Washington State for 20 years. In order to expedite the settlement, Barry Reichmann and George Kuhl agreed to be bound by similar undertakings and also agreed not to use either of Christian Mason, who manages the Oregon Properties through Sun Management Services Inc., or Lily Goodman, GP's Senior Executive Vice-President, as an employee, manager, consultant or advisor in any boarding home or adult family home in the State of Washington for such period. The settlement also provided for mutual releases between the parties. The three Washington homes have been leased to a third party operator and will not be acquired by the Retirement REIT. Vendorco has agreed to indemnify the Retirement REIT with respect to matters relating to the alleged deficiencies in resident care. Apart from this isolated incident in Washington State, Vendorco and its Subsidiaries have generally enjoyed excellent relations with nursing and retirement industry regulators in the jursidictions in which they have operated.

In May 1997, Vendorco sold 12 Nursing Homes and the related operations to the Nursing REIT on the initial public offering of the Nursing REIT. The Nursing REIT is a publicly traded real estate investment trust listed on the TSE. The decision to create the Nursing REIT was a strategic decision in order to achieve several objectives: (i) to separate the Retirement Home Business from the Nursing Home business; (ii) to allow the Nursing REIT to increase its capital base to expand its penetration of the long-term care sector; and (iii) to allow the Nursing REIT to access the public markets for funds to make additional purchases of Nursing Homes, while freeing up Vendorco's private capital to grow the Retirement Home Business. Vendorco entered into the Nursing REIT Advisory Agreement and the Nursing REIT Management Agreements and purchased 852,045 Nursing REIT Units upon the initial public offering of the Nursing REIT (10% of those outstanding at the time and which will be purchased by the Retirement REIT on Closing). Vendorco has since acquired additional Nursing REIT Units and currently holds approximately 15% of the outstanding Nursing REIT Units.

TRUSTEES AND KEY MANAGEMENT

Trustees

The Declaration of Trust provides that the Retirement REIT's board of trustees shall consist of a minimum of one and a maximum of nine Trustees. The Retirement REIT initially had two Trustees and an additional three Trustees were appointed in February 2001. Effective March 2, 2001, the number of Trustees of the Retirement REIT was increased to seven, Stephen Pincus, Neil Sheehy and William Gorman resigned, and Paul Reichmann, William Davis, John Evans, Ernie Eves and Derek Watchorn were appointed to the board of trustees of the Retirement REIT. Of the seven trustees, Messrs. Paul Reichmann, George Kuhl and Barry Reichmann are appointees of Vendorco and Messrs. Davis, Evans, Eves and Watchorn are independent Trustees.

Following Closing, Vendorco will have the right to appoint three Trustees so long as Vendorco owns 30% or more of the Units of the Retirement REIT (including securities that are exchangeable into such units) on a fully diluted basis, two Trustees so long as it owns less than 30% but more than 15% of the units of the Retirement REIT (including securities that are exchangeable into such units) on a fully diluted basis, and one Trustee so long as it owns less than 15% but more than 10% of the units of the Retirement REIT (including securities that are exchangeable into such units) on a fully diluted basis and/or the Development Agreement is in effect. These numbers of appointees will be proportionately adjusted to account for any increase or decrease in the number of Trustees of the Retirement REIT. Vendorco will also have the right to vote its Units for the independent Trustees of the Retirement REIT.

The following table sets forth the names, municipality of residence, position held with the Retirement REIT and the current principal occupation of each of the Trustees of the Retirement REIT:

Trustees of the Retirement REIT

Name and Municipality of Residence	Age	Position with the Retirement REIT or GP	Current Principal Occupation
PAUL REICHMANN . . . . Toronto, Ontario	70	Trustee of the Retirement REIT	Executive Chairman of Canary Wharf Group plc
THE HONOURABLE WILLIAM G. DAVIS, P.C., C.C., Q.C. . . . . . Brampton, Ontario	71	Chairman and Trustee of the Retirement REIT	Counsel, Torys
DR. JOHN R. EVANS, C.C. . . . . Toronto, Ontario	71	Trustee of the Retirement REIT	Chairman of the Board of Torstar Corporation, Chairman of the Board of Alcan Aluminium Limited and Vice-Chairman of NPS-Allelix Biopharmaceuticals Inc.
ERNIE EVES, Q.C. . . . . Toronto, Ontario	54	Trustee of the Retirement REIT	Vice Chairman and Senior Advisor of Credit Suisse First Boston Canada Inc. and Chair of the Ontario Olympic Sports and Waterfront Development Agency
GEORGE KUHL . . . . Toronto, Ontario	52	Vice-Chairman and a Trustee of the Retirement REIT and President, Chief Operating Officer and a Director of GP	Vice-Chairman and a Trustee of the Retirement REIT and President and Chief Operating Officer of GP
BARRY REICHMANN . . . Toronto, Ontario	34	President, Chief Executive Officer and a Trustee of the Retirement REIT	President and Chief Executive Officer of the Retirement REIT and President of the Nursing REIT
DEREK J. WATCHORN . . Sunningdale, England	58	Trustee of the Retirement REIT	Executive Director, TrizecHahn Plc

PAUL REICHMANN, TRUSTEE: Mr. Reichmann is a Trustee of the Retirement REIT. He is also the Chairman and Chief Executive Officer of Reichmann International Development Corporation, Reichmann International México, S.A. de C.V. and International Property Corporation, a trustee of the Nursing REIT and the Executive Chairman of Canary Wharf Group plc. Mr. Reichmann has been the Chairman of Vendorco since 1994.

THE HONOURABLE WILLIAM G. DAVIS, P.C., C.C., Q.C., CHAIRMAN AND TRUSTEE: Mr. Davis is the Chairman of the Board of Trustees and a Trustee of the Retirement REIT. Mr. Davis was the Premier of Ontario from 1971 to 1985 and was a member of the Ontario Legislature from 1959 to 1985. Mr. Davis is counsel to Torys and is a member of the Board of Directors of Algoma Steel Inc., First American Financial Corporation, First American Title Insurance Company, Gentra Inc., Home Capital Group Inc., Magellan Aerospace Corporation, Magna

International Inc., Magna Entertainment Corp., NIKE Canada, Ltd., Power Corporation of Canada and St. Lawrence Cement. Mr. Davis was a Director of Bramalea Limited in the early 1990's when it made certain filings under the insolvency laws of Canada.

JOHN R. EVANS, C.C., TRUSTEE: Dr. Evans is a Trustee of the Retirement REIT. Dr. Evans is the Chairman of the Board of Directors of Alcan Aluminium Limited and Torstar Corporation, as well as the Vice Chairman of NPS-Allelix Biopharmaceuticals Inc. Dr. Evans is also the Chairman of the Canada Foundation for Innovation. Dr. Evans was President of the University of Toronto from 1972 to 1978 and Director of the Population, Health and Nutrition Department of the World Bank from 1979 to 1983. He is past Chairman of the Rockefeller Foundation.

ERNIE EVES, Q.C., TRUSTEE: Mr. Eves is a Trustee of the Retirement REIT. Mr. Eves is Vice Chairman and Senior Advisor of Credit Suisse First Boston Canada Inc. and Chair of the Ontario Olympic Sports and Waterfront Development Agency. Mr. Eves served as the Deputy Premier and Minister of Finance for the Province of Ontario from June 1995 to February 2001. Mr. Eves was first elected to the Ontario legislature in 1981 and was successfully re-elected five times.

GEORGE KUHL, VICE-CHAIRMAN AND TRUSTEE: Mr. Kuhl is the Vice-Chairman of the Board of Trustees and a Trustee of the Retirement REIT. He is also the President, Chief Operating Officer and a Director of GP. Among his responsibilities are overseeing and directing GP's operations. Mr. Kuhl has been the Vice Chairman of Vendorco since 1994. Mr. Kuhl is also a trustee of the Nursing REIT and the President of its operating companies. Mr. Kuhl has been involved in the long-term care industry since 1971 as an owner, developer and manager. In 1994, Mr. Kuhl negotiated the acquisition of Vendorco with equity financing provided by the Reichmann group.

BARRY REICHMANN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND TRUSTEE: Mr. Reichmann is the President, Chief Executive Officer and a Trustee of the Retirement REIT and is responsible for the Retirement REIT's overall strategy and business development. Mr. Reichmann has been the President and a director of Vendorco since 1994. Mr. Reichmann is also the President and a trustee of the Nursing REIT. Mr. Reichmann previously worked for Reichmann International Development Corporation, a family-owned property development and management company.

DEREK WATCHORN, TRUSTEE: Mr. Watchorn is a Trustee of the Retirement REIT. Mr. Watchorn is the Executive Director of TrizecHahn Plc responsible for implementation of project initiatives in Europe. Prior to joining TrizecHahn Plc, Mr. Watchorn was a senior partner of the law firm Davies, Ward & Beck in Toronto.

Key Management of the Retirement REIT and the Operator

Other than Barry Reichmann and Manfred Walt, there are no employees of the Retirement REIT. As part of the purchase of the Retirement Home Business by the Operator Subsidiary and the transfer of that business to the Operator on the wind-up of the Operator Subsidiary, all of the officers and employees employed in the Retirement Home Business will become employees of GP. Pursuant to the terms and conditions of the Limited Partnership Agreement establishing the Operator, the services of such officers and employees will be provided to the Operator by GP and GP is reimbursed by the Operator for the cost to it of providing such services to the limited partnership.

The following table sets forth the names, municipality of residence, position held with the Retirement REIT or GP and the current principal occupation of each of the members of key management of the Retirement REIT and GP:

Key Management of the Retirement REIT and the Operator

Name and Municipality of Residence	Age	Position with the Retirement REIT or GP	Current Principal Occupation
BARRY REICHMANN . . . Toronto, Ontario	34	President, Chief Executive Officer and a Trustee of the Retirement REIT	President and Chief Executive Officer of the Retirement REIT and President of the Nursing REIT

Name and Municipality of Residence	Age	Position with the Retirement REIT or GP	Current Principal Occupation
GEORGE KUHL . . . . Toronto, Ontario	52	Vice-Chairman and a Trustee of the Retirement REIT and President, Chief Operating Officer and a Director of GP	Vice-Chairman of the Retirement REIT and President and Chief Operating Officer of GP
LAWRENCE KOENIG . . . Toronto, Ontario	37	Senior Executive Vice President and a Director of GP	President of Developmentco and Senior Executive Vice President of GP
LILY GOODMAN . . . . . . Toronto, Ontario	46	Senior Executive Vice President of GP	Senior Executive Vice President of GP
MANFRED J. WALT . . . . Thornhill, Ontario	48	Executive Vice President and Chief Financial Officer of the Retirement REIT	Executive Vice President and Chief Financial Officer of the Retirement REIT
C. WILLIAM DILLANE . . Toronto, Ontario	48	Senior Vice President, Nursing Homes, of GP	Chief Operating Officer of the Nursing REIT and Vice President of its operating companies
ROD WILSON . . . . Burlington, Ontario	53	Senior Vice President, Marketing, of GP	Senior Vice President, Marketing, of GP
MICHAEL FRASER . . . . . Oakville, Ontario	40	Vice President, Finance and a Director of GP	Vice President, Finance of GP

Additional information regarding each of the members of senior management of the Retirement REIT and GP not described above is provided below.

LAWRENCE KOENIG, SENIOR EXECUTIVE VICE PRESIDENT AND A DIRECTOR OF GP: Mr. Koenig is Senior Executive Vice President and a Director of GP and President of Developmentco. His responsibilities with GP include business development within Canada. Mr. Koenig served as the Executive Vice President of Vendorco since 1998, prior to which he served in various senior positions within the company. Mr. Koenig is a director of Vendorco and various operating Subsidiaries of Vendorco. Prior to joining Vendorco, Mr. Koenig was involved in the ownership and management of multi-residential real estate through a family-owned company.

LILY GOODMAN, SENIOR EXECUTIVE VICE PRESIDENT OF GP: Mrs. Goodman is the Senior Executive Vice President of GP. Mrs. Goodman has been closely involved with geriatric healthcare since the late 1970's. She joined Vendorco in 1994 after ten years' experience working with George Kuhl and the Meadowcroft group and has held various senior positions with Vendorco. Mrs. Goodman is responsible for overseeing the operations of the Retirement REIT's Retirement Homes division and Central Health Services, the division which provides home health services. Mrs. Goodman is a Director of The Starlight Children's Foundation and is a past Director and Vice President of the Ontario Residential Care Association.

MANFRED J. WALT, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF THE RETIREMENT REIT: Mr. Walt is Executive Vice President and Chief Financial Officer of the Retirement REIT. Mr. Walt joined Vendorco in May 1998 and has been a director since October 1998. He was previously employed for 18 years with the Brascan Corporation and the Edper Group of Companies, a diversified natural resources, energy, merchant banking and real estate group. Mr. Walt is a Chartered Accountant. Mr. Walt is also a director of Oxford Automotive Inc., a private Tier I supplier to the automotive industry and is the Terry Fox Foundation representative on the board of the National Cancer Institute of Canada.

C. WILLIAM DILLANE, SENIOR VICE PRESIDENT, NURSING HOMES, OF GP: Mr. Dillane is Senior Vice President, Nursing Homes, of GP. Mr. Dillane is also the Chief Operating Officer of the Nursing REIT and Vice President of its operating companies. Mr. Dillane has served as a Vice President of Vendorco since 1994. Mr. Dillane has been employed in the health care industry since 1972 and is past President and Chairman of the Board of the Ontario Nursing Home Association.

Rod Wilson, Senior Vice President, Marketing, of GP: Mr. Wilson is Senior Vice President, Marketing, of GP. Mr. Wilson served as the Senior Vice President, Marketing, Corporate and Public Relations of Vendorco since March 1994. Mr. Wilson holds a Masters Degree in social work and had extensive experience in the healthcare and hospital sector prior to joining the Meadowcroft Group in 1990. Mr. Wilson held senior positions in three hospitals for 17 years before entering the long term care business.

Michael Fraser, Vice President, Finance, and Director of GP: Mr. Fraser is Vice President, Finance, and a director of GP. Mr. Fraser has been employed by Vendorco since 1990, occupying various senior positions in the financial management of the Vendorco Group. Prior to 1990, Mr. Fraser occupied various positions with KPMG and the Office of the Provincial Auditor. Mr. Fraser has a Masters of Business Administration degree and is a Chartered Accountant.

Corporate Governance

Mandate of the Board of Trustees

The board of trustees of the Retirement REIT assumes responsibility for: (i) participating in the development of a corporate strategic plan; (ii) identifying and managing business risks; (iii) ensuring the integrity and adequacy of the Retirement REIT's internal controls and management information systems; (iv) defining the roles and responsibilities of management of the Retirement REIT; (v) reviewing and approving the business and investment objectives to be met by management of the Retirement REIT; (vi) assessing the performance of management of the Retirement REIT and the performance of its Subsidiaries; (vii) succession planning; (viii) ensuring effective and adequate communication with the Retirement REIT's Unitholders and other stakeholders as well as the public at large; and (ix) establishing committees of the board of trustees, where required, and defining their mandate. One of the key functions of the board of trustees will be to determine which Development Properties the Retirement REIT should finance or acquire (see "Strategies for Achieving Growth — The Development Program").

Relationship of the Board of Trustees and Management

Following the Closing of this Offering, a majority of the members of the board of trustees of the Retirement REIT will be independent or "unrelated" trustees (as defined in The Toronto Stock Exchange Guidelines on Corporate Governance). The proposed board of trustees will be composed of four independent Trustees and three Trustees appointed by Vendorco.

The board of trustees of the Retirement REIT has in place appropriate structures and procedures to ensure that it can function independently of management, including the appointment of a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities. The chairman of the board of trustees of the Retirement REIT, William G. Davis, is an independent Trustee and the chairman's role and responsibilities will be clearly defined to include managing the affairs of the board of trustees of the Retirement REIT and, together with the Corporate Governance and Compensation Committee, monitoring its effectiveness.

The limits of management's responsibilities are clearly defined by the board of trustees of the Retirement REIT. This is accomplished both by specifically identifying the role and responsibilities of the Chief Executive Officer of the Retirement REIT and specifying that all material decisions relating to the business and operations of the Retirement REIT are to be made by the board of trustees or a committee thereof.

Committees

The board of trustees of the Retirement REIT will establish four committees: the Audit Committee, the Corporate Governance and Compensation Committee, the Distributions Committee and the Investment Committee. A majority of the members of all the committees other than the Distributions Committee will be independent Trustees.

Audit Committee

The Audit Committee's terms of reference will include reviewing the Retirement REIT's procedures for internal control with the Retirement REIT's auditors and Chief Financial Officer, as well as: (i) reviewing the engagement of the auditors; (ii) reviewing and recommending to the board of trustees for its approval annual (and quarterly, at the Committee's discretion) financial statements; (iii) assessing the Retirement REIT's financial and accounting personnel; and (iv) reviewing any significant transactions outside the Retirement REIT's ordinary course of business and all pending litigation involving the Retirement REIT.

Corporate Governance and Compensation Committee

In addition to reviewing the Retirement REIT's approach to corporate governance and generally having responsibility for the Retirement REIT's corporate governance, human resources and compensation policies, the Corporate Governance and Compensation Committee will have primary responsibility for: (i) assessing the effectiveness of the board of trustees and each of its committees; (ii) considering questions of management succession; (iii) participating in the recruitment and selection of candidates as Trustees of the Retirement REIT; (iv) considering and approving proposals by the Trustees of the Retirement REIT to engage outside advisers on behalf of the board of trustees as a whole or on behalf of the independent Trustees of the Retirement REIT; (v) administering the Retirement REIT's Option Plan; (vi) assessing the performance of the Chief Executive Officer of the Retirement REIT; (vii) reviewing and approving the compensation of senior management and consultants of the Retirement REIT and its Subsidiaries; and (viii) reviewing and making recommendations to the board concerning the level and nature of the compensation payable to Trustees of the Retirement REIT.

Distributions Committee

The Distributions Committee will comprise four Trustees, two of whom, including one independent Trustee, will approve distributions of the Retirement REIT (other than the final distribution for each calendar year). Two of the members of the Distributions Committee will be independent Trustees.

Investment Committee

The Investment Committee will recommend to the board of trustees of the Retirement REIT whether to approve or reject proposed transactions, including proposed acquisitions and dispositions of properties, borrowings (including the assumption or granting of any mortgage) by the Retirement REIT and the financing and acquisition of Development Properties. The Investment Committee will also be responsible for recommending the adoption of an environmental management program for the Retirement REIT and for supervising the Retirement REIT's compliance with and implementation of the environmental program.

Compensation Arrangements

Employment Agreements

Pursuant to an employment agreement to be entered into between George Kuhl and GP, Mr. Kuhl will be entitled to an annual base salary of $350,000. The bonus arrangement and salary increases will be solely at the discretion of the Corporate Governance and Compensation Committee of the Retirement REIT. The agreement will be renewable after five years. The agreement will provide for a termination payment, in certain circumstances, equal to Mr. Kuhl's then annual base salary multiplied by a factor of three.

Pursuant to an employment agreement to be entered into between Lily Goodman and GP, Mrs. Goodman will be entitled to an annual base salary of $300,000. The bonus arrangement and salary increases will be solely at the discretion of the Corporate Governance and Compensation Committee of the Retirement REIT. The agreement will be renewable after five years. The agreement will provide for a termination payment, in certain circumstances, equal to Mrs. Goodman's then annual base salary multiplied by a factor of three.

Pursuant to an employment agreement to be entered into between Rod Wilson and GP, Mr. Wilson will be entitled to an annual base salary of $275,000. The bonus arrangement and salary increases will be solely at the discretion of the Corporate Governance and Compensation Committee of the Retirement REIT. The

agreement will be renewable after five years. The agreement will provide for a termination payment, in certain circumstances, equal to Mr. Wilson's then annual base salary multiplied by a factor of two and one half.

Compensation of Trustees

Each proposed Trustee, none of whom is a salaried employee of the Retirement REIT or a director of its Subsidiaries, will be paid an annual fee of $15,000 and a fee of $1,000 per meeting of the board of trustees ($500 for a telephone meeting) of the Retirement REIT (or any committee thereof) other than the Distributions Committee, and will be reimbursed for his or her expenses in connection therewith. The Chairman of the board of trustees of the Retirement REIT, in addition to his compensation as a Trustee, will receive an annual fee of $15,000 and will be reimbursed for his expenses incurred in such capacity. The Chairman of each Committee will receive a retainer of $2,000 per annum.

Unit Option Plan

Prior to the completion of the Offering and subject to regulatory approval, the Retirement REIT adopted a unit option plan (the "Option Plan") to provide incentives to the Trustees and the directors, officers, employees and consultants of or retained by the Retirement REIT and/or its Subsidiaries. The maximum number of Units that will be issuable pursuant to the Option Plan will be set at a number of Units equal to 10% of the issued and outstanding Units less the maximum number of Units which may be issued under any other compensation arrangements, subject to certain adjustments in the event of the subdivision, consolidation or reclassification of the Units, the payment of distributions in kind or other equivalent changes to the capital of the Retirement REIT. On Closing, options to acquire approximately 5% of the Units will have been issued. Pursuant to the Option Plan and any other unit compensation arrangements, no more than 5% of the outstanding Units from time to time may be issued to any one insider and such insider's associates within any one year period.

Under the Option Plan, options ("Options") for the purchase of Units may be granted to Trustees and employees, officers, directors and consultants of or retained by the Retirement REIT and its Subsidiaries. In determining the number of Units subject to each Option, consideration will be given to the individual's present and potential contribution to the success of the Retirement REIT.

The terms, conditions and limitations of each Option granted under the Option Plan shall be determined by the Corporate Governance and Compensation Committee, subject to the rules of the TSE and any other applicable regulatory authority. The Corporate Governance and Compensation Committee may, from time to time in their discretion, grant Options to eligible persons at a fixed exercise price (the "Exercise Price"). The Corporate Governance and Compensation Committee also has the authority to grant Options at the Exercise Price. The Exercise Price of an Option shall not be less than the average of the daily average of the high and low board lot trading price of Units on the TSE for the five consecutive trading days immediately preceding the date of grant and Options shall be non-transferable except as set out below.

Unless otherwise determined by the Corporate Governance and Compensation Committee, each Option shall be exercisable for a maximum term of ten years, vest over a five-year period, with the first vesting on the first anniversary of the date of granting the Option, and shall be assignable by the holder thereof ("Participant") to (i) the Participant's spouse, (ii) a trust, at least one of the trustees or the trustee of which is the Participant and the beneficiaries of which are one or more of the Participant and the Participant's spouse and children, or (iii) a corporation controlled by the Participant or the Participant's spouse. Notwithstanding a permitted assignment under the Option Plan, an assigned Option for the purposes of applying the rules of the TSE, shall be deemed to be held by the Participant to whom it was originally granted. Units underlying options that are not exercised prior to expiration or are cancelled, are then available for subsequent option grants.

In the event that an Optionee ceases to be an eligible person under the Option Plan, all vested Options held by such Optionee will be exercisable for a period of 90 days following the date that such Optionee ceases to be an eligible person, after which such Options will terminate. All unvested Options held by any such Optionee will immediately terminate upon the Optionee ceasing to be an eligible person unless the Corporate Governance and Compensation Committee determines otherwise. In the case of the death of an Optionee, the heirs or representatives of the estate of the Optionee may continue to hold the Options.

Pursuant to the Option Plan, a Participant, rather than exercising an in-the-money Option, with the consent of the Retirement REIT, acting reasonably, may elect at any time to surrender his or her vested options for cancellation and receive an amount (the "Growth Amount") equal to the difference between the market price of the Unit underlying the Option and the Exercise Price of the Option, which Growth Amount, less any amounts required to be withheld, will be payable through the issuance by the Retirement REIT to the Participant of a number of Units calculated by dividing the Growth Amount by the market price of the underlying Units. The market price of the Units received shall be equal to (for purposes of calculating the number of such Units to be issued) the average of the daily average of the high and low board lot trading price of Units on the TSE for the five consecutive trading days immediately preceding the election.

It is proposed that, prior to Closing, subject to any required regulatory approval, options in respect of 155,000 Units will be issued to the independent Trustees, options in respect of 1,150,000 Units will be issued to executive officers of the Retirement REIT and GP, and options in respect of 617,000 Units will be issued to employees of GP and Vendorco/Developmentco under the Option Plan, in each case at an exercise price equal to the Offering Price.

Non-Competition Arrangements

General

At or prior to the Property Closing, Messrs. Paul Reichmann, George Kuhl, Barry Reichmann and Lawrence Koenig (the "Restricted Group") will enter into a non-competition agreement with the Retirement REIT which will restrict certain activities by them in the senior care and accommodation industry.

Scope and Term of Restrictions

The Restricted Group, so long as they are trustees, officers and/or employees of the Retirement REIT, the Operator, GP or Developmentco while the Development Agreement is in effect and for two years thereafter, and in any event for two years from Closing, will not compete, directly or indirectly, with the Retirement REIT in the operation and management of Retirement Homes in Canada and (provided the Retirement REIT or any of its Subsidiaries then own, operate or manage Retirement Homes in the State of Oregon) the State of Oregon other than in connection with (i) investments in entities based in the United States to be set out in the Non-Competition Agreement, (ii) Development Properties and Lease-Up Properties until such properties are acquired by the Retirement REIT or sold to third parties, (iii) investments of up to 33% (in aggregate for the Restricted Group) in any one or more entities or groups of related entities, (iv) for each member of the Restricted Group, up to three Retirement Homes in Canada and up to three Retirement Homes in Oregon, and (v) any other exception reasonably approved by the independent Trustees from time to time, having regard to whether the exception would result in the Restricted Group competing with existing Retirement Homes of the Retirement REIT and its Subsidiaries.

In addition, the Vendors will agree pursuant to the Non-Competition Agreement (i) to use all commercially reasonable efforts to dispose of (including by way of lease to a third party or retaining a third party manager) their remaining assets in the United States in an orderly manner over time; and (ii) if and when its remaining property in Thunder Bay, Ontario is converted or redeveloped into a Retirement Home, to provide the Retirement REIT with a right to purchase such property as though it were a Development Property under the Development Agreement. Vendorco will pay a management fee to the Operator for managing these assets until they are sold.

Employment Agreements

Certain officers and employees of the Operator will be required as a condition of their office or employment to enter into a covenant not to compete with the Retirement REIT and its Subsidiaries during the term of their employment and for one year thereafter.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the proposed annual and long-term compensation arrangements for services to be rendered in the 2001 Fiscal Year (effective March 31, 2001 on an annualized basis), in respect of each of the individuals who are the Chief Executive Officer and the four other most highly compensated executive officers of the Retirement REIT and its Subsidiaries (the "Named Executive Officers").

Summary of Proposed Compensation Arrangements (Effective March 2001 on an Annualized Basis) for 2001 Fiscal Year Annual Compensation

Name	Salary	Maximum Bonus Payable(1)	Other Annual Compensation(2)	Securities Under Options Granted (#)(3)	All Other Compensation(4)
BARRY REICHMANN	$350,000	$ —	$ —	200,000	$4,060
GEORGE KUHL	$350,000	$ —	$ —	200,000	$4,060
LILY GOODMAN	$300,000	$ —	$35,000	250,000	$3,481
MANFRED J. WALT	$300,000	$ —	$ —	200,000	$2,325
ROD WILSON	$275,000	$ —	$35,000	125,000	$3,192

Notes:

(1) To be determined following the completion of the 2001 fiscal year and at the discretion of the Corporate Governance and Compensation Committee of the board of trustees of the Retirement REIT.

(2) Represents car allowance.

(3) To be granted prior to Closing.

(4) Represents life and accidental death insurance.

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PRINCIPAL UNITHOLDERS

To the knowledge of management, no person or company will beneficially own, directly or indirectly, or own of record, more than 10% of the Units of the Retirement REIT following this Offering and other transactions described under "Use of Proceeds", other than the Operator. The number of Units to be owned by each such Unitholder immediately prior to the completion of the Offering are as follows:

Unitholder	Number of Units Owned Prior to the Offering	Number of Units Received in Consideration of the Sale of Assets to the Retirement REIT	Number of Units to be Owned following the Offering	Percentage of Total Units	
				Before Giving Effect to the Offering	After Giving Effect to the Offering[2]
Retirement Residences Operations (REIT) LP[1] . .	0	5.8 million	5.8 million	0%	17%
Vendorco	0	9.1 million	9.1 million	0%	26%

Notes:

(1) These units are pledged to Vendorco as security for the Operator's obligations to exchange the Operator Class B Exchangeable Units issued by the Operator to Vendorco for Units. Each Operator Class B Exchangeable Unit is exchangeable for a Unit of the Retirement REIT held by the Operator. The principal shareholders of Vendorco are the families of Messrs. Paul and Barry Reichmann and Lawrence Koenig (who, collectively, own approximately 70% of Vendorco) and the family of George Kuhl (who owns approximately 30% of Vendorco). Manfred Walt, Executive Vice President and Chief Financial Officer of the Retirement REIT, holds a nominal interest in Vendorco.

(2) Before giving effect to the Over-Allotment Option granted by the Retirement REIT to the Underwriters to acquire additional Units up to an aggregate of 2.5% of the Offering.

PROMOTER

Vendorco has taken the initiative in substantially reorganizing the Retirement REIT and organizing the acquisition of the assets of Vendorco pursuant to the Acquisition Agreement and the Purchase Agreements and may therefore be considered the promoter of the Retirement REIT for purposes of applicable securities legislation.

MATERIAL CONTRACTS

Except for agreements entered into in the ordinary course of business, the only agreements which will be material to the Retirement REIT which were entered into during the two year period prior to the date hereof or will be entered into prior to Closing are the following:

(a) the Underwriting Agreement described under "Plan of Distribution";

(b) the Contractual Escrow Agreement described under "Contractual Escrow Arrangements";

(c) the Option Plan described under "Trustees and Key Management — Compensation Arrangements — Unit Option Plan";

(d) the Purchase Agreements, Leases and Purchase Bond described under "The Acquisitions — Acquisitions by the Retirement REIT and Acquisitions by RRI";

(e) the Acquisition Agreement described under "The Acquisitions — Acquisitions by the Operator";

(f) the Limited Partnership Agreement forming the Operator Subsidiary referenced under "The Acquisitions — Acquisitions by the Operator";

(g) the Limited Partnership Agreement forming the Operator referenced under "Structure of the Retirement REIT";

(h) the agreement of purchase and sale for the Operator Subsidiary referenced under "The Acquisitions — Acquisitions by the Operator";

(i) the Nursing REIT Advisory Agreement described under "The Acquisitions — Acquisitions by the Operator — The Nursing REIT Management Business";

(j) the Nursing REIT Management Agreements described under "The Acquisitions — Acquisitions by the Operator — The Nursing REIT Management Business";

(k) the Non-Competition Agreement described under "Trustees and Key Management — Non-Competition Arrangements";

(l) the Declaration of Trust described under "Declaration of Trust and Description of Units";

(m) the Distribution Reinvestment Plan described under "Distribution Reinvestment Plan";

(n) the Development Agreement described under "Strategies for Achieving Growth — The Development Program"; and

(o) the Non-Competition Agreement with the Nursing REIT described under "Risk Factors — Relationship with the Nursing REIT".

Copies of each of the foregoing agreements may be inspected during ordinary business hours at the registered office of the Retirement REIT during the period of distribution of the Units and for a period of 30 days thereafter.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL CONTRACTS

Messrs. Paul Reichmann, Barry Reichmann, George Kuhl and Manfred Walt, who are Trustees and/or officers of the Retirement REIT and/or directors and/or officers of GP, are directors and/or shareholders and/or associates of shareholders of Vendorco. Vendorco is the vendor under the Purchase Agreements and the Acquisition Agreement and is the owner of Developmentco which is a party to the Development Agreement. Messrs. Paul Reichmann, Barry Reichmann, George Kuhl and C. William Dillane, who are trustees and/or officers of the Retirement REIT and/or directors and/or officers of GP, are trustees and/or officers of the Nursing REIT, which is a party to the Nursing REIT Advisory Agreement and Nursing REIT Management Agreements. Lawrence Koenig, who is a Director and officer of GP, is an associate of a shareholder of Vendorco and President and an employee of Developmentco. Lily Goodman, a Senior Executive Vice President of GP, owns a 10% interest in Classic Care Pharmacy Inc. which obtains approximately 87% of its revenues from residents of Retirement Homes which will be owned by the Retirement REIT.